xstrata

09045996

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Monday, April 20, 2009

**Xstrata file number 82-34660**

Please find attached all company announcement released by Xstrata during the months of January, February and March 2009, including our Annual Report 2008, Prospectus, Circular and Supplementary Prospectus.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

SEC Mail Processing
Section
APR 27 2009
Washington, DC
110

dlw 5/1

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata
zinc



NEWS RELEASE

Tuesday 13 January 2009

# RESTRUCTURING OF XSTRATA ZINC MOUNT ISA OPERATIONS

Mount Isa - Xstrata Zinc today announces the restructuring of its Mount Isa zinc-lead operations in North Queensland following a strategic review. The changes are being made to optimise efficiency and productivity and to secure the long-term future of Xstrata Zinc's Mount Isa operations during a tough operating environment.

As a result of these changes, the Handlebar Hill operation will be placed into care and maintenance from 12 February 2009 and the planned upgrade of the Pac Rim crushing systems in Mount Isa will not proceed. Customer contracts will be met from other Xstrata Zinc mines and operations at Handlebar Hill are expected to recommence when market conditions improve.

Production from Handlebar Hill will be replaced by increased production from Xstrata Zinc's higher-grade George Fisher underground mine and the large-scale Black Star open cut mine at Mount Isa. Annual mine production will increase at these operations by approximately 13% and 38% respectively in 2009.

Xstrata Zinc Mount Isa Executive General Manager Kevin Hendry said current global economic conditions were extremely challenging and required strong leadership and tough decision making.

"The initiatives being implemented at Mount Isa will deliver increased volumes of higher grade material from George Fisher, together with higher volumes of feed from the Black Star mine to significantly improve recoveries and operating efficiencies," Mr Hendry said. "These operational changes are being made to reposition Xstrata Zinc's Mount Isa operations and secure their long-term future in the face of very challenging market conditions."

In total eighty-nine contractors and sixty Xstrata Zinc personnel employed at the Mount Isa operations will be affected by the restructuring.

"We are working closely with all those impacted by this decision to ensure they are appropriately supported. Xstrata Zinc is assisting affected employees to find alternative positions and we have identified a number of opportunities that will be available at Xstrata Zinc or Xstrata Copper Mount Isa operations," Mr Hendry said.

*Ends*

Xstrata contacts

**Patrick Collins**
General Manager, Corporate Affairs & Community Relations, Xstrata Zinc
Telephone (07) 3295 7586
Mobile 0423 842 994
Email pcollins@xstratazinc.com.au

**Kathy Mac Dermott**
General Manager,
Rowland
Telephone (07) 3229 4499
Mobile 044 88 44 508
Email Kathy.macdermott@rowland.com.au

**Jemma Schweikert**
Community Relations Advisor
Xstrata Zinc
Telephone (07) 4744 6552
Mobile 0412 126 510
Email jschweikert@xstratazinc.com.au

www.xstrata.com

## Notes to editors about Xstrata:

### ABOUT XSTRATA PLC
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK.

### ABOUT XSTRATA ZINC
Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, assets comprise: the Mount Isa, George Fisher underground, Handlebar Hill open cut and Black Star open cut zinc-lead mines, zinc-lead concentrator, lead smelter and Bowen Coke Works in north Queensland; the McArthur River open pit zinc-lead mine, processing and port operations in the Northern Territory; and 75% of the Lady Loretta zinc-lead deposit in north-west Queensland.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata File
Number 82-34660



xstrata

**NEWS RELEASE**

# XSTRATA CANADA CORPORATION ANNOUNCES REDEMPTION OF PREFERRED SHARES, SERIES 3

Toronto, January 13, 2009

Xstrata plc's subsidiary, Xstrata Canada Corporation ("Xstrata Canada"), announced that it will mail on January 14, 2009 a notice of redemption for all of its outstanding Cumulative Preferred Shares, Series 3 (TSX: FAL.PR.B) (the "Preferred Shares"). Xstrata Canada will redeem all of the outstanding Preferred Shares on March 1, 2009 for C$25.00 in cash, plus accrued and unpaid dividends in respect of each Preferred Share up to, but excluding, March 1, 2009. Xstrata Canada intends to use its internal cash resources to fund the aggregate redemption price of approximately C$79 million. Following the redemption of the Preferred Shares, Xstrata Canada will no longer have any publicly traded shares.

Xstrata Canada shareholders with questions or requests for copies of the documents, please contact CIBC Mellon Trust Company at 1-800-387-0825 or 1 (416) 643-5500 or by e-mail at *inquiries@cibc mellon.com.*

*ends*

---

**For further information, please contact:**

**Xstrata contact**

Stephen Young
Xstrata Canada Corporation
Telephone 1 (416) 775-1556
Email syoung@xstratanickel.ca

**Forward Looking Statements**

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata Canada's ability to control or predict. Forward-looking statements are not guarantees of future performance.

Tor#: 2220996.1

Xstrata File
Number 82-34660

SEC Mail Processing
Section

APR 27 2009

Washington, DC
110

HORNE

xstrata
copper

**PRESS RELEASE**

## HORNE ANNOUNCES STEPS TO STRENGTHEN ECONOMIC VIABILITY

**Rouyn-Noranda, January 15, 2009** – Horne Smelter management announces that it is reducing its workforce and capital expenditures to strengthen its viability in current market conditions.

The decision comes after careful evaluation of the impact on the Horne operations of the closure of Fabie Bay Mine, a custom milling client, and a reduction in the volume of recycled feed. In total, 55 permanent operational positions associated with milling ore from Fabie Bay Mine and the recycling operation will be made redundant. In addition, the announcement will impact approximately 30 consultants and other contractors.

The challenging operating environment requires the Horne Smelter to scale back capital expenditures in 2009. However, investments related to important environmental improvement projects will continue, including the CDN$5 million project to install a secondary hood to capture fugitive emissions and reduce arsenic concentrations in the ambient air in the Notre-Dame neighbourhood.

### Goal: Improving Economic Viability

"The smelting business has recently faced a challenging operating environment and it is important that we respond rapidly to this downturn in the market and make the necessary adjustments," said Claude Bélanger, General Manager of the Horne Smelter.

"The Horne Smelter is a stand-alone custom smelting facility that operates in a very competitive environment. Full asset utilization and cost management are essential for Horne's long-term viability." said Mr. Bélanger.

"We will give our people the support they need to minimize the impacts of these measures on them as much as possible. A number will be transferred to other jobs in the smelter," added Mr. Bélanger.

End

Contact:
**Mireille Grenier**, Coordinator, communications and community relations
Telephone : +1 (819) 762-7764, extension 2012
Cellular : +1 (819) 763-0534
E-mail: mgrenier@xstratacopper.ca

**ABOUT XSTRATA COPPER**

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. Its world-class portfolio of six copper development projects provides the potential to double annual production through organic growth.

**ABOUT XSTRATA PLC**

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata File
Number 82-34660

McArthur
River
Mining



MEDIA STATEMENT
*Darwin, 16 January 2009*

# XSTRATA ZINC CALLS FOR URGENT DECISION TO PREVENT MRM MINE CLOSURE

Xstrata Zinc Australia has called for an immediate decision by the Federal Environment Minister Peter Garrett to prevent the closure of McArthur River Mining (MRM) in the Northern Territory before the end of the month.

Xstrata Zinc Australia Chief Operating Officer Brian Hearne said current stockpiles of zinc-lead ore at MRM were at critically low levels and would be completely depleted by 26 January 2009.

"If we do not have a decision by the Federal Government on whether we can continue mining at the McArthur River Mine by that date, we will unfortunately have no other option than to lay off 300 workers and suspend all operations at MRM, putting the operation into care and maintenance for an indefinite period," Mr Hearne said. "We are very keen to avoid incurring job losses and damage to the local economy."

All mining and civil works at MRM ceased on 17 December 2008 following a decision by the Full Bench of the Federal Court to uphold an appeal against Justice Mansfield's Judgement in June that the decision by the Federal Environment Minister to approve the mine was invalid because of procedural errors by the Commonwealth Government. The Court found in favour of the Appellants, supported in their action by the Northern Land Council.

"MRM has taken all actions necessary to comply with the decision of the Federal Court. Any subsequent delay will result in significant financial damage to the operation."

"The case was only ever about the process followed by the Commonwealth Government in giving consent to the mine's $110 million open pit development, following approval by the Northern Territory Government. It was never about the merits of the application, potential benefits and impacts of the project itself. These have already been assessed," Mr Hearne said.

Immediately following the court decision, MRM complied with a request from the Commonwealth Government to supply the necessary information for its approval process. The next steps in the process are for the Federal Environment Minister Peter Garrett to consider all relevant information and make a decision about the future of the mine.

This week, the Federal Environment Minister visited MRM on Wednesday 14 January and met with members of the local community, Xstrata Zinc management and Traditional Owners.

McArthur River Mining Pty Ltd
PO Box 36821, Winnellie NT 0821, Australia
Tel +61 88975 8179
Fax +61 88975 8170
www.xstrata.com

ABN 90 008 167 815

"During this visit to the mine Minister Garrett was made aware by the Traditional Owners of their desire to keep MRM operating to provide real employment and training prospects for members of the community and significant associated economic benefits.

"Failure by Minister Garrett to act on this urgent issue and commence the application process will put the MRM expansion project, jobs and the Borroloola community at risk. My primary concern at this point in time is Xstrata Zinc's capacity to keep our current employees employed, 46 of whom are Borroloola-based," Mr Hearne said. "Of these 46 people, 22 are currently trainees under our indigenous training program."

MRM makes an important contribution to the local economy:

- 300 full-time employees including 22 trainees under the indigenous training program
- Over $134 million was spent with local Northern Territory suppliers in 2008
- MRM is the sole customer of Carpentaria Shipping Services, joint venture between P&O and Mawurli and Wirrwangkuma Aboriginal Association, generating revenue of $5.4 million in 2008.

In addition to the direct economic benefits from the mine operations, MRM has committed $32 million over the life of the mine to fund community projects via the MRM Community Benefits Trust.

"We are already in a difficult operating environment due to the global financial crisis and any further delay only serves to seriously compound the difficulties faced," Mr Hearne said.

The rechannelling of a 5.5 kilometre section of the McArthur River was successfully completed in 2008 as part of the conversion of the mine to an open cut operation. The process followed international best practice, including advice from a number of international experts and NGOs. Flora and fauna are re-establishing well in the rechannelled section.

*Ends*

**For more information contact:**
Patrick Collins
General Manager
Corporate Affairs and Community Relations
Xstrata Zinc Australia
Telephone +61 (0)7 3295 7588
Mobile +61 (0)423 842 994
Email pcollins@xstratazinc.com.au

**Notes to editors:**

MRM mines one of the largest known zinc and lead deposits in the world and is the largest bulk zinc concentrate producer in the world.

**ABOUT XSTRATA PLC**

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

**ABOUT XSTRATA ZINC**

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, assets comprise: the Mount Isa, George Fisher underground, Handlebar Hill open-cut and Black Star open-cut zinc-lead mines, zinc-lead concentrator, lead smelter and Bowen Coke Works in north Queensland; the McArthur River open-pit zinc-lead mine, processing and port operations in the Northern Territory; and 75% of the Lady Loretta zinc-lead deposit in north-west Queensland.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata File
Number 82-34660



xstrata
alloys

**NEWS RELEASE**

# XSTRATA-MERAFE CHROME VENTURE ANNOUNCES FURTHER FERROCHROME PRODUCTION CUTS

Rustenburg, 16 January 2009

On 1 December 2008, the Xstrata-Merafe Chrome Venture (the "Venture") announced the temporary suspension of a total of 11 ferrochrome furnaces, representing 906,000 tonnes of annual ferrochrome operating capacity.

Subsequent to this, a further 6 furnaces have been suspended due to the market conditions. The total suspended ferrochrome production capacity represents 1.37 million tonnes or 80% of annual operating capacity.

The Venture will continue to monitor prevailing market conditions closely. No lay-offs are anticipated for permanent employees at the furnaces, enabling the Venture to return to capacity quickly and efficiently when market conditions allow.

*Ends*

**Xstrata Contacts**

Songezo Zibi
Telephone +27 11 250 0064
Mobile +27 82 303 8176
Email szibi@xstrata.co.za

## Notes to editors

### Xstrata Alloys

Xstrata Alloys is a business unit of Xstrata PLC, listed on the London and Swiss stock exchanges. Headquartered in Rustenburg, Xstrata Alloys is one of the largest South African producers of ferrochrome and vanadium.

Xstrata File
Number 82-34660

McArthur River Mining



**MEDIA STATEMENT**
*Darwin, 22 January 2009*

## XSTRATA ZINC AUSTRALIA WELCOMES TODAY'S DRAFT DECISION BY MINISTER GARRETT ON MRM

Xstrata Zinc Australia's McArthur River Mining (MRM) welcomed today's draft decision by the Federal Environment Minister Peter Garrett to recommend approval of the McArthur River Mine expansion.

Minister Garrett advised key stakeholders that he intends to approve, with conditions, the proposal for MRM's open-pit expansion.

Xstrata Zinc Australia Chief Operating Officer, Brian Hearne said Minister Garrett's decision was welcomed and supported the fact that the original approval of 2006 was correct.

"But we still have uncertainty about a final decision from Minister Garrett and his decision could still be weeks away.

"It is a pity that this decision has taken this long as it has put MRM in a difficult position. The cost of the delay to our business and our suppliers' businesses is irrecoverable.

"The reality is that we run out of our zinc-lead ore stockpiles at MRM within the next days," Mr Hearne said. "During the week we sought to treat sub-standard ore which was unsuccessful and we therefore have exhausted stockpiles earlier than anticipated.

"Until we have a final decision from Minister Garrett, we have no choice but to transition to care and maintenance. This means ceasing all on-site operational activities in a safe, systematic and appropriate manner.

"As part of this transition, we will be briefing our MRM staff and ensuring that the site is in a suitable condition to restart immediately following the receipt of final approval."

All mining and rehabilitation work ceased on 17 December 2008 following a decision by the Full Bench of the Federal Court to uphold an appeal against Justice Mansfield's judgment in June 2008 that the decision by the Federal Environment Minister to approve the mine was invalid because of procedural errors by the Commonwealth Government.

The legal action and Federal Court decision was only ever about the process followed by the Commonwealth Government in giving consent to the mine's $110 million open pit development, following approval by the Northern Territory Government. It was never about the potential benefits and impacts of the project itself. These have already been assessed.

*Ends*

xstrata
zinc

**McArthur River Mining Pty Ltd**
PO Box 36821, Winnellie NT 0821, Australia
Tel +61 88975 8179
Fax +61 88975 8170
www.xstrata.com

ABN 90 008 167 815

**For more information contact:**
Kathy Mac Dermott
Rowland, General Manager Corporate
Communication

Telephone +61 (0)7 3229 4499
Mobile 044 88 44 508
Email kmacdermott@rowland.com.au

**Notes to editors:**
MRM mines one of the largest known zinc and lead deposits in the world and is the largest bulk zinc concentrate producer in the world.

**ABOUT XSTRATA PLC**
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

**ABOUT XSTRATA ZINC**
Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, assets comprise: the Mount Isa, George Fisher underground, Handlebar Hill open-cut and Black Star open-cut zinc-lead mines, zinc-lead concentrator, lead smelter and Bowen Coke Works in north Queensland; the McArthur River open-pit zinc-lead mine, processing and port operations in the Northern Territory; and 75% of the Lady Loretta zinc-lead deposit in north-west Queensland.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Share price: XTA.L GBp 570.50 (8.87%)



Xstrata File Number 82-34660

xstrata entre / news releases

/s Releases

All of our press releases are formatted for online viewing and printing (RSS feed available).

# Xstrata plc Preliminary Results for the year ended 31st December 2008

Zug, 29 January 2009

Xstrata plc announces preliminary results for the year ended 31 December 2008.

## Key Financial Results

| $m | **Statutory Year ended 31.12.08** | Pro forma Year ended 31.12.07 | % Change |
|---|---|---|---|
| Revenue* | **27,952** | 28,542 | (2) |
| EBITDA* | **9,657** | 10,888 | (11) |
| EBITfrom operations* | **7,339** | 8,781† | (16) |
| **EBIT*** | **7,261** | 8,792 | (17) |
| | | | |
| **Attributable profit*** | **4,698** | 5,424 | (13) |
| Attributable profit | ***3,595*** | *5,543* | (35) |
| | | | |
| **Earnings per share (basic)*** | **$4.90** | $5.60 | (13) |
| Earnings per share (basic) | **$3.75** | $5.78 | (35) |
| | | | |
| Net debt to net debt plus equity | **40%** | 32% | 25 |
| Net assets | **24,399** | 25,214 | (3) |
| Net assets per share** | **$25.51** | $26.29 | (3) |
| Dividends per share: | | | |
| - Interim dividend (paid) | **18¢** | 16¢ | 13 |
| - Final dividend (proposed) | **nil** | 34¢ | - |

* Excludes discontinued operations and exceptional items

** Excluding own shares

† Excludes one-off benefit of sale of nickel inventory to Glencore of $205m

## Highlights

Despite economic downturn, EBITDA was $9.7 billion, 11% lower than the record profitability achieved in 2007

Record annual production of platinum, coking coal, thermal coal, mined nickel, zinc in concentrate and lead in concentrate

Record thermal and coking coal and ferrochrome contracts settled during 2008

Real cost savings of $184 million achieved from productivity improvements, despite ongoing cost pressures

Successful commissioning and ramp up of new, lower cost production and integration of Resource Pacific, Jubilee and Tahmoor acquisitions

Xstrata File Number 82-34660

Share price: XTA.L GBp 570.50 (8.87%)

ıcing of $5.5 billion of debt means no significant refinancing requirements until 2011

ive and decisive response to financial crisis: curtailment or suspension of marginal operations; substantial ons in capital expenditure; and significant operating cost savings

Mick Davis, chief executive officer commented:

"Despite the sudden and severe impact of a global banking crisis that dramatically slowed economic growth from the third quarter and led to a precipitous fall in commodity prices, Xstrata's businesses achieved a highly creditable result in 2008, generating EBITDA of $9.7 billion, 11% lower than the record profitability achieved in 2007. Earnings per share of $4.90 were 13% lower than the prior year. The impact of markedly lower commodity prices in the final quarter was largely offset by the benefit of record thermal and coking coal and ferrochrome contracts settled during the year, together with robust copper prices for the majority of 2008.

"A strong operating performance at Xstrata's coal, alloys, nickel and zinc operations, the successful integration of the acquired Tahmoor and Resource Pacific coal operations and Jubilee nickel assets, the commissioning of the Perseverance zinc mine and Elandsfontein PGM operations led to record production across a number of the Group's key commodities. Copper volumes increased by 16% in the second half compared to the first half, when lower grades and a number of one-off operational difficulties reduced volumes.

"Our businesses have acted promptly and decisively in response to sudden lower demand for key commodities and conserve cash during a period of heightened uncertainty by:

- suspending or closing higher cost or unprofitable production;
- aligning production with reduced demand;
- redoubling efforts to drive down operating costs and tightly control working capital; and
- substantially reducing discretionary sustaining and expansionary capital expenditure.

"The financial crisis has produced a marked lack of visibility into short term economic activity, and as such, the outlook for 2009 is uncertain. Investment in infrastructure is set to increase during 2009 and 2010, reflecting the significant stimulus packages announced by many major governments which prioritise commodity-intensive investment in many cases.

"Xstrata continues to operate a suite of cash generative operations across a broad range of geographies, with excellent growth potential and a strong competitive position in each of its key commodity markets. Against a background of strong medium to longer term fundamentals for the Group's products and near-term actions to secure Xstrata's financial position, I am confident that the prospects for Xstrata remain very encouraging."

The full document is available for download in PDF format.

**Xstrata contacts**

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Pam Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626 715
Email pbell@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 79 381 1823
Email bmattenberger@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033

Share price: XTA.L GBp 570.50 (8.87%)

Xstrata File
Number 82-34660

7834 368 299

xstrata

Xstrata File
Number 82-34660

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

xstrata



Zug, 29 January 2009

**NEWS RELEASE**

## PROPOSED 2 FOR 1 RIGHTS ISSUE TO RAISE APPROXIMATELY £4.1 BN (APPROXIMATELY $5.9 BN)

## PROPOSED ACQUISITION OF PRODECO COAL OPERATIONS

### Highlights

- 2 for 1 fully underwritten Rights Issue of approximately 1.96 billion New Shares at £2.10 per share to raise approximately £4.1 billion (approximately $5.9 billion) (before costs), to repay debt
- One of a series of pro-active measures in response to challenging operating conditions and uncertain near-term outlook to strengthen Xstrata's financial position
- Post Rights Issue net debt to reduce to approximately $12.6 billion, with gearing of less than 30%, at the lower end of the target range
- Proposed Acquisition of the world-class Prodeco thermal coal assets from Glencore, for a cash consideration of $2 billion

Commenting, Mick Davis, Xstrata Chief Executive said:

"The significant and extensive range of actions being taken across Xstrata to optimise cash, together with our actions in May and October to refinance short-term debt, have provided the Group with significant headroom, comfortable interest cover and no significant debt refinancing requirements until 2011.

"Nonetheless, it is clear that, while appropriate for market conditions experienced in the first three quarters of 2008 and indeed in the past few years, in the aftermath of an unprecedented financial crisis, Xstrata's absolute level of debt is now perceived as a potential constraint on the Group, given the uncertainty that exists over the near-term outlook for commodities.

"Our announcement today of a proposed 2 for 1 Rights Issue to raise approximately £4.1 billion (approximately $5.9 billion) excluding costs, will provide a significant injection of capital, mitigate the risks presented by the current uncertainty and remove this potential constraint.

"In addition, the planned Rights Issue, together with Glencore's ongoing support for Xstrata, have provided Xstrata with an opportunity to acquire Glencore's world-class, cash generative Prodeco coal operations in Colombia for a consideration of $2 billion. These low-cost, premier quality operations benefit from significant growth potential and will consolidate Xstrata Coal's global leadership in thermal coal and strengthen our strategic position in Colombia, to supply both the European and US markets.

"However, Xstrata and Glencore failed to reach full agreement on an appropriate valuation of the Prodeco assets and as a result the transaction includes a Call Option, under which Glencore may buy back the Prodeco assets from Xstrata at any point up to the first anniversary of the closing date, for a total cash consideration of $2.25 billion, plus the net balance of any cash invested by Xstrata and any profits accrued but not distributed to Xstrata. The Call Option Agreement ensures that, should the option be exercised, Glencore will pay a repurchase price that adequately compensates Xstrata's Shareholders for the option granted. In my view, these arrangements are fair to both parties and at the same time facilitate an orderly Rights Issue process, which is to the benefit of all of Xstrata's Shareholders.

"The primary objective of the Rights Issue we have announced today is to ensure that Xstrata remains financially robust during current challenging market conditions and going forward, given the lack of visibility into near-term economic conditions. Looking through the prevailing period of uncertainty to the return of a more benign environment, the proposed capital raising also provides the Group with an enhanced platform from which, at the appropriate time, to initiate the next stage of Xstrata's growth.

"Xstrata continues to operate a suite of cash generative operations across a broad range of geographies, with excellent growth potential and a strong competitive position in each of its key commodity markets. Against a background of strong medium to longer term fundamentals for the Group's products and near-term actions to secure Xstrata's financial position, I am confident that the prospects for Xstrata remain very encouraging."

**Rights Issue**

The proceeds of the Rights Issue will be used to repay existing debt, including debt drawn under the Group's existing facilities to finance the Proposed Acquisition. As a result, net debt is expected to reduce to approximately $12.6 billion, with gearing (defined as net debt to net debt plus equity) of less than 30%.

The Issue Price of £2.10 per New Share represents a discount of approximately 40% to the theoretical ex-rights price (TERP) of £3.48 per Ordinary Share and a discount of approximately 66% to the Closing Price of £6.23 on 28 January 2009.

Glencore, Xstrata's major Shareholder with an interest of approximately 34.5%, has provided irrevocable undertakings to take up its rights in full, and the remainder of the Rights Issue has been fully underwritten. The issue of New Shares will be subject to Shareholder approval, in respect of which Glencore has also irrevocably undertaken to vote in favour.

The Rights Issue is one of a series of ongoing, decisive measures taken by Xstrata management to strengthen its financial position in response to the financial crisis and ensuing economic downturn. These initiatives include:

- suspending or closing higher cost or unprofitable production, including the Lennard Shelf zinc-lead joint venture and the Falcondo ferronickel operation;
- reducing production at existing operations to respond to weaker demand, including the suspension of 80% of the Xstrata-Merafe Chrome Venture's annual production capacity and suspending longwall operations at Oaky No. 1 coking coal mine;
- continuing to drive down operating costs across Xstrata's commodity businesses through restructurings, productivity improvements and commencement of lower cost supply;
- improved working capital management, with approximately $1 billion of cash released in the second half of 2008; and
- substantially reducing discretionary sustaining and expansionary capital expenditure, with approximately $3 billion identified for 2009, whilst retaining the Group's growth options.

In addition to these commodity-business led initiatives, on 1 October 2008, Xstrata entered into a $5 billion Club Facility to refinance and extend the maturity of the Group's existing debt portfolio and provide further headroom. On 2 January 2009, the Club Facility was increased by an additional $459 million to approximately $5.46 billion.

In light of the proposed capital raising, the Board has decided not to declare a final dividend for 2008. The total dividend for the year is therefore 18 cents per share, paid as the interim dividend on 10 October 2008. The Board intends to resume dividend payments to Shareholders at the earliest opportunity, while seeking to maintain a prudent capital structure against the backdrop of the macroeconomic climate and the Group's cash flow, capital requirements and dividend cover.

Including the proceeds from the Rights Issue, after the acquisition of Prodeco, the combined impact of the actions taken by the Group to conserve cash and reduce operating and capital costs will add over $7 billion and ensure that Xstrata maintains a robust financial position, even in the event of an unexpectedly prolonged period of depressed commodity prices. This is in line with the Xstrata Group's firm commitment to retain an investment grade balance sheet throughout the economic cycle.

Xstrata's management will continue to focus on taking decisive action with a view to ensuring that Xstrata's businesses remain cash positive and financially robust, including, where necessary, further reductions in capital expenditure, the suspension or closure of unprofitable or high cost operations and the optimisation of operating costs and working capital.

**Acquisition of Prodeco**

Xstrata has conditionally agreed to acquire the Prodeco Business from Glencore, for a consideration of $2 billion, to be satisfied in cash on the Prodeco Closing Date. The Prodeco Business is a strategically attractive asset with excellent growth potential that will add significant long-term value to Xstrata.

As part of the Proposed Acquisition, Xstrata has conditionally agreed to grant Glencore a Call Option to repurchase the Prodeco Business at any time up to the business day following the first anniversary of the Prodeco Closing Date. The aggregate consideration payable by Glencore on exercise of the Call Option is $2.25 billion, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by Xstrata, less any amounts distributed by Prodeco to the Xstrata Group, in each case in the period since 1 January 2009.

The Prodeco Business comprises Glencore's Colombian high grade thermal coal mining operations and associated infrastructure. The acquisition of the Prodeco Business will provide Xstrata with access to a high quality, low cost thermal coal complex with excellent growth potential in a strategically attractive region with the ability to supply the European and North American energy markets.

The Proposed Acquisition will add significant value to the Xstrata Group by:

- enhancing the Xstrata Group's industry leading thermal coal portfolio through the addition of long-life high-quality thermal coal assets;
- consolidating the Xstrata Group's strategic position in Colombia, enhancing Xstrata's competitive position in the important European market and positioning the business for growth in the United States market for low-sulphur, high-quality thermal coal imports;
- offering significant further brownfield growth potential from the purchased assets and optionality through future growth opportunities in the region; and
- leveraging Xstrata Coal's management expertise and operational experience to deliver operational upside through productivity and technical enhancements.

The Effective Date for the acquisition will be 1 January 2009.

Since Xstrata's substantial Shareholder, Glencore, is the vendor of the Prodeco Business, the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules, and requires independent Shareholder approval. The Rights Issue and the Proposed Acquisition are inter-conditional. Shareholder approval for the Proposed Acquisition and for the resolutions required for the Rights Issue will be sought at an Extraordinary General Meeting to be held in early March 2009. A Circular including the notice convening the Extraordinary General Meeting and a Prospectus in connection with the Rights Issue and the Proposed Acquisition are expected to be published within the next week.

JPMorgan Cazenove and Deutsche Bank are acting as joint sponsors, joint financial advisers and joint brokers to Xstrata and J.P. Morgan Securities Ltd. and Deutsche Bank are joint underwriters of the Rights Issue. Rothschild is acting as independent financial adviser to Xstrata in connection with the Proposed Acquisition.

For further information, please contact:

**Contacts**

**Xstrata**
Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

**Analysts and investors**
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455885
Email hrossouw@xstrata.com

**Aura Financial**
Michael Oke
Telephone +44 20 7321 0000
Mobile +44 7834 368 299
Email Michael@aura-financial.com

**JPMorgan Cazenove 020 7588 2828**
Ian Hannam
Barry Weir

James Taylor

**Deutsche Bank 020 7545 8000**
Brett Olsher
Charlie Foreman

Toby Clark

*Capitalised terms used in this announcement have the meanings ascribed to them in the Appendix – "Definitions".*

## Background and market conditions

Xstrata continues to believe that the long-term positive trend for increased demand for metals and energy remains intact, driven by the ongoing industrialisation of developing economies and the urbanisation of over 20 million people per annum in China and India and over 65 to 70 million people globally at current rates. Long-term positive demand trends of this nature result in higher average commodity prices than historical averages in real terms, as new supply struggles to keep pace with increasing demand from emerging economies.

Against this background of a medium to longer term positive demand trend in commodity prices, economic growth in the western world has been slowing since late 2007 and is widely expected to continue to slow in 2009, impacting short-term demand growth for commodities. However, the additional impact of the financial crisis, which escalated rapidly in mid-September 2008 with the failure of several major financial institutions and a severe liquidity shortage in global financial markets, has caused an unexpectedly sudden and severe slowdown in developed economies, many of which are now widely agreed to be in recession. Demand for exports from Asia into these western economies has also been impacted, causing gross domestic product growth to slow in many emerging economies, including China, albeit from historically high double digit growth rates. These conditions have led to a lack of visibility and consequent destocking and production curtailments amongst key consumers of basic commodities, leading in turn to a steep decline and pronounced volatility in the price of most commodities, in particular LME-traded base metals.

## Current trading and prospects

Robust demand for commodities and stable economic conditions in the first half of 2008 were interrupted by the severe and sudden impact of the global financial crisis on the availability of liquidity and expectations for global economic growth.

While zinc and nickel prices were markedly lower in the first half of 2008 compared to the record high levels of 2007, copper prices traded at or near historic highs in the early part of 2008 and very tight coking and thermal coal markets supported record spot and contract settlements. As the full scale of the global crisis became evident, ultimately culminating in the failure of several financial institutions and a paralysis of credit markets in the autumn, commodity prices declined dramatically.

Overall, unaudited revenue in Xstrata's 2008 Preliminary Results for the year to 31 December 2008 declined marginally compared to 2007 to $28 billion. Unaudited earnings before interest, tax, depreciation and amortisation decreased by 11% to $9.7 billion compared to the record profits achieved in 2007, with unaudited earnings before interest and tax from operations 17% lower at $7.3 billion. The impact of lower prices on Xstrata's earnings was contained to $49 million, as lower base metal prices were largely offset by the benefit of record coal contracts in 2008 and strong prices for Xstrata Alloys' products. The US dollar strengthened against most currencies, with particularly material increases against the currencies of commodity-based economies, adding $304 million to EBIT compared to the prior year. However, as with prior years, the headwinds of higher industry input costs together with consumer price inflation continued to erode earnings by $702 million compared to 2007, as cost depreciation lagged the sharp declines in commodity prices and economic conditions.

The financial crisis has produced a marked lack of visibility into future economic activity, and as such, the outlook for 2009 is uncertain. The Directors believe that there will be increased investment in infrastructure in 2009 compared with the second half of 2008, reflecting the significant stimulus packages announced by many major governments. These stimulus packages, in particular in China, the US and Germany, include substantial allocations to infrastructure development, a particularly commodity intensive form of investment.

In the medium term, the current shortage of capital and poor short-term visibility is delaying further the introduction of new production capacity to replace ageing mines with falling grades and increasingly difficult mining conditions due to the delay and cancellation of organic growth projects by major producers and the inability of the junior sector — which traditionally identifies new supply— to raise new finance. The Company believes that, when OECD economies return to a growth phase, the impact of synchronised demand growth from developed and emerging economies, coupled with greater commodity supply constraints resulting from lower inventories and a lack of investment during the financial crisis, has the potential to lead to a rapid increase in the demand for and prices of commodities, resulting in substantial cash flows and margin expansion for those metals and mining companies which have weathered the current challenging conditions.

Xstrata's near-term strategy is to:

- use the current downturn to reposition its operations lower on the cost curve;
- optimise cash in the short term to ensure the Company remains financially robust with an investment grade balance sheet even under a scenario in which the period of uncertainty is unexpectedly prolonged; and
- position Xstrata to emerge from the current downturn in a position of strength and, at the appropriate time, seize the most value-accretive growth opportunities presented by the current dislocation of market values and underlying valuations.

Xstrata's Board continues to believe that demand for commodities, and consequently commodity prices, are experiencing a long term positive secular trend, driven by the ongoing industrialisation of a number of developing Asian economies and in particular China. Given the positive medium to longer term outlook for commodity demand and prices and in view of the actions taken by Xstrata management to optimise cash and enhance the Group's financial flexibility, the Directors believe that the prospects for Xstrata remain very encouraging.

**Benefits and financial impact of the Rights Issue and the Proposed Acquisition**

*The Rights Issue*

The proceeds of the Rights Issue will enable Xstrata to repay existing debt and debt associated with the Proposed Acquisition. The drawn amount under the Group's recently increased $5.46 billion revolving Club Facility will be repaid in full. The balance of the net proceeds of the Rights Issue will be used to repay in part the drawn amount under the Group's $4.68 billion Syndicated Facility.

Including the proceeds from the Rights Issue net of the Prodeco acquisition, the combined impact of the actions taken by the Group to conserve cash and reduce operating and capital costs will add over $7 billion and ensure that Xstrata maintains a robust financial position, even in the event of an unexpectedly prolonged period of depressed commodity prices, in line with the Xstrata Group's firm commitment to retain an investment grade balance sheet. Following the Rights Issue Xstrata's gearing is expected to decline to less than 30% (on a net debt to net debt plus equity basis), at the lower end of Xstrata's long-term target range of 30% to 35%.

Equally, these actions position Xstrata to emerge from the current downturn with a strengthened balance sheet and an enhanced platform from which, at the appropriate time, to initiate the next stage of the Group's growth. A number of opportunities are beginning to emerge as a result of the dislocation of market values from underlying company valuations and the distressed or forced sale of attractive, cash generative assets or projects. Once visibility into the outlook for commodity prices and cash flows improves, Xstrata will continue to use its proven ability to identify and execute the most value-accretive acquisition opportunities, seeking to improve the strategic positioning of its business units and the Group as a whole. Xstrata will continue to take a highly disciplined approach to any future acquisition, in which the creation of Shareholder value and a prudent approach to funding and capital structure will remain the Xstrata Board's primary considerations.

*The Proposed Acquisition*

The total consideration payable by the Xstrata Group in respect of the Proposed Acquisition is $2 billion, plus interest at LIBOR plus 1.5% for the period from the Effective Date to Prodeco Closing. The profits and losses of the Prodeco Business from the Effective Date to Prodeco Closing are for the account of the Xstrata Group. The Prodeco Business is being purchased on a debt-free basis and the consideration will be funded from the Xstrata Group's existing Club Facility.

As part of the Proposed Acquisition, the Xstrata Group has conditionally agreed to grant Glencore a Call Option to repurchase the Prodeco Business which can be exercised at any time up to the business day following the first anniversary of the Prodeco Closing Date. The aggregate consideration payable by Glencore International under the Call Option Agreement upon exercise of the Call Option is $2.25 billion, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group less any amounts distributed by the Prodeco Target Companies to the Xstrata Group, in each case in the period since the Effective Date. The Xstrata Group will retain the economic benefit of profits generated by the Prodeco Business, prior to exercise of the Call Option, should this take place.

During the period in which the Call Option may be exercised, under IFRS the Prodeco Business will, due to the existence of certain restrictive covenants governing Xstrata's management of the Prodeco Business, be accounted for by the Enlarged Group as a financial asset. As a result, until the expiration of the Call Option, any income generated by the Prodeco Business will be recognised in the Enlarged Group's consolidated income statements as finance income and, accordingly, will not contribute to EBITDA and will not, therefore, be taken into account for purposes of assessing the Enlarged Group's compliance with the covenants contained in the Debt Facilities Agreements. Following the expiration of the Call Option, the Prodeco Business's

earnings will be consolidated into Xstrata Coal's (and hence, the Enlarged Group's) earnings. Should Glencore exercise the Call Option, the amount in excess of the purchase consideration will constitute finance income.

**Information on Prodeco**

The Prodeco Business comprises Glencore's Colombian high-grade thermal coal mining operations and associated infrastructure. It consists of two open pit coal mining operations (the Calenturitas and La Jagua complexes), export port facilities and a 39.8% share in a railway.

As at 1 September 2008 the Prodeco Business had a saleable reserve base in excess of 250 Mt. The Prodeco Business is currently the third largest producer of export thermal coal in Colombia, in 2008 producing 9 Mt of export thermal coal predominantly for the European and United States power generation markets. It plans to increase export thermal coal production to 17 Mtpa by 2013.

The consolidated gross assets of the Prodeco Business as at 31 October 2008 were $1,049 million and as at 31 December 2007 were $872 million. In the 10-month period ended 31 October 2008, the Prodeco Business recorded consolidated profit of $41 million and, in the 12 months ended 31 December 2007, the Prodeco Business recorded consolidated profit of $46 million. The Prodeco Business financial information presented above has been extracted without material adjustment from the unaudited interim accounts prepared under IFRS as at and for the 10-month period ended 31 October 2008 and audited accounts prepared under IFRS as at and for the 12 months ended 31 December 2007.

The following persons are key individuals, important to the Prodeco Business:

*Gary Nagle, Chief Executive (born 1975)*
Mr Nagle was appointed as Chief Executive of Prodeco in December 2007. Mr Nagle joined Glencore International in 2000 in the coal department in Switzerland, where he managed all Glencore's coal assets worldwide.

*Darren Bowden, Chief Operating Officer (born 1969)*
Mr Bowden was appointed as Chief Operating Officer of Prodeco in July 2007. Previously, Mr Bowden was the Mine Manger of Minera San Cristóbal in Bolivia and the Apex Silver project and worked for Ok Tedi, Anglo Coal Australia, Griffin Coal and Newlands Coal.

*Chris Phillips, Chief Financial Officer (born 1963)*
Mr Phillips was appointed as Chief Financial Officer of Prodeco in May 2002. Prior to joining Prodeco he held positions with Barloworld (South African CAT dealership) at their Zambian Operation as Finance Manager and in Angola as the Chief Financial Officer.

*María Margarita Zuleta, General Counsel (born 1965)*
Ms Zuleta was appointed as General Counsel of Prodeco in October 2005. Previously she worked as a partner at Brigard & Urrutia and with the Colombian Government, during the presidency of Alvaro Uribe, as Deputy Minister of Justice and as Director of President Uribe's Anti-corruption Program.

**Principal terms of the Proposed Acquisition**

Pursuant to the Acquisition Agreement, Glencore International and certain of its subsidiaries have conditionally agreed to sell and Xstrata Coal South America has conditionally agreed to buy the Prodeco Business for an aggregate consideration of $2 billion. Glencore International and Xstrata Coal South America will enter into an offtake arrangement in relation to the sale of coal produced by the Prodeco Operating Companies with effect from the Effective Date.

Closing of the Proposed Acquisition of the Prodeco Business is conditional upon the satisfaction (or, if permissible, waiver) of each of the following conditions in the Acquisition Agreement: (i)

the passing of the Proposed Acquisition Resolution; (ii) all or any applicable waiting periods under the HSR Act having expired, lapsed or been terminated as appropriate; (iii) the Underwriting Agreement having become unconditional in all respects, save for the condition relating to Admission and Swiss Admission (in each case, nil paid), and not having been terminated prior to Prodeco Closing; and (iv) the consent of the Bermuda Monetary Authority and any other relevant mandatory governmental approvals having been obtained.

In addition, the Acquisition Agreement may be terminated prior to Prodeco Closing if any fact, matter or event comes to the notice of Xstrata Coal South America at any time prior to Prodeco Closing which: (i) constitutes a material breach by Glencore of the Acquisition Agreement, which, if capable of rectification, has not been rectified within 7 days following notification or by Prodeco Closing (whichever occurs first); (ii) would constitute a breach of any warranty if the warranties were repeated on or at any time prior to Prodeco Closing by reference to the facts and circumstances then existing and which may constitute or constitutes a material adverse change to the Prodeco Business; (iii) constitutes a material adverse change to the Prodeco Business; (iv) involves any financial institutions which have pledges over Glencore's or its associates' shares in Xstrata enforcing their rights by taking beneficial ownership of such shares; or (v) would cause any of the conditions to the Acquisition Agreement to be incapable of fulfilment.

The Call Option under the Call Option Agreement may be exercised by notice from Glencore International to Xstrata (Schweiz) AG given at any time up to the business day following the first anniversary of Prodeco Closing. The exercise of the Call Option is conditional upon the satisfaction (or, if permissible, waiver) of each of the conditions in the Call Option Agreement, which are: (i) completion of the Acquisition Agreement; (ii) all or any applicable waiting periods under the HSR Act having expired, lapsed or been terminated as appropriate; and (iii) the consent of the Bermuda Monetary Authority and any other relevant mandatory governmental approvals having been obtained.

Details of the consideration due under each of the Acquisition Agreement and the Call Option Agreement are set out under "Benefits and financial impact of the Rights Issue and the Proposed Acquisition" above.

**Major Shareholder and irrevocable undertakings**

Glencore has irrevocably undertaken to vote in favour of the Rights Issue Resolutions and to take up its full entitlements under the Rights Issue and has also agreed to a lock up which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. Approximately 34.45% of the New Shares to be issued under the Rights Issue are subject to Glencore's irrevocable undertakings.

So far as Xstrata is aware, Glencore owns (indirectly through its wholly-owned subsidiary Finges) approximately 34.45% of the issued ordinary share capital of Xstrata. Xstrata understands that a substantial portion of this holding is subject to collateral or similar arrangements related to the provision of finance to Glencore (or affiliates thereof), which may be documented as loans, derivative transactions (including repurchase agreements or forward sales contracts) or otherwise. One of the exceptions to the lock up contained in the Glencore Undertaking permits Glencore to dispose of interests in Ordinary Shares in the event of any default under Glencore's financing arrangements. As a result, a substantial portion of its holdings in Xstrata may become subject to sale, transfer or other disposal and any such sale, transfer or other disposal occurring whether before or after the ex rights date of the Rights Issue could reduce the number of Existing Shares which Glencore is interested in to below 30% or to below 34.45% but above 30%. The Takeover Panel has granted a dispensation from any obligation on Glencore to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore's interest being reduced as a result of such sales, transfers or other disposals and subsequently being increased again through 30% or, if above 30%, by more than 1% as a result of Glencore subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company. Glencore's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code

is not affected by this dispensation nor by these arrangements generally. Prior to Admission, the Joint Underwriters may terminate their obligations in circumstances where either Glencore or Finges breach their obligations under the Glencore Undertaking or dispose of Existing Shares in which Glencore is interested.

Since Glencore International and certain of its subsidiaries are the vendors of the Prodeco Business, the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules. The Proposed Acquisition is therefore conditional, amongst other things, upon the approval of Xstrata Shareholders. In accordance with the Listing Rules, Glencore will not vote on the Proposed Acquisition Resolution to be proposed at the Extraordinary General Meeting.

**The Rights Issue**

The Rights Issue will be made on the terms and subject to the conditions to be set out in the Prospectus. Approximately 1.96 billion New Shares will be offered by way of Nil Paid Rights payable in full on acceptance by Qualifying Shareholders (other than, subject to certain exceptions, those with registered addresses in the United States, Australia, Canada, Japan or South Africa) on the basis of:

**2 New Shares at £2.10 per New Share for every Existing Share**

held on the Record Date. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. The last date for acceptance and payment in full under the Rights Issue is expected to be mid to late March 2009.

The Issue Price of £2.10 per New Share represents a discount of approximately 66% to the Closing Price of £6.23 on 28 January 2009.

Save in respect of New Shares which Glencore takes up pursuant to the Glencore Undertaking, the Rights Issue is fully underwritten on the terms of the Underwriting Agreement by Deutsche Bank and, on behalf of its affiliate JPMorgan Cazenove, by J.P. Morgan Securities Ltd.

Shareholders who choose not to take up their rights under the Rights Issue will be diluted by approximately 200% following the issue of the New Shares.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions declared after the date of the Prospectus.

The Rights Issue is conditional upon, amongst other things, fulfilment of the following conditions:

- the publication of the Prospectus and the Circular and their approval by the FSA;
- the passing without material amendment (or with such amendments as the Banks and the Company may agree) of the Resolutions at the Extraordinary General Meeting;
- none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made;
- all of the conditions to the Acquisition Agreement (save for the allotment and issue of the New Shares to be allotted and issued to Glencore under the Rights Issue and any condition which will be satisfied on Admission) having been fulfilled (or if capable of waiver, waived) by Admission;

- the Company having applied to Euroclear for admission of the Nil Paid Rights, the Fully Paid Rights and the New Shares to CREST as participating securities by the time of Admission and Swiss Admission and no notification having been received by the Company from Euroclear by such time that such admission or facility for holding and settlement has been or is to be refused;

- Admission and Swiss Admission occurring at or before 8.00 a.m. on 9 March 2009 (or such later time or date as the Company and the Joint Underwriters may agree);

- the Glencore Undertaking becoming unconditional subject only to Admission; and

- the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

The Underwriting Agreement may terminate upon the occurrence of certain events, in which case the Rights Issue will not proceed. If the Underwriting Agreement does not become unconditional in all respects by Admission or if it is terminated in accordance with its terms, the Rights Issue will be revoked and neither it nor the Proposed Acquisition will proceed. Revocation cannot occur after nil paid dealings in the New Shares have begun.

Further information in relation to the Rights Issue will be contained in the Prospectus, together with the terms and conditions of the Rights Issue and the procedure for acceptance and payment.

**Convertible bonds**

As at 28 January 2009, $374,900,000 of the 2017 Convertible Bonds remain outstanding. The exchange price of each of the 2017 Convertible Bonds will be adjusted to take account of the Rights Issue. Holders of 2017 Convertible Bonds will be notified of the details of the adjustments in due course. The effect of such adjustments will be to increase the number of Ordinary Shares to which each holder of 2017 Convertible Bonds will be entitled on conversion of the 2017 Convertible Bonds.

**Xstrata Share Schemes**

In accordance with the rules of the Xstrata Share Schemes, the Directors propose to make adjustments to the terms of outstanding options and awards to take account of the Rights Issue. Such adjustments will be made subject to the rules of the Xstrata Share Schemes. The Company will notify participants of any such adjustments in due course.

**Extraordinary General Meeting**

As a consequence of the Proposed Acquisition being a related party transaction for the purposes of the Listing Rules, it is conditional, amongst other things, upon the approval of Shareholders (other than Glencore) in general meeting. The Rights Issue is also conditional on the passing of the Resolutions. An Extraordinary General Meeting to seek Shareholders' approval is expected to be held in early March 2009.

As the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules, in accordance with the Listing Rules Glencore International will not vote on the Resolution to approve the Proposed Acquisition and Glencore has undertaken to take all reasonable steps to ensure that its associates will not vote on that Resolution. Mr. Strothotte and Mr. Glasenberg, as directors of both Xstrata and Glencore International, have not, in accordance with the Listing Rules, taken part in the Xstrata board's consideration of the Proposed Acquisition.

***This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.***

***This announcement is an advertisement and does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of the Rights Issue. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any Provisional Allotment Letter, Nil Paid Rights, Fully Paid Rights and/or New Shares must be made only on the basis of the information contained in and incorporated by reference into the Prospectus. Copies of the Prospectus will be available on publication from Xstrata's registered office.***

*Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. are each authorised and regulated by the Financial Services Authority in the UK and are acting for Xstrata and no one else in connection with the Rights Issue and the Proposed Acquisition and will not be responsible to anyone other than Xstrata for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue, the Proposed Acquisition and/or any other matter referred to in this announcement.*

*Rothschild, which is authorised and regulated by the Financial Services Authority in the UK, is acting exclusively for Xstrata and Xstrata (Schweiz) AG and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Xstrata or Xstrata (Schweiz) AG for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition and/or any other matter referred to in this announcement.*

*Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank, JPMorgan Cazenove, J.P.Morgan Securities Ltd. and Rothschild by the FSMA, each of Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accepts no responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Xstrata, the New Shares, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue or the Proposed Acquisition, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any such statement.*

*Deutsche Bank, JPMorgan Cazenove, J.P.Morgan Securities Ltd. (the "Banks") and Rothschild and/or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Debt Facilities Agreements. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Club Facility and the Syndicated Facility.*

*The Joint Underwriters may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, the Joint Underwriters do not propose to make any public disclosure in relation to such transactions.*

*No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Xstrata, any of the Banks or Rothschild. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Xstrata Group or the Prodeco*

*Business since the date of this announcement or that the information in it is correct as at any subsequent date.*

*The information contained herein is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part in, into or from the United States, Canada, Australia, Japan or South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the securities laws of such jurisdictions and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within such jurisdictions except pursuant to an exemption from and in compliance with any applicable securities laws.*

*The distribution of this announcement, the Circular, the Prospectus and/or the Provisional Allotment Letters and/or the transfer or offering of Nil Paid Rights, Fully Paid Rights or New Shares into jurisdictions other than the United Kingdom is or may be restricted by law. Persons into whose possession this announcement or any such document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.*

*This announcement and the information contained herein is not an offer of securities for sale or solicitation to buy any securities in the United States. This announcement and the information contained herein is not for distribution in or into the United States. The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction. The Nil Paid Rights, the Fully Paid Rights and the New Shares may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered within the United States except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. There will be no public offer of the Nil Paid Rights, the Fully Paid Rights or the New Shares in the United States.*

*No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.*

*Prices and values of, and income from, securities may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.*

*Unless otherwise indicated in this announcement, the financial information contained in this announcement has been presented in US dollars. In addition, solely for convenience, this announcement contains translations of relevant currencies to US dollars. In addition, solely for convenience, this announcement contains translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and translations into US dollar amounts that have been calculated at 28 January 2009, being the latest practicable date prior to the publication of this announcement, may not correspond to the US dollar amounts shown in the historic or future financial statements of Xstrata in respect of which different exchange rates may have been, or may be, used.*

*Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.*

*This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.*

*The address of Deutsche Bank is Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. The address of JPMorgan Cazenove is 20 Moorgate, London, EC2R 6DA, United Kingdom. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.*

*Cautionary note regarding forward-looking statements*

*This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding the intentions, beliefs or current expectations of the Directors, Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Xstrata Group and the Enlarged Group and the industries in which they operate.*

*This announcement also contains forward-looking statements regarding the Proposed Acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the Proposed Acquisition (which is conditional, amongst other things, upon Shareholder approval and receipt of certain regulatory clearances) and anticipated benefits of the Proposed Acquisition.*

*By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Proposed Acquisition, and the expected completion of the Proposed Acquisition, may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to: the risk that Shareholders may not vote in favour of the Resolutions; the risk that the Xstrata Group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all; the risk that the other conditions of the Rights Issue and the Proposed Acquisition may not be satisfied on a timely basis or at all; the risk that the Xstrata Group may not realise the anticipated benefits from the Proposed Acquisition; and the risk that the Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to the integration of the Prodeco Business. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to: general economic and business conditions; commodity price volatility; industry trends; competition; the availability of debt and other financing on acceptable terms; changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages; changes in political and economic stability; currency fluctuations (including the A/$, £/$, A$/$, C$/$, ZAR/$, ARS/$, CHF/$, the Colombian peso/$, the Peruvian Sol/$ and the Kroner/$ exchange rates); the Xstrata Group's and the Enlarged Group's ability to integrate new businesses (including the Prodeco Business) and recover their reserves or develop new reserves and changes in business strategy or development plans and other risks.*

*You are advised to read this announcement and, once available the Circular, the Prospectus and the information incorporated by reference therein, in their entirety for a further discussion of the factors that could affect the Xstrata Group's and the Enlarged Group's future performance and*

*the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur.*

*Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules), neither Xstrata, Rothschild nor any of the Banks undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.*

**APPENDIX**

**Definitions**

| | |
|---|---|
| "2017 Convertible Bonds" | the $375,000,000 4.00% Guaranteed Convertible Bonds due 2017 issued by Xstrata Capital |
| "Acquisition Agreement" | the sale and purchase agreement dated 29 January 2009 between Glencore International, Xstrata Coal South America and Xstrata (Schweiz) AG in relation to the Proposed Acquisition, pursuant to which Glencore International has conditionally agreed to sell or procure the sale of and Xstrata Coal South America has conditionally agreed to purchase the entire issued share capital of the Prodeco Target Companies |
| "Admission" | admission of the New Shares, nil paid and fully paid, to (i) listing on the Official List, and (ii) trading on the London Stock Exchange's main market for listed securities |
| "Banks" | Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. |
| "Call Option" | the proposed option for Glencore International to repurchase the Prodeco Business from the Xstrata Group subject to, and in accordance with, the Call Option Agreement |
| "Call Option Agreement" | the option agreement between Glencore International and Xstrata (Schweiz) AG dated 29 January 2009 pursuant to which Xstrata (Schweiz) AG grants an option to Glencore International to repurchase the Prodeco Target Companies |
| "Circular" | the circular to be issued by the Company in connection with the Rights Issue and the Proposed Acquisition |
| "City Code" | the City Code on Takeovers and Mergers |
| "Closing Price" | the closing middle-market price of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange |
| "Club Facility" | the Group's $5.46 billion facility |
| "Company" or "Xstrata" | Xstrata plc |
| "CREST" | the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which Euroclear is the operator (as defined in the CREST Regulations) |
| "Debt Facilities Agreements" | The Club Facility Agreement and the Syndicated Loan Facility Agreement |
| "Deutsche Bank" | Deutsche Bank AG, London Branch |
| "Disclosure and Transparency Rules" | the Disclosure Rules and Transparency Rules of the Financial Services Authority |
| "Effective Date" | 1 January 2009 |
| "Enlarged Group" | the Xstrata Group as enlarged by, if the Proposed Acquisition completes, the Prodeco Business |
| "Euroclear" | Euroclear UK & Ireland Limited, the operator of CREST |
| "Existing Shares" | the existing issued Ordinary Shares |
| "Extraordinary General Meeting" or "EGM" | the extraordinary general meeting of the Company to be convened in respect of the Rights Issue and the Proposed Acquisition |
| "Financial Services Authority" or "FSA" | the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of the FSMA |
| "Finges" | Finges Investment BV, a wholly-owned subsidiary of Glencore International |

| | |
|---|---|
| "FSMA" | the Financial Services and Markets Act 2000, as amended |
| "Fully Paid Rights" | rights to subscribe for New Shares, fully paid |
| "Glencore" | Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof |
| "Glencore International" | Glencore International AG, a company incorporated in Switzerland with limited liability |
| "Glencore Undertaking" | the deed of irrevocable undertakings dated 29 January 2009 between Glencore International, Finges and the Company under which, amongst other things, Finges has irrevocably undertaken to vote its Ordinary Shares in favour of the Rights Issue Resolutions and to take up its entitlements under the Rights Issue |
| "Group" or "Xstrata Group" | Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "HSR Act" | Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder |
| "Issue Price" | the price of £2.10 per New Share at which each New Share will be offered pursuant to the Rights Issue |
| "Joint Underwriters" | Deutsche Bank and J.P. Morgan Securities Ltd. |
| "JPMorgan Cazenove" | JPMorgan Cazenove Limited |
| "JPMorgan Chase" | JPMorgan Chase Bank, National Association |
| "J.P. Morgan Securities Ltd." | J.P. Morgan Securities Ltd. acting as underwriter on behalf of its affiliate JPMorgan Cazenove |
| "LIBOR" | London Inter Bank Offering Rate |
| "Listing Rules" | the Listing Rules of the Financial Services Authority |
| "London Stock Exchange" | London Stock Exchange plc |
| "Mt" | million tonnes |
| "Mtpa" | million tonnes per annum |
| "New Shares" | new Ordinary Shares issued in connection with the Rights Issue |
| "Nil Paid Rights" | rights to subscribe for New Shares, nil paid, pursuant to the Rights Issue |
| "OECD" | the Organisation for Economic Co-operation and Development |
| "Official List" | the Official List of the Financial Services Authority |
| "Ordinary Shares" | ordinary shares of $0.50 each in the capital of Xstrata |
| "Preliminary Results" | the unaudited preliminary results for the Xstrata Group for the year ended 31 December 2008 |
| "Prodeco" | the Prodeco coal mining operation (and associated infrastructure) in Colombia carried on by the Prodeco Operating Companies and Ferrocarriles del Norte de Colombia S.A. |
| "Prodeco Business" | Glencore's interests in Prodeco held through the Prodeco Target Companies which, subject to the terms and conditions of the Acquisition Agreement, will be acquired by the Xstrata Group |
| "Prodeco Closing" | the completion of the sale and purchase of the shares in the Prodeco Target Companies in accordance with the provisions of the Acquisition Agreement |
| "Prodeco Closing Date" | the date on which Prodeco Closing occurs |
| "Prodeco Operating Companies" | C.I. Prodeco S.A., Carbones de La Jagua S.A., Carbones el Tesoro S.A., Consorcio Minero Unido S.A. and Carbones de la Loma S.A. |
| "Prodeco Target Companies" | Chestfield Coal Resources Limited, Tikolan Limited, Simkana Limited, Merani Holding Limited and Wichita Holding Limited |
| "Proposed Acquisition" | the proposed acquisition by the Xstrata Group of the Prodeco Business pursuant to the Acquisition Agreement and the proposed option for Glencore International to repurchase the Prodeco Business from the Xstrata Group pursuant to the Call Option Agreement |
| "Proposed Acquisition Resolution" | the resolution to be proposed at the EGM relating to the Proposed Acquisition |
| "Prospectus" | the prospectus to be issued by Xstrata in respect of the Rights |

| | |
|---|---|
| | Issue (together with any supplements or amendments thereto) |
| "Prospectus Rules" | the rules made for the purposes of Part VI of the FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004 |
| "Provisional Allotment Letter" or "PAL" | the provisional allotment letter representing Nil Paid Rights or Fully Paid Rights expected to be issued to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, Australia, Canada, Japan or South Africa) |
| "Qualifying Non-CREST Shareholders" | Qualifying Shareholders holding Ordinary Shares in certificated form |
| "Qualifying Shareholders" | Shareholders on the register of members of Xstrata on the Record Date |
| "Record Date" | the record date for the Rights Issue |
| "Resolutions" | the resolutions to be proposed at the EGM |
| 'Rights Issue" | the offer by way of rights to Qualifying Shareholders to subscribe for New Shares |
| "Rights Issue Resolutions" | the Resolutions excluding the Proposed Acquisition Resolution |
| "Rothschild" | N M Rothschild & Sons Limited |
| "Securities Act" | the US Securities Act of 1933, as amended |
| "Shareholders" | holders of Ordinary Shares |
| "SIX" | SIX Swiss Exchange |
| "Swiss Admission" | the commencement of dealings in New Shares on the SIX |
| "Syndicated Facility" | the Group's $4.68 billion facility |
| "Underwriting Agreement" | the underwriting agreement dated 29 January 2009 between Xstrata and the Banks |
| "United States" or "US" or "USA" | the United States of America, its territories and possessions and any state of the United States and the District of Columbia |
| "Xstrata" or the "Company" | Xstrata plc, a public limited company incorporated in England and Wales |
| "Xstrata Alloys" | the business of the Xstrata Group comprising its chrome, vanadium and platinum operations |
| "Xstrata Coal" | Xstrata's coal operations |
| "Xstrata Coal South America" | Xstrata Coal South America Ltd., a company incorporated in Bermuda with limited liability |
| "Xstrata Group" or "Group" | Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "Xstrata (Schweiz) AG" | Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability |
| "Xstrata Share Schemes" | the Xstrata Group's share schemes |
| "$" | US dollars |

Xstrata File
Number 82-34660



xstrata

# PRODUCTION REPORT FOR 12 MONTHS ENDED 31 DECEMBER 2008

Zug, 29 January 2009

Highlights:

- Record annual production of platinum, coking coal, thermal coal, mined nickel, zinc in concentrate and lead in concentrate
- Resource Pacific, Jubilee and Tahmoor acquisitions were successfully integrated to contribute and will deliver meaningful growth
- In July, the Perseverance zinc mine in Canada started production and in October, Xstrata Nickel's Sinclair mine in Australia commenced operations
- In response to weak market conditions from the third quarter, Xstrata acted quickly to suspend higher cost production and reduce existing capacity in light of weak demand, including:
    - Placing the Falcondo ferronickel operation in the Dominican Republic on care and maintenance
    - Accelerating the end of mine life closure of Craig and Thayer-Lindsley nickel mines in Sudbury, Canada
    - Closing the joint venture Lennard Shelf zinc-lead mine in Western Australia
    - Optimising the Mount Isa zinc-lead operations, including putting Handlebar Hill into care and maintenance
    - Suspending the longwall panel at the Oaky Creek No1 coking coal operation in Australia
    - Temporarily suspending 80% of the Xstrata-Merafe Chrome Venture's annual smelting capacity in South Africa

# Xstrata Alloys

Chrome production decreased by 8% year on year, as a result of the temporary suspension of six ferrochrome furnaces in November and a further five furnaces in December representing 52% of annual operating capacity in response to markedly weaker demand, following the global financial crisis in the third quarter. Capacity reduction in the final part of the year, together with reduced electricity supply from Eskom (South Africa's power utility), more than offset the benefit of increased capacity from the ramp up of the new energy efficient Lion smelter and the gradual return during the first half of previously idled capacity.

A further six furnaces were suspended in January, leaving three out of twenty ferrochrome furnaces operating. The total suspended ferrochrome production capacity represents 1.37 million tonnes or 80% of annual operating capacity.

Reduced power supply and a planned plant closure in December to reduce excessive vanadium stock levels impacted ferrovanadium volumes, which fell by 15% compared to 2007.

Platinum volumes increased by 141% to over 138,000 ounces, reflecting the successful ramp up of the Elandsfontein mine and concentrator, which in June reached steady state phase one month ahead of schedule and within budget.

## Chrome

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| Attributable* saleable production (kt) | **1,126** | 1,219 |
| Indicative average published price (US¢/lb) (European benchmark) | **175.8** | 89.3 |
| * Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture | | |

## Vanadium

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| Consolidated** ferrovanadium saleable production (k kg) | **3,622** | 4,280 |
| Consolidated** vanadium pentoxide saleable production (k lb) | **16,604** | 18,870 |
| Indicative average published price ferrovanadium (US$/kg) (Metal Bulletin) | **61.2** | 37.2 |
| Indicative average published price vanadium pentoxide (US$/lb) (Metal Bulletin) | **13.5** | 7.4 |
| * Consolidated 100% | | |

## Platinum

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| Consolidated*** saleable production (oz) | | |
| Platinum | **138,098** | 57,303 |
| Palladium | **65,774** | 32,618 |
| Rhodium | **18,644** | 9,294 |
| Average prices ($/oz) | | |
| Platinum (London Platinum & Palladium Market) | **1,578** | 1,337 |
| Palladium (London Platinum & Palladium Market) | **353** | 355 |
| Rhodium (Metals Week) | **6,483** | 6,201 |
| *** Consolidated 100% of Eland and 50% of Mototolo | | |

# Xstrata Coal

Total consolidated production increased by 3% to 85.5 million tonnes in 2008, with thermal and coking coal up 5% and 1% respectively compared to 2007. Total thermal coal production rose to 73.3 million tonnes, due to continued productivity gains at the Newlands Northern Underground, the ramp up of the Ulan Underground longwall and the commencement of the owner-operated Glendell operation. Cerrejón continued to increase production in line with the ramp up to an annual run rate of 32 million tonnes. South African production decreased following the planned closure of the Impunzi Underground mine, partially offset by the ramp up of the Goedgevonden open-cut operation.

Semi-soft coking coal production decreased by 17% to 5.3 million tonnes, due to reduced demand following the decline in steel and manufacturing markets during the last quarter. This capacity was redirected to the thermal coal market.

Coking coal volumes remained consistent with the prior year. In December, the longwall production panel at the Oaky Creek No 1 operation was suspended in response to reduced market demand and sales for hard coking coal.

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **Total consolidated production (million tonnes)** | **85.5** | 82.8 |
| Total thermal coal | **73.3** | 69.6 |
| Australian thermal | **40.2** | 35.0 |
| South African thermal* | **22.7** | 24.7 |
| Americas thermal | **10.4** | 9.9 |
| Australia coking | **6.9** | 6.8 |
| Australia semi-soft coking | **5.3** | 6.4 |
| Average received export FOB coal price ($/t) | | |
| Australian thermal | **95.6** | 51.2 |
| South African thermal | **78.4** | 51.7 |
| Americas thermal | **80.9** | 52.3 |
| Australian coking | **232.5** | 98.1 |
| Australian semi-soft coking | **157.5** | 62.5 |

* For production reporting DTJV is included for the full year ended 31 December 2008. For financial reporting DTJV will be excluded from Xstrata Coal's ex-mine results due to the DTJV re-structuring announced on 3 March 2008

Xstrata File
Number 82-34660



# Xstrata Copper

Total mined copper production decreased by 3% to 952,426 tonnes in 2008, mainly due to planned lower grades at Mount Isa, Alumbrera, Lomas Bayas and Kidd Creek mines. A strong second half production performance delivered a 16% increase compared to the first half.

Improved grades at Ernest Henry in Australia and at Collahuasi and Antamina in South America contributed to higher year-on-year output at these operations and compensated for unplanned SAG mill shutdowns at both South American operations during the year. Overall volumes were impacted by lower grades and reduced mill throughput at Alumbrera, lower grades at Mount Isa and Lomas Bayas and reduced oxide ore availability at Tintaya's SX/EW leaching operation.

Gold production reduced by 12% in 2008 due to lower gold grades and reduced ore volumes at Alumbrera, partially offset by an 18% increase in gold production at Ernest Henry.

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **Argentina – Alumbrera*** | | |
| Material mined (t) | **99,397,413** | 109,925,71 |
| Ore mined (t) | **28,070,827** | 25,617,080 |
| Copper head grade (%) | **0.50** | 0.56 |
| Gold head grade (g/t) | **0.55** | 0.67 |
| Ore treated (t) | **37,502,049** | 38,606,768 |
| Concentrate produced (t) | **614,810** | 697,525 |
| Copper in concentrate (t) | **156,893** | 180,223 |
| Gold in concentrate (oz) | **443,919** | 540,788 |
| Gold in doré (oz) | **60,484** | 74,372 |
| Total gold (oz) | **504,403** | 615,160 |
| **Australia - Ernest Henry** | | |
| Material mined (t) | **31,278,138** | 40,388,117 |
| Ore mined (t) | **12,164,437** | 11,547,835 |
| Copper head grade (%) | **1.07** | 0.94 |
| Gold head grade (g/t) | **0.53** | 0.47 |
| Ore treated (t) | **11,406,365** | 11,114,286 |
| Concentrate produced (t) | **387,803** | 326,857 |
| Copper in concentrate (t) | **110,890** | 95,846 |
| Gold in concentrate (oz) | **146,116** | 123,305 |
| **Australia - Mount Isa** | | |
| Ore mined (t) | **5,913,003** | 6,008,567 |
| Copper head grade (%) | **2.84** | 3.12 |
| Ore treated (t) | **5,881,244** | 6,059,744 |
| Concentrate produced from ore (t) | **649,269** | 679,948 |
| Copper in concentrate from ore (t) | **151,577** | 172,552 |
| Anode copper (t) | **236,210** | 217,907 |
| Refined copper (t) | **266,517** | 231,959 |
| **Canada - Kidd Creek mine copper** | | |
| Ore mined (t) | **2,565,112** | 2,346,260 |
| Copper head grade (%) | **1.88** | 2.10 |
| Ore treated (t) | **2,439,513** | 2,364,603 |
| Concentrate produced (t) | **156,796** | 163,130 |
| Copper in concentrate (t) | **42,723** | 46,615 |
| Copper cathode (t) | **87,327** | 127,784 |

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **Canada - Horne** | | |
| Concentrate treated (t) | **767,207** | 796,639 |
| Anode copper (t) | **171,483** | 177,289 |
| **Canada - CCR Refinery** | | |
| Refined copper (t) | **344,809** | 319,552 |
| **Chile – Collahuasi**** | | |
| Material mined (t) | **73,256,998** | 79,982,760 |
| Ore mined (t) | **25,387,918** | 27,266,800 |
| Copper head grade (%) | **1.18** | 1.10 |
| Ore milled (t) | **18,751,574** | 19,219,139 |
| Concentrate produced (t) | **692,587** | 592,234 |
| Copper in concentrate (t) | **182,585** | 173,303 |
| Copper cathode (t) | **21,732** | 25,593 |
| **Chile - Lomas Bayas** | | |
| Material mined (t) | **52,345,353** | 47,997,375 |
| ROM leach (t) | **31,109,378** | 22,441,476 |
| ROM copper grade (%) | **0.23** | 0.25 |
| Heap leach (t) | **13,670,161** | 13,098,070 |
| Heap leach copper grade (%) | **0.41** | 0.41 |
| Copper cathode (t) | **59,134** | 61,401 |
| **Chile - Altonorte** | | |
| Concentrate treated (t) | **822,836** | 902,046 |
| Anode copper (t) | **231,902** | 272,846 |
| **Peru - Antamina Copper***** | | |
| Material mined (t) | **39,341,572** | 39,115,169 |
| Ore mined (t) | **12,853,862** | 12,337,415 |
| Copper head grade (%) | **1.25** | 1.21 |
| Ore treated (t) | **10,272,815** | 10,521,097 |
| Copper concentrate produced (t) | **409,659** | 383,109 |
| Copper in concentrate (t) | **115,997** | 111,347 |
| **Peru - Tintaya** | | |
| Material mined (t) | **78,539,821** | 76,453,827 |
| Ore mined (t) | **8,886,330** | 11,766,019 |
| Ore milled (t) | **7,109,747** | 6,766,802 |
| Copper grade in ore milled (%) | **1.38** | 1.44 |
| Gold grade in ore milled (g/t) | **0.27** | 0.36 |
| Concentrate produced (t) | **272,850** | 251,094 |
| Copper in concentrate (t) | **83,632** | 83,802 |
| Gold in concentrate (oz) | **36,693** | 38,792 |
| Copper cathode (t) | **27,263** | 35,982 |
| **Total mined copper production (t) (contained metal)** | **952,426** | 986,663 |
| **Total mined gold production (oz) (contained metal)** | **687,212** | 777,257 |
| **Total copper cathode (from own and third party material) (t)** | **806,782** | 802,271 |
| Average LME copper price (US$/t) | **6,956** | 7,139 |
| Average LBM gold price (US$/t) | **872** | 697 |

* 100% consolidated figures

** Xstrata Copper's pro-rata share of Collahuasi (44%)

*** Xstrata Copper's pro-rata share of Antamina (33.75%)

# Xstrata Nickel

Total mined nickel production increased by 5% compared to 2007, as the inclusion of Xstrata Nickel Australasia, formed following the acquisition of Jubilee Mines NL in January 2008 more than offset lower production from the Sudbury operations. Mined nickel production at the Sudbury operations decreased by 24%, reflecting expected lower production from the Craig and Thayer-Lindsley nickel mines as these operations approach the end of their mine lives. The Nickel Rim South mine will replace production from the Craig and Fraser operations and is on track to commence production in 2009. Raglan's slight decrease in nickel in concentrate volumes resulted from lower head grades in the first half of the year and was mostly offset by the record ore mined production achieved in the second half, as mining transitioned into new ore zones. Lower grades also impacted production of mined nickel at Montcalm, which was 12% lower than in 2007. Increased volumes of third party feed offset lower mine production from the Canadian operations, enabling the Nikkelverk refinery to produce record throughput of 88,741 tonnes.

Following the temporary maintenance shutdown announced in August, the Falcondo operation in the Dominican Republic was placed into care and maintenance in December in response to weak market conditions. Consequently, ferronickel production was 36% lower in 2008.

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **North America – Sudbury Operations** | | |
| Ore mined (t) | **1,641,687** | 1,866,022 |
| Nickel head grade (%) | **0.98** | 1.04 |
| Copper head grade (%) | **1.12** | 1.10 |
| Ore treated (t) | **1,914,763** | 2,177,105 |
| Nickel in concentrate (t)* | **16,810** | 19,757 |
| Nickel in matte (t)* | **64,906** | 67,576 |
| Copper in concentrate (t)* | **19,138** | 21,853 |
| Copper in matte (t)* | **17,811** | 21,978 |
| Cobalt in concentrate (t)* | **538** | 620 |
| Cobalt in matte (t)* | **2,648** | 2,498 |
| **North America – Montcalm** | | |
| Ore mined (t) | **953,871** | 929,251 |
| Nickel head grade (%) | **1.20** | 1.34 |
| Copper head grade (%) | **0.65** | 0.66 |
| Ore treated (t) | **927,158** | 940,853 |
| Nickel in concentrate (t) | **8,905** | 10,140 |
| Copper in concentrate (t) | **5,091** | 5,443 |
| Cobalt in concentrate (t) | **338** | 404 |
| **North America – Raglan** | | |
| Ore mined (t) | **1,314,191** | 1,127,383 |
| Nickel head grade (%) | **2.30** | 2.58 |
| Copper head grade (%) | **0.62** | 0.73 |
| Ore treated (t) | **1,300,133** | 1,153,582 |
| Nickel in concentrate (t) | **25,873** | 26,059 |
| Copper in concentrate (t) | **6,402** | 6,729 |
| Cobalt in concentrate (t) | **512** | 523 |
| **Australia – XNA**** | | |
| Ore mined (t) | **286,254** | - |
| Nickel head grade (%) | **3.53** | - |
| Ore treated (t) | **262,857** | - |
| Nickel in concentrate (t) | **7,610** | - |
| Copper in concentrate (t) | **303** | - |
| Cobalt in concentrate (t) | **120** | - |

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **Dominican Republic – Falcondo*** ** | | |
| Ore mined (t) | **2,745,612** | 4,062,530 |
| Nickel head grade (%) | **1.14** | 1.16 |
| Ore treated (t) | **1,707,958** | 2,563,961 |
| Nickel in ferronickel (t) | **18,782** | 29,130 |
| **Europe – Nikkelverk** | | |
| Nickel metal (t) | **88,741** | 87,590 |
| Copper metal (t) | **37,027** | 34,212 |
| Cobalt metal (t) | **3,719** | 3,939 |
| **Total mined nickel production (t) (contained metal)** | **54,523** | 52,108 |
| **Total mined ferronickel production (t) (contained metal)** | **18,782** | 29,130 |
| **Total mined copper production (t) (contained metal)** | **27,703** | 31,425 |
| **Total mined cobalt production (t) (contained metal)** | **1,341** | 1,412 |
| **Total refined nickel production (t) (payable metal)** | **107,523** | 116,720 |
| Average LME nickel cash price(US$/t) | **21,104** | 37,089 |
| Average LME copper cash price (US$/t) | **6,956** | 7,139 |
| Average Metal Bulletin cobalt low grade price (US$/lb) | **35.16** | 27.70 |

* Including production from ore and other feed purchased from third party mines and smelters

** Consolidated from 1 February 2008

*** 100% consolidated figures

# Xstrata Zinc

Zinc in concentrate production increased by 17% in 2008 to a record annual production of 861,032 tonnes. This increase was achieved from higher output at Mount Isa and McArthur River mines and the commencement, on 1 July of production at the new Perseverance mine in Canada. Higher production from the Australian operations was partially offset by the closure in July of the joint venture Lennard Shelf operation in Western Australia, which had become uneconomic due to declining zinc and lead prices and increased energy and labour costs.

Total zinc metal production was 6% lower as a result of the failure of a transformer at San Juan de Nieva smelter and a six week labour disruption at the Kidd smelter.

Expansions, higher grades and improved concentrator recoveries at the Australian operations led to an 18% increase in lead in concentrate volumes. Increased volumes of Mount Isa lead refined at Northfleet contributed to an increase of 16% in lead metal production compared to 2007.

| | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **Australia – Mount Isa** | | |
| Ore mined (t) | **6,357,981** | 5,120,651 |
| Zinc head grade (%) | **6.4** | 6.5 |
| Lead head grade (%) | **3.4** | 3.3 |
| Silver head grade (g/t) | **69.3** | 69.1 |
| Ore treated (t) | **6,099,914** | 4,986,078 |
| Zinc in concentrate (t) | **283,063** | 226,529 |
| Lead in concentrate (t) | **140,023** | 104,381 |
| Lead in lead/silver bullion (t) | **166,866** | 125,572 |
| Lead in purchased concentrate smelted(t) | **40,657** | 31,560 |
| Silver in crude lead (koz) | **10,197** | 7,533 |
| Silver in purchased concentrate smelted (koz) | **5,076** | 4,042 |
| **Australia – McArthur River** | | |
| Ore mined (t) | **1,977,476** | 1,961,347 |
| Zinc head grade (%) | **9.6** | 10.2 |
| Lead head grade (%) | **4.5** | 4.2 |
| Ore treated (t) | **2,111,993** | 1,886,627 |
| Zinc in concentrate (t) | **142,460** | 137,737 |
| Lead in concentrate (t) | **36,560** | 33,040 |
| Silver in concentrate (koz) | **1,282** | 1,184 |
| **Australia – Lennard Shelf*** | | |
| Zinc in concentrate (t) | **15,385** | 21,045 |
| Lead in lead concentrate (t) | **4,507** | 6,197 |
| **Europe – San Juan de Nieva** | | |
| Zinc metal (t) | **450,381** | 478,031 |
| **Europe – Nordenham** | | |
| Zinc metal (t) | **151,096** | 150,222 |
| **Europe – Northfleet** | | |
| Mount Isa sourced lead (t) | **138,959** | 111,974 |
| Other lead (t) | **102** | 7,417 |
| Total lead (t) | **139,062** | 119,391 |
| Mount Isa refined silver (koz) | **7,907** | 5,808 |
| Total silver (koz) | **7,907** | 5,808 |

| | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| **North America – Brunswick mine** | | |
| Ore mined (t) | **3,311,624** | 3,437,265 |
| Zinc head grade (%) | **8.4** | 8.4 |
| Lead head grade (%) | **3.3** | 3.3 |
| Silver head grade (g/t) | **105.0** | 105.0 |
| Ore treated (t) | **3,300,726** | 3,411,156 |
| Zinc in zinc concentrate (t) | **222,033** | 230,991 |
| Zinc in bulk concentrate (t) | **20,445** | 20,804 |
| Lead in bulk concentrate (t) | **14,685** | 16,926 |
| Lead in lead concentrate (t) | **55,721** | 53,191 |
| Lead in lead concentrate to smelter (t) | **55,719** | 54,238 |
| Lead in other feeds to smelter (t) | **25,612** | 16,539 |
| Total refined lead (t) | **81,329** | 70,777 |
| Silver in bulk concentrate (koz) | **1,050** | 1,094 |
| Silver in lead concentrate to smelter (koz) | **2,838** | 2,643 |
| Silver in other feeds to smelter (koz) | **2,010** | 2,336 |
| Total silver in doré (koz) | **4,897** | 4,979 |
| **North America – CEZ refinery** ** | | |
| Zinc metal (t) | **72,895** | 72,924 |
| **North America – Perseverance** | | |
| Ore mined (t) | **511,341** | - |
| Zinc head grade (%) | **13.5** | - |
| Ore treated (t) | **492,263** | - |
| Zinc in concentrate (t) | **60,265** | - |
| Copper in concentrate (t) | **3,793** | - |
| **North America-Kidd Creek** | | |
| Zinc metal (t) | **121,193** | 142,549 |
| **Peru - Antamina Zinc***** | | |
| Ore mined total (t) | **12,853,862** | 12,337,415 |
| Zinc head grade (%) | **1.5** | 1.2 |
| Ore treated total (t) | **10,272,815** | 10,521,090 |
| Zinc in concentrate (t) | **117,381** | 98,449 |
| **Total zinc in concentrate production (t)** | **861,033** | 735,555 |
| **Total zinc metal production (t)** | **795,565** | 843,726 |
| **Total lead in concentrate production (t)** | **251,496** | 213,735 |
| **Total lead metal production (t)** | **220,391** | 190,168 |
| Average LME zinc price (US$/t) | **1,870** | 3,257 |
| Average LME lead price (US$/t) | **2,084** | 2,594 |

* Xstrata Zinc's pro-rata share of Lennard Shelf production (50%), closure announced on 14 July 2008

** Xstrata Zinc's pro-rata share of CEZ production (25%)

*** Xstrata Zinc's pro-rata share of Antamina production (33.75%)

Ends

**Xstrata contacts:**

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Pamela Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626715
Email pbell@xstrata.com

*Investors & analysts*
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@xstrata.com

---

**Notes to editors**

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK.

NEWS RELEASE

# XSTRATA COAL ANNOUNCES SIGNIFICANT INCREASE TO COAL RESERVES AND RESOURCES

London and Sydney, 29 January 2009

**Summary Coal Reserves and Coal Resources Information**
The following summary of Coal Reserves and Coal Resources is extracted from the "Ore Reserves and Mineral Resources Report" published by Xstrata on 29 January 2009. A copy of the full report is available at www.xstrata.com/publications/reserves.

## Xstrata Coal

Total reported managed Coal Resources increased by 2.1 billion tonnes, comprising 1.6 billion tonnes of Measured and Indicated Resources and 0.5 billion tonnes of Inferred Resources. Recoverable Coal Reserves increased by 1.2 billion tonnes.

Included in these figures is a substantial increase in the Coal Resource at the Wandoan Project to over 2.5 billion tonnes, an increase of approximately 1.4 billion tonnes, together with the declaration, for the first time, of a Coal Reserve of 540 million tonnes.

Other key reserve movements include a combined increase of approximately 300 million tonnes for the expansion of open cut operations in the Ravensworth West/Cumnock areas and a combined increase of more than 300 million tonnes from recent acquisitions Mangoola, Tahmoor and Ravensworth Underground.

Total Coal Resources as at 30 June 2008 are 18.7 billion tonnes and total Coal Reserves 3.6 billion tonnes, equivalent to a nominal life of 28 years at 2008 mining rates. The Coal Resources are inclusive of the Coal Reserves.

"This significant increase in reserves demonstrates the long term strength of our current operations, supported by substantial resources which will ensure our continued growth," said Peter Freyberg, Chief Executive, Xstrata Coal.

## Wandoan

The recently completed prefeasibility study of the Wandoan Project in the Surat Basin of Queensland, delineated more than 540 million tonnes Coal Reserves and an increase of more than 470 million tonnes in Measured and Indicated Coal Resources.

Xstrata File
Number 82-34660

xstrata
coal

"The successes achieved in the exploration, geological and mining studies of the Wandoan Project once again confirms that Xstrata Coal is well positioned to meet future global energy needs and market demand for quality thermal coal," said Mr Freyberg.

"The Wandoan sample pit generated washed coal for market testing and trial burns with favourable results in mid 2008 and we continue to make good progress."



The Wandoan project is expected to deliver over 20 million tonnes of thermal coal annually on a managed basis.

END

Further media information:

Claire Divver
T: +44 20 7968 2871
M:+44 7785 964340
cdivver@xstrata.com

James Rickards
T: +61 2 9253 6789
M: +61 419 731 371
jrickards@xstratacoal.com

Share price: XTA.L GBp 572.50 (9.26%)

Xstrata File Number 82-34660

SEC Mail Processing Section

APR 27 2009

Washington, DC 110

xstrata entre / regulatory announcements

# ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

## Documents Lodged with the Financial Authority (PDF)

Zug, 2 February 2009

Two copies of the documents listed below have been submitted to the Financial Services Authority and will be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Documents submitted:

Prospectus in relation to proposed Rights Issue and proposed related party acquisition of the Prodeco Business from Glencore

Circular in relation to proposed Rights Issue and proposed related party acquisition of the Prodeco Business from Glencore, including notice of Extraordinary General Meeting

Copies of the Prospectus and Circular are also available at the Company's registered office at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, United Kingdom.

*Ends*

**Xstrata contacts**

Richard Elliston
Telephone +44 20 7968 28851
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

**REGULATORY ANNOUNCEMENTS**

**Zug, 3 February 2009**

## TR-1: Notifications of Major Interests in Shares

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Xstrata plc |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |
| **3. Full name of person(s) subject to notification obligation:** | Capital Research and Management |
| **4. Full name of shareholder(s)** (if different from 3): | |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | 29 January 2009 |
| **6. Date on which issuer notified:** | 31 January 2009 |
| **7. Threshold(s) that is/are crossed or reached:** | 5% |

**8: Notified Details**

**A: Voting rights attached to shares**

| **Class/type of shares** If possible use ISIN code | **Situation previous to the triggering transaction** | | **Resulting situation after the triggering transaction** | | | | |
|---|---|---|---|---|---|---|---|
| | **Number of shares** | **Number of voting rights** | **Number of shares** | **Number of voting rights** | | **Percentage of voting rights** | |
| | | | | **Direct** | **Indirect** | **Direct** | **Indirect** |
| Ordinary shares (GB0031411001) | 42,863,235 | 42,863,235 | 51,492,225 | | 51,492,225 | | 5.2668% |

| B: Financial Instruments | | | | |
|---|---|---|---|---|
| Resulting situation after the triggering transaction | | | | |
| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
| N/A | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | Percentage of voting rights |
| 51,492,225 | 5.2668% |

| 9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata
nickel



**NEWS RELEASE**

# XSTRATA NICKEL ANNOUNCES RESTRUCTURING OF SUDBURY OPERATIONS

Toronto, 9 February 2009

Xstrata Nickel today announces plans to restructure its Sudbury operations in response to ongoing challenging market conditions. The restructuring follows the announcement in November 2008 of the accelerated closure of the end-of-life Craig and Thayer-Lindsley operations at Sudbury, both of which will cease operations with immediate effect.

As a result of the restructuring, the Fraser Mine Complex will be placed on care and maintenance and associated support and administrative functions will be reorganized. The Strathcona Mill, with annual capacity of 2.7 million tonnes of ore, will be reduced to two work shifts from four as a result of reduced feed. In addition, the Fraser Morgan development project will be deferred. This project will be evaluated on an ongoing basis and may be re-initiated when economic conditions allow.

Today's announcement does not impact the world-class Nickel Rim South project in the Sudbury basin. The project remains on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009, equivalent to approximately 7,400 tonnes of nickel. Nickel Rim South will become a low-cost, cornerstone operation in Sudbury, generating annual production of approximately 18,000 tonnes of recoverable nickel by early 2010. Xstrata Nickel has invested C$627 million for the project's first phase, which came in on time and on budget, and has approved the remaining project capital expenditure of C$300 million for the completion of mine development and infrastructure. Nickel Rim South is a long-life operation that is expected to provide a high-value ore feed while significantly reducing Sudbury's unit costs.

Total production from the Sudbury Smelter is expected to remain at a similar level compared to 2008 production as shortfalls arising from the cessation of Sudbury Mines will be offset by concentrates from Nickel Rim South and Xstrata Nickel Australasia. Concentrates will also continue to be processed from Xstrata Nickel's Montcalm and Raglan operations, together with third-party feed.

Ian Pearce, Xstrata Nickel Chief Executive commented: "Our leadership team is taking proactive and decisive measures during challenging times. The continued decline of the economic environment and deteriorating commodity markets, coupled with high operating costs particularly at our older mines, are negatively impacting our Sudbury operations. The

actions announced today aim to reposition our Sudbury complex into the bottom quartile of the cost curve, ensure our operations remain financially robust even during a potentially long period of depressed commodity prices and establish a strong foundation for further growth in the region.

"Our Sudbury complex is an important part of Xstrata Nickel and we remain fully committed to continuing to operate at Sudbury for many years to come. Nickel Rim South remains a top priority and development work on the project continues without interruption."

As a result of the restructuring, 686 permanent employee positions will be made redundant, affecting both union and salaried employees in operational and non-operational roles. A three-day stoppage of operations was initiated today to allow the restructuring to occur.

Marc Boissonneault, Vice-President of Xstrata Nickel Sudbury Operations said: "There are no decisions more difficult than those which directly impact our employees, particularly to this degree. We recognize that this restructuring of our operations will affect our employees, their families, our unions and other key stakeholders. With this, our first priority is to ensure that displaced employees are treated fairly and with respect. This will include a three-day pause of the organization, professional outplacement services and expanded Employee Assistance Programs offering counselling and support over the coming months.

"We are making these tough decisions to sustain our business in the immediate and longer term. Ultimately these actions will result in more robust and viable operations at Sudbury that continue to create value and jobs for the local community over the medium and long term."

*Ends*

**Editors Notes**

**Xstrata Nickel**
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 107,500 tonnes of refined nickel.

**Xstrata plc**
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK.

**Contacts**

**Xstrata Nickel**
Peter Fuchs
Telephone +1 416 775-1523
Mobile +1 416 305-9273
Email pfuchs@xstratanickel.ca

**Xstrata**
Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

**Investors and analysts**
Hanré Rossouw
Telephone + 44 20 7968 2820
Mobile + 44 7879 455885
Email hrossouw@xstrata.com

# GUARANTEED CONVERTIBLE BONDS

Xstrata Capital Corporation A.V.V.

11 February 2009

# XSTRATA CAPITAL CORPORATION A.V.V.

**US$375,000,000 4.00 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2017 (THE "BONDS") GUARANTEED BY XSTRATA PLC AND CONVERTIBLE INTO 4.00 PER CENT. EXCHANGEABLE REDEEMABLE PREFERENCE SHARES OF XSTRATA CAPITAL CORPORATION A.V.V. WHICH ARE GUARANTEED BY, AND WILL BE EXCHANGEABLE IMMEDIATELY UPON ISSUANCE FOR, ORDINARY SHARES IN XSTRATA PLC**

## Notice of possible adjustment of Exchange Price

### Adjustment Events

In respect of its 2006 financial year, Xstrata plc paid dividends totalling US$0.43 per Ordinary Share of which US$0.14008 per Ordinary Share constituted a Capital Distribution (the "2006 Capital Distribution").

In respect of its 2007 financial year, Xstrata plc paid dividends totalling US$0.50 per Ordinary Share of which US$0.19266 per Ordinary Share constituted a Capital Distribution (the "2007 Capital Distribution" and together with the 2006 Capital Distribution, the "Capital Distributions").

On 29 January 2009, Xstrata plc announced a proposed rights issue (the "Rights Issue") of up to 1,982,508,352 new Ordinary Shares ("New Shares"). The Rights Issue is conditional on, amongst other things, Shareholders' approval of an increase in the Xstrata plc's share capital to create sufficient Ordinary Shares for the Rights Issue, the granting of authority to the directors of Xstrata plc to allot and issue the New Shares and to disapply pre emption rights. Subject to the conditions to the Rights Issue being satisfied, the New Shares will be issued at a price of 210 pence per New Share, which is less than 95 per cent. of the Current Market Price per Ordinary Share.

### Adjustment of Conversion Terms

As described in paragraph 7 of the Terms and Conditions of the Bonds (as constituted by a the trust deed dated 13 October 2006 between Xstrata Capital Corporation A.V.V., Xstrata plc and Law Debenture Trustees Limited as trustee for the holders of the Bonds (the "Trust Deed")) each US$1,000 principal amount of a Bond is convertible into one Preference Share with a paid-up value of US$1,000. Preference Shares issued on conversion of Bonds will be allotted to the relevant Bondholders and immediately transferred to Xstrata plc in consideration for Xstrata plc delivering to the relevant Bondholders such number of Ordinary Shares as is determined by dividing the paid-up value of each Preference Share (translated into pounds sterling at the fixed exchange rate of US$1.809 = £1.00) by the Exchange Price in effect on the Conversion Date (rounded down to the nearest whole number of Ordinary Shares). The current Exchange Price is 1527 pence per Ordinary Share converted into US dollars at the fixed exchange rate of US$1.809 = £1.00.

The terms of the Preference Shares as set out in the Articles of the Issuer and the Issuer Board Resolution (which are summarised in paragraph 7(B) of the Terms and Conditions of the Bonds as set out in the listing particulars published by Xstrata Capital Corporation A.V.V. and Xstrata plc on 12 October 2006 (the "Listing Particulars")) require an adjustment to be made to the Exchange Price if:

- Xstrata plc pays or makes a Capital Distribution to Shareholders as further described in the Articles of the Issuer and the Issuer Board Resolution and summarised in Condition 7(B)(iii) of the Terms and Conditions of the Bonds as set out in the Listing Particulars; and

- Xstrata plc issues Ordinary Shares to Shareholders as a class by way of rights at a price per Ordinary Share that is less than 95 per cent. of the Current Market Price per Ordinary Share as further described in the Articles of the Issuer and the Issuer Board Resolution and summarised in paragraph 7(B)(iv) of the Terms and Conditions of the Bonds as set out in the Listing Particulars.

As the adjustments to the Exchange Price required as a consequence of the payment of the Capital Distributions in aggregate would have resulted in an adjustment of less than one per cent. of the Exchange Price, no adjustment was required to be made to the Exchange Price as permitted by the terms of the Preference Shares as set out in the Articles of the Issuer and the Issuer Board Resolution (which are summarised in Condition 7(B) of the Terms and Conditions of the Bonds as set out in the Listing Particulars). These adjustments have been carried forward and will be taken into account if the conditions to the Rights Issue are satisfied in and the Rights Issue proceeds.

If the conditions to the Rights Issue are satisfied, from and including 3 March 2009 (which is the first date on which the Ordinary Shares are expected to trade "ex-rights" on the London Stock Exchange) the Exchange Price will be adjusted. The adjusted Exchange Price is expected to be announced as soon as practicable on the date on which the Ordinary Shares first trade "ex-rights".

The Exchange Price if adjusted will apply to all Bonds for which the Conversion Date occurs on or after 3 March 2009.

**Defined Terms**

All words and terms that are capitalised herein shall have the same meaning as set out in the Terms and Conditions of the Bonds.

**Trustee**
Law Debenture Trustees Limited
Fifth Floor, 100 Wood Street
London EC2V 7EX
United Kingdom

**Principal Paying, Transfer, Conversion** | **Registrar and Paying, Transfer,**

**and Exchange Agent**
Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5LB
United Kingdom

**Conversion and Exchange Agent**
Citigroup Global Markets Deutschland AG
& Co. KgaA
Reuterweg 16
60323
Frankfurt am Main
Germany

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660



xstrata

# XSTRATA DONATION TO AUSTRALIAN RED CROSS BUSHFIRE RELIEF FUND

12 February 2009

Xstrata plc has pledged a donation of A$1 million to the Australian Red Cross 2009 Victorian Bushfire Fund, set up to assist individuals and communities affected by the bushfires, which continue to claim lives and destroy homes in Victoria, Australia. The donation will be facilitated through Xstrata's Australian subsidiaries from the Group's central Corporate Social Involvement funds.

Xstrata File
Number 82-34660



xstrata
nickel

**NEWS RELEASE**

# XSTRATA NICKEL REACHES AGREEMENT WITH CAW ON RESTRUCTURING

Sudbury, 13 February 2009

In recognition of the impact the necessary restructuring of its Sudbury operations will have on affected employees, their families and the Sudbury community, Xstrata Nickel is pleased to announce that it has today reached agreement with Mine Mill Local 598/Canadian Auto Workers on a package of measures to mitigate these impacts.

The company will implement a 16-week wage continuance, including benefits, for those employees affected by the restructuring. In November 2008, an early retirement program was initiated targeting 250 employees, which saw an uptake by approximately 220 employees. An additional early retirement program will be offered to the approximately 30 remaining eligible employees. Xstrata Nickel will also work to identify short-term opportunities for affected employees on capital projects.

Marc Boissonneault, Vice-President of Xstrata Nickel Sudbury Operations said: "We recognize the impact the restructuring is having on our employees and their families. We are pleased to have reached agreement on our plans to find ways to help mitigate the impact of layoffs and we remain fully committed to securing our future in Sudbury."
*Ends*

**Editors Notes**

**Xstrata Nickel**
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 107,500 tonnes of refined nickel.

**Xstrata plc**
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead

and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK.

**Contacts**

**Xstrata Nickel**
Peter Fuchs

| | |
|---|---|
| Telephone | +1 416 775-1523 |
| Mobile | +1 416 305-9273 |
| Email | pfuchs@xstratanickel.ca |

McArthur
River
Mining

MEDIA STATEMENT

*Darwin, 20 February 2009*

# XSTRATA ZINC WELCOMES MINISTER GARRETT'S DECISION TO APPROVE THE McARTHUR RIVER MINE OPEN-PIT EXPANSION

Xstrata Zinc Australia's McArthur River Mining (MRM) has welcomed today's decision by Federal Environment Minister Peter Garrett to approve the MRM open-pit development with conditions.

The conditions of the approval are in line with MRM's existing commitment to best practice in environmental management and community consultation and include the continuation of Freshwater Sawfish and Migratory Bird studies in and around the mine's operational areas.

Xstrata Zinc Australia Chief Operating Officer, Brian Hearne, said mining operations would recommence immediately.

"We now have certainty about the future of MRM and are working rapidly to mobilise our workforce. I would like to thank our team of people for their patience and co-operation during the approval process," Mr Hearne said.

"The decision by Minister Garrett supports the fact that the original approval of the mine's $110 million open pit development in 2006 was correct.

"The legal action was only ever about the process followed by the Commonwealth Government in giving the original approval for the mine expansion. It was never about the potential benefits and impacts of the project itself. These had already been assessed," Mr Hearne said.

"Whilst the additional conditions will add further compliance requirements to the operation, MRM is committed to fulfilling all conditions of the approval.

"During his visit to the mine in mid January, Minister Garrett was made aware by Traditional Owners of their desire to keep MRM operating to provide real employment and training prospects for members of the community and significant associated economic benefits," he said.

"This decision now provides MRM with certainty about the mine's future and we will continue to deliver a range of benefits to the local community, Gulf region and the Northern Territory," Mr Hearne said.

MRM is committed to working closely with the Borroloola regional community and has spent years consulting with local indigenous leaders and communities throughout the open-pit planning and approval process.

In 2008, over $134 million was spent by MRM with local Northern Territory suppliers. In addition to the direct economic benefits from mine operations, MRM has committed $32 million over the life of the mine to fund community projects via the MRM Community Benefits Trust.

*Ends*

xstrata
zinc

McArthur River Mining Pty Ltd
PO Box 36821, Winnellie NT 0821, Australia
Tel +61 88975 8179
Fax +61 88975 8170
www.xstrata.com

ABN 90 008 167 815

**For more information contact:**

Patrick Collins
General Manager
Corporate Affairs and Community Relations
Xstrata Zinc Australia

| | |
|---|---|
| Telephone | +61 (0)7 3295 7588 |
| Mobile | +61 (0)423 842 994 |
| Email | pcollins@xstratazinc.com.au |

Kathy Mac Dermott
General Manager
Rowland

| | |
|---|---|
| Telephone | +61 (0)7 3229 4499 |
| Mobile | +61 (0)488 844 508 |
| Email | kmacdermott@rowland.com.au |


**Notes to editors:**

MRM mines one of the largest known zinc and lead deposits in the world and is the largest bulk zinc concentrate producer in the world.

**ABOUT XSTRATA PLC**

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

**ABOUT XSTRATA ZINC**

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, assets comprise: the Mount Isa, George Fisher underground, Handlebar Hill open-cut and Black Star open-cut zinc-lead mines, zinc-lead concentrator, lead smelter and Bowen Coke Works in north Queensland; the McArthur River open-pit zinc-lead mine, processing and port operations in the Northern Territory; and 75% of the Lady Loretta zinc-lead deposit in north-west Queensland.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata File
Number 82-34660

xstrata

**NEWS RELEASE**

SEC Mail Processing
Section

APR 27 2009

Washington, DC
110

# EGM RESOLUTIONS PASSED

Zug, 2 March 2009

Xstrata plc announces that shareholders today approved the four resolutions proposed at its EGM relating to the acquisition of Prodeco and a rights issue to raise £4.1bn (approximately $5.9bn). The Chairman called a poll for all resolutions in accordance with the company's Articles of Association, to ensure that all votes including proxy votes and those lodged via letters of representation were counted in the result. All resolutions were passed on a poll. Details are given below of the poll votes (including proxy votes) received in respect of Resolutions 1, 2, 3 and 4.

Consequently, existing Xstrata ordinary shares will be marked "ex-rights" by the London Stock Exchange and SIX Swiss Stock Exchange at 8.00 a.m. (9.00 a.m. Central European time) on 3 March 2009 and dealings in new shares, nil paid, will commence. Based on the last closing price prior to the announcement of the rights issue, the theoretical ex-rights price (TERP) is £3.48 per ordinary share. The acquisition of the world-class Prodeco thermal coal operations in Colombia has received all necessary approvals and will complete on 3 March 2009.

**Voting Results**

**Resolution 1 – Ordinary Resolution requiring simple majority**

Subject to Resolutions 2, 3 and 4 being passed, to approve the Proposed Acquisition, the Call Option and the disposal of the Prodeco Business if and when the Call Option is exercised on such terms and conditions as described in Resolution 1 of the EGM Notice.

| | | |
|---|---|---|
| **For** | 80.3% | 237,434,425 |
| **Against** | 19.7% | 58,235,101 |

64,110,152 votes withheld*

**Resolution 2 - Ordinary Resolution requiring simple majority**

Subject to Resolutions 1, 3 and 4 being passed, to increase the authorised share capital of the Company from US$750,000,000.50 and £50,000 to US$2,250,000,000.50 and £50,000 by the creation of an additional 3,000,000,000 ordinary shares of US$0.50 in the capital of the Company.

| | | |
|---|---|---|
| **For** | 95.4% | 659,037,401 |

| | | |
|---|---|---|
| **Against** | 4.6% | 31,881,544 |

5,649,443 votes withheld*

**Resolution 3 - Ordinary Resolution requiring simple majority**
Subject to Resolutions 1, 2 and 4 being passed, to renew the authority conferred on the directors of the Company by Article 14 of the Company's Articles of Association to allot relevant securities, as provided in Resolution 3 set out in the EGM Notice.

| | | |
|---|---|---|
| **For** | 95.4% | 658,920,458 |
| **Against** | 4.6% | 31,963,704 |

5,684,226 votes withheld*

**Resolution 4 - Special Resolution and requiring 75% of votes cast**
Subject to Resolutions 1, 2 and 3 being passed, to renew the power conferred on the directors of the Company by Article 15 of the Company's Articles of Association to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply, as provided in Resolution 4 set out in the EGM Notice.

| | | |
|---|---|---|
| **For** | 95.6% | 660,374,451 |
| **Against** | 4.4% | 30,125,212 |

6,066,795 votes withheld*

* A "vote withheld" is not a 'vote' under English law and is not counted in the calculation of the votes 'For' and 'Against' the resolution.

A copy of the resolutions passed at its Extraordinary General Meeting (EGM) on 2nd March 2009 has been submitted to the Financial Services Authority and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The total number of ordinary shares of US$0.50 each eligible to be voted at the EGM was 640,869,207 for Resolution 1 and 977,670,540 for resolutions 2, 3 and 4. The scrutineer of the polls was Computershare Investor Services PLC.

*Ends*

---

**Xstrata contacts**

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660

xstrata

**REGULATORY ANNOUNCEMENT**

# DOCUMENTS LODGED WITH THE FINANCIAL SERVICES AUTHORITY

Zug, 3 March 2009

Two copies of the document referenced below have been submitted to the Financial Services Authority and will be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The document submitted is a supplementary prospectus in relation to the Rights Issue and related party acquisition of the Prodeco Business from Glencore.

Copies of the supplementary prospectus are also available at the Company's registered office at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, United Kingdom.

*Ends*

---


**Xstrata contacts**

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

# GUARANTEED CONVERTIBLE BONDS

Xstrata Capital Corporation A.V.V.

3 March 2009

# XSTRATA CAPITAL CORPORATION A.V.V.

**US$375,000,000 4.00 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2017 (THE "BONDS") GUARANTEED BY XSTRATA PLC AND CONVERTIBLE INTO 4.00 PER CENT. EXCHANGEABLE REDEEMABLE PREFERENCE SHARES OF XSTRATA CAPITAL CORPORATION A.V.V. WHICH ARE GUARANTEED BY, AND WILL BE EXCHANGEABLE IMMEDIATELY UPON ISSUANCE FOR, ORDINARY SHARES IN XSTRATA PLC**

## Amended notice of adjustment of Exchange Price

### Adjustment Events

In respect of its 2006 financial year, Xstrata plc paid dividends totalling US$0.43 per Ordinary Share of which US$0.14008 per Ordinary Share constituted a Capital Distribution (the "2006 Capital Distribution").

In respect of its 2007 financial year, Xstrata plc paid dividends totalling US$0.50 per Ordinary Share of which US$0.19266 per Ordinary Share constituted a Capital Distribution (the "2007 Capital Distribution" and together with the 2006 Capital Distribution, the "Capital Distributions").

On 29 January 2009, Xstrata plc announced a proposed rights issue (the "Rights Issue") of up to 1,982,508,352 new Ordinary Shares ("New Shares"), at a price per New Share of 210 pence, which is less than 95 per cent. of the Current Market Price per Ordinary Share. The Rights Issue was conditional on, amongst other things, Shareholders' approval of an increase in the Xstrata plc's share capital to create sufficient Ordinary Shares for the Rights Issue, the granting of authority to the directors of Xstrata plc to allot and issue the New Shares and to disapply pre-emption rights. Following satisfaction of the conditions to the Rights Issue, Xstrata plc now announces an adjusted Exchange Price for the Bonds. The actual number of New Shares being offered pursuant to the Rights Issue is 1,955,341,080.

### Adjustment of Conversion Terms

As described in Condition 7 of the Terms and Conditions of the Bonds (as constituted by a trust deed dated 13 October 2006 between Xstrata Capital Corporation A.V.V., Xstrata plc and Law Debenture Trustees Limited as trustee for the holders of the Bonds (the "Trust Deed")) each US$1,000 principal amount of a Bond is convertible into one Preference Share with a paid-up value of US$1,000. Preference Shares issued on conversion of Bonds will be allotted to the relevant Bondholders and immediately transferred to Xstrata plc in consideration for Xstrata plc delivering to the relevant Bondholders such number of Ordinary Shares as is determined by dividing the paid-up value of each Preference Share (translated into pounds sterling at the fixed exchange rate of US$1.809 = £1.00) by the Exchange Price in effect on the Conversion Date (rounded down to the nearest whole number of Ordinary Shares). The current

Exchange Price is 1527 pence per Ordinary Share converted into US dollars at the fixed exchange rate of US$1.809 = £1.00.

The terms of the Preference Shares as set out in the Articles of the Issuer and the Issuer Board Resolution (which are summarised in Condition 7(B) of the Terms and Conditions of the Bonds as set out in the listing particulars published by Xstrata Capital Corporation A.V.V. and Xstrata plc on 12 October 2006 (the "Listing Particulars")) require an adjustment to be made to the Exchange Price if:

- Xstrata plc pays or makes a Capital Distribution to Shareholders as further described in the Articles of the Issuer and the Issuer Board Resolution and summarised in Condition 7(B)(iii) of the Terms and Conditions of the Bonds as set out in the Listing Particulars; and
- Xstrata plc issues Ordinary Shares to Shareholders as a class by way of rights at a price per Ordinary Share that is less than 95 per cent. of the Current Market Price per Ordinary Share as further described in the Articles of the Issuer and the Issuer Board Resolution and summarised in Condition 7(B)(iv) of the Terms and Conditions of the Bonds as set out in the Listing Particulars.

As the adjustments to the Exchange Price required as a consequence of the payment of the Capital Distributions in aggregate would have resulted in an adjustment of less than one per cent. of the Exchange Price, no adjustment was required to be made to the Exchange Price as permitted by the terms of the Preference Shares as set out in the Articles of the Issuer and the Issuer Board Resolution (which are summarised in Condition 7(B) of the Terms and Conditions of the Bonds as set out in the Listing Particulars). These adjustments were carried forward but will now be taken into account together with the adjustment being made in respect of the Rights Issue.

From and including the date of this announcement, being the first date on which the Ordinary Shares traded "ex-rights" on the London Stock Exchange, the Exchange Price was adjusted to *807 pence* per Ordinary Share converted into US dollars at the fixed exchange rate of US$1.809 = £1.00. All other Terms and Conditions of the Bonds remain unchanged.

The Exchange Price as adjusted applies to all Bonds for which the Conversion Date occurs on or after the date of this announcement.

**Defined Terms**

All words and terms that are capitalised herein shall have the same meaning as set out in the Terms and Conditions of the Bonds.

**Trustee**
Law Debenture Trustees Limited
Fifth Floor, 100 Wood Street
London EC2V 7EX
United Kingdom

**Principal Paying, Transfer, Conversion and Exchange Agent**
Citibank, N.A.

**Registrar and Paying, Transfer, Conversion and Exchange Agent**
Citigroup Global Markets Deutschland AG

| | |
|---|---|
| Citigroup Centre<br>Canary Wharf<br>London E14 5LB<br>United Kingdom | & Co. KgaA<br>Reuterweg 16<br>60323<br>Frankfurt am Main<br>Germany |

ends

Xstrata contacts

| Claire Divver | | Richard Elliston | |
|---|---|---|---|
| Telephone | +44 20 7968 2871 | Telephone | +44 20 7968 2885 |
| Mobile | +44 7785 964 340 | Mobile | +44 7759 924 576 |
| Email | cdivver@xstrata.com | Email | relliston@xstrata.com |

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

The following announcements relate to the vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan on 26 February 2007 and 26 February 2008, which were deferred for two and one years respectively. As the vesting of the awards coincided with Xstrata's rights issue, all deferred share awards will be held by the Trustee of the Xstrata Executive Committee Bonus Plan and will be released on 18 March 2009, the date on which dealings commence in new shares, fully paid.

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Santiago Zaldumbide

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2007 and 2008.

**8. Number of shares vesting**
Series 2007 – 23,185
Series 2008 – 18,762

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.004%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**
Series 2007 – 26 February 2007
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**

| | | | | |
|---|---|---|---|---|
| Richard Elliston | | | Claire Divver | |
| Telephone | 020 7968 2885 | | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | | Email | cdivver@xstrata.com |

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Peter Freyberg

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2008.

**8. Number of shares vesting**
Series 2008 – 8,529

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.001%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**

Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Peet Nienaber

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2007 and Series 2008.

**8. Number of shares vesting**
Series 2007 – 9,050

Series 2008 – 6,159

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.002%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**
Series 2007 – 26 February 2007
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**


| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com


**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Ian Pearce

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2008.

**8. Number of shares vesting**
Series 2008 – 10,779

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.001%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Charlie Sartain

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2007 and Series 2008.

**8. Number of shares vesting**
Series 2007 – 15,430
Series 2008 – 14,409

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.003%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**
Series 2007 – 26 February 2007
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

**www.xstrata.com**

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

**1. Name of the issuer**

Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Mick Davis

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2007 and 2008.

**8. Number of shares vesting**
Series 2007 – 41,664
Series 2008 – 31,109

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.007%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**
Series 2007 – 26 February 2007
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**

Xstrata File
Number 82-34660

3 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Trevor Reid

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2007 and 2008.

**8. Number of shares vesting**
Series 2007 – 19,611
Series 2008 – 14,509

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.003%

**10. Closing Price per share on 26 February 2009**
£6.54 per share

**11. Date of grant**
Series 2007 – 26 February 2007
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**

Richard Elliston　　　　Claire Divver

| | | | |
|---|---|---|---|
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Benny Levene

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2008.

**8. Number of shares vesting**
Series 2008 – 9,329

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.001%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**


| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com


**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Thras Moraitis

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

**6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

**7. State the nature of the transaction**
The vesting of conditional shares in respect of deferred bonus awards granted under the Xstrata Executive Committee Bonus Plan Series 2008.

**8. Number of shares vesting**
Series 2008 – 9,898

**9. Percentage of issued ordinary share capital as of 26 February 2009**
0.001%

**10. Closing Price per share on 26 February 2009**
£6.54

**11. Date of grant**
Series 2008 – 26 February 2008

**12. Date issuer informed of transaction**
27 February 2009

**13. Name of contact and telephone number for queries**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

**www.xstrata.com**

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
3 March 2009

END

Xstrata File
Number 82-34660

xstrata



**NEWS RELEASE**

# CHANGES TO XSTRATA PLC BOARD

Zug, 3 March 2009

Peter Hooley has been invited to join the Xstrata plc Board as an independent non-executive director and will be proposed by the Board for election by shareholders at the annual general meeting on 5 May 2009. Mr Hooley has agreed to act as an independent external consultant to the Board with effect from 2 March 2009 until the annual general meeting.

Until 2006, Mr Hooley was Group Finance Director of Smith & Nephew plc, a global medical devices business, listed on the FTSE100 index. He was previously Group Financial Controller of BICC plc. Since 2002, he has been a non-executive director of Cobham plc, the aerospace and defence group and is Chairman of its Audit Committee. He is also a director and chairman of BSN medical, a medical textiles business and from 1997 to 2000 was a non-executive director of Powell Duffryn plc.

Robert MacDonnell has indicated that he intends to retire from the Xstrata plc Board and will not stand for re-election as an independent non-executive director at the next annual general meeting. Mr MacDonnell has served as a director of Xstrata plc since its initial public offering and before that was a non-executive director of the former Swiss company, Xstrata AG.

Willy Strothotte, Xstrata plc Chairman, said; "During his tenure, Robert MacDonnell has overseen the significant growth of Xstrata into a global mining major and I thank him on behalf of Xstrata's management and Board for the contribution he has made to Xstrata's development over the past several years.

"We are delighted that Peter Hooley has accepted our invitation to join the Board, subject to shareholders' approval. With his extensive financial markets experience and a strong track record of creating shareholder value, the Board is confident that Mr Hooley will add significant value to Xstrata. I look forward to working with him and my fellow Board directors in achieving our commitment to Xstrata's long-term strategy of growth and diversification in pursuit of value."

*Ends*

**Xstrata contacts**


| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

**www.xstrata.com**

xstrata
copper
recycling

# XSTRATA RECYCLING RECEIVES INTEL'S PRESTIGIOUS SUPPLIER CONTINUOUS QUALITY IMPROVEMENT AWARD

**San Jose, California, March 4, 2009** - Xstrata Recycling has received Intel Corporation's Preferred Quality Supplier (PQS) award recognizing its significant contributions to Intel in 2008. Xstrata supplies Intel with high value inventory component scrap processing, deemed essential to Intel's success. Xstrata and 25 additional suppliers are recognized as 2008 PQS award winners.

"Xstrata Recycling is very pleased to be recognized by Intel for our efforts in providing a high level of service to Intel" said Sean Magann, Commercial Manager for Xstrata Recycling. "Intel and Xstrata share a similar dedication to sustainable development and it is a pleasure working with Intel to address the challenges that accompany a comprehensive and world-class global recycling program."

"Congratulations to Xstrata Recycling for achieving Intel's PQS award. Intel is extremely pleased with Xstrata's services, providing value-added improvements to Intel's high-value inventory scrap management program worldwide. We appreciate their continued commitment to quality and excellent responsiveness to our needs. Xstrata has clearly demonstrated their commitment to Intel's environmental, health and safety performance and we look forward to even stronger program results this year," said Kim Barnes, Manager, Intel Resale Corporation.

The PQS awards are part of Intel's Supplier Continuous Quality Improvement (SCQI) process that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, delivery, technology and responsiveness goals. Suppliers must also manage and deliver on a challenging improvement plan and a quality systems assessment. Intel also will recognize PQS award winners today with an advertisement in the U.S., Europe and Asian editions of the Wall Street Journal.

**About Xstrata Plc and Xstrata Recycling**

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders.

Managed by Xstrata Copper's Canada Division, Xstrata Recycling is a world leader in the recycling of complex copper and precious metals materials including electronics. A wide range of material types from over 18 countries makes up the feed stream for Xstrata's North America recycling operations. Xstrata Recycling has offices in North America, Europe and Asia.

CONTACT: Louis-Philippe Gariépy
Manager, Corporate Affairs
Xstrata Copper Canada
+1 (514) 645-2311, x.2162

Xstrata File
Number 82-34660

xstrata
coal

**NEWS RELEASE**

# EXTENSION TO PRODECO PORT LICENCE

Sydney, 10 March 2009

Prodeco, Xstrata Coal's wholly-owned, world-class thermal coal operation in Colombia, has received authorisation from the Colombian government to operate its proprietary port at Santa Marta, Puerto Zuñiga, for a further 12 months.

Prodeco is a member of a consortium of coal companies which will construct Puerto Nuevo, a new, multi-user, direct ship-loading port facility at Cienaga. Early stage technical work has recently commenced at Puerto Nuevo. The port is currently expected to be completed at the end of 2012. As part of the authorisation to continue operating at Puerto Zuñiga, the Colombian government will review progress in constructing Puerto Nuevo on a rolling six-monthly basis.

Xstrata Coal recently acquired Prodeco from Glencore International AG for $2 billion. The acquisition completed on 3 March 2009.

*Ends*


| **Xstrata Coal** | | **Xstrata** | |
|---|---|---|---|
| James Rickards | | Claire Divver | |
| Telephone: | +61 2 9253 6789 | Telephone: | +44 20 7968 2871 |
| Mobile: | +61 419 731 371 | Mobile: | +44 7785 964 340 |
| Email: | jrickards@xstratacoal.com.au | Email: | cdivver@xstrata.com |

www.xstrata.com


**About Prodeco**

The Prodeco coal operations comprise high-grade thermal coal mining operations and associated infrastructure in Colombia. With a saleable reserve base of in excess of 250 million tonnes, Prodeco consists of two open pit coal mining operations (the Calenturitas and La Jagua complexes), export port facilities at Puerto Zuñiga in the town of Santa Marta on the Caribbean coast of Colombia, a 39.8% share in a railway linking Calenturitas and Puerto Zuñiga and proprietary rolling stock.

**About Xstrata Coal**

Xstrata Coal is the world's largest exporter of thermal coal and one of the largest producers of hard coking coal. Headquartered in Sydney, Xstrata Coal has interests in more than 30 operating coal mines throughout Australia, South Africa and the Americas.

Xstrata File
Number 82-34660



**THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.**

Zug, 17 March 2009

**NEWS RELEASE**

# 99.42 PER CENT ACCEPTANCE OF XSTRATA'S RIGHTS ISSUE

Xstrata announces that the 2 for 1 Rights Issue of 1,955,341,080 New Shares at £2.10 per New Share closed for acceptances at 11.00 a.m. London time on 17 March 2009.

The Company received valid acceptances in respect of 1,944,012,662 New Shares, representing approximately 99.42% of the total number of New Shares offered to Shareholders pursuant to the fully underwritten Rights Issue.

It is expected that the New Shares in uncertificated form will be credited to CREST accounts on Wednesday 18 March 2009, and that definitive share certificates in respect of New Shares in certificated form will be dispatched to shareholders by Wednesday 25 March 2009.

It is expected that the New Shares will commence trading fully paid on the London Stock Exchange's main market for listed securities and on the SIX Swiss Exchange on 18 March 2009.

In accordance with their underwriting obligations in respect of the Rights Issue, Deutsche Bank and J.P. Morgan Cazenove will be seeking subscribers for the remaining 11,328,418 New Shares.

*Ends*

---


**Contacts**

**Xstrata**
Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340

**Aura Financial**
Michael Oke
Telephone +44 20 7321 0000
Mobile +44 7834 368 299

| | | | |
|---|---|---|---|
| Email | cdivver@xstrata.com | Email | Michael@aura-financial.com |

| | | | |
|---|---|---|---|
| **Deutsche Bank** | | **J.P. Morgan Cazenove** | |
| Brett Olsher | | Ian Hannam | |
| Charlie Foreman | | Neil Passmore | |
| Toby Clark | | James Taylor | |
| Telephone | +44 20 7545 8000 | Telephone | +44 20 7588 2828 |

*Deutsche Bank, J.P. Morgan Cazenove and J.P. Morgan Securities Ltd. are each authorised and regulated by the Financial Services Authority in the UK and are acting for Xstrata and no one else in connection with the Rights Issue and will not be responsible to anyone other than Xstrata for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue.*

*Deutsche Bank, J.P. Morgan Cazenove and J.P. Morgan Securities Ltd. (the "Banks") and/or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Xstrata Group's debt facilities.*

*No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Xstrata or any of the Banks. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Xstrata Group since the date of this announcement or that the information in it is correct as at any subsequent date.*

*The information contained herein is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part in, into or from the United States, Canada, Australia, Japan or South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.*

*This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The New Shares, have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.*

*Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.*

*This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.*

*The address of Deutsche Bank is Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. The address of J.P. Morgan Cazenove is 20 Moorgate, London, EC2R 6DA, United Kingdom. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.*

Xstrata File
Number 82-34660

xstrata

SEC Mail Processing
Section

APR 27 2009

Washington, DC
110

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Santiago Zaldumbide

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transaction**

(i) Grant of 836,900 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 251,070 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

(The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.)

(iii) Grant of 375,410 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

(iv) Vesting of 35,140 contingent share awards granted under the Xstrata Long Term Incentive Plan on 10 March 2006.

**8. Dates of grants and vesting**
12 March 2009 except 7 (iv) above which was on 11 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities**
Peter Freyberg

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with a person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transaction**

(i) Grant of 557,769 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 167,331 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

(The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.)

(iii) Grant of 181,996 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

(iv) Vesting of 11,690 contingent share awards granted under the Xstrata Long Term Incentive Plan on 10 March 2006.

**8. Date of grants and vesting**
12 March 2009 except 7 (iv) above which was on 11 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**


| Richard Elliston | | Claire Divver | |
|---|---|---|---|
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com


**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Peet Nienaber

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with a person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transaction**

(i) Grant of 262,787 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 78,836 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

(The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.)

(iii) Grant of 107,589 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

(iv) Vesting of 16,597 contingent share awards granted under the Xstrata Long Term Incentive Plan on 10 March 2006.

**8. Date of grants and vesting**
12 March 2009 except 7 (iv) above which was on 11 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

**www.xstrata.com**

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities**
Ian Pearce

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**

Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transaction**

(i) Grant of 477,731 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 143,319 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 172,091 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

**8. Date of grants and vesting**
12 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

**www.xstrata.com**

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities**
Charlie Sartain

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with a person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transaction**

(i) Grant of 671,389 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 201,417 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

> (The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.)

(iii) Grant of 210,307 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

(iv) Vesting of 25,205 contingent share awards granted under the Xstrata Long Term Incentive Plan on 10 March 2006.

**8. Date of grants and vesting**
12 March 2009 except 7 (iv) above which was on 11 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

**www.xstrata.com**

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**

Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of director/person discharging managerial responsibilities**
Mick Davis

**4. State whether notification relates to a person connected with the director/person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with the director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transaction**
Grant of 560,119 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

**8. Date of grant**
12 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

**www.xstrata.com**

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities / director**
Trevor Reid

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3**
Notification relates to Trevor Reid, a director, and his wife Sandra Reid, a connected person

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of holdings of the persons referred to in 4 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transactions**

(i) Grant of 844,595 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 253,378 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

> (The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.)

(iii) Grant of 280,060 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

(iv) Vesting of 35,336 contingent share awards granted under the Xstrata Long Term Incentive Plan on 10 March 2006.

(v) Transfer by Trevor Reid to Sandra Reid, by way of gift, of his interest in 98,756 shares comprising (a) 34,120 deferred bonus shares which vested on 26 February 2009 and 29,301 shares allotted following a take up of rights in respect of such shares, under the terms of the Rights Issue Prospectus dated 2 February 2009, and (b) 35,336 share awards described in 7 (iv) above.

(vi) Sale of 98,756 shares by Sandra Reid to a discretionary trust of which Trevor Reid, Sandra Reid and other connected persons of Trevor Reid are beneficiaries.

**8. Price per share or value of transaction**
Shares described in 7 (v) above were gifted for nil consideration.
Shares described in 7 (vi) above were sold for £3.96 per share.

**9. Date of grant, vesting and transfers**
Transactions (i) to (iii) on 12 March 2009
Transaction (iv) on 11 March 2009
Transactions (v) and (vi) on 18 March 2009

**10. Date issuer informed of transaction**
18 March 2009

**11. Name of contact and telephone number for queries**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities**
Benny Levene

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with a person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

**7. State the nature of the transaction**

(i) Grant of 468,526 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 140,558 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

> (The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.)

(iii) Grant of 152,877 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

(iv) Vesting of 10,960 contingent share awards granted under the Xstrata Long Term Incentive Plan on 10 March 2006.

**8. Date of grants and vesting**
12 March 2009 except 7 (iv) above which was on 11 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

**www.xstrata.com**

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities**
Thras Moraitis

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 ("shares") each in Xstrata plc

**7. State the nature of the transaction**

(i) Grant of 464,527 share options under the Xstrata Long Term Incentive Plan at an option price of £3.34 per share, exercisable between 12 March 2012 and 12 March 2019.

(ii) Grant of 139,358 shares under the Xstrata Long Term Incentive Plan vesting on 12 March 2012.

(The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.)

(iii) Grant of 151,232 shares under the Xstrata Annual Bonus Plan, deferred until 2 March 2010.

(iv) Vesting of 11,514 contingent share awards granted under the Xstrata Long Term Incentive Plan on 10 March 2006.

**8. Date of grants and vesting**
12 March 2009 except 7 (iv) above which was on 11 March 2009

**9. Date issuer informed of transaction**
17 March 2009

**10. Name of contact and telephone number for queries**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
18 March 2009

END

Xstrata File
Number 82-34660



xstrata

**THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.**

Zug, 19 March 2009

**NEWS RELEASE**

# SALE OF RIGHTS ISSUE RUMP

Xstrata announced previously that it had received valid acceptances in respect of 1,944,012,662 New Shares, representing approximately 99.42% of the total number of New Shares offered to Shareholders pursuant to the fully underwritten Rights Issue announced by the Company on 29 January 2009.

Xstrata confirms that Deutsche Bank and J.P. Morgan Cazenove have procured purchasers for the remaining 11,328,418 New Shares for which valid acceptances were not received at an average price of £3.9365 per New Share.

The net proceeds, after deduction of the Issue Price of £2.10 per New Share and the expenses of procuring purchasers (including any applicable brokerage fees and commissions and amounts in respect of value added tax), will, save for amounts less than £5.00, be paid to those persons whose rights have lapsed in accordance with the terms of the Rights Issue, *pro rata*, to their lapsed provisional allotments.

*Ends*

---

**Contacts**

**Xstrata**
Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

**Aura Financial**
Michael Oke
Telephone +44 20 7321 0000
Mobile +44 7834 368 299
Email Michael@aura-financial.com

**Deutsche Bank**
Brett Olsher
Charlie Foreman
Toby Clark
Telephone +44 20 7545 8000

**J.P. Morgan Cazenove**
Ian Hannam
Neil Passmore
James Taylor
Telephone +44 20 7588 2828

*Deutsche Bank, J.P. Morgan Cazenove and J.P. Morgan Securities Ltd. are each authorised and regulated by the Financial Services Authority in the UK and are acting for Xstrata and no one else in connection with the Rights Issue and will not be responsible to anyone other than Xstrata for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue.*

*Deutsche Bank, J.P. Morgan Cazenove and J.P. Morgan Securities Ltd. (the "Banks") and/or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Xstrata Group. In addition, affiliates of the Banks are lenders under certain of the Xstrata Group's debt facilities.*

*No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Xstrata or any of the Banks. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Xstrata Group since the date of this announcement or that the information in it is correct as at any subsequent date.*

*The information contained herein is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part in, into or from the United States, Canada, Australia, Japan or South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.*

*This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The New Shares, have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.*

*Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.*

*This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.*

*The address of Deutsche Bank is Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. The address of J.P. Morgan Cazenove is 20 Moorgate, London, EC2R 6DA, United Kingdom. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.*

Xstrata File
Number 82-34660

xstrata

SEC Mail Processing
Section

APR 27 2009

Washington, DC
110

**ANNUAL REPORT AND**
**NOTICE OF ANNUAL GENERAL MEETING**

Zug, 20 March 2009

Two copies of each of the documents listed below have been submitted to the Financial Services Authority and will shortly be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Documents submitted:

Xstrata plc (the "Company") Annual Report 2008
Notice of Annual General Meeting of the Company to be held on 5 May 2009
Proxy Form

Copies of the above documents are also available on the Company's website: www.xstrata.com

*ends*

---


Xstrata contacts

| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | +44 20 7968 2885 | Telephone | +44 20 7968 2871 |
| Mobile | +44 7759 924 576 | Mobile | +44 7785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

Share price: XTA.L GBp 576.00 (9.92%)

Xstrata File Number 82-34660

xstrata entre / regulatory announcements

ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

# Directors and PDMR Shareholding

Zug, 20 March 2009

**DIRECTORS AND PDMR SHAREHOLDINGS**

Following completion of the Rights Issue launched by Xstrata plc ("Xstrata"), and the issue and allotment of new ordinary shares of US$0.50 each in Xstrata ("Shares") on 18 March 2009, Xstrata was notified by the directors and persons discharging managerial responsibilities ("PDMRs") listed in the table below that they had taken up rights to acquire Shares at a price of £2.10 per Share, in accordance with the terms of the Rights Issue Prospectus dated 2 February 2009.

Following the take up of rights, the total number of Shares held by or on behalf of directors and PDMRs, or in which they have an interest, is set out in column (3) of the table below.

| (1) Name of director | (2) Rights taken up | (3) Total number of shares |
|---|---|---|
| Mick Davis | 891,396 | 1,378,658 |
| Paul Hazen | 476,426 | 714,639 |
| Claude Lamoureux | 18,000 | 27,000 |
| Robert MacDonnell | 609,120 | 913,680 |
| Trevor Reid | 136,827 | 260,046 |
| David Rough | 26,000 | 39,000 |
| Ian Strachan | 28,732 | 43,098 |
| Santiago Zaldumbide | 36,022 | 113,108 |
| Name of PDMR | | |
| Peter Freyberg | 17,058 | 37,277 |
| Benny Levene | 18,658 | 38,947 |
| Thras Moraitis | 31,528 | 64,454 |
| Peet Nienaber | 198,712 | 305,066 |
| Ian Pearce | 29,456 | 44,184 |
| Charlie Sartain | 59,678 | 89,517 |

This announcement is made in accordance with Rule 3.1.4. of the Disclosure and Transparency Rules.

**Xstrata contacts**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660

Share price: XTA.L GBp 576.00 (9.92%)

xstrata

www.xstrata.com



Xstrata Plc. Registered in England, Company No: 04345939

Registered office: 4th Floor, 25/27 Haymarket, London, SW1Y 4EN

Xstrata File
Number 82-34660



xstrata

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS**

**1. Name of the issuer**
Xstrata plc

**2. State whether the notification relates to**
**(i) a transaction notified in accordance with DTR 3.1.2R; or**
**(ii) a disclosure made in accordance with section 793 of the Companies Act 2006**
Notification relates to a transaction notified in accordance with DTR 3.1.2R

**3. Name of person discharging managerial responsibilities**
Peet Nienaber

**4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3**
Notification does not relate to a person connected with a person discharging managerial responsibilities

**5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

**6. Description of shares (including class)**
Ordinary shares of US$0.50 each in Xstrata plc

**7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
K.B. (C.I.) Nominees Limited

**8. State the nature of the transaction**
The sale of 9,599 shares

**9. Price per share**
£4.30

**10. Date and place of transaction**
London - 19 March 2009

**11. Date issuer informed of transaction**
23 March 2009

**12. Name of contact and telephone number for queries**


| | | | |
|---|---|---|---|
| Richard Elliston | | Claire Divver | |
| Telephone | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

Xstrata File
Number 82-34660

xstrata

**Name of duly authorised officer of issuer responsible for making notification**
Richard P Elliston

**Date of Notification**
24 March 2009

Xstrata File Number 82-34660

Share price: XTA.L GBp 576.00 (9.92%)

entre / regulatory announcements

xstrata ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

# Total voting rights

Zug, 31 March 2009

In conformity with the FSA's Disclosure and Transparency Rules, Xstrata plc ("Xstrata") hereby announces the following:

As a result of Xstrata's 2 for 1 Rights Issue of 1,955,341,080 New Shares, Xstrata's issued ordinary share capital consists of 2,933,011,620 shares of US$0.50 each. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Xstrata. Xstrata does not hold any ordinary shares in treasury.

The above figure of 2,933,011,620 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Xstrata under the FSA's Disclosure and Transparency Rules.

**Xstrata contacts**

Richard Elliston
Telephone 020 7968 28851
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

MOUNT ISA
MINES

**MEDIA STATEMENT**
**Steve de Kruijff, Chief Operating Officer, Xstrata Copper North Queensland**

## STATEMENT REGARDING THE RELEASE OF THE 2007/08 NATIONAL POLLUTANT INVENTORY (NPI) RESULTS

**Mount Isa, 31 March 2009**

Xstrata Mount Isa Mines reports its emissions annually to the National Pollutant Inventory (NPI), an initiative of the Federal Department of Environment, Water, Heritage and the Arts.

The NPI contains information relating to the emission of 93 substances from industrial facilities and diffuse (non-industrial) sources.

As the largest mining and processing facility in Australia, Xstrata Mount Isa Mines is committed to sustainably managing our operations, said Chief Operating Officer, Xstrata Copper North Queensland, Mr Steve de Kruijff.

"Xstrata Mount Isa Mines has a significant operational footprint which is comparable to the sum of multiple individual mines and industrial facilities listed on the NPI

"In the 2007/08 NPI results released today, we reported fewer emissions for four of the six substances for which where we are the top emitter.

"Xstrata has achieved significant reductions in recent years and we are continually working on making further improvements.

"The environmental improvements we have introduced have resulted in positive outcomes such as a 77% reduction in sulphur dioxide emissions at the copper smelter since 2000 with the introduction of the acid plant and a 33% reduction in sulphur dioxide emissions at the lead smelter over the same period," he said.

Xstrata Mount Isa Mines' NPI data represents an operational footprint comprising an open cut mine, an underground mine, two smelters, two concentrators, a filter plant, multiple engineering and maintenance facilities, warehouses and supply depots, rock quarries and tailings dams.

"The NPI is an estimation of the emissions on-site, it does not measure emissions in the community," Mr de Kruijff said.

"Our Air Quality Control Centre plays an important role in monitoring and controlling emissions in the Mount Isa community.

"In fact, Mount Isa has the most intensive air quality monitoring system of any city in Australia and our smelters are shut down when emissions are approaching regulated limits.

"Xstrata Mount Isa Mines continues to operate within the licensed limits set by the Queensland Environmental Protection Agency (EPA) and we are working with them to implement upcoming changes to our environmental regulation," he said

Since acquiring the mine in mid-2003, Xstrata has spent over $200 million on more than 80 environmental improvements.

"The health and safety of our workers and the Mount Isa community is our highest priority," Mr de Kruijff said.

"That is why we have commissioned an independent, *Lead Pathways Study,* that will be peer reviewed, to examine the potential pathways of lead into the community through land, water and air and any potential risk to human and ecological health.

"The preliminary findings from phase one (land) were publicly released in late 2007. As a result of these findings we completed the second stage of the Leichhardt River Remediation Project in June 2008 at a cost of around $1.5 million.

"We continue to update the Mount Isa community on the study's progress through our sustainability reports and community information sessions.

"Mount Isa is a highly mineralised area and Mount Isa Mines has been working with local and State Government for more than 15 years to raise community awareness about living safely with lead.

"We are also a founding member of the Living with Lead Alliance which is working to provide Mount Isa residents with information to assist them to stay healthy in an environment which has high levels of naturally occurring minerals such as lead.

"I've lived in Mount Isa most of my life and raised my family there. I wouldn't do that if I didn't think it was safe," Mr de Kruijff said.

*Ends*

**XSTRATA CONTACTS**

**Sue Sara**
General Manager Corporate Affairs
Queensland, Xstrata Copper
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

**Melanie Edgar**
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

**www.xstrata.com**

**ABOUT XSTRATA PLC**

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

**ABOUT XSTRATA COPPER**

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

**ABOUT XSTRATA ZINC**

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.
Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata File
Number 82-34660

Metallurgical Site

SEC Mail Processing
Section

APR 2 / 2009

Washington, DC
110

**MEDIA RELEASE**

**KIDD METALLURGICAL SITE TO REDUCE PRODUCTION IN RESPONSE TO WEAK SULPHURIC ACID DEMAND**

**Timmins, Ontario – Tuesday, March 31, 2009 –** The significant drop in demand for sulphuric acid is forcing the Kidd Metallurgical site to reduce production levels. Effective April 13th, the site's copper smelter will be shut down for an eight-week period. The site's Concentrator and Zinc operations will continue to operate normally.

"Since January, we have experienced a significant drop in sales of sulphuric acid, due to weak demand. An ongoing negative outlook on sales requires that we adjust our operating plans to further reduce our acid production to meet this current reality. This situation is beyond our control and we will make all possible efforts to mitigate potential impacts on our 175 employees working at the copper operations," said Thompson Hickey, General Manager of the Kidd Metallurgical site.

Xstrata Copper Canada's management team has taken great care to look at all the potential solutions to this issue to minimize the impacts of this situation on its employees and the local communities in which we operate. During this shutdown, some employees will be required to take their 2009 vacations in accordance with the collective agreement. In addition, many will be offered opportunities to replace contractors working in the other plants at the site.

"Though these are challenging times, we will continue to operate our facilities safely and responsibly, in strict compliance with our Sustainable Development Policy. We do not expect this shutdown to last longer than eight weeks and we look forward to returning to normal production levels," added Thompson Hickey.

About sulphuric acid

Sulphuric acid is a necessary by-product of smelting concentrate. Sound environmental practices and provincial regulations limit the discharge of sulphur into the air in the form of sulphur dioxide. Xstrata and other smelters capture the sulphur dioxide gas and convert it to sulphuric acid, which can then be transported by rail, truck or marine vessels to customers in North America. Sulphuric acid is highly corrosive and must be stored in specially designed tanks, with specific equipment and following strict procedures.

*Ends*

**Media contact**
Louis-Philippe Gariépy
Manager, Corporate Affairs
T: +1 (514) 645-2311, ext. 2162
E: lpgariepy@xstratacopper.ca

Notes for Editors

## ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. Its world-class portfolio of six copper development projects provides the potential to double annual production through organic growth.

## ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

## ABOUT KIDD OPERATIONS

Located in Timmins, Ontario, the Kidd Creek Operations comprise separate mining and metallurgical facilities. The Kidd Mine is focused on developing and sustaining economic mining plans for the Kidd Creek ore body, while the Kidd Metallurgical Site concentrates on becoming a competitive mineral processor and metal producer for both company-sourced and purchased feeds.

xstrata
copper

**SUPPLEMENTARY PROSPECTUS DATED 2 MARCH 2009**

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

**If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000, as amended (the "FSMA") if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.**

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares (other than ex-rights) held in certificated form before 3 March 2009 (the "ex-rights date"), please forward this Supplementary Prospectus and the Prospectus (and any Provisional Allotment Letter, if and when received) at once to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. Neither this Supplementary Prospectus nor the Prospectus nor the Provisional Allotment Letter (if and when received) should, however, be distributed, forwarded to or transmitted in, or into, any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including but not limited to, and subject to certain exceptions, the United States, Australia, Canada, Japan and South Africa. Please refer to paragraphs 7 and 8 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus if you propose to send this Supplementary Prospectus and/or the Prospectus and/or the Provisional Allotment Letter (if and when received) outside the United Kingdom. If you sell or have sold or otherwise transferred all or some of your Existing Shares (other than ex-rights) held in uncertificated form before the ex-rights date, a claim transaction will automatically be generated by Euroclear which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. If you sell or transfer or have sold or transferred only part of your holding of Existing Shares (other than ex-rights) in certificated form, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately. Instructions regarding split applications are set out in paragraph 3(f) of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus and are also set out in the Provisional Allotment Letter.

This Supplementary Prospectus is supplemental to, and must be read in conjunction with, the prospectus published by Xstrata on 2 February 2009 in respect of the Rights Issue and the Proposed Acquisition (the "Prospectus"). Save as disclosed in this Supplementary Prospectus, since the publication of the Prospectus there have been no significant new factors, material mistakes or inaccuracies relating to the information contained in the Prospectus.

To the extent there is any inconsistency between a statement in this Supplementary Prospectus and a statement in the Prospectus, the statement in this Supplementary Prospectus shall prevail.

The Company and the Directors, whose names appear in Part VI — "Directors and Senior Management of Xstrata" of the Prospectus, accept responsibility for the information contained in this Supplementary Prospectus. Having taken all reasonable care to ensure that such is the case, the information contained in this Supplementary Prospectus is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

Except as otherwise indicated, terms have the meanings ascribed to them in Part XI — "Definitions and Glossary of Technical Terms" of the Prospectus. References to times in this Supplementary Prospectus are to London time unless otherwise stated.

**You should read this Supplementary Prospectus, the Prospectus and the information incorporated by reference into this Supplementary Prospectus and the Prospectus, in their entirety, in particular the section of the Prospectus headed "Risk Factors" at pages 7 to 26 (inclusive) thereof.**

---

# Xstrata plc

*(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)*

## Supplementary Prospectus

### Proposed 2 for 1 Rights Issue of up to 1,982,508,352 New Shares at 210 pence per New Share

### Proposed Related Party Acquisition of the Prodeco Business from Glencore

---

**The distribution of this Supplementary Prospectus and/or the Prospectus and/or the Provisional Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this Supplementary Prospectus and/or the Prospectus and/or the Provisional Allotment Letter come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In particular, subject to certain exceptions, this Supplementary Prospectus, the Prospectus, the Provisional Allotment Letter and any other such documents should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada, Japan or South Africa.**

**The latest time for acceptance and payment in full of entitlements under the Rights Issue is 11.00 a.m. (London time) on 17 March 2009. The procedure for acceptance and payment is set out in Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus and, for Qualifying Non-CREST Shareholders only, is also set out in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to paragraph 4 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus.**

**The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction. The Nil Paid Rights, the Fully Paid Rights and the New Shares may not be offered, sold, taken up, exercised, resold, transferred or delivered, directly or indirectly, within the United States except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. There will be no public offer of the Nil Paid Rights, the Fully Paid Rights or the New Shares in the United States.**

The Existing Shares are listed on the Official List, admitted to trading on the London Stock Exchange's main market for listed securities and admitted to listing on the SIX. Application has been made to the Financial Services Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which the Prospectus and this Supplementary Prospectus relate to be listed on the Official List and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. Application has also been made to the Admission Board of the SIX for the New Shares (nil and fully paid) to be admitted to listing on the SIX. It is expected that Admission and Swiss Admission will become effective and that dealings in the New Shares will commence on the London Stock Exchange and on the SIX, nil paid, at 8.00 a.m. (London time) on 3 March 2009.

This Supplementary Prospectus comprises a supplementary prospectus relating to Xstrata, the offer of New Shares under the Rights Issue and Admission and has been prepared in accordance with the prospectus rules made under Part VI of the FSMA (the "Prospectus Rules") and, in particular, Prospectus Rule 3.4. This Supplementary Prospectus has been approved by the Financial Services Authority in accordance with section 85 of the FSMA. This Supplementary Prospectus will be made available to the public in accordance with the Prospectus Rules. Xstrata has requested that the Financial Services Authority provide a certificate of approval and a copy of this Supplementary Prospectus to the relevant competent authority in Ireland.

**Qualifying Shareholders holding Ordinary Shares through the SIX SIS System should contact the Swiss Bank through which they hold Ordinary Shares for details of how to participate in the Rights Issue.**

Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. are each authorised and regulated by the Financial Services Authority in the UK and are acting for Xstrata and no one else in connection with the Rights Issue and the Proposed Acquisition and will not be responsible to anyone other than Xstrata for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue, the Proposed Acquisition and/or any other matter referred to in this Supplementary Prospectus and/or the Prospectus.

Rothschild, which is authorised and regulated by the Financial Services Authority in the UK, is acting exclusively for Xstrata and Xstrata (Schweiz) AG and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Xstrata or Xstrata (Schweiz) AG for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition and/or any other matter referred to in this Supplementary Prospectus and/or the Prospectus.

In addition to this Supplementary Prospectus and the Prospectus it is expected that Qualifying Non-CREST Shareholders, other than (subject to certain exceptions) those with registered addresses or who are located in the United States, Australia, Canada, Japan or South Africa, will be sent a Provisional Allotment Letter on 2 March 2009. In addition, it is expected that Qualifying CREST Shareholders (none of whom will be sent a Provisional Allotment Letter), other than (subject to certain exceptions) those with registered addresses in the United States, Australia, Canada, Japan or South Africa, will receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 3 March 2009. The Nil Paid Rights so credited are expected to be enabled for settlement by Euroclear as soon as practicable after Admission. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this Supplementary Prospectus, the Prospectus and the Rights Issue.

None of this Supplementary Prospectus, the Prospectus, the Provisional Allotment Letter nor the crediting of Nil Paid Rights to a stock account in CREST constitutes or will constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to be issued in connection with the Rights Issue and/or to take up entitlements to Nil Paid Rights, in any jurisdiction in which such an offer or solicitation is unlawful. Except as otherwise provided for herein, neither this Supplementary Prospectus, the Prospectus nor a Provisional Allotment Letter nor the crediting of Nil Paid Rights to a stock account in CREST constitutes or forms part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States, Australia, Canada, Japan or South Africa. Subject to certain exceptions, Provisional Allotment Letters will not be posted to any person in the United States, Australia, Canada, Japan or South Africa nor will Nil Paid Rights be credited to any stock account in CREST with a registered address in the United States, Australia, Canada, Japan or South Africa. The attention of Overseas Shareholders and other recipients of this Supplementary Prospectus, the Prospectus and/or the Provisional Allotment Letter who are residents or citizens of any country other than the United Kingdom or who have a contractual or other obligation to forward this Supplementary Prospectus, the Prospectus and/or the Provisional Allotment Letter to a jurisdiction outside the United Kingdom is drawn to paragraphs 7 and 8 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus.

The contents of this Supplementary Prospectus should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for advice.

Any reproduction or distribution of this Supplementary Prospectus in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the New Shares, the Nil Paid Rights or the Fully Paid Rights is prohibited. Each offeree of the New Shares, the Nil Paid Rights or the Fully Paid Rights by accepting delivery of this Supplementary Prospectus or otherwise accessing this Supplementary Prospectus agrees to the foregoing.

## NOTICE TO US INVESTORS

For the Rights Issue, Xstrata is relying upon exemptions from registration under US securities laws for an offer that does not involve a public offering in the United States. Deutsche Bank and JPMorgan Cazenove may arrange for the offer of New Shares not taken up in the Rights Issue in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Shares, the Nil Paid Rights and the Fully Paid Rights offered and sold outside the United States are being offered and sold in reliance on Regulation S. In addition, until 40 days after the latter of the commencement of the Rights Issue or the procurement of subscribers of those New Shares not taken up by Deutsche Bank and JPMorgan Cazenove, an offer, sale or transfer of the Nil Paid Rights, the Fully Paid Rights or the New Shares within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the SEC, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights or the Fully Paid Rights or the accuracy or adequacy of this Supplementary Prospectus, the Prospectus or the Provisional Allotment Letter. Any representation to the contrary is a criminal offence in the United States.

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, transferred or delivered, directly or indirectly, within the United States absent registration under the Securities Act, or an applicable exemption from the registration requirements of the Securities Act, and in compliance with state securities laws.

Except as otherwise provided for herein, none of this Supplementary Prospectus, the Prospectus, the Provisional Allotment Letter nor the crediting of Nil Paid Rights to a stock account in CREST constitutes or forms part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States. If you are in the United States, you may not exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby unless you are a QIB. In addition, in order to exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby you must sign and deliver an investor letter, substantially in the form described under paragraph 7(d) of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus.

If you sign such an investor letter, you will be, amongst other things:

- representing that you and any account for which you are acquiring the New Shares, the Nil Paid Rights or the Fully Paid Rights are a QIB;
- agreeing not to reoffer, sell, pledge or otherwise transfer the New Shares, the Nil Paid Rights or the Fully Paid Rights, except:
    - in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act;
    - to another QIB in accordance with Rule 144A under the Securities Act (if available); or
    - pursuant to Rule 144 under the Securities Act (if available), and in compliance with any applicable securities laws of any state or other jurisdiction of the United States; and
- agreeing not to deposit any New Shares, the Nil Paid Rights or the Fully Paid Rights into any unrestricted depositary facility established or maintained by a depositary bank, unless they have been registered pursuant to an effective registration statement under the Securities Act.

No representation has been, or will be, made by Xstrata or the Banks as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, sale, pledge or transfer of the New Shares, the Nil Paid Rights or the Fully Paid Rights.

Any envelope containing a Provisional Allotment Letter and post-marked from the United States will not be accepted unless it contains a duly executed investor letter in the appropriate form as described in paragraph 7(d) of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus. Similarly, any Provisional Allotment Letter in which the exercising holder requests New Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Any payments received in respect of Provisional Allotment Letters that do not meet the foregoing criteria will be returned without interest.

**NOTICE TO NEW HAMPSHIRE RESIDENTS**

**NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENCED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE OR NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.**

# TABLE OF CONTENTS

# Supplementary Summary

This document (the "Supplementary Prospectus") is supplemental to, and should be read in conjunction with, the Prospectus.

Following the publication of the Prospectus on 2 February 2009, on 2 March 2009 the Board of Directors approved (a) the group financial statements for the year ended 31 December 2008 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes (the "Group Financial Statements"), and (b) the parent company financial statements of Xstrata for the year ended 31 December 2008 which comprise the balance sheet and the related notes (the "Company Financial Statements" and, together with the Group Financial Statements, the "Financial Statements"). Ernst & Young LLP have audited the Group Financial Statements and the Company Financial Statements and have issued independent audit reports dated 2 March 2009 in relation thereto. Xstrata and the Directors regard the audited Financial Statements and, specifically, the notes thereto and the audited Company Financial Statements, to be significant new factors relating to the information contained in the Prospectus and, accordingly, have prepared and published this Supplementary Prospectus in accordance with section 87G of the FSMA, the Prospectus Rules and the Listing Rules. Save as disclosed in this Supplementary Prospectus, there is no other information that is required to be disclosed in this Supplementary Prospectus pursuant to section 87G of the FSMA.

The summary below supplements the paragraph entitled "Selected IFRS financial information on the Xstrata Group" of the "Summary" section of the Prospectus.

## Selected audited IFRS financial information on the Xstrata Group

The financial information set out below has been extracted without material amendment from (i) sections A and B of Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Financial Information on the Xstrata Group" of the Prospectus in respect of the financial information presented for the years ended 31 December 2005, 2006 and 2007 and the six months ended 30 June 2007 and 2008, and (ii) section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" of this Supplementary Prospectus in respect of the financial information presented for the year ended 31 December 2008, in each case where it is shown with important notes describing certain of the line items.

**Supplementary Summary**

| | Year ended 31 December | | | Six months ended 30 June | | Year ended 31 December |
|---|---|---|---|---|---|---|
| | 2005 | 2006 (audited) | 2007 | 2007 | 2008 (unaudited) | 2008 (audited) |
| | *(in US$ millions, except as otherwise stated)* | | | | | |
| Revenue | 8,050 | 17,632 | 28,542 | 14,232 | 16,092 | 27,952 |
| EBITDA (before exceptional items) | 3,103 | 7,107 | 10,888 | 5,687 | 5,694 | 9,657 |
| EBITDA | 3,093 | 7,136 | 11,138 | 5,938 | 5,619 | 9,424 |
| EBIT (before exceptional items) | 2,520 | 5,863 | 8,792 | 4,671 | 4,513 | 7,261 |
| EBIT | 2,510 | 4,514 | 9,042 | 4,922 | 4,438 | 6,054 |
| Profit before taxation | 2,462 | 3,915 | 8,127 | 4,466 | 4,031 | 5,168 |
| Attributable profit (before exceptional items) | 1,660 | 3,350 | 5,424 | 2,769 | 2,829 | 4,698 |
| Profit attributable to equity holders of parent | 1,706 | 1,947 | 5,543 | 3,002 | 2,753 | 3,595 |
| Earning per share (US$) (before exceptional items) | 2.71 | 4.34 | 5.66 | 2.88 | 2.95 | 4.90 |
| Earning per share (US$) | 2.79 | 2.52 | 5.78 | 3.07 | 2.87 | 3.75 |
| Dividends per share — declared and paid (US¢) | 25 | 34 | 46 | 30 | 34 | 52.0 |
| Dividends per share — proposed (US¢) | 25 | 30 | 34 | 16 | 18 | — |
| Net debt | 2,611 | 13,601 | 11,975 | 10,039 | 14,777 | 16,306 |
| Net assets | 8,137 | 19,722 | 25,258 | 22,420 | 28,456 | 24,399 |
| Net debt to equity | 32.1% | 69.0% | 47.4% | 44.8% | 51.9% | 66.8% |
| Net cash flow from operating activities | 2,325 | 5,286 | 7,414 | 3,921 | 3,085 | 6,585 |
| Net cash flow from/(used in) investing activities | (2,363) | (20,021) | (3,871) | 95 | (5,810) | (10,393) |
| Net cash flow from/(used in) financing activities | 122 | 15,918 | (4,208) | (4,426) | 2,978 | 3,915 |
| Net increase/(decrease) in cash and cash equivalents | 84 | 1,183 | (665) | (410) | 253 | 107 |

Copies of this Supplementary Prospectus, the Prospectus and certain other documents referred to herein and in the Prospectus will be on display during normal business hours for a period of 12 months following the date of publication of this Supplementary Prospectus at Xstrata's registered office and at the offices of Freshfields Bruckhaus Deringer LLP in London.

# Important Information

## Withdrawal rights

Qualifying Shareholders are reminded of their statutory withdrawal rights in respect of the Rights Issue pursuant to section 87Q(4) of the FSMA, which arise upon the publication of this Supplementary Prospectus.

As also set out in paragraph 5(b) ("Withdrawal rights") of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus, persons wishing to exercise or direct the exercise of statutory withdrawal rights pursuant to section 87Q(4) of the FSMA after the issue by Xstrata of this Supplementary Prospectus must do so by lodging a written notice of withdrawal (which shall not include a notice sent by facsimile or any other form of electronic communication) so as to be sent before the end of the period of two working days beginning with the first working day after the date on which this Supplementary Prospectus was published. The withdrawal notice must include the full name and address of the person wishing to exercise such right of withdrawal and, if such person is a CREST member, the participant ID and the member account ID of such CREST member. The notice of withdrawal must be deposited by post with Computershare Investor Service PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE. Notice of withdrawal of acceptance given by any other means or which is deposited with Computershare Investor Service PLC after the end of the specified above period will be invalid. Furthermore, the exercise of withdrawal rights will not be permitted after payment by the relevant person of its subscription in full and allotment of the New Shares to such person becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers.

## Cautionary note regarding forward-looking statements

This Supplementary Prospectus, the Prospectus and the information incorporated by reference into this Supplementary Prospectus and the Prospectus include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Supplementary Prospectus, the Prospectus and the information incorporated by reference into this Supplementary Prospectus and the Prospectus and include statements regarding the intentions, beliefs or current expectations of the Directors, Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Xstrata Group and the Enlarged Group and the industries in which they operate.

This Supplementary Prospectus, the Prospectus and the information incorporated by reference into this Supplementary Prospectus and the Prospectus also contain forward-looking statements regarding the Proposed Acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the Proposed Acquisition (which is conditional, amongst other things, upon Shareholder approval and receipt of certain regulatory clearances) and anticipated benefits of the Proposed Acquisition.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this Supplementary Prospectus and/or the Prospectus and/or the information incorporated by reference into this Supplementary Prospectus and the Prospectus. Further, actual developments in relation to the Proposed Acquisition, and the expected completion of the Proposed Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to: the risk that Shareholders may not vote in favour of the Resolutions; the risk that the Xstrata Group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all; the risk that the other conditions of the Rights Issue and the Proposed Acquisition may not be satisfied on a timely basis or at all; the risk that the Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Proposed Acquisition; and the risk that the Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to the integration of the Prodeco Business. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this Supplementary Prospectus and/or the Prospectus and/or the information incorporated by reference into this Supplementary Prospectus and the Prospectus, those

results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to: general economic and business conditions; commodity price volatility; industry trends; competition; the availability of debt and other financing on acceptable terms; changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages; changes in political and economic stability; currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, CLP/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Kroner/US$ exchange rates); the Xstrata Group's and the Enlarged Group's ability to integrate new businesses (including the Prodeco Business) and recover their reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in the section of the Prospectus headed "Risk Factors".

You are advised to read this Supplementary Prospectus, the Prospectus and the information incorporated by reference into this Supplementary Prospectus and the Prospectus in their entirety, and, in particular, the sections of this Supplementary Prospectus headed "Important Information" and Part I — "Financial Statements for the Year Ended 31 December 2008" and the sections of the Prospectus headed "Summary", "Risk Factors", Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group", Part II — "Information on the Xstrata Group" and Part III —"Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008" for a further discussion of the factors that could affect the Xstrata Group's and the Enlarged Group's future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Supplementary Prospectus and/or the Prospectus and/or the information incorporated by reference into this Supplementary Prospectus and the Prospectus may not occur.

Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules), neither Xstrata, Rothschild nor any of the Banks undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

## Overseas Shareholders

Overseas Shareholders should read paragraphs 7 and 8 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus.

## No profit forecast

No statement in this Supplementary Prospectus (or the Prospectus) is intended as a profit forecast or a profit estimate and no statement in this Supplementary Prospectus (or the Prospectus) should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

## General

Provisional allotments of entitlements to New Shares which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to New Shares will be subject to the provisions of paragraph 5(a) of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus as if the entitlement had not been validly taken up.

Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild by the FSMA, Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accept no responsibility whatsoever and make no representation or warranty, express or implied, for the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by them, or on their behalf, in connection with Xstrata, the New Shares, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue or the Proposed Acquisition, and nothing in this Supplementary Prospectus or the Prospectus is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this Supplementary Prospectus or any such statement.

Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild and/or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Xstrata Group. In addition, affiliates of the Banks are lenders under and/or otherwise party to certain of the Xstrata Group's debt facilities agreements. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Club Facility and the Syndicated Facility and Deutsche Bank and J.P. Morgan plc are arrangers and bookrunners of the Club Facility. See paragraph 20 of Part IX — "Additional Information — Summary of the terms of the Underwriting Agreement" of the Prospectus for details of the Underwriting Agreement, and paragraph 21.13 of Part IX — "Additional Information — Material contracts — Debt Facilities Agreements" of the Prospectus for details of the Club Facility and the Syndicated Facility.

The Joint Underwriters may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, the Joint Underwriters do not propose to make any public disclosure in relation to such transactions.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

If you hold your Ordinary Shares in certificated form, you should retain this Supplementary Prospectus (together with the Prospectus and the Circular) for reference pending receipt of a Provisional Allotment Letter. Shareholders who hold their Existing Shares in uncertificated form should note that they will receive no further written communication from Xstrata in respect of the Rights Issue. They should accordingly retain this document for, among other things, details of the action they should take in respect of the Rights Issue.

No person has been authorised to give any information or to make any representations other than those contained in this Supplementary Prospectus and the Prospectus and, if given or made, such information or representations must not be relied on as having been authorised by Xstrata, any of the Banks or Rothschild. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, neither the delivery of this Supplementary Prospectus, nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Xstrata Group or the Prodeco Business since the date of this Supplementary Prospectus or that the information in it is correct as of any subsequent date. Xstrata will comply with its obligation to publish any additional supplementary prospectus containing further updated information required by law or any regulatory authority but assumes no further obligation to publish additional information.

# Expected Timetable of Principal Events

In January 2009 the FSA issued a Consultation Paper on whether the then current 21 day minimum rights issue subscription period should be reduced to either 14 calendar days or 10 business days. In that Consultation Paper the FSA stated that it was consulting with a view to amending the Listing Rules in time for shorter rights issue subscription periods to be in place at the start of February 2009.

On 9 February 2009, the FSA announced that, with effect from 10 February 2009, the minimum rights issue subscription period would be reduced to 10 business days. As a result, the dates set out in the section of the Prospectus headed "Expected Timetable of Principal Events" are, as at the date of this Supplementary Prospectus, correct and are hereby confirmed.

Qualifying Shareholders should however note that, notwithstanding the above, the times and dates set out the section of the Prospectus headed "Expected Timetable of Principal Events" are indicative only and subject to change. If any of the times and/or dates change, the revised times and/or dates will be notified by announcement through a Regulatory Information Service and to the SIX.

## Relevant Documentation and Incorporation by Reference

The Annual Report and Accounts for the financial year ended 31 December 2007, which was sent to Shareholders at the relevant time and/or is available as described below, and the Annual Report and Accounts for the financial year ended 31 December 2008 (the "Xstrata Annual Report and Accounts 2008"), which has been published and will be sent to Shareholders at the relevant time and/or is available as described below, contain information which is relevant to the Rights Issues and Proposed Acquisition.

The table below sets out the various sections of the documents referred to above which are incorporated into this Supplementary Prospectus to ensure that Shareholders and others are aware of all information which, according to the particular nature of Xstrata, the Nil Paid Rights, the Fully Paid Rights and of the New Shares, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of Xstrata and of the rights attaching to the New Shares:

| Information incorporated by reference into this Supplementary Prospectus | Destination of Incorporation | Page number in this Supplementary Prospectus |
|---|---|---|
| Xstrata Annual Report and Accounts 2008 (page 111) | Section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 11 |
| Xstrata Annual Report and Accounts 2008 (pages 104 to 107) | Note 10 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 56 |
| Xstrata Annual Report and Accounts 2008 (pages 91 to 97) | Note 10 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 57 |
| Xstrata Annual Report and Accounts 2008 (pages 87 to 88) | Note 26 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 77 |
| Xstrata Annual Report and Accounts 2008 (pages 98 to 107) | Note 35 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 94 |
| Xstrata Annual Report and Accounts 2008 (pages 98 to 107) | Note 35 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 95 |
| Xstrata Annual Report and Accounts 2007 (page 126) | Note 35 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 95 |
| Xstrata Annual Report and Accounts 2008 (pages 98 to 107) | Note 35 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 95 |
| Xstrata Annual Report and Accounts 2008 (pages 104 to 107) | Note 36 in section A of Part I — "Financial Statements for the Year Ended 31 December 2008 — Group Financial Statements" | 107 |
| Xstrata Annual Report and Accounts 2008 (page 200) | Section B of Part I — "Financial Statements for the Year Ended 31 December 2008 — Company Financial Statements" | 121 |
| Xstrata Annual Report and Accounts 2008 (pages 85 to 90) | Note 7 in Section B of Part I — "Financial Statements for the Year Ended 31 December 2008 — Company Financial Statements" | 126 |
| Xstrata Annual Report and Accounts 2008 (pages 98 to 107) | Note 9 in Section B of Part I — "Financial Statements for the Year Ended 31 December 2008 — Company Financial Statements" | 127 |

Copies of the documents of which part are incorporated herein are available:

(a) on Xstrata's website (www.xstrata.com); and

(b) as provided in paragraph 3 of Part II - 'Additional Information - Documents available for inspection'.

Except to the extent expressly set out above in this section headed 'Relevant Documentation and Incorporation by Reference', neither the content of Xstrata's website (or any other website) nor the content of any website accessible from hyperlinks on Xstrata's website (or any other website) is incorporated into, or forms part of, this Supplementary Prospectus.

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this Supplementary Prospectus. It should be noted that, except as set forth above, no other part of the above documents is incorporated by reference into this Supplementary Prospectus.

# Part I
# Financial Statements for the Year Ended 31 December 2008

On 2 March 2009 the Board of Directors approved the Group Financial Statements and the Company Financial Statements. Ernst & Young LLP have audited the Group Financial Statements and the Company Financial Statements and have issued independent audit reports dated 2 March 2009 in relation thereto. These reports are incorporated by reference in this Supplementary Prospectus as described in the section of this Supplementary Prospectus headed "Relevant Documentation and Incorporation by Reference". The information presented herein is extracted without material amendment from the audited Group Financial Statements. References in this Part I to the "Directors' Report", the "Corporate Governance Report" and to the "Directors' Remuneration Report" are to the Directors' Report, the Corporate Governance Report and the Directors' Remuneration Report as set out in the Xstrata Annual Report and Accounts 2008, unless otherwise stated.

The auditors' reports on those financial statements were unqualified and did not contain a statement under section 237 of the Companies Act 1985. The audited financial statements will be delivered to the Registrar of Companies in due course. The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

## A. Group Financial Statements

## Consolidated Income Statement

| | Notes | For the year ended 31 December 2008 Before exceptional items | Exceptional items† | Total 2008 | Before exceptional items | Exceptional items† | Total 2007 |
|---|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | | |
| Revenue | | **27,952** | **—** | **27,952** | 28,542 | — | 28,542 |
| Cost of sales* | | **(16,001)** | **—** | **(16,001)** | (15,544) | — | (15,544) |
| Distribution costs | | **(1,988)** | **—** | **(1,988)** | (1,439) | — | (1,439) |
| Administrative expenses* | | **(318)** | **—** | **(318)** | (686) | — | (686) |
| Share of results from associates | 20 | **12** | **(34)** | **(22)** | 15 | — | 15 |
| Income and costs of acquisition-related activities | | **—** | **—** | **—** | — | 275 | 275 |
| Inventory write downs | | **—** | **(93)** | **(93)** | | | |
| Liability fair value adjustments | | **—** | **(194)** | **(194)** | — | (25) | (25) |
| Profit on restructure of joint venture | | **—** | **213** | **213** | — | — | — |
| Restructuring and closure costs | | **—** | **(125)** | **(125)** | — | — | — |
| **Profit before interest, taxation, depreciation and amortisation** | 10 | **9,657** | **(233)** | **9,424** | 10,888 | 250 | 11,138 |
| Depreciation and amortisation: | | | | | | | |
| — Cost of sales | | **(2,372)** | **—** | **(2,372)** | (2,038) | — | (2,038) |
| — Administrative expenses | | **(24)** | **—** | **(24)** | (58) | — | (58) |
| Impairment of assets: | | | | | | | |
| — Cost of sales | | **—** | **(974)** | **(974)** | — | — | — |
| **Profit before interest and taxation** | 10 | **7,261** | **(1,207)** | **6,054** | 8,792 | 250 | 9,042 |
| Finance income | 10 | **192** | **69** | **261** | 142 | 74 | 216 |
| Finance costs | 10 | **(852)** | **(295)** | **(1,147)** | (935) | (196) | (1,131) |
| **Profit before taxation** | | **6,601** | **(1,433)** | **5,168** | 7,999 | 128 | 8,127 |
| Income tax (expense)/benefit | 11 | **(1,634)** | **330** | **(1,304)** | (2,301) | (10) | (2,311) |
| **Profit from continuing operations** | | **4,967** | **(1,103)** | **3,864** | 5,698 | 118 | 5,816 |
| Profit after tax from discontinued operations | 8 | **—** | **—** | **—** | 52 | 1 | 53 |
| **Profit/(loss) for the year** | | **4,967** | **(1,103)** | **3,864** | 5,750 | 119 | 5,869 |
| Attributable to: | | | | | | | |
| Equity holders of the parent | | **4,698** | **(1,103)** | **3,595** | 5,424 | 119 | 5,543 |
| Minority interests | | **269** | **—** | **269** | 326 | — | 326 |
| | | **4,967** | **(1,103)** | **3,864** | 5,750 | 119 | 5,869 |
| Earnings per share (US$) | | | | | | | |
| — basic (continuing operations) | 12 | **4.90** | **(1.15)** | **3.75** | 5.60 | 0.12 | 5.72 |
| — basic | 12 | **4.90** | **(1.15)** | **3.75** | 5.66 | 0.12 | 5.78 |
| — diluted (continuing operations) | 12 | **4.82** | **(1.13)** | **3.69** | 5.47 | 0.12 | 5.59 |
| — diluted | 12 | **4.82** | **(1.13)** | **3.69** | 5.52 | 0.12 | 5.64 |
| Dividends (US$m) | | | | | | | |
| — declared and paid | 13 | | | **499** | | | 443 |
| — proposed | 13 | | | **—** | | | 326 |
| Dividend per share (USc) | | | | | | | |
| — declared and paid | 13 | | | **52.0** | | | 46.0 |
| — proposed | 13 | | | **—** | | | 34.0 |

Notes:

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving rise to them.

* Before depreciation, amortisation and impairment charges.

# Consolidated Balance Sheet

| | Notes | 2008 | 2007* |
|---|---|---|---|
| | | As at 31 December 2008 (in US$ millions) | |
| **Assets** | | | |
| **Non-current assets** | | | |
| Intangible assets | 14,15 | **8,898** | 9,329 |
| Property, plant and equipment | 16 | **36,141** | 33,242 |
| Biological assets | 17 | **11** | 19 |
| Inventories | 18 | **39** | 17 |
| Trade and other receivables | 19 | **77** | 85 |
| Investments in associates | 20 | **1,963** | 186 |
| Available-for-sale financial assets | 22 | **161** | 203 |
| Derivative financial assets | 23 | **774** | 210 |
| Other financial assets | 24 | **70** | 98 |
| Pension asset | 35 | **3** | 5 |
| Prepayments | | **22** | 30 |
| Deferred tax assets | 11 | **3** | 7 |
| | | **48,162** | 43,431 |
| **Current assets** | | | |
| Inventories | 18 | **3,573** | 4,167 |
| Trade and other receivables | 19 | **2,106** | 2,967 |
| Derivative financial assets | 23 | **29** | 89 |
| Other financial assets | 24 | **—** | 54 |
| Prepayments | | **288** | 265 |
| Cash and cash equivalents | 25 | **1,156** | 1,148 |
| | | **7,152** | 8,690 |
| **Total assets** | | **55,314** | 52,121 |
| **Equity and liabilities** | | | |
| **Capital and reserves — attributable to equity holders of Xstrata plc** | | | |
| Issued capital | 26 | **488** | 485 |
| Share premium | 26 | **10,308** | 9,899 |
| Own shares | 26 | **(1,332)** | (651) |
| Convertible borrowings — equity component | 26,29 | **56** | 56 |
| Other reserves | 26 | **1,454** | 5,055 |
| Retained earnings | 26 | **11,789** | 8,984 |
| | | **22,763** | 23,828 |
| Minority interests | 26 | **1,636** | 1,386 |
| **Total equity** | | **24,399** | 25,214 |
| **Non-current liabilities** | | | |
| Trade and other payables | 27 | **29** | 54 |
| Interest-bearing loans and borrowings | 28 | **16,337** | 11,327 |
| Convertible borrowings | 29 | **331** | 327 |
| Derivative financial liabilities | 30 | **569** | 206 |
| Other financial liabilities | 31 | **683** | 351 |
| Provisions | 32 | **2,237** | 2,475 |
| Pension deficit | 35 | **320** | 231 |
| Deferred tax liabilities | 11 | **5,244** | 5,947 |
| Other liabilities | 33 | **105** | 78 |
| | | **25,855** | 20,996 |
| **Current liabilities** | | | |
| Trade and other payables | 27 | **3,233** | 3,745 |
| Interest-bearing loans and borrowings | 28 | **794** | 1,118 |
| Derivative financial liabilities | 30 | **202** | 205 |
| Provisions | 32 | **497** | 344 |
| Income taxes payable | | **299** | 454 |
| Other liabilities | 33 | **35** | 45 |
| | | **5,060** | 5,911 |
| **Total liabilities** | | **30,915** | 26,907 |
| **Total equity and liabilities** | | **55,314** | 52,121 |

Notes:

* Restated for revisions to the provisional Austral, Eland and Mangoola acquisition accounting (refer to note 7).

The financial statements on pages 10 to 119 were approved by the Board of Directors on 2 March 2009 and signed on its behalf by:

**Trevor Reid**
Chief Financial Officer

## Consolidated Cash Flow Statement

| | Notes | 2008 | 2007 |
|---|---|---|---|
| | | For the year ended 31 December 2008 | |
| | | *(in US$ millions)* | |
| **Profit before taxation** (continuing operations) | | **5,168** | 8,127 |
| Adjustments for: | | | |
| Profit before tax from discontinued operations | 8 | **—** | 89 |
| Finance income | 10 | **(261)** | (218) |
| Finance cost | 10 | **1,147** | 1,133 |
| Share of (profit)/loss from associates | 20 | **22** | (15) |
| Net (profit)/loss on disposal of property, plant and equipment | | **(9)** | 3 |
| Inventory write downs | 10 | **93** | — |
| Liability fair value adjustments | 10 | **194** | 25 |
| Profit on restructure of joint venture interest | 10 | **(213)** | — |
| Depreciation | 10 | **2,286** | 2,025 |
| Amortisation | 10 | **110** | 102 |
| Impairment of assets | 10,15 | **974** | — |
| Share-based compensation plans | 10 | **6** | 103 |
| Decrease/(increase) in trade and other receivables | | **868** | (348) |
| Increase in other assets | | **(299)** | (106) |
| Decrease/(increase) in inventories | | **167** | (652) |
| (Decrease)/increase in trade and other payables | | **(913)** | 552 |
| (Decrease)/increase in provisions | | **(450)** | 224 |
| Other non-cash movements | | **(2)** | 2 |
| Cash generated from operations | | **8,888** | 11,046 |
| Income tax paid | | **(1,753)** | (2,965) |
| Interest paid | | **(612)** | (803) |
| Interest received | | **60** | 132 |
| Dividends received — other | | **2** | 4 |
| **Net cash flow from operating activities** | | **6,585** | 7,414 |
| Purchase of property, plant and equipment | | **(4,796)** | (2,848) |
| Proceeds from sale of property, plant and equipment | | **101** | 86 |
| Purchase of intangible assets | | **(54)** | (14) |
| Purchase of available-for-sale financial assets | | **(155)** | (41) |
| Proceeds from the sale of available-for-sale assets | 10 | **43** | — |
| Payments to black empowerment partner | | **—** | (44) |
| Acquisition of interest in associates | | **(1,878)** | — |
| Acquisition of subsidiaries, net of cash acquired | | **(3,654)** | (2,130) |
| Disposal of subsidiaries, net of disposal costs and cash disposed | | **—** | 1,120 |
| **Net cash flow used in investing activities** | | **(10,393)** | (3,871) |
| Purchase of own shares | | **(525)** | (532) |
| Disposal of own shares | | **64** | 56 |
| Proceeds from interest-bearing loans and borrowings | | **7,118** | 6,666 |
| Interest-bearing loans and borrowings issue costs | | **(89)** | (38) |
| Repayment of interest-bearing loans and borrowings | | **(2,220)** | (9,431) |
| Payment of finance lease liabilities | | **(14)** | (159) |
| Dividends paid to equity holders of the parent | | **(499)** | (443) |
| Dividends paid to minority interests | | **(221)** | (485) |
| Capital injection from minority interests | | **301** | 180 |
| Redemption of minority interests | | **—** | (22) |
| **Net cash flow from/(used in) financing activities** | | **3,915** | (4,208) |
| **Net increase/(decrease) in cash and cash equivalents** | | **107** | (665) |
| Net foreign exchange difference | | **(31)** | 17 |
| Cash and cash equivalents at 1 January | | **1,069** | 1,717 |
| **Cash and cash equivalents at 31 December** | 25 | **1,145** | 1,069 |

## Consolidated Statement of Recognised Income and Expense

| | For the year ended 31 December 2008 | |
|---|---|---|
| | **2008** | **2007** |
| | *(in US$ millions)* | |
| Income and expenses recognised directly in equity: | | |
| Actuarial losses on defined benefit pension and medical plans | **(112)** | (98) |
| Gains/(losses) on available-for-sale financial assets | **(114)** | 49 |
| Revaluation of property, plant and equipment | **—** | 22 |
| Losses on cash flow hedges | **(157)** | (261) |
| Foreign currency translation differences | **(3,980)** | 670 |
| | **(4,363)** | 382 |
| Transfers to the income statement: | | |
| Losses on cash flow hedges | **360** | 121 |
| Recycled foreign currency translation net losses | **246** | 28 |
| | **(3,757)** | 531 |
| Tax on items taken directly to, or transferred from, equity | **81** | (7) |
| **Net (loss)/income recognised directly in equity** | **(3,676)** | 524 |
| **Profit for the period** | **3,864** | 5,869 |
| **Total recognised income and expense for the period** | **188** | 6,393 |
| Attributable to: | | |
| Equity holders of the parent | **(81)** | 6,067 |
| Minority interests | **269** | 326 |
| | **188** | 6,393 |

# Notes to the Financial Statements

## 1. Corporate Information

The consolidated financial statements were authorised for issue in accordance with a directors' resolution on 2 March 2009. The ultimate parent entity of the Group, Xstrata plc, is a publicly traded limited company incorporated in England and Wales and domiciled in Switzerland. Its ordinary shares are traded on the London and Swiss stock exchanges.

The principal activities of the Group are described in note 9.

## 2. Statement of compliance

The consolidated financial statements of Xstrata plc and its subsidiaries (the "Group") are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), as adopted by the European Union, effective for the Group's reporting for the year ended 31 December 2008.

## 3. Basis of preparation

The consolidated financial statements are presented in US dollars, which is the parent's functional and presentation currency, and all values are rounded to the nearest million except where otherwise indicated.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements.

## 4. Significant accounting judgements and estimates

***Estimates***

The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the date of the financial statements. Actual outcomes could differ from these estimates.

The below are the most critical judgements, estimates and assumptions:

*Estimated recoverable reserves and resources*

Estimated recoverable reserves and resources are used to determine the depreciation of mine production assets, in accounting for deferred stripping costs and in performing impairment testing. Estimates are prepared by appropriately qualified persons, but will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in assumptions will impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

*Environmental rehabilitation costs*

The provisions for rehabilitation costs are based on estimated future costs using information available at the balance sheet date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted (refer to note 32).

*Impairment testing*

Note 15 outlines the significant assumptions made in performing impairment testing of non-current assets. Changes in these assumptions may alter the results of impairment testing, impairment charges recorded in the income statement and the resulting carrying values of assets.

*Defined benefit pension plans and post-retirement medical plans*

Note 35 outlines the significant assumptions made when accounting for defined benefit pension plans and post-retirement medical plans. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to the income statement.

## 5. Changes in accounting policies, new standards and interpretations not applied

### *Changes in accounting policies*

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the adoption of the following new standards and interpretations:

- IFRIC 11 'Group and Treasury Share Transactions'
  The Group adopted IFRIC 11 which details the requirements of accounting for share based payment arrangements that involve numerous entities within the same Group. The adoption of this interpretation had no impact on Group earnings or equity in the current or prior years.

- IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction'
  The Group adopted IFRIC 14 which details the requirements of accounting for post-employment and other long-term defined benefit plans when minimum funding requirements exist and when an entity may regard refunds or reductions in future contributions as available. The adoption of this interpretation had no impact on Group earnings or equity in the current or prior years.

- IAS 23 Revised 'Borrowing Costs'
  The Group early adopted IAS 23 (Revised) 'Borrowing Costs' which requires that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset be capitalised as a cost of that asset. The adoption of this standard had no impact on Group earnings or equity in the current or prior years.

### *New standards and interpretations not applied*

The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements, consequently, these pronouncements will impact the Group's financial statements in future periods.

| | | Effective date |
|---|---|---|
| IFRIC 16 ......... | Hedges of a Net Investment in a Foreign Operation | 1 October 2008 |
| IFRS 2 ........... | (Revised) 'Share-Based Payments' | 1 January 2009 |
| IAS 1 ............ | (Revised) 'Presentation of Financial Statements' | 1 January 2009 |
| IFRS 8 ........... | 'Operating Segments' | 1 January 2009 |
| IAS 27 ........... | (Amended) 'Consolidated and Separate Financial Statements' | 1 July 2009 |
| IFRS 3 ........... | (Revised) 'Business Combinations' | 1 July 2009 |

The Directors do not anticipate that the adoption of these standards and interpretations on their effective dates will have a material impact on the Group's financial statements in the period of initial application, notwithstanding IFRS 3 (Revised) 'Business Combinations' may impact the financial statements should there be an acquisition in the period.

Upon adoption of IFRS 8, the Group will be required to disclose segment information based on the information management uses for internally evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement but the Group will provide an explanation for such differences. There will be no impact on the income, net assets or equity of the Group.

## 6. Principal Accounting Policies

### *Basis of consolidation*

The financial statements consolidate the financial statements of Xstrata plc (the Company) and its subsidiaries (the Group). All inter-entity balances and transactions, including unrealised profits and losses arising from intra-Group transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Group has the power to govern the financial and operating policy of an entity so as to obtain benefits from its activities. This occurs when the Group has more than 50% voting power through ownership or agreements, except where minority rights are such that a minority shareholder is able to prevent the Group from exercising control. In addition control may exist without having more than 50% voting power through ownership or agreements, or in the circumstances of enhanced

minority rights, as a consequence of *de facto* control. *De facto* control is control without the legal right to exercise unilateral control, and involves decision-making ability that is not shared with others and the ability to give directions with respect to the operating and financial policies of the entity concerned. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which Xstrata plc has control. Subsidiaries use the same reporting period and same accounting policies as Xstrata plc.

***Interests in joint ventures***

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. The financial statements of the joint ventures are generally prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the joint venture.

*Jointly controlled operations*

A jointly controlled operation involves the use of assets and other resources of the Group and other venturers rather than the establishment of a corporation, partnership or other entity.

The Group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture.

*Jointly controlled assets*

A jointly controlled asset involves joint control and ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

The Group accounts for its share of the jointly controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

*Jointly controlled entities*

A jointly controlled entity involves the establishment of a corporation, partnership or other legal entity in which the Group has an interest along with other venturers.

The Group recognises its interest in jointly controlled entities using the proportionate method of consolidation, whereby the Group's share of each of the assets, liabilities, income and expenses of the joint venture are combined with the similar items, line by line, in its consolidated financial statements.

When the Group contributes or sells assets to a joint venture, any gain or loss from the transaction is recognised based on the substance of the transaction. When the Group has transferred the risk and rewards of ownership to the joint venture, the Group only recognises the portion of the gain or loss attributable to the other venturers, unless the loss is reflective of an impairment, in which case the loss is recognised in full. When the Group purchases assets from the joint venture, it does not recognise its share of the profits of the joint venture from the transaction until it resells the assets to an independent party. Losses are accounted for in a similar manner unless they represent an impairment loss, in which case they are recognised immediately.

Joint ventures are accounted for in the manner outlined above, until the date on which the Group ceases to have joint control over the joint venture.

***Investments in associates***

Entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures, are associates, and are accounted for using the equity method of accounting.

Under the equity method of accounting, the investment in the associate is recognised on the balance sheet on the date of acquisition at the fair value of the purchase consideration where this is higher than the fair value of the identifiable net assets acquired, or, if the purchase consideration is less than the fair value of the identifiable net assets acquired, at the fair value of the identifiable net assets acquired. In this way goodwill is included within the associate balance when the fair value of the investment is less than the consideration paid. The carrying amount is

adjusted by the Group's share of the post acquisition profit or loss, depreciation, amortisation or impairment arising from fair value adjustments made at date of acquisition and certain inter-entity transactions together with a reduction for any dividends received or receivable from the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of such changes in equity.

The financial statements of the associates are generally prepared for the same reporting period as the Group, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the associate. Where an associate prepares its financial statements using a different reporting period, an estimate of the Group's share of the associate's profit or loss is made based on the most reliable information available. Adjustments are made in the consolidated financial statements to eliminate the Group's share of unrealised gains and losses on transactions between the Group and its associates.

The Group discontinues its use of the equity method from the date on which it ceases to have significant influence, and from that date, accounts for the investment in accordance with IAS 39 (with its initial cost being the carrying amount of the associate at that date), provided the investment does not then qualify as a subsidiary or joint venture.

The Group's income statement reflects the share of associates' results after tax and the Group's statement of recognised income and expense includes any amounts recognised by associates outside of the income statement.

***Business combinations***

On the acquisition of a subsidiary, the purchase method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mining rights, mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the Directors' opinion, values cannot be reliably determined, are not recognised.

When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognised in the income statement.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated balance sheet, separately from the parent's shareholders' equity.

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, or any discount is immediately recognised in the income statement. On the date control is obtained, the identifiable net assets are recognised in the Group balance sheet at fair value and the difference between the fair value recognised and the value on the date of the purchase is recognised in the asset revaluation reserve.

Similar procedures are applied in accounting for the purchases of interests in associates. Any goodwill arising on such purchases is included within the carrying amount of the investment in the associates, but not thereafter amortised. Any excess of the Group's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is included in income in the period of the purchase.

***Foreign currencies***

Financial statements of subsidiaries, joint ventures and associates, are maintained in their functional currencies and converted to US dollars for consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at year-end exchange rates. All differences that arise are recorded in the income statement except for differences arising on rehabilitation provisions which are capitalised for operating mines. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. Where non-monetary assets are measured at fair value in a foreign currency, they are translated at the exchange rates when the fair value was determined. Where the exchange difference relates to an item which has been recorded in equity, the related exchange difference is also recorded in equity.

On consolidation of foreign operations into US dollars, income statement items are translated at weighted average rates of exchange where this is a reasonable approximation of the exchange rate at the dates of the transactions. Balance sheet items are translated at closing exchange rates. Exchange differences on the re-translation of the investments in foreign subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average and at closing rates, are recorded in a separate component of equity. Exchange differences relating to quasi equity inter-company loan balances with the foreign operations which form part of the net investment in the foreign operation are also recognised in this component of equity. On disposal or partial disposal of a foreign entity or on repayment of loans forming part of the net investment in the foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Exchange differences on foreign currency borrowings to finance net investments and tax charges/credits attributable to those exchange differences are also recorded in a separate component of equity to the extent that the hedge is effective. Upon full or partial disposal or repayment of the net investment in the foreign operation (including loans that form part of the net investment), the cumulative amount of the exchange differences is recognised in the income statement when the gain or loss on disposal or the loan repayment is recognised.

The following exchange rates to the US dollar (US$) have been applied:

| | 31 December 2008 | Average 12 months 2008 | 31 December 2007 | Average 12 months 2007 |
|---|---|---|---|---|
| Argentine pesos (US$:ARS) | **3.4538** | **3.1631** | 3.1500 | 3.1155 |
| Australian dollars (AUD:US$) | **0.7048** | **0.8522** | 0.8751 | 0.8389 |
| Canadian dollars (US$:CAD) | **1.2205** | **1.0670** | 0.9984 | 1.0740 |
| Chilean pesos (US$:CLP) | **637.25** | **523.87** | 497.95 | 522.21 |
| Colombian pesos (US$:COP) | **2,248.70** | **1,967.83** | 2,018.00 | 2,075.16 |
| Euros (EUR:US$) | **1.3974** | **1.4712** | 1.4590 | 1.3708 |
| Great Britain pounds (GBP:US$) | **1.4628** | **1.8525** | 1.9849 | 2.0020 |
| Peruvian nuevo sol (US$:PEN) | **3.1345** | **2.9237** | 2.9980 | 3.1285 |
| South African rand (US$:ZAR) | **9.3212** | **8.2695** | 6.8626 | 7.0506 |
| Swiss francs (US$:CHF) | **1.0695** | **1.0824** | 1.1335 | 1.2000 |

***Revenue***

Revenue associated with the sale of commodities is recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale can be reliably measured. Revenue is recognised, at fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Sales revenue is recognised at the fair value of consideration received, which in most cases is invoiced amounts, with most sales being priced free on board ("FOB"), free on rail ("FOR") or cost, insurance and freight ("CIF"). Revenues from the sale of by-products are also included in sales revenue. Revenue excludes treatment and refining charges unless payment of these amounts can be enforced by the Group at the time of the sale.

For some commodities the sales price is determined provisionally at the date of sale, with the final price determined at a mutually agreed date, generally at a quoted market price at that time. This contractual feature has the character of a commodity derivative. As a result the invoice price on these sales are marked to market at balance sheet date based on the forward metal prices for the relevant quotational period. This ensures that revenue is recorded at the fair value of consideration to be received. All mark-to-market adjustments are recorded in sales revenue.

***Interest income***

Interest income is recognised as earned on an accruals basis using the effective interest method in the income statement.

### *Exceptional items*

Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, impairments, acquisition and integration costs which have not been capitalised, profits and losses on the sale of investments, profits and losses from the sale of operations, recycled gains and losses from the foreign currency translation reserve, foreign currency gains and losses on borrowings, restructuring and closure costs, loan issue costs written off on facility refinancing and the related tax impacts of these items.

### *Property, plant and equipment*

*Land and buildings, plant and equipment*

On initial acquisition, land and buildings and plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of buildings, plant and equipment (based on prices prevailing at the balance sheet date) on the following bases:

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where parts of an asset have different useful lives, depreciation is calculated on each separate part. Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

| | |
|---|---|
| Buildings | 15 — 40 years |
| Plant and equipment | 4 — 30 years |

The net carrying amounts of land, buildings and plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalised and the carrying amount of the item replaced derecognised. Similarly, overhaul costs associated with major maintenance are capitalised and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the income statement.

Any items of property, plant or equipment that cease to have future economic benefits are derecognised with any gain or loss included in the income statement in the financial year in which the item is derecognised.

*Exploration and evaluation expenditure*

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of

pre-feasibility studies. Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Purchased exploration and evaluation assets are recognised as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Expenditure is transferred to mine development assets or capital work in progress once the work completed to date supports the future development of the property and such development receives appropriate approvals.

*Mineral properties and mine development expenditure*

The cost of acquiring mineral reserves and mineral resources is capitalised on the balance sheet as incurred. Capitalised costs (development expenditure) include costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral reserves and capitalised mine development expenditure are, upon commencement of production, depreciated using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written off if the property is abandoned. The net carrying amounts of mineral reserves and resources and capitalised mine development expenditure at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

*Capital work in progress*

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

*Capital work in progress is not depreciated.*

The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

***Leasing and hire purchase commitments***

The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the

interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

***Deferred stripping costs***

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property and depreciated based on the mine's strip ratio (refer below).

The costs of removal of the waste material during a mine's production phase are deferred, where they give rise to future benefits. The deferral of these costs, and subsequent charges to the income statement are determined with reference to the mine's strip ratio.

The mine's strip ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. These costs are deferred where the actual stripping ratios are higher than the average life of mine strip ratio. The costs charged to the income statement are based on application of the mine's strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

***Biological assets***

Biological assets, being cattle, are carried at their fair value less estimated selling costs. Any changes in fair value less estimated selling costs are included in the income statement in the period in which they arise.

***Intangible assets***

Purchased intangible assets are recorded at the cost of acquisition including expenses incidental to the acquisition, less accumulated amortisation and any impairment in value.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

*Internally generated goodwill is not recognised*

Intangible assets are amortised over their estimated useful lives, except goodwill and those intangible assets which the Directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment at least annually, and whenever events or circumstances indicate that the carrying amount may not be recoverable. Intangible assets are regarded as having an indefinite life when, based on an analysis of all the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows. Such analyses are performed annually. Estimated useful lives are determined as the period over which the Group expects to use the asset or the number of production (or similar) units expected to be obtained from the asset by the Group and for which the Group retains control of access to those benefits.

For intangible assets with a finite useful life, the amortisation method and period are reviewed annually and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable.

Where an intangible asset is disposed of, it is derecognised and the difference between its carrying value and the net sales proceeds is reported as a profit or loss on disposal in the income statement in the financial year the disposal occurs.

*Coal export rights*

Coal export rights are carried at cost and amortised using a units-of-production method based on the reserves that exist in the location that has access to such rights.

*Software and technology patents*

Software and technology patents are carried at cost and amortised over a period of 3 years and 20 years respectively.

*Hydroelectricity rights*

Hydroelectricity rights acquired will be amortised over the expected life of the operation following the completion of construction.

*Long-term feed contract*

A long-term feed contract is being amortised over the remaining contract term.

***Impairment of assets***

The carrying amounts of non-current assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset's recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it (excluding goodwill recognised as a result of the requirement to recognise deferred tax liabilities on acquisitions), or includes intangible assets which are either not available for use or which have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the income statement to reflect the asset at the lower amount. In assessing the value in use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the income statement if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortisation which would have arisen if the prior impairment loss had not been recognised. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Goodwill impairments are not reversed.

***Non-current assets held for sale and discontinued operations***

*Non-current assets held for sale*

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets or disposal groups are available for immediate sale in their present condition. The Group must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year of the date of classification.

Non-current assets (or disposal groups) held for sale are carried at the lower of the carrying amount prior to being classified as held for sale, and the fair value less costs to sell. A non-current asset is not depreciated while classified as held for sale.

A non-current asset held for sale is presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in the assets and liabilities sections on the face of the balance sheet.

*Discontinued operations*

A discontinued operation is a component of an entity, whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity, that has been disposed of or classified as held for sale. To be classified as a discontinued operation one of the following criteria must be met:

- the operation must represent a separate major line of business or geographical area of operations; or
- the operation must be part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- the operation must be a subsidiary acquired exclusively with a view for resale.

Where the operation is discontinued at the balance sheet date, the results are presented in one line on the face of the income statement, and prior period results are represented as discontinued.

***Financial instruments***

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. Where as a result of a change in intention or ability, it is no longer appropriate to classify an investment as held to maturity, the investment is reclassified into the available-for-sale category. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. All financial liabilities are initially recognised at their fair value. Subsequently, all financial liabilities with the exception of derivatives are carried at amortised cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract. Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

*Financial assets at fair value through profit or loss*

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as and are effective hedging instruments. Gains or losses on these items are recognised in income.

*Held-to-maturity investments*

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the

amortisation process. Trade and other receivables are recognised and carried at their original invoiced value, adjusted for, where appropriate, provisional pricing or their recoverable amount if this differs from the invoiced amount. Where the time value of money is material, receivables are discounted and are carried at their present value. A provision is made where the estimated recoverable amount is lower than the carrying amount.

*Available-for-sale financial assets*

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other three stated categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Listed share investments are carried at fair value based on stock exchange quoted prices at the balance sheet date. Unlisted shares are carried at fair value where it can be reliably obtained, otherwise they are stated at cost less any impairment.

*Fair values*

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include recent arm's length market transactions; reference to current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

***De recognition of financial assets and liabilities***

*Financial assets*

A financial asset is de recognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognise the financial asset to the extent of its continuing involvement in the asset.

*Financial liabilities*

A financial liability is de recognised when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de recognition are recognised within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

***Impairment of financial assets***

The Group assesses at each balance sheet date whether a financial asset is impaired.

*Financial assets carried at amortised cost*

If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's

carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement. Objective evidence of impairment of loans and receivables exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted or it is probable that the counterparty will enter into bankruptcy or a financial reorganisation.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

*Assets carried at cost*

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

*Available-for-sale financial assets*

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

***Rehabilitation Trust Fund***

Investments in the rehabilitation trust funds are measured at fair value based on the market price of investments held by the trust. In accordance with IFRIC 5, movements in the fair value are recognised in the income statement. Such amounts relate to trusts in South Africa which receive cash contributions to accumulate funds for the Group's rehabilitation liabilities relating to the eventual closure of the Group's coal operations.

***Derivative financial instruments and hedging***

The Group uses derivative financial instruments such as interest rate swaps, forward currency and commodity contracts to hedge its risks associated with interest rate, foreign currency and commodity price fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges;
- cash flow hedges; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the

nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

*Fair value hedges*

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability that could affect profit or loss. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

***Cash flow hedges***

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

*Hedges of a net investment*

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

***Own shares***

The cost of purchases of own shares held by the Employee Share Ownership Plan ("ESOP") trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the income statement. Any proceeds received on disposal of the shares or transfer to employees are recognised in equity.

Own shares purchased under the Equity Capital Management Program ("ECMP") are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of such shares. Such gains and losses are recognised directly in equity.

### *Interest-bearing loans and borrowings*

Loans are recognised at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently they are measured at amortised cost using the effective interest method. Finance costs are recognised in the income statement using the effective interest method.

### *Convertible borrowings*

On issue of a convertible borrowing, the fair value of the liability component is determined by discounting the contractual future cash flows using a market rate for a non-convertible instrument with similar terms. This value is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds are allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

On conversion, the liability is reclassified to equity and no gain or loss is recognised in the profit or loss. Where the convertible borrowing is redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the liability and equity components. The consideration relating to the equity component is recognised in equity and the amount of gain or loss relating to the liability element in profit or loss.

The finance costs recognised in respect of the convertible borrowings includes the accretion of the liability component to the amount that will be payable on redemption.

### *Inventories*

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortisation and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Cost of inventories includes the transfers from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of materials. Inventories are categorised, as follows:

- Raw materials and consumables: materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process;
- Work in progress: Items stored in an intermediate state that have not yet passed through all the stages of production; and
- Finished goods: products and materials that have passed all stages of the production process;

Net realisable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

### *Cash and cash equivalents*

Cash and cash equivalents comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less. For the cash flow statement, cash and cash equivalents include certain bank overdrafts where the facility forms part of the working capital cash management activities.

### *Government grants*

Government grants are recognised where there is reasonable assurance that the grant will be received and all the attaching conditions will be complied with. Government grants in respect of capital expenditure are credited to the carrying amount of the related asset and are released to the income statement over the expected useful lives of the relevant assets. Grants which are not associated with an asset are credited to income so as to match them with the expense to which they relate.

### *Environmental protection, rehabilitation and closure costs*

Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in

the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the balance sheet date. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates.

The provision is reviewed on an annual basis for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Rehabilitation trust funds holding monies committed for use in satisfying environmental obligations are included within Other financial assets on the balance sheet.

***Employee entitlements***

Provisions are recognised for short term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the balance sheet date.

Provisions for long term employee entitlements are measured using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the liabilities.

In some of the Group's Australian operations, long service leave (an employee entitlement for which a provision is recorded) is administered by an independent fund. The fund collects levies from employers throughout the industry based on the expected cost of future liabilities. When the Group makes long service leave payments to employees covered by the fund, it is reimbursed for the majority of the payment. To reflect the expected reimbursement for future long service leave payments from the fund, a receivable is recorded based on the present value of the future amounts expected to be reimbursed.

***Other provisions***

Provisions are recognised when the Group has a present obligation (legal or constructive), as result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs.

***Taxation***

*Current tax*

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

*Deferred tax*

Deferred tax is recognised using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the

deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. To the extent that an asset not previously recognised fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

***Pensions and other post — retirement obligations***

The Group's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

The Group contributes to separately administered defined benefit pension plans.

For defined benefit funds, plan assets are measured at fair value, while plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. In measuring its defined benefit liability past service costs are recognised as an expense on a straight-line basis over the period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the past service costs are recognised immediately. When a settlement (eliminating all obligations for part or all of the benefits that have already accrued) or a curtailment (reducing future obligations as a result of material reduction in the scheme membership or a reduction in future entitlement) occurs, the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss is recognised in the income statement during the period in which the settlement or curtailment occurs.

The service cost of providing pension benefits to employees for the year is determined using the projected unit method and is recognised in the income statement. The difference between the expected return on plan assets and the unwinding of the discount on plan liabilities is recognised in the income statement.

Actuarial gains or losses are recognised directly in equity through the statement of recognised income and expenses. The full pension surplus or deficit is recorded in the balance sheet, with the exception of the impact of any recognition of past service costs. Surpluses recorded are restricted to the sum of any unrecognised past service costs and present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions.

The Group also provides post-retirement healthcare benefits to certain employees in Canada, the Dominican Republic, South Africa and the United States. These are accounted for in a similar manner to the defined benefit pension plans. These benefits are unfunded.

### *Ordinary share capital*

Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue. The nominal par value of the shares issued is taken to the share capital account and any excess is recorded in the share premium account, including the costs that were incurred with the share issue.

### *Share-based compensation plans*

The Group makes share-based awards, including free shares and options, to certain employees.

### *Equity-settled awards*

For equity-settled awards, the fair value is charged to the income statement and credited to retained earnings, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined by external experts using option pricing models. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the income statement with a corresponding entry within equity.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified over the original vesting period. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

### *Cash-settled awards*

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the income statement. The fair value is recalculated using an option pricing model (refer to note 35).

### *Borrowing costs*

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised and amortised over the useful life of the asset. Borrowing costs related to the establishment of a loan facility are capitalised and amortised over the life of the facility. Other borrowing costs are recognised as an expense in the financial period incurred.

### *Comparatives*

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

## 7. Acquisitions

***Business Combinations***

*Current year business combinations*

Jubilee Mines NL

On 29 October 2007 the Group made an AUD23 per share cash offer for shares in Jubilee Mines NL (Jubilee). On 31 January 2008, the Group declared the offer free from all conditions, and obtained control of Jubilee, following the receipt of acceptances in respect of 62% of Jubilee's share capital. By 16 February 2008 the Group held 97% of Jubilee and obtained the remaining 3% by 31 March 2008. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 31 January 2008. The total cost of the acquisition was US$2,875 million. Jubilee, which was previously listed on the Australian stock exchange, owns and operates the Cosmos Nickel operation and is developing the Sinclair Nickel Project in Western Australia.

The fair values of the identifiable assets and liabilities of Jubilee acquired were:

| | IFRS carrying value | Fair value adjustments | Fair value at acquisition |
|---|---|---|---|
| | | *(in US$ millions)* | |
| Property, plant and equipment | 218 | 2,560 | 2,778 |
| Available-for-sale financial assets | 8 | — | 8 |
| Prepayments | 1 | — | 1 |
| Inventories | 8 | — | 8 |
| Income taxes receivable | 2 | (2) | — |
| Trade and other receivables | 15 | — | 15 |
| | 252 | 2,558 | 2,810 |
| Trade and other payables | (44) | — | (44) |
| Provisions | (11) | — | (11) |
| Deferred tax liabilities | (39) | (12) | (51) |
| Income tax payable | — | (7) | (7) |
| Net assets | 158 | 2,539 | 2,697 |
| Goodwill arising on acquisition | — | 54 | 54 |
| | 158 | 2,593 | 2,751 |
| Consideration: | | | |
| Net cash acquired with the subsidiary | | | (124) |
| Cash paid | | | 2,721 |
| Acquisition costs | | | 154 |
| | | | 2,751 |

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

The Group's share of Jubilee's profit from the date of acquisition to 31 December 2008 amounted to US$16 million.

Resource Pacific Holdings Limited

On 5 December 2007 the Group announced an unconditional cash offer for shares in Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. As at 20 February 2008, the Group held 67.5% and as at 23 April 2008, the Group held 89.8% of the total issued shares of Resource Pacific. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 20 February 2008. The total cost of the acquisition was US$910 million. Resource Pacific was previously listed on the Australian stock exchange and owns the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia.

The fair values of the identifiable assets and liabilities of Resource Pacific acquired were:

| | IFRS carrying value | Fair value adjustments | Fair value at acquisition |
|---|---|---|---|
| | | *(in US$ millions)* | |
| Property, plant and equipment | 243 | 979 | 1,222 |
| Deferred tax assets | 111 | (111) | — |
| Other financial assets | — | 11 | 11 |
| Prepayments | 1 | — | 1 |
| Inventories | 4 | — | 4 |
| Trade and other receivables | 12 | — | 12 |
| | 371 | 879 | 1,250 |
| Trade and other payables | (75) | — | (75) |
| Interest-bearing loans and borrowings | (14) | — | (14) |
| Provisions | (7) | (196) | (203) |
| Deferred tax liabilities | — | (153) | (153) |
| Net assets | 275 | 530 | 805 |
| Minority interests | (29) | (51) | (80) |
| Net attributable assets | 246 | 479 | 725 |
| Goodwill arising on acquisition | — | 178 | 178 |
| | 246 | 657 | 903 |
| Consideration: | | | |
| Net cash acquired with the subsidiary | | | (7) |
| Cash paid | | | 903 |
| Acquisition costs | | | 7 |
| | | | 903 |

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

The Group's share of Resource Pacific profit from the date of acquisition amounted to US$41 million.

Douglas Tavistock Joint Venture

In March 2008, the Group restructured its Douglas Tavistock Joint Venture ("DTJV") with BHP Billiton Energy Coal South Africa ("BECSA"). Under the terms of the restructuring, the Group acquired and manages the mining of reserves approximately equivalent to its 16% share of the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-cast Mine ("ATCOM") operations. The Group acquired approximately 16% of the major mobile equipment and will commence separate mining operations from 1 July 2009. The Group also entered into an interim coal off-take arrangement (export and Eskom) for 18 months with BECSA, effective from 1 January 2008 and a long term supply arrangement for its share of the former DTJVs Duhva LT Eskom Coal Supply Agreement. The Group will receive a final consideration payment of US$43 million on 1 July 2009.

Under IFRS this restructure has been accounted for in the period by recognising the net assets obtained at fair value and derecognising the Group's interest in the DTJV. This has resulted in a gain of US$213 million, calculated as follows:

| | Fair value at acquisition |
|---|---|
| | *(in US$ millions)* |
| Fair value of net assets obtained | |
| Intangible assets | 62 |
| Property, plant and equipment | 260 |
| Trade and other receivables | 78 |
| | 400 |
| Other financial liabilities | (42) |
| Deferred tax liabilities | (72) |
| Net assets obtained | 286 |
| Book value of net assets derecognised | |
| Property, plant and equipment | 92 |
| Inventories | 2 |
| Trade and other receivables | 4 |
| Trade and other payables | (17) |
| Provisions | (8) |
| Net assets derecognised | 73 |
| Gain on transaction | 213 |

If the above combinations had taken place at the beginning of 2008, the Group's results would have been:

| | 2008 |
|---|---|
| | *(in US$ millions)* |
| Revenue | 27,977 |
| Profit before interest, taxation, depreciation and amortisation | 9,412 |
| Profit before interest and taxation | 6,035 |
| Profit for the year | 3,852 |

*Prior year business combinations*

Frieda River

In January 2007, the Group exercised an option to obtain a 73.7% interest in the Frieda River copper-gold porphyry in Papua New Guinea for US$14 million.

Tampakan

Following an announcement in late 2006, in March 2007 the Group completed the exercise of its option to acquire a 62.5% interest in Sagittarius Mines Inc (SMI) for US$47 million. SMI is the holder of Tampakan copper-gold project. The Group now has management control of the Tampakan project.

Narama

In August 2007, the Group acquired the remaining 50% interest in the Narama thermal coal mine in Australia from Iluka Resources Limited (Iluka) for US$58 million.

Cumnock Coal Limited

In September 2007, the Group acquired the 16% of Cumnock Coal Limited which it previously did not own for US$22 million. Cumnock Coal Limited is a coal mining company, which was listed on the Australian Stock Exchange.

### Austral Coal Limited

In October 2007 the Group acquired 85.85% of Austral Coal Limited (Austral) and obtained control of the company. By 21 December 2007, the Group had acquired the remaining 14.15% of the company. The total cost of these purchases was US$542 million. Austral owns the Tahmoor underground coking coal operation in the southern coalfields of New South Wales, Australia.

The acquisition accounting was provisional at 31 December 2007 due to the timing and complexity of the acquisition. In 2008 the acquisition accounting was finalised as follows:

| | Provisional fair value as previously reported | Fair value adjustments[a] | Fair value at acquisition |
|---|---|---|---|
| | | (in US$ millions) | |
| Property, plant and equipment | 729 | (49) | 680 |
| Prepayments | 6 | — | 6 |
| Inventories | 14 | — | 14 |
| Trade and other receivables | 18 | — | 18 |
| | 767 | (49) | 718 |
| Trade and other payables | (24) | — | (24) |
| Interest-bearing loans and borrowings | (167) | — | (167) |
| Provisions | (39) | (4) | (43) |
| Deferred tax liabilities | (165) | 91 | (74) |
| Net assets | 372 | 38 | 410 |
| Goodwill arising on acquisition[b] | 169 | (38) | 131 |
| | 541 | — | 541 |
| Consideration: | | | |
| Net cash acquired with the subsidiary | (1) | — | (1) |
| Cash paid | 512 | — | 512 |
| Contingent consideration | 30 | — | 30 |
| | 541 | — | 541 |

Notes:

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment, the recognition of tax losses and the resulting impact on minority interests.

(b) The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

The Group's share of Austral's loss from the date of acquisition to 31 December 2007 amounted to US$4 million.

### Mangoola

In October 2007 the Group acquired the Mangoola (formerly Anvil Hill) coal project from Centennial Coal Company Limited for US$468 million. The Mangoola coal project is located in the Upper Hunter Valley, Australia.

The acquisition accounting was provisional at 31 December 2007 due to the timing of the acquisition. In 2008 the acquisition accounting was finalised as follows:

| | Provisional fair value as previously reported | Fair value adjustments[(a)] | Fair value at acquisition |
|---|---|---|---|
| | | (in US$ millions) | |
| Property, plant and equipment | 502 | 15 | 517 |
| Deferred tax assets | 14 | 6 | 20 |
| | 516 | 21 | 537 |
| Provisions | (48) | (21) | (69) |
| Net assets | 468 | — | 468 |
| Consideration: | | | |
| Cash paid | 445 | — | 445 |
| Contingent consideration | 23 | — | 23 |
| | 468 | — | 468 |

Notes:

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment and provisions.

The Group's share of Mangoola's profit from the date of acquisition to 31 December 2007 amounted to US$nil.

Eland Platinum Holdings Limited

In November 2007, the Group acquired 100% of Eland Platinum Holdings Limited (Eland). Eland was previously listed on the Johannesburg stock exchange and holds an indirect 65% interest in the Elandsfontein platinum project. The Group also acquired an additional 9% interest in the Elandsfontein platinum project increasing the Group's interest in the project to 74%. In addition to the Elandsfontein platinum project, Eland has controlling interests in Madibeng Platinum (Pty) Ltd and Beestkraal Platinum Mines (Pty) Ltd. These companies own the rights to other platinum resources in South Africa. The total cost of the acquisition was US$1,113 million.

The acquisition accounting was provisional at 31 December 2007 due to the complexity and timing of the acquisition. In 2008 the acquisition accounting was finalised as follows:

| | Provisional fair value as previously reported | Fair value adjustments[(a)] | Fair value at acquisition |
|---|---|---|---|
| | | (in US$ millions) | |
| Property, plant and equipment | 1,556 | (41) | 1,515 |
| Inventories | 16 | — | 16 |
| Trade and other receivables | 4 | — | 4 |
| | 1,576 | (41) | 1,535 |
| Trade and other payables | (13) | — | (13) |
| Interest-bearing loans and borrowings | (86) | — | (86) |
| Provisions | (5) | — | (5) |
| Deferred tax liabilities | (400) | 12 | (388) |
| Income taxes payable | (1) | — | (1) |
| Net assets | 1,071 | (29) | 1,042 |
| Minority interests | (406) | 44 | (362) |
| Net attributable assets | 665 | 15 | 680 |
| Goodwill arising on acquisition[(b)] | 398 | (15) | 383 |
| | 1,063 | — | 1,063 |
| Consideration: | | | |
| Net cash acquired with the subsidiary | (50) | — | (50) |
| Cash paid | 1,113 | — | 1,113 |
| | 1,063 | — | 1,063 |

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment.

(b) The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

The Group's share of Eland's loss from the date of acquisition to 31 December 2007 amounted to US$4 million.

If the above combinations had taken place at the beginning of 2007, the Group's results would have been:

| | 2007 |
|---|---|
| | *(in US$ millions)* |
| Revenue | 29,256 |
| Profit before interest, taxation, depreciation and amortisation | 11,314 |
| Profit before interest and taxation | 9,141 |
| Profit for the year | 5,866 |

***Investment in associates***

*Current year investment in associates*

Lonmin plc

In August 2008, the Group acquired 16,706,481 common shares of Lonmin plc ("Lonmin") representing 10.7% of the common shares for consideration of US$1,084 million or GBP33 per share. In October 2008, the Group acquired a further 22,232,940 common shares representing 14.2% of the common shares of Lonmin for a consideration of US$794 million or GBP20 per share, increasing the Group's holding to 24.9% at a cost of US$1,878 million. This investment has been treated as an associate following the increase of the Group's holding in Lonmin to 24.9% (refer to note 20).

***Consolidated information***

The below information provides aggregate amounts of acquired assets and liabilities for all business combinations in 2008 and 2007:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Intangible assets | **62** | — |
| Property, plant and equipment | **4,260** | 2,922 |
| Inventories | **12** | 30 |
| Trade and other receivables | **105** | 38 |
| Investments in associates | **—** | — |
| Available-for-sale financial assets | **8** | — |
| Other financial assets | **11** | — |
| Deferred tax assets | **—** | 6 |
| Prepayments | **2** | 6 |
| | **4,460** | 3,002 |
| Trade and other payables | **(119)** | (46) |
| Interest-bearing loans and borrowings | **(14)** | (301) |
| Derivative financial liabilities | **(42)** | — |
| Provisions | **(214)** | (117) |
| Deferred tax liabilities | **(276)** | (469) |
| Income tax payable | **(7)** | (1) |
| Net assets | **3,788** | 2,068 |
| Minority interests | **(80)** | (385) |
| Net attributable assets | **3,708** | 1,683 |
| Goodwill | **232** | 536 |
| Net attributable assets including goodwill | **3,940** | 2,219 |
| Consideration: | | |
| Net cash acquired with the subsidiary | **(131)** | (52) |
| Acquisition costs | **161** | 3 |
| Cash paid | **3,624** | 2,179 |
| Net assets derecognised | 73 | — |
| Gains on restructure of DTJV | 213 | — |
| Contingent consideration | **—** | 89 |
| | **3,940** | 2,219 |

## 8. Discontinued operations and disposals

***Current year disposals***

*Resource Pacific Holdings Limited*

Following the acquisition of 89.8% of Resource Pacific in February 2008, 12% of the shares were sold in October 2008 at cost for US$122 million (refer to note 7).

*Douglas Tavistock Joint Venture*

In March 2008, the Group restructured its Douglas Tavistock Joint Venture ("DTJV") with BHP Billiton Energy Coal South Africa (BECSA) resulting in the disposal of the Group's interest in the joint venture (refer to note 7).

***Prior year disposals***

*Aluminium*

The Aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, resulting in the Group realising a gain of US$1 million after tax of US$12 million.

The results of the Aluminium business for the periods ended are presented below:

| | 2007 |
|---|---|
| | *(in US$ millions)* |
| Revenue | 542 |
| Cost of sales (before depreciation and amortisation) | (406) |
| Distribution costs | (9) |
| Administrative expenses | (7) |
| Profit before interest, taxation, depreciation and amortisation | 120 |
| Depreciation and amortisation — cost of sales | (31) |
| Profit before interest and taxation | 89 |
| Finance income | 2 |
| Finance costs | (2) |
| Profit before taxation | 89 |
| Income tax expense | (37) |
| Profit for the period from discontinued operation | 52 |
| Gain on disposal of the discontinued operation | 1 |
| Profit after tax for the period from discontinued operations | 53 |

The carrying value of the major classes of assets and liabilities at the date of the sale were:

| | at 18.05.07 |
|---|---|
| | *(in US$ millions)* |
| Intangible assets | 139 |
| Property, plant and equipment | 1,011 |
| Inventories | 215 |
| Trade and other receivables | 176 |
| Other financial assets | 31 |
| Trade and other payables | (92) |
| Interest-bearing loans and borrowings | (1) |
| Provisions | (37) |
| Pension deficit | (19) |
| Deferred tax liabilities | (298) |
| Income tax payable | (6) |
| Net assets | 1,119 |
| Cash inflow on disposal: | |
| Cash disposed of with the subsidiary | (6) |
| Cash received | 1,150 |
| Disposal costs | (24) |
| Net cash inflow | 1,120 |
| Gain on disposal of the discontinued operation | 1 |

Earnings per share from discontinued operations:

| | 2007 |
|---|---|
| | *(in US$ millions)* |
| Basic earnings per share | 0.06 |
| Diluted earnings per share | 0.05 |

The cash flows arising from the Aluminium business unit up to the date of sale were operational in nature and were materially the same as its profits.

*Cumnock Coal Limited*

Following the acquisition of 100% of the assets of Cumnock Coal in September 2007 (refer above), in December 2007 10% of the assets were sold for US$7 million.

***Consolidated information***

The below information is provided in aggregate for the 2008 and 2007 disposals:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Intangible assets | — | 139 |
| Property, plant and equipment | 92 | 1,018 |
| Inventories | 2 | 216 |
| Trade and other receivables | 4 | 176 |
| Financial assets | — | 31 |
| | 98 | 1,580 |
| Trade and other payables | (17) | (93) |
| Interest-bearing loans and borrowings | — | (1) |
| Provisions | (8) | (37) |
| Pension deficit | — | (19) |
| Deferred tax liabilities | 34 | (298) |
| Income tax payable | — | (6) |
| Net assets | 107 | 1,126 |
| Minority interests | 94 | — |
| Net attributable assets | 201 | 1,126 |
| Consideration: | | |
| Net cash disposed of with the subsidiary | — | (6) |
| Cash received | 128 | 1,150 |
| Disposal costs | — | (24) |
| Net assets obtained | 286 | — |
| Contingent consideration | — | 7 |
| Total consideration | 414 | 1,127 |
| Gain on disposal of the discontinued operations and restructure of DTJV | 213 | 1 |

## 9. Segmental Analysis

The Group's primary reporting format is business segments and its secondary format is geographical segments. The operating businesses are organised and managed separately according to the nature of the products produced, with each segment representing a strategic business unit that offers different products and serves different markets. Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties. The Group's geographical segments are determined by the location of the Group's assets and operations.

***Business segments***

The following tables present revenue and profit information and certain asset and liability information regarding the Group's business segments for the years ended 31 December 2008 and 2007.

| | For the year ended 31 December | | | | | |
|---|---|---|---|---|---|---|
| | **Before exceptional items** | **Exceptional items** | **2008** | **Before exceptional items** | **Exceptional items** | **2007** |
| | *(in US$ millions)* | | | | | |
| **Revenue** | | | | | | |
| External parties: | | | | | | |
| Coal — Thermal | **6,347** | **—** | **6,347** | 3,614 | — | 3,614 |
| Coal — Coking | **1,597** | **—** | **1,597** | 587 | — | 587 |
| Coal | **7,944** | **—** | **7,944** | 4,201 | — | 4,201 |
| Ferroalloys | **1,733** | **—** | **1,733** | 1,223 | — | 1,223 |
| Platinum | **269** | **—** | **269** | 129 | — | 129 |
| Copper | **11,464** | **—** | **11,464** | 12,794 | — | 12,794 |
| Nickel | **3,105** | **—** | **3,105** | 5,252 | — | 5,252 |
| Zinc Lead | **3,202** | **—** | **3,202** | 4,726 | — | 4,726 |
| Technology | **235** | **—** | **235** | 217 | — | 217 |
| **Revenue** (continuing operations) | **27,952** | **—** | **27,952** | 28,542 | — | 28,542 |
| Inter-segmental: | | | | | | |
| Coal | **9** | **—** | **9** | 3 | — | 3 |
| Copper | **76** | **—** | **76** | 65 | — | 65 |
| Nickel | **152** | **—** | **152** | 131 | — | 131 |
| Zinc Lead | **254** | **—** | **254** | 214 | — | 214 |
| Technology | **15** | **—** | **15** | — | — | — |
| Eliminations | **(506)** | **—** | **(506)** | (413) | — | (413) |
| Group revenues | **27,952** | **—** | **27,952** | 28,542 | — | 28,542 |
| Discontinued operations: | | | | | | |
| Aluminium | **—** | **—** | **—** | 542 | — | 542 |
| **Total** | **27,952** | **—** | **27,952** | 29,084 | — | 29,084 |

| | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| **Profit before interest, taxation, depreciation and amortisation (EBITDA)** | | | | | | |
| Coal — Thermal | **3,148** | **11** | **3,159** | 977 | — | 977 |
| Coal — Coking | **1,022** | **—** | **1,022** | 214 | — | 214 |
| Coal | **4,170** | **11** | **4,181** | 1,191 | — | 1,191 |
| Ferroalloys | **959** | **—** | **959** | 382 | — | 382 |
| Platinum | **135** | **8** | **143** | 66 | (25) | 41 |
| Copper | **3,160** | **—** | **3,160** | 4,987 | — | 4,987 |
| Nickel | **816** | **(165)** | **651** | 2,577 | 275 | 2,852 |
| Zinc Lead | **435** | **(53)** | **382** | 1,810 | — | 1,810 |
| Technology | **38** | **—** | **38** | 47 | — | 47 |
| Segment EBITDA (continuing operations) | **9,713** | **(199)** | **9,514** | 11,060 | 250 | 11,310 |
| Share of results from associates (net of tax, continuing operations): | | | | | | |
| Coal | **3** | **—** | **3** | 3 | — | 3 |
| Platinum | **—** | **(34)** | **(34)** | — | — | — |
| Zinc Lead | **9** | **—** | **9** | 12 | — | 12 |
| **EBITDA** (continuing operations) | **9,725** | **(233)** | **9,492** | 11,075 | 250 | 11,325 |
| Unallocated | **(68)** | **—** | **(68)** | (187) | — | (187) |
| | **9,657** | **(233)** | **9,424** | 10,888 | 250 | 11,138 |
| EBITDA (discontinuing operations): | | | | | | |
| Aluminium | **—** | **—** | **—** | 120 | 13 | 133 |
| **Total** | **9,657** | **(233)** | **9,424** | 11,008 | 263 | 11,271 |

| | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| **Depreciation and amortisation** | | | | | | |
| Depreciation: | | | | | | |
| Coal | **624** | **—** | **624** | 504 | — | 504 |
| Ferroalloys | **52** | **—** | **52** | 52 | — | 52 |
| Platinum | **35** | **—** | **35** | 7 | — | 7 |
| Copper | **863** | **—** | **863** | 824 | — | 824 |
| Nickel | **475** | **—** | **475** | 405 | — | 405 |
| Zinc Lead | **331** | **—** | **331** | 293 | — | 293 |
| Technology | **6** | **—** | **6** | 4 | — | 4 |
| **Depreciation and amortisation** (continuing operations) | **2,386** | **—** | **2,386** | 2,089 | — | 2,089 |
| Unallocated | **10** | **—** | **10** | 7 | — | 7 |
| | **2,396** | **—** | **2,396** | 2,096 | — | 2,096 |
| Discontinued operations: | | | | | | |
| Aluminium | **—** | **—** | **—** | 31 | — | 31 |
| **Total** | **2,396** | **—** | **2,396** | 2,127 | — | 2,127 |
| **Impairment of assets** | | | | | | |
| Ferroalloys | **—** | **18** | **18** | — | — | — |
| Copper | **—** | **463** | **463** | — | — | — |
| Nickel | **—** | **475** | **475** | — | — | — |
| Zinc Lead | **—** | **18** | **18** | — | — | — |
| **Total impairment of assets** (continuing operations) | **—** | **974** | **974** | — | — | — |

| | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | |
| **Profit before interest and taxation (EBIT)** | | | | | | |
| Segment result: | | | | | | |
| Coal — Thermal | **2,616** | **11** | **2,627** | 544 | — | 544 |
| Coal — Coking | **930** | **—** | **930** | 143 | — | 143 |
| Coal | **3,546** | **11** | **3,557** | 687 | — | 687 |
| Ferroalloys | **907** | **(18)** | **889** | 330 | — | 330 |
| Platinum | **100** | **8** | **108** | 59 | (25) | 34 |
| Copper | **2,297** | **(463)** | **1,834** | 4,163 | — | 4,163 |
| Nickel | **341** | **(640)** | **(299)** | 2,172 | 275 | 2,447 |
| Zinc Lead | **104** | **(71)** | **33** | 1,517 | — | 1,517 |
| Technology | **32** | **—** | **32** | 43 | — | 43 |
| Segment EBIT (continuing operations) | **7,327** | **(1,173)** | **6,154** | 8,971 | 250 | 9,221 |
| Share of results from associates (net of tax, continuing operations): | | | | | | |
| Coal | **3** | **—** | **3** | 3 | — | 3 |
| Platinum | **—** | **(34)** | **(34)** | — | — | — |
| Zinc Lead | **9** | **—** | **9** | 12 | — | 12 |
| **EBIT** (continuing operations) | **7,339** | **(1,207)** | **6,132** | 8,986 | 250 | 9,236 |
| Unallocated | **(78)** | **—** | **(78)** | (194) | — | (194) |
| | **7,261** | **(1,207)** | **6,054** | 8,792 | 250 | 9,042 |
| Finance income | **192** | **69** | **261** | 142 | 74 | 216 |
| Finance expense | **(852)** | **(295)** | **(1,147)** | (935) | (196) | (1,131) |
| Profit before taxation | **6,601** | **(1,433)** | **5,168** | 7,999 | 128 | 8,127 |
| Income tax expense | **(1,634)** | **330** | **(1,304)** | (2,301) | (10) | (2,311) |
| Profit from continuing operations | **4,967** | **(1,103)** | **3,864** | 5,698 | 118 | 5,816 |
| Profit after tax from discontinued operations: | | | | | | |
| Aluminium | **—** | **—** | **—** | 52 | 1 | 53 |
| **Total** | **4,967** | **(1,103)** | **3,864** | 5,750 | 119 | 5,869 |

| | At 31 December 2008 | At 31 December 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Total assets** | | |
| Before deferred tax assets and investments in associates: | | |
| Coal | **11,950** | 11,293 |
| Ferroalloys | **1,420** | 1,449 |
| Platinum | **1,642** | 2,138 |
| Copper | **18,050** | 19,825 |
| Nickel | **12,422** | 9,402 |
| Zinc Lead | **6,532** | 7,015 |
| Technology | **124** | 140 |
| Total segmental assets (continuing operations) | **52,140** | 51,262 |
| Unallocated* | **1,208** | 666 |
| Total | **53,348** | 51,928 |
| Deferred tax assets: | | |
| Coal | **2** | 2 |
| Ferroalloys | **1** | 2 |
| Zinc Lead | **—** | 3 |
| Total deferred tax assets (continuing operations) | **3** | 7 |
| Investment in associates: | | |
| Coal | **46** | 54 |
| Platinum | **1,788** | — |
| Zinc Lead | **129** | 132 |
| Total investment in associates (continuing operations) | **1,963** | 186 |
| **Total assets** | | |
| Coal | **11,998** | 11,349 |
| Ferroalloys | **1,421** | 1,451 |
| Platinum | **3,430** | 2,138 |
| Copper | **18,050** | 19,825 |
| Nickel | **12,422** | 9,402 |
| Zinc Lead | **6,661** | 7,150 |
| Technology | **124** | 140 |
| Total assets (from continuing operations) | **54,106** | 51,455 |
| Unallocated* | **1,208** | 666 |
| Total assets | **55,314** | 52,121 |

Notes:

* Includes corporate assets not directly attributable to business segments.

| | At 31 December 2008 | At 31 December 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Total liabilities** | | |
| Before tax liabilities, interest-bearing loans and borrowings: | | |
| Coal | **1,807** | 1,329 |
| Ferroalloys | **211** | 183 |
| Platinum | **39** | 20 |
| Copper | **1,989** | 2,438 |
| Nickel | **1,753** | 1,354 |
| Zinc Lead | **1,106** | 1,362 |
| Technology | **65** | 108 |
| Total segmental liabilities (continuing operations) | **6,970** | 6,794 |
| Unallocated | **1,246** | 589 |
| Total | **8,216** | 7,383 |
| Tax liabilities, interest-bearing loans and borrowings*: | | |
| Coal | **1,943** | 1,775 |
| Ferroalloys | **248** | 188 |
| Platinum | **274** | 435 |
| Copper | **1,779** | 3,059 |
| Nickel | **1,212** | 1,476 |
| Zinc Lead | **325** | 710 |
| Technology | **—** | 10 |
| Total tax liabilities, interest-bearing loans and borrowings (continuing operations) | **5,781** | 7,653 |
| Unallocated | **16,918** | 11,871 |
| Total | **22,699** | 19,524 |
| **Total liabilities** | | |
| Coal | **3,750** | 3,104 |
| Ferroalloys | **459** | 371 |
| Platinum | **313** | 455 |
| Copper | **3,768** | 5,497 |
| Nickel | **2,965** | 2,830 |
| Zinc Lead | **1,431** | 2,072 |
| Technology | **65** | 118 |
| Total liabilities (from continuing operations) | **12,751** | 14,447 |
| Unallocated | **18,164** | 12,460 |
| Total | **30,915** | 26,907 |

Notes:

* These liabilities are included in interest-bearing loans and borrowings, convertible borrowings, deferred tax liabilities and income taxes payable line items in the balance sheet.

| | At 31 December 2008 | At 31 December 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Net assets** | | |
| Before deferred tax assets and liabilities, investment in associates, interest-bearing loans and borrowings: | | |
| Coal | **10,143** | 9,964 |
| Ferroalloys | **1,209** | 1,266 |
| Platinum | **1,603** | 2,118 |
| Copper | **16,061** | 17,387 |
| Nickel | **10,669** | 8,048 |
| Zinc Lead | **5,426** | 5,653 |
| Technology | **59** | 32 |
| Total segmental net assets (continuing operations) | **45,170** | 44,468 |
| Unallocated* | **(38)** | 77 |
| Total | **45,132** | 44,545 |
| Deferred tax assets, tax liabilities, interest-bearing loans and borrowings: | | |
| Coal | **(1,941)** | (1,773) |
| Ferroalloys | **(247)** | (186) |
| Platinum | **(274)** | (435) |
| Copper | **(1,779)** | (3,059) |
| Nickel | **(1,212)** | (1,476) |
| Zinc Lead | **(325)** | (707) |
| Technology | **—** | (10) |
| Total (continuing operations) | **(5,778)** | (7,646) |
| Unallocated* | **(16,918)** | (11,871) |
| Total | **(22,696)** | (19,517) |
| Investment in associates: | | |
| Coal | **46** | 54 |
| Platinum | **1,788** | — |
| Zinc Lead | **129** | 132 |
| Total (continuing operations) | **1,963** | 186 |
| **Net assets** | | |
| Coal | **8,248** | 8,245 |
| Ferroalloys | **962** | 1,080 |
| Platinum | **3,117** | 1,683 |
| Copper | **14,282** | 14,328 |
| Nickel | **9,457** | 6,572 |
| Zinc Lead | **5,230** | 5,078 |
| Technology | **59** | 22 |
| **Net assets** (from continuing operations) | **41,355** | 37,008 |
| Unallocated* | **(16,956)** | (11,794) |
| Total | **24,399** | 25,214 |

Notes:

* Includes corporate assets and liabilities not directly attributable to business segments.

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Capital expenditure** | | |
| Sustaining: | | |
| Coal | **459** | 460 |
| Ferroalloys | **95** | 56 |
| Platinum | **6** | — |
| Copper | **557** | 425 |
| Nickel | **267** | 281 |
| Zinc Lead | **278** | 219 |
| Technology | **3** | 3 |
| **Total sustaining** (continuing operations) | **1,665** | 1,444 |
| Unallocated | **9** | 11 |
| | **1,674** | 1,455 |
| Discontinued operations | | |
| Aluminium | **—** | 12 |
| **Total** | **1,674** | 1,467 |
| Expansionary: | | |
| Coal | **745** | 347 |
| Ferroalloys | **13** | 47 |
| Platinum | **108** | 17 |
| Copper | **558** | 296 |
| Nickel | **1,645** | 424 |
| Zinc Lead | **377** | 285 |
| Technology | **3** | 1 |
| **Total expansionary** (continuing operations) | **3,449** | 1,417 |
| Discontinued operations | | |
| Aluminium | **—** | 1 |
| **Total** | **3,449** | 1,418 |
| Total capital expenditure: | | |
| Coal | **1,204** | 807 |
| Ferroalloys | **108** | 103 |
| Platinum | **114** | 17 |
| Copper | **1,115** | 721 |
| Nickel | **1,912** | 705 |
| Zinc Lead | **655** | 504 |
| Technology | **6** | 4 |
| **Total** (from continuing operations) | **5,114** | 2,861 |
| Unallocated | **9** | 11 |
| | **5,123** | 2,872 |
| Discontinued operations | | |
| Aluminium | **—** | 13 |
| **Total** | **5,123** | 2,885 |

The average number of employees, which includes Executive Directors and excludes contractors, during the year was as follows:

| | 2008 | 2007 |
|---|---|---|
| Coal | **9,622** | 9,179 |
| Ferroalloys | **8,374** | 7,525 |
| Platinum | **1,102** | 974 |
| Copper | **11,131** | 10,368 |
| Nickel | **4,520** | 4,738 |
| Zinc Lead | **5,029** | 4,734 |
| Technology | **162** | 137 |
| **Total** (continuing operations) | **39,940** | 37,655 |
| Unallocated | **109** | 103 |
| | **40,049** | 37,758 |
| Discontinued operations | | |
| Aluminium | **—** | 1,250 |
| **Total** | **40,049** | 39,008 |
| The average number of contractors during the year was as follows: | | |
| Coal | **8,680** | 6,156 |
| Ferroalloys | **4,869** | 4,261 |
| Platinum | **1,398** | 398 |
| Copper | **9,807** | 8,425 |
| Nickel | **2,148** | 1,332 |
| Zinc Lead | **1,316** | 1,684 |
| Technology | **69** | 65 |
| **Total** (continuing operations) | **28,287** | 22,321 |
| Unallocated | **4** | 5 |
| | **28,291** | 22,326 |
| Discontinued operations | | |
| Aluminium | **—** | 178 |
| **Total** | **28,291** | 22,504 |

### *Geographical segments*

The following tables present revenue and profit information and certain asset and liability information regarding the Group's geographical segments for the years ended 31 December 2008 and 2007.

| | For the year ended 31 December | | | | | |
|---|---|---|---|---|---|---|
| | **Before exceptional items** | **Exceptional items** | **2008** | **Before exceptional items** | **Exceptional items** | **2007** |
| | *(in US$ millions)* | | | | | |
| **Revenue by origin** | | | | | | |
| External parties: | | | | | | |
| Africa | **3,109** | **—** | **3,109** | 2,272 | — | 2,272 |
| Americas North | **7,394** | **—** | **7,394** | 10,448 | — | 10,448 |
| Americas South | **6,200** | **—** | **6,200** | 7,673 | — | 7,673 |
| Australasia | **8,512** | **—** | **8,512** | 5,490 | — | 5,490 |
| Europe | **2,737** | **—** | **2,737** | 2,659 | — | 2,659 |
| Revenue (continuing operations) | **27,952** | **—** | **27,952** | 28,542 | — | 28,542 |
| Discontinued operations: | | | | | | |
| Americas North | **—** | **—** | **—** | 542 | — | 542 |
| **Total** | **27,952** | **—** | **27,952** | 29,084 | — | 29,084 |
| **Revenue by destination** | | | | | | |
| External parties: | | | | | | |
| Africa | **725** | **—** | **725** | 449 | — | 449 |
| Americas North | **6,516** | **—** | **6,516** | 7,000 | — | 7,000 |
| Americas South | **1,415** | **—** | **1,415** | 1,582 | — | 1,582 |
| Asia | **9,894** | **—** | **9,894** | 8,594 | — | 8,594 |
| Australasia | **1,083** | **—** | **1,083** | 1,176 | — | 1,176 |
| Europe | **8,216** | **—** | **8,216** | 9,662 | — | 9,662 |
| Middle East | **103** | **—** | **103** | 79 | — | 79 |
| **Revenue** (continuing operations) | **27,952** | **—** | **27,952** | 28,542 | — | 28,542 |
| Discontinued operations: | | | | | | |
| Americas North | **—** | **—** | **—** | 542 | — | 542 |
| **Total** | **27,952** | **—** | **27,952** | 29,084 | — | 29,084 |

| | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| **EBITDA** | | | | | | |
| Africa | **1,636** | **19** | **1,655** | 683 | (25) | 658 |
| Americas North | **761** | **(165)** | **596** | 2,799 | 275 | 3,074 |
| Americas South | **2,719** | **—** | **2,719** | 4,614 | — | 4,614 |
| Australasia | **4,229** | **(53)** | **4,176** | 2,475 | — | 2,475 |
| Europe | **368** | **—** | **368** | 489 | — | 489 |
| Segment EBITDA (continuing operations) | **9,713** | **(199)** | **9,514** | 11,060 | 250 | 11,310 |
| Share of results from associates (net of tax, continuing operations): | | | | | | |
| Americas North | **9** | **—** | **9** | 12 | — | 12 |
| Africa | **—** | **(34)** | **(34)** | — | — | — |
| Australasia | **3** | **—** | **3** | 3 | — | 3 |
| **EBITDA** (continuing operations) | **9,725** | **(233)** | **9,492** | 11,075 | 250 | 11,325 |
| Unallocated | **(68)** | **—** | **(68)** | (187) | — | (187) |
| | **9,657** | **(233)** | **9,424** | 10,888 | 250 | 11,138 |
| EBITDA (discontinued operations) | | | | | | |
| Americas North | **—** | **—** | **—** | 120 | 13 | 133 |
| **Total** | **9,657** | **(233)** | **9,424** | 11,008 | 263 | 11,271 |

| | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| **Depreciation and amortisation** | | | | | | |
| Africa | **219** | **—** | **219** | 185 | — | 185 |
| Americas North | **508** | **—** | **508** | 584 | — | 584 |
| Americas South | **723** | **—** | **723** | 751 | — | 751 |
| Australasia | **789** | **—** | **789** | 526 | — | 526 |
| Europe | **147** | **—** | **147** | 43 | — | 43 |
| **Depreciation and amortisation** (from continuing operations) | **2,386** | **—** | **2,386** | 2,089 | — | 2,089 |
| Unallocated | **10** | **—** | **10** | 7 | — | 7 |
| | **2,396** | **—** | **2,396** | 2,096 | — | 2,096 |
| Discontinued operations: | | | | | | |
| Americas North | **—** | **—** | **—** | 31 | — | 31 |
| **Total** | **2,396** | **—** | **2,396** | 2,127 | — | 2,127 |
| **Impairment of assets** | | | | | | |
| Africa | **—** | **18** | **18** | — | — | — |
| Americas North | **—** | **247** | **247** | — | — | — |
| Americas South | **—** | **691** | **691** | — | — | — |
| Australasia | **—** | **18** | **18** | — | — | — |
| **Total impairment of assets** (continuing operations) | **—** | **974** | **974** | — | — | — |

| | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| **EBIT** | | | | | | |
| Segment result: | | | | | | |
| Africa | **1,417** | **1** | **1,418** | 498 | (25) | 473 |
| Americas North | **253** | **(412)** | **(159)** | 2,215 | 275 | 2,490 |
| Americas South | **1,996** | **(691)** | **1,305** | 3,863 | — | 3,863 |
| Australasia | **3,440** | **(71)** | **3,369** | 1,949 | — | 1,949 |
| Europe | **221** | **—** | **221** | 446 | — | 446 |
| Segment EBIT (continuing operations) | **7,327** | **(1,173)** | **6,154** | 8,971 | 250 | 9,221 |
| Share of results from associates (net of tax, continuing operations): | | | | | | |
| Americas North | **3** | **—** | **3** | 12 | — | 12 |
| Africa | **—** | **(34)** | **(34)** | — | — | — |
| Australasia | **9** | **—** | **9** | 3 | — | 3 |
| **EBIT** (continuing operations) | **7,339** | **(1,207)** | **6,132** | 8,986 | 250 | 9,236 |
| Unallocated | **(78)** | **—** | **(78)** | (194) | — | (194) |
| | **7,261** | **(1,207)** | **6,054** | 8,792 | 250 | 9,042 |
| Finance income | **192** | **69** | **261** | 142 | 74 | 216 |
| Finance expense | **(852)** | **(295)** | **(1,147)** | (935) | (196) | (1,131) |
| Profit before taxation | **6,601** | **(1,433)** | **5,168** | 7,999 | 128 | 8,127 |
| Income tax expense | **(1,634)** | **330** | **(1,304)** | (2,301) | (10) | (2,311) |
| Profit from continuing operations | **4,967** | **(1,103)** | **3,864** | 5,698 | 118 | 5,816 |
| Profit after tax from discontinued operations: | | | | | | |
| Americas North | **—** | **—** | **—** | 52 | 1 | 53 |
| **Total** | **4,967** | **(1,103)** | **3,864** | 5,750 | 119 | 5,869 |

| | At 31 December 2008 | At 31 December 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Total assets** | | |
| Africa | **7,850** | 6,330 |
| Americas North | **7,344** | 9,835 |
| Americas South | **17,785** | 18,023 |
| Australasia | **15,529** | 12,398 |
| Europe | **2,867** | 2,138 |
| Total segmental assets (continuing operations) | **51,375** | 48,724 |
| Unallocated* | **3,939** | 3,397 |
| Total | **55,314** | 52,121 |
| **Total liabilities** | | |
| Africa | **2,027** | 1,891 |
| Americas North | **2,670** | 3,623 |
| Americas South | **3,967** | 4,464 |
| Australasia | **3,715** | 3,945 |
| Europe | **372** | 524 |
| Total (continuing operations) | **12,751** | 14,447 |
| Unallocated* | **18,164** | 12,460 |
| Total | **30,915** | 26,907 |
| **Net assets** | | |
| Africa | **5,823** | 4,439 |
| Americas North | **4,674** | 6,212 |
| Americas South | **13,818** | 13,559 |
| Australasia | **11,814** | 8,453 |
| Europe | **2,495** | 1,614 |
| Total (continuing operations) | **38,624** | 34,277 |
| Unallocated* | **(14,225)** | (9,063) |
| **Total** | **24,399** | 25,214 |

Notes:

* Includes corporate assets and liabilities not directly attributable to business segments.

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Capital expenditure** | | |
| Sustaining: | | |
| Africa | **228** | 184 |
| Americas North | **348** | 371 |
| Americas South | **415** | 264 |
| Australasia | **600** | 588 |
| Europe | **74** | 37 |
| **Total sustaining** (continuing operations) | **1,665** | 1,444 |
| Unallocated | **9** | 11 |
| | **1,674** | 1,455 |
| Discontinued operations: | | |
| Americas North | **—** | 12 |
| **Total** | **1,674** | 1,467 |
| Expansionary: | | |
| Africa | **392** | 221 |
| Americas North | **568** | 311 |
| Americas South | **460** | 278 |
| Australasia | **1,985** | 585 |
| Europe | **44** | 22 |
| **Total expansionary** (continuing operations) | **3,449** | 1,417 |
| Discontinued operations: | | |
| Americas North | **—** | 1 |
| **Total** | **3,449** | 1,418 |
| Total: | | |
| Africa | **620** | 405 |
| Americas North | **916** | 682 |
| Americas South | **875** | 542 |
| Australasia | **2,585** | 1,173 |
| Europe | **118** | 59 |
| **Total** (continuing operations) | **5,114** | 2,861 |
| Unallocated | **9** | 11 |
| | **5,123** | 2,872 |
| Discontinued operations: | | |
| Americas North | **—** | 13 |
| Total | **5,123** | 2,885 |

The average number of employees, which includes Executive Directors and excludes contractors, during the year was as follows:

| | 2008 | 2007 |
|---|---|---|
| Africa | **14,095** | 13,372 |
| Americas North | **7,635** | 7,250 |
| Americas South | **7,852** | 8,048 |
| Australasia | **8,301** | 7,462 |
| Europe | **2,057** | 1,523 |
| **Total** (continuing operations) | **39,940** | 37,655 |
| Unallocated | **109** | 103 |
| | **40,049** | 37,758 |
| Discontinued operations: | | |
| Americas North | **—** | 1,250 |
| **Total** | **40,049** | 39,008 |
| The average number of contractors during the year was as follows: | | |
| Africa | **11,823** | 7,789 |
| Americas North | **1,871** | 1,847 |
| Americas South | **8,790** | 7,980 |
| Australasia | **5,516** | 4,465 |
| Europe | **287** | 240 |
| **Total** (continuing operations) | **28,287** | 22,321 |
| Unallocated | **4** | 5 |
| | **28,291** | 22,326 |
| Discontinued operations: | | |
| Americas North | **—** | 178 |
| Total | **28,291** | 22,504 |

## 10. Revenue and Expenses

*Revenue and expenses*

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| **Revenue and expenses** | | |
| Continuing operations: | | |
| Revenue — sales of goods | **27,952** | 28,542 |
| Less cost of sales — after depreciation and amortisation and impairment of assets | **(19,347)** | (17,582) |
| Gross profit | **8,605** | 10,960 |
| Administrative expenses — after depreciation and amortisation and impairment of assets | **342** | 744 |
| Inventory recognised as an expense | **19,347** | 17,582 |
| Operating lease rental expense — minimum lease payments | **49** | 27 |
| Royalties paid | **724** | 630 |
| Research and development | **6** | 6 |
| Discontinued operations: | | |
| Revenue — sales of goods | **—** | 542 |
| Less cost of sales — after depreciation and amortisation and impairment of assets | **—** | (437) |
| Gross profit | **—** | 105 |
| Inventory recognised as an expense | **—** | 437 |
| Operating lease rental expense — minimum lease payments | **—** | 1 |
| Royalties paid | **—** | 1 |

***Depreciation and amortisation***

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Depreciation and amortisation** | | |
| Continuing operations: | | |
| Depreciation of owned assets | **2,271** | 1,980 |
| Depreciation of assets held under finance leases and hire purchase contracts | **15** | 14 |
| Total depreciation from continuing operations | **2,286** | 1,994 |
| Amortisation of intangible assets | **110** | 102 |
| Total depreciation and amortisation from continuing operations | **2,396** | 2,096 |
| Discontinued operations: | | |
| Depreciation of owned assets | **—** | 31 |
| Total depreciation | **2,396** | 2,127 |

***Employee costs including Directors' emoluments*** (refer to the Directors' Remuneration Report on pages 104 to 107 of the Xstrata Annual Report and Accounts 2008 for details)

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Continuing operations: | | |
| Wages and salaries | **2,573** | 2,164 |
| Pension and other post-retirement benefit costs (refer to note 35) | **188** | 154 |
| Social security and other benefits | **150** | 125 |
| Share-based compensation plans (refer to note 35) | **6** | 106 |
| Employee costs from continuing operations | **2,917** | 2,549 |
| Discontinued operations: | | |
| Wages and salaries | **—** | 54 |
| Pension and other post-retirement benefit costs (refer to note 35) | **—** | 2 |
| Employee costs from discontinued operations | **—** | 56 |
| Total Employee costs | **2,917** | 2,605 |

***Auditors' remuneration***

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Auditors' remuneration[(a)]: | | |
| —Group auditors — UK | **1** | 1 |
| —Group auditors — overseas | **11** | 10 |
| | **12** | 11 |
| Amounts paid to auditors for other work: | | |
| Group auditors[(b)] | | |
| —Corporate finance transactions[(c)] | **3** | 10 |
| —Taxation[(d)] | **3** | 3 |
| —Other[(e)] | **2** | 1 |
| | **8** | 14 |
| Other audit firms | | |
| —Internal audit | **1** | 2 |
| —Other[(f)] | **4** | 1 |
| | **5** | 3 |

Notes:

(a) The Group audit fee includes US$45,000 (2007: US$42,000) in respect of the parent company.

(b) Included in other fees to auditors is US$1 million (2007: US$1 million) relating to the Company and its UK subsidiaries.

(c) 2008 amounts relate to the 2008 acquisitions, other transactional opportunities reviewed by the Group and the ongoing integration of previous acquisitions.

(d) Includes corporate tax compliance and advisory services.
(e) Primarily relates to accounting advice and non-statutory assurance services.
(f) Includes tax advisory services, accounting assistance and acquisition due diligence.

The Corporate Governance Report set out on pages 91 to 97 of the Xstrata Annual Report and Accounts 2008 details the Group's policy with regard to the independence and objectivity of the external and internal auditors and the provision and approval of non-audit services provided by the external auditors.

***Finance income***

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Continuing operations: | | |
| Bank interest | **65** | 101 |
| Dividends | **2** | 4 |
| Interest — other | **125** | 37 |
| Finance income before exceptional items from continuing operations | **192** | 142 |
| Foreign currency gains on bank loans* | **20** | — |
| Recycled gains from the foreign currency translation reserve | **49** | 74 |
| Exceptional finance income from continuing operations | **69** | 74 |
| Total finance income from continuing operations | **261** | 216 |
| Discontinued operations: | | |
| Bank interest | **—** | 2 |
| Total finance income | **261** | 218 |

***Finance costs***

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Continuing operations: | | |
| Amortisation of loan issue costs | **9** | 24 |
| Convertible borrowings amortised cost charge | **4** | 3 |
| Discount unwinding | **109** | 90 |
| Finance charges payable under finance leases and hire purchase contracts | **6** | 11 |
| Interest on bank loans and overdrafts | **307** | 394 |
| Interest on convertible borrowings and capital market notes | **393** | 366 |
| Interest on minority interest loans | **6** | 6 |
| Interest on preference shares | **15** | 18 |
| Interest — other | **3** | 23 |
| Finance cost before exceptional items from continuing operations | **852** | 935 |
| Foreign currency losses on bank loans* | **—** | 34 |
| Recycled losses from the foreign currency translation reserve | **295** | 102 |
| Loan issue costs written off on facility refinancing | **—** | 60 |
| Exceptional finance cost from continuing operations | **295** | 196 |
| Total finance cost from continuing operations | **1,147** | 1,131 |
| Discontinued operations: | | |
| Discount unwinding | **—** | 1 |
| Interest on bank loans and overdrafts | **—** | 1 |
| Total finance cost | **1,147** | 1,133 |

Notes:

* These amounts relate to foreign currency gains and losses on non-US$ borrowings, predominantly CAD borrowings.

Total interest income and expense (calculated using the effective interest method) for financial assets and liabilities not at fair value through the profit and loss are US$190 million (2007: US$140 million) and US$730 million (2007: US$819 million) respectively.

***Exceptional items***

*Impairment of assets*

The Group completed impairment testing for all its cash-generating units at 31 December 2008 and identified that certain assets were impaired. Ferroalloys minerals reserves were impaired by US$18 million. The Falcondo ferronickel assets in the Dominican Republic were impaired by US$455 million, including goodwill of US$176 million, and the Sudbury nickel assets were impaired by US$20 million. The impairment charge relating to Falcondo follows the decision to place the operation on prolonged care and maintenance. The Kidd Creek copper operations in Canada were impaired by US$227 million following a re-evaluation of closure and rehabilitation costs. The Altonorte and Lomas Bayas copper operations in Chile recognised impairment charges against their carrying value of property, plant and equipment assets of US$92 million and US$144 million (including goodwill of US$37 million) respectively. These impairment charges have been mainly caused by weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements. The Lennard Shelf zinc joint venture assets were impaired by US$18 million. A net impairment charge of US$34 million was recorded in respect of the Group's investment in Lonmin following the changes in foreign exchange rates and commodity prices that have occurred since the acquisition date (refer to note 15).

*Inventory write downs*

Nickel inventory net realisable value write downs of US$93 million were recognised due to reduced prices at year end.

*Liability fair value adjustment*

An expense of US$194 million (2007: US$25 million) has been recognised due to the impact of increasing coal prices on the fair value of the liabilities to African Rainbow Minerals Limited (ARM) and the black economic empowerment disposal to Kagiso of an interest in the Mototolo joint venture (refer note 31).

*Profit on restructure of joint venture*

A gain of US$213 million was recognised in relation to the restructure of the Group's interest in the Douglas Tavistock Joint Venture (refer to note 7).

*Restructuring and closure costs*

Asset write downs and closure costs of US$125 million were recognised, including the closure of the Lennard Shelf zinc joint venture in Australia (US$53 million), corporate office downsizing (US$8 million), the suspension of operations at the Falcondo ferronickel operations in the Dominican Republic (US$12 million) and the closure of Craig and Thayer-Lindsley nickel mines (US$52 million) ahead of schedule to be replaced by the new, lower cost Nickel Rim South and Fraser Morgan mines in Canada.

*Income and costs of acquisition-related activities*

In March 2007 the Group made a cash offer to purchase LionOre Mining International Limited (LionOre), a Canadian listed nickel and gold mining company. In May 2007 OJSC MMC Norilsk Nickel announced a higher cash offer and on 1 June 2007, the Group announced it would not increase its offer price. LionOre terminated the support agreement for the Group's offer and made a termination payment to the Group of CAD305 million (US$284 million) in June 2007. The Group incurred acquisition costs of US$9 million in relation to the offer for LionOre.

*Income tax benefit*

The Group realised an exceptional tax benefit of US$330 million primarily as a result of the impairment of assets, restructuring and closure costs and inventory write downs.

*Profit on sale of operations*

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| Discontinued operations: | | |
| Aluminium | — | 1 |
| | — | 1 |

The Aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, realising a gain of US$1 million after tax (refer to note 8).

## 11. Income Taxes

### *Income tax charge*

Significant components of income tax expense for the years ended:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Consolidated income statement** | | |
| Current tax: | | |
| Based on taxable income of the current year | **1,702** | 2,183 |
| Prior year under/(over) provision | **29** | (14) |
| Total current taxation charge for the year | **1,731** | 2,169 |
| Deferred taxation: | | |
| Origination and reversal of temporary differences | **(398)** | 276 |
| Change in tax rates | **(37)** | (91) |
| Prior year under provision | **8** | 6 |
| Total deferred taxation charge for the year | **(427)** | 191 |
| Total taxation charge | **1,304** | 2,360 |
| Total taxation attributable to continuing operations | **1,304** | 2,311 |
| Income tax attributable to discontinued operations | **—** | 49 |
| Total taxation charge reported in the consolidated income statement | **1,304** | 2,360 |
| **UK taxation included above:** | | |
| Current tax | **3** | 10 |
| Deferred tax | **3** | 4 |
| Total taxation charge | **6** | 14 |
| **Recognised directly in equity** | | |
| Deferred tax: | | |
| Available-for-sale financial assets | **(4)** | 16 |
| Cash flow hedges | **25** | (15) |
| Other equity classified items | **(102)** | 6 |
| Total taxation charge/(credit) reported in equity | **(81)** | 7 |

The amounts above include the tax charge attributable to exceptional items.

A reconciliation of income tax expense applicable to accounting profit before income tax at the weighted average statutory income tax rate to income tax expense at the Group average effective income tax rate for the years ended is as follows:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Profit before taxation from continuing operations | **5,168** | 8,127 |
| Profit before taxation from discontinued operations | **—** | 102 |
| Profit before taxation | **5,168** | 8,229 |
| At average statutory income tax rate 25.0% (2007: 25.2%) | **1,292** | 2,075 |
| Goodwill impairment | **94** | — |
| Mining and other taxes | **(59)** | 214 |
| Foreign currency gains and losses | **(143)** | 156 |
| Non-deductible expenses | **88** | 81 |
| Non-taxable capital gains and losses | **48** | (53) |
| Rebatable dividends received | **(1)** | (3) |
| Research and development allowances | **(20)** | (9) |
| Change in tax rates | **(37)** | (91) |
| Prior year under/(over) provision | **37** | (8) |
| Other | **5** | (2) |
| At average effective income tax rate | **1,304** | 2,360 |
| Total taxation charge reported in consolidated income statement | **1,304** | 2,311 |
| Income tax attributable to discontinued operations | **—** | 49 |
| At average effective income tax rate | **1,304** | 2,360 |

The above reconciling items are disclosed at the tax rates that apply in the country where they have arisen.

The average statutory income tax rate is the average of the standard income tax rates applicable in the countries in which the Group operates, weighted by the profit/(loss) before tax of the subsidiaries in the respective countries as included in the consolidated accounts.

The change in the average statutory income tax rate is due to the variation in the weight of subsidiaries' profits, by various changes in the enacted standard income tax rates and due to the acquisition of subsidiaries in countries with different tax rates.

***Deferred income taxes***

Deferred tax assets are recognised for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilised.

***Unrecognised tax losses***

The Group has unrecognised deferred tax assets in relation to tax losses that are available indefinitely of US$14 million (2007: US$9 million) to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time. There are no other deductible temporary differences that have not been recognised at balance sheet date.

***Temporary differences associated with Group investments***

At 31 December 2008, there was US$nil recognised deferred tax liability (2007: US$nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries, associates or joint ventures as:

- the Group has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;
- the profits of the associates will not be distributed until they obtain the consent of the Group; and
- the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries.

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognised amount to US$1,497 million (2007: US$2,218 million).

There are no income tax consequences for the Group attaching to the payment of dividends by the Company to its shareholders.

The deferred tax assets/(liabilities) included in the balance sheet is as follows:

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| Tax losses | **273** | 242 |
| Employee provisions | **74** | 62 |
| Other provisions | **201** | 460 |
| Rehabilitation and closure | **152** | 139 |
| Accelerated depreciation | **(5,767)** | (6,322) |
| Coal export rights | **(195)** | (260) |
| Other intangibles | **(97)** | (96) |
| Government grants | **(12)** | (14) |
| Deferred stripping | **(95)** | (77) |
| Trade and other payables/receivables | **206** | 36 |
| Available-for-sale financial assets | **(25)** | (27) |
| Other equity related items | **49** | 3 |
| Other | **(5)** | (86) |
| | **(5,241)** | (5,940) |
| Represented on the face of the balance sheet as: | | |
| Deferred tax assets | **3** | 7 |
| Deferred tax liabilities | **(5,244)** | (5,947) |
| | **(5,241)** | (5,940) |

Deferred tax assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

The deferred tax included in the Group income statement is as follows:

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| Tax losses | **(64)** | (185) |
| Employee provisions | **(25)** | (11) |
| Other provisions | **323** | (17) |
| Rehabilitation and closure | **(37)** | (16) |
| Accelerated depreciation | **(385)** | 360 |
| Deferred stripping | **39** | 27 |
| Trade and other payables/receivables | **(201)** | (27) |
| Other | **(77)** | 50 |
| From continuing operations | **(427)** | 181 |
| From discontinued operations | **—** | 10 |
| | **(427)** | 191 |

### *Tax audits*

The Group periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Group recorded its best estimate of the tax liability, including related interest charges, in the current tax liability. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws. Whilst management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made, or resolved, or when the status of limitation lapses. The final outcome of tax examinations may result in a materially different outcome than assumed in the tax liabilities.

## 12. Earnings Per Share

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Continuing operations: | | |
| Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations | **4,698** | 5,372 |
| Exceptional items from continuing operations | **(1,103)** | 118 |
| Profit attributable to ordinary equity holders of the parent from continuing operations | **3,595** | 5,490 |
| Interest in respect of convertible borrowings | **19** | 16 |
| Profit attributable to ordinary equity holders of the parent for diluted earnings per share from continuing operations | **3,614** | 5,506 |
| Total operations: | | |
| Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations | **4,698** | 5,372 |
| Exceptional items from continuing operations | **(1,103)** | 118 |
| Profit attributable to ordinary equity holders of the parent from continuing operations | **3,595** | 5,490 |
| Profit attributable to ordinary equity holders of the parent from discontinued operations | **—** | 53 |
| Profit attributable to ordinary equity holders of the parent | **3,595** | 5,543 |
| Interest in respect of convertible borrowings | **19** | 16 |
| Profit attributable to ordinary equity holders of the parent for diluted earnings per share | **3,614** | 5,559 |
| Weighted average number of shares (000) excluding own shares: | | |
| For basic earnings per share | **958,667** | 959,549 |
| Effect of dilution: | | |
| — Free shares and share options (000) | **6,224** | 9,196 |
| — Convertible borrowings | **13,571** | 17,418 |
| For diluted earnings per share | **978,462** | 986,163 |
| Basic earnings per share (US$) | | |
| Continuing operations: | | |
| — before exceptional items | **4.90** | 5.60 |
| — exceptional items | **(1.15)** | 0.12 |
| | **3.75** | 5.72 |
| Discontinued operations: | | |
| — before exceptional items | **—** | 0.06 |
| — exceptional items | **—** | — |
| | **—** | 0.06 |
| Total: | | |
| — before exceptional items | **4.90** | 5.66 |
| — exceptional items | **(1.15)** | 0.12 |
| | **3.75** | 5.78 |
| Diluted earnings per share (US$) | | |
| Continuing operations: | | |
| — before exceptional items | **4.82** | 5.47 |
| — exceptional items | **(1.13)** | 0.12 |
| | **3.69** | 5.59 |
| Discontinued operations: | | |
| — before exceptional items | **—** | 0.05 |
| — exceptional items | **—** | — |
| | **—** | 0.05 |
| Total: | | |
| — before exceptional items | **4.82** | 5.52 |
| — exceptional items | **(1.13)** | 0.12 |
| | **3.69** | 5.64 |

Basic earnings per share is calculated by dividing the net profit for the year attributable to the equity holders of the parent company by the weighted average number of ordinary shares outstanding for the year, excluding own shares. Adjustments are made for continuing and discontinued operations and before exceptional items and after exceptional items as outlined above, to present a meaningful basis for analysis.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if Director and employee free shares and share options are exercised and the convertible bonds are converted into ordinary shares. An adjustment is also made to net profit for the interest in respect of the convertible borrowings.

## 13. Dividends Paid and Proposed

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Declared and paid during the year: | | |
| Final dividend for 2007 — 34 cents per ordinary share (2006 — 30 cents per ordinary share). . | 327 | 290 |
| Interim dividend for 2008 — 18 cents per ordinary share (2007 — 16 cents per ordinary share). . | 172 | 153 |
| | 499 | 443 |
| Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December): | | |
| Final dividend for 2008 — nil cents per ordinary share (2007 — 34 cents per ordinary share) . . | — | 326 |

The 2008 interim dividend was paid on 10 October 2008.

As stated in note 26, own shares held in the ESOP and by the ECMP have waived the right to receive dividends.

## 14. Intangible Assets

| | Export rights* | Goodwill*† | Technology patents* | Feed contract* | Hydro electricity rights* | Other | 2008 |
|---|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | | |
| At 1 January 2008 | 974 | 7,336 | 56 | 359 | 501 | 103 | 9,329 |
| Acquisitions | 62 | 232 | — | — | — | — | 294 |
| Additions | — | — | — | — | — | 54 | 54 |
| Amortisation charge | (27) | — | (4) | (62) | — | (17) | (110) |
| Impairment charge | — | (213) | — | — | — | — | (213) |
| Translation adjustments | (237) | (209) | (10) | — | — | — | (456) |
| At 31 December 2008 | 772 | 7,146 | 42 | 297 | 501 | 140 | 8,898 |
| At 1 January 2008: | | | | | | | |
| Cost | 1,007 | 9,160 | 72 | 425 | 501 | 131 | 11,296 |
| Accumulated amortisation | (33) | (1,824) | (16) | (66) | — | (28) | (1,967) |
| Net carrying amount | 974 | 7,336 | 56 | 359 | 501 | 103 | 9,329 |
| At 31 December 2008: | | | | | | | |
| Cost | 822 | 9,183 | 58 | 425 | 501 | 180 | 11,169 |
| Accumulated amortisation | (50) | (2,037) | (16) | (128) | — | (40) | (2,271) |
| Net carrying amount | 772 | 7,146 | 42 | 297 | 501 | 140 | 8,898 |

| | Export rights* | Goodwill*† | Technology patents* | Feed contract* | Hydro electricity rights* | Other | 2007 |
|---|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | | |
| At 1 January 2007 | 989 | 6,916 | 53 | 413 | 501 | 90 | 8,962 |
| Acquisitions | — | 536 | — | — | — | — | 536 |
| Additions | — | — | — | — | — | 32 | 32 |
| Reclassifications | — | — | — | — | — | (5) | (5) |
| Amortisation charge | (32) | — | (3) | (54) | — | (13) | (102) |
| Disposals (refer to note 8) | — | (139) | — | — | — | — | (139) |
| Translation adjustments | 17 | 23 | 6 | — | — | (1) | 45 |
| At 31 December 2007 | 974 | 7,336 | 56 | 359 | 501 | 103 | 9,329 |
| At 1 January 2007: | | | | | | | |
| Cost | 989 | 8,740 | 64 | 425 | 501 | 105 | 10,824 |
| Accumulated amortisation | — | (1,824) | (11) | (12) | — | (15) | (1,862) |
| Net carrying amount | 989 | 6,916 | 53 | 413 | 501 | 90 | 8,962 |
| At 31 December 2007: | | | | | | | |
| Cost | 1,007 | 9,160 | 72 | 425 | 501 | 131 | 11,296 |
| Accumulated amortisation | (33) | (1,824) | (16) | (66) | — | (28) | (1,967) |
| Net carrying amount | 974 | 7,336 | 56 | 359 | 501 | 103 | 9,329 |

Notes:

* Purchased as part of business combinations.

† Restated for revisions to the provisional Austral and Eland acquisition accounting (refer to note 7).

The Group has a 20.91% interest in the service organisation, Richards Bay Coal Terminal Company Limited, acquired in a business combination, through which the shareholders gain access to export markets enabling them to realise higher coal sales prices than in the domestic market. The export rights are amortised based on a units-of-production method.

The Group acquired the right to market to third parties various leading technologies for the mining, mineral processing and metals extraction industries, in a business combination. The technology patents are amortised over their useful economic lives of 20 years to June 2023.

The Group acquired hydroelectricity rights will be amortised over the expected life of the operation, currently estimated as being 40 years following the completion of construction.

A long-term feed contract is being amortised over an 8 year period.

Other intangible assets mainly comprise computer software and software development that are being amortised over their useful economic lives of between 3 to 5 years.

## 15. Impairment Testing

***Goodwill***

Goodwill has been allocated to a cash-generating unit ("CGU") or groups of cash-generating units no larger than the reportable segment which are expected to benefit from the related acquisitions. The carrying values of goodwill by cash-generating unit are as follows:

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| Chrome — Africa | **35** | 47 |
| Copper — Americas | **1,185** | 1,185 |
| Zinc Lead | **1,546** | 1,546 |
| Zinc Lead — Europe | **212** | 222 |
| | **2,978** | 3,000 |

The following goodwill balances result from the requirement on an acquisition to recognise a deferred tax liability, calculated as the difference between the tax effect of the fair value of the acquired assets and liabilities and their tax bases. For the purposes of testing this goodwill for impairment, any of the related deferred tax liabilities recognised on acquisition that have not yet been utilised are treated as part of the relevant CGU or group of CGUs.

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Coal — Australia | **233** | 125 |
| Coal — Americas South | **464** | 464 |
| Copper — Americas South* | **1,500** | 1,537 |
| Copper — Australasia | **151** | 151 |
| Nickel — Americas North | **856** | 856 |
| Nickel — Americas South* | **119** | 295 |
| Nickel — Africa | **78** | 78 |
| Nickel — Australasia | **79** | 34 |
| Platinum — Africa | **284** | 384 |
| Zinc Lead — Americas North | **244** | 244 |
| Zinc Lead — Americas South | **160** | 160 |
| Zinc Lead — Australasia | **—** | 8 |
| | **4,168** | 4,336 |
| | **7,146** | 7,336 |

Notes:

* Net of 2008 impairment loss discussed below.

The Group performs goodwill impairment testing on an annual basis and at the reporting date if there are indicators of impairment. The most recent test was undertaken at 31 December 2008.

In assessing whether goodwill has been impaired, the carrying amount of the cash-generating unit or reportable segment is compared with its recoverable amount.

*2008 testing*

The goodwill impairment expense recognised as an exceptional item in the income statement (refer to note 10), relate to the following:

| | Impairment method | 2008 |
|---|---|---|
| | *(in US$ millions)* | |
| Copper — Americas South | FVLCS | **37** |
| Nickel — Americas South | FVLCS | **176** |
| | | **213** |

For the purpose of goodwill impairment testing, recoverable amounts have been determined based on 'fair value less costs to sell' ("FVLCS") calculations, with the exception of Coal — Australia goodwill, Coal — Colombia goodwill, Chrome — Africa goodwill and partially Copper Australasia which have been based on 'value in use' ("VIU") calculations.

Where observable market prices are not available, FVLCS was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants.

VIU is based on the cash flows expected to be generated from mines, smelting and refining operations included within the cash generating units or reportable segments. Cash flows are projected for periods up to the date that mining and refining is expected to cease, based on management's expectations at the time of completing the testing. This date depends on a number of variables, including recoverable reserves and resources, the forecast selling prices for such production and the treatment charges received from the refining operations. Cash flows have been projected for a maximum of 32 years.

*Key assumptions*

The key assumptions used in the VIU calculations and in determining the FVLCS are:

- recoverable reserves and resources;
- commodity prices;
- operating costs;
- treatment charges receivable by smelting and refining operations;
- capital expenditure;
- discount rates; and
- foreign exchange rates.

Economically recoverable reserves and resources represent management's expectations at the time of completing the impairment testing, based on reserves and resource statements and exploration and evaluation work undertaken by appropriately qualified persons. A summary of the mineral resources and ore reserves released on 29 January 2009 is summarised as follows:

| | Reserves | | Resources | | |
|---|---|---|---|---|---|
| | Proved | Probable | Measured | Indicated | Inferred |
| | | | (Million tonnes) | | |
| Chrome — Africa | 51 | 21 | 92 | 112 | 235 |
| Vanadium — Africa | 16 | 12 | 39 | 41 | 128 |
| Coal — Africa | 835 | 27 | 2,248 | 1,008 | 844 |
| Coal — Australia | 1,235 | 1,213 | 3,478 | 4,122 | 5,754 |
| Coal — Americas South | 630 | 181 | 185 | 1,362 | 1,061 |
| Copper — Americas North | 16 | 4 | 20 | 4 | 7 |
| Copper — Americas South | 1,267 | 2,733 | 1,583 | 5,458 | 3,383 |
| Copper — Australasia | 78 | 47 | 846 | 1,174 | 1,636 |
| Nickel — Americas North | 10 | 16 | 18 | 35 | 43 |
| Nickel — Americas South | 34 | 34 | 46 | 127 | 42 |
| Nickel — Africa | — | — | — | 23 | 28 |
| Nickel — Australasia | 17 | 47 | 35 | 83 | 96 |
| Platinum — Africa | 12 | 16 | 35 | 84 | 107 |
| Zinc Lead — Americas North | 12 | 3 | 15 | 3 | — |
| Zinc Lead — Australasia | 39 | 105 | 247 | 199 | 142 |

Long-term commodity prices and treatment charges are determined by reference to external market forecasts. Specific prices are determined using information available in the market after considering the nature of the commodity produced and long-term market expectations. Forecast prices vary in accordance with the year the sale is expected to occur. To this end, whilst prices are expected to remain depressed in the short-term, they are expected to increase as world economic conditions improve in the medium term. The commodity prices used in the impairment review are management estimates and are within the range of the available analyst forecasts at 31 December 2008.

The attributable value to reserves and resources using the FVLCS method is based on management's best estimates using market based forecasts and information available in the market.

Operating cost assumptions are based on management's best estimate at the date of impairment testing of the costs to be incurred. Costs are determined after considering current operating costs, future cost expectations and the nature and location of the operation.

Smelting and refining treatment charges vary in accordance with the commodity processes and time of processing.

Future capital expenditure is based on management's best estimate of required future capital requirements. It has been determined by taking into account all committed and anticipated capital expenditure adjusted for future cost estimates.

The discount rates that have been used are outlined below. In the case of FVLCS they represent real after-tax rates, whereas the VIU discount rates represent real pre-tax rates. These rates are based on the weighted average cost of capital specific to each cash-generating unit or reportable segment and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessment of the time value of money, equity market volatility and the risks specific to the cash-generating unit or reportable segment for which cash flows have not already been adjusted. These rates were calculated with reference to market information from third party advisors.

| | Impairment method | Discount rate |
|---|---|---|
| Chrome | VIU | 10% |
| Coal | VIU | 10% |
| Copper | VIU | 10% |
| Copper | FVLCS | 7% - 11% |
| Nickel | FVLCS | 7% - 10% |
| Platinum | FVLCS | 7% - 8% |
| Zinc Lead | FVLCS | 7% |

In assessing the FVLCS another key assumption that would be considered by market participants, is foreign exchange rates. The rates that have been utilised are based on external market forecasts. Specific rates are determined from information available in the market after considering long term market expectations and the countries in which the Group operates.

*Sensitivity to changes in assumptions*

Whilst the Directors remain confident of recovery in the market in the medium term, given the current volatility in the market, adverse changes in key assumptions as described below could result in changes to impairment charges specifically in relation to Copper Americas, Zinc Lead and Zinc Lead Europe.

A summary of the mineral resources and ore reserves related to the goodwill balances, released on 29 January 2009, is summarised as follows:

| | Reserves | | Resources | | |
|---|---|---|---|---|---|
| | Proved | Probable | Measured | Indicated | Inferred |
| | | | (Million tonnes) | | |
| Copper — Americas | 1,283 | 2,737 | 1,603 | 5,462 | 3,390 |
| Zinc Lead | 51 | 108 | 262 | 202 | 142 |

Commodity prices — the commodity prices were based on external market consensus forecasts. The copper prices ranged from US$1.50 per pound to US$2.50 per pound, US$0.64 per pound to US$0.86 per pound for zinc and US$0.43 per pound to US$0.64 per pound for lead, varying in accordance with the year the sale was expected to occur.

Treatment charges received from smelting and refining — In performing the value in use calculation for Zinc Lead treatment charges were estimated to be in the range of US$200 per tonne to US$231 per tonne for zinc and US$103 per tonne to US$124 per tonne for lead refining fees, based on the year of processing. As outlined above, these prices were based on external market consensus forecasts.

Foreign exchange rates — In performing the FVLCS calculations, the foreign exchange rates used were based on external market consensus forecasts. The US$:ARS rate ranged from 3.4 to 3.5, AUD:US$ rate ranged from 0.61 to 0.63, the US$:CAD rate ranged from 1.25 to 1.27, the US$:CLP rate from 690 to 807, the EUR:US$ rate ranged from 1.27 to 1.28 and the US$:PEN from 3.23 to 3.92 varying in accordance with the year the sale was expected to occur.

The impairment tests are particularly sensitive to changes in commodity prices, discount rates and foreign exchange rates. Changes to these assumptions could have resulted in changes to impairment charges. The below table summarises the change required to key assumptions that would result in the carrying value equalling the recoverable values:

| | Excess of recoverable amount over carrying value | Change in the key assumption which would result in the recoverable amount equalling the carrying value (%) | | |
|---|---|---|---|---|
| | | Commodity prices | Discount rate | Foreign exchange rate |
| | (in US$ millions) | | | |
| Copper — Americas | 993 | 9% | 2% | 19% |
| Zinc Lead | 989 | 8% | 2% | 12% |
| Zinc Lead — Europe | 1,057 | 28% | 5% | 36% |

For the purposes of testing for impairment of goodwill using the VIU basis for Chrome, the excess of recoverable amount over the carrying value was US$5,325 million and management is of the opinion that no reasonable possible change in the key assumptions would result in an impairment expense being recognised.

*2007 Testing*

For the purpose of goodwill impairment testing, except for the testing of US$1,546 million allocated to the Zinc Lead reportable segment, recoverable amounts were determined based on VIU calculations. VIU was based on the cash flows expected to be generated from mines, smelting and refining operations included within the cash-generating units or reportable segments. Cash flows were projected for periods up to the date mining and refining was expected to cease, based on management's expectations at the time of completing the testing. This date depended on a number of variables, including recoverable reserves and resources, the forecast selling prices for such production and the treatment charges received from the refining operations. Cash flows were projected for a maximum of 26 years.

For the goodwill allocated to the Zinc Lead segment, recoverable amount was determined based on FVLCS. As observable market prices are not available, this was calculated using discounted cash flow methodology taking account of assumptions that would be made by market participants. Where appropriate, this value was cross checked to recent market transactions, after allowing for various factors including changes in the economic environment since the date of the transactions and differences in the location and quality of assets.

*Key assumptions*

The key assumptions used in the VIU calculations for goodwill were consistent with those outlined above, and used in 2008. Management determined the value of the assumptions in the same manner, specifically, by considering economically recoverable reserves and resources and market consensus prices.

The discount rates that were utilised are outlined below, and represent the real pre-tax rates that reflect the current market assessments of the time value of money and the risks specific to the cash-generating unit or reportable segment for which cash flows had not been adjusted. These rates were based on the weighted average cost of capital specific to each cash-generating unit or reportable segment and the currency of the cash flows generated. These rates were calculated with reference to information from third party advisors.

| | Impairment method | Discount rate |
|---|---|---|
| Chrome | VIU | 9% |
| Copper — Americas | VIU | 11% - 17% |
| Zinc Lead | FVLCS | 7% |
| Zinc Lead — Europe | VIU | 10% - 11% |

*Sensitivity to changes in assumptions*

There was no impairment expense recognised in 2007 and the directors were of the view that no 'reasonably possible change' in any of the key assumptions would have resulted in an impairment expense being recognised.

***Other non-current assets***

The impairment losses recognised as an exceptional item in the income statement (refer to note 10), excluding the goodwill impairment above, relate to the following:

| | **2008** |
|---|---|
| | *(in US$ millions)* |
| Chrome — Africa | **18** |
| Copper — Americas North | **227** |
| Copper — Americas South | **199** |
| Nickel — Americas North | **20** |
| Nickel — Americas South | **279** |
| Zinc Lead — Australasia | **18** |
| | **761** |

The most significant contributors to the impairment in Copper — Americas North of $227 million was the current pricing environment and increasing operating costs associated with increasing environmental costs. In respect of Copper Americas South, an impairment of $199 million has been recorded due to increases in inputs costs including electricity and sulphuric acid, eroding margins at Lomas Bayas and reduced treatment and refining charges from the shortage of concentrate at Alto Norte.

The most significant contributors to the impairment at Nickel — Americas South Falcondo ferronickel operation was the suspension of production in August 2008 due to the combination of high oil prices and lower nickel prices.Production at this asset was suspended in August 2008.

Impairment charges of US$18 million were incurred due to the closure of the Lennard Shelf zinc operation in Western Australia in August 2008, US$20 million due to the early closure of the Craig and Thayer-Lindsley nickel mines in Canada in November 2008 and impairment charges of US$18 million in relation to chrome mineral reserves. In addition to these impairment charges, a net impairment charge of US$34 million was recorded in respect of the Group's investment in Lonmin (refer to note 10 and 20).

## 16. Property, Plant and Equipment

| | Exploration and evaluation | Land and buildings | Mining properties and leases | Plant and equipment | Capital works in progress | 2008 |
|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | |
| At 1 January 2008, net of accumulated depreciation | 665 | 2,721 | 20,534 | 6,974 | 2,348 | 33,242 |
| Acquisitions | 310 | 25 | 3,056 | 772 | 97 | 4,260 |
| Additions | 291 | 168 | 548 | 1,179 | 3,126 | 5,312 |
| Disposal of discontinued operations | — | — | (92) | — | — | (92) |
| Disposals | (14) | — | (7) | (25) | (8) | (54) |
| Rehabilitation provision adjustments | — | — | 195 | — | — | 195 |
| Reclassifications | (114) | 55 | 614 | 503 | (1,058) | — |
| Depreciation charge | (15) | (290) | (985) | (982) | (14) | (2,286) |
| Impairment charge | — | (2) | (427) | (332) | — | (761) |
| Translation adjustments | (99) | (216) | (2,169) | (1,003) | (188) | (3,675) |
| At 31 December 2008, net of accumulated depreciation | 1,024 | 2,461 | 21,267 | 7,086 | 4,303 | 36,141 |
| At 1 January 2008: | | | | | | |
| Cost | 677 | 3,160 | 22,879 | 9,303 | 2,349 | 38,368 |
| Accumulated depreciation | (12) | (439) | (2,345) | (2,329) | (1) | (5,126) |
| Net carrying amount | 665 | 2,721 | 20,534 | 6,974 | 2,348 | 33,242 |
| At 31 December 2008: | | | | | | |
| Cost | 1,046 | 3,336 | 24,667 | 10,245 | 4,321 | 43,615 |
| Accumulated depreciation | (22) | (875) | (3,400) | (3,159) | (18) | (7,474) |
| Net carrying amount | 1,024 | 2,461 | 21,267 | 7,086 | 4,303 | 36,141 |

| | Exploration and evaluation | Land and buildings | Mining properties and leases | Plant and equipment | Capital works in progress | 2007 |
|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | |
| At 1 January 2007, net of accumulated depreciation | 245 | 2,751 | 18,343 | 6,285 | 1,874 | 29,498 |
| Acquisitions | 37 | 180 | 2,438 | 267 | — | 2,922 |
| Additions | 139 | 227 | 517 | 1,306 | 829 | 3,018 |
| Disposal of discontinued operations | — | (366) | (7) | (623) | (22) | (1,018) |
| Disposals | — | (4) | (5) | (26) | (24) | (59) |
| Rehabilitation provision adjustments | — | — | 122 | — | — | 122 |
| Reclassifications | 252 | 89 | (206) | 279 | (409) | 5 |
| Depreciation charge | (7) | (197) | (1,012) | (809) | — | (2,025) |
| Translation adjustments | (1) | 41 | 344 | 295 | 100 | 779 |
| At 31 December 2007, net of accumulated depreciation | 665 | 2,721 | 20,534 | 6,974 | 2,348 | 33,242 |
| At 1 January 2007: | | | | | | |
| Cost | 252 | 3,030 | 19,595 | 7,808 | 1,875 | 32,560 |
| Accumulated depreciation | (7) | (279) | (1,252) | (1,523) | (1) | (3,062) |
| Net carrying amount | 245 | 2,751 | 18,343 | 6,285 | 1,874 | 29,498 |
| At 31 December 2007: | | | | | | |
| Cost | 677 | 3,160 | 22,879 | 9,303 | 2,349 | 38,368 |
| Accumulated depreciation | (12) | (439) | (2,345) | (2,329) | (1) | (5,126) |
| Net carrying amount | 665 | 2,721 | 20,534 | 6,974 | 2,348 | 33,242 |

Land and buildings include non-depreciating freehold land amounting to US$397 million (2007: US$363 million).

Mining properties and leases at 31 December 2008 include deferred stripping costs of US$588 million (2007: US$432 million). US$243 million (2007: US$165 million) of deferred stripping costs were capitalised during the year.

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 31 December 2008 is US$88 million (2007: US$125 million). Leased assets and assets under hire purchase contracts are pledged as security for the related finance leases and hire purchase liabilities. The carrying value of other property, plant and equipment pledged as security is US$nil (2007: US$nil).

US$20 million (2007: US$nil) of interest was capitalised during the year and there is US$19 million (2007: US$nil) of capitalised interest within property, plant and equipment at 31 December 2008.

The carrying value of property, plant and equipment at 31 December 2008 that is temporarily idle is US$nil million (2007: US$nil).

The Group has made commitments to acquire property, plant and equipment totalling US$346 million at 31 December 2008 (2007: US$532 million).

## 17. Biological Assets

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| At 1 January | **19** | 15 |
| Disposals | **(3)** | — |
| Net gain/(loss) from fair value less estimated selling cost adjustments | **(1)** | 2 |
| Translation adjustments | **(4)** | 2 |
| At 31 December | **11** | 19 |

Biological assets are stated at fair value less estimated selling costs, which has been determined based on independent valuations as at 31 December 2008 and 2007, on the basis of open market value, supported by market evidence. As at 31 December 2008, the Group owned 47,000 (2007: 54,000) cattle.

## 18. Inventories

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Current: | | |
| Raw materials and consumables | **1,353** | 1,451 |
| Work in progress | **1,350** | 1,763 |
| Finished goods | **870** | 953 |
| | **3,573** | 4,167 |
| Non-current: | | |
| Work in progress | **39** | 17 |
| | **39** | 17 |

Non-current inventories comprises long-term ore stockpiles that are not planned to be processed within one year.

## 19. Trade and Other Receivables

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| Current: | | |
| Trade debtors | 1,570 | 2,451 |
| Advances | 144 | 189 |
| Employee entitlement receivables (refer to note 32) | 11 | 6 |
| Recoverable sales tax | 298 | 290 |
| Other debtors | 83 | 31 |
| | 2,106 | 2,967 |
| Non-current: | | |
| Employee entitlement receivables (refer to note 32) | 33 | 38 |
| Recoverable sales tax | — | 5 |
| Other debtors | 44 | 42 |
| | 77 | 85 |

## 20. Investment in Associates

### *Lonmin plc*

In August 2008, the Group acquired 16,706,481 shares in Lonmin plc for US$1,084 million. In October 2008 the Group acquired an additional 22,232,940 shares for US$794 million, resulting in a total acquisition price of US$1,878 million. At this time the Group held 24.9% of Lonmin plc and determined it was an associate of the Group. Lonmin plc which is listed on the London Stock Exchange is one of the world's largest platinum producers with operations principally in South Africa.

The share price of Lonmin as listed on the London stock exchange at 31 December 2008 was GBP9.11 per share. The Group believes that the recoverable amount of the investment using the VIU method was higher than the value based on the listed share price at that date because this share price reflected significant uncertainty and volatility in world economic markets as opposed to fundamental long-term value of this investment. However, the Group has determined that this recoverable amount was lower than the carrying amount of the investment. Consequently the carrying value was written down resulting in a net exceptional impairment charge of US$34 million (refer to notes 10 and 15).

### *Other associates*

The Group's other associates are:

- interests in coal terminals (Newcastle Coal Shippers Pty Ltd, Port Kembla Coal Terminal Limited and Richards Bay Coal Terminal Company Ltd), through which it gains access to export markets (see note 36); and
- a 25% interest in the Noranda Income Fund which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec.

The Group held 12,500,000 (2007: 12,500,000) units in the Noranda Income Fund and the unit price as listed on the Toronto stock exchange at 31 December 2008 was CAD4.15 (2007: CAD9.67). The Group has determined that the recoverable amount of the investment calculated using the VIU method is higher than the value based on the listed unit price because of significant uncertainty and volatility in world economic markets in late 2008.

The companies which own the coal terminals are not listed so there is no published quoted price for the value of these investments. The carrying value is equal to fair value.

The following is a summary of the financial information of the above associates:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Share of associates' balance sheet: | | |
| Non-current assets | **2,188** | 256 |
| Current assets | **263** | 83 |
| Total assets | **2,451** | 339 |
| Non-current liabilities | **(367)** | (113) |
| Current liabilities | **(121)** | (40) |
| Total liabilities | **(488)** | (153) |
| Net assets | **1,963** | 186 |
| Carrying amount of the investment | **1,963** | 186 |
| Share of associates' revenue and profit: | | |
| Revenue | **175** | 265 |
| EBITDA | **22** | 23 |
| EBIT | **(23)** | 15 |
| Net interest paid | **2** | 1 |
| Income tax expense | **(1)** | (1) |
| Profit for the year | **(22)** | 15 |

All associates have a reporting date of 31 December, except for Lonmin, which has a reporting date of 30 September. The Group's share of Lonmin's results are included above and have been estimated based on market consensus estimates.

## 21. Interests in Joint Venture Entities

The Group has various interests in jointly controlled entities, operations and assets as outlined in note 36. These interests are accounted for in the manner outlined in note 6.

The following is a summary of the financial information of the Group's jointly controlled entities in Africa and South America:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Share of joint ventures' balance sheets: | | |
| Non-current assets | **9,916** | 9,950 |
| Current assets | **508** | 690 |
| Total assets | **10,424** | 10,640 |
| Non-current liabilities | **(2,026)** | (2,121) |
| Current liabilities | **(331)** | (336) |
| Total liabilities | **(2,357)** | (2,457) |
| Net assets | **8,067** | 8,183 |
| Net assets consolidated | **8,067** | 8,183 |
| Share of joint ventures' revenue and profit: | | |
| Revenue | **2,447** | 2,450 |
| Cost of sales (before depreciation and amortisation) | **(498)** | (310) |
| Distribution costs | **(231)** | (129) |
| Administration expenses (before depreciation and amortisation) | **(30)** | (54) |
| EBITDA | **1,688** | 1,957 |
| Depreciation and amortisation | **(384)** | (370) |
| EBIT | **1,304** | 1,587 |
| Finance income | **7** | 8 |
| Finance costs | **(14)** | (22) |
| Profit before tax | **1,297** | 1,573 |
| Income tax expense | **(372)** | (431) |
| Profit for the year | **925** | 1,142 |

## 22. Available-for-sale Financial Assets

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| At fair value: | | |
| Shares — listed | **68** | 87 |
| Shares — unlisted | **3** | 26 |
| Royalty contract | **90** | 90 |
| | **161** | 203 |

Available-for-sale financial assets consist of a long term royalty income contract and investments in listed and unlisted ordinary shares that have no fixed maturity date or coupon rate. These investments are held for strategic purposes.

In 2008 and 2007, the listed shares related to companies in the mining industry. The listed shares are carried at fair value.

Unlisted shares mainly comprise interests in ports in Australia used to export coal and are carried at fair value.

## 23. Derivative Financial Assets

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| Current: | | |
| At fair value: | | |
| Foreign currency cash flow hedges | 6 | 1 |
| Fair value interest rate swap hedges | — | 4 |
| Other commodity derivatives | 8 | 3 |
| Other foreign currency derivatives | 15 | 81 |
| | 29 | 89 |
| Non-current: | | |
| At fair value: | | |
| Foreign currency cash flow hedges | 47 | 112 |
| Fair value interest rate swap hedges | 715 | 98 |
| Other interest rate derivatives | 12 | — |
| | 774 | 210 |
| Total | 803 | 299 |

## 24. Other Financial Assets

| | 2008 | 2007 |
|---|---|---|
| | (in US$ millions) | |
| Current: | | |
| At amortised cost: | | |
| Loans to joint venture partners | — | 54 |
| | — | 54 |
| Non-current: | | |
| At fair value: | | |
| Rehabilitation trust fund | 42 | 43 |
| Other | 28 | 34 |
| | 70 | 77 |
| At amortised cost: | | |
| Loans to joint venture partners | — | 21 |
| | 70 | 98 |
| Total | 70 | 152 |

### *Loans to joint venture partners*

A loan to Merafe was made on establishment of the Chrome Pooling and Sharing Venture ("PSV"). At 31 December 2008, US$nil (2007: US$21 million) was subject to a floating interest rate based on South African prime rates. This loan is secured by the Group's ability to acquire Merafe's PSV assets at fair value in the event of default.

A loan was made to African Rainbow Minerals Limited ("ARM") on establishment of ARM Coal. At 31 December 2008, US$nil (2007: US$54 million) was subject to a floating interest rate based on South African prime rates. This loan is secured by the Group's ability to acquire ARM Coal assets at fair value in the event of default.

### *Rehabilitation trust fund*

The rehabilitation trust fund in South Africa receives cash contributions to accumulate funds for the Group's rehabilitation liabilities relating to the eventual closure of the Group's coal operations. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment banks that are responsible for making investments in equity and money market instruments. The trust fund is to be used according to the terms of

the trust deed and the assets are not available for the general purpose of the Group. The trust fund is carried at fair value.

## 25. Cash and Cash Equivalents

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Cash at bank and in hand | **720** | 487 |
| Short-term deposits | **436** | 661 |
| | **1,156** | 1,148 |

The majority of cash at bank and in hand earns interest at floating rates of interest with a limited amount at fixed rates of interest or interest free. Short-term deposits are made at call and for less than one week, dependent on the short-term cash requirements of the Group and earn interest based on the respective short-term deposit rates. The fair value of cash and cash equivalents at 31 December 2008 and 31 December 2007 approximates carrying value.

For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Cash at bank and in hand | **720** | 487 |
| Short-term deposits | **436** | 661 |
| Bank overdrafts (refer to note 28) | **(11)** | (79) |
| | **1,145** | 1,069 |

During the year, the Group entered into new finance leases and hire purchase contracts to purchase various items of plant and equipment for US$30 million (2007: US$26 million), issued shares from the conversion of the convertible borrowings and issued shares to the ESOP for a market value of US$412 million (2007: US$185 million) which did not require the use of cash and cash equivalents and are not included in the net cash flow used in investing and financing activities in the Consolidated Cash Flow Statement.

## 26. Capital and Reserves

| | *(in US$ millions)* |
|---|---|
| Authorised: | |
| 15,109,948,397 ordinary shares of US$0.50 each as at 1 January 2007 | 7,555 |
| 13,609,948,397 ordinary shares of US$0.50 each cancellation | (6,805) |
| 1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007 and at 31 December 2008 | 750 |
| 50,000 deferred shares of GBP1.00 each as at 31 December 2007 and at 31 December 2008 | — |
| 1 special voting share of US$0.50 as at 31 December 2007 and as at 31 December 2008 | — |
| | 750 |
| Issued, called up and fully paid: | |
| 943,150,383 ordinary shares of US$0.50 each as at 1 January 2007 | 471 |
| 4,000,000 ordinary shares issued on 31 January 2007 to the ESOP | 2 |
| 24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007 | 12 |
| 971,666,920 ordinary shares of US$0.50 each as at 31 December 2007 | 485 |
| 6,000,000 ordinary shares issued on 16 January 2008 to the ESOP | 3 |
| 3,620 ordinary shares issued on the exercise of the convertible borrowings to 31 December 2008 | — |
| 977,670,540 ordinary shares of US$0.50 each as at 31 December 2008 | 488 |
| Share Premium: | |
| At 1 January 2007 | 9,522 |
| 4,000,000 ordinary shares issued on 31 January 2007 to the ESOP | 183 |
| 24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007 | 194 |
| As at 31 December 2007 | 9,899 |
| 6,000,000 ordinary shares issued on 16 January 2008 to the ESOP | 409 |
| 3,620 shares issued on the exercise of the convertible borrowings to 31 December 2008 | — |
| As at 31 December 2008 | 10,308 |
| Own shares: | |
| 6,173,747 ordinary shares of US$0.50 each as at 1 January 2007 | (154) |
| 4,000,000 ordinary shares purchased on 31 January 2007 by the ESOP | (185) |
| 9,310,000 ordinary shares purchased in the ECMP during the year | (518) |
| 291,585 ordinary shares purchased during the year | (14) |
| 6,618,641 ordinary shares disposed during the year | 220 |
| 13,156,691 ordinary shares of US$0.50 each as at 31 December 2007 | (651) |
| 6,000,000 ordinary shares purchased on 16 January 2008 by the ESOP | (412) |
| 6,920,000 ordinary shares purchased in July 2008 by the ESOP | (508) |
| 4,664,407 ordinary shares disposed during the year | 256 |
| 242,702 ordinary shares purchased during the year | (17) |
| 21,654,986 ordinary shares of US$0.50 each as at 31 December 2008 | (1,332) |

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 87 to 88 of the Xstrata Annual Report and Accounts 2008.

### *Issue of ordinary shares*

On 31 January 2007, 4,000,000 shares were issued to the ESOP at a market price of GBP23.58 per share.

On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

During 2008, 0.03% of the US$375 million of convertible borrowings was converted at the option of the holders into 3,620 ordinary shares in Xstrata plc (refer to note 29).

### *Own shares*

Own shares comprise shares of Xstrata plc held in the Employee Share Option Plan ("ESOP") and shares held by Batiss Investments ("Batiss") for the Equity Capital Management Program ("ECMP").

The shares acquired by the ESOP are either stock market purchases or share issues from the Company. The ESOP is used to co-ordinate the funding and manage the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2008, 5,424,986 (2007: 3,846,691) shares, equivalent to 0.5% (2007: 0.4%) of the total issued share capital, were held by the trust with a cost of US$306 million (2007: US$133 million) and market value of US$51 million (2007: US$271 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

The shares acquired from the stock market by Batiss and held for the ECMP are used by the Group as a source of financing for future acquisitions, or placed back into the market. The decision as to when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, is considered in light of the Group's funding requirements and capital structure.

Batiss is not permitted to hold more than 10% of the issued share capital of the Company at any one time. Batiss has entered into an option agreement with Xstrata Capital Corporation A.V.V. ("Xstrata Capital"), a wholly-owned subsidiary within the Xstrata Group, whereby Batiss has granted to Xstrata Capital a right to require Batiss to sell the purchased Xstrata shares to a third party (other than a subsidiary of Xstrata plc), as nominated by Xstrata Capital, at an exercise price of 1p per share. Under the option agreement, Xstrata Capital pays Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by Xstrata Capital for non-voting redeemable preference shares in Batiss, provides the funding for Batiss to acquire the shares in the market. These payments are sourced from the existing and future cash resources of Xstrata Capital. Xstrata Capital is able to exercise its right under the option agreement for a period of six years from the date of each purchase, but has not chosen to do so in either 2008 or 2007.

Batiss has waived its right to receive dividends on the shares which it holds. At 31 December 2008, 16,230,000 (2007: 9,310,000) shares, equivalent to 1.7% (2007: 1.0%) of the total issued share capital, were held by the trust with a cost of US$1,026 million (2007: US$518 million) and market value of US$152 million (2007: US$656 million). Costs relating to the administration of the trust are expensed in the period in which they are incurred.

## *Consolidated changes in equity*

| | Attributable to equity holders of the parent | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issued capital | Share premium | Own shares | Convertible borrowings - equity component | Other reserves | Retained earnings | Total | Minority interests | Total equity |
| | | | | (in US$ millions) | | | | | |
| At 1 January 2007 | 471 | 9,522 | (154) | 78 | 4,472 | 4,057 | 18,446 | 1,146 | 19,592 |
| Recognised income and expenses | — | — | — | — | 595 | 5,472 | 6,067 | 326 | 6,393 |
| Issue of share capital | 14 | 377 | (185) | (22) | — | — | 184 | — | 184 |
| Own share purchases | — | — | (532) | — | — | — | (532) | — | (532) |
| Own share disposals | — | — | 220 | — | — | (164) | 56 | — | 56 |
| Cost of IFRS 2 equity settled share-based compensation plans | — | — | — | — | — | 62 | 62 | — | 62 |
| Acquisition of subsidiaries | — | — | — | — | — | — | — | 385 | 385 |
| Capital injection | — | — | — | — | — | — | — | 180 | 180 |
| Redemption of minority interests | — | — | — | — | (12) | — | (12) | (10) | (22) |
| Dividends paid | — | — | — | — | — | (443) | (443) | (485) | (928) |
| Loan reclassification | — | — | — | — | — | — | — | (156) | (156) |
| At 31 December 2007 | 485 | 9,899 | (651) | 56 | 5,055 | 8,984 | 23,828 | 1,386 | 25,214 |
| Recognised income and expenses | — | — | — | — | (3,601) | 3,520 | (81) | 269 | 188 |
| Issue of share capital | 3 | 409 | (412) | — | — | — | — | — | — |
| Own share purchases | — | — | (525) | — | — | — | (525) | — | (525) |
| Own share disposals | — | — | 256 | — | — | (192) | 64 | — | 64 |
| Cost of IFRS 2 equity settled share-based compensation plans | — | — | — | — | — | 245 | 245 | — | 245 |
| Modification of share based awards | — | — | — | — | — | (269) | (269) | — | (269) |
| Acquisition of subsidiaries | — | — | — | — | — | — | — | 80 | 80 |
| Capital injection | — | — | — | — | — | — | — | 122 | 122 |
| Dividends paid | — | — | — | — | — | (499) | (499) | (221) | (720) |
| At 31 December 2008 | 488 | 10,308 | (1,332) | 56 | 1,454 | 11,789 | 22,763 | 1,636 | 24,399 |

***Other reserves***

| | Revaluation reserves | Other reserves | Net unrealised gains/ (losses) | Foreign currency translation | Total |
|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | |
| At 1 January 2007 | 1,418 | 1,241 | (81) | 1,894 | 4,472 |
| Revaluation of property, plant and equipment | 22 | — | — | — | 22 |
| Available-for-sale financial assets | — | — | 49 | — | 49 |
| Losses on cash flow hedges | — | — | (261) | — | (261) |
| Realised losses on cash flow hedges* | — | — | 121 | — | 121 |
| Recycled foreign currency translation net losses | — | — | — | 28 | 28 |
| Redemption of minority interests | — | (12) | — | — | (12) |
| Foreign currency translation differences | — | — | (2) | 672 | 670 |
| Deferred tax | — | — | (1) | (33) | (34) |
| At 31 December 2007 | 1,440 | 1,229 | (175) | 2,561 | 5,055 |
| Available-for-sale financial assets | — | — | (114) | — | (114) |
| Losses on cash flow hedges | — | — | (157) | — | (157) |
| Realised losses on cash flow hedges* | — | — | 360 | — | 360 |
| Recycled foreign currency translation net losses | — | — | — | 246 | 246 |
| Foreign currency translation differences | — | — | — | (3,980) | (3,980) |
| Deferred tax | — | — | (21) | 65 | 44 |
| At 31 December 2008 | **1,440** | **1,229** | **(107)** | **(1,108)** | **1,454** |

* Realised losses of US$360 million (2007: US$121 million) are included in Revenue in the income statement

***Revaluation reserves***

This reserve principally records the re-measurement from cost of the 19.9% interest held in Falconbridge Limited ("Falconbridge") to the fair value of 19.9% of the identifiable net assets of Falconbridge on 15 August 2006, the date the Group obtained control of Falconbridge.

***Other reserves***

This reserve principally originated during 2002 from the merger of Xstrata AG into Xstrata plc of US$279 million and the issue of shares from the acquisition of the Duiker and Enex Groups of US$935 million.

***Net unrealised gains/(losses) reserve***

This reserve records the re-measurement of available-for-sale financial assets to fair value (refer to note 22) and the effective portion of the gain or loss on cash flow hedging contracts (refer to note 23, 30 and 37). Deferred tax is provided on the re-measurement at tax rates enacted or substantively enacted.

***Foreign currency translation reserve***

This is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the exchange differences from the translation of quasi equity inter-company loans in foreign operations. On disposal or partial disposal of a foreign entity or repayment of a quasi equity loan, the deferred accumulated amount recognised in this reserve is transferred to the income statement.

***Minority Interest***

Minority interest movements in 2008 relate to the acquisition of Resource Pacific (refer to note 7) and the subsequent disposal of a 12% interest in the company (refer to note 8).

Minority interest movements in 2007 relate to the acquisition of Eland and the finalisation of the provisional Eland acquisition accounting in 2008 (refer to note 7), a capital injection to Koniambo Nickel SAS, and the reclassification of a portion of the Koniambo Nickel SAS minority interest to liabilities in accordance with IFRS.

### *Capital Management*

The capital of Xstrata plc is the total equity and long-term borrowings (refer note 28), including capital market notes and convertible borrowings (refer note 29) on the Group's balance sheet. The objective of the Company's capital management is to grow and manage a diversified portfolio of metals and mining businesses with the aim of delivering industry-leading returns for its shareholders. The management of the Group's capital is performed by the Board of Directors. There are no externally imposed capital requirements.

## 27. Trade and Other Payables

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Current: | | |
| Trade payables | **1667** | 2,429 |
| Sundry payables | **530** | 426 |
| Interest payable | **145** | 69 |
| Accruals and other payables | **891** | 821 |
| | **3,233** | 3,745 |
| Non-current: | | |
| Accruals and other payables | **29** | 54 |
| | **29** | 54 |
| Total | **3,262** | 3,799 |

All current payables are expected to be settled in the next 12 months and non-current payables are expected to be settled over a weighted average life of 12 years (2007: 13 years).

## 28. Interest-bearing Loans and Borrowings

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Current: | | |
| At amortised cost: | | |
| Bank overdrafts | **11** | 79 |
| Syndicated bank loans — unsecured | **—** | 481 |
| Bank loans — other unsecured | **84** | 41 |
| Capital market notes | **593** | 350 |
| Minority interest loans | **17** | — |
| Preference shares | **64** | 149 |
| Obligations under finance leases and hire purchase contracts | **25** | 18 |
| | **794** | 1,118 |
| Non-current: | | |
| At amortised cost: | | |
| Syndicated bank loans — unsecured | **6,974** | 4,265 |
| Bank loans — other unsecured | **221** | 264 |
| Capital market notes | **8,913** | 6,338 |
| Minority interest loans | **81** | 81 |
| Obligations under finance leases and hire purchase contracts | **85** | 114 |
| Preference shares | **—** | 199 |
| Other loans | **63** | 66 |
| | **16,337** | 11,327 |
| Non-current: | | |
| At amortised cost: | | |
| Convertible borrowings | **331** | 327 |
| Total | **17,462** | 12,772 |
| Less cash and cash equivalents (refer note 25) | **(1,156)** | (1,148) |
| **Net Debt*** | **16,306** | 11,624 |

Notes:

* Net debt is defined as loans and borrowings net of cash and cash equivalents.

(i) Secured over specific items of plant and equipment (refer to note 16).

***Existing facilities in 2008***

The Xstrata Group has entered into the bank loans as described below:

***Syndicated bank loans***

On 25 July 2007, the Group entered into a guaranteed US$4,680 million multicurrency revolving syndicated loan facility (the "Syndicated Facilities Agreement"). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 27.5 basis points per annum. The facility matures on 31 July 2012. As of 31 December 2008, US$195 million was available to be drawn under this facility.

On 6 October 2008, the Group entered into a US$5,000 million multi-currency revolving syndicated loan facility (the "Club Facility"). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 150 basis points per annum. The Club Facility matures on 30 September 2011. As at 31 December 2008, US$2,452 million was available to be draw under this facility. The Club Facility was amended on 30 December 2008 to increase the facility amount to US$5,459 million.

***Repaid Facilities in 2008***

On 25 February 2008, the Group entered into a guaranteed US$500 million revolving loan facility that matured on 31 December 2008. Interest was payable on the loans at LIBOR plus 50.0 basis points per annum.

On 8 October 2007, the Group entered into a guaranteed US$2,000 million 364-day Revolving Loan Facility. Draw downs had been made to partly fund the acquisitions of Anvil Hill, Austral Coal Limited and Eland Platinum Holdings Limited. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. This facility was re financed during 2008.

On 6 December 2007, the Group entered into a guaranteed US$1,500 million 364-day Revolving Loan Facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. This facility was re financed during 2008.

***Repaid facilities in 2007***

In connection with the Falconbridge acquisition in August 2006, Xstrata plc and certain subsidiaries of the Group entered into the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement. The purpose of these agreements was to meet the financing requirements of the Falconbridge Offer and to subsequently act as the Group's principal bank facilities following the Falconbridge acquisition.

- The Acquisition Facilities Agreement was a US$9,500 million committed multi-currency syndicated loan with facilities which consisted of: (i) a 36-month term loan facility for US$3,353 million; (ii) a 60-month-and-one-day term loan facility for US$1,117 million; (iii) a 60-month revolving loan facility for US$3,353 million; and (iv) a 364-day term loan facility for US$1,677 million with the ability to extend by 364 days. Interest was payable on the loans at a rate which was based on LIBOR plus the relevant margins, which were initially between 50 and 70 basis points per annum. The Group was liable to pay a commitment fee on the un drawn portion of the syndicated loan facility at a rate per annum equal to 35% of the applicable margin payable on the three and five year tranches and 30% of the applicable margin on the 364-day tranche. This facility was fully repaid in July 2007 using the US$4,680 million Syndicated Loan described and defined above.

***Capital market notes***

As at 31 December 2008, other unsecured private placements included:

| Facility | Denomination | At 31 Dec 08 | Fixed or floating interest rate | Effective interest rate % in 2008 | Maturity | At 31 Dec 07 | Effective interest rate % in 2007 |
|---|---|---|---|---|---|---|---|
| | | (in US$ millions) | | | | (in US$ millions) | |
| Series A senior unsecured notes[a] | US$ | — | Fixed | 5.90 | Jun 08 | 152 | 5.90 |
| Series B senior unsecured notes[a] | US$ | 39 | Fixed | 6.75 | Jun 11 | 53 | 6.75 |
| Series B senior unsecured notes[a] | US$ | 52 | Fixed | 7.00 | Jun 11 | 53 | 7.00 |
| Unsecured notes[b] | US$ | 499 | Floating | 3.41 | Nov 09 | 499 | 5.75 |
| Unsecured notes[b] | US$ | 810 | Fixed | 5.50 | Nov 11 | 771 | 5.50 |
| Unsecured notes[b] | US$ | 1,187 | Fixed | 5.80 | Nov 16 | 1,024 | 5.80 |
| Unsecured notes[c] | EUR | 754 | Fixed | 4.88 | Jun 12 | 741 | 4.88 |
| Unsecured notes[c] | EUR | 774 | Fixed | 5.25 | Jun 17 | 738 | 5.25 |
| Unsecured notes[d] | US$ | 494 | Fixed | 6.90 | Nov 37 | 495 | 6.90 |
| Unsecured notes[e] | EUR | 1,096 | Fixed | 5.88 | May 11 | — | — |
| Unsecured notes[e] | EUR | 881 | Fixed | 6.25 | May 15 | — | — |
| Unsecured notes[e] | GBP | 774 | Fixed | 7.38 | May 20 | — | — |
| Senior debentures[f][h] | CAD | — | Fixed | 4.89 | Dec 08 | 184 | 4.89 |
| Senior debentures[f] | US$ | 337 | Fixed | 6.03 | Feb 11 | 329 | 6.03 |
| Senior debentures[f] | US$ | 277 | Fixed | 5.88 | Jun 12 | 270 | 5.88 |
| Senior debentures[f] | US$ | 311 | Fixed | 6.06 | Jul 12 | 314 | 6.06 |
| Senior debentures[f] | US$ | 406 | Fixed | 6.34 | Oct 15 | 348 | 6.34 |
| Senior debentures[f] | US$ | 265 | Fixed | 6.16 | Jun 15 | 248 | 6.16 |
| Senior debentures[f] | US$ | 237 | Fixed | 6.39 | Jun 17 | 236 | 6.39 |
| Senior debentures[f] | US$ | 233 | Fixed | 6.77 | Jun 35 | 233 | 6.77 |
| Commercial paper[g] | US$ | 80 | Fixed | 2.75 | April 13 | — | — |
| | | 9,506 | | | | 6,688 | |

Notes:

(a) An Australian subsidiary has designated the series A and B senior unsecured notes as a fair value hedge of an investment in South America (refer to note 37). The hedge is being used to reduce exposure to foreign currency risk.
(b) In November 2006, the Group issued US$2,250 million of guaranteed capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1,000 million 10-year note at a fixed interest rate of 5.8%, a US$750 million five year note at a fixed interest rate of 5.5% and a US$500 million three year note that bears interest at a rate based on LIBOR plus 35 basis points.
(c) In June 2007, the Group issued a two-tranche EUR1,000 million guaranteed bond offering, comprising EUR500 million 4.875% fixed guaranteed notes due 2012 and EUR500 million 5.25% fixed guaranteed notes due 2017. These bonds have been swapped to US$. The swaps have been accounted for as cash flow hedges with an unrealised gain of US$47 million (2007: US$112 million) at 31 December 2008 (refer to note 37).
(d) In November 2007, the Group issued guaranteed 30-year notes of US$500 million bearing interest at a fixed rate of 6.9%.
(e) In May 2008, the Group issued a two-tranche EUR1,350 million guaranteed bond offering, comprising EUR750 million 5.875% fixed guaranteed notes due 2011 and EUR600 million 6.25% fixed guaranteed notes due 2015. In May 2008 the Group issued a guaranteed bond offering of GBP500 million 7.375% fixed guaranteed notes due 2020. These bonds have been swapped to US$. The swaps have been accounted for as cash flow hedges with an unrealised loss of US$482 million at 31 December 2008 (refer to note 37).
(f) The guaranteed senior debentures were assumed by the Group through the acquisition of Falconbridge in 2006. Pursuant to the terms of the note indentures as amended by supplemental indentures, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Incorporated to such holders under the terms of the senior debentures.
(g) In February 2008, the Group entered into a US$1,000 million commercial paper programme facility, with maturities of up to 12 months. Interest is payable on the notes at a rate which is based on LIBOR.
(h) Repaid with proceeds of a drawing from the Syndicated Facility.

A portion of the fixed interest rate of the Unsecured notes and Senior debentures has been swapped to a floating rate. The swaps have been accounted for as fair value hedges with an unrealised gain of US$671 million (2007: US$102 million gain) at 31 December 2008 (refer to note 37). Hedging ineffectiveness during 2008 resulted in other financial income of US$45 million. There has been no significant impact on income in 2007 as a result of hedge ineffectiveness.

### *Preference shares*

As at 31 December 2008, unsecured preference shares included:

| Facility | Denomination | At 31 Dec 08 | Fixed or floating interest rate | Interest rate % | Maturity | At 31 Dec 07 | Effective interest rate % in 2007 |
|---|---|---|---|---|---|---|---|
| | | (in US$ millions) | | | | (in US$ millions) | |
| Preference shares series 2* | CAD | — | Floating | | Jun 12 | 120 | 5.88 |
| Preference shares series 3 | CAD | 64 | Fixed | 4.58 | Mar 09 | 79 | 4.58 |
| Preference shares series H | CAD | — | Fixed | 6.50 | Mar 08 | 149 | 6.50 |
| | | 64 | | | | 348 | |

Notes:

* Holders of Preference shares series 2 had the right to convert their shares into Preference shares series 3 in March 2009, subject to certain conditions.

The preference shares were assumed by the Group through the acquisition of Falconbridge in 2006. The Group completed the redemption of all of the outstanding preferred shares, series H for a cash consideration of CAD150 million (US$148 million) in June 2008. The Group completed the redemption of all of the outstanding preferred shares, series 2 for a cash consideration of CAD122 million (US$120 million) in July 2008. Pursuant to the terms of a guarantee indenture, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the preference shares the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Incorporated to such holders under the terms of the preference shares. The preference shares are classified within interest-bearing loans and borrowings because in the majority of cases the cumulative dividends must be paid for an indefinite period and/or the shares are transferable into a variable number of equity instruments.

### *Bank Loans — other unsecured*

Other bank loans includes:

- Debts of proportionally consolidated joint ventures of US$139 million (2007: US$139 million) which bear interest at a rate based on LIBOR plus 175 basis points, repayable in September 2012 and US$122 million (2007: US$163 million) which bear interest at a rate based on LIBOR plus 31 basis points, repayable by December 2011;
- US$ denominated borrowings of US$43 million (2007: US$nil) that are subject to floating interest rates based on Canadian Deposit Offering Rate ("CDOR") plus 110 basis points, repayable by January 2009; and
- ZAR denominated borrowings of US$1 million (2007: US$3 million) that are subject to floating interest rates based on Johannesburg inter bank acceptance rate ("JIBAR"), repayable by December 2010.

***Bank overdrafts — unsecured***

The Group has bank overdrafts that are subject to local and US$ prime floating interest rates in which they have been drawn down. The majority of the bank overdrafts are denominated in Canadian and United States dollars.

***Minority interest loans***

Minority interest loans include US$81 million (2007: US$81 million) advanced to Minera Alumbrera Limited to fund operations that are subject to a fixed rate of 7.2% per annum (2007: 7.2% per annum), repayable by May 2012.

Minority interest loan of US$17 million advanced to Resource Pacific that is subject to a floating rate based on the Reserve Bank of Australia cash rate plus 2.0% per annum, no fixed repayment date but expected to be repaid within the next 12 months.

***Other loans***

Other loans include:

- AUD denominated loans of US$57 million (2007: US$54 million) payable to Western Mining Corporation Resources International Limited and Indophil Resources Limited for the Tampakan copper project (refer note 7). The loan is subject to a fixed rate of interest of 4%, payable quarterly with no fixed repayment date and is not payable within 12 months; and
- Loan of US$6 million from Cantabria Government and Spanish Ministry of Industry & Energy, unsecured and interest free

## 29. Convertible Borrowings

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Convertible bond | **331** | 327 |
| | **331** | 327 |

***Convertible bonds***

On 15 August 2003, Xstrata Capital Corporation AVV issued US$600 million of Convertible bonds due 15 August 2010 convertible at the option of the holder into fully paid Xstrata plc ordinary shares. The Convertible bonds were guaranteed by the Company and were issued at par and bore a coupon of 3.95% per annum. On issue, they were convertible at any time after 26 September 2003 at the option of the holder into 61,180,977 ordinary shares in Xstrata plc based on a conversion price of GBP6.10 (US$9.81 converted into GBP at a fixed exchange rate) per ordinary share, a 39.6% premium to the closing price of Xstrata plc's ordinary shares on 1 August 2003. During 2006, 64.3% of the US$600 million of convertible bonds was converted by the holders. Following the conversions that occurred during 2006 and rights issue in October 2006, the remaining number of ordinary shares that could be issued under the bond at 31 December 2006 was 24,516,537 and as a result of the rights issue the conversion price was adjusted to GBP5.44 (US$8.75 converted into GBP at a fixed exchange rate).

During 2007 the remainder of the bond was converted at the option of the holder. As a result of this conversion 100% of the bond had been converted.

On 6 September 2005, Xstrata Capital Corporation AVV issued a US$375 million Convertible Debenture to Brookfield, due 14 August 2017, convertible at the option of the holder into fully paid Xstrata plc ordinary shares.

The Convertible Debenture was guaranteed by the Company and was issued at par, with a coupon of 4.0% per annum. On issue it was convertible at any time on or after 14 August 2006 at the option of the holder into 12,100,332 ordinary shares in Xstrata plc based on a conversion price of GBP17.13 (US$30.99 converted into GBP at a fixed exchange rate) per ordinary share, representing a 35% premium to the closing price of Xstrata plc's ordinary shares on 11 August 2005. Following the rights issue in October 2006, the total number of ordinary shares that could have been converted was increased to 13,575,432 and the conversion price was adjusted to GBP15.27 (US$27.62 converted into GBP at a fixed exchange rate). On the giving of not less than 30 days notice, the Convertible Debenture could have been called by the Group at par plus accrued interest, at any time after 14 August 2010. Unless previously converted, redeemed or cancelled, the 2017 Convertible Debenture was redeemable on 14 August 2017 at its principal amount plus unpaid accrued interest. On 13 October 2006, the Convertible Debenture was cancelled and a 2017 Convertible Bond was issued to the holder of the Convertible Debenture. The terms of the Convertible Bond are consistent with those of the cancelled Convertible Debenture. On 16 October 2006, the Financial Services Authority approved the admission to the Official List by way of block listing of 13,575,432 ordinary shares of US$0.50 each to be issued upon conversion of the 2017 Convertible Bond. The 2017 Convertible Bond is listed on the Professional Securities Market of the London Stock Exchange.

The liability component of the Convertible Bonds is carried at amortised cost based on an effective interest rate of 5.74% per annum.

During 2008, 0.03% of the US$375 million of convertible bonds was converted by the holders (refer to note 26). Following the conversions that occurred during 2008, the remaining number of ordinary shares that could be issued under the bond at 31 December 2008 was 13,571,812.

There were no conversions during 2007.

## 30. Derivative Financial Liabilities

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Current: | | |
| At fair value: | | |
| Commodity cash flow hedges | **65** | 192 |
| Foreign currency cash flow hedges | **8** | — |
| Other commodity derivatives | **9** | 13 |
| Other foreign currency derivatives | **120** | — |
| | **202** | 205 |
| Non-current: | | |
| At fair value: | | |
| Commodity cash flow hedges | **—** | 58 |
| Foreign currency cash flow hedges | **482** | — |
| Fair value interest rate swap hedge | **—** | 6 |
| Other foreign currency derivatives | **79** | 142 |
| Other interest rate swaps | **8** | — |
| | **569** | 206 |
| Total | **771** | 411 |

## 31. Other Financial Liabilities

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Non-current: | | |
| At fair value: | | |
| Loans to joint venture partners | **334** | 195 |
| At amortised cost: | | |
| Loans to development project partners | **349** | 156 |
| Total | **683** | 351 |

***Loans to joint venture partners***

ZAR denominated loans of US$334 million (2007: US$152 million) payable to ARM Coal. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not callable within 12 months.

ZAR denominated loans of US$nil (2007: US$43 million) payable to Kagiso Trust Investments for the Mototolo project in South Africa. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date.

***Loans to development project partners***

US$ denominated loans of US$349 million (2007: US$156 million) payable to Société Minière du Sud Pacifique for the Koniambo nickel project. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not payable within 12 months.

## 32. Provisions

| | Employee entitlements | Share-based compensation plans | Post-retirement medical plans | Rehabilitation costs | Onerous contracts | Other | 2008 |
|---|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | | |
| At 1 January | **414** | **102** | **481** | **1,533** | **120** | **169** | **2,819** |
| Acquisitions | **7** | **—** | **—** | **12** | **195** | **—** | **214** |
| Arising during the year | **222** | **163** | **36** | **28** | **50** | **208** | **707** |
| Discount unwinding | **10** | **—** | **—** | **91** | **8** | **—** | **109** |
| PPE asset adjustment | **—** | **—** | **—** | **195** | **—** | **—** | **195** |
| Discontinued operations and disposals | **—** | **—** | **—** | **(8)** | **—** | **—** | **(8)** |
| Utilised | **(158)** | **(10)** | **(154)** | **(165)** | **(119)** | **(179)** | **(785)** |
| Unused amounts reversed | **(6)** | **(239)** | **(15)** | **(15)** | **—** | **—** | **(275)** |
| Translation adjustments | **(59)** | **—** | **(3)** | **(120)** | **(56)** | **(4)** | **(242)** |
| At 31 December | **430** | **16** | **345** | **1,551** | **198** | **194** | **2,734** |
| Current | **282** | **—** | **—** | **36** | **54** | **125** | **497** |
| Non-current | **148** | **16** | **345** | **1,515** | **144** | **69** | **2,237** |
| | **430** | **16** | **345** | **1,551** | **198** | **194** | **2,734** |

| | Employee entitlements | Share-based compensation plans | Post-retirement medical plans | Rehabilitation costs | Onerous contracts | Other | 2007 |
|---|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | | |
| At 1 January | 352 | 58 | 413 | 1,240 | 42 | 238 | 2,343 |
| Acquisitions | 15 | — | — | 8 | 90 | — | 113 |
| Arising during the year | 228 | 44 | 32 | 123 | — | 61 | 488 |
| Discount unwinding | 6 | — | — | 83 | — | 2 | 91 |
| PPE asset adjustment | — | — | — | 122 | — | — | 122 |
| Discontinued operations and disposals | (6) | — | (12) | — | — | (19) | (37) |
| Utilised | (190) | — | (27) | (75) | (12) | (86) | (390) |
| Unused amounts reversed | — | — | — | — | — | (30) | (30) |
| Translation adjustments | 9 | — | 75 | 32 | — | 3 | 119 |
| At 31 December | 414 | 102 | 481 | 1,533 | 120 | 169 | 2,819 |
| Current | 244 | — | — | 4 | — | 96 | 344 |
| Non-current | 170 | 102 | 481 | 1,529 | 120 | 73 | 2,475 |
| | 414 | 102 | 481 | 1,533 | 120 | 169 | 2,819 |

*Employee entitlements*

The employee entitlement provisions mainly represent the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilised as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Current employee entitlements includes excess short-term leave entitlements and the portion of non-current employee entitlements that are expected to be incurred within 12 months. Non-current entitlements include long service leave entitlements which are payable upon an employee attaining a certain period of service and workers compensation provisions. For some entitlements, amounts will also be recovered from an independent fund (refer to note 19). The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 12 years (2007: 8 years).

*Share-based compensation plans*

The Group has granted various share-based compensation plans to certain executives and senior employees that will be cash-settled (refer to note 35). The intrinsic value of the cash settled share based compensation plans that had vested at 31 December 2008 was US$6 million (2007: US$86 million).

*Post-retirement medical plans*

The Group operates unfunded post-retirement medical benefit plans in North America and a comparatively smaller plan in South Africa for a number of current and former employees. Independent qualified actuaries using the projected unit credit method assess the accumulated benefit obligation and annual cost of accrued benefits. The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 12 years (2007: 13 years) (refer to note 35).

*Rehabilitation costs*

Rehabilitation provision represents the estimated costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed. The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 26 years (2007: 25 years) (refer to note 24).

*Onerous contracts*

Onerous contract provisions represent the restatement of various long-term contracts to their current market value at the acquisition date of subsidiaries. These provisions are expected to be utilised over a weighted average life of 10 years (2007: 7 years).

*Other*

Other includes provisions for litigation of US$60 million (2007: US$79 million) and restructuring of US$28 million (2007: US$13 million). The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 2 years (2007: 3 years).

## 33. Other Liabilities

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Current: | | |
| Deferred income | 35 | 45 |
| | 35 | 45 |
| Non-current: | | |
| Deferred income | 105 | 78 |
| | 105 | 78 |

## 34. Commitments and Contingencies

***Operating lease commitments — Group as Lessee***

The Group has entered into leases for buildings, motor vehicles and sundry plant and equipment. These leases have an average life of 4 years (2007: 7 years) with renewal terms at the option of the lessee at lease payments based on

market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases. Future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Within one year | **46** | 42 |
| After one year but not more than five years | **102** | 95 |
| More than five years | **28** | 26 |
| | **176** | 163 |

***Finance lease and hire purchase commitments***

The Group has entered into finance leases and hire purchase contracts for various items of plant and machinery. The majority of these leases include a residual balloon payment at the end of the lease term and title passing to the Group. Future minimum lease payments under finance leases and hire purchase contracts together with the future finance charges as at 31 December are as follows:

| | Un-discounted minimum payments 2008 | Present value of minimum payments 2008 | Un-discounted minimum payments 2007 | Present value of minimum payments 2007 |
|---|---|---|---|---|
| | | *(in US$ millions)* | | |
| Within one year | **31** | **25** | 27 | 18 |
| After one year but not more than five years | **65** | **49** | 100 | 74 |
| More than five years | **54** | **36** | 56 | 40 |
| Total minimum lease payments | **150** | **110** | 183 | 132 |
| Less amounts representing finance lease charges | **(40)** | **—** | (51) | — |
| Present value of minimum lease payments | **110** | **110** | 132 | 132 |

***Capital commitments***

Amounts contracted for but not provided in the financial statements amounted to US$1,701 million (2007: US$1,455 million), including:

- Xstrata Coal US$52 million for longwall equipment at Oaky, US$34 million for 5 electric shovels at Cerrejon, US$1 million (2007: US$170 million) for the development of the Goedgevonden open cut coal mine, US$6 million (2007: US$53 million) for a dragline at the Wondoan project, US$nil (2007: US$53 million) for the Wollombi development and US$nil (2007: US$51 million) for a coal handling preparation plant upgrade at Liddell;
- Xstrata Nickel US$839 million (2007: US$320 million) for the Koniambo project and US$5 million (2007: US$78 million) for the Nickel Rim South project; and
- Xstrata Zinc US$27 million (2007: US$109 million) for the development of an open cut mine at Mt Isa.

The balance of the other amounts contracted for but not provided relates to various minor commitments around the Group, mainly for the purchase of new property, plant and equipment.

Included in the above is US$195 million (2007: US$350 million) representing the Group's share of the capital commitments that have been incurred jointly with other venturers.

Finance leases entered into after 31 December 2008 amounted to US$nil (2007: US$nil).

***Guarantees***

Xstrata Coal Australia has contracted US$492 million (2007: US$588 million) for rail take or pay commitments, US$341 million (2007: US$450 million) for port take or pay commitments, performance guarantees to customers and suppliers under contracts for supply of coal and services for US$34 million (2007: US$24 million) and guarantees to the New South Wales and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof US$203 million (2007: US$215 million).

Xstrata Coal South Africa has issued guarantees to the Department of Minerals and Energy to obtain certain prospecting permits of US$52 million (2007: US$70 million) and performance guarantees to suppliers of US$6 million (2007: US$8 million).

Xstrata Alloys has issued guarantees to Eskom for power usage and early termination of power usage of US$18 million (2007: US$17 million) and to the Department of Mineral and Energy Mineral Resources, municipalities and governmental boards in respect of various mining leases and the performance thereof for US$21 million (2007: US$19 million).

Xstrata Copper, Xstrata Zinc and Xstrata Technology Australia have issued performance guarantees to customers for US$27 million (2007: US$53 million) and guarantees to the Queensland Departments for Mineral Resources and other government agencies in respect of various mining leases and the performance thereof, environmental bonds and self insurance licences US$161 million (2007: US$105 million).

Xstrata Nickel has issued guarantees for energy contracts of US$95 million (2007: US$153 million).

Xstrata Zinc has issued performance guarantees to the Northern Territory government for an electricity supply and pipeline agreement of US$22 million (2007: US$32 million), and to suppliers of US$17 million (2007: US$nil). It has provided bank guarantees to the Northern Territory government for rehabilitation costs of US$54 million (2007: US$49 million).

Xstrata Zinc has issued bank guarantees in Spain of US$54 million (2007: US$107 million).

Northfleet has issued bank guarantees to H M Customs and Excise in respect of the transport of Lead Slag for US$1 million (2007: US$nil).

A letter of credit of US$166 million (2007: US$205 million) has been given for the pension liabilities of the Group's Canadian operations.

Letters of credit have been issued to the Canadian government for rehabilitation costs of US$40 million (2007: US$38 million).

Included in the above is US$1,097 million (2007: US$1,730 million) representing the Group's share of guarantees that have been incurred jointly with other venturers.

## 35. Employee Benefits

***Share-based Payments***

The expense recognised for share based payments during the year is shown in the following table:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Expense arising from equity settled transactions | **245** | 62 |
| Expense arising from cash settled transactions | **(239)** | 44 |
| Total expense arising from share-based payment transactions | **6** | 106 |

The Group operates a number of share-based payment plans which are outlined below. With the exception of the AVP that was modified in May 2008 and discussed following, there have been no cancellations or modifications to any of the plans during 2008 or 2007.

***Xstrata plc Long-Term Incentive Plan ("LTIP")***

The LTIP has two elements:

(i) A contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) An option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied.

All LTIP awards that vest are subject to the satisfaction of certain performance criteria being met over a three-year performance period. The 2003 LTIP awards are only subject to the Total Shareholder Return ("TSR") performance criteria. Half of the options and free share awards granted in 2004 and 2005 are conditional on TSR relative to a peer group, with the remainder conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period. The allocation of performance criteria pertaining to the options and free share awards granted in 2006, 2007 and 2008 is summarised in the following table:

| Award | Employees | Number | % TSR | % cost savings | TSR | Cost savings |
|---|---|---|---|---|---|---|
| 2008: | | | | | | |
| Options | Corporate | 986,035 | 50% | 50% | 493,017 | 493,018 |
| | Business units | 2,154,539 | 25% | 75% | 538,635 | 1,615,904 |
| | | 3,140,574 | | | 1,031,652 | 2,108,922 |
| Free shares | Corporate | 295,810 | 50% | 50% | 147,905 | 147,905 |
| | Business units | 646,367 | 25% | 75% | 161,592 | 484,775 |
| | | 942,177 | | | 309,497 | 632,680 |
| 2007: | | | | | | |
| Options | Corporate | 1,140,952 | 50% | 50% | 570,476 | 570,476 |
| | Business units | 2,117,638 | 25% | 75% | 529,410 | 1,588,228 |
| | | 3,258,590 | | | 1,099,886 | 2,158,704 |
| Free shares | Corporate | 342,286 | 50% | 50% | 171,143 | 171,143 |
| | Business units | 635,287 | 25% | 75% | 158,822 | 476,465 |
| | | 977,573 | | | 329,965 | 647,608 |
| 2006: | | | | | | |
| Options | Corporate | 1,048,144 | 50% | 50% | 524,072 | 524,072 |
| | Business units | 1,764,060 | 25% | 75% | 441,015 | 1,323,045 |
| | | 2,812,204 | | | 965,087 | 1,847,117 |
| Free shares | Corporate | 314,444 | 50% | 50% | 157,222 | 157,222 |
| | Business units | 538,092 | 25% | 75% | 134,523 | 403,569 |
| | | 852,536 | | | 291,745 | 560,791 |

For the awards conditional on TSR, one — half of the award will vest if TSR growth is at the median of the specified peer group, the full award will vest for performance at or above the second decile with straight-line vesting between these points. No vesting will occur for below median performance. For the awards where vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 10% of the award will vest for 1% cost savings, 70% for 2% cost savings and all awards for 3% or more cost savings, with straight-line vesting between these points. No vesting will occur if cost savings are less than 1%. Real cost savings are measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price-linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments. No other features of the LTIP awards are incorporated into the measurement of fair value.

No consideration will be payable on the vesting of an LTIP award of free ordinary shares. On exercise of an option, a participant will be required to pay an exercise price which is based on the closing market price of an ordinary share seven trading days prior to the date of grant.

Of the below options, 1.9 million (2007: 2.0 million) are accounted for as cash-settled share-based awards whilst the remainder of the LTIP awards are equity-settled (refer to note 32).

The movement in the number of free ordinary shares and share options is as follows:

***Free Shares***

| | 2008 No | 2008 WAEP | 2007 No | 2007 WAEP |
|---|---|---|---|---|
| Outstanding as at 1 January | **3,247,747[(1)]** | **N/A** | 4,129,365[(1)] | N/A |
| Granted during the year | **942,177** | **N/A** | 977,573 | N/A |
| Forfeited during the year | **(48,835)** | **N/A** | (54,491) | N/A |
| Exercised during the year | **(1,375,891)[(3)]** | **N/A** | (1,804,700)[(2)] | N/A |
| Outstanding as at 31 December | **2,765,198** | **N/A** | 3,247,747 | N/A |
| Exercisable at 31 December | **—** | **N/A** | — | N/A |

Notes:

(1) All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments.

(2) The weighted average share price at the date of exercise of these awards was GBP23.63.

(3) The weighted average share price at the date of exercise of these awards was GBP36.98.

The weighted average remaining contractual life for the free shares outstanding as at 31 December 2008 is 8.2 years (2007: 8.1 years).

The weighted average fair value of free shares granted during the year was US$60.46 (2007: US$38.23).

***Share options***

| | 2008 No | 2008 WAEP | 2007 No | 2007 WAEP |
|---|---|---|---|---|
| Outstanding as at 1 January | **13,194,997** | **GBP13.73** | 14,450,730 | GBP9.26 |
| Granted during the year | **3,140,574** | **GBP35.36** | 3,258,590 | GBP24.00 |
| Forfeited during the year | **(129,724)** | **GBP24.52** | (182,323) | GBP13.21 |
| Exercised during the year | **(2,877,142)[(2)]** | **GBP9.18** | (4,332,000)[(1)] | GBP6.49 |
| Outstanding as at 31 December | **13,328,705 [(3)]** | **GBP19.70** | 13,194,997[(3)] | GBP13.73 |
| Exercisable at 31 December | **4,069,712** | **GBP7.58** | 2,402,460 | GBP5.89 |

Notes:

(1) The weighted average share price at the date of exercise of these options was GBP25.58.

(2) The weighted average share price at the date of exercise of these options was GBP39.67.

(3) All the share options included in this balance have been accounted for in accordance with IFRS 2 Share-based payments, except for 65,708 options issued in 2002.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2008: 7.4 years (2007: 7.7 years).

The weighted average fair value of options granted during the year was US$21.39 (2007: US$13.93).

The range of exercise prices for options outstanding at the end of the year was GBP3.22 to GBP35.36 (2007: GBP3.22 to GBP24.00).

The following table lists the inputs to the models used to measure the fair value of equity settled awards granted:

| | Date of grant 2008 | Date of grant 2007 |
|---|---|---|
| Dividend yield (%) | **0.8** | 1.5 |
| Expected volatility (%) | **36** | 35 |
| Risk-free interest rate (%) | **4.1** | 5.1 |
| Earliest exercise date | **04-Apr-11** | 15-Mar-10 |
| Latest exercise date | **03-Apr-18** | 14-Mar-17 |
| Expected exercise date | **19-Jan-12** | 27-Nov-10 |
| Share price at date of grant (GBP) | **37.06** | 24.25 |
| Exercise price (GBP) | **35.36** | 24.00 |
| Free share fair value at date of grant (GBP) | **30.33** | 19.73 |
| Option fair value at date of grant (GBP) | **11.07** | 6.74 |

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Both the free shares and the equity settled options are equity settled plans and the fair value is measured at the date of grant.

The fair value of the cash settled options is measured at the date of grant and at each reporting date until the liability is settled, using binomial models, taking into account the terms and conditions of the award.

### *Xstrata AG incentive plan*

With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and exercise price adjusted accordingly. The share options had a two-year vesting period followed by a three year exercise period. The exercise price was the share price at the date of granting of the share options. There were no other conditions attaching to these options and they could be cash-settled by the holder. No further options were granted under this incentive plan. All of the options below were accounted for as cash-settled share-based awards. The movement in the number of share options are as follows:

| | 2008 No | 2008 WAEP | 2007 No | 2007 WAEP |
|---|---|---|---|---|
| Outstanding as at 1 January | — | — | 14,320[(1)] | CHF13.41 |
| Exercised during the year | — | — | (14,320)[(2)] | CHF13.41 |
| Outstanding as at 31 December | — | — | — | — |
| Exercisable at 31 December | — | — | — | — |

Notes:

(1) All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments.

(2) The weighted average share price at the date of exercise of these options was CHF56.96.

The weighted average remaining contractual life for the share options outstanding as at 1 January 2007 was 0.1 years.

No new shares were granted during the year.

### *Directors' Service contracts*

Options were granted to two executive Directors pursuant to the terms of on which they were recruited. The options are to be equity-settled. The exercise price is the share price at the date of granting of the share options. The final scheme vested in January 2007 and each scheme has an exercise period of seven years. If the holder ceases to be employed by the Group for any reason, they may exercise any vested options within six months of such cessation, after which the options lapse. Any unvested options will lapse if the holder is dismissed lawfully under the terms of their contract or if they voluntarily resign except where they have a valid reason to terminate their employment as

defined in their employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months. In all other cases, they will remain exercisable for a period of six months.

The movement in the number of share options are as follows:

| | 2008 No | 2008 WAEP | 2007 No | 2007 WAEP |
|---|---|---|---|---|
| Outstanding as at 1 January | **1,142,492** | **GBP4.25** | 1,242,492 | GBP4.36 |
| Exercised during the year | **(148,498)[(1)]** | **GBP5.68** | (100,000)[(2)] | GBP5.68 |
| Outstanding as at 31 December | **993,994** | **GBP4.03** | 1,142,492 | GBP4.25 |
| Exercisable at 31 December | **993,994** | **GBP4.03** | 1,142,492 | GBP4.25 |

Notes:

(1) The weighted average share price at the date of exercise of these options was GBP41.57.

(2) The weighted average share price at the date of exercise of these options was GBP27.62.

The above share options have not been accounted for in accordance with IFRS 2 Share-based Payments as the options were granted on or before 7 November 2002 and have not been subsequently modified.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2008 is 4.2 years (2007: 5.4 years).

No new shares were granted during the year.

The range of exercise prices for options outstanding at the end of the year was GBP3.84 to GBP4.22 (2007: GBP3.84 to GBP5.68).

### *Deferred Bonus*

As detailed within the Directors' Remuneration Report on pages [98] to [107] of the Xstrata Annual Report and Accounts 2008 the maximum bonus payable under the Bonus Plan for Executive Directors and the members of the Executive Committee is 300% of salary. Bonuses are payable in three tranches as follows:

- the maximum bonus, which any one participant is eligible to receive in cash, will be limited to 100% of the individual's base salary;
- any additional bonus up to a further 100% of base salary will be deferred for a period of one year; and
- any remaining bonus will be deferred for a period of two years.

The deferred elements will take the form of awards of Xstrata shares conditional on the participant remaining in employment throughout the deferral period. The number of shares awarded will be determined by reference to the market value of the shares at the date the bonus payment is determined. The deferred elements have been treated as an equity-settled share-based payment in accordance with IFRS 2.

In 2005 the Xstrata Remuneration Committee resolved that during the bonus deferral period dividend equivalents would accrue in relation to the deferral, to be delivered at the end of the deferral period and subject to the deferral award vesting.

As dividend equivalents are receivable on the deferred amounts, the fair value of the deferral is technically equal to the value of the bonuses deferred.

The following deferred bonus awards have been made:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Market value of deferred bonus award (US$m) | 10 | 16 | 13 |
| Number of shares purchased | —* | 242,702 | 291,585 |

Notes:

* At the date of signing the financial statements, the shares were yet to be purchased in the market.

***Directors' Added Value Plan (the "AVP")***

The AVP is a long-term incentive and retention plan for the Chief Executive which rewards outperformance in creating additional long term shareholder value over the value created by Xstrata plc's peer companies and aligns interests with shareholders by means of share ownership. Performance is assessed over periods of three years and five years from the date of award of each cycle and is based upon the growth in the Company's TSR over the relevant performance period relative to an index of global mining companies, which form the Xstrata TSR Index. A description of the performance requirements and the vesting schedule of the plan are detailed within the Directors' Remuneration Report on pages 98 to 107 of the Xstrata Annual Report and Accounts 2008. The first cycle of the AVP began on 9 May 2005, the second began on 10 March 2006, the third began on 15 March 2007 and the fourth began on 26 March 2008. The AVP will terminate on 9 May 2010, after which no further awards will be granted.

For the 2008 plan cycle, the market capitalisation on 26 March 2008 was US$76.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$70.50. For the 2007 plan cycle, the market capitalisation on 15 March 2007 was US$45.2 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$46.77. For the 2006 plan cycle, the market capitalisation on 10 March 2006 was US$18.6 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$29.39. For the 2005 plan cycle, the market capitalisation on 9 May 2005 was US$11.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$18.00. On 6 May 2008 amendments to the rules of the AVP, as outlined in the Directors' Remuneration Report in the 2007 Annual Report on page 126, were approved at the Xstrata Annual General Meeting. In May 2008, 50% of the interim award of the 2005 AVP cycle was cash-settled as detailed in the Directors' Remuneration Report on pages 98 to 107 of the Xstrata Annual Report and Accounts 2008. The remaining 50% of the interim award of the 2005 AVP cycle is deferred in equal portions for one and two years and its value moves in accordance with the Company's share price. At 31 December 2008, the fair value of this deferred award was US$13 million.

Under IFRS 2, at the grant date of 9 May 2005, the fair value of any potential award for the 2005 plan was US$7 million, using a Monte Carlo simulation model to incorporate the market-based features of the plan. At the grant date of 10 March 2006, the fair value of any potential award for the 2006 plan was US$7 million; at the grant date of 15 March 2007, the fair value of any potential award for the 2007 plan was US$19 million; and the fair value of any potential award of the 2008 share-based payment was US$120 million, estimated at the grant date of 26 March 2008, using a Monte Carlo simulation model. At current performance, no payment would be made under the 2006, 2007 or 2008 AVP plans. During the year, it was determined that the AVP should be accounted for as a cash-settled share-based payment to reflect the expected form of settlement. Accordingly, a provision was recognised based on the fair value of each award adjusted for the vesting period yet to lapse using a Monte Carlo simulation model. At 31 December 2008 the fair value of all unvested AVP awards was US$14 million and the total provision held at 31 December 2008 for the AVP was US$10 million (refer to note 32).

The following table lists the inputs to the models used to measure the fair value of the AVP award granted:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Xstrata plc | Xstrata Share Indices(1) | Xstrata plc | Xstrata Share Indices(1) |
| Dividend yield (%) | N/A | N/A(2) | N/A | N/A(2) |
| Expected volatility to interim vesting (%) | 40 | 31 | N/A | N/A |
| Expected volatility to final vesting (%) | 37 | 28 | 38 | 25 |
| Risk-free interest rate to interim vesting (%) | 4.1 | 4.1 | N/A | N/A |
| Risk-free interest rate to final vesting (%) | 4.2 | 4.2 | 5.2 | 5.2 |
| Third anniversary of start of cycle | 26 March 2011 | 26 March 2011 | 15 March 2010 | 15 March 2010 |
| Fourth anniversary of start of cycle | 26 March 2012 | 26 March 2012 | 15 March 2011 | 15 March 2011 |
| Fifth anniversary of start of cycle | 26 March 2013 | 26 March 2013 | 15 March 2012 | 15 March 2012 |
| Sixth anniversary of start of cycle | 26 March 2014 | 26 March 2014 | N/A | N/A |

Notes:

(1) There are two Xstrata Share Indices used within the valuation model; one is a market capitalisation weighted TSR index comprising 14 global mining firms (2007: 15 global mining firms) considered to be Xstrata's key competitors for both financial and human capital. The other is a market capitalisation price index comprising the same global mining firm constituents.

(2) When simulating the Xstrata Price Index, a dividend yield is included to account for the suppressing impact that a dividend payment has on the constituent share prices. A yield of 2.3% (2007: 2.5%) has been used. For the simulation of Xstrata's TSR and the Index TSR a dividend yield is not required.

The following table lists the ranges of inputs to the models used to measure the fair value of each unvested cycle of the AVP awards amended on 6 May 2008:

| | Xstrata plc | Xstrata Share Indices[(1)] |
|---|---|---|
| Dividend yield (%) | N/A | N/A[(2)] |
| Expected volatility to interim vesting (%) | 42 - 49 | 31 |
| Expected volatility to final vesting (%) | 38 - 44 | 28 |
| Risk-free interest rate to interim vesting (%) | 4.4 - 4.5 | 4.1 |
| Risk-free interest rate to final vesting (%) | 4.4 - 4.5 | 4.2 |

Notes:

(1) There are two Xstrata Share Indices used within the valuation model; one is a market capitalisation weighted TSR index comprising relevant global mining firms who are considered to be Xstrata's key competitors for both financial and human capital at the commencement of each cycle. The other is a market capitalisation price index comprising the same global mining firm constituents.

(2) When simulating the Xstrata Price Index, a dividend yield is included to account for the suppressing impact that a dividend payment has on the constituent share prices. A yield of 1.9% has been used. For the simulation of Xstrata's TSR and the Index TSR a dividend yield is not required.

The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome. The AVP is not an award over a fixed number of shares.

***Pensions and Other Post-employment Benefit Plans***

The net expense recognised in the income statement for the year ended 31 December:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Defined benefit pension plans | **39** | 14 |
| Defined contribution pension plans | **109** | 110 |
| Post-retirement medical plans | **40** | 32 |
| | **188** | 156 |

*Defined Contribution Pension Plans*

The Group participates in a number of defined contribution pension plans and industry-wide schemes covering the majority of its employees. The assets are held separately from those of the Group and are generally invested with insurance companies and regulated by local legislation.

*Post-retirement Medical Plans*

The Group participates in a number of post-retirement medical benefits. All material post-retirement medical benefit liabilities are in North America with smaller exposures in South Africa. Independent qualified actuaries assess the accumulated benefit obligation and annual cost of accrued benefits using the projected unit credit method. The actuaries have updated the valuations to 31 December 2008.

*Defined Benefit Pension Plans*

The Group contributes to defined benefit pension plans for a number of its employees. Independent professionally qualified actuaries assess the pension costs and funding of these plans using the projected unit method. The actuaries have updated the valuations to 31 December 2008. All significant pension assets and liabilities are in North America.

The following tables summarise the components of the net expense recognised in cost of sales in the income statement and the funded status and amounts recognised in the balance sheet for the defined benefit pension plans and post-retirement medical plans.

The weighted average principal economic assumptions used to determine the actuarial values are as follows:

| | Pension plans 2008 | Post-retirement medical plans 2008 | Pension plans 2007 | Post-retirement medical plans 2007 |
|---|---|---|---|---|
| Rate of salary increases | **3.1%** | **—** | 3.8% | — |
| Rate of pension increases | **2.7%** | **—** | 3.2% | — |
| Expected rate of return on plan assets: | | | | |
| Equities | **9.1%** | **—** | 9.1% | — |
| Bonds | **5.2%** | **—** | 4.6% | — |
| Total | **6.5%** | **—** | 6.9% | — |
| Discount rate | **7.3%** | **7.4%** | 5.6% | 5.7% |
| Inflation rate | **2.6%** | **2.6%** | 2.5% | 2.6% |
| Rate of medical cost increases | **—** | **8.0%** | — | 9.0% |

A one percentage point change in the assumed rate of increase in healthcare costs would have the following impact:

| | Increase 2008 | Decrease 2008 | Increase 2007 | Decrease 2007 |
|---|---|---|---|---|
| | | *(in US$ millions)* | | |
| Effect on the current service cost and interest cost | **5** | **4** | 6 | 5 |
| Effect on the defined benefit obligation | **38** | **31** | 57 | 47 |

The pension plan mortality rate used at 31 December 2008 and 31 December 2007 was UP-94 for North American pension and post-retirement medical plans. These rates refer to published projected mortality tables by actuarial bodies in North America and take into account the assumed increases in the life expectancy and are calculated for both current and future pensioners. There are no significant differences in these rates between schemes. The average life expectancy in the pension plans was 85 years (2007: 85 years) and in the medical plans was 82 years (2007: 82 years) as at 31 December 2008.

The assets and liabilities of the schemes and the amounts recognised in the Group balance sheet at 31 December are as follows:

| | Pension plans 2008 | Post-retirement medical plans 2008 | Pension plans 2007 | Post-retirement medical plans 2007 |
|---|---|---|---|---|
| | | *(in US$ millions)* | | |
| Present value of benefit obligations | **1,994** | **345** | 2,721 | 481 |
| Assets at fair value | **(1,677)** | **—** | (2,495) | — |
| Net liability | **317** | **345** | 226 | 481 |
| Net liability as at 31 December represented by: | | | | |
| Pension deficits/provisions | **320** | **345** | 231 | 481 |
| Pension assets | **(3)** | **—** | (5) | — |
| Net liability | **317** | **345** | 226 | 481 |

Historical adjustments are as follows:

| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| | | *(in US$ millions)* | | | |
| Defined benefit obligation | **1,994** | 2,721 | 2,604 | 106 | 110 |
| Plan assets | **(1,677)** | (2,495) | (2,393) | (85) | (85) |
| Net deficit | **317** | 226 | 211 | 21 | 25 |
| Experience (gain)/loss adjustments on plan liabilities | **74** | 69 | (4) | (8) | (1) |
| Experience (gain)/loss adjustments on plan assets | **480** | 126 | (96) | (4) | 1 |

The reconciliation of the net liability movement during the year in the net pension and post-retirement medical plan liability (before allowance of deferred tax) are as follows:

| | Pension plans 2008 | Post-retirement medical plans 2008 | Pension plans 2007 | Post-retirement medical plans 2007 |
|---|---|---|---|---|
| | | *(in US$ millions)* | | |
| Net liability as at 1 January | **226** | **481** | 211 | 413 |
| Discontinued operations and disposals | **—** | **—** | (19) | (12) |
| Total benefit expense | **39** | **40** | 14 | 32 |
| Actuarial (gains)/losses | **188** | **(76)** | 104 | (6) |
| Employer contributions | **(75)** | **(22)** | (116) | (21) |
| Translation adjustments | **(61)** | **(78)** | 32 | 75 |
| Net liability as at 31 December | **317** | **345** | 226 | 481 |

Contributions of US$52 million in 2009, US$58 million in 2010, US$52 million in 2011 and US$50 million in 2012 and US$38 million in 2013 are being made in order to eliminate the deficiency in the North America plans. The total contributions to the defined benefit pension plans in 2009 including these further contributions are US$74 million.

The components of benefit (income)/expense recognised in the income statement during the year are as follows:

| | Pension plans 2008 | Post-retirement medical plans 2008 | Pension plans 2007 | Post-retirement medical plans 2007 |
|---|---|---|---|---|
| | | *(in US$ millions)* | | |
| Service cost | **53** | **14** | 43 | 9 |
| Interest cost | **139** | **26** | 133 | 23 |
| Expected return on plan assets (net of expected expenses) | **(153)** | **—** | (162) | — |
| | **39** | **40** | 14 | 32 |

The components of actuarial (gains)/losses recognised in the Consolidated Statement of Recognised Income and Expenses during the year are as follows:

| | Pension plans 2008 | Post-retirement medical plans 2008 | Pension plans 2007 | Post-retirement medical plans 2007 |
|---|---|---|---|---|
| | | *(in US$ millions)* | | |
| Expected return on plan assets (net of expected expenses) | **153** | **—** | 162 | — |
| Actual return on plan assets | **327** | **—** | (36) | — |
| Actual return less expected return on plan assets | **480** | **—** | 126 | — |
| Actuarial (gain)/loss on obligations | **74** | **—** | 69 | (12) |
| Change of assumptions | **(366)** | **(76)** | (91) | 6 |
| | **188** | **(76)** | 104 | (6) |

The cumulative amount of net actuarial losses recognised in the statement of recognised income and expenses is US$150 million (2007: loss US$38 million).

The reconciliation of the present value of benefit obligations and fair value of plan asset movements during the year are as follows:

| | Pension plans 2008 | Post-retirement medical plans 2008 | Pension plans 2007 | Post-retirement medical plans 2007 |
|---|---|---|---|---|
| | | *(in US$ millions)* | | |
| Benefit obligation present value as at 1 January | **2,721** | **481** | 2,604 | 413 |
| Discontinued operations and disposals | **—** | **—** | (255) | (12) |
| Current service cost | **53** | **14** | 43 | 9 |
| Interest cost | **139** | **26** | 133 | 23 |
| Employee contributions | **1** | **—** | 1 | — |
| Actuarial (gains)/losses | **74** | **—** | 69 | (12) |
| Actual benefit payments | **(162)** | **(22)** | (165) | (21) |
| Change of assumptions | **(366)** | **(76)** | (91) | 6 |
| Translation adjustments | **(466)** | **(78)** | 382 | 75 |
| Benefit obligation present value as at 31 December | **1,994** | **345** | 2,721 | 481 |
| Plan assets fair value as at 1 January | **2,495** | **—** | 2,393 | — |
| Discontinued operations and disposals | **—** | **—** | (236) | — |
| Actual return on plan assets | **(327)** | **—** | 36 | — |
| Company contributions | **75** | **—** | 116 | — |
| Employee contributions | **1** | **—** | 1 | — |
| Benefits paid from fund | **(162)** | **—** | (165) | — |
| Translation adjustments | **(405)** | **—** | 350 | — |
| Plan assets fair value as at 31 December | **1,677** | **—** | 2,495 | — |
| Net liability as at 31 December | **317** | **345** | 226 | 481 |
| Net liability as at 1 January | **226** | **481** | 211 | 413 |

The defined benefit obligation present value included above for unfunded pension plans at 31 December 2008 was US$6 million (2007: US$5 million).

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

| | Pension plans 2008 | Pension plans 2007 |
|---|---|---|
| | *(%)* | *(%)* |
| Equities | **35** | 49 |
| Bonds | **62** | 49 |
| Other | **3** | 2 |

Included in equities is US$nil (2007: US$nil) of Xstrata plc shares.

The overall expected rate of return on assets is determined based on the market value weighted expected return applicable to the underlying asset category.

## 36. Related Parties

| Name | Country of incorporation | Principal activities | % of ordinary shares held & voting rights |
|---|---|---|---|
| **Principal Subsidiaries** | | | |
| Xstrata Coal | | | |
| Abelshore Pty Limited | Australia | Coal operations | 100 |
| AZSA Holdings Pty Limited | Australia | Holding company | 100 |
| Coalex Holdings Pty Limited | Australia | Coal operations | 78 |
| Cook Resources Mining Pty Limited | Australia | Coal operations | 100 |
| Cumnock No. 1 Colliery Pty Limited | Australia | Coal operations | 100 |
| Enex Foydell Limited | Australia | Coal operations | 100 |

| Name | Country of incorporation | Principal activities | % of ordinary shares held & voting rights |
|---|---|---|---|
| Enex Liddell Pty Limited | Australia | Coal operations | 100 |
| Enex Oakbridge Pty Limited | Australia | Coal operations | 100 |
| Enex Togara Pty Limited | Australia | Coal project | 100 |
| Jonsha Pty Limited | Australia | Coal operations | 100 |
| Oakbridge Pty Limited | Australia | Coal operations | 78 |
| Oceanic Coal Australia Limited | Australia | Coal operations | 100 |
| Ravensworth Operations Pty Limited | Australia | Coal operations | 100 |
| Resource Pacific Pty Limited | Australia | Coal operations | 77.8 |
| Saxonvale Coal Pty Limited | Australia | Coal operations | 78 |
| Tahmoor Coal Pty Limited | Australia | Coal operations | 100 |
| The Wallerawang Collieries Limited | Australia | Coal operations | 74.1 |
| Ulan Coal Mines Limited | Australia | Coal operations | 90 |
| Ulan Power Company Pty Limited | Australia | Feasibility projects | 100 |
| United Collieries Pty Limited | Australia | Coal operations | 95 |
| Xstrata Coal Pty Limited | Australia | Holding company | 100 |
| Xstrata Coal Corporate Pty Limited | Australia | Management company | 100 |
| Xstrata Coal Holdings Pty Limited | Australia | Holding company | 100 |
| Xstrata Coal Investments Australia Pty Limited | Australia | Holding company | 100 |
| Xstrata Coal Queensland Pty Limited | Australia | Coal operations | 100 |
| Xstrata Mangoola Pty Limited | Australia | Coal Project | 100 |
| Xstrata Newpac Pty Limited | Australia | Investment company | 100 |
| Xstrata Coal Canada Limited | Canada | Holding company | 100 |
| Xstrata Coal Donkin Limited | Canada | Coal project | 100 |
| Xstrata Cerrejón Limited | Bermuda | Coal operations | 100 |
| Xstrata Coal South America Limited | Bermuda | Holding company | 100 |
| Tavistock Collieries (Pty) Limited | South Africa | Coal operations | 100 |
| Tironimus AG | Switzerland | Holding company | 100 |
| Xstrata Coal Marketing AG | Switzerland | Marketing & Trading | 100 |
| Xstrata Alloys | | | |
| Xstrata South Africa (Pty) Limited | South Africa | Holding company, Coal, Chrome, Platinum & Vanadium operations | 100 |
| Eland Platinum Holdings Limited | South Africa | Platinum operation | 74 |
| Char Technology (Pty) Limited | South Africa | Char operation | 100 |
| African Fine Carbon (Pty) Limited | South Africa | Char operation | 100 |
| African Carbon Producers (Pty) Limited | South Africa | Char operation | 100 |
| Xstrata Copper | | | |
| Ernest Henry Mining Pty Limited | Australia | Copper operation | 100 |
| Minera Alumbrera Limited* | Antigua | Copper operation | 50 |
| Mount Isa Mines Limited | Australia | Copper, Lead and Zinc operations | 100 |
| Xstrata South America Limited | Cayman | Holding company | 100 |
| Xstrata Tintaya S.A. | Peru | Holding company | 100 |
| Compania Minera Xstrata Lomas Bayas | Chile | Copper operations | 100 |
| Xstrata Inversiones Chile Limitada | Chile | Holding company | 100 |
| Xstrata Copper Chile S.A. | Chile | Copper smelter | 100 |
| Xstrata Commodities Middle East DMCC†† | UAE | Marketing | 100 |
| Xstrata Recycling Inc. | USA | Copper recycling | 100 |

| Name | Country of incorporation | Principal activities | % of ordinary shares held & voting rights |
|---|---|---|---|
| Xstrata Nickel | | | |
| Xstrata International (Investments) Limited | Bermuda | Holding company | 100 |
| Xstrata Nickel International Limited | Barbados | Nickel feeds acquisition | 100 |
| Falconbridge Dominicana C por A | Dom. Republic | Ferronickel operation | 85 |
| Xstrata Nickel Marketing S.A. | Belgium | Nickel marketing | 100 |
| Xstrata Nikkelverk Aktieselskap AS | Norway | Nickel refinery | 100 |
| Xstrata Nickel International S.A. | Belgium | Nickel procurement agent | 100 |
| Xstrata Nickel Australasia Pty Ltd | Australia | Nickel operation | 100 |
| Xstrata Brasil Exploracao Mineral Ltda | Brazil | Exploration | 100 |
| Koniambo Nickel SAS** | New Caledonia | Ferronickel Project | 49 |
| Xstrata Zinc | | | |
| Asturiana de Zinc SA | Spain | Zinc smelter | 100 |
| Britannia Refined Metals Limited | UK | Lead smelter | 100 |
| McArthur River Mining Pty Limited | Australia | Zinc operations | 100 |
| Xstrata Zinc GmbH | Germany | Zinc smelter | 100 |
| Xstrata Technology | | | |
| Xstrata Technology Pty Limited | Australia | Technology operations | 100 |
| MIM Process Technology South Africa (Pty) Limited | South Africa | Technology operations | 100 |
| Other | | | |
| Xstrata (Schweiz) AG *** | Switzerland | Holding company | 100 |
| Xstrata Capital Corporation AVV † | Aruba | Finance company | 100 |
| Xstrata Finance (Dubai) Limited†† | UAE | Finance company | 100 |
| Xstrata Holdings Pty Limited | Australia | Holding company | 100 |
| Xstrata Queensland Limited | Australia | Holding company | 100 |
| Xstrata Canada Corporation | Canada | Copper, Nickel and Zinc operations | 100 |
| Xstrata Finance (Canada) Limited | Canada | Finance company | 100 |
| Noranda Finance Inc. | USA | Finance company | 100 |
| Xstrata Canada Inc. | Canada | Holding company | 100 |
| Alberta Limited | Canada | Holding Company | 100 |

| Name | Principal place of operations/country of incorporation | Principal activities | Effective interest held |
|---|---|---|---|
| **Principal Joint Ventures** | | | |
| Xstrata Coal | | | |
| Bulga Joint Venture | Australia | Coal operations | 68.25% |
| Cerrejón Joint Venture | Colombia | Coal operations | 33.33% |
| Cumnock Joint Venture | Australia | Coal operations | 90% |
| Donkin Joint Venture | Canada | Coal project | 75% |
| Goedgevonden Joint Venture | South Africa | Coal operations | 73.99% |
| Foybrook Joint Venture | Australia | Coal operations | 67.5% |
| Liddell Joint Venture | Australia | Coal operations | 67.5% |
| Macquarie Coal Joint Venture | Australia | Coal operations | 80% |
| Newlands, Collinsville, Abbot Point Joint Venture | Australia | Coal operations | 55% |
| Newpac Coal Joint Venture | Australia | Coal operations | 70% |
| Oaky Creek Coal Joint Venture | Australia | Coal operations | 55% |
| Rolleston Pentland Wandoan Joint Venture | Australia | Coal operations | 75% |
| Togara North Joint Venture | Australia | Coal project | 33.3% |
| Ulan Coal Mines Joint Venture | Australia | Coal operations | 90% |
| United Joint Venture | Australia | Coal operations | 95% |
| Xstrata Alloys | | | |
| Merafe Pooling and Sharing Venture | South Africa | Chrome operations | 79.5% |
| Mototolo Joint Venture | South Africa | Platinum operations | 37% |
| Ngazana Consortium Pooling and Sharing Venture | South Africa | Platinum operations | 74% |
| Xstrata Copper | | | |
| Antamina Joint Venture | Peru | Copper & Zinc operations | 33.75% |
| Collahuasi Joint Venture | Chile | Copper operations | 44% |
| Xstrata Nickel | | | |
| Kabanga Joint Venture | Tanzania | Nickel project | 50% |
| **Principal Associates** | | | |
| Xstrata Alloys | | | |
| Lonmin plc | UK | Platinum operations | 24.9% |
| Xstrata Coal | | | |
| ARM Coal (Pty) Limited | South Africa | Coal operations | 49% |
| Newcastle Coal Shippers Pty Limited | Australia | Coal terminal | 31% |
| Port Kembla Coal Terminal Limited | Australia | Coal terminal | 35.6% |
| Richards Bay Coal Terminal Company Limited | South Africa | Coal terminal | 20.9% |
| Xstrata Zinc | | | |
| Noranda Income Fund | Canada | Zinc refinery | 25% |

Notes:

* This investment is treated as a subsidiary as the Group is entitled to 2 of the 4 Board positions of Minera Alumbrera Limited, including the Chairman as it is the manager of the copper operation. The Chairman has the casting vote where any vote is split equally between the 4 board positions, however, in a limited number of situations the vote must be unanimous, including transactions with related parties.

** The Group has de facto control of Koniambo Nickel SAS as a result of its industry expertise and the ability to control the operating and financing decisions of the Joint Venture.

*** Directly held by the parent company.

† 40% held by the parent company.

†† 90% held by the parent company.

The Group comprises a large number of companies and it is not practical to include all of these in the above list. All entities operate mainly in the country of incorporation and these interests are held indirectly by the parent company unless otherwise indicated.

During the year, the Group entered into the following transactions, in the ordinary course of business, with related parties:

| | Sales** | Purchases | Treatment & refining charges | Treatment & refining revenue | Agency & other charges | Interest & other revenue | Amounts payable | Amounts receivable |
|---|---|---|---|---|---|---|---|---|
| | | | | (in US$ millions) | | | | |
| Glencore International AG* | | | | | | | | |
| 2008 | 9,282 | 809 | 218 | 1 | 99 | — | 147 | 247 |
| 2007 | 8,713 | 1,217 | 90 | 26 | 79 | 2 | 240 | 467 |
| Joint venture entities | | | | | | | | |
| 2008 | — | 334 | — | — | — | 6 | 125 | — |
| 2007 | — | 427 | — | — | — | 8 | 360 | 329 |
| Associates | | | | | | | | |
| 2008 | 436 | — | 201 | — | 11 | 3 | 1 | 23 |
| 2007 | 792 | — | 202 | — | 12 | 3 | 2 | 20 |

Notes:

* Includes share of joint ventures.

** No provision for doubtful debts has been raised in respect of transactions with related parties.

Included in the transactions with Glencore International AG (Glencore) are US$1,136 million (2007: US$484 million) of back-to-back sales whereby the title to the goods has passed to Glencore but they are then on-sold to customers at the same sales price that the Group received.

Amounts payable and receivable, are included in Trade and other receivables (refer to note 19) and in Trade and other payables (refer to note 27), are unsecured and will be settled in cash.

### *Glencore International AG — Substantial shareholder*

As at 31 December 2008, Glencore owned 34.4% (2007: 34.7%) of the issued share capital of the Company representing 336,801,333 ordinary shares (2007: 336,801,333 ordinary shares).

#### *Chrome*

Xstrata Alloys entered into a ferrochrome marketing agreement with Glencore on 21 April 1995, appointing Glencore as its exclusive world-wide marketing agent for the sale of Xstrata Alloys entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata Alloys produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to effecting the sale. Glencore assists Xstrata Alloys in negotiating sales contracts with third parties. Glencore is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and certain administrative tasks it performs for Xstrata Alloys.

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Ltd is the appointed distributing agent for ferrochrome sales into China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A change in distributing agent for sales into these countries must be done with the consent of Glencore.

*Vanadium*

In December 1997, the Group, entered into a 20-year marketing agreement with Glencore in respect of Rhovan's and Vantech's (closed in 2004) entire production of vanadium other than vanadium sold into the US and Canada.

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium to customers at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to affecting the sale. Xstrata Alloys is obliged to pay to Glencore an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 100% of the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement and consequently, the percentage of distribution fees payable by the Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

*Coal*

In 2002, the Group entered into a 20-year market advisory agreement with Glencore with fee reviews at the end of every fifth year of the agreement. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Xstrata Coal's share of production from the Cerrejón thermal coal operation in Colombia). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. The first 5 year fee review has not yet been finalised and both parties are currently operating under the original terms of the agreement. In January 1995, Cumnock entered into a sales and marketing agreement with Glencore, for a commission of US$0.75 per tonne for all coal sold by Cumnock. Pursuant to this agreement, Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal. On 7 May 2008 Cumnock gave 6 months notice that it wished to terminate this agreement. Cumnock export tonnes now fall within the MAA for the remainder of the coal Group.

In 2008, the Group entered into market standard forward commodity price derivatives for 1,965,000 tonnes (2007: 60,000 tonnes) with Glencore as counterparty. During the year ended 31 December 2008, 105,000 tonnes at an average FOB price of US$64.59 per tonne were delivered (2007: nil). At 31 December 2008, 1,920,000 tonnes (2007: 60,000 tonnes) were contracted with Glencore for delivery in 2009. These derivatives are on arm's length terms and conditions and are included within derivative financial assets and liabilities (refer to notes 23, 30 and 37).

During the year ended 31 December 2008, 142,414 tonnes were borrowed from Glencore (2007: 256,733 tonnes) and 342,620 tonnes were transferred back to Glencore (2007: 281,328 tonnes) with nil tonnes owed to Glencore at 31 December 2008 (2007: 200,206 tonnes) on arm's length terms and conditions.

In 2006, the Group entered into a 3-year fuel supply agreement with Glencore to supply diesel fuels to coal mines in New South Wales and Queensland. Under this supply agreement US$116 million (2007: US$69 million) worth of fuel was delivered during the year ended 31 December 2008. The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel (US$/BBL). The contract expires March 2009 and Xstrata Coal is in current negotiations with Glencore to determine if the contract will be re-negotiated or put forward for tender.

In 2005, Cerrejón entered into a 5-year fuel supply agreement which expires in February 2010 with Glencore to supply diesel fuels. The Group's share of the fuel purchases for the year ended 31 December 2008 was US$92 million (2007: US$48 million). The supply agreement is on arms length terms and prices change for each shipment according to the world market price per barrel (US$/BBL).

All coal purchases and sales with Glencore are on arm's length terms and conditions.

*Zinc*

On 1 January 2007, Xstrata Zinc renewed a service agreement for a period of 3 years with Glencore (the "Xstrata Zinc Service Agreement"), under the terms of which Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. The fees to be paid by Asturiana under the Asturiana Service Agreement are US$2 million per annum.

Xstrata Zinc entered into an 'evergreen' agreement with Glencore in 2004 to purchase 380,000 dmt (2007: 380,000 dmt) per annum of zinc concentrate. Treatment charges in respect of such purchases are negotiated annually on arm's length terms and conditions. This agreement has been terminated in 2008.

In 2008, Xstrata Zinc (San Juan de Nieva and Nordenham) agreed to supply Glencore with 210,000 tonnes (2007: 217,500 tonnes) of SHG zinc slabs or CGG ingots based on market FOB/CPT prices plus the respective market premium.

In 2008 Xstrata Zinc (McArthur River) supplied Glencore with 281,600 wmt of zinc concentrate and has an agreement to supply this amount each year until 31 December 2009, after which it will become 'evergreen' in nature. Treatment charges are negotiated annually on arm's length terms and conditions.

In 2008 Xstrata Zinc (Mt Isa) had three agreements with Glencore for the supply of zinc concentrate. Two agreements have an initial term until 31 December 2008 after which they will become 'evergreen' in nature. The first agreement is to supply 90,000 wmt per annum. The second agreement is to supply 80,000 wmt to 100,000 wmt per annum for the purpose of swapping Mt Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually on arm's length terms and conditions. A third agreement was established to supply an additional 30,000 wmt in 2008 only for the purpose of swapping Mt Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Further to the aforementioned 3 agreements, an additional 64,000 wmt have been sold to Glencore on a spot basis at terms ruling in the market.

Xstrata Zinc Canada has agreements to supply Glencore with 12,510 tonnes of SHG zinc slabs. In addition to this, Xstrata Zinc Canada has agreements to supply Glencore with 14,000 tonnes of SHG zinc slabs and Jumbos. All agreements are based on market delivery duty paid plus the respective market premium during 2008. During 2008, there have been spot sales of SHG and HG zinc slabs, and Jumbos for 28,635 tonnes (2007: 12,159 tonnes).

Xstrata Zinc has a frame contract to sell Glencore surplus Brunswick lead concentrate amounting 14,000 wmt for 2008. Xstrata Zinc Canada has also sold to Glencore on a spot basis 200,000 wmt of zinc concentrates of its various sources at terms prevailing in the market.

All purchase and sales transactions with Glencore are on arm's length terms and conditions.

*Copper*

Xstrata Copper has entered into a service agreement with Glencore for a three year period effective from 1 January 2007 and "evergreen" thereafter with a 12-month cancellation notice for the supply of advice, support and assistance with regard to its marketing and hedging activities.

Xstrata Copper North Queensland has entered into a sales agreement with Glencore in respect of the total available export allocation of copper cathode. The sales terms for the copper cathode are the LME price plus a range of premiums based on Codelco North Asian CIF Liner Terms plus applicable freight parity by destination. This agreement was terminated effective 31 December 2008.

Copper cathode sales agreements were entered into between Xstrata Copper Canada/Xstrata Copper North Chile/ Xstrata Commodities Middle East and Glencore for the period 1 January to 31 December 2008. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper (Minera Alumbrera Limited) has entered into a five-year frame contract with Glencore on an "evergreen" basis. The sales terms for the copper concentrate are negotiated annually on arm's length terms and conditions. Minera Alumbrera Limited on occasions sells concentrate to Glencore at prevailing spot market prices.

Copper concentrate purchase and sales agreements were entered into between Xstrata Copper Canada and Glencore for the period 1 January to 31 December 2008, at prevailing market terms.

Copper concentrate purchase agreements were entered into between Xstrata Copper North Chile and Glencore for a four-year frame contract commencing 1 January 2007. All purchases are based on benchmark terms in accordance with prevailing market conditions.

Copper concentrate sales agreements were entered into between Xstrata Copper Tintaya and Glencore for the period 1 January to 31 December 2008. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Sales agreements were also entered into between Xstrata Commodities Middle East and Glencore on copper concentrates, for a three-year frame contract starting 1 January 2007 based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper North Queensland has entered into a sales agreement with Glencore for copper concentrate for a three year period effective from 1 June 2008 and "evergreen" thereafter. The sales terms for the copper concentrate are based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges comprise both an annual benchmark and spot component.

All sales transactions with Glencore are on arm's length terms and conditions.

*Nickel*

In 2004, Xstrata Nickel entered into two agreements with Glencore for the treatment of approximately 2,000 tonnes per annum of white alloy raw material feed to the Nikkelverk refinery in Norway and the Sudbury smelter in Canada. The contracts include both a metal purchase and a metal return component. The term of the contracts is to the end of 2009, continuing indefinitely thereafter unless terminated by either party with six months notice given not earlier than 1 July 2009. Treatment and refining charges to Glencore are subject to price participation adjustments based on prevailing market prices.

Xstrata Nickel has a purchase agreement with Glencore for a one-time delivery in early 2009 of approximately 200 wmt of nickel cobalt mixed sulphide feed to the Nikkelverk refinery. Pricing terms are based on prevailing market rates.

In March 2007, Xstrata Nickel entered into sole distributorship agreements with Glencore, for its nickel, cobalt and ferronickel production. These agreements continue until 31 December 2012 and are automatically renewed for successive three year periods unless terminated by either party with not less than 12 months notice prior to the end of the original term or any renewal terms, or unless Xstrata Nickel permanently ceases production of these metals. Xstrata Nickel, at its sole discretion, may cease, suspend or reduce production at any time. Glencore is obliged to distribute the products with all due care and diligence and shall cultivate and maintain good relations with purchasers and potential purchasers in accordance with sound commercial principles and taking into account Xstrata Nickel's business principles. All sales terms and conditions are set on an arm's length basis. For nickel and cobalt sales, the price basis is the month following the month of delivery. For ferronickel sales, the price basis is the quotational period provided for in customer contracts. Accordingly, provisionally priced nickel, cobalt and ferronickel revenues are subject to final price adjustments due to future price changes. During 2008, Xstrata Nickel sold to Glencore 89,567 tonnes of nickel (2007: 71,150 tonnes), 3,137 tonnes of cobalt (2007: 2,708 tonnes) and 19,847 tonnes of ferronickel (2007: 24,212 tonnes). Included in 2007 was a one-off sale of approximately 5,300 tonnes of nickel, 400 tonnes of cobalt and 1,300 tonnes of ferronickel to Glencore at the inception of the agreement, resulting in a contribution to revenue of US$354 million. In addition, Glencore prepays monthly to Xstrata Nickel in two equal instalments 100% of the value of the month's planned production. The prepayment balance as at 31 December 2008 amounted to US$54 million (2007: US$166 million).

*Technology*

In 2006, Xstrata Technology was contracted to install a copper ISASMELT furnace, a lead ISASMELT furnace and an IsaProcess copper refinery at Kazzinc, a Glencore subsidiary for US$99 million. The project commenced in May 2006 and is due to be commissioned by December 2009. This transaction with Kazzinc is on arm's length terms and conditions.

***Associates***

*Platinum*

The Group acquired 24.9% of Lonmin PLC shares on 6 Oct 2008 and equity accounts this investment as an associate. During 2008, a net impairment of US$34 million was taken on this investment directly to the income statement.

*Coal*

Xstrata Coal has a number of investments in export coal terminals allowing it to export coal into overseas markets.

Xstrata Coal South Africa holds a 20.9% (2007: 20.9%) interest in Richards Bay Coal Terminal Company Ltd ("RBCT"), a company that operates the coal terminal in Richards Bay, South Africa. Xstrata Coal South Africa reimburses RBCT for its share of operating and capital expenditure.

Xstrata Coal Australia has a 35.6% (2007: 35.6%) interest in Port Kembla Coal Terminal Limited and a 31% (2007: 31%) interest in Newcastle Coal Shippers Pty Limited. Xstrata Coal Australia reimburses these coal terminals for its share of coal loading and handling charges.

*Zinc*

The Group has a 25% economic and voting interest in the Noranda Income Fund ("NIF"), which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec. The Group's interest in the NIF are held as ordinary units of the partnership, which are subordinate to the priority units in respect of cash distributions in any month until 3 May 2017. In addition, the Group has entered into a supply and processing agreement that continues until 2 May 2017 and is obligated to sell to the NIF up to 550,000 tonnes of zinc concentrate per year. The NIF pays the Group a concentrate price, based on the price of zinc metal on the London Metal Exchange, for the payable zinc metal contained in the concentrate less a processing fee of US$0.35205 per pound (2007: US$0.3446 per pound) of such payable zinc metal at 31 December 2008.

***Joint Venture Entities***

*Coal*

Xstrata Coal has a 33⅓% interest in the Cerrejón thermal coal operation in Colombia. All purchase terms and conditions are set on an arm's length basis.

*Copper*

Xstrata Copper has a 44% interest in the Collahuasi joint venture in Chile. The Collahuasi joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 160,000 dmt per year expiring in 2009 and for 120,000 dmt per year expiring in 2014. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market.

Xstrata Copper has a 33.75% interest in the Antamina joint venture in Peru. The Antamina joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 170,000 dmt per year expiring in 2013. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market.

All other purchases between the joint venture entities and the Group are set on an arm's length basis based on either spot or benchmark terms in accordance with prevailing market conditions.

***Remuneration of Key Management Personnel of the Group***

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Wages and salaries* | 10 | 24 |
| Pension and other post-retirement benefit costs* | 7 | 6 |
| Share-based compensation plans** | 41 | 68 |
| | (31) | 98 |

Notes:

* Includes amounts paid to Directors disclosed in the Directors' Remuneration Report on pages 104 to 107 of the Xstrata Annual Report and Accounts 2008.

** Amounts are based on the income statement expense/(credit) for the year calculated in accordance with IFRS 2.

## 37. Financial Instruments

### *Principles of Risk Management*

The main risks arising from the Group's financial instruments are credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. These risks arise from exposures that occur in the normal course of business and are managed by the Treasury Committee, which operates as a sub-committee of the Executive Committee. The responsibilities of the Treasury Committee include the recommendation of policies to manage financial instrument risks. These recommendations are reviewed and approved by the Board of Directors and implemented by the Group's Treasury Department.

The overall objective of the Treasury Committee is to effectively manage credit risk, liquidity risk and other market risks in accordance with the Group's strategy. Other responsibilities of the Treasury Committee include management of the Group's cash resources and debt funding programmes, approval of counter-parties and relevant transaction limits and the monitoring of all significant treasury activities undertaken by the Group. The Group uses both conventional financial instruments and derivative financial instruments to manage these risks.

The Group's Treasury Department prepares monthly treasury reports which monitor all significant treasury activities undertaken by Group companies. The report also benchmarks significant treasury activities and monitors key banking loan covenants to ensure continued compliance. The Treasury Committee and Executive Committee reviews these reports to monitor the financial instrument risks of the Group and to ensure compliance with established Group policies and procedures.

The Group's significant financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible borrowings, capital market notes, finance leases, hire purchase contracts, cash and short-term deposits. The main purpose of these financial instruments is to finance the Group's acquisitions and ongoing operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Derivative transactions are entered into solely to hedge risks and hedge accounting under IAS 39 is only applied when certain criteria have been met. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure. The Group does not hold derivatives for trading or speculative purposes. The Group's accounting policies in relation to derivatives are set out in note 6.

### *Credit risk*

Exposure to credit risk arises as a result of transactions in the Group's ordinary course of business and is applicable to all financial assets. Investments in cash, short term deposits and similar assets are with approved counter party banks and other financial institutions. Counter-parties are assessed both prior to, during, and after the conclusion of transactions to ensure exposure to credit risk is limited to an acceptable level. The Group's major exposure to credit risk is in respect of trade receivables. Given the geographical industry spread of the Group's ultimate customers and the solvency of major trade debtors, credit risk is believed to be limited.

| | Neither impaired nor past the due date | Less than 30 days | Past the due date but not impaired<br>Between 30 and 90 days | Between 91 and 180 days | Between 181 and 365 days | More than 1 year | Total |
|---|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | | |
| Trade debtors: | | | | | | | |
| 2008 | 1,204 | 147 | 125 | 87 | 7 | — | 1,570 |
| 2007 | 1,303 | 898 | 105 | 92 | 51 | 2 | 2,451 |

The credit quality of the Group's significant customers is monitored on an ongoing basis by the Credit Department. Receivables that are neither past due nor impaired are considered of high credit quality.

There were no material impairments of trade debtors as at 31 December 2008 or 2007. The solvency of the debtor and their ability to repay the receivables were considered in assessing the impairment of such assets. No collateral is held in respect of impaired assets or assets that are past due but not impaired.

Details of guarantees material to the Group are outlined in note 34.

Where concentrations of credit risk exist, management closely monitors the receivable and ensures appropriate controls are in place to ensure recovery. A portion of the Group's revenues are generated from sales to Glencore, a

related party. These sales are governed by various sales, marketing and distribution agreements as outlined in note 36. In general, Glencore act as a sales and marketing agent, on-selling purchases from the Group to a wide variety of purchasers. As these agreements have been in place for a number of years and the Group has not been exposed to significant unrecoverable amounts, the Group does not believe these arrangements expose it to unacceptable credit risks. Credit risk is minimal and not concentrated for other financial assets.

The maximum exposure to credit risk is limited to the total carrying value of financial assets on the balance sheet as at the reporting date, being an amount of US$4,373 million (2007: US$4,854 million). The Group does not have netting agreements with any debtors.

***Liquidity risk***

Liquidity risk is the risk that the Group may not be able to settle or meet its obligations on time or at a reasonable price. The Group's Treasury Department is responsible for management of liquidity risk, including funding, settlements, related processes and policies. The Group manages its liquidity risk on a consolidated basis utilising various sources of finance to maintain flexibility while ensuring access to cost-effective funds when required. The operational, tax, capital and regulatory requirements and obligations of the Group are considered in the management of liquidity risk. In addition, management utilise both short- and long-term cash flow forecasts and other consolidated financial information to manage liquidity risk.

The Group's Treasury Department monitors the Group's long-term credit ratings from major ratings agencies including Standard & Poor's and Moody's when assessing the ongoing credit worthiness of the Group. At 31 December 2008, the Group had long-term credit ratings of BBB (negative outlook) from Standard & Poor's (2007: BBB+ stable outlook) and Baa2 (negative outlook) from Moody's (2007: Baa2 stable outlook) and A (low) from DBRS (stable outlook). The ratings agencies consider a number of qualitative measurements when assessing the credit-worthiness of a company. These include an assessment of the quality of assets and management, attitudes to risk, industry type and the performance of a company in relation to its peers. They also examine a number of financial ratios such as leverage, debt to operating cash flow, interest coverage, total liabilities to total assets and return on invested capital. The Group's Treasury Department continuously monitors the Group's performance relative to these ratios as a guide to the ongoing credit-worthiness of the Group.

The Group has various borrowing facilities available to it. This ensures flexibility to minimise liquidity risk and ensure the ongoing solvency of the Group. The undrawn committed facilities available at 31 December 2008 in respect of which all conditions precedent had been met at that date are as follows:

Available undrawn borrowing facilities and maturity:

| | **2008** | **2007** |
|---|---|---|
| | *(in US$ millions)* | |
| Expiring in: | | |
| Less than 1 year | **280** | 3,415 |
| Between 3 to 4 years | **2,647** | — |
| Between 4 to 5 years | **—** | 410 |
| | **2,927** | 3,825 |

The following tables show the Group's contractually agreed undiscounted forecast cash flows from interest payments and the repayments of financial liabilities, including derivative financial liabilities.

| | **Due within 1 year** | **Due between 1-2 years** | **Due between 2-3 years** | **Due between 3-4 years** | **Due between 4-5 years** | **Due after 5 years** | **Total** |
|---|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | | |
| At 31 December 2008 | | | | | | | |
| Non-derivative financial liabilities: | | | | | | | |
| Interest-bearing loans and borrowings | **794** | **69** | **4,169** | **6,747** | **4** | **5,679** | **17,462** |
| Convertible borrowings | **—** | **—** | **—** | **—** | **—** | **331** | **331** |
| Interest payments on loans and borrowings | **975** | **946** | **928** | **493** | **334** | **2,098** | **5,774** |
| Other non-interest-bearing liabilities | **3,233** | **—** | **—** | **—** | **—** | **712** | **3,945** |
| Derivative financial liabilities: | | | | | | | |
| Derivatives contracts — net payments | **202** | **—** | **213** | **24** | **—** | **332** | **771** |

| | Due within 1 year | Due between 1-2 years | Due between 2-3 years | Due between 3-4 years | Due between 4-5 years | Due after 5 years | Total |
|---|---|---|---|---|---|---|---|
| | | | | (in US$ millions) | | | |
| At 31 December 2007 | | | | | | | |
| Non-derivative financial liabilities: | | | | | | | |
| Interest-bearing loans and borrowings . . | 1,118 | 781 | 68 | 1,378 | 5,701 | 3,750 | 12,796 |
| Convertible borrowings . . . . . . . . . . . | — | — | — | — | — | 375 | 375 |
| Interest payments on loans and borrowings . . . . . . . . . . . . . . . . . . | 644 | 569 | 498 | 458 | 319 | 2,219 | 4,707 |
| Other non-interest-bearing liabilities . . . | 3,745 | — | — | — | — | 54 | 3,799 |
| Derivative financial liabilities: | | | | | | | |
| Derivatives contracts — net payments . . | 205 | 58 | — | 142 | 6 | — | 411 |

All instruments held at 31 December 2008 and 31 December 2007 and for which payments were already contractually agreed are included. Amounts in foreign currency are each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using interest rates as at reporting date. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. Future forecast transactions or transactions subsequent to year end are not included.

***Market risk analysis***

IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant market risk variables on the Group's profit and shareholders' equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. The Group's primary market exposures are to interest rate risk, foreign currency risk and commodity price risk.

***Interest rate risk***

The Group is exposed to interest rate risk primarily as a result of exposures to movements in the LIBOR. It is the Group's preference to borrow and invest at floating rates of interest, notwithstanding that some borrowings are at fixed rates. In addition, a limited amount of fixed rate hedging may be undertaken during periods where the Group's exposure to movements in short-term interest rates is more significant. In keeping with the Group's preference to borrow at floating rates of interest, the following interest rate swap contracts were outstanding at 31 December 2008 and 2007:

| | Principal amount 2008 | Average rate % 2008 | Fair Value 2008 | Principal amount 2007 | Average Rate % 2007 | Fair value 2007 |
|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | |
| At fair value: | | | | | | |
| Interest rate swap from US$ fixed rates: | | | | | | |
| Maturing in less than 1 year* . . . . . . . . . . . . . . . . | — | — | — | 111 | 8.09 | 4 |
| Maturing between 1 to 2 years* . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Maturing between 2 to 3 years* . . . . . . . . . . . . . . | **2,224** | **2.80** | **147** | — | — | — |
| Maturing between 3 to 4 years* . . . . . . . . . . . . . . | **925** | **3.04** | **85** | 1,050 | 5.17 | 29 |
| Maturing between 4 to 5 years* . . . . . . . . . . . . . . | — | — | — | 925 | 5.60 | 32 |
| Maturing greater than 5 years* . . . . . . . . . . . . . . . | **4,099** | **3.66** | **495** | 2,175 | 5.64 | 37 |
| Interest rate swap to US$ fixed rates: . . . . . . . . . . | — | — | — | — | — | — |
| Maturing in less than 1 year . . . . . . . . . . . . . . . . . | — | — | — | 25 | 5.00 | — |
| Maturing between 1 to 2 years . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Maturing between 2 to 3 years . . . . . . . . . . . . . . . | **100** | **4.54** | **(8)** | — | — | — |
| Maturing between 4 to 5 years . . . . . . . . . . . . . . . | — | — | — | 100 | 4.54 | (6) |
| Maturing greater than 5 years . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| | **7,348** | **3.33** | **719** | 4,386 | 5.55 | 96 |

Notes:

* Relates to the Unsecured notes and Senior debentures (refer to note 28).

The interest rate risk profile of the Group as at 31 December 2008 was as follows:

| | Falling due within 1 year | Falling due between 1-2 years | Falling due between 2-3 years | Falling due between 3-4 years | Falling due between 4-5 years | Falling due more than 5 years | 2008 |
|---|---|---|---|---|---|---|---|
| | | | | *(in US$ millions)* | | | |
| Fixed rate by balance sheet category | | | | | | | |
| Cash and cash equivalents | 222 | — | — | — | — | — | 222 |
| Capital market notes* | (14) | (14) | (2,305) | (1,342) | — | (5,253) | (8,928) |
| Equity minority interest loans | — | — | — | (81) | — | — | (81) |
| Convertible borrowings | — | — | — | — | — | (331) | (331) |
| Finance leases/hire purchase contracts | (26) | (14) | (29) | (2) | (3) | (36) | (110) |
| Preference shares | (64) | — | — | — | — | — | (64) |
| Other loans | — | — | — | — | — | (58) | (58) |
| | 118 | (28) | (2,334) | (1,425) | (3) | (5,678) | (9,350) |
| Fixed rate by currency: | | | | | | | |
| AUD | (9) | (9) | (26) | (1) | (1) | (75) | (121) |
| CAD | (65) | — | (1) | (1) | (1) | (4) | (72) |
| EUR | — | — | (1,096) | (755) | — | (1,656) | (3,507) |
| US$ | 192 | (18) | (1,210) | (668) | (1) | (3,161) | (4,866) |
| GBP | — | — | — | — | — | (774) | (774) |
| ZAR | — | (1) | (1) | — | — | (8) | (10) |
| | 118 | (28) | (2,334) | (1,425) | (3) | (5,678) | (9,350) |
| Floating rate by balance sheet category: | | | | | | | |
| Cash and cash equivalents | 885 | — | — | — | — | — | 885 |
| Capital market notes | (579) | — | — | — | — | — | (579) |
| Syndicated bank loans unsecured | — | — | (1,791) | (5,182) | — | — | (6,973) |
| Bank loans — other unsecured | (83) | (41) | (42) | (139) | — | — | (305) |
| Bank overdrafts | (11) | — | — | — | — | — | (11) |
| Equity minority interest loans | (17) | — | — | — | — | — | (17) |
| | 195 | (41) | (1,833) | (5,321) | — | — | (7,000) |
| Floating rate by currency: | | | | | | | |
| AUD | 32 | — | — | — | — | — | 32 |
| CAD | (12) | — | — | — | — | — | (12) |
| EUR | 13 | — | — | — | — | — | 13 |
| US$ | 89 | (41) | (1,833) | (5,321) | — | — | (7,106) |
| ZAR | 46 | — | — | — | — | — | 46 |
| GBP | 3 | — | — | — | — | — | 3 |
| PEN | 1 | — | — | — | — | — | 1 |
| CLP | 11 | — | — | — | — | — | 11 |
| NOK | 8 | — | — | — | — | — | 8 |
| JPY | 1 | — | — | — | — | — | 1 |
| Other | 3 | — | — | — | — | — | 3 |
| | 195 | (41) | (1,833) | (5,321) | — | — | (7,000) |

Notes:

* These borrowings are subject to interest rate swaps.

The interest rate risk profile of the Group as at 31 December 2007 was as follows:

| | Falling due within 1 year | Falling due between 1-2 years | Falling due between 2-3 years | Falling due between 3-4 years | Falling due between 4-5 years | Falling due more than 5 years | 2007 |
|---|---|---|---|---|---|---|---|
| | | | | *(in US$ millions)* | | | |
| Fixed rate by balance sheet category | | | | | | | |
| Cash and cash equivalents | 220 | — | — | — | — | — | 220 |
| Capital market notes* | (350) | (14) | (14) | (1,165) | (1,335) | (3,338) | (6,216) |
| Equity minority interest loans | — | — | — | — | (81) | — | (81) |
| Convertible borrowings | — | — | — | — | — | (327) | (327) |
| Finance leases/hire purchase contracts | (18) | (21) | (13) | (29) | (4) | (47) | (132) |
| Preference shares | (149) | (79) | — | — | — | — | (228) |
| Other loans | — | — | — | — | — | (54) | (54) |
| | (297) | (114) | (27) | (1,194) | (1,420) | (3,766) | (6,818) |
| Fixed rate by currency: | | | | | | | |
| AUD | 37 | (11) | (9) | (27) | (1) | (73) | (84) |
| CAD | (347) | (81) | (1) | (2) | (2) | (14) | (447) |
| EUR | — | — | — | — | (675) | (675) | (1,350) |
| US$ | 8 | (22) | (15) | (1,165) | (742) | (2,993) | (4,929) |
| GBP | 8 | — | — | — | — | — | 8 |
| ZAR | (3) | — | (2) | — | — | (11) | (16) |
| | (297) | (114) | (27) | (1,194) | (1,420) | (3,766) | (6,818) |
| Floating rate by balance sheet category: | | | | | | | |
| Cash and cash equivalents | 903 | — | — | — | — | — | 903 |
| Other financial assets | 54 | — | — | — | — | 21 | 75 |
| Capital market notes | — | (500) | — | — | — | — | (500) |
| Syndicated bank loans — unsecured | (481) | — | — | — | (4,270) | — | (4,751) |
| Bank loans — other unsecured | (41) | (41) | (41) | (180) | (2) | — | (305) |
| Bank overdrafts | (79) | — | — | — | — | — | (79) |
| Preference shares | — | — | — | — | (120) | — | (120) |
| Other loans | — | — | — | (8) | (15) | (328) | (351) |
| | 356 | (541) | (41) | (188) | (4,407) | (307) | (5,128) |
| Floating rate by currency: | | | | | | | |
| AUD | 57 | — | — | — | — | — | 57 |
| CAD | 39 | — | — | — | (120) | — | (81) |
| EUR | 10 | — | — | — | — | — | 10 |
| US$ | 20 | (540) | (40) | (188) | (4,287) | (133) | (5,168) |
| ZAR | 209 | (1) | (1) | — | — | (174) | 33 |
| GBP | 1 | — | — | — | — | — | 1 |
| ARS | 14 | — | — | — | — | — | 14 |
| CLP | 1 | — | — | — | — | — | 1 |
| Other | 5 | — | — | — | — | — | 5 |
| | 356 | (541) | (41) | (188) | (4,407) | (307) | (5,128) |

Notes:

* These borrowings are subject to interest rate swaps.

The interest charged on floating rate financial liabilities is based on the relevant national inter-bank rates and re priced at least annually. Interest on financial instruments classified as fixed rate is fixed until maturity of the

instrument. The other financial instruments of the Group that are not included in the above tables are non-interest-bearing and are therefore not subject to interest rate risk.

IFRS 7 requires interest rate sensitivity analysis that shows the effects of changes in market interest rates on the income statement and, if appropriate, shareholders' equity. The interest rate sensitivity analyses are based on the following assumptions:

- For non-derivative financial instruments with fixed interest rate terms, a change in market interest rates only affects income if these are measured at their fair value. Consequently, all non-derivative financial instruments with fixed interest rate terms that are carried at amortised cost are excluded from this analysis (with the exception of those subject to a fixed to floating rate swap refer below);
- Items subject to an effective fixed to floating interest rate swap hedge are assumed to be floating instruments for the purpose of this analysis;
- For floating rate instruments, income statement impacts assume adjustments to interest income and expense for a 12-month period;
- The Group does not have significant cash flow hedges related to interest rate risk. As such, movements that would occur in equity as a result of a hypothetical change in interest rates at reporting date have been excluded from this analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement;
- The Group does not have material exposure to interest rate risk from available-for-sale financial instruments. As such, these financial instruments have been excluded from this analysis;
- The balance of interest-bearing financial instruments at reporting date is representative of the balance for the year as a whole and hypothetical interest rate movements are deemed to apply for the entire reporting period; and
- The impact of interest rate movements on the carrying value of pension obligations has been excluded.

If the market interest rates had been 100 basis points higher (lower) at 31 December 2008 income would have been US$140 million (2007: US$71 million) lower (higher). There would be no material effect on equity reserves other than those relating directly to movements in the income statement.

*Foreign currency risk*

Owing to the Group's significant operations in Australia, North America, South America, South Africa and Europe, the balance sheet and results can be affected significantly by movements in exchange rates. The long-term relationship between commodity prices and the currencies of most of the countries where the Group operates provides a degree of natural protection however in the short-term it can be quite volatile. The presentation currency of the Group is the US$.

*Foreign currency hedges*

Group subsidiaries located in Australia and Canada have entered into AUD/US$ and CAD/US$ exchange contracts to hedge a portion of their US$ denominated revenue and third-party loans. The Group also enters into forward contracts to hedge specific one-off foreign currency transactions. The open foreign currency exchange contracts as at 31 December 2008 are as follows:

*Classified as Cash flow hedges***:

| | Contract amount 2008 | Average forward rate 2008 | Fair value 2008 | Contract amount 2007 | Average forward rate 2007 | Fair value 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| Forward contracts — sell US$/buy AUD: | | | | | | |
| Maturing in less than 1 year | 123 | 0.7351 | (2) | 125 | 0.8544 | 1 |
| | 123 | 0.7351 | (2) | 125 | 0.8544 | 1 |
| Forward contracts — sell US$/buy EUR: | | | | | | |
| Maturing between 2 to 3 years | 1,174 | 1.5650 | (126) | — | — | — |
| Maturing between 3 to 4 years | 675 | 1.3500 | 24 | — | — | — |
| Maturing between 4 to 5 years* | — | — | — | 675 | 1.35 | 56 |
| Maturing after 5 years* | 2,599 | 1.6578 | (333) | 675 | 1.35 | 56 |
| | 4,448 | 1.5866 | (435) | 1,350 | 1.35 | 112 |
| Forward contracts — sell US$/buy JPY: | | | | | | |
| Maturing in less than 1 year | — | — | — | 2 | 103.85 | — |
| | — | — | — | 2 | 103.85 | — |

Notes:

* Relates to the Unsecured notes (refer to note 28).

** The timing of hedged cash flows is expected to coincide with the maturities of the hedging instruments to which they relate.

An Australian subsidiary has designated its US$ denominated capital market notes as a fair value hedge of an investment in a US$ denominated South American operation (refer to note 28). The hedge is being used to reduce exposure to foreign currency risk.

Classified as other derivatives:

| | Contract amount 2008 | Average forward rate 2008 | Fair value 2008 | Contract Amount 2007 | Average forward rate 2007 | Fair value 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| Forward contracts — sell US$/buy AUD: | | | | | | |
| Maturing in less than 1 year | — | — | — | 931 | 0.8664 | 15 |
| | — | — | — | 931 | 0.8664 | 15 |
| Forward contracts — sell CAD/buy US$: | | | | | | |
| Maturing in less than 1 year | — | — | — | 18 | 0.983 | — |
| Maturing between 2 to 3 years | 300 | 1.5350 | (79) | — | — | — |
| Maturing between 3 to 4 years | — | — | — | 300 | 1.535 | (142) |
| | 300 | 1.5350 | (79) | 318 | 1.504 | (142) |

| | Contract amount 2008 | Average forward rate 2008 | Fair value 2008 | Contract Amount 2007 | Average forward rate 2007 | Fair value 2007 |
|---|---|---|---|---|---|---|
| | | | *(in US$ millions)* | | | |
| Forward contracts — sell US$/buy CAD: | | | | | | |
| Maturing in less than 1 year | **1,291** | **1.0387** | **(113)** | 1,330 | 1.0452 | 65 |
| Maturing between 1 to 2 years | **—** | **—** | **—** | — | — | — |
| | **1,291** | **1.0387** | **(113)** | 1,330 | 1.0452 | 65 |
| Forward contracts — sell US$/buy EUR: | | | | | | |
| Maturing in less than 1 year | **—** | **—** | **—** | 12 | 1.3429 | 1 |
| | **—** | **—** | **—** | 12 | 1.3429 | 1 |
| Forward contracts — sell US$/buy ZAR: | | | | | | |
| Maturing in less than 1 year | **116** | **10.50** | **8** | — | — | — |
| Maturing between 1 to 2 years | **11** | **10.80** | **—** | — | — | — |
| | **127** | **10.53** | **8** | — | — | — |

For the purpose of IFRS 7 sensitivity analysis currency risks arises because financial instruments are denominated in a currency that is not the functional currency of the subsidiary or joint venture. The movements shown below largely result from trade payables and receivables that are not denominated in the local entity's functional currency. Trade payable and receivables generally arise as a result of the operations of the Group in the ordinary course of business.

The currency sensitivity analysis is based on the following assumptions:

- Differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group's presentation currency, US$, are not taken into consideration;
- The major currency exposures for the Group relate to the US$ and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US$ are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis;
- Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement; and
- The impact of foreign currency movements on the carrying value of pension obligations has been excluded.

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at 31 December 2008. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.

If the US$ had gained (lost) 5% against all currencies significant to the Group the impact would have been:

| Functional currency | Closing exchange rate 2008 | Effect on net earnings of a 5% change 2008 | Effect on equity of a 5% change 2008 | Closing exchange rate 2007 | Effect on net earnings of a 5% change 2007 | Effect on equity of a 5% change 2007 |
|---|---|---|---|---|---|---|
| Argentinean Peso | **3.4538** | **(3)** | **—** | 3.1500 | (2) | — |
| Australian Dollar | **0.7048** | **(25)** | **6** | 0.8751 | (15) | 5 |
| Canadian Dollar | **1.2205** | **22** | **—** | 0.9984 | (32) | — |
| Chilean Peso | **637.25** | **(3)** | **—** | 497.95 | 10 | — |
| Columbian Peso | **2,248.70** | **—** | **—** | 2,018.00 | 1 | — |
| Euro | **1.3974** | **6** | **—** | 1.4590 | — | — |
| Peruvian Neuvo | **3.1345** | **1** | **—** | 2.9980 | — | — |
| South African Rand | **9.3212** | **(45)** | **—** | 6.8626 | 9 | — |
| **Total** | | **(47)** | **6** | | (29) | 5 |

### *Commodity price risk*

The Group is exposed to fluctuations in commodity prices, with the commodity mix spread between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Commodity price risks arise in all major commodities that the Group produces. Commodity price risk is managed by maintaining a diversified portfolio of commodities and typically does not involve large-scale strategic hedging or price management initiatives.

Due to the volatile nature of commodity prices and the historical relationship between prices and the currencies of most of the countries where the Group operates, hedging may be entered into only in limited circumstances and subject to strict limits laid down by the Board of Directors.

*Commodity hedging*

The Australian and Americas operations have gold forwards and collars to hedge prices of future sales. The Australian and South African operations have entered into coal forwards to hedge prices of future sales of coal. The open forwards and collars commodity contracts as at 31 December 2008 are as follows:

Classified as Cash flow hedges:

| | Ounces 2008 | Average price US$ 2008 | Fair value US$m 2008 | Ounces 2007 | Average price US$ 2007 | Fair value US$m 2007 |
|---|---|---|---|---|---|---|
| Cash flow hedges: | | | | | | |
| Gold forwards — AUD denominated contracts: | | | | | | |
| Maturing in less than 1 year | **76,600** | **743.53** | **(27)** | 61,700 | 740.12 | (13) |
| Maturing between 1 to 2 years | **—** | **—** | **—** | 87,800 | 747.47 | (22) |
| | **76,600** | **743.53** | **(27)** | 149,500 | 744.44 | (35) |
| Gold collars — US$ denominated contracts: | | | | | | |
| Maturing in less than 1 year | **125,000** | **495-640** | **(32)** | 94,500 | 475-594 | (24) |
| Maturing between 1 to 2 years | **—** | **—** | **—** | 150,000 | 495-640 | (36) |
| | **125,000** | **495-640** | **(32)** | 244,500 | 475-640 | (60) |

| | Tonnes 2008 | Average price US$ 2008 | Fair value US$m 2008 | Tonnes 2007 | Average price US$ 2007 | Fair value US$m 2007 |
|---|---|---|---|---|---|---|
| Coal forwards — US$ denominated contracts: | | | | | | |
| FOB | | | | | | |
| Maturing in less than 1 year | 2,200,000 | 74.62 | (6) | 4,040,000 | 58.30 | (128) |
| | 2,220,000 | 74.62 | (6) | 4,040,000 | 58.30 | (128) |
| CIF | | | | | | |
| Maturing in less than 1 year | — | — | — | 600,000 | 68.72 | (27) |
| | — | — | — | 600,000 | 68.72 | (27) |

The maturities of these hedges reflect the expected timing of cash flows related to these instruments.

Classified as other commodity derivatives:

| | Tonnes 2008 | Average price US$ 2008 | Fair value US$m 2008 | Tonnes 2007 | Average price US$ 2007 | Fair value US$m 2007 |
|---|---|---|---|---|---|---|
| Copper forwards — US$ denominated contracts: | | | | | | |
| Maturing in less than 1 year | 21,775 | 3,397.31 | 8 | 4,914 | 6,671.28 | 3 |
| | 21,775 | 3,397.31 | 8 | 4,914 | 6,671.28 | 3 |

| | Ounces 2008 | Average price US$ 2008 | Fair value US$m 2008 | Ounces 2007 | Average price US$ 2007 | Fair value US$m 2007 |
|---|---|---|---|---|---|---|
| Gold forwards — AUD denominated contracts: | | | | | | |
| Maturing in less than 1 year | 11,200 | 774.42 | (3) | 22,500 | 721.00 | (5) |
| | 11,200 | 774.42 | (3) | 22,500 | 721.00 | (5) |
| Gold options — US$ denominated contracts: | | | | | | |
| Maturing in less than 1 year | 25,000 | 495-640 | (6) | 31,500 | 475-594 | (8) |
| | 25,000 | 495-640 | (6) | 31,500 | 475-594 | (8) |

| | Ounces 2008 | Average forward rate % 2008 | Fair value US$m 2008 | Ounces 2007 | Average forward rate % 2007 | Fair value US$m 2007 |
|---|---|---|---|---|---|---|
| Gold swaps — AUD denominated contracts: | | | | | | |
| Maturing in less than 1 year | 10,600 | 1.5 | — | 40,600 | 1.5 | — |
| Maturing between 1 to 2 years | — | — | — | 10,600 | 1.5 | — |
| | 10,600 | 1.5 | — | 51,200 | 1.5 | — |

The IFRS 7 sensitivity analysis below has been prepared using the following assumptions:

- This analysis only takes into account commodities for which the Group has significant exposure;
- Fixed price sale and purchases contracts will not fluctuate with movements in commodity prices and are therefore excluded from this analysis;
- Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity; and
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement.

In accordance with IFRS 7, the impact of commodity prices has been determined based on the balances of financial assets and liabilities at 31 December 2008. This sensitivity does not represent the income statement impact that would be expected from a movement in commodity prices over the course of a period of time.

If prices for all commodities for which the Group has significant exposure had been 10% higher (lower) at 31 December 2008, income would have been US$89 million higher (lower) (2007: US$105 million higher (lower)) and equity reserves would have been US$26 million lower (higher) (2007: US$77 million lower (higher)) as a result of changes to reserves for commodity cash flow hedges. There would be no other material changes in reserves of the Group as at 31 December 2008 or 2007 other than those relating directly to income statement movements.

### *Fair values*

Set out below is a comparison by category of carrying value and fair values of the Group's financial instruments that are not carried at fair value in the financial statements at 31 December:

| | Carrying value 2008 | Fair value 2008 | Carrying value 2007 | Fair value 2007 |
|---|---|---|---|---|
| | *(in US$ millions)* | | | |
| Financial liabilities: | | | | |
| Capital market notes | **9,426** | **9,439** | 6,216 | 6,001 |
| Convertible borrowings | **331** | **327** | 327 | 305 |
| Equity minority interest loans | **98** | **99** | 81 | 83 |
| Finance leases | **110** | **110** | 132 | 132 |
| Preference shares | **64** | **64** | 348 | 348 |
| Other loans | **63** | **63** | 54 | 54 |

Market rates at 31 December 2008 have been used to determine the fair value of fixed interest loans. The fair value of the liability portion of the convertible bonds are estimated using an equivalent market interest rate of a similar liability that does not have a conversion option as at the origination of the bond (refer note 28).

The following table shows the carrying amounts as at 31 December for each category of financial assets and liabilities as required by IFRS 7:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Financial assets: | | |
| Cash and cash equivalents | **1,156** | 1,148 |
| Financial assets designated at fair value through profit and loss | **42** | 54 |
| Loans and receivables | **2,211** | 3,150 |
| Available-for-sale financial assets | **161** | 203 |
| Derivative financial assets | **803** | 299 |
| Financial Liabilities: | | |
| Financial liabilities measured at amortised cost | **21,073** | 16,922 |
| Financial liabilities designated at fair value through profit and loss | **334** | — |
| Derivative financial liabilities | **771** | 411 |

The following table shows the gains/(losses) for each category of financial assets and liabilities as required by IFRS 7:

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Financial assets: | | |
| Available-for-sale financial assets gain/(loss) recognised in equity | **(114)** | 49 |
| Available-for-sale financial assets loss recognised in the income statement | **(1)** | — |
| Derivative financial instruments loss recognised in equity | **(157)** | (261) |
| Derivative financial instruments loss recognised in the income statement | **(321)** | (115) |

Interest revenues and expenses are not included in the calculation of the gains/(losses) of financial assets and liabilities.

## 38. Events After Balance Sheet Date

***Rights issue***

On 29 January 2009, the Company announced a proposed 2 for 1 rights issue to raise approximately US$5.9 billion. The proceeds of the rights issue will be used to repay existing debt and to acquire Glencore International AG's coal operations in Colombia for a total consideration of US$2 billion. No further information is presented on this acquisition due to the short time period between the acquisition and the approval of these financial statements.

***Restructure of Sudbury nickel operations***

On 9 February 2009, the Group announced plans to restructure its Sudbury nickel operations in response to ongoing challenging market conditions. As a result of the restructuring, the Fraser Mine Complex will be placed on care and maintenance and associated support and administrative functions will be reorganised.

## B. Company Financial Statements

# Balance Sheet

| | Notes | 2008 | 2007 |
|---|---|---|---|
| | As at 31 December 2008 | | |
| | | (in US$ millions) | |
| **Fixed assets** | | | |
| Investments | 2 | 15,090 | 12,498 |
| | | 15,090 | 12,498 |
| **Current assets** | | | |
| Debtors: amounts falling due within one year | 3 | 162 | 115 |
| **Creditors**: amounts falling due within one year | 4 | (3) | (13) |
| **Net current assets** | | 159 | 102 |
| **Total assets less current liabilities** | | 15,249 | 12,600 |
| **Creditors:** amounts falling due after more than one year | 5 | (2,020) | — |
| **Attributable net assets** | | 13,229 | 12,600 |
| **Capital and reserves** | | | |
| Called up share capital | 7, 8 | 488 | 485 |
| Share premium account | 7, 8 | 10,308 | 9,899 |
| Other reserves | 8 | 949 | 949 |
| Own shares | 8 | (299) | (126) |
| Profit and loss account | 8 | 1,783 | 1,393 |
| **Equity and shareholders' funds** | | 13,229 | 12,600 |

The financial statements on pages 120 to 127 were approved by the Board of Directors on 2 March 2009 and signed on its behalf by:

Trevor Reid
Chief Financial Officer

No profit and loss account is presented for Xstrata plc as permitted by section 230 of the Companies Act 1985. The profit of Xstrata plc for the year ended 31 December 2008 is US$836 million (2007 restated: US$1,486 million).

There are no recognised gains and losses attributable to the shareholders of the company other than the profit of US$836 million for the year ended 31 December 2008 (2007 restated: profit of US$1,486 million).

# Notes to the Financial Statements

## 1. Accounting policies

***Basis of preparation***

These financial statements have been prepared in accordance with applicable UK accounting standards.

The accounting policies are consistent with the prior year except for the current year adoption of UITF Abstract 44 (IFRIC 11) 'Group and Treasury Share Transactions'. The Company has granted share-based payments to employees of its subsidiaries and as a result of the adoption of the UITF it has allocated the share-based payment expenses to relevant Group companies. Comparative amounts have been restated.

The effect of this change in accounting policy has resulted in an increase in the share-based payment expense in the current year of US$65 million (2007 US$53 million decrease), representing amounts allocated to Group companies. Consequently, Xstrata plc has recorded an expense in relation to share-based payments of US$1 million (2007 restated US$13 million).

Xstrata plc's accounting policy in respect of share-based payments is discussed in more detail below.

Xstrata plc has adopted the following principal accounting policies:

***Investments***

Equity investments in subsidiaries are carried at cost less any provision for impairments.

***Financial assets***

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost using the effective interest method. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.

Gains and losses are recognised in the profit and loss account when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Loans and receivables are derecognised when the Company no longer has a right to receive cash flows from the asset.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost (that would have been measured if there had been no impairment) at the reversal date.

***Impairment***

The carrying values of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amounts. Such review is undertaken on income-generating units.

If the carrying value of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing the recoverable amounts of fixed assets, the relevant future cash flows expected to arise from the continuing use of and disposal of the assets have been discounted to their present value using a market-determined discount rate.

***Provisions for liabilities***

Provisions are recognised when the Company has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.

***Deferred taxation***

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that, it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

***Own shares***

The cost of purchases of own shares held by the Employee Share Ownership Plan ("ESOP") trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the profit and loss account. Any proceeds received on the disposal of the shares or on the transfer of shares to employees are recognised in equity.

***Share-based payments***

The Company makes share-based awards, including free shares and options in the Company, to certain employees and Directors of the Group. The expense recognised in the financial statements relates only to those share-based awards that are granted by the Company, to its employees and Directors. Expenses relating to awards granted to employees and Directors of other Group companies in accordance with UITF Abstract 44.

***Equity-settled awards***

For equity-settled awards, the fair value is charged to the profit and loss account and credited to retained earnings, on a straight line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant by external experts using the models outlined in note 35 of the Group consolidated financial statements. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the profit and loss account with a corresponding entry within equity.

***Cash-settled awards***

For cash-settled awards, the fair value is re-calculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the

profit and loss account. The fair value is recalculated using an option pricing model (refer to note 35 of the Group consolidated financial statements).

Refer to the accounting policies and note 35 of the Group consolidated financial statements for a full explanation of the valuation of and accounting for the share-based accounts.

***Loans from subsidiaries***

Loans from subsidiaries are recognised at inception at the fair value of the proceeds received net of issue costs. Subsequently, they are measured at amortised cost using the effective interest method. Finance costs are recognised in the profit and loss account using the effective interest rate method.

***Foreign currency transactions***

Foreign currency transactions are booked in the functional currency (US$) at the exchange rate ruling on the date of the transaction. Foreign currency monetary assets and liabilities are translated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are recorded in the profit and loss account. Foreign currency non-monetary assets and liabilities are not restated at balance sheet date.

***Revenue***

Interest income is recognised as earned on an accruals basis using the effective interest method.

Dividend income is recognised as earned when the Company's right to receive payment is established.

Income for other services is recognised when the service has been rendered, when the amount of revenue (and associated costs) can be reliably measured and it is probable that economic benefits will flow to the Company.

***Comparatives***

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures, and have been adjusted for the adoption of UITF Abstract 44 (IFRIC 11) "Group and Treasury Share Transactions."

***Use of estimates***

The preparation of these financial statements is in conformity with generally accepted accounting practice and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

## 2. Investments

| | Investment in subsidiaries | Loans to subsidiaries | Total |
|---|---|---|---|
| | *(in US$ millions)* | | |
| Cost: | | | |
| At 1 January 2008 | 12,035 | 463 | 12,498 |
| Additions — existing investments | 2,639 | — | 2,639 |
| Reductions — existing investments | (39) | (8) | (47) |
| At 31 December 2008 | 14,635 | 455 | 15,090 |

The subsidiary undertakings of the Company as at 31 December and the percentage holding of ordinary share capital are set out below:

| Name | Country of incorporation | Principal activities | % of ordinary shares held & voting rights |
|---|---|---|---|
| **Principal Subsidiaries** | | | |
| Xstrata (Schweiz) AG | Switzerland | Holding company | 100% |
| Xstrata Finance (Dubai) LLC | UAE | Finance company | 90% |
| Xstrata Commodities Middle East DMCC | UAE | Marketing company | 90% |
| Xstrata Capital Corporation AVV* | Aruba | Finance company | 40% |
| Xstrata Zinc BV | Holland | Finance Company | 75% |

Notes:
* The voting rights are 51%.

The principal country of operation is the country of incorporation, and all subsidiaries are unlisted. Refer to note 35 of the consolidated financial statements for a list of significant subsidiaries, associates and joint ventures.

## 3. Debtors — amounts falling due within one year

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Receivables — subsidiaries | 161 | 112 |
| Other debtors | 1 | 3 |
| | 162 | 115 |

## 4. Creditors — amounts falling due within one year

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Loans from subsidiaries | — | 7 |
| Other creditors | 3 | 6 |
| | 3 | 13 |

## 5. Creditors — amounts falling due after more than one year

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Loans from subsidiaries | 2,020 | — |
| | 2,020 | — |

## 6. Dividends paid and proposed

| | 2008 | 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| Declared and paid during the year: | | |
| Final dividend for 2007 — 34 cents per ordinary share (2006: 30 cents per ordinary share) | 327 | 290 |
| Interim dividend for 2008 — 18 cents per ordinary share (2007: 16 cents per ordinary share) | 172 | 153 |
| | 499 | 443 |
| Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December): | | |
| Final dividend for 2008 — Nil cents per ordinary share (2007: 34 cents per ordinary share) | — | 326 |

## 7. Capital

| | (in US$ millions) |
|---|---|
| Authorised: | |
| 15,109,948,397 ordinary shares of US$0.50 each as at 1 January 2007 | 7,555 |
| 13,609,948,397 ordinary shares of US$0.50 each cancellation | (6,805) |
| 1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007 and at 31 December 2008 | 750 |
| 50,000 deferred shares of GBP1.00 each as at 31 December 2007 and at 31 December 2008 | — |
| 1 special voting share of US$0.50 as at 31 December 2007 and as at 31 December 2008 | — |
| | 750 |
| Issued, called up and fully paid: | |
| 943,150,383 ordinary shares of US$0.50 each as at 1 January 2007 | 471 |
| 4,000,000 ordinary shares issued on 31 January 2007 to the ESOP | 2 |
| 24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007 | 12 |
| 971,666,920 ordinary shares of US$0.50 each as at 31 December 2007 | 485 |
| 6,000,000 ordinary shares issued on 16 January 2008 to the ESOP | 3 |
| 3,620 ordinary shares issued on the exercise of the convertible borrowings to 31 December 2008 | — |
| 977,670,540 ordinary shares of US$0.50 each as at 31 December 2008 | 488 |
| Share Premium: | |
| As at 1 January 2007 | 9,522 |
| 4,000,000 ordinary shares issued on 31 January 2007 to the ESOP | 183 |
| 24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007 | 194 |
| As at 31 December 2007 | 9,899 |
| 6,000,000 ordinary shares issued on 16 January 2008 to the ESOP | 409 |
| 3,620 shares issued on the exercise of the convertible borrowings to 31 December 2008 | — |
| As at 31 December 2008 | 10,308 |

### *Issue of ordinary shares*

On 31 January 2007, 4,000,000 shares were issued to the ESOP at a market price of GBP23.58 per share. On 16 January 2008 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

During 2007, the remainder of the US$600 million convertible bonds issued by Xstrata Capital Corporation AVV were converted at the option of the holders into 24,516,537 ordinary shares in Xstrata plc. As a result of this conversion 100% of the bond has been now converted. During 2008, 0.03% of the US$375 million of convertible borrowings was converted at the option of the holders into 3,620 ordinary shares in Xstrata plc.

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 85 to 90 of the Xstrata Annual Report and Accounts 2008.

## 8. Capital and reserves

| | Share Capital | Share premium account | Other reserves | Own Shares | Profit and loss Account | 2008 |
|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | |
| **Capital and reserves** | | | | | | |
| At 1 January 2008 | 485 | 9,899 | 949 | (126) | 1,393 | 12,600 |
| Attributable profit for the year | — | — | — | — | 836 | 836 |
| Issue of share capital | 3 | 409 | — | (412) | — | — |
| Own shares purchased | — | — | — | (17) | — | (17) |
| Own shares sold | — | — | — | 256 | (192) | 64 |
| Equity settled share-based payments | — | — | — | — | 245 | 245 |
| Dividends | — | — | — | — | (499) | (499) |
| At 31 December 2008 | 488 | 10,308 | 949 | (299) | 1,783 | 13,229 |

| | Share Capital | Share premium account | Other reserves | Own Shares | Profit and loss Account | 2007 |
|---|---|---|---|---|---|---|
| | | | (in US$ millions) | | | |
| **Capital and reserves** | | | | | | |
| At 1 January 2007 | 471 | 9,522 | 949 | (147) | 452 | 11,247 |
| Attributable profit for the year | — | — | — | — | 1,486 | 1,486 |
| Issue of share capital | 14 | 377 | — | (185) | — | 206 |
| Own shares purchased | — | — | — | (14) | — | (14) |
| Own shares sold | — | — | — | 220 | (164) | 56 |
| Equity settled share-based payments | — | — | — | — | 62 | 62 |
| Dividends | — | — | — | — | (443) | (443) |
| At 31 December 2007 | 485 | 9,899 | 949 | (126) | 1,393 | 12,600 |

***Own shares***

Own shares comprise shares of Xstrata plc held in the ESOP.

The shares acquired by the ESOP are either stock market purchases or from share issues from the Company. The ESOP is used to co-ordinate the funding and manage the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2008, 5,424,986 (2007: 3,846,691) shares, equivalent to 0.5% (2007: 0.4%) of the total issued share capital, were held by the trust with a cost of US$299 million (2007: US$126 million) and market value of US$51 million (2007: US$271 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

## 9. Other income and expenses

The audit fee is US$45,000 (2007: US$42,000) in respect of the Company. Refer to note 10 of the consolidated financial statements for further information of Auditors' remuneration.

Refer to the Directors' Remuneration Report on pages 98 to 107 of the Xstrata Annual Report and Accounts 2008 for the remuneration of Directors.

## 10. Guarantees

The Company has provided guarantees to a number of Group companies.

Specifically, the Company has provided:

To Xstrata Capital Corporation AVV in respect of the convertible bonds it has issued:

- unconditional and irrevocable guarantees to the holders of the convertible bond in respect of the payment of all amounts due and payable under the convertible bond. The amount due and payable under the convertible bonds at 31 December 2008 is US$391 million (2007: US$390 million); and
- guarantees to provide, in exchange for 374,900 (2007: 375,000) preference shares of Xstrata Capital Corporation AVV, ordinary share capital in the Company on the conversion of the bonds. The number of shares to be issued under these guarantees at 31 December 2008 totals 13,571,812 (2007: 13,575,432). These shares will be issued to the holder of the bonds in exchange for the preference shares in Xstrata Capital Corporation AVV they receive on conversion of the bonds;

Refer to note 29 of the consolidated financial statements for further details.

In November 2006, the Group issued US$2,250 million of capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1,000 million 10-year facility at a fixed interest rate of 5.8%, a US$750 million five year facility at a fixed interest rate of 5.5% and a US$500 million three-year facility that bears interest at a rate based on LIBOR plus 35 basis points. The fixed interest facilities were issued by Xstrata Finance (Canada) Limited and the floating rate facility was issued by Xstrata Finance (Dubai) Limited. The Xstrata Finance (Dubai) Limited issue was guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Canada)

Limited. The Xstrata Finance (Canada) Limited issues were guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

The Group assumed a number of senior debentures on the acquisition of Falconbridge Limited (refer to note 28 of the consolidated financial statements). Pursuant to the terms of the note indentures as amended by supplemental indentures, the Company has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the senior debentures.

The Group assumed preference shares on the acquisition of Falconbridge Limited (refer to note 28 of the consolidated financial statements). Pursuant to the terms of a guarantee indenture, the Company has fully and unconditionally guaranteed in favour of the holders of the preference shares the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the preference shares.

In June 2007, the Group completed the pricing of two EUR500 million note issues by Xstrata Finance (Canada) Limited under its Euro Medium Term Note Programme. These comprised 500,000,000 guaranteed 4.875% notes due 14 June 2012 and 500,000,000 guaranteed 5.250% notes due 13 June 2017. The notes are fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

In July 2007, the Group entered into a US$4,680 million revolving Syndicated Loan. Interest is payable on the loans at a rate which is based on LIBOR and the relevant margin, which is 27.5 basis points per annum. US$2,160 million of the loan was entered into by Xstrata Finance (Canada) Limited and is guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. US$2,520 million of the loan was entered into by Xstrata (Schweiz) AG and is guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. In October 2007, the Group entered into a US$2,000 million 364-day Revolving Loan Facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which 27.5 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. This facility was re financed during 2008.

In November 2007 Xstrata Finance (Canada) Limited completed a US$500 million 30-year bond issue bearing interest at 6.90% per annum. The bond is fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

In December 2007, the Group entered into a guaranteed US$1,500 million 364-day Revolving Loan Facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. This facility was re financed during 2008.

On 25 February 2008, the Group entered into a guaranteed US$500 million revolving loan facility that matured on 31 December 2008. Interest was payable on the loans at LIBOR plus 50.0 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited.

On 6 October 2008, the Group entered into US$5,000 million multi-currency revolving syndicated loan facility ("Club Facility"), Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 150 basis points per annum. The Club Facility matures on 30 September 2011. As at 31 December 2008, US$2,452 million was available to be drawn under this facility. The loan was entered into by Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Canada Financial Corporation and is guaranteed by the Company, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited, Xstrata Finance (Canada) Limited and Xstrata Canada Financial Corporation. The Club Facility was amended on 30 December 2008 to increase the facility amount to US$5,459 million.

In May 2008 the Group issued a two-tranche EUR1,350 million guaranteed bond offering, comprising EUR750 million 5.875% fixed guaranteed notes due 2011 and EUR600 million 6.25% fixed guaranteed notes due 2015. In May 2008 the Group issued a guaranteed bond offering of GBP500 million 7.375% fixed guaranteed notes due 2020. The notes were issued by Xstrata Canada Financial Corporation and were guaranteed by the Company, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Finance (Canada) Limited.

# Part II
# Additional Information

## 1 Responsibility

The Company and the Directors, whose names appear in Part VI — "Directors and Senior Management of Xstrata" of the Prospectus, accept responsibility for the information contained in this Supplementary Prospectus. Having taken all reasonable care to ensure that such is the case, the information contained in this Supplementary Prospectus is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

## 2 Consent

Deutsche Bank has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

JPMorgan Cazenove has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

Rothschild has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

## 3 Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for so long as the Rights Issue remains open for acceptance and for a period of 12 months following the date of Admission at the registered office of the Company and at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS:

(a) the audited Group Financial Statements;

(b) the audited Company Financial Statements;

(c) the consent letters referred to in paragraph 2 of this Part II;

(d) a copy of this Supplementary Prospectus; and

(e) a copy of the documents incorporated by reference into this Supplementary Prospectus as described in the section of this Supplementary Prospectus headed "Relevant Documentation and Incorporation by Reference".

CIRCULAR DATED 2 FEBRUARY 2009

**THIS DOCUMENT AND ITS ENCLOSURES ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.**

**If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000, as amended (the "FSMA") if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.**

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares, please forward this Circular and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected, as soon as possible, for onward transmission to the purchaser or transferee. However, the distribution of this Circular and the accompanying documents into certain jurisdictions (including but not limited to the United States) other than the United Kingdom and Switzerland is or may be restricted by law and therefore persons into whose possession this Circular and the accompanying documents come should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, neither the Prospectus nor the Provisional Allotment Letter (if and when received) should be distributed, forwarded to or transmitted in, or into, any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including but not limited to, and subject to certain exceptions, the United States, Australia, Canada, Japan and South Africa. Please refer to paragraphs 7 and 8 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus if you propose to send the Prospectus and/or the Provisional Allotment Letter (if and when received) outside the United Kingdom. If you sell or transfer or have sold or otherwise transferred only part of your holding of Existing Shares, you should retain this Circular and the accompanying documents.

Except as otherwise indicated, capitalised terms have the meanings ascribed to them in Part IX — "Definitions and Glossary of Technical Terms". References to times in this Circular are to London time, unless otherwise stated.

# Xstrata plc

*(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)*

## Proposed 2 for 1 Rights Issue of up to 1,982,508,352 New Shares at 210 pence per New Share

## Proposed Related Party Acquisition of the Prodeco Business from Glencore

## Circular and Notice of Extraordinary General Meeting

**This Circular does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.**

**This Circular does not constitute a prospectus or prospectus equivalent document. Nothing in this Circular should be interpreted as a term or condition of the Rights Issue. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any Provisional Allotment Letter, Nil Paid Rights, Fully Paid Rights and/or New Shares must be made only on the basis of the information contained in and incorporated by reference into the Prospectus. Copies of the Prospectus are available from Xstrata's registered office and as described in paragraph 7 of Part VIII — "Additional Information — Documents available for inspection" of this Circular.**

This Circular is not for distribution in or into the United States. The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction. The Nil Paid Rights, the Fully Paid Rights and the New Shares may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered within the United States except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. There will be no public offer of the Nil Paid Rights, the Fully Paid Rights or the New Shares in the United States.

**The Rights Issue and the Proposed Acquisition are conditional, amongst other things, upon the approval of Shareholders at the Extraordinary General Meeting referred to below. Your attention is drawn to the letter from the Senior Independent Director of Xstrata plc on pages 9 to 25 of this Circular, recommending that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting. You should read this Circular in its entirety, not rely solely on summarised information, and should consider whether to vote in favour of the Resolutions in light of the information contained in, and incorporated by reference into, this Circular.**

Notice of an Extraordinary General Meeting of Xstrata, to be held at Theater-Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland at 10.30 a.m. (Central European time) on Monday, 2 March 2009 is set out at the end of this Circular.

**Shareholders will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy, in accordance with the instructions printed thereon, whether or not they intend to be present at the meeting, so as to be received by the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, UK, as soon as possible but in any event by no later than 9.30 a.m. (London time) on Saturday, 28 February 2009. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Extraordinary General Meeting at the end of this Circular. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting at the Extraordinary General Meeting, should they so wish.**

If you hold Ordinary Shares through the SIX SIS System you will be contacted separately by the Swiss Bank through which you hold Ordinary Shares as to how to participate at the Extraordinary General Meeting.

Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. are each authorised and regulated by the Financial Services Authority in the UK and are acting for Xstrata and no one else in connection with the Rights Issue and the Proposed Acquisition and will not be responsible to anyone other than Xstrata (whether or not a recipient of this Circular) for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue, the Proposed Acquisition and/or any other matter referred to in this Circular.

Rothschild, which is authorised and regulated by the Financial Services Authority in the UK, is acting exclusively for Xstrata and Xstrata (Schweiz) AG and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Xstrata or Xstrata (Schweiz) AG (whether or not a recipient of this Circular) for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition and/or any other matter referred to in this Circular.

Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild by the FSMA, each of Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accepts no responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this Circular, including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Xstrata, the New Shares, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue or the Proposed Acquisition, and nothing in this Circular is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this Circular or any such statement.

Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. (the "Banks") and Rothschild and/or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Xstrata Group. In addition, affiliates of the Banks are lenders under and/or otherwise party to certain of the Xstrata Group's debt facilities agreements. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Club Facility and the Syndicated Facility and Deutsche Bank and J.P. Morgan plc are arrangers and bookrunners of the Club Facility. See paragraph 3 of Part VIII — "Additional Information — Summary of the terms of the Underwriting Agreement" for details of the Underwriting Agreement and paragraph 21.13 of Part IX of the Prospectus — "Additional Information — Material contracts — Debt Facilities Agreements" for details of the Club Facility and the Syndicated Facility.

The Joint Underwriters may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, the Joint Underwriters do not propose to make any public disclosure in relation to such transactions.

No person has been authorised to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representations must not be relied on as having been authorised by Xstrata, any of the Banks or Rothschild. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the delivery of this Circular shall not, in any circumstances, create any implication that there has been no change in the affairs of the Xstrata Group or the Prodeco Business since the date of this Circular or that the information in it is correct as at any subsequent date.

Certain information in relation to the Xstrata Group has been incorporated by reference into this Circular. You should refer to the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

No statement in this Circular is intended as a profit forecast or a profit estimate and no statement in this Circular should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

All Shareholders, other than, subject to certain exceptions, those Shareholders with a registered address in the United States have been sent this Circular. In addition, all Shareholders other than, subject to certain exceptions, those Shareholders with a registered address in the United States, Australia, Canada, Japan or South Africa have been sent a Prospectus pursuant to which the Rights Issue will be made. In addition, subject to the passing of the Resolutions, it is expected that Qualifying Non-CREST Shareholders, other than (subject to certain exceptions) those with registered addresses or who are located in the United States, Australia, Canada, Japan or South Africa, will be sent a Provisional Allotment Letter on 2 March 2009. Further, subject to the passing of the Resolutions, it is expected that Qualifying CREST Shareholders (none of whom will be sent a Provisional Allotment Letter), other than (subject to certain exceptions) those with registered addresses in the United States, Australia, Canada, Japan or South Africa, will receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 3 March 2009. The Nil Paid Rights so credited are expected to be enabled for settlement by Euroclear as soon as practicable after Admission. Qualifying CREST Shareholders who are CREST sponsored

members should refer to their CREST sponsors regarding the action to be taken in connection with the Prospectus and the Rights Issue.

The Existing Shares are listed on the Official List, admitted to trading on the London Stock Exchange's main market for listed securities and admitted to listing on the SIX. Application will be made to the Financial Services Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to be listed on the Official List and admitted to the London Stock Exchange's main market for listed securities. Application will be made to the Admission Board of the SIX for the New Shares (nil and fully paid) to be admitted to listing on the SIX. It is expected that Admission and Swiss Admission will (in each case) become effective and that dealings in the New Shares will commence on the London Stock Exchange and on the SIX, nil paid, at 8.00 a.m. (London time) on 3 March 2009.

## TABLE OF CONTENTS

# Presentation of Information

## Cautionary note regarding forward-looking statements

This Circular and the information incorporated by reference into this Circular include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Circular and the information incorporated by reference into this Circular and include statements regarding the intentions, beliefs or current expectations of the Directors, Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Xstrata Group and the Enlarged Group and the industries in which they operate.

This Circular also contains forward-looking statements regarding the Proposed Acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the Proposed Acquisition (which is conditional, amongst other things, upon Shareholder approval and receipt of certain regulatory clearances) and anticipated benefits of the Proposed Acquisition.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this Circular and/or the information incorporated by reference into this Circular. Further, actual developments in relation to the Proposed Acquisition, and the expected completion of the Proposed Acquisition, may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to: the risk that Shareholders may not vote in favour of the Resolutions; the risk that the Xstrata Group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all; the risk that the other conditions of the Rights Issue and the Proposed Acquisition may not be satisfied on a timely basis or at all; the risk that the Xstrata Group may not realise the anticipated benefits from the Proposed Acquisition; and the risk that the Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to the integration of the Prodeco Business. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this Circular and/or the information incorporated by reference into this Circular, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to: general economic and business conditions; commodity price volatility; industry trends; competition; the availability of debt and other financing on acceptable terms; changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages; changes in political and economic stability; currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Kroner/US$ exchange rates); the Xstrata Group's and the Enlarged Group's ability to integrate new businesses (including the Prodeco Business) and recover their reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in the section of the Prospectus headed "Risk Factors".

You are advised to read this Circular, the Prospectus and the information incorporated by reference herein and therein in their entirety for a further discussion of the factors that could affect the Xstrata Group's and the Enlarged Group's future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Circular and/or the information incorporated by reference into this Circular may not occur.

Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules), neither Xstrata, Rothschild nor any of the Banks undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

## Presentation of financial information

Unless otherwise indicated, financial information for the Xstrata Group in this Circular and incorporated by reference into this Circular is presented in US dollars and has been prepared in accordance with IFRS.

Unless otherwise indicated, financial information for Prodeco in this Circular is presented in US dollars and has been prepared in accordance with IFRS on the basis described in section B of Part III — "Information on Prodeco — Financial information on Prodeco".

Financial information for the Xstrata Group in this Circular and incorporated by reference into this Circular relating to the six-month periods ended 30 June 2008 and 30 June 2007, the Preliminary Results for the year ended 31 December 2008 and the comparative information for the year ended 31 December 2007 and as otherwise indicated is unaudited. Financial information for Prodeco in this Circular relating to the 10-month period ended 31 October 2008 and as otherwise indicated is unaudited. The pro forma financial information set out in Part IV ("Unaudited Pro Forma Financial Information") of the Prospectus, which is incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference", is also unaudited.

Although neither of IFRS or Canadian GAAP defines the measures EBITDA and EBIT, they are measures which are widely used in the natural resources sector to evaluate a company's operating performance. Nevertheless, EBITDA and EBIT should not be considered in isolation or as a substitute for operating profit, cash flows from operating activities or any other measure for determining Xstrata's or Prodeco's operating performance or liquidity that is calculated in accordance with IFRS or the Falconbridge Group's operating performance or liquidity that is calculated in accordance with Canadian GAAP. As EBITDA and EBIT are not measures of performance defined by IFRS or Canadian GAAP, these measures may not be comparable to similarly titled measures employed by other companies.

Unless otherwise indicated, EBITDA represents, when used in this Circular and the information incorporated by reference into this Circular in relation to the Xstrata Group, net profit or loss from continuing operations before interest, taxation, depreciation and amortisation. Unless otherwise indicated, EBIT represents earnings before interest and taxation.

"EBITDA (before exceptional items)" and "EBIT (before exceptional items)" presented under IFRS are EBITDA or EBIT, respectively, before material items of income and expense, presented separately due to their nature or expected infrequency of the events giving rise to them.

## Currencies

In this Circular and the information incorporated by reference into this Circular, references to "Argentine pesos" or "ARS" are to the lawful currency of Argentina, references to "Australian dollars", "AUD" or "A$" are to the lawful currency of Australia, references to "Canadian dollars", "C$" or "Cdn$" are to the lawful currency of Canada, references to "Chilean peso" or "CLP" are to the lawful currency of Chile, references to "Colombian pesos" are to the lawful currency of Colombia, references to "Euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to "yen" or "JPY" are to the lawful currency of Japan, references to "Kroner" are to the lawful currency of Norway, references to the "Peruvian Sol" are to the lawful currency of Peru, references to "Rand" or "ZAR" are to the lawful currency of South Africa, references to "CHF" are to the lawful currency of Switzerland, references to "£", "Sterling", "GBP" or "pence" are to the lawful currency of the United Kingdom and references to "US dollars", "US Dollars", "US$", "$US", "US¢" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in this Circular and the information incorporated by reference into this Circular, the financial information contained in this Circular or incorporated by reference into this Circular has been presented in US dollars. In addition, solely for convenience, this Circular contains US dollar translations of certain amounts in various currencies as at 30 January 2009, being the latest practicable date prior to the publication of this Circular, or such other relevant date. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and may not correspond to the US dollar amounts shown in the historic or future financial statements of Xstrata in respect of which different exchange rates may have been, or may be, used.

## Ore reserve and mineral resource reporting — basis of preparation

Ore reserves and mineral resources information reported in this Circular in respect of Prodeco has been compiled in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"), December 2004 edition and is reported as at 1 January 2008 for the La Jagua mine and 1 September 2008 for the Calenturitas mine. Ore reserve and mineral resource information in this Circular in respect of Prodeco is based on information compiled by Competent Persons (as defined in, and required by, the JORC Code).

The relevant definitions from the December 2004 edition of the JORC Code and certain other definitions can be found in Part IX — "Definitions and Glossary of Technical Terms". The JORC Code recognises a fundamental distinction between mineral resources and ore reserves. Mineral resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into "measured", "indicated" and "inferred" categories reflecting decreasing confidence in geological and grade continuity.

Generally, explicit allowances for dilution or for losses during mining are not included in the estimates, but the reporting of mineral resources carries the implication that there are reasonable prospects for eventual economic extraction. Mineral resources may therefore be viewed as the estimation stage prior to the application of more stringent economic criteria for ore reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Under this system of reporting it is common practice for companies to include in the mineral resource category material with a reasonable expectation of conversion to ore reserves, but for which the required detailed engineering, economic and other studies have not yet been undertaken.

Ore reserves as defined by the JORC Code are designated as "proved" and "probable" and are derived from the corresponding measured and indicated resource estimates by including allowances for dilution and losses during mining. It is an explicitly stated further requirement that other modifying economic, mining, metallurgical, marketing, legal, environmental, social and governmental factors also be taken into account. Reporting conventions that may be adopted are: to report mineral resource estimates inclusively, including those measured and indicated resources modified to produce the ore reserves; or to report as additional mineral resources only those portions which have not contributed to conversion to ore reserves. In this Circular, reserves are a subset of resources and are included in resource estimates.

## Rounding

Certain figures included in this Circular have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.

## Rights Issue Statistics

| | |
|---|---|
| Basis of Rights Issue | 2 New Shares for every Existing Share |
| Issue Price per New Share | 210 pence |
| Number of Ordinary Shares in issue at the date of this Circular | 977,670,540 |
| Maximum number of New Shares to be provisionally allotted by the Company pursuant to the Rights Issue | 1,982,508,352(1) |
| Maximum number of New Shares expected to be provisionally allotted by the Company pursuant to the Rights Issue | 1,955,341,080(2) |
| Maximum number of Ordinary Shares expected to be in issue at completion of the Rights Issue | 2,933,011,620(3) |
| Number of New Shares subject to the Glencore Undertaking | 673,602,666 |
| Estimated gross proceeds of the Rights Issue | £4,106 million(2) |
| Estimated total expenses of the Rights Issue | £126 million |
| Estimated net proceeds of the Rights Issue after estimated total expenses | £3,980 million(2) |

Notes:

(1) As at 30 January 2009 (being the latest practicable date prior to the publication of this Circular) US$374,900,000 of the 2017 Convertible Bonds remain outstanding. At the current exchange price of £15.27, the 2017 Convertible Bonds are convertible into 13,571,812 Ordinary Shares. If all of the 2017 Convertible Bonds converted before the ex-rights date it would result in an additional 27,143,624 New Shares being offered pursuant to the Rights Issue. Given that the current exchange price of £15.27 is substantially higher than the existing market price of the Ordinary Shares, Xstrata does not believe that any of the 2017 Convertible Bonds will be converted before the ex-rights date and has, therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion. The Xstrata Employee Share Ownership Trust and Xstrata Employee and Directors' Share Ownership Trust currently hold in aggregate 5,074,064 Ordinary Shares to satisfy the exercise or vesting of awards granted pursuant to the Xstrata Share Schemes. In addition to the 2017 Convertible Bonds, if all options and awards in respect of Ordinary Shares granted under the Xstrata Share Schemes prior to 30 January 2009 (being the latest practicable date prior to the publication of this Circular) and capable of being exercised prior to the ex-rights date were to be exercised prior to the ex-rights date, the Directors would be required to issue a further 11,824 Ordinary Shares. This would result in an additional 23,648 New Shares being offered pursuant to the Rights Issue. Given the exercise prices of these options are, in most cases, substantially higher than the existing market price of the Ordinary Shares, Xstrata has assumed that none of these options will be exercised before the ex-rights date and has, therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such exercise. As the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion or exercise are not underwritten, if they are not subscribed for (whether by Qualifying Shareholders or otherwise) then they will not be allotted and issued. Even if all the New Shares the subject of the Rights Issue are not subscribed for (whether by Qualifying Shareholders, the Joint Underwriters or otherwise), those New Shares which have been taken up will be allotted to persons who have validly subscribed for New Shares if the Rights Issue becomes unconditional.

(2) This assumes that no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Circular) and the ex-rights date.

(3) This assumes that no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Circular) and completion of the Rights Issue.

## Expected Timetable of Principal Events

Subject as noted below, the following is the expected timetable of principal events in relation to the Rights Issue and the Proposed Acquisition:

| | |
|---|---|
| **Record Date for entitlements under the Rights Issue** | **5.00 p.m. (6.00 p.m. Central European time) on Friday, 27 February 2009** |
| **Last time and date for receipt of Forms of Proxy** | **9.30 a.m. (10.30 a.m. Central European time) on Saturday, 28 February 2009** |
| **Extraordinary General Meeting** | **9.30 a.m. (10.30 a.m. Central European time) on Monday, 2 March 2009** |
| Expected date of dispatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only[(1)]) | Monday, 2 March 2009 |
| Expected date of publication of a supplementary prospectus containing Xstrata's audited consolidated financial statements for the year ended 31 December 2008 | Monday, 2 March 2009 |
| **Expected date of completion of the Proposed Acquisition** | **Tuesday, 3 March 2009** |
| **Expected date that dealings in New Shares, nil paid, will commence on the London Stock Exchange and on the SIX** | **8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009** |
| Expected date that Existing Shares will be marked "ex-rights" by the London Stock Exchange | 8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009 |
| Expected date that Nil Paid Rights will be credited to stock accounts in CREST (Qualifying CREST Shareholders only[(1)]) and SIX SIS | as soon as practicable after 8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009 |
| Expected date that Nil Paid Rights and Fully Paid Rights will be enabled in CREST | as soon as practicable after 8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009 |
| Recommended latest time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form) | 4.30 p.m. (5.30 p.m. Central European time) on Wednesday, 11 March 2009 |
| Expected latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account | 3.00 p.m. (4.00 p.m. Central European time) on Thursday, 12 March 2009 |
| **Expected latest time and date for acceptance and payment in full with value date 17 March 2009 in respect of Nil Paid Rights attributable to Ordinary Shares held in the SIX SIS System** | **11.00 a.m. (12.00 noon Central European time) on Friday, 13 March 2009** |
| Expected latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid | 3.00 p.m. (4.00 p.m. Central European time) on Friday, 13 March 2009 |
| **Expected latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters** | **11.00 a.m. (12.00 noon Central European time) on Tuesday, 17 March 2009** |
| Expected date of announcement of the results of Rights Issue through a Regulatory Information Service | Wednesday, 18 March 2009 |
| **Expected date of commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SIX and New Shares credited to CREST stock accounts (uncertificated holders only)** | **8.00 a.m. (9.00 a.m. Central European time) on Wednesday, 18 March 2009** |
| Expected date of dispatch of definitive share certificates for New Shares (to Qualifying non-CREST Shareholders only[(1)]) | by Wednesday, 25 March 2009 |

Note:

(1) The ability to participate in the Rights Issue is subject to certain restrictions relating to Shareholders with registered addresses outside the United Kingdom. See paragraphs 7 and 8 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus.

References to times in this Circular are to London time, unless otherwise stated.

**The times and dates set out in the expected timetable of principal events above and mentioned throughout this Circular are indicative only and subject to change. If any of the times and/or dates change, the revised times and/or dates will be notified by announcement through a Regulatory Information Service and to the SIX. If the FSA has not amended the Listing Rules as explained below (such that the current 21 day minimum rights issue subscription period is reduced) two days before the date of dispatch of Provisional Allotment Letters (which is expected to be on 2 March 2009), Xstrata will publish a supplementary prospectus extending the offer period so that it complies with the current Listing Rules requirement, and setting out the revised times and dates.**

**In January 2009 the FSA issued a Consultation Paper on whether the current 21 day minimum rights issue subscription period should be reduced to either 14 calendar days or 10 business days. In that Consultation Paper the FSA stated that it is consulting with a view to amending the Listing Rules in time for shorter rights issue subscription periods to be in place at the start of February 2009. The dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus are on the basis that the FSA amends the Listing Rules such that the current 21 day minimum rights issue subscription period is reduced. If the FSA has not amended the Listing Rules (such that the current 21 day minimum rights issue subscription period is reduced) two days before the date of dispatch of Provisional Allotment Letters (which is expected to be on 2 March 2009), the dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus will change to reflect this. For example, the expected date of Admission, Swiss Admission and commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SIX and on which New Shares will be credited to CREST stock accounts (uncertificated holders only) would be expected to change from 18 March 2009 to 24 March 2009. All times and dates mentioned in this Circular should be read as being subject to such adjustment.**

In addition, pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the date specified in the expected timetable of principal events above as the expected latest time and date for acceptance and payment in full (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date will be adjusted accordingly).

Different deadlines and procedures may apply in certain cases. For example, Shareholders that hold their Ordinary Shares through a CREST member or other nominee may be set earlier deadlines by the CREST member or other nominee than the times and dates noted above.

## Relevant Documentation and Incorporation by Reference

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to the Rights Issue and the Proposed Acquisition.

The following sections of the Prospectus, the Cerrejón Circular, the Xstrata plc Half-Yearly Report 2008, the Annual Reports and Accounts and the Preliminary Results are incorporated by reference into this Circular so as to provide information in respect of the Rights Issue, the Proposed Acquisition and related party transactions between the Xstrata Group and Glencore.

| Information incorporated by reference into this Circular | Destination of incorporation | Page number in this Circular |
|---|---|---|
| Prospectus (pages 275 to 300 inclusive) — Part VII — "Use of Proceeds and Terms of Conditions of the Rights Issue" | Paragraph 10 of Part I — "Letter from the Senior Independent Director — Principal terms of the Rights Issue"<br>Part II — "Use of Proceeds and Terms of Conditions of the Rights Issue" | 19 |
| Prospectus (pages 312 to 320 inclusive) — paragraph 9 of Part IX — "Additional Information — Summary of the memorandum and articles of association of the Company and mandatory takeover bids, squeeze-out and sell-out rules" | Paragraph 10 of Part I -- "Letter from the Senior Independent Director — Principal terms of the Rights Issue" | 19 |
| Prospectus (pages 23 to 25 inclusive) — "Risk Factors — Risks relating to the Proposed Acquisition" | Paragraph 12 of Part I — "Letter from the Senior Independent Director — Risk factors" | 21 |
| | Section A of Part III — "Information on Prodeco — Information on the Prodeco Business — Risk factors" | 31 |
| Prospectus (pages 25 to 26 inclusive) — "Risk Factors — Market considerations" | Paragraph 12 of Part I — "Letter from the Senior Independent Director — Risk factors" | 21 |
| Cerrejón Circular (pages 45 and 46 inclusive) — Part III — "Principal Terms of the Proposed Acquisition" | Paragraph 4 of Part V — "The Xstrata Group's relationship with Glencore — Related party transactions" | 90 |
| Xstrata plc Half-Yearly Report 2008 (page 90) — Note 14 (Related Parties) to the consolidated financial statements of Xstrata for the six month period ended 30 June 2008 | Paragraph 4 of Part V — "The Xstrata Group's relationship with Glencore — Related party transactions" | 90 |
| Annual Report and Accounts 2007 (Financial Statements pages 233 to 240 inclusive) — Note 35 (Related Parties) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2007 | Paragraph 4 of Part V — "The Xstrata Group's relationship with Glencore — Related party transactions" | 90 |
| Annual Report and Accounts 2006 (Financial Statements pages 236 to 240 inclusive) — Note 36 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2006 | Paragraph 4 of Part V — "The Xstrata Group's relationship with Glencore — Related party transactions" | 90 |
| Annual Report and Accounts 2005 (Financial Statements pages 104 to 108 inclusive) — Note 38 (Related Parties) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2005 | Paragraph 4 of Part V — "The Xstrata Group's relationship with Glencore — Related party transactions" | 90 |
| Xstrata Preliminary Results (pages 2 to 85 inclusive) | Part VI — "Unaudited Preliminary Results for the Xstrata Group for the Financial Year ended 31 December 2008" | 92 |

| Information incorporated by reference into this Circular | Destination of incorporation | Page number in this Circular |
|---|---|---|
| Prospectus (pages 265 to 269 inclusive) — Part IV — "Unaudited Pro Forma Financial Information" | Part VII — "Unaudited Pro Forma Financial Information" | 93 |
| Prospectus (pages 355 to 363 inclusive) — paragraph 21 of Part IX — "Additional Information — Material contracts" | Paragraph 4 of Part VIII — "Additional Information — Material contracts" | 97 |

Copies of the above documents are available:

(a) on the Company's website (www.xstrata.com); and

(b) as provided in paragraph 7 of Part VIII — "Additional Information — Documents available for inspection".

Except to the extent expressly set out above in this section "Relevant Documentation and Incorporation by Reference", neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms any part of, this Circular.

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this Circular. It should be noted that, except as set forth above, no other part of the above documents is incorporated by reference into this Circular.

# Part I

## Letter from the Senior Independent Director

**Xstrata plc**

Registered office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom
Tel: +44 20 7968 2800

Head office:
Bahnhofstrasse 2,
6301 Zug,
Switzerland
Tel: +41 41 726 6070

Directors:
Willy Strothotte (Chairman)*†
David Rough (Senior Independent Director and Deputy Chairman)*
Michael Davis (Chief Executive)
Trevor Reid (Chief Financial Officer)
Santiago Zaldumbide (Executive Director)
Ivan Glasenberg*†
Paul Hazen*
Claude Lamoureux*
Robert MacDonnell*
Sir Steve Robson CB*
Ian Strachan*

* Non-Executive Director

† Glencore International Nominee: see Part V — "The Xstrata Group's Relationship with Glencore"

2 February 2009

To Shareholders

Dear Shareholder,

**Proposed Rights Issue and Proposed Acquisition of Prodeco**

## 1. Introduction and overview

Xstrata announced on 29 January 2009:

- a rights issue to raise approximately £4.1 billion (approximately US$5.9 billion) (before costs and expenses); and
- the Proposed Acquisition of the Prodeco Business from Glencore, for a consideration of US$2 billion, to be satisfied in cash on the Prodeco Closing Date.

As part of the Proposed Acquisition, the Xstrata Group has conditionally agreed to grant Glencore a Call Option to repurchase the Prodeco Business which can be exercised at any time up to the Business Day following the first anniversary of the Prodeco Closing Date. The aggregate consideration payable by Glencore on exercise of the Call Option is US$2.25 billion, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group, less any amounts distributed by the Prodeco Target Companies to the Xstrata Group, in each case in the period since the Effective Date of 1 January 2009. The Xstrata Group will retain the economic benefit of profits generated by the Prodeco Business prior to any exercise of the Call Option, should this take place.

Since Xstrata's substantial shareholder, Glencore is the vendor of the Prodeco Business, the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules. The Proposed Acquisition is therefore conditional, amongst other things, upon the approval of Xstrata Shareholders. In accordance with the Listing Rules, Glencore will not vote on the Proposed Acquisition Resolution to be proposed at the Extraordinary General Meeting and Glencore has undertaken to take all reasonable steps to ensure that its associates will not vote on the Proposed Acquisition Resolution. Details of the Xstrata Group's relationship with Glencore are set out in Part V — "The Xstrata Group's relationship with Glencore" of this Circular. Xstrata has received independent financial advice from Rothschild in relation to the Proposed Acquisition.

I am writing this letter to you in my capacity as Senior Independent Director and Deputy Chairman because the Chairman of Xstrata plc, Mr. Strothotte, is a director of Glencore International and therefore has not (along with his fellow Glencore International Nominee, Mr. Glasenberg), in accordance with the Listing Rules and the Relationship Agreement, taken part in the board's consideration of the Proposed Acquisition.

Xstrata has received irrevocable undertakings from Glencore to vote in favour of the Rights Issue Resolutions and to take up its full entitlements under the Rights Issue. Glencore's irrevocable undertaking to vote in favour of the Rights Issue Resolutions is given in respect of 336,801,333 Ordinary Shares, representing approximately 34.45% of Xstrata's issued Ordinary Shares (or approximately 35.03% excluding the Ordinary Shares held by Batiss, which, in accordance with the terms of Xstrata's independently-managed equity capital management programme (the "ECMP"), will not exercise the voting rights attaching to the Ordinary Shares held by it at the EGM). A total of 673,602,666 New Shares are subject to Glencore's irrevocable undertaking to take up its full entitlements under the Rights Issue (approximately 34.45% of the maximum number of New Shares expected to be issued under the Rights Issue). Glencore has also agreed to a lock-up in respect of its Ordinary Shares and New Shares which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for New Shares pursuant to the Rights Issue.

**The Rights Issue and the Proposed Acquisition are inter-conditional and conditional, amongst other things, on Shareholder approval, which will be sought at an Extraordinary General Meeting convened for Monday, 2 March 2009.**

All Qualifying Shareholders who have been sent this Circular (other than, subject to certain exceptions, those Shareholders with a registered address or who are located in the United States, Australia, Canada, Japan or South Africa), have also been sent a Prospectus pursuant to which the Rights Issue will be made.

The purpose of this Circular is: to provide you with details of, background to and reasons for the Rights Issue and the Proposed Acquisition; to explain why the board of directors of the Company believes that the Rights Issue and the Proposed Acquisition are in the best interests of the Company and Shareholders as a whole; and to seek your approval for the Rights Issue and the Proposed Acquisition. A notice convening an Extraordinary General Meeting of the Company at which the Resolutions are to be proposed is set out at the end of this Circular.

## 2. Information on Xstrata

### Development and delivery of Xstrata's strategy since 2002

Since its initial public offering in March 2002, Xstrata has grown to become a major, diversified mining group, headquartered in Zug, Switzerland. The Xstrata Group is one of the world's top five producers of copper, export thermal coal, export coking coal, ferrochrome, zinc, nickel and vanadium. In addition, the Xstrata Group has recycling facilities, additional exposures to platinum, gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. The Xstrata Group's operations and projects span 18 countries.

Xstrata's Existing Shares are listed on the Official List, admitted to trading on the London Stock Exchange's main market for listed securities and admitted to listing on the SIX Swiss Exchange.

At the time of its initial public offering, Xstrata's board of directors set out the Xstrata Group's strategy to develop Xstrata as a distinct mining company positioned to create value for its shareholders. Since that time, Xstrata has grown to become a major diversified mining group with a portfolio of cash generative operations and a world-class pipeline of organic growth options. The successful execution of the Xstrata Group's strategy has resulted in:

- the execution and integration of three major acquisitions delivering transformational growth;

- the opportunistic identification and completion of a number of bolt-on acquisitions to deliver incremental growth and improvements to the portfolio;
- the development of a significant internal pipeline of growth options; and
- substantial improvements to the capital and operating efficiency of its businesses.

*Growth through transformational acquisitions*

The transformation of Xstrata from a small, illiquid company with limited growth potential into a major diversified mining and metals group with significant growth options over the past seven years has been achieved in large part due to the successful execution and integration of three major transformational acquisitions. In 2002, at the time of its initial public offering, Xstrata acquired the former Enex and Duiker coal assets, becoming the world's largest producer of export thermal coal. In 2003, Xstrata acquired MIM Holdings Limited, an Australian listed company, gaining exposure to two additional commodities — copper and coking coal — and augmenting its zinc-lead assets. In 2006, Xstrata acquired Falconbridge, a Canadian listed company, adding nickel to its portfolio, augmenting its zinc-lead business further and substantially enhancing its copper business. These acquisitions have provided the Xstrata Group with significantly increased scale and critical mass; an excellent spread of operating assets which position Xstrata as one of the top-five producers in seven major international commodity markets; diversification of geographic, commodity and currency risk; and a world class pipeline of brownfield and greenfield growth projects that provide long-term organic growth options.

The Xstrata Group has established a strong track record of efficient and effective post-acquisition integration expertise. Importantly, Xstrata has delivered significant improvements in the operating and financial performance of the assets acquired since 2002. For example, within one year of acquisition, mining productivity rose by 15% and 20% at the Mount Isa copper and zinc operations respectively, and, following the Falconbridge acquisition, over US$90 million of annualised cost synergies were achieved in the first full year of ownership. In both cases, safety performance at the acquired operations improved, by over 40% and 33% respectively in the first full year of ownership.

*Incremental growth*

Xstrata has also pro-actively secured value-enhancing growth from bolt-on acquisitions to supplement the Xstrata Group's existing commodity businesses or provide access to new commodities. These include the acquisitions of a one-third stake in the Cerrejón coal operation in Colombia from Glencore and of the Tintaya copper operation in Peru from BHP Billiton in 2006. They also include the acquisitions in 2007 and early 2008 of Resource Pacific Holdings Limited, Tahmoor and the Mangoola project (formerly known as Anvil Hill) in Australia, the acquisition and development of the Eland platinum business in South Africa and the acquisition of Jubilee Nickel in Western Australia. A major focus in each transaction has been the rapid and successful integration of acquired operations. Post-acquisition, the Xstrata Group's management has implemented a number of initiatives to enhance the net present value of acquired operations, through sustainable operating cost reductions, productivity improvements, extensions to mine life and reserves, and the development of low-risk, brownfield future growth options. Between August and October 2008, Xstrata acquired 24.9% of Lonmin plc, providing a significant shareholding in the world's third largest platinum producer.

In line with this strategy, the proposed acquisition of the long-life Prodeco thermal coal assets will provide the Enlarged Group with additional exposure to premium quality, low sulphur thermal coal, consolidating the Enlarged Group's strategic position in Colombia, with access to the attractive European and North American markets. Further information about Prodeco and the Proposed Acquisition is set out in paragraphs 5, 6, 7 and 11 of this letter below and in Parts III — "Information on Prodeco" and IV — "Principal terms at the Proposed Acquisition" of this Circular.

*Organic growth options*

Since the acquisition of Falconbridge, the Xstrata Group has largely focused on maximising the value of its existing portfolio with an emphasis on developing and sequencing its extensive organic brownfield and greenfield growth options. While the Xstrata Group's near term strategy is to optimise cash, resulting in the deferral of a large portion of previously budgeted discretionary expansionary capital expenditure in 2009, Xstrata remains committed to retaining its attractive suite of growth options, which can be activated when market conditions allow.

*Capital and operating efficiency improvements*

Since 2002, Xstrata has achieved sustainable reductions in its operating cost base, trimming net operating costs by an average of 1% per annum, taking into account mining sector inflation. In the twelve months to 31 December 2008 a further US$184 million of real unit cost savings were achieved by the Xstrata Group, principally through the commencement of or increased focus on lower cost production. The current environment of lower oil prices and other declining input prices presents significant opportunities for further operating and capital cost reductions and Xstrata management is prioritising cost containment across its businesses. In addition, the decline of major producer currencies against the US dollar is mitigating the full impact of recent rapid declines in commodity prices and is expected to provide significant further cost benefits in 2009. The Xstrata Board is confident that Xstrata's devolved management structure and track record in reducing operating costs, together with management's rapid action to suspend or close higher cost production in late 2008 and early 2009, will deliver substantial cost benefits in 2009 and beyond.

**Current trading and prospects**

Robust demand for commodities and stable economic conditions in the first half of 2008 were interrupted by the severe and sudden impact of the global financial crisis on the availability of liquidity and expectations for global economic growth.

While zinc and nickel prices were markedly lower in the first half of 2008 compared to the record high levels of 2007, copper prices traded at or near historic highs during the first half of 2008 and very tight coking and thermal coal markets supported record spot and contract settlements. As the full scale of the global crisis became evident, ultimately culminating in the failure of several financial institutions and a paralysis of credit markets in the autumn, commodity prices declined dramatically.

Overall, unaudited revenue in Xstrata's 2008 Preliminary Results for the year to 31 December 2008 declined marginally compared to 2007, to US$28 billion. Unaudited earnings before interest, tax, depreciation and amortisation decreased by 11% to US$9.7 billion compared to the record profits achieved in 2007, with unaudited earnings before interest and tax from operations 17% lower at US$7.3 billion. The impact of lower prices on Xstrata's earnings was contained to US$49 million, as lower base metal prices were largely offset by the benefit of record coal contracts in 2008 and strong prices for Xstrata Alloys' products. The US dollar strengthened against most currencies in the latter part of 2008, with particularly material increases against the currencies of commodity-based economies, adding US$207 million to EBIT compared to the prior year. However, as with prior years, the headwinds of higher industry input costs together with consumer price inflation continued to erode earnings by US$1,257 million compared to 2007, as cost depreciation lagged the sharp declines in commodity prices and economic conditions.

The financial crisis has produced a marked lack of visibility into future economic activity, and as such, the outlook for 2009 is uncertain. The Directors believe that there will be increased investment in infrastructure in 2009 compared with the second half of 2008, reflecting the significant stimulus packages announced by many major governments, a particularly commodity intensive form of investment.

In the medium term, the current shortage of capital and poor short-term visibility is delaying further the introduction of new production capacity to replace ageing mines with falling grades and increasingly difficult mining conditions due to the delay and cancellation of organic growth projects by major producers and the inability of the junior sector — which traditionally identifies new supply — to raise new finance. The Company believes that, when OECD economies return to a growth phase, the impact of synchronised demand growth from developed and emerging economies, coupled with greater commodity supply constraints resulting from lower inventories and a lack of investment during the financial crisis, has the potential to lead to a rapid increase in the demand and prices of commodities, resulting in substantial cash flows and margin expansion for those metals and mining companies which have weathered the current challenging conditions.

Xstrata's near-term strategy is to:

- use the current downturn to reposition its operations lower on the cost curve;
- optimise cash in the short term to ensure the Company remains financially robust with an investment grade balance sheet even under a scenario in which the period of uncertainty is unexpectedly prolonged; and

- position Xstrata to emerge from the current downturn in a position of strength and, at the appropriate time, seize the most value-accretive growth opportunities presented by the current dislocation of market values and underlying valuations.

Xstrata has acted decisively and pro-actively to respond to challenging operating conditions and an uncertain near-term outlook to strengthen Xstrata's financial position. The Rights Issue is one of a series of ongoing, decisive measures taken by Xstrata management to strengthen the Group's financial position. These initiatives include:

- suspending or closing higher cost or unprofitable production, for example:
  - closing the joint venture Lennard Shelf zinc-lead operation in Western Australia;
  - placing operations at the Falcondo ferronickel operation on a care and maintenance programme; and
  - accelerating the closure of two end-of-life nickel mines in the Sudbury basin, Canada;
- reducing production at existing operations to respond to weaker demand, for example:
  - suspending 17 ferrochrome furnaces in South Africa representing approximately 80% of the Xstrata-Merafe Chrome Venture's annual production capacity;
  - reducing production at McArthur River Mine to an annual rate of 2 million tonnes of ore per annum, from 2.5 million tonnes per annum. Operations have subsequently been placed on care and maintenance pending confirmation by the Australian Federal Government of preliminary approval to resume mining; and
  - suspending longwall operations at Oaky No. 1 coking coal mine in Queensland, Australia;
- continuing to drive down operating costs across Xstrata's commodity businesses through restructurings, productivity improvements and commencement of lower cost supply;
- improved working capital management, with approximately US$1 billion of cash released in the second half of 2008; and
- substantially reducing discretionary sustaining and expansionary capital expenditure. An ongoing review of all capital expenditure projects has identified approximately US$3 billion of capital expenditure deferrals or reductions for 2009, reducing anticipated capital expenditure for 2009 by 45% to US$3.4 billion. The revised estimate for 2009 capital expenditure comprises approximately US$1.2 billion of essential sustaining capital expenditure and approximately US$2.2 billion of expansionary capital expenditure. Those elements of Xstrata's extensive growth pipeline which have been deferred remain available to be accelerated at the appropriate time.

In addition to these commodity-business led initiatives, on 1 October 2008, Xstrata entered into a US$5.0 billion Club Facility with a broad group of relationship banks to refinance and extend the maturity of the Group's existing debt and provide further headroom. On 2 January 2009, the Club Facility was increased by an additional US$459 million to approximately US$5.46 billion.

As a result of these actions, Xstrata benefits from significant headroom, comfortable interest cover and no significant debt refinancing requirements until 2011. Xstrata's management will continue to focus on taking decisive action with a view to ensuring that Xstrata's businesses remain cash positive and financially robust, including, where necessary, further reductions in capital expenditure, the suspension or closure of unprofitable or high cost operations and the optimisation of operating costs and working capital.

As described in further detail under "Benefits and Financial impact of the Rights Issue — Background and market conditions", Xstrata's Board continues to believe that demand for commodities, and consequently commodity prices, are experiencing a long-term positive demand trend, driven by the ongoing industrialisation of a number of developing Asian economies and in particular China.

Xstrata continues to operate a suite of cash generative operations across a broad range of geographies, with excellent growth potential and a strong competitive position in each of its key commodity markets. Against a background of a positive medium to longer term outlook for commodity demand and prices and in view of the near-term actions taken by Xstrata management to optimise cash and enhance the Group's financial flexibility, the Directors believe that the prospects for Xstrata remain very encouraging.

## 3. The Rights Issue

The Company is proposing to raise approximately £4.1 billion (approximately US$5.9 billion) (before costs and expenses) pursuant to the Rights Issue. The proceeds of the Rights Issue will enable Xstrata to repay existing debt, including debt drawn under the Group's existing facilities to finance the Proposed Acquisition. As explained in more detail in paragraph 4 below, the drawn amount under the Group's recently increased US$5.46 billion revolving facility will be repaid in full and the balance of the proceeds will be used to repay in part the drawn amount under the Group's US$4.68 billion facility.

The Rights Issue will be made on the basis of 2 New Shares for every Existing Share held on the Record Date, which is expected to be 5.00 p.m. (London time) on 27 February 2009, at the Issue Price of 210 pence per New Share. The Issue Price represents a discount of approximately 66% to the Closing Price of 623 pence per Ordinary Share on 28 January 2009, which was the last Business Day prior to the announcement of the Rights Issue.

Save in respect of New Shares which Glencore takes up pursuant to the irrevocable undertakings it has given to the Company (which are described in paragraph 9 of this letter below), the Rights Issue is underwritten on the terms of the Underwriting Agreement by Deutsche Bank and, on behalf of its affiliate JPMorgan Cazenove, by J.P. Morgan Securities Ltd.

Subject to the passing of the Resolutions, it is expected that Qualifying non-CREST Shareholders, other than (subject to certain exceptions) those with registered addresses or who are located in the United States, Australia, Canada, Japan or South Africa, will be sent a Provisional Allotment Letter on 2 March 2009. Dealings in New Shares, nil paid, are expected to commence on the London Stock Exchange and on the SIX on 3 March 2009. The expected latest date for acceptance and payment in full under the Rights Issue is 17 March 2009. **Please refer to the section of this document headed "Expected Timetable of Principal Events" for an important note about possible changes to the Rights Issue timetable and how any such changes will be communicated.**

Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 66⅔% following the issue of the New Shares.

The maximum number of New Shares expected to be issued pursuant to the Rights Issue is 1,955,341,080, representing approximately 200% of the existing issued ordinary share capital of Xstrata and approximately 66⅔% of the expected enlarged issued ordinary share capital of Xstrata immediately following completion of the Rights Issue.

Further information in relation to the Rights Issue is contained in the Prospectus, together with the terms and conditions of the Rights Issue and the procedure for acceptance and payment. These parts of the Prospectus are incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

## 4. Benefits and financial impact of the Rights Issue

### Background and market conditions

Xstrata continues to believe that the long-term positive trend for increased demand for metals and energy remains intact, driven by the ongoing industrialisation of developing economies and the urbanisation of over 20 million people per annum in China and India and over 65 to 70 million people globally at current rates. Long-term positive demand trends of this nature result in higher average commodity prices than historical averages in real terms, as new supply struggles to keep pace with increasing demand from emerging economies.

Against this background, economic growth in the western world has been slowing since late 2007 and is widely expected to continue to slow in 2009, impacting short-term demand growth for commodities. However, the additional impact of the financial crisis, which escalated rapidly in mid-September 2008 with the failure of several major financial institutions and a severe liquidity shortage in global financial markets, has caused an unexpectedly sudden and severe slowdown in developed economies, many of which are now widely agreed to be in recession. Demand for exports from Asia into these western economies has also been impacted, causing gross domestic product growth to slow in many emerging economies, including China, albeit from historically high double digit growth rates. These conditions have led to a lack of visibility and consequent destocking and production curtailments amongst key consumers of basic commodities, leading in turn to a steep decline and pronounced volatility in the price of most commodities, in particular LME-traded base metals.

Many of Xstrata's commodities are currently trading at levels below industry marginal costs. However, the supply-side — now more consolidated than ever before — has been quick to respond to falling demand, with a smaller number of larger producers taking more rational supply-side decisions to limit cash losses, while funding constraints often prevent smaller producers from continuing to run loss-making operations for any extended period. Rapid reductions in higher cost production, ongoing curtailments in exploration expenditure and the deferral or cancellation of numerous growth projects are all likely to limit the extent to which large producer or customer inventories are built-up and will contribute to even greater supply-side constraints when demand from developed and developing economies increases.

**Benefits and financial impact**

The proceeds of the Rights Issue will enable Xstrata to repay existing debt, including debt drawn under the Group's existing facilities to finance the Proposed Acquisition. Xstrata intends to repay the US$2.7 billion borrowings that are currently outstanding under the Group's recently increased US$5.46 billion Club Facility, together with the additional borrowings to be drawn under the Club Facility to satisfy the US$2 billion cash consideration payable to acquire the Prodeco Business, and apply the balance of the net proceeds to reduce the US$4.4 billion borrowings that are currently outstanding under the Group's US$4.68 billion Syndicated Facility. As a result, net debt is expected to reduce to approximately US$12.6 billion following completion of the proposed Rights Issue.

Including the proceeds from the Rights Issue, net of the debt raised to fund the Proposed Acquisition, the combined impact on Xstrata's financial position, of the actions taken by the Group to conserve cash and reduce operating and capital costs is expected to be more than US$7 billion, ensuring that it remains robust, even in the event of an unexpectedly prolonged period of depressed commodity prices. This is in line with the Xstrata Group's firm commitment to retain an investment grade balance sheet throughout the economic cycle. Following the Rights Issue, Xstrata's gearing is expected to reduce to less than 30% (on a net debt to net debt plus equity basis), below Xstrata's long-term target range of 30% to 35%.

If the Rights Issue is not completed, the Group will seek to take other measures, which may include further actions to conserve cash, reduce operating costs or raise funds in the capital markets. These measures may be less effective than the Rights Issue in reducing Xstrata's gearing, may not improve its strategic positioning (for when the outlook for commodity prices and cash flows improves) and may not be in the best long term interests of Shareholders.

The actions described above position Xstrata to emerge from the current downturn with a strengthened balance sheet and an enhanced platform from which, at the appropriate time, to initiate the next stage of the Group's growth. A number of opportunities are beginning to emerge as a result of the dislocation of market values from underlying company valuations and the distressed or forced sale of attractive, cash generative assets or projects. Once visibility into the outlook for commodity prices and cash flows improves, Xstrata will continue to use its proven ability to identify and execute the most value-accretive acquisition opportunities, seeking to improve the strategic positioning of its business units and the Group as a whole. Xstrata will continue to take a highly disciplined approach to any future acquisition, in which the creation of Shareholder value and a prudent approach to funding and capital structure will remain the Xstrata Board's primary considerations.

## 5. The Proposed Acquisition

The Board (excluding the Glencore International Nominees) believes, and has believed for some time, that the Prodeco Business is a strategically attractive asset with excellent growth potential that is able to add significant long-term value to the Xstrata Group. The Xstrata Group has conditionally agreed to acquire the Prodeco Business from Glencore, for a consideration of US$2 billion, to be satisfied in cash on the Prodeco Closing Date. The consideration paid by Xstrata in connection with the Proposed Acquisition will be used by Glencore to take up its entitlements under the Rights Issue.

Since, during negotiations, Xstrata and Glencore failed to reach full agreement on an appropriate valuation of the Prodeco Business, the Proposed Acquisition includes a Call Option which Glencore may exercise to repurchase the Prodeco Business from the Xstrata Group at any time up to the Business Day following the first anniversary of the Prodeco Closing Date. The aggregate consideration payable by Glencore on exercise of the Call Option is US$2.25 billion, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group, less any amounts distributed by the Prodeco Target Companies to the Xstrata Group, in each case in the period since the Effective Date of 1 January 2009. The Xstrata

Group will manage the Prodeco Business from the Prodeco Closing Date and will retain the economic benefit of profits generated while the operations are under its ownership and management from the Effective Date up to the date of any repurchase by Glencore pursuant to the Call Option, regardless of whether or not the Call Option is exercised. Should the Call Option be exercised, Glencore will pay a repurchase price that adequately compensates Xstrata's Shareholders by providing a robust return on the original consideration paid by Xstrata. The repurchase price will, nonetheless, represent a discount to Glencore's own valuation of these operations.

Furthermore, until the expiration of the Call Option any income generated by the Prodeco Business will be recognised in the Enlarged Group's consolidated income statements as finance income and, accordingly, will not contribute to EBITDA. In addition, Xstrata could be unable to take advantage of an asset which could have added significant long-term value to the Group. Following the expiration of the Call Option, the Prodeco Business's earnings will be consolidated into Xstrata Coal's (and hence, the Enlarged Group's) earnings.

The board of directors of the Company, which has been so advised by Rothschild, an independent adviser acceptable to the Financial Services Authority, considers that the Proposed Acquisition is fair and reasonable as far as the Shareholders of Xstrata are concerned. In providing its advice to the board, Rothschild has taken into account the board's assessments of the commercial merits of the Proposed Acquisition.

Further information about Prodeco and the Proposed Acquisition is set out in paragraphs 6, 7 and 11 of this letter below and in Parts III — "Information on Prodeco" and IV — "Principal Terms of the Proposed Acquisition" of this Circular. Risk factors relating to the Proposed Acquisition are set out in paragraph 12 below. A summary of the principal terms of the Proposed Acquisition and the Acquisition Agreement is set out in Part IV — "Principal Terms of the Proposed Acquisition".

## 6. Information on Prodeco

The Prodeco Business comprises Glencore's Colombian high-grade thermal coal mining operations and associated infrastructure. It consists of two open pit coal mining operations (the Calenturitas and La Jagua complexes), export port facilities and a 39.8% share in a railway.

As at 1 September 2008 the Prodeco Business had a saleable reserve base in excess of 250 Mt, with resources (measured, indicated and inferred) of in excess of 420 Mt. The Prodeco Business is currently the third largest producer of export thermal coal in Colombia, in 2008 producing 9 Mt of export thermal coal predominantly for the European and United States power generation markets. It plans to increase export thermal coal production to 17 Mtpa by 2013.

The Prodeco Business is going through a period of significant expansion, as coal production is planned to increase from 9 Mtpa in 2008, to 11 Mtpa in 2009 and to 17 Mtpa by 2013. This expansion, at an estimated capital cost of approximately US$1 billion for mining equipment, transport, port and other infrastructure, is aimed at exploiting the existing extensive reserve base to take advantage of demand for import coal in Europe and the United States. The planned expansion is expected to have a significant positive impact on Prodeco's revenues from 2009. Prodeco has contracted coal sales for 2009 in respect of 100% of its production, benchmarked at a price of US$75 per tonne.

In addition to the planned increase in production, operating costs at Prodeco from 2009 onwards are expected to benefit from:

- the transition from high-cost truck haulage to low-cost rail infrastructure to transport coal from the mines to the port, which will enable the Prodeco Business to exploit the recent completion of a rail spur from the main rail line to the Calenturitas mine and Prodeco's ownership of 19 proprietary locomotives and 660 heavy haul wagons;
- the commissioning of a new materials handling system at the Calenturitas mine which is planned for the first quarter of 2009;
- economies of scale from higher sales volumes as production expands;
- the transition from contract mining to primarily owner-operated fleets; and
- improved productivity from new mining equipment purchased during 2008.

Consequently, the Prodeco Business's ongoing operating costs on a unit cost basis are expected to decrease substantially. On completion of the Proposed Acquisition and as a result of reduced operating costs as outlined above, the Xstrata Group will gain ownership of 100% of a low cost, premium quality thermal coal operation with its own infrastructure in the strategically important region of Colombia, complementing the Xstrata Group's

existing ownership of a one-third stake in Cerrejón, a similar low cost, premium quality Colombian coal operation. In addition, the unaudited combined profit of Prodeco for the 10-month period ended 31 October 2008 set out below is impacted by US$55.8 million of financing and other costs relating to Glencore's ownership, which will not be paid from the Effective Date of 1 January 2009 under the terms of the Acquisition Agreement. A significant portion of these costs is pursuant to US$452 million in indebtedness which will not affect the economic return to the Group of the Prodeco Business since the Prodeco Business is being purchased on a debt free basis.

The combined gross assets of the Prodeco Business as at 31 October 2008 were US$1,049 million and as at 31 December 2007 were US$872 million. In the 10-month period ended 31 October 2008, the Prodeco Business recorded combined profit of US$41 million and combined gross profit of US$179 million. In the year ended 31 December 2007, the Prodeco Business recorded combined profit of US$46 million and combined gross profit of US$78 million. The Prodeco Business financial information presented above has been extracted without material adjustment from the unaudited interim accounts prepared under IFRS as at and for the 10-month period ended 31 October 2008 and audited accounts prepared under IFRS as at and for the year ended 31 December 2007 set out in section B of Part III — "Information on Prodeco — Financial information on Prodeco" of this Circular.

Further information on Prodeco, including financial information, is set out in Part III — "Information on Prodeco" of this Circular.

## 7. Benefits and financial impact of the Proposed Acquisition

The acquisition of the Prodeco Business will provide Xstrata with access to a high quality, low cost thermal coal complex with excellent growth potential in a strategically attractive region to supply the European and North American energy markets.

The board of directors of the Company believes that the acquisition of the Prodeco Business will add significant value to the Xstrata Group by:

- enhancing the Xstrata Group's industry leading thermal coal portfolio through the addition of a long-life complex of high-quality thermal coal assets;
- consolidating the Xstrata Group's strategic position in Colombia, enhancing Xstrata's competitive position in supplying the important European market and positioning the business for growth in the United States market for low-sulphur, high-quality thermal coal imports;
- offering significant further brownfield growth potential from the purchased assets, together with additional optionality over future growth opportunities in the region; and
- leveraging Xstrata Coal's management expertise and operational experience to deliver operational upside through productivity and technical enhancements.

The total consideration payable by the Xstrata Group in respect of the Proposed Acquisition is US$2 billion plus interest on the purchase price from the Effective Date to Prodeco Closing at LIBOR plus 1.50%. The economic effect of the transaction is a sale and purchase of the Prodeco Business as of the Effective Date. Accordingly, the profits and losses of the Prodeco Business from the Effective Date to Prodeco Closing are for the account of the Xstrata Group. For this reason and as is customary for a transaction of this nature, the Acquisition Agreement contains further provisions to ensure that any leakage of value (such as a dividend) from the Prodeco Business between the Effective Date and Prodeco Closing is for the account of Glencore and that any capital injection by Glencore in that period is for the account of the Xstrata Group. The Prodeco Business is being purchased on a debt free basis and the consideration will be funded from the Xstrata Group's existing Club Facility.

The aggregate consideration payable under the Call Option Agreement upon exercise of the Call Option is US$2.25 billion, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group, less any amounts distributed by the Prodeco Target Companies to the Xstrata Group, in each case in the period since the Effective Date. The Xstrata Group will retain the economic benefit of profits generated by the Prodeco Business prior to any exercise of the Call Option, should this take place.

Due to the provisions governing the Xstrata Group's conduct of the Prodeco Business during the Call Option exercise period, the Prodeco Business will be accounted for by the Enlarged Group as a financial asset under IFRS during such period. These provisions are described in Part IV — "Principal Terms of the Proposed Acquisition —

Call Option Agreement — Undertakings of Xstrata (Schweiz) AG relating to conduct of the Prodeco Business". As a result, until the expiration of the Call Option, any income generated by the Prodeco Business will be recognised in the Enlarged Group's consolidated income statements as finance income and, accordingly, will not contribute to EBITDA. Following the expiration of the Call Option, the Prodeco Business's earnings will be consolidated into Xstrata Coal's (and hence, the Enlarged Group's) earnings. Should Glencore exercise the Call Option, the amount in excess of the purchase consideration will constitute finance income. In this scenario, the Prodeco Business will at all times have been accounted for as a financial asset and will have provided Xstrata with a robust return on the original consideration that it paid.

## 8. Dividend policy

Xstrata has to date adopted a progressive dividend policy, taking into account the underlying growth in earnings of the Xstrata Group, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover.

However, the Board has reviewed the dividend for the year ended 31 December 2008 and has decided, in the light of the proposed Rights Issue, not to declare a final dividend for 2008. The total dividend for the year will therefore consist of the interim dividend for 2008 of 18 US cents per share, which was paid on 10 October 2008. The Board intends to resume dividend payments at the earliest opportunity, while seeking to maintain a prudent capital structure against the backdrop of the macroeconomic climate and the Group's cash flow, capital requirements and dividend cover.

Dividends are declared and paid in US dollars, although Shareholders may elect to receive dividends in Sterling, Euro or Swiss Francs. Interim and final dividends are normally paid in October and May annually in the approximate proportions of one-third and two-thirds of the annual dividend, respectively.

The New Shares will rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions declared after the date of issue of the New Shares. Xstrata intends to adjust future dividend payments per Ordinary Share *pro rata* to take account of New Shares issued in connection with the Rights Issue.

## 9. Major Shareholder and irrevocable undertakings

So far as the Company is aware, as at 30 January 2009 (being the latest practicable date prior to the publication of this Circular) Glencore beneficially owned approximately 34.45% of the issued ordinary share capital of the Company and is the largest Shareholder of the Company.

In accordance with the Listing Rules, Glencore will not vote on the Proposed Acquisition Resolution to be proposed at the Extraordinary General Meeting. Xstrata has received irrevocable undertakings from Glencore, which has confirmed to the Company that it is fully supportive of the Rights Issue, to vote in favour of the Rights Issue Resolutions and to take up its full entitlements under the Rights Issue.

Glencore's irrevocable undertaking to vote in favour of the Rights Issue Resolutions is given in respect of 336,801,333 Ordinary Shares, representing approximately 34.45% of Xstrata's issued Ordinary Shares (or approximately 35.03% excluding the Ordinary Shares held by Batiss, which, in accordance with the terms of the ECMP, will not exercise the voting rights attaching to the Ordinary Shares held by it at the EGM).

A total of 673,602,666 New Shares are subject to Glencore's irrevocable undertaking to take up its full entitlements under the Rights Issue (approximately 34.45% of the maximum number of New Shares expected to be issued under the Rights Issue). The consideration paid by Xstrata in connection with the Proposed Acquisition will be used by Glencore to take up its entitlements under the Rights Issue.

Glencore has also agreed to a lock-up in respect of its Ordinary Shares and New Shares which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for New Shares pursuant to the Rights Issue.

Further details of the Glencore Undertaking are set out in paragraph 5 of Part V — "The Xstrata Group's Relationship with Glencore — Glencore Undertaking".

## 10. Principal terms of the Rights Issue

The Rights Issue will be made on the terms and subject to the conditions set out in the Prospectus (and, in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter). Up to an aggregate of 1,982,508,352 New Shares will be offered by way of Nil Paid Rights payable in full on acceptance by Qualifying Shareholders on the basis of:

**2 New Shares at 210 pence per New Share for every 1 Existing Share**

held on the Record Date and so in proportion for any other number of Existing Shares then held. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Record Date is expected to be 5.00 p.m. (London time) on 27 February 2009. The Issue Price of 210 pence per New Share represents a discount of approximately 66% to the Closing Price of 623 pence per Ordinary Share on 28 January 2009, which was the last Business Day prior to the announcement of the Rights Issue.

Save in respect of New Shares which Glencore takes up pursuant to the Glencore Undertaking (which is described in paragraph 9 of this letter above), the Rights Issue is underwritten on the terms of the Underwriting Agreement by Deutsche Bank and, on behalf of its affiliate JPMorgan Cazenove, by J.P. Morgan Securities Ltd.

Subject to the passing of the Resolutions, it is expected that Qualifying non-CREST Shareholders, other than (subject to certain exceptions) those with registered addresses or who are located in the United States, Australia, Canada, Japan or South Africa, will be sent a Provisional Allotment Letter on 2 March 2009. Dealings in New Shares, nil paid, are expected to commence on the London Stock Exchange and on the SIX on 3 March 2009. The expected latest date for acceptance and payment in full under the Rights Issue is 17 March 2009. **Please refer to the section of this document headed "Expected Timetable of Principal Events" for an important note about possible changes to the Rights Issue timetable and how any such changes will be communicated.**

Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 66⅔% following the issue of the New Shares.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions declared after the date of the Prospectus. There will be no restrictions on the free transferability of the New Shares save as provided in the Articles. The rights attaching to the New Shares are governed by the Articles, a summary of which is set out in paragraph 9 of Part IX — "Additional Information — Summary of the memorandum and articles of association of the Company and mandatory takeover bids, squeeze-out and sell-out rules" of the Prospectus (which is incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Information and Incorporation by Reference").

The Rights Issue is conditional upon, amongst other things, fulfilment of the following conditions:

(a) the passing without material amendment (or with such amendments as the Banks and the Company may agree) of the Resolutions at the Extraordinary General Meeting;

(b) none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made;

(c) all of the conditions to the Acquisition Agreement (save for the allotment and issue of the New Shares to be allotted and issued to Glencore under the Rights Issue and any condition which will be satisfied on Admission) having been fulfilled (or if capable of waiver, waived) by Admission;

(d) the Company having applied to Euroclear for admission of the Nil Paid Rights, the Fully Paid Rights and the New Shares to CREST as participating securities by the time of Admission and Swiss Admission and no notification having been received by the Company from Euroclear by such time that such admission or facility for holding and settlement has been or is to be refused;

(e) Admission and Swiss Admission occurring at or before 8.00 a.m. on 9 March 2009 (or such later time or date as the Company and the Joint Underwriters may agree);

(f) the Glencore Undertaking becoming unconditional subject only to Admission; and

(g) the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

The Underwriting Agreement may terminate upon the occurrence of certain events, in which case the Rights Issue will not proceed. If the Underwriting Agreement does not become unconditional in all respects by Admission or if it is terminated in accordance with its terms, the Rights Issue will be revoked and neither it nor the Proposed Acquisition will proceed. Revocation cannot occur after nil paid dealings in the New Shares have begun. The attention of Qualifying Shareholders is drawn to paragraph 3 of Part VIII — "Additional Information — Summary of the terms of the Underwriting Agreement", in which a summary of the principal terms of the Underwriting Agreement is set out.

Further information in relation to the Rights Issue is contained in the Prospectus, together with the terms and conditions of the Rights Issue and the procedure for acceptance and payment. These parts of the Prospectus are incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

## 11. Principal terms of the Proposed Acquisition

Pursuant to the Acquisition Agreement, Glencore has conditionally agreed to sell, and Xstrata Coal South America has conditionally agreed to buy, the Prodeco Business for an aggregate consideration of US$2 billion. Glencore and Xstrata Coal South America have agreed the legally binding principles of an offtake arrangement in relation to the sale of coal produced by the Prodeco Operating Companies with effect from the Effective Date.

Closing of the Proposed Acquisition of the Prodeco Business is conditional upon the satisfaction of each of the following conditions in the Acquisition Agreement: (i) the passing of the Proposed Acquisition Resolution; (ii) all or any applicable waiting periods under the HSR Act having expired, lapsed or been terminated as appropriate; (iii) the Underwriting Agreement having become unconditional in all respects, save for the condition relating to Admission and Swiss Admission (in each case, nil paid) and the condition relating to the Acquisition Agreement, and not having been terminated prior to Prodeco Closing; and (iv) the consent of the Bermuda Monetary Authority and any other relevant mandatory regulatory approvals having been obtained.

In addition, the Acquisition Agreement may be terminated prior to the satisfaction of the conditions referred to above if any fact, matter or event comes to the notice of Xstrata Coal South America at any time prior to Prodeco Closing which: (i) constitutes a material breach by Glencore of the Acquisition Agreement, which, if capable of rectification, has not been rectified within 7 days following notification or by Prodeco Closing (whichever occurs first); (ii) would constitute a breach of any warranty if the warranties were repeated on or at any time prior to Prodeco Closing by reference to the facts and circumstances then existing and which may constitute or constitutes a material adverse change to the Prodeco Business; (iii) constitutes a material adverse change to the Prodeco Business; (iv) involves any financial institutions which have the benefit of pledges over any of Glencore's Xstrata Ordinary Shares enforcing any of their rights in respect of such pledges by taking beneficial ownership of such Ordinary Shares; or (v) would cause any of the conditions to the Acquisition Agreement to be incapable of fulfilment.

As part of the Proposed Acquisition, the Xstrata Group has conditionally agreed to grant Glencore a Call Option to repurchase the Prodeco Business which can be exercised at any time up to the Business Day following the first anniversary of the Prodeco Closing Date. The aggregate consideration payable by Glencore upon exercise of the Call Option is US$2.25 billion, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group, less any amounts distributed by the Prodeco Business to the Xstrata Group, in each case in the period since the Effective Date.

The exercise of the Call Option is conditional upon the satisfaction of each of the following conditions (i) completion of the Acquisition Agreement; (ii) all or any applicable waiting periods under the HSR Act having expired, lapsed or been terminated as appropriate; and (iii) the consent of the Bermuda Monetary Authority and any other relevant mandatory regulatory approvals having been obtained.

A summary of the principal terms of the Proposed Acquisition, the Acquisition Agreement and the Call Option Agreement is set out in Part IV — "Principal Terms of the Proposed Acquisition".

## 12. Risk factors

Your attention is drawn to the risk factors set out in the section of the Prospectus headed "Risk Factors". In particular, your attention is drawn to the risks relating to the Proposed Acquisition and the market considerations set out in that section of the Prospectus, which are incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference", including the following risk factors:

*Expiration of Prodeco's port facilities concession*

Puerto Zuñiga, the principal port out of which the Prodeco Business's coal is exported, is operated under a private concession awarded by the Colombian Government which expires in March 2009. Prodeco has requested, in accordance with the legal framework established by the Colombian Ministry of Transport, a temporary authorisation to continue the operation of Puerto Zuñiga until a new multi-user facility to export coal is operating. Prodeco is party to a memorandum of understanding signed with the Colombian Government in respect of this new multi-user port. The application for the temporary authorisation was lodged on time and negotiations are underway to renew, extend and increase the capacity of the port concession until the new multi-user port is completed in 2013. However, to the extent that such temporary authorisation is not granted the Enlarged Group will not have a facility to export coal from the Prodeco assets (other than via other, third party ports, which would constitute a significant production bottleneck). Xstrata believes that the necessary temporary authorisation, extension and increase to the port capacity is likely to be forthcoming from the Colombian Government prior to the expiration of the current concession. Any failure to extend would adversely affect the results of operations and financial condition of the Prodeco Business.

*Environmental approval of river diversion*

The Prodeco Business has sought environmental approval to divert a river that runs through the concession within which the Calenturitas mine is situated in order to enable coal to be extracted from new, planned mining areas. This approval, which has not yet been received (although it is currently expected to be granted in 2009), is required to ensure that the full mine reserves can be accessed. While Xstrata believes that such approval will be forthcoming, a significant delay in granting the necessary environmental approval or the denial of such approval would adversely affect the results of operations and financial condition of the Prodeco Business.

*Rail access*

The Prodeco Business increasingly relies on the rail network to move its product efficiently to the port, and an expansion of the rail network capacity is currently underway to support the growth plans of the business. There are a number of community issues relating to the proximity of certain parts of the network to residential areas that are currently being managed by Fenoco, the rail concession holder, in which the Prodeco Business has an economic interest of approximately 39.8%. These issues, if not resolved, may impact the future expansion of the rail network capacity, which could result in restricted throughput and/or higher costs.

*Accounting treatment of the Proposed Acquisition*

The Prodeco Business will be accounted for by the Enlarged Group as a financial asset under IFRS during the Call Option period. As a result, should the Call Option be exercised any income generated by the Prodeco Business will at all times have been recognised in the Enlarged Group's consolidated income statements as finance income and, accordingly, will not have contributed to EBITDA (although Glencore will have paid a repurchase price that adequately compensates Xstrata's Shareholders by providing a robust return on the original consideration paid by Xstrata).

*Glencore may exercise its Call Option*

In the event that the Call Option is exercised, Glencore will pay a premium of US$250 million over the original consideration paid by the Xstrata Group for the Prodeco Business and Xstrata will retain the earnings of the Prodeco Business from the Effective Date until completion of the transfer of the Prodeco Business to Glencore. If the Call Option is exercised, the board of directors of Xstrata believes that this premium will adequately compensate the Xstrata Group for Glencore's use of the original consideration, effectively financing its participation in the Rights

Issue through the Proposed Acquisition structure, and for Xstrata being unable to take advantage of an asset which could have added significant long-term value to the Xstrata Group.

## 13. Extraordinary General Meeting

As a consequence of the Proposed Acquisition being a related party transaction for the purposes of the Listing Rules, it is conditional, amongst other things, upon the approval of Shareholders (other than Glencore) in general meeting. The Rights Issue is also conditional on the passing of the Resolutions.

A notice convening an Extraordinary General Meeting of the Company to be held at Theater-Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland at 10.30 a.m. (Central European time) on Monday, 2 March 2009 is set out at the end of this Circular. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed with this Circular. The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolutions set out in the EGM Notice.

The Resolutions will propose:

*Resolution 1: the Proposed Acquisition Resolution*

(a) subject to the Rights Issue Resolutions described in paragraphs (b), (c) and (d) below being passed, to approve the Proposed Acquisition;

*Resolutions 2, 3 and 4: the Rights Issue Resolutions*

(b) subject to the Proposed Acquisition Resolution described in paragraph (a) above and the Rights Issue Resolutions described in paragraphs (c) and (d) below being passed, to increase the authorised share capital of the Company from US$750,000,000.50 and £50,000 to US$2,250,000,000.50 and £50,000 by the creation of an additional 3,000,000,000 Ordinary Shares (representing an increase in the authorised ordinary share capital of the Company of approximately 200%). This will enable the Company to issue the New Shares for the purposes of the Rights Issue and also maintain headroom for future issues of Ordinary Shares;

(c) subject to the Proposed Acquisition Resolution described in paragraph (a) above and the Rights Issue Resolutions described in paragraph (b) above and paragraph (d) below being passed, to authorise the directors of the Company, for the purposes of section 80 of the Companies Act 1985, to exercise all the powers of the Company to allot relevant securities (as defined in that section):

  (i) in connection with one or more issues of relevant securities under the Rights Issue up to an aggregate nominal amount of US$991,254,176 (equivalent to 1,982,508,352 Ordinary Shares, representing approximately 202.8% of the Company's issued ordinary share capital at 30 January 2009, being the latest practicable date prior to the publication of this Circular); and

  (ii) in addition, US$493,363,149 (equivalent to 986,726,298 Ordinary Shares, representing approximately one third of the Company's Enlarged Share Capital); and

(d) subject to the Proposed Acquisition Resolution described in paragraph (a) above and the Rights Issue Resolutions described in paragraphs (b) and (c) above being passed, to authorise the directors of the Company to allot equity securities for cash pursuant to the authority referred to in paragraph (c) above as if section 89(1) of the Companies Act 1985 did not apply to such allotment. Other than in connection with the Rights Issue, any other rights issue or a scrip dividend or other similar issue, the authority contained in Resolution 4 set out in the EGM Notice will be limited to a maximum nominal amount of US$74,004,472 (equivalent to approximately 148,008,944 Ordinary Shares, representing approximately 5% of the Company's Enlarged Share Capital).

Each of the Resolutions is conditional on each of the other Resolutions being passed. **If any of the Resolutions are not passed by the requisite majority, neither the Rights Issue nor the Proposed Acquisition will proceed.**

Each of the Resolutions described in paragraphs (a) to (c) above will be proposed as an ordinary resolution and, being an ordinary resolution, will be decided on a show of hands unless a poll is demanded in a manner permitted by the Articles. On a show of hands, each member present in person or by proxy has one vote. The passing of each of the ordinary Resolutions requires a majority of the votes cast in respect of that Resolution.

The Resolution described in paragraph (d) above will be proposed as a special resolution and, being a special resolution, must be taken on a poll as required by the Articles. The passing of this Resolution requires a majority of not less than 75% of the votes cast in respect of that Resolution.

In accordance with the ECMP, Batiss will not exercise the voting rights attaching to the Ordinary Shares held by it at the Extraordinary General Meeting. As at 30 January 2009 (being the latest practicable date prior to the publication of this Circular), Batiss held 16,230,000 Ordinary Shares.

As the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules, in accordance with the Listing Rules Glencore will not vote on the Proposed Acquisition Resolution described in paragraph (a) above and Glencore has undertaken to take all reasonable steps to ensure that its associates will not vote on the Proposed Acquisition Resolution. Mr. Strothotte and Mr. Glasenberg, as directors of Glencore International, have not, in accordance with the Listing Rules, taken part in the board's consideration of the Proposed Acquisition.

The Proposed Acquisition Resolution seeks to authorise the Proposed Acquisition of the Prodeco Business on the terms and subject to the conditions of the Acquisition Agreement, the granting of the Call Option to repurchase the Prodeco Business and the disposal by the Xstrata Group of the Prodeco Business to Glencore if and when the Call Option is exercised, in each case on the terms and subject to the conditions of the Call Option Agreement. It also seeks to authorise the board of directors of the Company to take all such steps as it considers necessary, expedient or desirable to implement and effect the Proposed Acquisition and any matter incidental to the Proposed Acquisition and to waive, amend, vary, revise or extend any terms and conditions of the Proposed Acquisition as the board may consider to be appropriate. The board's authority to implement and effect the Proposed Acquisition and any matter incidental to the Proposed Acquisition or to waive, amend, vary, revise or extend any of such terms and conditions, in each case other than in accordance with the Acquisition Agreement and the Call Option Agreement, will be limited to waivers, amendments, variations, revisions or extensions that are not material in the context of the Proposed Acquisition as a whole.

The authorities referred to in paragraph (c) above are authorities to allot authorised but unissued relevant securities. These authorities will (unless previously renewed, varied or revoked by Shareholders in general meeting) expire at the end of the next Annual General Meeting of the Company and will be in substitution for any existing authority at the time the Resolution is passed. The Directors consider the renewal of the authority to allot relevant securities referred to in paragraph (c)(ii) above appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise.

The Resolution referred to in paragraph (d) above seeks to authorise the directors to issue equity securities of the Company for cash without the application of pre-emption rights. This authority will (unless previously renewed, varied or revoked by Shareholders in general meeting) expire at the end of the next Annual General Meeting of the Company. Other than in connection with the Rights Issue, the Directors have no present intention of exercising this authority. The directors consider the authority described in paragraph (d) above appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise. In the event the Rights Issue does not proceed following the passing of the Resolutions, the authority granted by this Resolution will exceed the percentage limits in certain guidelines issued on behalf of institutional shareholders. Accordingly, the Directors confirm that, in such circumstances, they intend to use these authorities only to the extent that to do so would not breach those percentage limits. There are no treasury shares held by the Company as at the date of this Circular. Any sale of treasury shares would be treated as an issue of shares for the purposes of the Resolution described in paragraph (d) above.

The Xstrata Employee Share Ownership Trust and Xstrata Employee and Directors Share Ownership Trust currently hold in aggregate 5,074,064 Ordinary Shares to satisfy the exercise or vesting of awards granted pursuant to the Xstrata Share Schemes. The directors would be required to issue a further 11,824 Ordinary Shares to satisfy the exercise and vesting of all such outstanding awards.

Following the passing of the Resolutions described to in paragraphs (b) and (c) above, Xstrata will have in aggregate 2,969,234,650 authorised but unissued Ordinary Shares which the directors will be authorised to allot. Save as mentioned in this paragraph 13 above, the Directors have no present intention of issuing any authorised but unissued Ordinary Shares.

Details of Xstrata's issued and authorised share capital, at present and as it would be immediately following the maximum issue of new Ordinary Shares pursuant to the authority described in paragraph (c) above, are set out in paragraph 5 of Part VIII — "Additional Information — Share capital".

Only holders of Ordinary Shares may vote at the Extraordinary General Meeting.

## 14. Convertible bonds

As at 30 January 2009, the latest practicable date prior to publication of this Circular, US$374,900,000 of the 2017 Convertible Bonds remain outstanding. The exchange price of each of the 2017 Convertible Bonds will be adjusted to take account of the Rights Issue. Holders of 2017 Convertible Bonds will be notified of the details of the adjustments in due course. The effect of such adjustments will be to increase the number of Ordinary Shares to which each holder of 2017 Convertible Bonds will be entitled on conversion of the 2017 Convertible Bonds.

## 15. Xstrata Share Schemes

In accordance with the rules of the Xstrata Share Schemes, the Directors propose to make adjustments to the terms of outstanding options and awards to take account of the Rights Issue. Such adjustments will be made subject to the rules of the Xstrata Share Schemes. The Company will notify participants of any such adjustments in due course.

## 16. Action to be taken

You will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to be present at the meeting you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, UK as soon as possible but in any event so as to arrive by no later than 9.30 a.m. (London time) (10.30 a.m. Central European time) on Saturday, 28 February 2009.

CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the EGM Notice.

The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending the meeting and voting in person if you so wish.

## 17. Further information

Your attention is drawn to the further information contained in Parts II to VII of this Circular. You are advised to read the whole of this Circular and not to rely solely on the information in this letter.

## 18. Recommendations

The board of directors of the Company has received financial advice in respect of the Rights Issue and the Proposed Acquisition from Deutsche Bank and JPMorgan Cazenove. In providing their advice to the board, Deutsche Bank and JPMorgan Cazenove have taken into account the board's assessments of the commercial merits of the Rights Issue and the Proposed Acquisition.

### The Rights Issue

**The board of directors of the Company considers that the Rights Issue and each of the Rights Issue Resolutions are in the best interests of the Company and the Shareholders of Xstrata as a whole. Accordingly, the board recommends Shareholders to vote in favour of each of the Rights Issue Resolutions, as the Directors intend to do in respect of their own beneficial shareholdings held at the time of the Extraordinary General Meeting, amounting to 1,047,390 Ordinary Shares in aggregate at the date of this Circular, representing approximately 0.107% of Xstrata's current issued ordinary share capital.**

### The Proposed Acquisition

The board of directors of the Company, which has been so advised by Rothschild, an independent adviser acceptable to the Financial Services Authority, considers that the Proposed Acquisition is fair and reasonable as far

as the Shareholders of Xstrata are concerned. In providing its advice to the board, Rothschild has taken into account the board's assessments of the commercial merits of the Proposed Acquisition.

**The board of directors of the Company considers that the Proposed Acquisition and the Proposed Acquisition Resolution are in the best interests of the Company and the Shareholders of Xstrata as a whole. Accordingly, the board recommends Shareholders to vote in favour of the Proposed Acquisition Resolution, as the Directors (other than the Glencore International Nominees) intend to do in respect of their own beneficial shareholdings held at the time of the Extraordinary General Meeting, amounting to 1,047,390 Ordinary Shares in aggregate at the date of this Circular, representing approximately 0.107% of Xstrata's current issued ordinary share capital.**

Yours sincerely

**David Rough**
Senior Independent Director and Deputy Chairman

# Part II

## Use of Proceeds and Terms and Conditions of the Rights Issue

The information on the Rights Issue set out in Part VII — "Use of Proceeds and Terms of Conditions of the Rights Issue" of the Prospectus is incorporated by reference into this Circular, as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

# Part III

# Information on Prodeco

## A. Information on the Prodeco Business

### Introduction

The Prodeco Business comprises Glencore's Colombian high-grade thermal coal mining operations and associated infrastructure. It consists of two open pit coal mining operations (the Calenturitas and La Jagua complexes), export port facilities at Puerto Zuñiga in the town of Santa Marta on the Caribbean coast of Colombia and a 39.8% share in a railway linking Calenturitas (near the town of La Loma in the Cesar State, northern Colombia) and Puerto Zuñiga. As at 1 September 2008 the Prodeco Business had a saleable reserve base in excess of 250 Mt.

The Prodeco Business is involved in the exploration, production, transportation and shipment of high grade thermal coal, mined at its deposits, to markets principally in Europe and the Americas. Geographically the Prodeco Business is ideally positioned to supply the import markets of Europe and the Eastern and Gulf coasts of the United States. In the year ended 31 December 2008, the Prodeco Business produced 9 Mt of export thermal coal predominantly for the European and United States power generation markets.

The Prodeco Business's coal mining operations comprise the Calenturitas mine, near the town of La Loma in the Cesar State, northern Colombia, and the La Jagua complex, approximately 25 kilometres east of Calenturitas. The high-quality export thermal coal is produced from open cut mines using traditional truck and shovel methods.

The Prodeco Business owns a 39.8% stake in a railway, with a current capacity of 57 Mtpa, which connects Calenturitas with the export facilities at Santa Marta on the Caribbean coast of Colombia. La Jagua's thermal coal production is currently transported by road to Santa Marta. From the first quarter of 2009, La Jagua's product will be transported via heavy haul road trucks to Calenturitas where it will be loaded on to the railway.

Prodeco intends to increase export thermal coal production to 17 Mtpa by 2013. Further work will be completed to understand the maximum annual production achievable within the current lease area which may increase production to over 20 Mtpa.

The Prodeco Business is part of a consortium which plans to participate in the construction of a new greenfield dedicated coal export facility to provide users with throughput capacity of 32 Mtpa, which is expected to provide Prodeco with sufficient capacity for its planned growth profile. The Prodeco Business's pro rata share of anticipated investment in the proposed new port is estimated to be US$492 million. Expansion of the railway to meet this capacity is underway.

### Expansion

The Prodeco Business is going through a period of significant expansion, as coal production is planned to increase from 9 Mtpa in 2008, to 11 Mtpa in 2009 and to 17 Mtpa by 2013. This expansion, at an estimated capital cost of approximately US$1 billion for mining equipment, transport, port and other infrastructure, is aimed at exploiting the existing extensive reserve base to take advantage of demand for import coal in Europe and the United States. The planned expansion is expected to have a significant positive impact on Prodeco's revenues from 2009. Prodeco has contracted coal sales for 2009 in respect of 100% of its production, benchmarked at a price of US$75 per tonne.

In addition to the planned increase in production, operating costs at Prodeco from 2009 onwards are expected to benefit from:

- the transition from high-cost truck haulage to low-cost rail infrastructure to transport coal from the mines to the port, which will enable the Prodeco Business to exploit the recent completion of a rail spur from the main rail line to the Calenturitas mine and Prodeco's ownership of 19 proprietary locomotives and 660 heavy haul wagons;
- the commissioning of a new materials handling system at the Calenturitas mine which is planned for the first quarter of 2009;
- economies of scale from higher sales volumes as production expands;
- the transition from contract mining to primarily owner-operated fleets; and
- improved productivity from new mining equipment purchased during 2008.

Consequently, the Prodeco Business's ongoing operating costs on a unit cost basis are expected to decrease substantially. On completion of the Proposed Acquisition and as a result of reduced operating costs as outlined

above, the Xstrata Group will gain ownership of 100% of a low cost, premium quality thermal coal operation with its own infrastructure in the strategically important region of Colombia, complementing the Xstrata Group's existing ownership of a one-third stake in Cerrejón, a similar low cost, premium quality Colombian coal operation. In addition, the unaudited combined profit of Prodeco for the 10-month period ended 31 October 2008 is impacted by US$55.8 million of financing and other costs relating to Glencore's ownership, which will not be paid from the Effective Date of 1 January 2009 under the terms of the Acquisition Agreement. A significant portion of these costs is pursuant to US$452 million in indebtedness which will not affect the economic return to the Group of the Prodeco Business since the Prodeco Business is being purchased on a debt free basis.

**Calenturitas**

The Calenturitas open pit coal mine is near the town of La Loma, in the Cesar State, northern Colombia, approximately 220 kilometres south of the Caribbean coast port of Santa Marta.

*History*

Prodeco was granted a 15 year mining concession licence for the Calenturitas mine in 2001. In July 2004, Prodeco commenced production, extracting high-quality export thermal coal at the Calenturitas mine. In 2007, the Prodeco mining concession was extended to 2035.

*Operations*

The mining operations start with the removal of surface and top soil layers, which are stored for use in rehabilitation. The overburden is drilled, blasted and loaded out using mining shovels and a truck fleet. Coal seams are exposed and prepared for mining, loaded and transported in trucks to stockpiles and crushers. Coal is crushed and loaded into rail wagons at a temporary loading site located on the new rail loop. A new materials handling system located at the Calenturitas mine site is expected to be completed by the end of the first quarter in 2009. This system should be able to load trains at rates between 4,000 and 6,000 tonnes per hour.

Production of high-quality export thermal coal increased from 0.6 Mt in 2004, to 3.2 Mt in the year ended 31 December 2007. Production for the year ended 31 December 2008 is estimated at 4.9 Mt. An expansion of production of export thermal coal to 12 Mtpa is planned to be completed by 2013. However, work is still being completed to understand the maximum annual production achievable within the current lease area. This may increase production to approximately 14 Mtpa.

The Calenturitas reserve base at 1 September 2008 was 122 Mt. The mine life is currently expected to be approximately 12 years.

The ultimate production capacity will only be reached once a river diversion has been completed and access to additional mining areas is possible. Negotiations with various government entities relating to obtaining the necessary approval for this river diversion and associated amendments to the environmental licence for Calenturitas are currently at an advanced stage. It is currently anticipated that approval will be granted during 2009.

***La Jagua complex***

The La Jagua open pit coal mining complex is located 25 kilometres east of Calenturitas in the Cesar State, northern Colombia. The complex is governed by four coal mining leases held by separate companies, namely Carbones de La Jagua, S.A., Carbones el Tesoro, S.A. and Consorcio Minero Unido, S.A., all of which are wholly-owned by Glencore. All of these entities are proposed to be acquired indirectly by the Xstrata Group as part of the Proposed Acquisition.

*History*

The CDJ mine commenced operating in 1995, under the ownership of CI Carbones del Caribe S.A. Glencore purchased the mine in January 2005. The CET mine commenced operations in 1997 under private ownership and was purchased by Glencore in May 2007. The CMU mine started operations in 1990, under private ownership, and was acquired by Glencore in August 2006.

*Operations*

The mining operations start with the removal of surface and top soil layers, which are stored for use in rehabilitation. The overburden is drilled, blasted and loaded out using mining shovels and a truck fleet. Coal seams are exposed and prepared for mining, loaded and transported in trucks to stockpiles and crushers. Crushed coal is transported by truck either to the new materials handling system at the Calenturitas mine site where it is loaded into rail wagons and transported by rail to the port facility at Santa Marta or directly to the port facilities at Santa Marta.

In the year ended 31 December 2007, combined production of the three mines comprising the La Jagua complex was 4.3 Mt of high-quality export thermal coal. Production for the year ended 31 December 2008 is estimated at 4.4 Mt.

The operations of CMU, CET and CDJ are intended to be consolidated into one operation by the end of the first quarter in 2009. This consolidation will provide operational efficiencies and allow for the complete reserve base to be mined. Production is expected to reach 5 Mtpa by 2011. However, work is also being completed to understand the maximum annual production achievable within the current lease area. This may increase production to approximately 6 Mtpa.

The La Jagua reserve base at 1 January 2008 was 133 Mt. The mine life is currently expected to be approximately 22 years.

***The railway***

In 2006 Prodeco, together with four other Colombian coal producing companies (Drummond, Carbones del Cesar, Carbones del Caribe and Carbones de los Andes), acquired Fenoco. The Prodeco Business's shareholding in Fenoco is 39.759%.

Fenoco is the holder of a thirty-year railway concession (expiring in 2029) which links Santa Marta and the city of Chiriguana in the Cesar State. Fenoco has entered into take or pay commitments with its shareholders in return for guaranteed availability and volume of annual rail capacity.

Rolling stock for the railway is provided by Fenoco shareholders according to their individual requirements. In 2008, the Prodeco Business completed the procurement of 19 locomotive engines and 660 heavy haul wagons to service the recently completed rail spur from the main rail line to Calenturitas, providing at least 20 Mtpa of rail capacity between Calenturitas and Santa Marta.

The Fenoco shareholders have committed to expanding the railway to increase capacity to at least 65 Mtpa, which is expected to provide the Prodeco Business with sufficient capacity for its planned growth profile. The total cost of the expansion is expected to be approximately US$242 million (to be funded pro rata by the Fenoco shareholders between March 2006 and completion of the expansion).

***The port facilities***

The port facilities currently used by the Prodeco Business are located near the city of Santa Marta on the Caribbean coast of Colombia. Coal is exported via three ports; Puerto Zuñiga (wholly-owned by Prodeco), Carbosan and Rio Cordoba (both independently owned).

Puerto Zuñiga is adjacent to the Simón Bolívar airport in Santa Marta and is operated under a private concession awarded by the Colombian Government, which expires in March 2009. Negotiations are currently underway to extend and increase the capacity of the port concession until a new multi-user port called Puerto Nuevo, adjacent to the existing Drummond port, is completed. Prodeco is party to a memorandum of understanding signed with the Colombian Government in respect of this new multi-user port. It is expected that the new multi-user port called Puerto Nuevo will be completed in 2013 with an initial capacity of 32 Mtpa.

Prodeco currently has total port capacity of 16.7 Mtpa comprising 14 Mtpa at Puerto Zuñiga and 2.7 Mtpa through the Carbosan port in Santa Marta. The current environmental approvals limit Puerto Zuñiga to 10 Mtpa. However, Prodeco is in the process of seeking an expansion which will go beyond the 14 Mtpa to 17 Mtpa. Detailed feasibility studies are currently being undertaken to increase the capacity of the current port operations at Puerto Zuñiga to 17 Mtpa. Subject to gaining environmental approvals, completion of the upgrade is expected by mid-2010. These expansions are intended to coincide with the planned mine expansions. The port currently receives coal by road and rail, stockpiles the coal, reclaims into barges and loads ships of all sizes by floating crane.

The Prodeco Business has contractual port facility arrangements with the independently owned Carbosan, which provides 2.7 Mtpa of export capacity on a take or pay basis, the term of which runs until 2013.

***Competition***

The markets in which the Prodeco Business sells its product are competitive. The Prodeco Business competes with numerous suppliers of thermal coal, largely on the basis of price. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which the Prodeco Business operates.

The Prodeco Business is currently the third largest producer of export thermal coal in Colombia, with Cerrejón (in which the Xstrata Group holds a one-third interest) and Drummond first and second respectively.

***Key personnel***

The following persons are key individuals, important to the Prodeco Business:

*Gary Nagle, Chief Executive (born 1975)*

Mr Nagle was appointed as Chief Executive of Prodeco in December 2007. Mr Nagle joined Glencore International in 2000 in the coal department in Switzerland, where he managed all Glencore's coal assets worldwide.

*Darren Bowden, Chief Operating Officer (born 1969)*

Mr Bowden was appointed as Chief Operating Officer of Prodeco in July 2007. Previously, Mr Bowden was the Mine Manger of Minera San Cristóbal in Bolivia and the Apex Silver project and worked for Ok Tedi, Anglo Coal Australia, Griffin Coal and Newlands Coal.

*Chris Phillips, Chief Financial Officer (born 1963)*

Mr Phillips was appointed as Chief Financial Officer of Prodeco in May 2002. Prior to joining Prodeco he held positions with Barloworld (South African CAT dealership) at their Zambian Operation as Finance Manager and in Angola as the Chief Financial Officer.

*María Margarita Zuleta, General Counsel (born 1965)*

Ms Zuleta was appointed as General Counsel of Prodeco in October 2005. Previously she worked as a partner at Brigard & Urrutia and with the Colombian Government, during the presidency of Alvaro Uribe, as Deputy Minister of Justice and as Director of President Uribe's Anti-corruption Program.

### *Reserves and resources*

The table below sets out the total mine reserves and resources summary for the Prodeco Business:

| | Coal reserves(1) | | | Coal resources(2) | | | |
|---|---|---|---|---|---|---|---|
| **Operation** | **Proved** | **Probable** | **Total** | **Measured** | **Indicated** | **Inferred** | **Total** |
| | | Mt | | | Mt | | |
| Calenturitas(3) | 113 | 9 | 122 | 169.1 | 9.8 | 97.0 | 275.9 |
| La Jagua(4) | 109 | 24 | 133 | 119.7 | 26.2 | — | 145.9 |

Notes:

(1) Coal reserves as used in this report are the same as "Ore Reserves" in the JORC Code and "Mineable Reserves," a common term used in the industry. Marketable Open Cut Coal Reserves are equal to The Coal Reserves as no washing occurs.

(2) Coal resources are reported inclusive of coal reserves.

(3) As at 1 September 2008.

(4) As at 1 January 2008.

**Competent Persons**
Coal reserves: Paul Westcott, MineConsult Minarco, (FAusIMM)
Coal resources: Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists, (FAusIMM)

### *Risk factors*

Your attention is drawn to the risk factors set out in the section of the Prospectus headed "Risk Factors". In particular, your attention is drawn to the risks relating to the Proposed Acquisition and the market considerations set out in that section of the Prospectus, which are incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference", and to the risk factors included in paragraph 12 of Part I — "Letter from the Senior Independent Director — Risk Factors".

## B. Financial information on Prodeco

The Prodeco Business is going through a period of significant expansion, as coal production is planned to increase from 9 Mtpa in 2008, to 11 Mtpa in 2009 and to 17 Mtpa by 2013, which is expected to have a significant positive impact on Prodeco's revenues from 2009. Prodeco has contracted coal sales for 2009 in respect of 100% of its production, benchmarked at a price of US$75 per tonne. The Prodeco Business's ongoing operating costs on a unit cost basis are also expected to decrease substantially. In addition, the unaudited combined profit of Prodeco for the 10-month period ended 31 October 2008 is impacted by US$55.8 million of financing and other costs relating to Glencore's ownership, which will not be paid from the Effective Date of 1 January 2009 under the terms of the Acquisition Agreement. A significant portion of these costs is pursuant to US$452 million in indebtedness which will not affect the economic return to the Group of the Prodeco Business since the Prodeco Business is being purchased on a debt free basis. See further section A of this Part III — "Information on the Prodeco Business — Expansion".

The financial information relating to Prodeco presented in this section B has been extracted without material amendment from:

(a) the audited financial statements of Prodeco (for the purposes of this section B of this Part III, the "Prodeco Group" or the "Group") as of and for the year ended 31 December 2007; and

(b) the unaudited Condensed Combined Interim financial statements of the Prodeco Group as of and for the 10-month period ended 31 October 2008.

The financial information was prepared in accordance with IFRS and, although the Prodeco Group is not a legal entity, reflects 100% of the legal entities of the Prodeco Group.

The combination reflects the activities of the Prodeco Group as if they had operated as one economic entity during the year ended 31 December 2007 and the 10-month period ended 31 October 2008. All significant intercompany transactions and balances between Prodeco Group enterprises have been eliminated on combination. The companies included in the financial statements are: C.I. Prodeco S.A., Carbones de La Jagua S.A., Consorcio Minero Unido S.A., Carbones El Tesoro S.A. and Carbones de la Loma S.A. (Carboloma S.A.).

Deloitte & Touche Ltda. has issued an audit report on the financial statements of the Prodeco Group for the year ended 31 December 2007. Such audit report was unqualified save in relation to the following.

(a) in 2007 the Prodeco Group recorded and capitalised environmental liabilities amounting to approximately US$3.1 million which resulted from an agreement reached with the environmental regulatory agencies. The amount actually recorded was based on a global estimate jointly made with the regulatory agency. However, the Prodeco Group did not have a detailed analysis and the corresponding supporting documentation of the accrued amount. Additionally, the Prodeco Group did not have a detailed analysis of the mine closure provision that would be required if any in order to recognise in the financial statements the future expense of undertaking this work; and

(b) as at 31 December 2007 the Prodeco Group's investment in Fenoco amounted to US$34.2 million. The audit on the financial statements of Fenoco had the following limitations in its scope: Fenoco had certain accounts receivable and payable both amounting to approximately US$22 million which were either under negotiation or in process of being reconciled and clarified. In 2006, the International Arbitration Court issued a sentence adverse to Prodeco's interest for an amount of US$16 million. The Prodeco Group had not recorded any provision in its financial statements as at 31 December 2007 because it considered that the final decision had to be incorporated into the Colombian legal system through a legal procedure before the Constitutional Court Exequatur that might take several years before it was executed.

All amounts included in the following financial information tables are presented in US dollars unless otherwise indicated.

Capitalised terms used in the financial information relating to the Prodeco Group (including the notes to such financial information) presented in this section B have the meanings ascribed to them in this section B. The meanings ascribed to capitalised terms in this section B are not ascribed to capitalised terms used elsewhere in this Circular.

## Condensed Combined Statement of Financial Position

| | Notes | As at 31 October 2008 (unaudited) | As at 31 December 2007 (audited) |
|---|---|---|---|
| | | *(in US$)* | |
| **Assets** | | | |
| **Non Current Assets** | | | |
| Property, plant and equipment | 9 | 553,005,768 | 408,206,917 |
| Intangible assets | 10 | 298,324,220 | 247,707,707 |
| Investment in associates | 11 | 28,191,639 | 34,189,251 |
| Long term loans and receivables | 12 | 15,897,678 | 48,661,281 |
| Deferred tax | 13 | — | 2,838,020 |
| Total Non Current Assets | | 895,419,305 | 741,603,176 |
| **Current Assets** | | | |
| Inventories | 14 | 57,288,881 | 63,694,790 |
| Non-current assets classified as held-for-sale | 15 | — | 3,045,328 |
| Trade and other receivables | 16 | 84,397,736 | 57,662,132 |
| Prepaid expenses | 17 | 6,747,795 | 3,509,191 |
| Cash and cash equivalent | 18 | 4,736,500 | 2,920,119 |
| Total Current Assets | | 153,170,912 | 130,831,560 |
| **Total Assets** | | 1,048,590,217 | 872,434,736 |
| **Shareholders' Equity and Liabilities** | | | |
| **Shareholders' Equity** | | | |
| Share capital | 19 | 177,396,972 | 177,396,972 |
| Share premium | 19 | 38,201,125 | 38,201,125 |
| Retained earnings | | 144,647,007 | 103,154,048 |
| Reserves (Restricted) | 20 | 6,188,920 | 6,188,920 |
| Capital reserves | 20 | 54,845,356 | 54,845,356 |
| Revaluation surplus | 20 | 35,359,468 | 35,359,468 |
| Total Shareholders' Equity | | 456,638,848 | 415,145,889 |
| **Non Current Liabilities** | | | |
| Provisions | 21 | 9,730,014 | 12,370,071 |
| Finance lease obligations | 22 | 52,403 | 174,610 |
| Other financial liabilities | 23 | 446,096,885 | 178,229,832 |
| Deferred Tax | 13 | 12,465,257 | — |
| Total Non Current Liabilities | | 468,344,559 | 190,774,513 |
| **Current Liabilities** | | | |
| Trade and other payables | 24 | 92,269,065 | 89,369,016 |
| Accrued liabilities | 25 | 24,295,458 | 5,711,853 |
| Finance lease obligations | 22 | 254,684 | 5,710,788 |
| Other financial liabilities | 23 | 6,353,226 | 159,852,348 |
| Current tax liabilities | | 434,377 | 5,870,329 |
| Total Current Liabilities | | 123,606,810 | 266,514,334 |
| **Total Shareholders' Equity and Liabilities** | | 1,048,590,217 | 872,434,736 |

## Condensed Combined Statement of Comprehensive Income

| | Notes | 10 month period ended 31 October 2008 (unaudited) | 10 month period ended 31 October 2007 (unaudited) |
|---|---|---|---|
| | | *(in US$)* | |
| Revenue | 26 | 668,608,668 | 469,108,762 |
| Cost of sales | | (490,026,136) | (393,523,606) |
| Gross Profit | | 178,582,532 | 75,585,156 |
| Operating expenses | | (29,425,252) | (9,254,508) |
| Depreciation and amortisation | | (64,550,819) | (24,287,036) |
| **Net operating profit** | 27 | **84,606,461** | **42,043,612** |
| Non-operating income | 28 | 4,117,374 | 7,473,485 |
| Finance costs | 29 | (26,425,038) | (8,910,705) |
| Non-operating expenses | 30 | 1,439,385 | 11,283,690 |
| Loss from associate | 11 | (5,997,612) | (4,203,199) |
| **Profit before tax** | | **54,861,800** | **25,119,503** |
| Taxation | 31 | (13,368,841) | 20,918,146 |
| **Profit for the period** | | **41,492,959** | **46,037,649** |

## Unaudited Condensed Combined Statement of Changes in Equity

| | Share Capital | Share Premium | Retained earnings | Reserves (Restricted) | Capital Reserves | Revaluation Surplus | Total |
|---|---|---|---|---|---|---|---|
| | | | | *(in US$)* | | | |
| **Balance at 31 December 2006** | **176,887,158** | **38,201,125** | **57,475,064** | **6,188,920** | **54,845,356** | **36,379,004** | **369,976,627** |
| Profit for the period | — | — | 46,037,649 | — | — | — | 46,037,649 |
| **Balance at 31 October 2007** | **176,887,158** | **38,201,125** | **103,512,713** | **6,188,920** | **54,845,356** | **36,379,004** | **416,014,276** |
| Decrease in revaluation surplus | — | — | — | — | — | (1,019,536) | (1,019,536) |
| Total income and expenses recognised directly in equity | — | — | — | — | — | (1,019,536) | (1,019,536) |
| Capitalisation of Carbones El Tesoro S.A. | 509,814 | — | — | — | — | — | 509,814 |
| Loss for the period | — | — | (358,665) | — | — | — | (358,665) |
| **Balance at 31 December 2007** | **177,396,972** | **38,201,125** | **103,154,048** | **6,188,920** | **54,845,356** | **35,359,468** | **415,145,889** |
| Profit for the period | — | — | 41,492,959 | — | — | — | 41,492,959 |
| **Balance at 31 October 2008** | **177,396,972** | **38,201,125** | **144,647,007** | **6,188,920** | **54,845,356** | **35,359,468** | **456,638,848** |
| Notes | 19 | 19 | | 20 | 20 | 20 | |

## Condensed Combined Statement of Cash Flows

| | 10 month period ended 31 October 2008 (unaudited) | 10 month period ended 31 October 2007 (unaudited) |
|---|---|---|
| | *(in US$)* | |
| Profit before tax | 54,861,800 | 25,119,503 |
| **Adjusted for:** | | |
| Depreciation and amortization | 64,550,819 | 24,287,036 |
| Impairment losses | — | 841,515 |
| Profit on disposal of Property, plant and equipment | (325,166) | (25,349) |
| Interest income | (347,626) | (32,139) |
| Finance costs | 26,425,038 | 8,910,705 |
| Loss from associates accounted for on the equity method | 5,997,612 | 4,203,199 |
| Provision for losses on associates | — | 3,083,824 |
| Prior year adjustments | — | 1,344,000 |
| Inventory adjustment | (33,471) | — |
| Decrease / (Increase) in Prepaid expenses | 29,524,999 | (34,353,422) |
| (Decrease) / Increase in provisions | (2,640,057) | 2,414,335 |
| **Movements in working capital:** | | |
| Increase in trade and other receivables | (26,735,604) | (17,066,118) |
| Decrease in inventories | 6,439,380 | 9,853,933 |
| Increase in trade and other payables | 21,483,654 | 10,044,630 |
| **Cash generated from operations** | 179,201,378 | 41,375,652 |
| Income tax paid | (3,501,516) | (13,645,118) |
| Interest paid | (26,425,038) | (8,910,705) |
| Interest received | 347,626 | 32,139 |
| **Net Cash Generated from Operating Activities** | 149,622,450 | 18,851,968 |
| **Investing Activities** | | |
| Purchase of property, plant and equipment | (182,491,061) | (191,330,827) |
| Proceeds on disposal of property, plant and equipment | 3,092,450 | 92,251 |
| Purchase of intangible assets | (77,197,078) | — |
| (Increase) decrease in Investments | — | 5,357,336 |
| **Net Cash Absorbed in Investing Activities** | (256,595,689) | (185,881,240) |
| **Financing Activities** | | |
| Increase in other financial liabilities | 108,789,620 | 171,533,557 |
| Increase in share capital | — | 509,814 |
| **Net Cash Generated from Financing Activities** | 108,789,620 | 172,043,371 |
| Net decrease in cash and cash equivalents | 1,816,381 | 5,014,099 |
| Cash and cash equivalents at the beginning of the period | 2,920,119 | 7,445,583 |
| **Cash and Cash Equivalent at the End of the Period** | 4,736,500 | 12,459,682 |

## Notes to the Condensed Combined Interim Financial Statements

### 1. General summary

Glencore International AG (Glencore) is the ultimate holding company owning the entire issued share capital of the following entities, together forming the Prodeco group (the Group):

a.) C.I. Prodeco S.A. ("Prodeco");

b.) Carbones de la Jagua S.A. ("CDJ");

c.) Consorcio Minero Unido S.A. ("CMU");

d.) Carbones El Tesoro S.A. ("CET"); and

e.) Carbones de la Loma S.A. ("Carboloma").

Glencore is based in Switzerland whilst the other companies are registered in, and operate from, Colombia.

Prodeco (formerly known as C.I. Prodeco Productos de Colombia S.A.) was formed in 1974 in Bogota, Colombia and was acquired by Glencore in 1995. The interest is held through Glencore's affiliated companies Glencore Colombia Ltda and Chestfield Coal Resources (through Latin America Coal Marketing). Carboloma is the only affiliate of Prodeco.

CDJ (formerly known as La Jagua Coal Company S.A.) was formed in 2004 in Barranquilla, Colombia and was acquired by Glencore in January 2005. This interest is held through Glencore's affiliated companies, Tikolan Ltd and Simkana Ltd, which directly own 94.9% and 5.1% respectively in CDJ.

CMU was formed in 1990 in Bogota, Colombia and was acquired by Glencore in August 2006. This interest is held through Glencore's affiliated companies, Merani Holding Ltd and Witchita Holding Ltd, which directly own 94.9% and 5.1% respectively in CMU.

CET was formed in March 2007 by Glencore as a vehicle to acquire all the mining assets of Carbones de los Andes S.A. Glencore holds this company through the same affiliated companies and in the same proportions as CDJ.

### 2. Nature of business activities

The group's principal objective is the exploration, exploitation and marketing of thermal coal of high quality, to be sold on the international market and to be consumed in electricity power plants and industries. The coal is extracted from two projects in the Cesar department of Colombia:

a.) Calenturitas mine: Operated by Prodeco; and

b.) La Jagua project, composing of the La Jagua, Yerbabuena and El Tesoro mines: Operated through concessions held by CDJ, CMU and CET.

Marketing activities as well as transport, export and administrative infrastructure are provided by Prodeco. Coal is transported either by road, or by rail through a rail concession operated by Fenoco S.A, an associate of the Group. From the ports at Santa Marta (Puerto Prodeco & Carbosan), both the coal produced and bought (from 3rd parties) is exported to the international market.

### 3. Principles of combination

In order to fully reflect the activities of the Group for accounting purposes, combined interim financial statements have been prepared to reflect the activities of the Group as if it had operated as one economic entity during 2008. The companies included in the combination are the Colombian domiciled companies listed above (Prodeco, CDJ, CMU, CET and Carboloma).

The results of all the companies and subsidiaries in the Group are included in the combined statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal. All intergroup transactions, balances and unrealised profits have been eliminated on combination.

## 4. Accounting convention, policies, basis of preparation and the adoption of new and revised standards

The provisions of *IAS34:* Interim Financial Reporting were applied in preparing these Combined Interim Financial Statements for the group in the Interim period of 31 October 2008. The accounting policies adopted in the Combined Interim financial statements are in accordance with all new and revised International Financial Reporting Standards ("IFRS") issued by the International Accounting Services Board ("IASB"), and all relevant amendments and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

The Combined Interim Financial statements are prepared using the historical cost convention and are presented in United States dollars, being the functional currency. These accounting policies and bases of preparation are consistent with those applied in the previous period, except as otherwise indicated.

IFRS Standards and Interpretations that took effect in 2008 had no significant effect on amounts reported in the current or previous accounting periods:

a.) *IFRIC 11: Group and Treasury Share Transactions,* effective 1 March 2007;

b.) *IFRIC 12: Service Concession Arrangements,* effective 1 January 2008; and

c.) *IFRIC 14: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction,* effective 1 January 2008.

The directors anticipate that application in future periods of the new Standards and Interpretations which have been issued but which are not yet effective by the date of the Statement of financial position will have no material impact on the financial statements when they are implemented:

a.) *IFRS 8: Operating segments,* effective 1 January 2009;

b.) *IFRIC 13: Customer Loyalty Programmes*: effective 1 July 2008;

c.) *IFRIC 15: Agreements for the Construction of Real Estate,* effective 1 January 2009; and

d.) *IFRIC 16: Hedges of a Net Investment in a Foreign Operation,* effective 1 October 2008

Of the revisions to IFRS and IFRIC pronouncements to become effective in the 2009, the directors anticipate that the following revisions will have a material effect on future reporting periods:

a.) *IAS 23: Borrowing Costs,* capitalization of borrowing cost on qualifying assets — the group has material finance arrangements for substantial asset acquisitions, the costs to which will qualify for capitalization.

## 5. Summary of significant accounting policies

### 5.1 Business combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control, joint control or significant influence of/in the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the recognition criteria under *IFRS 3: Business Combinations* are recognised at their fair values at the date of acquisition, except for non-current assets (or disposal groups) that are classified as held-for-sale in accordance with *IFRS 5: Non-current assets held-for-sale and discontinued operations,* which are measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and is initially measured at cost, being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss. The non-controlling interest of minority shareholders in the acquiree is initially measured at their proportionate share of the net fair value of the assets, liabilities and contingent liabilities recognised.

## 5.2 Property, plant and equipment

Non-mining land held for use in the production or supply of goods or services or for administrative purposes, are stated in the balance sheet at their revalued amounts, less any subsequent accumulated impairment losses. Land is not depreciated. The revalued amount is the fair value at the date of revaluation, determined from market-based evidence by appraisal undertaken by professional valuers or persons capable. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Buildings, fixtures, plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss. Certain equipment was revalued on 1 July 1994 to amounts not exceeding those expected to be recouped by future use or sale and such equipment is stated at those revalued amounts less accumulated depreciation and any recognized impairment loss.

Cost includes costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located is also included in the cost of that item of property, plant and equipment. Expenses for repairs and maintenance are generally recognized in profit or loss, but are capitalised if it is substantial and significantly extends the initial useful life of the related asset.

Mine exploration and development costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures and new mine areas as well as major development expenditures at operating mines that are expected to increase production capacity are capitalised. Borrowing costs allocated to mining assets under development are capitalised. When commercial production is achieved, the capitalised costs are amortised using the unit of production method based on estimated commercially recoverable tons of coal.

Depreciation (for property, plant and equipment other than capitalised mining costs) is charged so as to write off the depreciable amount of assets over their estimated useful lives, using the straight-line method, on the following bases:

| | |
|---|---|
| Land | Not depreciated |
| Mining lands and deferred mining costs | Amortised using the unit of production method |
| Buildings | 20 years |
| Machinery and equipment | 10 years |
| Transportation equipment | 5-10 years |
| Office furniture and equipment | 5-10 years |
| Rail assets | 13 years |

The useful lives are estimated by management at the time assets are acquired, based on historical experience of similar assets, market conditions and future anticipated events. The useful lives of assets are reviewed at each financial period-end.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is included in profit or loss when the item is derecognised. The gain or loss arising is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Any revaluation increase arising on the revaluation of land, net of taxes is credited to the revaluation surplus, except to the extent that it reverses a revaluation decrease for the same asset previously recognised in profit or loss, in which case the increase is credited to profit or loss to the extent of the decrease previously charged. A decrease in carrying amount arising on the revaluation of such land is charged to profit or loss to the extent that it exceeds the balance, if any, held in the revaluation surplus relating to a previous revaluation of that asset.

On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus remaining in equity is transferred directly to retained earnings. The transfer from revaluation surplus to retained earnings is not made through the income statement.

### 5.3 Intangible assets

Intangible assets, other than goodwill, are recognised initially at cost when it meets the definition and recognition criteria and when it is identifiable. Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided for on a straight-line basis over the estimated useful lives of intangible assets with a definite useful life; or alternatively by using the unit of production method based on estimated commercially recoverable tons of coal where such method is more indicative of the pattern by which the economic benefits from the asset are consumed. Intangible assets with an indefinite useful life are not amortised. The method for amortisation and the assessment of useful life, definite or indefinite, is reviewed at each balance sheet date and each intangible asset is tested for impairment whenever indication of such impairment exists. Changes in useful life are accounted for as a change in estimate in accordance with *IAS 8: Accounting policies, changes in accounting estimates and errors.*

Research costs (mining exploration and feasibility studies) are expensed in the period in which they are incurred. Mine development costs are recognized when commercial feasibility has been established. Internally generated brands and similar assets are not recognised.

***Intangible assets acquired in business combinations***

Intangible assets acquired in a business combination are identified and recognised separately where it satisfies the definition of an intangible asset. The cost of such an intangible asset is the fair value at the date of acquisition. Subsequent to initial recognition, intangible assets acquired in a business combination are measured at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired and recognized in terms of *IAS 38: Intangible Assets.*

***Mining rights***

Rights to mineral reserves and resources acquired in a business combination involving the acquisition of mining operations are measured at fair value on the date of acquisition. Subsequent measurement is at cost less accumulated amortisation and accumulated impairment losses, with amortisation being provided for using the unit of production method based on estimated commercially recoverable tons of coal.

***Access to rail and port infrastructure***

Fees and installments paid to rail and port operators for access to the rail and port infrastructure for the transport and export of coal are amortised at a rate to reflect the pattern of economic benefits consumed, principally using the unit of production method based on the contractual tons of coal to be transported or exported.

***Exploration and feasibility studies***

Exploration activities, feasibility and other studies represent expenditures incurred in connection with the search for mineral resources as well as determining the technical feasibility and commercial viability of extracting those resources. Also included are studies into mining activities of operating mines for improvements to processes or extensions to capacity. When the feasibility and commercial viability become demonstrable, these costs are amortised on using the unit of production method based on estimated commercially recoverable tons of coal.

The Group has elected to continue applying the existing accounting policies in connection with their mining and exploration activities in accordance with *IFRS 6: Exploration for and evaluation of Mineral resources.*

### 5.4 Investments in associates

An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control over these policies.

The results, assets and liabilities of associates are incorporated in these Combined Interim financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with *IFRS 5: Non-current Assets Held for Sale and Discontinued Operations.* Under the equity method, investments in associates are carried in the Combined Statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of the net assets and liabilities of the associate, less any

impairment in the value of the specific individual investment. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interest that, in substance, form part of the group's net investment in the associate) are recognised only to the extent that the Group has incurred a legal or constructive obligation, or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group's share of the fair value of the associate's identifiable assets, liabilities and contingent liabilities on the date of acquisition is recognised as goodwill. This goodwill is included in the carrying amount of the investment in the associate and is assessed for impairment as part of the investment. Any excess of the Group's share of the fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a Group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate. The results of the associates are included from the effective date of acquisition up to the effective date of disposal.

### 5.5 Financial instruments

The Group classifies financial instruments, or their component parts, on initial recognition as a financial asset, financial liability or equity instrument in accordance with the substance of the contractual arrangement.

***Loans and receivables***

Loans and receivables are measured at amortised cost using the effective interest method, less impairment losses. Loans are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

***Trade and other receivables***

Trade and other receivables are carried at amortised cost, as reduced by appropriate allowances for estimated irrecoverable amounts.

***Cash and cash equivalents***

Cash and cash equivalents are stated at their nominal value which includes the principal amount and any accrued interest at the reporting date.

***Bank loans and overdrafts***

Interest-bearing bank loans, overdrafts and other borrowings are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

***Trade and other payables***

Trade and other payables are stated at their nominal value.

### 5.6 Taxation

The income tax represents the sum of income tax currently payable and deferred tax. Current and deferred taxes are recognized as an income or an expense and are included in profit or loss for the period, except to the extent that the tax arises from:

- a transaction or event which is recognised, in the same or a different period, directly in equity, or
- a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

Current tax and deferred taxes are charged or credited directly to equity if the tax relates to items that are charged or credited, in the same or a different period, directly to equity.

*Current tax*

Income tax currently payable is based on taxable income for each of the tax-paying legal entities as at 31 October 2008. Taxable income differs from profit before taxation in the Combined statement of comprehensive income because it excludes items of income or expense that are taxable in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

*Deferred tax*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet method.

A deferred tax liability is recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from the initial recognition of an asset or liability in a transaction which at the time of the transaction, affects neither accounting profit nor taxable profit.

A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. A deferred tax asset is not recognised when it arises from the initial recognition of an asset or liability in a transaction at the time of the transaction, affects neither accounting profit nor taxable profit.

A deferred tax asset is recognised for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle the current liability on a net basis.

### 5.7 Inventory

Inventories are measured at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventory includes stockpiles of coal extracted from the mining process as well as coal acquired from third parties, and spare parts and materials consumed in the mining and exportation operations. The cost of coal inventories comprise the total cost of the mining operations, with overhead, depreciation and royalties absorbed. Stockpiles of coal at the port include rail and transport costs but exclude port and exportation costs.

### 5.8 Non-current assets classified as held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if the carrying amount will be recovered principally through the sale of such asset rather than through continued use. This condition is regarded as being met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Management must be committed to the sale, which should be expected to qualify for recognition as a sale within one year from the date of the classification.

Non-current assets classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

### 5.9 Share capital and equity

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. If the company reacquires its own equity instruments, those treasury shares are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the company's own equity instruments. Consideration paid or received shall be recognised directly in equity and equity instruments issued by the Group are recorded at the proceeds, net of direct issue costs.

### 5.10 Provisions and Contingent liabilities

Provisions are recognised when:

a.) the Group has a present obligation (legal or constructive) as a result of a past event;

b.) it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and

c.) a reliable estimate can be made of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risk and uncertainties surrounding the obligation. If the effect is material, provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessment about the time value of money and the risks specific to the liability.

When some or all the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that the reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent assets and contingent liabilities are not recognised.

### 5.11 Leasing

A lease is classified as a finance lease whenever the terms of the lease transfers substantially all the risks and rewards incidental to ownership to the lessee. All other leases are classified as operating leases.

***Finance leases of the lessee***

Assets held under finance leases are initially recognised as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the income statement. Contingent rentals are recognised as an expense in the periods in which they are incurred. The non-current portion of the capital element of leasing commitments is disclosed under long-term liabilities, while the current portion is disclosed separately under current liabilities.

***Operating leases of the lessee***

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. The difference between the amounts recognised as an expense and the contractual payments are recognised as an operating lease asset. Operating lease assets and liabilities are not discounted. Benefits received and receivable as an incentive to enter into an operating lease are recognised initially as a liability and then utilized as a reduction of the rental expense and spread on a straight line basis over the lease term (unless another systematic basis is applied). Contingent rentals arising under operating lease are recognised as an expense in the period in which they are incurred.

### 5.12 Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of business, net of trade discounts and volume rebates, value added tax and other sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed and when the seller has transferred to the buyer all significant risks and rewards of ownership of such goods.

### 5.13 Net operating profit

Net operating profit is stated before non-operating income and expenses, investment income and finance costs.

### 5.14 Impairment

At each balance sheet date, the company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the company estimates the recoverable amount of the asset in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash generating unit to which the asset belongs.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss. An impairment loss of assets carried at cost less any accumulated depreciation or amortisation is recognised immediately in profit or loss. Any impairment loss of a revalued asset is treated as a revaluation decrease.

An entity assesses at each reporting date whether there is any indication that an impairment loss recognised in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated.

Where an impairment loss subsequently reverses, the carrying amount of the asset, other than goodwill attributable to a reversal of an impairment loss, is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior periods.

A reversal of an impairment loss of assets carried at cost less accumulated depreciation or amortisation other than goodwill is recognised immediately in profit or loss. Any reversal of an impairment loss of a revalued asset is treated as a revaluation increase.

### 5.15 Borrowing costs

All borrowing costs are recognised in profit or loss in the period in which they are incurred.

### 5.16 Employee benefits

The cost of short-term employee benefits is recognised during the period in which the employee renders the related service. Accruals for employee entitlements to wages, salaries, annual and sick leave represent the amount which the company has a present obligation to pay as a result of employees' services provided up to the balance sheet date. The accruals are calculated at undiscounted amounts based on current wage and salary rates.

***Defined contribution plans***

The Group's policy is to provide retirement benefits for certain of its employees in the form of contributions on behalf of these employees to separately administered compulsory defined contribution schemes. The annual cost equals the contributions that are required under the defined contribution plan in respect of services rendered during the period and is charged against profit or loss as it is incurred.

## 5.17 Foreign currency translation

The functional currency of each operating business unit is determined based on the currency of the primary economic environment in which it operates. Transactions in currencies other than the business unit's functional currency are recorded, on initial recognition, in the functional currency by applying to the foreign currency amount the spot exchange rate ruling on the date of the transaction.

At each reporting date:

a.) monetary assets and liabilities denominate in such other currencies are translated at the exchange rates ruling on the reporting date;

b.) non-monetary assets and liabilities, share capital and reserves that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; and

c.) non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous reporting periods are recognised in profit and loss in the period in which they arise. The functional currency for the Group is the United States dollar. The translation of assets and liabilities denominated in Colombian Peso into the US$ at the current period end does not imply that the Group can realize or settle in US$ the translation value of such assets and liabilities.

## 6. Summary of significant judgements and estimates

The preparation of the annual financial statements in conformity with IFRS requires the use of certain critical accounting estimates and management is to exercise judgement in the process of applying the Group's accounting policies where such application involves uncertainty. These estimates and associated assumptions are based on historical experience, accepted norms, industry comparisons and other relevant factors. The following areas have been identified as involving a high degree of uncertainty and judgement and where assumptions and estimates are made which are significant to the financial statements.

## 6.1 Useful lives of property, plant and equipment

Each item of property, plant and equipment is depreciated on a straight line basis over its estimated useful life, which is estimated by management at the time the asset is acquired and which estimate is reassessed annually. The estimate is made based on historical experience with similar assets, assumptions on the manner and intensity of use, market conditions and future anticipated events. The actual useful life may differ from this estimate.

## 6.2 Amortisation of intangible assets

Mining rights acquired and exploration costs incurred in connection with the search for mineral resources are amortised using the unit of production method based on estimated commercially recoverable tons of coal. These estimates are performed by independent geologists and involve an assessment of the geological confidence in the deposit and the economic viability of extraction. Information regarding the characteristics of mineral resources and reserves tends to expand as the development of the mines progress. Expectations of future mineral prices and production costs also vary as a result of changes in economic and technical factors and due to the volatility, these estimates are reassessed annually.

## 6.3 Impairment of assets

At each balance sheet date, the Group reviews the carrying amount of tangible and intangible assets as well as each cash-generating unit. Future cash flow estimates used to calculate the asset or cash-generating unit's value in use are based on expectations about future operations, primarily productions and sales volumes, commodity prices, operating, rehabilitation and restoration costs and capital expenditures. Changes in these estimates and the unpredictability of the factors could impact the recoverable amounts of these assets.

## 7. Financial risk management

The legal and operational environment in which the Group operates carries with it an inherent business and financial risk. Components of the business could be impacted by various external factors such as an unforeseen global economic downturn which in turn results in significantly lower commodity prices and demand, political interventions, instability and unfavourable actions by governments, natural disasters and operational interruptions. It is the Group's policy to identify, and where appropriate and practical, to actively manage such risks.

Effective, proactive and transparent risk management supports the Group's objective of protecting current and future financial security, and is of primary importance to its success. A number of financial, operational, compliance, and legal risk management functions have been implemented which seek to monitor, manage and mitigate overall risk exposure. The financial instrument risks faced by the group are as follows:

***Liquidity risk and capital management***

The key liquidity requirements relate to payments to suppliers on standard settlement terms of 30 days, and are managed through working capital. The cash flow risk relating thereto and additional capital investments are funded through bank loans and facilities secured by Glencore.

***Credit risk***

The Group's credit risk is primarily attributable to cash deposits, cash equivalents and trade debtors. Glencore was appointed by Prodeco to act as its exclusive undisclosed agent for the purposes of providing all marketing and sales agency services relating to the distribution of coal across the globe. In terms of the Agency Agreement proceeds from international coal sales are collected by Glencore on behalf of Prodeco on standard industry settlement terms. Glencore performs creditworthiness analyses, the negotiations of terms and conditions and assumes the responsibility of the collection of funds from third parties. The risk of non-recovery from third parities remains with Prodeco, although management has great confidence in Glencore's specialized debtor management process and have historically not suffered material loss. There is no significant concentration of credit risk as accounts are with several international customers.

The company only deposits cash with major banks with high quality credit standing and limits exposure to any one counter-party. Proceeds from sales collected by Glencore are paid to the Group as and when needed and limited excess funds are managed by the Group.

***Market risk***

*Interest rate risk and Cash flow risk:*

The Group is exposed to various risks associated with the effects of fluctuations in the prevailing levels of market interest rates (Libor rate, which is the reference interest rate used for al US$ denominated loans) on its variable interest rate loans. The Group continuously monitors market interest rates in order to identify significant fluctuations timeously and caters for potential interest rate increases when budgeting. To date, the interest rates on existing loans are within the normal ranges of the credit market.

Assuming the balance of floating rate liabilities at the balance sheet date was outstanding for the 10 month period ended 31 October 2008 and interest rates were to move as indicated, the effects on pre-tax finance costs are as follows:

| **Change in Interest rate** | **Libor basis points** | **Effect on pre-tax Finance Costs** |
|---|---|---|
| | | *US$* |
| Increase | 50 | 1,886,488 |
| Increase | 100 | 3,772,977 |

*Currency risk*

The functional currency of the Group is US dollar. The main currency exposure is to the Colombian Peso which represents approximately 40% of the overall operational costs. The Group does not hedge itself or take forward cover against fluctuations in the value of the Peso for operational costs, but monitors exchange movements closely and retains sufficient liquidity and finance flexibility to counter sharp fluctuations.

Peso based operational costs for the 10 month period ended 31 October 2008 were translated at an average exchange rate of Col$ 1,902.15 to the US$. Assuming the average exchange rate was different by the margins as indicated, pre-tax Operating Profit is estimated to adjust as follows:

| Exchange rate | Estimated Effect on pre-tax Operating profit |
|---|---|
| | *US$* |
| 1,800.00 | (9,801,503) |
| 2,000.00 | 8,450,018 |
| 2,200.00 (Budget rate) | 23,383,081 |

*Price risk*

The Group has no financial instruments exposed to price risk. Fluctuations in the market price for coal are managed through the Agency Agreement with Glencore in terms of which purchasers for coal are secured and the most favourable prices and terms of sale negotiated, to Prodeco's benefit. The bulk of coal is sold on forward contract basis, eliminating the risk of the spot market.

## 8. Inherent uncertainties to the going concern assumption

Business and financial risks could either lead to a nominal loss and outflow of resources embodying economic benefit, or the severity (measured in terms of both impact and likelihood of occurrence) could be such that the value operations is impaired and could place uncertainty on the going concern assumption. Where these risks are quantifiable, the financial impact is tested and estimated in terms of *IAS 37: Provisions, contingent liabilities and contingent assets.*

The following risks have been identified as potentially significant, but management has assessed the probability of realization thereof to be very remote:

a.) the port concession held by Prodeco to operate the coal port expires on 08 March 2009. Should the concession not be extended or renewed, the Group will not be able to continue to operate through this facility and the Group's export capability will be curtailed. Management has been in ongoing discussions and communications with the Colombian authorities regarding a long term coal port solution and the extension of the existing port concession as part of an integrated solution. Management considers the likelihood of occurrence as very low and the extension is seen as a formality. In addition, management also believes that in the unlikely event that this should occur, that they would be able to have access to other ports in the region for part of the export requirements;

b.) a government imposed regulation taking effect in July 2010 will require the loading of coal onto ships using the direct loading method only. The current method of barge and crane loading will no longer be allowed. Management has been in ongoing discussions and communications with the Colombian authorities regarding the long term coal port solution for all Cesar coal mines. The authorities are aware of the requirements and time restraints (studies, design, construction etc.). Management considers the likelihood of occurrence as very low that the new regulation will be enforced before the new port has been constructed;

c.) the CMU mine concession expires in 2013. Should the concession not be renewed, the long-term viability of the La Jagua project will be impaired. Ingeominas (The State mining regulator) have approved the joint mining plan (between CDJ, CMU and CET). The joint mining plan includes the assumption that CMU concession will be extended. Management believes the extension will be a formality, given the fact that the integrated mining plan has already been approved (pending the environmental issue noted below);

d.) the Integrated mining plan at La Jagua has not yet received environmental approval. The Group has reached compromises with authorities regarding environmental rehabilitation and is confident that a compromise can be reached here also; and

e.) a river bed runs through the concession on which the Calenturitas mine is situated. Environmental approval has been sought to divert the river so as to extract vast amounts of coal reserve, without which approval the extraction would be illegal. Government rejection of such approval would impair the long term feasibility of the mine, but management believes there is no reason to doubt such approval and that the concession was awarded taking these facts into consideration.

## 9. Property, plant and equipment

| | Non-mining land | Deferred Mining costs | Buildings | Mining machinery and equipment | Other fixed assets | Construction in progress | Total |
|---|---|---|---|---|---|---|---|
| | | | | *(in US$)* | | | |
| **Carrying value at 1 January 2007** | 51,445,518 | 66,750,602 | 6,264,330 | 68,167,401 | 6,735,339 | 1,521,170 | 200,884,360 |
| Cost | 7,465,054 | 70,346,948 | 9,416,458 | 103,401,176 | 9,083,411 | 1,521,170 | 201,234,217 |
| Valuation | 43,980,464 | — | — | 769,368 | — | — | 44,749,832 |
| Accumulated depreciation | — | (3,596,346) | (3,152,128) | (36,003,143) | (2,348,072) | — | (45,099,689) |
| Additions | 5,197,405 | 11,538,320 | 1,652,166 | 92,042,397 | — | 121,270,919 | 231,701,207 |
| Disposals — cost | — | (43,725) | — | (12,015) | (56,186) | — | (111,926) |
| Disposals — depreciation | — | — | — | 14,354 | — | — | 14,354 |
| Depreciation for the year | — | (1,666,498) | (1,275,596) | (10,882,718) | (752,162) | — | (14,576,974) |
| Impairment loss | — | — | — | (841,515) | — | — | (841,515) |
| Revaluations | (1,019,536) | — | — | — | — | — | (1,019,536) |
| Reclassifications | (8,343,371) | — | 7,858 | 92,460,012 | — | (91,967,552) | (7,843,053) |
| **Carrying value at 31 December 2007** | 47,280,016 | 76,578,699 | 6,648,758 | 240,947,916 | 5,926,991 | 30,824,537 | 408,206,917 |
| Cost | 3,299,552 | 81,841,543 | 11,076,482 | 287,891,570 | 9,027,225 | 30,824,537 | 423,960,909 |
| Valuation | 43,980,464 | — | — | 769,368 | — | — | 44,749,832 |
| Accumulated depreciation | — | (5,262,844) | (4,427,724) | (47,713,022) | (3,100,234) | — | (60,503,824) |
| Additions | — | 7,213,628 | 11,420 | 4,076,116 | — | 171,189,897 | 182,491,061 |
| Disposals — cost | — | (258,707) | — | (1,213,827) | (1,889,160) | — | (3,361,694) |
| Disposals — depreciation | — | — | (422,152) | 846,984 | 250,742 | — | 675,574 |
| Depreciation for the period | | (2,406,025) | (1,738,309) | (33,043,313) | (863,771) | — | (38,051,418) |
| Reclassifications(1) | 3,045,328 | — | 6,512,215 | 129,062,782 | 1,847,363 | (137,422,360) | 3,045,328 |
| **Carrying value at 31 October 2008** | 50,325,344 | 81,127,595 | 11,011,932 | 340,676,658 | 5,272,165 | 64,592,074 | 553,005,768 |
| Cost | 6,344,880 | 88,796,464 | 17,600,117 | 419,816,641 | 8,985,428 | 64,592,074 | 606,135,604 |
| Valuation | 43,980,464 | — | — | 769,368 | — | — | 44,749,832 |
| Accumulated depreciation | — | (7,668,869) | (6,588,185) | (79,909,351) | (3,713,263) | — | (97,879,668) |

Note:

(1): Reclassifications occur when constructions in progress are complete and are brought into use. An amount of US$ 3,045,328 was reclassified as Non-mining land where it was previously classified as Non-current assets Held-for-Sale due to a change in intention regarding the realization of the land.

## 10. Intangible assets

| | Mining concession right | Right of use of mining lands | Feasibility studies | Port access fee | Rail access fees | Other intangible assets | Total |
|---|---|---|---|---|---|---|---|
| | | | | *(in US$)* | | | |
| **Carrying value at 1 January 2007** | 169,343,464 | — | 1,049,758 | 1,419,574 | — | — | 171,812,796 |
| Cost | 175,844,289 | — | 1,049,758 | 1,500,000 | — | — | 178,394,047 |
| Accumulated amortization | (6,500,825) | — | — | (80,426) | — | — | (6,581,251) |
| Additions | 81,721,565 | 818,729 | 550,710 | 1,053,440 | — | 45,428 | 84,189,872 |
| Amortization for the year | (15,479,653) | (13,779) | (46,878) | (373,627) | — | — | (15,913,937) |
| Prior year adjustments | — | (224,077) | — | — | — | — | (224,077) |
| Reclassifications | — | 7,843,053 | — | — | — | — | 7,843,053 |
| **Carrying value at 31 December 2007** | 235,585,376 | 8,423,926 | 1,553,590 | 2,099,387 | | 45,428 | 247,707,707 |
| Cost | 257,565,854 | 8,661,782 | 1,600,468 | 2,553,440 | — | 45,428 | 270,426,972 |
| Accumulated depreciation | (21,980,478) | (237,856) | (46,878) | (454,053) | — | — | (22,719,265) |
| Additions | — | 6,895,646 | 301,432 | — | 70,000,000 | — | 77,197,078 |
| Disposals — cost | — | — | (35,736) | — | — | (45,428) | (81,164) |
| Amortization for the period | (21,112,499) | (489,785) | (121,090) | (402,483) | (4,373,544) | — | (26,499,401) |
| **Carrying value at 31 October 2008** | 214,472,877 | 14,829,787 | 1,698,196 | 1,696,904 | 65,626,456 | — | 298,324,220 |
| Cost | 257,565,854 | 15,557,428 | 1,866,164 | 2,553,440 | 70,000,000 | — | 347,542,886 |
| Accumulated depreciation | (43,092,977) | (727,641) | (167,968) | (856,536) | (4,373,544) | — | (49,218,666) |

## 11. Investments in associates

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | *US$* | |
| Fenoco | 28,191,639 | 34,189,251 |
| Propuerto S.A. | — | — |
| | **28,191,639** | **34,189,251** |

**Ferrocariles del Norte de Colombia S.A. (Fenoco)**

| | |
|---|---|
| Place of incorporation: | Bogota |
| Principal activity: | Rail concession operator |

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | *US$* | |
| Assets | 237,856,442 | 191,585,275 |
| Liabilities | (166,949,861) | (105,594,047) |
| Net Assets | 70,906,581 | 85,991,228 |
| Loss for the period | (15,084,647) | (5,246,056) |
| Ownership interest | 39.76% | 39.76% |

Note:

An amount receivable from INCO of US$ 6,490,000 (group portion: US$ 2,580,424) is uncertain of full recovery as the procedure for recovery have not been stipulated specifically in Addendum #13 to the concession contract, but refers instead to dispute resolution procedures in the contract. No provision has been made for non-recoverability as the legal rights thereto exist and negotiations are in progress for its recovery.

Fenoco has certain accounts receivable and accounts payable balances amounting to US$ 13,840,000 (group portion: US$ 5,502,784) and US$ 18,940,000 (group portion: US$ 7,530,544) respectively, which are currently either under negotiation or in a process of being reconciled and verified with the third party.

**Propuerto S.A.**

| | |
|---|---|
| Place of incorporation: | Bogota |
| Principal activity: | Coal port concession operator |

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | *(in US$)* | |
| Investment in net assets of associate | 3,083,824 | 3,083,824 |
| Less: Provision | (3,083,824) | (3,083,824) |
| Net investment in associate | — | — |
| Ownership interest | 69.44% | 69.44% |

## 12. Long term loans and receivables

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | *(in US$)* | |
| Advances on capital investments | 15,897,678 | 23,247,631 |
| Fenoco rail access advance | — | 24,331,513 |
| Carbosan access advance | — | 1,082,137 |
| | **15,897,678** | **48,661,281** |

Long term loans and receivables are interest free. Security is in the form of specific performance in terms of a supply contract or facility access contract.

## 13. Deferred tax

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | *(in US$)* | |
| Opening balance | (2,838,020) | 24,871,548 |
| Fiscal losses recognized | (40,259,020) | (32,255,057) |
| Temporary differences for the period | 55,562,297 | 4,545,489 |
| Closing balance | 12,465,257 | (2,838,020) |
| **The balance comprises:** | | |
| Taxable temporary differences | 82,863,223 | 27,300,926 |
| Deductible temporary differences | (70,397,966) | (30,138,946) |
| | **12,465,257** | **(2,838,020)** |

## 14. Inventories

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | *(in US$)* | |
| Coal | 27,150,347 | 34,774,561 |
| Spare parts, materials and consumables | 30,086,409 | 28,861,917 |
| Cattle | 52,125 | 58,312 |
| | **57,288,881** | **63,694,790** |

The carrying amount for inventories have been arrived at after taking into account an allowance for estimated non-recoverable amounts of spare parts, materials and consumables of $1,258,596 (2007: $1,476,965).

## 15. Non-current assets classified as held-for-sale

Non-current assets held-for-sale relates to a portion of land in Santa Marta acquired originally to build a port. Pending a decision from government as to where the port will ultimately be built, the decision was taken by management to dispose of the land to Propuerto S.A. Conditions are no longer favorable for the short-term realization of the land through sale and it was reclassified as Property, plant and equipment at the current period end.

## 16. Trade and other receivables

| | | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|---|
| | | (in US$) | |
| Trade accounts receivable | (1) | 73,295,024 | 26,474,574 |
| **Other receivables:** | | | |
| Value-added tax | | 4,919,978 | 9,823,117 |
| Advance for income tax | (2) | 4,258,178 | 8,611,427 |
| Prepaid municipal taxes | | 200,440 | 197,084 |
| Deposits | (3) | — | 11,452,645 |
| Advances to suppliers | | 53,666 | 390,896 |
| Staff loans | | 668,306 | 384,301 |
| Port claims | | 462,517 | 422,030 |
| Sundry receivables | | 1,097,608 | 501,660 |
| Less: Provision for doubtful debts | | (557,981) | (595,602) |
| Total other receivables | | 11,102,712 | 31,187,558 |
| **Total trade and other receivables** | | **84,397,736** | **57,662,132** |

Notes:
An allowance has been made for estimated irrecoverable amounts of other receivables by providing for specific debtors who have been identified as doubtful. Management considers that the carrying amount of trade receivables approximate their fair value.

1. Trade accounts receivable arise from sale of coal made through Glencore as exclusive undisclosed agent. In terms of the Agency agreement signed in 2007, an average trade credit period of 30 days is specified. Management considers that the recoverable amount approximates the carrying amount.

2.

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | (in US$) | |
| Income tax advances | 4,258,178 | 6,874,342 |
| Withholding tax advances | — | 1,737,085 |
| | 4,258,178 | 8,611,427 |

3. According to government regulations, Colombian based companies were obliged to deposit an amount equal to 11% of external indebtedness (the total value of foreign loans) with the Colombian Central Bank (Banco de la Republica). This policy was abolished during the year.

## 17. Prepaid expenses

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | (in US$) | |
| Insurances | 794,876 | 1,670,767 |
| Royalties | 4,888,858 | 1,838,424 |
| Other | 1,064,061 | — |
| | **6,747,795** | **3,509,191** |

## 18. Cash and cash equivalents

Cash and cash equivalents in the balance sheet and cash flow statement comprise cash on hand, balances with banks and short-term bank deposits with an original maturity of 90 days or less. The closing balances comprise the principal amount plus accrued interest at the balance sheet date; the carrying amount of these assets approximates their fair value.

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | (in US$) | |
| Short-term cash balances and investments | 1,551,642 | 2,229,009 |
| Unrestricted designated short-term deposit | 3,184,858 | 691,110 |
| | **4,736,500** | **2,920,119** |

## 19. Share capital and share premium

The share capital of each of the companies included in the combination consists of the following registered shares, which are fully paid for. Management has no authority to issue unissued share capital.

| Company | Number of issued shares | Par value of shares | Share capital in functional currency | Share premium |
|---|---|---|---|---|
| | | (in Col$) | (in US$) | (in US$) |
| C.I. Prodeco S.A. | 54,083,447,373 | 1.000 | 54,053,226 | 38,161,667 |
| Carbone de la Jagua S.A. | 284,211,696 | 1.000 | 118,929,468 | — |
| Consorcio Minero Unido S.A. | 9,472,228 | 1.000 | 3,904,464 | 39,458 |
| **Carrying amount at 1 January 2007** | **54,377,131,297** | | **176,887,158** | **38,201,125** |
| Movements for the year | | | | |
| Carbones El Tesoro S.A. | 1,000,000 | 1.000 | 509,814 | — |
| **Carrying amount at 31 December 2007** | **54,378,131,297** | | **177,396,972** | **38,201,125** |
| Movements for the year | — | | — | — |
| **Carrying amount at 31 October 2008** | **54,378,131,297** | | **177,396,972** | **38,201,125** |

## 20. Reserves

Exchange control regulations do not limit the remittance of dividends outside the country.

***Restricted reserves***

Legal reserve: Colombian company law requires that 10% of the annual profit is accounted for as a reserve until such time as the reserve equals 50% of the issued share capital. This reserve may not be distributed to Shareholders but can be utilized to absorb future profits.

***Capital reserves***

Fiscal depreciation reserve: The reserve is required to allow a tax deduction for capital assets in excess of book depreciation, being equivalent to 70% of the amount by which the tax deduction exceeds the book depreciation. As the depreciation subsequently exceeds the annual deduction for tax purposes that excess reserve may be distributed to Shareholders.

***Revaluation surplus***

The revaluation surplus relates to the excess of the fair value of land, accounted for using the revaluation model, over its original cost. When a portion of the land is subsequently disposed of, the portion of this reserve relating to that specific disposal is transferred directly to retained earnings.

## 21. Provisions

| | | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|---|
| | | *US$* | |
| Provision for land restoration | (1) | 6,927,924 | 7,166,116 |
| Provision for port dismantling and decommissioning | (2) | — | 2,068,955 |
| Provision for reforestation of protected forest zone | (3) | 2,684,868 | 3,135,000 |
| Provision for post employment benefits | | 117,222 | — |
| | | **9,730,014** | **12,370,071** |

Notes:

(1) Represents management's best estimate of the costs to be incurred for the restoration of disturbed land in accordance with environmental commitments and the mine concession contract. The rehabilitation relates to vegetating steep slopes and waste dumps. Soil and landscape rehabilitation is not required as the mine reverts to the government at close of the concession.

(2) With the granting of the license for Propuerto, certain stringent obligations were proposed by authorities for the group to dismantle and remove certain structures at its existing port (Puerto Prodeco). The Propuerto project was discontinued in the face of the Puerto Nuevo project, alleviating the onerous dismantling provisions.

(3) Represents the legal obligation for the restoration of the Los Motilones protected forest zone in terms of Resolution 1465 of 20 August 2008 issued by the Ministry of Environment, Housing and Territorial development.

## 22. Finance lease obligations

Finance lease arrangements were entered into to finance the acquisition of coal mining equipment, in terms of which the Group has the option to acquire the equipment at the end of the lease term for a nominal amount. The finance lease obligation is secured by the lessor's legal title to the leased assets.

Finance lease denominated in US$ bear an effective interest rate equivalent to LIBOR plus a premium of between 1% and 3% (2007: 1% and 3.5%).

Finance leases denominated in Col$ bear and effective interest rate equivalent to DTF plus a premium of 5.6% (2007: between 5.5% and 6%).

| | Present value of minimum lease payments as at 31 October 2008 | Minimum lease payments as at 31 October 2008 | As at 31 December 2007 |
|---|---|---|---|
| | | *US$* | |
| Leases denominated in US$ | 264,762 | 269,004 | 5,630,544 |
| Leases denominated in Col$ | 42,325 | 42,325 | 254,854 |
| | 307,087 | 311,329 | 5,885,398 |
| Due within one year | 254,684 | 257,938 | |
| Due in two to five years inclusive | 52,403 | 53,391 | |
| | 307,087 | 311,329 | |
| Less: Deferred finance charges | | (4,242) | |
| Present value of lease obligation | | 307,087 | 5,885,398 |
| Current portion | | 254,684 | 5,710,788 |
| Non-current portion | | 52,403 | 174,610 |
| | | 307,087 | 5,885,398 |

## 23. Other financial liabilities

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | US$ | |
| **Bank loans carried at amortized cost** | | |
| Loans denominated in US dollar: | | |
| — Barclay's International Plc | 446,096,885 | 333,063,028 |
| — Other | 2,353,226 | — |
| Loans denominated in Colombian Peso | | |
| — Bancolombia S.A. | 4,000,000 | 5,019,152 |
| Breakdown per Bank | 452,450,111 | 338,082,180 |
| **The balance comprises:** | | |
| Current portion | 6,353,226 | 159,852,348 |
| Non-current portion | 446,096,885 | 178,229,832 |
| | **452,450,111** | **338,082,180** |

Bank loans denominated in US$ bear interest at rates equivalent to Libor plus a premium of between 0% and 4% (2007: 0.85% and 4%). These loans are secured by promissory notes and are repayable in full on 12 June 2012, as negotiated at commencement of the loan. A portion of the Barclays facility (US$ 174,322,491 2007: US$ 102,828,338, classified in the current portion for the prior year) is utilized as roll-over finance, to be repaid and then re-drawn if necessary within the next financial period. This facility ultimately closes on the same date and is expected to be utilized long term.

Bank loans denominated in Col$ bear interest at rates equivalent to DTF plus a premium of between 0% and 5.6% (2007: 0% and 6%). These loans take the form of overdrafts and short-term credit facilities.

Loans with Barclays Bank are back to back finance facilities secured by Glencore.

## 24. Trade and other payables

Trade payables principally comprise amounts outstanding for trade purchases, port concession liabilities and ongoing costs. The average credit period taken for trade purchases is between 30 and 60 days. Management considers that the carrying amount of trade accounts payable approximates its fair value.

In 2007, accounts payable included US$ 9,931,994 outstanding as partial finance for the acquisition of Prodeco's interest in the associate Fenoco S.A. The amount was secured by promissory note, bore no interest and the final settlement was paid in January 2008.

## 25. Accrued liabilities

| | As at 31 October 2008 | As at 31 December 2007 |
|---|---|---|
| | US$ | |
| Accrual of bank interest | 10,006,030 | 3,211,212 |
| Port special contribution | — | 375,707 |
| Accrual for operating services and supplies | 14,289,428 | 2,124,934 |
| | **24,295,458** | **5,711,853** |

## 26. Revenue

Revenue relates to the sale of coal sourced from the La Jagua project (CDJ, CMU and CET), the Calenturitas mine and third parties which is sold on both the local and export markets.

| | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|
| | *Tonnes* | |
| Total coal sales | 8,957,144 | 8,861,941 |
| | *US$* | |
| Local sales | 876,147 | 1,015,620 |
| Exports | 667,732,521 | 468,093,142 |
| | **668,608,668** | **469,108,762** |

## 27. Net operating profit

Net operating profit has been arrived at after charging (crediting):

| | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|
| | *US$* | |
| Technical fees: | | |
| — Legal and consulting fees | 1,080,687 | 395,653 |
| Auditor's remuneration | | |
| — For Audit services | 164,599 | 164,252 |

## 28. Non-operating income

| | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|
| | *US$* | |
| Carboloma revenues | 111,950 | 78,778 |
| Coal and Spare parts physical inventory adjustment | 33,471 | 1,547,170 |
| Insurance claims received | 118,479 | 401,193 |
| Interest income | 347,626 | 32,139 |
| Other services rendered | 25,609 | 63,669 |
| Rentals received | 61,807 | 61,402 |
| Profit on disposal of property, plant and equipment | 325,166 | 25,349 |
| Profit on foreign exchange differences | 2,072,469 | — |
| Recovery of Carboandes costs | — | 3,388,459 |
| Other recoveries | 504,298 | 1,642,928 |
| Sundry sales | 7,391 | 147,617 |
| Sundry income | 509,108 | 84,781 |
| | **4,117,374** | **7,473,485** |

## 29. Finance costs

| | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|
| | US$ | |
| Interest paid on bank loans | 26,241,882 | 8,910,705 |
| Finance leases, creditor accounts etc. | 183,156 | — |
| Total finance costs | **26,425,038** | **8,910,705** |

## 30. Non-operating expenses

| | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|
| | US$ | |
| Carboloma | 300,675 | 144,246 |
| Provision for obsolete spare parts inventory | — | 3,753,541 |
| Provision: Propuerto S.A. shares (Note 11) | — | 3,083,824 |
| Impairment losses for the period | — | 841,515 |
| Loss on foreign exchange differences | — | 918,658 |
| Sundry non-operating expenses | 1,138,710 | 2,541,906 |
| | **1,439,385** | **11,283,690** |

## 31. Taxation

The total income tax expense comprises the following:

| | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|
| | US$ | |
| **Income tax** | | |
| Domestic income tax liability | 434,379 | 4,511,457 |
| Over-provision 2007/2006 | (2,368,815) | (2,346,603) |
| **Deferred tax** | | |
| Current period differences | 15,303,277 | (23,083,000) |
| | **13,368,841** | **(20,918,146)** |

The charge for the period and the effective tax rate can be reconciled to the profit per the income statement as follows:

| | 10 month period ended 31 October 2008 | | 10 month period ended 31 October 2007 |
|---|---|---|---|
| | US$ | % | US$ |
| Profit before tax | 54,861,800 | | 25,119,503 |
| Domestic income tax rate | 33% | | 33% |
| | 18,104,394 | 33.00% | 8,289,436 |
| Special deduction on investments in Property, plant and equipment (2008: 40%, 2007: 40%) | (22,839,611) | (41.63%) | (26,842,276) |
| Permanent differences, including the effect of currency revaluations on Colombian tax bases | 18,104,058 | 33.00% | (2,365,306) |
| Tax expense for the period | 13,368,841 | 24.37% | (20,918,146) |

Domestic income tax is calculated at 33% of estimated taxable profit for the period. Provision has been made for taxation for the period ended 31 October 2008 based on estimated taxable income for the period and the application of presumptive income for non-mining companies.

## 32. Staff costs and post employment benefits

| | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|
| | *US$* | |
| Total current short-term employee costs | 34,506,709 | 20,025,783 |
| Number of employees | 1,782 | 1,318 |

The Group contributes to certain defined contribution pension plans on behalf of employees, included in the figure above.

## 33. Related party transactions

The following related parties have been identified at period end 31 October 2008:

| | |
|---|---|
| Ultimate holding company of the Group: | Glencore International AG (Switzerland) |
| Intermediate shareholding companies of the Group: | Glencore Finance Ltd (Bermuda) |
| | Glencore Colombia Ltda |
| | Tikolan Ltd (Bermuda) |
| | Simkana Ltd (Bermuda) |
| | Merani Holding Ltd (Bermuda) |
| | Wichita Holding Ltd (Bermuda) |
| | Chestfield Coal Resources (British Virgin Islands) |
| | Latin America Coal Marketing (Bermuda) |
| Associates to the Group: | Fenoco S.A. (Colombia) |
| | Propuerto S.A. (Colombia) |

Trade transactions and outstanding balances with identified related parties for the period were as follows:

| | | 10 month period ended 31 October 2008 | 10 month period ended 31 October 2007 |
|---|---|---|---|
| | | *US$* | |
| **Statement of financial position** | | | |
| Glencore International | Trade accounts receivable | 73,255,840 | 56,924,055 |
| Fenoco S.A. | Long-term loans and receivables | 14,336,695 | — |
| Glencore International | Trade accounts payable | — | 10,477,622 |
| **Statement of comprehensive income** | | | |
| Glencore International | Sales | 309,135,692 | 245,256,287 |
| Glencore International | Commission on agency sales | 29,425,252 | 9,254,508 |
| Glencore International | Demurrages in loading vessels | (9,549,680) | (1,096,931) |

## 34. Expenditure commitments

The following estimates of capital expenditure were approved by the board for the indicated periods:

| | Budget Year 31 December 2009 | Budget Year 31 December 2008 |
|---|---|---|
| | *US$* | |
| Prodeco — Calenturitas mine, port and rail infrastructure | 138,194,636 | 108,659,556 |
| CDJ — La Jagua project | 74,023,299 | 59,729,605 |
| CMU — La Jagua project | — | 5,150,068 |
| CET — La Jagua project | — | 4,615,174 |
| | 212,217,935 | 178,154,403 |

Budgeted capital expenditure can be broken down per category or per project as follows:

| | Budget Year 31 December 2009 | Budget Year 31 December 2008 |
|---|---|---|
| | *US$* | |
| Access fee to Fenoco for rail access | 18,551,000 | 47,696,000 |
| Calenturitas coal handling facilities | 1,531,512 | 13,551,614 |
| Calenturitas mining equipment | 79,706,252 | 32,821,243 |
| Calenturitas bridge | 3,643,903 | — |
| Calenturitas land purchases | 4,575,753 | — |
| Calenturitas coal laboratory | 1,951,282 | — |
| Calenturitas — other projects | 11,719,695 | 6,191,020 |
| Port infrastructure | 20,205,986 | 2,111,863 |
| Rail bridge | 2,033,158 | — |
| Other port and rail infrastructure | 2,222,094 | 27,083,283 |
| La Jagua equipment | 53,184,036 | 44,140,670 |
| La Jagua coal handling system | 3,949,500 | — |
| La Jagua bridge | 3,580,812 | — |
| La Jagua — other projects | 5,362,952 | 4,558,710 |
| | **212,217,935** | **178,154,403** |

In addition, the group has entered into the following significant commitments for the medium term supply of goods, services and capital expenditure.

| | Term of commitment | Commitment Value |
|---|---|---|
| | *Years* | *US$* |
| Tyres for vehicles and mining machinery | 5 | 86,889,661 |
| Lubricants | 3 | 18,022,928 |
| Mining machinery (capital expenditure) | 3 | 160,605,680 |
| Mining geological services | 7 months | 130,800 |
| Capital project-related commitments | 5 months | 15,620,560 |
| Fuel | 3 months | 7,519,952 |

## 35. Contingent liabilities

### *Fenoco Take-or-pay*

The companies Prodeco and CDJ, under a partnership agreement signed between Prodeco, CDJ, CMU, CET and Ferrocariles del Norte de Colombia S.A. (Fenoco), acquired a take-or-pay commitment to transport 1,400,000 tons of coal in 2007 for US$ 3,052,000. Government imposed restrictions resulted in Fenoco not being able to guarantee the necessary capacity between Chiriguaná and Santa Marta in 2007. Fenoco enforced the take-or-pay obligation on the other contracting parties in the group, which was legally contested. Legal advisors for the Group have advised that the incurrence of an obligation in this regard has a low probability of assertion.

*Environmental impact contingencies*

In the course of its operations, companies in the Group may fall subject to government imposed regulations regarding the environment and rehabilitation of damaged natural areas.

A breach of regulations was identified where the former owners of the CET concession (Carbones de los Andes S.A.) sanctioned the deposit of mining waste onto a sensitive wetland, and the matter has been brought to the attention of environmental authorities. At present, there is no indication of a fine being imposed, but a compromise of some sort with authorities may arise in future.

By the date of the Statement of financial position and in the subsequent period until the signing of this report, management and legal counsel for the group have not identified any changes (other than as disclosed in Note 36) in government regulations or any other breaches of current regulations which impose obligations other than what has been given effect to in environmental rehabilitation provisions raised (Note 21).

*Royalties*

Following external legal opinion, Prodeco applied what it considers a correct interpretation of the basis of the payment for royalties, compensation and gross income on coal extracted from the Calenturitas mine. The effect of this interpretation was a reduction in royalty payments made in the third and fourth quarters of 2008, totaling US$ 23,561,318.

A review of this interpretation by a jointly agreed and appointed third party is currently underway, the results of which will determine whether the process goes to arbitration between Prodeco and Ingeominas. Due to the uncertainty resulting from ambiguities in the wording of the concession contract, the outcome of this process is difficult to predict.

## 36. Events subsequent to the date of the statement of financial position

In January 2009, the Ministry of Environment issued Resolution 2375 approving the integration of mining operations at La Jagua. Assuming management does not appeal the resolution, it will become effective on January 29, 2009. The resolution contains certain requirements relating to mine closure obligations, which are effectively a formalization of the current rehabilitation procedures planned (and financially provided for) by the La Jagua companies (CDJ, CMU and CET). Due to these obligations being essentially the same as current practices, management believes that these obligations will not result in the companies incurring any significant additional costs for mine rehabilitation or mine closure.

Management is not aware of any other matter or circumstance arising since the end of the financial period not otherwise dealt with in the financial statements, which significantly affects the financial position of the company or the results of its operations.

## Audited Financial Statements of Prodeco as at and for the year ended 31 December 2007

### Prodeco Combined Pro Forma Balance Sheet at December 31, 2007 and 2006

| | Notes | 31.12.2007 | 31.12.2006 |
|---|---|---|---|
| | | US$ | |
| **Assets** | | | |
| **Current Assets:** | | | |
| Cash | 8 | 2,229,009 | 688,199 |
| Investments | 8 | 691,110 | 6,757,384 |
| Accounts receivable | 9 | 59,500,556 | 44,011,697 |
| Inventories | 10 | 63,694,790 | 51,125,157 |
| Prepaid expenses | 9 | 1,670,767 | 730,779 |
| Non current assets classified as held for sale | 13 | 3,045,328 | 3,045,328 |
| Total Current Assets | | 130,831,560 | 106,358,544 |
| **Non-Current Assets:** | | | |
| Property, plant and equipment — net | 11 | 408,206,917 | 200,884,360 |
| Investments in associates | 14 | 34,189,251 | 39,338,037 |
| Intangible assets | 12 | 247,707,707 | 171,812,796 |
| Long term advances | 9 | 48,661,281 | 24,374,901 |
| Deferred tax | 18 | 2,838,020 | — |
| Total Non-Current Assets | | 741,603,176 | 436,410,094 |
| **Total Assets** | | 872,434,736 | 542,768,638 |

The combined pro-forma financial statements and notes set out on pages 60 to 81 were approved on behalf of management on January 30, 2008 by:

President: *Gary Nagle*
Financial vice-president: *Chris Phillips*

See notes to the combined pro-forma financial statements

## Prodeco Combined Pro Forma Balance Sheet at December 31, 2007 and 2006

| | Notes | 31.12.2007 | 31.12.2006 |
|---|---|---|---|
| | | *US$* | |
| **Liabilities and Shareholders' Equity** | | | |
| **Current Liabilities:** | | | |
| Bank loans | 15 | 159,852,348 | 48,654,589 |
| Finance Leases | 17 | 5,710,788 | 6,652,975 |
| Accounts payable | | | |
| Trade | 16 | 39,367,209 | 20,856,073 |
| Related parties | 27 | 14,533,355 | 2,022,693 |
| Other | 16 | 35,468,452 | 24,796,242 |
| Income tax | | 3,967,820 | 13,356,299 |
| Equity tax | | 1,902,509 | — |
| Accrued liabilities | 19 | 5,711,853 | 8,915,350 |
| Total Current Liabilities | | 266,514,334 | 125,254,221 |
| **Non-Current Liabilities:** | | | |
| Bank loans | 15 | 178,229,832 | — |
| Finance leases | 17 | 174,610 | 12,734,248 |
| Accrued liabilities | 19 | 12,370,071 | 3,310,665 |
| Other long term liabilities | | — | 6,621,329 |
| Deferred taxes | 18 | — | 24,871,548 |
| Total Non-Current Liabilities | | 190,774,513 | 47,537,790 |
| **Total Liabilities** | | 457,288,847 | 172,792,011 |
| **Shareholders' Equity** | 20 | | |
| Share capital | | 177,396,972 | 176,887,158 |
| Share premium | | 38,201,125 | 38,201,125 |
| Accumulated earnings | | 103,154,048 | 57,475,064 |
| Reserves (restricted) | | 6,188,920 | 6,188,920 |
| Capital reserves | | 54,845,356 | 54,845,356 |
| Revaluation surplus | | 35,359,468 | 36,379,004 |
| **Total Shareholders' Equity** | | 415,145,889 | 369,976,627 |
| **Total Liabilities and Shareholders' Equity** | | 872,434,736 | 542,768,638 |

See notes to the combined pro-forma financial statements

## Prodeco Combined Pro Forma Statements of Income for the years ended December 31, 2007 and 2006

| | Notes | 31.12.2007 | 31.12.2006 |
|---|---|---|---|
| | | US$ | |
| Coal revenue | 21 | 546,321,809 | 394,026,216 |
| Cost of sales | | (468,345,394) | (317,965,941) |
| **Gross profit** | | 77,976,415 | 76,060,275 |
| Operating expenses | 27 | (12,103,819) | — |
| Depreciation and amortization | | (30,444,033) | (13,533,533) |
| **Net operating profit** | | 35,428,563 | 62,526,742 |
| Non-operating income | 24 | 7,718,006 | 1,529,107 |
| Interest expense | | (13,157,256) | (1,720,961) |
| Non-operating expenses | 25 | (12,458,806) | (3,386,225) |
| Non-operating (expenses) — net | | (17,898,056) | (3,578,079) |
| **Profit before taxes** | | 17,530,507 | 58,948,663 |
| Income taxes | 26 | 28,148,477 | (5,851,936) |
| **Profit for the year** | | 45,678,984 | 53,096,727 |

See notes to the combined pro-forma financial statements

## Prodeco Combined Pro Forma Statement of Changes in Shareholders, Equity for the years ended December 31, 2007 and 2006

| | Share Capital | Share Premium | Capital Reserves | Reserves (Restricted) | Accumulated Earnings | Revaluation Surplus | Total |
|---|---|---|---|---|---|---|---|
| | | | | US$ | | | |
| **Balance at 31 December 2005** | 172,982,694 | 38,161,667 | — | 588,279 | 9,978,978 | 36,379,004 | 258,090,622 |
| 2006 Movement | | | | | | | |
| CMU Inception | 3,904,464 | 39,458 | 54,845,356 | — | — | — | 58,789,278 |
| Reclassifications | — | — | — | 5,600,641 | (5,600,641) | — | — |
| Profit for the year | — | — | — | — | 53,096,727 | — | 53,096,727 |
| **Balance at 31 December 2006** | 176,887,158 | 38,201,125 | 54,845,356 | 6,188,920 | 57,475,064 | 36,379,004 | 369,976,627 |
| 2007 Movement | | | | | | | |
| CET Capitalization | 509,814 | — | — | — | — | — | 509,814 |
| Decrease in revaluation surplus | — | — | — | — | — | (1,019,536) | (1,019,536) |
| Profit for the year | — | — | — | — | 45,678,984 | — | 45,678,984 |
| **Balance at 31 December 2007** | 177,396,972 | 38,201,125 | 54,845,356 | 6,188,920 | 103,154,048 | 35,359,468 | 415,145,889 |

See notes to the combined pro-forma financial statements

## Prodeco Combined Pro Forma Statements of Cash Flows Income for the years ended December 31, 2007 and 2006

| | 31.12.2007 | 31.12.2006 |
|---|---|---|
| | US$ | |
| **Operating activities:** | | |
| Profit for the year | 45,678,984 | 53,096,727 |
| **Adjustments to reconcile income to net cash provided by operating activities:** | | |
| Depreciation | 30,490,911 | 13,533,532 |
| Impairment loss | 841,515 | 409,678 |
| Income tax | (28,148,477) | (5,554,376) |
| Loss from sale/disposal of PPE | (1,380) | (14,406) |
| Interest income | (147,444) | (39,819) |
| Interest expense | 13,157,257 | 1,037,326 |
| Investments equity accounting loss | 2,064,962 | — |
| Propuerto shares provision | 3,083,824 | — |
| Previous years expenses | 224,077 | — |
| Prepaid expenses | (939,988) | 256,266 |
| **Working capital changes:** | | |
| (Increase) in accounts receivable | (43,657,207) | (44,599,441) |
| (Increase) in inventories | (12,569,633) | (17,212,539) |
| Increase in accounts payable | 31,213,148 | 48,457,959 |
| **Cash generated in operating activities** | 41,290,549 | 49,370,907 |
| Income taxes paid | (13,645,118) | (4,589,648) |
| Interest received | 147,444 | 39,819 |
| Interest paid | (9,354,422) | (696,057) |
| **Net cash provided by operating activities** | 18,438,453 | 44,125,021 |
| **Investing activities:** | | |
| Acquisitions of investments in an associate | — | (34,434,121) |
| Purchases of property, plant and equipment | (231,701,207) | (31,290,594) |
| Purchases of assets for sale | — | (3,045,328) |
| Proceeds from sale of property, plant and equipment | 98,952 | 405,577 |
| Purchase of Carbones El Tesoro | (81,721,565) | — |
| Purchases of intangibles | (2,468,307) | — |
| Increase in deferred charges | — | (1,290,752) |
| **Net cash used in investing activities** | (315,792,127) | (69,655,218) |
| **Financing activities:** | | |
| Increase in bank loans | 275,925,766 | 30,833,203 |
| Capital increase | 509,814 | — |
| Increase in amount due to related parties | 16,392,630 | — |
| **Net cash provided by financing activities** | 292,828,210 | 30,833,203 |
| **Net increase (decrease) in cash and cash equivalents** | (4,525,464) | 5,303,006 |
| Cash and cash equivalents, beginning of year | 7,445,583 | 2,142,577 |
| **Cash and cash equivalents, end of year** | 2,920,119 | 7,445,583 |

See notes to the combined pro-forma financial statements

## 1. General

Glencore International AG owns the total shares, as ultimate Shareholder, of the entities C.I. Productos de Colombia S.A. (Prodeco), Carbones de la Jagua S.A. (CDJ), Carbones El Tesoro S.A. (CET), Carbones de la Loma S.A. (Carboloma) and Consorcio Minero Unido S.A. (CMU). The operations of these entities are in Colombia.

Glencore International AG has its operations in Switzerland.

C.I. Prodeco Productos de Colombia S.A. was formed in 1974 in Bogota, Colombia and Carbones de la Loma S.A. is its unique affiliate.

Carbones de la Jagua S.A. was formed in 2004 in Barranquilla, Colombia. In January 12, 2005, Glencore International AG, acquired 100 % of the interests of C.I. Carbones del Caribe S.A., Cementos del Caribe S.A., C.I. del Mar Caribe S.A., Colclinker S.A. and Sociedad Portuaria de Ciénaga S.A. in Carbones de La Jagua S.A. (formerly La Jagua Coal Company S.A.).

Glencore's interest in Carbones de la Jagua S.A. is held through its affiliated companies Tikolan Ltd and Simkana Ltd who directly own interests of 94.9% and 5.1%, respectively in Carbones de la Jagua S.A.

Consorcio Minero Unido S.A. was formed in 1990 in Bogota D.C. Colombia. Glencore's interest in Consorcio Minero Unido S.A. is held through its affiliated companies Merani Holding Ltd and Wichita Holding Ltd who directly own interests of 94.9% and 5.1%, respectively in Consorcio Minero Unido S.A.. Glencore's acquisition of CMU took place on August 17, 2006.

Glencore's interest in Carbones el Tesoro S.A., also a Colombia entity, is held through its affiliated companies Simkana Ltd and Tikolan Ltd who directly own interests of 94.9% and 5.1%, respectively in Carbones el Tesoro S.A.

In March 22, 2007, Carbones el Tesoro S.A. acquired the mine assets of Carbones de los Andes S.A. in order to get access to the exploitation of the Tesoro Mine.

The above Colombian entities are collectively referred to as Prodeco ("The Group"), a non legal entity.

## 2. Nature of business activities

The Group's principal objective is the exploration, exploitation and marketing of thermal coal. The main source of income of the group is derived from the sale of thermal coal to international markets. The exploration and exploitation activities undertaken by CDJ, CMU and CDT are performed independently of the marketing activities, which are undertaken by Prodeco. Transactions between CDJ, CMU and CET with Prodeco are independently conducted and priced based upon prevailing market conditions.

The main business activity of the Group during 2007 was the exploitation of the Calenturitas and La Jagua (composed of the Yerbabuena, El Tesoro and La Jagua mines) coal mines and the purchase of coal from different mines. Both the coal produced and bought were put through the Group coal port located in Santa Marta, Colombia and other ports located in the same geographical area.

## 3. Accounting convention and adoption of new and revised standards

The combined financial statements are presented in United States Dollars, the Group's functional currency and have been prepared under the historical cost convention, as modified for the revaluation of certain land and property, plant and equipment and except where otherwise noted in the financial statements.

The combined financial statements have been prepared in accordance with International Financial Reporting Standards. International Financial Reporting Standards and revisions to standards that took effect in 2007 had no significant effect on amounts reported for the current or previous accounting period.

a. *Standards and Interpretation effective in the current period* — In the current year, the Company has adopted IFRS 7 "Financial Instruments: Disclosures" which is effective for annual reporting periods beginning on after January 1, 2007, and the consequential amendments to IAS 1 "Presentation of Financial Statements".

   Four Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 7 "Applying the Restatements Approach under IAS 29, Financial Reporting in Hyperinflationary Economies"; IFRIC 8 "Scope of IFRS 2"; IFRIC 9 "Reassessment of

Embedded Derivatives"; and IFRIC 10 "Interim Financial Reporting and Impairment". The adoption of IFRS 7 and these four Interpretations have not had a material impact on the Company's financial statements

b. *Standards and Interpretations issued not yet effective* — At the date of authorization of these financial statements, the following IFRS and Interpretations were issued but not yet effective:

IFRS 8 — Operating Segments
IFRIC 11 — IFRS 2: Group and Treasury Share Transactions
IFRIC 12 — Service Concession Arrangements
IFRIC 13 — Customer Loyalty Programmes
IFRIC 14 — IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The directors anticipate that the adoption of these Standards and Interpretations in the future periods will have no material impact on the financial statements of the Group.

## 4. Principles of combination

In order to fully reflect the activities of the Group for accounting purposes, combined financial statements have been prepared. The combination reflects the activities of the Group as if it had operated as one economic entity during 2007.

The results of subsidiaries acquired or disposed of during the year are included in the combined income statement from the effective date of acquisition or up to the effective date of disposal.

All intergroup transactions, balances and unrealised profits have been eliminated on combination

The following Colombian domiciled companies are included in the combined financial statements:

C.I. Prodeco Productos de Colombia S.A., Carbones de la Jagua S.A., Carbones El Tesoro S.A., Carbones de la Loma S.A. and Consorcio Minero Unido S.A.

## 5. Summary of significant accounting policies

### 5.1 Business combination

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquire, plus any costs directly attributable to the business combination. The acquirer's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell. Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquire is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

### 5.2 Revenue recognition

Revenues are recognised when the seller has transferred to the buyer all significant risks and rewards of ownership of the assets sold.

### 5.3 Foreign currency translation

The functional currency of the Group is US Dollar. Transactions in foreign currencies other than US Dollar are recorded at the rates of exchange prevailing on the dates of the transactions.

Monetary assets and liabilities are translated into US Dollar at the year end rate. Non-monetary assets and liabilities, share capital, share premium and restricted reserves are translated at the rate prevailing on the date of the transaction. Revenue and expenses are translated at the average rate on the date in which the transactions occurred.

Exchange gains and losses on transactions other than in US Dollars, completed during the period, together with exchange differences on monetary items are reflected in the statement of income.

The translation of Colombian Peso denominated assets and liabilities into US Dollars at December 31, 2007 does not imply that the Group could realise or settle in US Dollars the translation value of such assets and liabilities.

### 5.4 Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less at the investment date and are carried at the principal amount plus accrued interest at the balance sheet date.

### 5.5 Inventories

Inventories comprise both coal exploited at the mines and coal bought from third parties and spare parts and material mainly used for the port operation. These are valued using the weighted average method and are stated at the lower of cost and net realisable value.

The cost of coal inventories is determined using the weighted average method and compromise the total cost of the operation, depreciation and royalties. Coal at the port includes rail transport cost. Port costs are not included in the valuation of inventory.

Net realisable value of coal inventories represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

### 5.6 Investment in associates

As associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power in the financial and operating policy decisions of the investee but is not control over those policies.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operation.*

Effective 2007, the Group accounts for the investment in its associate FENOCO under the equity method. Under this method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investment. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interest that, in substance, form part of the group's net investment in the associate) are recognised only to the extent that the Group has incurred legal o constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the Group's share of the nėt fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

### 5.7 Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any recognised impairment loss except that land and certain equipment was revalued on July 1, 1994 to amounts not exceeding those expected to be recouped by future use or sale. The revaluation amount net of taxes was taken to revaluation surplus. Assets acquired since the last revaluation are accounted for at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the individual assets. Land is not depreciated.

Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from those that would be determined using fair values at the balance sheet date. Any revaluation increase arising on the revaluation is credited in equity to the properties revaluation reserve, except to the extent that it reserves a revaluation decrease for the same asset previously recognised in profit or loss, in which case the increase is credited to profit or loss to the extent of the decrease previously charged. A decrease in the carrying amount arising on the revaluation is charged to profit or loss to the extent that it exceeds the balance, if any, held in the properties revaluation reserve relating to a previous revaluation of that asset.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between that sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Expenses for repair and maintenance are generally charged to the income statement. However, they are capitalised if they are substantial and significantly extend the initial useful life of the related asset.

Mine exploration and development costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures at new mines areas and major development expenditures at operating mines that are expected to benefit future production are capitalised. Interest expenses allocable to mining assets under development are capitalised. When commercial production is achieved, the capitalised costs are amortised using the unit of production method based on the estimated commercial recoverable tons of coal.

Other non current assets include the costs incurred in the acquisition of the port concession which are amortized on a straight line basis over the life of the concession.

## 5.8 Leasing

Leases are classified as finance leases whenever the terms of the lease transfers substantially all the risks and rewards o ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lesser is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the income statement.

Contingent rentals are recognised as expenses in the periods in which they are incurred.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating lease are recognised as an expense in the period in which they are incurred.

In the event that incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregated benefit of incentives is recognised as a reduction of rental expenses on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

## 5.9 Intangible assets acquired in a business combinations

Intangible assets acquired in a business combination are identified and recognised separately where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date. Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

***Intangible assets — Mining rights***

Represent mineral reserves and resources which can be reliably valued and are recognised in the assessment of fair value on acquisition of mining operations. Mining rights are amortised using the unit of production method based on the estimated commercially recoverable tons of coal.

***Intangible assets — Access to rail and port infrastructure***

The cost of intangible assets with finite and determinable useful lives are amortised to reflect the pattern of economic benefits consumed, principally using the unit of production method based on the estimated tons of coal to be transported or exported. Amortisation shall begin when the asset is available for use. Intangible assets comprise the installment paid to Fenoco S.A. for the access to the rail infrastructure that will be used for coal transportation and the access fee paid to Carbosan S.A. for the exportation of coal through its port.

***Intangible assets — Exploration and feasibility studies and other***

Exploration and feasibility studies and other represent expenditures incurred in connection with the search for mineral resources, as well as the determination of the technical feasibility and commercial viability of extracting those resources. When the feasibility and commercial viability of extracting those resources become demonstrable, these costs are amortised using the unit of production method based on the estimated commercially recoverable tons of coal.

### 5.10 Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

### 5.11 Impairment

At each balance sheet date the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash generating unit to which the asset belongs. Given that Prodeco, Carbones de la Jagua S.A. (CDJ), Consorcio Minero Unido (CMU), Carbones del Tesoro (CET) are mainly single site operations, each of the entire operations, except for some specific identified assets, is considered to represent a single generating unit. The recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated cash flows are discounted to their present value using a pre — tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

Impairment losses are recognised as an expense immediately unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as income immediately unless the relevant asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. Any such reversal is restricted so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the assets (cash generating unit) in prior years.

### 5.12 Income taxes

Income tax expense represents the sum of income tax currently payable and deferred tax.

Current tax — Income tax currently payable is based on taxable income for the each of the tax paying legal entities at December 31, 2007. Taxable profit differs from profit as reported in the combined income statement because it

excludes items of income or expense that are taxable or deductible in other years and it further excludes item that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax — is the expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current liabilities on a net basis.

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognised directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

### 5.13 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risk and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

### 5.14 Land restoration provision

Provision is made for the expected cost of restoring un-rehabilitated disturbed land.

### 5.15 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the cost of those assets.

All other borrowing costs are dealt within income in the period in which they are incurred.

### 5.16 Financial instruments

Financial assets and liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

***Trade receivables***

Trade receivable are stated at their nominal value, as reduced by appropriate allowances for estimated irrecoverable amounts.

*Borrowings*

Interest-bearing bank loans, overdrafts and other borrowings are recorded at the proceeds received. Finance costs where appropriate, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

*Trade payables*

Trade payables are stated at their nominal value.

*Equity instruments*

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

At December 31, 2007 the carrying amounts of cash, accounts receivable, accounts payable and short term debt approximated their fair values due to the short term maturities of these assets and liabilities.

### 5.17 Retirement benefits

The Group contributes on behalf of certain of its employees to separately administered compulsory defined contribution schemes. The annual costs equal the contributions that are required under the plan and are accounted for as an expense.

## 6. Summary of significant judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgements in the process of applying the Company's accounting policies. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The areas involving a high degree of judgements or areas where assumptions and estimates are significant to the financial statements are discussed below.

*Useful lives of property, plant and equipment*

Property, plant and equipment is depreciated on a straight basis over the estimated useful lives of assets. The useful lives are estimated by managements at the time assets are acquired and reassessed annually, with estimated useful lives being based on historical experience of similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

*Amortization of certain intangible assets*

Mining rights and exploration costs incurred in connection with the search for mineral resources are amortized using the unit of production method based on the estimated commercially recoverable tons of coal. These estimates involve and assessments of the geological confidence of the deposit and the economic viability of extraction of the coal. Estimates are determined using external geologist. Information about the characteristics of mineral resources and reserves tends to expand as the development of mines progresses. Expectations of the future mineral prices and production costs also vary as a result of changes in economic and technological factors. Therefore these estimates are reassessed annually by management.

*Impairment of assets*

At each balance sheet date the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If an asset's recoverable amount is less than the asset's carrying amount, an impairment loss is recognized. The recoverable amount is the greater of net selling price and value in use. Future cash flows estimates used to calculate the asset's value in use are based on expectations about future operations primarily comprising estimates about production and sales volumes, commodity price, operating, rehabilitation and restoration cost and capital expenditures. Changes in such estimates could impact recoverable values of the assets.

## 7. Financial risk management

Components of the Group's business could be impacted by various external factors namely, an unforeseen major global economic downturn which in turn results in significantly lower commodity prices and demand, political events and unfavorable actions by governments, natural catastrophes and operational disruptions and financial risks. It is the Group's policy and practice to identify, and where appropriate and practical, to actively manage such risks.

The Group believes that effective, proactive and transparent risk management supports its objective of protecting its current and future financial security, and is of primary importance to its success. It operates a number of financial, operational, compliance and legal risk management functions which seek to monitor, manage and mitigate overall risk exposure.

The main financial risks faced by the Group are as follows:

***Credit risk***

The Group has no significant concentration of debtors. Glencore was appointed by Prodeco to act as its exclusive undisclosed agent for the purpose of providing all marketing and sales agency services relating to the sale of coal in the world. By means of the Agency Agreement proceeds from sales are collected by Glencore on behalf of Prodeco on standard industry settlement terms. At year end 2007 the accounts receivable are related to the sales made in the last month of the year. No receivables were impaired at year end 2007.

***Liquidity risk and capital management***

Proceeds from sales collected by Glencore are paid to the Group on as needed basis. Therefore no excess funds are managed by the Group. Capital investments are managed through bank loans guaranteed by Glencore.

The key liquidity requirement relates to payments to suppliers, has a standard settlement term of 30 days and is managed through working capital.

***Market Risks***

*Interest rate risk*

The Group's interest rate risk is associated to the changes in the Libor rate which is the reference interest rate used in for all US$ denominated loans.

The Group through the area of Finance carries out continuous monitoring of market interest rates, in order to timely identify significant fluctuations that may be presented. Yet to date the interest rate on the existing loans are within the normal ranges of credit market.

*Currency risk*

The functional currency of the Group is US Dollars. The Group's main currency exposure is to the Colombian Peso which represents approximately 30% of the overall operational costs while 70% is US Dollar denominated. Since all proceeds from coal sales are US Dollar denominated, all US Dollar denominated costs are naturally hedged.

*Other price risks*

The Group is exposed to market risk relating to the price of coal. By virtue of the Agency Agreement Glencore undertakes the obligation to use all reasonable efforts to secure from purchasers, for the benefit of Prodeco, the most favorable price and terms of sale.

## 8. Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less at the investment date and are carried at the principal amount plus accrued interests at the balance sheet date. The carrying amount of these assets approximates their fair value. The credit risk on liquid funds is limited as the counterparties are institutions with high-credit ratings.

## 9. Accounts receivable and prepayments

Trade receivable and other financial assets comprise the following:

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Trade accounts receivable[1] | 26,474,574 | 30,608,132 |
| Other debtors: | | |
| Value added tax | 9,823,117 | 4,835,812 |
| Deposits[2] | 11,452,645 | 3,520 |
| Advances for income tax[3] | 8,611,427 | 3,150,349 |
| Royalty prepayments | 1,838,424 | 357,310 |
| Advances to suppliers | 390,896 | 474,643 |
| Employee home loans | 384,301 | 269,739 |
| Prepaid taxes | 197,084 | 451 |
| Port claims | 422,030 | 1,687,802 |
| Other | 501,660 | 2,952,984 |
| Allowance for doubtful accounts[4] | (595,602) | (329,045) |
| Total other debtors | 33,025,982 | 13,403,565 |
| Total current accounts receivable | 59,500,556 | 44,011,697 |
| Prepaid expenses: | | |
| Insurances | 1,670,767 | 730,779 |
| Long term advances: | | |
| Advances to suppliers[5] | 23,247,631 | 11,822,807 |
| Long term advances — Access Fee[6] | 25,413,650 | 12,552,094 |
| Total long term advances | 48,661,281 | 24,374,901 |

1. Current trade accounts receivable comprise accounts receivable from the sale of coal. Most of coal sales are made to Glencore International AG. In accordance with an agency agreement signed in 2007 (see Note 7). The average credit period on sales of goods is 30 days. Based on a review of individual accounts, a provision is made for any amounts considered irrecoverable. Management considers that the carrying amount of trade accounts receivable approximates their fair value.
2. For the year 2007 comprises mandatory deposits kept the at Colombian Central Bank (Banco de la Republica). According to legal regulations, the company is obligated to maintain a deposit equivalent to 11% of the value of the loans received from foreign banks which constitute external indebtedness.
3. Comprises mainly income tax advances amounting to US$6,874,342 (2006: US$ 2,790,558) and withholding taxes of US$1,737,085 (2006: US$ 359,791).
4. Based on a review of individual accounts, a provision for other debtors is made for any amounts considered irrecoverable. Management considers that the carrying amount of the accounts approximates their fair value.
5. Comprises mainly advances for the acquisition of capital expenditures
6. Includes Access Fee advances made to Fenoco amounting to US$24,331,513 (2006: US$11,132,520) and Carbosan US$1,082,137 (2006: US$1,419,574).

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| The movement of the allowance for debtful debts it the following: | | |
| Balance at beginning of the year | 329,045 | 126,080 |
| Impairment losses recongnised on other debtors | 266,557 | 202,965 |
| Amounts written off as uncollectible | — | — |
| Impairment losses reversed | — | — |
| Balance at end of the year | 595,602 | 329,045 |

## 10. Inventories

Inventories comprise the following:

| | | |
|---|---|---|
| Coal | 34,774,561 | 39,701,578 |
| Cattle | 58,312 | 54,533 |
| Spare parts — net | 28,861,917 | 11,369,046 |
| Total | 63,694,790 | 51,125,157 |

## 11. Property, plant and equipment

Property, plant and equipment comprise the following:

| US$ | Land | Buildings | Machinery & equipment | Other fixed Assets[1] | Deferred mining Costs[2] | Masering Penalty | Provision for reforestation of forest reserve | Other Long term assets[3] | Total |
|---|---|---|---|---|---|---|---|---|---|
| Cost/revaluation | | | | | | | | | |
| 1/1/2007 | 51,445,518 | 9,416,458 | 104,170,544 | 10,604,581 | 69,407,032 | — | — | 939,916 | 245,984,049 |
| Additions | 5,197,405 | 1,652,166 | 84,966,517 | 121,270,919 | 4,874,423 | 7,075,880 | 3,135,000 | 3,528,897 | 231,701,207 |
| Desvalorization | (1,019,536) | — | — | — | — | — | — | — | (1,019,536) |
| Retirements and Disposal | — | — | (12,015) | (56,186) | (43,725) | — | — | — | (111,926) |
| Reclassification | (8,343,371) | 7,858 | 92,460,012 | (91,967,552) | — | — | — | — | (7,843,053) |
| 31/12/2007 | 47,280,016 | 11,076,482 | 281,585,058 | 39,851,762 | 74,237,730 | 7,075,880 | 3,135,000 | 4,468,813 | 468,710,741 |
| Comprising: | | | | | | | | | |
| At cost | 3,299,552 | 11,076,482 | 280,815,689 | 39,851,762 | 74,237,730 | 7,075,880 | 3,135,000 | 4,468,813 | 423,960,909 |
| At valuation | 43,980,464 | — | 769,368 | — | — | — | — | — | 44,749,832 |
| | 47,280,016 | 11,076,482 | 281,585,057 | 39,851,762 | 74,237,730 | 7,075,880 | 3,135,000 | 4,468,813 | 468,710,741 |
| Acc. Depreciation and impairment loss | | | | | | | | | |
| 1/1/2007 | — | (3,152,128) | (36,003,143) | (2,348,072) | (3,596,346) | — | — | — | (45,099,689) |
| Depreciation for year | — | (1,275,596) | (10,882,718) | (752,162) | (1,666,498) | — | — | — | (14,576,974) |
| Retirements | — | — | 14,354 | — | | — | — | — | 14,354 |
| Impairment loss | — | — | (841,515) | — | | — | — | — | (841,515) |
| 31/12/2007 | — | (4,427,724) | (47,713,022) | (3,100,234) | (5,262,844) | — | — | — | (60,503,824) |
| NBV 31/12/2006 | 51,445,518 | 6,264,330 | 68,167,401 | 8,256,509 | 65,810,686 | — | — | 939,916 | 200,884,360 |
| NBV 31/12/2007 | 47,280,016 | 6,648,758 | 233,872,036 | 36,751,528 | 68,974,886 | 7,075,880 | 3,135,000 | 4,468,813 | 408,206,917 |

Land and certain equipment were revalued on 1 July 1994 by professional valuers on an open market existing use basis. A review of land took place in 2007 resulting in a decrease of US$1,019,536 in the market value.

The impairment loss recognized in 2004, 2006 and 2007 is related to certain mining equipments which in Calenturitas and CMU, under the current mining plans of the Group, will not be used in the exploitation of the mine.

The following depreciation periods based on the estimated useful lives of the respective assets are applied by the Group:

| | |
|---|---|
| Land | no depreciation |
| Buildings | Up to 20 years |
| Machinery and equipment | Up to 10 years |
| Transportation equipment | Up to 5-10 years |
| Office furniture and equipment | 5-10 years |
| Rail Equipment | 13 years |

(1) Other fixed assets include a dismantling cost provision of US$1,889,160; constructions in progress and assets in transit of US$26,878,809 including the construction of coal transportation facilities in the Calenturitas Coal Mine, the purchase and assembly of coal cars and the

purchase of a rotary drill; and other assets of US$11,083,793 which include aqueducts, plants, energy distribution lines and roads of the mines and Puerto Prodeco.

(2) Comprises overburden, mine exploration and development expenses as well as capitalized interest and administrative expenses in relation to the development and maintenance of the mines. The deferred assets are amortized based on the tonnage produced when mining operations commenced.

(3) Other non-current assets mainly comprise the costs incurred in coal handling facilities studies in Calenturitas (US$2,868,565), Concession Pantanos investment (US$1,230,029) and Deviation of Calenturitas River studies (US$83,334).

## 12. Intangible assets

Intangible assets comprise the following:

| US$ | Mining Rights | Mining lands | Other Intangibles | Access Fee Carbosan | Feasibility Studies | Total |
|---|---|---|---|---|---|---|
| Cost | | | | | | |
| 1/1/2007 | 175,844,289 | — | — | 1,500,000 | 1,049,758 | 178,394,047 |
| Additions | 81,721,565 | 818,729 | 45,428 | 1,053,440 | 550,710 | 84,189,872 |
| Retirements and Disposal | — | — | — | — | — | — |
| Reclassification | — | 7,843,053 | — | — | — | 7,843,053 |
| 31/12/2007 | 257,565,854 | 8,661,782 | 45,428 | 2,553,440 | 1,600,468 | 270,426,972 |
| Amortization | | | | | | |
| 1/1/2007 | (6,500,825) | — | — | (80,426) | — | (6,581,251) |
| Depreciation for year | (15,479,653) | (13,779) | — | (373,627) | (46,878) | (15,913,937) |
| Previous years adjustment | — | (224,077) | — | — | — | (224,077) |
| 31/12/2007 | (21,980,478) | (237,856) | — | (454,053) | (46,878) | (22,719,265) |
| NBV 31/12/2006 | 169,343,464 | — | — | 1,419,574 | 1,049,758 | 171,812,796 |
| NBV 31/12/2007 | 235,585,376 | 8,423,926 | 45,428 | 2,099,387 | 1,553,590 | 247,707,707 |

## 13. Assets for sale

The Group intends to dispose a portion of land originally acquired for building a port in Santa Marta. The assets will be sold to Propuerto as a result of a decision taken by the Directors. The sale is expected to take place within the next twelve months. The proceeds from the sale are expected to exceed the net carrying amount of the assets which was revalued in 2007.

This asset has not been sold yet because it is expected that in 2008 the government will finally indicate where the new port will be built.

## 14. Investments in associates

Details of the Group associates are as follows:

| Name of associate | Principal Activity | Place of incorporation and operation | Ownership interest 2007 | Ownership interest 2006 | US$ 2007 | US$ 2006 |
|---|---|---|---|---|---|---|
| Fenoco S.A. | Rail Transportation | Bogota | 39.76% | 39.76% | 34,189,251 | 36,254,213 |
| Propuerto S.A. | Port Operation | Bogota | 69.44% | 69.44% | 3,083,824 | 3,083,824 |
| Subtotal | | | | | 37,273,075 | 39,338,037 |
| Provision — Propuerto S.A. Shares | | | | | (3,083,824) | — |
| Total | | | | | 34,189,251 | 39,338,037 |

Summarized financial information in respect of the Group's associate Fenoco is set out below.

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Assets | 191,585,275 | 122,235,570 |
| Liabilities | 105,594,047 | 74,582,043 |
| Net assets | 85,991,228 | 47,653,527 |
| Profit (loss) for the period | (5,246,056) | 293,912 |

## 15. Bank loans

Bank loans comprise the following:

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| At amortized cost | | |
| Loans denominated in US Dollars | 333,063,028 | 45,805,147 |
| Loans denominated in Colombian Pesos | 5,019,152 | 2,849,442 |
| Total | 338,082,180 | 48,654,589 |
| Short term bank loans | (159,852,348) | (48,654,589) |
| Long term bank loans | 178,229,832 | — |

Bank loans denominated in US Dollars carry interest at rates equivalent to Libor plus a premium between 0.85% and 4% (2006 0.15% and 1%). The fair value of these bank loans approximates their carrying amount. These loans are secured by promissory notes.

Bank loans denominated in Colombian Pesos carry interest at rates based on DTF plus a premium between 0% and 6%. The fair value of these bank loans approximates their carrying amount and their renewal date is December 2008.

Bank loans with the Barclays Bank are back to back loans secured by Glencore International A.G.

The directors consider that the carrying amount of the bank loans with Barclays Bank approximates their fair value.

## 16. Trade and other accounts payable

Trade and other payables principally comprise amounts outstanding for trade purchases, port concession liabilities and ongoing costs. The average credit period taken for trade purchases is between 30 and 60 days.

For 2007 and 2006 the other accounts payable additionally include US$ 9,931,994 and US$13,242,658 required for the acquisition of the interest in Fenoco S.A. that was partially financed with accounts payable bearing no interest and payable 50% in January 2007 and 50% in January 2008. These accounts payable are guaranteed by promissory notes.

The directors consider that the carrying amount of trade accounts payable and other accounts payable approximates their fair value.

The balances age of accounts payable to trade on December 31, 2007 is as follows:

| | US$ |
|---|---|
| 0 - 30 days | 38,059,483 |
| 31 - 60 days | 378,649 |
| 61 - 90 days | 153,582 |
| More than 90 days | 775,495 |
| Total | 39,367,209 |

## 17. Obligation under financial leases

Finance leases relate to coal equipment with lease terms between 2 and 5 years. The Group has options to purchase the equipment for a nominal amount at the end of the lease period. The Group obligations under finance leases are secured by the lessors's title to the leased assets.

Finance leases comprise the following:

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Loans denominated in US Dollars | 5,630,544 | 18,959,852 |
| Loans denominated in Colombian Pesos | 254,854 | 427,371 |
| Total | 5,885,398 | 19,387,223 |
| Short term loans | (5,710,788) | (6,652,975) |
| Long term loans | 174,610 | 12,734,248 |

Financial leases denominated in US Dollars carry interest at rates equivalent to Libor plus a premium between 1% and 3.5% (2006: between 3% and 3.50%).

Financial leases denominated in Colombian Pesos carry interest at rates equivalent to DTF plus a premium between 5.5 % and 6% (2006: between 1.5% and 6%).

The fair value of the finance lease liabilities is approximately equal to their carrying amount.

## 18. Deferred taxes

Deferred taxes comprise the following:

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Deferred tax liabilities | 27,300,926 | 27,440,224 |
| Deferred tax assets | (30,138,946) | (2,568,676) |
| Total | (2,838,020) | 24,871,548 |

At December 31, 2007 and 2006 the deferred tax assets and deferred tax liabilities relate mainly to the net effect of differences between the book carrying amount and the tax basis of P.P.E, intangible assets and land restoration provision. For year 2007 the main effect is related to the recognition of fiscal losses related tax assets.

The movement for the year in the Group's net deferred tax position was as follows:

| | | |
|---|---|---|
| Opening Balance | 24,871,548 | 579,225 |
| Inception CMU (Business Combination) | — | 31,119,928 |
| Credit to income for the year | (27,709,568) | (6,827,605) |
| Closing balance | (2,838,020) | 24,871,548 |

## 19. Accrued liabilities

| | | |
|---|---|---|
| Land restoration provision[1] | 7,166,116 | 5,115,362 |
| Provision for port dismantling | 2,068,955 | 751,591 |
| Bank interests | 3,211,212 | 2,849,442 |
| Port special contribution | 375,707 | 751,414 |
| Provisions for services and supplies[2] | 2,124,934 | 2,758,206 |
| Provision for reforestation of protected forest zone "Los Motilones"[3] | 3,135,000 | — |
| Total | 18,081,924 | 12,226,015 |
| Short term accrued liabilities | (5,711,853) | (8,915,350) |
| Long term accrued liabilities | 12,370,071 | 3,310,665 |

1. This provision represents management best estimate of costs to be incurred for the restoration of disturbed land in accordance with environmental commitments included in the concession contract.

2. These provisions represent supplies and services received but not invoiced by the suppliers as of year — end.
3. This provision covers environmental obligations acquired under the provisions of Resolution No. 0208 of February 9, 2007 issued by the Ministry of Environment, Housing and Territorial Development.

## 20. Share capital and share premium

The share capital of each of the companies included in the combination consists of the following registered shares, which were all fully paid in:

| Company | Number of shares fully paid | Value per share Col$ | Share capital USD$000'S | Share capital premium USD$000'S |
|---|---|---|---|---|
| C.I. Prodeco S.A. | 54.083.447.373 | 1 | 54,053 | 38,162 |
| Carbones de la Jagua S.A. | 284.211.696 | 1.000 | 118,929 | — |
| Consorcio Minero Unido S.A. | 9.472.228 | 1.000 | 3,905 | 39 |
| At 12/31/2006 | 54.377.131.297 | | 176,887 | 38,201 |
| Carbones El Tesoro S.A. | 1.000.000 | 1.000 | 510 | — |
| At 12/31/2007 | 54.378.131.297 | | 177,397 | 38,201 |

### *Share Premium*

Comprise a higher value paid by the shareholders above the nominal value of the share.

### *Legal reserve*

Colombian law requires that 10% of the annual net profit is accounted for as reserve until the reserve is equal to 50% of the share capital. This reserve may not be distributed to shareholders but can be utilised to absorb future losses.

### *Fiscal depreciation reserve*

This reserve is required to obtain tax deductions for tax depreciation in excess of book depreciation. The reserve is equivalent to 70% of the tax depreciation in excess over book depreciation. According to laws, as depreciation subsequently accounted exceeds that requested annually for tax purpose, this reserve may be distributed to the shareholders.

### *Other Reserves*

The other reserves differently than the legal reserves, appropriate directly from retained earnings, may be regarded as reserves of free availability by the shareholder's meeting.

### *Revaluation Surplus*

*Corresponds to land revaluation.* Where revaluated land is sold, the portion of the properties revaluation reserve that relates to that asset, and is effectively realized, is transferred directly to retained profits.

### *Exchange control*

According to the legal regulations about exchange control, the remittance of dividends outside of the de country has no limit.

## 21. Coal revenue

Sales relate to 10,138,727 tons (2006: 7,468,854 tons) of CMU, CDJ, CET, third parties and Calenturitas coal exported for a total amount of US$545,250,200 (2006: US$386,820,148), and local sales for a total amount of US$1,071,609 (2006: US$7,206,068).

## 22. Staff cost and retirement benefits

The Groups is party to certain defined contributions pension plans. The Group has 1467 employees at December 31, 2007 (2006: 1141 employees). Personnel costs, which include salaries, wages, social benefits and other personnel costs amounted to US$30,516,440 (2006: US$17,645,248).

## 23. Compensation of key management personnel

The remuneration of directors and other members of key management during the year were as follows:

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Short term benefits | 1,813,268 | 1,580,025 |

## 24. Non-operating income

Non-operating income comprises the following:

| | | |
|---|---|---|
| Spare parts physical inventory adjustments(1) | 1,547,170 | — |
| Insurance claims | 410,091 | 29,838 |
| Interest income | 147,444 | 50,681 |
| Services | 104,885 | 142,516 |
| Rentals | 81,875 | 9,856 |
| Gain on disposal of fixed assets | 1,380 | 14,406 |
| Reversal of provisions and other non-operating income(2) | 5,233,091 | 1,232,751 |
| Other Sales | 192,070 | 49,059 |
| Total | 7,718,006 | 1,529,107 |

(1) Corresponds to adjustments resulting from the spare parts physical inventory and the reconciliation of the differences between subsidiary ledger and general ledger.

(2) Corresponds to Carboandes recovery cost 2007: US$3,388,459 (2006: US$0), and the recovery of other cost and expenses 2007: US$1,844,632 (2006: US$1,232,751).

## 25. Non-operating expense

Non-operating expense comprises the following:

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Spare parts obsolete inventory(1) | 3,753,541 | — |
| Provision Propuerto S.A. Shares (Note 14) | 3,083,824 | — |
| Equity Method Fenoco (Note 14) | 2,064,962 | — |
| Impairment loss | 841,515 | 409,678 |
| Foreign exchange gains/ losses | (36,794) | 1,613,014 |
| Other non-operating expenses | 2,751,758 | 1,363,533 |
| Total | 12,458,806 | 3,386,225 |

(1) Corresponds to adjustments resulting from the obsolescence analysis of spare parts inventory .

## 26. Income tax

Total income tax expense comprises the following:

| | | |
|---|---|---|
| Domestic tax expense | 3,967,820 | 12,679,541 |
| Excess income tax 2006 | (4,406,728) | — |
| Deferred income tax for fiscal losses | (32,255,057) | — |
| Deferred income (expense) tax from reversal of temporary differences | 4,545,488 | (6,827,605) |
| Total | (28,148,477) | 5,851,936 |

The deferred tax asset of US$ 2,838,020 (2006: US$ 24,871,548 deferred tax liability) relates mainly to the net effect of differences between the book carrying amount and the tax basis of P.P&E, deferred assets and liabilities and deferred income tax generated by the fiscal losses incurred in 2007.

The charge for the year can be reconciled to the profit per the income statement as follows:

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Profit before taxes | 17,530,507 | 58,948,663 |
| Percentage rate of tax | 34% | 38.5% |
| Income tax at nominal tax rate | 5,960,372 | 22,695,235 |
| Special deductions on fixed assets investments (2007:40% 2006:30%) | (29,329,027) | (5,950,751) |
| Inflation adjustment on equity | — | (4,466,501) |
| Permanent differences, including the effect of Colombian pesos revaluation on Colombian tax bases | (4,779.822) | (6,426,047) |
| Tax expense for the year | (28,148,477) | 5,851,936 |

## 27. Related party transactions

Related party transactions comprise the following balances and transactions:

**Balance Sheet**

| | | |
|---|---|---|
| Trade accounts receivables — Glencore International AG | 26,426,756 | 30,308,725 |
| Long term advances — Fenoco access fee | 24,331,513 | 11,132,520 |
| Trade accounts payable — Glencore International AG | 14,533,355 | 2,022,693 |

**Income Statement**

| | | |
|---|---|---|
| Sales to Glencore International AG | 303,096,579 | 351,173,582 |
| Expenses — Commissions to Glencore International | 12,103,819 | — |
| Expenses — Demurrages in loading vessels | 1,138,919 | 4,869,968 |

## 28. Expenditure commitments

Estimated capital expenditures approved by the board are the following.

| | 2007 | 2006 |
|---|---|---|
| | *US$* | *US$* |
| Calenturitas, Port and Rail | 108,659,556 | 104,545,860 |
| La Jagua — CET | 4,615,174 | — |
| La Jagua — CMU | 5,150,068 | 5,350,320 |
| La Jagua — CDJ | 59,729,605 | 24,327,560 |
| Total expenditure commitments | 178,154,403 | 134,223,740 |

Commitments for capital expenditures mainly consist of the access fee to be paid to Fenoco S.A. for the rail infrastructure expansion 2007: US$47,696,000 (2006:US$66,462,000), Calenturitas coal handling facilities 2007: US$13,551,614 (2006:US$0), Calenturitas mining equipment 2007: US$32,821,243 (2006:US$0), Calenturitas other Projects 2007: US$6,191,020 (2006: US$6,591,140), Port 2007: US$ 2,111,863 (2006: US$2,200,180), Rail 2007: US$27,083,283 (2006: US$56,256,420), La Jagua equipment US$44,140,670 (2006: US$0) and others projects La Jagua 2007: US$ 4,558,710 (2006:US$ 2,714,000).

## 29. Environmental impact — contigencies

In the course of its operations, the Company is subject to various regulations inherent in the legal environment. The administration the Group and its legal counsel have not identified situations which may indicate possible breaches with those rules that may have an important impact on the financial statements other than those recognized by estimated provisions.

## 30. Legal issues

At December 31, 2007 the companies C.I. Prodeco S.A. and Carbones de la Jagua SA, under the partnership contract signed between C.I. Prodeco S.A., Carbones de la Jagua, Consorcio Minero Unido and Carbones El Tesoro with Ferrocarriles del Norte de Colombia S.A. (Fenoco), acquired a take or pay commitment to transport 1,400,000 tons of coal in 2007 for $6.2 million. Management of the Group did not recognize these liabilities in the financial statements insofar as Fenoco could not guarantee access to the rail road between Chiriguaná — Santa Marta in 2007.

## 31. Subsequent events

There are no material subsequent events that require disclosure in these combined financial statements.

# Part IV

# Principal Terms of the Proposed Acquisition

## Acquisition Agreement

Pursuant to the Acquisition Agreement:

(a) Glencore has conditionally agreed to sell, and the Xstrata Group has conditionally agreed to buy, all of the shares in each of the Prodeco Target Companies with effect from the Effective Date. The Prodeco Target Companies collectively hold directly and indirectly all of the issued shares of each of the Prodeco Operating Companies; and

(b) Glencore and Xstrata Coal South America have agreed the legally binding principles of an offtake arrangement in relation to the sale of coal produced by the Prodeco Operating Companies with effect from the Effective Date.

### *Consideration*

The aggregate consideration payable by Xstrata Coal South America to Glencore under the Acquisition Agreement is US$2 billion (subject to certain adjustments which are set out below). Xstrata Coal South America will also pay to Glencore interest on the purchase price from the Effective Date to Prodeco Closing at LIBOR plus 1.50%.

The economic effect of the transaction is a sale and purchase of the Prodeco Business as of the Effective Date. Accordingly, the profits and losses of the Prodeco Business from the Effective Date to Prodeco Closing are for the account of Xstrata Coal South America. For this reason and as is customary for a transaction of this nature, any leakage of value from the Prodeco Target Companies or the Prodeco Operating Companies to Glencore (for example, any dividend paid by a Prodeco Target Company to Glencore) between the Effective Date and Prodeco Closing, or any repayment of debt of the Prodeco Target Companies (that was outstanding at the Effective Date) after Prodeco Closing, is for the account of Glencore on a US dollar for US dollar basis. Conversely, any capital injection by Glencore into the Prodeco Target Companies or the Prodeco Operating Companies (for example, any capital expenditure by Glencore or the Prodeco Operating Companies) between the Effective Date and Prodeco Closing is for the account of Xstrata Coal South America on a US dollar for US dollar basis.

### *Conditions*

Closing of the Acquisition Agreement is conditional upon the satisfaction of each of the following conditions:

(i) the passing of the Proposed Acquisition Resolution;

(ii) all or any applicable waiting periods under the HSR Act having expired, lapsed or been terminated as appropriate;

(iii) the Underwriting Agreement having become unconditional in all respects, save for the condition relating to Admission and Swiss Admission (in each case, nil paid) and the condition relating to the Acquisition Agreement, and not having been terminated prior to Prodeco Closing;

(iv) the consent of the Bermuda Monetary Authority having been obtained in writing by Xstrata Coal South America in respect of the transfer to Xstrata Coal South America of the shares in Tikolan Limited, Simkana Limited, Merani Holding Limited and Wichita Holding Limited; and

(v) all applicable mandatory regulatory approvals having been obtained in writing by Glencore.

In addition, the Acquisition Agreement may be terminated prior to the satisfaction of the conditions referred to above if any fact, matter or event comes to the notice of Xstrata Coal South America at any time prior to Prodeco Closing which: (i) constitutes a material breach by Glencore of the Acquisition Agreement, which, if capable of rectification, has not been rectified within 7 days following notification or by Prodeco Closing (whichever occurs first); (ii) would constitute a breach of any warranty if the warranties were repeated on or at any time prior to Prodeco Closing by reference to the facts and circumstances then existing and which may constitute or constitutes a material adverse change to the Prodeco Business; (iii) constitutes a material adverse change to the Prodeco Business; (iv) involves any of the financial institutions which have the benefit of pledges over any of Glencore's Xstrata Ordinary Shares enforcing any of their rights in respect of such pledges by taking beneficial ownership of such Ordinary Shares; or (v) would cause any of the conditions to the Acquisition Agreement to be incapable of fulfilment.

***Undertakings of Glencore in relation to conduct of Prodeco Business up to Prodeco Closing***

The Acquisition Agreement contains undertakings given by Glencore to Xstrata Coal South America in relation to the conduct of the Prodeco Business until Prodeco Closing. These undertakings require Glencore, amongst other things, to: (i) operate the Prodeco Business in the ordinary and usual course; and (ii) take all reasonable steps to preserve and protect assets of the Prodeco Business, in each case unless Xstrata Coal South America otherwise consents.

***Warranties and tax covenant***

Under the Acquisition Agreement, Glencore has given certain warranties to Xstrata Coal South America concerning the ownership, and constitutional details, accounts, financial matters, mining interests and contracts, of the Prodeco Target Companies and the Prodeco Operating Companies.

Glencore has no liability for a breach of most of the warranties or any claim under the tax covenant (as described below) unless any individual claim exceeds US$0.5 million and unless all claims, in aggregate, exceed US$5 million. For certain other warranties, relating to the disclosure of information, the thresholds are US$1 million and US$10 million respectively.

As is customary for a transaction of this nature, Glencore has agreed in a tax covenant to indemnify Xstrata Coal South America in respect of certain taxation liabilities of the Prodeco Target Companies and the Prodeco Operating Companies, which in each case are attributable to the period up to the Effective Date.

The maximum liability of Glencore for all claims under the Acquisition Agreement and the tax covenant is the purchase price payable pursuant to the Acquisition Agreement.

***Offtake arrangements***

The Acquisition Agreement includes the legally binding principles of an offtake arrangement between Glencore and a member of the Xstrata Group. These principles will be reflected in a legally binding definitive agreement which the parties propose to enter into at or prior to Prodeco Closing.

The offtake arrangements will apply to all ex-mine coal produced by the Prodeco Operating Companies and take effect from the Effective Date to the first anniversary of the Prodeco Closing Date (in respect of sales contracts where the bill of lading date falls before the date on which the Call Option Agreement is due to expire).

The Prodeco Operating Companies will not be obliged to deliver a specified volume of coal to Glencore but they will be obliged to provide monthly updates of forecast tonnage. The price payable by Glencore for the coal will be US$75.00 per tonne based on a BTU of 11,300, net of any charges or costs associated with the sale of the coal (and the price will be adjusted pro rata to the extent that the BTU is more or less that 11,300).

## Call Option Agreement

Pursuant to the Call Option Agreement, Xstrata (Schweiz) AG has conditionally agreed to grant Glencore an option to repurchase the Prodeco Business on any Business Day in the period from Prodeco Closing to the Business Day immediately following the first anniversary of the Prodeco Closing Date.

***Consideration***

The aggregate consideration payable by Glencore under the Call Option Agreement upon exercise of the Call Option is an amount equal to the purchase price payable by Xstrata Coal South America under the Acquisition Agreement, as adjusted in accordance with the terms of that agreement, plus US$250 million, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group, less any amounts distributed by the Prodeco Target Companies to the Xstrata Group, in each case in the period from the Effective Date to the date on which the sale of the Prodeco Business pursuant to the exercise of the Call Option is completed. The Xstrata Group will retain the economic benefit of profits generated by the Prodeco Business in this period, whether or not the Call Option is exercised.

*Exercise*

The Call Option may be exercised on any Business Day in the period from the Prodeco Closing Date to the Business Day immediately following the first anniversary of Prodeco Closing. Should the Call Option be exercised, the Prodeco Business will at all times have been accounted for as a financial asset and its earnings will never have been consolidated into the Enlarged Group's earnings, although Glencore will have paid a repurchase price that adequately compensates Xstrata's Shareholders by providing a robust return on the original consideration paid by Xstrata.

*Conditions*

The exercise of the Call Option is conditional upon the satisfaction of each of the following conditions:

(i) completion of the Acquisition Agreement in accordance with its terms;

(ii) all or any applicable waiting periods under the HSR Act having expired, lapsed or been terminated as appropriate;

(iii) the consent of the Bermuda Monetary Authority having been obtained in writing by Glencore in respect of the transfer to Glencore of the shares in Tikolan Limited, Simkana Limited, Merani Holding Limited and Wichita Holding Limited; and

(iv) all applicable mandatory regulatory approvals having been obtained in writing by Glencore.

*Undertakings of Xstrata (Schweiz) AG relating to conduct of the Prodeco Business*

The Call Option Agreement contains undertakings given by Xstrata (Schweiz) AG to Glencore that, from the date of Prodeco Closing until the completion of the sale of the Prodeco Business pursuant to the exercise of the Call Option, it will ensure that, amongst other things: (i) the affairs of the Prodeco Target Companies are conducted only in the ordinary and usual course; (ii) all transactions between the Prodeco Target Companies and the Xstrata Group are on an arm's length basis; and (iii) all reasonable steps are taken to preserve and protect the assets of each of the Prodeco Target Companies and to retain the goodwill of the Prodeco Business, unless, in each case Glencore otherwise consents in writing.

Glencore undertakes not unreasonably to withold or delay such consent and shall give such consent unless the proposed course of action will cause material prejudice to the value of the entities for which no alternative compensation has been offered.

*Warranties*

Xstrata (Schweiz) AG has given limited warranties to Glencore, including as to the Xstrata Group's ownership at the relevant time of the relevant shares in the Prodeco Target Companies and Xstrata (Schweiz) AG's authority to enter into and perform the Call Option Agreement.

# Part V

# The Xstrata Group's Relationship with Glencore

## 1. Overview

Glencore International is a private, 100% employee-owned, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore International operates on a global scale, marketing physical commodities which it produces at its own industrial assets or purchases from third parties for sale to industrial consumers, such as those in the automotive, steel, power generation, oil and food processing industries. Glencore International also provides financing, logistics and other services to producers and consumers of commodities. These activities are supported by investments in industrial assets relating to its core commodities. Glencore International's headquarters are located in Baar, Switzerland and it has a network of some 50 field offices in over 40 countries throughout the world.

In 1990, Glencore International became a substantial shareholder in Xstrata AG (which merged with Xstrata in 2002 when Xstrata plc became the ultimate holding company of the Group), following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

Members of Glencore and the Xstrata Group have entered into the Acquisition Agreement and the Call Option Agreement. Glencore has also irrevocably undertaken to vote in favour of the Rights Issue Resolutions and to take up its full entitlements under the Rights Issue. In addition, it has agreed to a lock up which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 336,801,333 Ordinary Shares are subject to Glencore's irrevocable undertakings. See Part IV — "Principal Terms of the Proposed Acquisition" for a summary of the terms of the Acquisition Agreement and the Call Option Agreement and paragraph 5 of this Part V below for a summary of the terms of the Glencore Undertaking.

So far as Xstrata is aware, Glencore International, through its wholly-owned subsidiary, Finges Investment BV ("Finges"), beneficially owns 336,801,333 Ordinary Shares, representing approximately 34.45% of the current issued ordinary share capital of Xstrata. On 8 January 2007, Glencore International notified Xstrata that these Ordinary Shares are registered in the name of HSBC Bank plc ("HSBC"). Xstrata understands that a substantial portion of this holding is subject to collateral or similar arrangements related to the provision of finance to Glencore, which may be documented as loans, derivative transactions (including repurchase agreements or forward sales contracts) or otherwise. One of the exceptions to the lock-up contained in the Glencore Undertaking permits Glencore to dispose of interests in Ordinary Shares in the event of any default under Glencore's financing arrangements. See paragraph 5 of this Part V below for a summary of the exceptions to the lock-up contained in the Glencore Undertaking. As a result, a substantial portion of its interest in Xstrata may become subject to sale, transfer or other disposal and any such sale, transfer or other disposal occurring whether before or after the ex-rights date could reduce the number of Existing Shares which Glencore is interested in to below 30% or to below 34.45% but above 30%. The Takeover Panel has granted a dispensation from any obligation on Glencore to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore's interest being reduced as a result such sales, transfers or other disposals and subsequently being increased again through 30% or, if above 30%, by more than 1% as a result of Glencore subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company. Glencore's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally. Prior to Admission, the Joint Underwriters may terminate their obligations in circumstances where either Glencore or Finges breach their obligations under the Glencore Undertaking or dispose of Existing Shares in which Glencore is interested.

## 2. Commercial relationship

### *General*

The Group believes that it benefits from the various arm's length advisory and marketing arrangements in place with Glencore. The Group further believes that Glencore benefits from these arrangements with the Group.

A number of the Group's operating subsidiaries have entered into long-term agency agreements with Glencore, under which Glencore provides marketing services in exchange for agency fees. These fees are negotiated on arm's length terms and range from 3.5% to 5% of the FOB sales revenue. In a number of instances, Glencore acts as collecting agent and also assumes 60% of the non-payment risk of the Chrome Business's ferrochrome trade receivables and 100% of the non-payment risk of the Chrome Business's vanadium trade receivables.

The nickel agency agreement is a performance arrangement under which the performance floor for Xstrata Nickel is an average of past period performance, with upside achievement in premiums being shared.

### *Xstrata Copper*

On 1 January 2007 Xstrata Copper entered into a service agreement (the "Xstrata Copper Service Agreement") with Glencore for a period of four years under the terms of which Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. Xstrata Copper is required to pay US$2.4 million per annum in fees under this agreement.

In 2004 Xstrata Copper North Queensland entered into sales agreements with Glencore in respect of the total available export allocation of copper cathode and surplus North Queensland copper concentrate not processed through its Mount Isa copper smelter. The sales terms for the copper cathode were the LME price plus a range of premiums that is based on Codelco North Asian CIF Liner Terms, less freight discounts by destination. The sales terms for the copper concentrate were based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges comprised both an annual benchmark and a spot component. Xstrata Copper North Queensland and Glencore agreed to terminate these sales agreements with effect from 1 January 2008. From 1 January 2008, the volumes previously sold under these agreements are instead sold by Xstrata Commodities Middle East on the same terms and conditions, as detailed below. Xstrata Copper North Queensland, on occasion, sells by-products to Glencore and purchases concentrate from Glencore at prevailing spot market prices.

In 2008 Xstrata Copper Minera Alumbrera entered into a frame contract with Glencore for the sale of copper concentrate. The frame contract is for an initial five year period and is "evergreen" thereafter, unless terminated by either party on twelve months notice. The sales terms for the copper concentrate are negotiated annually on arm's length terms and conditions. Xstrata Copper Minera Alumbrera on occasions sells copper concentrate to Glencore at prevailing spot market prices. Xstrata Copper Minera Alumbrera on occasions also sells copper concentrate to Glencore under swap arrangements at prevailing spot market prices.

Xstrata Copper Canada entered into copper concentrate purchase and sale agreements with Glencore for the period between 1 January 2008 and 31 December 2008. These purchase and sale agreements have been renewed for the 2009 calendar year. Purchases and sales under these agreements are at prevailing spot market prices. Xstrata Copper Canada also entered into copper cathode sales agreements with Glencore for the period 1 January 2008 to 31 December 2008. Again, these sales agreements have been renewed for the 2009 calendar year. Sales under these agreements are based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper North Chile also entered into copper cathode sales agreements with Glencore for the period from 1 January 2008 to 31 December 2008. These sales agreements have been renewed for the 2009 calendar year. Sales under these agreements are based on either spot or benchmark terms in accordance with prevailing market conditions. Xstrata Copper North Chile, on occasion, sells and purchases by-products to and from Glencore on commercial arm's length terms.

Xstrata Commodities Middle East has entered into copper cathode sales agreements with Glencore for the period between 1 January 2008 and 31 December 2008. These sales agreements have been renewed for the 2009 calendar year. Xstrata Commodities Middle East has also entered into copper concentrate sales agreements with Glencore on the basis of a three-year frame contract commencing 1 January 2008. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

All sales transactions with Glencore are on arm's length terms and conditions.

### *Xstrata Coal*

Xstrata Coal Marketing and Xstrata (Schweiz) AG entered into a Market Advisory Agreement with Glencore International on 2 March 2002 (the "Market Advisory Agreement"). Pursuant to the Market Advisory Agreement, Glencore International, for a fee of US$0.50 per tonne of attributable sales of coal exported by the Group from Australia or South Africa, acts as the Group's market adviser with respect to its export production of coal (other than Xstrata Coal's share of production from the Cerrejón mine — see further below.) Glencore International advises the Group regarding the placement of its Australian and South African export coal in the world market, the future planning for that placement and market opportunities available for the future sale of export coal. Glencore

International also provides the Group's marketing department with real time market intelligence and access to Glencore International's network of global offices. In providing such services Glencore International has agreed not to act for the greater benefit of itself to the disadvantage of the Group. See paragraph 3 of this Part V below — "Relationship with Glencore — Relationship with major Shareholder".

The Market Advisory Agreement remains in full force and effect for a period of 20 years, with a review of the fee at the end of each fifth year of its term. The Market Advisory Agreement may be terminated by Xstrata Coal Marketing after giving 45 days' notice if any person (together with its affiliates) holds, directly or indirectly, 50% or more of the issued share capital of Glencore International. The Market Advisory Agreement may also be terminated by either party with immediate effect if:

- the other party commits a material breach of the agreement and fails to remedy the breach, if capable of remedy, within 30 days of receiving written notice from the other party identifying such breach; or
- the other party enters into liquidation or is declared insolvent.

Xstrata (Schweiz) AG has agreed to guarantee the performance by Xstrata Coal Marketing of its obligations under the Market Advisory Agreement.

On 5 January 1995, Cumnock entered into a sales and marketing agreement with Glencore under which Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal for a commission of US$0.75 per tonne for all coal sold by Cumnock. Glencore and Cumnock agreed to terminate this agreement with effect from 7 November 2008, with the consequence that future export tonnes will be subject to the Market Advisory Agreement.

From time to time, the Group enters into market standard forward commodity price contracts with Glencore International as counterparty. In 2008 the Group entered into market standard forward commodity price derivatives for 1,965,000 tonnes (compared to 60,000 tonnes in 2007) with Glencore as counterparty. During the year ended 31 December 2008, 105,000 tonnes at an average FOB price of US$64.59 per tonne were delivered (compared to nil in 2007). At 31 December 2008, 2,340,000 tonnes (compared to 60,000 tonnes in 2007) were contracted with Glencore for delivery in 2009. These derivatives are on arm's length terms and conditions.

During the year ended 31 December 2008, 142,414 tonnes were borrowed from Glencore and 342,620 tonnes were transferred back to Glencore, with nil tonnes owed to Glencore at 30 June 2008 (as at 31 December 2007, 200,206 tonnes were owed to Glencore), in each case on arm's length terms and conditions.

All other coal purchases and sales with Glencore International are on arm's length terms and conditions.

In 2006 the Group entered into a three year fuel supply agreement with Glencore to supply diesel fuels to the Group's coal mines in New SouthWales and Queensland. Under this supply agreement, US$116.3 million worth of fuel was delivered during the year ended 31 December 2008 (US$69 million worth of fuel was delivered during the year ended 31 December 2007). The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel.

In 2005, Cerrejón entered into a four year fuel supply agreement with Glencore to supply diesel fuels. The Group's fuel purchases under this agreement for the year ended 31 December 2008 were US$92.5 million (the Group's fuel purchases under this agreement for the year ended 31 December 2007 were US$48 million). The supply agreement is on arm's length terms and prices change for each shipment according to the world market price per barrel.

***Xstrata Nickel***

In March 2007, Xstrata Nickel entered into sole distributorship agreements with Glencore for its nickel, cobalt and ferronickel production. These agreements continue until 31 December 2012 and are automatically renewed for successive three-year periods, unless terminated by either party on not less than 12 months' notice prior to the end of the original term or any renewed term, or unless Xstrata Nickel permanently ceases production of these metals. Xstrata Nickel, at its sole discretion, may cease, suspend or reduce production at any time. Glencore is obliged to distribute the products with all due care and diligence and to cultivate and maintain good relations with purchasers and potential purchasers in accordance with sound commercial principles and taking into account Xstrata Nickel's business principles. All sales terms and conditions are on an arm's length basis. For nickel and cobalt sales, the price basis is the month following the month of delivery to Glencore with reference to, in the case of nickel, the monthly average LME cash "sellers" settlement price and, in the case of cobalt, metal bulletin low grade. For ferronickel, the

price basis is with reference to the price quoted on the LME at a time linked to the sale to the end customer. Accordingly, provisionally priced nickel, ferronickel and cobalt revenues are subject to final price adjustments at the time of sale. During the year ended 31 December 2008, Xstrata Nickel sold to Glencore 89,567 tonnes of nickel, 3,137 tonnes of cobalt, and 19,845 tonnes of nickel in ferronickel compared with 71,150 tonnes of nickel, 2,708 tonnes of cobalt, and 24,212 tonnes of nickel in ferronickel for the period from the commencement of these agreements to 31 December 2007. In addition, Glencore pre-pays to Xstrata Nickel in two equal instalments each month 100% of the value of that month's planned production. The pre-payment balance as at 30 June 2008 amounted to US$54 million.

Xstrata Nickel has two agreements with Glencore for the treatment of approximately 2,000 tonnes per annum of white alloy raw material feeds to its Nikkelverk refinery in Norway and the Sudbury smelter in Canada. The contracts include both a metal purchase component and a metal return component. The term of the contracts is to the end of 2009, continuing indefinitely thereafter unless terminated by either party on six months' notice given not earlier than 1 July 2009. Treatment and refining charges to Glencore are subject to price participation adjustments based on prevailing market prices.

### *Xstrata Zinc*

On 1 January 2007, Xstrata Zinc renewed a service agreement with Glencore (the "Xstrata Zinc Service Agreement") for a period of four years. Under the terms of this service agreement, Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. The fees payable by Xstrata Zinc to Glencore under the Xstrata Zinc Service Agreement are US$2.4 million per annum.

In 2004, Xstrata Zinc entered into an agreement with Glencore for the purchase of 380,000 dmt per annum of zinc concentrate. This agreement was on an 'evergreen' basis, but was terminated by agreement during 2008. Treatment charges in respect of purchases under this agreement were negotiated annually on an arm's length basis.

Xstrata Zinc (San Juan de Nieva and Nordenham) has entered into a sale agreement with Glencore in respect of SHG zinc slabs or CGG ingots. During the financial year ended 31 December 2008 210,000 tonnes were supplied. This compares with 217,500 tonnes supplied during the year ended 31 December 2007. Sales under this agreement are based on market FOB/CPT prices, plus the respective market premium.

Xstrata Zinc (McArthur River) has entered into an agreement with Glencore to sell to Glencore 281,600 wmt of zinc concentrate per annum. The initial term of this agreement runs until 31 December 2009, after which it will become 'evergreen' in nature, unless terminated by the parties. Treatment charges under this agreement are negotiated annually on an arm's length basis.

Xstrata Zinc (Mount Isa) has entered into three agreements with Glencore to supply zinc concentrate to Glencore. Two of these agreements had an initial term until 31 December 2008, after which they became 'evergreen' in nature. The first agreement is to supply 90,000 wmt per annum. The second agreement is to supply from 80,000 up to 100,000 wmt per annum, for the purpose of swapping Mount Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually on an arm's length basis. The third agreement was for the supply of 30,000 wmt during the 2008 calendar year only, for the purpose of swapping Mount Isa concentrate for the same volume to be delivered to Xstrata's European smelters at equivalent terms. In addition to these contracted sales, during the financial year ended 31 December 2008 an additional 64,000 wmt of zinc concentrate was sold to Glencore at prevailing spot market prices.

Xstrata Zinc Canada has entered into sales agreements with Glencore to supply it with 12,510 tonnes per annum of SHG zinc slabs and 14,000 tonnes per annum of SHG zinc slabs and "jumbo" size zinc ingots. Sales under these agreements are based on market delivery duty paid plus the respective market premium. Since 1 January 2008 Xstrata Zinc Canada has also sold additional SHG and HG zinc slabs, and "jumbo" size zinc ingots at prevailing spot market prices.

Xstrata Zinc Canada has entered into a frame contract with Glencore for the sale of surplus Brunswick lead concentrate. During the financial year ended 31 December 2008, Xstrata Zinc Canada sold to Glencore 14,000 wmt of lead concentrate and 220,000 wmt of zinc concentrate at prevailing spot market prices.

All purchase and sales transactions with Glencore are on arm's length terms and conditions.

***Xstrata Alloys***

*Chrome operations*

Xstrata South Africa and Merafe have a ferrochrome marketing agreement with Glencore International under which Glencore acts as the exclusive world-wide marketing agent for the sale of the PSV's entire production of ferrochrome, other than ferrochrome sold into the United States, Canada and certain Asian countries.

The agreement continues for the duration of the PSV. Glencore International is obliged to use its best endeavours to arrange sales of ferrochrome to customers at prevailing market rates, subject to initial agreement and approval by Xstrata South Africa. Glencore International is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers. Glencore International assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales. The PSV also pays to Glencore International a monthly market analysis and administration fee of US$50,000.

If at any time Glencore International notifies the PSV that it is unable to find purchasers for the PSV's full production of ferrochrome for any period or has difficulty in assessing any market, the PSV is entitled to seek purchasers of that quantity of ferrochrome or to sell ferrochrome into the market concerned, provided that a price floor is met. Glencore International is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales.

Ferrochrome sold into the United States and Canada is distributed by Glencore under two distribution agreements. These agreements continue indefinitely, with either party having the right to terminate the agreement on 12 months' notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the percentage of commission payable under the ferrochrome marketing agreement.

Mitsui & Co. Limited ("Mitsui & Co.") is the appointed distribution agent of the Xstrata Group for ferrochrome sales into China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A change in distribution agent for sales into these countries must be done with the consent of Glencore International. Mitsui & Co. is entitled to receive 2.5% sales commission on sales revenue FOB value for tonnages above 30,000 and up to 75,000 and 3.5% of the sales revenue FOB value for tonnages exceeding 75,000 but not exceeding 105,000 per annum. The distribution agreement with Mitsui & Co. is co-terminous with the operating agreement between Xstrata South Africa and Mitsui Minerals Development South Africa ("MMDSA") in relation to the Xstrata's Lydenburg ferrochrome plant situated in South Africa. MMDSA owns a 12.5% undivided share in the fixed assets of the Xstrata Lydenburg plant, of which Xstrata South Africa acts as independent contractor. This ownership entitles MMDSA to 12.5% of the rated capacity (capped at 240,000 tonnes) of ferrochrome produced at an amount equal to FOB cost per tonne plus 3.5% of the FOB export price for the products taken. Upon termination of the operating agreement and the distribution agreement, Xstrata South Africa will be obliged to purchase the 12.5% undivided share of the fixed assets of the plant from MMDSA at the prevailing market price.

*Vanadium operations*

In 2005, Xstrata South Africa entered into a 13-year marketing agreement with Glencore International in respect of Xstrata South Africa's entire production of vanadium, other than vanadium sold into the United States and Canada.

Glencore International is obliged to use its best endeavours to arrange sales of vanadium pentoxide, ferrovanadium, ammonium meta-vanadate and vanadium trioxide to customers at prevailing market rates, subject to initial agreement and approval by Xstrata South Africa. Xstrata South Africa is obliged to pay to Glencore International an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 100% of the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its own products in the market. Glencore International is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold by the Group into the United States and Canada are distributed by Glencore under two distribution agreements. The distribution agreements have the same term as the marketing agreement.

The direct costs incurred by Glencore and a distribution fee of 2.5% on FOB sales revenue are deducted from the final price payable by Glencore to Xstrata South Africa for the vanadium pentoxide or ferrovanadium.

## 3. Relationship with major Shareholder

On 20 March 2002, Glencore International and Xstrata entered into an agreement (the "Relationship Agreement") which regulates the ongoing relationship between them. The principal purpose of the Relationship Agreement is to ensure that Xstrata is capable of carrying on the Group's business independently of Glencore International and that transactions and relationships between Glencore and the Group are at arm's length and on normal commercial terms. The Relationship Agreement will continue for so long as the Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and Glencore International is Xstrata's controlling shareholder (as such term is defined in the Relationship Agreement). Currently, a controlling shareholder is a person who holds either 30% or more of the votes exercisable at general meetings of Xstrata or has the right to control the appointment of the majority of the directors of Xstrata. As stated above in paragraph 1 of this Part V — "Relationship with Glencore — Overview", so far as Xstrata is aware, Glencore International, through its wholly-owned subsidiary, Finges, beneficially owns 336,801,333 Ordinary Shares, representing approximately 34.45% of the current issued ordinary share capital of Xstrata. On 8 January 2007, Glencore International notified Xstrata that these Ordinary Shares are registered in the name of HSBC.

Under the Relationship Agreement:

- Xstrata and Glencore International agree that transactions and relationships between the Group and Glencore will be conducted at arm's length and on a normal commercial basis;
- Xstrata and Glencore International agree to ensure that Xstrata is capable, at all times, of carrying on its business independently of any member of Glencore;
- Glencore International is only permitted to nominate a maximum of three directors of Xstrata or (if lower or higher) such number of directors of Xstrata nominated by Glencore International as is equal to one less than the number of independent directors. Glencore International previously nominated three directors to the board of directors of Xstrata. However, following Mr. David Issroff's resignation from the board of directors of Xstrata with effect from 20 May 2006, Glencore International currently only has two nominees on the board of directors of Xstrata, being Messrs. Strothotte and Glasenberg;
- directors of Xstrata nominated by Glencore International are not permitted, unless the independent directors agree otherwise, to vote on any resolutions of Xstrata's board of directors to approve any aspect of the Group's involvement in or enforcement of any arrangements, agreements or transactions with any member of the Glencore Group; and
- Glencore International undertakes to procure that Glencore shall not exercise its voting rights to procure amendment to the constitutional documents of Xstrata which would be inconsistent with, or undermine, the Relationship Agreement.

The Group believes that the terms of the Relationship Agreement as described above enable it to carry on its business independently from Glencore.

## 4. Related party transactions

Descriptions of the material provisions of agreements and other arrangements between the Xstrata Group and Glencore are contained in the following:

(a) the Acquisition Agreement and the Call Option Agreement described in Part IV — "Principal Terms of the Proposed Acquisition" of this Circular;

(b) the Cerrejón Acquisition Agreement described in Part III — "Principal Terms of the Proposed Acquisition" of the Cerrejón Circular (which description is incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference");

(c) the transactions and arrangements described in this Part V above; and

(d) the related party transactions and arrangements described in the following parts of the following documents, which have been incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference":

(i) page 90 — Note 14 (Related Parties) of the Xstrata plc Half-Yearly Report 2008 for the six months ended 30 June 2008;

(ii) pages 233 to 240 (inclusive) — Note 35 (Related Parties) of the Annual Report and Accounts for the financial year ended 31 December 2007;

(iii) pages 236 to 240 (inclusive) — Note 36 (Related Party Transactions) of the Annual Report and Accounts for the financial year ended 31 December 2006; and

(iv) pages 104 to 108 (inclusive) — Note 38 (Related Parties) of the Annual Report and Accounts for the financial year ended 31 December 2005.

## 5. Glencore Undertaking

The Glencore Undertaking dated 29 January 2009 is between Glencore International, Finges and the Company. Pursuant to the Glencore Undertaking, Finges, a wholly-owned subsidiary of Glencore International, irrevocably undertakes to take up in full its entitlements to subscribe for New Shares under the Rights Issue. The consideration paid by Xstrata in connection with the Proposed Acquisition will be used by Glencore to take up its entitlements under the Rights Issue. This undertaking will cease to have effect if the following conditions are not fulfilled by 30 April 2009: (i) the publication of the Prospectus; (ii) Prodeco Closing; and (iii) Admission of the New Shares, nil paid.

Finges has also undertaken in the Glencore Undertaking to exercise or procure the exercise of all voting rights in respect of its Ordinary Shares in favour of each of the Rights Issue Resolutions. Since the Proposed Acquisition Resolution is in respect of a related party transaction for the purposes of the Listing Rules, each of Glencore International and Finges has further irrevocably undertaken that: (a) it shall not exercise or procure the exercise of any voting rights in respect of any Ordinary Shares on the Proposed Acquisition Resolution; and (b) it will take all reasonable steps to ensure that its associates will not exercise or procure the exercise of any voting rights in respect of the Proposed Acquisition Resolution.

The Glencore Undertaking also contains a lock-up in relation to Glencore International's and Finges's interests in Xstrata that will expire six months after the latest time and date for acceptance and payment in full of entitlements to subscribe for New Shares pursuant to the Rights Issue. The lock-up arrangements do not prevent a disposal by Glencore International or Finges of an interest in Xstrata: (i) pursuant to certain merger or take over transactions in respect of Xstrata and its Ordinary Shares; (ii) which is the subject of a distribution or dividend; (iii) necessary for Glencore International or Finges to be in compliance with or not in breach of any applicable law or regulation or any ruling or pronouncement of any court, tribunal or regulatory authority; (iv) to any other member of Glencore which enters into similar undertakings with Xstrata; (v) to any financial institution in connection with any financing arrangement (provided that such disposal does not prevent full compliance with Glencore's undertakings to vote in favour of the Rights Issue Resolutions or to take up its entitlements to subscribe for New Shares, except where any such disposal is as a result of the perfection of a security interest) or to any financial institution to hold as custodian, nominee or agent; (vi) in connection with the acceptance of a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 979 of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; or (vii) in connection with the execution and delivery by Glencore International and/or Finges of an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in (vi) above. Xstrata understands that a substantial portion of Glencore International and Finges's holding is subject to collateral or similar arrangements related to the provision of finance to Glencore. The Glencore Undertaking does not prevent disposal of any interest in Ordinary Shares as a result of the perfection of a security interest.

Glencore has irrevocably and unconditionally guaranteed to the Company the due and punctual performance by Finges of all its obligations under or pursuant to the Glencore Undertaking.

# Part VI

## Unaudited Preliminary Results for the Xstrata Group for the Financial Year Ended 31 December 2008

The unaudited Preliminary Results for the Xstrata Group for the year ended 31 December 2008, which are set out in Part III — "Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008" of the Prospectus, are incorporated by reference into this Circular, as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

# Part VII

## Unaudited Pro Forma Financial Information

Unaudited pro forma financial information on the Xstrata Group for the six-month period ended 30 June 2008 and as at 30 June 2008, including the basis of preparation and the reporting accountant's report thereon, which provides information on the expected impact of the Rights Issue, the Proposed Acquisition and the Lonmin Stake Acquisition on assets, liabilities and earnings of the Xstrata Group and is set out in Part IV — "Unaudited Pro Forma Financial Information" of the Prospectus, is incorporated by reference into this Circular, as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

# Part VIII

# Additional Information

## 1. Interests of Glencore and other major shareholders

As at 30 January 2009 (being the latest practicable date prior to the publication of this Circular), notifications had been received of the following interests in 3% or more of Xstrata's issued ordinary share capital:

| *Shareholder* | *Number of Ordinary Shares* | *Percentage of issued ordinary share capital* |
|---|---|---|
| Finges Investment BV(1) | 336,801,333 | 34.45% |
| Capital Research and Management | 51,492,225 | 5.27% |
| AXA S.A. | 41,225,636 | 4.22% |
| Legal & General Group plc | 29,999,246 | 3.07% |

Note:

(1) The voting rights comprised in this interest are directly controlled by Finges Investment BV, a wholly-owned subsidiary of Glencore International. Xstrata understands that a substantial portion of this holding is subject to collateral or similar arrangements related to the provision of finance to Glencore.

Insofar as is known to Xstrata, immediately following the New Shares Issue, the interests of those persons set out above and the amount of such persons' interests, including as a percentage of the Enlarged Share Capital (assuming full take up by such persons of their entitlements under the Rights Issue and no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Circular) and such issue) will be:

| *Shareholder* | *Number of Ordinary Shares* | *Percentage of Enlarged Share Capital* |
|---|---|---|
| Finges Investment BV(1) | 1,010,403,999 | 34.45% |
| Capital Research and Management | 154,476,675 | 5.27% |
| AXA S.A. | 123,676,908 | 4.22% |
| Legal & General Group plc | 89,997,738 | 3.07% |

Note:

(1) The voting rights comprised in this interest are directly controlled by Finges Investment BV, a wholly-owned subsidiary of Glencore International. Xstrata understands that a substantial portion of this holding is subject to collateral or similar arrangements related to the provision of finance to Glencore.

Save as disclosed above, the Xstrata Directors are not aware of any person who as at 30 January 2009 (being the latest practicable date prior to the publication of this Circular), directly or indirectly, has a holding which exceeds the threshold of 3% or more of the total voting rights attaching to the issued ordinary share capital of the Company. The figures above do not take account of interests in the voting rights of the Company of any existing Shareholders or third party (other than Glencore) who buys Existing Shares before the Record Date and who, as a result, acquires an interest in the total voting rights attaching to 3% or more of the issued ordinary share capital of the Company.

Save as disclosed above, as at 30 January 2009 (being the latest practicable date prior to the publication of this Circular), the Company was not aware of any person or persons who directly, indirectly, jointly or severally, exercise or could exercise control over the Company nor is it aware of any arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.

None of the Company's major Shareholders has, or will have, different voting rights attached to the Ordinary Shares they hold.

Mr. Strothotte and Mr. Glasenberg are Directors nominated by Glencore International. Therefore, potential conflicts of interest may arise between the duties owed by such Directors to the Company and their duties to Glencore. The Relationship Agreement between the Company and Glencore regulates the ongoing relationship between the Company and Glencore. In particular, under the Relationship Agreement directors of Xstrata nominated by Glencore International are not permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Company's board of directors to approve any aspect of Xstrata's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore.

Directors and Senior Executives have notified the Board of all their directorships and other interests. It is not considered that any of these, other than as disclosed above, could result in a conflict of their duties to the Company. To the best of the knowledge of the Company, there are no other potential conflicts of interests between any duties to the Company of the Company's Directors and senior management and their private interests and/or other duties.

## 2. Significant changes

### Macroeconomic environment

The interruption of robust demand for commodities and stable economic conditions by the sudden and severe impact of the global financial crisis in the fourth quarter of 2008 on the availability of liquidity and expectations for global economic growth, and the consequent impact on commodities prices (offset in part by favourable changes in foreign exchange rates), as described in Part I — "Letter from the Senior Independent Director — Information on Xstrata — Current trading and prospects", resulted in lower revenue and EBITDA in the second half of 2008 compared to the corresponding period in 2007.

### Acquisition of 24.9% stake in Lonmin

On 6 August 2008, the Xstrata Group purchased for cash in the market an aggregate of 16,706,481 Lonmin ordinary shares, representing approximately 10.7% of the then issued ordinary share capital of Lonmin, at a price of £33.00 per Lonmin ordinary share, or approximately £551 million (US$1,084 million) in aggregate.

On 1 October 2008, the Xstrata Group purchased for cash in the market an aggregate of 22,232,940 further Lonmin ordinary shares, representing approximately 14.2% of the then issued ordinary share capital of Lonmin, at an average price of approximately £19.79 per Lonmin ordinary share, or approximately £440 million (approximately US$794 million) in aggregate.

The 38,939,421 Lonmin ordinary shares acquired by the Xstrata Group between August and October 2008 represented approximately 24.9% of Lonmin's then-issued ordinary share capital (and represented approximately 24.7% in accordance with Lonmin's total voting rights announcement of 5 January 2009) and were acquired for a total cash consideration of approximately £991 million (approximately US$1,878 million). The Xstrata Group's Lonmin ordinary shares are held by Xstrata Zinc BV and the acquisitions were funded entirely through the Xstrata Group's debt facilities.

### Impairment charges

Following its early actions to close or suspend marginal operations in the light of the low commodity price environment, the Xstrata Group identified, as part of its annual impairment assessment at an asset or cash-generating unit level, unaudited impairment charges of US$974 million for the year ended 31 December 2008, relating principally to the decision to place the Falcondo operation under care and maintenance, a re-evaluation of closure and rehabilitation costs at the Kidd operations in Canada and the weaker demand for sulphuric acid and medium-term environmental capital expenditure requirements on future cash flows in respect of the Group's copper operations in north Chile.

### Club Facility

In October 2008, the Xstrata Group entered into the US$5 billion Club Facility, allowing it to refinance its indebtedness and restructure its debt maturity profile, such that no significant refinancing will be required until 2011.

Other than as outlined in this paragraph 2 above, there has been no significant change in the financial or trading position of the Xstrata Group since 30 June 2008, the date to which the latest published interim financial information of the Xstrata Group was prepared.

## 3. Summary of the terms of the Underwriting Agreement

Pursuant to the Underwriting Agreement, Deutsche Bank and JPMorgan Cazenove have agreed, save in respect of rights which are taken up pursuant to the Glencore Undertaking[1], as agent for the Company to procure subscribers for some or all of the New Shares not taken up under the Rights Issue at a price not less than the total of the Issue Price (plus expenses), failing which, Deutsche Bank and J.P. Morgan Securities Ltd. have agreed to subscribe themselves for any such New Shares.

The Company has agreed to pay Deutsche Bank and JPMorgan Cazenove (a) a commission of 3% of the aggregate value at the Issue Price of 1,955,341,080 New Shares less the maximum number of New Shares that are subject to the Glencore Undertaking (being 673,602,666 New Shares) taken up by Glencore pursuant to the Glencore Undertaking); and (b) a further commission of 0.125% of the aggregate value at the Issue Price of 1,955,341,080 New Shares less the maximum number of New Shares that are subject to the Glencore Undertaking with respect to each additional period of seven full days or part thereof following the initial period of 30 days from and including the date of the Underwriting Agreement up to and including the second Business Day after the Closing Date (or such later date as determined pursuant to the terms of the Underwriting Agreement), or, if earlier, the date on which the obligations of the Banks under the Underwriting Agreement are terminated or lapse or the Underwriting Agreement ceases to be capable of becoming unconditional, provided that any commission so payable shall be reduced on a pro rata basis in respect of any period of less than seven full days.

The Company will generally pay all other costs, charges and expenses of, or incidental to, the Rights Issue including the Banks' reasonable legal and other out-of-pocket expenses and all related value added tax, if applicable.

The Underwriting Agreement is conditional on, amongst other things: all of the conditions to the Acquisition Agreement (save for the allotment and issue of the New Shares to be allotted and issued to Glencore under the Rights Issue and any condition which will be satisfied on Admission) having been fulfilled (or if capable of waiver, waived) by Admission; on this Prospectus being approved by and filed with the FSA in accordance with the Prospectus Rules and the FSMA and filed with the SIX in accordance with the Swiss Listing Rules and being made available to the public by not later than 6 February 2009 (or such later time or date as the Banks may agree); none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made; the Glencore Undertaking becoming unconditional, subject only to Admission; Admission and Swiss Admission occurring at or before 8.00 a.m. (London time) on 9 March 2009 (or such later time or date as the Company and the Banks may agree); and the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

The Underwriting Agreement confers on the Banks the right to terminate their obligations, prior to Admission for amongst other things any material inaccuracy or omission from documents relating to the Rights Issue, including

---

[1] As at 30 January 2009 (being the latest practicable date prior to the publication of this Circular) US$374,900,000 of the 2017 Convertible Bonds remain outstanding. At the current exchange price of £15.27, the 2017 Convertible Bonds are convertible into 13,571,812 Ordinary Shares. If all of the 2017 Convertible Bonds converted before the ex-rights date it would result in an additional 27,143,624 New Shares being offered pursuant to the Rights Issue. Given that the current exchange price of £15.27 is substantially higher than the existing market price of the Ordinary Shares, Xstrata does not believe that any of the 2017 Convertible Bonds will be converted before the ex-rights date and has, therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion. The Xstrata Employee Share Ownership Trust and Xstrata Employee and Directors' Share Ownership Trust currently hold in aggregate 5,074,064 Ordinary Shares to satisfy the exercise or vesting of awards granted pursuant to the Xstrata Share Schemes. In addition to the 2017 Convertible Bonds, if all options and awards in respect of Ordinary Shares granted under the Xstrata Share Schemes prior to 30 January 2009 (being the latest practicable date prior to the publication of this Circular) and capable of being exercised prior to the ex-rights date were to be exercised prior to the ex-rights date, the Directors would be required to issue a further 11,824 Ordinary Shares. This would result in an additional 23,648 New Shares being offered pursuant to the Rights Issue. Given the exercise prices of these options are, in most cases, substantially higher than the existing market price of the Ordinary Shares, Xstrata has assumed that none of these options will be exercised before the ex-rights date and has, therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such exercise. As the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion or exercise are not underwritten, if they are not subscribed for (whether by Qualifying Shareholders or otherwise) then they will not be allotted and issued. Even if all the New Shares the subject of the Rights Issue are not subscribed for (whether by Qualifying Shareholders, the Joint Underwriters or otherwise), those New Shares which have been taken up will be allotted to persons who have validly subscribed for New Shares if the Rights Issue becomes unconditional.

the Prospectus; material breach of any of the representations, warranties or undertakings provided by the Company pursuant to the Underwriting Agreement or of any other provision of the Underwriting Agreement; any breach by Glencore or Finges of their obligations under the Glencore Undertaking or a "Disposal" (as that term is defined in the Glencore Undertaking) of an interest in any Ordinary Shares or any rights in respect of Ordinary Shares (i) on an event of default or perfection or enforcement of security under any arrangement with any bank or financial institution(s) (or any subsidiary(ies) or affiliate(s) of any such bank or financial institution(s)) in connection with any arrangement entered into by either Glencore or Finges (or any other subsidiary(ies) or affiliate(s) of Glencore), inter alia, in connection with the provision of finance to the Glencore group of companies or any affiliate of any such member of the Glencore group of companies, whether such arrangement is documented by way of one or more (or a combination of) loans, derivatives transactions (including repurchase agreements and forward sale contracts), or (ii) which is necessary in order for it to be in compliance with or not in breach of any applicable law or regulation or any ruling or pronouncement of any court, tribunal or regulatory authority with competent jurisdiction; a change in national or international financial, economic or political conditions, as would be likely to materially prejudice the success of the Rights Issue and the distribution of the New Shares or dealings in the New Shares in the secondary market.

Pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the latest time and date for acceptance and payment in full under the Rights Issue (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

The Underwriting Agreement also contains: (i) certain customary warranties by the Company as to the accuracy of the information contained in the Prospectus and in relation to other matters relating to the Enlarged Group and its businesses; (ii) indemnities from the Company in favour of each of the Banks; and (iii) certain undertakings from the Company relating, amongst other things, to consultation with, and the provision of information to, the Banks.

Glencore has irrevocably undertaken in the Glencore Undertaking described in paragraph 5 of Part V — "The Xstrata Group's Relationship with Glencore — The Glencore Undertaking" to take up in full its entitlements under the Rights Issue.

## 4. Material contracts

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that (i) in the opinion of the Company may be relevant to Shareholders in making a properly informed assessment of how to vote on the Proposed Acquisition Resolution; and (ii) (a) have been entered into by Xstrata or any member of the Xstrata Group within the two years immediately preceding the date of this Circular which are or may be material to the Xstrata Group; or (b) have been entered into by Xstrata or any member of the Xstrata Group at any other time and which contain provisions under which Xstrata or any member of the Xstrata Group has an obligation or entitlement that is material to the Xstrata Group as at the date of this Circular:

(a) the Acquisition Agreement and the Call Option Agreement, details of each of which are provided in Part IV — "Principal Terms of the Proposed Acquisition";

(b) the Relationship Agreement, details of which are provided in paragraph 3 of Part V — "The Xstrata Group's Relationship with Glencore — Relationship with major Shareholder";

(c) the Glencore Undertaking, details of which are provided in paragraph 5 of Part V — "The Xstrata Group's Relationship with Glencore — Glencore Undertaking";

(d) the Underwriting Agreement, details of which are set out in paragraph 3 of this Part VIII above; and

(e) the other contracts of which details are set out in paragraph 21 of Part IX — "Additional Information — Material Contracts" of the Prospectus, which has been incorporated by reference into this Circular as set out in the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

## 5. Share capital

The authorised, issued and fully paid share capital of Xstrata as at 30 January 2009 (being the latest practicable date prior to the publication of this Circular) is as follows:

| | *Authorised (number)* | *Authorised* | *Issued (number)* | *Issued* |
|---|---|---|---|---|
| Ordinary Shares of US$0.50 each | 1,500,000,000 | US$750,000,000 | 977,670,540 | US$488,835,270 |
| Non-Voting Deferred Shares of £1 each | 50,000 | £50,000 | 50,000 | £50,000 |
| Special Voting Share of US$0.50 | 1 | US$0.50 | 1 | US$0.50 |

Immediately following the issue of the New Shares pursuant to the Rights Issue, the authorised, issued and fully paid share capital of Xstrata (assuming no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Circular) and such issue) would be as follows:

| | *Authorised (number)* | *Authorised* | *Issued (number)* | *Issued* |
|---|---|---|---|---|
| Ordinary Shares of US$0.50 each | 4,500,000,000 | US$2,250,000,000 | 2,933,011,620 | US$1,466,505,810 |
| Non-Voting Deferred Shares of £1 each | 50,000 | £50,000 | 50,000 | £50,000 |
| Special Voting Share of US$0.50 | 1 | US$0.50 | 1 | US$0.50 |

There are no treasury shares held by the Company as at the date of this Circular.

As at 30 January 2009 (being the latest practicable date prior to the publication of this Circular) Kleinwort Benson (Channel Islands) Nominees Limited holds 5,074,064 Ordinary Shares on behalf of the Xstrata Share Schemes, representing approximately 0.52% of Xstrata's current issued ordinary share capital as at that date.

As at 30 January 2009 (being the latest practicable date prior to the publication of this Circular) Batiss Investments Limited holds 16,230,000 Ordinary Shares pursuant to the Xstrata Group's ECMP representing approximately 1.66% of Xstrata's current issued ordinary share capital as at that date.

The Existing Shares are listed on the Official List, admitted to trading on the London Stock Exchange's main market for listed securities and admitted to listing on the SIX.

Application will be made to the Financial Services Authority for the New Shares to be listed on the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's main market for listed securities and will be made to the Admission Board of the SIX for the New Shares to be admitted to listing on the SIX. The New Shares will rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all dividends or other distributions declared. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. The New Shares will be capable of being held in uncertificated form and credited to a CREST account or evidenced by a share certificate.

## 6. Consent

6.1 Deutsche Bank has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

6.2 JPMorgan Cazenove has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

6.3 Rothschild has given and not withdrawn its written consent to the inclusion herein of statements attributed to it and the references to its name in the form and context in which they appear.

## 7. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), from the date of this Circular up to and including the date of

conclusion of the Extraordinary General Meeting at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS, UK:

(a) the memorandum and articles of association of the Company;

(b) the Annual Reports and Accounts of Xstrata, including the audited consolidated accounts and the independent auditors' reports for each of the years ended 31 December 2005, 31 December 2006 and 31 December 2007;

(c) the Xstrata plc Half-Yearly Report 2008, including unaudited consolidated accounts and the independent review report for the six months ended 30 June 2008;

(d) the Preliminary Results of Xstrata for the year ended 31 December 2008;

(e) the consent letters referred to in paragraph 6 of this Part VIII;

(f) a copy of the Acquisition Agreement;

(g) a draft of the form of the Provisional Allotment Letter;

(h) a copy of this Circular;

(i) a copy of the Prospectus; and

(j) a copy of the documents incorporated by reference into this Circular as described in the section of this Circular headed "Relevant Documentation and Incorporation by Reference".

The above documents will also be available at Theater-Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland from at least 15 minutes prior to the Extraordinary General Meeting until the conclusion of that meeting.

# Part IX

## Definitions and Glossary of Technical Terms

### Definitions

| | |
|---|---|
| "2017 Convertible Bonds" | the US$375,000,000 4.00% Guaranteed Convertible Bonds due 2017 issued by Xstrata Capital |
| "Acquisition Agreement" | the sale and purchase agreement dated 29 January 2009 between Glencore International, Xstrata (Schweiz) AG and Xstrata Coal South America in relation to the Proposed Acquisition, pursuant to which Glencore has conditionally agreed to sell and the Xstrata Group has conditionally agreed to purchase the entire issued share capital of the Prodeco Target Companies, which is described in Part IV — "Principal Terms of the Proposed Acquisition — Acquisition Agreement" |
| "Admission" | admission of the New Shares, nil paid and fully paid, to (i) listing on the Official List, and (ii) trading on the London Stock Exchange's main market for listed securities |
| "Alloys Business" | the business of the Xstrata Group comprising its chrome, vanadium and platinum operations as further described in Part II — "Information on the Xstrata Group — Xstrata Alloys Summary" of the Prospectus |
| "Annual Reports and Accounts" | the annual reports and accounts prepared by Xstrata for the financial years ended 31 December 2005, 31 December 2006 and 31 December 2007 |
| "Argentine pesos" or "ARS" | the lawful currency of Argentina |
| "Articles" | the articles of association of Xstrata which are described in paragraph 9 of Part IX — "Additional Information — Summary of the memorandum and articles of association of Xstrata and mandatory takeover bids, squeeze-out and sell-out rules" of the Prospectus |
| "associated undertaking" | has the meaning given in paragraph 20(1) of Schedule 4A to the Companies Act 1985 |
| "Australia" | the Commonwealth of Australia |
| "Australian dollars" or "A$" | the lawful currency of Australia |
| "Banks" | Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. |
| "Batiss" | Batiss Investments Limited |
| "BHP Billiton" | BHP Billiton plc and/or BHP Billiton Limited as the context may require |
| "Board" or "Board of Directors" or "Directors" or "Xstrata Directors" | the Executive Directors and Non-Executive Directors of Xstrata as at the date of this Circular |
| "Business Day" | any day which is not a Saturday, a Sunday or a bank or public holiday in England and Wales or in the Swiss Canton of Zug and Zurich |
| "Call Option" | the proposed option for Glencore to repurchase the Prodeco Business from the Xstrata Group subject to, and in accordance with, the Call Option Agreement |
| "Call Option Agreement" | the option agreement between Glencore International and Xstrata (Schweiz) AG dated 29 January 2009 pursuant to which Xstrata (Schweiz) AG grants an option to Glencore to repurchase the Prodeco Target Companies, which is described in Part IV — "Principal Terms of the Proposed Acquisition — Acquisition Agreement" |
| "Canada" | Canada, her territories and her possessions |

| | |
|---|---|
| "Canadian dollars" or "C$" or "Cdn$" or "CAD" | the lawful currency of Canada |
| "Canadian GAAP" | accounting principles generally accepted in Canada |
| "Cerrejón" | the Cerrejón coal mining operation in Colombia carried on by Anglo American plc, BHP Billiton and Xstrata |
| "Cerrejón Acquisition" | the acquisition, which completed on 12 May 2006, by the Xstrata Group from Glencore of its one-third interest in Cerrejón |
| "Cerrejón Acquisition Agreement" | the sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006, in relation to the Cerrejón Acquisition |
| "Cerrejón Circular" | the circular dated 23 March 2006 and issued by the Company in respect of the Cerrejón Acquisition |
| "certificated" or "in certificated form" | an Ordinary Share or other security (as appropriate) not in uncertificated form |
| "CHF" or "Swiss Francs" | the lawful currency of Switzerland |
| "Chilean pesos" or "CLP" | the lawful currency of Chile |
| "Chrome Business" | the business of the Xstrata Group comprising its chrome operations as further described to Part II — "Information on the Xstrata Group — Xstrata Alloys Summary — Chrome and vanadium operations" of the Prospectus |
| "Circular" or "this document" | this circular issued by the Company and dated 2 February 2009 |
| "City Code" | the City Code on Takeovers and Mergers |
| "Closing Date" | the last date for acceptance and payment in full in respect of the Nil Paid Rights |
| "Closing Price" | the closing middle-market price of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange |
| "Club Facility" | the facility under the Club Facility Agreement |
| "Club Facility Agreement" | the facility agreement, details of which are set out in paragraph 21.13.2 of Part IX of the Prospectus — "Additional Information — Material contracts — Debt Facilities Agreement — Club Facility" |
| "Coal Business" | the business of the Xstrata Group, comprising the Coal Operations in Australia, South Africa and Columbia as further described in Part II — "Information on the Xstrata Group — Xstrata Coal summary" of the Prospectus |
| "Colombian pesos" | the lawful currency of Colombia |
| "Companies Act" | the Companies Act 2006, as amended, in so far as in force |
| "Companies Act 1985" | the Companies Act 1985, as amended |
| "Company" or "Xstrata" | Xstrata plc, a public limited company incorporated in England and Wales |
| "Computershare" or "Registrar" | Computershare Investor Services PLC |
| "Copper Business" | the business of the Xstrata Group comprising the Falconbridge copper operations in Australia, Argentina, Canada, Chile and Peru as further |

| | |
|---|---|
| | described in Part II — "Information on the Xstrata Group — Xstrata Copper summary" of the Prospectus |
| "CREST" | the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which Euroclear is the operator (as defined in the CREST Regulations) |
| "CREST Manual" | the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by Euroclear on 15 July 1996 and as amended since) |
| "CREST member" | a person who has been admitted by Euroclear as a system-member (as defined in the CREST Regulations) |
| "CREST Regulations" | the Uncertificated Securities Regulations 2001 (SI 2001/3755) |
| "CREST Shareholders" | Shareholders holding Ordinary Shares in uncertificated form |
| "CREST sponsor" | a CREST participant admitted to CREST as a CREST sponsor |
| "Deutsche Bank" | Deutsche Bank AG, London Branch |
| "Directors" or "Xstrata Directors" or "Board" or "Board of Directors" | the Executive Directors and Non-Executive Directors of Xstrata as at the date of this Circular |
| "Disclosure and Transparency Rules" | the Disclosure Rules and Transparency Rules of the Financial Services Authority |
| "Duiker" | Duiker Mining (Proprietary) Limited, a company incorporated in South Africa with limited liability |
| "EBIT" | earnings before interest and taxation |
| "EBITDA" | unless otherwise indicated, when used in relation to the Xstrata Group, net profit or loss from continuing operations before interest, tax, depreciation and amortisation, and when used in relation to Prodeco, earnings before interest, taxation, depreciation and amortisation |
| "ECMP" | Xstrata's independently managed equity capital management programme, under which up to 10% of the issued share capital of Xstrata can be purchased in the market by Batiss, a Guernsey-registered entity owned by a charitable trust, which is independent of the Xstrata Group |
| "Effective Date" | 1 January 2009 |
| "EGM Notice" | the notice of the Extraordinary General Meeting set out at the end of this Circular |
| "Enex" | Enex Resources Limited (now known as Xstrata Coal Investments Australia Pty Limited), a company incorporated in Australia with limited liability |
| "Enlarged Group" | the Xstrata Group as enlarged by, if the Proposed Acquisition completes, the Prodeco Business |
| "Enlarged Share Capital" | the issued ordinary share capital of the Company as it will be immediately following the New Shares Issue assuming the maximum number of New Shares are issued under the Rights Issue |

| | |
|---|---|
| "EU" | the European Union |
| "Euro" or "€" | the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended |
| "Euroclear" | Euroclear UK & Ireland Limited, the operator of CREST |
| "ex-rights date" | the date that Existing Shares will be marked "ex-rights" by the London Stock Exchange, expected to be 3 March 2009 |
| "Executive Directors" | the executive Directors of Xstrata |
| "Existing Shares" | the existing issued Ordinary Shares |
| "Extraordinary General Meeting" or "EGM" | the extraordinary general meeting of the Company convened for Monday, 2 March 2009 (including any adjournment thereof), notice of which is set out at the end of this Circular |
| "Falconbridge" | Xstrata Canada Corporation (which changed its name from Falconbridge Limited with effect from 22 October 2007), a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability |
| "Fenoco" | Ferrocarriles del Norte de Colombia S.A. |
| "Financial Services Authority" or "FSA" | the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of admission to listing on the Official List otherwise than in accordance with Part VI of the FSMA |
| "Finges" | Finges Investment BV, a wholly-owned subsidiary of Glencore International |
| "Form of Proxy" | the form of proxy accompanying this Circular for use by Shareholders in respect of the EGM |
| "FSMA" | the Financial Services and Markets Act 2000, as amended |
| "Fully Paid Rights" | rights to subscribe for New Shares, fully paid |
| "Glencore" | Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof |
| "Glencore International" | Glencore International AG, a company incorporated in Switzerland with limited liability |
| "Glencore International Nominees" | the Xstrata Directors nominated by Glencore, currently being Messrs. Strothotte and Glasenberg |
| "Glencore Undertaking" | the deed of irrevocable undertakings dated 29 January 2009 between Glencore International, Finges and the Company under which, amongst other things, Finges has irrevocably undertaken to vote its Ordinary Shares in favour of the Rights Issue Resolutions and to take up its entitlements under the Rights Issue, details of which are set out in paragraph 5 of Part V — "Relationship with Glencore — Glencore Undertaking" |
| "Group" or "Xstrata Group" | Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "HSBC" | HSBC Bank plc |
| "HSR Act" | Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder |

| | |
|---|---|
| "IFRS" | International Financial Reporting Standards as adopted by the Council of the EU |
| "Issue Price" | the price of 210 pence per New Share at which each New Share will be offered pursuant to the Rights Issue |
| "Joint Underwriters" | Deutsche Bank and J.P. Morgan Securities Ltd. |
| "JPMorgan Cazenove" | JPMorgan Cazenove Limited |
| "JPMorgan Chase" | JPMorgan Chase Bank, National Association |
| "J.P. Morgan Securities Ltd." | J.P. Morgan Securities Ltd. acting as underwriter on behalf of its affiliate JPMorgan Cazenove |
| "£" or "Sterling" or "GBP" or "pence" | the lawful currency of the United Kingdom |
| "LIBOR" | London Inter Bank Offering Rate |
| "Listing Rules" | the Listing Rules of the Financial Services Authority |
| "London Stock Exchange" | London Stock Exchange plc |
| "Lonmin" | Lonmin plc, a public limited company incorporated in England and Wales |
| "Lonmin Stake Acquisition" | the acquisition by the Xstrata Group of its interest in the ordinary share capital of Lonmin |
| "Market Advisory Agreement" | the agreement entered into between the Xstrata Group and Glencore International whereby Glencore International acts as the Xstrata Group's market advisor with respect to export production of coal, as described in Part V — "The Xstrata Group's Relationship with Glencore" |
| "Merafe" | Merafe Resources Limited, a company incorporated in South Africa with limited liability |
| "New Shares" | new Ordinary Shares issued in connection with the Rights Issue |
| "New Shares Issue" | the issue of the New Shares in connection with the Rights Issue |
| "Nickel Business" | the business of the Xstrata Group comprising its nickel operations as further described in Part II — "Information on the Xstrata Group — Xstrata nickel summary" of the Prospectus |
| "Nil Paid Rights" | rights to subscribe for New Shares, nil paid, which are expected to be provisionally allotted to all Qualifying Shareholders on the register on the Record Date pursuant to the Rights Issue |
| "Non-Executive Directors" | the non-executive Directors of Xstrata |
| "OECD" | the Organisation for Economic Co-operation and Development |
| "Official List" | the Official List of the Financial Services Authority |
| "Ordinary Shares" | ordinary shares of US$0.50 each in the capital of Xstrata |
| "Peruvian Sol" | the lawful currency of Peru |
| "Preliminary Results" | the unaudited preliminary results for the Xstrata Group for the year ended 31 December 2008 set out in Part III — "Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008" of the Prospectus |
| "Prodeco" | the Prodeco coal mining operation (and associated infrastructure) in Colombia carried on by the Prodeco Operating Companies and Fenoco |

| | |
|---|---|
| "Prodeco Business" | Glencore's interests in Prodeco held through the Prodeco Target Companies which, subject to the terms and conditions of the Acquisition Agreement, will be acquired by the Xstrata Group |
| "Prodeco Closing" | the completion of the sale and purchase of the shares in the Prodeco Target Companies in accordance with the provisions of the Acquisition Agreement |
| "Prodeco Closing Date" | the date on which Prodeco Closing occurs |
| "Prodeco Operating Companies" | C.I. Prodeco S.A., Carbones de La Jagua S.A., Carbones el Tesoro S.A., Consorcio Minero Unido S.A. and Carbones de la Loma S.A. |
| "Prodeco Target Companies" | Chestfield Coal Resources Limited, Tikolan Limited, Simkana Limited, Merani Holding Limited and Wichita Holding Limited |
| "Proposed Acquisition" | the proposed acquisition by the Xstrata Group of the Prodeco Business pursuant to the Acquisition Agreement and the proposed option for Glencore to repurchase the Prodeco Business from the Xstrata Group pursuant to the Call Option Agreement |
| "Proposed Acquisition Resolution" | the Resolution numbered 1 in the EGM Notice, relating to the Proposed Acquisition |
| "Prospectus" | the prospectus dated 2 February 2009 and issued by Xstrata in respect of the Rights Issue (together with any supplements or amendments thereto) |
| "Prospectus Rules" | the rules made for the purposes of Part VI of the FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004 |
| "Provisional Allotment Letter" or "PAL" | the provisional allotment letter representing Nil Paid Rights or Fully Paid Rights expected to be issued to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, Australia, Canada, Japan or South Africa) |
| "PSV" | the pooling and sharing venture between Xstrata South Africa and Merafe |
| "Qualifying CREST Shareholders" | Qualifying Shareholders holding Ordinary Shares in uncertificated form |
| "Qualifying Non-CREST Shareholders" | Qualifying Shareholders holding Ordinary Shares in certificated form |
| "Qualifying Shareholders" | Shareholders on the register of members of Xstrata on the Record Date |
| "Rand" or "ZAR" | the lawful currency of South Africa |
| "Record Date" | 5.00 p.m. London time (6.00 p.m. Central European time) on 27 February 2009 |
| "Regulatory Information Service" | one of the regulatory information services authorised by the Financial Services Authority to receive, process and disseminate regulatory information from listed companies |
| "Relationship Agreement" | the agreement dated 20 March 2002 between the Company and Glencore International, details of which are provided in paragraph 3 of Part V — "The Xstrata Group's Relationship with Glencore — Relationship with major Shareholder" |
| "Resolutions" | the resolutions set out in the EGM Notice |

| | |
|---|---|
| 'Rights Issue" | the offer by way of rights to Qualifying Shareholders to subscribe for New Shares, on the terms and subject to the conditions set out or referred to in Part VII —"Use of Proceeds and Terms and Conditions of the Rights Issue" of the Prospectus and, in the case of Qualifying Non-CREST Shareholders only, the Provisional Allotment Letter |
| "Rights Issue Resolutions" | the Resolutions excluding the Proposed Acquisition Resolution |
| "Rothschild" | N M Rothschild & Sons Limited |
| "Securities Act" | the US Securities Act of 1933, as amended |
| "Shareholders" | holders of Ordinary Shares |
| "SIX" | SIX Swiss Exchange Ltd |
| "SIX SIS" | SIX SIS Ltd |
| "SIX SIS System" | the system and/or facilities of SIX SIS for the settlement of transactions in securities |
| "South Africa" | the Republic of South Africa |
| "Swiss Admission" | the commencement of dealings in New Shares on the SIX |
| "Syndicated Facility" | the facility under the Syndicated Facility Agreement |
| "Syndicated Facility Agreement" | the facility agreement, details of which are set out in paragraph 21.13.1 of Part IX — "Additional Information — Material contracts — Debt Facilities Agreements — Syndicated Facility" of the Prospectus |
| "uncertificated" or "in uncertificated form" | recorded on the register of members as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST |
| "Underwriting Agreement" | the underwriting agreement dated 29 January 2009 between Xstrata and the Banks described in paragraph 3 of Part VIII — "Additional Information — Summary of the terms of the Underwriting Agreement" |
| "United Kingdom" or "UK" | the United Kingdom of Great Britain and Northern Ireland |
| "United States" or "US" or "USA" | the United States of America, its territories and possessions and any state of the United States and the District of Columbia |
| "US dollars" or "US Dollars" or "US$" or "$US" or "cents" | the lawful currency of the United States |
| "US$m" | millions of US dollars |
| "Xstrata" or the "Company" | Xstrata plc, a public limited company incorporated in England and Wales |
| "Xstrata AG" | Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger |
| "Xstrata AG Share Schemes" | the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger) |
| "Xstrata Alloys" | the Alloys Business |
| "Xstrata AVP" | the Xstrata Added Value Incentive Plan |

| | |
|---|---|
| "Xstrata Canada" | Xstrata Canada Corporation (which changed its name from Falconbridge Limited with effect from 22 October 2007), a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability |
| "Xstrata Capital" | Xstrata Capital Corporation A.V.V., a company incorporated in Aruba with limited liability |
| "Xstrata Coal" | the Coal Business |
| "Xstrata Coal Marketing" | Xstrata Coal Marketing AG, a company incorporated in Switzerland with limited liability |
| "Xstrata Coal South America" | Xstrata Coal South America Ltd., a company incorporated in Bermuda with limited liability |
| "Xstrata Copper" | the Copper Business |
| "Xstrata Group" or "Group" | Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "Xstrata LTIP" or "LTIP" | the Xstrata Long Term Incentive Plan |
| "Xstrata Merger" | the merger of Xstrata AG and the Company on 25 March 2002 pursuant to which the Company became the ultimate holding company of the Xstrata Group |
| "Xstrata Nickel" | the Nickel Business |
| "Xstrata plc Half-Yearly Report 2008" | the unaudited interim report of Xstrata for the six month period ended 30 June 2008 |
| "Xstrata (Schweiz) AG" | Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability |
| "Xstrata Share Schemes" | the Xstrata LTIP, the Xstrata AVP, the Xstrata AG Share Schemes, the option granted to Mr Davis in September 2001 and the option granted to Mr Reid in January 2002 |
| "Xstrata South Africa" | Xstrata South Africa (Proprietary) Ltd, a company incorporated in South Africa with limited liability |
| "Xstrata Zinc" | the Zinc Business |
| "Zinc Business" | the business of the Xstrata Group comprising the Falconbridge zinc mining, smelting and concentrate operations as further described in Part II — "Information on the Xstrata Group — Xstrata Zinc summary" of the Prospectus |

## Glossary of Technical Terms

| | |
|---|---|
| "attributable sales" | that part of sales from a mine or operation in which the relevant person has an economic interest. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners |
| "bituminous" | a measure of coal rank. It is a measure of the degree of metamorphosis or change from the original plant or vegetative state |
| "brownfield" | brownfield development projects are expansions to existing operations with proximity to existing infrastructure and known geological composition |
| "BTU" | British Thermal Unit |
| "capacity" | the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions |
| "cathode" | a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process |
| "CGG" | continuous galvanising grade, zinc ingot |
| "coal mine" | an operating mine producing coal |
| "coke" | bituminous coal from which the volatile components have been removed |
| "coking coal" | coal used to create coke — which is consumed in the steel reduction process |
| "concentrate" | material that has been processed to increase the content of contained material or mineral relative to the contained waste |
| "cost curve" | a graphic representation in which the total production volume of a given commodity across the relevant industry is arranged on the basis of average unit costs of production from lowest to highest to permit comparisons of the relative cost positions of particular production sites, individual producers or groups of producers across the world or within a given country or region |
| "CPT" | carriage paid to |
| "dilution" | the contamination of ore with barren wall rock. The assay of the ore after mining is frequently lower than when sampled in place |
| "dmt" | dry metric tonnes |
| "ferrochrome" | an alloy of iron and chromium primarily used as an input to stainless steel making |
| "ferronickel" | an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained |
| "ferrovanadium" | an alloy of iron and vanadium |
| "FOB" | free on board |
| "grade" | the quality of an ore, alloy or metal, usually expressed as a percentage of the primary element |

| | |
|---|---|
| "greenfield" | greenfield development projects are expansions to areas where the Enlarged Group does not currently operate |
| "indicated mineral resource"(1) | part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed |
| "JORC Code" | the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves |
| "kg" | kilogramme |
| "LME" | London Metal Exchange |
| "longwall" | mining method in which a coal face is mined using a shearer mounted on an armoured chain conveyor that runs along the full length of the coal face. Hydraulic jacks support the roof over the worked-out area. As the longwall face advances, the roof behind the jacks is allowed to cave |
| "matte" | a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals |
| "measured mineral resource"(1) | part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity |
| "mill" | a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals |
| "mineral reserve"(1) | economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined |
| "mineral resource"(1) | a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade of quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge |
| "MRMR" | mineral resource and mineral reserve |

| | |
|---|---|
| "Mt" | million tonnes |
| "Mtpa" | million tonnes per annum |
| "NI 43-101" | Canadian National Instrument 43-101 — "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators |
| "open cut" or "open pit" | method of mining where overlying strata overburden is removed, and ore is extracted directly, without the use of underground workings as the primary means of extraction |
| "ore" | a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction commercially profitable |
| "PGM" or "platinum group metals" | platinum, palladium, rhodium and related metals present in some nickel/copper ores |
| "plant" | fixed or moveable equipment required in the process of winning or processing the ore |
| "pound" | Imperial pound, equivalent to 0.4536 kilogrammes |
| "project" | a deposit which is in the pre-operating phase of development and, subject to capital investment, feasibility investigations, statutory and management approvals and business considerations, may be commissioned as a mine |
| "recoverable reserves" or "recovery" | where relating to coal, the tonnages of in-situ reserves that are expected to be recovered. i.e. that portion of the seam which will be extracted |
| "refinery" | a plant where concentrates or matte are processed into one or more refined metals |
| "reserves" | those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable |
| "resources" | all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences |
| "rights" or "surface rights" | the ownership of the surface land under which minerals occur |
| "royalty" | a share of the product or profit reserved by the owner for permitting another to exploit the property |
| "SAG-ball grinding" | semi-autogenous grinding and ball milling, a process to reduce rock-sized ore to a suitable size to liberate individual minerals before separation |
| "SHG" | special high grade, zinc ingot of 99% purity |
| "slag" | the waste material left after metal has been smelted |
| "smelter" | a plant in which concentrates are processed into an upgraded product |
| "smelting" | thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities speared as lighter slag |
| "thermal coal" | coal used in generating steam for electricity production |
| "t" or "tonne" | metric tonne, 1,000 kilogrammes, equivalent to 2,204.62 pounds |
| "tonnage" | number of tonnes |

| | |
|---|---|
| "waste" | rock lacking sufficient grade and/or other characteristics or ore to be economic |
| "wmt" | wet metric tonnes |
| "zinc concentrate" | product of flotation process typically ranging in zinc content between 45% and 60% |

Note:

(1) NI 43-101 definitions

# Notice of Extraordinary General Meeting

## Xstrata plc

*(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)*

### Notice of Extraordinary General Meeting

NOTICE is hereby given that an Extraordinary General Meeting of Xstrata plc (the "Company") will be held at Theater-Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland on Monday, 2 March 2009 at 10.30 a.m. (Central European time) to consider and, if thought fit, pass the following resolutions:

**Resolutions 1 to 3 to be proposed as ordinary resolutions**

1. THAT, subject to Resolutions 2, 3 and 4 being passed, the following transaction (which is a related party transaction for the purposes of the Listing Rules of the Financial Services Authority) be and is hereby approved:

(a) the proposed acquisition by the Xstrata Group (as defined in the circular from the Company to its shareholders dated 2 February 2009 (the "Circular")) of the Prodeco Business (as defined in the Circular) on the terms and subject to the conditions of the Acquisition Agreement (as defined in the Circular), a copy of which is produced to the meeting and, for identification purposes, initialled by the chairman of the meeting; and

(b) the granting by Xstrata (Schweiz) AG of the Call Option (as defined in the Circular) to Glencore (as defined in the Circular) to repurchase the Prodeco Business and the disposal by the Xstrata Group of the Prodeco Business to Glencore if and when the Call Option is exercised, in each case on the terms and subject to the conditions of the Call Option Agreement (as defined in the Circular), a copy of which is produced to the meeting and, for identification purposes, initialled by the chairman of the meeting; and

THAT the board of directors of the Company (or any duly constituted committee of the board of directors of the Company) be and is hereby authorised to take all such steps as it considers necessary, expedient or desirable to implement and effect the transaction described in this Resolution above and any matter incidental to such transaction and to waive, amend, vary, revise or extend any of such terms and conditions as it may consider to be appropriate, provided always that the authority of the board of directors of the Company (or any duly constituted committee of the board) to implement and effect such transaction and any matter incidental to such transaction or to waive, amend, vary, revise or extend any of such terms and conditions, in each case other than in accordance with the Acquisition Agreement and the Call Option Agreement, shall be limited to waivers, amendments, variations, revisions or extensions that are not material in the context of the transaction as a whole.

2. THAT, subject to Resolutions 1, 3 and 4 being passed, the authorised share capital of the Company be and is hereby increased from US$750,000,000.50 and £50,000 to US$2,250,000,000.50 and £50,000 by the creation of an additional 3,000,000,000 ordinary shares of US$0.50 each in the capital of the Company having the rights and privileges and being subject to the restrictions contained in the Articles of Association of the Company (the "Articles") and ranking *pari passu* in all respects with the existing ordinary shares of US$0.50 each in the capital of the Company.

3. THAT, subject to Resolutions 1, 2 and 4 being passed, the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities be and is hereby renewed for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed and for that period the section 80 amount shall be (i) US$991,254,176 (equivalent to 1,982,508,352 ordinary shares of US$0.50 each in the capital of the Company) in connection with one or more issues of relevant securities under the Rights Issue (as defined in the Circular), and (ii) in addition, US$493,363,149 (equivalent to 986,726,298 ordinary shares of US$0.50 each in the capital of the Company).

**Resolution 4 to be proposed as a special resolution**

4. THAT, subject to Resolutions 1, 2 and 3 being passed, in place of all existing powers, the power conferred on the directors of the Company by Article 15 of the Articles to allot equity securities, as if section 89(1) of the Companies Act 1985 did not apply, be and is hereby renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed and for that period the section 89 amount is US$74,004,472 (equivalent to 148,008,944 ordinary shares of US$0.50 each in the capital of the Company).

By order of the Board

**Richard Elliston**
Secretary
Registered Office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom

2 February 2009

**Note 1**

A member entitled to attend and vote at the Extraordinary General Meeting (the "EGM") is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend, speak and vote instead of him/her, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. The proxy need not also be a member of the Company. A proxy may be appointed by inserting the proxy's name on the Form of Proxy in the space provided. If a Form of Proxy is returned without an indication as to how the proxy shall vote on any Resolution, the proxy will exercise his/her discretion as to whether, and if so how, he/she votes on that Resolution. A Form of Proxy which may be used to make such an appointment and give proxy instructions accompanies this document.

**Note 2**

To be valid, a Form of Proxy and, if applicable, any authority under which it is signed, or a copy of such authority certified in accordance with the Company's Articles of Association, must be lodged at the offices of Computershare Investor Services PLC, The Pavilions, Bristol, BS99 6ZY UK, not later than (i) 9.30 a.m. (London time) on Saturday, 28 February 2009; or (ii) not less than 48 hours before the time of any adjourned meeting; or (iii) where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll. Where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, a Form of Proxy may be valid if it is delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to the Company Secretary.

Proxies may also be appointed by going to www-uk.computershare.com/Investor/Proxy/ and following the instructions provided there. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in Note 12.

The lodging of a Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting in person at the EGM, should they so wish.

**Note 3**

To be valid, a Form of Proxy must be signed by the holder or any person duly authorised by the holder or, if the holder is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution.

**Note 4**

In the case of joint holders, the signature of any one holder is sufficient. If more than one holder lodges a Form of Proxy only that of the holder first named on the Company's Register of Members will be regarded as valid.

**Note 5**

Any alteration made to a Form of Proxy should be initialled.

**Note 6**

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company as at 6.00 p.m. (London time) on Saturday, 28 February 2009 (or, in the event that the EGM is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be entitled to attend or vote at the EGM in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the Register of Members after 6.00 p.m. (London time) on Saturday, 28 February 2009 (or, in the event that the EGM is adjourned, on the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be disregarded in determining the rights of any person to attend or vote at the meeting.

**Note 7**

Resolutions 1 to 3, being ordinary resolutions, will be decided by a show of hands unless a poll is demanded in a manner permitted by the Company's Articles of Association.

Resolution 4, being a special resolution, must be taken on a poll as required by the Company's Articles of Association.

**Note 8**

On a show of hands, each member present in person or by proxy has one vote. If a person holds more than one proxy to vote in different ways, then that person may vote For and Against on a show of hands, although this will only count as one vote in each sense, without regard to the number of shares in respect of which the proxy has been appointed.

**Note 9**

As permitted by the Company's Articles of Association, the Chairman of the meeting (or at least five members present in person or by proxy having the right to vote at the EGM or any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the EGM) may demand a poll. On a poll, each member present in person or by proxy has one vote for each fully paid Ordinary Share of which he/she is a holder.

**Note 10**

As permitted by the Company's Articles of Association, a proxy appointment will (a) include the right: (i) to demand, or join in demanding, a poll; (ii) to speak at a meeting; and (iii) to vote on any amendment of a Resolution as the proxy thinks fit; and (b) (unless it provides to the contrary) be valid for any adjournment of a meeting.

**Note 11**

A proxy appointment which is not delivered or received in accordance with these notes and the Company's Articles of Association shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the EGM, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

**Note 12**

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM to be held on Monday, 2 March 2009 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed one or more voting service providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by (i) 9.30 a.m. (London time) on Saturday, 28 February 2009; or (ii) not less than 48 hours before the time of any adjourned meeting; or (iii) where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services PLC is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After such time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the

CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in accordance with the provisions of the Uncertificated Securities Regulations 2001.

**Note 13**

As at 30 January 2009 (being the latest practicable date prior to the publication of this EGM Notice) the Company's issued share capital consists of 977,670,540 Ordinary Shares, carrying one vote each, 50,000 non-voting deferred shares carrying no votes and one special voting share which carries the right to vote in certain circumstances. Therefore, the total voting rights in the Company as at 30 January 2009 were 977,670,540. The Articles of Association of the Company have been drafted so that certain rights that are inalienable under Swiss law and which holders of Xstrata AG shares enjoyed prior to the initial public offering of Ordinary Shares in Xstrata plc are preserved in the Company subject to the following arrangements. Under English law the Articles of Association of the Company can always be amended by a special resolution (requiring a 75% majority of those present and voting, in person or by proxy). Consequently, the special voting share was created which carries weighted voting rights sufficient to defeat any resolution which would amend certain of the Articles of the Company ("Entrenched Rights Actions"). The holder of the special voting share, The Law Debenture Trust Corporation p.l.c., has agreed under a voting agreement with the Company, to exercise its votes to vote against (and so defeat) any resolution to amend or remove an Entrenched Rights Action except in limited circumstances. This structure has the effect of entrenching certain rights into the Articles of Association of the Company.

**Note 14**

In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (a) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman of the meeting and the Chairman of the meeting will vote (or withhold a vote) as corporate representative in accordance with those directions; and (b) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (http://www.icsa.org.uk/) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman of the meeting is being appointed as described in (a) above.

**Note 15**

Unless the context otherwise requires, terms used in this EGM Notice have the meanings ascribed to them in Part IX — "Definitions and Glossary of Technical Terms" of the Circular issued by the Company on 2 February 2009.

**PROSPECTUS DATED 2 FEBRUARY 2009**

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

**If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000, as amended (the "FSMA") if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.**

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares (other than ex-rights) held in certificated form before 3 March 2009 (the "ex-rights date"), please forward this Prospectus (and any Provisional Allotment Letter, if and when received) at once to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. Neither this Prospectus nor the Provisional Allotment Letter (if and when received) should, however, be distributed, forwarded to or transmitted in, or into, any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including but not limited to, and subject to certain exceptions, the United States, Australia, Canada, Japan and South Africa. Please refer to paragraphs 7 and 8 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" if you propose to send this Prospectus and/or the Provisional Allotment Letter (if and when received) outside the United Kingdom. If you sell or have sold or otherwise transferred all or some of your Existing Shares (other than ex-rights) held in uncertificated form before the ex-rights date, a claim transaction will automatically be generated by Euroclear which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. If you sell or transfer or have sold or transferred only part of your holding of Existing Shares (other than ex-rights) in certificated form, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately. Instructions regarding split applications are set out in paragraph 3(f) of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" and will also be set out in the Provisional Allotment Letter.

The Company and the Directors, whose names appear in Part VI — "Directors and Senior Management of Xstrata" of this Prospectus, accept responsibility for the information contained in this Prospectus. Having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

Except as otherwise indicated, terms have the meanings ascribed to them in Part XI — "Definitions and Glossary of Technical Terms". References to times in this Prospectus are to London time unless otherwise stated.

**You should read this Prospectus, and the information incorporated by reference herein, in their entirety, in particular the section of this Prospectus headed "Risk Factors" at pages 7 to 26.**

# Xstrata plc

*(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)*

## Proposed 2 for 1 Rights Issue of up to 1,982,508,352 New Shares at 210 pence per New Share

## Proposed Related Party Acquisition of the Prodeco Business from Glencore

**The distribution of this Prospectus and/or the Provisional Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this Prospectus and/or the Provisional Allotment Letter come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In particular, subject to certain exceptions, this Prospectus, the Provisional Allotment Letter and any other such documents should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada, Japan or South Africa.**

**The latest time for acceptance and payment in full of entitlements under the Rights Issue is 11.00 a.m. (London time) on 17 March 2009. The procedure for acceptance and payment is set out in Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" and, for Qualifying Non-CREST Shareholders only, will also be set out in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to paragraph 4 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue".**

**The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction. The Nil Paid Rights, the Fully Paid Rights and the New Shares may not be offered, sold, taken up, exercised, resold, transferred or delivered, directly or indirectly, within the United States except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. There will be no public offer of the Nil Paid Rights, the Fully Paid Rights or the New Shares in the United States.**

The Existing Shares are listed on the Official List, admitted to trading on the London Stock Exchange's main market for listed securities and admitted to listing on the SIX. Application will be made to the Financial Services Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Prospectus relates to be listed on the Official List and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. Application will be made to the Admission Board of the SIX for the New Shares (nil and fully paid) to be admitted to listing on the SIX. It is expected that Admission and Swiss Admission will become effective and that dealings in the New Shares will commence on the London Stock Exchange and on the SIX, nil paid, at 8.00 a.m. (London time) on 3 March 2009.

Certain information in relation to the Xstrata Group and Falconbridge has been incorporated by reference into this Prospectus. You should refer to the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference".

This Prospectus comprises a prospectus relating to Xstrata, the offer of New Shares under the Rights Issue and Admission and has been prepared in accordance with the prospectus rules made under Part VI of the FSMA (the "Prospectus Rules"). This Prospectus has been approved by the Financial Services Authority in accordance with section 85 of the FSMA. This Prospectus will be made available to the public in accordance with the Prospectus Rules. Xstrata has requested that the Financial Services Authority provide a certificate of approval and a copy of this Prospectus to the relevant competent authority in Ireland.

**Qualifying Shareholders holding Ordinary Shares through the SIX SIS System should contact the Swiss Bank through which they hold Ordinary Shares for details of how to participate in the Rights Issue.**

Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. are each authorised and regulated by the Financial Services Authority in the UK and are acting for Xstrata and no one else in connection with the Rights Issue and the Proposed Acquisition and will not be responsible to anyone other than Xstrata for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue, the Proposed Acquisition and/or any other matter referred to in this Prospectus.

Rothschild, which is authorised and regulated by the Financial Services Authority in the UK, is acting exclusively for Xstrata and Xstrata (Schweiz) AG and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Xstrata or Xstrata (Schweiz) AG for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition and/or any other matter referred to in this Prospectus.

In addition to this Prospectus, subject to the passing of the Resolutions, it is expected that Qualifying Non-CREST Shareholders, other than (subject to certain exceptions) those with registered addresses or who are located in the United States, Australia, Canada, Japan or South Africa, will be sent a Provisional Allotment Letter on 2 March 2009. In addition, subject to the passing of the Resolutions, it is expected that Qualifying CREST Shareholders (none of whom will be sent a Provisional Allotment Letter), other than (subject to certain exceptions) those with registered addresses in the United States, Australia, Canada, Japan or South Africa, will receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 3 March 2009. The Nil Paid Rights so credited are expected to be enabled for settlement by Euroclear as soon as practicable after Admission. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this Prospectus and the Rights Issue.

None of this Prospectus, the Provisional Allotment Letter nor the crediting of Nil Paid Rights to a stock account in CREST constitutes or will constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to be issued in connection with the Rights Issue and/or to take up entitlements to Nil Paid Rights, in any jurisdiction in which such an offer or solicitation is unlawful. Except as otherwise provided for herein, neither this Prospectus nor a Provisional Allotment Letter nor the crediting of Nil Paid Rights to a stock account in CREST constitutes or forms part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States, Australia, Canada, Japan or South Africa. Subject to certain exceptions, Provisional Allotment Letters will not be posted to any person in the United States, Australia, Canada, Japan or South Africa nor will Nil Paid Rights be credited to any stock account in CREST with a registered address in the United States, Australia, Canada, Japan or South Africa. The attention of Overseas Shareholders and other recipients of this Prospectus and/ or the Provisional Allotment Letter who are residents or citizens of any country other than the United Kingdom or who have a contractual or other obligation to forward this Prospectus and/or the Provisional Allotment Letter to a jurisdiction outside the United Kingdom is drawn to paragraphs 7 and 8 of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" of this Prospectus.

The contents of this Prospectus should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for advice.

Any reproduction or distribution of this Prospectus in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the New Shares, the Nil Paid Rights or the Fully Paid Rights is prohibited. Each offeree of the New Shares, the Nil Paid Rights or the Fully Paid Rights by accepting delivery of this Prospectus or otherwise accessing this Prospectus agrees to the foregoing.

## NOTICE TO US INVESTORS

For the Rights Issue, Xstrata is relying upon exemptions from registration under US securities laws for an offer that does not involve a public offering in the United States. Deutsche Bank and JPMorgan Cazenove may arrange for the offer of New Shares not taken up in the Rights Issue in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Shares, the Nil Paid Rights and the Fully Paid Rights offered and sold outside the United States are being offered and sold in reliance on Regulation S. In addition, until 40 days after the latter of the commencement of the Rights Issue or the procurement of subscribers of those New Shares not taken up by Deutsche Bank and JPMorgan Cazenove, an offer, sale or transfer of the Nil Paid Rights, the Fully Paid Rights or the New Shares within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the SEC, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights or the Fully Paid Rights or the accuracy or adequacy of this Prospectus or the Provisional Allotment Letter. Any representation to the contrary is a criminal offence in the United States.

THE STATEMENTS HEREIN ABOUT US FEDERAL TAX ISSUES ARE MADE TO SUPPORT MARKETING OF THE NEW SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID TAX PENALTIES. EACH PROSPECTIVE ACQUIROR SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISER ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN SHARES UNDER THE LAWS OF THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTION WHERE THE ACQUIROR MAY BE SUBJECT TO TAXATION.

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, transferred or delivered, directly or indirectly, within the United States absent registration under the Securities Act, or an applicable exemption from the registration requirements of the Securities Act, and in compliance with state securities laws.

Except as otherwise provided for herein, none of this Prospectus, the Provisional Allotment Letter nor the crediting of Nil Paid Rights to a stock account in CREST constitutes or forms part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States. If you are in the United States, you may not exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby unless you are a QIB. In addition, in order to exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby you must sign and deliver an investor letter, substantially in the form described under paragraph 7(d) of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue".

If you sign such an investor letter, you will be, amongst other things:

- representing that you and any account for which you are acquiring the New Shares, the Nil Paid Rights or the Fully Paid Rights are a QIB;
- agreeing not to reoffer, sell, pledge or otherwise transfer the New Shares, the Nil Paid Rights or the Fully Paid Rights, except:
  - in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act;
  - to another QIB in accordance with Rule 144A under the Securities Act (if available); or
  - pursuant to Rule 144 under the Securities Act (if available), and in compliance with any applicable securities laws of any state or other jurisdiction of the United States; and
- agreeing not to deposit any New Shares, the Nil Paid Rights or the Fully Paid Rights into any unrestricted depositary facility established or maintained by a depositary bank, unless they have been registered pursuant to an effective registration statement under the Securities Act.

No representation has been, or will be, made by Xstrata or the Banks as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, sale, pledge or transfer of the New Shares, the Nil Paid Rights or the Fully Paid Rights.

Any envelope containing a Provisional Allotment Letter and post-marked from the United States will not be accepted unless it contains a duly executed investor letter in the appropriate form as described in paragraph 7(d) of Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue". Similarly, any Provisional Allotment Letter in which the exercising holder requests New Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Any payments received in respect of Provisional Allotment Letters that do not meet the foregoing criteria will be returned without interest.

## NOTICE TO NEW HAMPSHIRE RESIDENTS

**NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENCED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE OR NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.**

# TABLE OF CONTENTS

# Summary

*This summary conveys the essential characteristics and risks associated with Xstrata, the Proposed Acquisition, and the securities being offered in the Rights Issue and should be read as an introduction to this Prospectus. Any decision to subscribe for New Shares, Nil Paid Rights, Fully Paid Rights and/or to take up entitlements should be based on consideration by the investor of this Prospectus, and the documents incorporated by reference herein, as a whole.*

*If you bring a claim relating to the information contained in, or incorporated by reference into, this Prospectus before a court where English is not the language in which the proceedings are conducted, you might have to bear the cost of translating this Prospectus and/or any document incorporated by reference herein before the legal proceedings are initiated. Civil liability attaches to those persons who have responsibility for this summary, including any translation hereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus (including information incorporated by reference herein).*

## The Group

The Group is the fifth largest diversified mining group in the world with top five industry positions in copper, export thermal coal, export coking coal, ferrochrome, zinc, nickel and vanadium. In addition the Group has recycling facilities, additional exposures to platinum, gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries.

## The Rights Issue and the Proposed Acquisition

On 29 January 2009, the Company announced a Rights Issue to raise proceeds of £4.1 billion (US$5.9 billion) and the Proposed Acquisition of the Prodeco Business for US$2 billion in cash, together with a Call Option entitling Glencore to repurchase the Prodeco Business, exerciseable up to the Business Day immediately after the first anniversary of the Prodeco Closing Date for a total cash consideration of US$2.25 billion, plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group less any amounts distributed by the Prodeco Target Companies to the Xstrata Group, in each case since the Effective Date of 1 January 2009.

The Board (excluding the Glencore International nominees) believes, and has believed for some time, that the Prodeco Business is a strategically attractive asset with excellent growth potential that is able to add significant long-term value to the Xstrata Group. Should the Call Option be exercised the Prodeco Business will at all times have been accounted for as a financial asset, although Glencore will have paid a repurchase price that adequately compensates Xstrata's Shareholders by providing a robust return on the original consideration paid by Xstrata.

An Extraordinary General Meeting has been convened by a separate Circular to Shareholders at which resolutions relating to the Rights Issue and the Proposed Acquisition will be put to Shareholders.

Xstrata intends to use the net proceeds of the Rights Issue to repay existing debt of the Xstrata Group, a portion of which will, if the Proposed Acquisition completes, represent the cash consideration paid by the Xstrata Group to Glencore to acquire the Prodeco Business. The repayment of this debt will allow Xstrata to maintain a robust financial position and provide an enhanced platform from which to initiate the next stage of Xstrata's growth.

Each of the Rights Issue and the Proposed Acquisition are conditional and they are inter-conditional on each other. If any of the conditions are not satisfied or waived, neither the Rights Issue nor the Proposed Acquisition will proceed.

### The Rights Issue

The Rights Issue will be made to all Qualifying Shareholders on the basis of 2 New Shares for every Existing Share held on the Record Date (being 5.00 p.m. (London time) on 27 February 2009) at a price of 210 pence per New Share. The Issue Price represents a discount of 66% to the Closing Price of 623 pence per Ordinary Share on 28 January 2009.

Save in respect of New Shares which Glencore has irrevocably undertaken to take up pursuant to the Glencore Undertaking, the Rights Issue is underwritten by Deutsche Bank and by J.P. Morgan Securities Ltd., on behalf of its affiliate JPMorgan Cazenove.

Dealings in New Shares, nil paid, are expected to commence on the London Stock Exchange and on the SIX on 3 March 2009. The expected latest date for acceptance and payment in full under the Rights Issue is 17 March 2009.

Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 66⅔% following the issue of the New Shares.

### The Proposed Acquisition

The Directors believe the Proposed Acquisition will add significant value to the Xstrata Group by providing access to a high-quality, long-life thermal coal complex with excellent growth potential in a strategically attractive region to supply the European and North American energy markets.

## Major Shareholder and irrevocable undertakings

Glencore beneficially owns approximately 34.45% of the issued ordinary share capital of the Company and is the largest Shareholder of the Company. Pursuant to the Glencore Undertaking, Glencore has irrevocably undertaken to vote in favour of the Rights Issue Resolutions and to take up its entitlements in full under the Rights Issue (representing approximately 34.45% of the New Shares to be issued). It has also agreed to lock-up arrangements expiring six months after the latest time for payment under the Rights Issue.

## Information on Prodeco

The Prodeco Business comprises Glencore's Colombian high-grade thermal coal mining operations and associated infrastructure. It consists of two open pit coal mining operations (the Calenturitas and La Jagua complexes), export port facilities and a 39.8% share in a railway. As at 1 September 2008, the Prodeco Business had a saleable reserve base in excess of 250 Mt. The Prodeco Business is currently the third largest producer of export thermal coal in Colombia, in 2008 producing 9 Mt of export thermal coal predominantly for the European and United States power generation markets. It plans to increase export thermal coal production to 17 Mtpa by 2013.

## Summary of risk factors

The Rights Issue, the Proposed Acquisition and investment in Xstrata are subject to a number of risks, including, in particular, the risks described below. The Enlarged Group's business, financial condition or results of operations could be materially and adversely affected by:

### Industry risks relating to the Enlarged Group

- Macroeconomic conditions and commodity price volatility;

### Risks relating to the business of the Enlarged Group

- Operational risks associated with the Enlarged Group's businesses;
- The risks associated with the curtailment of production;
- The risks related to input supply and prices;
- The Enlarged Group's leverage and ability to generate sufficient cash to service its debt;
- The risks related to current credit market conditions and credit ratings;
- The Enlarged Group's exposure to interest rate exposure and hedging and derivative counterparty risk;
- The Enlarged Group's exposure to a significant customer;
- The Enlarged Group's exposure to commercial counterparty risk;
- The risks related to the Enlarged Group's coal supply contract renewals;
- The Enlarged Group's ability to integrate acquisitions;
- Failure by the Enlarged Group to increase its reserve base and inaccuracy in reserve estimates;
- Fluctuations in the exchange rates of currencies other than the US dollar relevant to the Enlarged Group's operations against the US dollar;
- The risks related to energy supply and prices;
- The risks associated with Xstrata's tax residence and tax planning arrangements and its potential to become subject to UK controlled foreign company rules;

- The potential impact of labour disputes and industrial action and the impact of AIDS/HIV on the Enlarged Group's South African workforce;
- The loss of key employees;
- The risks associated with the pricing of sulphuric acid;
- The risks associated with joint ventures and termination of joint venture arrangements; and
- The ability of Xstrata to pay dividends and its dependence on distributions received from its subsidiaries to do so;

**Legislative risks relating to the Enlarged Group**

- The impact of environmental, health and safety laws and regulations;
- The risks related to climate change legislation;
- The potential impact of Australian native title and South African and Canadian land claims; and
- The potential impact of legislative developments in South Africa;

**Risks relating to jurisdictions in which the Enlarged Group operates**

- Political, economic, security and other risks associated with certain of the countries in which the Enlarged Group operates;
- The potential impact of exchange controls in countries in which the Enlarged Group operates;
- The potential impact of regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications;
- Technological and market changes affecting certain of the Group's metal production and processing technologies;
- The risks associated with the procurement of raw materials used by the Enlarged Group's businesses;
- Risks associated with legal and regulatory proceedings; and
- It may not be possible to effect service of process upon Xstrata or enforce court judgments against Xstrata or the Directors;

**Risks connected with the Proposed Acquisition**

- Risks associated with the integration of the Prodeco Business;
- The conditions to the Proposed Acquisition may not be satisfied, which may mean that neither the Proposed Acquisition nor the Rights Issue will proceed;
- The risk of the Prodeco Business not performing in line with expectations;
- The risk relating to the accounting treatment of the Proposed Acquisition as a financial asset and non-consolidation of the Prodeco Business's earnings;
- The risks connected with Glencore exercising its Call Option;
- The risk of the expiration of the Prodeco Business's port facilities concession;
- The risk of any delay or denial to the Prodeco Business of environmental approval for a river diversion; and
- The risk of the Prodeco Business failing to secure mining rights over a small portion of the La Jagua complex;
- The risk of issues associated with expansion of the rail network potentially affecting Prodeco's throughput and leading to higher costs; and

**Market considerations**

- There not having been a prior market for Nil Paid Rights or Fully Paid Rights;

- The exchange rate risk for investors who take up or acquire Nil Paid Rights, Fully Paid Rights or New Shares and who are outside the United Kingdom;
- The potential dilution for Shareholders upon issue of the New Shares;
- The possible volatility of the price of Nil Paid Rights, Fully Paid Rights and/or Ordinary Shares;
- The Company's major Shareholder exercising a significant degree of influence over matters requiring Shareholder approval and the risk that future sales of Ordinary Shares by it may cause the Company's share price to fall;
- The possible unavailability of pre-emptive rights for US and other non-UK holders of Ordinary Shares; and
- The possible non-completion of the Rights Issue.

## Selected IFRS financial information on the Xstrata Group

The financial information set out below has been extracted without material amendment from sections A and B of Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Financial Information on the Xstrata Group" of this Prospectus, where it is shown with important notes describing certain of the line items.

| | Year ended 31 December | | | Six months ended 30 June | | Year ended 31 December |
|---|---|---|---|---|---|---|
| | 2005 | 2006 (audited) | 2007 | 2007 (unaudited) | 2008 | 2008 (unaudited) |
| | *(in US$ millions, except as otherwise stated)* | | | | | |
| Revenue | 8,050 | 17,632 | 28,542 | 14,232 | 16,092 | 27,952 |
| EBITDA (before exceptional items) | 3,103 | 7,107 | 10,888 | 5,687 | 5,694 | 9,657 |
| EBITDA | 3,093 | 7,136 | 11,138 | 5,947 | 5,619 | 9,424 |
| EBIT (before exceptional items) | 2,520 | 5,863 | 8,792 | 4,671 | 4,513 | 7,261 |
| EBIT | 2,510 | 4,514 | 9,042 | 4,931 | 4,438 | 6,054 |
| Profit before taxation | 2,462 | 3,915 | 8,127 | 4,466 | 4,031 | 5,168 |
| Attributable profit (before exceptional items) | 1,660 | 3,350 | 5,424 | 2,769 | 2,829 | 4,698 |
| Profit attributable to equity holders of parent | 1,706 | 1,947 | 5,543 | 3,002 | 2,753 | 3,595 |
| Earning per share (US$) (before exceptional items) | 2.71 | 4.34 | 5.66 | 2.88 | 2.95 | 4.90 |
| Earning per share (US$) | 2.79 | 2.52 | 5.78 | 3.07 | 2.87 | 3.75 |
| Dividends per share — declared and paid (US¢) | 25 | 34 | 46 | 30 | 34 | 52.0 |
| Dividends per share — proposed (US¢) | 25 | 30 | 34 | 16 | 18 | — |
| Net debt | 2,611 | 13,601 | 11,975 | 10,039 | 14,777 | 16,306 |
| Net assets | 8,137 | 19,722 | 25,258 | 22,420 | 28,456 | 24,399 |
| Net debt to equity | 32.1% | 69.0% | 47.4% | 44.8% | 51.9% | 66.8% |
| Net cash flow from operating activities | 2,325 | 5,286 | 7,414 | 3,921 | 3,085 | 6,585 |
| Net cash flow from/(used in) investing activities | (2,363) | (20,021) | (3,871) | 95 | (5,810) | (10,393) |
| Net cash flow from/(used in) financing activities | 122 | 15,918 | (4,208) | (4,426) | 2,978 | 3,915 |
| Net increase/(decrease) in cash and cash equivalents | 84 | 1,183 | (665) | (410) | 253 | 107 |

## Selected financial information on Prodeco

The financial information set out below has been extracted without material amendment from section B of Part III of the Circular (which has been incorporated by reference into Part V of this Prospectus), where it is shown with important notes describing certain of the line items.

| | Year ended 31 December | | Ten months ended 31 October | |
|---|---|---|---|---|
| | 2006 | 2007 | 2007 | 2008 |
| | (audited) | | (unaudited) | |
| | (in US$ millions) | | | |
| Revenue | 394 | 546 | 469 | 669 |
| Gross profit | 76 | 78 | 76 | 179 |
| Net operating profit | 63 | 35 | 42 | 85 |
| Profit for the period | 53 | 46 | 46 | 41 |
| Net assets | 370 | 415 | N/A | 457 |
| Net cash flow from operating activities | 44 | 18 | 19 | 150 |

## Selected unaudited IFRS pro forma financial information on the Xstrata Group

The financial information set out below has been extracted without material amendment from Part IV — "Unaudited Pro Forma Financial Information".

| | Unaudited |
|---|---|
| | Six months ended 30 June 2008 |
| | (in US$ millions) |
| Net Assets | 34,150 |

Because the Proposed Acquisition and the Lonmin Stake Acquisition are treated as acquisitions of financial assets and investments in associates, respectively, there is no pro forma impact on the Group's operating profit, although finance income and share of results from associates would increase.

## Current trading and prospects

Robust demand for commodities and stable economic conditions in the first half of 2008 were interrupted by the severe and sudden impact of the global financial crisis on the availability of liquidity and expectations for global economic growth.

Overall unaudited revenue in Xstrata's 2008 Preliminary Results for the year to 31 December 2008 declined marginally compared to 2007 to US$28 billion. Unaudited earnings before interest, tax, depreciation and EBITDA (before exceptional items) decreased by 11% to US$9.7 billion compared to the record profits achieved in 2007.

The financial crisis has produced a marked lack of visibility into future economic activity and, as such, the outlook for 2009 is uncertain. The Directors believe there will be increased infrastructure investment in 2009 compared to the second half of 2008, reflecting the significant stimulus packages announced by many major governments. The Directors believe that, when OECD economies return to a growth phase the impact of synchronised demand growth from developed and emerging economies, coupled with greater commodity supply constraints resulting from lower inventories and a lack of investment during the financial crisis, has the potential to lead to a rapid increase in the demand for and prices of commodities, resulting in substantial cash flows and margin expansion for those metal, and mining companies which have weathered the current challenging conditions.

Xstrata's near-term strategy is to use the downturn to reposition its operations lower on the cost curve, optimise cash in the short term and position Xstrata to emerge from the downturn in a position of strength; by suspending or closing higher cost or unprofitable production, reducing production at existing operations, continuing to drive down operating costs, continuing to improve working capital management and substantially reducing discretionary capital expenditure.

Against the background of a positive medium to longer term outlook for commodity demand and prices and in view of the near-term actions taken by Xstrata management to optimise cash and enhance the Group's financial flexibility, the Directors believe that the prospects for Xstrata remain very encouraging.

## Dividend policy

The Board has decided, in the light of the proposed Rights Issue, not to declare a final dividend for 2008. The Board intends to resume dividend payments at the earliest opportunity.

The New Shares will rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions declared after the issue date of the New Shares. The Company intends to adjust future dividend payments per Ordinary Share *pro rata* to take account of New Shares issued in connection with the Rights Issue.

## Significant changes

Save for the interruption of robust demand for commodities and stable economic conditions by the sudden and severe impact of the global financial crisis in the fourth quarter of 2008 on the availability of liquidity and expectations for global economic growth, and the consequent impact on commodities prices (offset in part by favourable changes in foreign exchange rates); the acquisition between August and October 2008 by the Xstrata Group of a 24.9% stake in Lonmin for a total consideration of US$1,878 million; US$974 million of asset impairments indentified by the Group following its early actions to close or suspend marginal operations in the light of the low commodity price environment; and the entry by the Xstrata Group into the US$5 billion Club Facility and subsequent refinancing of its indebtedness in October 2008, there has been no significant change in the trading or financial position of the Xstrata Group since 30 June 2008 (the date to which the latest unaudited interim published financial information of the Xstrata Group was prepared).

## Capitalisation and indebtedness

As at 31 December 2008, the unaudited gross capitalisation of the Group calculated in accordance with IFRS was US$28,436 million. Of this amount, total shareholders' equity was US$10,974 million and total gross indebtedness was US$17,462 million. US$9,244 million of the gross indebtedness balance was non-current and guaranteed but unsecured. US$593 million of the gross indebtedness balance was current and guaranteed but unsecured. The current secured debt was US$25 million and the non-current secured debt was US$85 million. The current unsecured and unguaranteed debt was US$176 million and the non-current unsecured and unguaranteed debt was US$7,339 million.

The Group's unaudited net indebtedness position as at 31 December 2008 was US$16,306 million, being the Group's gross indebtedness of US$17,462 million (US$794 million current debt and US$16,668 million non-current debt) offset by cash or cash equivalents of US$1,156 million. The Group's unaudited net financial indebtedness position as at 31 December 2008 was US$16,306 million, being the Group's net indebtedness of US$16,306 million offset by current financial receivables of US$nil.

The above capitalisation and indebtedness information is unaudited and sourced from the Preliminary Results of the Xstrata Group for the year ended 31 December 2008 and the Group's management accounts.

## Working capital

Xstrata is of the opinion that, taking into account the net proceeds of the Rights Issue and the bank and other facilities available to the Group, the Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this Prospectus.

## Additional information

The Group has entered into transactions in the ordinary course of business with Glencore and with joint venture entities that may be deemed to be related parties. The Group has also entered into the Acquisition Agreement, the Call Option Agreement and the Glencore Undertaking with Glencore.

Copies of this Prospectus, the Circular, a draft of the form of Provisional Allotment Letter, Xstrata's memorandum and articles of association and certain other documents referred to herein will be on display during normal business hours for a period of 12 months following the date of publication of this Prospectus at Xstrata's registered office and at the offices of Freshfields Bruckhaus Deringer LLP in London.

# Risk Factors

*The Rights Issue, the Proposed Acquisition and any investment in Xstrata are subject to a number of risks. Accordingly, investors and prospective investors should consider carefully all of the information set out in this Prospectus and all of the information incorporated by reference into this Prospectus, including, in particular, the risks described below, prior to making any decisions on whether or not to make an investment in Xstrata. Additional risks and uncertainties not presently known to Xstrata or the Directors, or that Xstrata or the Directors currently consider to be immaterial, may also have an adverse effect on the Enlarged Group.*

*The Enlarged Group's business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Ordinary Shares, Nil Paid Rights and/or Fully Paid Rights may decline and investors may lose all or part of their investment.*

**Investors and prospective investors should consider carefully whether an investment in Xstrata is suitable for them, in the light of the information set out in this Prospectus and the information incorporated by reference into this Prospectus and the financial resources available to them.**

## Industry risk factors relating to the Enlarged Group

### Macroeconomic conditions and commodity price volatility

The Enlarged Group's revenue and earnings depend upon prevailing prices for the commodities it produces. These commodities are globally traded and as a result, and in common with its competitors, the Enlarged Group is unable to directly control the prices it receives for such commodities. Historically, commodity prices have been volatile and subject to wide fluctuations in response to relatively minor changes in supply and demand, market uncertainty, the overall performance of world or regional economies and the related cyclicality in commodity consuming industries, such as steel production.

In the past, commodity prices have exhibited a broadly upward trend, reflecting demand generated by global economic growth, particularly in India and China as those countries urbanise and industrialise. In addition, commodity prices have been influenced by the growth of exchange traded commodities futures markets.

Recently, however, the rapid deterioration of the global macroeconomic environment, in particular amongst OECD members, has led to reduced demand globally, stock drawdowns or increased use of scrap or recycled materials by potential customers (reducing demand for virgin stock) and the unwinding of speculative positions by commodities traders. As a result, prices of many of the commodities the Enlarged Group produces have fallen significantly over a relatively short period of time from their previous highs as shown in the table below:

| | | Average for the | | |
|---|---|---|---|---|
| | Unit | Year ended 31 December 2007 | Six months ended 30 June 2008 | Year ended 31 December 2008 |
| Australian FOB export coking | US$/t | 98 | 166 | 233 |
| Australian FOB export semi soft coking | US$/t | 63 | 107 | 158 |
| Australian FOB export thermal coal | US$/t | 51 | 78 | 96 |
| Colombian FOB export thermal coal | US$/t | 52 | 71 | 81 |
| South African export thermal coal | US$/t | 52 | 76 | 81 |
| Copper (LME) | US$/t | 7,139 | 8,126 | 6,967 |
| Gold (LBM) | US$/oz | 697 | 912 | 872 |
| Lead (LME) | US$/t | 2,594 | 2,601 | 2,084 |
| Zinc (LME) | US$/t | 3,257 | 2,269 | 1,870 |
| Nickel (LME) | US$/t | 37,089 | 27,320 | 21,104 |
| Ferrochrome (Metal Bulletin) | US$/lb | 89 | 156 | 176 |
| Ferrovanadium (Metal Bulletin) | US$/kg | 37 | 71 | 61 |
| Platinum (LBM) | US$/oz | 1,337 | 1,971 | 1,564 |

Source: Average realised prices by the Group (for coals), otherwise as indicated

The Enlarged Group has not historically engaged in meaningful hedging against declines in commodity prices. As a result, the most recent declines in commodity prices have had an adverse effect on the Group's results of operations and are reflected in the Group's preliminary results contained in Part III — "Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008".

While governments, including those of China and the United States, have announced (and implemented) monetary and fiscal stimulus packages, there can be no assurance that such measures will be successful at reinvigorating economic growth globally or otherwise. In addition, there can be no assurance that adverse changes in the political, regulatory and economic condition of individual countries or regions, particularly in less-developed or more volatile regions, including China, Brazil, Russia and India, will not contribute to further economic dislocation or delay global or regional economic recovery. Continued economic decline (or weaker growth) will adversely affect the related demand for commodities, which may lead to further declines in the prices of the commodities the Enlarged Group produces. In addition, speculative short positions in commodities on the futures markets may cause further price declines for such commodities. Any continuation of current price levels over a sustained period or further declines from current levels will adversely affect the results of operations or financial condition of the Enlarged Group.

In addition, as a result of the factors described above, visibility as to the timing of any recovery in the macroeconomic environment or in commodity prices is limited, which makes forward planning more difficult. In respect of certain commodities, price levels have fallen to or below the average marginal cost of production for the industry. As noted in — "Risk factors relating to the business of the Enlarged Group — Production curtailment" below, changing production levels in response to current price levels or the Group's estimates of future price levels imposes costs, and if mistimed, could adversely affect the results of operations or financial condition of the Enlarged Group.

## Risk factors relating to the business of the Enlarged Group

### Operational considerations

The success of the Enlarged Group's business is affected by a number of factors which are, to a large extent, outside its control. Such factors include the availability of raw materials, water and power. In addition, the Enlarged Group's business is subject to numerous other operating risks which include: unusual or unexpected geological features, ground conditions or seismic activity; climatic conditions (including as a result of climate change) such as flooding, drought or a reduction in permafrost; interruptions to power supplies; congestion at commodities transport terminals; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These and other risks and hazards could result in damage to, or destruction of, properties or processing or production facilities, may reduce or cause production to cease at those properties or production facilities, may result in personal injury or death, environmental damage, business interruption, monetary losses and possible legal liability and may result in actual production differing from estimates of production, including those contained whether expressly or by implication in this Prospectus or in information incorporated by reference into this Prospectus. While the Enlarged Group has insurance covering various types of business interruptions in respect of its operations, such insurance may not fully cover the consequences of such business interruptions and, in particular, may not cover interruptions arising from all types of equipment failure, labour disputes or "force majeure" events. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Equally, there can be no assurance that operating risks and the costs associated with them will not adversely affect the results of operations or financial condition of the Enlarged Group.

Metal processing plants are especially vulnerable to interruptions, particularly where events cause a stoppage which necessitates a shutdown in operations. Stoppages in smelting, even if lasting only a few hours, can cause the contents of furnaces to solidify, resulting in a plant closure for a significant period and necessitating expensive repairs, any of which could adversely affect the results of operations or financial condition of the Enlarged Group.

The Enlarged Group depends upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver its commodities to market. Disruption of these transport services because of any impact of piracy, terrorism, climate change, weather-related problems, key equipment or infrastructure failures, strikes, lock-outs or other events could temporarily impair the Enlarged Group's ability to supply its commodities to its customers and thus could adversely affect the Enlarged Group's results of operations or financial condition. Consistent with practice in the industries in which the Enlarged Group operates, members of the Enlarged Group may enter into long-term contracts related to, for example, infrastructure and supply of services. Any early termination of such contracts may require the payment of amounts which might have a material adverse effect on the Enlarged Group's results of operations. In addition, the Enlarged Group's ability to increase its export sales may be restricted by available rail infrastructure and port capacity which may adversely affect the Enlarged Group's ability to increase revenue.

Although the Enlarged Group maintains liability insurance, the insurance does not cover every potential risk associated with its operations and meaningful coverage at reasonable rates is unobtainable for certain types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the results of operations or financial condition of the Enlarged Group. See Part II — "Information on the Xstrata Group — Operational hazards and insurance".

**Production curtailment**

In an effort to avoid over-supplying markets or building up inventory of unsold products during the current environment of depressed commodity pricing, the Group is curtailing its production by closing mines and production facilities, placing other mines and production facilities under care and maintenance and deferring or cancelling previously planned expansionary capital expenditure. While this practice may contribute to the stabilisation of commodity prices (assuming other producers take similar actions) and avoid selling products at or below their marginal cost of production, it imposes costs both directly, in the form of redundancy payments, equipment removal, security and other closing costs and the cost of resuming production or resuming a capital expenditure programme when prices justify renewed investment, and indirectly, in the form of revenue foregone, deterioration of assets or the resulting increase in unit costs. These costs may adversely affect the results of operations or financial condition of the Enlarged Group.

Notwithstanding the measures being taken by the Group, there remains the possibility for inventory build-up across the Group's range of production, including as a result of the slowing of certain off-take arrangements, which would mute the impact of the Group's production curtailment.

The reductions in capital expenditure and investment being undertaken by the Group may ultimately result in the Enlarged Group no longer being able to access sufficient mineral resources to continue production at cost-effective levels. Furthermore, any such curtailment may cause the Enlarged Group to forego some of the benefits of any future rises in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project immediately, which in the longer term may adversely affect the results of operations or financial condition of the Enlarged Group.

Finally, the early closure of a mine or production facility could trigger removal, stabilisation, reclamation and site rehabilitation costs, which could adversely affect the Enlarged Group's cash flows during the period in which these costs are incurred.

**Input supply and prices**

As the Enlarged Group is unable to directly set the prices it receives for the commodities it produces, its competitiveness and long-term profitability depend, to a significant degree, on its ability to reduce costs and maintain low-cost, efficient operations. Important cost inputs in the Enlarged Group's operations generally include the extraction and processing costs of raw materials and consumables, such as reductants, reagents, power, fuels, labour, transport and equipment, many of which have been, and continue to be, particularly susceptible to inflationary and supply and demand pressures. While increases in these costs have moderated in recent months (and in some cases have actually declined), these costs have increased at hyper-inflationary rates for significant periods of time during the periods covered by the Annual Reports and Accounts, with supply shortages also being experienced in some cases. Because it is difficult for the Enlarged Group to pass these costs onto its customers, any increases in input costs will adversely affect the results of operations or financial condition of the Enlarged Group.

In addition, if certain mining sector inputs are unavailable at any price (as has been the case with tyres from time to time), the Enlarged Group may find its production of certain commodities to be involuntarily curtailed, which would result in lost revenue and profits, which would adversely affect the results of operations or financial condition of the Enlarged Group.

**Borrowings**

The Enlarged Group has a significant amount of indebtedness, which may impair its operating and financial flexibility and could adversely affect the business and financial position of the Enlarged Group and its ability to pay dividends.

As at 31 December 2008, the Group had unaudited gross outstanding indebtedness of US$17,462 million. For further information on the Group's unaudited gross outstanding indebtedness as at 31 October 2008, see paragraph 4 of Part IX — "Additional Information — Capitalisation and indebtedness" and for details of the Group's existing Debt Facilities Agreements see paragraph 21.13 of Part IX — "Additional Information — Material contracts — Debt Facilities Agreements". Xstrata's existing Debt Facilities Agreements contain a number of financial, operating and other obligations that limit the Enlarged Group's operating and financial flexibility. In particular, the Debt Facilities Agreements contain covenants that require the Group to maintain a maximum borrowings to EBITDA ratio of 3.0:1.0 and a minimum EBITDA to interest ratio of 4.0:1.0. The Group's ratios for the year ended 31 December 2008, on the basis of the preliminary results contained in Part III — "Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008" were 1.8:1.0 and 11.3:1.0, respectively. There can be no assurance that any reduction in EBITDA or increase in borrowings or interest payments, subject to customary cure and waiver provisions, would not result in one or more events of default under the Debt Facilities Agreements, which could result in the acceleration of sums payable under the relevant facilities and of the Enlarged Group's other indebtedness, which could be difficult or impossible to refinance in prevailing credit market conditions, and which would materially adversely affect the Enlarged Group's results of operations and financial condition.

The Enlarged Group's significant indebtedness may affect Shareholders. For example, it could potentially:

(i) cause the Enlarged Group to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and, to a lesser extent, exchange rate fluctuations, which reduces the funds available for working capital (over the longer term), capital expenditure, acquisitions and other general corporate purposes;

(ii) curtail the Enlarged Group's ability to pay dividends;

(iii) limit the Enlarged Group's ability to borrow additional funds for working capital (over the longer term), capital expenditure, acquisitions and other general corporate purposes;

(iv) limit the Enlarged Group's flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which it operates;

(v) place the Enlarged Group at a competitive disadvantage compared to those of its competitors that are less leveraged than it is; and

(vi) increase the Enlarged Group's vulnerability to both general and industry specific adverse economic conditions.

**Credit market conditions and credit ratings**

Recent events in the credit markets have significantly restricted the supply of credit, as financial institutions have applied more stringent lending criteria or exited the market entirely. The Group will not require significant debt refinancing until 2011. If current credit market conditions continue, however, it will be more costly for the Enlarged Group to refinance its existing debt as it falls due.

In addition, it has become and may continue to be more costly to raise new funds to take advantage of opportunities. For example, in light of the requirement in the proposed financing terms to refinance in the short term a significant tranche of the acquisition debt facility, the Group decided not to proceed with its proposed acquisition of Lonmin in October 2008.

While Xstrata is committed to maintaining an investment grade credit rating, Xstrata anticipates that the Enlarged Group will continue to have significant indebtedness for the foreseeable future. In December 2008, S&P lowered Xstrata's 'BBB+/A-2' credit ratings to 'BBB/A-3'with negative outlook and Moody's placed Xstrata on Baa2, negative outlook (which sometimes presages a downgrade). Any further lowering of any of Xstrata's credit ratings may affect Shareholders. For example, it could potentially:

(i) increase the margin payable under the Enlarged Group's bank debt facilities; and

(ii) make it more expensive or impossible for the Enlarged Group to raise funds or refinance its existing indebtedness (as it falls due), particularly given current market conditions.

## Interest rate exposure and hedging and derivative counterparty risk

The Enlarged Group's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. The Enlarged Group may enter into interest rate swap agreements to manage the interest rate risk associated with a portion of its debt. The interest rate swap changes the Enlarged Group's exposure to interest risk by effectively converting a portion of the Enlarged Group's fixed-rate debt to a floating-rate. The Enlarged Group may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt or to enter into additional fixed-rate to floating-rate swaps. There can be no assurance that the Enlarged Group will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps.

In addition, the Enlarged Group's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose the Enlarged Group to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

## Significant customer

In the year ended 31 December 2007, the Group had sales of US$8,713 million to Glencore, which represented 31% of the Group's total revenue for the period (US$4,999 million and 31%, respectively, in the six months ended 30 June 2008). In particular, the Group and Glencore are parties to an agreement by which Glencore purchases the entire output of the Group's nickel operations and are parties to a variety of agreements under which Glencore purchases a substantial portion of the Group's copper concentrate and copper cathode. See paragraph 22 of Part IX — "Additional Information — Related party transactions" for a discussion of further agreements between the Group and Glencore.

On 16 December 2008, and subsequent to a cut by S&P of Glencore's credit rating to BBB-, Glencore announced that it strongly believes its then current credit spreads did not reflect its underlying credit portfolio and would selectively consider debt buyback opportunities. A default by Glencore under its frame, purchase or sales agreements with the Group would have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

In addition, Glencore is a major Shareholder in the Group, beneficially owning approximately 34.45% of the issued ordinary share capital of Xstrata (see "Risk Factors — Market considerations — Major Shareholder") and is also the vendor of the Prodeco Business.

## Commercial counterparty risks

In addition to Glencore, the Group's customer base consists principally of large industrial concerns. During periods of economic decline, or weaker economic growth, such as the current period of global financial uncertainty, these customers will be subject to varying degrees of financial difficulties, such as issues in accessing credit and the resulting problems with being able to continue their own development or production leading, potentially, to insolvency. The effects of these difficulties will include such customers delaying payments owed to the Group, reducing their purchases over time or otherwise defaulting on their obligations, the occurrence of any of which would adversely affect the results of operations or financial condition of the Enlarged Group. In addition, the insolvency of any of the Group's customers may result in adverse fluctuations in the price of Ordinary Shares, whether or not the insolvent customer fails to pay in accordance with the particular contract.

## Coal supply contract terms

A substantial portion of the Enlarged Group's coal sales are made under annual or biannual contracts and are subject to annual renewal or price renegotiation. The next major renewal or price renegotiation will take place in respect of the Japanese fiscal year commencing 1 April 2009 and will affect approximately one quarter of the Group's total export (thermal and coking) coal production by volume. A rolling annual contract cycle means that the Enlarged Group's exposure to any decline or increase in coal prices in the current contracted period is limited. Prices or volumes achieved at the renewal of such contracts may be lower than those prevailing under any preceding arrangements, which could have an adverse effect on the financial results of the Enlarged Group.

### Integration of acquisitions

A substantial portion of the Enlarged Group's growth in turnover and earnings has historically been generated from, and will continue to be generated from, acquisitions and investments and subsequent improvements in the performance of the businesses acquired or invested in, including MIM, the Cerrejón Business, Tintaya, Falconbridge, Eland, Narama, Cumnock, Austral, Anvil Hill (now called Mangoola), Jubilee, Resource Pacific and if the Proposed Acquisition is completed, Prodeco. Xstrata expects to continue a strategy of identifying and, subject to market conditions, at the appropriate time, acquiring and investing in businesses with a view to expanding its operating businesses or diversifying into other natural resources. Xstrata believes that acquisitions and investments will continue to be an important part of its business strategy when appropriate market conditions permit.

There can be no assurance that Xstrata will continue to identify suitable acquisition opportunities, obtain the financing necessary to complete and support such acquisitions or its investment or acquire businesses on satisfactory terms, or that any business acquired will prove to be profitable. Furthermore, there can be no assurance that an acquisition offer made by Xstrata will ultimately be accepted. For example, Xstrata's acquisition offers for Gloucester Coal Limited and LionOre in 2007 and Tampakan in 2008 were unsuccessful, and Xstrata decided not to proceed with its proposed acquisition of Lonmin in 2008.

In addition, acquisitions and investments involve a number of risks, including possible adverse effects on the Enlarged Group's operating results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities, difficulties in the assimilation of the acquired operations, technologies, systems, services and products, and risks arising from change of control provisions in contracts of any acquired company. Further, the Enlarged Group's integration strategy may also be influenced by local factors in the markets in which it has made and makes acquisitions, such as black empowerment in South Africa. Any failure to achieve successful integration of such acquisitions or joint ventures could have a material adverse effect upon the results of operations or financial condition of the Enlarged Group.

### Reserves

The Enlarged Group's recoverable reserves decline as the commodities are extracted. Further, the Enlarged Group may not be able to mine all of its reserves as profitably as anticipated, potentially to the extent that reserves may become uneconomical to mine. The Enlarged Group's future success depends upon conducting successful exploration and development activities, or acquiring properties containing economically recoverable reserves. Although the Group is currently engaged in a cash conservation exercise in light of current market conditions, including restricting its expansionary capital expenditures and acquisition activities, the Enlarged Group's medium- and long-term strategy includes increasing its reserve base through acquisitions of commodity-producing properties and continuing to develop the Enlarged Group's existing properties. To the extent current market conditions do not improve and the Enlarged Group does not resume its expansionary capital expenditure or acquisition activities, the amount of the Enlarged Group's economically recoverable reserves will decrease, which would materially adversely affect the Enlarged Group's results of operations or financial condition.

Even assuming such activities are resumed, the Enlarged Group's planned development and exploration projects and acquisition activities may not result in significant additional reserves and it may not be successful in developing additional mines. In addition, in order to develop its reserves, it must receive various governmental permits. The Group cannot predict whether the Enlarged Group will continue to receive the permits necessary for it to operate profitably in the future. The Enlarged Group may not be able to negotiate economically viable mining contracts for properties containing additional reserves.

The Enlarged Group bases its reserve information on engineering, economic and geological data assembled and analysed by its staff, including engineers and geologists, and that data in certain cases is reviewed by third parties. The reserve estimates as to both quantity and quality are periodically updated to reflect extraction of commodities and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of reserves and costs to mine, including many factors beyond the Enlarged Group's control. Estimates of reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

(i) geological and mining conditions which may not be fully identified by available exploration data, or which may differ from experience in current operations;

(ii) historical production from the area compared with production from other similar producing areas; and

(iii) the assumed effects of regulation and taxes by governmental agencies and assumptions concerning commodity prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.

The Enlarged Group's reported mineral reserves are estimated quantities of proven and probable reserves and other minerals that under present and anticipated conditions can be legally and economically mined and processed, including (where relevant) by the extraction of their mineral content. The Xstrata Group Ore Reserves and Mineral Resources Report published by Xstrata on 29 January 2009 is stated as at 30 June 2008. To the extent that the prices of the commodities produced by the Enlarged Group do not recover from their current levels (which are generally lower than those prevailing prior to 30 June 2008) and in line with the Group's current expectations, certain of the Enlarged Group's reserves which are currently classified as proved or probable may cease to be classified as recoverable as they become uneconomic to mine. In addition, changes in operating and capital costs may have the same effect by rendering certain mineral reserves uneconomic to mine in the future.

The volume and grade of reserves actually recovered and rates of production from the Enlarged Group's present mineral reserves may be less than geological measurements of the reserves, which may result in the Enlarged Group realising less value from such reserves than has been predicted.

In addition, in the future short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies and other mineral resources, or the processing of different ore grades, may cause mineral reserves to be modified or the Enlarged Group's operations to be unprofitable in a particular period.

No assurance can be given that the indicated amount of reserves of ore or other minerals will be recovered, or will be recovered at the prices assumed. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body and mineral resource. As a better understanding of the ore body or mineral resource is obtained, the reserve estimates may change significantly, either positively or negatively.

For these reasons, estimates and classifications of reserves prepared by different Competent Persons or by the same Competent Persons at different times may vary substantially. Actual commodity tonnage recovered from identified reserves and revenue and expenditures with respect to the Enlarged Group's reserves may vary materially from estimates. Accordingly, these reserve estimates may not accurately reflect the Enlarged Group's actual reserves. Any inaccuracy in the estimates related to the Enlarged Group's reserves could result in lower than expected revenue, higher than expected costs and/or decreased profitability.

**Currency fluctuations**

The Enlarged Group produces and sells commodities that are typically priced in US dollars, while a large portion of the operating costs of the Enlarged Group's business is incurred in local currencies, including the Canadian dollar, the Swiss Franc, pounds sterling, the Chilean peso, the Kroner, the Australian dollar, the Euro, the South African Rand, the Argentine peso, the Colombian peso and the Peruvian Sol. Accordingly, the strengthening of any of those currencies or other local currencies in which the Enlarged Group incurs expenditure against the US dollar has (and has historically had) a detrimental effect on the Enlarged Group's results of operations and financial condition. See Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group".

The Enlarged Group's operations are conducted in many countries and the results of operations and the financial condition of individual Enlarged Group companies are reported in the relevant functional currency which, in some cases, is not the US dollar. The results for Group companies whose functional currency is not the US dollar have been translated into US dollars at the applicable foreign currency exchange rates for inclusion in the Group's historical consolidated financial statements. The exchange rates between relevant currencies other than the US dollar and the US dollar have historically fluctuated (including over the last five years), and the translation effect of such fluctuations may have a material adverse effect on the Enlarged Group's consolidated results of operations or financial condition.

Over the past three months, the US dollar has significantly strengthened against each of these currencies, contributing an estimated US$207 million to EBIT, as reported in the Group's preliminary results contained in Part III — "Unaudited Preliminary Results for the Xstrata Group for the year ended 31 December 2008". Although commodity prices and the US dollar tend to move in opposite directions, the US dollar's current strength is unusual

given the underlying current weakness of the US economy and extremely low interest rates. Any renewed decline in the US dollar against the currencies in which the Enlarged Group incurs costs, absent a corresponding increase in commodity prices, would have a material adverse effect on the Enlarged Group's consolidated results of operations or financial condition.

The Enlarged Group may, from time to time, hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations on the Enlarged Group's results of operations and financial condition, but there can be no assurance that such hedging will eliminate the potential material adverse effect of such fluctuations.

### Energy supply and prices

Certain of the Enlarged Group's operations and facilities are intensive users of natural gas, electricity, oil and other fuels. The procurement dynamics of these energy types are becoming increasingly connected as supply and demand conditions become more inter-dependent on a global basis. Factors beyond the control of the Enlarged Group, such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties and the costs associated with emissions from fossil fuels, as well as problems related to local production and delivery conditions (as has been the case frequently with electricity in South Africa and in 2008 with natural gas in Chile) can both reduce the reliability of supply of energy to the Enlarged Group's production processes and put upward pressure on the prices paid by the Enlarged Group for the fuels and energy used by it.

As with other mining sector inputs, the Group has historically been exposed to energy cost inflation in excess of broader measures of inflation. While these increases have abated to some extent in recent months, any renewed increases in energy costs will adversely affect the results of operations or financial condition of the Enlarged Group.

The Group has entered into fixed-term diesel supply agreements with Glencore. On termination of those agreements, the Enlarged Group will need to source its diesel requirements from Glencore or third parties. There can be no assurance that the Enlarged Group will be able to renew its diesel supply agreements with Glencore or to source its diesel requirements on better or equivalent terms compared with its current agreements, which may have an adverse effect on the results of operations or financial condition of the Enlarged Group.

In addition, the Enlarged Group's business operations could be adversely affected, including through loss of production and damage to its plants and equipment, if the supply of energy to one or more of its facilities was interrupted even temporarily.

### Taxation

Although Xstrata is incorporated in England and Wales, it is regarded as resident in Switzerland, and not in the UK, for Swiss and UK tax purposes and for the purposes of the UK-Switzerland double tax treaty. This means, broadly, that Xstrata's profits, income and gains are subject to the Swiss tax regime and not, save in the case of UK source income, to the UK tax regime. Any dividends paid by Xstrata will be regarded as Swiss dividends rather than UK dividends. For further information see paragraph 17 of Part IX — "Additional Information — UK taxation", paragraph 18 of Part IX — "Additional Information — Swiss taxation" and paragraph 19 of Part IX — "Additional Information — US taxation".

It is possible that in the future, whether as a result of a change of law or the practice of any relevant tax authority or the renegotiation of the UK-Switzerland double tax treaty, or as a result of any change in the management or the conduct of Xstrata's affairs, Xstrata could become, or be regarded as having been, resident in the UK, therefore becoming subject to the UK tax regime, which could adversely affect the results of operations or financial condition of the Enlarged Group.

As a result of changes made to the UK controlled foreign company rules by section 90 of the Finance Act 2002 (as amended by section 78 of the Finance Act 2006), it is possible that in certain circumstances future acquisitions by the Enlarged Group could bring it within these rules, with the consequence that Xstrata may become subject to UK tax on the income profits of certain non-UK resident subsidiaries. Future acquisitions could therefore adversely affect the results of operations or financial condition of the Enlarged Group. However, HMRC has provided a non-statutory letter of comfort to Xstrata that the legislation is not intended to apply to a company such as Xstrata and that HMRC will not regard the legislation as applying, provided that Xstrata continues to act as the parent company of its existing group, where Xstrata acts in the ordinary course of its business in making acquisitions of other groups

or companies in the same general business sector as its existing group, or carrying out significant post-acquisition refinancing or restructuring (including disposals). The Proposed Acquisition will not bring the Group within the UK controlled foreign company rules, because the Proposed Acquisition does not involve the acquisition of a UK tax resident company (which is a requirement for the legislation to apply).

The UK Government is currently undertaking a consultation on wide-ranging reform of the UK controlled foreign company rules. Announcements made in connection with the UK Pre-Budget Report on 24 November 2008 indicate that significant changes may be made to the UK controlled foreign companies regime. At present the consultation is ongoing and there is insufficient detail of the proposed changes to determine whether the status of the Enlarged Group as excluded (upon certain conditions) from the scope of the UK controlled foreign company rules would be replicated in any new rules which may be introduced.

A number of arrangements entered into by companies in the Enlarged Group have been structured in a tax efficient manner. Although it is anticipated that these arrangements are likely to achieve their desired effect, if any of them were successfully challenged by the relevant tax authorities, Enlarged Group companies may incur additional tax liabilities which could adversely affect the results of operations or the financial condition of the Enlarged Group. In addition, in the future, Enlarged Group companies may incur additional tax liabilities as a result of changes in tax laws or the imposition of new taxes, export retentions or duties.

### Labour

The majority of the workforce of the Enlarged Group is unionised. Xstrata believes that all of the Enlarged Group's operations have, in general, good relations with their employees and unions, but from time to time the Group's operations in South America, South Africa, Australia, Canada and Chile have experienced limited work stoppages and other forms of industrial action. See Part II — "Information on the Xstrata Group — Labour and employee relations". There can be no assurance that the Enlarged Group's operations will not be affected by such problems in the future. In addition, the Enlarged Group has been subject to union demands for pay rises and increased benefits. Strike action at other industry participants' operations may encourage work stoppages in connection with any labour-related demands of employees or unions at the Enlarged Group's operations. The Enlarged Group could be adversely affected by labour disruptions involving third parties who provide the Enlarged Group with goods or services at its operations. Strikes and other labour disruptions at any of the Enlarged Group's operations, or lengthy work interruptions at its existing and future development projects, could materially adversely affect the timing, completion and cost of any such project, as well as the Enlarged Group's results of operations or financial condition. There can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where the Enlarged Group operates) will not adversely affect the results of operations or financial condition of the Enlarged Group.

The majority of the workforce of the Enlarged Group is engaged pursuant to collective employment agreements. These collective agreements are negotiated with unions and other employee representative organisations from time to time. The collective agreements establish and set the terms and conditions of employment of the employees covered by the collective agreements. The Enlarged Group's collective agreements have differing terms and expiry dates. Prior to the expiry of a collective agreement, negotiation of conditions for renewal occurs between the relevant employing entities within the Enlarged Group and the relevant unions or other employee representative organisations. There can be no assurance that collective agreements will be renewed when due without work stoppages or other forms of industrial action, or without additional or unforeseen costs being incurred by the Enlarged Group.

There is a serious problem with HIV/AIDS infection of the Group's South African workforce, as there is in South Africa generally. The HIV/AIDS infection rate of the Group's South African workforce is expected to continue to increase significantly. The costs associated with HIV/AIDS (including, in particular, the cost of lost workers' time) may continue to adversely affect the Enlarged Group's South African results of operations or financial condition, although this risk may be mitigated to a certain extent through aggressive antiretroviral intervention programmes underway in the Enlarged Group's South African operations. See Part II — "Information on the Xstrata Group — Health and safety".

### Key employees

The management of the Enlarged Group's operations depends on a relatively small number of key employees. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the

results of operations or financial condition of the Enlarged Group. In addition, as the Enlarged Group's business develops and expands, Xstrata believes that the Enlarged Group's future success will depend on its ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

**Market for sulphide concentrate by-products**

The economics of many smelting operations, including those operated by the Enlarged Group, are reliant in part on the prices achievable for the marketable by-products of smelting. For example, a significant by-product of copper concentrate smelting (and that of zinc, nickel and lead sulphides) is sulphuric acid, which in recent years has, in line with other commodities, risen to price levels considerably in excess of their long-term average. Should sulphuric acid prices return to long-term averages or decline below them, which may occur as stricter environmental standards require capture of sulphur emissions resulting in an increase in the supply of sulphuric acid available for sale. This will result in many smelters facing severe financial pressures at current treatment and refining charge levels, and if they are unable to increase their treatment and refining charges to compensate, they will be forced to close. Higher treatment and refining charges would result in higher costs to the Enlarged Group where it does not smelt its own sulphide concentrates. By contrast, if the Enlarged Group's smelters are unable to increase treatment and refining charges to reflect reduced revenues from sulphuric acid sales (or other by-products), the contribution of these operations to the profitability of the Enlarged Group would be adversely affected. Either eventuality could materially adversely affect the Enlarged Group's results of operations or financial condition.

**Joint ventures**

Members of the Enlarged Group hold, and expect to hold in the future, undivided interests in joint ventures. Special risks associated with joint ventures include the possibility that the joint venture partners, which in certain cases include competitors of Xstrata, may:

(i) have economic or business interests or goals that are inconsistent with those of the Enlarged Group; or

(ii) take action contrary to the Enlarged Group's policies or objectives with respect to its investments, for instance by vetoing proposals in respect of the joint venture operations; or

(iii) be unable or unwilling to fulfil their obligations under the joint venture or other agreements; or

(iv) experience financial or other difficulties.

Any of the foregoing may have a material adverse effect on the results of operations or financial condition of the Enlarged Group. In addition, the termination of certain of these joint venture agreements, if not replaced on similar terms, could have a material adverse effect on the results of operations or financial condition of the Enlarged Group.

**Holding company structure and dependence on subsidiaries**

Xstrata's results of operations and financial condition are entirely dependent on the trading performance of members of the Enlarged Group. Xstrata's ability to pay dividends will depend upon the level of distributions, if any, received from Xstrata's operating subsidiaries and interests, any amounts received on capital raisings (including the Rights Issue) and asset disposals and the level of cash balances. Certain of Xstrata's operating subsidiaries and interests may, from time to time, be subject to restrictions on their ability to make distributions to Xstrata, including as a result of restrictive covenants contained in loan agreements, foreign exchange limitations and other regulatory restrictions and agreements with the other shareholders of such subsidiaries or associated companies. Any such restrictions may have a material adverse effect on Xstrata's results of operations or financial condition.

## Legislative risk factors relating to the Enlarged Group

**Environmental, health and safety**

The operations of the Enlarged Group are extensively regulated. National, state and local authorities in the countries in which the Enlarged Group has operations regulate the industries in which the Enlarged Group operates with respect to matters including, but not limited to, employee health and safety, royalties, permitting and licensing requirements, planning and development and environmental compliance (including, for example, compliance with waste and waste water treatment and disposal, emissions and discharge requirements, plant and wildlife protection,

reclamation and rehabilitation of mining properties before, during and after mining is complete, surface subsidence from underground mining and the effects that mining has on surface and/or groundwater quality and availability).

Governmental authorities and the courts have the power to enforce compliance (and in some jurisdictions, third parties and members of the public can initiate private procedures to enforce compliance) with applicable laws and regulations; violations of which may result in civil or criminal penalties, the curtailment or cessation of operations, orders to pay compensation, orders to remedy the effects of violations and/or orders to take preventative steps against possible future violations.

Numerous governmental permissions, approvals and leases are required for each of the Enlarged Group's operations. These permissions, approvals and leases are subject, in certain circumstances or on the occurrence of certain events, to modification, renewal or revocation. The Enlarged Group is required to prepare and present to national, state or local authorities data pertaining to the anticipated effect or impact that any proposed exploration, mining or production activities may have upon the environment. For example, in Australia the National Greenhouse and Energy Reporting Act 2007 was passed on 29 September 2007, establishing a mandatory reporting system for corporate greenhouse gas emissions and energy production and consumption. The costs, liabilities and other obligations associated with complying with such requirements or arising from the manner in which the obligations are met or, as may be necessary, the cost of rehabilitation of sites which have been closed down, may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. There can be no assurance that compliance costs, including the costs of rehabilitation of operations which have been closed down, and dealing with environmental and health and safety issues associated with legacy closed sites will not adversely affect the results of operations or financial condition of the Enlarged Group.

In certain jurisidictions, third parties or members of the public can challenge or otherwise inititate proceedings against the award of a permission, approval or lease. For example, in December 2008 an Australian federal appeal court ruled that the Federal Environment Minister had not followed due process in approving the development of an open pit mine at the Group's McArthur River operations. Although the court noted that the Group was not in error, the Group was required to suspend mining operations at McArthur River as a result of the decision. Although the Group initially continued processing stockpiled ore, as result of the consultation period that was required between the minister deciding to recommend that approval be granted and approval actually being granted it was necessary to place the mine on care and maintenance in the interim. There can be no assurance that these types of actions will not continue to occur or that they will not have a material adverse effect on the results of operations or financial condition of the Enlarged Group.

The Group's Mount Isa operations in Queensland, Australia are subject to specific legislation of the Queensland State Parliament, namely the Mount Isa Mines Limited Agreement Act 1985. The Mount Isa Mines Limited Agreement Act 1985, among other things, specifies the particular environmental conditions applicable to the site and exempts the Mount Isa operations from compliance with the otherwise applicable Environmental Protection Act 1994. However, in May 2008 the Queensland Parliament passed the Environmental Protection and Other Legislation Amendment Act 2008, which provides for a transition of environmental regulatory functions relating to Mount Isa (including those covered by the Mount Isa Mines Limited Agreement Act 1985) to the Environmental Protection Act 1994. As a result, at the end of a three year transition period, Xstrata will have to apply to the state environmental regulator, under the Environmental Protection Act 1994, for an environmental authority for its operations. If the conditions attached to this environmental authority require substantial changes to the Mount Isa operations, then significant cost consequences, relating to investing in new environmental technologies and practices, could be required to maintain current production levels, which would have an adverse effect on the results of operations or financial condition of the Enlarged Group. See Part II — "Information on the Xstrata Group — Regulatory and environmental matters".

In addition, a violation of environmental or health and safety laws relating to a mine or production facility or a failure to comply with the instructions of the relevant environmental or health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine or production facility, a loss of the right to mine or to continue with production or the imposition of costly compliance procedures, fines and penalties, liability for clean-up costs or damages. If environmental, health and safety authorities require the Enlarged Group to shut down all or a portion of a mine or production facility or to implement costly compliance measures, or impose fines and penalties, liability for clean-up costs or damages on the Enlarged Group, whether pursuant to existing or new environmental, health and safety laws and regulations, such measures could have a material adverse effect on the Enlarged Group's results of operations and financial condition.

The possibility exists that new environmental and/or health and/or safety legislation or regulations may come into force and/or new information may emerge on existing environmental and/or health and/or safety conditions and/or other events (including legal proceedings brought based upon such conditions or an inability to obtain necessary permits), that may materially adversely affect the Enlarged Group's operations, its cost structure, its customers' ability to use the commodities produced by the Enlarged Group, demand for its products, the quality of its products and/or its methods of production and distribution. For example, in June 2007, a new European Union regulation for the Regulation, Evaluation and Authorisation of Chemicals ("REACH") came into force across the EU. REACH is intended to place the burden of ensuring the safety of chemical substances in terms of both occupational and environmental exposures onto the shoulders of the industry instead of authorities. Many of the commodities produced by Xstrata and/or the Enlarged Group and the chemicals used by it for production or other purposes fall within the scope of REACH. REACH requires EU-based legal entities to pre-register and subsequently register (and, in certain cases, to seek authorisation for the use or placing on the market of) chemical materials that they import into or manufacture within the EU by certain deadlines as a pre-condition to market access. Although to-date Xstrata has completed all pre-registrations required to ensure that its group members and customers may continue to manufacture and/or import affected commodities and other chemicals by the relevant deadlines, the Enlarged Group may be denied market access for some or all of these materials in the future if full registrations and, where applicable, authorisations are not obtained. REACH's impact on the global supply chain for chemicals, including those used by Xstrata and/or the Enlarged Group for production or other purposes, is also unpredictable. A further example is European Union regulatory reform in the context of classifications of nickel substances under the Dangerous Substances Directive and the import of those classifications into the REACH framework through new regulations. These regulations, in particular the European Union 30th Adaptation to Technical Progress ("ATP") to the Dangerous Substances Directive (which entered into force in October 2008) and the proposed 31st ATP to the Dangerous Substances Directive, introduce new classifications for nickel containing substances which would result in additional labelling and packaging requirements for reclassified substances within the EU. These reforms for future may require Xstrata to change packaging and other transport and logistical arrangements associated with the affected substances which may result in significant increased costs and which could have an adverse effect on the results of operations or financial condition of the Enlarged Group.

Xstrata expects that further environmental laws and/or regulations will likely be implemented to protect the environment and quality of life, given sustainable development and other similar goals which governmental and supragovernmental organisations and other bodies have been pursuing. For example, state and territory governments in Australia are considering a range of effective policy responses to ensure a flexible way of achieving greenhouse gas abatement in the transition to a carbon constrained future. Some of the issues which are relevant to the Enlarged Group that are currently under review by environmental regulatory agencies include reducing or stabilising various emissions, including sulphur dioxide and greenhouse gas emissions, geochemical and geotechnical stability of mine works, mine reclamation and rehabilitation, water, air and soil quality and absolute liability for spills or for exceeding prescribed limits. Such matters may, amongst other things, require the Enlarged Group, or its customers, to change operations significantly or incur increased costs (including compliance expenditures) or could require the Enlarged Group to increase financial reserves, which could have an adverse effect on the results of operations or financial condition of the Enlarged Group.

In view of the uncertainties concerning future removal, stabilisation, reclamation and site rehabilitation costs on certain of the Enlarged Group's properties, the costs actually incurred by the Enlarged Group could differ from the amounts estimated. Estimates for such future costs are subject to change based on amendments to applicable laws and regulations, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require the Enlarged Group to provide financial security to secure, in whole or in part, future removal, stabilisation, reclamation and site rehabilitation obligations in such jurisdictions. In some instances, the Group has already provided such security. In other instances, such security may be required to be provided upon the occurrence of certain events, including in certain cases if Xstrata or the relevant member of the Enlarged Group ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation, or as the relevant property nears the end of its operation. Although the provision of such security does not increase the future removal, stabilisation, reclamation and site rehabilitation costs (other than costs associated with the provision of such security), a portion of the Enlarged Group's financial resources may be required to support these commitments, which could adversely affect the financial resources available to the Enlarged Group.

**Risks related to climate change legislation**

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on 16 February 2005. As of 14 January 2009, 183 states and one regional economic integration organisation (the "EEC") had deposited instruments of ratifications, accessions, approvals or acceptances in respect of the Kyoto Protocol.

The Enlarged Group has operations in various jurisdictions that may be subject to national, regional or local laws, regulations, taxes and policies aimed at limiting or reducing greenhouse gas emissions. While the impact of the Kyoto Protocol and related legislation and regulation cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transport, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. As the operation of the Enlarged Group's business involves incurring certain of these costs, increases in such costs could have a material adverse effect on the results of operations or financial condition or increase tax payments of the Enlarged Group. Further, the Enlarged Group may be required to change operations, reduce production capacity or make additional investments to adapt to new or amended environmental laws and regulations, which could have a material adverse effect on the results of operations or financial condition of the Enlarged Group.

The coal industry, governments and other organisations are actively investing in research projects to reduce greenhouse gas emissions from the use of coal in power generation. There can be no assurance that the introduction of laws, regulations, taxes and practices to limit greenhouse gas emissions will not in the future adversely affect the price of, and demand for, coal. A significant decrease in the demand for coal, with current users turning increasingly to alternative forms of energy, may adversely affect the results of operations or financial condition of the Enlarged Group.

Given the uncertainty surrounding the impact of climate change, the manner of implementation of the Kyoto Protocol in those jurisdictions where it has yet to be implemented, the various mechanisms available for countries to achieve their emission reduction targets (whether under the Kyoto Protocol or otherwise), including the levying of taxes against greenhouse gas emissions or greenhouse gas emitting products, and difficulties in identifying and assessing the financial implications of such impacts and measures, it is not possible to determine with certainty at this time what the ultimate effects of climate change and the Kyoto Protocol or other similar initiatives to limit or control greenhouse gas emissions may be for the Enlarged Group.

**Australian native title and South African and Canadian land claims**

In Australia, the Native Title Act 1993 (Cth) (the "Native Title Act") recognises native title and establishes processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. If native title has not been extinguished, the Native Title Act provides procedural rights for registered native title claimants, including the right to negotiate with respect to the grant of mining rights, which include exploration titles and the compulsory acquisition of land. For further information, see Part II — "Information on the Xstrata Group — Regulatory and environmental matters — Native title and land claims". Native title claims have been made over some areas where the Enlarged Group has mining operations and there can be no assurance that such claims or any future claims will not have a material adverse effect on the Enlarged Group's results of operations or financial condition or that additional claims will not be lodged in the future.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. The Land Claims Court is empowered to make orders concerning the restoration of a right in land or any portion of land, compelling the payment of compensation, thereby compelling the South African government to include a claimant as a beneficiary in a state support programme for housing or granting the claimant an appropriate right in alternatively designated state land or with any alternative and appropriate relief. For further information, see Part II — "Information on the Xstrata Group — Regulatory and environmental matters — Native title and land claims". Xstrata is aware that a number of land claims have been lodged in relation to the surface rights of the Group's various South African properties, but has limited information about these claims, and due to the lengthy administrative process under the Restitution of Land Rights Act 1994, there is uncertainty as to their status and prospects of success.

In Canada, the Group's properties may, in the future, be the subject of Native American land claims which are generally addressed by the courts in Canada. The legal basis of such a land claim is a matter of considerable legal complexity and the impact of the assertion of a land claim, or the possible effect of a settlement of such claim upon the property interest in question, cannot be predicted with any degree of certainty at this time. In addition, no assurance can be given that any recognition of Native American rights whether by way of a negotiated settlement or by judicial pronouncement (or through the grant of an injunction prohibiting mining activity pending resolution of any such claim) would not delay or even prevent the Enlarged Group's resource development or mining activities in Canada.

Accordingly, no assurance can be given that these land claims, or any other land claims of which the Group is not aware, will not have an adverse effect on the Enlarged Group's rights to the properties that are subject to the land claims or a material adverse effect on the Enlarged Group's results of operations or financial condition.

**South African MPRDA and Empowerment Charter and Royalty Act**

On 3 October 2002, the President of South Africa assented to and signed into law the Mineral and Petroleum Resources Development Act 28 of 2002 (the "MPRDA"), which came into operation on 1 May 2004. On 13 August 2004, the Empowerment Charter was promulgated, together with the "scorecard" for measuring black empowerment in the mining industry, which is intended to monitor and assess compliance with the Empowerment Charter. In addition, the government of South Africa, in conjunction with the industry, is developing further legislation and guidelines, including Royalty Act 28 of 2008 pertaining to royalties which was assented to on 24 November 2008 and comes into effect on 1 May 2009. Royalty Act 28 of 2008 provides for a variable royalty determined by a set formula calculated in part according to the ratio of EBIT to gross sales with a minimum royalty obligation of 0.5% and a maximum of 5% for refined material and 7% for unrefined material in respect of the transfer of mineral resources. Regulations pertaining to the MPRDA were promulgated on 23 April 2004, 29 October 2004 and 29 November 2006. A further Mineral and Petroleum Resources Development Amendment Bill was introduced in the National Assembly on 4 May 2007 dealing with, amongst other matters, the administration of environmental authorities and implementation of one environmental management system governing both prospecting and mining, the removal of ambiguities in certain definitions in the MPRDA and certain other technical amendments to the MPRDA. This Bill has undergone a public participation process, and has been passed by the legislature. The Bill is currently before the President of South Africa with a view to it being signed into law.

A key outcome of the MPRDA is that the government of South Africa becomes the custodian of all the rights to minerals and that prospecting and mining will require prospecting and mining rights respectively which can only be granted once certain criteria are met, including empowerment criteria for historically disadvantaged South Africans ("HDSAs"). Existing prospecting and mining rights, termed "old order rights", need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26% of the South African mining industry is controlled by HDSAs by 30 April 2013. In addition, mining companies need to achieve certain goals aimed at the advancement of HDSAs both in the workplace and the communities in which they operate.

In this regard, Xstrata Alloys has entered into a combined Pooling and Sharing Venture with Merafe Resources Limited ("Merafe"), its black empowerment partner in the ferrochrome business, and a partnership agreement with Kagiso to give effect to black economic empowerment obligations in respect of the Mototolo Joint Venture. Xstrata Coal in South Africa has entered into an agreement with ARM to establish a new black controlled coal mining company, ARM Coal. In addition, in November 2006, Xstrata Alloys' vanadium division agreed to the commercial terms of a combined Pooling and Sharing Venture with the Bakwena-Ba-Mogopa tribe, a traditional community and owner of the surface rights where Xstrata Alloys' vanadium production facility is situated and which is, for these reasons, Xstrata Alloys' empowerment partner. In addition, as part of the Eland Acquisition, Xstrata Alloys concluded a restructuring agreement under which the Ngazana Consortium will participate as Xstrata's black economic empowerment partner in the project. On the basis of the aforementioned empowerment credentials, Xstrata Alloys and Xstrata Coal have been granted a number of conversions of old order mining rights as well as new applications for mining and prospecting rights by the Department of Minerals and Energy Affairs in South Africa.

No assurance can be given that, despite the initiatives taken so far by the Group, these legislative developments in South Africa will not have a material adverse effect on the Enlarged Group's mining rights in South Africa and/or the results of operations or financial condition of the Enlarged Group.

## Risk factors related to jurisdictions in which the Enlarged Group operates

### Political, economic, security and other risks

Certain of the Enlarged Group's activities and related assets are located in countries which may be, or become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organisations and other third parties, including non-governmental organisations, and are frequently subject to unpredictable economic and political considerations, such as taxation, nationalisation, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction or rescission of contractual rights or the taking of property without fair compensation. The security risks in certain of the countries in which the Enlarged Group operates can often be high. These risks include, amongst others, the destruction of property, injury to personnel and the cessation or curtailment of operations, any of which could have an adverse effect on the Enlarged Group's operations.

The Enlarged Group performs a thorough risk assessment on a country-by-country basis when considering its investment activities, and attempts to conduct its business and financial affairs so as to protect (to the extent possible) against political, legal, regulatory and economic risks applicable to operations in the countries where the Enlarged Group operates. However, there can be no assurance that the Enlarged Group will be successful in so protecting itself against all or any of these risks. These projects and investments could also be adversely affected by changes in laws and regulations relating to foreign trade, investment and taxation.

The Enlarged Group has significant operations in South Africa. As a result, important political, economic and other risks relating to South Africa could affect an investment in Xstrata. Large parts of the population of South Africa do not have access to adequate education, healthcare, housing and other services, including water and electricity. South Africa has also experienced high levels of crime and unemployment in comparison with more developed countries. These problems have been among the factors that have impeded inward investment into South Africa, prompted the emigration of skilled workers and negatively affected South Africa's growth rate. While the South African government has committed itself to creating a stable free market economy, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's challenges. It is also difficult to predict the effect on the Enlarged Group's business of these problems or of the government's efforts to solve them.

Further, there has been political and economic instability in South Africa's neighbouring countries. If this instability were to extend into or cause similar instability in South Africa, it could have a negative impact on the Enlarged Group's ability to manage and operate its South African operations and therefore on its results of operations or financial condition.

There are political and economic risks relating to the Enlarged Group's operations at Alumbrera, Argentina. Argentina suffered a period of deep social and economic deterioration and political and economic instability during 2001 and a devaluation of its currency in 2002.

Recently, the Argentine Government has sought to impose export retention taxes on products produced from the Enlarged Group's operations in Alumbrera, which has fundamentally altered the tax stabilisation regime conferred by Mining Investment Law No 24, 196 of May 1993 of which Alumbrera is a beneficiary. The Enlarged Group's operations in Argentina may be adversely affected by the imposition of export retention taxes or by changes in the nature of the Argentinean government, its policies, including taxation, or the political, economic or social dynamics affecting Argentina, any or all of which may not be within the control of the Enlarged Group.

Cerrejón and Prodeco operate in Colombia. As a result, political and other risks relating to Colombia could affect an investment in Xstrata. Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerrilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialised

units. Despite these efforts, drug-related crime and guerrilla activity continue to exist in Colombia. If this violence affects the operations of the Cerrejón Business or the Prodeco Business, it could have an adverse effect on the Enlarged Group's results of operations. Historically, Colombia has also experienced other political and economic instability. The Cerrejón Business and the Prodeco Business may be adversely affected by any deterioration in the political, economic or security situation in Colombia, including where such factors have a direct impact on the operations of Cerrejón's and Prodeco's mines, and their rights to carry on their operations. There can be no assurance that such deterioration will not have a material adverse effect on the results of operations or financial condition of any or all of the Cerrejón Business, the Prodeco Business and the Enlarged Group as a whole.

The Group has operations, including development projects, in Peru, Chile, the Dominican Republic, Tanzania, New Caledonia and the Philippines. These operations may be adversely affected by changes in government policies and regulatory oversight, including taxation and land and environmental permitting policies, changes in the ruling government or the matrix of political, economic and social factors affecting any of such countries, or by risks relating to the security situation in such countries, none of which would be within the control of the Enlarged Group.

### Exchange controls

South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland (the "CMA"). Transactions between CMA residents and non-CMA residents are subject to South African exchange control regulations. The present exchange control system in South Africa is used principally to control capital movements. South African residents, including companies, are generally not permitted (except within certain monetary limits and within other parameters) to export capital from South Africa or to hold foreign currency or foreign investments without the approval of the exchange control authorities. Further modifications to these restrictions may be made by the South African government. The expansion of existing, or imposition of new, exchange controls could adversely affect the Enlarged Group's results of operations or financial condition.

In 2002, Argentina imposed exchange control restrictions which required revenues from exports to be repatriated to Argentina and exchanged for Argentine pesos. However, pursuant to a decree issued on 27 February 2003, all mining companies which enjoyed "exchange control stability" between March 1991 and December 2001, which includes Minera Alumbrera Limited, a member of the Enlarged Group, are exempt from compliance with the exchange control restrictions. There can be no assurance that Argentinean government policy in relation to this issue will not change again in the future. Any change could have a material adverse effect on the Enlarged Group's results of operations or financial condition.

### Market access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. The impact of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could also affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures. Such changes in demand and price could have a material adverse effect on the Enlarged Group's results of operations or financial condition.

### Production technology

Xstrata believes that the technology it uses to produce and process metals is advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed, or that the economic conditions in which current technology is applied will not change.

### Raw material procurement risks

Procurement of raw materials involves risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, the Enlarged Group's supply contracts provide that suppliers of concentrate may be released from their delivery obligations if certain "force majeure" events occur. The Enlarged Group's business operations could be adversely affected, at least

temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other "force majeure" events and if the Enlarged Group is unable, on short notice, to shift to alternative sources of supply.

### Legal and regulatory proceedings

The nature of the Enlarged Group's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these proceedings cannot be predicted with certainty. There can be no assurance that they will not have a material adverse effect on the Enlarged Group's results of operations in any future period, and a substantial judgment against it could have a material adverse impact on the Enlarged Group's business, financial condition, liquidity and results of operations.

### It may not be possible to effect service of process upon Xstrata or the Directors or enforce court judgments against Xstrata or the Directors

Xstrata is a company incorporated in England and Wales and regarded as resident in Switzerland, and not in the United Kingdom, for Swiss and UK tax purposes and for the purposes of the UK — Switzerland double tax treaty. The Enlarged Group's assets are located in various jurisdictions and the majority of the Enlarged Group's assets are located in jurisdictions outside the United States. The Directors are citizens or residents of various countries and most of the Directors are not citizens or residents of the United States. It may not be possible for investors in Xstrata's securities to effect service of process outside England, Wales or Switzerland against Xstrata or the Directors or to enforce the judgment of a court outside England, Wales or Switzerland against Xstrata or the Directors. It may be difficult for investors in Xstrata's securities to enforce, in original actions or in actions for enforcement brought in jurisdictions located outside the US, judgments of US courts or civil liabilities predicated upon US federal securities laws. Further, it may be difficult for investors in Xstrata's securities to enforce judgments of this nature in many of the other jurisdictions in which the Enlarged Group operates and in which its assets are situated and in the countries of which most of the Directors are citizens or residents.

## Risk Factors Connected with the Proposed Acquisition

### Integration of the Prodeco Business

The integration of the Prodeco Business in the Enlarged Group involves a number of risks, including:

- the attention of the Enlarged Group's management may be diverted away from other business concerns;
- the Enlarged Group's management may be unable to integrate the Prodeco Business in a cost-effective manner, which could result in duplication of management information and financial control systems, customer service teams and product offerings;
- there may be outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the acquisition of the Prodeco Business;
- the Enlarged Group may find it difficult to effectively assimilate the business and management cultures of the Group and the Prodeco Business; and
- the Enlarged Group may not be able to achieve the post-tax cash cost savings and other potential synergies identified prior to the Proposed Acquisition.

If Xstrata fails to integrate the Prodeco Business on a timely and cost-effective basis, the higher than expected costs and other difficulties could have a material adverse effect upon the results of operations or financial condition of the Enlarged Group.

### The Proposed Acquisition is conditional and the conditions may not be satisfied. The Proposed Acquisition and the Rights Issue are inter-conditional

The Proposed Acquisition is conditional, amongst other things, upon Shareholder approval and regulatory clearances. There can be no assurance that these conditions will be satisfied and that completion of the Proposed Acquisition will be achieved. The Rights Issue and the Proposed Acquisition are inter-conditional. Therefore if the Rights Issue, which is also subject to Shareholder approval and certain other conditions, does not proceed, the Proposed Acquisition will not proceed and vice versa.

**Prodeco may not perform in line with expectations**

If the results and cash flows generated by the Prodeco Business are not in line with the Group's expectations, a write-down may be required against the carrying value of its investment in the Prodeco Business. Such a write-down may affect the Enlarged Group's business and may also reduce Xstrata's ability to generate distributable reserves by the extent of the write-down, and consequently affect Xstrata's ability to pay dividends.

**Accounting treatment of the Proposed Acquisition**

Due to the provisions governing the Xstrata Group's conduct of the Prodeco Business during the Call Option exercise period, the Prodeco Business will be accounted for by the Enlarged Group as a financial asset under IFRS during such period. These provisions are described in Part IV — "Principal Terms of the Proposed Acquisition — Call Option Agreement — Undertakings of Xstrata (Schweiz) AG relating to conduct of the Prodeco Business" of the Circular, which has been incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference". As a result, should the Call Option be exercised any income generated by the Prodeco Business will at all times have been recognised in the Enlarged Group's consolidated income statements as finance income and, accordingly, will not have contributed to EBITDA (although Glencore will have paid a repurchase price that Xstrata believes adequately compensates Xstrata's Shareholders by providing a robust return on the original consideration paid by Xstrata).

**Glencore may exercise its Call Option**

In the event that the Call Option is exercised, Glencore will pay a premium of US$250 million over the original consideration paid by the Xstrata Group for the Prodeco Business and Xstrata will retain the earnings of the Prodeco Business from the Effective Date until completion of the transfer of the Prodeco Business to Glencore. If the Call Option is exercised, the board of directors of Xstrata believes that this premium will adequately compensate the Xstrata Group for Glencore's use of the original consideration, effectively financing its participation in the Rights Issue through the Proposed Acquisition structure, and for Xstrata being unable to take advantage of an asset which could have added significant long-term value to the Xstrata Group.

**Expiration of Prodeco's port facilities concession**

Puerto Zuñiga, the principal port out of which the Prodeco Business's coal is exported, is operated under a private concession awarded by the Colombian Government which expires in March 2009. Prodeco has requested, in accordance with the legal framework established by the Colombian Ministry of Transport, a temporary authorisation to continue the operation of Puerto Zuñiga until a new multi-user facility to export coal is operating. Prodeco is party to a memorandum of understanding signed with the Colombian Government in respect of this new multi-user port. The application for the temporary authorisation was lodged on time and negotiations are underway to extend and increase the capacity of the port concession until the new multi-user port is completed in 2013. To the extent that such temporary authorisation is not granted the Enlarged Group will not have a facility to export coal from the Prodeco assets (other than via other, third party ports, which would constitute a significant production bottleneck). Xstrata believes that the necessary temporary authorisation, extension and increase to the port capacity is likely to be forthcoming from the Colombian Government prior to the expiration of the current concession. Any failure to extend would adversely affect the results of operations and financial condition of the Prodeco Business.

**Environmental approval of river diversion**

The Prodeco Business has sought environmental approval to divert a river that runs through the concession within which the Calenturitas mine is situated in order to enable coal to be extracted from new, planned mining areas. This approval, which has not yet been received (although it is currently expected to be granted in 2009), is required to ensure that the full mine reserves can be accessed. While Xstrata believes that such approval will be forthcoming, a significant delay in granting the necessary environmental approval or the denial of such approval would adversely affect the results of operations and financial condition of the Prodeco Business.

**Small mining concession within La Jagua complex not currently controlled by Prodeco**

One small mining concession, covering an area of approximately 3 hectares, within the La Jagua open pit mining complex is currently not controlled by Prodeco. Any failure of the Enlarged Group to secure mining rights over the concession in question may adversely affect the results of operations or financial condition of the Prodeco Business.

### Rail access

The Prodeco Business increasingly relies on the rail network to move its product efficiently to the port, and an expansion of the rail network capacity is currently underway to support the growth plans of the business. There are a number of community issues relating to the proximity of certain parts of the network to residential areas that are currently being managed by Fenoco, the rail concession holder, in which the Prodeco Business has an economic interest of approximately 39.8%. These issues, if not resolved, may impact the future expansion of the rail network capacity, which could result in restricted throughput and/or higher costs.

## Market Considerations

### Trading market for Nil Paid Rights and Fully Paid Rights

Application will be made to admit the New Shares (nil and fully paid) for trading on the London Stock Exchange's main market for listed securities and will be made for the New Shares (nil and fully paid) to be admitted to listing on the SIX. It is expected that dealings in rights to subscribe for the New Shares, nil paid, on the London Stock Exchange's main market for listed securities and on the SIX (for normal settlement) will commence on 3 March 2009. There can be no assurance, however, that an active trading market in Nil Paid Rights or Fully Paid Rights will develop upon or following Admission or Swiss Admission.

### Exchange rate risk and exchange controls

The Nil Paid Rights, Fully Paid Rights and New Shares are priced in pounds sterling. Accordingly, any investor outside the United Kingdom is subject to adverse movements in their local currency against pounds sterling.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate.

### Dilution of ownership of Ordinary Shares upon issue of New Shares

If an entitlement to New Shares is not validly taken up by 11.00 a.m. on 17 March 2009 in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. Although the Company has made arrangements with Deutsche Bank and JPMorgan Cazenove pursuant to which they will endeavour (as agents of the Company) to procure subscribers for all (or as many as possible) of those New Shares not taken up, if they are unable to find subscribers for such New Shares or are unable to achieve a specified premium over the Issue Price and the related expenses of procuring such subscribers, Shareholders will not receive any consideration for the Nil Paid Rights they have not taken up. Furthermore, to the extent that Shareholders do not exercise their Nil Paid Rights to subscribe for New Shares, their proportionate ownership and voting interest in the Ordinary Shares of the Company (upon the issue of New Shares) will, accordingly, be reduced, and the percentage that their Existing Shares represent of the Company's increased share capital after the issue of New Shares will also accordingly be reduced. Even if a Shareholder elects to sell his unexercised Nil Paid Rights, or such Nil Paid Rights are sold on his behalf, the consideration he receives may not be sufficient to compensate him fully for the dilution of his percentage ownership of the Company's share capital that may be caused as a result of the Rights Issue.

### Possible volatility of the price of the Nil Paid Rights, Fully Paid Rights and/or Ordinary Shares

The market price of the Nil Paid Rights, Fully Paid Rights and/or Ordinary Shares could be volatile and subject to significant fluctuations due to a change in sentiment in the market regarding the Nil Paid Rights, the Fully Paid Rights and/or Ordinary Shares (or securities similar to them), including, in particular, in response to various facts and events, including any regulatory changes affecting the Enlarged Group's operations, variations in the Enlarged Group's operating results and/or business developments of the Enlarged Group and/or its competitors, the operating and share price performance of other companies in the industries and markets in which Xstrata or the Enlarged Group operate, and the publication of research analysts' reports regarding Xstrata, its competitors or the mining sector generally. Stock markets have in the past, and particularly in recent times, experienced significant price and volume fluctuations which have affected market prices for Xstrata's securities unrelated to its operating performance or prospects. Furthermore, the Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Nil Paid Rights, Fully Paid Rights and/or Ordinary Shares. For example, the Closing Price of an Ordinary Share on the London Stock Exchange has decreased from 4,024 pence on 30 June 2008 to 569.5 pence on 30 January 2009.

## Major Shareholder

So far as Xstrata is aware, as at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) Glencore beneficially owns approximately 34.45% of the issued ordinary share capital of Xstrata. Xstrata understands that a substantial portion of this interest is subject to collateral or similar arrangements related to the provision of finance to Glencore.

Xstrata has received an irrevocable undertaking from Glencore to take up its entitlements in full under the Rights Issue. As a result of the Glencore Undertaking, assuming (i) the Rights Issue completes, (ii) that Glencore takes up in full all of the entitlements that are the subject of the Glencore Undertaking, and (iii) that no options granted under the Xstrata Share Schemes and no conversion rights under the 2017 Convertible Bonds are exercised, between 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and completion of the Rights Issue, immediately following the New Shares Issue, Glencore is expected to own beneficially approximately 34.45% of Xstrata's enlarged issued ordinary share capital. Glencore is currently able to, and following the New Shares Issue will continue to be able to, exercise a significant degree of influence over matters requiring Shareholder approval, including the approval of significant corporate transactions, and this may have the effect of delaying, preventing or deterring a change in control of the Enlarged Group, could deprive Shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of the Enlarged Group and might affect the market price of the Ordinary Shares and/or other securities of the Enlarged Group.

In the event that security is called under Glencore's financing arrangements described above, a substantial portion of its interest in Xstrata may become subject to sale, transfer or other disposal. Any such sale, transfer or other disposal occurring prior to the ex-rights date will reduce the number of Existing Shares subject to Glencore's undertaking to take up its rights, which would permit the Banks to terminate the Underwriting Agreement. See — "Non-completion of the Rights Issue" below. The Banks are not, however, permitted to terminate the Underwriting Agreement if any such sale, transfer or other disposal occurs after the ex-rights date. If such sale, transfer or other disposal occurred prior to the Extraordinary General Meeting, it would reduce the number of Existing Shares subject to Glencore's undertaking to vote in favour of the Rights Issue Resolutions. In addition, such a sale (or any other sale at any time by Glencore of all or a substantial portion of the Ordinary Shares beneficially owned by it) could adversely affect the market price of the Ordinary Shares and/or other securities of the Enlarged Group.

**Possible unavailability of pre-emptive rights for US and other non-UK holders of Ordinary Shares**

In the case of an increase of the share capital of Xstrata for cash, the existing Shareholders are generally entitled to pre-emption rights pursuant to the Companies Act 1985 unless such rights are waived by a special resolution of the Shareholders at a general meeting (as proposed in respect of the Rights Issue) or in certain circumstances stated in the Articles. To the extent that pre-emptive rights are granted, US and certain other non-UK holders of the Ordinary Shares may not be able to exercise pre-emptive rights for their Ordinary Shares unless the Company decides to comply with applicable local laws and regulations and, in the case of US holders, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. Xstrata intends to evaluate at the time of any future rights offering the costs and potential liabilities, direct and indirect, associated with any such compliance or registration statement. At such time, Xstrata also intends to evaluate the indirect benefits to it of enabling the exercise by US and other non-UK holders of the Ordinary Shares of pre-emptive rights and any other factors Xstrata considers appropriate at the time. On the basis of this evaluation, Xstrata will then need to make a decision as to how to proceed and whether to file such a registration statement or otherwise or any other steps necessary to enable Shareholders in such other non-UK jurisdictions to exercise their pre-emptive rights. No assurance can be given that any steps will be taken in any jurisdiction or that any registration statement will be filed to enable the exercise of such holders' pre-emptive rights.

**Non-completion of the Rights Issue**

Including the proceeds from the Rights Issue, net of the debt incurred to fund the Proposed Acquisition, the combined impact on Xstrata's financial position of the actions taken by the Group to conserve cash and reduce operating and capital costs is expected to be more than US$7 billion, ensuring that it remains robust, even in the event of an unexpectedly prolonged period of depressed commodity prices, in line with the Xstrata Group's firm commitment to retain an investment grade balance sheet throughout the economic cycle. If the Rights Issue is not completed, the Group will seek to take other measures, which may include further actions to conserve cash, reduce operating costs or raise alternative funds in the debt or equity capital markets. These measures may be less effective than the Rights Issue in reducing Xstrata's gearing, may not improve its strategic positioning (for when the outlook for commodity prices and cash flows improves and may not be in the best long term interests of Shareholders).

# Important Information

Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild by the FSMA, Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accept no responsibility whatsoever and make no representation or warranty, express or implied, for the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by them, or on their behalf, in connection with Xstrata, the New Shares, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue or the Proposed Acquisition, and nothing in this Prospectus is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this Prospectus or any such statement.

Deutsche Bank, JPMorgan Cazenove, J.P. Morgan Securities Ltd. and Rothschild and/or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Xstrata Group. In addition, affiliates of the Banks are lenders under and/or otherwise party to certain of the Xstrata Group's debt facilities agreements. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Club Facility and the Syndicated Facility and Deutsche Bank and J.P. Morgan plc are arrangers and bookrunners of the Club Facility. See paragraph 20 of Part IX — "Additional Information — Summary of the terms of the Underwriting Agreement" for details of the Underwriting Agreement, and paragraph 21.13 of Part IX — "Additional Information — Material contracts — Debt Facilities Agreements" for details of the Club Facility and the Syndicated Facility.

The Joint Underwriters may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, the Joint Underwriters do not propose to make any public disclosure in relation to such transactions.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

If you hold your Ordinary Shares in certificated form, you should retain this Prospectus for reference pending receipt of a Provisional Allotment Letter. Shareholders who hold their Existing Shares in uncertificated form should note that they will receive no further written communication from Xstrata in respect of the Rights Issue save for the Circular. They should accordingly retain this document for, among other things, details of the action they should take in respect of the Rights Issue.

No person has been authorised to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been authorised by Xstrata, any of the Banks or Rothschild. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, neither the delivery of this Prospectus, nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Xstrata Group or the Prodeco Business since the date of this Prospectus or that the information in it is correct as of any subsequent date. Xstrata will comply with its obligation to publish a supplementary prospectus containing further updated information required by law or any regulatory authority (and expects to publish a supplementary prospectus on 2 March 2009 containing the Xstrata Group's audited consolidated financial statements for the year ended 31 December 2008) but assumes no further obligation to publish additional information.

## Competitive statements

The table set out below describes the basis of the competitive statements in respect of the Xstrata Group included in this Prospectus. The market data supporting the competitive statements was obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Xstrata has not relied on single sources but has instead sought to ensure that each competitive statement is balanced and reasonable, based on various available sources and Xstrata's knowledge of the markets in which the Xstrata Group operates.

Analysis of the coking coal markets in this Prospectus does not include coals known as pulverised coal injection ("PCI") coals, which are used for injection directly into blast furnaces, and refers only to coal used for coke-making.

| Statement | Basis |
|---|---|
| ***Group*** | |
| The Group is the fifth largest diversified mining group in the world | Enterprise value calculated as market capitalisation (sourced from Bloomberg) plus interest bearing net debt plus minorities sourced from the latest publicly available financial information, in each case as at 30 January 2009 |
| The Group's top five industry positions in copper, export thermal coal, export coking coal, ferrochrome, zinc, nickel and vanadium | Production for the year ended 31 December 2008 |
| ***Copper Business*** | |
| The Xstrata Group is one of the world's five largest producers of mined copper | Production for the year ended 31 December 2008 |
| ***Coal Business*** | |
| On a managed basis, the Xstrata Group is the world's largest producer of export thermal coal, one of the largest producers of export semi-soft/PCI coal and among the top five producers of export coking coal | Production for the year ended 31 December 2008 |
| The Xstrata Group is South Africa's third largest exporter of thermal coal | South African thermal coal export sales in the year ended 31 December 2008 |
| ***Nickel Business*** | |
| The Group is one of the world's five largest producers of nickel | Production for the year ended 31 December 2008 |
| The Group is one of the largest recyclers and processers of nickel and cobalt-bearing materials | Production for the year ended 31 December 2008 |
| ***Zinc Business*** | |
| The Group is one of the world's largest producers of zinc | Production for the year ended 31 December 2008 |
| The Group is one of the world's largest lead producers | Production for the year ended 31 December 2008 |
| The Group is one of the largest zinc producers in the world in terms of capacity | Production capacity for the year ended 31 December 2008 |
| ***Alloys Business*** | |
| The Group is the world's largest producer of ferrochrome | Market share of attributable production for the year ended 31 December 2008 |
| The Group is one of the world's leading producers of primary vanadium | Production for the year ended 31 December 2008 |

## Presentation of information on Lonmin

This Prospectus contains certain information relating to Lonmin, including the information contained in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group" and Part IV — "Unaudited Pro Forma Financial Information".

The Xstrata Group has not had any due diligence access to Lonmin, including at the time of the Xstrata Group's acquisitions of Lonmin ordinary shares between August and October 2008. The Xstrata Group does not have access to any non-public financial or other information in respect of Lonmin. Consequently, the information in this Prospectus relating to Lonmin (other than in relation to the trading prices of Lonmin ordinary shares on the London Stock Exchange, which is sourced from Bloomberg) has been compiled from information included in the Lonmin Annual Report and Accounts 2008 only. Such information has been accurately reproduced from such sources and, so far as Xstrata is aware and is able to ascertain from information included in public documents filed by Lonmin, no facts have been omitted which would render the reproduced information inaccurate or misleading.

## Presentation of information on Prodeco

The financial information relating to Prodeco in the section of this Prospectus headed — "Summary — Selected financial information on Prodeco" and incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference" has been extracted without material amendment from:

(a) the audited combined financial statements of Prodeco (for the purposes of this section "Presentation of information on Prodeco", the "Prodeco Group") as at and for the year ended 31 December 2007; and

(b) the unaudited Condensed Combined Interim financial statements of the Prodeco Group as at and for the 10-month period ended 31 October 2008.

The financial information was prepared in accordance with IFRS and, although the Prodeco Group is not a legal entity, reflects 100% of the legal entities of the Prodeco Group.

The combination reflects the activities of the Prodeco Group as if they had operated as one economic entity during the year ended 31 December 2007 and the 10-month period ended 31 October 2008. All significant intercompany transactions and balances between Prodeco Group enterprises have been eliminated on combination. The following companies are included in the financial statements are: C.I. Prodeco S.A., Carbones de La Jagua S.A., Consorcio Minero Unido S.A., Carbones El Tesoro S.A. and Carbones de la Loma S.A.

Deloitte & Touche Ltda. has issued an audit report on the financial statements of the Prodeco Group for the year ended 31 December 2007. Such audit report was unqualified save in relation to the following:

(a) in 2007 the Prodeco Group recorded and capitalised environmental liabilities amounting to approximately US$3.1 million which resulted from an agreement reached with the environmental regulatory agencies. The amount actually recorded was based on a global estimate jointly made with the regulatory agency. However, the Prodeco Group did not have a detailed analysis and the corresponding supporting documentation of the accrued amount. Additionally, the Prodeco Group did not have a detailed analysis of the mine closure provision that would be required if any in order to recognise in the financial statements the future expense of undertaking this work; and

(b) as at 31 December 2007 the Prodeco Group's investment in Fenoco amounted to US$34.2 million. The audit on the financial statements of Fenoco had the following limitations in its scope: Fenoco had certain accounts receivable and payable both amounting to approximately US$22 million which were either under negotiation or in process of being reconciled and clarified. In 2006, the International Arbitration Court issued a sentence adverse to the company's interest for an amount of US$16 million. The Prodeco Group had not recorded any provision in its financial statements as at 31 December 2007 because it considered that the final decision had to be incorporated into the Colombian legal system through a legal procedure before the Constitutional Court Exequatur that might take several years before it was executed.

## Cautionary note regarding forward-looking statements

This Prospectus and the information incorporated by reference into this Prospectus include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Prospectus and the information incorporated by reference into this Prospectus and include statements regarding the intentions, beliefs or current expectations of the

Directors, Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Xstrata Group and the Enlarged Group and the industries in which they operate.

This Prospectus and the information incorporated by reference into this Prospectus also contain forward-looking statements regarding the Proposed Acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the Proposed Acquisition (which is conditional, amongst other things, upon Shareholder approval and receipt of certain regulatory clearances) and anticipated benefits of the Proposed Acquisition.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this Prospectus and/or the information incorporated by reference into this Prospectus. Further, actual developments in relation to the Proposed Acquisition, and the expected completion of the Proposed Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to: the risk that Shareholders may not vote in favour of the Resolutions; the risk that the Xstrata Group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all; the risk that the other conditions of the Rights Issue and the Proposed Acquisition may not be satisfied on a timely basis or at all; the risk that the Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Proposed Acquisition; and the risk that the Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to the integration of the Prodeco Business. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this Prospectus and/or the information incorporated by reference into this Prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to: general economic and business conditions; commodity price volatility; industry trends; competition; the availability of debt and other financing on acceptable terms; changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages; changes in political and economic stability; currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, CLP/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Kroner/US$ exchange rates); the Xstrata Group's and the Enlarged Group's ability to integrate new businesses (including the Prodeco Business) and recover their reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in the section of this Prospectus headed "Risk Factors".

You are advised to read this Prospectus and the information incorporated by reference into this Prospectus in their entirety, and, in particular, the sections of this Prospectus headed "Summary", "Risk Factors", Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group", Part II — "Information on the Xstrata Group" and Part III — "Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008" for a further discussion of the factors that could affect the Xstrata Group's and the Enlarged Group's future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Prospectus and/or the information incorporated by reference into this Prospectus may not occur.

Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules), neither Xstrata, Rothschild nor any of the Banks undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

## Presentation of financial information

### Historical financial information

Unless otherwise indicated, financial information for the Xstrata Group in this Prospectus and incorporated by reference into this Prospectus is presented in US dollars and has been prepared in accordance with IFRS for the financial years ended 31 December 2005, 2006, 2007 and 2008 and for the six-month period ended 30 June 2008 and, for comparative purposes, the six-month period ended 30 June 2007.

Unless otherwise indicated, capitalisation and indebtedness information for the Xstrata Group in this Prospectus is derived from management accounts of the Xstrata Group, unaudited, presented in US dollars and has been prepared in accordance with IFRS as at 31 December 2008.

Unless otherwise indicated, financial information for the Falconbridge Group in this Prospectus and the information incorporated by reference into this Prospectus is presented in US dollars and has been prepared in accordance with Canadian GAAP.

Unless otherwise indicated, financial information for Prodeco in this Prospectus is presented in US dollars and has been prepared in accordance with IFRS on the basis described in section B of Part III — "Information on Prodeco — Financial information on Prodeco" of the Circular (which has been incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference").

### EBITDA and EBIT are not defined under IFRS

Although IFRS does not define the measures EBITDA and EBIT, they are measures which are widely used in the natural resources sector to evaluate a company's operating performance. Nevertheless, EBITDA and EBIT should not be considered in isolation or as a substitute for operating profit, cash flows from operating activities or any other measure for determining Xstrata's or the Prodeco Business's operating performance or liquidity that is calculated in accordance with IFRS. As EBITDA and EBIT are not measures of performance defined by IFRS, these measures may not be comparable to similarly titled measures employed by other companies.

Unless otherwise indicated, EBITDA represents, when used in this Prospectus and the information incorporated by reference into this Prospectus in relation to the Xstrata Group, net profit or loss from continuing operations before interest, taxation, depreciation and amortisation. Unless otherwise indicated, EBIT represents earnings before interest and taxation.

"EBITDA (before exceptional items)" and "EBIT (before exceptional items)" presented under IFRS are EBITDA or EBIT, respectively, before material items of income and expense, presented separately due to their nature or expected infrequency of the events giving rise to them.

Set out below are unaudited reconciliations, based on information extracted without material adjustment from Xstrata's published financial statements, between net profit, EBIT and EBITDA:

- per Xstrata's IFRS audited consolidated financial statements for the years ended 31 December 2005, 31 December 2006 and 31 December 2007;
- per Xstrata's IFRS unaudited consolidated financial statements for the six-month periods ended 30 June 2007 and 30 June 2008; and
- per Xstrata's IFRS unaudited consolidated financial statement for the year ended 31 December, 2008.

| | Audited IFRS Year ended 31 December | | | Unaudited IFRS Six months ended 30 June | | Unaudited IFRS Year ended 31 December |
|---|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2007 | 2008 | 2008 |
| | *(US$ millions except as otherwise stated)* | | | | | |
| **Net profit(1)** | **1,923** | **2,352** | **5,869** | **3,150** | **2,939** | **3,864** |
| *Add back:* | | | | | | |
| Taxation | 543 | 1,563 | 2,311 | 1,378 | 1,092 | 1,304 |
| Interest payable and similar charges | 171 | 881 | 1,131 | 632 | 503 | 1,147 |
| *Less:* | | | | | | |
| Profit on the sale of discontinued operations | 4 | — | 53 | 62 | — | — |
| Interest receivable and similar charges | 124 | 282 | 216 | 176 | 96 | 261 |
| **EBIT** | 2,510 | 4,514 | 9,042 | 4,931 | 4,438 | 6,054 |
| Depreciation, amortisation and impairment of assets | 584 | 2,622 | 2,096 | 1,016 | 1,181 | 3,370 |
| **EBITDA** | 3,093 | 7,136 | 11,138 | 5,947 | 5,619 | 9,424 |

(1) Net profit is profit for the year in the IFRS consolidated financial statements for the years ended 31 December 2005, 2006, and 2007 and profit for the period in the IFRS unaudited consolidated financial statements for the six-month periods ended 30 June 2007 and 30 June 2008 and the year ended 31 December 2008.

## Unaudited financial information

The following financial information in this Prospectus and the information incorporated by reference into this Prospectus is unaudited:

- the Preliminary Results for the Xstrata Group for the year ended 31 December 2008, which are included in the section of this document headed "Summary — Selected IFRS information on the Xstrata Group", Sections B and C of Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group" and Part III — "Unaudited Preliminary Results for the Xstrata Group for the year ended 31 December 2008";
- pro forma financial information on the Xstrata Group for the six-month period ended 30 June 2008 and as at 30 June 2008, which is included in the section of this Prospectus headed "Summary — Selected unaudited pro forma financial information" and Part IV — "Unaudited Pro Forma Financial Information";
- the restated financial information of the Xstrata Group for the years ended 31 December 2006 and 2007, contained in the Xstrata Annual Report and Accounts 2007 and the Xstrata plc Half-Yearly Report 2008, respectively which is included in the section of this Prospectus headed Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group";
- capitalisation and indebtedness information for the Xstrata Group as at 31 December 2008 sourced from the unaudited consolidated Preliminary Results of the Xstrata Group for the year ended 31 December 2008 and unaudited management accounts of the Xstrata Group, which is included in the section of this Prospectus headed "Summary — Capitalisation and indebtedness" and paragraph 4 of Part IX — "Additional Information — Capitalisation and indebtedness";
- the reconciliations, based on information extracted without material adjustment from Xstrata's published financial statements, between net profit, EBIT and EBITDA, which is included in the section headed "EBITDA and EBIT in relation to the Xstrata Group" in this section headed "Presentation of Financial Information" above;
- financial information on Xstrata relating to the six-month period ended 30 June 2008 and the comparative information relating to the six-month period ended 30 June 2007, contained in the Xstrata plc Half-Yearly

Report 2008 which has been incorporated by reference into this Prospectus as set out in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference";

- financial information on Falconbridge relating to the six-month period ended 30 June 2006 and the comparative information relating to the six month period ended 30 June 2005 which has been incorporated by reference into this Prospectus as set out in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference";
- financial information on Prodeco relating to the 10-month period ended 31 October 2008 and the comparative information relating to the 10-month period ended 31 October 2007 in the section of this Prospectus headed "Summary — Selected financial information on Prodeco" and incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference"; and
- the other financial information in this Prospectus and the information incorporated by reference into this Prospectus which is specifically identified as being unaudited.

## Currencies

In this Prospectus and the information incorporated by reference into this Prospectus, references to "Argentine pesos" or "ARS" are to the lawful currency of Argentina, references to "Australian dollars", "AUD" or "A$" are to the lawful currency of Australia, references to "Canadian dollars", "C$", "Cdn$" or "CAD" are to the lawful currency of Canada, references to "Chilean peso" or "CLP" are to the lawful currency of Chile, references to "Colombian pesos" are to the lawful currency of Colombia, references to "Euro", "EUR" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to "yen" or "JPY" are to the lawful currency of Japan, references to "Kroner" are to the lawful currency of Norway, references to "Peruvian Sol" are to the lawful currency of Peru, references to "CHF" are to the lawful currency of Switzerland, references to "Rand" or "ZAR" are to the lawful currency of South Africa, references to "£", "Sterling", "GBP" or "pence" are to the lawful currency of the United Kingdom and references to "US dollars", "US$", "US¢" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in this Prospectus and/or the information incorporated by reference into this Prospectus, the financial information contained in this Prospectus and the information incorporated by reference into this Prospectus has been presented in US dollars. In addition, solely for convenience, this Prospectus contains US dollar translations of certain amounts in various currencies as at 30 January 2009, being the latest practicable date prior to the publication of this Prospectus, or such other relevant date. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or any other rate, and may not correspond to the US dollar amounts shown in the historic or future financial statements of Xstrata in respect of which different exchange rates may have been, or may be, used.

## Accounting for acquisitions

The Group's acquisitions that completed in the year ended 31 December 2007, including Austral Coal Limited and Eland Platinum Holdings Limited, have been consolidated in the Group's financial statements from their respective dates of acquisition.

The Group's acquisitions that completed in the year ended 31 December 2008, including Jubilee and Resource Pacific, have been consolidated in the Xstrata plc Half-Yearly Report 2008 and the Preliminary Results from their respective dates of acquisition. The Group's acquisition of 14.2% of Lonmin was treated as an available for sale financial asset until the further acquisitions in October 2008 increasing the Group's holding to 24.9%, at which point the total interest has been treated as an investment in an associate in the Preliminary Results.

## Ore reserve and mineral resource reporting — basis of preparation

Unless otherwise indicated in this Prospectus and/or the information incorporated by reference into this Prospectus, ore reserves and mineral resources information reported in this Prospectus and the information incorporated by reference into this Prospectus in respect of the Xstrata Group has been compiled in accordance with the 2004 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"), December 2004 edition.

South African mineral reserves and mineral resources information reported in this Prospectus and/or the information incorporated by reference into this Prospectus in respect of the Xstrata Group has been compiled

in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (the "SAMREC Code"), this being materially similar to the JORC Code with only minor variations. The terms "ore reserves" and "mineral reserves" are equivalent and, where relevant, the terms "ore reserves" and "mineral reserves" can be read as including coal reserves and the term "mineral resources" can be read as including coal resources.

Nickel mineral reserves and mineral resources information reported in this Prospectus and/or the information incorporated by reference into this Prospectus has been estimated in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by the CIM Council on 14 November 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on 23 November 2003 using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each operation.

The nickel resources and reserves reporting regime is materially similar to the JORC Code with only minor variations.

The relevant definitions from the December 2004 edition of the JORC Code and certain other definitions can be found in Part X — "Summary Ore Reserves and Mineral Resources Information" and in Part XI — "Definitions and Glossary of Technical Terms". The JORC Code recognises a fundamental distinction between mineral resources and ore reserves. Mineral resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into "measured", "indicated" and "inferred" categories reflecting decreasing confidence in geological and grade continuity.

Generally, explicit allowances for dilution or for losses during mining are not included in the estimates, but the reporting of mineral resources carries the implication that there are reasonable prospects for eventual economic extraction. Mineral resources may therefore be viewed as the estimation stage prior to the application of more stringent economic criteria for ore reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Under this system of reporting it is common practice for companies to include in the mineral resource category material with a reasonable expectation of conversion to ore reserves, but for which the required detailed engineering, economic and other studies have not yet been undertaken.

Ore reserves as defined by the JORC Code are designated as "proved" and "probable" and are derived from the corresponding measured and indicated resource estimates by including allowances for dilution and losses during mining. It is an explicitly stated further requirement that other modifying economic, mining, metallurgical, marketing, legal, environmental, social and governmental factors also be taken into account. Reporting conventions that may be adopted are: to report mineral resource estimates inclusively, including those measured and indicated resources modified to produce the ore reserves; or to report as additional mineral resources only those portions which have not contributed to conversion to ore reserves.

Unless otherwise indicated in this Prospectus, measured and indicated resource estimates reported in this Prospectus and/or incorporated by reference into this Prospectus in respect of the Xstrata Group are reported inclusively, including those mineral resources modified to produce the ore reserves.

Unless otherwise indicated in this Prospectus, ore reserve and mineral resources information reported in this Prospectus and/or incorporated by reference into this Prospectus in respect of the Xstrata Group has been extracted without material adjustment from, or, in the case of attributable resource and reserve information, is based upon, the Xstrata Group Ore Reserves and Mineral Resources Report published by Xstrata on 29 January 2009 and included and incorporated by reference into Part X — "Summary Ore Reserves and Mineral Resources Information" and such information is reported as at 30 June 2008.

Ore reserves and mineral resources information reported in this Prospectus and incorporated by reference into this Prospectus in respect of Prodeco has been compiled in accordance with the JORC Code, December 2004 edition and is reported as at 1 January 2008 for the La Jagua mine and 1 September 2008 for the Calenturitas mine. This information is not sourced from the Xstrata Group Ore Reserves and Mineral Resources Report, but is sourced instead from reserves and resources summaries approved by Competent Persons (as defined in the JORC Code).

In this Prospectus and in the information incorporated by reference into this Prospectus, ore reserve and mineral resource information in relation to the Xstrata Group is based on information compiled by Competent Persons (as defined in and required by both the JORC Code and the SAMREC Code). This ore reserve and Mineral Resource information is included in the Reserve and Resource estimates in Part II — "Information on the Xstrata Group".

## Inferred resources

The reserves and resources information in this Prospectus and the information incorporated by reference into this Prospectus includes references to "inferred resources". An inferred resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. This categorisation is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

## Production and sales

In this Prospectus and the information incorporated by reference into this Prospectus, production has been measured in two ways:

- **Mine production** or **total production** or **total mine production.** Mine production or total production or total mine production is equal to the total production from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.
- **Attributable production.** Attributable production is that part of mine, total or total mine production in which the Xstrata Group had an economic interest at the relevant time. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

In this Prospectus and the information incorporated by reference into this Prospectus, sales by volume have been measured in two ways:

- **Total sales** or **total mine sales.** Total sales or total mine sales is equal to the total sales from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.
- **Attributable sales.** Attributable sales is that part of sales from a particular mine or operation in which the Xstrata Group had an economic interest at the relevant time. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

All sales figures in this Prospectus in relation to the Xstrata Group's South African operations refer to attributable sales.

## Metric/Imperial conversion table

The imperial equivalents of the metric units of measurement used in this Prospectus and the information incorporated by reference into this Prospectus are as follows:

| Wherever referred to in this Prospectus: | Metric unit | Metric symbol | Imperial equivalent |
|---|---|---|---|
| "kg" means kilogramme | Tonne | mt | 1.102311 tons |
| "lb" means pound | Kilogramme | kg | 2.20462 pounds |
| "oz" means troy ounces | Gramme | g | 0.032151 troy ounces |
| "tonne" or "mt" means 1,000 kilogrammes | Metre | m | 3.2808 feet |
| | Cubic metre | $m^3$ | 35.315 cubic feet |
| | Kilometre | km | 0.6214 miles |
| | Hectare | ha | 2.4711 acres |

## Rounding

Certain figures included in this Prospectus have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.

## No profit forecast

No statement in this Prospectus is intended as a profit forecast or a profit estimate and no statement in this Prospectus should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

# Rights Issue Statistics

| | |
|---|---|
| Basis of Rights Issue | 2 New Shares for every Existing Share |
| Issue Price per New Share | 210 pence |
| Number of Ordinary Shares in issue at the date of this Prospectus | 977,670,540 |
| Maximum number of New Shares to be provisionally allotted by the Company pursuant to the Rights Issue | 1,982,508,352(1) |
| Maximum number of New Shares expected to be provisionally allotted by the Company pursuant to the Rights Issue | 1,955,341,080(2) |
| Maximum number of Ordinary Shares expected to be in issue at completion of the Rights Issue | 2,933,011,620(3) |
| Number of New Shares subject to the Glencore Undertaking | 673,602,666 |
| Estimated gross proceeds of the Rights Issue | £4,106 million(2) |
| Estimated total expenses of the Rights Issue | £126 million |
| Estimated net proceeds of the Rights Issue after estimated total expenses | £3,980 million(2) |

Notes:

(1) As at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) US$374,900,000 of the 2017 Convertible Bonds remain outstanding. At the current exchange price of £15.27, the 2017 Convertible Bonds are convertible into 13,571,812 Ordinary Shares. If all of the 2017 Convertible Bonds converted before the ex-rights date it would result in an additional 27,143,624 New Shares being offered pursuant to the Rights Issue. Given that the current exchange price of £15.27 is substantially higher than the existing market price of the Ordinary Shares, Xstrata does not believe that any of the 2017 Convertible Bonds will be converted before the ex-rights date and has, therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion. The Xstrata Employee Share Ownership Trust and Xstrata Employee and Directors' Share Ownership Trust currently hold in aggregate 5,074,064 Ordinary Shares to satisfy the exercise or vesting of awards granted pursuant to the Xstrata Share Schemes. In addition to the 2017 Convertible Bonds, if all options and awards in respect of Ordinary Shares granted under the Xstrata Share Schemes prior to 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and capable of being exercised prior to the ex-rights date were to be exercised prior to ex-rights date, the Directors would be required to issue a further 11,824 Ordinary Shares. This would result in an additional 23,648 New Shares being offered pursuant to the Rights Issue. Given the exercise prices of these options are, in most cases, substantially higher than the existing market price of the Ordinary Shares, Xstrata has assumed that none of these options will be exercised before the ex-rights date and has, therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such exercise. As the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion or exercise are not underwritten, if they are not subscribed for (whether by Qualifying Shareholders or otherwise) then they will not be allotted and issued. Even if all the New Shares the subject of the Rights Issue are not subscribed for (whether by Qualifying Shareholders, the Joint Underwriters or otherwise), those New Shares which have been taken up will be allotted to persons who have validly subscribed for New Shares if the Rights Issue becomes unconditional.

(2) This assumes that no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and the ex-rights date.

(3) This assumes that no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and completion of the Rights Issue.

# Expected Timetable of Principal Events

Subject as noted below, the following is the expected timetable of principal events in relation to the Rights Issue and the Proposed Acquisition:

| | |
|---|---|
| **Record Date for entitlements under the Rights Issue** | **5.00 p.m. (6.00 p.m. Central European time) on Friday, 27 February 2009** |
| Last time and date for receipt of Forms of Proxy | 9.30 a.m. (10.30 a.m. Central European time) on Saturday, 28 February 2009 |
| Extraordinary General Meeting | 9.30 a.m. (10.30 a.m. Central European time) on Monday, 2 March 2009 |
| Expected date of dispatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only)[(1)] | Monday, 2 March 2009 |
| Expected date of publication of a supplementary prospectus containing Xstrata's audited consolidated financial statements for the year ended 31 December 2008 | Monday, 2 March 2009 |
| **Expected date of completion of the Proposed Acquisition** | **Tuesday, 3 March 2009** |
| **Expected date that dealings in New Shares, nil paid, will commence on the London Stock Exchange and on the SIX** | **8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009** |
| Expected date that Existing Shares will be marked "ex-rights" by the London Stock Exchange | 8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009 |
| Expected date that Nil Paid Rights will be credited to stock accounts in CREST (Qualifying CREST Shareholders only[(1)]) and SIX SIS | as soon as practicable after 8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009 |
| Expected date that Nil Paid Rights and Fully Paid Rights will be enabled in CREST | as soon as practicable after 8.00 a.m. (9.00 a.m. Central European time) on Tuesday, 3 March 2009 |
| Recommended latest time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form) | 4.30 p.m. (5.30 p.m. Central European time) on Wednesday, 11 March 2009 |
| Expected latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account | 3.00 p.m. (4.00 p.m. Central European time) on Thursday, 12 March 2009 |
| **Expected latest time and date for acceptance and payment in full with value date 17 March 2009 in respect of Nil Paid Rights attributable to Ordinary Shares held in the SIX SIS System** | **11.00 a.m. (12.00 noon Central European time) on Friday, 13 March 2009** |
| Expected latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid | 3.00 p.m. (4.00 p.m. Central European time) on Friday, 13 March 2009 |
| **Expected latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters** | **11.00 a.m. (12.00 noon Central European time) on Tuesday, 17 March 2009** |
| Expected date of announcement of the results of Rights Issue through a Regulatory Information Service | Wednesday, 18 March 2009 |
| **Expected date of commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SIX and New Shares credited to CREST stock accounts (uncertificated holders only)** | **8.00 a.m. (9.00 a.m. Central European time) on Wednesday, 18 March 2009** |
| Expected date of dispatch of definitive share certificates for New Shares (to Qualifying Non-CREST Shareholders only[(1)]) | by Wednesday, 25 March 2009 |

Note:

(1) The ability to participate in the Rights Issue is subject to certain restrictions relating to Shareholders with registered addresses outside the United Kingdom. See paragraphs 7 and 8 of Part VII — "Use of Proceeds and Summary and Terms and Conditions of the Rights Issue".

References to times in this Prospectus are to London time, unless otherwise stated.

**The times and dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus are indicative only and subject to change. If any of the times and/or dates change, the revised times and/or dates will be notified by announcement through a Regulatory Information Service and to the SIX. If the FSA has not amended the Listing Rules as explained below (such that the current 21 day minimum rights issue subscription period is reduced) two days before the date of dispatch of Provisional Allotment Letters (which is expected to be on 2 March 2009), Xstrata will publish a supplementary prospectus extending the offer period so that it complies with the current Listing Rules requirement, and setting out the revised times and dates.**

**In January 2009 the FSA issued a Consultation Paper on whether the current 21 day minimum rights issue subscription period should be reduced to either 14 calendar days or 10 business days. In that Consultation Paper the FSA stated that it is consulting with a view to amending the Listing Rules in time for shorter rights issue subscription periods to be in place at the start of February 2009. The dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus are on the basis that the FSA amends the Listing Rules such that the current 21 day minimum rights issue subscription period is reduced. If the FSA has not amended the Listing Rules (such that the current 21 day minimum rights issue subscription period is reduced) two days before the date of dispatch of Provisional Allotment Letters (which is expected to be on 2 March 2009), the dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus will change to reflect this. For example, the expected date of Admission, Swiss Admission and commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SIX and on which New Shares will be credited to CREST stock accounts (uncertificated holders only) would be expected to change from 18 March 2009 to 24 March 2009. All times and dates mentioned in this Prospectus should be read as being subject to such adjustment.**

In addition, pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the date specified in the expected timetable of principal events above as the expected latest time and date for acceptance and payment in full (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date will be adjusted accordingly).

Different deadlines and procedures may apply in certain cases. For example, Shareholders that hold their Ordinary Shares through a CREST member or other nominee may be set earlier deadlines by the CREST member or other nominee than the times and dates noted above.

If you have any queries on the procedure for acceptance and payment, you should contact Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol BS99 6AH, UK, telephone 0870 707 1417 (UK only) or +44 870 707 1417 (international calls). The helpline is available between the hours of 8.30 a.m. and 5.30 p.m. (London time) (9.30 a.m. and 6.30 p.m. Central European time) on Monday to Friday excluding public holidays in the UK.

# Relevant Documentation and Incorporation by Reference

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to the Rights Issue and the Proposed Acquisition:

1. Annual Reports and Accounts for the three financial years ended 31 December 2005, 31 December 2006 and 31 December 2007.

   These contain the audited consolidated and non-consolidated financial statements of Xstrata for the financial years ended 31 December 2005, 2006 and 2007 prepared in accordance with IFRS, together with audit reports in respect of each such year and in the case of the Xstrata Annual Report and Accounts 2007 and the unaudited restated financial information for the year ended 31 December 2006.

2. Xstrata plc Half-Yearly Report 2008 for the six months ended 30 June 2008.

   This contains the unaudited financial statements of Xstrata for the six-month periods ended 30 June 2007 and 30 June 2008 prepared in accordance with IFRS together with the restated financial information for the year ended 31 December 2007.

3. Xstrata Rights Issue Prospectus dated 3 October 2006.

   This contains the unaudited consolidated financial statements of Falconbridge prepared in accordance with Canadian GAAP for the six-month period ended 30 June 2006 and a comparative table and notes which are extracted without material amendment from the audited consolidated financial statements of Falconbridge for the year ended 31 December 2005.

4. The Circular

   This contains information on Prodeco, including audited combined financial information for the year ended 31 December 2007 and unaudited Condensed Combined Interim financial information for the 10-month period ended 31 October 2008 and a description of the principal terms of the Proposed Acquisition.

The table below sets out the various sections of the documents referred to above which are incorporated by reference into this Prospectus, so as to provide the information required pursuant to paragraphs 9.1, 9.2, 19, 20.1, 20.3, 20.4, and 20.6 of Annex I to the Prospectus Rules, Annex II to the Prospectus Rules and paragraph 10.2 of Annex III to the Prospectus Rules and to ensure that Shareholders and others are aware of all information which, according to the particular nature of Xstrata, the Nil Paid Rights, the Fully Paid Rights and of the New Shares, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of Xstrata and of the rights attaching to the New Shares:

| Information incorporated by reference into this Prospectus | Destination of incorporation | Page number in this Prospectus |
|---|---|---|
| Xstrata Annual Report and Accounts 2005 (pages 2 to 139 inclusive of the 2005 Financial Statements, which includes the Independent Auditors' Report in its entirety) — Consolidated and non-consolidated financial statements of Xstrata for the financial year ended 31 December 2005, with comparative information for the year ended 31 December 2004 adjusted to conform with IFRS, including the Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report | Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group" | 44 |
| Xstrata Annual Report and Accounts 2006 (pages 141 to 250 inclusive and 261 to 276 inclusive, which includes the Independent Auditors' Report in its entirety) — Consolidated and non-consolidated financial statements of Xstrata for the financial year ended 31 December 2006, including the Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report | Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group" | 44 |
| Xstrata Annual Report and Accounts 2007 (pages 137 to 253 inclusive and 263 to 278 inclusive, which includes the Independent Auditors' Report in its entirety) — Consolidated and non-consolidated financial statements of Xstrata for the financial year ended 31 December 2007, including the Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes thereto and Auditors' Report | Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group" | 44 |
| Xstrata plc Half-Yearly Report 2008 (pages 65 to 90 inclusive, which includes the Independent Review Report in its entirety) — Unaudited consolidated financial statements of Xstrata for the six months ended 30 June 2008, including the Unaudited Interim Condensed Consolidated Balance Sheet, Unaudited Interim Condensed Consolidated Income Statement, Unaudited Cash Flow Statement and Unaudited Statement of Recognised Income and Expenses, and notes thereto and Independent Review Report | Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group" | 44 |
| Xstrata Rights Issue Prospectus dated 3 October 2006 (pages 477 to 544 inclusive) — Unaudited consolidated financial statements of Falconbridge prepared in accordance with Canadian GAAP for the six month period ended 30 June 2006 and a comparative table and notes extracted without material amendment from the audited consolidated financial statements of Falconbridge for the year ended 31 December 2005 | Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group" | 44 |

| Information incorporated by reference into this Prospectus | Destination of incorporation | Page number in this Prospectus |
|---|---|---|
| Circular (pages 27 to 81 inclusive) — Part III —"Information on Prodeco" — Information on Prodeco, including audited combined financial information for the year ended 31 December 2007 and unaudited Condensed Combined Interim financial information for the 10-month period ended 31 October 2008 | Part V — "Information on Prodeco" | 270 |
| Circular (pages 82 to 84 inclusive) — Part IV —"Principal Terms of the Proposed Acquisition" — A description of the principal terms of the Proposed Acquisition | Part VIII — "Principal Terms of the Proposed Acquisition" | 301 |
| | Paragraph 21.3 of Part IX — "Additional Information — Material contracts — The Acquisition Agreement and the Call Option Agreement" | 356 |
| | Paragraph 22 of Part IX — "Additional Information — Related party transactions" | 363 |
| Xstrata Annual Report and Accounts 2005 (pages 104 to 108 inclusive) — Note 38 (Related Parties) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2005 | Paragraph 22 of Part IX — "Additional Information — Related party transactions" | 363 |
| Xstrata Annual Report and Accounts 2006 (pages 236 to 240 inclusive) — Note 36 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2006 | Paragraph 22 of Part IX — "Additional Information — Related party transactions" | 363 |
| Xstrata Annual Report and Accounts 2007 (Financial Statements pages 233 to 240 inclusive) — Note 35 (Related Parties) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2007 | Paragraph 22 of Part IX — "Additional Information — Related party transactions" | 363 |
| Xstrata plc Half-Yearly Report 2008 (page 90) — Note 14 (Related Parties) to the unaudited consolidated financial statements of Xstrata for the six months ended 30 June 2008 | Paragraph 22 of Part IX — "Additional Information — Related party transactions" | 363 |

Copies of the documents of which part or all are incorporated herein are available:

(a) on Xstrata's website (www.xstrata.com); and

(b) as provided in paragraph 30 of Part IX — "Additional Information — Documents available for inspection".

Except to the extent expressly set out above in this section headed "Relevant Documentation and Incorporation by Reference", neither the content of Xstrata's website (or any other website) nor the content of any website accessible from hyperlinks on Xstrata's website (or any other website) is incorporated into, or forms part of, this Prospectus.

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this Prospectus. It should be noted that, except as set forth above, no other part of the above documents is incorporated by reference into this Prospectus.

## Directors, Secretary, Registered Office, Head Office and Advisers

| Name | Age | Position |
| --- | --- | --- |
| **Directors:** | | |
| Willy Strothotte† | 64 | Chairman |
| Mick Davis | 51 | Chief Executive |
| Trevor Reid | 48 | Chief Financial Officer |
| Santiago Zaldumbide | 66 | Executive Director, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana |
| Ivan Glasenberg† | 52 | Non-executive Director |
| Paul Hazen | 67 | Non-executive Director |
| Claude Lamoureux | 66 | Non-executive Director |
| Robert MacDonnell | 71 | Non-executive Director |
| Sir Steve Robson CB | 65 | Non-executive Director |
| David Rough | 58 | Non-executive Director |
| Ian Strachan | 65 | Non-executive Director |

† Glencore International Nominee: See Part II — "Information on the Xstrata Group — Relationship with Glencore"

| | |
| --- | --- |
| **Secretary** | Richard Elliston |
| **Registered Office** | 4th Floor<br>Panton House<br>25/27 Haymarket<br>London SW1Y 4EN<br>United Kingdom |
| **Head Office and Business Addresses of the Directors** | Bahnhofstrasse 2<br>6301 Zug<br>Switzerland |
| **Joint Sponsor, Joint Financial Adviser, Joint Underwriter and Joint Broker** | Deutsche Bank AG<br>Winchester House<br>1 Great Winchester Street<br>London EC2N 2DB<br>United Kingdom |
| **Joint Sponsor, Joint Financial Adviser and Joint Broker** | JPMorgan Cazenove Limited<br>20 Moorgate<br>London EC2R 6DA<br>United Kingdom |
| **Joint Underwriter** | J.P. Morgan Securities Ltd.<br>125 London Wall<br>London EC2Y 5AJ<br>United Kingdom |
| **Independent Financial Adviser to Xstrata and Xstrata (Schweiz) AG on the Proposed Acquisition** | N M Rothschild & Sons Limited<br>1 King William Street<br>London EC4N 7AR<br>United Kingdom |
| **Auditors to Xstrata** | Ernst & Young LLP<br>1 More London Place<br>London SE1 2AF<br>United Kingdom |
| **Legal advisers to Xstrata as to English and US law** | Freshfields Bruckhaus Deringer LLP<br>65 Fleet Street<br>London EC4Y 1HS<br>United Kingdom |

| | |
|---|---|
| **Legal advisers to Xstrata as to Swiss Law** | Bär & Karrer<br>Brandschenkestrasse 90<br>8027 Zurich<br>Switzerland |
| **Legal advisers to the Joint Sponsors and Joint Underwriters as to English and US law** | Linklaters LLP<br>One Silk Street<br>London EC2Y 8HQ<br>United Kingdom |
| **Receiving Agent** | Computershare Investor Services PLC<br>Corporate Actions Projects<br>The Pavilions, Bridgwater Road<br>Bristol BS99 6AH<br>United Kingdom |
| **Registrar** | Computershare Investor Services PLC<br>The Pavilions, Bridgwater Road<br>Bristol BS99 6ZY<br>United Kingdom |
| **Paying Agent (in Switzerland)** | Credit Suisse<br>Paradeplatz 8<br>8070 Zurich<br>Switzerland<br>(and all branches of Credit Suisse within Switzerland) |
| **Clearing Agent (in Switzerland)** | SIX SIS Ltd<br>Corporate Actions Europe<br>Baslerstrasse 100<br>4600 Olten<br>Switzerland |

# Part I
# Financial Information and Operating and Financial Review Relating to the Xstrata Group

## A. Financial information on the Xstrata Group

The information presented herein is extracted without material amendment from the consolidated financial statements contained in the Xstrata plc Half-Yearly Report 2008 and the Annual Reports and Accounts. Each of the unaudited consolidated financial statements contained in the Xstrata plc Half-Yearly Report 2008 (together with the independent review report in the Xstrata plc Half-Yearly Report 2008) and the audited consolidated financial statements contained in the Annual Reports and Accounts (together with the auditors' reports in the Annual Reports and Accounts) are incorporated by reference in this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference". You should read the information below in conjunction with the unaudited consolidated financial statements and independent review report contained in the Xstrata plc Half-Yearly Report 2008 and the audited consolidated financial statements and the auditors' reports contained in the Annual Reports and Accounts and also the detailed information included in this Prospectus and the other information incorporated by reference into this Prospectus and you should not rely solely on key and summarised information. Ernst & Young LLP of 1 More London Place, London SE1 2AF, have issued unqualified audit opinions in respect of the financial statements for Xstrata for each of the financial years ended 31 December 2005, 31 December 2006 and 31 December 2007.

The information in respect of the Xstrata Group in Sections A, B and C of this Part I is presented in US dollars and in accordance with IFRS.

The financial information as at, and for the year ended, 31 December 2006 captioned "as restated" reflects the restatements made by the Group of its 2006 financial information upon the finalisation of the fair value of assets acquired in the Falconbridge, Cerrejón and Tintaya acquisitions and the disposal of the Group's aluminum business unit in 2006. These restatements have not been audited by Ernst & Young LLP.

The financial information as at, and for the six months ended, 30 June 2007 captioned "as restated" reflects the restatements made by the Group of its 2007 interim financial information revising the provisional accounting of the Falconbridge Acquisition. These restatements have not been audited by Ernst & Young LLP.

The financial information as at 31 December 2007 captioned "as restated" reflects restatements made by the Group of its 2007 financial information upon the reclassification of certain obligations from "interest bearing loans and obligations and other payables" to "other liabilities". These restatements have not been audited by Ernst & Young LLP.

## Selected financial information on the Xstrata Group

| | Year ended 31 December | | | | Six months ended 30 June | |
|---|---|---|---|---|---|---|
| | 2005 (audited) | 2006 As reported (audited) | 2006 As restated (unaudited) | 2007 (audited) | 2007 As restated (unaudited) | 2008 (unaudited) |
| | *(in US$ millions, except as otherwise stated)* | | | | | |
| Revenue(1) | 8,050 | 17,632 | 17,102 | 28,542 | 14,232 | 16,092 |
| EBITDA (before exceptional items)* | 3,103 | 7,107 | 6,984 | 10,888 | 5,696 | 5,694 |
| EBITDA(2) | 3,093 | 7,136 | 7,013 | 11,138 | 5,947 | 5,619 |
| EBIT (before exceptional items)* | 2,520 | 5,863 | 5,765 | 8,792 | 4,680 | 4,513 |
| EBIT(3) | 2,510 | 4,514 | 3,970 | 9,042 | 4,931 | 4,438 |
| Profit before taxation(4) | 2,462 | 3,915 | 3,376 | 8,127 | 4,475 | 4,031 |
| Attributable profit (before exceptional items)* | 1,660 | 3,350 | 3,350 | 5,424 | 2,769 | 2,829 |
| Profit attributable to equity holders of parent(5) | 1,706 | 1,947 | 1,501 | 5,543 | 3,002 | 2,753 |
| Earning per share (US$) (before exceptional items)* | 2.71 | 4.34 | 4.34 | 5.66 | 2.95 | 2.95 |
| Earning per share (US$)(6) | 2.79 | 2.52 | 1.94 | 5.78 | 3.14 | 2.87 |
| Dividends per share — declared and paid (US¢)(7) | 25 | 34 | 34 | 46 | 30 | 34 |
| Dividends per share — proposed (US¢)(8) | 25 | 30 | 30 | 34 | 16 | 18 |
| Net debt(9) | 2,611 | 13,601 | 13,601 | 11,975(12) | 9,890 | 14,777 |
| Net assets(10) | 8,137 | 19,722 | 19,592 | 25,258 | 22,846 | 28,456 |
| Net debt to equity(11) | 32.1% | 69.0% | 69.4% | 47.4% | 43.3% | 51.9% |
| Net cash flow from operating activities | 2,325 | 5,286 | 5,286 | 7,414(12) | 3,921 | 3,085 |
| Net cash flow from/(used in) investing activities | (2,363) | (20,021) | (20,021) | (3,871) | 95 | (5,810) |
| Net cash flow from/(used in) financing activities | 122 | 15,918 | 15,918 | (4,208) | (4,426) | 2,978 |
| Net increase/(decrease) in cash and cash equivalents | 84 | 1,183 | 1,183 | (665) | (410) | 253 |

Notes:

* Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to Shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, goodwill impairments, acquisition and integration costs which have not been capitalised, profits and losses on the sale of investments, profits and losses from the sale of operations, recycled gains and losses from the foreign currency translation reserve, foreign currency gains and losses on borrowings, restructuring and closure costs, loan issue costs written-off on facility refinancing and the related tax impacts of these items. In the Xstrata Annual Report and Accounts 2005, exceptional items were referred to as non-trading items.

(1) Sales recognised within the consolidated Xstrata Group including joint venture turnover.

(2) Earnings before interest, tax, depreciation and amortisation. IFRS does not define the measure EBITDA. For a description of how these amounts are derived, see the section of this Prospectus headed "Important Information — Presentation of financial information".

(3) Earnings before interest and tax. IFRS does not define the measure EBIT. For a description of how these amounts are derived, see the section of this Prospectus headed "Important Information — Presentation of financial information".

(4) Earnings after interest but before tax and minority interests.

(5) Profit from operating activities after minority equity interests.

(6) Attributable profit divided by the weighted average number of Ordinary Shares in issue during the period.

(7) Dividends declared and paid during the period per Ordinary Share.

(8) Dividends proposed, but unpaid, during the period per Ordinary Share. Dividends declared and paid per Ordinary Share in 2004 were US¢24.

(9) The level of external indebtedness of the Xstrata Group including loans, the liability component of the convertible borrowings and finance leases net of cash (including 100% of Minera Alumbrera Limited cash), cash equivalents and arrangement fees.

(10) Total assets less total liabilities.

(11) Net debt as a percentage of equity (including minority interests).

(12) In the Xstrata plc Half-Yearly Report 2008, the Xstrata Group restated its 31 December 2007 balance sheet following the reclassification of certain obligations from "interest bearing loans and obligations and other payables" to "other liabilities". As restated, the Xstrata Group's interest bearing loans and obligations and other payables as at 31 December 2007 were US$11,624 million and its Net debt to equity ratio was 46.0%.

## Consolidated Income Statement

| | Year ended 31 December | | | | Six months ended 30 June | |
|---|---|---|---|---|---|---|
| | 2005[(1)] (audited) | 2006 As reported (audited) | 2006 As restated (unaudited) | 2007 (audited) | 2007 As restated (unaudited) | 2008 (unaudited) |
| | *(in US$ millions, except as otherwise stated)* | | | | | |
| **Revenue:** | **8,050** | **17,632** | **17,102** | **28,542** | **14,232** | **16,092** |
| Costs of sales† | (3,880) | (8,886) | (8,490) | (15,544) | (7,515) | (9,033) |
| Distribution costs | (910) | (1,141) | (1,130) | (1,439) | (684) | (912) |
| Administrative expenses† | (180) | (502) | (502) | (686) | (344) | (460) |
| Share of results from associates | 23 | 4 | 4 | 15 | 7 | 7 |
| *Exceptional Items:* | | | | | | |
| Income and costs of acquisition related activities | — | — | — | 275 | 275 | — |
| Liability fair value adjustment | — | — | — | (25) | (24) | (206) |
| Acquisition costs | (10) | — | — | — | — | — |
| Profit on sale of investments | — | — | — | — | — | — |
| Profit on sale of operations | — | 16 | 16 | — | — | — |
| Profit on sale of available for sale financial assets | — | 63 | 63 | — | — | — |
| Profit on restructure of joint venture | — | — | — | — | — | 193 |
| Restructuring and closure costs | — | (50) | (50) | — | — | (62) |
| **Profit before interest, taxation, depreciation and amortisation** | **3,093** | **7,136** | **7,013** | **11,138** | **5,947** | **5,619** |
| Depreciation and amortisation: | | | | | | |
| — Cost of sales | (549) | (1,212) | (1,187) | (2,038) | (994) | (1,169) |
| — Administrative expenses | (29) | (32) | (32) | (58) | (22) | (12) |
| Impairment of assets: | | | | | | |
| — Cost of sale | (5) | — | — | — | — | — |
| — Administrative expenses | — | (1,378) | (1,824) | — | — | — |
| **Profit before interest and taxation** | **2,510** | **4,514** | **3,970** | **9,042** | **4,931** | **4,438** |
| Finance Income | | | | | | |
| Trading items | 36 | 112 | 110 | 142 | 77 | 37 |
| Exceptional item; | 88 | 170 | 170 | 74 | 60 | 59 |
| Finance cost | | | | | | |
| Trading items | (128) | (646) | (639) | (935) | (507) | (433) |
| Exceptional items | (44) | (235) | (235) | (196) | (86) | (70) |
| **Profit before taxation:** | **2,462** | **3,915** | **3,376** | **8,127** | **4,475** | **4,031** |
| Income tax expense | (543) | (1,563) | (1,534) | (2,311) | (1,378) | (1,092) |
| **Profit from continuing operations:** | **1,919** | **2,352** | **1,842** | **5,816** | **3,097** | **2,939** |
| Profit from discontinued operations | 4 | — | 64 | 53 | 53 | — |
| **Profit for the year** | **1,923** | **2,352** | **1,906** | **5,869** | 3,150 | 2,939 |
| Attributable to: | | | | | | |
| Equity holders of the parent | 1,706 | 1,947 | 1,501 | 5,543 | 3,002 | 2,753 |
| Minority interests | 217 | 405 | 405 | 326 | 148 | 186 |
| **Earnings per share (US$):** | | | | | | |
| — basic (continuing operations) | 2.78 | 2.52 | 1.86 | 5.72 | 3.08 | 2.87 |
| — basic | 2.79 | 2.52 | 1.94 | 5.78 | 3.14 | 2.87 |
| — diluted (continuing operations) | 2.52 | 2.39 | 1.77 | 5.59 | 3.00 | 2.81 |
| — diluted | 2.53 | 2.39 | 1.85 | 5.64 | 3.05 | 2.81 |
| **Dividends (US$m):** | | | | | | |
| — declared and paid | 154 | 251 | 251 | 443 | 290 | 327 |
| — proposed | 150 | 281 | 281 | 326 | 155 | 173 |
| **Dividend per share (US¢):** | | | | | | |
| — declared and paid | 25 | 34 | 34 | 46 | 30* | 34 |
| — proposed | 25 | 30 | 30 | 34 | 16* | 18 |

Notes:

† Before depreciation, amortisation and impairment charges.

* Adjusted for the impact of the rights issue which took place in the second half of 2006.

(1) As restated for the effect of the transition to IFRS with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005.

## Consolidated Balance Sheet

| | As at 31 December | | | | | As at 30 June | |
|---|---|---|---|---|---|---|---|
| | 2005[(1)] (audited) | 2006 As reported (audited) | 2006 As restated (unaudited) | 2007 As reported (audited) | 2007 As restated (unaudited) | 2007 As restated (unaudited) | 2008 (unaudited) |
| | | | | *(in US$ millions)* | | | |
| **Assets** | | | | | | | |
| **Non-current assets** | | | | | | | |
| Intangible assets | 1,430 | 7,767 | 8,962 | 9,382 | 9,345 | 8,867 | 9,524 |
| Property, plant and equipment† | 8,086 | 30,087 | 29,498 | 33,317 | 33,283 | 28,948 | 39,449 |
| Biological assets | 13 | 15 | 15 | 19 | 19 | 18 | 22 |
| Inventories | 71 | 75 | 75 | 17 | 17 | 44 | 33 |
| Trade and other receivables | 57 | 84 | 84 | 85 | 85 | 86 | 118 |
| Investments in associates | 44 | 179 | 179 | 186 | 186 | 185 | 192 |
| Available for sale financial assets | 2,325 | 160 | 170 | 203 | 203 | 180 | 177 |
| Derivative financial assets | 9 | 57 | 57 | 210 | 210 | 61 | 327 |
| Other financial assets | 56 | 299 | 183 | 98 | 98 | 81 | 73 |
| Pension asset | 3 | 5 | 5 | 5 | 5 | 5 | 6 |
| Prepayments | 15 | 23 | 23 | 30 | 30 | 23 | 8 |
| Deferred tax assets | 7 | 22 | 22 | 7 | 7 | 11 | 13 |
| | **12,116** | **38,773** | **39,273** | **43,559** | **43,488** | **38,509** | **49,942** |
| **Current assets** | | | | | | | |
| Inventories | 891 | 3,540 | 3,539 | 4,167 | 4,167 | 3,790 | 4,863 |
| Trade and other receivables | 1,138 | 2,826 | 2,829 | 2,967 | 2,967 | 3,303 | 4,303 |
| Prepayments | 99 | 204 | 206 | 265 | 265 | 179 | 257 |
| Derivative financial assets | 17 | 11 | 11 | 89 | 89 | 13 | 78 |
| Other financial assets | 34 | 2 | 2 | 54 | 54 | 0 | 6 |
| Cash and cash equivalents | 524 | 1,860 | 1,860 | 1,148 | 1,148 | 1,451 | 1,442 |
| | **2,703** | **8,443** | **8,447** | **8,690** | **8,690** | **8,736** | **10,949** |
| **Total assets** | **14,819** | **47,216** | **47,720** | **52,249** | **52,178** | **47,245** | **60,891** |

Notes:

(1) As restated for the effect of the transition to IFRS with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005.

† Property, plant and equipment includes deferred stripping balances, previously included in "other assets", which were presented separately in the financial statements for the year ended 31 December 2005, in order to present the financial information on a comparable basis with that for the six months ended June 30, 2005 and the year ended 31 December 2006.

| | As at 31 December | | | | | As at 30 June | |
|---|---|---|---|---|---|---|---|
| | 2005(1) (audited) | 2006 As reported (audited) | 2006 As restated (unaudited) | 2007 As reported (audited) | 2007 As restated (unaudited) | 2007 As restated (unaudited) | 2008 (unaudited) |
| | | | | (in US$ millions) | | | |
| **Equity and liabilities** | | | | | | | |
| **Capital and reserves — attributable to equity holders of Xstrata** | | | | | | | |
| Issued capital | 316 | 471 | 471 | 485 | 485 | 485 | 488 |
| Share premium | 2,500 | 9,522 | 9,522 | 9,899 | 9,899 | 9,899 | 10,308 |
| Own shares | (616) | (154) | (154) | (651) | (651) | (147) | (831) |
| Convertible Borrowings — equity component | 119 | 78 | 78 | 56 | 56 | 56 | 56 |
| Other reserves | 3,054 | 4,582 | 4,472 | 5,055 | 5,055 | 4,877 | 5,583 |
| Retained earnings | 2,192 | 4,503 | 4,057 | 8,984 | 8,984 | 6,653 | 11,273 |
| | **7,565** | **19,002** | **18,446** | **23,828** | **23,828** | **21,823** | **26,877** |
| Minority interests | 572 | 720 | 1,146 | 1,430 | 1,430 | 1,023 | 1,579 |
| **Total equity** | **8,137** | **19,722** | **19,592** | **25,258** | **25,258** | **22,846** | **28,456** |
| **Non-current liabilities** | | | | | | | |
| Trade and other payables | 10 | 69 | 95 | 54 | 54 | 63 | 75 |
| Interest-bearing loans and borrowings | 1,533 | 12,946 | 12,946 | 11,678 | 11,327 | 9,057 | 14,557 |
| Convertible borrowings | 858 | 525 | 525 | 327 | 327 | 332 | 329 |
| Derivative financial liabilities | 61 | 172 | 172 | 206 | 206 | 247 | 296 |
| Provisions | 457 | 1,890 | 2,054 | 2,454 | 2,454 | 2,147 | 2,540 |
| Pension deficit | 24 | 140 | 216 | 227 | 227 | 139 | 203 |
| Deferred tax liabilities | 1,339 | 5,124 | 5,463 | 6,056 | 5,985 | 5,417 | 6,359 |
| Other liabilities | 10 | 16 | 16 | 78 | 429 | 206 | 769 |
| | **4,292** | **20,882** | **21,487** | **21,080** | **21,009** | **17,608** | **25,128** |
| **Current liabilities** | | | | | | | |
| Trade and other payables | 946 | 3,110 | 3,125 | 3,745 | 3,745 | 3,718 | 4,548 |
| Interest-bearing loans and borrowings | 744 | 1,990 | 1,990 | 1,118 | 1,118 | 1,952 | 1,333 |
| Derivative financial liabilities | 233 | 78 | 78 | 205 | 205 | 58 | 366 |
| Provisions | 114 | 289 | 289 | 344 | 344 | 259 | 605 |
| Income taxes payable | 342 | 1,104 | 1,118 | 454 | 454 | 725 | 422 |
| Other liabilities | 11 | 41 | 41 | 45 | 45 | 79 | 33 |
| | **2,390** | **6,612** | **6,641** | **5,911** | **5,911** | **6,791** | **7,307** |
| **Total liabilities** | **6,682** | **27,494** | **28,128** | **26,991** | **26,920** | **24,399** | **32,435** |
| **Total equity and liabilities** | **14,819** | **47,216** | **47,720** | **52,249** | **52,178** | **47,245** | **60,891** |

Notes:

(1) As restated for the effect of the transition to IFRS with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005.

† Property, plant and equipment includes deferred stripping balances, previously included in "other assets", which were presented separately in the financial statements for the year ended 31 December 2005, in order to present the financial information on a comparable basis with that for the six months ended June 30, 2005 and the year ended 31 December 2006.

## Consolidated Cash Flow

| | Audited IFRS For the year ended 31 December | | | Unaudited IFRS For the six months ended 30 June | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2007 | 2008 |
| | | (in US$ millions) | | | |
| Net cash flow from operating activities | 2,325 | 5,286 | 7,414 | 3,921 | 3,085 |
| Net cash flow from/(used in) investing activities | (2,363) | (20,021) | (3,871) | 95 | (5,810) |
| Net cash flow from/(used in) financing activities | 122 | 15,918 | (4,208) | (4,426) | 2,978 |
| Net increase/(decrease) in cash and cash equivalents | 84 | 1,183 | (665) | (410) | 253 |

## B. Preliminary Results for the year ended 31 December 2008

The information presented herein is extracted without material amendment from the unaudited consolidated Preliminary Results of the Xstrata Group for the year ended 31 December 2008, included in Part III — "Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008" of this Prospectus and the unaudited consolidated financial statements contained in the Xstrata plc Half-Yearly Report 2008 incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference".

## Consolidated Income Statement

| | For the year ended 31 December | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | 2008 | | |
| | Before exceptional items (audited) | Exceptional items† (audited) | Total (audited) | Before exceptional items (unaudited) | Exceptional items† (unaudited) | Total (unaudited) |
| | *(in US$ millions, except as otherwise stated)* | | | | | |
| **Revenue:** | 28,542 | — | 28,542 | 27,952 | — | 27,952 |
| Costs of sales* | (15,544) | — | (15,544) | (16,001) | — | (16,001) |
| Distribution costs | (1,439) | — | (1,439) | (1,988) | — | (1,988) |
| Administrative expenses* | (686) | — | (686) | (318) | — | (318) |
| Share of results from associates | 15 | — | 15 | 12 | (34) | (22) |
| Income and costs of acquisition related activities | — | 275 | 275 | — | — | — |
| Inventory write downs | — | — | — | — | (93) | (93) |
| Liability fair value adjustments | — | (25) | (25) | — | (194) | (194) |
| Profit on restructure of joint venture | — | — | — | — | 213 | 213 |
| Restructuring and closure costs | — | — | — | — | (125) | (125) |
| **Profit before interest, taxation, depreciation and amortisation** | 10,888 | 250 | 11,138 | 9,657 | (233) | 9,424 |
| Depreciation and amortisation: | | | | | | |
| — Cost of sales | (2,038) | — | (2,038) | (2,372) | — | (2,372) |
| — Administrative expenses | (58) | — | (58) | (24) | — | (24) |
| Impairment of assets: | | | | | | |
| — Administrative expenses | — | — | — | — | (974) | (974) |
| **Profit before interest and taxation** | 8,792 | 250 | 9,042 | 7,261 | (1,207) | 6,054 |
| Finance income | 142 | 74 | 216 | 192 | 69 | 261 |
| Finance costs | (935) | (196) | (1,131) | (852) | (295) | (1,147) |
| **Profit before taxation:** | 7,999 | 128 | 8,127 | 6,601 | (1,433) | 5,168 |
| Income tax expense | (2,301) | (10) | (2,311) | **(1,634)** | 330 | (1,304) |
| **Profit from continuing operations:** | 5,698 | 118 | 5,816 | 4,967 | (1,103) | 3,864 |
| Profit after tax from discontinued operations | 52 | 1 | 53 | — | — | — |
| **Profit for the year** | 5,750 | 119 | 5,869 | 4,967 | (1,103) | 3,864 |
| Attributable to: | | | | | | |
| Equity holders of the parent | 5,424 | 119 | 5,543 | 4,698 | (1,103) | 3,595 |
| Minority interests | 326 | — | 326 | 269 | — | 269 |
| | 5,750 | 119 | 5,869 | 4,967 | (1,103) | 3,864 |
| **Earnings per share (US$):** | | | | | | |
| — basic (continuing operations) | 5.60 | 0.12 | 5.72 | 4.90 | (1.15) | 3.75 |
| — basic | 5.66 | 0.12 | 5.78 | 4.90 | (1.15) | 3.75 |
| — diluted (continuing operations) | 5.47 | 0.12 | 5.59 | 4.82 | (1.13) | 3.69 |
| — diluted | 5.52 | 0.12 | 5.64 | 4.82 | (1.13) | 3.69 |
| **Dividends (US$m):** | | | | | | |
| — declared and paid | | | 443 | | | 499 |
| — proposed | | | 326 | | | — |
| **Dividend per share (US¢):** | | | | | | |
| — declared and paid | | | 46.0 | | | 52.0 |
| — proposed | | | 34.0 | | | — |

Notes:

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving the rise to them.

* Before depreciation, amortisation and impairment charges.

## Consolidated Balance Sheet

The financial information as at 31 December 2007 captioned "as restated" reflects restatements made by the Group of its 2007 financial information upon the reclassification of certain obligations from "interest bearing loans and obligations and other payables" to "other liabilities". These restatements have not been audited by Ernst & Young LLP.

| | As at 31 December | |
|---|---|---|
| | 2007 As restated (unaudited) | 2008 (unaudited) |
| | *(in US$ millions)* | |
| **Assets** | | |
| **Non-current assets** | | |
| Intangible assets | 9,345 | 8,898 |
| Property, plant and equipment | 33,283 | 36,141 |
| Biological assets | 19 | 11 |
| Inventories | 17 | 39 |
| Trade and other receivables | 85 | 77 |
| Investments in associates | 186 | 1,963 |
| Available-for-sale financial assets | 203 | 161 |
| Derivative financial assets | 210 | 774 |
| Other financial assets | 98 | 70 |
| Pension asset | 5 | 3 |
| Prepayments | 30 | 22 |
| Deferred tax assets | 7 | 3 |
| | 43,488 | 48,162 |
| **Current assets** | | |
| Inventories | 4,167 | 3,573 |
| Trade and other receivables | 2,967 | 2,106 |
| Derivative financial assets | 89 | 29 |
| Other financial assets | 54 | — |
| Prepayments | 265 | 288 |
| Cash and cash equivalents | 1,148 | 1,156 |
| | 8,690 | 7,152 |
| **Total assets** | 52,178 | 55,314 |

## Consolidated Balance Sheet (Continued)

| | As at 31 December | |
|---|---|---|
| | 2007 As restated (unaudited) | 2008 (unaudited) |
| | (in US$ millions) | |
| **Equity and liabilities** | | |
| **Capital and reserves — attributable to equity holders of Xstrata plc** | | |
| Issued capital | 485 | 488 |
| Share premium | 9,899 | 10,308 |
| Own shares | (651) | (1,332) |
| Convertible borrowings — equity component | 56 | 56 |
| Other reserves | 5,055 | 1,454 |
| Retained earnings | 8,984 | 11,789 |
| | 23,828 | 22,763 |
| Minority interests | 1,430 | 1,636 |
| **Total equity** | 25,258 | 24,399 |
| **Non-current liabilities** | | |
| Trade and other payables | 54 | 29 |
| Interest-bearing loans and borrowings | 11,327 | 16,337 |
| Convertible borrowings | 327 | 331 |
| Derivative financial liabilities | 206 | 569 |
| Other financial liabilities | 351 | 683 |
| Provisions | 2,454 | 2,237 |
| Pension deficit | 227 | 320 |
| Deferred tax liabilities | 5,985 | 5,244 |
| Other liabilities | 78 | 105 |
| | 21,009 | 28,855 |
| **Current liabilities** | | |
| Trade and other payables | 3,745 | 3,233 |
| Interest-bearing loans and borrowings | 1,118 | 794 |
| Derivative financial liabilities | 205 | 202 |
| Provisions | 344 | 497 |
| Income taxes payable | 454 | 299 |
| Other liabilities | 45 | 35 |
| | 5,911 | 5,060 |
| **Total liabilities** | 26,920 | 30,915 |
| **Total equity and liabilities** | 52,178 | 55,314 |

## Consolidated Cash Flow Statement

| | For the year ended 31 December | |
|---|---|---|
| | 2007 (audited) | 2008 (unaudited) |
| | *(in US$ millions)* | |
| Net cash flow from operating activities | 7,414 | 6,585 |
| Net cash flow used from investing activities | (3,871) | (10,393) |
| Net cash flow used in financing activities | (4,208) | 3,915 |
| Net increase/(decrease) in cash and cash equivalents | (665) | 107 |

## C. Operating and financial review relating to the Xstrata Group

*This operating and financial review includes a discussion of the financial condition and results of operation of the Xstrata Group for the years ended 31 December 2005, 2006 and 2007 and for the six months ended 30 June 2007 and 2008. This section should be read in conjunction with the financial information incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference" and sections A and B of this Part I above and the unaudited consolidated Preliminary Results of the Xstrata Group for the year ended 31 December 2008, included in Part III — "Unaudited Preliminary Results for the Xstrata Group for the year ended 31 December 2008".*

*This operating and financial review contains forward-looking statements that involve risks and uncertainties. See the section of this Prospectus headed "Important Information — Cautionary note regarding forward-looking statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the historical consolidated financial information and the notes related thereto and the other financial information relating to the Xstrata Group, the Falconbridge Group and the Prodeco Business that are included in or incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference", as well as the sections headed "Capitalisation and indebtedness", "Summary — Summary historical financial information for the Xstrata Group" and "Unaudited Preliminary Results of the Xstrata Group for the year ended 31 December 2008" appearing elsewhere in this Prospectus. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and the Group's actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, but not limited to, those listed under the section of this Prospectus headed "Risk Factors" and included elsewhere in this Prospectus. Certain characteristics of the mining industry also affect Xstrata's results of operations and are described in Part II — "Information on the Xstrata Group — Industry overview". Please refer to the section of this Prospectus headed "Important Information — Presentation of financial information" for information on the financial information and statements that form the basis of this discussion.*

*Investors and potential investors should read the whole of this Prospectus and the information incorporated by reference herein and not just rely on summarised or key information.*

### Overview

The Group is the fifth largest diversified mining group in the world with top five industry positions in copper, export thermal coal, export coking coal, ferrochrome, zinc, nickel and vanadium. In addition, the Group has recycling facilities, additional exposures to platinum, gold, cobalt, lead and silver and a suite of mining and metals related technologies, many of which are industry leaders.

The Group had revenue of US$28.5 billion and US$16.1 billion and EBITDA of US$11.1 billion and US$5.6 billion for the year ended 31 December 2007 and for the six months ended 30 June 2008, respectively. As at 30 June 2008, the Group had total equity of US$28.5 billion. For the year ended 31 December 2008, the Group reported in its preliminary results unaudited revenue of US$28.0 billion and unaudited EBITDA of US$9.4 billion. As at market close at 30 January 2009, the market capitalisation of Xstrata was approximately £5.6 billion (approximately US$8.0 billion).

The Group's business is organised in the following five principal business units:

*Xstrata Copper:* The Group is a fully-integrated producer of copper metal and concentrate and is one of the world's five largest producers of mined copper, with mining and mineral processing operations in Argentina, Australia, Canada, Chile and Peru. The Group also has a portfolio of mine development projects at various stages of evaluation in Argentina, Australia, Chile, The Philippines, Papua New Guinea and Peru.

*Xstrata Coal:* On a managed basis, the Group is the world's largest producer of export thermal coal, one of the largest producers of export semi soft/PCI coal and among the top five producers of export coking coal. It has interests in 30 operating coal mines in Australia, South Africa and Colombia.

*Xstrata Nickel:* The Group is one of the world's five largest producers of nickel and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Its operations include mines and processing facilities in Australia, Canada, Norway and the Dominican Republic.

*Xstrata Zinc:* The Group is one of the world's largest producers of zinc and also produces lead and silver. Xstrata Zinc incorporates zinc smelting operations in Spain, Germany and Canada, interests in four operating mines, a mine project and a lead smelter in Australia, a lead refining plant in the United Kingdom, interests in the Antamina copper and zinc mine in Peru, two zinc mines, a lead smelter and refinery and a minority interest in a zinc smelter in Canada.

*Xstrata Alloys:* The Group is the world's largest producer of ferrochrome and one of the world's leading producers of primary vanadium, with integrated production facilities in South Africa. In South Africa, the Group also mines and concentrates platinum group metals.

In addition to its five principal businesses, the Group also operates Xstrata Process Support and Xstrata Technology, mining and processing technology businesses with operations in Australia, Canada, Chile and South Africa.

## Principal factors affecting the Xstrata Group's business

Principal factors affecting the Xstrata Group's results of operations during the periods under review (and those which are expected to affect the Xstrata Group's results of operations in the future) are discussed below:

### Commodity Prices

Commodity prices are significantly affected by changes in global economic conditions and related industry cycles. Prices of commodity products, such as copper, thermal and coking coal, nickel, zinc, platinum, lead, ferrochrome and vanadium, which are the primary commodities produced by the Xstrata Group, can vary significantly when worldwide supply and demand fluctuate. Prices are influenced by other related factors, such as speculative activities by market participants, political and economic conditions, as well as production costs in major producing regions. The realised price for metals is also influenced by regional supply and demand factors, the availability and price of secondary or metal containing scrap materials, and the availability and price of other substitute commodity products. While producers are unable to set market commodity prices directly, events such as the introduction or withdrawal of commodity production capacity may have an effect on market prices. In addition, the prices realised by producers on sales of their products can, to some extent, be affected by contractual arrangements, production levels and hedging strategies. The Xstrata Group generally realises prevailing market prices and generally does not hedge the price it realises on the sale of its own products. Price variations and market cycles have historically influenced the financial performance of the Xstrata Group and are expected to continue to do so.

Because a substantial portion of the Group's sales (particularly coal) are subject to term contracts with prices fixed for a period of time, the effect on the Group's financial results of falling (or rising) commodities prices can be delayed.

During the periods covered by the Annual Reports and Accounts, the prices of many commodities exhibited rapid and sustained increases, driven principally by a corresponding period of consistent economic growth in OECD countries and rapid industrialisation and urbanisation in China, Russia, Brazil, India and Southeast Asia. These increases contributed to the Xstrata Group's period-on-period growth.

As shown below, however, prices for the bulk commodities and metals constituting the primary products of the Group have, in many cases, fallen significantly from peak prices during the course of the second half of 2008. These declines were largely the result of decreases in demand, declining stock levels and the unwinding of leveraged speculative positions in certain commodities, in each case arising from the rapid deterioration in the global macroeconomic environment since September 2008. These decreases have had a material adverse impact on the Group's financial results for the second half of 2008 and are reflected in the Group's unaudited Preliminary Results contained in Part III — "Unaudited Preliminary Results for the Xstrata Group for the year ended 31 December 2008".

The following table sets out indicative average market prices in US dollars by the indicated source for the Xstrata Group's principal commodities over the periods indicated:

| | | Average for the year ended 31 December | | | Average for the six months to 30 June | Average for the year ended 31 December 2008 |
|---|---|---|---|---|---|---|
| | Unit | 2005 | 2006 | 2007 | 2008 | |
| Australian FOB export coking | US$/t | 112 | 111 | 98 | 166 | 233 |
| Australian FOB export semi soft coking | US$/t | 70 | 68 | 63 | 107 | 158 |
| Australian FOB export thermal coal | US$/t | 51 | 46 | 51 | 78 | 96 |
| Colombian FOB export thermal coal | US$/t | —(1) | 49 | 52 | 71 | 81 |
| South African export thermal coal | US$/t | 49 | 46 | 52 | 76 | 81 |
| Aluminium (LME) cash average | US$/t | 1,898 | 2,570 | —(1) | —(1) | —(1) |
| Copper (LME) | US$/t | 3,684 | 6,740 | 7,139 | 8,126 | 6,967 |
| Gold (LBM) | US$/oz | 445 | 599 | 697 | 912 | 872 |
| Lead (LME) | US$/t | 976 | 1,286 | 2,594 | 2,601 | 2,084 |
| Zinc (LME) | US$/t | 1,382 | 3,264 | 3,257 | 2,269 | 1,870 |
| Nickel (LME) | US$/t | 14,747 | 24,155 | 37,089 | 27,320 | 21,104 |
| Ferrochrome (Metal Bulletin) | US$/1b | 73 | 72 | 89 | 156 | 176 |
| Ferrovanadium (Metal Bulletin) | US$/kg | 71 | 39 | 37 | 71 | 61 |
| Platinum (LBM) | US$/oz | n/a(1) | 1,142 | 1,337 | 1,971 | 1,564 |

Note:

(1) Not applicable to the Group for the relevant period.

Source: Average realised prices by the Group (for coals), otherwise as indicated

For a discussion of the market and outlook for each of the Xstrata Group's principal commodities, see " Part II — "Information on the Xstrata Group — Industry overview".

## Currency exchange rates

The Xstrata Group's financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Translation currency effects occur when the financial results of the Group's subsidiaries with functional currencies other than the US dollar are translated into US dollars using the exchange ratés prevailing during the relevant period. Changes over time in the exchange rate used for this translation will affect the Group's reported US dollar-denominated results even if the underlying non-dollar results are unchanged.

Transaction currency effects occur when the Group incurs costs or earns revenues in a currency different from its functional currency. Most of the Group's products are priced and sold in US dollars, while a significant share of the Group's production costs are incurred in local currencies. As a result, the Group's margins are significantly affected by changes in the value of the US dollar relative to the currencies in which the Group incurs costs.

The following tables reflect the historical average and closing exchange rates of the Argentine peso, the Australian dollar, the Canadian dollar, the Chilean Peso, the Euro, the pound sterling, the South African Rand and the Swiss Franc against the US dollar, where relevant to the Xstrata Group, for the periods and dates indicated:

| | Year ended 31 December | | | Six months ended 30 June | Year ended 31 December |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2008 | 2008 |
| **Average** | | | | | |
| USD:ARS | 2.92 | 3.07 | 3.12 | 3.14 | 3.16 |
| AUD:USD | 0.76 | 0.75 | 0.84 | 0.92 | 0.85 |
| USD:CAD | 1.21 | 1.13 | 1.07 | 1.01 | 1.07 |
| USD:CLP | —(1) | 531 | 522 | 467 | 524 |
| EUR:USD | 1.24 | 1.26 | 1.37 | 1.53 | 1.47 |
| GBP:USD | 1.82 | 1.84 | 2.00 | 1.97 | 1.84 |
| USD:ZAR | 6.37 | 6.77 | 7.05 | 7.66 | 8.27 |
| USD:CHF | 1.25 | 1.25 | 1.20 | 1.05 | 1.08 |
| **Period end** | | | | | |
| USD:ARS | 3.03 | 3.06 | 3.15 | 3.03 | 3.45 |
| AUD:USD | 0.73 | 0.79 | 0.88 | 0.96 | 0.70 |
| USD:CAD | 1.16 | 1.17 | 1.00 | 1.01 | 1.22 |
| USD:CLP | —(1) | 532 | 498 | 521 | 637 |
| EUR:USD | 1.18 | 1.32 | 1.46 | 1.58 | 1.40 |
| GBP:USD | 1.72 | 1.96 | 1.98 | 1.99 | 1.46 |
| USD:ZAR | 6.33 | 7.00 | 6.86 | 7.91 | 9.32 |
| USD:CHF | 1.31 | 1.22 | 1.13 | 1.02 | 1.07 |

Note:
(1) Not applicable to the Group for the relevant period.

Source: Bloomberg

As noted above, during the periods covered by the Annual Reports and Accounts, the Xstrata Group's results were significantly affected by the significant strengthening of the Canadian dollar, the Australian dollar and the Euro against the US dollar (thereby increasing the Group's production costs in US dollar terms), offset in part by the relative underperformance of the South African Rand. This had the effect of depressing the Group's reported margins. Beginning in September 2008, the US dollar began a rapid increase against each of these currencies, improving the Group's margins relative to the year ended 31 December 2007 and partially offsetting the negative impact of the contemporaneous decrease in commodities prices on the Group's financial results for the second half of 2008 and are reflected in the Group's unaudited Preliminary Results contained in Part III — "Preliminary Results of the Xstrata Group for the year ended 31 December 2008".

The Xstrata Group has historically used currency cash flow hedging to reduce its short-term exposure to fluctuations in local currency exchange rates against the US dollar, the pound sterling and the Euro. The hedging gains reflected in Xstrata's consolidated income statement for the period under review were immaterial.

### Production costs and efficiency

The Xstrata Group, in common with its competitors, is unable to set market commodity prices directly and its competitiveness and long-term profitability are, to a significant degree, dependent upon its ability to reduce costs and maintain efficient operations. Costs associated with mining and metal production can be broadly categorised into labour costs and other on-site expenses, including power and equipment costs, port handling costs and freight costs. Production costs are largely influenced by ore grades, mine planning, processing technology, energy and supply costs and the impact of exchange rate fluctuations on costs of operations. All of Xstrata's businesses are affected by increases in costs for labour, fuel and explosives.

During the periods covered by the Annual Reports and Accounts, the positive effects of rising commodity prices were partially offset by the rising cost of inputs, particularly in respect of power, fuels, labour, transport, equipment and consumables. In recent months, however, the prices of and supply constraints on certain of the Group's inputs

(in particular, fuels) have eased. If sustained, lower input and raw material prices (or a lower rate of inflation in prices of key inputs) will have a positive impact on the Group's margins, all else being equal.

Unit production costs are also often significantly affected by production volumes and therefore, the Xstrata Group's production levels are frequently a key factor in determining its overall cost competitiveness.

In an uncertain environment in which there is lower demand for commodities and little visibility into future commodity prices and cash flows, Xstrata has acted quickly to forgo or defer a substantial proportion of its discretionary sustaining and/or expansionary capital expenditure, reduce uneconomic production, close mines or facilities or put mines or facilities on care and maintenance. For example, in December 2008 and January 2009 the Xstrata-Merafe chrome venture announced the temporary suspension of seventeen ferrochrome furnaces, representing 1.37 million tonnes or 80% of annual operating capacity. In December 2008 Xstrata Nickel placed its Falcondo ferronickel operation in the Dominican Republic under care and maintenance, and announced an early, accelerated closure of the Thayer Lindsley and Craig nickel mines in Sudbury, Canada. In December 2008, Xstrata also announced the temporary suspension of longwall operations at Oaky No. 1 underground coking coal mine and reduced mine production at the McArthur River Mine (which is currently on care and maintenance) by 20%. Xstrata continues to review all capital projects and operations across its businesses in the light of prevalent market conditions. A strategic review has been undertaken in relation to the entire Mount Isa complex (including the George Fisher-Hilton, Handlebar Hill and Black Star mines). While the Group remains committed to retaining its significant growth options, Xstrata may reduce or cease production at additional operations, or defer further capital projects during 2009, in line with Xstrata's near-term strategy to optimise its cash position during the current period of economic uncertainty.

## Restructuring and impairment costs

The measures Xstrata has taken over the course of the previous six months to conserve cash as described above resulted in it reporting unaudited restructuring and closure costs of US$125 million in the year ended 31 December 2008 in its preliminary results. Future efforts to reduce production capacity will result in additional costs.

The current macroeconomic and commodity price environment has affected the Group's annual impairment assessment at an asset or cash-generating unit level, charges for which are principally recorded in the Group's cost of sales. In the year ended 31 December 2008, the Group took reported unaudited impairment charges of US$974 million for the year ended 31 December 2008, relating principally to the decision to place the Falcondo operation under care and maintenance, a re-evaluation of closure and rehabilitation costs at the Kidd operations in Canada and the weaker demand for sulphuric acid and medium-term environmental capital expenditure requirements on future cash flows in respect of the Group's copper operations in north Chile.

## Acquisitions and disposals

During the period under review, the Xstrata Group has made numerous acquisitions and disposals which affect the comparability of the results of operations of the Xstrata Group as a whole. These principal acquisitions and disposals include:

### *Copper*

*Tampakan*

In December 2006, Xstrata Copper exercised its option to acquire 62.5% of Sagittarius Mines Inc, the holder of the Tampakan copper gold project in the Philippines, for US$47 million. Xstrata Copper assumed management control on 30 March 2007.

*Frieda River*

In January 2007, Xstrata Copper exercised an option to obtain a 73.7% interest for US$14 million in the Frieda River copper gold deposit in Papua New Guinea in a joint venture with Highlands Pacific (16.4%) and Japan's OMRD (19.9%).

***Coal***

*Narama*

On 7 August 2007, the Group acquired the remaining 50% interest in the Narama thermal coal mine in Australia from Iluka Resources Limited for US$58 million.

*Anvil Hill*

On 17 October 2007, the Group completed the acquisition of the Anvil Hill Coal Project ("Anvil Hill") (now called Mangoola) in New South Wales from Centennial Coal Company Limited, at a total cost of US$468 million. The acquisition of Mangoola will add to Xstrata's NSW thermal coal portfolio, with the mine plan envisaging production of up to 10.5 million tonnes of both domestic and export grade thermal coal annually over an 18 year period.

*Austral Coal Limited*

On 28 December 2007, the Group completed the acquisition of Austral Coal Limited ("Austral"), at a total cost of US$542 million. Austral owns the Tahmoor underground coking coal operation in the Southern Coalfields of New South Wales, Australia. The Tahmoor acquisition contributes significantly to Xstrata's growing coking coal production.

*Cumnock Coal Limited*

On 10 September 2007, the Group acquired the remaining 16% of Cumnock Coal Limited ("Cumnock") which it did not previously own, for US$22 million and subsequently sold a 10% joint venture stake in the operation to Itochu Coal Resources Pty Limited on 21 December 2007.

*Resource Pacific*

On 23 April 2008, Xstrata Coal completed its acquisition of Resource Pacific a coal mining group in Australia for a total cash consideration of US$910 million.

***Platinum***

*Eland*

On 14 November 2007, the Group acquired 100% of Eland Platinum Holdings Limited. Eland was previously listed on the Johannesburg stock exchange and holds a 65% interest in Eland Platinum Mines (Pty) Limited which owns the Elandsfontein platinum project, increasing the Group's interest in the project to 74%. The total cost of the acquisition was US$1,113 million.

*Lonmin*

On 6 August 2008, the Xstrata Group announced a proposed cash offer for platinum producer Lonmin, at an offer price of £33.00 per Lonmin ordinary share, valuing Lonmin's entire issued ordinary share capital at approximately £5 billion (US$9.8 billion). On the same day, the Xstrata Group purchased for cash in the market an aggregate of 16,706,481 Lonmin ordinary shares, representing approximately 10.7% of the then issued ordinary share capital of Lonmin, for £551 million (US$1,084 million).

On 1 October 2008, the Xstrata Group purchased for cash in the market an aggregate of 22,232,940 further Lonmin ordinary shares, representing approximately 14.2% of the then issued ordinary share capital of Lonmin, for approximately £440 million (US$794 million).

The 38,939,421 Lonmin ordinary shares acquired by the Xstrata Group between August and October 2008 represented approximately 24.9% of Lonmin's then-issued ordinary share capital (and represented approximately 24.7% in accordance with Lonmin's total voting rights announcement of 5 January 2009) and were acquired for a total cash consideration of £991 million (US$1,878 million). As at 30 January 2009, being the latest practicable date prior to the date of this Prospectus, the market value of Xstrata's stake in Lonmin was approximately £337.4 million (approximately US$481.1 million), based on the Closing Price of a Lonmin share. The Xstrata Group's Lonmin

ordinary shares are held by Xstrata Zinc BV and the acquisitions were funded entirely through the Xstrata Group's debt facilities.

On 1 October 2008, Xstrata announced that it had concluded that, in light of the then-current unprecedented uncertainty in the financial markets and due to the requirement in the proposed financing terms to refinance in the short term a significant tranche of the acquisition debt facility, that committing to take on the bank debt necessary to implement an offer for Lonmin on those terms would not be in the best interests of Xstrata. As a result, Xstrata stated that it had no current intention to make an offer for Lonmin.

Xstrata has reserved the right to acquire Lonmin shares, subject to, and in accordance, with the requirements of the City Code and other applicable regulations. For the purposes of Rule 2.8 of the City Code, Xstrata has also reserved the right to make or participate in an offer for Lonmin (and/or take any other action which would otherwise be restricted under Rule 2.8 of the City Code) within the six months following the date of its announcement of 1 October 2008:

(i) with the agreement or recommendation of the board of directors of Lonmin;

(ii) following the announcement of an offer by, or on behalf of, a third party for Lonmin;

(iii) following the announcement by, or on behalf of, Lonmin of a "whitewash" proposal (for the purposes of Note 1 on the Notes on Dispensations from Rule 9 of the City Code) or a reverse takeover (as set out in Note 2 on Rule 3.2 of the City Code); or

(iv) if there is a material change of circumstances.

According to the Lonmin Annual Report and Accounts 2008, the board of Lonmin determined to pass Lonmin's final dividend for Lonmin's financial year ended 30 September 2008, with the interim dividend of 59 cents per Lonmin share (which was paid on 8 August 2008 and none of which was received by the Xstrata Group as it held no Lonmin shares on Lonmin's interim dividend record date) becoming the total dividend for Lonmin's financial year ended 30 September 2008. According to the Lonmin Annual Report and Accounts 2008, the Lonmin board's decision to pass the final dividend was taken in light of the continuing difficulties in both the PGM and credit markets, despite Lonmin's sound financial position. According to the Lonmin Annual Report and Accounts 2008, the Lonmin board of directors will review this matter and will resume dividend payments as soon as conditions allow. According to the Lonmin Annual Report and Accounts 2008, Lonmin's policy remains that dividend distributions are based on Lonmin's reported earnings for the year, but take into account the projected cash requirements of the Lonmin business. See the section of this document headed "Important Information — Presentation of information on Lonmin".

***Nickel***

*Jubilee*

On 31 January 2008, Xstrata Nickel acquired Jubilee, an Australian nickel mining operation for US$2,875 million. Xstrata Nickel assumed management control of Jubilee on 4 February 2008, establishing Xstrata Nickel Australasia as a new operating division. On 22 February 2008, Xstrata Nickel declared an interest of 97% in Jubilee and proceeded to compulsorily acquire the remainder of the shares.

*Aluminium assets*

On 11 April 2007, Xstrata announced the disposal of Noranda Aluminum, comprising the aluminium assets acquired through the Falconbridge Acquisition for a cash consideration of US$1,120 million (net of costs and cash disposed) to Apollo Management LP. The transaction completed on 18 May 2007.

*Indophil*

During September 2008, Xstrata Copper purchased a 17.83% stake in Indophil Resources from Lion Selection for A$82 million (approximately US$69 million) or A$1.17 a share. The acquisition followed the expiry of Xstrata's offer for Indophil at A$1.28 per share on 29 August 2008 and brought Xstrata's total shareholding in Indophil to 19.99%. Indophil's flagship asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines. Xstrata Copper has management control and holds 62.5% of the issued common shares in Sagittarius Mines Inc, the holder of the project.

In November 2008, Indophil Resources' shareholders approved a resolution to provide the Indophil board with an open-ended mandate to sell up to all of its 34.23% interest in the Tampakan copper project. Indophil has been working closely with Alsons Corporation (with whom Indophil has signed a memorandum of intent in respect of the Tampakan sale) to finalise the structural elements of a possible transaction. Further optimisation work and trade-off studies are to be undertaken following the delivery of the findings of the extended pre-feasibility study in December 2008. Any decision by the funding joint venture partners to undertake further development will be subject to the results of such studies and prevailing market conditions.

## The Proposed Acquisition

The Xstrata Group has conditionally agreed to acquire the Prodeco Business from Glencore, for a consideration of US$2 billion, to be satisfied in cash on the Prodeco Closing Date. The Xstrata Group will also pay to Glencore interest on the purchase price from the Effective Date to Prodeco Closing at LIBOR plus 1.50%. The profits and losses of the Prodeco Business from the Effective Date to Prodeco Closing are for the account of the Xstrata Group. The economic effect of the transaction is a sale and purchase of the Prodeco Business as of the Effective Date of 1 January 2009. Accordingly, the profits and losses of the Prodeco Business from the Effective Date to Prodeco Closing are for the account of the Xstrata Group. For this reason and, is customary for a transaction of this nature, the Acquisition Agreement contains further provisions to ensure that any leakage of value from the Prodeco Business between the Effective Date and Prodeco Closing is for the account of Glencore. The Prodeco Business is being purchased on a debt free basis and the consideration will be funded from the Xstrata Group's existing Club Facility. The consideration paid by Xstrata in connection with the Proposed Acquisition will be used by Glencore to take up its entitlements to subscribe for New Shares under the Rights Issue.

The Xstrata Group has also granted Glencore a Call Option entitling Glencore to repurchase the Prodeco Business. The Call Option can be exercised at any time up to the Business Day following the first anniversary of the Prodeco Closing Date for a total cash consideration of US$2.25 billion plus all profits of the Prodeco Business accrued and not distributed to the Xstrata Group and any cash paid into the Prodeco Business by the Xstrata Group, less any amounts distributed by Prodeco Target Companies to the Xstrata Group, in each case in the period since the Effective Date. The Xstrata Group will retain the economic benefit of profits generated by the Prodeco Business while the operations are under its ownership and management, regardless of whether or not the Call Option is exercised.

The principal terms of the Proposed Acquisition are described in Part IV — "Principal Terms of the Proposed Acquisition" of the Circular (which has been incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference").

The consolidated gross assets of the Prodeco Business as at 31 October 2008 were US$1,049 million and as at 31 December 2007 were US$872 million. In the 10-month period ended 31 October 2008, the Prodeco Business's recorded consolidated profit of US$41 million and consolidated gross profit of US$179 million. In the 12 months ended 31 December 2007, the Prodeco Business recorded consolidated profit of US$46 million and consolidated gross profit of US$78 million. The Prodeco Business financial information presented above has been extracted without material adjustment from the unaudited interim accounts prepared under IFRS as at and for the 10-month period ended 31 October 2008 and audited accounts prepared under IFRS as at and for the 12 months ended 31 December 2007 set out in section B of Part III of the Circular which has been incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference".

The Prodeco Business is going through a period of significant expansion, as coal production is planned to increase from 9 Mtpa in 2008, to 11 Mtpa in 2009 and to 17 Mtpa by 2013. This expansion, at an estimated capital cost of approximately US$1 billion for mining equipment, transport, port and other infrastructure, is aimed at exploiting the existing extensive reserve base to take advantage of demand for import coal in Europe and the United States. The planned expansion is expected to have a significant positive impact on Prodeco's revenues from 2009. Prodeco has contracted coal sales for 2009 in respect of 100% of its production, benchmarked at a price of US$75 per tonne.

In addition to the planned increase in production, operating costs at Prodeco from 2009 onwards are expected to benefit from:

- the transition from high-cost truck haulage to low-cost rail infrastructure to transport coal from the mines to the port, which will enable the Prodeco Business to exploit the recent completion of a rail spur from the main rail

line to the Calenturitas mine and Prodeco's ownership of 19 proprietary locomotives and 660 heavy haul wagons;

- the commissioning of a new materials handling system at the Calenturitas mine which is planned for the first quarter of 2009;
- economies of scale from higher sales volumes as production expands;
- the transition from contract mining to primarily owner-operated fleets; and
- improved productivity from new mining equipment purchased during 2008.

Consequently, the Prodeco Business's ongoing operating costs on a unit cost basis are expected to decrease substantially. On completion of the Proposed Acquisition and as a result of reduced operating costs as outlined above, the Xstrata Group will gain ownership of 100% of a low cost, premium quality thermal coal operation with its own infrastructure in the strategically important region of Colombia, complementing the Xstrata Group's existing ownership of a one-third stake in Cerrejón, a similar low cost, premium quality Coloumbian coal operation. In addition, the unaudited combined profit of Prodeco for the 10-month period ended 31 October 2008 is impacted by US$55.8 million of financing and other costs relating to Glencore's ownership, which will not be paid from the Effective Date of 1 January 2009 under the terms of the Acquisition Agreement. A significant portion of these costs is pursuant to US$452 million in indebtedness which will not affect the economic return to the Group of the Prodeco Business since the Prodeco Business is being purchased on a debt free basis.

Due to the provisions governing Xstrata's conduct of the Prodeco Business during the Call Option exercise period, the Prodeco Business will be accounted for by the Enlarged Group as a financial asset under IFRS during such period. These provisions are described in Part IV — "Principal Terms of the Proposed Acquisition — Call Option Agreement — Undertakings of Xstrata (Schweiz) AG relating to conduct of the Prodeco Business" of the Circular, which has been incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference". As a result, until the expiration of the Call Option, any income generated by the Prodeco Business will be recognised in the Enlarged Group's consolidated income statements as finance income and, accordingly, will not contribute to EBITDA. Following the expiration of the Call Option, the Prodeco Business's earnings will be consolidated into Xstrata Coal's (and hence, the Enlarged Group's) earnings. Should the Call Option be exercised, the amount in excess of the purchase consideration will constitute finance income.

### Current trading and prospects

Robust demand for commodities and stable economic conditions in the first half of 2008 were interrupted by the severe and sudden impact of the global financial crisis on the availability of liquidity and expectations for global economic growth.

While zinc and nickel prices were markedly lower in the first half of 2008 compared to the record high levels of 2007, copper prices traded at or near historic highs during the first half of 2008 and very tight coking and thermal coal markets supported record spot and contract settlements. As the full scale of the global crisis became evident, ultimately culminating in the failure of several financial institutions and a paralysis of credit markets in the autumn, commodity prices declined dramatically.

Overall, unaudited revenue in Xstrata's 2008 Preliminary Results for the year to 31 December 2008 declined marginally, compared to 2007, to US$28 billion. Unaudited earnings before interest, tax, depreciation and amortisation decreased by 11% to US$9.7 billion compared to the record profits achieved in 2007, with unaudited earnings before interest and tax from operations 17% lower at US$7.3 billion. The impact of lower prices on Xstrata's earnings was contained to US$49 million, as lower base metal prices were largely offset by the benefit of record coal contracts in 2008 and strong prices for Xstrata Alloys' products. The US dollar strengthened against most currencies in the latter past of 2008, with particularly material increases against the currencies of commodity-based economies, adding US$207 million to EBIT compared to the prior year. However, as with prior years, the headwinds of higher industry input costs, together with consumer price inflation continued to erode earnings by US$1,257 million compared to 2007, as cost depreciation lagged the sharp declines in commodity prices and economic conditions.

The financial crisis has produced a marked lack of visibility into future economic activity and, as such, the outlook for 2009 is uncertain. The Directors believe that there will be increased investment in infrastructure in 2009 compared with the second half of 2008, reflecting the significant stimulus packages announced by many major governments. These stimulus packages, in particular in China, the US and Germany, include substantial allocations to infrastructure development, a particularly commodity intensive form of investment. In China especially, despite the slowdown in export-related growth and investment, infrastructure development in the inland provinces appears to continue unabated.

In the medium term, the current shortage of capital and poor short-term visibility is delaying further the introduction of new production capacity to replace ageing mines with falling grades and increasingly difficult mining conditions due to the delay and cancellation of organic growth projects by major producers and the inability of the junior sector — which traditionally identifies new supply — to raise new finance. The Company believes that, when OECD economies return to a growth phase, the impact of synchronised demand growth from developed and emerging economies, coupled with greater commodity supply constraints resulting from lower inventories and a lack of investment during the financial crisis, has the potential to lead to a rapid increase in the demand and prices of commodities, resulting in substantial cash flows and margin expansion for those metals and mining companies which have weathered the current challenging conditions.

Xstrata's near-term strategy is to:

- use the current downturn to reposition its operations lower on the cost curve;
- optimise cash in the short term to ensure the Company remains financially robust with an investment grade balance sheet even under a scenario in which the period of uncertainty is unexpectedly prolonged; and
- position Xstrata to emerge from the current downturn in a position of strength and, at the appropriate time, seize the most value-accretive growth opportunities presented by the current dislocation of market values and underlying valuations.

Xstrata has acted decisively and pro-actively to respond to challenging operating conditions and an uncertain near-term outlook to strengthen Xstrata's financial position. The Rights Issue is one of a series of ongoing, decisive measures taken by Xstrata management to strengthen the Group's financial position. These initiatives include:

- suspending or closing higher cost or unprofitable production, for example:
  - closing the joint venture Lennard Shelf zinc-lead operation in Western Australia;
  - placing operations at the Falcondo ferronickel operation on a care and maintenance programme; and
  - accelerating the closure of two end-of-life nickel mines in the Sudbury basin, Canada;
- reducing production at existing operations to respond to weaker demand, for example:
  - suspending 17 ferrochrome furnaces in South Africa representing approximately 80% of the Xstrata-Merafe Chrome Venture's annual production capacity;
  - reducing production at McArthur River Mine to an annual rate of 2 million tonnes of ore per annum, from 2.5 million tonnes per annum. Operations have subsequently been placed on care and maintenance pending confirmation by the Australian Federal Government of preliminary approval to resume mining; and
  - suspending longwall operations at Oaky No. 1 coking coal mine in Queensland, Australia;
- continuing to drive down operating costs across Xstrata's commodity businesses through restructurings, productivity improvements and commencement of lower cost supply;
- improved working capital management, with approximately US$1 billion of cash released in the second half of 2008; and
- substantially reducing discretionary sustaining and expansionary capital expenditure. An ongoing review of all capital expenditure projects has identified approximately US$3 billion of capital expenditure deferrals or reductions for 2009, reducing anticipated capital expenditure for 2009 by 45% to US$3.4 billion. The revised estimate for 2009 capital expenditure comprises approximately US$1.2 billion of essential sustaining capital

expenditure and approximately US$2.2 billion of expansionary capital expenditure. Those elements of Xstrata's extensive growth pipeline which have been deferred remain available to be accelerated at the appropriate time.

In addition to these commodity-business led initiatives, on 1 October 2008, Xstrata entered into a US$5.0 billion Club Facility with a broad group of relationship banks to refinance and extend the maturity of the Group's existing debt and provide further headroom. On 2 January 2009, the Club Facility was increased by an additional US$459 million to approximately US$5.46 billion.

As a result of these actions, Xstrata benefits from significant headroom, comfortable interest cover and no significant debt refinancing requirements until 2011. Xstrata's management will continue to focus on taking decisive action with a view to ensuring that Xstrata's businesses remain cash positive and financially robust, including, where necessary, further reductions in capital expenditure, the suspension or closure of unprofitable or high cost operations and the optimisation of operating costs and working capital.

Xstrata's Board continues to believe that demand for commodities, and consequently commodity prices, are experiencing a long-term positive demand trend, driven by the ongoing industrialisation of a number of developing Asian economies and in particular China.

Xstrata continues to operate a suite of cash generative operations across a broad range of geographies, with excellent growth potential and a strong competitive position in each of its key commodity markets. Against a background of a positive medium to longer term outlook for commodity demand and prices and in view of the near-term actions taken by Xstrata management to optimise cash and enhance the Group's financial flexibility, the Directors believe that the prospects for Xstrata remain very encouraging.

## Results of operations

Profit and loss account items

### *Revenue*

The following tables show the Xstrata Group's revenues by business segment for the periods indicated:

| | Year ended 31 December | | | | Six months ended 30 June | |
|---|---|---|---|---|---|---|
| | 2005 (audited) | 2006 As reported (audited) | 2006[(1)] As restated (unaudited) | 2007 (audited) | 2007 As restated (unaudited) | 2008 (unaudited) |
| | (in US$ millions) | | | | | |
| Coal | 3,400 | 3,617 | 3,617 | 4,201 | 1,871 | 3,268 |
| Copper | 2,008 | 7,007 | 7,007 | 12,794 | 5,975 | 7,447 |
| Zinc | 1,449 | 3,721 | 3,721 | 4,726 | 2,481 | 1,933 |
| Alloys[(2)] | 1,116 | 959 | 959 | 1,352 | 589 | 1,205 |
| Nickel | 0 | 1,678 | 1,678 | 5,252 | 3,221 | 2,101 |
| Aluminium | 0 | 530 | 0 | 0 | 0 | 0 |
| Technology | 77 | 120 | 120 | 217 | 95 | 138 |
| Continuing operations | 8,050 | 17,632 | 17,102 | 28,542 | 14,232 | 16,092 |
| Discontinued operations: | | | | | | |
| Aluminium | 0 | 0 | 530 | 542 | 542 | 0 |
| Xstrata Group | 8,050 | 17,632 | 17,632 | 29,084 | 14,774 | 16,092 |

Notes:

(1) Reflects the restatements made by the Group of its 2006 financial information upon the finalisation of the fair value of assets acquired in the Falconbridge, Cerrejón and Tintaya acquisitions and the disposal of the Group's aluminum business unit in 2006.

(2) In 2005, the Xstrata Alloys included vanadium and chrome; whereas from 2006 to 2008, it included vanadium, chrome and platinum.

*Coal.* The Xstrata Group's coal revenues are generated from the sale of thermal, coking and semi-soft coal from the Xstrata Group's mining and production facilities in South Africa, Colombia and Australia. Sales of coal may be made on the spot market, on the basis of supply contracts with negotiated volumes and prices, as well as under annually renewable long-term supply arrangements. The majority of the Xstrata Group's coal sales are to export markets in transactions denominated in US dollars. As a result, the Xstrata Group's revenue is affected by changes in the international spot markets. In addition, because a substantial portion of coal sales are made under annual contracts at prices set at the time of such contracts, changes in the market price of coal during the course of a year may not be reflected fully in revenues during that year.

*Copper.* The Xstrata Group's copper revenues are made up of sales of copper concentrates, copper cathode, copper-gold concentrates and gold doré from the Xstrata Group's mines, mineral processing plants and projects in Australia, North America, Peru, Chile and Argentina. Approximately 90% of the concentrates sold under smelter frame contracts. The remainder is sold in the spot market to export markets in transactions denominated in US dollars.

*Nickel.* The Xstrata Group's nickel revenues are made up of sales of nickel metal, ferronickel metal and co-products, such as copper metal, copper concentrates, refined cobalt, gold, silver, palladium, platinum and rhodium from the Xstrata Group's operations in Canada, Norway and the Dominican Republic, which include mining and processing facilities. The majority of the Xstrata Group's nickel sales are to export markets in transactions denominated in US dollars. All of the sales of nickel metal, ferronickel metal and refined cobalt are to Glencore pursuant to sole distribution agreements signed in March 2007. See Part II — "Information on the Xstrata Group — Relationship with Glencore". The export markets of these metals primarily include Western Europe, the United States and Asia/Pacific.

*Zinc.* The Xstrata Group's zinc revenues are made up of sales of zinc metal, zinc concentrates, refined lead and silver and their by-products such as germanium, cadmium, sulphuric acid and sulphur dioxide, from the Xstrata Group's operations in Spain, Germany, Australia, North America and the United Kingdom, which include mines,

smelters, plants and a refinery. Zinc metal is primarily sold in EU countries in the form of SHG ingots or alloys. Zinc concentrates are sold primarily in Australia, Japan, South Korea, China and Europe.

*Alloys.* The Xstrata Group's alloys revenues are made up of sales of chrome, platinum and vanadium. The majority of the Xstrata Group's chrome products are exported to stainless steel manufacturers in North America, Europe and the Pacific Rim. Vanadium pentoxide is produced in South Africa by the Xstrata Group, which then upgrades nearly all of it to ferrovanadium. The Xstrata Group's ferrovanadium is exported mainly to Europe.

### *Costs*

Costs reflected in profit before interest, taxation, depreciation and amortisation include cost of sales (of which raw material costs, mining costs and power costs are the most significant components), distribution costs (of which rail transport and freight costs are the most significant components), administrative expenses and other income and expense items.

### *Exceptional items*

Exceptional items represent significant items of income and expense which, due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement, to provide a better understanding of the elements of financial performance in a particular period, to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, goodwill impairments, acquisition and integration costs which have not been capitalised, profits and losses on the sale of investments, profits and losses from the sale of operations and restructuring and closure costs.

***Earnings before interest, taxation, depreciation and amortisation***

The following tables show the Xstrata Group's profit before interest, taxation, depreciation and amortisation by major categories of products and services for the periods indicated:

| | Year ended 31 December | | | | Six months ended 30 June | |
|---|---|---|---|---|---|---|
| | 2005[(1)] (audited) | 2006 As reported (audited) | 2006 As restated (unaudited) | 2007 (audited) | 2007 As restated (unaudited) | 2008 (unaudited) |
| | | | (in US$ millions) | | | |
| **Profit before interest, taxation, depreciation and amortisation** | | | | | | |
| Before exceptional items | | | | | | |
| Coal | 1,344 | 1,247 | 1,247 | 1,191 | 508 | 1,338 |
| Copper | 1,131 | 3,349 | 3,349 | 4,987 | 2,330 | 2,676 |
| Zinc | 303 | 1,477 | 1,477 | 1,810 | 1,013 | 469 |
| Alloys | 350 | 263 | 263 | 448 | 185 | 694 |
| Nickel | 0 | 788 | 788 | 2,577 | 1,708 | 729 |
| Aluminium | 0 | 123 | 0 | 0 | 0 | 0 |
| Technology | 14 | 26 | 26 | 47 | 18 | 22 |
| Unallocated | (62) | (170) | (170) | (187) | (73) | (241) |
| Share of results from associates (net of tax, continuing operations) | | | | | | |
| Coal | 2 | 2 | 2 | 3 | 1 | 2 |
| Copper | 16 | 0 | 0 | 0 | 0 | 0 |
| Zinc / Lead | 0 | 2 | 2 | 12 | 6 | 5 |
| Unallocated | 5 | 0 | 0 | 0 | 0 | 0 |
| **Segment profit before interest, taxation, depreciation and amortisation (continuing operations)** | **3,103** | **7,107** | **6,984** | **10,888** | **5,696** | **5,694** |
| Exceptional items | | | | | | |
| Alloys | 0 | 0 | 0 | (25) | (24) | (4) |
| Unallocated | (10) | 13 | 13 | 0 | 0 | 0 |
| Zinc | 0 | 0 | 0 | 0 | 0 | (62) |
| Coal | 0 | 16 | 16 | 0 | 0 | (9) |
| Nickel | 0 | 0 | 0 | 275 | 275 | 0 |
| **Profit before interest, taxation, depreciation and amortisation (continuing operations)** | **3,093** | **7,136** | **7,013** | **11,138** | **5,947** | **5,619** |
| EBITDA (discontinued operations): | | | | | | |
| Aluminium | 0 | 0 | 123 | 120 | 120 | 0 |
| Exceptional items | | | | | | |
| Forestry | 4 | 0 | 0 | 0 | 0 | 0 |
| Profit on sale of discontinued operations: | | | | | | |
| Aluminium | 0 | 0 | 0 | 13 | 13 | 0 |
| **Total** | **3,097** | **7,136** | **7,136** | **11,271** | **6,080** | **5,619** |

Notes:

(1) In 2005, exceptional items are disclosed as non-trading items.

## Six months ended 30 June 2008 compared with six months ended 30 June 2007 as restated in the Xstrata plc Half-Yearly Report 2008

The financial information as at, and for the six month period ended, 30 June 2007 captioned "as restated" reflect the restatements made by the Group to its interim 2007 financial information upon the revisions to the provisional accounting of the Falconbridge Acquisition and were published in the Xstrata plc Half-Yearly Report 2008. In this

operating and financial review, the Group discusses and analyses its financial condition and results of operation as at, and for the six months ended, 30 June 2008 compared to the financial information of the Xstrata Group as at, and for the six months ended, 30 June 2007 as restated in the Xstrata plc Half-Yearly Report 2008. Financial information of the Xstrata Group as at, and for the six months ended, 30 June 2007 as restated in the Xstrata plc Half-Yearly Report 2008 has not, however, been audited or reported upon by Ernst & Young LLP.

### *Revenue*

The Xstrata Group's revenue from continuing operations was US$16,092 million in the six months ended 30 June 2008, an increase of US$1,860 million or 13% from US$14,232 million in the six months ended 30 June 2007 financial information, as restated in the Xstrata plc Half-Yearly Report 2008. Higher average prices for coal, chrome and copper, which more than offset lower average nickel and zinc prices, were the principal reasons for the increase, as sales volumes were broadly flat during the period.

*Copper.* Xstrata Copper revenue was US$7,447 million in the six months ended 30 June 2008, an increase of US$1,472 million or 25% from US$5,975 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. The increase largely reflects elevated copper prices for the six months ended 30 June 2008 the LME average cash price of which was 20% higher on average than the prior period, resulting from strong demand growth outside the OECD, low exchange inventories and global supply disruptions.

*Coal.* Xstrata Coal revenue was US$3,268 million in the six months ended 30 June 2008 an increase of US$1,397 million or 75% from US$1,871 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. This resulted primarily from increases in the average price of both thermal and coking coal, which rose by 62% and 62% respectively, for Australian FOB export.

*Nickel.* Xstrata Nickel revenue was US$2,101 million in the six months ended 30 June 2008, a decrease of US$1,120 million or 35% from US$3,221 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. This decrease primarily reflected the one-off sale in April 2007 of nickel inventory arising from a new distribution agreement with Glencore International, together with moderately lower volumes and lower prices for nickel (39% on an LME cash basis); a result of higher nickel stocks and lower austenitic stainless steel production, which requires more nickel than ferritic grades.

*Zinc.* Xstrata Zinc revenue was US$1,933 million in the six months ended 30 June 2008, a decrease of US$548 million or 22% from US$2,481 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. This decrease was driven primarily by 36% lower zinc prices (on an LME cash basis) offset in part by 31% higher lead prices (on an LME cash basis).

*Alloys.* Xstrata Alloys revenue was US$1,205 million in the six months ended 30 June 2008, an increase of US$616 million or more than double the US$589 million achieved in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. This increase was due primarily to 97% higher average ferrochrome prices (a function of supply disruptions and increased production of ferritic grades of stainless steel), 91% higher ferrovanadium prices (a function of supply disruptions and increased production of crude steel), and generally higher platinum group metals prices (due to increased demand for catalytic converters) and volumes.

*Technology.* Xstrata Technology revenue was US$138 million in the six months ended 30 June 2008, an increase of US$43 million or 45% from US$95 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008, as a result of strong growth in the mining sector.

### *Earnings before interest, taxation, depreciation and amortisation ("EBITDA")*

The Xstrata Group's EBITDA (before exceptional items) from continuing operations was US$5,694 million in the six months ended 30 June 2008, a decrease of US$2 million from US$5,696 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. After exceptional items, the Xstrata Group's EBITDA was US$5,619 million in the six months ended 30 June 2008, a decrease of US$328 million or 6% from US$5,947 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. This decrease was principally due to the one time impact of the sale of inventory nickel in April 2007 described above which was classified as an exceptional item, higher share based compensation charges, higher mining sector inflation on input costs and a weaker US dollar, the aggregate effect of which was not fully recouped by higher coal, alloy and copper prices.

*Copper.* Xstrata Copper EBITDA was US$2,676 million in the six months ended 30 June 2008, an increase of US$346 million or 15% from US$2,330 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. Increased revenue resulting from higher prices during the former period was partially offset by higher unit costs as a result of lower grades and reduced volumes.

*Coal.* Xstrata Coal EBITDA was US$1,340 million in the six months ended 30 June 2008, an increase of US$831 million or 163% from US$509 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. This increase was the result of higher prices together with higher volumes at Cerrejón and ongoing brownfield expansion in Australia, resulting in lower unit costs.

*Nickel.* Xstrata Nickel EBITDA was US$729 million in the six months ended 30 June 2008, a decrease of US$979 million or 57% from US$1,708 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. This decrease was principally the result of the one off impact of the sale of inventory nickel in April 2007, discussed above, together with lower prevailing nickel prices.

*Zinc.* Xstrata Zinc EBITDA was US$474 million in the six months ended 30 June 2008, a decrease of US$545 million or 53% from US$1,019 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. Increases in zinc concentrate production and the implementation of cost saving initiatives were more than offset by declines in average zinc prices, cost inflation in the mining sector and the decline in the strength of the US dollar.

*Alloys.* Xstrata Alloys EBITDA was US$694 million in the six months ended 30 June 2008, an increase of US$509 million, or nearly a threefold increase from US$185 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. The increase was mainly the result of increased revenue as a result of increased prices and volumes together with cost control, despite the negative effect of ongoing mining sector cost inflation.

*Technology.* Xstrata Technology EBITDA was US$22 million in the six months ended 30 June 2008, an increase of US$4 million or 22% from US$18 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. The results for Xstrata Technology were positively impacted by increased volumes of work, due to the relatively strong recent activity levels in the mining sector.

***Other pre-tax items***

The Xstrata Group's depreciation and amortisation charge from continuing operations increased by US$165 million or 16% to US$1,181 million in the six months ended 30 June 2008, compared with US$1,016 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. The Xstrata Group recognised net interest expense of US$407 million for the six months ended 30 June 2008, after recognising US$456 million in net interest expense for the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. The change was due primarily to refinancings undertaken in 2008 and lower average variable interest rates.

***Income tax expense***

Income tax expense declined 21% to US$1,092 million in the six months ended 30 June 2008 from US$1,378 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008, mainly due to lower profit before tax as a result of the factors above. These amounts resulted in an effective tax rate of 27.1% in the six months ended 30 June 2008 and 30.1% in the six months ended 30 June 2007 as restated in the Xstrata plc Half-Yearly Report 2008.

***Profit for the six months***

In the six months ended 30 June 2008, the Xstrata Group recorded profit of US$2,939 million, a decrease of US$211 million or 7%, as compared to profit in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008 of US$3,150 million. Profit from discontinued operations was US$53 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008. Profit attributable to minority interests was US$186 million in the six months ended 30 June 2008 related to other shareholders of entities in which the Xstrata Group had an interest and were proportionally higher than the corresponding period in 2007 as a result of disproportionately increased profitability at the Group's operations in which it has minority partners. As a result, profit for the period attributable to equity holdings of the Xstrata Group decreased to US$2,753 million in the six

months ended 30 June 2008, a decrease of US$249 million or 8% from US$3,002 million in the six months ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008.

## Year ended 31 December 2007 compared with year ended 31 December 2006 financial information as restated in the Xstrata Annual Report and Accounts 2007

The financial information as at, and for the year ended, 31 December 2006 captioned "as restated" reflect the restatements made by the Group of its 2006 financial information upon the finalisation of the fair value of assets acquired in the Falconbridge, Cerrejón and Tintaya acquisitions and the disposal of the Group's aluminum business unit in 2006 and were published in the Xstrata Annual Report and Accounts 2007. In this operating and financial review, the Group discusses and analyses its financial condition and results of operation as at, and for the year ended, 31 December 2007 compared to the financial information of the Xstrata Group as at, and for the year ended, 31 December 2006 as restated in order to reflect the valuations used by the Group in subsequent periods. Financial information of the Xstrata Group as at and for the year ended 31 December 2006 as restated in the Xstrata Annual Report and Accounts 2007 has not, however, been audited or reported upon by Ernst & Young LLP.

### *Revenue*

The Xstrata Group's revenue was US$28,542 million in the year ended 31 December 2007, an increase of US$11,440 million or 67% from revenue of US$17,102 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the full-year impact of the Falconbridge acquisition in 2007 as compared to 2006. Robust commodity prices and record production at Xstrata's coal, nickel, ferrochrome, platinum and zinc mining operations, coupled with a strong second half performance by Xstrata Copper also contributed to the increase.

The Aluminum Business acquired in connection with the acquisition of Falconbridge was disposed of during the first half of 2007.

*Copper.* Xstrata Copper revenue was US$12,794 million in the year ended 31 December 2007, an increase of US$5,787 million or 83% from revenue of US$7,007 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the full-year impact of the Falconbridge acquisition in 2007 as compared to 2006.

*Coal.* Xstrata Coal revenue was US$4,201 million in the year ended 31 December 2007, an increase of US$584 million or 16% from revenue of US$3,617 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the stronger export prices for thermal coal in both the Pacific and Atlantic markets and increased production from South African and Colombian operations.

*Nickel.* Xstrata Nickel revenue was US$5,252 million in the year ended 31 December 2007, an increase of US$3,574 million or 213% from revenue of US$1,678 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the full-year impact of the Falconbridge acquisition in 2007 as compared to 2006.

*Zinc.* Xstrata Zinc revenue was US$4,726 million in the year ended 31 December 2007, an increase of US$1,005 million or 27% from revenue of US$3,721 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the full-year impact of the Falconbridge Acquisition in 2007 as compared to 2006.

*Alloys.* Xstrata Alloys revenue was US$1,352 million in the year ended 31 December 2007, an increase of US$393 million or 41% from revenue of US$959 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to higher volumes and sales prices for ferrochrome and platinum, partly offset by vanadium prices.

*Technology.* Xstrata Technology revenue was US$217 million in the year ended 31 December 2007, an increase of US$97 million or 81% from revenue of US$120 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was due to continued strong demand for Xstrata Technology products in light of the active market for metals and mining products.

### *Profit before interest, taxation, depreciation and amortisation ("EBITDA")*

*Xstrata Group.* The Xstrata Group's EBITDA from continuing operations increased by US$4,125 million or 59% to US$11,138 million in the year ended 31 December 2007, from US$7,013 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007.

*Copper.* Xstrata Copper EBITDA increased by US$1,638 million or 49% to US$4,987 million in the year ended 31 December 2007, from US$3,349 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the full-year impact of the Falconbridge acquisition in 2007 as compared to 2006.

*Coal.* Xstrata Coal EBITDA decreased by US$55 million or 4% to US$1,194 million in the year ended 31 December 2007, from US$1,249 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. The overall decrease was attributable to the impact of mining sector inflation, demurrage costs and amortisation compounded by the strength of the Australian dollar, which outweighed the higher received prices and volumes.

*Nickel.* Xstrata Nickel EBITDA was US$2,577 million in the year ended 31 December 2007, an increase of US$1,789 million or 227%, from US$788 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the full-year impact of the Falconbridge acquisition in 2007 as compared to 2006. The increase was also due to higher production and sales prices, together with the contribution to EBITDA of US$205 million arising from the sale of inventory nickel in April 2007 pursuant to the distribution agreement with Glencore International.

*Zinc.* Xstrata Zinc EBITDA increased by US$343 million or 23% to US$1,822 million in the year ended 31 December 2007, from US$1,479 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to the full-year impact of the Falconbridge acquisition in 2007 as compared to 2006.

*Alloys.* Xstrata Alloys EBITDA increased by US$185 million or 70% to US$448 million in the year ended 31 December 2007, from US$263 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. The increase in chrome operations EBITDA was US$169 million or 120%. Vanadium operations EBITDA fell by US$39 million to US$72 million due mainly to reduced sales prices, while platinum operations contributed US$66 million, an increase of US$55 million over the previous year.

*Aluminum.* The Aluminum Business was discontinued in 2007.

*Technology.* Xstrata Technology EBITDA increased 81% to US$47 million in the year ended 31 December 2007 from US$26 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007, mainly as a result of the increased revenue from the continued demand for Xstrata Technology products in light of the active market for metals and mining products.

### *Exceptional items*

Exceptional items include the receipt of a US$275 million break fee from Lion Ore Mining International, following its termination of a support agreement.

### *Other pre-tax items*

The Xstrata Group's depreciation and amortisation increased to US$2,096 million in the year ended 31 December 2007 from US$1,219 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007.

The Xstrata Group recognised net interest expense of US$915 million for the year ended 31 December 2007, from US$594 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007.

### *Income tax expense*

Income tax expense increased to US$2,311 million in the year ended 31 December 2007 from US$1,534 million presented in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. This increase was primarily due to increased earnings.

***Profit for the year***

In the year ended 31 December 2007, the Xstrata Group recorded profit for the year of US$5,869 million, an increase of US$3,963 million or 208% as compared to US$1,906 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. Minority interests of US$326 million recorded in the year ended 31 December 2007 related to other shareholders of entities in which the Xstrata Group had an interest. As a result, profit for the period attributable to equity holdings of the Xstrata Group increased to US$5,543 million for the year ended 31 December 2007, an increase of US$4,042 million or 270% from US$1,501 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007. Minority interests' share of the profits for the year ended 31 December 2007 decreased to US$326 million, compared with US$405 million in the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007.

**Year ended 31 December 2006 compared with year ended 31 December 2005**

***Revenue***

The Xstrata Group's revenue was US$17,632 million in the year ended 31 December 2006, an increase of US$9,582 million, or more than double, from US$8,050 million in the year ended 31 December 2005. The increase in revenue was mainly due to revenues attributable to Falconbridge, which was acquired in the second half of 2006, together with higher base metals prices.

*Copper.* Xstrata Copper revenue was US$7,007 million in the year ended 31 December 2006, an increase of US$4,999 million, or more than triple from US$2,008 million in the year ended 31 December 2005. This increase was due to the Falconbridge Acquisition and the Tintaya Acquisition and higher sales prices for copper and gold, which more than offset reduced sales volumes of copper due to the effects of lower grade ores recovered.

*Coal.* Xstrata Coal revenue was US$3,617 million in the year ended 31 December 2006, an increase of US$217 million or 6% from US$3,400 million in the year ended 31 December 2005. This increase was primarily due to the Cerrejón Acquisition and higher sales volumes, offset in part by lower sales prices.

*Nickel.* Xstrata Nickel revenue was US$1,678 million in the year ended 31 December 2006, reflecting the Falconbridge Acquisition. Prior to 2006, the Xstrata Group had no nickel operations.

*Zinc.* Xstrata Zinc revenue was US$3,721 million in the year ended 31 December 2006, an increase of US$2,272 million, or more than double, from US$1,449 million in the year ended 31 December 2005. This increase was primarily due to the Falconbridge Acquisition and higher sales prices.

*Alloys.* Xstrata Alloys revenue was US$959 million in the year ended 31 December 2006, a decrease of US$157 million or 14% from US$1,116 million in the year ended 31 December 2005. Chrome revenue decreased by US$50 million or 6% due to reduced sales prices and volumes from reduced quality ores. Vanadium revenues decreased by US$119 million or 37% due to lower sales prices for both vanadium pentoxide and ferrovanadium, 55% and 34% lower, respectively, than the record highs of 2005, partly offset by increased sales volumes.

*Aluminium.* Revenue of the Aluminum Business was US$530 million in the year ended 31 December 2006, reflecting the Falconbridge Acquisition. Prior to 2006, the Xstrata Group had no aluminium operations. The Aluminum Business was subsequently disposed of during the first half of 2007.

*Other.* Revenue from Xstrata Technology was US$120 million in the year ended 31 December 2006, an increase of US$43 million or 56% from US$77 million in the year ended 31 December 2005. This increase was due to continued strong demand for Xstrata Technology products in light of the active market for metals and mining products.

***Profit before interest, taxation, depreciation and amortisation ("EBITDA")***

*Xstrata Group.* The Xstrata Group's EBITDA from continuing operations increased by US$4,043 million, or more than doubled, to US$7,136 million in the year ended 31 December 2006 from US$3,093 million in the year ended 31 December 2005. This increase was principally attributable to the Falconbridge Acquisition, the Cerrejón Acquisition and the Tintaya Acquisition, as well as higher LME metbase metals prices, which were in part offset by the increased pressures on costs.

*Copper.* Xstrata Copper EBITDA (excluding the share of results from associates) increased by US$2,218 million or more than doubled, to US$3,349 million in the year ended 31 December 2006 from US$1,131 million in the year ended 31 December 2005. This reflected the Falconbridge and Tintaya acquisitions and significantly higher sales prices, offset in part by lower volumes from lower grade ore and an increase in costs related to mining sector inflation. Mining sector inflation continued to exceed broader measures of inflation during the year, with significant pressures being experienced in the areas of labour, contractors, fuel and energy.

*Coal.* Xstrata Coal EBITDA (excluding the share of results from associates) decreased by US$81 million or 6% to US$1,263 million in the year ended 31 December 2006 from US$1,344 million in the year ended 31 December 2005. The overall decrease was attributable to lower sales prices and ongoing increases in prices for key mining materials, in addition to mining sector inflation. In particular, all of Xstrata's businesses continued to be heavily affected by increasing costs in the mining sector for labour, fuel and explosives.

*Nickel.* Xstrata Nickel EBITDA was US$788 million in the year ended 31 December 2006, reflecting the Falconbridge Acquisition. Prior to 2006, the Xstrata Group had no nickel operations.

*Zinc.* Xstrata Zinc EBITDA (excluding the share of results from associates) increased by US$1,174 million, or more than quadrupled, to US$1,477 million in the year ended 31 December 2006 from US$303 million in the year ended 31 December 2005. The increase was primarily attributable to the Falconbridge and Tintaya Acquisitions and significantly higher zinc and lead sales prices.

*Alloys.* Xstrata Alloys EBITDA decreased by US$87 million or 25% to US$263 million in the year ended 31 December 2006 from US$350 million in the year ended 31 December 2005. The decrease in chrome EBITDA was US$28 million or 17% due to lower average prices, reduced volumes and standing charges associated with idled capacity, together with the impact of ongoing mining sector inflation. From 1 July 2006, Merafe's interest in the Xstrata-Merafe chrome venture increased to 20.5%. This was partially offset by more stable reluctant prices, improved metallurgical performance, sound energy management and a weaker South African rand. The reduced Vanadium EBITDA of US$70 million was mainly due to the reduced sales prices while the commencement of platinum operations contributed US$11 million.

*Aluminium.* The Aluminum Business's EBITDA was US$123 million in the year ended 31 December 2006, reflecting the Falconbridge Acquisition. Prior to 2006, the Xstrata Group had no aluminium operations. The Aluminum Business was disposed of during the first half of 2007.

*Technology.* Xstrata Technology EBITDA increased to US$26 million in the year ended 31 December 2006 from US$14 million in the year ended 31 December 2005, mainly as a result of the increased revenue from the continued strong demand for Xstrata Technology products in light of the buoyant market for metals and mining products.

***Share of results from associates***

The Xstrata Group's share of results from associates decreased from US$23 million in 2005 to US$4 million in 2006, due primarily to the Falconbridge Acquisition as Xstrata's interest in Falconbridge had been accounted for as an associate during 2005.

***Other pre-tax items***

The Xstrata Group's depreciation and amortisation and asset impairments increased to US$2,622 million in the year ended 31 December 2006 from US$584 million in the year ended 31 December 2005, primarily due to the Falconbridge Acquisition, Cerrejón Acquisition and Tintaya Acquisition and impairment of assets.

The Falconbridge Acquisition was completed through two transactions. Xstrata acquired 20% of Falconbridge at C$28 per share in August 2005, before acquiring the remaining 80% in 2006 at a price of C$62.50 per share. The average price paid per share was C$56.44. Under IFRS, this advantage cannot be recognised, as goodwill is calculated separately for each transaction, regardless of the average price paid per share to acquire the 100% interest. This accounting treatment has resulted in the creation of additional goodwill of US$1.5 billion. Xstrata has completed a detailed fair value evaluation of the assets acquired, and in accordance with IFRS, tested the goodwill for impairment. As a result, the company has determined that an impairment charge of US$1,378 million (increased to US$1,824 million in the restated 2006 results reported in the Xstrata Interim Reports) to the 2006 statutory income statement was appropriate in the light of the IFRS valuation of the assets.

The Xstrata Group recognised net interest expense of US$599 million for the year ended 31 December 2006, a more than ten-fold increase from the US$47 million in net interest expense for the year ended 31 December 2005. This was mainly due to indebtedness incurred in connection with the Falconbridge Acquisition, Cerrejón Acquisition and Tintaya Acquisition and to increased net recycled foreign currency losses from the foreign currency translation reserve.

### *Income tax expense*

Income tax expense increased to US$1,563 million in the year ended 31 December 2006 from US$543 million in the year ended 31 December 2005. This increase was primarily due to increased earnings.

### *Profit for the year*

In the year ended 31 December 2006, the Xstrata Group recorded profit for the year of US$2,352 million, an increase of US$429 million or 22% as compared to profit for the year ended 31 December 2005 of US$1,923 million. Minority interests of US$405 million recorded in the year ended 31 December 2006 related to other shareholders of entities in which the Xstrata Group had an interest. As a result, profit for the period attributable to equity holdings of the Xstrata Group increased to US$1,947 million for the year ended 31 December 2006, an increase of US$241 million or 14% from US$1,706 million for the year ended 31 December 2005. Minority interests' share of the profits for the year ended 31 December 2006 increased by 87% to US$405 million compared with the year ended 31 December 2005.

## Liquidity and capital resources

The following table sets forth the Xstrata Group's net cash inflow from operating activities and its cash flows for the periods indicated:

| | Year ended 31 December | | | | Six months ended 30 June | |
|---|---|---|---|---|---|---|
| | 2005 (audited) | 2006 As reported (audited) | 2006 As restated (unaudited) | 2007 (audited) | 2007 (unaudited) | 2008 (unaudited) |
| | | | *(in US$ millions)* | | | |
| Net cash flow from operating activities | 2,325 | 5,286 | 5,286 | 7,414 | 3,921 | 3,085 |
| Net cash flow from/(used in) investing activities | (2,363) | (20,021) | (20,021) | (3,871) | 95 | (5,810) |
| Net cash flow from/(used in) financing activities | 122 | 15,918 | 15,918 | (4,208) | (4,426) | 2,978 |
| Net increase/(decrease) in cash and cash equivalents | 84 | 1,183 | 1,183 | (665) | (410) | 253 |

### *Cash flow*

The Xstrata Group's net cash inflow from operating activities decreased by US$836 million from US$3,921 million in the six months ended 30 June 2007 to US$3,085 million in the six months ended 30 June 2008, due mainly to reduced profitability in the six months ended 30 June 2008, together with higher price-driven increases in debtors, which resulted in higher levels of working capital. The Xstrata Group's cash flow used in investing activities increased by US$5,905 million, from a net inflow of US$95 million for the six months ended 30 June 2007 to a net cash outflow of US$5,810 million for the six months ended 30 June 2008, due mainly to the acquisitions of Jubilee and Resource Pacific and the sale of the Aluminum Business in 2007, together with sustaining and expansionary capital expenditure. The Xstrata Group's cash flow from financing activities changed by US$7,404 million from a net cash outflow of US$4,426 million in the six months ended 30 June 2007 to a net cash inflow of US$2,978 million in the six months ended 30 June 2008, due mainly to the increase in net debt resulting from the Group's issuance of a three tranche bond under its Euro Medium Term Note programme.

The Xstrata Group's net cash flow from operating activities increased by US$2,128 million from US$5,286 million in the year ended 31 December 2006 to US$7,414 million in the year ended 31 December 2007 as a result of the Group's operating performance. The Xstrata Group's net cash outflow from investing activities decreased by

US$16,150 million, from US$20,021 million for the year ended 31 December 2006 to US$3,871 million for the year ended 31 December 2007 due to the Group's 2006 acquisition programme. The Xstrata Group's net cash inflow from financing activities of US$15,918 million in the year ended 31 December 2006 changed to a net cash outflow of US$4,208 million in the year ended 31 December 2007 as a result of the repayment of debt in 2007 without additional acquisition-related borrowings, issues of share capital and disposal of own shares.

The Xstrata Group's net cash inflow from operating activities increased by US$2,961 million from US$2,325 million in the year ended 31 December 2005 to US$5,286 million in the year ended 31 December 2006, due mainly to increased profitability in the year ended 31 December 2005, offset in part by increases in working capital requirements, financing costs and income tax payments. The Xstrata Group's net cash outflow from investing activities increased by US$17,658 million, from US$2,363 million for the year ended 31 December 2005 to US$20,021 million for the year ended 31 December 2006, due mainly to the Falconbridge Acquisition, the Cerrejón Acquisition and the Tintaya Acquisition in 2006. The Xstrata Group's net cash inflow from financing activities increased by US$15,796 million from US$122 million in the year ended 31 December 2005 to US$15,918 million in the year ended 31 December 2006, due mainly to the drawdown of debt facilities for the financing of the Falconbridge Acquisition, the Cerrejón Acquisition and the Tintaya Acquisition offset by higher loan repayments of interest bearing loans and borrowings in the year ended 31 December 2005.

## Liquidity reserves

### *Interest-bearing borrowings*

The Xstrata Group's unaudited interest-bearing borrowings (calculated in accordance with IFRS) as at 31 December 2007, as restated in the Xstrata plc Half-Yearly Report 2008, are set forth below:

| | Due within one year | Due after one year | Total(1) |
|---|---|---|---|
| | *(in US$ millions)* | | |
| Bank loan | 522 | 4,539 | 5,061 |
| Bank overdraft | 79 | — | 79 |
| Capital markets notes | 350 | 6,338 | 6,688 |
| Other loans(2) | — | 66 | 66 |
| Convertible borrowings | — | 327 | 327 |
| Equity minority interest loans | — | 81 | 81 |
| Preference shares(3) | 149 | 199 | 348 |
| Total | 1,100 | 11,550 | 12,650 |

Notes:

(1) The analysis above excludes finance lease and hire purchase creditors of US$132 million as at 31 December 2008.

(2) In the Xstrata plc Half-Yearly Report 2008, the Xstrata Group restated its 31 December 2007 balance sheet following the reclassification of certain obligations from "interest bearing loans and other payables" to "other liabilities".

(3) Preference shares were assumed by the Xstrata Group through the Falconbridge Acquisition, refer to Note (7) in the Xstrata Annual Report and Accounts 2006.

The Xstrata Group's unaudited interest-bearing borrowings (calculated in accordance with IFRS) as at 30 June 2008, (which pre-dates the Group's entry into the Club Facility (as defined below)) are set forth below:

| | Due within one year | Due after one year | Total(1) |
|---|---|---|---|
| | *(in US$ millions)* | | |
| Bank loan | 108 | 4,919 | 5,027 |
| Bank overdraft | 119 | — | 119 |
| Capital markets notes | 876 | 9,387 | 10,263 |
| Other loans | — | 71 | 71 |
| Convertible borrowings | — | 329 | 329 |
| Equity minority interest loans | — | 82 | 82 |
| Preference shares(2) | 196 | — | 196 |
| Total | 1,299 | 14,788 | 16,087 |

Notes:

(1) The analysis above excludes finance lease and hire purchase creditors of US$132 million as at 30 June 2008.

(2) Preference shares were assumed by the Xstrata Group through the Falconbridge Acquisition, refer to Note (7) in the Xstrata Annual Report and Accounts 2006.

As at 31 December 2008, the Xstrata Group had total interest-bearing borrowings (calculated in accordance with IFRS) of US$16,337 million.

On 13 January 2009 Xstrata Canada announced that it will redeem all of its outstanding 'Cumulative Preferred Shares, Series 3' on 1 March 2009 for C$25 per share in cash, plus accrued and unpaid dividends in respect of each such share up to, but excluding, 1 March 2009. Xstrata Canada intends to use its internal cash resources to fund the aggregate redemption price of approximately C$79 million (approximately US$64 million (as at 30 January 2009)).

### *Bank loans*

As of the date of this Prospectus, the Xstrata Group had entered into the following bank loans:

- On 25 July 2007, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited entered into US$4,680 million multi-currency revolving facilities with Barclays Capital and The Royal Bank of Scotland plc as arrangers and bookrunners, Barclays Bank plc as facility agent and various other banks as original lenders (the "Syndicated Facility"), which facilities are guaranteed by certain other subsidiaries of Xstrata. The Syndicated Facility was amended on 15 October 2008 to include Xstrata Canada Financial Corporation as a borrower under the facilities, rather than just as a guarantor. The purpose of adding another Canadian borrower was to take advantage of recent changes in Canadian tax legislation allowing the use of functional currency for tax reporting purposes. The Syndicated Facility was further amended on 30 December 2008 to allow for an administrative amendment to be made. Interest is payable on the loans at a rate which is the aggregate of: (i) LIBOR or, in relation to any loan in euros, EURIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the relevant margin, which is 0.275% per annum. The Syndicated Facility is available until 1 July 2012 and all amounts must be repaid by 31 July 2012. As at 31 December 2008, there was US$4,461 million in borrowings outstanding under the Syndicated Facility. It is intended that the balance of the net proceeds of the Rights Issue, following repayment of outstanding indebtness under the Club Facility, will be used to repay outstanding indebtedness under the Syndicated Facility.

- On 1 October 2008, Xstrata (Schweiz) AG, Xstrata Canada Financial Corporation and Xstrata Finance (Dubai) Limited entered into a US$5,000,000,000 multi-currency revolving facilities with Banco Bilbao Vizcaya Argentaria SA (London Branch), Barclays Capital, BNP Paribas, Calyon, Commerzbank AG, London Branch, Commonwealth Bank of Australia, Deutsche Bank, Dresdner Kleinwort, Intesa Sanpaolo spa, Lloyds TSB Bank plc, Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank of Scotland plc and the Toronto-Dominion Bank as arrangers with Barclays Capital, BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Calyon, Commerzbank AG, London Branch, Deutsche Bank AG London Branch, Dresdner Kleinwort, the investment banking division of Dresdner Bank AG, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acting as bookrunners and Barclays Bank plc acting as facility agent (the "Club Facility"). The Club Facility was amended on 30 December 2008 to reflect the addition of J.P. Morgan plc as an arranger and bookrunner and the increase in the facility amount to US$5,458,537,500. Interest is payable on the loans at the rate which is aggregate of: (i) LIBOR or, in relation to any loan in euro, EURIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the relevant margin, which is 1.50% per annum. The Club Facility is available until 30 September 2011 and all amounts must be repaid by 30 September 2011. As at 31 December 2008, there was US$2,513 million outstanding in borrowings under the Club Facility. The Club Facility is intended to be used to finance the cash consideration payable to Glencore in respect of the Proposed Acquisition. It is also intended that the net proceeds of the Rights Issue will be used to repay outstanding indebtedness under the Club Facility.

The Syndicated Facility and the Club Facility include financial covenants that require Xstrata to maintain certain financial ratios.

Pursuant to these covenants, which are calculated in accordance with IFRS, Xstrata must ensure that:

(a) the ratio of its consolidated borrowings to EBITDA does not exceed 3.00:1.00 for (i) any financial year, or (ii) any 12-month period constituting the second six months of one financial year and the first six months of the next financial year; and

(b) the ratio of its EBITDA to interest expense does not fall below 4.00:1.00 for (i) any financial year, or (ii) any 12-month period constituting the second six months of one financial year and the first six months of the next financial year.

Xstrata has complied with these covenants, to the extent applicable, since the execution of the Syndicated Facility and the Club Facility in July 2007 and October 2008, respectively. As at 31 December 2008, the Xstrata Group's ratio of consolidated borrowings to EBITDA was 1.8:1.00 and its ratio of EBITDA to interest expense was 11.3:1.00 on the basis of its unaudited consolidated financial information for the year ended 31 December 2008.

The Syndicated Facility and the Club Facility contain certain mandatory prepayment events including: (i) illegality; and (ii) a change of control of Xstrata (Schweiz) AG.

The Syndicated Facility and the Club Facility contain representations, warranties and undertakings (including financial condition covenants and undertakings) and contain a guarantee from the Company and certain other members of the Xstrata Group in favour of the lenders of the Syndicated Facility and the Club Facility, which are typical for these type of credit agreements. They also contain customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Syndicated Facility and the Club Facility.

***Other unsecured bank loans***

The Xstrata Group is also party to the following unsecured bank loans:

- Debts of proportionally consolidated joint ventures of US$139 million which bear interest at a rate based on LIBOR plus 175 basis points, repayable in August 2011 and US$163 million, which bear interest at a rate based on LIBOR plus 31 basis points, repayable by December 2011.
- ZAR denominated borrowings of US$3 million that are subject to floating interest rates based on the Johannesburg inter bank acceptance rate ("JIBAR"), repayable by January 2010.

***Bank overdrafts — unsecured***

- The Xstrata Group has bank overdrafts that are subject to local currency and US dollar prime rate floating interest rates in which they have been drawn down. The majority of the bank overdrafts are denominated in Canadian and US dollars.

***Minority interest loans***

- Minority interest loans include US$81 million advanced to Minera Alumbrera Limited to fund operations that is subject to a fixed rate of 7.2% per annum, repayable by May 2012.

### *Capital Market Notes*

As at 30 June 2008, other unsecured private placements included:

| Facility | Denomination | At 30 June 2008 US$m | Fixed or floating interest rate | Effective interest rate % in 2008 | Maturity | At 31 December 2007 US$m | Effective interest rate % in 2007 |
|---|---|---|---|---|---|---|---|
| Series A senior unsecured notes[a][h] | US$ | — | Fixed | 5.90 | Jun 08 | 152 | 5.90 |
| Series B senior unsecured notes[a] | US$ | 40 | Fixed | 6.75 | Jun 11 | 53 | 6.75 |
| Series B senior unsecured notes[a] | US$ | 53 | Fixed | 7.00 | Jun 11 | 53 | 7.00 |
| Unsecured notes[b] | US$ | 499 | Floating | 5.75 | Nov 09 | 499 | 5.75 |
| Unsecured notes[b] | US$ | 775 | Fixed | 5.50 | Nov 11 | 771 | 5.50 |
| Unsecured notes[b] | US$ | 1,035 | Fixed | 5.80 | Nov 16 | 1,024 | 5.80 |
| Unsecured notes[c] | EUR | 771 | Fixed | 4.88 | Jun 12 | 741 | 4.88 |
| Unsecured notes[c] | EUR | 769 | Fixed | 5.25 | Jun 17 | 738 | 5.25 |
| Unsecured notes[d] | US$ | 494 | Fixed | 6.90 | Nov 37 | 495 | 6.90 |
| Unsecured notes[e] | EUR | 1,148 | Fixed | 5.88 | May 11 | — | — |
| Unsecured notes[e] | EUR | 898 | Fixed | 6.25 | May 15 | — | — |
| Unsecured notes[e] | GBP | 934 | Fixed | 7.38 | May 20 | — | — |
| Commercial paper program[f] | USD | 687 | Fixed | 2.75 | Apr 13 | — | — |
| Senior debentures[g][h] | CAD | 175 | Fixed | 4.89 | Dec 08 | 184 | 4.89 |
| Senior debentures[g] | US$ | 330 | Fixed | 6.03 | Feb 11 | 329 | 6.03 |
| Senior debentures[g] | US$ | 270 | Fixed | 5.88 | Jun 12 | 270 | 5.88 |
| Senior debentures[g] | US$ | 312 | Fixed | 6.06 | Jul 12 | 314 | 6.06 |
| Senior debentures[g] | US$ | 358 | Fixed | 6.34 | Oct 15 | 348 | 6.34 |
| Senior debentures[g] | US$ | 246 | Fixed | 6.16 | Jun 15 | 248 | 6.16 |
| Senior debentures[g] | US$ | 236 | Fixed | 6.39 | Jun 17 | 236 | 6.39 |
| Senior debentures[g] | US$ | 233 | Fixed | 6.77 | Jun 35 | 233 | 6.77 |
| | | 10,263 | | | | 6,688 | |

(a) An Australian subsidiary has designated the series A and B senior unsecured notes as a fair value hedge of an investment in South America. The hedge is being used to reduce exposure to foreign currency risk.

(b) In November 2006, the Group issued US$2.25 billion of guaranteed capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1 billion ten year note at a fixed interest rate of 5.8%, a US$750 million five year note at a fixed interest rate of 5.5% and a US$500 million three year note that bears interest at a rate based on LIBOR plus 35 basis points.

(c) In June 2007, the Group issued a two-tranche EUR1 billion guaranteed bond offering, comprising EUR500 million 4.875% fixed guaranteed notes due 2012 and EUR500 million 5.25% fixed guaranteed notes due 2017. These bonds have been swapped to US$. The swaps have been accounted for as cash flow hedges with an unrealised gain of US$112 million (2006 US$nil) at 31 December 2007.

(d) In November 2007, the Group issued guaranteed 30 year notes of US$500 million bearing interest at a fixed rate of 6.9%.

(e) On 23 May 2008, the Group issued the final terms of a multi-tranche Euro bond offering, comprising EUR750 million 5.875% guaranteed notes due 2011, EUR600 million 6.25% guaranteed notes due 2015, and GBP500 million 7.375% guaranteed notes dues 2020.

(f) On 26 February 2008, the Group entered into a guaranteed US$1 billion commercial paper programme facility, with maturities of up to 12 months. Interest is payable on the notes at a rate which is based on LIBOR.

(g) The guaranteed senior debentures were assumed by the Group through the acquisition of Falconbridge. Pursuant to the terms of the note indentures as amended by supplemental indentures, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Incorporated to such holders under the terms of the senior debentures.

(h) Since repaid with operating cash flows or proceeds of a drawing from the Syndicated Facility.

### *Convertible borrowings*

#### *2017 Convertible Bonds*

On 6 September 2005, Xstrata Capital issued a US$375 million guaranteed convertible debenture due 14 August 2017 ("2017 Convertible Debenture") to Brascade Corporation, convertible at any time after 14 August 2006, at the option of the holder into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are

exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Debenture was guaranteed by Xstrata and was issued at par, with a coupon of 4.00% per annum. On 13 October 2006, the 2017 Convertible Debenture was cancelled in consideration of the issue to the holder of the 2017 Convertible Bonds.

In accordance with the obligations of Xstrata Capital and Xstrata under a subscription agreement entered into in relation to the issue of the 2017 Convertible Debenture, Xstrata Capital issued US$375 million of guaranteed convertible bonds, due 14 August 2017, to Trilon, convertible at any time at the option of the holder into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Bonds are guaranteed by Xstrata with a coupon of 4.00% per annum. The initial exchange price was £17.1315. Unless previously redeemed, or converted or purchased, the 2017 Convertible Bonds will be redeemed on 14 August 2017 at their principal amount together with unpaid accrued interest (if any) and that at any time after 14 August 2010, Xstrata Capital may, on giving notice, redeem the 2017 Convertible Bonds at their principal amount together with interest accrued to the date fixed for redemption. The 2017 Convertible Bonds are listed on the Professional Securities Market of the London Stock Exchange.

### Seasonality

The Directors do not believe there is any significant seasonality in the Xstrata Group's borrowing requirements.

### Off-balance-sheet arrangements

The Xstrata Group is not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

### Capital expenditure

As described in — "Current trading and prospects", in light of the current weakness in commodities prices, the Xstrata Group has budgeted decreases in planned maintenance and expansionary capital expenditure in 2009.

The following table sets forth the Xstrata Group's capital expenditure for the periods indicated:

| | Year ended 31 December | | | | Six months ended 30 June | |
|---|---|---|---|---|---|---|
| | 2005 (audited) | 2006 As reported (audited) | 2006[1] As restated (unaudited) | 2007 (audited) | 2007 As restated (unaudited) | 2008 (unaudited) |
| | | | *(in US$ millions)* | | | |
| Total Xstrata Group | 947 | 1,580 | 1,613 | 2,885 | 1,019 | 2,164 |
| Of which sustaining capital expenditure | 430 | 662 | 662 | 1,467 | 508 | 703 |
| Of which expansionary capital expenditure | 517 | 918 | 951 | 1,418 | 511 | 1,461 |

Notes:

(1) Includes discontinued operations for the Aluminum Business of US$13 million in 2007 and US$22 million in 2006.

The Xstrata Group's total capital expenditure for the six-month period ended 30 June 2008 was US$2,164 million, an increase of US$1,145 million from total capital expenditure of US$1,019 million for the six-month period ended 30 June 2007, as restated in the Xstrata plc Half-Yearly Report 2008.

Major items of expansionary capital expenditure of US$1,461 million included continued work on the Koniambo nickel project in New Caledonia, which entered its major construction phase with a number of large construction contracts awarded and remains on schedule to commence production in 2011. Significant investment was also made to progress the Nickel Rim South project in the Sudbury Basin, together with expenditure to develop the newly acquired Cosmos and Sinclair nickel assets in Western Australia.

Total unaudited capital expenditure for the year ended 31 December 2008 was US$4.9 billion of which US$3.4 billion was expansionary.

The Xstrata Group's total capital expenditure for the year ended 31 December 2007 was US$2,885 million, an increase of US$1,272 million or 79% from total capital expenditure of US$1,613 million presented in the year

ended 31 December 2006 financial information as restated in the Xstrata Annual Report and Accounts 2007. The Xstrata Group's expansionary capital expenditure in the year ended 31 December 2007 increased by US$467 million or 49%, from US$951 million for the year ended 31 December 2006, as restated in the Xstrata Annual Report and Accounts 2007 to US$1,418 million in the year ended 31 December 2007, as investments were made in a number of growth projects including Xstrata Nickel's Nickel Rim South mine in the Sudbury basin, the Konianbo project in New Caledonia, and a number of coal projects in Australia.

The Xstrata Group's total capital expenditure for the year ended 31 December 2006 was US$1,580 million, an increase of US$633 million or 67% from total capital expenditure of US$947 million for the year ended 31 December 2005. The Xstrata Group's expansionary capital expenditure in the year ended 31 December 2006 increased by US$401 million or 78%, from US$517 million for the year ended 31 December 2005 to US$918 million in the year ended 31 December 2006, as investments were made in a number of growth projects.

The Xstrata Group has made, and may in the future, make acquisitions of mines, plants or materials and metals businesses that complement or enhance its existing production.

### Contractual obligations

| | As at 31 December | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2006 | | 2007 | |
| | Minimum payments | Present value of payments | Minimum payments | Present value of payments | Minimum payments | Present value of payments |
| | | | (in US$ millions) | | | |
| Within one year | 31 | 15 | 159 | 147 | 27 | 18 |
| After one year but not more than five years | 188 | 172 | 84 | 68 | 100 | 74 |
| More than five years | 48 | 42 | 43 | 27 | 56 | 40 |
| Total minimum lease payments | 267 | 229 | 286 | 242 | 183 | 132 |
| Less amounts representing finance lease charges | (38) | 0 | (44) | 0 | (51) | 0 |
| Present value of minimum lease payments | 229 | 229 | 242 | 242 | 132 | 132 |

### Operating lease commitments — Xstrata Group member as lessee

Members of the Xstrata Group have entered into leases for buildings, motor vehicles and sundry plant and equipment. These leases have an average life of seven years with renewal terms at the option of the lessee. Future minimum rentals under non-cancellable operating leases were as follows as at the dates indicated:

| | Year ended 31 December | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| | (in US$ millions) | | |
| Within one year | 17 | 50 | 42 |
| After one year but not more than five years | 23 | 101 | 95 |
| More than five years | 11 | 20 | 26 |
| Total | 51 | 171 | 163 |

### Contingent liabilities

As at 31 December 2008, the Xstrata Group, had the following contingent liabilities:

- Xstrata Coal Australia has contracted US$702 million (2007 US$588 million) for rail take or pay commitments, US$483 million (2007 US$450 million) for port take or pay commitments, performance guarantees to customers and suppliers under contracts for supply of coal and services for US$34 million (2007 US$24 million) and guarantees to the New South Wales and Queensland Departments for Mineral

Resources in respect of various mining leases and the performance thereof US$203 million (2007 US$215 million).

- Xstrata Coal South Africa has issued guarantees to the Department of Minerals and Energy to obtain certain prospecting permits of US$52 million (2007 US$70 million) and performance guarantees to suppliers of $6 million (2007 $8 million).
- Xstrata Alloys has issued guarantees to Eskom for power usage and early termination of power usage of US$18million (2007 US$17 million) and to the Department of Mineral and Energy Mineral Resources, municipalities and governmental boards in respect of various mining leases and the performance thereof for US$21 million (2007 US$19 million).
- Xstrata Copper, Xstrata Zinc and Xstrata Technology Australia have issued performance guarantees to customers for US$27 million (2007 US$53 million) and guarantees to the Queensland Departments for Mineral Resources and other government agencies in respect of various mining leases and the performance thereof, environmental bonds and self insurance licences US$161 million (2007 US$105 million).
- Xstrata Nickel has issued guarantees for energy contracts of US$95 million (2007 US$153 million).
- Xstrata Zinc has issued performance guarantees to the Northern Territory government for an electricity supply and pipeline agreement of US$22 million (2007 US$32 million), and to Airnorth (Capiteq Ltd) for aircraft services of US$17 million (2007 Nil). It has provided bank guarantees to the Northern Territory government for rehabilitation costs of US$54 million (2007 US$49 million).
- Xstrata Zinc has issued bank guarantees in Spain of US$54 million (2007 US$107 million).
- Northfleet has issued bank guarantees to H M Customs and Excise in respect of the transport of Lead Slag for US$1 million (2007 US$nil).

### Transfer of funds by members of the Xstrata Group to Xstrata

Except to the extent described in the section of this Prospectus headed "Risk Factors — Exchange controls", there are no material legal or economic restrictions (including taxation consequences of transfers) on the ability of members of the Xstrata Group to transfer funds to Xstrata in the form of cash dividends, loans or advances that have had or are expected to have a material adverse effect on the ability of Xstrata to meet its cash obligations.

### Treasury policies

The Xstrata Group's Treasury Department has responsibility for strategic planning of the Xstrata Group's treasury activities. Its responsibilities include: management of the Xstrata Group's cash resources and debt funding programmes; funding acquisitions and investments; management of interest rate and foreign exchange exposures; and co-ordinating relationships with banks, rating agencies and other financial institutions.

Xstrata will seek to ensure that the Group maintains a robust financial position, even in the event of an unexpectedly prolonged period of depressed commodity prices, in line with the Xstrata Group's firm commitment to retain an investment grade balance sheet through the economic cycle. The Xstrata Group's Treasury Department is responsible for advising the Board on measures to meet these goals, which may include, amongst other things, raising funds in the equity and debt capital markets.

The Xstrata Group is exposed to US dollars through its revenue stream. The Xstrata Group will seek to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars, thus matching the negative exposure of its debt service obligations against the positive exposure of its revenue.

The Xstrata Group's primary financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible borrowings, capital market notes, finance leases and hire purchase contracts, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Xstrata Group's acquisitions and operations. The Xstrata Group has various other financial assets and liabilities, such as trade receivables and trade payables, which arise directly from its operations.

The Xstrata Group is exposed to changes in currency exchange rates, commodity prices and interest rates in the normal course of business. Derivative transactions are entered into solely to hedge these risks. Market fluctuations

in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure. No derivatives are held for trading purposes.

The main risks arising from the Xstrata Group's financial instruments are credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. A treasury committee establishes the policies for managing each of these risks and Xstrata's board of directors reviews and agrees these policies.

### Quantitative and qualitative disclosures about market risk

The Xstrata Group is exposed to changes in currency exchange rates, commodity prices and interest rates in the normal course of business. Derivative transactions are entered into solely to hedge these risks. Market fluctuations in derivative financial instruments designated as hedges are used to offset fluctuations in the underlying exposure.

### Currency hedging

Currency cash flow hedging may be used to reduce the Xstrata Group's short-term exposure to fluctuations in local currency exchange rates to the US dollar, pound sterling and the Euro. The currency hedging losses reflected in the income statement for the year ended 31 December 2008 amounted to US$9 million, compared to a gain of US$23 million for the year ended 31 December 2007.

### Commodity hedging

The Xstrata Group is exposed to fluctuations in commodity prices, with the commodity mix spread relatively evenly between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Commodity hedging of the Xstrata Group is in the form of forward and option contracts covering a portion of planned attributable gold, copper, zinc, silver, lead and coal production.

Hedges relating to sales are classified as cash flow hedges. The fair value of these hedges is deferred within equity on the balance sheet until the sale is recorded.

Due to the volatile nature of commodity prices and the historical relationship between prices and the currencies of most of the countries where the Xstrata Group operates, hedging may be entered into only in limited circumstances and is subject to strict limits laid down by the Board.

No new hedging contracts were entered into by the Xstrata Group for base metals, gold or silver during the years ended 31 December 2007 and 31 December 2008. The unrealised mark-to-market loss on coal and gold hedging maturing in 2009 as at 31 December 2008 was US$75 million, based on the forward curve at that time compared to US$192 million as at 31 December 2007.

### Carrying values and fair values of financial instruments

Set out below is a comparison by category of carrying values and fair values of the Xstrata Group's financial instruments that are not carried at fair value in the financial statements at 31 December 2007 (the latest practicable date prior to the publication of the Prospectus):

| | Carrying value 2007 | Fair value 2007 |
|---|---|---|
| | *(in US$ millions)* | |
| **Financial Liabilities:** | | |
| Capital market notes | 6,216 | 6,001 |
| Convertible borrowings | 327 | 305 |
| Equity minority interest loans | 81 | 83 |
| Finance leases | 132 | 132 |
| Preference shares | 348 | 348 |
| Other loans | 54 | 54 |

## Credit risk

The Xstrata Group is exposed to credit risk in respect of trade receivables. Given the geographical and industry spread of the Xstrata Group's customers, however, credit risk is believed to be limited. The Xstrata Group has established credit limits so that dealings are with a wide range of reputable banks and financial institutions on a competitive basis. Where concentrations of credit risk exist, management closely monitors the receivable and focuses on putting appropriate controls in place to ensure recovery. Credit risk is minimal and not concentrated for other financial assets. Credit risk is limited to the carrying amount of financial assets at the balance sheet date.

## Interest rate risk of financial assets and liabilities

It is the Xstrata Group's preference to borrow and invest at floating rates of interest, notwithstanding that some borrowings are at fixed rates of interest and it therefore typically swaps fixed rate exposure into floating interest rates. A limited amount of fixed rate hedging can be undertaken during periods where the Xstrata Group's exposure to movements in short term interest rates is more significant.

## Ratios

The Xstrata Group's net debt to equity ratio at 31 December 2007, as calculated in accordance with IFRS and as restated in the Xstrata plc Half-Yearly Report 2008, was 46.0% (where net debt is the level of external indebtedness of the Xstrata Group including loans, convertible borrowings, the liability component of the convertible borrowings and finance leases net of cash (including 100% of Minera Alumbrera Limited cash), cash equivalents and arrangement fees and equity includes minority interests). As at 30 June 2008 it was 51.9%. As at 31 December 2008, it was 66.8%.

## Critical accounting policies

Since 2005, Xstrata has prepared and will continue to prepare its financial statements under IFRS.

As part of the Xstrata Group's audited financial statements, the Xstrata Directors were required to disclose the accounting policies adopted in respect of items that were judged material in determining the results and financial position of the Xstrata Group used in preparing the financial statements. In addition, the preparation of financial statements requires management to make estimates and judgements that affect the reported amount of certain assets, liabilities, revenues and expenses, as well as the disclosure of certain contingent assets and liabilities. The application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Set forth below are the accounting policies under IFRS that the Directors considered to be critical in relation to the historical financial statements of the Xstrata Group referred to above and which they consider will be critical to the financial statements of the Xstrata Group:

### *IFRS*

*Basis of consolidation*

The financial statements consolidate the financial statements of the Xstrata Group. All inter-entity balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Xstrata Group has the power to govern the financial and operating policy of an entity so as to obtain benefits from its activities. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which Xstrata has control. Subsidiaries use the same reporting period and same accounting policies as Xstrata.

*Interests in joint ventures*

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. The financial statements of the joint ventures are prepared for the same reporting period as Xstrata, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

*Jointly controlled operations.* A jointly controlled operation involves the use of assets and other resources of the Xstrata Group and other venturers rather than the establishment of a corporation, partnership or other entity.

The Xstrata Group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture.

*Jointly controlled assets.* A jointly controlled asset involves joint control and offers joint ownership by the Xstrata Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

The Xstrata Group accounts for its share of the jointly controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

*Jointly controlled entities.* A jointly controlled entity involves the establishment of a corporation, partnership or other legal entity in which the Xstrata Group has an interest along with other venturers.

The Xstrata Group recognises its interest in jointly controlled entities using the proportionate method of consolidation, whereby the Xstrata Group's share of each of the assets, liabilities, income and expenses of the joint venture are combined with the similar items, line by line, in its consolidated financial statements.

When the Xstrata Group contributes or sells assets to a joint venture, any portion of gain or loss from the transaction is recognised based on the substance of the transaction. When the Xstrata Group has transferred the risk and rewards of ownership to the joint venture, the Xstrata Group only recognises the portion of the gain or loss not attributable to the other venturers, unless the loss is reflective of an impairment, in which case the loss is recognised in full. When the Xstrata Group purchases assets from the joint venture, it does not recognise its share of the profits of the joint venture from the transaction until it resells the assets to an independent party. Losses are accounted for in a similar manner unless they represent an impairment loss, in which case they are recognised immediately.

Joint ventures are accounted for in the manner outlined above, until the date on which the Xstrata Group ceases to have joint control over the joint venture.

*Revenue*

Revenue associated with the sale of commodities is recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk has passed to the customer and the commodity has been delivered to the shipping agent. Sales revenue is recognised at the fair value of consideration received, which in most cases is invoiced amounts, with most sales being priced FOB, FOR or CIF. Revenues from the sale of by-products are also included in sales revenue. Revenue is recognised, at fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Xstrata Group and the revenue can be reliably measured. Revenue excludes treatment and refining charges unless payment of these amounts can be enforced by the Xstrata Group at the time of the sale.

For some commodities the sale price is determined provisionally at the date of sale, with the final price determined at a mutually agreed date, generally at a quoted market price at that time. In order to ensure that revenue is recorded at the fair value of consideration to be received, adjustments are made to the invoice price based on the forward metal prices published at the balance sheet date.

*Impairment of assets*

The carrying amounts of non-current assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset's recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets which are either not available for use or which have an indefinite useful life (and which can only be tested as

part of a cash-generating unit), an impairment test is performed at least annually, or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the income statement to reflect the asset at the lower amount. In assessing the recoverable amount of assets, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate, which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.

An impairment loss is reversed in the income statement if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortisation which would have arisen if the prior impairment loss had not been recognised. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Goodwill impairments are not reversed.

*Pensions and other post-retirement obligations*

The Xstrata Group's contributions to its defined contribution pension plans are charged to the income statement in the year to which they relate. The Xstrata Group contributes to separately administered defined benefit pension plans.

For defined benefit funds, plan assets are measured at fair value, while plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. In measuring its defined benefit liability, past service costs are recognised as an expense on a straight-line basis over the period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the past service costs are recognised immediately. When a settlement (eliminating all obligations for part or all of the benefits that have already accrued) or a curtailment (reducing future obligations as a result of material reduction in the scheme membership or a reduction in future entitlement) occurs, the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss recognised in the income statement during the period in which the settlement or curtailment occurs.

The service cost of providing pension benefits to employees for the year is determined using the projected unit method and is recognised in the income statement. The difference between the expected return on plan assets and the unwinding of the discount on plan liabilities is recognised in the income statement.

Actuarial gains or losses are recognised directly in equity through the statement of recognised income and expenses. The full pension surplus or deficit is recorded in the balance sheet, with the exception of the impact of any recognition of past service costs. Surpluses recorded are restricted to the sum of any unrecognised past service costs and present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions.

The Xstrata Group also provides post retirement healthcare benefits to certain employees in Canada, the Dominican Republic, South Africa and the United States. These are accounted for in a similar manner to the defined benefit pension plans. These benefits are unfunded.

*Intangible assets*

Purchased intangible assets are recorded at the cost of acquisition, including expenses incidental to the acquisition, less accumulated amortisation and any impairment in value.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition. Internally generated goodwill is not recognised.

*Amortisation of intangible assets*

Intangible assets are amortised using a straight-line method based on estimated useful lives, except goodwill and those intangible assets which Xstrata's Directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment at least annually, and whenever events or circumstances indicate that the carrying amount may not be recoverable. Intangible assets are regarded as having an indefinite life when, based on an analysis of all the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows. Such analyses are performed annually. Estimated useful lives are determined as the period over which the Xstrata Group expects to use the asset or the number of production (or similar) units expected to be obtained from the asset by the Xstrata Group and for which the Xstrata Group retains control of access to those benefits.

For intangible assets with a finite useful life, the amortisation method and period are reviewed annually, and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable.

Where an intangible asset is disposed of, it is derecognised and the difference between its carrying value and the net sales proceeds is reported as a profit or loss on disposal in the income statement.

*Coal export rights*

Up to 31 December 2006, the coal export rights are carried at cost and are considered to have an indefinite useful life. As a result they are not amortised, but are subject to an annual asset impairment review, at least annually and more regularly if indicators of impairment exist. From 1 January 2007, the coal export rights are amortised prospectively, based on their expected useful life.

*Software and technology patents*

Software and technology patents are carried at cost and amortised over a period of 3 years and 20 years respectively.

*Investments in associates*

Entities in which the Xstrata Group has significant influence, and which are neither subsidiaries nor joint ventures, are associates and are accounted for under the equity method of accounting.

Under the equity method of accounting, the investment in the associate is recognised in the balance sheet on the date of acquisition at the fair value of the purchase consideration and therefore includes any goodwill on acquisition which is not amortised. The carrying amount is adjusted by the Xstrata Group's share of the post acquisition profit or loss; depreciation, amortisation or impairment arising from fair value adjustments made at date of acquisition and certain inter-entity transactions, together with a reduction for any dividends received or receivable from the associate. Where there has been a change recognised directly in the equity of the associate, the Xstrata Group recognises its share of such changes in equity.

The financial statements of the associates are prepared for the same reporting period as Xstrata, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. Adjustments are made in the consolidated financial statements to eliminate the Xstrata Group's share of unrealised gains and losses on transactions between the Xstrata Group and its associates.

The Xstrata Group discontinues its use of the equity method from the date at which it ceases to have significant influence, and from that date, accounts for the investment in accordance with IAS 39 (with its initial cost being the carrying amount of the associate at that date), provided the investment does not then qualify as a subsidiary or joint venture.

The Xstrata Group's income statement reflects the share of associates, results after tax and the Xstrata Group's statement of recognised income and expense includes any amounts recognised by associates outside of profit and loss.

*Business combinations*

Business combinations after 1 January 2004 are accounted for in accordance with the policy described below. Business combinations that occurred prior to this date have not been adjusted.

On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which, in the opinion of the Xstrata Directors, values cannot be reliably determined, are not recognised.

When the cost of acquisition exceeds the fair value attributable to the Xstrata Group's share of the identifiable net assets the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually and where there is an indication of impairment. If the fair value attributable to the Xstrata Group's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognised in the income statement.

Minority interests represents the portion of profit or loss and net assets in subsidiaries that is not held by the Xstrata Group and is presented in equity in the consolidated balance sheet, separately from the parent shareholders equity.

Similar procedures are applied in accounting for the purchases of interests in associates or jointly controlled entities. Any goodwill arising on such purchases is included within the carrying amount of the investment in associates or jointly controlled entity, but not thereafter amortised. Any excess of the Xstrata Group's share of the net fair value of the associate's or jointly controlled entity's identifiable assets, liabilities and contingent liabilities over the cost of the investment is included in income in the period of the purchase.

*Available-for-sale financial assets*

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified in any of the "Financial assets at fair value through profit or loss", "Held-to-maturity investments" or "Financial assets at fair value through profit or loss" categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses being recognised as a separate component of equity until the investment is derecognised or determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Listed share investments are carried at fair value based on stock exchange quoted prices at the close of business at the balance sheet date. Unlisted shares are carried at fair value where market values can be reliably obtained, otherwise they are stated at cost less any impairment.

*Share based compensation plans*

The Xstrata Group makes share based awards including free shares and options to certain employees.

Equity-settled awards

For equity-settled awards, the fair value is charged to the income statement and credited to retained earnings on a straight line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). The fair value is determined by external experts using models. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest are computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the income statement with a corresponding entry within equity.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified over the original vesting period. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Cash-settled awards

For cash-settled awards, the fair value is re-calculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value that of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the fair value are recognised in the income statement. The fair value is recalculated using an option pricing model.

The Xstrata Group has taken advantage of the transitional provisions of IFRS 2 in relation to equity-settled awards and has applied this accounting standard only to awards granted on or after 7 November 2002 that had not vested prior to 1 January 2005.

*Convertible borrowings*

The Xstrata Group has not retrospectively applied the requirements of IAS 32 and 39. Convertible borrowings are accounted for in accordance with UK GAAP prior to 1 January 2005.

On issue of the convertible borrowing, the fair value of the liability component is determined by discounting the contractual future cash flows using a market rate for a non-convertible instrument with similar terms. This value is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

On conversion, the liability is reclassified to equity and no gain or loss is recognised in the profit or loss. Where the convertible borrowing is redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the liability and equity components. The consideration relating to the equity component is recognised in equity, and the amount of gain or loss relating to the liability element in profit and loss.

*Own shares*

The cost of purchases of own shares held by the Employee Share Ownership Plan trust is deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the income statement. Any proceeds received on disposal of the shares or transfer to employees are also recognised in equity.

Own shares purchased under the Equity Capital Management Program ("ECMP") are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of such shares. Such gains and losses are recognised directly in equity.

*Foreign currencies*

Financial statements of subsidiaries, joint ventures and associates are maintained in their functional currencies and translated to US dollars for consolidation of the Xstrata Group's results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates. Non-monetary assets measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. Where non-monetary assets are measured at fair value in a foreign currency, they are translated at the exchange rates when the fair value was determined. All differences that arise are recorded in the income statement except when hedge accounting is applied and for differences on loans that form part of the net investment in a

foreign operation. Where the exchange difference relates to an item which has been recorded in equity, the related exchange difference is also recorded in equity.

On consolidation of foreign operations into US dollars, income statement items are translated at weighted average rates of exchange where this is a reasonable approximation to the exchange rate at the dates of the transactions. Balance sheet items are translated at closing exchange rates. Exchange differences on the re-translation of the investments in overseas subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average and at closing rates, are recorded in a separate component of equity. Exchange differences relating to loan balances with the foreign operations which form part of the net investment in the foreign operation are also recognised in this component of equity. On disposal or partial disposal of a foreign entity or on repayment of loans forming part of the net investment in the foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Exchange differences on foreign currency borrowings to finance net investments and tax charges/credits attributable to those exchange differences are also recorded in a separate component of equity to the extent that the hedge is effective. Upon full or partial disposal or repayment of the net investment in the foreign operation (including loans that form part of the net investment), the cumulative amount of the exchange differences is recognised in the income statement when the gain or loss on disposal or on loan repayment is recognised.

*Property, plant and equipment*

Land and buildings, plant and equipment

On initial acquisition, land, property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value, while land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of property, plant and equipment (based on prices prevailing at the balance date) on the following bases:

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate part. Each item's or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect unit of production calculations are accounted for prospectively.

The expected useful lives are as follows:

| | |
|---|---|
| Buildings | 15 - 40 years |
| Plant and Equipment | 4 - 30 years |

The net carrying amounts of mine buildings, machinery and equipment at each mine property are reviewed for impairment, either individually or at the cash-generating unit, when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which it is determined.

Expenditure on major maintenance or repairs includes the cost of replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will flow to the Xstrata Group, the expenditure is capitalised and the carrying amount of the item replaced is derecognised. Similarly, overhaul costs associated with major maintenance are capitalised where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other costs are expensed as incurred.

Where an item of property, plant or equipment is disposed of, it is derecognised and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the income statement.

Any items of property, plant or equipment that cease to have future economic benefits expected to arise from their continued use or disposal are derecognised, with any gain or loss included in the income statement in the financial year in which the item is derecognised.

Exploration and evaluation expenditure

Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Purchased exploration and evaluation assets are recognised as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against in the financial period in which this is determined. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

*Mineral properties and mine development expenditure*

The cost of acquiring mineral reserves and mineral resources is capitalised on the balance sheet as incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment, and costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral reserves and capitalised mine development expenditure are amortised, upon commencement of production, using a unit of production method based on the estimated economically recoverable reserves to which they relate, or are written-off if the property is abandoned. The net carrying amounts of mineral reserves and resources and capitalised mine development expenditure at each mine property are reviewed for impairment either individually or at the cash-generating unit when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Capital work in progress

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.

*Deferred stripping costs*

In open-pit mining operations, it is necessary to remove overburden and other waste in order to access the orebody.

During the pre-production phase, these costs are capitalised as part of the cost of the mine property and depreciated based on the mine's strip ratio.

The costs of removal of the waste material during a mine's production phase are deferred, where they give rise to future benefits. The deferral of these costs, and subsequent charges to the income statement, are determined with reference to the mine's strip ratio. This ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. These costs are deferred where the actual stripping ratios are higher than the average life of the mine strip ratio. The costs charged to the income statement are based on application of the mine's strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

*Derivative financial instruments and hedging*

The Xstrata Group uses derivative financial instruments such as interest rate swaps, forward currency and commodity contracts to hedge its risks associated with interest rate, foreign currency and price fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges;
- cash flow hedges; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Xstrata Group formally designates the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the Xstrata Group's exposure to changes in the fair value of a recognised asset or liability that could affect profit or loss. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

The Xstrata Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Xstrata Group revokes the designation.

Cash flow hedges

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

*Environmental protection, rehabilitation and closure costs*

Provision is made for close down, restoration and environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. This provision is based on the estimated future costs, using information available at the balance sheet date. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over future production from the mine to which it relates.

The provision is reviewed on an annual basis for changes to obligations or legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate, and the adjusted cost of the asset is depreciated prospectively. Periodic unwinding of the discount is recognised as a finance cost in the income statement.

Rehabilitation trust funds holding monies committed for use in satisfying environmental obligations are included within "Other financial assets" on the balance sheet.

*Taxation*

Current tax

Current tax for each taxable entity in the Xstrata Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognised using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. To the extent that an asset not previously recognised fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

## Litigation

### *Sulphuric acid class action lawsuits*

Class action lawsuits have been filed in various jurisdictions in the United States with respect to alleged sulphuric acid marketing and sales antitrust violations by the Xstrata Group. These lawsuits have been consolidated into the District Court in Chicago, with those filed in state court in California having been consolidated into the San Francisco state court. The Xstrata Group is vigorously defending these actions and has asserted that they are without merit. The plaintiffs claim actual damages in the amount of approximately US$160 million, before trebling, plus attorney fees and costs. Under the relevant US antitrust law, if the plaintiffs were to be successful then the actual damages assessed by the jury would be automatically trebled. The trial judge has certified the plaintiffs as a class. There are outstanding several motions submitted by the Xstrata Group, which challenge the plaintiffs' action on the merits. Based on the strength of the available defences, the weakness of the plaintiffs' claims, the amount of a previously negotiated settlement with another defendant and legal advice obtained, Xstrata believes that it is unlikely that the plaintiffs will recover the damages sought.

### *Sulphur trioxide class action lawsuits*

A motion has been filed in a Canadian court by a plaintiff alleging damages caused by sulphur trioxide accidentally released in 2004 from facilities managed by a Xstrata Group company and in which a Xstrata Group company holds an interest. The motion seeks authorisation to institute a class action on behalf of persons who may have been affected thereby and alleges 5000 potential class members. The purported class representative is seeking damages of C$20,000 per class member on their behalf, equally divided between actual and punitive damages. On the basis of the alleged 5000 class members, the total quantum claimed is therefore C$100 million. Xstrata is vigorously defending the motion and considers it is without merit. In June 2008, the court disallowed certification of the class action. The plaintiff subsequently appealed that decision. On the basis of the appeal filed and legal advice obtained, Xstrata believes it is unlikely that the appeal will be allowed.

# Part II
# Information on the Xstrata Group

## Overview

The Group is the fifth largest diversified mining group in the world with top five industry positions in copper, export thermal coal, export coking coal, ferrochrome, zinc, nickel and vanadium. In addition, the Group has recycling facilities, additional exposures to platinum, gold, cobalt, lead and silver and a suite of mining and metals related technologies, many of which are industry leaders.

The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the United Kingdom and the United States.

The Group had revenues of US$28.5 billion for the year ended 31 December 2007 and US$16.1 billion for the six months ended 30 June 2008. As at 30 June 2008, the Group had US$28.5 billion in shareholder equity. The Ordinary Shares are traded on the London Stock Exchange and the SIX. As at 30 January 2009, the market capitalisation of Xstrata was approximately £5.6 billion (approximately US$8.0 billion). Xstrata is a member of the FTSE 100, an index that comprises the 100 "most highly capitalised UK-domiciled blue chip companies".

The Group's business is organised in the following five principal business units:

*Xstrata Copper:* The Group is a fully-integrated producer of copper metal and concentrate and is one of the world's five largest producers of mined copper, with mining and mineral processing operations in Argentina, Australia, Canada, Chile and Peru. The Group also has a portfolio of mine development projects at various stages of evaluation in Argentina, Australia, Chile, the Philippines, Papua New Guinea and Peru.

*Xstrata Coal:* On a managed basis, the Group is the world's largest producer of export thermal coal, one of the largest producers of export semi-soft/PCI coal and among the top five producers of export coking coal. It has interests in 30 operating coal mines in Australia, South Africa and Colombia.

*Xstrata Nickel:* The Group is one of the world's five largest producers of nickel and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Its operations include mines and processing facilities in Australia, Canada, Norway and the Dominican Republic.

*Xstrata Zinc:* The Group is one of the world's largest producers of zinc and also produces lead and silver. Xstrata Zinc incorporates zinc smelting operations in Spain, Germany and Canada, interests in four operating mines, a mine project and a lead smelter in Australia, a lead refining plant in the United Kingdom, interests in the Antamina copper and zinc mine in Peru, two zinc mines, a lead smelter and refinery and a minority interest in a zinc smelter in Canada.

*Xstrata Alloys:* The Group is the world's largest producer of ferrochrome and one of the world's leading producers of primary vanadium, with integrated mining and smelting facilities in South Africa. In South Africa the Group also mines and concentrates platinum group metals.

In addition to its five principal business units, the Group also operates Xstrata Process Support and Xstrata Technology, mining and processing technology businesses with operations in Australia, Canada, Chile and South Africa.

Information on the Group's recent announcements, acquisitions and disposals is set out below in Part II — "Information on the Xstrata Group — Recent developments". In an uncertain environment in which there is lower demand for commodities and little visibility into future commodity prices and cash flows, Xstrata has acted quickly to forgo or defer a substantial proportion of its discretionary sustaining and/or expansionary capital expenditure, reduce uneconomic production, close mines or facilities or put mines or facilities on care and maintenance. For more details on the Group's plans in this respect see Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects".

## Strategy

Xstrata's strategy since its IPO in 2002 has been to grow and manage a distinct, value-focused, globally diversified resources group positioned to compete for and create value, with the single aim of delivering industry-leading returns for shareholders. Xstrata recognises that this aim can only be achieved through genuine partnerships with

employees, customers, shareholders, local communities, lenders and other stakeholders which are based on integrity, co-operation, transparency and mutual value creation.

The strategy leverages the Group's size and momentum and focuses on:

- commitment, capacity and headroom for growth that creates value; and
- constant improvement in the quality of Xstrata's businesses through ongoing efficiency gains, margin improvements, net present value enhancements and cost reductions.

Xstrata's strategy is based on its assessment of key success factors in global mining, including:

- Scale and critical mass;
- diversification of commodity, currency and country exposure;
- a wide range of growth options, including via acquisitions and brownfield and greenfield expansions; and
- operating excellence.

While the Group remains committed to retaining its significant growth options, Xstrata may reduce or cease production at operations, or defer further capital projects during 2009, in line with its near-term strategy to optimise its cash position during the current period of economic uncertainty.

## History and development of the Xstrata Group

Xstrata AG, which was the predecessor of Xstrata plc, was established in Switzerland in 1926 to invest in infrastructure and power projects in Latin America. Beginning in 1990, Xstrata AG built a portfolio of businesses operating in the natural resources sector. On 25 March 2002, Xstrata plc merged with Xstrata AG to become the holding company of the Xstrata Group. At the same time, the Xstrata Group acquired Enex and Duiker and the shares of Xstrata plc were listed on the Official List of the UK Financial Services Authority, admitted to trading on the London Stock Exchange's market for listed securities and admitted to listing on the SIX.

The successful acquisition and integration of the former Enex and Duiker coal assets in 2002, of MIM in 2003 and of Falconbridge in 2006 were key elements in the transformation of Xstrata. In addition to the Cerrejón Acquisition which completed in May 2006, the Tintaya Acquisition which completed in June 2006, the offer for LionOre which was terminated in June 2007, the Narama acquisition in August 2007, the Anvil Hill (now called Mangoola) acquisition in October 2007, the Eland Acquisition which completed in November 2007, the Tahmoor acquisition in December 2007, completion of the Jubilee Acquisition and control of Resource Pacific achieved in February 2008, a number of other transactions were considered in 2006, 2007 and 2008. These included an offer for Indophil in May 2008 (which lapsed and was followed by the purchase of a 19.99% stake in Indophil during September 2008) and a proposed offer for Lonmin (which was not pursued, although between August and October 2008 the Xstrata Group acquired a 24.9% stake in Lonmin).

Information on the Group's recent announcements, acquisitions and disposals is set out in Part II — "Information on the Xstrata Group — Recent developments".

## Industry overview

The following industry overview should be read in conjunction with, and is subject to, the section of this Prospectus headed "Risk Factors". As described in "Risk Factors", the current financial crisis has resulted in rapid and significant reductions in commodities prices and unprecedented market uncertainty as to the direction of future commodities price changes or the duration of current price levels. While the discussion below represents Xstrata's best estimate as to the outlook for each metal or bulk commodity noted, there can be no assurance that commodity prices will not remain depressed or indeed fall further. For a description of Xstrata's own response to current market conditions see Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects".

### Market and outlook for the copper industry

During the early part of 2008, Chinese demand strength and ongoing supply disruptions contributed to strong but volatile copper prices. From the second half of the year onwards, prices were impacted by challenging financial and

credit environments and weaker global macroeconomic conditions. The LME copper price declined rapidly from a mid-year high of US$ 4.08 per pound to US$ 1.32 per pound at year-end. The average price for 2008 was US$ 3.15 per pound, 2.5% or 8¢ per pound lower than in 2007.

The financial crisis and resultant negative sentiment on the outlook for global economic prospects saw copper end-use demand stall in the OECD economies during the fourth quarter. Major copper-consuming sectors, including construction and transportation, were particularly badly affected and refined demand fell sharply. Demand from China also slowed during the second half, largely due to the government's credit-tightening measures aimed at cooling inflation, as well as a slowing housing sector and weaker export markets.

The tight physical market that persisted during the first half of 2008 unwound over the final months of the year, resulting in increased deliveries of cathode to exchange warehouses. Global copper exchange inventories ended 2008 at 390,000 tonnes, an increase of 152,000 tonnes or 64% on the closing level in 2007.

On the supply side, the rapid decline in LME copper prices along with liquidity constraints have caused the closure of several marginal mines, as well as production cutbacks, project delays and the cancellation or deferral of exploration expenditure.

However, supply losses have not yet been sufficient to offset the decline in demand and concentrate market tightness has eased amid lower demand from custom smelters. Following mid-year contract settlements at US$ 42 per dry metric tonne and 4.2¢ per pound, spot terms had risen to US$ 75 per dry metric tonne and 7.5¢ per pound by the end of the year, and the 2009 annual benchmark has also been set at this level.

Macroeconomic conditions are expected to remain weak during 2009, limiting copper demand growth. Government efforts in a number of major copper consuming economies to stimulate economic growth using fiscal measures are expected to provide some level of support to end-use demand, particularly in China. Further supply cuts are also likely in the event that prices remain depressed for a prolonged period.

To date, industry participants have announced the curtailment or suspension of over 600,000 tonnes of unprofitable production. Global mine supply is expected to be further constrained by operational underperformance such as pit wall problems, lower grades and mill availability and it is estimated this will reduce global copper supply by 1.0 million tonnes in 2009 (1.4 million tonnes in 2008). The combination of both curtailment of unprofitable production and operational underperformance represents a production cut-back of approximately 9% of planned 2009 production levels prior to the economic downturn in the second half of 2008. Perhaps even more noteworthy is the likely impact on larger term supply growth, as growth projects and exploration expenditure continue to be cancelled or deferred removing over 2.8 million tonnes of proposed new copper over the next four years and introducing significant constraints. These actions are likely to assist a rapid tightening of the physical market when demand increases as a result of fiscal stimulus packages and improving global economic conditions.

### Market and outlook for the coal industry

Analysis of the coking coal markets does not include coals known as pulverised coal injection ("PCI") coals, which are used for injection directly into blast furnaces, and refers only to coal used for coke-making. References to 2008 is based on preliminary information and is subject to review.

#### *Pacific thermal coal markets*

Coal retains its attractive cost position for base load electricity generation and continues to underpin Asia's power generation capacity. In 2008, supply in the Pacific Basin was again characterised by reduced Chinese exports, higher levels of lower quality exports from Indonesia and continued infrastructure constraints in Australia. Coal production from Indonesia is split in the approximate ratio of 45% bituminous, 45% sub-bituminous and 10% low-rank coal An increasing proportion of the sub-bituminous coal and low-rank coal has a very low energy content, below 5000kcal/kg gross as received and does not compete directly with Xstrata's higher quality Australian bituminous coal production.

Demand in the Pacific market grew by only 2% in 2008, whilst supply grew by only 1%. Although Australia and Indonesia recorded supply growth of 10% and 8% respectively, overall supply growth was minimal due to a 26% reduction in Vietnamese exports and a 19% reduction in Chinese exports. Record thermal coal contract prices were achieved by the major Australian coal producers with major Japanese contract customers for the year commencing 1 April 2008, resulting in a 2008 benchmark price of US$125 per tonne. This represented an increase of US$69.50

per tonne, 125% higher than the previous year. During the third quarter, Xstrata Coal agreed mid year annual contracts with Japanese consumers, in the range of US$130 to US$155 per tonne.

Xstrata's Pacific market thermal coal sales remain dominated by Japan, Korea and Taiwan, which account for over of 75% of sales. The Enlarged Group sells its thermal coal through a combination of short and long term contracts, which are often described in the industry as spot and term contracts respectively. Spot contracts can generally be considered as sales agreements under which delivery is commenced within 90 days and completed within 12 months. Term contracts incorporate sales agreements which extend to and beyond 12 months. Pricing for term contracts may be either agreed up front at a fixed or indexed level, or alternately is renegotiated annually. In the Pacific export thermal coal market, approximately 80% of all sales by volume are completed under term contracts with the balance being spot sales. Of these contracts, approximately 35% by volume are renewed in line with the Japanese fiscal year end on 31 March. In the Australian and South African domestic markets, term contracts dominate sales, with spot sales generally making up less than 20% of the domestic market.

Coal's competitiveness with alternative fuels is expected to continue to underpin its position as a base load fuel for power generation notwithstanding the effects of the global economic crisis on overall energy demand. It is expected that the recovery in Mexican thermal coal imports, the commissioning of further generating units in Korea, together with India's requirement to increase imports to meet its domestic needs will contribute to stable coal demand in 2009.

### *Atlantic thermal coal markets*

Higher oil and gas prices in the first three quarters of 2008 contributed to significant increases in Atlantic thermal coal prices during this period, despite a mild European 2007/2008 winter. Declines in European domestic production, buoyant European electricity markets and sustained supply side constraints provided further support to coal pricing. The impact of the global financial crisis and the subsequent recession of major economies resulted in oil and thermal coal prices retreating in the fourth quarter from the record highs achieved earlier in the year. European demand for imported coal remained at a similar level to the previous two years.

Exports of South African coal were down by 6% compared to 2007, due to the combined impacts of inconsistent rail transport performance, heavy rainfall during the summer and occasional power supply disruptions. Incremental demand from the sub-continent and Pacific markets, coupled with lower freight rates in the last quarter, further curtailed coal availability from South Africa for Europe, its principal market. Increased exports from Colombia and the US have largely been balanced by supply shortfalls from South Africa, Russia, Poland and Venezuela. Inadequate rail infrastructure and rising domestic market demand restricted exports from Russia, while rising domestic demand in Poland resulted in exports falling below 2 million tonnes.

Volatile spot FOB prices increased from just below US$100 per tonne in January to a high of over US$170 per tonne in July but fell to below US$80 per tonne by year end. Significant premiums to the index for standard quality South African coal have been reported throughout the year as a result of limited availability. In the Atlantic export thermal coal market, term contracts, typically renewed on a calendar year basis, represent approximately 25% of sales by volume with the balance being spot sales.

The South African domestic market remained buoyant amidst tight availability linked to production shortfalls and incremental increases in demand from Eskom.

Uncertainty in the world financial markets and the global recessionary environment are likely to result in further volatility in the energy complex in the near and medium term. Reduced exports from the USA and declining European coal production are expected to offset the effects of lower industrial electricity demand in Europe on seaborne thermal coal demand.

### *Coking coal market*

Coking coal markets experienced significant fluctuations in supply and demand throughout 2008. The first half experienced unprecedented customer demand for available tonnes, following the extreme flooding events in Queensland during the first quarter which severely restricted the availability of prime hard coking coal and reduced Australian coking coal export supply in the first half by 6 million tonnes. Steel producers looked to US suppliers to cover the supply shortfall, lifting USA exports by 9 million tonnes over the full year.

In stark contrast, the second half of 2008 saw the steel and manufacturing industries significantly impacted by the sudden global financial liquidity crisis, resulting in reduced customer demand for all grades of metallurgical coal.

Full year 2008 data indicates global steel production in coking coal importing countries grew by 1% over 2007, leading to increased coking coal demand of 8 million tonnes. Australian and Canadian metallurgical coal exports were marginally below 2007 levels.

In April, term prices of US$300 per tonne were agreed with customers for prime hard coking coals for the year ending March 2009 by the leading producer. This settlement represented an increase of US$202 per tonne (206%) over the previous year, and in some cases includes the cancellation of some of the carryover arising from the floods in Queensland in early 2008. With the exception of Xstrata, all other hard coking coal suppliers subsequently settled at an equivalent price level.

Xstrata concluded its 2008 price negotiations with term customers while simultaneously developing a new customer base largely within the rapidly expanding Indian steel industry. For the contract year commencing April 2008, the average contract price for prime hard coking coal agreed was US$360 per tonne.

Asian steel mills and Australian coal producers settled prices for NSW high volatile semi soft coking coals at approximately US$240 per tonne, which applies for the contract year commencing 1 April 2008 representing an increase of 276% over last year's term price of US$63.90 for Xstrata brands.

Within the metallurgical coal market, term contracts represent more than 90% of all sales and prices are renegotiated annually in line with the Japanese fiscal year end on 31 March. Term and annual contracts account for in excess of 70% of Xstrata's hard coking coal and semi-soft coking coal sales. Xstrata's hard coking coal is sold into each major market while Japan remains the dominant market for semi-soft coking coal.

The coking coal market in 2009 is expected to remain heavily affected by the global economic downturn. In response to low prices, approximately 24 million tonnes of coking coal production curtailments have been announced for 2009 representing approximately 13% of planned production levels prior to the economic downturn in the second half of 2008. However, until steel consumption begins to recover, all metallurgical coal grades will continue to be in oversupply, although the declining value of the Australian dollar will provide Xstrata with some cost offset to declining prices.

**Market and outlook for the nickel industry**

The nickel price experienced extreme volatility in 2008, peaking in March at US$33,300 per tonne and then falling significantly in the second half due to deteriorating physical fundamentals, compounded by the rapid unwinding and deleveraging of commodity investments. In the second half of 2008, the nickel market was heavily impacted by the rapid deceleration of global industrial production.

Nickel cash prices fell steadily from the second quarter of 2008 to a low of US$8,810 per tonne in late October. LME cash prices averaged US$21,104 per tonne for the year, a decrease of 43% over 2007.

Towards the end of the year, stainless steel mills cut production significantly in response to weakened demand that reflected widespread uncertainty over the global economic outlook. Demand from downstream metal consumers reduced and stocks were drawn down throughout the supply chain. Chinese stainless steel capacity utilisation remains low, although some previously idled production facilities were restarted in December. Material restocking in the stainless sector is now not expected until the second half of 2009. As a result of lower nickel prices, austenitic ratios have stabilised, following record nickel prices in 2007 which led steelmakers to switch production away from nickel-intensive austenitic steel grades towards ferritic grades.

Demand from non-stainless steel applications for nickel is beginning to be impacted by the global economic slowdown and orders from the aerospace and land turbine sectors are slowing. At the same time, scrap availability is relatively high.

However, the nickel industry's supply side response has been particularly rapid and significant. The curtailment or suspension of unprofitable operations has resulted in approximately 350,000 tonnes of refined nickel production being taken out of 2009 production, representing approximately 21% of the previously expected level of global supply in 2009. In addition, growth projects and exploration expenditure continue to be cancelled or deferred, introducing significant constraints to future supply. Nickel production from Chinese pig iron has now largely ceased, due to the impact of low metal prices on these high-cost producers. While the supply-side response continues to gain momentum, production curtailments in the fourth quarter were not sufficient to fully mitigate the impact of the sharp fall in demand. As a result LME inventories steadily increased, finishing the year at 78,822 tonnes, a 64% increase over closing levels the previous year.

The full impact of nickel production cuts is expected to stabilise the market in 2009. Supply from Chinese nickel pig iron and other high cost facilities is unlikely to resume given the prevailing economic climate and lack of visibility into near-term market conditions. If the weak pricing environment persists, further announcement of supply curtailments from industry participants can be expected. The closure of additional production facilities will tighten physical markets and prices are expected to be supported by the economic cash breakeven costs of nickel producers. In the medium to longer term, the outlook is expected to improve as global demand recovers and the physical availability of nickel tightens.

### Market and outlook for the zinc industry

Supply of refined zinc outpaced global demand during 2008 for the first time since 2003. LME warehouse zinc metal stocks rose by 165,000 tonnes to 253,475 tonnes. Nonetheless, at the end of the year, exchange zinc stock levels were still relatively low by historical standards, representing only eight days of global consumption. The average LME zinc price remained above US$2,000 per tonne during the first five months of the year, but fell steeply in the final quarter to end the year at US$1,120 per tonne. The average price for the year was US$1,870 per tonne, 42% lower than the prior year average of US$3,251 per tonne.

Global zinc demand softened during the year and totalled at 11.4 million tonnes in 2008 as consumer and business spending fell markedly in the main zinc consuming industries of construction and vehicles in the second half of the year. While demand continued to grow in China, this was offset by weakened demand in the rest of the world, particularly in Western Europe and North America.

Global refined zinc production grew in 2008 by approximately 3% to 11.5 million tonnes, with most of the increase from smelters in China and India. During 2008, margins were squeezed as the zinc price fell faster than costs. By the end of the year a significant number of smelters had announced production cuts, most of which came into effect in early 2009.

In 2008, China's smelters imported a record amount of zinc-in-concentrate, nearly 900,000 tonnes, as its domestic mine growth was cut back in response to weaker zinc price and negative margins. Mined zinc production in China contracted by almost 2% year-on-year. In the final quarter of the year, other mine production cuts occurred, mainly in North America and Western Europe. Overall, global mined zinc production grew by just over 5% to 11.5 million tonnes, mainly from Australia, India, Peru and Bolivia.

The zinc concentrate market weakened in 2008 as smelter production grew at a lower rate than mined production. Benchmark treatment charges increased to US$300 per tonne on a US$2,000 per tonne zinc price basis compared to US$300 per tonne on a US$3,500 per tonne zinc basis in 2007.

In response to low prices, 1.0 million tonnes of zinc production curtailments have been announced for 2009 representing over 9% of planned production levels prior to the economic downturn in the second half of 2008. Further mine cutbacks are likely if zinc prices remain at low levels. In the medium to long term, as the stimulus plans of the major economies take effect, global zinc consumption is expected to increase from rising demand from the galvanised sheet sector, fuelled by vehicle production, infrastructure projects, and consumer goods.

### Market and outlook for the lead industry

Global lead consumption is estimated to have increased in 2008 by approximately 3% compared to the previous year. China continues to be the driving force behind global growth, with consumption increasing by 14% or an additional 371,000 metric tonnes year-on-year, driven primarily by demand for stationary, automobile and electric-powered bicycle batteries.

In 2008, global refined lead production rose by 5% to 8.5 million tonnes, driven primarily by higher production from China and other Asian countries. As a result, global demand and supply for refined lead remained broadly balanced, ending the year with a small surplus of approximately 60,000 metric tonnes.

Global mined lead production increased by 7% in 2008 to 3.6 million tonnes. The main contribution to the increase came from Canada, China, Russia and Bolivia. Mine production is expected to remain flat in 2009 as a result of mine production cuts in response to low prices.

LME stocks fluctuated during the year between a low of 40,950 metric tonnes and a high of some 101,900 metric tonnes, ending 2008 at 45,150 metric tonnes, representing two days of global consumption.

The average LME monthly cash price for lead started the year at $2,608 per tonne, peaking in February at $3,080, before falling to a low of $880 per tonne in mid-December. The average LME cash price for 2008 was $2,085 per tonne, 20% lower than in 2007.

Lead market conditions are expected to remain challenging in the first months of 2009 as the weak automotive sector reduces demand for batteries although the market for replacement batteries is expected to remain relatively robust. Recent mine and refined metal production cuts and historically low levels of LME stocks should help to offset demand weakness and generate a market surplus for the remainder of the year.

### Market and outlook for the ferrochrome and vanadium industry

Between 2000 and 2007, ferrochrome demand increased by an average of approximately 7% per annum. The first half of 2008 was characterised, on the one hand, by robust supply demand fundamentals driven by high stainless steel melt production, which steadily increased from the beginning of the year, and on the other hand by supply side cutbacks resulting from power restrictions imposed by South Africa's power utility Eskom. Ferrochrome base prices remained strong throughout the year and the average European benchmark price for 2008 of 175.8¢ per pound was 97% higher than in the previous year.

In the first half of 2008, global ferrochrome production reached 2 million tonnes per quarter for the first time, 6% higher than for the same period in 2007. However, a typically slow third quarter was exacerbated by lower steel production in China during the Olympic Games and was followed by a dramatic fall in demand during the fourth quarter as the global financial turmoil impacted all major commodity markets. Between July and December 2008, the European benchmark ferrochrome price fell by 9% while the spot price fell by 53%.

The supply side response to weaker demand has been rapid and significant cuts were announced by all the major ferrochrome producers during the fourth quarter of 2008. Stainless melt growth will be significantly below its long-term average for the second consecutive year, with global production for 2008 estimated to have declined by approximately 11% to 25.5 million tonnes.

Exports of South African chrome ore increased significantly as a result of the power restrictions in the first half of 2008 which constrained domestic beneficiation. As a result, increased availability of ore in China, and robust ferrochrome prices enabled previously uneconomical capacity to restart in various regions, including China and India. Supply of ferrochrome increased just as demand deteriorated resulting in the ferrochrome spot price softening to levels below the prevailing international contract price towards the end of 2008.

Similarly, demand for vanadium was robust in the first half but weak in the latter part of the year. Strong demand and severe supply disruptions in China and South Africa during the first part of the year resulted in prices more than doubling. The impact of the global financial crisis from September caused the ferrovanadium price to decline by 71% from its highs earlier in 2008, to end the year at US$26.50. The average price for 2008 of US$61.18 per kilogram of vanadium was 65% higher than the previous year.

Planned expansions to South African ferrochrome capacity in 2008 were largely deferred due to the ongoing power constraints. These deferrals have been further extended in South Africa and globally, in response to the current economic slowdown.

The outlook for ferrochrome and vanadium remains, however, robust in the medium to long term. In the medium term, steel production is expected to increase from current low levels, supported by major economic stimulus plans, which include significant investment in infrastructure. Stainless melt production in 2009 is expected to decrease by around 3% to approximately 24 million tonnes. As global demand recovers, production cutbacks coupled with the deferral or cancellation of capacity expansions will reduce oversupply and will again place upward pressure on pricing.

### Market and outlook for the platinum group metals industry

Strong demand in recent years for platinum group metals ("PGM") has been driven by growth in automobile production and tightening emissions legislation creating increased demand for catalytic converters, while tight supply was due largely to mine underperformance at a number of producers. In early 2008, platinum and rhodium prices rose to all time record levels of US$2,275 and US$10,100 per ounce, respectively, in response to the South African power constraints, adverse weather conditions and temporary mine closures due to safety issues.

Demand for platinum from the auto catalyst industry fell in response to weakening global economic conditions, particularly in the fourth quarter of 2008 as the severity of the global financial turmoil became apparent. The platinum price traded down to parity with gold for the first time since 1997. From the record highs reached earlier in the year, platinum and rhodium prices decreased by 61% and 88% respectively, ending the year at US$899 and US$1,250 per ounce respectively.

Weaker demand is leading a number of PGM producers to scale back production and to defer planned expansions.

Despite the current economic situation, the medium to long-term outlook for PGMs remains positive. Recent deferrals of capital projects are likely to lead to more severe supply-side constraints, while demand is expected to improve in line with economic conditions and in response to the stimulus packages introduced by major countries, the tightening of emissions legislation globally and increased penetration of diesel powered vehicle in Europe and, in particular, the US.

## Xstrata Copper summary

### Introduction

The Group is an integrated producer of copper metal and concentrate and is the world's fourth largest producer of mined copper with mining and processing operations in Argentina, Australia, Canada, Chile and Peru.

### Reserves and resource base

For details of Xstrata Copper's current published attributable copper reserve and resource base at each operation and project as at 30 June 2008, refer to Part X — "Summary Ore Reserves and Mineral Resources Information".

### Production

The tables below set out the total mine and attributable production and attributable smelter and refinery production of Xstrata Copper for the years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| | | | Year ended 31 December | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | 2006 | | 2007 | | 2008 | |
| Copper production[(1)] | Type of mine | The Group's attributable interest (%) | Mine production[(3)] | Attributable production[(3)] | Mine production[(3)] | Attributable production[(3)] | Mine production | Attributable production |
| | | | (Tonnes) | | | | | |
| Mount Isa | UG | 100 | 194,135 | 194,135 | 172,552 | 172,552 | 151,577 | 151,577 |
| Ernest Henry Mine | OC | 100 | 83,968 | 83,968 | 95,846 | 95,846 | 110,890 | 110,890 |
| Bajo de la Alumbrera[(2)] | OC | 50 | 180,144 | 90,072 | 180,223 | 90,112 | 156,893 | 78,447 |
| Kidd Creek | UG | 100 | 50,405 | 50,405 | 46,615 | 46,615 | 42,723 | 42,723 |
| Lomas Bayas | OC | 100 | 64,312 | 64,312 | 61,401 | 61,401 | 59,134 | 59,134 |
| Collahuasi | OC | 44 | 440,020 | 193,609 | 452,036 | 198,896 | 464,356 | 204,317 |
| Antamina Copper | OC | 33.75 | 384,222 | 129,675 | 329,917 | 111,347 | 343,695 | 115,997 |
| Tintaya | OC | 100 | 115,047 | 115,047 | 119,784 | 119,784 | 110,895 | 110,895 |
| **Total Xstrata Copper** | — | — | **1,512,253** | **921,223** | **1,458,374** | **896,553** | **1,440,163** | **873,979** |

Definitions
OC = open-cut, UG = underground

Notes:

(1) See "Presentation of information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

(2) The Group has a 50% interest in the mine's operating company, Minera Alumbrera Limited. Of the remaining 50% interest in Minera Alumbrera Limited, Goldcorp Inc. and Yamana Gold Inc. hold 37.5% and 12.5% respectively.

(3) These production figures refer to contained copper, produced from ore (excluding reprocessed slag).

| Attributable smelter and refinery production[1] | Year ended 31 December | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| | | *(Tonnes)* | |
| Mount Isa copper smelter (anode) | 212,721 | 217,907 | 236,210 |
| Townsville refinery (refined) | 209,188 | 231,959 | 266,517 |
| Horne (anode) | 184,989 | 177,289 | 171,483 |
| CCR refinery (refined) | 368,319 | 319,552 | 344,809 |

Notes:

(1) These production figures refer to contained copper.

## Financial information

The table below provides (a) the audited consolidated financial information in relation to Xstrata Copper for the year ended 31 December 2007 (which has been extracted without material amendment from the Xstrata consolidated financial information included in the Xstrata Annual Report and Accounts 2007), and (b) unaudited selected summary financial information in relation to Xstrata Copper for the six months ended 30 June 2008 (which has been extracted without material amendment from the Xstrata plc Half-Yearly Report 2008):

| Xstrata Copper | Year ended 31 December 2007 | | Unaudited six months ended 30 June 2008 | |
|---|---|---|---|---|
| | | As a percentage of the Group | | As a percentage of the Group |
| | *US$m* | *(%)*[3] | *US$m* | *(%)*[3] |
| Revenue | 12,794 | 44.8 | 7,447 | 46.3 |
| EBITDA (before non-trading items)[1][2] | 4,987 | 45.9 | 2,676 | 47.1 |
| EBIT (before non-trading items)[1][2] | 4,163 | 47.4 | 2,246 | 49.8 |

Notes:

(1) Includes minority interests, but excludes share of results from associates.

(2) IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see "Important Information — Presentation of financial information".

(3) As a percentage of Xstrata's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

## Mining, smelting and refining operations

Xstrata Copper is an integrated producer of copper metal and concentrate. The Group operates:

- an integrated division in Queensland, Australia comprising the Ernest Henry copper-gold mine and the Mount Isa copper mine, the Mount Isa copper smelter and the Townsville copper refinery;
- mines and processing facilities in three countries in South America:
    - in Argentina, with the Bajo de la Alumbrera copper-gold mine and associated processing facilities;
    - in Chile, with the Lomas Bayas mine and solvent extraction-electrowinning ("SX-EW") refinery and the Altonorte copper smelter; and
    - in Peru, with the Tintaya copper mine and processing facilities (including an SX-EW refinery); and
- the Kidd Creek copper-zinc mine, the Horne copper smelter, the Canadian, Copper and Recycling ("CC&R") refinery, the Kidd Creek Metallurgical Division (which includes mineral processing facilities, a copper smelter, a copper refinery and a zinc plant) in Canada and two recycling facilities in the United States.

In addition, the Group owns:

- a 44% interest in Compania Minera Dona Inés de Collahuasi S.C.M. ("Collahuasi"), an independent company which owns the mining and water rights and other assets comprising the Collahuasi operation in Chile. Anglo American also holds a 44% interest in Collahuasi and a Japanese consortium holds the remaining 12%; and

- a 33.75% beneficial interest in the Antamina copper-zinc mine in Peru with the other beneficial owners comprising BHP Billiton with 33.75%, Teck Cominco with 22.5% and Mitsubishi Corporation with 10%.

Xstrata Copper markets copper cathodes directly to producers of industrial products from Xstrata Copper's CC&R refinery and the Kidd Creek refinery, the Townsville refinery, the Tintaya operations and the Lomas Bayas operations.

Sales of copper metal cathodes in the year ended 31 December 2008 were made to 30 customers in 8 countries. Approximately 53% of Xstrata Copper's sales of copper metal in the year ended 31 December 2008 were made in North America, with the balance sold in Europe and Asia. Xstrata Copper's Chilean copper smelter, Altonorte, operations produced approximately 290,000 tonnes of copper anodes that were sold in Canada, Chile, Europe and Asia.

Copper production is dependent on mine supply from integrated and third party sources as well as secondary recycled materials sourced globally from third parties. For the year ended 31 December 2008, 81.8% of the Horne smelter's, 59.7% of the Altonorte smelter's and 36.7% of the Kidd Creek Metallurgical Division's primary feed stocks came from non-related third parties. In addition, approximately 14.6% of the Horne smelter's feed tonnage came from recycled electronics and other copper and precious metal bearing secondary materials, which were sourced from third parties. Antamina copper concentrates are sold to customers globally. See Part II — "Information on the Xstrata Group — Relationship with Glencore — Commercial relationship — Xstrata Copper".

### Projects and developments

As indicated in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", given current market conditions the Group has deferred a considerable portion of planned 2009 capital expenditures to later years and is keeping all projects under review pending a recovery in market prices.

#### *Argentina — El Pachon*

A pre-feasibility study into the development of the El Pachon project was completed in the first half of 2008.

A decision on proceeding to the final feasibility study stage has been deferred pending the outcome of negotiations with the Argentine government with respect to the fiscal regime for the project and given the current economic circumstances.

#### *Canada — Kidd Creek*

The Kidd Creek mine is a relatively high cost operation and, as a result of current market conditions, Xstrata Copper is evaluating on an ongoing basis whether it may be necessary to implement some form of operational restructuring or curtailment or suspension of operations should the economic environment worsen.

#### *Australia — Ernest Henry*

Xstrata Copper is continuing with a feasibility study into the exploitation of the depth extension of the Ernest Henry mineralisation below the existing open pit, with results expected during the first half of 2009. This study is assessing the potential to continue operations at Ernest Henry beyond the open pit at production levels of approximately half the current capacity. An underground decline is currently being mined off the main ramp of the Ernest Henry pit as part of this evaluation.

#### *Chile — Collahuasi*

In the first half of 2008 approvals were secured to commit US$183 million for the construction of an enlarged primary crusher/conveyor system to increase the ore delivery rate from the main Rosario pit to the concentrator to 170,000 tonnes per day, as part of Collahuasi's phase 1 expansion strategy to increase annual copper production capacity to 600,000 tonnes from 2010 and then sustain it at that level. In January 2008, Collahuasi announced a 28% increase in total estimated mineral resources to 5.19 billion tonnes. Capitalising on this huge and expanding mineral resource base, conceptual studies were initiated to examine the potential for a second stage expansion to more than one million tonnes per annum of copper by 2014. Given current market conditions, however, the Group has deferred further discretionary expenditures in 2009 on this second stage expansion.

### *Chile — Lomas Bayas and Altonorte*

The Lomas Bayas expansion project, designed to increase production by 15% to 75,000 tonnes per annum, was completed during 2008 and full production will be reached in the first quarter of 2009. Xstrata is monitoring the Lomas Bayas operations on an ongoing basis, to determine whether at any point the economic environment is such that operations should be suspended and the mine be put on care and maintenance. The Altonorte phase IV expansion to 1.2 million tonnes per annum of smelter feed, comprising the construction of the new acid plant, was completed and commissioned successfully in the fourth quarter of 2008. The feasibility study to double molybdenum roasting capacity to 28,000 tonnes and to construct a leaching facility to enable the processing of higher copper-content molybdenum concentrates has recently been put on hold due to the weak economic environment.

### *Chile — El Morro*

In the second half of 2008, the formal approval process for the El Morro project was commenced following the finalisation of the Environmental Impact Assessment statement and its submission to the regulatory authorities. Public consultation as part of that formal process commenced in December 2008 although planned equipment expenditures have been deferred to beyond 2009.

### *Peru — Antamina*

Antamina's new pebble crusher circuit was commissioned in May 2008, completing an incremental expansion to the concentrator to increase throughput capacity by 10%. The full potential of the expansion will be realised when issues with the SAG mill's electrical motor are fully resolved.

In November 2008 Antamina published a 77% increase to its mineral reserve estimate, the equivalent of 325 million tonnes, including the results of 105,000 metres of drilling in 2006/07. These results have been included in the scope of a feasibility study into the expansion of the mine and processing facilities scheduled for completion in the first half of 2009.

### *Peru — Antapaccay*

A final feasibility study, managed jointly by Xstrata Copper and Bechtel Group Inc. ("Bechtel"), commenced during the first half of 2008 into the development of the Antapaccay deposit, 10 kilometres southwest of the Tintaya operation. The feasibility study, to be completed by mid-2009, contemplates a large-scale open pit mine with initial production of 80,000 tonnes per annum of copper in concentrate from a stand-alone concentrator, with commissioning expected to occur in 2012.

### *Peru — Las Bambas*

Xstrata Copper and Bechtel are also jointly managing a feasibility study into the development of the Las Bambas project, involving the development of three open pit mines feeding a central concentrator plant, with indicative copper production progressively increasing to in excess of 250,000 tonnes per annum by 2014. Planned 2009 expenditures have, however, been reduced given the current economic circumstances.

### *Philippines — Tampakan*

The Tampakan deposit is located on the southern Philippines island of Mindanao, approximately 65 kilometres north of General Santos City. An extended pre-feasibility study into the development of the deposit was concluded at the end of November 2008. The outcomes of the study are being considered by the funding joint venture partners. An additional round of trade-off and optimisation studies will be undertaken before a decision on the final feasibility study is taken.

Preparation of the environmental and social impact assessment in relation to the deposit is in the planning phase. Public consultation is scheduled to begin in the first half of 2009, although there are no committed capital expenditures in 2009 beyond those required for the optimisation studies and maintenance of baseline programmes.

***Papua New Guinea — Frieda River***

In January 2007, Xstrata Copper exercised its option to obtain a controlling interest in the Frieda River joint venture in Papua New Guinea. A second option remains in place for the purchase of a similar interest in the adjacent and high-grade Nena deposit. A scoping study, delivered in January 2008, has showed encouraging technical and commercial results.

In-fill drilling to improve confidence in the mineral resource inventory continued during the second half of 2008, with approximately 21,000 metres drilled during the course of the year. A new mineral resource estimate is expected to be available for publication in the first half of 2009. Metallurgical testwork and engineering studies also continued as part of an extended scoping study phase. A decision to launch a pre-feasibility study is expected in the first half of 2009.

### Sales and marketing

Concentrates from the Mount Isa and Ernest Henry operations that are not processed in the Mount Isa copper smelter are sold to Glencore International under a concentrate off-take agreement. Copper cathode from the Townsville refinery is sold to third parties in both the Australian market and the export market whilst copper cathode destined for the export market is sold to Glencore under an off-take agreement. See Part II — "Information on the Xstrata Group — Relationship with Glencore — Commercial relationship — Xstrata Copper".

Approximately 90% of the concentrate from Alumbrera (which is of high quality and consistency, and has a high gold value) is sold under smelter or trader frame contracts, with the remainder sold into the spot market. In 2002, Argentina imposed exchange control restrictions which required revenues from exports to be repatriated to Argentina and exchanged for Argentine pesos. However, pursuant to a decree issued on 27 February 2003, all mining companies which enjoyed "exchange control stability" between March 1991 and December 2001, which includes Alumbrera, are exempt from compliance with the exchange control restrictions.

Xstrata Copper also has sales and marketing activities based in Dubai in the United Arab Emirates, Toronto in Canada, Santiago in Chile, Townsville in Australia, Rosario in Argentina and San Jose and Cleveland in the United States. The primary functions of these sales and marketing operations include the purchase of custom concentrates and recycled materials and the sale of concentrates, blister, copper cathodes, precious metals and PGM and sulphuric acid, as well as refinery by-products.

## Xstrata Coal summary

### Introduction

On a managed basis, the Group is one of the world's largest producers of export thermal coal, one of the largest producers of export semi-soft coal and among the top five producers of export coking coal. Xstrata Coal produces a significant amount of coal for sale in the Australian and South African domestic markets from a portfolio of cost competitive mines. The Cerrejón operation, in which the Group holds a one-third interest, exports high-grade thermal coal principally to markets in Europe and the Americas.

Xstrata Coal's portfolio comprises interests in 19 operating coal mines in Australia, 10 operating coal mines in South Africa and the Cerrejón coal mine in Colombia. The Group focuses on the cost-effective production of thermal and coking coal for export and domestic use in electricity generation, coke making/steel production and industrial applications.

The purchasing power of the Australian and South African operations has enabled Xstrata Coal to negotiate a number of longer-term agreements for the purchase of goods and services that are required by the operations in those jurisdictions. The supplier base continues to be stable and Xstrata believes that Xstrata Coal has strong relationships with key suppliers in both Australia and South Africa, which should enable Xstrata to manage the ongoing challenge of accessing scarce supplies.

The Group holds most of its Xstrata Coal interests in mines through joint ventures, in which it generally holds a majority interest. Given the relationships between most of its joint venture partners and its customers, Xstrata believes that these joint ventures provide Xstrata Coal with a valuable link to its customer base.

The Group continues to place a priority on cost competitiveness and growth and has been actively involved in the consolidation of the coal industry in Australia and South Africa. Xstrata believes that there is scope for further consolidation of the Australian coal sector and continues to, and will continue to, consider acquisition opportunities (including acquisitions of interests in joint ventures) as they arise. During 2007, the Group acquired the minority interests in the Cumnock mine, the remaining 50% joint venture interest in the Narama mine and the Mangoola Project (formerly called Anvil Hill Project). It also assumed operational control of Austral. In February 2008, the Group gained control of Resource Pacific, an Australian company involved in the mining, processing and marketing of export grade coal which currently mines one of the largest identified semi-soft coking coal resources in the Hunter Valley, New South Wales. Xstrata Coal regularly reviews its coal holdings and from time to time may dispose of assets which are considered non-core or non-strategic.

Xstrata Coal's marketing strategy takes advantage of its substantial production volume of prime quality coals from a diversified asset base. Xstrata believes that Xstrata Coal's established relationships with coal buyers and its proven track record for stable supply will enable it to continue expanding sales of thermal coal to match future production levels. The ability to secure spot sales when required, including for lesser quality thermal coals and into diversified markets, is supported through Xstrata Coal's relationship with Glencore, a leading coal trader. See Part II — "Information on the Xstrata Group — Xstrata Coal summary — New South Wales operations — Sales and marketing of the New South Wales operations' coal", Part II — "Information on the Xstrata Group — Xstrata Coal summary — Queensland operations — Sales and marketing of the Queensland operations' coal", Part II — "Information on the Xstrata Group — Xstrata Coal summary — South African operations — Sales and marketing of the South African operations' coal", Part II — "Information on the Xstrata Group — Xstrata Coal summary — Colombian operations — Sales and marketing of Cerrejón's coal" and Part II — "Information on the Xstrata Group — Relationship with Glencore — Commercial relationship — Xstrata Coal".

The export marketing and logistics activities of Xstrata Coal, other than in respect of coal from the Cerrejón mine, are managed from its head office in Sydney for Australian coals and from its Zug and Johannesburg offices for South African coals. The export of coal from Australia and South Africa is subject to the Market Advisory Agreement between Xstrata Coal Marketing AG, Xstrata (Schweiz) AG and Glencore International. Cerrejón coal is marketed through CMC Coal Marketing Company Limited, which is owned by the three Cerrejón joint venture partners.

In December 2005, the Group and its joint venture partner were awarded the exclusive right to apply for a licence to develop the Donkin coal resource block in Cape Breton, Nova Scotia, Canada. The Group holds a 75% participating interest in the joint venture. The joint venture partner is Erdene Resource Development Corp ("Erdene") of Canada, with a 25% interest. The award of a special licence, in May 2006, allowed Xstrata Coal and its partner to evaluate the feasibility of mining the estimated 200 million tonne Donkin thermal and metallurgical coal resource. Work on the project has commenced, with the evaluation of the resource and the development of feasibility studies expected to take about two years to complete.

In February 2006, Xstrata, through its wholly-owned subsidiary Xstrata Coal Canada Limited ("Xstrata Coal Canada"), entered into an alliance agreement with Erdene, pursuant to which Xstrata Coal Canada subscribed for approximately 4.69% of Erdene's issued share capital. In September 2008, Xstrata Coal Canada increased its interest to 5.6%. Erdene is a Toronto-listed mineral exploration company with a significant profile and a large number of exploration projects in Mongolia, including coal and base metals. Xstrata Coal Canada has a first option to enter into a joint venture and earn a 75% interest in any coal opportunity in Mongolia identified by Erdene by funding all work through to completion of a feasibility study. Xstrata Coal Canada will also have the right to participate in other mineral development opportunities with Erdene and has the right to name a nominee to the board of directors of Erdene.

### Reserves and resource base

For details of Xstrata Coal's attributable coal reserve and resource base, broken down between the Australian, South African and Colombian operations, as at 30 June 2008, see Part X — "Summary Ore Reserves and Mineral Resources Information".

## Production

The tables below set out the total mine production and attributable production of Xstrata Coal broken down between the Australian, South African and Colombian operations for the years ended 31 December 2006 and 31 December 2007 and 31 December 2008:

| Total mine production(1) | Year ended 31 December 2006 | 2007 | 2008 |
|---|---|---|---|
| | | (Mt) | |
| New South Wales, Australia | 36.9 | 36.7 | 40.3 |
| Queensland, Australia | 24.4 | 25.9 | 26.0 |
| South Africa | 20.5 | 24.9 | 23.5 |
| Colombia | 28.5 | 29.6 | 31.2 |
| **Total Xstrata Coal** | 110.3 | 117.1 | 121.0 |

Notes:

(1) See "Important Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

| Attributable production(1) | Year ended 31 December 2006 | 2007 | 2008 |
|---|---|---|---|
| | | (Mt) | |
| New South Wales, Australia | 29.5 | 29.8 | 34.3 |
| Queensland, Australia | 14.4 | 15.6 | 15.7 |
| South Africa | 20.3 | 19.8 | 18.6 |
| Colombia | 9.5 | 9.9 | 10.4 |
| **Total Xstrata Coal** | 73.7 | 75.1 | 79.0 |

Notes:

(1) See "Presentation of information — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

The table below sets out consolidated and attributable production and sales data and average received export FOB coal prices, broken down between the Xstrata Group's Australian, South African and Colombian operations and commodity types, for the years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| | Year ended 31 December | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| | (Mt except as otherwise stated) | | |
| **Total consolidated production**(1)(2): | | | |
| Australian coking | 5.6 | 6.8 | 6.9 |
| Australian semi-soft coking | 5.3 | 6.4 | 5.3 |
| Australian thermal | 35.6 | 35.0 | 40.2 |
| South African thermal | 20.5 | 24.7 | 22.7 |
| Colombian thermal | 9.5 | 9.9 | 10.4 |
| **Total consolidated production** | 76.5 | 82.8 | 85.5 |
| **Total consolidated Australian sales**(2)(3): | | | |
| Australian coking export | 5.4 | 6.0 | 7.0 |
| Australian semi-soft coking export | 5.3 | 6.4 | 5.3 |
| Thermal export | 29.0 | 26.5 | 31.3 |
| Domestic | 7.6 | 7.5 | 8.2 |
| **Total consolidated Australian sales** | 47.3 | 46.5 | 51.8 |
| **Total consolidated South African sales**(2)(3): | | | |
| Thermal export | 13.2 | 13.7 | 12.3 |
| Thermal domestic | 7.1 | 11.2 | 11.7 |
| **Total consolidated South African sales** | 20.3 | 24.9 | 24.0 |
| **Total consolidated Colombian thermal sales** | 9.2 | 9.9 | 10.5 |
| **Attributable Australian sales**(3): | | | |
| Queensland coking export | 5.4 | 6.0 | 7.0 |
| New South Wales semi-soft coking export | 4.9 | 5.8 | 4.8 |
| Thermal export | 26.8 | 24.7 | 29.6 |
| Domestic | 7.3 | 7.5 | 8.1 |
| **Total attributable Australian sales** | 44.4 | 44.0 | 49.5 |
| **Attributable South African sales**(3): | | | |
| Thermal export | 11.2 | 11.0 | 9.8 |
| Thermal domestic | 6.2 | 9.1 | 9.3 |
| **Total attributable South African sales** | 17.4 | 20.1 | 19.0 |
| **Total attributable Colombian thermal sales** | 9.2 | 9.9 | 10.5 |
| Average received export FOB coal price: | | | |
| Queensland coking (US$/t) | 111.2 | 98.1 | 292.5 |
| New South Wales semi-soft coking (US$/t) | 68.0 | 62.5 | 157.5 |
| Australian thermal (US$/t) | 46.4 | 51.2 | 95.6 |
| South African thermal (US$/t) | 45.8 | 51.7 | 80.9 |
| Colombian thermal (US$/t) | 49.3 | 52.3 | 80.9 |

Notes:

(1) See "Important Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

(2) Consolidated production and sales are production and sales as reported in the Group's consolidated financial statements, before the elimination of minority interests. This excludes production and sales attributable to joint venturers in accordance with their proportionate interests in the relevant mine, but includes 100% of production from subsidiaries that the Group controls, irrespective of the Group's shareholding in that subsidiary.

(3) Other than South Africa, all sales data is ex-mine and therefore does not include sales of third party purchased coal. South Africa sales include purchase coal for blending with mine production. See "Important Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of sales amounts. Sales figures have been extracted without material amendment from Xstrata's management records.

## Financial information

The table below provides (a) the audited consolidated financial information in relation to Xstrata Coal for the year ended 31 December 2007 (which has been extracted without material amendment from the Xstrata consolidated financial information included in the Xstrata Annual Report and Accounts 2007), and (b) unaudited selected summary financial information for the six months ended 30 June 2008 (which has been extracted without material amendment from the Xstrata plc Half-Yearly Report 2008):

| Xstrata Coal | Year ended 31 December 2007 | | Unaudited six months ended 30 June 2008 | |
|---|---|---|---|---|
| | | As a percentage of the Group | | As a percentage of the Group |
| | *US$m* | *(%)*[3] | *US$m* | *(%)*[3] |
| Revenue[1] | 4,201 | 14.7 | 3,268 | 20.3% |
| EBITDA (before non-trading items)[1][2] | 1,194 | 11.0 | 1,340 | 23.5% |
| EBIT (before non-trading items)[1][2] | 690 | 7.8 | 1,036 | 22.3% |

Notes:

(1) Includes minority interests.

(2) IFRS does not define the measures EBITDA (before non-trading items) (being earnings before interest, tax, depreciation and amortisation and before non-trading items) or EBIT (before non-trading items) (being earnings before interest and tax and before non-trading items). For a description of how these amounts are derived, see "Important Information — Presentation of financial information".

(3) As a percentage of Xstrata's consolidated EBITDA (before non-trading items) and EBIT (before non-trading items) from continuing operations before common costs and income.

## Mining operations

### *Australian operations*

*Overview*

In the year ended 31 December 2008, Xstrata Coal's production in Australia, on a managed tonnage basis, was 66.3 Mt of coal, of which attributable production was 50 Mt. Managed export sales during this period amounted to 56.3 Mt (41.4 Mt attributable) and Xstrata believes that this represented approximately 22% of all coal exported from Australia (16% on an attributable export sales basis). Approximately 69% of Xstrata Coal's 2008 export sales from Australia for the year ended 31 December 2008 were thermal coal (71% on an attributable tonnage basis).

### *New South Wales operations*

*Overview*

The Group owns interests in 14 operating coal mines and a number of development projects, most of which are located in or close to the Hunter Valley of New South Wales. Of these 14 mines, 11 are predominantly export mines while the remaining three service the domestic power generators. Expansions currently underway at a number of these mines have increased managed production beyond 40 Mtpa. During 2007, Xstrata acquired the minority interests in the Cumnock mine, the remaining 50% joint venture interest in the Narama mine, the Anvil Hill (now called Mangoola) Project from Centennial Coal Limited and assumed operational control of Austral (the owner of the Tahmoor mine). In February 2008, the Group took control of Resource Pacific, the owner of the Newpac mine (now called Ravensworth Underground). The Group has an attributable interest of 14% in the operator of the Port Waratah Coal Terminal, located at the port of Newcastle, New South Wales and a consolidated interest of 35.6% in the Port Kembla Coal Terminal, located at the port of Wollongong, New South Wales.

*Mines*

The Group's principal operating coal mines in New South Wales are:

- the Bulga open-cut, Beltana and Baal Bone mines, which make up the Oakbridge Group;
- the West Wallsend and Westside mines, which make up the Macquarie Coal Joint Venture;
- the Liddell open-cut mine;

- the Cumnock mine;
- the Mount Owen complex, comprising the North and West pits and the recently commenced Glendell mine;
- the United mine;
- the Ulan Underground mine;
- the Narama and Ravensworth West mines, which make up the Ravensworth Group;
- the Tahmoor mine; and
- the Ravensworth Underground mine.

*Projects and developments*

As indicated in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", given current market conditions, the Group has deferred a considerable portion of planned 2009 capital expenditure to later years and is keeping all projects under review pending a recovery in market prices.

On 11 March 2008, Xstrata Coal announced it had received the necessary approvals to commence mining operations at the 4.5 million ROM tonnes per year Glendell open cut operation. Glendell has commenced operation with overburden removal and coal mining underway, recruitment of the workforce is continuing and infrastructure, plant and equipment orders are progressing well. The Mount Owen upgrade to the coal handling and preparation plant (the "CHPP") to allow processing of coal from the new Glendell pit was successfully commissioned one month ahead of schedule in the first half of 2008. The total capital cost of A$63 million (approximately US$66 million (as at 30 June 2008)) was under the original budget. Production has increased to design capacity and first coal from the boxcut contract at Glendell was produced in June 2008.

The Liddell expansion project involves the construction of the new Liddell CHPP, infrastructure and new train loading facilities. The new CHPP has been commissioned. The Liddell operation was successfully expanded from 4.5 Mtpa to 6.7 Mt per annual ROM on a managed basis.

A new longwall is due to start up at the Blakefield South project in the first half of 2010 at a capital cost of A$375 million (approximately US$239 million (as at 30 January 2009)). This mine is expected to replace production from the successful Beltana longwall operation.

Further work on the early stages of the development of the Mangoola Project (formerly called Anvil Hill Project) near Muswellbrook in the Hunter Valley will continue during 2009. However, final decisions as to the award of major construction and mine development contracts will only be made when the market strengthens.

*Sales and marketing of the New South Wales operations' coal*

For the year ended 31 December 2008, approximately 84% of the New South Wales attributable sales were to the export market. The New South Wales coal sales are diversified among most of the major power companies and steel mills in Japan, Korea, Mexico and Taiwan with sales also to Brazil, China, India and Europe when demand and prices support such sales. Xstrata Coal is currently one of Australia's largest suppliers of semi-soft coking coal and thermal coal to Japan, on a managed basis. Of all the New South Wales operations' coal sales in the first half of 2008, both domestic and export, on a managed tonnage basis, approximately 78% was sold for use in electric power generation, approximately 15% for use in steel mill applications and approximately 7% to general industry (which includes third parties that on-sell to various users).

In 2008, the New South Wales operations' six largest thermal coal customers represented, on a managed tonnage basis, approximately 55% of the New South Wales operations' total exported thermal coal sales while its six largest semi-soft coal customers purchased, on a managed tonnage basis, approximately 80% of the New South Wales operations' total exported semi-soft coal. The New South Wales operations are one of the largest suppliers to domestic power stations and Xstrata Coal continues to seek additional sales into this market.

The following table sets out the geographical breakdown of sales of Xstrata Coal's operating coal mines in New South Wales for the year ended 31 December 2008, on a managed tonnage basis:

| | Year ended 31 December 2008 |
|---|---|
| | *(Percentage of sales)* |
| Japan | 58% |
| Australia | 18% |
| Korea | 5% |
| Taiwan | 13% |
| Other | 6% |
| **Total** | 100% |

In 2008, the New South Wales operations sold, on a managed tonnage basis, approximately 80% of their total sales volume under coal supply agreements with terms extending beyond one year, either at fixed prices or on annually renewable terms. Japan, Australia and Taiwan remained the dominant markets in 2008.

Xstrata Coal expects to continue to sell a significant portion of its Australian coal under annually renewable and long-term supply agreements, particularly in Asia. However, a proportion of the global thermal coal trade will continue to be conducted in the short-term or spot market. Owing to the New South Wales operations' current product and market sales mix, and its planned increase in production over the medium-term, Xstrata believes that it is well positioned to secure sales opportunities as they emerge.

*Transport of the New South Wales operations' coal*

All coal exported by the New South Wales operations is transported to port by rail. Pacific National Limited and QR National provide the New South Wales mines with all freight services. Rail freight contracts are negotiated by producers individually, rather than on an industry basis.

Coal from Xstrata's Hunter Valley operations is exported through the Port Waratah Coal Terminal. The terminal facility is owned and operated by Port Waratah Coal Services Limited. Coal from Baal Bone and Tahmoor is exported through the Port Kembla Coal Terminal which is operated by Port Kembla Coal Terminal Ltd. Domestic coal is transported to power stations by a combination of rail, truck and conveyor.

***Queensland operations***

*Overview*

Xstrata Coal manages the Oaky Creek, Newlands-Collinsville-Abbot Point ("NCA") and Rolleston joint ventures and the Wandoan Project. All of the operating coal mines and projects of material value are located in the Bowen Basin, Queensland with the exception of the Wandoan project, which is located in the Surat Basin.

In the year ended 31 December 2008, Xstrata Coal's production in Queensland, on a managed tonnage basis, was approximately 26.0 Mt of coal, approximately 86% of which was exported. Approximately 39% of the Queensland operations' production was coking coal, approximately 48% was export thermal coal and the remaining 13% was supplied to the domestic market.

*Mines*

The Group's principal operating coal mines in Queensland are:

- Oaky Creek (Oaky Creek No. 1 and Oaky North);
- Newlands (open cut and underground) and Collinsville which make up NCA; and
- Rolleston.

As announced in December 2008, the Group has suspended long wall operations at Oaky Creek No.1, which represented approximately 36% of the Group's hard coking coal production in Queensland, in response to reduced demand. Xstrata will continue to invest in the Oaky Creek No.1 mine via the continuation of a development unit to ensure it is well positioned to respond quickly and resume operations when demand improves to an appropriate level.

*Projects and Developments*

The Wandoan Project is located in Queensland's Surat Basin and is planned as a 30Mtpa ROM operation yielding over 22Mtpa of export thermal coal. The pre-feasibility study for the Project was approved in 2008. The feasibility study will progress in 2009.

*Sales and marketing of the Queensland operations' coal*

Thermal coal is supplied to various customers in Europe and Asia, whilst North Queensland customers use Collinsville's thermal coal mainly for the generation of electricity. Domestic quality coking coal is supplied to the Bowen coke works, which is owned and operated by a subsidiary of Xstrata.

The joint venture with Sumisho Coal Australia Pty Ltd and Itochu Coal Resources Australia Pty Ltd that undertakes mining operations in Oaky Creek in Queensland's Bowen Basin (the "Oaky Creek Coal Joint Venture") produces premium quality coking coals for supply to major steel makers in Japan, other parts of Asia, Europe, North Africa, South Africa and South America. These markets are predominantly serviced under term contract arrangements.

The following table sets out the geographical breakdown of sales of the Queensland operations' mines for the year ended 31 December 2008, based on managed sales:

| | **Year ended 31 December 2008** |
|---|---|
| | *(Percentage of sales)* |
| Japan | 23 |
| Korea | 22 |
| Europe | 15 |
| India | 7 |
| Australia | 10 |
| Taiwan | 10 |
| Asia | 5 |
| Other | 8 |
| **Total** | 100 |

*Transport of the Queensland operations' coal*

Treated coal is transported by rail to the ports of Dalrymple Bay and Gladstone. The Oaky Creek Coal Joint Venture exports most of its product through the multi-user coal facility at Dalrymple Bay. The Oaky Creek Coal Joint Venture production can also be shipped through Gladstone which has similar loading capabilities to the Dalrymple Bay facility.

Coal from the Newlands and Collinsville Coal projects is transported by rail to various domestic customers and to the port of Abbot Point for export. Abbot Point is Australia's most northerly coal-shipping port. Abbot Point Bulkcoal Pty Ltd, a wholly-owned subsidiary of Xstrata, operates the port of Abbot Point on behalf of the Ports Corporation of Queensland. Coal from the Rolleston Joint Venture is unwashed and transported by rail to the port of Gladstone.

***South African operations***

*Overview*

The Group is South Africa's third largest exporter of thermal coal. In the year ended 31 December 2008, the Group's attributable production of coal from its South African mines was 18.6Mt and attributable sales were 19.6Mt Mt of which approximately 50% was exported. Xstrata believes that during 2008 Xstrata Coal produced approximately 20% of all thermal coal exported from South Africa and approximately 9% of all coal supplied to the South African market. The Group has an interest in 10 operating coal mines in South Africa.

The Group also has a 20.91% interest in the Richards Bay Coal Terminal. Xstrata believes the Group's economic interest in the Richards Bay Coal Terminal provides the South African operations with a strategic advantage due to the associated rights it has to use the coal loading facility. In 2007, the Richards Bay Coal Terminal confirmed an expansion programme to increase throughput capacity from 72 Mtpa to 91 Mtpa at a total project cost of

approximately ZAR1 billion, underwritten by the existing Richards Bay Coal Terminal shareholders. ARM Coal has been successful in obtaining an additional 3.2 Mtpa export capacity for the Goedgevonden project in this Phase V expansion of the Richards Bay Coal Terminal.

*Mines*

The 10 mines the Group manages in South Africa fall into five operating divisions:

- the Tweefontein Division, consisting of opencast and underground operations and three coal-handling preparation plants at Waterpan, Boschmans and Witcons;
- the iMpunzi Division, consisting of the iMpunzi opencast, iMpunzi underground and ATCOM mines. In December 2006, Xstrata acquired the minority interests in the ATCOM mines from Total Coal South Africa;
- the Southstock Division, consisting of opencast and underground mines;
- the Mpumalanga Division, consisting of the Tselentis and Spitzkop mines; and
- the Goedgevonden Division, consisting of the Goedgevonden mine.

The mines not operated by Xstrata Coal form part of the Douglas Tavistock joint venture (the "DTJV") with BHP Energy Coal South Africa (Pty) Ltd. ("BECSA"), and include the Douglas and Middelburg mines. In March 2008, the Group announced the restructuring of the DTJV. Pursuant to this, the Group will acquire and manage the mining of reserves approximately equivalent to its 16% share of the DTJV in an area known as ATCOM East, contiguous to its 100% owned ATCOM operations, and will also acquire approximately 16% of the major mobile equipment of the DTJV. There is effective separation of this operation from the DTJV from 1 July 2009.

The Group's major holdings are located within two of the major coalfields of South Africa — the Witbank and Ermelo Coalfields. All of the mines that Xstrata Coal operates as well as the Group's non-managed joint venture mines fall within the Witbank Coalfield with the exception of Tselentis and Spitzkop, which are in the Ermelo Coalfield. Production and planning across all Xstrata Coal's mines are co-ordinated to maximise exports whilst servicing the growing demand for coal for domestic use.

The South African operations use more labour-intensive mining techniques and less capital-intensive technology in multi-section mechanised underground operations than the Australian operations, because there are less complex mining conditions and the South African operations have access to a more cost-effective work force. The South African operations have demonstrated significant productivity improvements at a number of the mines over the last three years through the introduction of additional modern mining equipment technology, improving mine operating procedures and training of their employees. The South African operations are progressively transitioning to more larger scale and open cast operations.

The Group owns surface rights in freehold in respect of most of the mines falling within the Tweefontein, iMpunzi and Mpumalanga Divisions (see Part II — "Information on the Xstrata Group — Statutory authorisations, licences and concessions").

*Projects and developments*

As indicated in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", given current market conditions, the Group has deferred a considerable portion of planned 2009 capital expenditure to later years and is keeping all projects under review pending a recovery in market prices.

Progress has been made in the development of the Goedgevonden project, an open cut mine located in the Witbank coalfield, in the Mpumalanga province. Earthworks and civil engineering are nearing completion, the rail bridges are complete and the track laying has commenced. The CHPP and other infrastructure are under construction and the project is expected to be producing in the second quarter of 2009.

*Sales and marketing of the South African operations' coal*

The marketing of the South African operations' coal is managed through Xstrata Coal Marketing AG, with the exception of domestic sales and sales to certain African countries which are managed directly by the South African operations (other than domestic sales from the DTJV, which are managed by BECSA). Xstrata Coal Marketing AG

and Xstrata AG have entered into a Market Advisory Agreement with Glencore International in respect of the South African coal exports that it manages. For further information, see Part II — "Information on the Xstrata Group — Relationship with Glencore — Commercial relationship — Xstrata Coal".

On an air-dried basis, the export coals produced by the South African operations have a relatively low sulphur content and low moisture levels. The South African operations' coal produced for domestic customers generally has a higher sulphur and ash content and a comparatively lower calorific value than the South African operations' typical export product.

The South African operations' principal marketing strategy is to maximise sales of high margin export coal, using all of its Richards Bay Coal Terminal entitlement. The South African operations sell their incremental tonnage into the domestic market.

Of the South African operations' attributable sales of 19.6 Mt in 2008, approximately 50% was exported. The major market for exports was Europe, with the United Kingdom, Spain, Germany and France being the South African operations' largest European purchasers. Outside of Europe, India was the largest purchaser of the South African operations' coal production. Of the thermal coal exported by the South African operations in 2008, approximately 75% was sold for use in the power industry and the remainder mainly for use in either metallurgical or industrial applications such as the cement industry. The South African operations' eight largest export thermal coal customers represented approximately 69% of its total South African exports in 2008. Xstrata does not believe the South African operations are overly dependent upon any one customer.

The following table sets out the geographical breakdown of managed sales of the South African operations' mines for the year ended 31 December 2008:

| | **Year ended 31 December 2008** |
|---|---|
| | *(Percentage of sales)* |
| Europe and Mediterranean | 37 |
| South Africa | 50 |
| Other export | 13 |
| **Total** | 100 |

Of Xstrata Coal's South African attributable domestic sales of 9.8 Mtpa, approximately 69% was sold to Eskom, the South African state-owned electricity utility, during 2008, either directly or indirectly through third parties. The major domestic industrial consumers are the paper, sugar, chemical and metallurgical industries and municipal power stations. The South African operations supplied coal under management of approximately 9% of the domestic industrial market in 2008 (which excludes lower margin sales to Eskom for electricity generation and Sasol for the production of synthetic fuels and chemicals, and in which Xstrata Coal only has an approximate 6% market share).

In 2008, approximately 40% of Xstrata Coal's South African export sales were made under spot contracts, with the remaining sales being made under term coal supply agreements of one year or longer. In 2008, approximately 15% of Xstrata Coal's domestic sales were made under term contracts, the most significant being with Eskom for the Duvha Power Station, which runs until 2014 with an option to renew for two further 10-year periods.

*Transport of the South African operations' coal*

In 2008, all of the coal exported by Xstrata Coal's South African operations was loaded through the Richards Bay Coal Terminal. The terminal is capable of loading vessels of various sizes and is the only port facility in South Africa with capacity for substantial coal export volumes. For the year ended 31 December 2008 the throughput was approximately 61.7 Mt Mt. All coal that Xstrata Coal's South African operations export through the Richards Bay Coal Terminal is transported to the terminal by Transnet Freight Rail ("TFR"), the State-owned railway operator.

The Group has a 20.9% interest in the Richards Bay Coal Terminal, which is owned by seven coal-producing companies in South Africa including BECSA (a subsidiary of BHP Billiton) and Anglo Operations Limited (a subsidiary of Anglo American). It has a nominal capacity of 76 Mtpa; for the year ended 31 December 2008 the throughput was approximately 61.7 Mt. The South African operations of Xstrata are entitled to approximately 14.5 Mtpa, after deducting capacity allocated to non-shareholders who are primarily black empowered junior miners, and net entitlement transferred to the South African operations' two joint ventures.

*Mineral right applications and conversions*

Xstrata Coal South Africa ("XCSA"), the coal division of Xstrata South Africa, initially applied for 53 new order prospecting rights, of which 20 have been considered as high priority. 27 prospecting rights have been granted and notarially executed. In accordance with its exclusive right in terms of these high priority new order prospecting rights, XCSA has lodged 12 applications for new order mining rights which are currently being processed by the Department of Minerals and Energy ("DME"). XCSA has also applied for the renewal of 8 prospecting rights where it intends doing further exploration over the next three years. The balance of the initial applications (numbering 26) fall within the Mpumalanga, Northern Free State and Soutpansberg regions. Of these applications, 22 were refused by the DME including 10 located in the Soutpansberg region, are currently under administrative appeal. The Northern Free State applications (12 in total) have, however, formally been abandoned by XCSA and have reverted back to the State.

The balance of the initial applications (numbering 26) fall within the Mpumalanga, Northern Free State and Soutpansberg regions. Of these applications, 22 were refused by the DME and 10 are currently under appeal. The Northern Free State applications (12 in total) have, however, formally been abandoned by XCSA and have reverted back to the State.

With regard to the conversion of existing mining authorisations into new order mining rights, XCSA has implemented processes to address, and is making real progress in, the transformational issues required by the legislation and associated black empowerment charter for the mining industry, including human resource development and employment equity issues, housing and nutrition, migrant labour and procurement from HDSAs. To satisfy the requirement that 15% of the industry be owned by HDSAs by 2009 and 26% of the industry be owned by HDSAs by 2014, XCSA entered into an agreement with ARM in February 2006, which completed on 24 August 2006. See "Risk factors — Risks relating to the business of the Enlarged Xstrata Group - Australian native title and South African and Canadian land claims" and "Risk factors — Legislative Risk Factors relating to the Group — South African MPRDA and Empowerment Charter".

***Colombian operations***

*Overview*

The Cerrejón mining operation is a privately-owned, independently-managed joint venture, in which each of BHP Billiton, Anglo American and Xstrata has a one-third indirect interest.

Cerrejón is one of the largest open pit coal mining operations in the world, with a saleable reserve base in excess of 818 Mt as at 31 December 2007. The business is involved in the exploration, production, transportation and shipment of high-grade thermal coal, mined at Cerrejón's deposits, to markets principally in Europe and the Americas.

Located in the North-Eastern part of Colombia adjacent to the Venezuelan border, Cerrejón is well-positioned to supply the import markets of Europe and the Eastern and Gulf Coasts of the United States. Total current infrastructure capacity is estimated to be approximately 32 Mtpa and, in the year ended 31 December 2008, Cerrejón produced approximately 31.2 Mt of export thermal coal, predominantly for the European and American power generation markets.

Coal produced at Cerrejón benefits from relatively low ash content (approximately 8.2%), a low sulphur dioxide emissions profile and high calorific value, making it ideal for power generation.

*Projects and developments*

Feasibility studies into an expansion of annual capacity to 40 million tonnes at Cerrejón are expected to be completed by the second quarter of 2009.

*Sales and marketing of Cerrejón's coal*

Coal produced at Cerrejón is exported to markets principally in Europe and the Americas. Competition in these markets is largely on the basis of price. Cerrejón competes with numerous suppliers of thermal coal. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which Cerrejón operates.

CMC Coal Marketing Company Limited markets coal from Cerrejón.

*Transport of Cerrejón's coal*

The mine is linked by rail to the export ocean terminal at Puerto Bolívar on the Caribbean coast. Puerto Bolívar is one of the largest export coal ocean terminals in Latin America.

*Litigation and indemnities*

Cerrejón is engaged in the following litigation which may have a significant effect on Cerrejón and/or on Cerrejón's financial position or profitability:

- *Unpaid royalties.* There is a popular (class) action alleging that two of the Cerrejón Operating Companies have not paid due and proper mining royalties on the coal they have produced. The amount of damages sought is approximately US$33 million; and
- *Privatisation of Cerrejón Zona Norte.* Popular Actions 1029, 1032 and 1048 have been made against Cerrejón Zona Norte and others relating to the privatisation sale of the Colombian State's interest in Cerrejón Zona Norte. The three popular actions made similar arguments asserting that the privatisation is null and void and claiming damages. Popular Actions 1029 and 1048 have now been dismissed by the Colombian Courts meaning that Popular Action 1032 is the only one still ongoing. The amount of damages sought pursuant to Popular Action 1032 is approximately US$1.5 billion.

Based on its external legal advice, Cerrejón considers that it is not likely that any liability will result from the above claims, which are being and will be vigorously defended by Cerrejón. Under the terms of the Sale and Purchase Agreement between Xstrata and Glencore, Glencore, as vendor, agreed to indemnify Xstrata for these claims.

Under the Cerrejón Acquisition Agreement, the Cerrejón Vendors have agreed to indemnify the Cerrejón Purchasers in respect of losses arising out of the claims referred to above. The Cerrejón Vendors have no liability under the indemnity for unpaid 2002 income tax unless the amount claimed by the Cerrejón Purchasers exceeds US$3.5 million. The Cerrejón Vendors have no liability in respect of the claims described above for unpaid mining royalties and the claims relating to the privatisation of Cerrejón Zona Norte and its successors, or certain environmental and health claims by the inhabitants of certain areas where Cerrejón operates, unless the amount of the liability of the Cerrejón Vendors exceeds US$2 million.

## Xstrata Nickel summary

### Introduction

The Group is one of the largest producers of nickel in the world and also one of the largest recyclers and processors of nickel and cobalt-bearing materials. Xstrata Nickel's operations include mines and processing facilities in Australia, Canada, Norway and the Dominican Republic.

Pursuant to sole distributorship agreements entered into in April 2007 all of Xstrata Nickel's production of nickel and ferronickel has been sold to Glencore. See Part II — "Information on the Xstrata Group — Relationship with Glencore — Commercial Relationship — Xstrata Nickel summary".

### Reserves and resource base

For details of Xstrata Nickel's attributable nickel and copper reserve and resource base as at 30 June 2008, see Part X — "Summary Ore Reserves and Mineral Resources Information".

## Production

The table below sets out the total mine production and attributable production of Xstrata Nickel for the years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| Total mine production[1] | Year ended 31 December 2006[3] | 2007[3] | 2008 |
|---|---|---|---|
| | | *(Tonnes)* | |
| Mined nickel[2] | 81,400 | 81,200 | 73,300 |
| Refined nickel | 111,600 | 116,700 | 107,500 |
| Mined copper[2] | 33,200 | 31,400 | 27,700 |

Notes:

(1) See "Important Information — Ore reserve and mineral resource reporting — Basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

(2) Contained metal in concentrates.

(3) The 2006 and 2007 information does not include the production information from the Group's Xstrata Nickel Australasia operations (formerly Jubilee) which were acquired in February 2008.

| Attributable production[1] | Year ended 31 December 2006[2] | 2007[2] | 2008 |
|---|---|---|---|
| | | *(Tonnes)* | |
| Mined nickel[2] | 77,000 | 76,900 | 70,500 |
| Refined nickel | 107,300 | 112,400 | 104,700 |
| Mined copper[2] | 33,200 | 31,400 | 27,700 |

Notes:

(1) See "Important Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

(2) The 2006 and 2007 information does not include the production information from the Group's Xstrata Nickel Australasia operations (formerly Jubilee) which were acquired in February 2008.

## Financial information

The table below provides (a) the audited consolidated financial information in relation to Xstrata Nickel for the year ended 31 December 2007 (which has been extracted without material amendment from the Xstrata consolidated financial information included in the Xstrata Annual Report and Accounts 2007), and (b) unaudited financial information in relation to Xstrata Nickel for the six months ended 30 June 2008 (which has been extracted without material amendment from the Xstrata plc Half-Yearly Report 2008):

| Xstrata Nickel | Year ended 31 December 2007 | | Unaudited six months ended 30 June 2008 | |
|---|---|---|---|---|
| | | As a percentage of the Group | | As a percentage of the Group |
| | *US$m* | *(%)*[3] | *US$m* | *(%)*[3] |
| Revenue[1] | 5,252 | 18.4 | 2,101 | 13.0% |
| EBITDA (before non-trading items)[1],[2] | 2,577 | 23.7 | 729 | 12.8% |
| EBIT (before non-trading items)[1],[2] | 2,172 | 24.7 | 491 | 10.8% |

Notes:

(1) Includes minority interests.

(2) IFRS does not define the measures EBITDA (before exceptional items) (being earnings before interest, tax, depreciation and amortization and before non-trading items) or EBIT (before exceptional items) (being earnings before interest and tax and before exceptional items). For a description of how these amounts are derived, see "Important Information — Presentation of financial information".

(3) As a percentage of Xstrata's consolidated EBITDA (before exceptional items) and EBIT (before exceptional items) from continuing operations before common costs and income.

## Mining Operations

The Group's mining operations are located in Australia, Canada and the Dominican Republic.

### *Australian operations*

In Australia, the Group owns and operates the Cosmos Nickel Project in the Mt Keith-Leinster region of Western Australia and its wholly-owned Sinclair Nickel Project located 100 kilometres to the south. The Cosmos Nickel Mine is in the heart of one of Australia's most prospective and historically productive nickel sulphide regions, which hosts deposits such as Mt Keith, Yakabindie, Honeymoon Well, Perseverance and Rocky's Reward at Leinster. To date, five high-grade massive nickel sulphide deposits have been discovered within the vicinity of the Cosmos Nickel operation, namely the Cosmos, Cosmos Deeps, Alec Mairs, Prospero and Tapinos deposits. Production for the operation to date has been sourced from the Cosmos, Cosmos Deeps, Alec Mairs Complex, Tapinos deposits, with future production expected to be sourced from the Prospero deposit and the AM5 discovery. Sinclair Nickel Project commissioning continues, and the project's ramp up schedule is under review particularly given the current market conditions.

Metal in concentrates produced for the period from 1 February 2008 to 31 December 2008 totalled 7,610 tonnes of nickel, 303 tonnes of copper and 120 tonnes of cobalt, and total ore milled in the period was 262,857 tonnes.

### *Canadian operations*

In Canada, the Group has three operations:

- the Montcalm mine and milling operation: in the year ended 31 December 2007 Montcalm mined and milled 940,853 tonnes grading 1.34% nickel and 0.66% copper and in the year ended 31 December 2008, 927,158 tonnes grading 1.20% nickel and 0.65% copper;
- the Raglan mine and milling operation: Raglan's annual production capacity is 1.3 million tonnes of ore milled per year. Metal in concentrates produced for the year ended 31 December 2007 totalled 26,059 tonnes of nickel, 6,729 tonnes of copper and 523 tonnes of cobalt and for the year ended 31 December 2008, totalled 25,873 tonnes of nickel, 6,402 tonnes of copper and 512 tonnes of cobalt. Total ore milled in the year ended 31 December 2007 was 1,153,582 tonnes and for the year ended 31 December 2008 was 1,300,133 tonnes; and
- the Sudbury mines and milling operations: three underground nickel/copper mines are operated in the Sudbury area (the Craig, Fraser and Lindsley mines). Metal in concentrates produced during 2007 amounted to 15,909 tonnes of nickel, 19,253 tonnes of copper and 485 tonnes of cobalt and for the year ended 31 December 2008, amounted to 12,135 tonnes of nickel, 15,907 tonnes of copper and 371 tonnes of cobalt. Total ore milled at Sudbury for the year ended 31 December 2007 was 2,177,105 tonnes and for the year ended 31 December 2008, was 1,914,763 tonnes. The Strathcona mill has a capacity of approximately 8,500 tonnes of ore per day. The copper concentrate from the Strathcona mill is delivered to Xstrata Copper's Kidd Creek Metallurgical Division. In the year ended 31 December 2007 this concentrate contained 19,281 tonnes of copper and in the year ended 31 December 2008, contained 17,613 tonnes of copper. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

On 13 November 2008 Xstrata Nickel announced plans to cease operations at the Craig and Thayer — Lindsley nickel mines in the Sudbury area ahead of plan, both of which are approaching the end of their productive lives. This initiative accelerates the transition from older mines to lower cost operations. Consistent with this initiative, and given the current market conditions, the Fraser Mine and Fraser Morgan are under review.

### *Dominican Republic operations*

In the Dominican Republic, the Group owns 85.26% of Falcondo, which holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel. The other shareholders of Falcondo are the Government of the Dominican Republic (approximately 10%), Franco-Nevada Corporation (approximately 4.1%) and various individuals (the remainder). In December 2008, the Falcondo operations were placed under care and maintenance due to weak market conditions.

## Smelting and refining operations

The Group's smelting and refining operations are located in Canada, the Dominican Republic and Norway.

### *Canadian operations*

In Canada, nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan and Montcalm concentrates and custom feed from other sources. The Sudbury smelter has the capacity to produce approximately 130,000 tpa of matte. The matte produced is transported to the Nikkelverk refinery in Norway for further processing. The Sudbury smelter's output for the year ended 31 December 2007 from all sources was 67,576 tonnes of nickel, 21,978 tonnes of copper and 2,498 tonnes of cobalt and for the year ended 31 December 2008 was 64,906 tonnes of nickel, 17,811 tonnes of copper and 2,648 tonnes of cobalt. Sulphuric acid produced as a result of smelting activity in Sudbury was 322,503 tonnes in the year ended 31 December 2007 and for the year ended 31 December 2008, was 307,293 tonnes.

### *Dominican Republic operations*

In the Dominican Republic, the ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tpa of nickel contained in ferronickel. Falcondo's production of nickel in ferronickel for the year ended 31 December 2007, was 29,130 tonnes and for the year ended 31 December 2008 was 18,782 tonnes. As noted above, in December 2008, Xstrata Nickel announced that it was placing its Falcondo operations under care and maintenance due to weak market conditions.

### *Norwegian operations*

In Norway, the Group's smelting operations centre on the wholly-owned Nikkelverk refinery and a sulphuric acid plant. The refinery has an annual capacity of approximately 90,000 tonnes of nickel, 39,000 tonnes of copper and 5,200 tonnes of cobalt. The sulphuric acid plant's capacity is approximately 115,000 tpa of sulphuric acid. For the year ended 31 December 2007, the refinery produced 87,590 tonnes of nickel, 34,212 tonnes of copper, 3,939 tonnes of cobalt, 104,827 tonnes of sulphuric acid and 508,512 ounces of PGMs. For the year ended 31 December 2008, the refinery produced 88,741 tonnes of nickel, 37,027 tonnes of copper, 3,719 tonnes of cobalt, 106,252 tonnes of sulphuric acid and 525,353 ounces of PGMs.

### *Other operations*

Xstrata Nickel International Limited ("XNI") has entered into long-term agreements with Bamangwato Concessions Limited ("BCL") and Centametall AG to treat complex nickel/copper matte from BCL's smelter in Botswana. Under the agreements, XNI receives approximately 20,000 to 25,000 tonnes of nickel in matte per year. Mattes from the Sudbury smelter and from BCL (which represented approximately 35% of all nickel treated at the Nikkelverk refinery in direct refinery custom feeds in the year ended 31 December 2007 and approximately 28% in the year ended 31 December 2008) were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the year ended 31 December 2007 and the year ended 31 December 2008.

In addition to these smelting operations, XNI is responsible for managing the Integrated Nickel Operations' custom feed business outside Canada. Custom feed, or third party primary smelter mine production (concentrate), primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury smelter and the Nikkelverk refinery. In the year ended 31 December 2007, the Sudbury smelter's output from all third party feeds included 18,767 tonnes of nickel, 9,749 tonnes of copper and 1,506 tonnes of cobalt and for the year ended 31 December 2008, included 22,476 tonnes of nickel, 7,186 tonnes of copper and 1,884 tonnes of cobalt.

In the year ended 31 December 2007, custom feed represented approximately 40% of the nickel, 64% of the copper, and 73% of the cobalt output at the Nikkelverk refinery compared with approximately 52% of the nickel, 69% of the copper and 75% of the cobalt output for the year ended 31 December 2008.

## Sales and marketing

In March 2007, Xstrata Nickel entered into sole distributorship agreements with Glencore for its nickel, cobalt and ferronickel production. See Part II "Information on the Xstrata Group — Relationship with Glencore — Commercial relationship — Xstrata Nickel summary".

## Projects and developments

As indicated in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", given current market conditions, the Group has deferred a considerable portion of planned 2009 capital expenditure to later years and is keeping all projects under review pending a recovery in market prices.

### *Koniambo Project*

During 2008, the Koniambo Nickel project in New Caledonia continued to advance with a number of large construction contracts awarded, including the module construction programme, power station, equipment, technology packages, mass earthworks and dredging. 2008 expenditures were US$900 million out of a total project budget of US$3.85 billion. With capital conservation a priority for 2009, resequencing activities at Koniambo are underway, resulting in reduced capital expenditures in 2009. As a result of the resequencing, the Koniambo implementation timeline has changed, with the first ore planned to be processed during 2012 and target ramp up expected to reach full annual production of 60,000 tonnes of nickel in ferronickel within the following two years. The Group has undertaken these activities in consultation with its joint venture partner and local authorities.

### *Kabanga Nickel*

Xstrata Nickel has a 50:50 joint venture with Barrick Gold Corporation over the Kabanga Project in Tanzania. Indicated resources at Kabanga are estimated at 23.2 million tonnes at 2.64% nickel and an additional 28.5 million tonnes of inferred resources at 2.80% nickel, at a 1% nickel cut off grade. A feasibility study and additional resource definition is planned, but further development is likely to be deferred given current market conditions.

### *Araguaia*

The Araguaia Project is located in the north-western Brazilian state of Para. Mineral resources include a measured resource of 16.1 million tonnes at 1.45% nickel, an indicated resource of 88.6 million tonnes at 1.3% nickel and an inferred resource of 37.6 million tonnes at 1.3 % nickel, at a 1% nickel cut off grade. Drilling has now been completed. Engineering studies of the project at the scoping study level are still ongoing and environmental baseline evaluations have commenced, although further development is being deferred given current market conditions.

### *Nickel Rim South*

The Nickel Rim South project in the Sudbury basin remains on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009, equivalent to approximately 7,400 tonnes of nickel. The project's first phase, budgeted at C$627 million (approximately US$517 million) was completed in December 2008. Phase 1 included construction of the main and vent shafts, which were completed without a lost-time injury, on time and within budget. Remaining project capital of C$300 million (approximately US$270 million) to complete mine development and infrastructure commenced in 2008 and will continue through 2009 and early 2010. Nickel Rim South is expected to provide a high-value ore feed for more than 15 years and significantly reduce Sudbury's unit costs and will play a key role in transforming Xstrata Nickel's Sudbury operations.

### *Fraser Morgan*

Mine production at Fraser Morgan in the Sudbury area, subject to an ongoing review underway given the current market conditions, is scheduled to begin in 2010, potentially ramping up to full production within the following two years of an estimated 7,700 tonnes of refined nickel with a mine life of eight years. Total project capital expenditure is expected to be US$268 million.

### *Raglan*

The scoping study for the high-grade Zone 5/8, the largest mineralised zone in Raglan's history, is complete. An extension to the mine's permanent accommodation complex and the rehabilitation of the Deception Bay wharf were completed in 2008. Further development is likely to be deferred given current market conditions.

## Xstrata Zinc summary

### Introduction

The Group is one of the world's largest producers of zinc with zinc smelting operations in Spain, Germany and Canada, interests in four operating mines, a mine project and a lead smelter in Australia, a lead refining plant in the United Kingdom, interests in the Antamina copper and zinc mine in Peru and two zinc mines, a lead smelter, a refinery and a minority interest in a zinc smelter in Canada.

### Reserves and resource base

For details of Xstrata Zinc's attributable zinc reserve and resource base as at 30 June 2008, see Part X — "Summary Ore Reserves and Mineral Resources Information".

## Production

The tables below set out the mine, smelter and refinery production of Xstrata Zinc broken down between the Group's mines, smelters and refineries for the years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| Mines | | | Attributable interest (% ) | Year ended 31 December 2006 Total mine(1) production | Year ended 31 December 2006 Attributable(1) production | Year ended 31 December 2007 Total mine(1) production | Year ended 31 December 2007 Attributable(1) production | Year ended 31 December 2008 Total mine(1) production | Year ended 31 December 2008 Attributable(1) production |
|---|---|---|---|---|---|---|---|---|---|
| Mount Isa | | | 100 | | | | | | |
| Including George | | | | | | | | | |
| Fisher-Hilton | Zinc | t | | 209,914 | 209,914 | 226,529 | 226,529 | 283,063 | 283,063 |
| North and South | Lead | t | | 108,590 | 108,590 | 104,381 | 104,381 | 140,023 | 140,023 |
| | Silver | Koz | | 6,273 | 6,273 | 7,533 | 7,533 | 10,197 | 10,197 |
| McArthur River | | | 100 | | | | | | |
| | Zinc | t | | 135,538 | 135,538 | 137,737 | 137,737 | 142,460 | 142,460 |
| | Lead | t | | 30,089 | 30,089 | 33,040 | 33,040 | 36,560 | 36,560 |
| | Silver | Koz | | 1,149 | 1,149 | 1,184 | 1,184 | 1,282 | 1,282 |
| Brunswick Mine | | | 100 | | | | | | |
| | Zinc | t | | 271,838 | 271,838 | 251,795 | 251,795 | 242,478 | 242,478 |
| | Lead | t | | 79,431 | 79,431 | 70,117 | 70,117 | 70,406 | 70,406 |
| | Silver | Koz | | 3,689 | 3,689 | 3,737 | 3,737 | 3,888 | 3,888 |
| Antamina Mine | | | 33.75 | | | | | | |
| | Zinc | t | | 156,120 | 52,691 | 291,701 | 98,449 | 347,796 | 117,381 |
| Lennard Shelf | | | 50 | | | | | | |
| | Zinc | t | | 42,090 | 21,045 | 21,045 | 21,045 | 30,770 | 15,385 |
| | Lead | t | | 12,394 | 6,197 | 6,197 | 6,197 | 9,014 | 4,507 |
| Perseverance | | | 100 | | | | | | |
| | Zinc | t | | — | — | — | — | 60,265 | 60,265 |
| Smelters and refineries | | | | | | | | | |
| Mount Isa Lead | | | | | | | | | |
| Smelter | | | 100 | | | | | | |
| Lead in Bullion | | t | | 118,311 | 118,311 | 125,572 | 125,572 | 166,186 | 166,186 |
| Silver in Bullion | | Koz | | 6,273 | 6,273 | 7,533 | 7,533 | 10,197 | 10,197 |
| Northfleet | | | 100 | | | | | | |
| Refined Lead and Lead | | | | | | | | | |
| in Alloys | | t | | 162,737 | 162,737 | 119,391 | 119,391 | 139,062 | 139,062 |
| Refined Silver | | Koz | | 8,183 | 8,183 | 5,808 | 5,808 | 7,907 | 7,907 |
| Brunswick Smelter | | | 100 | | | | | | |
| Refined Lead | | t | | 67,846 | 67,846 | 70,777 | 70,777 | 81,329 | 81,329 |
| Silver in Dore | | Koz | | 6,814 | 6,814 | 4,979 | 4,979 | 4,897 | 4,897 |
| San Juan de Nieva | | | 100 | | | | | | |
| Total Zinc | | t | | 502,834 | 502,834 | 478,031 | 478,031 | 450,381 | 450,381 |
| Saleable Zinc | | t | | 481,720 | 481,720 | 458,207 | 458,207 | 431,399 | 431,399 |
| Nordenham | | | 100 | | | | | | |
| Total Zinc | | t | | 151,475 | 151,475 | 150,222 | 150,222 | 151,096 | 151,096 |
| Saleable Zinc | | t | | 144,780 | 144,780 | 143,565 | 143,565 | 144,070 | 144,070 |
| CEZinc Refinery | | | 25 | | | | | | |
| Zinc | | t | | 292,784 | 73,196 | 291,696 | 72,924 | 291,580 | 72,895 |
| Kidd Creek Refinery | | | 100 | | | | | | |
| Zinc | | t | | 150,995 | 150,995 | 142,549 | 142,549 | 121,193 | 121,193 |

Notes:

(1) See "Important Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.

## Financial information

The table below provides (a) the audited consolidated financial information in relation to Xstrata Zinc for the year ended 31 December 2007 (which has been extracted without material amendment from the Xstrata consolidated financial information included in the Xstrata Annual Report and Accounts 2007), and (b) unaudited financial information in relation to Xstrata Zinc for the six months ended 30 June 2008 (which has been extracted without material amendment from the Xstrata plc Half-Yearly Report 2008).

| Group Xstrata Zinc | Year ended 31 December 2007 | | Unaudited six months ended 30 June 2008 | |
|---|---|---|---|---|
| | | As a percentage of the Group | | As a percentage of the Group |
| | *US$m* | *(%)*[3] | *US$m* | *(%)*[3] |
| Revenue[1] | 4,726 | 16.6 | 1,933 | 12.0 |
| EBITDA (before non-trading items)[1],[2] | 1,822 | 16.8 | 474 | 8.3 |
| EBIT (before non-trading items)[1],[2] | 1,529 | 17.4 | 313 | 6.9 |

Notes:

(1) Includes minority interests.

(2) IFRS does not define the measures EBITDA (before exceptional items) (being earnings before interest, tax, depreciation and amortisation and before exceptional items) or EBIT (before exceptional items) (being earnings before interest and tax and before exceptional items). For a description of how these amounts are derived, see "Important Information — Presentation of financial information".

(3) As a percentage of Xstrata's consolidated EBITDA (before exceptional items) and EBIT (before exceptional items) from continuing operations before common costs and income.

## Mining, smelting and refining operations

Xstrata Zinc incorporates:

- the George Fisher-Hilton, Handlebar Hill and Black Star mines at Mount Isa and the Mount Isa lead smelter in Queensland, Australia;
- the McArthur River mine in Northern Territory, Australia (operations currently on care and maintenance);
- interests in the Lennard Shelf zinc mine in Western Australia (now closed);
- the lead refining plant at Northfleet in the United Kingdom;
- interests in the Antamina copper and zinc mine in Peru;
- the Perseverance mine in Quebec, Canada commissioned in 2008;
- the Brunswick zinc mine, the Brunswick lead smelter and refinery in New Brunswick, Canada;
- the Kidd Creek zinc smelter in Ontario, Canada;
- a minority interest in the CEZ zinc smelter in Quebec, Canada;
- the San Juan de Nieva electrolytic zinc plant, the Arnao manufacturing facility and the Hinojedo roasting plant in Spain; and
- the Nordenham electrolytic zinc plant in Germany.

In Canada, Xstrata Zinc's main activities are the production of zinc concentrates and zinc and lead metal. The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third party purchases and the integrated mine production of the Group. This allows Xstrata Zinc to take advantage of transport cost differentials and the treatment capabilities of its refineries. Concentrate purchases originate with both local mines and, subject to market conditions, offshore mines. Xstrata Zinc also markets Antamina zinc concentrates to European customers.

Xstrata Zinc produces zinc concentrate and copper concentrates at its mines and procures and processes zinc concentrate at the CEZ refinery owned by the Noranda Income Fund (in which the Group has a 25% interest). Xstrata Zinc also produces lead concentrates at the Brunswick mine which is under review to determine whether the operations should be curtailed or suspended and procures and processes lead/silver concentrates, residues and recycled materials at the Brunswick smelter. Marketing of the CEZ refinery and Xstrata Zinc's zinc metal and

related alloys, as well as Xstrata Zinc's lead metal and related alloys, is carried out by Xstrata Zinc. In addition, Xstrata Zinc operates the General Smelting of Canada foundry in Lachine, Quebec, which produces various lead and zinc alloys and anodes. Xstrata Zinc also operates NorFalco LLC, which markets, transports and distributes the sulphuric acid produced by all of the Group's copper, zinc and nickel operations located in Canada to customers in North America.

In Australia, ore from the Black Star and Handlebar Hill open-cut zinc/lead/silver mines and the George Fisher-Hilton mine is concentrated at Mount Isa, producing separate zinc and lead concentrates. The zinc concentrate is used by Xstrata Zinc's zinc smelters and sold to third parties, while the lead concentrate is smelted on site at the Mount Isa lead smelter, and the lead bullion is shipped to the Northfleet lead refinery in the United Kingdom for processing. The McArthur River mine, where operations are currently on care and maintenance, produces a bulk zinc/lead/silver concentrate, which is sold to third parties.

In Europe, Xstrata Zinc produces and markets refined zinc metal, alloys and other zinc semi-manufactured products from its San Juan de Nieva smelter, Arnao and Hinojedo plants in northern Spain and at its Nordenham smelter in Germany. Xstrata Zinc also produces and markets refined lead and alloys at its Northfleet refinery in the UK.

### Sales and marketing

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Zinc metal sales represent about 50% of Xstrata Zinc's revenue, while zinc concentrate sales represent approximately 29% and refined lead and silver approximately 14%. The remainder consists of sales of by-products such as cadmium, sulphuric acid and sulphur dioxide.

Practically all of the zinc metal produced by Xstrata Zinc is sold in EU countries, Canada and the United States. European markets in order of importance are Spain, Germany, Portugal, Austria, France and the United Kingdom. In the European markets, Xstrata Zinc's smelters principally supply the galvanising sector. Glencore was Xstrata Zinc's largest customer in 2008, accounting for approximately 30% of its global zinc metal sales.

Zinc concentrates are sold mainly to Japan, South Korea, China, Australia and Europe. Glencore was Xstrata Zinc's largest customer in 2008, accounting for approximately 37% of total zinc concentrate sales. In 2008, approximately 92% of Xstrata Zinc's zinc metal sales were made under term contracts while approximately 8% of Xstrata Zinc's sales were on a spot basis.

Xstrata Zinc sells to the CEZ processing facility up to 550,000 tpa of zinc concentrate from its own mines and from third party suppliers, under a supply and processing agreement to support 100% of planned production rates to 2017. Xstrata Zinc markets zinc and bulk concentrates to third party smelters and traders into the global market. In addition, it acts as sales agent in Europe on behalf of Antamina's frame sales agreements.

Xstrata Zinc acts as a marketing agent for CEZ. Marketing of the CEZ refinery and Xstrata Zinc's zinc metal and related alloys, as well as Xstrata Zinc's lead metal and related alloys, is carried out through its head office in Toronto, Ontario and affiliated marketing offices in Cleveland, Ohio.

Xstrata Zinc procures third party lead concentrate and secondary feeds for the Belledune Lead Smelter and manages the sale of approximately 75,000 tpa of refined lead.

### Material projects and developments

As indicated in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", given current market conditions, the Group has deferred a considerable portion of planned 2009 capital expenditure to later years and is keeping all projects under review pending a recovery in market prices.

The KG53 decline at George Fisher-Hilton mine approved in the last quarter of 2007 was completed in September 2008 and started haulage of ore on 1 October 2008. The ramp has been prepared for haulage of 500,000 tpa, supplementing the hoisting through the P49 shaft at George Fisher underground mine.

The second phase of the expansion of the Mount Isa zinc-lead concentrator is expected to be commissioned in the first half of 2009.

A strategic review has been undertaken in relation to the entire Mount Isa complex (including the George Fisher-Hilton, Handlebar Hill and Black Star mines). As a result of this review Xstrata has announced the restructuring of these operations to optimise efficiency and productivity. As part of this restructuring the Handlebar Hill mine has been placed into care and maintenance and the planned upgrade of the Pacific Rim crushing systems at the complex will not proceed. Production from the Handlebar Hill mine will be replaced by increased production from the George Fisher-Hilton and Black Star mines.

The open pit development at McArthur River proceeded on schedule. The overburden emplacement facility bridges were completed in the first quarter of 2008 and the 5.5 kilometre McArthur River channel was completed in May 2008. The mine levee wall works and all other development works were completed in the final quarter of 2008.

The expansion of the McArthur River mine concentrator to increase capacity to 2.5 million tonnes of ore was commissioned in late 2008. On 17 December 2008, the Full Bench of the Australian Federal Court overturned a previous Federal Court decision of 13 June 2008 on appeal and ruled that the Federal Environment Minister failed to consider the conditions of approval imposed by the Northern Territory Government in approving the development of an open pit operation at McArthur River Mine. The ruling was solely in respect of the process followed by the Federal government in approving the development and the court noted that McArthur River Mine and the Xstrata Group had acted entirely in accordance with the relevant legislation. Following the Full Federal Court decision, mining operations at the open pit were suspended. Although processing of previously stockpiled ore initially continued, as a result of the consultation period that was required between the minister deciding to recommend that approval be granted and approval actually being granted it was necessary to place the mine on care and maintenance for a while. Potential locations for an Albion plant continue to be examined, including the potential for a greenfield smelter on the east coast of Australia or a brownfield expansion at an existing Xstrata Zinc smelter.

The Brunswick mine is near the end of its operational life. Given current market conditions, Xstrata is monitoring the Brunswick operations on an ongoing basis to determine whether the economic environment is such that the operations should be curtailed or suspended.

The new Perseverance mine in Northern Quebec commenced production ahead of schedule on 1 July 2008. At full production, the mine will produce 228,000 tonnes of zinc concentrate and 35,000 tonnes of copper concentrate per year, with a mine life of five and a half years.

In August 2008, Xstrata Zinc announced the closure of the Lennard Shelf mine in Western Australia. The mine had become uneconomic, partly due to the sharp decline in zinc and lead prices. Higher energy and labour costs and lower than planned production had also contributed to rendering the project uneconomic.

**Concentrate suppliers**

Following the expansion of the San Juan de Nieva plant's design production capacity, the acquisition of the Nordenham smelter and the acquisition of Falconbridge, approximately 2.0Mtpa of zinc concentrate is required as feedstock to the Xstrata Zinc electrolytic zinc plants for them to operate at current capacity.

San Juan de Nieva and Nordenham typically purchase zinc concentrates from more than ten third party sources, of which five accounted for approximately 59% of their total concentrate requirements in 2008. San Juan de Nieva and Nordenham have contracted for almost all of their total zinc concentrate requirements for 2009. Approximately 150,000 tonnes of zinc concentrate are expected to be sourced from Mount Isa in 2009.

In 2008, Glencore supplied approximately 35% of zinc concentrates sourced by Xstrata Zinc from third parties and is the principal supplier of Xstrata Zinc, in addition to being its largest customer. These purchases and sales were all made under contracts on arm's length terms. In addition, in 2008, Teck Cominco's Red Dog mine in Alaska accounted for approximately 8% of Xstrata Zinc's total zinc concentrate requirements.

## Xstrata Alloys summary

### Introduction

Xstrata Alloys is the world's largest producer of ferrochrome, is a leading producer of primary vanadium and has a growing platinum group metals business. Xstrata Alloys also owns carbon and anthracite operations which supply key raw materials to its ferrochrome production operations.

Xstrata Alloys' operations are located across the mineral-rich Bushveld Igneous Complex in South Africa's North West and Mpumalanga provinces. In line with South Africa's Mineral and Petroleum Resources Development Act ("MPRDA") 2002 and associated Mining Charter, Xstrata Alloys has fulfilled all Black Economic Empowerment ("BEE") obligations in respect of transfer of ownership, which are required for security of tenure.

### Financial information

The table below provides (a) the audited consolidated financial information in relation to Xstrata Alloys for the year ended 31 December 2007 (which has been extracted without material amendment from the Xstrata consolidated financial information included in the Xstrata 2007 Annual Financial Information) and (b) unaudited selected summary financial information in relation to Xstrata Alloys for the six months ended 30 June 2008 (which has been extracted without material amendment from the Xstrata plc Half-Yearly Report 2008):

| Xstrata Alloys | Year ended 31 December 2007 | | Unaudited six months ended 30 June 2008 | |
|---|---|---|---|---|
| | | As a percentage of the Group | | As a percentage of the Group |
| | *US$m* | *(%)*[3] | *US$m* | *(%)*[3] |
| Ferrochrome and vanadium | | | | |
| Revenue | 1,223 | 4.3 | 993 | 6.2 |
| EBITDA (before non-trading items)[1][2] | 382 | 3.5 | 541 | 9.5 |
| EBIT (before non-trading items)[1] [2] | 330 | 3.7 | 517 | 11.5 |
| Platinum Group Metals | | | | |
| Revenue | 129 | 0.5 | 212 | 1.3 |
| EBITDA (before non-trading items)[1][2] | 66 | 0.6 | 153 | 2.7 |
| EBIT (before non-trading items)[1] [2] | 59 | 0.7 | 137 | 3.0 |

Notes:

(1) Includes minority interests, but excludes share of results from associates.

(2) IFRS does not define the measures EBITDA (before exceptional items) (being earnings before interest, tax, depreciation and amortization and before exceptional items) or EBIT (before exceptional items) (being earnings before interest and tax and before exceptional items). For a description of how these amounts are derived, see "Important Information — Presentation of financial information".

(3) As a percentage of Xstrata's consolidated EBITDA (before exceptional items) and EBIT (before exceptional items) from continuing operations before common costs and income.

### Chrome and vanadium operations

***Introduction***

Xstrata Alloys, together with its 'Pooling and Sharing Venture' ("PSV") partner, Merafe Resources Limited ("Merafe"), have a combined capacity of approximately 2.0 million tonnes of ferrochrome per annum representing approximately 25% of disclosed global capacity. The Group is currently the largest ferrochrome producer in the world and amongst the lowest cost integrated ferrochrome producers in the world.

Xstrata Alloys believes it is well placed to maintain and continue to grow its ability to offer a wide range of ferrochrome products and to produce large volumes at low cost. The Chrome Business has the ability to pursue continued growth in its chrome operations whilst at the same time seeking to maintain its position as one of the lowest cost producers of ferrochrome in the world.

The Vanadium Business's operations comprise the mining of vanadium ore, the production of vanadium pentoxide and the conversion of vanadium pentoxide to ferrovanadium. Capacity for the Vanadium Business operations is

approximately 22 million pounds of vanadium pentoxide equivalent per annum, which Xstrata Alloys estimates represents approximately 9% of global production.

### *Reserves and resource base*

For details of the Group's chrome reserve and resource base, and vanadium reserve and resource base, in each case as at 30 June 2008, see Part X — "Summary Ore Reserves and Mineral Resources Information".

### *Production*

The tables below set out the total and attributable ferrochrome production, and vanadium pentoxide production of Xstrata Alloys for the years ended 31 December 2006, 31 December 2007, and 31 December 2008:

| | Year ended 31 December | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2007 | | 2008 | |
| **Ferrochrome production**(1) | **Total production** | **Attributable production** | **Total production** | **Attributable production** | **Total production** | **Attributable production** |
| | *(Tonnes)* | | *(Tonnes)* | | *(Tonnes)* | |
| South Africa | 1,181,600 | 958,603 | 1,533,251 | 1,218,935 | 1,416,905 | 1,126,440 |

| | Year ended 31 December | | |
|---|---|---|---|
| **Vanadium**(1) | **2006** | **2007** | **2008** |
| | *(in lbs in $V_2O_5$ equivalent)* | | |
| South Africa | 21,650,779 | 18,869,781 | 16,603,558 |

Notes:

(1) See "Important Information — Ore reserve and mineral resource reporting — basis of preparation — Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

### *Description of the chrome and vanadium operations*

*Chrome*

Xstrata Alloys' chrome operations consist of seven operating chrome mines and 20 ferrochrome furnaces, all of which are managed through a combined PSV with Merafe. The assets are managed along with all of the other PSV assets by the Joint Board of the PSV. The Group's attributable interest in the PSV is 79.5%. In line with the BEE requirements of the MPRDA, Merafe has the option to increase its participation interest in the PSV to 26% including through the disproportionate funding of future expansion projects. The Xstrata-Merafe chrome venture announced in December 2008 and January 2009 the temporary suspension of seventeen ferrochrome furnaces representing some 1.37 million tonnes or 80% of annual operating capacity due to market conditions.

In 2007, the Group's attributable sales of ferrochrome were approximately 1,166,713 tonnes, of which approximately 31% were sold into Europe and approximately 12%, 7%, 44% and 6% were sold into North America, Japan, other Asian countries and South Africa respectively.

During the twelve months ended 31 December 2008, the Group's attributable sales of ferrochrome were approximately 886,669 tonnes, of which approximately 40% were sold into Europe and approximately 12%, 9%, 31% and 8% were sold into North America, Japan, other Asian countries and South Africa respectively.

The marketing of the Group's ferrochrome production (other than certain tonnage sold into Asia) is supported by Glencore under marketing agency and distribution agreements. For further information see Part II — "Information on the Xstrata Group — Relationship with Glencore — Commercial relationship — Xstrata Alloys — Chrome operations".

*Vanadium*

Xstrata Alloys' vanadium operations consist of its Rhovan plant, which is an integrated mining and vanadium processing plant that produces and converts vanadium pentoxide ($V_2O_5$) into ferrovanadium (FeV). A binding term sheet has been concluded with the Bakwena Ba Mogopa traditional community giving them a 26% participation in the vanadium business through a PSV, similar to the Xstrata-Merafe chrome venture.

In 2007, approximately 50% of the Vanadium Business's sales of ferrovanadium were into Europe and approximately 4%, 14%, 13%, 16% and 3% were into Asia, North America (USA, Canada and Mexico), South America, Japan and other countries respectively.

During the twelve months ended 31 December 2008, approximately 51% of the Vanadium Business's sales of ferrovanadium were sold into Europe and approximately 3%, 13%, 11%, 16% and 6% were into Asia, North America (USA, Canada and Mexico), South America, Japan and other countries respectively.

All of the vanadium pentoxide and ferrovanadium produced by the Vanadium Business is marketed or distributed by Glencore under marketing, agency and distribution agreements. For further information, see Part II — "Information on the Xstrata Group — Relationship with Glencore — Commercial relationship — Xstrata Alloys — Vanadium operations".

During the first half of 2008, Xstrata Alloys reduced its electricity usage across both the ferrochrome and vanadium operations due to power supply restrictions applied by South Africa's electricity utility Eskom. While Xstrata Alloys anticipates that power shortages will continue to limit ferrochrome supply in South Africa over the next five years until new generating capacity comes on line, it believes it is relatively well positioned with its energy efficient and proprietary Premus technology (which is a substantial modification of the highly efficient closed furnace and pelletising technology) and the flexibility afforded through its twenty furnace operations spanning five sites.

### Projects and developments

As indicated in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", given current market conditions, the Group has deferred a considerable portion of planned 2009 capital expenditure to later years and is keeping all projects under review pending a recovery in market prices.

The ramp-up of the energy efficient Lion ferrochrome smelting complex, together with the Bokamoso megapelletising plant, which was commissioned in the second half of 2007, increased production capacity and improved Xstrata Alloys' ferrochrome unit costs.

The Xstrata-Merafe chrome venture announced in December 2008 and January 2009 the temporary suspension of seventeen ferrochrome furnaces representing some 1.37 million tonnes or 80% of annual operating capacity. A total of two furnaces at Boshoek, six furnaces at Rustenburg, two furnaces at Lydenburg, one furnace at Lion and six furnaces at Wonderkop will remain suspended until market conditions improve. The Xstrata-Merafe Chrome Venture will continue to monitor prevailing market conditions closely. No lay-offs are anticipated for permanent employees at the furnaces, which Xstrata believes will enable the venture to regain production capacity quickly and efficiently when market conditions allow.

On the western limb of the Bushveld Complex, the Boshoek opencast reserves have been successfully developed and are now in steady state production. Commissioning of the Waterval Mine has commenced and the mine is scheduled to reach full production in 2012, depending on market conditions. In order to supplement chromite ore supplies to the Lion and Lydenburg smelters, an opencast development of the Magareng reserves adjacent to the Thorncliffe mine was commissioned during the fourth quarter of 2008.

### Mineral right applications and conversions

Xstrata Alloys, a division of Xstrata South Africa (Pty) Ltd, has, to date, submitted eleven applications for new order prospecting and mining rights under the MPRDA. All of these applications have been granted to Xstrata Alloys by the Department of Minerals and Energy ("DME"). With regards to the conversion of existing old order mining rights, eleven applications to date have been submitted to the DME, of which nine have been granted. The outstanding conversions are being actively pursued by Xstrata Alloys. With regards to the requirement that 15% of the industry be owned by Historically Disadvantaged South Africans ("HDSAs") by 2009 and 26% of the industry be owned by HDSAs by 2014, Merafe is Xstrata Alloys' black economic empowerment partner in the business with a current share of 20.5%, which Xstrata expects will increase to the required 26% well within the stipulated regulatory timeframe.

The DME has granted to the Rhovan vanadium operation a new order mining right for the mining of vanadium ore. This right is valid for a period of 20 years.

The Group has signed a binding term sheet with the Bakwena-Ba-Magopa community to transfer a 26% participation interest in the Rhovan operations to that community. Definitive agreements have been concluded and are awaiting execution.

All the charter requirements of the MPRDA, such as employment equity and procurement requirements are fully on track and Xstrata Alloys expects full compliance to be achieved. The other requirements of the MPRDA, including the social and labour plans and human resources development plans, have been accepted by the DME. See "Risk factors — Legislative Risk Factors relating to the Enlarged Group —Australian native title and South African and Canadian land claims" and "Risk Factors — Legislative risk factors relating to the Enlarged Group — South African MPRDA and Empowerment Charter and Royalty Act".

## Platinum Group metals operations

### Introduction

Xstrata Alloys has successfully established a foothold in the platinum group metals ("PGMs") market through its participation in the Mototolo joint venture with Anglo Platinum, the acquisition of Eland Platinum in 2007 and the subsequent rapid development of the Elandsfontein mine and concentrator.

Xstrata Alloys' chrome operations operate mines in the same geological complex as the South African platinum industry, and use similar smelting technology. The industry leading cost profile for chrome confers competitive advantages in PGM production too. Xstrata Alloys believes that it is well positioned to build a PGMs business of scale through the delivery of its project pipeline and more acquisitions.

Between August and October 2008 the Xstrata Group acquired a stake of approximately 24.9% in platinum producer Lonmin, for a total cash consideration of approximately £991 million. Further information is set out in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Acquisitions and disposals".

In 2007, the PGMs business produced approximately 100,000 ounces of PGMs in concentrate, with the capacity for operations to reach a total steady state production of approximately 670,000 ounces of PGMs in concentrate per annum.

### Reserves and resource base

For details of the Group's platinum group metals reserve and resource base, as at 30 June 2008, see Part X — "Summary Ore Reserves and Mineral Resources Information".

### Production

The tables below sets out the total production and attributable production for PGMs of Xstrata Alloys for the years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| | Year ended 31 December | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2007 | | 2008 | |
| Platinum group metals production(1),(2) | Total production | Attributable production | Total production | Attributable production | Total production | Attributable production |
| | (Ounces) | | (Ounces) | | (Ounces) | |
| South Africa | 11,655 | 8,632 | 99,956 | 73,965 | 224,305 | 165,971 |

Notes:

(1) See "Important Information — Ore reserve and mineral resource reporting — basis of preparation Resources and reserves, production and sales" for an explanation of the basis of preparation of production amounts. Production figures have been extracted without material amendment from Xstrata's management records.

(2) Platinum Group Metals consists of platinum, palladium, rhodium and gold.

### Description of platinum group metals operations

The Mototolo Platinum Mine is a 50:50 joint venture between Anglo Platinum and XK Platinum Partnership (74% of which is held by Xstrata Alloys and 26% of which is held by Kagiso Platinum Venture Pty Ltd), and is situated adjacent to Xstrata Alloys' Thorncliffe Chrome Mine on the Eastern Limb of the Bushveld Complex. Xstrata Alloys

manages the mining operations, while Anglo Platinum manages the concentrator operations. All PGMs concentrate produced by the joint venture is sold to Anglo Platinum under a concentrate off-take agreement. At steady state it is anticipated that the mine will produce approximately 200,000 ounces of PGMs in concentrate per annum.

In 2007, Xstrata Alloys acquired Eland Platinum, which included a 74% interest (with the balance of 26% held by its BEE partner, the Ngazana consortium) in the already operational Elandsfontein mine and concentrator. All PGMs concentrate and associated by-products produced by the Elandsfontein mine are sold to Anglo Platinum under a concentrate off-take agreement. At steady state it is anticipated that the mine will produce approximately 470,000 ounces of PGMs in concentrate per annum.

In association with the Eland Platinum transaction, Xstrata Alloys acquired two additional properties; the first property being contiguous to Elandsfontein (Madibeng) and the second property located near Anglo Platinum's Rustenburg Mine (Beestekraal), with both properties providing future PGMs project development potential.

In 2007, approximately 57% of the PGMs business's sales were represented by sales of platinum and approximately 33% and 9% were represented by sales of palladium and rhodium respectively.

During the twelve months ended 31 December 2008 approximately 62% of the PGMs business's sales were represented by sales of platinum and approximately 29% and 8% were represented by sales of palladium and rhodium respectively.

## Projects and developments

As indicated in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", given current market conditions, the Group has deferred a considerable portion of planned 2009 capital expenditure to later years and is keeping all projects under review pending a recovery in market prices.

At Eland and Madibeng, the design of the underground Decline Shafts Systems has been completed, although further capital expenditures have been deferred past 2009. Production from the underground operations is planned to come online as the opencast operations tail off, maintaining current milling throughput. The Western Decline System should reach steady state production by 2011, with the Eastern Decline System planned to reach steady state production by 2012, thus doubling current production levels. The estimated life of the mine for the combined Eland and Madibeng properties is approximately 50 years, inclusive of the envisaged second generation vertical shafts.

The acquisition of the De Wildt property for US$12 million has enhanced the Elandsfontein resource and will result in an extension of the open pit mineable area. An extensive exploration programme at the Madibeng and De Wildt properties was commenced during August 2008, with drilling currently also under way at the Beestkraal property, where the first five boreholes have all intersected both the Merensky and UG2 reef horizons.

## Mineral right applications and conversions

In respect of the Mototolo operations, the conversion to new order mining rights is dependent on the granting of the existing Thorncliffe / Helena application, which has been submitted to the DME. Once the conversion in respect of Thorncliffe / Helena is granted, an application will be made to the DME for the converted PGM rights to be ceded to the Mototolo Joint Venture.

With regards to the Eland operations, fifteen Prospecting Rights and one New Order Mining Right, which is valid for a period of thirty years, have been granted and notarially executed by the DME. Application for one further New Order Mining Right was submitted to the DME in January 2008.

Xstrata Alloys has entered into a partnership agreement with Kagiso to give effect to the BEE obligations in relation to the Mototolo Joint Venture. Xstrata Alloys has also entered into a joint venture agreement with the Ngazana Consortium, which holds a 26% stake in the Eland Platinum mining operations and assets. All the charter requirements of the MPRDA, such as employment equity and procurement requirements are fully on track and Xstrata Alloys expects full compliance to be achieved. The other requirements of the MPRDA, such as the social and labour plans and human resources development plans that were submitted with applications, were accepted by the DME and no problems are envisaged with the remaining applications. See "Risk factors — Legislative Risk Factors relating to the Enlarged Group — Australian native title and South African and Canadian land claims" and "Risk factors —

Legislative Risk Factors relating to the Enlarged Group — South African MPRDA and Empowerment Charter and Royalty Act".

### Reductant operations

The Group currently supplies its chrome operations with its total Söderberg electrode paste requirements as well as approximately 280,000 tonnes per annum of char, which is used as a reductant in its ferrochrome furnaces. The Group produces, in total, 670,000 tonnes per annum of char and 36,000 tonnes per annum of electrode paste. The Group is currently self-sufficient in terms of its char reductant requirements and 40% self-sufficient in terms of its total reductant requirements.

## Other products and activities of the Group

### Lead metal

The Group is engaged in the mining of lead and the refining and recycling of lead metal and other lead bearing secondaries and residues at the Group's wholly-owned Brunswick mine and Brunswick smelter, as well as the Mount Isa mining and smelting operations. The marketing of lead metal and its alloys is carried out from offices in Toronto, Cleveland and Northfleet. In 2008, about 59% of the Group's consolidated lead metal sales were made in Europe, 33% in Canada and the United States and the rest in Asia and the Middle East.

As is the case for copper and zinc production, lead production is dependent upon the availability of mine concentrates. In 2008, approximately 50% of the Brunswick lead smelter's feed was supplied by the Brunswick mine, with the balance sourced from lead/silver concentrates and metal-bearing residues. As noted above, the Brunswick mine is near the end of its operational life. Given current market conditions, Xstrata is monitoring the Brunswick operations on an ongoing basis to determine whether the economic environment is such that the operations should be curtailed or suspended.

### Sulphuric acid

Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at the Group's European, Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The European sulphuric acid production is marketed directly by the commercial department in Madrid. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2007, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 2,238,789Mt of sulphuric acid from the Group and third party suppliers. Sulphuric acid produced at the Group's Chilean smelter is sold by Falconbridge Chile Limitada to local mining companies using this product for their copper leaching operations.

## Technology

The devolved management structure of Xstrata means that most technology research and development activity is directed from within commodity units. The intent is to keep research focused and closely engaged with the needs of the business. Commodity groups use a variety of methods to conduct research, including directly on sites, through external contractors, institutions and consultants, direct relationships and projects with universities, and through collaborative industry bodies and research projects.

In addition to the commodity unit directed research, Xstrata operates two stand-alone Technical Groups: Xstrata Process Support ("XPS") and Xstrata Technology.

XPS is based in Sudbury, where it has metallurgical facilities including quantitative mineralogy, laboratory and pilot facilities to conduct investigations in grinding, flotation, leaching, smelting, refining, and ore body evaluation techniques. It develops new methods for treating ores and custom feeds, improved flowsheets for new and existing operations, and methods to improve environmental performance and efficiency of operations. It provides support to all Xstrata business units at market rates. Xstrata businesses seek technical support from many suppliers, but may choose XPS for highly specialised or competitive-advantage work. Further specialist facilities are dedicated to provide internal support at various sites.

The Group participates in a number of focused exploration research projects designed to reduce the cost and increase the likelihood of success of mineral exploration. Projects include the areas of geophysics, geology, geochemistry and remote sensing. The Group is also involved in the development, acquisition and application of technologies to improve the performance of its mining and metallurgical businesses and to create opportunities for business growth.

Xstrata Technology develops and markets technology to third parties through licensing arrangements. This assists the further development of technologies that are core to Group operations, by the development of wide user groups to work together on improvements for mutual benefit.

## Operational hazards and insurance

The Xstrata Group's operations are subject to numerous operating risks, which include geological conditions such as unexpected geological features, or seismic activity, climatic conditions such as flooding or drought, interruptions to power supplies, environmental hazards, technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These risks and hazards could also result in damage to, or destruction of, properties or production facilities, personal injury, environmental damage, business interruption and possible legal liability.

The Xstrata Group maintains insurance through a number of international insurers prepared to provide cost effective insurance cover to the metals and mining industry. The insurances are arranged via international brokers, who provide an assurance that the types of insurance are customary for the mining and metal industry and limits and coverages are appropriate for the Xstrata Group. The Xstrata Group has placed part of its property and business interruption insurance directly with a wholly-owned insurance subsidiary.

For substantially all of the Xstrata Group's operations, the Xstrata Group maintains:

- property and business interruption insurance, which protects against losses relating to the Xstrata Group's assets;
- public and products liability insurance, which protects against claims by third parties for bodily injury or damage to property; and
- freight insurance, which protects against losses relating to the transport of the Xstrata Group's equipment, product inventory and concentrates.

The Xstrata Group's insurance does not cover every potential risk associated with its operations. In particular, meaningful coverage at reasonable rates is not obtainable by the Xstrata Group or other companies within the industry for certain types of environmental hazards, such as gradual pollution or other hazards as a result of the disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Xstrata Group's financial condition or results of operations. Moreover, no assurance can be given that the Xstrata Group will be able to maintain adequate insurance in the future at rates it considers reasonable. See "Risk Factors — Risk factors relating to the business of the Enlarged Xstrata Group — Operational considerations".

## Regulatory and environmental matters

The mining, mineral processing and other operations of the Group are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure and occupational health and safety. In addition to mandated environmental safeguards, the Group has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programmes. These aspects are aligned with and support the Group's commitment to sustainable development, where the Group balances social, environmental and economic considerations to manage its business. The Group believes that operating to leading standards of health, safety and environmental management, contributing to the development of sustainable communities and engaging with its stakeholders in two-way, open dialogue, regardless of its location, enhances its corporate reputation and is a source of competitive advantage. This enables the Group to gain access to new resources, maintain a licence to operate, attract and retain the best people, access diverse and low-cost sources of capital, identify and act upon business opportunities and optimise its management of risks.

The Group has in place a comprehensive environmental management system consisting of a sustainable development policy, guidelines, standards, procedures, audit frameworks, job descriptions and procedures, roles and responsibilities, employee and contractor training, public and employee reporting, emergency prevention and response, risk management and community awareness.

In common with other diversified natural resources and mineral processing companies, the Group's operations generate hazardous and non-hazardous waste, and discharge effluent and emissions into the environment. There are many national (including certain provisions of the South African Constitution), regional and local environmental laws, regulations and policies which apply to the Group's operations, the scope of which varies according to the jurisdiction concerned. Examples include those relating to waste and waste water treatment, disposal of waste, air emissions or discharges. If any of the Group's operations fail to comply with the applicable laws and regulations, the relevant authorities could require additional equipment to be installed at substantial cost or that the whole or part of the operation be closed down or scaled back. In addition, if a member of the Group is found to have committed a breach of the relevant law or regulation, it may be liable to pay a fine to the relevant authority or, in some cases, compensation to individuals affected by the breach; alternatively, directors of Group members may be held liable for any breach.

In some jurisdictions, members of the public can initiate private proceedings to enforce compliance with permits and applicable environmental, health and safety laws and regulations.

Proceedings commenced by members of the public have not to-date had a material adverse effect on the results of operations or financial condition of the Group, although actions of this type have occurred in relation to other corporations. No assurance can be given that these types of private actions will not occur in the future and have a material adverse effect on the results of operations or financial condition of the Group.

The Group's Mount Isa operations in Queensland are subject to specific legislation of the Queensland Parliament, namely the Mount Isa Mines Limited Agreement Act 1985. The Mount Isa Mines Limited Agreement Act 1985, among other things, specifies the particular environmental conditions applicable to the site and exempts the Mount Isa operations from compliance with the otherwise applicable Environmental Protection Act 1994. However, in May 2008 the Queensland Parliament passed the Environmental Protection and Other Legislation Amendment Act 2008, which provides for the transition, over a three year period of regulatory functions relating to all environmental matters at the Mount Isa operations, including those under the Mount Isa Mines Limited Agreement Act 1985, to the Environmental Protection Act 1994. As a result, at the end of a three-year transition period, Xstrata will have to apply to the state environmental regulator for an environmental authority, under the Environmental Protection Act 1994, for its operations. If the conditions attached to this environmental authority require substantial changes to the Mount Isa operations, then significant cost consequences, relating to investing in new environmental technologies and practices, could be required to maintain current production levels, which could have an adverse effect on the results of operations or financial condition of the Enlarged Group.

Each of the Group's businesses is subject to various laws and regulations relating to their ability to carry out operations, as well as environmental and health and safety issues. The requirements of these laws vary from operation to operation, and are also dependent on the jurisdiction in which they operate. The Group's objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, the Group incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimise future liabilities for site closure. The board of directors of Xstrata, as a matter of policy, requires each of the Group's businesses and operations, as a minimum, to comply with all relevant laws and regulations in the jurisdiction in which it operates.

Compliance with relevant environmental laws is the responsibility of respective managers at the operating companies who are directly responsible to the Group's senior management. Xstrata believes that each of the Group's businesses and operations are substantially in compliance with all material applicable environmental laws and regulations.

In most jurisdictions, businesses are required to rehabilitate site operations which have been closed down. In South Africa, for example, section 43 of the MPRDA imposes liability on the mining operator for some time after the relevant mining operations have ceased. Accordingly, the Group, to the extent it has not already done so, will have to make provision for the costs involved in closure and other rehabilitation of any of its site operations in the future. This may involve substantial costs. In the event that pollution of the environment surrounding or adjacent to any of the Group's operations occurs, or has already occurred, the Group may be required to remediate pollution and incur

substantial costs. In particular, the Group's operations are generally required either to lodge security bonds or make ongoing cash contributions for the purpose of rehabilitation at the end of a mine's life. The Group has an established environmental audit programme at each of its mines and will continue to review its compliance with environmental requirements, including rehabilitation requirements. The Group will comply with the provisions of the South African MPRDA to ensure that it will continue to be able to operate within the legislative regime introduced by the MPRDA and the Group complies with similar obligations in other jurisdictions in which it has operations.

In the United Kingdom, any cessation of operations requires the decommissioning of plants and rehabilitation of the environment in order to surrender various environmental permits. The standard and extent of remediation required will vary according to the approach of the regulator and it is not possible to accurately estimate such closure and rehabilitation costs in advance. As environmental regulation becomes more stringent, there can be no assurance that future costs of closure and rehabilitation will not be materially higher than currently anticipated.

The Group's operations are members of various forums which aim to develop, through the use of best available technologies, water management practices to ensure that the water used by the Group's operation will, when re-introduced into the water system, meet end user requirements and legal requirements.

The Group's operations require various environmental permits covering, amongst other things, water use and discharges, stream diversions and solid waste disposal. The Group has applied for the necessary permits and in doing so has complied with all the requisite statutory obligations required to make application for the permits. Not all permits have been issued, however, due to administrative delay. Xstrata does not anticipate that any environmental issues or liabilities in connection with environmental permits will be material to the Group's operations. Further information on the licensing and permits of the Group's businesses can be found in Part II — "Information on the Xstrata Group — Statutory authorisations, licences and concessions".

New legislation or regulations may come into force in the future that may materially adversely affect the Group's mining operations, its cost structure or its customers' ability to use the Group's products, particularly coal. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require the Group or its customers to change operations significantly or incur increased costs. It is possible that environmental laws and regulations in certain countries in which the Group operates will, in the future, become more stringent with the result that the amount and timing of future expenditure required to enable the Group to remain in compliance with such laws and regulations could increase substantially from their current levels. In particular, there is a clear and continuing trend in Europe for increasingly stringent environmental measures to be enacted at European Union level, which require stringent environmental measures to be enacted at EU member state level and which may have a significant operating and financial impact on the Group.

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on 16 February 2005. As of 14 January 2009, 183 states and one regional economic integration organisation (the "EEC") had deposited instruments of ratification, accessions, approvals or acceptances in respect of the Kyoto Protocol.

Those jurisdictions in which the Group has operations can be split, with regard to the laws, regulations and policies aimed at limiting or reducing greenhouse gas emissions, into four categories. The first is those jurisdictions within the EU (such as Belgium, Germany, Spain and the United Kingdom) which are subject to the EU emissions trading scheme (the "EU ETS"). The EU ETS originally focused on carbon dioxide emissions from certain energy intensive industries (such as power generation and the production and processing of ferrous metals), but then expanded to cover other greenhouse gases, such as methane, and other industries, such as the chemical and aluminium production industries. The second category comprises non-EU jurisdictions that have ratified the Kyoto Protocol and that have in place, or will shortly have in place, a formalised system of greenhouse gas emission allowances trading and emission levels regulation (such as Canada, Australia and Norway). The third category consists of those jurisdictions that have not ratified the Kyoto Protocol and that presently have no jurisdiction-wide system for emission allowances trading. The final category is those jurisdictions that have ratified the Kyoto Protocol but have no obligations under it to reduce greenhouse gas emissions (the so called non-Annex 1 countries such as South Africa, Chile, Argentina, Peru, Colombia and the Dominican Republic).

Canada, Norway and Australia have ratified the Kyoto Protocol and are committed to meeting their obligations thereunder in respect of greenhouse gas emission levels. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the Kyoto Protocol. The

Canadian federal government has undertaken extensive industry consultations with a view to structuring a domestic emissions trading system and has proposed a regulatory framework for greenhouse gas emissions regulation and trading. From 1 January 2005, an emissions trading system has been introduced in Norway (covering in the region of 10% to 15% of Norway's greenhouse gas emissions). The Norwegian system is very similar in structure and in form to the EU ETS. Australia's ratification of the Kyoto Protocol came into effect on 11 March 2008. Australia has committed to meeting its Kyoto Protocol target and has set a target to reduce greenhouse gas emissions by 60% from 2000 levels by 2050.

The Group has operations in various developing world jurisdictions, such as South Africa, Chile, Argentina, Peru, Colombia and the Dominican Republic, that are non-Annex 1 countries. Despite having no obligations under the Kyoto Protocol in respect of their levels of greenhouse gas emissions, these countries may host Clean Development Mechanism ("CDM") projects that allow Annex 1 country companies, whether operators of an emissions constrained installation or not, to procure additional emission rights.

In July 2005, Australia, China, India, Japan, South Korea and the United States formed the Asia-Pacific Partnership on Clean Development and Climate. Members of the partnership intend to co-operate on the development and transfer of technology which enables the reduction of greenhouse gas emissions. It is uncertain what, if any, impact this partnership will have on the Group as its implementation plans are being developed.

See "Risk factors — Risks relating to the Enlarged Xstrata Group — Risks related to climate change legislation" for a discussion of certain potential impacts on the Group relating to the Kyoto Protocol.

The Group has a number of mining tenements, licences and concessions with various terms (including durations) under which the Group carries out mining and natural resources activities. Licences are in place in respect of all reserves which the Group is currently exploiting. Members of the Group may from time to time breach the terms of their mining tenements, licences and concessions. Xstrata does not believe that any such breaches of which it is aware would have a material adverse effect on the Group.

### South African Mineral and Petroleum Resources Development Act and Empowerment Charter and Royalty Act

On 3 October 2002, the President of South Africa assented to and signed into law the MPRDA, which came into operation on 1 May 2004. On 13 August 2004, the Empowerment Charter was promulgated, together with the "scorecard" for measuring black empowerment in the mining industry, which is intended to monitor and assess compliance with the Empowerment Charter. In addition, the government of South Africa, in conjunction with the industry, is developing further legislation and guidelines, including Royalty Act 28 of 2008 pertaining to royalties, which was assented to on 24 November 2008 and comes into effect on 1 May 2009. The Royalty Act provides for a variable royalty determined by a set formula calculated in part according to the ratio of EBIT to gross sales, with a minimum royalty obligation of 0.5% and a maximum of 5% for refined material and 7% for unrefined material in respect of the transfer of mineral resources. Regulations pertaining to the MPRDA were promulgated on 23 April 2004, 29 October 2004 and 29 November 2006. A further Mineral and Petroleum Resources Development Amendment Bill was introduced in the National Assembly on 4 May 2007 dealing with, amongst other matters, the administration of environmental authorities and implementation of one environmental management system governing both prospecting and mining, the removal of ambiguities in certain definitions in the MPRDA and certain other technical amendments to the MPRDA. This Bill has undergone a public participation process, been passed by the legislature and is currently before the President to be signed into law.

A key outcome of the MPRDA is that the government of South Africa becomes the custodian of all the rights to minerals and that prospecting and mining will require prospecting and mining rights respectively which can only be granted once certain criteria are met, including black empowerment criteria for HDSAs. Old order rights need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26% of the South African mining industry is controlled by HDSAs by 30 April 2013. In addition, mining companies need to achieve certain goals aimed at the advancement of HDSAs both in the workplace and the communities in which they operate.

The transitional provisions of the MPRDA facilitate the conversion of prospecting and mining rights currently held at common law and under the Minerals Act (termed, "old order rights" in the MPRDA) to the new forms of prospecting and mining rights contemplated by the MPRDA ("new order rights").

The conversion applicants will have a maximum of two years (in the case of prospecting) and five years (in the case of mining) to lodge their rights for conversion. For successful conversion, applicants will be required to be in possession of a valid prospecting permit or mining authorisation and to have been physically prospecting or mining (as the case may be) on the area to which their application relates as at the promulgation date.

This legislation impacts the Group's resource holdings and consequently, its development programmes.

The Group has developed and is implementing a strategy to address the tenure risks associated with the legislation and expects that the transformation of the business to align itself with the intent of the MPRDA and associated legislation will be done on a commercial basis, in accordance with the legislation. In this regard, Xstrata Alloys has entered into a combined Pooling and Sharing Venture with Merafe Resources Limited ("Merafe"), its black empowerment partner in the ferrochrome business, and a partnership agreement with Kagiso to give effect to black economic empowerment obligations in respect of the Mototolo Joint Venture. Xstrata Coal in South Africa has entered into an agreement with ARM to establish a new black controlled coal mining company, ARM Coal. In addition, Xstrata Alloys' vanadium division, in November 2006, agreed to the commercial terms of a combined Pooling and Sharing Venture with the Bakwena-Ba-Mogopa tribe, a traditional community and owner of the surface rights where the Xstrata Alloys' vanadium production facility is situated and which is, for these reasons, Xstrata Alloys' empowerment partner. In addition, as part of the Eland Acquisition, Xstrata Alloys concluded a restructuring agreement under which the Ngazana Consortium will participate as Xstrata's black economic empowerment partner. To date, Xstrata Alloys and Xstrata Coal, on the basis of the aforementioned empowerment credentials, have been granted a number of conversions of old order mining rights as well as new applications for mining and prospecting rights by the Department of Minerals and Energy Affairs in South Africa. See Paragraph 21 of Part IX — "Additional Information — Material contracts".

## Native title and land claims

Land in Australia, South Africa and Canada owned or used by the Group may be the subject of land claims.

In Australia, the Native Title Act recognises native title and established processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. Once extinguished, native title cannot be revived although compensation is payable, generally by the Australian Federal Government. Claims are decided on a factual basis and determined ultimately by the Federal Court of Australia. Where existing mining leases are held, those rights are not affected if a native title claim is lodged. If native title has been extinguished, future mining leases can be granted without reference to native title. If it has not been extinguished, the Native Title Act provides procedural rights for registered native title claimants, including the "right to negotiate" with respect to the grant of mining rights, which includes exploration titles and the compulsory acquisition of land. While the right to negotiate does not include a veto on the grant of a title, it may require financial payments to be made. Native title claims have been made over areas where the Group has mining operations. Xstrata believes, however, that such claims will not have a material impact on the Group's existing operations.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. Claims under the Restitution of Land Rights Act 1994 had to be lodged by 31 December 1998. The Land Claims Court is empowered to make orders concerning the restoration of a right in land or any portion of land, compelling the payment of compensation, compelling the State to include a claimant as a beneficiary in the State support programme for housing, or granting the claimant an appropriate right in alternatively designated State land or with any alternative and appropriate relief. The Group has received unofficial reports that approximately 350 land claims have been lodged in relation to the surface rights of the Group's various South African properties. Xstrata has very limited information about these land claims and can give no assurance that they, or any other land claims of which it is not aware, will not have an adverse effect on the Group's rights to the properties that are the subject of claims.

The emphasis of the restitution of land rights process in South Africa is to provide an appropriate remedy to claimants in terms of a statutory process. The landowner is not required to provide the land seeker with a remedy. Existing legislation regulating the land restitution process in South Africa places this burden on the State. It is therefore unlikely that the Group will be the party that will be required to address the remedies sought by land seekers unless the State expropriates a landowner's land, in terms of the appropriate expropriation legislation, in order to comply with a decision by a competent authority or court to restore land to a claimant.

In Canada, the Group's properties may, in the future, be the subject of Native Americans' land claims which are generally addressed by the courts in Canada. The legal basis of such a land claim is a matter of considerable legal complexity and the impact of the assertion of a land claim, or the possible effect of a settlement of such claim upon the property interest in question, cannot be predicted with any degree of certainty at this time. In addition, no assurance can be given that any recognition of Native American rights whether by way of a negotiated settlement or by judicial pronouncement (or through the grant of an injunction prohibiting mining activity pending resolution of any such claim) would not delay or even prevent the Group's resource development or mining activities in Canada.

## Health and safety

The Group's health and safety standards are reviewed by the Group on an ongoing basis. In addition, the Group's operations are subject to government authority inspections throughout the year, as well as health and safety audits at most operations. These inspections and audits have not resulted in any significant capital expenditure by the Group. However, certain of the Group's activities are inherently dangerous and the authorities responsible for administering health and safety standards have considerable inspection, injunction and penalty powers that, if exercised against the Group, could have an adverse impact on the Group's financial condition or results of operations.

Xstrata recognises that the health and safety of its employees, contractors and other key stakeholders and the maintenance of high environmental performance standards are significant responsibilities involved in the conduct of its operations. The Group's aim is to be recognised as a leader in health, safety and environmental management.

The elimination of work-related fatalities and the maintenance of a fatality free workplace remains the Group's key safety priority. Although the Group's fatality frequency rate is almost half the Australian Minerals Industry 10 year average, this goal has not yet been achieved. In the year ended 31 December 2008, six fatalities occurred, one in Peru, one in Argentina and four in South Africa. The Group has implemented a number of targeted responses in these countries, together with broad-based safety improvement strategies.

There is a serious problem with HIV/AIDS infections in South Africa generally. Xstrata Alloys and Xstrata Coal are addressing HIV/AIDS in the workforce at their operations in South Africa through awareness, employee wellness training, voluntary counselling and testing ("VCT") programmes (including innovative public-private partnerships) and aggressive antiretroviral intervention programmes, both for new employees and contractors, and on an ongoing basis for all employees and contractors. The World Health Organisation estimates that approximately 20% of the South African population is living with HIV/AIDS.

The Group participates in a regional initiative known as the Power Belt AIDS Project, a mining community-based programme which targets AIDS awareness and safe sex practices through the provision of information to schools and clinics and the use of peer trainers in the community. The project is managed by the Council for Scientific and Industrial Research and is funded by affiliated businesses, government and international organisations.

Xstrata believes that these intervention and health programmes, the Group's contingency plans (which involve teaching multiple skills to the workforce and improving training and recruiting capacities) and the large number of unemployed skilled persons available in the region could mitigate the financial impact on the Group's South African operations of the HIV/AIDS crisis in South Africa.

## Labour and employee relations

For the year ended 31 December 2008, the average monthly number of Group employees and contractors was approximately 66,000 in aggregate. The majority of the Group's employees are unionised.

The majority of the workforce of the Group is engaged pursuant to collective employment agreements. These collective agreements are negotiated with unions and other employee representative organisations from time to time. The collective agreements establish and set the terms and conditions of employment of the employees covered by the collective agreements. The Group's collective agreements have differing terms of operation and expiry dates. Prior to the expiry of a collective agreement, negotiation of conditions for renewal occurs between the relevant employing entities within the Group and the relevant unions or other employee representative organisations.

Despite certain operations within the Group experiencing work stoppages and other forms of industrial action in recent years, such work stoppages and industrial action have not had any material effect on the operating results of

the Group. Xstrata believes that all of the Group's operations have, in general, good relations with their employees and unions.

## Metals marketing

The Group's marketing and sales strategy is to sell its production at prices that are equal to or greater than the average cash price reported on the LME or other relevant terminal markets. Premiums above the LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For any intermediate zinc and lead products or by-products sold by Xstrata Zinc (such as copper cake and copper matte), discounts are negotiated periodically from LME prices which largely reflect inherent third party processing charges.

The Group procures custom feed materials for processing in the metallurgical facilities. In order to minimise metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average COMEX/ LME prices or better, the Group employs derivatives in the form of forward or options contracts to hedge these risks. Generally, the Group does not hedge the prices it realises on the sale of the Group's own production, and accepts prices based on the market price prevailing around the time of delivery of these metals. From time to time, however, the Group may fix the metal price associated with its own future production to lock-in certain profits or cash flows.

## Real estate

No material portion of the Group's business is dependent on a single or connected group of properties or interests in real estate.

## Public takeovers

Xstrata was in an "offer period" for the purposes of the City Code between 12 December 2007 and 25 March 2008. The offer period terminated on 25 March 2008 on the announcement by Xstrata, with the consent of Vale, that discussions with Vale regarding a potential combination of the two companies had been terminated by mutual agreement.

There have been no public takeover offers by third parties in respect of Xstrata's shares during the last and current financial year.

## Competition

The markets in which the Group operates are competitive. Competition is largely on the basis of price. The Group competes with numerous suppliers in the same product areas, some of which have substantially greater reserve bases and manufacturing and financial resources. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which the Group operates.

The Group's principal competitors in its main operations are set out below:

### Copper

The Group is the world's fourth largest producer of mined copper. Significant copper-producing competitors include Codelco, BHP Billiton, Rio Tinto, Anglo American, Group Mexico, Freeport McMoran and Kazakhmys.

### Coal — thermal

The Group is one of the world's largest producers of export thermal coal. Significant export thermal coal competitors are Anglo American, BHP Billiton, Rio Tinto and coal producers operating in China, Indonesia and Colombia.

### Coal — coking (including semi-soft coking coal)

The Group is among the world's top five producers of managed export coking coal. Significant competitors in this sector include the BHP Billiton-Mitsubishi Alliance (BMA), Fording Canadian Coal Trust (now Teck Cominco), Anglo American and Rio Tinto.

### Nickel

The Group is one of the world's largest producers of nickel. Significant competitors include RAO Norilsk Nickel, Vale, BHP Billiton, Ste Eramet-SLN, Jinchuan Group Limited and Sumitomo Metal Mining Co. Limited.

### Zinc

The Group is one of the largest zinc producers in the world in terms of capacity, accounting for approximately 8% of world production. The San Juan de Nieva smelter is one of the lowest-cost producers in the world. Significant zinc smelting competitors are Korea Zinc Company, Hindustan Zinc Nyrstar, Boliden, Glencore, Votorantino and various zinc smelting operations in China.

### Lead

The Group is one of the world's largest lead producers. Substantial lead-producing competitors include OZ Minerals, Teck Cominco and Korea Zinc Company, as well as various lead mining operations in China.

### Chrome and vanadium

The Group is the world's largest, in terms of both attributable production and attributable sales, and among the world's lowest-cost producers of ferrochrome. Significant chrome competitors are Eurasian Natural Resources Corporation and Samancor Chrome.

The Group is one of the world's leading producers of primary vanadium. Significant vanadium competitors are Russian-based Evraz Steel, with operations in Russia and South Africa, as well as Chinese producers Pansteel and Chengde.

### Platinum group metals

The Group is aiming to achieve a meaningful position in the PGMs industry. Significant PGMs competitors are Anglo Platinum, Impala Platinum, Lonmin and Aquarius Platinum.

## Relationship with Glencore

### Overview

Glencore International is a private, 100% employee-owned, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore International operates on a global scale, marketing physical commodities which it produces at its own industrial assets or purchases from third parties for sale to industrial consumers, such as those in the automotive, steel, power generation, oil and food processing industries. Glencore International also provides financing, logistics and other services to producers and consumers of commodities. These activities are supported by investments in industrial assets relating to its core commodities. Glencore International's headquarters are located in Baar, Switzerland and it has a network of some 50 field offices in over 40 countries throughout the world.

In 1990, Glencore International became a substantial shareholder in Xstrata AG (which merged with Xstrata in 2002 when Xstrata plc became the ultimate holding company of the Group), following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

Members of Glencore and the Xstrata Group have entered into the Acquisition Agreement and the Call Option Agreement in relation to the Proposed Acquisition. Glencore has also irrevocably undertaken to vote in favour of the Rights Issue Resolutions and to take up its full entitlements under the Rights Issue In addition, it agreed to a lock up which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 336,801,333 Ordinary Shares are subject to Glencore's irrevocable undertakings. See paragraph 21.2 of Part IX — Material contracts — Glencore Undertaking" for a summary of the terms of the Glencore Undertaking.

So far as Xstrata is aware, Glencore International, through its wholly-owned subsidiary, Finges Investment BV ("Finges"), beneficially owns 336,801,333 Ordinary Shares, representing approximately 34.45% of the current issued ordinary share capital of Xstrata. On 8 January 2007, Glencore International notified Xstrata that these Ordinary

Shares are registered in the name of HSBC Bank plc ("HSBC"). Xstrata understands that a substantial portion of this holding is subject to collateral or similar arrangements related to the provision of finance to Glencore, which may be documented as loans, derivative transactions (including repurchase agreements or forward sales contracts) or otherwise. One of the exceptions to the lock up contained in the Glencore Undertaking permits Glencore to dispose of interests in Ordinary Shares in the event of any default under Glencore's financing arrangements. See paragraph 21.2 of Part IX — "Additional Information — Material contracts — Glencore Undertaking" for a summary of the exceptions to the lock-up contained in the Glencore Undertaking. As a result, a substantial portion of its interest in Xstrata may become subject to sale, transfer or other disposal and any such sale, transfer or other disposal occurring whether before or after the ex-rights date could reduce the number of Existing Shares which Glencore is interested in to below 30% or to below 34.45% but above 30%. The Takeover Panel has granted a dispensation from any obligation on Glencore to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore's interest being reduced as a result such sales, transfers or other disposals and subsequently being increased again through 30% or, if above 30%, by more than 1% as a result of Glencore subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company. Glencore's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally. Prior to Admission, the Joint Underwriters may terminate their obligations in circumstances where either Glencore or Finges breach their obligations under the Glencore Undertaking or dispose of Existing Shares in which Glencore is interested.

## Commercial relationship

### *General*

The Group believes that it benefits from the various arm's length advisory and marketing arrangements in place with Glencore. The Group further believes that Glencore benefits from these arrangements with the Group.

A number of the Group's operating subsidiaries have entered into long-term agency agreements with Glencore, under which Glencore provides marketing services in exchange for agency fees. These fees are negotiated on arm's length terms and range from 3.5% to 5% of the FOB sales revenue. In a number of instances, Glencore acts as collecting agent and also assumes 60% of the non-payment risk of the Chrome Business's ferrochrome trade receivables and 100% of the non-payment risk of the Chrome Business's vanadium trade receivables.

The nickel agency agreement is a performance arrangement under which the performance floor for Xstrata Nickel is an average of past period performance, with upside achievement in premiums being shared.

### *Xstrata Copper*

On 1 January 2007 Xstrata Copper entered into a service agreement (the "Xstrata Copper Service Agreement") with Glencore for a period of four years under the terms of which Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. Xstrata Copper is required to pay US$2.4 million per annum in fees under this agreement.

In 2004 Xstrata Copper North Queensland entered into sales agreements with Glencore in respect of the total available export allocation of copper cathode and surplus North Queensland copper concentrate not processed through its Mount Isa copper smelter. The sales terms for the copper cathode were the LME price plus a range of premiums that is based on Codelco North Asian CIF Liner Terms, less freight discounts by destination. The sales terms for the copper concentrate were based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges comprised both an annual benchmark and a spot component. Xstrata Copper North Queensland and Glencore agreed to terminate these sales agreements with effect from 1 January 2008. From 1 January 2008, the volumes previously sold under these agreements are instead sold by Xstrata Commodities Middle East on the same terms and conditions, as detailed below. Xstrata Copper North Queensland, on occasion, sells by-products to Glencore and purchases concentrate from Glencore at prevailing spot market prices.

In 2008 Xstrata Copper Minera Alumbrera entered into a frame contract with Glencore for the sale of copper concentrate. The frame contract is for an initial five year period and is "evergreen" thereafter, unless terminated by either party on twelve months notice. The sales terms for the copper concentrate are negotiated annually on arm's length terms and conditions. Xstrata Copper Minera Alumbrera on occasions sells copper concentrate to Glencore at prevailing spot market prices. Xstrata Copper Minera Alumbrera on occasions also sells copper concentrate to Glencore under swap arrangements at prevailing spot market prices.

Xstrata Copper Canada entered into copper concentrate purchase and sale agreements with Glencore for the period between 1 January 2008 and 31 December 2008. These purchase and sale agreements have been renewed for the 2009 calendar year. Purchases and sales under these agreements are at prevailing spot market prices. Xstrata Copper Canada also entered into copper cathode sales agreements with Glencore for the period 1 January 2008 to 31 December 2008. Again, these sales agreements have been renewed for the 2009 calendar year. Sales under these agreements are based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper North Chile also entered into copper cathode sales agreements with Glencore for the period from 1 January 2008 to 31 December 2008. These sales agreements have been renewed for the 2009 calendar year. Sales under these agreements are based on either spot or benchmark terms in accordance with prevailing market conditions. Xstrata Copper North Chile, on occasion, sells and purchases by-products to and from Glencore on commercial arm's length terms.

Xstrata Commodities Middle East has entered into copper cathode sales agreements with Glencore for the period between 1 January 2008 and 31 December 2008. These sales agreements have been renewed for the 2009 calendar year. Xstrata Commodities Middle East has also entered into copper concentrate sales agreements with Glencore on the basis of a three-year frame contract commencing 1 January 2008. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

All sales transactions with Glencore are on arm's length terms and conditions.

### *Xstrata Coal*

Xstrata Coal Marketing AG and Xstrata (Schweiz) AG entered into a Market Advisory Agreement with Glencore International on 2 March 2002 (the "Market Advisory Agreement"). Pursuant to the Market Advisory Agreement, Glencore International, for a fee of US$0.50 per tonne of attributable sales of coal exported by the Group from Australia or South Africa, acts as the Group's market adviser with respect to its export production of coal (other than Xstrata Coal's share of production from the Cerrejón mine — see further below.) Glencore International advises the Group regarding the placement of its Australian and South African export coal in the world market, the future planning for that placement and market opportunities available for the future sale of export coal. Glencore International also provides the Group's marketing department with real time market intelligence and access to Glencore International's network of global offices. In providing such services Glencore International has agreed not to act for the greater benefit of itself to the disadvantage of the Group. See below in this Part II — "Information on the Xstrata Group — Relationship with Glencore — Relationship with major shareholder".

The Market Advisory Agreement remains in full force and effect for a period of 20 years, with a review of the fee at the end of each fifth year of its term. The Market Advisory Agreement may be terminated by Xstrata Coal Marketing AG after giving 45 days' notice if any person (together with its affiliates) holds, directly or indirectly, 50% or more of the issued share capital of Glencore International. The Market Advisory Agreement may also be terminated by either party with immediate effect if:

- the other party commits a material breach of the agreement and fails to remedy the breach, if capable of remedy, within 30 days of receiving written notice from the other party identifying such breach; or
- the other party enters into liquidation or is declared insolvent.

Xstrata (Schweiz) AG has agreed to guarantee the performance by Xstrata Coal Marketing AG of its obligations under the Market Advisory Agreement.

On 5 January 1995, Cumnock entered into a sales and marketing agreement with Glencore under which Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal for a commission of US$0.75 per tonne for all coal sold by Cumnock. Glencore and Cumnock agreed to terminate this agreement with effect from 7 November 2008, with the consequence that future export tonnes will be subject to the Market Advisory Agreement.

From time to time, the Group enters into market standard forward commodity price contracts with Glencore International as counterparty. In 2008 the Group entered into market standard forward commodity price derivatives for 1,965,000 tonnes (compared to 60,000 tonnes in 2007) with Glencore as counterparty. During the year ended 31 December 2008, 105,000 tonnes at an average FOB price of US$64.59 per tonne were delivered (compared to nil

in 2007). At 31 December 2008, 2,340,000 tonnes (compared to 60,000 tonnes in 2007) were contracted with Glencore for delivery in 2009. These derivatives are on arm's length terms and conditions.

During the year ended 31 December 2008, 142,414 tonnes were borrowed from Glencore and 342,620 tonnes were transferred back to Glencore, with nil tonnes owed to Glencore at 30 June 2008 (as at 31 December 2007, 200,206 tonnes were owed to Glencore), in each case on arm's length terms and conditions.

All other coal purchases and sales with Glencore International are on arm's length terms and conditions.

In 2006 the Group entered into a three year fuel supply agreement with Glencore to supply diesel fuels to the Group's coal mines in New South Wales and Queensland. Under this supply agreement, US$116.3 million worth of fuel was delivered during the year ended 31 December 2008 (US$69 million worth of fuel was delivered during the year ended 31 December 2007). The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel.

In 2005, Cerrejón entered into a four year fuel supply agreement with Glencore to supply diesel fuels. The Group's fuel purchases under this agreement for the year ended 31 December 2008 were US$92.5 million (the Group's fuel purchases under this agreement for the year ended 31 December 2007 were US$48 million). The supply agreement is on arm's length terms and prices change for each shipment according to the world market price per barrel.

***Xstrata Nickel***

In March 2007, Xstrata Nickel entered into sole distributorship agreements with Glencore for its nickel, cobalt and ferronickel production. These agreements continue until 31 December 2012 and are automatically renewed for successive three-year periods, unless terminated by either party on not less than 12 months' notice prior to the end of the original term or any renewed term, or unless Xstrata Nickel permanently ceases production of these metals. Xstrata Nickel, at its sole discretion, may cease, suspend or reduce production at any time. Glencore is obliged to distribute the products with all due care and diligence and to cultivate and maintain good relations with purchasers and potential purchasers in accordance with sound commercial principles and taking into account Xstrata Nickel's business principles. All sales terms and conditions are on an arm's length basis. For nickel and cobalt sales, the price basis is the month following the month of delivery to Glencore with reference to, in the case of nickel, the monthly average LME cash "sellers" settlement price and, in the case of cobalt, metal bulletin low grade. For ferronickel, the price basis is with reference to the price quoted on the LME at a time linked to the sale to the end customer. Accordingly, provisionally priced nickel, ferronickel and cobalt revenues are subject to final price adjustments at the time of sale. During the year ended 31 December 2008, Xstrata Nickel sold to Glencore 89,567 tonnes of nickel, 3,137 tonnes of cobalt, and 19,845 tonnes of nickel in ferronickel compared with 71,150 tonnes of nickel, 2,708 tonnes of cobalt, and 24,212 tonnes of nickel in ferronickel for the period from the commencement of these agreements to 31 December 2007. In addition, Glencore pre-pays to Xstrata Nickel in two equal instalments each month 100% of the value of that month's planned production. The pre-payment balance as at 30 June 2008 amounted to US$54 million.

Xstrata Nickel has two agreements with Glencore for the treatment of approximately 2,000 tonnes per annum of white alloy raw material feeds to its Nikkelverk refinery in Norway and the Sudbury smelter in Canada. The contracts include both a metal purchase component and a metal return component. The term of the contracts is to the end of 2009, continuing indefinitely thereafter unless terminated by either party on six months' notice given not earlier than 1 July 2009. Treatment and refining charges to Glencore are subject to price participation adjustments based on prevailing market prices.

Xstrata Nickel has entered into a purchase agreement with Glencore for a one-off delivery in early 2009 of approximately 200 wmt of nickel cobalt mixed sulphide feed to the Nikkelverk refinery. Pricing terms are based on prevailing market rates.

***Xstrata Zinc***

On 1 January 2007, Xstrata Zinc renewed a service agreement with Glencore (the "Xstrata Zinc Service Agreement") for a period of four years. Under the terms of this service agreement, Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. The fees payable by Xstrata Zinc to Glencore under the Xstrata Zinc Service Agreement are US$2.4 million per annum.

In 2004, Xstrata Zinc entered into an agreement with Glencore for the purchase of 380,000 dmt per annum of zinc concentrate. This agreement was on an 'evergreen' basis, but was terminated by agreement during 2008. Treatment charges in respect of purchases under this agreement were negotiated annually on an arm's length basis.

Xstrata Zinc (San Juan de Nieva and Nordenham) has entered into a sale agreement with Glencore in respect of SHG zinc slabs or CGG ingots. During the financial year ended 31 December 2008 210,000 tonnes were supplied. This compares with 217,500 tonnes supplied during the year ended 31 December 2007. Sales under this agreement are based on market FOB/CPT prices, plus the respective market premium.

Xstrata Zinc (McArthur River) has entered into an agreement with Glencore to sell to Glencore 281,600 wmt of zinc concentrate per annum. The initial term of this agreement runs until 31 December 2009, after which it will become 'evergreen' in nature, unless terminated by the parties. Treatment charges under this agreement are negotiated annually on an arm's length basis.

Xstrata Zinc (Mount Isa) has entered into three agreements with Glencore to supply zinc concentrate to Glencore. Two of these agreements had an initial term until 31 December 2008, after which they became 'evergreen' in nature. The first agreement is to supply 90,000 wmt per annum. The second agreement is to supply from 80,000 up to 100,000 wmt per annum, for the purpose of swapping Mount Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually on an arm's length basis. The third agreement was for the supply of 30,000 wmt during the 2008 calendar year only, for the purpose of swapping Mount Isa concentrate for the same volume to be delivered to Xstrata's European smelters at equivalent terms. In addition to these contracted sales, during the financial year ended 31 December 2008 an additional 64,000 wmt of zinc concentrate was sold to Glencore at prevailing spot market prices.

Xstrata Zinc Canada has entered into sales agreements with Glencore to supply it with 12,510 tonnes per annum of SHG zinc slabs and 14,000 tonnes per annum of SHG zinc slabs and "jumbo" size zinc ingots. Sales under these agreements are based on market delivery duty paid plus the respective market premium. Since 1 January 2008 Xstrata Zinc Canada has also sold additional SHG and HG zinc slabs, and "jumbo" size zinc ingots at prevailing spot market prices.

Xstrata Zinc Canada has entered into a frame contract with Glencore for the sale of surplus Brunswick lead concentrate. During the financial year ended 31 December 2008, Xstrata Zinc Canada sold to Glencore 14,000 wmt of lead concentrate and 220,000 wmt of zinc concentrate at prevailing spot market prices.

All purchase and sales transactions with Glencore are on arm's length terms and conditions.

***Xstrata Alloys***

*Chrome operations*

Xstrata South Africa and Merafe have a ferrochrome marketing agreement with Glencore International under which Glencore acts as the exclusive world-wide marketing agent for the sale of the PSV's entire production of ferrochrome, other than ferrochrome sold into the United States, Canada and certain Asian countries.

The agreement continues for the duration of the PSV. Glencore International is obliged to use its best endeavours to arrange sales of ferrochrome to customers at prevailing market rates, subject to initial agreement and approval by Xstrata South Africa. Glencore International is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers. Glencore International assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales. The PSV also pays to Glencore International a monthly market analysis and administration fee of US$50,000.

If at any time Glencore International notifies the PSV that it is unable to find purchasers for the PSV's full production of ferrochrome for any period or has difficulty in assessing any market, the PSV is entitled to seek purchasers of that quantity of ferrochrome or to sell ferrochrome into the market concerned, provided that a price floor is met. Glencore International is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales.

Ferrochrome sold into the United States and Canada is distributed by Glencore under two distribution agreements. These agreements continue indefinitely, with either party having the right to terminate the agreement on 12 months' notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the

distribution agreement is substantially the same as the percentage of commission payable under the ferrochrome marketing agreement.

Mitsui & Co. Limited ("Mitsui & Co.") is the appointed distribution agent of the Xstrata Group for ferrochrome sales into China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A change in distribution agent for sales into these countries must be done with the consent of Glencore International. Mitsui & Co. is entitled to receive 2.5% sales commission on sales revenue FOB value for tonnages above 30,000 and up to 75,000 and 3.5% of the sales revenue FOB value for tonnages exceeding 75,000 but not exceeding 105,000 per annum. The distribution agreement with Mitsui & Co. is co-terminous with the operating agreement between Xstrata South Africa and Mitsui Minerals Development South Africa ("MMDSA") in relation to the Xstrata's Lydenburg ferrochrome plant situated in South Africa. MMDSA owns a 12.5% undivided share in the fixed assets of the Xstrata Lydenburg plant, of which Xstrata South Africa acts as independent contractor. This ownership entitles MMDSA to 12.5% of the rated capacity (capped at 240,000 tonnes) of ferrochrome produced at an amount equal to FOB cost per tonne plus 3.5% of the FOB export price for the products taken. Upon termination of the operating agreement and the distribution agreement, Xstrata South Africa will be obliged to purchase the 12.5% undivided share of the fixed assets of the plant from MMDSA at the prevailing market price.

*Vanadium operations*

In 2005, Xstrata South Africa entered into a 13-year marketing agreement with Glencore International in respect of Xstrata South Africa's entire production of vanadium, other than vanadium sold into the United States and Canada.

Glencore International is obliged to use its best endeavours to arrange sales of vanadium pentoxide, ferrovanadium, ammonium meta-vanadate and vanadium trioxide to customers at prevailing market rates, subject to initial agreement and approval by Xstrata South Africa. Xstrata South Africa is obliged to pay to Glencore International an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 100% of the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its own products in the market. Glencore International is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold by the Group into the United States and Canada are distributed by Glencore under two distribution agreements. The distribution agreements have the same term as the marketing agreement. The direct costs incurred by Glencore and a distribution fee of 2.5% on FOB sales revenue are deducted from the final price payable by Glencore to Xstrata South Africa for the vanadium pentoxide or ferrovanadium.

## Relationship with major shareholder

On 20 March 2002, Glencore International and Xstrata entered into an agreement (the "Relationship Agreement") which regulates the ongoing relationship between them. The principal purpose of the Relationship Agreement is to ensure that Xstrata is capable of carrying on the Group's business independently of Glencore International and that transactions and relationships between Glencore and the Group are at arm's length and on normal commercial terms. The Relationship Agreement will continue for so long as the Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and Glencore International is Xstrata's controlling shareholder (as such term is defined in the Relationship Agreement). Currently, a controlling shareholder is a person who holds either 30% or more of the votes exercisable at general meetings of Xstrata or has the right to control the appointment of the majority of the directors of Xstrata. As stated above in Part II — "Information on the Xstrata Group — Relationship with Glencore — Overview", so far as Xstrata is aware, Glencore International, through its wholly-owned subsidiary, Finges, beneficially owns 336,801,333 Ordinary Shares, representing approximately 34.45% of the current issued ordinary share capital of Xstrata. On 8 January 2007, Glencore International notified Xstrata that these Ordinary Shares are registered in the name of HSBC.

Under the Relationship Agreement:

- Xstrata and Glencore International agree that transactions and relationships between the Group and Glencore will be conducted at arm's length and on a normal commercial basis;

- Xstrata and Glencore International agree to ensure that Xstrata is capable, at all times, of carrying on its business independently of any member of Glencore;
- Glencore International is only permitted to nominate a maximum of three directors of Xstrata or (if lower or higher) such number of directors of Xstrata nominated by Glencore International as is equal to one less than the number of independent directors. Glencore International previously nominated three directors to the board of directors of Xstrata. However, following Mr. David Issroff's resignation from the board of directors of Xstrata with effect from 20 May 2006, Glencore International currently only has two nominees on the board of directors of Xstrata, being Messrs. Strothotte and Glasenberg;
- directors of Xstrata nominated by Glencore International are not permitted, unless the independent directors agree otherwise, to vote on any resolutions of Xstrata's board of directors to approve any aspect of the Group's involvement in or enforcement of any arrangements, agreements or transactions with any member of the Glencore Group; and
- Glencore International undertakes to procure that Glencore shall not exercise its voting rights to procure amendment to the constitutional documents of Xstrata which would be inconsistent with, or undermine, the Relationship Agreement.

The Group believes that the terms of the Relationship Agreement as described above enable it to carry on its business independently from Glencore.

## Recent developments

In an uncertain environment in which there is lower demand for commodities and little visibility into future commodity prices and cash flows, Xstrata has acted quickly to forgo or defer a substantial proportion of its discretionary sustaining and/or expansionary capital expenditure, reduce uneconomic production, close mines or facilities or put mines or facilities on care and maintenance. For more details on the Group's plans in this respect, beyond those discussed in this Part II, see Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current Trading and Prospects".

### The Group

Between August and October 2008 the Xstrata Group acquired a stake of approximately 24.9% in platinum producer Lonmin, for a total cash consideration of approximately £991 million (approximately US$1,878 million) funded entirely through the Xstrata Group's debt facilities. Further information is set out in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Acquisitions and disposals".

### Xstrata Copper

During the second half of 2008 the following developments took place:

- El Morro SCM submitted the Environmental Impact Study for its El Morro copper project to the Environment Commission ("CONAMA") for the region of Atacama, Chile. This represented an important step for the project, which includes the building of a copper mine at El Morro;
- Compañia Minera Antamina S.A. ("Antamina") announced a 77% increase to the mineral reserve estimate for the Antamina deposit. This new reserve estimate of 745 million tonnes represents an increase of approximately 325 million tonnes of ore from the previous reserve estimate of 420 million tonnes as at 1 January 2008. Both grades and tonnages have increased for all reserve categories. Antamina will engage in studies to evaluate expansion alternatives based on the increased ore reserves base, with expanded production capacity of around 30% already indicated by the prefeasibility study;
- Xstrata Copper announced an investment of C$121 million (approximately US$126 million (as at 6 August 2008)) to deepen and extend the life of the underground Kidd Mine located in the Timmins area of Northern Ontario, Canada, although some planned capital expenditure has been deferred past 2009.
- During September 2008 Xstrata Copper purchased a 17.83% stake in Indophil Resources from Lion Selection for A$82 million (approximately US$68 million) or A$1.17 a share. The acquisition followed the expiry of

Xstrata's offer for Indophil at A$1.28 per share on 29 August, 2008 and brought Xstrata's total shareholding in Indophil to 19.99%. Indophil's flagship asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines. Xstrata Copper has management control and holds 62.5% of the issued common shares in Sagittarius Mines Inc, the holder of the project; and

- In November 2008, Indophil Resources' shareholders approved a resolution to provide the Indophil board with an open-ended mandate to sell up to all of its 34.23% interest in the Tampakan copper project. Indophil has been working closely with Alsons Corporation (with whom Indophil has signed a memorandum of intent in respect of the Tampakan sale) to finalise the structural elements of a possible transaction. Further optimisation work and trade-off studies are being undertaken following the delivery of the findings of the extended pre-feasibility study in December 2008. Any decision by the funding joint venture partners to undertake further development will be subject to the results of such studies and prevailing market conditions.

### Xstrata Coal

During the second half of 2008 the following development took place:

- On 16 December 2008 Xstrata announced the suspension of longwall operations at Oaky No. 1 underground coking coal mine, part of the Oaky Creek Coal complex in Central Queensland. The suspension is in response to reduced market demand and sales for hard coking coal resulting from the continued global economic crisis and downturn in the steel and manufacturing industries. Xstrata intends to meet customers' needs from stockpiles and the continued operation of the adjoining Oaky North mine. Xstrata will also continue to invest in the Oaky No. 1 mine via the continuation of a development unit, to ensure it is well positioned to resume operations quickly when demand improves to an appropriate level.

### Xstrata Nickel

During the second half of 2008 the following developments took place:

- On 19 August 2008, Falcondo announced that it was temporarily suspending its ferronickel mining and processing operations in the Dominican Republic, as a result of market conditions, under a shutdown originally anticipated to last four months. During this shutdown, furnace repairs and maintenance activities were conducted. Subsequently, on 4 December 2008 Falcondo announced that it would continue the shutdown of its nickel production operations until further notice, placing them under care and maintenance. With approximately 900 employees being laid off, approximately 30% of the operation's full time employees were retained to provide care and maintenance, operate the power plant providing energy to the Dominican Republic grid, conduct progressive mine rehabilitation and reforestation activities and continue work on the energy conservation project to move from oil to a viable alternative energy source; and
- On 13 November 2008, Xstrata Nickel announced plans to cease operations at the Craig and Thayer — Lindsley nickel mines in the Sudbury area ahead of schedule, both of which are approaching the end of their productive lives. This initiative accelerates the transition from older mines to lower cost operations.

### Xstrata Zinc

During the second half of 2008 the following developments took place:

- In July 2008 Xstrata announced the closure of the joint venture Lennard Shelf mine in Western Australia. The mine had become uneconomic after the sharp decline in zinc and lead prices. Higher energy and labour costs and lower than planned production had also contributed to rendering the project uneconomic; and
- The expansion of the McArthur River concentrator to increase capacity to 2.5 Mtpa of ore was commissioned in late 2008. In the light of current market conditions, however, production at McArthur River continued at 2.0 Mtpa of ore. In December 2008, the Australian federal court overturned the Group's local government authority to divert a section of the McArthur River from a planned open-cut zinc mine on the basis of a lawsuit filed by the Northern Land Council. Following the appeal judgment, mining operations at the open pit were suspended. Although processing of previously stockpiled ore continued initially, as a result of the consultation period that was required between the minister deciding to recommend that approval be granted and approval actually being granted, it was necessary to place the mine on care and maintenance for a while.

### Xstrata Alloys

During the second half of 2008 the following developments took place:

- The Xstrata-Merafe chrome venture announced in December 2008 and January 2009 the temporary suspension of seventeen ferrochrome furnaces representing some 1.37 million tonnes or 80% of annual operating capacity. A total of two furnaces at Boshoek, six furnaces at Rustenburg, two furnaces at Lydenburg, one furnace at Lion and six furnaces at Wonderkop will remain suspended until market conditions improve. The Xstrata-Merafe chrome venture will continue to monitor prevailing market conditions closely. No lay-offs are anticipated for permanent employees at the furnaces, which Xstrata believes will enable the venture to regain production capacity quickly and efficiently when market conditions allow;
- Xstrata acquired 24.9% of Lonmin's issued ordinary share capital. Lonmin is the world's third largest primary platinum producer, with mines in South Africa from which ore is mined and concentrated, before being processed through smelters and refineries to deliver finished metals to the market. Lonmin believes that it has total mine life in excess of 100 years and is the lowest-cost integrated producer of PGMs in the Bushveld Complex. Lonmin has stated that it produced 732,125 ounces of platinum in concentrate (1.4m ounces of total PGMs) and sold 726,918 ounces of platinum (1.4m ounces of total PGMs) during Lonmin's financial year ended 30 September 2008. Further information is set out in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Acquisitions and disposals". See also the section of this document headed "Important Information — Presentation of Information on Lonmin"; and
- Genorah Resources ("Genorah"), Nkwe Platinum Limited ("Nkwe") and Xstrata Alloys have signed a binding heads of agreement granting Xstrata Alloys an exclusive option to acquire a 50% interest in five PGM properties (collectively the farms Hoepekrantz, Nooitverwacht, Eerste Geluk, Garatouw and De Kom) situated on the Eastern Limb of the Bushveld Igneous Complex. A valid "New Order Prospecting Right" has been granted over the properties by the Department of Minerals and Energy. Nkwe and Genorah are currently conducting a bankable feasibility study over the properties and have already delineated a significant resource base of over 20 million ounces of PGMs, with a target mineralisation base of approximately 100 million ounces of PGMs. Xstrata Alloys believes that these properties have the potential to achieve an annualised production of one million ounces of PGM.

## Statutory authorisations, licences and concessions

### Xstrata Copper

***Copper and gold assets***

Mineral rights at Xstrata Copper's various operations are held through mining tenements. No separate surface rights exist in relation to the properties. A summary of the mining tenements directly involved in actual operations is shown in the table below.

Status of Xstrata Copper's copper and gold asset mining tenements

Ernest Henry mine tenements

| Tenement | Tenement Name | Original Granted | Expires | Comments |
|---|---|---|---|---|
| ML2671 | Savage 33 | 28 November 1974 | 30 November 2025 | Active mining area |
| ML90041 | EHM 1 | 1 December 1995 | 30 November 2016 | Active mining area |
| ML90072 | EHM A | 1 December 1995 | 30 November 2025 | Active mining area |
| ML90075 | EHM B | 1 December 1995 | 30 November 2025 | Active mining area |
| ML90085 | EHM C | 1 April 1996 | 31 March 2026 | Active mining area |
| ML90100 | EHM D | 1 June 1996 | 31 May 2026 | Active mining area |
| ML90107 | EHM E | 1 September 1996 | 30 August 2026 | Active mining area |
| ML90116 | EHM F | 1 October 1996 | 30 September 2026 | Active mining area |
| TL203701 | | 18 August 1995 | 17 August 2045 | 7,000 ha surrounding active mining leases |
| TL207781 | | 21 September 1996 | 20 September 2046 | EHM accommodation village |

Mount Isa mine tenements

| Tenement | Tenement Name | Original Granted | Expires | Comments |
|---|---|---|---|---|
| ML8058 . . . . . . . . . . . . . . . . | Mount Isa Consolidated | 1 December 1986 | 30 November 2036 | As granted under MIMLA Act |

The Ernest Henry and Mount Isa tenements are located in Queensland, Australia.

Principal terms and conditions for Queensland mining concessions not covered by specific legislation such as the "MIMLA Act" include the requirement to have an "Environmental Authority" issued by the Environmental Protection Agency ("EPA") and a Plan of Operation ("POO") lodged with the EPA. The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the Department of Natural Resources and Mines ("DNRM"). The level of financial assurance required to be lodged with the government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine, which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous estimates and has in the case of mines of third parties outside of the Xstrata Group, significantly altered and increased agreed calculations for total rehabilitation cost. There is no indication that the EPA will alter the calculation for the total rehabilitation cost of sites operated by the Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

### *Alumbrera mine*

The Alumbrera mine is located in the Catamarca province in Argentina.

| Tenement | Tenement Name | Original Granted | Expires | Comments |
|---|---|---|---|---|
| YMAD . . . . . . . . . . . . . . . . . . . . | YMAD Lease | 27 April 1994 | 25 February 2017 (mine life) | 600 ha area lease |

Alumbrera is required to submit environmental management reports every two years to the Provinces of Catamarca and Tucuman, Argentina. The reports present the results of environmental monitoring conducted at the mine and set out any specific changes or issues. The report that is provided to the Catamarca Province addresses the mine and mineral processing operations and the concentrator pipeline operation within the Catamarca Province. The report that is provided to the Province of Tucuman addresses the pipeline and filter plant operations. The Xstrata Group has submitted all required reports. The Argentine authorities have stated that they do not require any financial assurances in relation to Alumbrera.

In order to retain the mining concession an annual payment of ARS 4800 must be made to the authority. Alumbrera has made all such required payments.

### *Altonorte smelter*

The Altonorte copper smelter is located in northern Chile.

*Summary of property holdings*

The following table sets out the mining development concessions for the Xstrata Group's installations at the Altonorte site. All of the concessions have been granted and are maintained by the payment of annual taxes.

| Mining development concession | Record number | Area (ha) | Date of filing of mining development claim | Regulatory Ruling |
|---|---|---|---|---|
| OLGA 1 AL 50 | 7.720 | 500 | 5 September 1991 | 30 December 1992 |
| NORTE UNO 1 AL 36 | 17.274 | 180 | 26 February 1999 | 22 November 2000 |
| NORTE DOS 1 AL 10 | 17.272 | 50 | 26 February 1999 | 22 November 2000 |
| AMANDITA 1 AL 2 | 17.273 | 10 | 26 February 1999 | 22 November 2000 |
| ALTO 1 AL 52 | 17.275 | 260 | 26 February 1999 | 22 November 2002 |
| ANDREITA 1 AL 28 | 32.665 | 132 | 12 May 2000 | 27 March 2002 |
| LORENITA 1-54 | 725.2007 | 216 | 5 October 2007 | |
| **Total area** | | 1,348 | | |

### *Antamina*

The Antamina operation is located in the Andes mountains in Peru, approximately 270 kilometres north of Lima at an elevation of 4,300 metres.

*Summary of property holdings*

Antamina

The property consists of 70 concessions covering 7,725.25 hectares located in the San Marcos District, in the Province of Huari.

Antamina No 1

The property consists of five concessions covering 4,014 hectares located in the San Marcos District, in the Province of Huari.

Antamina — Huarmey

The property consists of six concessions covering 3,500 hectares located in the Huarmey and Paypay Districts, in the Province of Huarmey.

Anta concessions

There are 45 concessions covering 41,700 hectares located in the province of Huari in the region of Ancash, and in the Province of Huamalies, in the region of Huanuco, that have not been unified in a single property.

### *Single listed concessions*

There are six other concessions that have not been unified in a single property: four of them covering 3,000 hectares in the San Marcos District in the Province of Huari, and one covering 400 hectares in the Huarmey District in the Province of Huarmey.

### *Collahuasi*

The Collahuasi property consists of 435 exploitation concessions covering 128,621 hectares and 184 exploration concessions covering 61,800 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario. The Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains. Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper mineralisation at the adjacent Rosario West deposit.

*Summary of property holdings*

The following table sets out the exploitation concessions covered by the Collahuasi property:

| Property | Number of exploitation concessions | Area (ha) |
|---|---|---|
| Sector Yacimiento | 184 | 35,399 |
| Sociedad Contractual Minera Michincha | 39 | 22,820 |
| Comuna de Iquique | 18 | 2,127 |
| Comuna de Pica | 112 | 52,859 |
| Comuna de Pozo Almonte | 55 | 6,440 |
| Sector Huasco | 26 | 6,650 |
| Pertenencias Zona de Interes | 44 | 15,101 |

***Tintaya***

*Summary of property holdings*

The property consists of 18 concessions covering 3,598.115 hectares, as well as two production concessions consisting of two treatment plants (one oxide, the other sulphide). All of these concessions are located in the Espinar District in the Province of Espinar in the Cusco region of Peru.

Xstrata Tintaya S.A. holds a total of 111 mining concessions (including 18 relating to the Tintaya Project and the two production concessions). The following chart includes a brief summary of them:

| Group of Concessions | Number | Area (ha). |
|---|---|---|
| UEA Tintaya | 18 | 3,598.1150 |
| Ore processing claim | 2 | — |
| Antapaccay | 8 | 3,224.7427 |
| Corrocohuayco | 6 | 10,993.0588 |
| Concessions without activity | 79 | 71,474.8614 |
| **Total** | 113 | 89,290.7779 |

The Tintaya project also holds the following main licences and permits:

| Name of Licence/Permit | Issue Date |
|---|---|
| Sulphide EIA Approval | April 1997 |
| Oxide EIA Approval | December 1996, July 2004 |
| Huinipampa Tailings Dam EIA Approval | July 2001 |
| Sulphide Beneficiation concession (19,400 TM/day) | April 1991 |
| Oxide Beneficiation Concession (10,000 TM/Day) | July 2004, August 2005 |
| Mining Operation Certificate | Semester Renewal |
| Global Explosive Authorisation | Semester Renewal |
| Water Rights | January 1991, January 2001 |

***Las Bambas***

*Summary of property holdings*

There is an option contract for the Las Bambas project, signed between Xstrata and the Peruvian Government, which will allow Xstrata to be the title holder of the mining concessions that are included in this project as soon as the option is exercised. Currently Xstrata does not hold any mining tenements for the Las Bambas project.

***Regional exploration Xstrata Peru S.A. (XPSA)***

*Summary of property holdings*

Xstrata has undertaken regional exploration in Southern Peru. There are 13 mining concessions held by Xstrata Perú S.A., covering 10,200 hectares.

***Kidd Creek mining division, Ontario, Canada***

The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Province of Ontario. The properties owned by the Xstrata Group comprise 17 patented and leasehold half lots.

*Summary of property holdings*

| Parcel | Location | Lease number | Acres | Expiry |
|---|---|---|---|---|
| **Leased Land** | | | | |
| 377 LC........ | S ½ N 1/2 Lot 3 Con 3 | 105419 (formerly 101723) | 80.00 | 1 October 2009 |
| 300 LC........ | N 1/2 N 1/2 Lot 3 Con 3 | 104924 (formerly 101150) | 80.00 | 1 September 2009 |
| 301 LC........ | S ½ N 1/2 Lot 4 Con 4 | 104925 (formerly 101151) | 161.00 | 1 August 2009 |
| 302 LC........ | S ½ Lot 1 Con 4 | 104926 (formerly 101152) | 160.00 | 31 August 2009 |
| **Total Leased Land** | | | 481.00 | 195 Hectares |
| **Patented Land** | | | | |
| 14985 SEC..... | N 1/2 Lot 1 Con 3 | | 160.00 | Mining and Surface |
| 11471 SEC..... | N 1/2 Lot 2 Con 4 | | 160.00 | Mining and Surface |
| 13569 SEC..... | N 1/2 Lot 3 Con 4 | | 160.00 | Mining and Surface |
| 13571 SEC..... | Pt. N 1/2 Lot 4 Con 4 | | 160.00 | Mining and Surface |
| 15114 SEC..... | S ½ Lot 3 Con 5 | | 159.00 | Mining and Surface |
| 14980 SEC..... | N 1/2 Lot 3 Con 5 | | 159.00 | Mining and Surface |
| 12757 SEC..... | N 1/2 Lot 4 Con 5 | | 160.50 | Mining and Surface |
| 13574 SEC..... | S Pt. Lot 4 Con 4 | | 160.50 | Mining and Surface |
| 11998 SEC..... | N 1/2 Lot 1 Con 4 | | 160.50 | Mining and Surface |
| 14117 SEC..... | N 1/2 Lot 5 Con 5 | | 159.50 | Mining and Surface |
| 14118 SEC..... | N 1/2 Lot 6 Con 5 | | 159.50 | Mining and Surface |
| **Total Patented Land** | | | 1,758.50 | 712 Hectares |
| **Total** | | | 2,239.50 | 907 Hectares |
| **Surface Leases** | | | | |
| 16186 SEC..... | Pt. Lot 2 Con 4 | 266303 | 3.00 | 1 Hectare |
| **Surface Patent** | | | | |
| 19299 SEC..... | S ½ Lot 5 Con 5 | | 159.50 | 65 Hectares |
| | | | 159.50 | |
| **Total** | | | 2,402.00 | 973 Hectares |

### *Kidd Creek Metallurgical Division, Ontario*

The ore from Kidd Creek Mining Division is transported by a railway owned by the Xstrata Group to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometres southeast of the Kidd Mine.

*Summary of property holdings*

| Parcel | Location | Lease number | Acres |
|---|---|---|---|
| **Leased Land** | | | |
| 1813 LC | S 1/2 Lot 1 Con 2 | 104882 | 160.00 |
| | | | 160.00 |
| **Patented Land** | | | |
| 14342 SEC | N 1/2 Lot 1 Con 1 | | 160.00 |
| 15468 SEC | S Pt. N Lot 1 Con 1 | | 160.00 |
| **Total** | | | 320.00 |
| | | | 480.00 |
| **Surface Rights Only Leased Land** | | | |
| 8654 SEC | NE Pt. S 1/2 Lot 3 Con 1 | Private Lease | 29.70 |
| 17302 SEC | S Pt. N 1/2 Lot 3 Con 1 | Private Lease | 3.80 |
| 1815 LC | N 1/2 Lot 1 Con 2 | 104882 | 160.00 |
| 1815 LC | S 1/2 Lot 2 Con 2 | 104882 | 159.00 |
| 1819 LC | N 1/2 Lot 4 Con 2 | 106982 | 159.52 |
| 1830 LC | N 1/2 Lot 5 Con 2 | 107061 | 231.60 |
| 1830 LC | S 1/4 Lot 5 Con 2 | 107061 | 72.08 |
| 1815 LC | S 1/2 Lot 1 Con 3 | 104882 | 160.00 |
| 1815 LC | S 1/2 Lot 2 Con 3 | 104882 | 158.50 |
| 1817 LC | All Lot 2 Con 4 | 106594 | 315.00 |
| | | | 1,449.20 |
| **Patented Land** | | | |
| 14830 SEC | N 1/2 Lot 2 Con 2 | | 159.00 |
| 14579 SEC | N 1/2 Lot 3 Con 2 | | 159.50 |
| 22881 SEC | S 1/2 Lot 3 Con 2 | | 159.52 |
| 17165 SEC | N 1/2 Lot 1 Con 3 | | 160.00 |
| 17164 SEC | N 1/2 Lot 2 Con 3 | | 158.50 |
| 15608 SEC | S 1/2 Lot 3 Con 3 | | 160.50 |
| 15512 SEC | N 1/2 Lot 4 Con 3 | | 161.00 |
| 15514 SEC | S 1/2 Lot 4 Con 3 | | 161.00 |
| 17152 SEC | N 1/2 Lot 3 Con 4 | | 158.50 |
| 17151 SEC | S 1/2 Lot 3 Con 4 | | 158.50 |
| 17154 SEC | N 1/2 Lot 4 Con 4 | | 152.50 |
| 17153 SEC | S 1/2 Lot 4 Con 4 | | 152.50 |
| | | | 1,901.02 |
| **Total** | | | 3,350.22 |

### *Horne smelter, Quebec, Canada*

The Horne smelter is located in Rouyn-Noranda, Quebec.

*Summary of property holdings*

| Mining Concession | Area (ha) | Renewal date |
|---|---|---|
| 156 Pt. A | 26.71 | 31 January 2009 |
| 247 Pt. A | 97.93 | 31 January 2009 |
| 156 Pt. B | 191.96 | 31 January 2009 |
| 243 | 224.90 | 31 January 2009 |
| 372 | 24.11 | 31 January 2009 |
| 171 | 27.92 | 31 January 2009 |
| 148 | 183.73 | 31 January 2009 |
| 163 Pt. A | 208.41 | 31 January 2009 |
| 235 | 202.34 | 31 January 2009 |

### *Lomas Bayas, Chile*

The Lomas Bayas mine comprises eight exploitation concessions covering approximately 2,322 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,126.5 hectares. The Xstrata Group also holds 25 exploitation concessions and has made two exploitation concession applications covering approximately 4,669 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit, as well as 61 exploration concessions and two exploitation concession applications covering an area around the Fortuna de Cobre deposit.

The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres northeast of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

*Summary of property holdings*

The following table sets out the mining development concessions for the Xstrata Group's Lomas Bayas operations. All of the concessions have been granted.

| Mining development concession | Record number | Area (ha) | Date of Filing | Date of Regulatory ruling |
|---|---|---|---|---|
| ABUSIMBEL 1 AL 23 | 5.298 | 230 | 24 February 1992 | 15 March 1993 |
| AYQUINA 1 AL 30 | 8.839 | 300 | 2 September 1992 | 7 October 1993 |
| LAS PENAS 1 AL 30 | 8.837 | 300 | 2 September 1992 | 7 October 1993 |
| LO VASQUEZ 1 AL 30 | 8.838 | 300 | 2 September 1992 | 7 October 1993 |
| GIZEH 1 AL 30 | 5.299 | 300 | 24 February 1992 | 15 March 1993 |
| NAZCA 1 AL 30 | 5.300 | 292 | 24 February 1992 | 15 March 1993 |
| PELEQUEN 1 AL 30 | 8.836 | 300 | 2 September 1992 | 7 October 1993 |
| MIRTHA 1 AL 30 | 23841 | 300 | 13 August 1992 | 17 September 1993 |
| **Total area** | | 2,322 | | |

The Fortuna de Cobre deposit is adjacent to the Lomas Bayas mine. The following table sets out the mining development concessions for the Xstrata Group's Fortuna de Cobre operations. All of the concessions have been granted.

| Mining development concession | Record number | Area (ha) | Date of filing of mining development claim | Date of Filing | Date of Regulatory ruling |
|---|---|---|---|---|---|
| BALI 1 AL 20 | 10.003 | 200 | — | 22 April 1996 | 6 October 1997 |
| BANGKOK 1 AL 20 | 10.002 | 200 | 19 August 1994 | 22 April 1996 | 6 October 1997 |
| CAPADOCIA 1 AL 14 | 10.004 | 125 | 6 December 1994 | 22 April 1996 | 6 October 1997 |
| CAPADOCIA 15 AL 29 | 10.004 | 150 | 6 December 1994 | 22 April 1996 | 6 October 1997 |
| CONSTANZA 1 AL 30 | 26.531 | 120 | — | 5 November 1994 | 9 May 1998 |
| PETRONILA 21-29 | 24.363 | 40,5 | — | 5 April 1948 | 13 November 1958 |
| ELVIRA 1 AL 10 | 8.185 | 50 | — | 29 March 1955 | 25 October 1956 |
| FORTUNA 1 AL 10 | 22.636 | 50 | — | 9 February 1950 | 12 November 1951 |
| MAX 1 AL 4 Y 11 AL 14 | 5.960 | 33 | — | 6 January 1993 | 7 March 1995 |
| MAX 5 AL 10 Y 15 AL 20 | 5.960 | 48 | — | 6 January 1993 | 7 March 1995 |
| LAOS 1 AL 20 | 10.005 | 200 | 19 August 1994 | 22 April 1996 | 6 October 1997 |
| **Total area** | | 1,216.5 | | | |

### *El Pachón, Argentina*

The El Pachón property is located in the province of San Juan, Argentina at an elevation of 3,600 metres to 4,100 metres, about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine.

*Summary of property holdings*

The property consists of 48 concessions covering 1,882.26 hectares.

### *El Morro, Chile*

The El Morro property is located in Region III, 140 kilometres east of the port of Huasco, at an elevation of 4,000 to 4,300 metres.

*Summary of property holdings*

The property consists of 163 exploitation concessions covering 41,225.98 hectares.

### *West Wall, Chile*

The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 metres to 3,700 metres. A low grade porphyry resource was identified on the property in the 1980s by Minera Anglo American Chile and Noranda discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres to the southwest. Diamond drilling in 2002 and 2005 outlined a secondary enriched blanket of copper mineralisation, underlain by significant primary mineralisation. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Economic evaluation of the mineralisation revealed the zone to be uneconomic, due to moderate grade and significant thickness of barren leach cap.

*Summary of property holdings*

The following table sets out the mining development concessions for the Xstrata Group's West Wall operations.

| Mining development claims | Area (ha) |
|---|---|
| MURITO UNO 1-30 | 300 |
| MURITO DOS 1-20 | 200 |
| MURITO TRES 1-30 | 300 |
| MURITO CUATRO 1-30 | 300 |
| MURITO CINCO 1-30 | 300 |
| MURITO SEIS 1-30 | 300 |
| MURITO SIETE 1-30 | 300 |
| MURITO OCHO 1-30 | 300 |
| MURITO NUEVE 1-20 | 200 |
| MURITO DIEZ 1-30 | 300 |
| MURITO ONCE 1-30 | 300 |
| MURITO DOCE 1-30 | 300 |
| **Total area** | 3,400.0 |

## Xstrata Coal

### *New South Wales coal assets*

The Xstrata Group currently holds all necessary leases, licences and authorisations to cover exploration and mining activities of Xstrata Coal in New South Wales. A summary of the status of the mining leases, licences and authorisations for the Xstrata Group's New South Wales coal assets is set out in the table below.

*Summary of the Xstrata Group's mining leases, licences and authorisations in New South Wales*

| Colliery holding | Lease/licence/ authorisation | Expiry date | Status |
|---|---|---|---|
| Baal Bone | CCL270 | 2024 | Current |
| | CCL749 | 2010 | Current |
| | CL391 | 2013 | Current |
| | ML1389 | 2017 | Current |
| | ML1302 | 2013 | Current |
| | MPL261 | 2011 | Current |
| | ML1607 | 2018 | Current |

| Colliery holding | Lease/licence/ authorisation | Expiry date | Status |
|---|---|---|---|
| Bulga Complex[(1)] | | | |
| SE Extension | ML1494 | 2027 | Current |
| | ML1547 | 2025 | Current |
| | A447 | 2011 | Current |
| | A450 | 2008 | Renewal lodged |
| | EL5277 | 2010 | Current |
| | EL5461 | 2008 | Renewal lodged |
| | CL224 | 2023 | Current |
| Cumnock | CL378 | 2027 | Current |
| | CL392 | 2013 | Current |
| | ML1300 | 2013 | Current |
| | ML1325 | 2014 | Current |
| | ML1327 | 2013 | Current |
| | ML1421 | 2018 | Current |
| | ML1526 | 2023 | Current |
| | MPL311 | 2014 | Current |
| | ML1373 | 2014 | Current |
| | ML1393 | 2027 | Current |
| | A385 | 2011 | Current |
| | ML1502 | 2023 | Current |
| Glendell | CL358 | 2011 | Current |
| | MPL343 | 2011 | Current |
| | ML1410 | 2020 | Current |
| | ML1476 | 2021 | Current |
| | Pt CL382 (sublease) | 2012 | Current |
| | MLA308 | | Application lodged |
| Liddell | CL708 | 2023 | Current |
| | PLL862 | 2012 | Current |
| | PLL863 | 2012 | Current |
| | ML1180 | 2012 | Current |
| | ML1313 | 2008 | Renewal lodged |
| | ML1314 | 2012 | Current |
| | ML1346 | 2015 | Current |
| | ML1407 | 2017 | Current |
| | ML1408 | 2017 | Current |
| | ML1423 | 2018 | Current |
| | ML1552 | 2008 | Renewal lodged |
| | ML1597 | 2028 | Current |
| | A394 | 2008 | Renewal lodged |

| Colliery holding | Lease/licence/ authorisation | Expiry date | Status |
|---|---|---|---|
| Ravensworth Underground | ML1398 | 2027 | Current |
| | ML1416 | 2018 | Current |
| | ML1477 | 2021 | Current |
| | ML1484 | 2003 | Renewal lodged |
| | ML1485 | 2015 | Current |
| | ML1495 | 2022 | Current |
| | ML1506 | 2023 | Current |
| | ML1564 | 2026 | Current |
| | ML1581 | 2027 | Current |
| | ML1591 | 2028 | Current |
| | ML1595 | 2028 | Current |
| | MLA302 | 2029 | Granted |
| | MLA314 | | Application lodged |
| | ML1348 | 2012 | Current |
| | ML1349 | 2023 | Current |
| | ML1580 | 2023 | Current |
| | ML1423 | 2018 | Current |
| | PtCL708 | Novacoal lease[(2)] | Current |
| | (Sublease) | Novacoal lease[(2)] | Current |
| | PtPLL481 | | |
| | (Sublease) | Cumnock lease | Current |
| | PtCL378 | | |
| | (sublease) | | |
| Mount Owen | A423 | 2009 | Current |
| | A429 | 2009 | Current |
| | CL383 | 2012 | Current |
| | CL715 | 2009 | Current |
| | CL6254 | 2009 | Current |
| | ML1355 | 2015 | Current |
| | ML1419 | 2012 | Current |
| | ML1453 | 2020 | Current |
| | ML1561 | 2026 | Current |
| | ML1608 | 2028 | Current |
| Running Stream | AL12 | 2011 | Current |
| Ulan | CCL741 | 2027 | Current |
| | MPL315 | 2014 | Current |
| | ML1341 | 2015 | Current |
| | ML1365 | 2014 | Current |
| | ML1366 | 2014 | Current |
| | ML1467 | 2021 | Current |
| | ML1468 | 2021 | Current |
| | ML1554 | 2025 | Current |
| | ML1511 | 2023 | Current |
| | EL5573 | 2012 | Current |
| United | CCL775 | 2012 | Current |
| | A444 | 2011 | Current |

| Colliery holding | Lease/licence/ authorisation | Expiry date | Status |
|---|---|---|---|
| Macquarie Coal Joint Venture................. | ML1451 | 2020 | Current |
| (West Wallsend/Westside/Teralba/ | ML1438 | 2020 | Current |
| Cardiff Borehole/Mitchells Flats) | ML1336 | 2014 | Current |
| | ML1532 | 2024 | Current |
| | CCL760 | 2006 | Renewal lodged |
| | CCL718 | 2010 | Current |
| | CCL725 | 2010 | Current |
| | CL532 | 2018 | Current |
| | MPL323 | 2015 | Current |
| | ML1459 | 2017 | Current |
| | Part CCL774 | 2014 | Current |
| | Part CCL727 | 2027 | Current |
| | Part CCL764 | 2001 | Renewal lodged |
| | ML1567 | 2026 | Current |
| | ML1309 | 2014 | Current |
| | CCL729 | 2007 | Renewal lodged |
| | PLL153 | 2024 | Current |
| | CL371 | 2012 | Current |
| | ML1306 | 2010 | Current |
| | ML1342 | 2015 | Current |
| | ML1343 | 2015 | Current |
| | ML1399 | 2017 | Current |
| | ML1460 | 2010 | Current |
| Narama................................ | CL580 | 2023 | Current |
| | CL380 | 2012 | Current |
| | CCL723 | 2024 | Current |
| | CCL739 | 2029 | Current |
| | ML1357 | 2015 | Current |
| Ravensworth East ........................ | ML1415 | 2020 | Current |
| | ML1475 | 2021 | Current |
| | A268 | 2007 | Renewal lodged |
| | ML1475 | 2021 | Current |
| | AL8 | 2008 | Renewal lodged |
| Ravensworth West......................... | ML1516 | 2027 | Current |
| | EL5297 | 2009 | Current |
| | ML1393 (Cumnock)[3] | | |
| | ML1576 | 2027 | Current |
| Mangoola Project......................... | MLA 305 | | Application lodged |
| | MLA 306 | | Application lodged |
| Tahmoor ................................ | CCL 716 | 2021 | Current |
| | CCL 747 | 2025 | Current |
| | ML 1308 | 2014 | Current |
| | ML 1376 | 2016 | Current |
| | ML 1539 | 2024 | Current |
| | A206 | 2010 | Current |
| | A410 | 2010 | Current |
| | MLA89 | | Application lodged |

Notes:

(1) Bulga Complex includes Beltana.

(2) Leases which Liddell has permission to use for tailings and rejects disposal, held by Novacoal Australia (wholly-owned by Rio Tinto).

(3) Ravensworth West has been allocated the Bayswater seam overlying the Cumnock mine. This area, including EL5297, is incorporated in the lease application MLA91.

Terms

| | | | |
|---|---|---|---|
| A | Authorisation | ML | Mining Lease |
| AL | Assessment Lease | MLA | Mining Lease Application |
| ALA | Assessment Lease Application | MPL | Mining Purposes Lease |
| CCL | Consolidated Coal Lease | MPLA | Mining Purposes Lease Application |
| CL | Coal Lease | PLL | Private Lands Lease |
| EL | Exploration Licence | | |

New South Wales mining companies are required by law to submit Mining Operations Plans ("MOPs") and Annual Environmental Management Reports ("AEMRs") to the Department of Mineral Resources ("DMR"). The MOPs outline plans for mining and rehabilitation over a period of between three and seven years and identify the costs associated with the rehabilitation of the site. The AEMRs report the annual progress in relation to the MOPs.

The Xstrata Group has submitted all the required MOPs and AEMRs and has lodged the necessary securities with the relevant DMR. Additional securities are in the process of being negotiated as part of the regular review of the rehabilitation costs undertaken during the MOP process.

Individual mines establish provision for rehabilitation liabilities by accruing a rehabilitation provision per tonne, by obtaining bank guarantees or by a combination of these methods. Rehabilitation provisions are referred to as securities and are specified in the mining leases or during the MOP process.

### *Queensland coal assets*

The Xstrata Group currently holds all necessary leases and licences to cover exploration and mining activities of the Xstrata Coal in Queensland. A summary of the status of these mining leases, licences and exploration permits for Queensland coal assets is set out in the table below. These leases and licences relate to coal mines, projects and longer term prospects. The Xstrata Group has several Mineral Development Licences with renewals pending approval. This status has no effect on the operation of the mines or security of title.

*Summary of the Xstrata Group's mining leases, licences and exploration permits in Queensland*

| Mine | Lease/licence/permit | Expiry date | Status |
|---|---|---|---|
| Oaky Creek | ML1832 | 2020 | Current |
| | ML2004 | 2014 | Current |
| | ML70241 | 2020 | Current |
| | MDL163 | 2011 | Current |
| | MLA70327 | | Application |
| | PL237 | 2032 | Current |

| Mine | Lease/licence/permit | Expiry date | Status |
|---|---|---|---|
| Red Rock | EPC839 | 2008 | Renewal lodged |
| | EPC841 | 2009 | Current |
| | EPC713 | 2008 | Renewal lodged |
| | EPC1413 | | Application |
| Newlands | ML4748 | 2018 | Current |
| | ML4754 | 2021 | Current |
| | ML4755 | 2021 | Current |
| | ML4761 | 2011 | Current |
| | ML4771 | 2026 | Current |
| | ML4774 | 2008 | Renewal lodged |
| | ML10176 | 2016 | Current |
| | ML10316 | 2026 | Current |
| | ML10317 | 2026 | Current |
| | ML10322 | 2026 | Current |
| | MDL368 | 2013 | Current |
| | EPC588 | 2012 | Current |
| | EPC727 | 2008 | Renewal lodged |
| | EPC734 | 2011 | Current |
| | EPC773 | 2008 | Renewal lodged |
| | EPC774 | 2008 | Renewal lodged |
| | EPC964 | 2010 | Current |
| | EPC976 | 2011 | Current |
| | EPC977 | 2012 | Current |
| Collinsville | ML1005 | 2024 | Current |
| | ML1006 | 2025 | Current |
| | ML1007 | 2026 | Current |
| | ML1008 | 2026 | Current |
| | ML1009 | 2026 | Current |
| | ML1015 | 2006 | Renewal lodged |
| | ML1037 | 2009 | Current |
| | ML1064 | 2018 | Current |
| | MLA10333 | | Application |
| | ML10111 | 2014 | Current |
| | ML10250 | 2012 | Current |
| Wandoan Project | MDL221 | 2011 | Current |
| | MDL222 | 2011 | Current |
| | MDL223 | 2011 | Current |
| | MDL224 | 2011 | Current |
| | EPC787 | 2011 | Current |
| | EPC788 | 2011 | Current |
| | EPC789 | 2011 | Current |
| | EPC790 | 2011 | Current |
| | EPC791 | 2011 | Current |
| | EPC792 | 2011 | Current |
| | EPC838 | 2010 | Current |
| | EPC859 | 2009 | Current |
| | EPC996 | 2010 | Current |
| | EPC1028 | 2011 | Current |
| | EPC1143 | 2011 | Current |
| | MLA50229 | | Application |
| | MLA50230 | | Application |
| | MLA50231 | | Application |
| | EPC1559 | | Application |
| | EPC1615 | | Application |

| Mine | Lease/licence/permit | Expiry date | Status |
|---|---|---|---|
| Rolleston Project | ML70307 | 2033 | Current |
| | MDL227 | 2010 | Current |
| | EPC538 | 2011 | Current |
| | EPC595 | 2012 | Current |
| | EPC737 | 2011 | Current |
| | EPC885 | 2011 | Current |
| | EPC1463 | | Application |
| Pentland | MDL 356 | 2011 | Current |
| | EPC771 | 2008 | Renewal lodged |
| | EPC 1588 | | Application |
| Cook | ML1779 | 2021 | Current |
| | ML1799 | 2021 | Current |
| | ML1768 | 2012 | Current |
| | ML1769 | 2012 | Current |
| | ML7357 | 2021 | Current |
| Togara North | MDL316 | 2010 | Current |
| | MDL317 | 2013 | Current |
| | MLA70149 | | Application |
| | MLA70162 | | Application |
| | EPC550 | 2008 | Renewal lodged |
| Bluff (Oceanic Coal) | ML 1744 | 2011 | Current |

Terms

| | | | |
|---|---|---|---|
| ML | Mining Lease | EPA | Exploration Permit Coal |
| MLA | Mining Lease Application | EPCA PL | Petroleum Lease Coal |
| MDL | Mineral Development Licence | | |

Principal terms and conditions for mining concessions relevant to the Queensland mining operations include the requirement to have an Environmental Authority issued by the Environmental Protection Agency ("EPA") and a Plan of Operation ("POO") lodged with the EPA.

The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and a calculation of the corresponding financial assurance required to be lodged with the Department of Natural Resources and Mines ("DNRM"). The level of financial assurance required to be lodged with the government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine which is determined in accordance with EPA guidelines.

The miner calculates the total rehabilitation liability and the EPA may require this figure to be increased (resulting in an increase in the financial assurance). The EPA is not bound by previous estimates and has, in the case of third parties outside the Xstrata Group, significantly altered and increased agreed calculations for total rehabilitation cost of sites operated by the Xstrata Group, but no assurance can be given that this will not occur in the future.

An annual return is required to be lodged with the EPA for each Environmental Authority. The annual return reports on compliance with Environmental Authority conditions. The Xstrata Group has submitted all required POOs and annual returns for Environmental Authorities and has lodged the necessary assurances with the DNRM.

### *Xstrata Group's South African coal assets*

*Summary of the Xstrata Group's mining licences and authorisations*

| Division/mine | Mining licence no. | Expiration date[1] | Status of applications for conversion in terms of the MPRDA |
|---|---|---|---|
| Tweefontein Division | | | |
| Waterpan Colliery | 34/95 | Indefinite | Lodged |
| Boschmans Colliery | 34/95 | Indefinite | Lodged |

| Division/mine | Mining licence no. | Expiration date(1) | Status of applications for conversion in terms of the MPRDA |
|---|---|---|---|
| Boschmans Colliery (Zaaiwater) | 5/03 | | Lodged |
| Witcons Colliery | 34/95 | Indefinite | Lodged |
| iMpunzi Division | | | |
| Phoenix Colliery | 31/94 | Indefinite | Lodged |
| ATC | 31/94 | Indefinite | Lodged |
| ATCOM | 31/94 | Indefinite | Lodged |
| Southstock Division | | | |
| Tavistock Colliery | 31/94 | Indefinite | Lodged |
| South Witbank Colliery | 31/94 | Indefinite | Lodged |
| South Witbank Colliery (Klippoortje) | 18/01 | 2014 | Lodged |
| Mpumalanga Division | | | |
| Tselentis Colliery (Smutsoog) | 9/01 | Indefinite | Closure application to be submitted |
| Tselentis Colliery (Botharust/Lilliput/Klipstapel) | 14/04 | 2009 | Closure application to be submitted |
| Tselentis Colliery (Witbank/Main) | 13/04 | 2009 | Lodged |
| Spitzkop Colliery | 15/04 | 2009 | Lodged |
| Goedgevonden Division | | | |
| Goedgevonden Colliery | 24/2004 | 2009 | Conversion granted |
| Goedgevonden Colliery (Zaaiwater) | 5/2003 | 2018 | New order mining right granted |
| Rietspruit JV | 13/99 | 2022 | Closure application to be submitted |
| DTJV | | | |
| Middelburg | 9/99 | 2034 | Lodged |
| Douglas | 11/99 | 2022 | Lodged |
| Kleinkopje | 22/4 | 2009 | Lodged |

Notes:

(1) A transitional date of 30 April 2009 applies under the MPRDA

Under the terms of the MPRDA, which came into force on 1 May 2004, South Africa's mineral resources are the common heritage of all people of South Africa and the state is custodian thereof for the benefit of all South Africans. Xstrata South Africa, either directly or through subsidiaries or through co-arrangements with BHP Energy Coal South Africa (Pty) Ltd ("BECSA"), holds mining authorisations and consequently old order mining rights, as defined in the MPRDA, over all of the areas covered in its current life of business plan, with the exception of the Goedgevonden project area, where new order mining rights have been obtained, and a property at Tselentis, over which properties it has acquired new order prospecting rights. An application for a new order mining right has been lodged in accordance with Xstrata South Africa's exclusive right under the Tselentis prospecting right. Xstrata South Africa and BECSA concluded a series of agreements on 29 February 2008, under which the DTJV would be amended in order for the parties to each become a 100% holder of defined discrete portions of the Old Order Mining Rights. The relevant applications under the MPRDA have been lodged.

Xstrata South Africa has a number of initiatives in place to ensure that it complies with the requirements of the MPRDA, allowing it to convert its old order mining rights into new order rights within the maximum five-year transitional period provided by the legislation. Save for the Rietspruit and two of the Tselentis old order rights, where closure will be applied for, all the remaining applications for the conversion of old order mining rights have already been lodged in accordance with the MPRDA well ahead of the 30 April 2009 deadline for such applications. These old order mining rights continue to remain in force until the date of conversion and registration of the new mining rights, or 30 April 2009 if no application for conversion has been lodged.

Xstrata South Africa has an ongoing freehold acquisition programme to secure surface rights ahead of mining where required. For undeveloped resources, only surface freehold is owned. In most instances, however, title to the mineral rights confers the right to use or acquire the surface freehold as necessary for mining purposes. Xstrata South Africa manages the necessary old order rights and freehold properties for its current and projected mining operations.

## Xstrata Nickel

### *Falcondo*

Falcondo (which has been placed under care and maintenance) holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's Quisqueya No. 1 mining concession covers approximately 21,830 hectares. The Quisqueya No. 1 Concession is located principally within the District of Monsenor Nouel, Province of La Vega, Dominican Republic. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite of Bonao. The term of the mining concession is for an unlimited period.

### *Raglan*

The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,235 map-designated claims covering 48,649 hectares and eleven 20-year mining leases covering 995 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. Two mining leases have been applied for in the Cross Lake Area.

*Summary of property holdings*

| Lease No. | MNR File No. | Mineral Area (ha) | Surface Area (ha) | Expiry Date | Area |
|---|---|---|---|---|---|
| | 20980000000 | 0.00 | 10.50 | 31 July 2009 | Donaldson |
| | 8272700007 | 0.00 | 172.50 | 31 May 2009 | Donaldson |
| BM836 | | 92.07 | 0.00 | 11 June 2016 | Donaldson |
| BM837 | | 44.04 | 0.00 | 11 June 2016 | Zone 3 |
| 9697-54 | | 0.00 | 25.80 | 1 February 2010 | Katinniq |
| | 8272700011 | 0.00 | 20.63 | 1 February 2010 | Katinniq |
| BM839 | | 234.45 | 0.00 | 11 June 2016 | Katinniq |
| BM838 | | 30.03 | 0.00 | 11 June 2016 | Zone 2 |
| | 8272700010 | 0.00 | 68.20 | 1 March 2009 | Katinniq |
| BM853 | | 28.03 | 0.00 | 9 October 2020 | Zone 3 |
| | 8272700012 | 0.00 | 40.04 | 31 March 2009 | Zone 3 |
| BM844 | | 12.00 | 0.00 | 15 February 2018 | Zone 2 |
| | 8272700008 | 0.00 | 139.12 | 31 May 2009 | Zone 3 |
| | 8272700009 | 0.00 | 166.49 | 1 June 2009 | Katinniq |
| 37312 | 8272700002 | 0.00 | 30.56 | 31 December 2009 | Deception Bay |
| | 8272700004 | 0.00 | 2.07 | 1 July 2009 | Deception Bay |
| 35 J/2-1-5 | Nunavut | 0.00 | 10.50 | 1 February 2010 | Deception Bay |
| | 8272700006 | 0.00 | 3.13 | 1 May 2009 | Deception Bay |
| 9697-2 | | 0.00 | 6.47 | 1 April 2009 | Deception Bay |
| | 8272700005 | 0.00 | 11.20 | 1 July 2009 | Deception Bay |
| | 17289 | 0.00 | 44.76 | | Deception Bay |
| | 8272700003 | 0.00 | 35.08 | 1 May 2009 | Purtaniq |
| BM867 | | 16.10 | 0.00 | 27 April 2025 | Zone 3 |
| BM859 | | 219.02 | 0.00 | 2 May 2024 | Zone 5/8 |
| BM860 | | 197.20 | 0.00 | 2 May 2024 | West Boundary |
| BM861 | | 89.90 | 0.00 | 2 May 2024 | East Lake |
| BM866 | | 31.97 | 0.00 | 17 August 2026 | Zone 2 |
| **Total area** | | 994.81 | 783.75 | | |

In addition to the above noted operating assets, there are 1,235 map-designated claims that make up the surrounding Raglan property.

### *Sudbury*

The Xstrata Group and its predecessors have been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the townships of Falconbridge, Levack, Garson, Dowling and Blezard. The properties comprise patented land and licences of occupation.

*Summary of property holdings*

Lindsley Mine

The property comprises six patents covering 919.50 acres of Mineral Rights and 553.79 acres of Surface Rights located in Blezard Township in the Sudbury Mining Division.

Falconbridge and East Mine Area

The property comprises 53 patented mining claims, covering 2115.09 acres of Mineral and Surface Rights located in Falconbridge and Garson Townships in the Sudbury Mining Division. A portion of this property covers the area where the smelter and related infrastructure are located.

Fecunis, North, Stratcona, Longvack South and Fraser Mines

The property comprises 38 patented mining claims covering 1614.91 acres of Mineral and Surface Rights as well as three Licences of Occupation covering 31.10 acres all of which are located in Levack Township in the Sudbury Mining Division. A portion of this property covers the area where the Fraser Mine is located.

Hardy, Onaping and Craig Mines

The property comprises 18 patented mining claims, covering 746.77 acres of Mineral and Surface Rights, as well as one (1) Licence of Occupation covering 3.75 acres, all of which are located in Levack and Dowling Townships in the Sudbury Mining Division. A portion of this property covers the area where the Onaping Mine is located.

Hardy, Onaping and Craig Mines

The property comprises 17 patented mining claims, covering 716.88 acres of Mineral and Surface Rights located in Levack and Dowling Townships in the Sudbury Mining Division. A portion of this property covers the area where Craig Mine is located.

Nickel Rim South Deposit

The property comprises two patented mining claims, covering 89.68 acres of Mineral and Surface Rights located in MacLenan Township in the Sudbury Mining Division.

Lindsley Mine

| Parcel | Township | Mining (ha) | Surface (ha) |
|---|---|---|---|
| 7 NWS, N 1/2 Lot 5, Con 2 | Blezard | 160.00 | 156.03 |
| 2243 SES, 7/8 of Lot 6, Con 2 | Blezard | 280.00 | 0.00 |
| 6055 SES, 7/8 of Lot 6, Con 2 | Blezard | 0.00 | 265.91 |
| 9070 SES, Lot 5, Con 3 | Blezard | 319.50 | 0.00 |
| Deed 107, S 1/2 Lot 5, Con 2 | Blezard | 160.00 | 130.39 |
| Deed 110 Pt. Abandoned Road | Blezard | 0.00 | 1.46 |
| **Total** | | 919.50 | 553.79 |

Note:

(1) Parcels 2243 and 6055 cover the same geographical area.

Falconbridge and East Mine Area

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 3009 SES | S-4071 | Falconbridge | 40.00 |
| 3010 SES | S-3936 | Falconbridge | 39.88 |
| 3011 SES | S-3937 | Falconbridge | 40.00 |
| 3028 SES | S-4104 | Falconbridge | 40.00 |
| 3029 SES | S-4078 | Falconbridge | 37.75 |
| 3030 SES | S-4103 | Falconbridge | 40.00 |
| 3031 SES | S-4075 | Falconbridge | 40.00 |
| 3032 SES | S-3939 | Falconbridge | 40.00 |
| 3034 SES | S-3606 | Falconbridge | 39.88 |
| 3035 SES | S-4136 | Falconbridge | 39.00 |
| 3036 SES | S-3607 | Falconbridge | 39.88 |
| 3037 SES | S-3608 | Falconbridge | 39.88 |

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 3038 SES** | S-4009 | Falconbridge | 40.00 |
| 3039 SES** | S-4076 | Falconbridge | 40.00 |
| 3040 SES | S-4008 | Falconbridge | 40.00 |
| 3046 SES** | S-4007 | Falconbridge | 40.00 |
| 3047 SES | S-3938 | Falconbridge | 40.00 |
| 3048 SES | S-4087 | Falconbridge | 40.00 |
| 3049 SES | S-4157 | Falconbridge | 40.00 |
| 3050 SES | S-4156 | Falconbridge | 39.00 |
| 3085 SES | S-4149 | Falconbridge | 39.85 |
| 3086 SES | S-4147 | Falconbridge | 39.00 |
| 3104 SES | S-4120 | Falconbridge | 39.00 |
| 3134 SES | S-4191 | Falconbridge | 40.00 |
| 3135 SES | S-4192 | Falconbridge | 39.99 |
| 3139 SES | S-4226 | Falconbridge | 40.00 |
| 3141 SES | S-4193 | Falconbridge | 40.00 |
| 5968 SES | S-17185 | Falconbridge | 40.00 |
| 5970 SES | S-17186 | Falconbridge | 40.00 |
| 5972 SES | S-17170 | Falconbridge | 40.00 |
| 5973SES | S-17180 | Falconbridge | 40.00 |
| 5974 SES | S-17187 | Falconbridge | 40.00 |
| 5975 SES | S-17184 | Falconbridge | 40.00 |
| 5976 SES | S-17181 | Falconbridge | 39.00 |
| 5977 SES | S-17402 | Falconbridge | 39.88 |
| 5978 SES | S-17403 | Falconbridge | 39.88 |
| 5979 SES | S-17401 | Falconbridge | 40.00 |
| 5981 SES | S-17182 | Falconbridge | 39.00 |
| 6332 SES | S-17176 | Falconbridge | 40.00 |
| 6333 SES | S-17369 | Falconbridge | 40.00 |
| 6334 SES | S-17373 | Falconbridge | 39.00 |
| 6335 SES | S-17375 | Falconbridge | 39.88 |
| 6341 SES | S-17371 | Falconbridge | 40.00 |
| 6342 SES | S-17370 | Falconbridge | 40.00 |
| 6343 SES | S-17372 | Falconbridge | 39.00 |
| 8120 SES | S-27352 | Falconbridge | 39.88 |
| 32527 SES** | S-4231 | Falconbridge | 40.00 |
| **Total** | | | 1,868.59 |
| 3133 SES | S-4148 | Garson | 40.00 |
| 3165 SES | S-4144 | Garson | 40.00 |
| 3166 SES | S-4146 | Garson | 40.00 |
| 3167 SES | S-4218 | Garson | 43.25 |
| 3168 SES | S-4217 | Garson | 43.25 |
| 3202 SES | S-4145 | Garson | 40.00 |
| **Total** | | | 246.50 |
| **Grand Total** | | | 2,115.09 |

** smelter and smelter related infrastructure

Fecunis, North, Strathcona, Longvack South and Fraser Mines

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 574 SES | P | Levack | 148.50 |
| 1613 SES | P | Levack | 146.00 |
| 5649 SES | S-3899 | Levack | 40.00 |

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 5650 SES | S-3900 | Levack | 40.00 |
| 5653 SES | S-3898 | Levack | 37.13 |
| 5654 SES | S-3897 | Levack | 37.13 |
| 7395 SES | S-3429 | Levack | 40.00 |
| 7503 SES | S-3426 | Levack | 40.00 |
| 8149 SES | S-18072 | Levack | 40.00 |
| 8150 SES | S-18071 | Levack | 40.00 |
| 8151 SES** | S-18097 | Levack | 40.00 |
| 8152 SES** | S-18096 | Levack | 40.00 |
| 8154 SES | S-18073 | Levack | 40.00 |
| 8894 SES | S-28474 | Levack | 40.00 |
| 8897 SES | S-28485 | Levack | 40.00 |
| 8898 SES | S-28486 | Levack | 40.00 |
| 9164 SES | S-28503 | Levack | 40.00 |
| 9178 SES | S-28501 | Levack | 40.00 |
| 9179 SES | S-28502 | Levack | 40.00 |
| 9302 SES | S-28481 | Levack | 22.30 |
| 9303 SES | S-28480 | Levack | 22.06 |
| 13689 SES | S-2514 | Levack | 1.04 |
| LO 10551 | S-28481 | Levack | 10.50 |
| 5655 SES | S-3901 | Levack | 40.00 |
| 7388 SES | S-2514 | Levack | 14.15 |
| 8163 SES | S-17985 | Levack | 40.00 |
| 8164 SES | S-17986 | Levack | 40.00 |
| 8892 SES | S-28470 | Levack | 40.00 |
| 8893 SES | S-28471 | Levack | 40.00 |
| 8895 SES | S-28272 | Levack | 40.00 |
| 8895A SES | S-28475 | Levack | 40.00 |
| 9176 SES | S-28498 | Levack | 40.00 |
| 9177 SES | S-28499 | Levack | 40.00 |
| 9185 SES | S-28494 | Levack | 40.00 |
| 9271 SES | S-28482 | Levack | 48.00 |
| 9279 SES | S-28484 | Levack | 44.00 |
| 9281 SES | S-28479 | Levack | 25.00 |
| 9282 SES | S-28483 | Levack | 47.40 |
| 9411 SES | S-28476 | Levack | 22.21 |
| LO 10544 | S-28479 | Levack | 20.00 |
| LO 10546 | S-28483 | Levack | 0.60 |
| **Total** | | | 1,646.01 |

** Fraser Mine

Hardy, Onaping and Craig Mines

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 5821 SES | S-2666 | Levack | 36.25 |
| 5822 SES | S-2665 | Levack | 40.00 |
| 8157 SES** | S-18291 | Levack | 40.88 |
| 8158 SES | S-18292 | Levack | 40.88 |
| 8541 SES | S-27814 | Levack | 39.48 |
| 8542 SES | S-31472 | Levack | 39.48 |
| LO10178 | S-2666 | Levack | 3.75 |
| **Total** | | | 240.70 |

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 5820 SES | S-2657 | Dowling | 44.00 |
| 5823 SES | S-2656 | Dowling | 43.63 |
| 5830 SES | S-2667 | Dowling | 35.86 |
| 8220 SES | S-18263 | Dowling | 41.00 |
| 8490 SES | S-27947 | Dowling | 36.49 |
| 8491 SES | S-27946 | Dowling | 44.46 |
| 8501 SES | S-27845 | Dowling | 44.00 |
| 8586 SES | S-31688 | Dowling | 44.60 |
| 8923 SES | S-28325 | Dowling | 43.59 |
| 8924 SES | S-28329 | Dowling | 44.40 |
| 8936 SES | S-28330 | Dowling | 44.00 |
| 12130 SES | S50254 | Dowling | 43.79 |
| **Total** | | | 509.81 |
| **Grand Total** | | | 750.52 |

** Onaping Mine

Hardy, Onaping and Craig Mines

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 8144 SES | S-3417 | Levack | 43.00 |
| 8145 SES | S-3416 | Levack | 43.00 |
| 8153 SES | S-18252 | Levack | 40.88 |
| 8155 SES | S-3418 | Levack | 40.88 |
| 8156 SES | S-18191 | Levack | 40.88 |
| 8511 SES** | S-28346 | Levack | 43.00 |
| 8513 SES | S-28344 | Levack | 43.00 |
| 8514 SES | S-28334 | Levack | 43.00 |
| 8515 SES | S-28333 | Levack | 43.00 |
| 8516 SES | S-28337 | Levack | 40.88 |
| 8517 SES | S-28336 | Levack | 40.88 |
| 8518 SES | S-28335 | Levack | 40.88 |
| 8519 SES | S-28332 | Levack | 40.88 |
| **Total** | | | 544.13 |
| 8694 SES | S-28326 | Dowling | 43.25 |
| 8880 SES | S-28328 | Dowling | 43.25 |
| 8881 SES | S-28331 | Dowling | 43.25 |
| 9340 SES | S-31292 | Dowling | 43.00 |
| **Total** | | | 172.75 |
| **Grand Total** | | | 716.88 |

** Craig Mine

Nickel Rim South Deposit

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 51180 SES (formerly 3200 SES) | S-3458 | MacLenan | 36.18 |
| 51180 SES (formerly 9094 SES) | S-29278 | MacLenan | 53.50 |
| **Total** | | | 89.68 |

Note:

All cover Mining and Surface Rights, except for LO 10551, which is for Mining Rights only.

Certain Parcels in Falconbridge and Garson Township are subject to a Joint Venture Agreement. The Xstrata Group holds a 40% interest in the Mining Rights and a 100% interest in the Surface Rights.

### *Montcalm*

The Montcalm nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21-year leases, covering mining and surface rights over 831 hectares.

*Summary of property holdings*

| Parcel | Claims | Township | Acreage |
|---|---|---|---|
| 1847 LC | P437998 et. al. | Montcalm | 830.12 |
| 1848 LC | P480122 et. al. | Montcalm | 375.66 |
| 1845 LC | P458302 et. al. | Montcalm | 375.66 |
| 1846 LC | P393400 et. al. | Montcalm | 833.28 |

### *Koniambo*

In 1998, Falconbridge entered into a joint venture agreement with SMSP and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000 tpa nickel through a ferronickel mining and smelting complex.

| Concession name | Concession number | Area (ha) | Expiry date |
|---|---|---|---|
| ADVANCE CALDEONIA | 556 | 184.5 | — |
| AS | 533 | 1037.5 | — |
| BALACLAVA | 526 | 392.6 | — |
| BILBOQUET | 736 | 1192 | — |
| BILBOQUET EXT | 1797 | 44.62 | 10 April 2031 |
| BILBOQUET EXT. 2 | 2527 | 35.97 | 7 December 2017 |
| BOUM EXT | 2568 | 34.42 | 7 December 2017 |
| BOUM RED PT. A AND B | 527 | 100 | — |
| CAPONET | 559 | 74.49 | — |
| CF | 558 | 576 | — |
| COCO | 1538 | 30.12 | — |
| COINDOU | 560 | 100 | — |
| CONFIANCE 3 | 2616 | 83.85 | 16 December 2018 |
| CONFIANCE 4 | 2617 | 30 | 16 December 2018 |
| CONFIANCE RED | 528 | 616.8 | — |
| FREDERIC | 631 | 49.82 | — |
| GUERIOUM | 601 | 2002 | — |
| GUERIOUM EXT | 1795 | 43.83 | 10 April 2031 |
| GUERIOUM EST | 602 | 80 | — |
| HORTENSIA | 2239 | 30.13 | 30 January 2014 |
| KAFEATE 1 | 2618 | 35.81 | 16 December 2018 |
| KATAVITI | 535 | 275.36 | — |
| KNOCK | 2021 | 14 | 6 January 2036 |
| LA FAUR | 2506 | 16.48 | 7 December 2017 |
| LOUISE | 742 | 192.87 | — |
| MANGUEN | 676 | 217.7 | — |
| MARGUERITE CONSOLATION R | 990 | 62.9 | — |
| MEFIANCE PT. 1 AND 2 | 187 | 732.6 | — |
| MONT KATEPAHIE | 186 | 200 | — |
| NAMOUNA | 1794 | 322.99 | 10 April 2031 |
| REVELATION 1 RED PT. A AND B | 563 | 253.96 | — |
| REVELATION 2 | 564 | 546.37 | — |
| REVELATION 3 | 530 | 556.3 | — |

| Concession name | Concession number | Area (ha) | Expiry date |
|---|---|---|---|
| REVELATION 4 | 2619 | 7.5 | 16 December 2018 |
| REVELATION 5 | 2620 | 5.4 | 16 December 2018 |
| REVELATION 6 | 2621 | 19.5 | 16 December 2018 |
| REVELATION 7 | 2622 | 32.5 | 16 December 2018 |
| SEPTEMBRE | 1852 | 45.02 | 22 October 2031 |
| S.M.M.O. 42 | 1933 | 407.27 | 27 December 2033 |
| S.M.M.O. 82 | 2104 | 45.04 | 25 November 2011 |
| THERMIDOR | 1572 | 5 | — |
| TIETA | 565 | 96.87 | — |
| TIETA 4 | 2623 | 22.62 | 16 December 2018 |
| TIPOUET | 566 | 165.9 | — |
| TIVOLI | 537 | 20 | — |
| TRAZY | 991 | 81.5 | — |
| TRAZY EXT | 2240 | 31.21 | 30 January 2014 |
| TRAZY EXT. 2 | 2635 | 25 | 16 December 2018 |
| VIOLETTE PT. A AND B | 2321 | 86.61 | 11 December 2015 |

Note:

All concessions without expiry dates are issued in perpetuity.

## *Kabanga Project, Tanzania*

*Licences held by Kabanga*

| Licence Number | Acquisition Date | Current Status | Next Renewal Date | Expiry Date |
|---|---|---|---|---|
| PL 2323/2003 (Nyakahura) | 5 September 2003 | Renewal Pending | n/a | 4 September 2010 |
| PL 2206/2003 (Nyanzali) | 28 April 2003 | Renewal Pending | n/a | 27 April 2010 |
| PL 2209/2003 (Mabawe) | 10 April 2003 | Renewal Pending | n/a | 9 April 2010 |
| PL 2205/2003 (Kivango) | 10 April 2003 | Offer Received — Paid | n/a | 9 April 2010 |
| PL 2346/2003 (Mururama) | 31 October 2003 | Granted | 30 October 2010 | 30 October 2010 |
| PL 1557/2000 (Kabanga) | 1 July 2000 | Granted | n/a | 30 June 2009 |
| PL 2207/2003 (Luhuma) | 28 April 2003 | Renewal Pending | n/a | 27 April 2010 |
| PL 2208/2003 (Kalinzi) | 10 April 2003 | Offer Received — Paid | n/a | 9 April 2010 |
| PL 2554/2004 (Rulenge) | 3 June 2004 | Granted | 2 June 2009 | 2 June 2011 |
| PL 3069/2005 (Kumunyuke) | 17 February 2005 | Renewal Pending | 16 February 2010 | 16 February 2012 |
| PL 2691/2004 (Kivago) | 2 October 2004 | Offer Received — Paid | 1 October 2009 | 1 October 2011 |
| PL 2692/2004 (Nyanzali) | 2 October 2004 | Offer Received — Paid | 1 October 2009 | 1 October 2011 |
| PL 2693/2004 (Luhuma) | 2 October 2004 | Granted | 1 October 2009 | 1 October 2011 |
| PL 2694/2004 (Nyakahura) | 2 October 2004 | Offer Received — Paid | 1 October 2009 | 1 October 2011 |
| PL 2695/2004 (Kalinzi) | 2 October 2004 | Offer Received — Paid | 1 October 2009 | 1 October 2011 |
| PL 2892/2004 (Mabawe) | 30 November 2004 | Offer Received — Paid | 29 November 2009 | 29 November 2011 |
| PL 2893/2004 (Mururama) | 30 November 2004 | Offer Received — Paid | 29 November 2009 | 29 November 2011 |
| PL 4117/2006 (Wedge) | 20 November 2006 | Granted | 19 November 2009 | 19 November 2013 |
| PL 4214/2006 (Nyakahura) | 20 November 2006 | Granted | 19 November 2009 | 19 November 2013 |
| PL 4258/2006 (Mururama) | 24 November 2006 | Granted | 23 November 2009 | 23 November 2013 |
| PL 4259/2006 (Nyanzali) | 20 November 2006 | Granted | 19 November 2009 | 19 November 2013 |
| PL 4260/2006 (Mabawe) | 14 December 2006 | Granted | 13 December 2009 | 13 December 2013 |
| PL 4261/2006 (Kalinzi) | 15 September 2006 | Granted | 14 September 2009 | 14 September 2013 |
| PL 4262/2006 (Kivango) | 15 September 2006 | Granted | 14 September 2009 | 14 September 2013 |
| PL 4263/2006 (Luhuma) | 2 April 2007 | Granted | 1 April 2010 | 1 April 2014 |
| Application No. HQ-P16011 (Kabanga) | Application Submitted 16 July 2007 | Pending | | |
| Application No. HQ-P19033 (Kabanga) | Application Submitted 5 September 2008 | Pending | | |
| Application No. HQ-P19032 (Kabanga) | Application Submitted 5 September 2008 | Pending | | |

| Licence Number | Acquisition Date | Current Status | Next Renewal Date | Expiry Date |
|---|---|---|---|---|
| Application No. HQ-P19034 (Kabanga) | Application Submitted 5 September 2008 | Pending | | |
| PL 2609/2004 (Kabanga) | 14 July 2004 | Renewal Pending | 13 July 2009 | 13 July 2011 |
| PL 3536/2005 (Kabanga) | 5 September 2005 | Renewal Pending | 4 September 2010 | 4 September 2012 |
| PL 3537/2005 (Kabanga) | 5 September 2005 | Renewal Pending | 4 September 2010 | 4 September 2012 |
| PL 4316/2007 (Kalinzi) | 9 May 2007 | Granted | 8 May 2010 | 8 May 2014 |
| PL 4252/2006 (Mabawe) | 20 November 2006 | Granted | 19 November 2009 | 19 November 2013 |
| PL 4349/2007 (Kivango) | 9 May 2007 | Granted | 8 May 2010 | 8 May 2014 |
| PL 4319/2007 (Luhuma) | 20 October 2007 | Granted | 19 October 2010 | 19 October 2014 |
| PL 4320/2007 (Nyanzali) | 2 April 2007 | Granted | 1 April 2010 | 1 April 2014 |
| PL 4607/2007 (Nyakahura) | 6 August 2007 | Granted | 5 August 2010 | 5 August 2014 |
| PL 5085/08 (Mururama) | 18 July 2008 | Granted | 17 July 2011 | 17 July 2015 |
| Application No. HQ-P15571 (Rulenge) | Application Submitted 4 June 2007 | Pending | | |
| Application No. HQ-P16793 (Kalinzi) | Application Submitted 2 October 2007 | Pending | | |
| Application No. HQ-P16794 (Luhuma) | Application Submitted 2 October 2007 | Pending | | |
| Application No. HQ-P16795 (Nyanzali) | Application Submitted 2 October 2007 | Pending | | |
| Application No. HQ-P16796 (Nyakahura) | Application Submitted 2 October 2007 | Pending | | |
| Application No. HQ-P16792 (Kivango) | Application Submitted 2 October 2007 | Pending | | |
| Application No. HQ-P17276 (Mabawe) | Application Submitted 30 November 2007 | Pending | | |
| Application No. HQ-P17275 (Mururama) | Application Submitted 30 November 2007 | Pending | | |
| Application No. HQ-P17769 (Kumunayuke) | Application Submitted 18 February 2008 | Pending | | |
| Application No. HQ-P18063 (see HQ-P19177) | Application Submitted 18 September 2008 | Pending | | |
| Application No. HQ-P18064 (see HQ-P18045) | Application Submitted 10 April 2008 | Pending | | |
| Application No. HQ-P18065 (Kivango) | Application Submitted 10 April 2008 | Pending | | |
| Application No. HQ-P18187 (Luhuma) | Application Submitted 27 April 2008 | Pending | | |
| Application No. HQ-P18188 (Nyanzali) | Application Submitted 27 April 2008 | Pending | | |
| Application No. HQ-P19027 (Nyakahura) | Application Submitted 5 September 2008 | Pending | | |
| Application No. HQ-P19442 (Mururama) | Application Submitted 31 October 2008 | Pending | | |
| PL 4336/2007 (Keza) | 31 March 2007 | Granted | 30 March 2010 | 30 March 2014 |

| Licence Number | Acquisition Date | Current Status | Next Renewal Date | Expiry Date |
|---|---|---|---|---|
| Application No. HQ-P17531 (Bukiriro) | Application Submitted | Pending | | |

### *Araguaia, Brazil*

In 2005, Xstrata Nickel discovered two new significant nickel laterite deposits on its Araguaia properties in the Para State of northern Brazil. These are grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge's exploration area in October 2004.

The deposits occur on properties owned by the Xstrata Group or where the Xstrata Group has the right to earn a 100% interest, by completing a series of cash payments totalling US$2.4 million staged over eight years. The Xstrata Group has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licences) over almost 5,400 square kilometres (539,000 hectares).

## Xstrata Zinc

Mineral rights at the various operations are held through mining licences. No separate surface rights exist in relation to the properties.

### *Mount Isa mine tenements*

| Tenement | Tenement name | Original granted | Expires | Comments |
|---|---|---|---|---|
| ML8058 . . . | Mount Isa Consolidated | 1 December 1986 | 30 November 2036 | As grant under MIMLA Act |

### *McArthur River mine tenements*

| Tenement | Tenement name | Original granted | Expires | Comments | Area (sq km) |
|---|---|---|---|---|---|
| MLN1121 . . . . . . . . . | HYC | 5 January 1993 | 4 January 2018 | Active mining area | 37.2 |
| MLN1122 . . . . . . . . . | HYC | 5 January 1993 | 4 January 2018 | Active mining area | 33.5 |
| MLN1123 . . . . . . . . . | HYC | 5 January 1993 | 4 January 2018 | Active mining area | 38.8 |
| MLN1124 . . . . . . . . . | HYC | 5 January 1993 | 4 January 2018 | Active mining area | 32.8 |
| MLN1125 . . . . . . . . . | HYC | 5 January 1993 | 4 January 2018 | Active mining area | 6.6 |
| MLN1126 . . . . . . . . . | Bing Bong | 5 January 1993 | 4 January 2018 | Port facility | 9.0 |
| MLN582 . . . . . . . . . . | Reward | 1 September 1958 | 31 December 2019 | Historic lease over Reward Pb prospect | |
| Subtotal mining lease area . . . . . . . . . . . . | | | | | 158.1 |
| AN366 . . . . . . . . . . . | Emu Fault | 4 June 1992 | 4 June 2008 2 year renewal pending | X2 areas. Amelia(s) and Coxco (n) | 29.6 |
| AN455 . . . . . . . . . . . | Coxco Valley | 21 August 2006 | 21 August 2010 | Authorisation northern (expl. Licence) | 19.8 |
| AN456 . . . . . . . . . . . | Amelia South | 21 August 2006 | 21 August 2010 | Authorisation northern (expl. Licence) | 6.6 |
| AN457 . . . . . . . . . . . | Amelia North | 21 August 2006 | 21 August 2010 | Authorisation northern (expl. Licence) | 3.3 |
| **Subtotal exploration lease area** . . . . . . . | | | | | 83.9 |
| **Grand Total Area** . . . | | | | | 242.00 |

For McArthur River, the terms and conditions for mining concessions relevant to Northern Territory mining operations include the requirement to have a Mine Management Plan ("MMP") submitted and accepted by the Department of Business, Industry and Resource Development. The MMP specifies the proposed mining and rehabilitation activities for the McArthur River mine. The Xstrata Group has submitted the required MMP and has lodged the necessary financial assurance.

***Spanish zinc assets***

The various Spanish Exploitation Concessions through which Asturiana controls the mineral rights and the right to mine at the Reocin mine expired on 25 July 2003. Currently, Asturiana owns neither mining concessions nor any relevant investigation claims in Spain.

***Brunswick mine***

The Brunswick mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. The Xstrata Group has surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

*Summary of property holdings*

The mineral rights to Brunswick Mine No. 12 have been granted in fee simple under Orders in Council Nos. 62-422 and 70-693.

***Matagami Division***

The Bell Allard zinc/copper mine commenced commercial production in January 2000, with an anticipated life of approximately five years. As planned, mineral reserves at the Bell Allard mine were depleted in 2004. As a result, the Falconbridge Group ceased operations at the mine during the fourth quarter of 2004.

The Matagami concentrator and other support facilities were placed on care and maintenance to support other potential mining projects such as Perseverance in this favourable geological area. The facilities are located 10 kilometres southwest of the town of Matagami in north western Quebec

*Summary of property holdings*

| Mining Concession | Area (ha) | Renewal date |
|---|---|---|
| 458 | 378.47 | 31 January 2009 |
| 460 | 251.29 | 31 January 2009 |
| 504 | 81.49 | 31 January 2009 |

***Brunswick smelter***

The Brunswick smelter is located on a year-round Atlantic port near the village of Belledune in New Brunswick.

*Summary of property holdings*

The Brunswick smelter property is held in fee simple.

***CEZ refinery***

The CEZ refinery (in which the Falconbridge Group has a 25% interest through its interest in the Noranda Income Fund) is located in Salaberry-de-Valleyfield, Quebec.

***Frieda River, Papua New Guinea***

The Frieda River property is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena).

*Summary of property holdings*

| | |
|---|---|
| EL 1024 | April River Property |
| EL 1312 | Nong River Property |
| EL 58 | Frieda River Property |
| ELA 1224 | Frieda River Property |

### *Perseverance deposits, Quebec*

The Perseverance deposits are made up of Perseverance and Equinox and are located close to the Falconbridge Group's existing mill infrastructure in Matagami, Quebec.

*Summary of property holdings*

A mining lease covering the Perseverance deposits was granted in June 2008. The deposits are covered by unpatented mining claims.

| Claim number | Recorded date | Expiry date |
|---|---|---|
| 5132539 | 7 November 1994 | 7 November 2010 |
| 5132546 | 7 November 1994 | 7 November 2010 |
| 5132554 | 7 November 1994 | 7 November 2010 |
| 5132555 | 7 November 1994 | 7 November 2010 |
| 5132561 | 7 November 1994 | 7 November 2010 |
| 5132562 | 7 November 1994 | 7 November 2010 |

### *Lennard Shelf, Australia*

The Lennard Shelf mines are located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth.

They are currently on care and maintenance.

### *Lady Loretta, Australia*

The Lady Loretta project is located north of Mount Isa in Queensland, Australia. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the adjacent part of the property, known as the Lady Annie sublease.

## Xstrata Alloys

An approved prospecting or mining right is required to all prospecting and mining operations in South Africa under Section 5 of the MPRDA. Holders of prospecting and/or mining rights which were in effect prior to the MPRDA coming into effect ("old order rights") are required in terms of the MPRDA to convert such rights into new order prospecting or mining rights, as the case may be. A number of Xstrata Alloys' old order prospecting and mining rights have been converted into new order mining or prospecting rights under the provisions of the MPRDA and applications for conversion have been made in respect of the remaining old order prospecting and mining rights. New order prospecting rights are granted for a maximum period of 5 years and new order mining rights are granted for a maximum period of 30 years.

| Mine/Location | Property | Mining Right no. | | Expiry Date | Licence type |
|---|---|---|---|---|---|
| **Chrome and Vanadium** | | | | | |
| Wonderkop | Ptn 1 of SPRUITFONTEIN 341 JQ, Ptns 17, 18, 19 (Ptn of Ptn 12) RE of Ptn 12 and RE of BRAKSPRUIT 299 JQ | Converted Mining Right | 274 | 2038 | New Order |
| Kroondal | Portions 24, 26, 45, 46, 47, 50, 51. Parts of 13, 41, 43, 44 and the remainder of KROONDAL 304 JQ | Converted Mining Right No: | MR 295 | 2037 | New Order |
| Kroondal | MA 6 (Ptn of MA 5), MA 8 (Ptn of MA 7), MA 9 (Ptn of MA 5), MA 10 (Ptn of MA 1) and Ptn 91 of KROONDAL, 304 | Converted Mining Right No: | MR 295 | 2037 | New Order |

| Mine/Location | Property | Mining Right no. | | Expiry Date | Licence type |
|---|---|---|---|---|---|
| Kroondal (JV) | Ptn of Ptn 91. Ptn of RE of Ptn, 92, Ptn of Ptn 102 (Ptn of Ptn 92), Ptn of 93, Ptn of RE of Ptn 94, RE of MA 11 (Ptn of Ptn 95), RE of MA 12 (Ptn of Ptn 97), RE of MA 13, (Ptn of Ptn 98) and RE of MA 14 | Converted Mining Right | 273 | 2038 | New Order |
| Waterval East | Ptns 27, 30, 31, 32, 33, 34, Holdings 25, 26 and Ptn of Holdings 27, Ptn of RE of Ptn 2 and MA 1 of WATERVAL 306 JQ | Converted Mining Right No: | MR 296 | 2037 | New Order |
| Waterval East | Ptns 35, 36, 37, Holdings 23, 22, 21, 24 (RE) and Mineral Area 1 of WATERVAL 306 JQ | Converted Mining Right No: | MR 296 | 2037 | New Order |
| Waterval West | Ptns 45 and 97 of TOWN AND TOWNLANDS OF RUSTENBURG 272 JQ | Converted Mining Right No: | MR 296 | 2037 | New Order |
| TFR Area | Ptns 145, 7 and 8 of RUSTENBURG TOWN AND TOWNLANDS 272 JQ | New Order Mining Right No: | MR 278 | (2013)[(1)] | New Order |
| Thorncliffe | THORNCLIFFE 374 KT AND HELENA 6 JT | | 22/2003 | 2013 | Old Order |
| Thorncliffe De Groote Boom | MA 4 (Ptn of MA 3) of DE GROOTTEBOOM 373 KT | | 1/2004 | (2006)[(2)] | Old Order |
| Rietvly | Ptns 90 and 93 of RIETVLY 271 JQ | Converted Mining Right No: | MR 277 | 2037 | New Order |
| Rietvly | Ptn 145 a Ptn of Ptn 8 of RIETVLY 271 JQ | New Order Mining Right No: | MR 301 | 2037 | New Order |
| Rustenburg (Ext 9) | Extension of 9 of TOWN AND TOWNLANDS OF RUSTENBURG 272 JQ | Converted Prospecting Right No: | MR 309 | 2012 | New Order |
| Rustenberg Town & Townlands | Disputed Area | New Order Prospecting Right No: | MR 301 | 2012 | New Order |
| Anglo Purchase Area | RE of Ptn 2 and RE of Ptn 4 of KLIPFONTEIN 300 JQ and Ptn 5 of WATERVAL 303 JQ | New Order Prospecting Right No: | MR 271 | 2011 | New Order |
| Goudini Chrouk | RE of GOUDINI 30 JP | New Order Prospecting Right No: | MR 294 | 2012 | New Order |
| Boshoek | Farm Boshoek 103 JQ. Bookenhoutfontein 260 JQ and Bultfontein 259 JQ | New Order Mining Right No: | MR 310 | 2022 | New Order |
| Horizon | Farm Ruighoek 169 JP Vogelstruisnek 173 JP | Converted Mining Right | 247 | 2038 | New Order |
| Rhovan | Berscba 397 JQ Losperfontein 405 JQ | New Order Mining Right No: | MR 308 | 2027 | New Order |
| **Platinum Group Metals** | | | | | |
| Eland | Farm Hoekfontein 432 JQ | New Order Prospecting Right No: | 30/2006 PR | 23 September. 2010 | New Order |
| Eland | Ptn. 80,81 and 82 of the farm Zilkaatsnek 439 JQ (36.2267 Hectares) | New Order Prospecting Right No: | 142/2006 PR | 2 February 2009 | New Order |
| Eland | Ptn. 80,81, 82 Remaining of prt. 58 and prt. 87 of the farm Zilkaatsnek 439 JQ (72.1498 Hectares) | New Order Prospecting Right No : | 143/2006 PR | 2 February 2011 | New Order |
| Eland | Ptn. 29 of the farm Krelingspost 425 JQ | New Order Prospecting Right No : | 702/2007 PR NW30/5/1/1/2/1048 PR | 7 July 2008 Application for renewal for a further period of 3 years has been lodged with the Department of Minerals and Energy | New Order |

| Mine/Location | Property | Mining Right no. | | Expiry Date | Licence type |
|---|---|---|---|---|---|
| Eland . . . . . . . . . . | Prt. 1 and Remainder of prt. 30 of the farm Schietfontein 437 JQ | New Order Prospecting Right No : | 703/2007 PR NW30/5/1/1/2/1046 PR | 7 July 2008 Application for renewal for a further period of 3 years has been lodged with the Department of Minerals and Energy | New Order |
| Eland . . . . . . . . . . | Portion 4,5,6,7,8,9 and the remaining extent of the farm Beeskraal 290 JQ | New Order Prospecting Right No : | NW30/5/1/1/2/1562 PR | 1 August 2012 | New Order |
| Eland . . . . . . . . . . | Farm Nooitgedacht 287 JQ Ptn. 1,2,2,4,5,6,7,8,9,10,11,12,13, 14,15,16,17,18,19 and the remaining extent of the farm Nooitgrdacht 287 JQ | New Order Prospecting Right No : | 1674 PR NW30/5/1/1/2/1674 PR NW30/5/1/1/2/1563 PR | 31 January 2013 | New Order |
| Eland . . . . . . . . . . | Farm Boschpoort 284 JQ) Ptn. 1,3,4,5,7,8,9,10,11,12,13,14,15, 16,17,18,19,20,21,22,23,24, 25,26,27,29,30,33,34,35, 36,37 | New Order Prospecting Right No : | 24/2008PR NW30/5/1/1/2/1564 PR | 1 August 2012 | New Order |
| Eland . . . . . . . . . . | Farm Zilkaatsnek 439 JQ Ptn 86 | New Order Prospecting Right No : | 119/2006 PR NW30/5/1/1/2/204 PR | 5 December 2010 | New Order |
| Eland . . . . . . . . . . | Ptn 3,23,25,17,6 and rem of prt 10 of the farm Kreliingspost 425 JQ | New Order Prospecting Right No : | 119/2006 PR NW30/5/1/1/2/204 PR | 5 December 2010 | New Order |
| Eland . . . . . . . . . . | Portion 99 and 101 of the farm Schietfontein 437 JQ | New Order Prospecting Right No : | 119/2006 PR NW30/5/1/1/2/204 PR | 5 December 2010 | New Order |
| Eland . . . . . . . . . . | Farm Krelingspoort 425 JQ Prt 15,19(Prt.of Prt.1) and 27 | New Order Prospecting Right No : | 309/2007 PR NW30/5/1/1/2/802 PR | 14 January 2011 | New Order |
| Eland . . . . . . . . . . | Farm Schietfontein 437 JQ Prt 43 | New Order Prospecting Right No : | 633/2007 PR NW30/5/1/1/2/869 PR | 17 June 2011 | New Order |
| Eland . . . . . . . . . . | Farm Schietfontein 437 JQ Prt, 24,26,27,28,33 and 34 | New Order Prospecting Right No : | NW30/5/1/1/2/800 PR | 10 June 2012 | New Order |
| Eland . . . . . . . . . . | Krelingpost 425 JQ Prt. 20 | New Order Prospecting Right No : | NW30/5/1/1/2/800 PR | 10 June 2012 | New Order |
| Eland . . . . . . . . . . | Elandsfontein 440 JQ prt 37,39,9,91 Rem of prt 15 (Rem of prt. 15 has been subdivided in prt. 15,16,17,18,19,30,32,38,40, 43,44,45,46,47,52,58,59,61,63, 78,82,83,84,85,86,87,88 and 89 | New Order Mining Right No: | 38/2007/MR | 20 December 2036 | New Order |
| Eland . . . . . . . . . . | Remainder of portion 11 of the farm Krelingspost 425JQ Various portions of the farms Krelingspost 425JQ, Zilkaatsnek 439JQ and Schietfontein 437JQ namely-Portion 84 (a portion of portion 58) of the farm Zilkaatsnek 439JQ | New Order Prospecting Right | NW30/5/1/1/2/803 PR | 20 August 2012 | New Order |
| | Portion 97 (a portion of portion 4) of the farm Zilkaatsnek 439JQ A 0.948608 undivided share in remaining extent of portion 2 in on and under the farm Schietfontein 437JQ | New Order Prospecting Right | NW30/5/1/1/2/107 | 10 June 2013 | New Order |

| Mine/Location | Property | Mining Right no. | Expiry Date | Licence type |
|---|---|---|---|---|
| | A 0,5 undivided share in the remaining extent of portion 5 of the farm Schietfontein 437JQ | | | |
| | A 0,5 undivided share in the remaining extent of portion 5 of the farm Schietfontein 437JQ | | | |
| | Portion 15 (a portion of portion 2) of the farm Schietfontein 437 JQ | | | |
| | Portion 22 (a portion of portion 2) of the farm Schietfontein 437 JQ | | | |
| | Portion 25 (a portion of portion 2) of the farm Schietfontein 437 JQ | | | |
| | Remaining extent of portion 32 (a portion of portion 2) of the farm Schietfontein 437 JQ | | | |
| | Portion 35 (a portion of portion 2) of the farm Schietfontein 437 JQ | | | |
| | Portion 100 (a portion of portion 99) of the farm Schietfontein 437 JQ | | | |
| | Portion 8 (a portion of portion 1) of the farm Krelingspost 425 JQ | | | |
| | Portion 16 (a portion of portion 1) of the farm Krelingspost 425 JQ | | | |
| | Portion 18 of the farm Krelingspost 425 J.Q | | | |
| | Portion 28 of the farm Krelingspost 425 J.Q | | | |
| | Portion 36 of the farm Krelingspost 425 JQ | | | |
| | Portion 45 of the farm Krelingspost 425 JQ | | | |
| | Portion 46 of the farm Krelingspost 425 JQ | | | |
| | Portion 47 of the farm Krelingspost 425 JQ | | | |
| | Portion 49 of the farm Krelingspost 425 JQ | | | |
| | Portion 50 of the farm Krelingspost 425 JQ | | | |
| | Portion 51 of the farm Krelingspost 425 JQ | | | |
| | Portion 53 of the farm Krelingspost 425 JQ | | | |
| | Portion 54 of the farm Krelingspost 425 JQ | | | |
| | Portion 55 of the farm Krelingspost 425 JQ | | | |
| | Portion 56 of the farm Krelingspost 425 JQ | | | |
| | Portion 57 of the farm Krelingspost 425 JQ | | | |
| | Portion 58 of the farm Krelingspost 425 JQ | | | |
| | Portion 60 of the farm Krelingspost 425 JQ | | | |
| | Portion 61 of the farm Krelingspost 425 JQ | | | |
| | Portion 62 of the farm Krelingspost 425 JQ | | | |
| | Portion 64 of the farm Krelingspost 425 JQ | | | |

Notes:

(1) Due to the size of the ore body — the Department of Minerals and Energy ("DME") granted this right for a period of six years.

(2) Application for conversion to a new order mining right was submitted timeously in November 2005.

## Other Business

### *Maloma anthracite mine*

Xstrata South Africa (Pty) Ltd holds a mining lease granted in 1992 by His Majesty, King Ngwenyama of Swaziland, in respect of the Maloma anthracite mine which is located in the Swaziland coal belt. Xstrata Alloys manages the mine, which produces anthracite. The mine is jointly owned by Xstrata Alloys (which holds a 75% interest) and Tibiyo Taka Ngwane, a Swazi representative entity, (which holds the remaining 25% interest). The lease is valid until 2014. An application has been made to the Swaziland government to extend the area covered by the lease southwards.

# Part III
# Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008

The following is the text of the unaudited preliminary results for the Xstrata Group for the year ended 31 December 2008 published by Xstrata on 29 January 2009:

[Intentionally Left Blank]

# "Key Financial Results

| $m | Statutory Year ended 31.12.08 | Statutory Year ended 31.12.07 | % Change |
|---|---|---|---|
| Revenue* | 27,952 | 28,542 | (2) |
| EBITDA* | 9,657 | 10,888 | (11) |
| EBIT from operations* | 7,339 | 8,781† | (16) |
| **EBIT*** | 7,261 | 8,792 | (17) |
| | | | |
| **Attributable profit*** | 4,698 | 5,424 | (13) |
| Attributable profit | *3,595* | *5,543* | (35) |
| | | | |
| **Earnings per share (basic)*** | $4.90 | $5.60 | (13) |
| Earnings per share (basic) | $3.75 | $5.78 | (35) |
| | | | |
| Net debt to net debt plus equity | 40% | 32% | 25 |
| Net assets | 24,399 | 25,214 | (3) |
| Net assets per share** | $25.51 | $26.29 | (3) |
| | | | |
| Dividends per share: | | | |
| - Interim dividend (paid) | 18¢ | 16¢ | 13 |
| - Final dividend (proposed) | nil | 34¢ | - |

* Excludes discontinued operations and exceptional items
** Excluding own shares
† Excludes one-off benefit of sale of nickel inventory to Glencore of $205m

# Highlights

- Despite economic downturn, EBITDA was $9.7 billion, 11% lower than the record profitability achieved in 2007
- Record annual production of platinum, coking coal, thermal coal, mined nickel, zinc in concentrate and lead in concentrate
- Record thermal and coking coal and ferrochrome contracts settled during 2008
- Real cost savings of $184 million achieved from productivity improvements, despite ongoing cost pressures
- Successful commissioning and ramp up of new, lower cost production and integration of Resource Pacific, Jubilee and Tahmoor acquisitions
- Refinancing of $5.5 billion of debt means no significant refinancing requirements until 2011
- Pro-active and decisive response to financial crisis: curtailment or suspension of marginal operations; substantial reductions in capital expenditure; and significant operating cost savings
- 2 for 1 rights issue to raise approximately £4.1 billion secures strong balance sheet, maintains commitment to investment grade and positions Xstrata to emerge from downturn in position of strength
- $2 billion proposed acquisition of world-class Prodeco coal operations from Glencore concurrently with rights issue
- Net debt of $16.3 billion at end 2008 with gearing of 40%, improving to gearing of less than 30% post conclusion of the proposed rights issue

# Chief Executive's Report

Despite the sudden and severe impact of a global banking crisis that dramatically slowed economic growth from the third quarter and led to a precipitous fall in commodity prices, Xstrata's businesses achieved a highly creditable result in 2008, generating EBITDA of $9.7 billion, 11% lower than the record profitability achieved in 2007. Earnings per share of $4.90 were 13% lower than the prior year. The impact of markedly lower commodity prices in the final quarter was largely offset by the benefit of record thermal and coking coal and ferrochrome contracts settled during the year, together with robust copper prices for the majority of 2008.

A strong operating performance at Xstrata's coal, alloys, nickel and zinc operations, the successful integration of the acquired Tahmoor and Resource Pacific coal operations and Jubilee nickel assets, the commissioning of the Perseverance zinc mine and Elandsfontein PGM operations led to record production across a number of the Group's key commodities. Copper volumes increased by 16% in the second half compared to the first half, when lower grades and a number of one-off operational difficulties reduced volumes.

The successful commissioning and ramp up of new, lower cost production and a number of productivity improvements, in particular at Xstrata's zinc and coal operations, mitigated ongoing inflationary cost pressures and achieved real cost savings of $184 million. At Xstrata Alloys, the Lion ferrochrome smelting complex and Bokamoso pelletising plant contributed greater than expected improvements in energy efficiency and ore consumption. These proprietary, industry-leading technologies continue to show their worth, as further efficiency savings are set to mitigate the adverse impact of standing charges in 2009 in respect of idled capacity, which currently represents some 80% of annual capacity.

Cost deflation in respect of major input items has lagged the severe decline in commodity prices but is beginning to accelerate, in particular for fuel, raw materials and contract labour, and will contribute to greater operating cost savings in 2009. The impact of a stronger US dollar against the major commodity-producing currencies is also expected to provide a significant offsetting benefit to lower prices in 2009.

### Rapid supply-side response to market conditions

Economic growth projections in the main OECD countries were already being reduced during the first half of 2008, but dramatically declined in the wake of the financial crisis in September. Failing banks resulted in a severe tightening in money supply and liquidity continues to be very constrained. The consequence has been rapid de-leveraging and destocking across the world economic system, with the US, UK, Japan and Euro-zone economies falling into recession and growth rates in the developing economies moderating significantly.

Since the financial crisis in September 2008, the majority of LME commodities have traded at ultimately unsustainable levels at or below their marginal cost of production.

It is striking and important to note that the mining industry has responded to this sudden reversal in fortunes with far greater speed and to a greater extent than in previous economic downturns. Restricted access to capital, in particular for junior mining companies or marginal producers, has further contributed to the prompt closure of unprofitable operations and the curtailment of exploration and development of new growth projects. Consolidation of the sector has undoubtedly also played its part, with a smaller number of major producers acting responsibly and rationally in the face of extraordinary financial market conditions and weak demand for commodities.

The response from nickel producers has perhaps been the most rapid and significant, with over one-fifth of global supply suspended or closed to date and further cutbacks expected. One million tonnes of zinc or 9% of planned zinc production has been idled or closed. At the same time, significant proportions of ferrochrome capacity and 24 million tonnes or 13% of planned coking coal production has been removed from the traded market as cutbacks continue to be implemented in response to weak demand from steelmakers.

In the copper market too, previously planned global copper production in 2009 is expected to be reduced by at least 9% or 1.6 million tonnes due to production cutbacks and suspensions and the ongoing impact of mine underperformance at a number of major copper operations. Perhaps even more noteworthy is the likely impact on longer term supply growth, as announced cancellations or deferral of growth projects have removed over 2.8 million tonnes of new copper supply over the next four years, introducing significant future constraints.

While near-term market conditions remain very challenging, the swift reduction of existing production and the suspension of loss-making operations will limit oversupply and ultimately result in a more balanced market as demand starts to increase from current depressed levels.

In the medium term, the current shortage of capital and poor short-term visibility are leading to substantial capital expenditure reductions by major and junior miners to defer or forgo growth projects. Further delays to new production capacity to replace ageing mines with declining grades and increasingly difficult mining conditions are sowing the seeds of future undersupply and significant price increases across a number of commodities, once global industrial production and demand for commodities resume their longer-term growth trend.

## Substantial global fiscal stimulus packages

The mining industry's response to the sudden downturn in global economic conditions has been matched by government-led actions to attempt to restart growth, improve liquidity and secure the global banking system. In total, over $1.7 trillion of fiscal stimulus packages have been announced to date in major commodity-consuming regions including China, Japan, Europe and the US. A very significant proportion of this total – for example, more than 70%, or $400 billion, of China's total investment - has been earmarked for metals-intensive infrastructure investment and is consequently expected to bolster demand for commodities.

Together with looser monetary policy to encourage industrial production and economic growth, these measures are expected to begin to ease economic conditions in due course.

## Xstrata's response to the sudden downturn

Our businesses have acted promptly and decisively in response to sudden lower demand for key commodities and conserve cash during a period of heightened uncertainty by:

- suspending or closing higher cost or unprofitable production;
- aligning production with reduced demand;
- redoubling efforts to drive down operating costs and tightly control working capital; and
- substantially reducing discretionary sustaining and expansionary capital expenditure.

Suspension of marginal production

Xstrata Zinc and Teck Cominco closed the joint venture Lennard Shelf zinc-lead operation in Western Australia in early August in response to ongoing lower zinc prices in what now appears to have been a prescient decision, given the financial meltdown in September.

Faced with the confluence of depressed nickel prices and record oil prices during 2008, Xstrata Nickel acted swiftly to suspend its Falcondo ferronickel operation in the Dominican Republic in August before placing the operation under care and maintenance in early December. Falcondo has traditionally been a swing producer and, while the decision to suspend an operation is never taken lightly, ceasing production in a timely manner avoided over $85 million of operating cash losses at this operation in the second half. At Sudbury, Xstrata Nickel accelerated the closure of the Thayer-Lindsley and Craig mines, which were approaching the end of their useful lives.

A number of other operations remain under review and I am confident that our management teams will continue to take prompt action to improve the operating cost profile of our operations and ensure that our businesses remain financially robust throughout the economic cycle.

Aligning production with demand

The sudden deterioration in economic conditions had a particularly strong impact on the steel sector, affecting demand for all commodities used in stainless and carbon steel production. In response to weaker demand for ferrochrome, the Xstrata-Merafe Chrome Venture progressively suspended 17 ferrochrome furnaces in South Africa, representing approximately 80% of annual production capacity, prioritising lower cost, energy efficient production from the Lion and Lydenburg Premus smelters.

Coking coal demand has similarly declined in line with lower steel production. Xstrata Coal's Oaky No 1 mine in Queensland, Australia, suspended longwall operations as it came to the end of a section. A development unit has been installed to ensure the mine is able to respond quickly when market conditions improve.

Production at McArthur River Mine was reduced to an annual rate of 2 million tonnes of ore per annum, from 2.5 million tonnes per annum, in line with deteriorating market demand for McArthur River's bulk zinc-lead concentrate from ISF smelters.

Operational changes of this nature, especially the closure of operations, unfortunately but inevitably result in impacts on Xstrata's employees and contractors, as operations seek to ensure they have the appropriate workforce structure for prevailing market conditions. We have sought to minimise the impact of operational restructuring or closures on our workforce and avoid compulsory redundancies to the extent possible, including through offering early retirement schemes or alternative positions within the Group, or by not filling vacant positions. Overall headcount, including contractors, has been reduced by 5,500 positions to date.

Despite the current period of uncertainty and significant change at our operations, I am very pleased that Xstrata's businesses have continued to achieve significant improvements in safety performance. The frequency of total recordable injuries recorded across the Group improved by 18% in 2008 compared to the previous year, with particularly strong reductions in injuries at Xstrata Alloys, Xstrata Copper and Xstrata Zinc.

Operating cost reductions

The current economic climate has provided additional impetus and urgency to our management teams' ongoing efforts to pursue every opportunity to reduce costs. We have long recognised that year-on-year cost efficiencies are an important measure of our operational excellence and this is borne out by Xstrata's track record of sustainable cost reductions on a real basis every year since the initial public offering in 2002. Our approach to costs has always been to progressively optimise productivity and efficiency without sacrificing the longer-term growth potential of our operations and this remains a key objective. I firmly believe that Xstrata's devolved management structure provides a critical competitive advantage in this area. Operational management teams are incentivised and have the authority to implement innovative, localised initiatives to enhance efficiency that together amount to significant, cumulative savings, without the burden of centralised decrees and programmes that ignore the realities of individual operations.

Xstrata Zinc's recently announced series of measures to optimise its Mount Isa operations offers one example of the initiatives currently under way throughout the Group. Xstrata Zinc aims to achieve substantial reductions in operating and cash costs while increasing metal production at Mount Isa. Handlebar Hill open pit mine will be placed into care and maintenance, while production from the large-scale Black Star open pit operation and higher grade George Fisher operation at Mount Isa will increase by 35% and 13% respectively. Together with stockpiled ore from Handlebar Hill, this will enable an optimised throughput at the expanded zinc-lead concentrator of 7.3 million tonnes, 20% higher than in 2008, with improved recoveries and increased operational efficiencies. This strategic operational change will result in a 23% increase in zinc metal output and a 17% increase in lead metal output over 2008 levels. Planned capital expenditure at Mount Isa will also be reduced by 83% without impacting the integrity of our operations and further cost savings will be achieved through reducing and deferring the movement of waste material at Black Star by 40%.

In total, operating costs at the Mount Isa zinc-lead operations will be reduced by $135 million or 32% in 2009. Taking into account the increase in metal output and reductions to capital spending, cash savings are expected to represent over half a billion dollars in 2009, excluding any beneficial impact from the stronger US dollar against the Australian dollar. This exceptional result is to the credit of Xstrata Zinc's operational management and demonstrates the entrepreneurial approach being taken across Xstrata's businesses to reduce costs and improve productivity.

Similarly, at Xstrata Nickel, the accelerated closure of higher cost operations at Sudbury, together with energy efficiency improvements and low-capital capacity increases at Nikkelverk is targeted to reduce C1 cash costs at the combined Sudbury and Nikkelverk operations by over 30% in 2009 compared to 2008, excluding foreign exchange impacts. This substantial cost improvement includes the transformational impact on the cost profile of the Sudbury complex expected from the commissioning of the Nickel Rim South operation later this year. When fully commissioned, Nickel Rim South will more than replace the lost metal volume from the closed mines, contribute significantly higher by-product credits and offers substantially lower cash costs through the application of bulk mining methods.

Substantial reductions in planned capital expenditure

Xstrata's businesses have developed a significant pipeline of greenfield and brownfield organic growth options that can be progressed as market conditions allow and provide a significant source of future production growth and value creation. Total capital expenditure rose to $5 billion in 2008, including $3.4 billion of expansionary capital expenditure to progress key growth projects and commission new, lower cost production including the Perseverance zinc-lead mine in Canada and the Elandsfontein PGM mine and concentrator in South Africa. However, total expenditure fell below previous guidance for the full year, as Xstrata's businesses acted quickly in the final months of the year to reduce and defer discretionary capital expenditure in the light of the financial crisis and lack of visibility into near-term economic conditions.

During the current period of depressed commodity prices and low visibility into near-term economic conditions, Xstrata's focus is to optimise cash by reducing capital spending, while preserving the value of its significant suite of growth options. An ongoing review of all capital expenditure projects has resulted in almost $3 billion of capital expenditure deferrals or reductions for 2009, reducing anticipated capital expenditure for 2009 by approximately 45% relative to previous guidance to $3.4 billion. Forecast expenditure comprises $1.2 billion of essential sustaining capital expenditure and $2.2 billion of expansionary capital expenditure, of which some $500 million relates to projects due to commission in 2009, including the Goedgevonden thermal coal mine in South Africa and the Nickel Rim South project in Canada. Those elements of Xstrata's extensive growth pipeline which have been deferred remain available to be accelerated at the appropriate time and when market conditions allow.

## Acquisitions

Through our acquisition of Jubilee Mines nickel operations in January, Xstrata Nickel has gained access to dwindling nickel sulphide growth opportunities. Our coal team was also able to further its strategy to consolidate major coal complexes through the acquisition of the Resource Pacific coal assets in February 2008.

On 1 October 2008, Xstrata announced that it would not proceed with the proposed acquisition of Lonmin announced in August, due to the risk posed by the requirement to refinance a significant portion of the necessary acquisition facilities within one year. Instead, we increased our stake in Lonmin to 24.9%, providing a significant interest in one of the world's leading platinum producers.

We are confident that the long-term fundamentals on which our investment cases in respect of these acquisitions were based remain sound and that these acquisitions represent value-accretive transactions of long-life operations that will deliver substantial returns to shareholders over many years. However, with the benefit of hindsight, we may have been able to secure these assets at a lower cost and at a time of less financial stress.

## Securing an appropriate capital structure

The early actions taken by our commodity businesses to mitigate the impact of prevailing economic conditions are being matched by a number of pro-active initiatives undertaken to secure Xstrata's capital structure. While the Group did not take up the acquisition facility associated with the Lonmin transaction, we did proceed with a new $5 billion club facility with a broad group of relationship banks to refinance and extend significantly the tenure of the Group's existing debt and provide further headroom. In January 2009, the facility was increased by an additional $459 million to approximately $5.46 billion.

As a result of these actions, Xstrata benefits from substantial headroom and no significant debt refinancing requirements until 2011. Net debt of $16.3 billion at the year-end represented gearing (on a net debt to net debt plus equity basis) of 40%.

Nonetheless, it is clear that, while appropriate for market conditions experienced in the first three quarters of the year and indeed in the past few years, in the aftermath of an unprecedented financial crisis Xstrata's absolute level of debt is now perceived as a potential constraint on the Group, given the uncertainty that exists over the near-term outlook for commodities.

Our announcement today of a proposed 2 for 1 rights issue to raise £4.1 billion (approximately $5.9 billion) excluding costs, will provide a significant injection of capital, mitigate the risks presented by the current uncertainty and remove this potential constraint. The proceeds of the rights issue will be used to repay bank debt. Specifically, we will pay back in full the drawn amount under the Group's recently increased $5.46 billion revolving facility, with the

balance used to repay in part the drawn balance under a $4.68 billion revolving facility.

Following the rights issue, Xstrata's net debt will reduce to approximately $12.7 billion and gearing will reduce to just under 30%, at the lowest end of our long-term target range. Including the net proceeds from the rights issue, the combined impact of the actions taken by the Group to conserve cash and reduce operating and capital costs will add over $7 billion, providing Xstrata with a substantially strengthened balance sheet at a time of heightened uncertainty.

Glencore, Xstrata's major shareholder with an interest of 34.5%, has provided irrevocable undertakings to take up its rights in full, and the remainder of the rights issue will be fully underwritten. The issue of new shares will be subject to shareholder approval at an extraordinary general meeting to be convened by early March.

## Acquisition of Prodeco

The planned rights issue, together with Glencore's ongoing support for Xstrata has provided Xstrata with an opportunity to acquire Glencore's world-class, cash generative Prodeco coal operations in Colombia for a consideration of $2 billion. The addition of these premier operations into the Group will consolidate Xstrata Coal's global leadership in thermal coal and strengthen its strategic position in Colombia, from which it supplies both the European and US markets.

The Prodeco operations comprise the La Jagua and Calenturitas mines, which benefit from the potential to almost double production from current production of 9 million tonnes per annum of premium quality, export thermal coal. Prodeco also controls its own infrastructure, in the form of export port facilities, a 40% share in a rail road rail facilities and proprietary rolling stock. Xstrata Coal management has detailed operational experience at these assets, with one of Xstrata Coal's senior operational managers having recently held the position of Chief Operating Officer of Prodeco and the acquisition represents a highly attractive addition to our industry-leading thermal coal portfolio. As a related party transaction, the acquisition will also be subject to shareholder approval.

However, Xstrata and Glencore failed to reach full agreement on an appropriate valuation of the Prodeco assets and as a result the acquisition agreement includes a call option, under which Glencore may buy back the Prodeco assets from Xstrata at any point up to the first anniversary of the closing date, for a total cash consideration of $2.25 billion, plus the net balance of any cash invested by Xstrata and any profits accrued but not distributed to Xstrata. The call option agreement ensures that, should the option be exercised, Glencore will pay a repurchase price that adequately compensates Xstrata's shareholders for the option granted. In my view, these arrangements are fair to both parties and at the same time facilitate an orderly rights issue process, which is to the benefit of all of Xstrata's shareholders.

In light of the proposed capital raising, the Board has decided not to declare a final dividend for 2008. The total dividend for the year is therefore 18 US cents per share, paid as the interim dividend on 10 October 2008. The Board intends to resume dividend payments to shareholders at the earliest opportunity, while seeking to maintain a prudent capital structure against the backdrop of the macroeconomic climate and the Group's cash flow, capital requirements and dividend cover.

The primary objective of our announcements today is to ensure that Xstrata remains financially robust during current challenging market conditions and going forward, given the lack of visibility into near-term economic conditions. However, looking through the prevailing period of uncertainty to the return of a more benign environment, the proposed capital raising also provides the Group with an enhanced platform from which, at the appropriate time, to initiate the next stage of Xstrata's growth.

A number of opportunities are beginning to emerge as a result of the dislocation of market values from underlying company valuations and the distressed or forced sale of attractive, cash generative assets or projects. Once visibility into the outlook for commodity prices and cash flows improves, Xstrata will continue to use its proven ability to identify and execute acquisition opportunities, seeking to improve the strategic positioning of its business units and the Group as a whole.

We will continue to take a highly disciplined approach to growth. Shareholder value and a prudent approach to funding and capital structure will remain our primary considerations. Xstrata remains fully committed to maintaining

an investment grade balance sheet throughout the economic cycle.

## Outlook

The financial crisis has produced a marked lack of visibility into short term economic activity, and as such, the outlook for 2009 is uncertain. Investment in infrastructure is set to increase during 2009 and 2010, reflecting the significant stimulus packages announced by many major governments which prioritise commodity-intensive investment in many cases.

Notwithstanding prevailing near-term market conditions brought about by the financial crisis, the long-term positive trend for increased demand for metals and energy remains intact, driven by the ongoing industrialisation of developing economies and the urbanisation of a over 20 million people per annum in China and India and over 65 to 70 million people globally at current rates. Long-term positive demand trends of this nature result in higher average commodity prices than historical averages in real terms, as new supply struggles to keep pace with increasing demand from emerging economies.

At the same time, current market conditions will exacerbate future supply constraints, as inventories are depleted by curtailments to existing supply and exploration investment and growth projects are deferred or cancelled.

When OECD economies return to a growth phase, the impact of synchronised demand growth from developed and emerging economies, coupled with greater commodity supply constraints, has the potential to lead to a rapid increase in commodity prices and demand, resulting in substantial cash flows and margin expansion for those metals and mining companies which have weathered the current challenging conditions.

Previous downturns have shown that companies that act quickly and decisively to secure their future emerge strongly from difficult economic conditions, with an improved competitive position. The rights issue announced today, together with the pro-active initiatives being undertaken by management and the addition of the cash generative Prodeco assets, will ensure that Xstrata maintains a robust financial position throughout even an extended period of uncertainty, providing a strengthened position from which to pursue growth and value creation upon the inevitable return to growth of global economies.

Xstrata continues to operate a suite of cash generative operations across a broad range of geographies, with excellent growth potential and a strong competitive position in each of its key commodity markets. Against a background of strong medium to longer term fundamentals for the Group's products and near-term actions to secure Xstrata's financial position, I am confident that the prospects for Xstrata remain very encouraging.

Mick Davis

M L Davis

# Financial Review

## Basis of presentation of financial information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The reporting currency of Xstrata plc is US dollars. Unless indicated to the contrary, revenue, earnings before interest, taxation, depreciation and amortisation (EBITDA) and earnings before interest and taxation (EBIT) are reported in the Chief Executive's Report and the Operating and Financial Review before exceptional items. Exceptional items are significant items of income and expense which, due to their nature or expected infrequency, are presented separately on the face of the income statement.

Unless indicated to the contrary, all data and commentary in the Chief Executive's Report and the Operating and Financial Review exclude the Xstrata Aluminium operations which were sold during the first half of 2007. All dollar and cent figures provided refer to US dollars and cents.

## Consolidated operational results

**STATUTORY CONSOLIDATED RESULTS**

| $m | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| Alloys | **2,002** | 1,352 |
| Coal | **7,944** | 4,201 |
| Copper | **11,464** | 12,794 |
| Nickel | **3,105** | 5,252 |
| Zinc | **3,202** | 4,726 |
| Technology | **235** | 217 |
| Total Group Revenue | **27,952** | **28,542** |
| *Attributable Total Group Revenue* | ***27,092*** | *27,449* |
| Alloys | **1,094** | 448 |
| Coal | **4,173** | 1,194 |
| Copper | **3,160** | 4,987 |
| Nickel | **816** | 2,577 |
| Zinc | **444** | 1,822 |
| Technology | **38** | 47 |
| Corporate and unallocated | **(68)** | (187) |
| Total Group EBITDA | **9,657** | **10,888** |
| *Attributable Total Group EBITDA* | ***9,470*** | *10,324* |
| Alloys | **1,007** | 389 |
| Coal | **3,549** | 690 |
| Copper | **2,297** | 4,163 |
| Nickel | **341** | 2,172 |
| Zinc | **113** | 1,529 |
| Technology | **32** | 43 |
| Corporate and unallocated | **(78)** | (194) |
| Total Group EBIT | **7,261** | **8,792** |
| *Attributable Total Group EBIT* | ***7,156*** | *8,292* |

Robust demand for commodities and stable economic conditions in the first half of the year were interrupted by the severe and sudden impact of the global financial crisis on the availability of liquidity and expectations for global economic growth.

While zinc and nickel prices were markedly lower in the first half compared to the record high levels of 2007, copper

prices traded at or near historic highs in the early part of the year and very tight coking and thermal coal markets supported record spot and contract settlements. As the full scale of the global crisis became evident, ultimately culminating in the failure of several financial institutions and a complete paralysis of credit markets in the autumn, commodity prices declined dramatically.

Overall, revenue for the year declined marginally compared to 2007 to $28 billion. EBITDA decreased by 11% to $9.7 billion, with EBIT 17% lower at $7.3 billion. The impact of lower prices on Xstrata's earnings was contained to $49 million, as the impact of lower base metal prices was largely offset by the benefit of record coal contracts in 2008 and strong prices for Xstrata Alloys' products. The US dollar strengthened against most currencies, with particularly material increases against the currencies of commodity-based economies, adding $207 million to EBIT compared to the prior year. However, as with prior years, the headwinds of higher industry input costs together with CPI inflation continued to erode earnings by $1,257 million compared to 2007, as cost depreciation lagged the sharp declines in commodity prices and economic conditions.

| **EBIT VARIANCES** | $m |
|---|---|
| EBIT 31.12.07* | 8,587 |
| Sales price** | (49) |
| Volumes | (378) |
| Unit cost – real | 184 |
| Unit cost – CPI inflation | (464) |
| Unit cost – mining industry inflation | (793) |
| Unit cost – foreign exchange | 207 |
| Acquisitions | 211 |
| Other income and expenses | (68) |
| Depreciation and amortisation (excluding foreign exchange) | (176) |
| EBIT from operations 31.12.08 | 7,261 |

* Excludes one-off impact of nickel inventory sale to Glencore in 2007 of $205 million

** Net of commodity price linked costs, treatment and refining charges

Reduced production volumes impacted earnings by $378 million year-on-year, as record coal, zinc and lead concentrate, platinum and nickel production was offset by lower copper and ferronickel volumes, and, to a lesser extent, the impact of ferrochrome furnace suspensions in the fourth quarter.

The inclusion of the acquired Tahmoor, Ravensworth underground coal operations and an additional 50% interest in Narama, together with productivity improvements at Newlands Northern underground mine and the ramp up of Glendell and the Ulan Underground to full design capacity, delivered record volumes and cost efficiencies at Xstrata Coal.

Zinc production and sales volumes benefited from concentrator expansions in Australia and the commencement of production at the Perseverance mine in Canada on 1 July 2008.

Copper volumes for the year were impacted by operational difficulties and planned lower head grades at Mount Isa and Alumbrera mines. Ferronickel production was lower as a result of the suspension and subsequent mothballing of the Falcondo operation in the second half.

Real cost savings of $184 million were achieved in 2008, marking a sixth consecutive year of real cost savings. Savings were achieved through productivity improvements at the zinc and coal operations, and the ramp up and prioritisation of lower cost production at Xstrata Alloys' Lion smelter which, together with the Bokamoso pelletising plant, has exceeded the expected reduction in overall unit costs. Xstrata Coal also benefited from the improved performance of the Newcastle Port and demonstrated the flexibility of the diverse portfolio of its operations through the opportunistic sale of stockpiles during the adverse weather in Queensland. While higher input costs continued to weigh on earnings in 2008, mining sector inflation is expected to moderate in the near term due to the poor macroeconomic environment, lower commodity price-linked costs including royalties and labour bonuses, and curtailments to mine production across the industry. In particular, lower oil prices will have a significant impact on fuel and energy costs.

Higher earnings from acquisitions include the acquired Resource Pacific coal assets following completion of the

transaction in February 2008.

Other income and expenses include the negative impact of the introduction of export retention taxes by the Argentine government, which reduced earnings at Alumbrera. In addition, higher standing charges for idled chrome furnaces, the impact of lower nickel ore grades and the absence of gains on disposal of nickel exploration properties in 2007 also resulted in a reduced EBIT compared to the prior year.

| AVERAGE COMMODITY PRICES | Unit | Average price 2008 | Average price 2007 | % Change |
|---|---|---|---|---|
| Australian FOB export coking* | $/t | **232.5** | 98.1 | 137 |
| Australian FOB export semi-soft coking* | $/t | **157.5** | 62.5 | 152 |
| Australian FOB export thermal coal* | $/t | **95.6** | 51.2 | 87 |
| Americas FOB export thermal coal* | $/t | **80.9** | 52.3 | 55 |
| South African export thermal coal* | $/t | **78.4** | 51.7 | 52 |
| Copper (average LME cash price) | $/t | **6,956** | 7,139 | (3) |
| Nickel (average LME cash price) | $/t | **21,104** | 37,089 | (43) |
| Lead (average LME cash price) | $/t | **2,084** | 2,594 | (20) |
| Zinc (average LME cash price) | $/t | **1,870** | 3,257 | (43) |
| Ferrochrome (Metal Bulletin) | ¢/lb | **175.8** | 89.3 | 97 |
| Ferrovanadium (Metal Bulletin) | $/kg | **61.2** | 37.2 | 65 |
| Platinum (average LBM cash price) | $/oz | **1,564** | 1,337 | 17 |
| * average received price | | | | |

LME prices continued to exhibit dramatic volatility, with copper prices peaking at $8,730 per tonne in July, before falling to a low of $2,845 per tonne in late December. Average coal prices were significantly higher than in the prior year, reflecting record contract prices from April and robust spot prices which peaked at around $170 per tonne. At the end of 2008, spot coal prices had declined along with other fuels, to approximately $80 per tonne. The outlook for thermal coal demand remains robust into 2009 as coal retains its cost competitive position compared to alternative fuels. The majority of LME metals are currently trading at unsustainable levels at or below industry marginal costs, resulting in a significant proportion of current production becoming cash negative. Rapid industry capacity cuts are starting to take effect as attempts are being made to mitigate cash losses and to align production with demand. Furthermore, significant existing and future capacity is being curtailed in the face of limited availability of liquidity and debt funding, particularly for junior companies.

| CURRENCY TABLE TO $ | Average 2008 | Average 2007 | % change | At 31.12.08 | At 31.12.07 |
|---|---|---|---|---|---|
| USD:ARS | **3.16** | 3.12 | 1 | **3.45** | 3.15 |
| AUD:USD | **0.85** | 0.84 | 1 | **0.70** | 0.88 |
| USD:CAD | **1.07** | 1.07 | - | **1.22** | 1.00 |
| USD:CHF | **1.08** | 1.20 | (10) | **1.07** | 1.13 |
| USD:CLP | **524** | 522 | - | **637** | 498 |
| USD:COP | **1,968** | 2,075 | (5) | **2,249** | 2,018 |
| USD:PEN | **2.92** | 3.13 | (7) | **3.13** | 3.00 |
| EUR:USD | **1.47** | 1.37 | 7 | **1.40** | 1.46 |
| GBP:USD | **1.85** | 2.00 | (8) | **1.46** | 1.98 |
| USD:ZAR | **8.27** | 7.05 | 17 | **9.32** | 6.86 |

Comparison of average 2008 to 2007 exchange rates, masks significant fluctuations during the year. The US dollar strengthened significantly against the Australian dollar and South African rand in the second half of 2008 as investors sought a safe haven currency in turbulent markets and local 'commodity-based' currencies weakened in line with prices. The on-going relative strength of the US dollar provides a significant mitigant to the decline in commodity prices through its impact on unit costs.

## Earnings

The effective tax rate in the year declined to 25% compared to 28% in 2007, due to lower earnings in higher tax

jurisdictions and a strengthening US dollar impacting entities which for tax purposes, lodge returns in local currencies. Minority interests decreased due to lower profits from Minera Alumbrera, particularly in the second half of 2008.

| EARNINGS SUMMARY<br>$m | Year ended<br>31.12.08 | Year ended<br>31.12.07 |
|---|---|---|
| EBIT (before exceptional items) | 7,261 | 8,792 |
| Net finance costs | (660) | (793) |
| Income tax expense | (1,634) | (2,301) |
| Effective tax rate | 25% | 29% |
| Minority interests | (269) | (326) |
| Attributable profit (before exceptional items) from continuing operations | 4,698 | 5,372 |
| Earnings per share (before exceptional items) from continuing operations | 4.90 | 5.60 |
| Loan issue costs written-off | - | (60) |
| Net losses from recycled foreign currency translation reserve | (226) | (62) |
| LionOre break fee (after costs) | - | 275 |
| Restructuring and closure costs | (125) | - |
| Liability fair value adjustments | (194) | (25) |
| Profit from discontinued operations | - | 53 |
| Impairment of assets | (974) | - |
| Share of loss from associates | (34) | - |
| Inventory write downs | (93) | - |
| Profit on restructure of joint venture | 213 | - |
| Income tax on exceptional items | 330 | (10) |
| | (1,103) | 171 |
| Attributable profit | 3,595 | 5,543 |
| Earnings per share | 3.75 | 5.78 |

Post-tax exceptional items amounted to $1,103 million and include a tax credit on exceptional items of $330 million and net losses from recycled foreign translation reserves of $226 million. Exceptional EBIT items of $1,207 million include $974 million of asset impairments following Xstrata's early actions to close or suspend marginal operations in the light of the low commodity price environment. The Group-wide impairment assessment that has been performed confirms that, on an overall Group basis, the recoverable amounts of Xstrata's assets exceed book value as at 31 December 2008 by some $25 billion. However, as a result of the IFRS requirement to perform impairment testing at an asset or cash-generating unit level, impairments in certain assets have been identified. The strengthening US dollar has reduced, in US dollar terms, the carrying value of a number of Xstrata's operations which have local functional currencies (mainly the Australian dollar, South African Rand and Euro). The overall impact of these exchange rate movements has been to reduce the net book value of Xstrata's assets by approximately $5 billion between 30 June 2008 and 31 December 2008, with a corresponding movement in the foreign currency translation reserve.

The value of the Xstrata Nickel's Falcondo assets in the Dominican Republic was impaired by $455 million including goodwill of $176 million, following the decision to place the operation on prolonged care and maintenance. In the copper business, the Kidd operations in Canada incurred an impairment of $227 million following a re-evaluation of closure and rehabilitation costs. In north Chile, Altonorte and Lomas Bayas incurred an impairment of the carrying value of property, plant and equipment assets of $92 million and $144 million respectively including goodwill of $37 million. This was due predominantly to the impact of weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements on future cash flows.

In addition to these material impairment charges, restructuring and closure costs amounting to $53 million were incurred to close the Lennard Shelf zinc operation in Western Australia in August and $18 million of asset impairments. In November 2008, Xstrata announced the early closure of the Craig and Thayer-Lindsley nickel mines in Canada, incurring $52 million of closure costs and $20 million of asset impairments. An impairment of $93 million was applied to nickel inventory in light of lower nickel prices and consequently lower net realisable value. Volumes of inventory were higher than usual at year-end, due to product from XNA mines being transferred to feed the Sudbury operations in Canada in the final quarter, which resulted in a build-up of inventory in the operational pipeline.

Additional closure costs of $12 million for Falcondo and $8 million for the corporate office downsizing.Xstrata Alloys minerals reserves were subject to an impairment of $18 million and a net impairment charge of $34 million was recorded in respect of the Group's investment in Lonmin.

A restructuring of the Group's interest in the Douglas Tavistock Joint Venture (DTJV) was undertaken in the first half of 2008. Under the terms of the restructuring, the Group acquired and now manages mobile equipment and reserves equivalent to its 16% interest of the joint venture, in an area contiguous to its 100% owned Arthur Taylor colliery Open-cast Mine (ATCOM). This is classified as a business combination under IFRS and recognising the fair value of the assets acquired in place of an interest in the DTJV resulted in an exceptional gain of $213 million. Additional exceptional items were also reported in South Africa, ensuing from an adjustment in the liability due to BEE partners, as a result of a change in the valuation of the assets' ability to generate returns, resulting in a net exceptional charge of $194 million.

The following table indicates EBIT sensitivities for 2009 after allowing for contracted sales and any commodity or currency hedging in place at 2008 year-end, together with sensitivities assuming no contracted sales or hedging.

**EBIT SENSITIVITIES**

| $m | Impact on 2009 EBIT* | Indicative full year EBIT** |
|---|---|---|
| 1¢/lb movement in ferrochrome price | 10 | 11 |
| $1/kg movement in ferrovanadium price | 3 | 3 |
| $1/tonne movement in Australian thermal export FOB coal price | 27 | 37 |
| $1/tonne movement in Australian coking export FOB coal price | 3 | 5 |
| $1/tonne movement in South African export thermal FOB coal price | 8 | 11 |
| 1¢/lb movement in copper price | 27 | 27 |
| $10/oz movement in gold price | 5 | 5 |
| $1/lb movement in nickel price | 144 | 144 |
| 1¢/lb movement in zinc price | 22 | 22 |
| $100/tonne movement in zinc treatment charge price | 68 | 10 |
| 1¢/lb movement in lead price | 6 | 6 |
| $100/oz movement in platinum price | 12 | 12 |
| $100/oz movement in palladium price | 6 | 6 |
| | | |
| 10% movement AUD | 392 | 403 |
| 10% movement CAD | 191 | 199 |
| 10% movement EUR | 32 | 32 |
| 10% movement ZAR | 132 | 142 |

* After impact of currency and commodity hedging, and contracted, priced sales as at 31 December 2008

** Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 31 December 2008

## Cash Flow, Net Debt and Financing Summary

Cash generated from operations in the period was lower than the previous year at $8.9 billion, due in part to a number of one-off cash benefits in 2007, including the receipt of the LionOre termination payment of $275 million, the one-off benefit of the sale of nickel inventory of $205 million and cash flows generated from the aluminium business unit, disposed in May 2007. Free cash flow reduced to $5 billion, due partly to higher sustaining capital expenditure of $1.7 billion, offset by lower interest and tax payments.

Income tax payments dropped by 41% from 2007 to $1.8 billion.

Expansionary capital expenditure rose to $3.2 billion. The cost of the acquisition of a 24.9% stake in Lonmin totalled $1,878 million, comprising the initial acquisition of 10.7% of Lonmin's issued share capital at a price of £33 per share in August and the subsequent acquisition of a further 14.2% at an average price of £19.79 per share in October.

The acquisitions of Jubilee Mines, a Western Australian nickel producer, and Resource Pacific, owner of the Newpac

underground coal mine in New South Wales, Australia were completed in the period with a total cash outlay of $3.6 billion.

During the year, Xstrata issued a three tranche bond under its Euro Medium Term Note Programme, comprising EUR 750 million 5.875% guaranteed notes due 2011, EUR 600 million 6.25% guaranteed notes due 2015 and £500 million 7.375% guaranteed notes due 2020. These bonds have been swapped into US dollars and to floating interest rates. The proceeds from the bond issues were used to refinance existing bank debt and further extend the Group's debt maturity profile.

In October, as part of the discussions with relationship banks regarding the proposed acquisition of Lonmin and associated debt facilities, Xstrata secured a new $5 billion revolving debt facility with a syndicate of 15 banks to refinance existing debt and remove any significant refinancing obligation until 2011. In January 2009, the facility was subsequently increased by an additional $0.5 billion.

The Group now benefits from a comfortable debt maturity profile and significant headroom. Net debt increased by $4.7 billion to $16.3 billion, increasing gearing (defined as net debt to net debt plus equity) to 40% at the end of the year.

On 29 January, Xstrata announced a proposed 2 for 1 rights issue to raise approximately $5.9 billion. The successful completion of the rights issue will provide an appropriate capital structure, even in the event of a prolonged economic downturn, maintains the Group's commitment to an investment grade balance sheet and will enable Xstrata to emerge from the current downturn in a strengthened position.

## MOVEMENT IN NET DEBT

| $m | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| Cash generated from operations* | **8,888** | 11,046 |
| Net interest paid | **(552)** | (671) |
| Dividends received | **2** | 4 |
| Tax paid | **(1,753)** | (2,965) |
| Cash flow before capital expenditure | **6,585** | 7,414 |
| Sustaining capital expenditure | **(1,650)** | (1,432) |
| Disposals of fixed assets | **101** | 86 |
| Free cash flow | **5,036** | 6,068 |
| Expansionary capital expenditure | **(3,200)** | (1,430) |
| Cash flow before acquisitions | **1,836** | 4,638 |
| Purchase of investments | **(155)** | (41) |
| Purchase of share in associate | **(1,878)** | - |
| Purchase of subsidiaries and operations net of cash acquired | **(3,654)** | (2,130) |
| Sale of aluminium business, net of cash disposed | **-** | 1,120 |
| Other investing activities | **43** | (44) |
| Net cash flow before financing | **(3,808)** | 3,543 |
| Purchase of own shares | **(525)** | (14) |
| Equity capital management share buyback | **-** | (518) |
| Sale and issue of own shares | **64** | 56 |
| Equity dividends paid | **(499)** | (443) |
| Dividends paid to minority interests | **(221)** | (485) |
| Redemption of minority interests | **-** | (22) |
| Debt acquired with operations | **(14)** | (301) |
| Redemption of convertible bonds | **-** | 202 |
| Reclassification from equity and liabilities to debt | **-** | (200) |
| Fair Value adjustment to Canadian capital market notes | **-** | (113) |
| Payments from minority interests | **301** | 180 |
| Other non-cash movements | **20** | (70) |
| Movement in net debt | **(4,682)** | 1,815 |
| Net debt at the start of the year | **(11,624)** | (13,439) |
| Net debt at the end of the period | **(16,306)** | (11,624) |

* Includes net termination payment from LionOre of $275 million in 2007

| RECONCILIATION OF EBITDA TO CASH GENERATED FROM OPERATIONS<br>$m | Year ended<br>31.12.08 | Year ended<br>31.12.07 |
|---|---|---|
| EBITDA | **9,657** | 10,888 |
| Exceptional items | **(125)** | 275 |
| Discontinued operations | **-** | 120 |
| Share of results from associates | **(12)** | (15) |
| Share based compensation plans | **6** | 103 |
| Increase in inventories | **167** | (652) |
| Increase in trade and other receivables | **868** | (348) |
| Increase in deferred stripping and other assets | **(299)** | (106) |
| Increase in trade and other payables | **(640)** | 562 |
| Accrual for capital expenditure | **(273)** | (10) |
| Movement in provisions and other non-cash items | **(461)** | 229 |
| Cash generated from operations | **8,888** | 11,046 |

| NET DEBT SUMMARY<br>$m | As at<br>31.12.08 | As at 31.12.07 |
|---|---|---|
| Cash | **1,156** | 1,148 |
| External borrowings | **(17,352)** | (12,640) |
| Finance leases | **(110)** | (132) |
| Net debt | **(16,306)** | (11,624) |
| Net debt to net debt plus equity | **40%** | 32% |

## Working Capital

| WORKING CAPITAL<br>$m | As at<br>31.12.08 | As at<br>31.12.07 |
|---|---|---|
| Inventories | **3,573** | 4,167 |
| Trade and other receivables | **2,106** | 2,967 |
| Prepayments | **288** | 265 |
| Trade and other payables | **(3,233)** | (3,745) |
| Net working capital | **2,734** | 3,654 |

Working capital balances decreased during the course of 2008 due to lower sales prices for exchange-traded metals, which reduced debtors, together with the impact the stronger US dollar on the value of inventories.

## Treasury Management and Financial Instruments

The Group is generally exposed to US dollars through its revenue stream and seeks to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars. Over 90% of the Group's debt is priced with reference to short-dated US floating interest rates, ensuring that Xstrata reaps the full benefit of the natural hedge to commodity prices provided by US interest rates. In a low commodity price environment, this capital structure significantly reduces the cost of the Group's debt financing.

Currency cash flow hedging may be used to reduce the Group's short-term exposure to fluctuations in the US dollar against local currencies. The unrealised mark-to-market gain at 31 December 2008 was $4 million. Currency hedging losses reflected in the income statement for the year amounted to $9 million.

The Group did not enter into any strategic, long-term base metals hedging contracts in the period. The unrealised mark-to-market loss on coal and gold hedges at 31 December 2008 for contracts maturing in 2009 was $75 million, based on the forward curve at that date.

## Consolidated Capital Expenditure

| CAPITAL EXPENDITURE SUMMARY (excludes deferred stripping expenditure) $m | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| Alloys | 101 | 56 |
| Coal | 459 | 460 |
| Copper | 557 | 425 |
| Nickel | 267 | 281 |
| Zinc | 278 | 219 |
| Technology | 3 | 3 |
| Unallocated | 9 | 11 |
| Total Sustaining | 1,674 | 1,455 |
| Attributable Sustaining | *1,633* | *1,426* |
| Alloys | 121 | 64 |
| Coal | 745 | 347 |
| Copper | 558 | 296 |
| Nickel | 1,645 | 424 |
| Zinc | 377 | 285 |
| Technology | 3 | 1 |
| Total Expansionary | 3,449 | 1,417 |
| Attributable Expansionary | *2,983* | *1,396* |
| Alloys | 222 | 120 |
| Coal | 1,204 | 807 |
| Copper | 1,115 | 721 |
| Nickel | 1,912 | 705 |
| Zinc | 655 | 504 |
| Technology | 6 | 4 |
| Unallocated | 9 | 11 |
| Total | 5,123 | 2,872 |
| Attributable total | *4,616* | *2,822* |

In 2008, total capital expenditure rose to $5 billion. Expansionary capital expenditure of $3.4 billion fell below previous guidance for 2008 of $3.7 billion, as a number of discretionary expenditure items were deferred or foregone in the latter part of the year, reflecting the Group's focus on cash optimisation following the sharp reversal in economic conditions. Sustaining capital expenditure remained in line with full-year guidance at $1.7 billion.

Major items of expansionary capital expenditure during the year included further spending at a number of the Group's major brownfield and greenfield growth projects. Capital expenditure at Xstrata Nickel rose to $1.6 billion in 2008. Over $866 million was spent at Koniambo (on a 100% basis) to make significant progress in the construction of this major greenfield project, which at full capacity will produce 60,000 tonnes of nickel with first quartile costs. Xstrata Nickel's partner SMSP contributed $173 million during the year. Expenditure $205 million was invested at Xstrata Nickel Australasia to develop the Cosmos and Sinclair operations and continue exploration drilling. The Nickel Rim South project incurred $234 million of capital expenditure for deposit definition and to progress the operation's ramp up as it approaches commissioning. Together with the accelerated closure of end-of-life operations, the Nickel Rim South project will transform Xstrata Nickel's Sudbury operations and significantly reduce the overall cost profile of the complex when it commences production this year. Capital spending at Xstrata Coal included the Goedgevonden thermal coal operation in South Africa which is on track to commence production in the second quarter, the expansion of Glendell and expenditure to progress the large-scale Wandoan project. New operations commenced during 2008 at Xstrata Zinc's Perseverance mine in Canada, Xstrata Nickel's Sinclair mine in Western Australia and the Elandsfontein PGM mine and concentrator in South Africa. Expansion projects were completed at Lomas Bayas and Altonorte copper operations during the second half and pre-feasibility and feasibility studies were progressed or completed at a number of copper growth projects including Tampakan, Las Bambas, Antapaccay, El Pachón, El Morro, Energía Austral and in respect of expansions to the Collahuasi and Antamina operations.

Xstrata's businesses are undertaking ongoing reviews of both sustaining and expansionary capital expenditure and have already identified significant reductions in 2009 expenditure, through the deferral or suspension of capital spending during a period of depressed commodity prices, lower cash flows and poor visibility into the near-term outlook. Capital expenditure deferrals have been structured to retain maximum optionality from Xstrata's significant organic growth pipeline, positioning the Group to rapidly bring on lower cost organic growth in key commodities when market conditions allow.

## Acquisitions and disposals

On 29 October 2007, the Group announced a cash offer for shares in Jubilee Mines NL (Jubilee) of AUD23 per share. Xstrata gained control of Jubilee Mines on 31 January and took up 100% of ownership on 22 February 2008 for a total cost of $2,751 million net of cash acquired. The acquisition has brought Xstrata Nickel access to the major Western Australian nickel belt through the operational Cosmos nickel mine, together with further growth options from the Sinclair growth project, which was commissioned in October and a highly prospective land position.

On 5 December 2007, the Group announced an unconditional cash offer for Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. Xstrata gained control of Resource Pacific on 20 February and the acquisition completed on 23 April 2008. The total cost of the acquisition was $903 million net of cash acquired. Resource Pacific was previously listed on the Australian stock exchange and owns a 90% interest in the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia. Under a put option granted as part of the co-operation agreement entered into between Marubeni Corporation and Xstrata Coal, Marubeni Corporation purchased 11.98% of Resource Pacific equivalent to 40.5 million shares for a total consideration of AUD130 million ($128 million) on 21 October 2008 to bring its total shareholding to 22.2%. Xstrata Coal now owns 77.8%.

On 5 September 2008, Xstrata Copper purchased a 17.83% stake in Indophil Resources NL (Indophil) from Lion Selection for A$82 million (approximately $68 million). The acquisition followed the expiry of Xstrata Copper's offer for Indophil at A$1.28 per share on 29 August, 2008 and brought Xstrata's total shareholding in Indophil to 19.99%. Indophil's flagship asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines. Xstrata Copper has management control of the Tampakan project.

On 6 August 2008, Xstrata announced a proposed cash offer for Lonmin, the world's third largest platinum producer, valuing Lonmin's issued share capital at approximately £5 billion ($10 billion at the then prevailing exchange rate), and announced that it had acquired 10.7% of Lonmin's issued share capital. The proposed offer reflected the Group's long-stated intention to develop a world-class platinum business. Subsequent market turbulence and uncertainty over the future refinancing of acquisition debt led Xstrata to decide not to proceed with a full offer on 1 October 2008, however, the Group increased its stake in Lonmin to bring its holding to 24.9% to provide a significant stake in a business with attractive long term fundamentals.

## Dividends

In light of the proposed rights issue, Xstrata's Board of Directors has decided to waive the final dividend for 2008. As a result, the full year dividend will consist of the interim dividend of 18¢ per share, which was declared in August and paid on 10 October. The Board recognises the importance of dividend payments to shareholders and will resume dividend payments at the earliest opportunity.

Further details regarding tax refunds on dividend payments, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

## Share Data

Under IFRS, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share. During the period, 4,664,407 shares were disposed of and six million shares were issued to the Share Ownership Trust, (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985 and within the provisions), to service the exercise of employee share options. During the year, Batiss Investments purchased 6.92 million shares under the equity capital management programme, at an average price of GBP36.85 per share, bringing the total number of shares held by Batiss Investments to 16.23 million, representing 1.66% of Xstrata's issued share capital.

| SHARE PRICE | XTA LSE (GBP) | XTA SWX (SFR) |
|---|---|---|
| Closing price 31.12.07 | 35.50 | 81.75 |
| Closing price 31.12.08 | 6.40 | 9.80 |
| Period high | 44.20 | 90.80 |
| Period low | 5.75 | 9.70 |
| Period average | 29.04 | 59.69 |

| SHARES IN ISSUE FOR EPS CALCULATIONS | Number of shares (000s) |
|---|---|
| Weighted average for year ended 31.12.08 used for statutory eps calculation | 958,667 |
| Weighted average for year ended 31.12.07 used for statutory eps calculation | 959,549 |
| Total issued share capital as at 31.12.08 | 977,671 |

| PUBLICLY DISCLOSED MAJOR SHAREHOLDERS<br>**Name of shareholder** | Number of Ordinary shares of US$0.50 each | % of Ordinary issued share capital |
|---|---|---|
| Glencore International AG | 336,801,333 | 34.44 |
| Capital Research and Management | 34,741,367 | 3.55 |
| Legal and General Group plc | 29,999,246 | 3.06 |

# Markets | Alloys

## Ferrochrome and Vanadium

The first half of 2008 was characterised on the one hand by robust supply demand fundamentals driven by high stainless steel melt production, which steadily increased from the beginning of the year and on the other hand by supply side cutbacks resulting from power restrictions imposed by South Africa's power utility Eskom. Ferrochrome base prices remained strong throughout the year and the average European benchmark price for 2008 of 175.8¢ per pound was 97% higher than in the previous year.

In the first half, global ferrochrome production reached 2 million tonnes per quarter for the first time, 6% higher than for the same period in 2007. However, a typically slow third quarter was exacerbated by lower steel production in China during the Olympic Games and was followed by a dramatic fall in demand during the fourth quarter as the global financial turmoil impacted all major commodity markets. Between July and December 2008, the European benchmark ferrochrome price fell by 9% while the spot price fell by 53%.

The supply side response to weaker demand has been rapid and significant cuts were announced by all the major ferrochrome producers during the fourth quarter of 2008. Stainless melt growth will be significantly below its long-term average for the second consecutive year, with global production for 2008 estimated to have declined by approximately 11% to 25.5 million tonnes.

Exports of South African chrome ore increased significantly as a result of the power restrictions in the first half of 2008 which constrained domestic beneficiation. As a result of the increased availability of ore and robust ferrochrome prices enabled previously uneconomical capacity to restart in various regions, including China and India. The increased supply of ferrochrome coupled with deterioration in demand resulted in the ferrochrome spot price softening to levels below the prevailing international contract price towards the end of 2008.

Similarly, demand for vanadium was robust in the first half but weak in the latter part of the year. Strong demand and severe supply disruptions in China and South Africa during the first part of the year resulted in prices more than doubling. The impact of the global financial crisis from September caused the ferrovanadium price to decline by 71% from its highs earlier in 2008, to end the year at $26.50. The average price for 2008 of $61.18 per kilogram of vanadium was 65% higher than the previous year.

### Outlook

Planned expansions to South African ferrochrome capacity in 2008 were largely deferred due to the ongoing power constraints. These deferrals have been further extended in South Africa and globally, in response to the current economic slowdown.

The outlook for ferrochrome and vanadium remains, however, robust in the medium to long term. In the medium term, steel production is expected to increase from current low levels, supported by major economic stimulus plans, which include significant investment in infrastructure. Stainless melt production in 2009 is expected to decrease by around 3% to approximately 24 million tonnes. As global demand recovers, production cutbacks coupled with the deferral or cancellation of capacity expansions will reduce oversupply and will again place upward pressure on prices

## Platinum Group Metals

Strong demand in recent years for platinum group metals (PGM) has been driven by growth in automobile production and tightening emissions legislation creating increased demand for catalytic converters, while tight supply was due largely to mine underperformance at a number of producers. In early 2008, platinum and rhodium prices rose to all time record levels of $2,275 and $10,100 per ounce, respectively, in response to the South African power constraints, adverse weather conditions and temporary mine closures due to safety issues.

Demand for platinum from the auto catalyst industry fell in response to weakening global economic conditions, particularly in the fourth quarter of 2008 as the severity of the global financial turmoil became apparent. The platinum price traded down to parity with gold for the first time since 1997. From the record highs reached earlier in the year, platinum and rhodium prices decreased by 61% and 88% respectively, ending the year at $899 and $1,250 per ounce respectively.

Weaker demand is leading a number of PGM producers to scale back production and to defer planned expansions.

## Outlook

Despite the current economic situation, the medium to long-term outlook for PGMs remains positive. Recent deferrals of capital projects are likely to lead to more severe supply-side constraints, while demand is expected to improve in line with economic conditions and in response to the stimulus packages introduced by major countries, the tightening of emissions legislation globally and increased penetration of diesel powered vehicle in Europe and, in particular, the US.

# Xstrata Alloys

| FINANCIAL AND OPERATING DATA<br>$m | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| **Ferrochrome and Vanadium** | | |
| Revenue | **1,733** | 1,223 |
| EBITDA | **959** | 382 |
| Depreciation and amortisation | **(52)** | (52) |
| EBIT | **907** | 330 |
| Share of Group EBIT | **12.5%** | 3.7% |
| Capital employed | **969** | 1,092 |
| Return on capital employed* | **83.0%** | 31.0% |
| Capital expenditure | **108** | 103 |
| Sustaining | **95** | 56 |
| Expansionary | **13** | 47 |
| **Platinum Group Metals** | | |
| Revenue | **269** | 129 |
| EBITDA | **135** | 66 |
| Depreciation and amortisation | **(35)** | (7) |
| EBIT | **100** | 59 |
| Share of Group EBIT | **1.4%** | 0.7% |
| Capital employed | **3,121** | 1,774 |
| Return on capital employed* | **6.7%** | 16.4% |
| Capital expenditure | **114** | 17 |
| Sustaining | **6** | - |
| Expansionary | **108** | 17 |

* ROCE % based on average exchange rates for the year

| EBIT VARIANCES | $m |
|---|---|
| **EBIT 31.12.07** | **389** |
| Sales price* | 619 |
| Volumes | (26) |
| Unit cost – real | 32 |
| Unit cost – CPI inflation | (68) |
| Unit cost – mining inflation | (61) |
| Unit cost – foreign exchange | 206 |
| Other income and expenses | (47) |
| Depreciation and amortisation (excluding foreign exchange) | (37) |
| **EBIT 31.12.08** | **1,007** |

*Net of commodity price linked costs, treatment and refining charges

# Operations

Xstrata Alloys' EBIT rose by 159% in 2008 to $1 billion, due to record ferrochrome prices and strong cost control, which resulted in real cost savings of $32 million in 2008. Lower ferrochrome volumes offset the benefit of increased PGM volumes. Higher mining and CPI inflation were more than outweighed by the positive impact of the weaker Rand against the US dollar.

### Ferrochrome and Vanadium

EBIT from the ferroalloys division rose by 175% in 2008 to $907 million, primarily due to record ferrochrome prices and excellent cost control.

Attributable saleable production of 1.1 million tonnes of ferrochrome was 8% lower compared to the previous year, following significant production cuts during the last quarter of the year in response to the worldwide economic slowdown. In November and December, the Xstrata-Merafe Chrome Venture announced the temporary suspension of eleven furnaces. In January 2009 the Venture announced the suspension of a further six furnaces, bringing total suspended production to 80% of annual capacity. Reduced power supply as well as a planned plant closure in December 2008 impacted adversely on ferrovanadium volumes, which fell by 15% in 2008.

Power supply from Eskom, the South African power supplier, was reduced by 10% during the first half of 2008, in an effort to stabilize the national grid. This had a significant impact on Xstrata Alloys' operations and is anticipated to continue to impact production and supply growth over the next five years, until new generating capacity comes on line. In response to the power constraints, a task team has been set up to investigate short, medium and long-term generation alternatives, including the establishment of an independent power generation facility.

Cost savings of $22 million were achieved as a result of ongoing process improvement initiatives and investments to reduce costs, including lower cost new capacity at Project Lion and Bokamoso, which resulted in an improvement of 13% in power efficiency and a 9% improvement in ore consumption efficiencies. These technologies allow some replacements of metallurgical grade coke with lower priced reductants, mitigating the impact of a year-on-year increase of 71% in the average consumption prices of metallurgical grade coke and char.

## Platinum Group Metals

EBIT from the growing platinum group metals (PGM) division increased by 70% to $100 million in 2008 primarily as a result of a 124% increase in PGM in concentrate production to 224,305 ounces in 2008 following the successful commissioning of the Elandsfontein operation. Improved volumes contributed $72 million to EBIT and more than offset the negative impact of the rapid decline in PGM prices in the second half of the year.

Steady state production from the Elandsfontein opencast operation was achieved ahead of schedule and within budget in June 2008 and the mine is now producing approximately 250,000 tonnes of ore per month. Production at the Mototolo JV was slightly lower than in 2007, due to unforeseen geological conditions at the Lebowa Shaft which negatively impacted grade and ore volume. Mining conditions are expected to improve during 2009.

The development of the Mototolo on-reef decline clusters has progressed well, making additional mining faces available to support ramp-up to steady state production of 200,000 tonnes per month by early 2010. The MF2 concentrator is performing according to design.

| SUMMARY PRODUCTION DATA | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| Ferrochrome (kt)* | **1,126** | 1,219 |
| Vanadium** | | |
| Ferrovanadium (k kg) | **3,622** | 4,280 |
| $V_2O_5$ (k lbs) | **16,604** | 18,870 |
| Platinum Group Metals** | | |
| Platinum | **138,098** | 57,303 |
| Palladium | **65,774** | 32,618 |
| Rhodium | **18,644** | 9,294 |
| Indicative average published prices (Metal Bulletin) | | |
| Ferrochrome (c/lb) | **175.8** | 89.3 |
| $V_2O_5$ ($/lb) | **13.5** | 7.4 |
| Ferrovanadium ($/kg V) | **61.2** | 37.2 |
| Average LBM Platinum price ($/oz) | **1,564** | 1,337 |
| Average LBM Palladium price ($/oz) | **347** | 355 |
| Average LBM Rhodium price ($/oz) | **6,160** | 6,201 |

* Including Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture
** 100% consolidated

# Developments

### Ferrochrome

The Bokamoso pelletising project reached full production capacity during 2008 and exceeded nameplate capacity by more than 15% for three consecutive months.

The additional agglomeration capacity provided by the Lion and Bokamoso projects allowed for the production and use of increased volumes of fine UG2 chrome ore. Optimisation of the UG2 concentrating plants and additional production from the Mototolo and Eland concentrators resulted in a production increase of 20% to 1.5 million tonnes UG2 during 2008. The maximum use of UG2 is favoured during periods of reduced ferrochrome production at the smelters in order to optimise production costs.

The Boshoek opencast reserves have been successfully developed and are now in operation at a sustainable level. The development of the Magareng opencast reserves and mine was completed during 2008 to supplement chromite ore supplies to Lion and Lydenburg.

Xstrata Alloys has submitted eleven applications for new order prospecting and mining rights under South Africa's Mineral and Petroleum Resources Development Act. All of these applications have been granted to Xstrata Alloys by the Department of Minerals and Energy. Of the eleven applications made to convert existing old order mining rights, nine have been granted and notarially executed. The outstanding conversions are being processed.

### Platinum Group Metals

The Western Decline System at the Elandsfontein mine will commence sinking in early 2009 and the Eastern Decline System is scheduled to follow approximately 18 months later. Production from the underground operations is scheduled to replace opencast tonnage, maintaining current milling throughput. The Western Decline System should reach steady state production by 2011 and the Eastern Decline System by 2012, doubling current production levels. Elandsfontein has an estimated mine life of approximately 50 years.

The acquisition of the De Wildt property for $12 million has enhanced the Elandsfontein resource and will result in an extension of the open pit mineable area as well as provide access to the Madibeng lease area. An extensive exploration programme at the Madibeng and De Wildt properties commenced during August 2008. Exploration drilling is also under way at the Beestkraal property, where the first five boreholes have intersected both the

Merensky and UG2 reef horizons.

A binding Heads of Agreement was concluded with Nkwe Platinum Ltd and Genorah Resources Ltd in August, giving Xstrata the exclusive option to acquire a 50% interest in the project located on the Eastern Limb of the Bushveld Igneous Complex. Prefeasibility work is progressing well with a total of 53,000 metres of exploration drilling completed to date. The pre-feasibility drilling programme is scheduled to be completed in the third quarter of 2009.

# Markets | Coal

## Pacific thermal coal markets

Coal retains its attractive cost position for base load electricity generation and continues to underpin Asia's power generation capacity. In 2008, supply in the Pacific Basin was again characterised by reduced Chinese exports, higher levels of lower quality exports from Indonesia and continued infrastructure constraints in Australia. Coal production from Indonesia is split in the approximate ratio of 45% bituminous, 45% sub-bituminous coal and 10% low-rank coal. An increasing proportion of the sub-bituminous and low rank coal has a very low energy content, below 5000kcal/kg gar and does not compete directly with Xstrata's higher quality Australian bituminous coal production.

Demand in the Pacific market grew by only 2% in 2008, whilst supply grew by only 1%.

Although Australia and Indonesia recorded supply growth of 10% and 8% respectively, overall supply was minimal due to a 26% reduction in Vietnamese exports and a 19% reduction in Chinese exports.

Record thermal coal contract prices were achieved by the major Australian coal producers with major Japanese contract customers for the year commencing 1 April 2008, resulting in a 2008 benchmark price of $125 per tonne. This represented an increase of $69.50 per tonne, 125% higher than the previous year. During the third quarter, Xstrata Coal agreed mid year annual contracts with Japanese consumers, in the range of $130 to $155 per tonne.

Xstrata's Pacific market thermal coal sales remain dominated by Japan, Korea and Taiwan, which account for over of 75% of sales. Term and annual contracts represented approximately 80% of Xstrata Coal Australia's thermal coal sales in 2008 with the balance sold on the spot market.

### Outlook

Coal's competitiveness with alternative fuels is expected to continue to underpin its position as a base load fuel for power generation notwithstanding the effects of the global economic crisis on overall energy demand. It is expected that the recovery in Mexican thermal coal imports, the commissioning of further generating units in Korea, together with India's requirement to increase imports to meet its domestic needs will contribute to stable coal demand in 2009.

## Atlantic thermal coal markets

Higher oil and gas prices in the first three quarters of 2008 contributed to significant increases in Atlantic thermal coal prices during this period, despite a mild European 2007/2008 winter. Declines in European domestic production, buoyant European electricity markets and sustained supply side constraints provided further support to coal pricing. The impact of the global financial crisis and the subsequent recession of major economies resulted in oil and thermal coal prices retreating in the fourth quarter from the record highs achieved earlier in the year. European demand for imported coal remained at a similar level to the previous two years.

Exports of South African coal were down by 6% compared to 2007, due to the combined impacts of inconsistent rail transport performance, heavy rainfall during the summer and occasional power supply disruptions. Incremental demand from the sub-continent and Pacific markets, coupled with lower freight rates in the last quarter, further curtailed coal availability from South Africa for Europe, its principal market. Increased exports from Colombia and the US have largely been balanced by supply shortfalls from South Africa, Russia, Poland and Venezuela. Inadequate rail infrastructure and rising domestic market demand restricted exports from Russia, while rising domestic demand in Poland resulted in exports falling below 2 million tonnes.

Volatile spot FOB prices increased from just below $100 per tonne in January to a high of over $170 per tonne in July but fell to below $80 per tonne by year end. Significant premiums to the index for standard quality South African coal have been reported throughout the year as a result of limited availability.

The South African domestic market remained buoyant amidst tight availability linked to production shortfalls and incremental increases in demand from Eskom.

### Outlook

Uncertainty in the world financial markets and the global recessionary environment are likely to result in further volatility in the energy complex in the near and medium term. Reduced exports from the USA and declining

European coal production are expected to offset the effects of lower industrial electricity demand in Europe on seaborne thermal coal demand.

## Coking coal markets

Coking coal markets experienced significant fluctuations in supply and demand throughout 2008. The first half experienced unprecedented customer demand for available tonnes, following the extreme flooding events in Queensland during the first quarter which severely restricted the availability of prime hard coking coal and reduced Australian coking coal export supply in the first half by 6 million tonnes. Steel producers looked to US suppliers to cover the supply shortfall, lifting USA exports by 9 million tonnes over the full year.

In stark contrast, the second half of 2008 saw the steel and manufacturing industries significantly impacted by the sudden global financial liquidity crisis, resulting in reduced customer demand for all grades of metallurgical coal. Full year 2008 data indicates global steel production in coking coal importing countries grew by only 1% over 2007, leading to increased coking coal demand of 8 million tonnes. Australian and Canadian metallurgical coal exports were marginally below 2007 levels.

In April, term prices of $300 per tonne were agreed with customers for prime hard coking coals for the year ending March 2009 by the leading producer. This settlement represented an increase of $202 per tonne (206%) over the previous year, and in some cases includes the cancellation of some of the carryover arising from the floods in Queensland in early 2008. With the exception of Xstrata, all other hard coking coal suppliers subsequently settled at an equivalent price level.

Xstrata concluded its 2008 price negotiations with term customers while simultaneously developing a new customer base largely within the rapidly expanding Indian steel industry. For the contract year commencing April 2008, the average contract price for prime hard coking coal agreed was $360 per tonne.

Asian steel mills and Australian coal producers settled prices for NSW high volatile semi soft coking coals at approximately $240 per tonne, which applies for the contract year commencing 1 April 2008 representing an increase of 276% over last year's term price of $63.90 for Xstrata brands.

Term and annual contracts account for in excess of 70% of Xstrata's hard coking coal and semi-soft coking coal sales. Xstrata's hard coking coal is sold into each major market while Japan remains the dominant market for semi-soft coking coal.

### Outlook

The coking coal market in 2009 is expected to remain heavily affected by the global economic downturn. In response to low prices, approximately 24 million tonnes of coking coal production curtailments have been announced for 2009 representing approximately 13% of planned production levels prior to the economic downturn in the second half of 2008. However, until steel consumption begins to recover, all metallurgical coal grades will continue to be in oversupply, although the declining value of the Australian dollar will provide Xstrata with some cost offset to declining prices.

# Xstrata Coal

| FINANCIAL AND OPERATING DATA<br>$m | Year ended<br>31.12.08 | Year ended<br>31.12.07 |
|---|---|---|
| **Revenue: operations†** | **7,633** | **3,965** |
| Coking Australia | 1,595 | 587 |
| Thermal Australia | 4,139 | 1,996 |
| Thermal South Africa | 1,058 | 864 |
| Thermal Americas | 841 | 518 |
| **Revenue: other** | **311** | **236** |
| Coking Australia | 2 | - |
| Thermal Australia | 260 | 180 |
| Thermal South Africa | 49 | 56 |
| **Total revenue** | **7,944** | **4,201** |
| Coking Australia | 1,597 | 587 |
| Thermal Australia | 4,399 | 2,176 |
| Thermal South Africa | 1,107 | 920 |
| Thermal Americas | 841 | 518 |
| **EBITDA** | **4,173** | **1,194** |
| Coking Australia | 1,022 | 214 |
| Thermal Australia | 2,191 | 508 |
| Thermal South Africa | 542 | 235 |
| Thermal Americas | 418 | 237 |
| **Depreciation and amortisation** | **(624)** | **(504)** |
| Coking Australia | (92) | (71) |
| Thermal Australia | (317) | (231) |
| Thermal South Africa | (131) | (126) |
| Thermal Americas | (84) | (76) |
| **EBIT** | **3,549** | **690** |
| Coking Australia | 930 | 143 |
| Thermal Australia | 1,874 | 277 |
| Thermal South Africa | 411 | 109 |
| Thermal Americas | 334 | 161 |
| **Capital employed** | **8,343** | **8,557** |
| Australia | 5,194 | 5,269 |
| South Africa | 1,317 | 1,481 |
| Americas | 1,832 | 1,807 |
| **Share of Group EBIT** | **48.9%** | **7.8%** |
| Australia | 38.6% | 4.8% |
| South Africa | 5.7% | 1.2% |
| Americas | 4.6% | 1.8% |
| **Return on capital employed*** | **37.0%** | **9.2%** |
| Australia | 44.6% | 10.0% |
| South Africa | 27.7% | 7.6% |
| Americas | 18.2% | 8.9% |
| **Capital expenditure** | **1,204** | **807** |
| Australia | 776 | 489 |
| South Africa | 346 | 231 |
| Americas | 82 | 87 |
| Sustaining | 459 | 460 |
| Expansionary | 745 | 347 |

* ROCE % based on average exchange rates for the year

† Includes purchased coal for blending with mine production

| EBIT VARIANCES | |
|---|---|
| | $m |
| **EBIT 31.12.07** | **690** |
| Sales price* | 2,823 |
| Volumes | 63 |
| Unit cost – real | 117 |
| Unit cost – CPI inflation | (230) |
| Unit cost – mining industry inflation | (206) |
| Unit cost – foreign exchange | 81 |
| Other income and expenses | 47 |
| Depreciation and amortisation (excluding foreign exchange) | (83) |
| Business combinations | 247 |
| **EBIT 31.12.08** | **3,549** |
| * net of commodity price linked costs, treatment and refining charges | |

# Operations

Very strong demand for thermal and coking coal in both the Pacific and Atlantic markets for the majority of the year drove coal prices to unprecedented levels. Robust prices were complemented by a strong operating performance and record sales volumes at Xstrata Coal's operations, which contributed an additional $63 million to EBIT compared to 2007. Overall, Xstrata Coal EBIT rose more than four-fold to $3.5 billion, with stronger prices contributing an additional $2.8 billion to 2008 earnings.

Sales volumes increased for all operating regions except South Africa, which struggled with rail constraints. Coking coal production benefited from a full year of Tahmoor sales and opportunistic sales from the Oaky Creek Complex to take advantage of excess capacity during the Queensland floods in the first quarter of 2008. Australian thermal coal sales benefited from the continued ramp up at Ulan Underground and the commencement of the owner-operated Glendell operation. Cerrejón continues to increase sales in line with its expansion to 32 million tonnes per annum total operating capacity.

Inflationary pressures in mining sector input costs continued in 2008, in particular for fuel and explosives and impacted EBIT by $436 million compared to 2007. Excluding the effect of CPI, royalties and coal mining sector inflation, real unit cost savings of $117 million year-on-year were achieved due to productivity improvements at the Newlands Northern Underground, the improved Ulan underground performance, changes in the domestic sales mix in South Africa, partially offset by cost increases at Bulga Opencut due to an increase in contractor overburden removal, ongoing geological issues at Beltana and Rolleston, geotechnical issues at Newlands Opencut operations, and the planned closure of the Impunzi Underground.

The rapid depreciation in exchange rates in the last quarter of the year more than offset stronger operating currencies in the early part of the year, with foreign exchange contributing an additional $81 million to EBIT compared to the prior year.

## Australian thermal coal

The strength of the Asian coal markets drove up the price of coal during 2008, with the average realised thermal price in 2008 rising to $96 per tonne, an increase of 87% on the prior year. Average realised semi-soft prices also increased relative to the 2007 levels, up by 152% to $158 per tonne, leading to an increase in EBIT of 577%, to $1.9 billion.

Saleable production increased by 15% over 2007 levels to 40 million tonnes, due to an improved performance at the Newlands Northern Underground, continued ramp up at Ulan Underground and the commencement of the owner-operated Glendell operation at the Mount Owen Complex. Improved performance by Port Waratah Coal Services (PWCS) in New South Wales decreased demurrage expenditure in 2008.

## Australian coking coal

In 2008, market prices for coking coal reached record levels, driven by strong demand and a shortage of supply due to the floods in Queensland in the first quarter of the year. EBIT from the coking coal operations increased to $930 million, up 550% on 2007, as a result of significantly higher average received prices of $233 per tonne, an increase of 137% over the previous year.

Overall coking coal sales volumes increased in 2008, benefiting from the inclusion of Tahmoor for the full 12 months, plus opportunistic sales from the Oaky Creek Complex during the floods in the first quarter. This was partially offset by the impacts of the global economic crisis and the significant downturn in demand from steel and manufacturing industries in the fourth quarter. As a consequence, Xstrata Coal made the decision to suspend longwall operations at the Oaky Number 1 mine and will continue to meet customer demand via existing stockpiles and production from the Oaky North operation.

## South Africa

EBIT from the South African operations increased by 277% to $411 million due to significantly higher average realised prices, which were 52% higher than in 2007 at $78 per tonne, on the strength of the Atlantic Coal market, real unit cost savings and the weaker South African Rand.

Sales volumes decreased by 4% to 24 million tonnes in 2008, predominantly due to the rail constraints experienced during the year which resulted in a decline in export tonnes of 10% to 12.3 million tonnes. To mitigate this reduction in export capacity, efforts were made to secure additional domestic sales to supplement lost export sales, resulting in a 5% increase in domestic sales to 11.7 million tonnes. The domestic sales were primarily for ESKOM to assist in alleviating the power issues across the country. Production for 2008 decreased by 2 million tonnes, mainly due to the planned closure of the Impunzi Underground operation.

Real unit costs, excluding removing the effect of inflation and one-off costs, improved significantly due to the continued ramp up at the low cost Goedgevonden operation and the change in the sales mix due to a higher proportion of lower cost domestic sales, partially offset by the closure of the Impunzi Underground. The South African Rand depreciated approximately 17% during the year, which also benefited EBIT.

## Americas

The Cerrejón operation in Colombia achieved a record operating result for 2008, with Xstrata Coal's share of EBIT more than doubling to $334 million compared to the previous year. This result was due to the strength of the Atlantic coal market during the year which enabled Cerrejón to achieve average realised prices of $81 per tonne, 55% up on 2007.

Sales volumes increased to 10.5 million tonnes, up 6% on 2007. Productivity improvements were achieved as a result of the investments made in equipment to achieve increased total production capacity of 32 million tonnes per annum by year's end. Xstrata Coal's share of production has increased to 10.4 million tonnes in 2008.

Operating costs at Cerrejón were impacted by significant inflationary pressures in 2008, in particular fuel and explosives. After removing the effect of inflation and one-off costs, real unit cost savings have been achieved through productivity improvements.

| SUMMARY PRODUCTION DATA<br>(million tonnes) | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| Total consolidated production | **85.5** | 82.8 |
| Australian coking | 6.9 | 6.8 |
| Australian semi-soft coking | 5.3 | 6.4 |
| Australian thermal | 40.2 | 35.0 |
| South African thermal* | 22.7 | 24.7 |
| Americas thermal | 10.4 | 9.9 |
| Consolidated Australian sales total | **51.8** | 46.5 |
| Coking export | 7.0 | 6.0 |
| Semi-soft coking export | 5.3 | 6.4 |
| Thermal export | 31.3 | 26.6 |
| Thermal domestic | 8.2 | 7.5 |
| Consolidated South African sales total* | **24.0** | 24.9 |
| Thermal export | 12.3 | 13.7 |
| Thermal domestic | 11.7 | 11.2 |
| Consolidated Americas sales total | **10.5** | 9.9 |
| Attributable Australian sales total | **49.5** | 43.9 |
| Coking export | 7.0 | 6.0 |
| Semi-soft coking export | 4.8 | 5.8 |
| Thermal export | 29.6 | 24.7 |
| Thermal domestic | 8.1 | 7.4 |
| Attributable South African sales total* | **19.6** | 20.1 |
| Thermal export | 9.8 | 11.0 |
| Thermal domestic | 9.8 | 9.1 |
| Average received export FOB coal price ($/t) | | |
| Australian coking | 232.5 | 98.1 |
| Australian semi-soft coking | 157.5 | 62.5 |
| Australian thermal | 95.6 | 51.2 |
| South African thermal | 78.4 | 51.7 |
| Americas thermal | 80.9 | 52.3 |

* For production reporting DTJV is included for the full year ended 31 December 2008. For financial reporting DTJV is excluded from Xstrata Coal's ex-mine results due to the DTJV re-structuring announced on 3 March 2008

# Developments

Xstrata Coal continued to progress the development of its world class portfolio of low cost expansion and development options.

## Australia

Xstrata Coal achieved majority ownership of the Ravensworth underground coal mine in the first quarter of 2008. Since assuming management control, the operation has been fully integrated, with longwall production re-commencing in the third quarter.

In March, Xstrata commenced operations at its New South Wales Glendell operation, having received Government approval to increase the maximum rate of run of mine coal production of Glendell from 3.6 million tonnes per year to 4.5 million tonnes per annum. The coal from Glendell is being processed through the expanded Mount Owen Coal Handling and Processing Plant, which was commissioned in January ahead of time and within budget.

The Liddell operation in New South Wales was also successfully expanded from 4.5 million tonnes per year to 7 million tonnes per annum ROM on a managed basis, with the completion of the new Liddell Coal Processing Plant on time and within budget in the fourth quarter of 2008.

Development of the Blakefield South underground operation, within the Bulga Coal Complex, continues. Blakefield South will replace the high productivity Beltana underground mine and first longwall coal is expected in 2010.

Planned expansions of the Ulan mine and the Ravensworth complex were advanced through pre-feasibility studies into the feasibility phase, both of which will continue through 2009.

Xstrata Coal completed feasibility studies and received the mining lease for its proposed $1 billion Mangoola Coal Project in New South Wales. The Mangoola mine will produce up to 10.5 ROM million tonnes of both export and domestic quality thermal coal annually and has an expected mine life of 18 years. In August, the Xstrata Board approved the development of the open cut thermal coal mine.

The large Wandoan coal project completed pre-feasibility in late 2008 and released the Environmental Impact Statement for public review in December. A large scale sample pit development in the middle of the year generated washed coal for market testing and trial burns, with favourable results. The Wandoan project, located in the Surat basin in Queensland, is expected to deliver over 20 million tonnes of thermal coal annually and feasibility studies will continue throughout 2009. There was also a significant increase in the project's coal resources to 2,530 million tonnes and a maiden marketable reserve of 395 million tonnes.

## South Africa

In March 2008, Xstrata announced the restructure of its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA) in March 2008. Under the terms of the restructuring, Xstrata acquired and now manages the mining of reserves approximately equivalent to its original 16% share in the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-Cast Mine (ATCOM) operations. Xstrata will commence separate mining operations from 1 July 2009. The restructuring enables Xstrata to integrate the acquired discrete reserves from the former DTJV into Xstrata Coal's 100% owned ATCOM complex, to leverage existing infrastructure and take direct management control of the operation, which will be renamed ATCOM East. The new operation has 157 million tonnes of coal reserves.

The new Goedgevonden opencut thermal mine is now well advanced and is expected to commence plant commissioning on schedule in the second quarter of 2009.

## Americas

The ramp up of the Cerrejón open cut mine to 32 million tonnes per annum was completed in the second half of the year. The feasibility study for a subsequent increase to 40 million tonnes per annum is under way.

The Donkin Coal project in Canada completed the next stage of the pre-feasibility process, with Xstrata Coal committing to commence a detailed exploration project in the first quarter of 2009.

# Markets | Copper

During the early part of 2008, Chinese demand strength and ongoing supply disruptions contributed to strong but volatile copper prices. From the second half of the year onwards, prices were impacted by challenging financial and credit environments and weaker global macroeconomic conditions. The LME copper price declined rapidly from a mid-year high of $4.08 per pound to $1.32 per pound at year-end. The average price for 2008 was $3.15 per pound, 2.5% or 8¢ per pound lower than in 2007.

The financial crisis and resultant negative sentiment on the outlook for global economic prospects saw copper end-use demand stall in the OECD economies during the fourth quarter. Major copper-consuming sectors, including construction and transportation, were particularly badly affected and refined demand fell sharply. Demand from China also slowed during the second half, largely due to the government's credit-tightening measures aimed at cooling inflation, as well as a slowing housing sector and weaker export markets.

The tight physical market that persisted during the first half of 2008 unwound over the final months of the year, resulting in increased deliveries of cathode to exchange warehouses. Global copper exchange inventories ended 2008 at 390,000 tonnes, an increase of 152,000 tonnes or 64% on the closing level in 2007.

On the supply side, the rapid decline in LME copper prices along with liquidity constraints have caused the closure of several marginal mines, as well as production cutbacks, project delays and the cancellation or deferral of exploration expenditure.

However, supply losses have not yet been sufficient to offset the decline in demand and concentrate market tightness has eased amid lower demand from custom smelters. Following mid-year contract settlements at $42 per dry metric tonne and 4.2¢ per pound, spot terms had risen to $75 per dry metric tonne and 7.5¢ per pound by the end of the year, and the 2009 annual benchmark has also been set at this level.

## Outlook

Macroeconomic conditions are expected to remain weak during 2009, limiting copper demand growth. Government efforts in a number of major copper consuming economies to stimulate economic growth using fiscal measures are expected to provide some level of support to end-use demand, particularly in China. Further supply cuts are also likely in the event that prices remain depressed for a prolonged period.

To date, industry participants have announced the curtailment or suspension of over 600,000 tonnes of unprofitable production. Global mine supply is expected to be further constrained by operational underperformance such as pit wall problems, lower grades and mill availability and it is estimated this will reduce global copper supply by 1.0 million tonnes in 2009 (1.4 million tonnes in 2008). The combination of both curtailment of unprofitable production and operational underperformance represents a production cut-back of approximately 9% of planned 2009 production levels prior to the economic downturn in the second half of 2008. Perhaps even more noteworthy is the likely impact on longer term supply growth, as announced cancellations or deferral of growth projects have removed over 2.8 million tonnes of new copper supply over the next four years, introducing significant future constraints. These actions are likely to assist a rapid tightening of the physical market when demand increases as a result of fiscal stimulus packages and improving global economic conditions.

# Xstrata Copper

| FINANCIAL AND OPERATING DATA<br>$m | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **Revenue** | **11,464** | **12,794** |
| Argentina | | |
| Alumbrera | 1,216 | 1,401 |
| Australia | | |
| North Queensland | 1,949 | 1,991 |
| Canada* | 4,373 | 4,755 |
| Chile | | |
| Collahuasi†† | 1,131 | 1,384 |
| North Chile | 1,338 | 1,456 |
| Peru | | |
| Antamina‡ | 731 | 885 |
| Tintaya | 515 | 785 |
| Marketing and Trading | 211 | 137 |
| **EBITDA** | **3,160** | **4,987** |
| Argentina | | |
| Alumbrera | 488 | 756 |
| Australia | | |
| North Queensland | 951 | 1,203 |
| Canada* | 101 | 340 |
| Chile | | |
| Collahuasi†† | 673 | 1,038 |
| North Chile | 85 | 363 |
| Peru | | |
| Antamina‡ | 530 | 699 |
| Tintaya | 275 | 537 |
| Marketing, Trading and other | 57 | 51 |
| **Depreciation and amortisation** | **(863)** | **(824)** |
| Argentina | | |
| Alumbrera | (97) | (96) |
| Australia | | |
| North Queensland | (215) | (161) |
| Canada* | (85) | (84) |
| Chile | | |
| Collahuasi†† | (150) | (144) |
| North Chile | (91) | (85) |
| Peru | | |
| Antamina‡ | (145) | (144) |
| Tintaya | (80) | (110) |
| **EBIT** | **2,297** | **4,163** |
| Argentina | | |
| Alumbrera | 391 | 660 |
| Australia | | |
| North Queensland | 736 | 1,042 |
| Canada* | 16 | 256 |
| Chile | | |
| Collahuasi†† | 523 | 894 |
| North Chile | (6) | 278 |
| Peru | | |
| Antamina‡ | 385 | 555 |
| Tintaya | 195 | 427 |
| Marketing, Trading and other | 57 | 51 |
| **Share of Group EBIT** | **31.6%** | 47.4% |
| **Capital Employed†** | **14,732** | 14,824 |
| **ROCE** | **19.2%** | 35.8% |

| FINANCIAL AND OPERATING DATA<br>$m | Year ended<br>31.12.08 | Year ended<br>31.12.07 |
|---|---|---|
| **Capital Expenditure** | **1,115** | **721** |
| Argentina | 77 | 72 |
| Australia | 273 | 214 |
| Canada* | 135 | 82 |
| Chile | | |
| Collahuasi†† | 183 | 80 |
| North Chile | 282 | 167 |
| Peru | | |
| Antamina‡ | 63 | 25 |
| Tintaya and Others | 102 | 81 |
| Sustaining | 557 | 425 |
| Expansionary | 558 | 296 |

† Includes goodwill allocation on acquisition of Falconbridge
†† Xstrata's 44% share of Collahuasi
* Canada includes Xstrata Recycling that operates businesses in Canada, the United States of America and Asia
‡ Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

| EBIT VARIANCES | $m |
|---|---|
| **EBIT 31.12.07** | **4,163** |
| Sales price* | (829) |
| Volumes | (395) |
| Unit cost – real | (40) |
| Unit cost - CPI inflation | (100) |
| Unit cost – mining industry inflation | (304) |
| Unit cost – foreign exchange | (38) |
| Other income and expenses | (126) |
| Depreciation and amortisation (excluding foreign exchange) | (34) |
| **EBIT 31.12.08** | **2,297** |

* Net of commodity price linked costs, treatment and refining charges

# Operations

The dramatic fall in copper prices, in the last quarter of 2008 heavily influenced the EBIT for the year, compounded by lower prices for Xstrata Copper's other by-products, with the exception of gold. Lower commodity prices reduced earnings by $829 million compared to the prior year.

The impact of 2007 provisional price settlements on the realised copper price for 2008 was to increase earnings by $349 million compared to the impact of 2006 provisional price settlements in 2007. As at 31 December 2008, provisionally priced sales amounted to 243,000 tonnes to be settled in 2009. Provisionally priced sales at year-end were valued at prevailing market rates resulting in a negative mark-to-market December adjustment of $2 million.

With the dramatic collapse of copper prices in the second half of the year, the EBIT impact attributable to the difference in final settlements of provisionally priced sales during the first half of the year relative to settlements in the second half is $611 million.

Reduced sales volumes eroded EBIT by $395 million, with production reduced by 3% for the full year, mainly as a result of lower head grades at Alumbrera and Mount Isa mines. The reduced production also had an unfavourable

impact on real unit costs.

Higher CPI and mining industry related inflation, particularly in electricity, sulphuric acid, fuel and steel prices, reduced earnings by $404 million, while the weaker US dollar against all local currencies during the first eight months of the year offset the impact of a marked strengthening of the US dollar from September and decreased EBIT by $38 million. Other income and expenses include the introduction of export retentions taxes in Argentina and negatively impacted earnings by $104 million.

## Argentina

Lower realised copper prices together with reduced gold and copper head grades decreased EBIT at Minera Alumbrera by 41% to $391 million. EBIT was also impacted by the higher costs of fuel, electricity, grinding balls and the commencement of the first full year of export tax payments to the national government.

Copper in concentrate and gold production decreased by 13% and 18% respectively compared to 2007, due to planned lower head grades, reduced throughput in the third quarter due to difficulties in treating high gypsum content in ore, and the delayed commissioning of the flotation expansion project. A difficult first half performance was partially offset by an overall strong second half copper in concentrate production which increased by 39% compared to the first six months of the year. For the full year, copper in concentrate sales volumes were 13% lower compared to the previous year.

## Australia

The North Queensland division comprising the Ernest Henry and Mount Isa operations registered EBIT of $736 million for 2008, 29% lower than 2007 mainly due to lower copper prices, reduced volumes of copper sales from the division's own operations, lower volumes of gold sales and mining industry inflation, in particular increases to diesel, steel, explosives and reagents. Copper sales for 2008 were in line with the previous year at 279,400 tonnes.

The North Queensland mining operations produced 262,500 tonnes of copper in concentrate, a decrease of 2% compared to 2007 due to planned lower head grades at Mount Isa, partially offset by higher milled tonnes and grades at Ernest Henry. Production of copper in concentrate decreased by 12% at Mount Isa to 151,600 tonnes, but increased by 16% to 110,900 tonnes at Ernest Henry.

Mount Isa smelter anode production improved by 8% to 236,200 tonnes as the smelter expansion project delivered improved productivities in the second half. This, together with purchased anode from Xstrata Copper's Altonorte smelter in Chile, resulted in an increase of 15% in copper cathode production from the Townsville refinery compared to 2007.

## Canada

EBIT at the Canada division declined significantly from 2007 to $16 million, due to lower copper and zinc prices, reduced copper sales volumes, lower treatment and refining revenue, higher sea freight costs and a stronger Canadian dollar.

Copper in concentrate production at Kidd decreased by 8% to 42,700 tonnes due to planned lower copper head grades. Zinc in concentrate production increased by 24% to 116,300 tonnes compared to the same period in 2007, due to higher zinc head grades.

The combined impact of a planned maintenance shutdown, an additional three week outage to reduce the dependence on marginal offshore concentrate and a 36 day strike at the metallurgical site reduced throughput at the Kidd smelter by 25% to 340,400 tonnes of concentrate, contributing to a 32% decrease in copper cathode production at the Kidd refinery.

The Horne smelter produced 171,500 tonnes of anodes, 3% less than the prior year due to an unplanned maintenance shutdown that reduced throughput by 4%. The volume of recycled feeds, procured by Xstrata Recycling for processing at the Horne smelter, increased by 7% to 127,800 tonnes.

Higher anode supply helped boost copper cathode production at the CCR refinery by 8% to 344,800 tonnes compared

to 2007, when output was affected by a labour dispute in the first half.

## Chile

Collahuasi

Xstrata's 44% share in Collahuasi generated EBIT of $523 million, a decrease of 41% compared to 2007, due to the significant impact of provisional price revaluations on the final quarter sales revenue of $283 million, lower molybdenum sales prices and volumes, higher ocean freight costs and significant mining industry inflation, offset partially by increased copper production.

Despite adverse weather conditions, metallurgical difficulties in the concentrator and unplanned maintenance shutdowns, including a 14 day stoppage of the main SAG mill, Xstrata's share of total copper production increased by 3% to 204,300 tonnes compared to 2007 when the main SAG mill was shutdown for 46 days to replace the stator. Strong production was achieved in the last quarter of 2008, improving 21% over the average of the first three quarters, following an organisational review and restructuring of the executive and operational management teams of the joint venture.

During 2008 Collahuasi received $33 million in partial payments from insurers to cover the SAG mill stator failure. Negotiations are ongoing and final settlement of the claim is expected in the first half of 2009.

North Chile

Two earthquakes in the last quarter of 2007 impacted the performance of the North Chile division during 2008, contributing to lower anode and sulphuric acid production at Altonorte and decreased cathode production at Lomas Bayas. Force majeure was declared in March 2008 on Altonorte acid and anode sales contracts due to earthquake damage to acid plants no. 2 and 3. In September the number 2 acid plant was decommissioned and acid supply contracts terminated. New acid supply contracts have subsequently been agreed.

Anode and acid production volumes declined by 15% and 10% respectively compared to 2007 as a result of the restricted sulphuric acid capture and storage capacity and, to a lesser extent, lower copper in concentrate feed grades.

Cathode production at Lomas Bayas decreased by 4% to 59,100 tonnes compared to 2007 due to the impacts of the earthquakes on crushing and conveyor lines and from the impact of lower ore grades and recoveries. Record monthly cathode production of 6,500 tonnes was achieved in December reflecting the operation of the leach pad and EW plant at the new design capacity of 75,000 tonnes per annum.

The North Chile division generated an EBIT loss of $6 million in 2008 on a pre-exceptional basis, due to lower copper prices, reduced copper production at Lomas Bayas and lower acid production and sales at Altonorte and higher energy and purchased acid prices.

## Peru

Antamina

Xstrata's 33.75% attributable share of Antamina's financial performance is divided between Xstrata Copper and Xstrata Zinc on the basis of sales revenues for copper and zinc respectively. Xstrata Copper's share of Antamina EBIT declined by 31% to $385 million in 2008 compared to the previous year mainly due to lower realised copper, molybdenum and silver prices and higher costs due to mining industry inflation.

Higher copper head grades boosted copper in concentrate production by 4% to 116,000 tonnes, and more than offset the impact of an unplanned 11-day shutdown of the SAG mill and consequent reduced mill throughput and speed. The successful commissioning of a pebble crushing plant in mid 2008 compensated for the SAG mill's performance.

Tintaya

EBIT decreased by 54% at Tintaya to $195 million in 2008, due to lower realised copper prices, mining cost inflation, impacting particularly the costs of sulphuric acid, grinding media, lime, tyres, fuel, and explosives, and reduced sales volumes as a result of lower production compared to the previous year.

A strong production performance in the second half largely offset adverse weather conditions and high clay content ores in the earlier part of the year, resulting in copper concentrate production slightly below the prior year. Increased

annual concentrator throughput of 5% compensated for lower copper sulphide grades and recoveries. Gold in concentrate production decreased by 5% due to a 26% decline in gold head grades.

Copper cathode production from the SX/EW plant decreased by 24% to 27,300 tonnes due to lower oxide ore mined, reduced recoveries and grade on leach pads compared to 2007, as lower grade stockpiles were used for blending to mitigate the difficulties of processing ores with unusually high clay content.

| SUMMARY PRODUCTION DATA | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| Total mined copper (t) (contained metal) | 952,426 | 986,663 |
| Total mined gold (oz) (contained metal) | 687,213 | 777,257 |
| Total copper cathode (t) (from mined and third party material) | 806,783 | 802,271 |
| Consolidated C1 cash cost – post by-product credits (US¢/lb) | 89.3 | 56.9 |

# Developments

In recent months, Xstrata Copper has been progressively responding to the global economic crisis and its impact on the copper industry. Operational and project reviews have resulted in significant reductions in operating and capital cost projections into 2009 and organisational reviews across the divisions have resulted in headcount reductions, including through the non-replacement of vacant positions, at a number of operations.

### Argentina

Minera Alumbrera
Minera Alumbrera completed commissioning of the new molybdenum plant during 2008, producing 450 metric tonnes of molybdenum concentrate to the end of the year. A further 38 million tonnes of additional ore reserves were defined in the first half of 2008 as part of the ongoing ore delineation drilling programme in the Alumbrera pit, undertaken both within the existing ore envelope and for extensions at depth.

El Pachón
Following the publication of a Mineral Resource estimate for El Pachón in March 2008, work continued through the remainder of the year to update feasibility studies, with a particular focus on the impact of the new fiscal regime being proposed by the federal government on the project's economics. No decision has yet been taken as to the likely timing of any final feasibility study on the El Pachón project.

### Australia

North Queensland
During 2008, studies advanced into underground mass mining options for both Mount Isa and Ernest Henry mines, resulting in a 19% increase to 56 million tonnes to underground Mineral Resources at Ernest Henry and publication of an initial underground Mineral Reserve estimate of 10 million tonnes. The feasibility study into a potential large scale underground sub-level caving operation at Ernest Henry is expected to be completed in the first half of 2009.

In August 2008, the Ernest Henry open pit had a wedge failure in the southern wall. Whilst this did not impact ore production in 2008, as part of the ongoing reassessment of ground conditions, engineering and geotechnical assessments are currently under way to determine the optimal mine plan and schedule.

The last phase of the copper smelter expansion project, namely the construction and commissioning of two new oxygen plants was completed in the fourth quarter of 2008, raising the nominal production capacity to the targeted 300,000 tonnes per annum. A feasibility study evaluating further emissions capture enhancements at the copper smelter is continuing.

## Canada

In 2008, Kidd Mine received approval to extend the mining zone at Mine D from 9,100 feet to 9,500 feet thereby allowing it to maintain a mining rate of 2.7 million tones per annum until 2012 and extending the operation's life by one year to 2017.

A number of key environmental initiatives were completed during 2008, including improvements to tailing effluent quality at the Kidd Metallurgical site, and increased capture of fugitive lead emissions at Kidd smelter and fugitive arsenic emissions at the Horne smelter.

Reclamation activities continued at the closed Murdochville mine and metallurgical facility and associated town site. The soil remediation program for all private residences in the town was completed one year ahead of schedule. Soil remediation activities commenced in the area around the port operations in Gaspé and are targeted for completion in the summer of 2009.

In January 2009, the Horne smelter announced a reduction to its workforce and planned 2009 capital expenditures aimed at securing its viability in current market conditions. The decision came after evaluation of the impact of the closure of Fabie Bay Mine, a custom milling client, and a reduction in the volume of recycled feed. The Kidd Mine also decided to reduce its staffing requirements by not filling a number of vacant positions and ending a number of consultancy positions.

## Chile

Collahuasi
During 2008 approvals were secured to commit $183 million (100% share) for the construction of an enlarged primary crusher/conveyor system to increase the ore delivery rate from the main Rosario pit to the concentrator to 170,000 tonnes per day, as part of Collahuasi's Phase 1 expansion strategy to increase annual copper production capacity to 600,000 tonnes from the second half of 2010. The results of the completed feasibility study into this project will be considered by Collahuasi shareholders during the first half of 2009.

In January 2008 Collahuasi announced a 28% increase in total estimated Mineral Resources to 5.1 billion tonnes.

North Chile
The Lomas Bayas expansion project to increase production by 15% to 75,000 tonnes per annum was successfully commissioned within the approved budget of $70 million in November 2008, assisting with the lowering of the cash cost profile of the operation. The timing of a commitment to the Lomas II project, which would extend the mine life to 2020, is currently under review.

Geological test-work has identified significant sulphide mineralisation directly beneath the existing mining operation at Lomas Bayas. A diamond-drilling campaign totalling 6,000 metres has been budgeted for 2009 to quantify the tonnage and grade of this resource for further technical and economic analysis.

The Altonorte phase IV expansion to 1.2 million tonnes per annum of smelter feed was successfully commissioned in October, comprising the construction of the new no. 1 acid plant that will increase annual acid capacity to 1.1 million tonnes.

Molybdenum roasting operations were suspended in October 2008 due to insufficient feedstock and poor market conditions following the global economic downturn. Mine off-take contractual commitments for 2009 will be assigned to a third-party during a strategic review of molybdenum operations following the completion of the Altonorte leaching and roasting expansion study.

Energia Austral
In 2008 engineering and environmental impact studies progressed on the proposed 1,100MW hydropower project, comprising three generating facilities and a transmission line in southern Chile's Aysén region. An Environmental Impact Study for the Rio Cuervo generating facility is expected to be submitted to the relevant authorities in the first quarter of 2009.

El Morro
A final Feasibility Study and an Environmental Impact Study (EIS) for El Morro were completed in 2008. The EIS was submitted to the authorities for approval in November 2008 and is currently undergoing the official public

consultation phase, which ends on 2 March 2009.

A decision on whether to progress the project is expected by the end of 2009, subject to obtaining the necessary community and regulatory support and to market conditions.

## Peru

Antamina
In mid 2008 the pebble crushing circuit was successfully commissioned for a total investment of $42.7 million, resulting in improved throughput productivities at the concentrator.

In November Antamina announced a 77% increase to estimated Mineral Reserves, equivalent to an additional 325 million tonnes of ore, taking proven and probable reserves to 745 million tonnes at a copper grade of 1.06%. The increased reserves incorporate data obtained from over 105,000 metres of drilling carried out from late 2006 through September 2007 and indicate the potential for further expansion.

In 2008, Antamina completed 115,000 metres of resource definition drilling, less than the 132,000 metres originally planned as capital expenditure was reduced in view of the difficult global financial environment in the latter half of the year.

Antamina is progressing with a feasibility study into an expansion of the processing capacity of the concentrator, supported by the significant increase in the mineral resource base. Results of the feasibility study are expected to be available for Antamina shareholder consideration during the first half of 2009.

Southern Peru
In March 2008, Xstrata Copper announced a total Mineral Resource of over 1.6 billion tonnes of copper mineralisation in southern Peru, including the Tintaya mine and the Antapaccay, Coroccohuayco and Las Bambas development projects. During 2008 feasibility studies commenced at Antapaccay and Las Bambas projects, including a number of studies to examine synergies between these sites as part of an overall integrated regional strategy, including operational, port and transport infrastructure and power supply. A 20,000 metre in-fill drilling programme was successfully completed at Antapaccay in 2008 and the feasibility study remains on target for completion in the third quarter of 2009.

At the Las Bambas project, 67,000 metres of infill drilling were completed to progress feasibility studies, with encouraging results from metallurgical test work. A proposed resettlement programme was presented to the Fuerabamba community and discussions are progressing.

Some 20 kilometres of geophysical surveys were completed in the Coroccohuayco area, 10 kilometres southeast of Tintaya, where surface oxide ores have been identified as well as important sulphide anomalies.

## Philippines

At the Tampakan project, work on the Extended Pre-Feasibility Study (XPFS) continued throughout 2008, and included some 9,000 metres of drilling. The results of the pre-feasibility study were delivered to the Sagittarius Mines Inc. (SMI) shareholders in late December. In view of the preliminary outcomes of the study and current market conditions, SMI management will further review the detailed engineering, processing requirements and scope of the potential operation during the first half of 2009. This review is intended to produce a viable development proposition which will be considered by the partners in SMI before any decision is made to move to a final feasibility study stage.

## Papua New Guinea

A scoping study for the Frieda River project completed in early 2008 showed encouraging technical and commercial results and in excess of 20,000 metres of drilling was completed in 2008. Xstrata Copper's first Mineral Resource estimate for the Frieda River project of 51 million tonnes for the Nena high grade deposit and 840 million tonnes for the Horse-Ivaal-Trukai porphyry deposit will be published in the Group's new Reserves and Resources statement. Approval has been given to start pre-feasibility work.

| SALES VOLUMES | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| Argentina – Alumbrera † | | |
| Copper in concentrate (t) inter-company (payable metal) | 10,267 | 9,636 |
| Copper in concentrate (t) third-parties (payable metal) | 141,053 | 163,590 |
| Total copper (t) (payable metal) | 151,320 | 173,226 |
| Gold in concentrate (oz) inter-company (payable metal) | 28,013 | 30,876 |
| Gold in concentrate (oz) third-parties (payable metal) | 402,980 | 487,624 |
| Gold in doré (oz) (payable metal) | 59,559 | 73,845 |
| Total gold (oz) (payable metal) | 490,552 | 592,345 |
| Australia – North Queensland | | |
| Refined copper – mined copper (t) | 231,283 | 220,166 |
| Refined copper – inter-company and third party sourced(t) | 34,502 | 11,105 |
| Copper in concentrate (t) (payable metal) | 12,404 | 37,377 |
| Other products (payable metal) | 1,218 | 8,868 |
| Total copper (t) (payable metal) | 279,407 | 277,516 |
| Gold in concentrate and slimes (oz) (payable metal) | 121,391 | 136,790 |
| Canada | | |
| Refined copper – mined copper (t) | 27,286 | 45,953 |
| Refined copper – inter-company sourced (t) | 232,643 | 136,094 |
| Refined copper – third party sourced(t) | 176,834 | 264,653 |
| Other products inter-company (t) (payable metal) | 17,670 | 28,294 |
| Other products third-parties (t) (payable metal) | 25,445 | 34,706 |
| Total copper (t) (payable metal) | 479,878 | 509,700 |
| Total zinc in concentrate (t) (payable metal) | 73,966 | 60,440 |
| Gold in concentrate and slimes (oz) (payable metal) | 856,118 | 839,435 |
| Chile – Collahuasi †† | | |
| Copper in concentrate (t) inter-company (payable metal) | 33,005 | 36,303 |
| Copper in concentrate (t) third-parties (payable metal) | 142,556 | 131,921 |
| Copper cathode (t) (payable metal) | 21,839 | 25,904 |
| Total copper (t) (payable metal) | 197,400 | 194,128 |
| Chile – Lomas Bayas and Altonorte | | |
| Copper cathode (t) (payable metal) | 59,475 | 64,644 |
| Copper anode - inter-company (payable metal) | 124,999 | 119,096 |
| Copper anode – third parties (payable metal) | 122,587 | 154,790 |
| Total copper (t) (payable metal) | 307,061 | 338,530 |
| Gold in concentrate and slimes (oz) (payable metal) | 24,177 | 34,472 |
| Peru – Antamina ‡ | | |
| Copper in concentrate (t) inter-company (payable metal) | 22,908 | 27,001 |
| Copper in concentrate (t) third-parties (payable metal) | 87,065 | 79,351 |
| Total copper (t) (payable metal) | 109,973 | 106,352 |

| SALES VOLUMES | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| Peru Tintaya | | |
| Copper in concentrate (t) inter-company (payable metal) | 8,804 | - |
| Copper in concentrate (t) third-parties (payable metal) | 63,312 | 81,418 |
| Copper cathode (t) (payable metal) | 25,455 | 36,023 |
| Total copper (t) (payable metal) | 97,571 | 117,441 |
| Gold in concentrate (oz) (payable metal) | 23,841 | 32,881 |
| Mined copper sales (t) (payable metal) | 887,930 | 968,155 |
| Custom copper sales (t) (payable metal) | 734,680 | 748,738 |
| Inter-company copper sales (t) (payable metal) | (217,653) | (220,330) |
| Total copper sales (t) (payable metal) | 1,404,957 | 1,496,563 |
| Total gold sales (oz) (payable metal) | 1,488,066 | 1,605,047 |
| Average LME copper cash price ($/t) | 6,956 | 7,139 |
| Average LBM gold price ($/oz) | 872 | 697 |

† 100% consolidated figures
†† Including Xstrata's 44% share of Collahuasi
‡ Including Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

# Markets | Nickel

The nickel price experienced extreme volatility in 2008, peaking in March at $33,300 per tonne and then falling significantly in the second half due to deteriorating physical fundamentals, compounded by the rapid unwinding and deleveraging of commodity investments. In the second half of 2008, the nickel market was heavily impacted by the rapid deceleration of global industrial production.

Nickel cash prices fell steadily from the second quarter to a low of $8,810 per tonne in late October. LME cash prices averaged $21,104 per tonne for the year, a decrease of 43% over 2007.

Towards the end of the year, stainless steel mills cut production significantly in response to weakened demand that reflected widespread uncertainty over the global economic outlook. Demand from downstream metal consumers reduced and stocks were drawn down throughout the supply chain. Chinese stainless steel capacity utilisation remains low, although some previously idled production facilities were restarted in December. Material restocking in the stainless sector is now not expected until the second half of 2009. As a result of lower nickel prices, austenitic ratios have stabilised, following record nickel prices in 2007 which led steelmakers to switch production away from nickel-intensive austenitic steel grades towards ferritic grades.

Demand from non-stainless steel applications for nickel is beginning to be impacted by the global economic slowdown and orders from the aerospace and land turbine sectors are slowing. At the same time, scrap availability is relatively high.

However, the nickel industry's supply side response has been particularly rapid and significant. The curtailment or suspension of unprofitable operations has resulted in approximately 350,000 tonnes of refined nickel production being taken out of 2009 production, representing approximately 21% of the previously expected level of global supply in 2009. In addition, growth projects and exploration expenditure continue to be cancelled or deferred, introducing significant constraints to future supply. Nickel production from Chinese pig iron has now largely ceased, due to the impact of low metal prices on these high-cost producers. While the supply-side response continues to gain momentum, production curtailments in the fourth quarter were not sufficient to fully mitigate the impact of the sharp fall in demand. As a result LME inventories steadily increased, finishing the year at 78,822 tonnes, a 64% increase over closing levels the previous year.

## Outlook

The full impact of nickel production cuts is expected to stabilise the market in 2009. Supply from Chinese nickel pig iron and other high cost facilities is unlikely to resume given the prevailing economic climate and lack of visibility into near-term market conditions. If the weak pricing environment persists, further announcements of supply curtailments from industry participants can be expected. The closure of additional production facilities will tighten physical markets and prices are expected to be supported by the economic cash breakeven costs of nickel producers. In the medium to longer term, the outlook is expected to improve as global demand recovers and the physical availability of nickel tightens.

# Xstrata Nickel

| FINANCIAL AND OPERATING DATA<br>$m | Year ended<br>31.12.08 | Year ended<br>31.12.07 |
|---|---|---|
| **Revenue** | **3,105** | **5,252** |
| INO† | 2,622 | 4,128 |
| Dominican Republic | 483 | 1,124 |
| **EBITDA** | **816** | **2,577** |
| INO† | 697 | 1,859 |
| Dominican Republic | 119 | 718 |
| **Depreciation and amortisation** | **(475)** | **(405)** |
| INO† | (432) | (342) |
| Dominican Republic | (43) | (63) |
| **EBIT (before exceptional items)** | 341 | 2,172 |
| INO† | 265 | 1,517 |
| Dominican Republic | 76 | 655 |
| **Share of Group EBIT (before exceptional items)** | **4.7%** | **24.7%** |
| INO† | 3.7% | 17.3% |
| Dominican Republic | 1.0% | 7.4% |
| **Capital employed** | **9,102** | **6,738** |
| **ROCE*** | **4.8%** | **40.8%** |
| **Capital expenditure** | **1,912** | 705 |
| INO† | 907 | 460 |
| Dominican Republic | 63 | 35 |
| South America | 24 | 23 |
| Africa | 52 | 54 |
| New Caledonia | 866 | 133 |
| Sustaining | 267 | 281 |
| Expansionary | 1,645 | 424 |

† Includes Canadian mines, Xstrata Nickel Australasia (XNA) mines in Western Australia, Sudbury smelter and Nikkelverk refinery

* ROCE % based on average exchange rates for the year

| EBIT VARIANCES | $m |
|---|---|
| **EBIT 31.12.07*** | **1,967** |
| Sales price** | (1,272) |
| Volumes | (68) |
| Unit cost – real | (12) |
| Unit cost – CPI inflation | (23) |
| Unit cost – mining industry inflation | (148) |
| Foreign exchange | (10) |
| Other income and expenses | (53) |
| Depreciation and amortisation (excluding foreign exchange) | (4) |
| XNA Acquisition | (36) |
| **EBIT 31.12.08 *** | **341** |

* excludes one-off impact of $205 million of nickel inventory sale to Glencore

** net of commodity price linked costs, treatment and refining charges

The decline in Xstrata Nickel's EBIT (before exceptional items) of approximately 83% to $341 million in 2008 from $1,967 million in 2007 predominantly resulted from the significant collapse in nickel price in the latter half of the year, following record price levels in 2007. Average nickel prices fell by 43% in 2008 compared to 2007, impacting earnings by $1.27 billion. As a result, revenues for the period decreased by 41% to $3.1 billion. Weaker metal prices and the increase in the price of oil led to the mothballing of the Falcondo operation in the Dominican Republic in the second half of the year.

Xstrata Nickel's total mined nickel production increased by 5% compared to 2007, as the inclusion of Xstrata Nickel Australasia, formed following the acquisition of Jubilee Mines NL in January 2008, more than offset lower production from the existing mines in Canada. Excluding the impact of the acquisition of XNA, overall mined nickel production was 10% lower in 2008 primarily due to the planned lower nickel ore grades as the existing mines in Sudbury and Montcalm approaches the end of their lives, the logistics and transportation challenges encountered during extreme weather conditions in the Canadian mines in the first half of 2008 and production difficulties at the Sudbury Strathcona Mill in the second half of the year. Mined ferronickel production in 2008 reduced by 36% from 2007 due to the mothballing of the Falcondo operation in the second half of the year. Lower production resulted in a slight increase in overall real unit costs. Mining inflation continued to impact earnings, as cost decreases lagged materially in 2008 despite the deteriorating economic situation. The primary contributor to mining inflation during 2008 was the oil price variance of $91 million. At Falcondo, the cost of oil soared from $64/bbl in 2007 to $105/bbl in 2008. While sales volume (excluding the one-off impact of nickel inventory sale to Glencore in 2007) increased slightly in 2008, on the back of record production in the Nikkelverk Refinery, the increase in the sale of the third-party feed and the decline in sale of own mined feed led to a negative volume variance, as the margin on processing own feed on average was higher than that of third-party materials.

# Operations

## INO

In 2008, EBIT fell to $265 million, compared to $1,517 million in the previous year, when record prices generated strong financial results.

Refined nickel sales volumes from Xstrata Nickel's Integrated Nickel Operations (INO), which comprise the Sudbury mines and smelter, Montcalm and Raglan mines in Canada, together with the Nikkelverk refinery in Norway and Xstrata Nickel Australasia (XNA which was formed following the acquisition of Jubilee Mines NL), decreased by 3% compared to 2007. This decrease is mainly due to the impact in 2007 of a one-off inventory sale of approximately 5,300 tonnes of nickel and 400 tonnes of cobalt to Glencore. Excluding this impact, volumes increased by 3% driven by record production at the Nikkelverk refinery of 88,741 tonnes in 2008.

Mined nickel production from Xstrata Nickel's Canadian mines decreased by 10% to 46,913 tonnes, reflecting lower production from Craig and Thayer-Lindsley mines as these operations approach the end of their productive lives. The impact of lower mined production was offset by a 5% increase in third-party feed, as well as the benefit of nickel concentrate received from Xstrata Nickel Australasia.

### Sudbury and Montcalm

Mined nickel production from the Sudbury operations was impacted by planned lower nickel ore grades, which fell to 0.98% from 1.04% in 2007 as existing Sudbury mines approach the end of their productive life. In response to weak market conditions, the accelerated closure of Craig and Thayer-Lindsley nickel mines was announced in November 2008 with their production to be replenished by the new, low-cost Nickel Rim South mine. The Nickel Rim South growth project is due to begin production in 2009 and will transform the average operating cost of Sudbury to a low-cost, sustainable complex that will remain robust throughout the economic cycle. Total mined ore processed through Sudbury's Strathcona mill declined by 20% to 1.5 million tonnes as head grade declined and the mill experienced production difficulties in the second half of the year. Lower grades at Montcalm and the logistics challenges caused by harsh winter weather in the first half of the year also impacted production of mined nickel, which was 12% lower than in 2007.

At the Sudbury Smelter, production of nickel in matte declined by 4% to 64,906 tonnes in 2008 as a result of lower mine feed, partially offset by record third-party materials and the introduction of concentrate from Xstrata Nickel Australasia. Production of copper in matte decreased by 19% to 17,811 tonnes, while cobalt in matte increased by 6% to 2,648 tonnes.

### Raglan

The Raglan mine's expansion in the Canadian Arctic during 2008 increased annual mined ore by 17% to 1.3 million tonnes in 2008. Production of nickel-in-concentrate decreased slightly, primarily as a result of lower head grades in the first half of the year. Head grade improved in the second half of the year to 2.30% as mining transitioned into new ore zones.

### Xstrata Nickel Australasia

Metal in concentrates produced for the period commencing 1 February 2008 (the date of the completion of the Jubilee acquisition) to 31 December 2008, totalled 7,610 tonnes of nickel, 303 tonnes of copper and 120 tonnes of cobalt. Total ore milled in the period was 262,857 tonnes. In October 2008, the Sinclair mine commenced operations on schedule and budget and continued the ramp up of the project towards the end of the year. In order to unlock the potential synergy from its formation, XNA began shipping its concentrates to the Sudbury smelter for processing in the fourth quarter of 2008.

### Nikkelverk

Nickel production at the Nikkelverk refinery set a new annual record of 88,741 tonnes nickel and 37,027 tonnes copper, 1% and 8% higher than in 2007 respectively. These production records were mainly achieved as a result of increased operational efficiency at the nickel and copper tankhouses.

Cobalt production was unfavourably impacted by lower cobalt-content feed and decreased by 6% compared to the previous year. Total production of precious metals increased by 4% from 2007 and production records for palladium, rhodium and gold were achieved. Overall production costs benefited from record precious metal prices in the first half of the year and increased production volumes.

### Falcondo

In 2008, EBIT from the Dominican Republic decreased to $76 million, compared to $655 million in 2007, as a result of higher oil prices and the decline in nickel prices.

The Falcondo operation in the Dominican Republic was temporarily suspended in August, and subsequently went into care and maintenance in December due to continued weak market conditions. Falcondo is traditionally a swing producer and the combination of high oil prices, which make up the majority of Falcondo's costs, and low nickel prices in 2008 meant that the operation was no longer economically viable. As a result of the shutdown, production from Falcondo fell by 36% to 18,782 tonnes compared to the prior year and sales volumes decreased by 37% to 19,847 tonnes.

## Developments

### Koniambo Project

During 2008, the Koniambo Nickel project in New Caledonia continued to advance with a number of large construction contracts awarded, including the module construction programme, power station, equipment, technology packages, mass earthworks and dredging. With capital conservation a priority for 2009, re-sequencing activities at Koniambo are under way, resulting in reduced capital expenditures in 2009 and deferral of the related spending to subsequent years. As a result of the re-sequencing, the Koniambo implementation timeline has changed, with the first ore planned to be processed during the first half of 2012 and target ramp up expected to reach full annual production of 60,000 tonnes of nickel in ferronickel within the following two years. The Group has undertaken these activities in consultation with its joint venture partner and local authorities.

### Kabanga Nickel

The Kabanga project in Tanzania is a 50:50 joint venture between Xstrata Nickel and Barrick Gold Corporation. Indicated resources at Kabanga are estimated at 23.2 million tonnes at 2.64% nickel and an additional 28.5 million tonnes of inferred resources at 2.7% nickel, at a 1% nickel cut off grade. The pre-feasibility study for the project was

completed at the end of 2008. Work plans for the execution phase are currently under review to ensure the project's timing coincides with improved market conditions.

### Araguaia

The Araguaia project is located in the north-western Brazilian state of Para. Mineral resources include a measured resource of 16.1 million tonnes at 1.44% nickel, an indicated resource of 88.6 million tonnes at 1.3% nickel and an inferred resource of 37.6 million tonnes at 1.3% nickel at a 0.9% nickel cut off grade. Drilling has now been completed. Engineering studies of the project at the scoping study level are still ongoing and environmental baseline evaluations have commenced, although further development is being deferred given current market conditions.

### Nickel Rim South

The Nickel Rim South project in the Sudbury basin remains on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009, equivalent to approximately 7,400 tonnes of nickel. The project's first phase, budgeted at C$627 million (approximately US$517 million) was completed in December 2008. Phase 1 included construction of the main and vent shafts, which were completed without a lost-time injury, on time and within budget. The remaining project capital expenditure of C$300 million (approximately $270 million) is for the completion of mine development and infrastructure, which commenced in 2008 and will continue through 2009 and early 2010. Nickel Rim South is expected to provide a high-value ore feed for more than 15 years while significantly reducing Sudbury's unit costs and will play a key role in transforming the Sudbury operations.

### Fraser Morgan

The Fraser Morgan project is scheduled to begin in 2010, subject to an ongoing review in light of market conditions. It has the potential to ramp up to full production within a two-year period to an estimated 7,700 tonnes of refined nickel and a mine life of eight years.

### Sudbury

On 13 November 2008, Xstrata Nickel announced plans to cease operations at the Craig and Thayer-Lindsley mines in the Sudbury area ahead of schedule. Both mines are approaching the end of their productive lives. This initiative accelerates the ongoing transition from older mines to lower cost operations such as Nickel Rim South.

### Nikkelverk

Feasibility studies confirmed expansion plans for the Nikkelverk refinery to a sustained capacity of 92,000 tonnes of nickel per year by 2011 without investing additional capital.

### Falcondo

On 19 August 2008, Falcondo announced the temporary suspension of its ferronickel mining and processing operations in the Dominican Republic, as a result of market conditions. Subsequently, on 4 December 2008, Falcondo announced the continued shutdown of its nickel production operations, placing them under care and maintenance. Around 30% of the operation's full time equivalent employees were retained to maintain the operating assets, operate the power plant to provide electricity to the Dominican Republic national grid, conduct progressive mine rehabilitation and reforestation activities and continue work on the energy conservation project, aimed at investigating the potential to convert the operation's main energy source from oil to a viable alternative energy source.

Work relating to the maintenance of surface rights and local permitting continues at the Loma Miranda project. Following an extensive drilling programme, a preliminary resource estimate indicates a 50% increase in indicated resources.

## Raglan

The scoping study for the high-grade Zone 5-8, the largest mineralised zone in Raglan's history, was completed during 2008 and the pre-feasibility for Mine 7 is planned for completion by the end of the first quarter of 2009. An extension to Raglan's permanent accommodation complex and the rehabilitation of the Deception Bay wharf were also completed in 2008. In 2009, emphasis will be placed on existing mines and sustaining production at 1.3 million tonnes per annum.

## Sinclair

XNA's Sinclair Nickel Project completed construction and commenced operations in the third quarter. With an expected capacity of approximately 300,000 tonnes of ore, producing 5,500 to 6,000 tonnes of nickel-in-concentrate, the Sinclair Nickel mine's deposit shows promising potential for increased resource size. The ramp-up of this project is under review and subject to adjustment based on prevailing market conditions.

| SALES VOLUMES | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| **North America – Sudbury, Montcalm, Raglan and Sudbury Smelter** | | |
| Total nickel (t) (payable metal) | 89,567 | 92,548 |
| Copper in concentrate (t) inter-company (payable metal) | 16,997 | 18,606 |
| Total copper (t) (payable metal) | 54,292 | 52,968 |
| **Australia – XNA** | | |
| Nickel in concentrate (t) third-parties (payable metal) | 2,774 | - |
| Copper in concentrate (t) third-parties (payable metal) | 77 | - |
| Cobalt in concentrate (t) third-parties (payable metal) | 16 | - |
| **Dominican Republic – Falcondo** | | |
| Ferronickel (t) (payable metal) | 19,847 | 31,357 |
| **Europe – Nikkelverk** | | |
| Refined nickel from own mines (t) (payable metal) | 43,748 | 55,928 |
| Refined nickel from third parties (t) (payable metal) | 45,819 | 36,620 |
| Total nickel (t) (payable metal) | 89,567 | 92,548 |
| **Total nickel sales (t) (payable metal)** | **92,341** | 92,548 |
| **Total ferronickel sales (t) (payable metal)** | **19,847** | 31,357 |
| **Total copper sales (t) (payable metal)** | **54,369** | 52,968 |
| **Total cobalt sales (t) (payable metal)** | **3,153** | 3,523 |
| Average LME nickel cash price ($/tonne) | 21,104 | 37,089 |
| Average Metal Bulletin cobalt low grade price ($/lb) | 35.16 | 27.70 |
| Average LME copper cash price ($/tonne) | 6,956 | 7,139 |

| SUMMARY PRODUCTION DATA | **Year ended 31.12.08** | Year ended 31.12.07 |
|---|---|---|
| Total mined nickel production (t) (contained metal) | **54,523** | 52,108 |
| Total mined ferronickel production (t) (contained metal) | **18,782** | 29,130 |
| Total mined copper production (t) (contained metal) | **27,703** | 31,425 |
| Total mined cobalt production (t) (contained metal) | **1,341** | 1,412 |
| Total refined nickel production (t) (payable metal) | **107,523** | 116,720 |
| Consolidated nickel cash cost (C1) – post by-product credits (US$/lb) | **4.68** | 4.04 |
| Consolidated ferronickel cash cost (C1) – post by-product credits (US$/lb) | **8.07** | 6.16 |

# Markets | Zinc

## Zinc

Supply of refined zinc outpaced global demand during 2008 for the first time since 2003. LME warehouse zinc metal stocks rose by 165,000 tonnes to 253,475 tonnes. Nonetheless, at the end of the year, exchange zinc stock levels were still relatively low by historical standards, representing only eight days of global consumption. The average LME zinc price remained above $2,000 per tonne during the first five months of the year, but fell steeply in the final quarter to end the year at $1,120 per tonne. The average price for the year was $1,870 per tonne, 42% lower than the prior year average of $3,251 per tonne.

Global zinc demand softened during the year and totalled 11.4 million tonnes in 2008 as consumer and business spending fell markedly in the main zinc consuming industries of construction and vehicles in the second half of the year. While demand continued to grow in China, this was offset by weakened demand in the rest of the world, particularly in Western Europe and North America.

Global refined zinc production grew in 2008 by approximately 3% to 11.5 million tonnes, with most of the increase from smelters in China and India. During 2008, margins were squeezed as the zinc price fell faster than costs. By the end of the year a significant number of smelters had announced production cuts, most of which came into effect in early 2009.

In 2008, China's smelters imported a record amount of zinc-in-concentrate, nearly 900,000 tonnes, as its domestic mine growth was cut back in response to weaker zinc price and negative margins. Mined zinc production in China contracted by almost 2% year-on-year. In the final quarter of the year, other mine production cuts occurred, mainly in North America and Western Europe. Overall, global mined zinc production grew by just over 5% to 11.5 million tonnes, mainly from Australia, India, Peru and Bolivia.

The zinc concentrate market weakened in 2008 as smelter production grew at a lower rate than mined production. Benchmark treatment charges increased to $300 per tonne on a $2,000 per tonne zinc price basis compared to $300 per tonne on a $3,500 per tonne zinc basis in 2007.

### Outlook

In response to low prices, 1.0 million tonnes of zinc curtailments have been announced for 2009, representing over 9% of planned production levels prior to the economic downturn in the second half of 2008. Further mine cutbacks are likely if zinc prices remain at low levels. In the medium to long term, as the stimulus plans of the major economies take effect, global zinc consumption is expected to increase from rising demand from the galvanised sheet sector, fuelled by vehicle production, infrastructure projects and consumer goods.

## Lead

Global lead consumption is estimated to have increased in 2008 by approximately 3% compared to the previous year. China continues to be the driving force behind global growth, with consumption increasing by 14% or an additional 371,000 metric tonnes year-on-year, driven primarily by demand for stationary, automobile and electric-powered bicycle batteries.

In 2008, global refined lead production rose by 5% to 8.5 million tonnes, driven primarily by higher production from China and other Asian countries. As a result, global demand and supply for refined lead remained broadly balanced, ending the year with a small surplus of approximately 60,000 metric tonnes.

Global mined lead production increased by 7% in 2008 to 3.6 million tonnes. The main contribution to the increase came from Canada, China, Russia and Bolivia. Mine production is expected to remain flat in 2009 as a result of mine production cuts in response to low prices.

LME stocks fluctuated during the year between a low of 40,950 metric tonnes and a high of some 101,900 metric tonnes, ending 2008 at 45,150 metric tonnes, representing two days of global consumption.

The average LME monthly cash price for lead started the year at $2,608 per tonne, peaking in February at $3,080, before falling to a low of $880 per tonne in mid-December. The average LME cash price for 2008 was $2,084 per tonne, 20% lower than in 2007.

## Outlook

Lead market conditions are expected to remain challenging in the first months of 2009 as the weak automotive sector reduces demand for batteries although the market for replacement batteries is expected to remain relatively robust. Recent mine and refined metal production cuts and historically low levels of LME stocks should help to offset demand weakness and generate a market surplus for the remainder of the year.

# Xstrata Zinc

| FINANCIAL AND OPERATING DATA<br>$m | Year ended<br>31.12.08 | Year ended<br>31.12.07 |
|---|---|---|
| **Revenue** | **3,202** | **4,726** |
| Zinc lead Australia | 360 | 519 |
| Lead Europe | 486 | 467 |
| Zinc Europe | 1,308 | 2,192 |
| Zinc North America | 971 | 1,414 |
| Zinc Peru** | 77 | 134 |
| **EBITDA** | **444** | **1,822** |
| Zinc lead Australia | 41 | 575 |
| Lead Europe | 16 | 10 |
| Zinc Europe | 195 | 479 |
| Zinc North America | 133 | 607 |
| Zinc Peru** | 59 | 151 |
| **Depreciation and amortisation** | **(331)** | **(293)** |
| Zinc lead Australia | (95) | (60) |
| Lead Europe | (4) | (4) |
| Zinc Europe | (44) | (39) |
| Zinc North America | (155) | (157) |
| Zinc Peru** | (33) | (33) |
| **EBIT** | **113** | **1,529** |
| Zinc lead Australia | (54) | 515 |
| Lead Europe | 12 | 6 |
| Zinc Europe | 151 | 440 |
| Zinc North America | (22) | 450 |
| Zinc Peru** | 26 | 118 |
| **Share of Group EBIT** | 1.6% | 17.4% |
| Australia | (0.7)% | 5.9% |
| Europe | 2.2% | 5.1% |
| North America | (0.3)% | 5.1% |
| Zinc Peru** | 0.4% | 1.3% |
| **Capital employed†** | **5,421** | **5,089** |
| **ROCE*** | **2.7%** | 45.1% |
| **Capital expenditure** | **655** | **504** |
| Australia | 460 | 334 |
| Europe | 91 | 60 |
| North America | 104 | 110 |
| Sustaining | 278 | 219 |
| Expansionary | 377 | 285 |

* ROCE % based on average exchange rates for the year

** Xstrata Zinc's pro-rata share of Xstrata's 33.75% interest in Antamina

† Includes goodwill allocation on acquisition of Falconbridge

| EBIT VARIANCES | |
|---|---|
| | $m |
| **EBIT 31.12.07** | **1529** |
| Sales price* | (1390) |
| Volumes | 48 |
| Unit cost – real | 87 |
| Unit cost – CPI inflation | (44) |
| Unit cost – mining industry inflation | (74) |
| Unit cost – foreign exchange | (32) |
| Other income and expenses | 7 |
| Depreciation and amortisation (excluding foreign exchange) | (18) |
| **EBIT 31.12.08** | **113** |
| *net of commodity price linked costs, treatment and refining charges | |

# Operations

Xstrata Zinc's EBIT declined to $113 million from $1,529 million in 2007, largely due to the impact of lower zinc and lead prices which reduced earnings by $1,390 million. Continued mining sector and CPI inflation impacted earnings by a total of $118 million as cost reductions, resulting from current economic conditions, lagged. Major items included higher electrical energy prices in Europe and increased contract labour costs across the operations. However, inflationary impacts were more than offset by real cost savings and improved volumes, which together contributed $135 million to earnings. Cost savings of $87 million were achieved primarily as a result of enhanced productivity from higher volumes and operating efficiencies. Consolidated C1 cash costs increased from 51.7 cents per pound in 2007 to 58.3 cents per pound in 2008, mainly due to higher mining industry inflation, partially offset by increased volumes and by-product credits.

Expansions at the Australian operations and the commencement in July of production at Perseverance mine increased zinc in concentrate production by 17% compared to 2007, despite the closure in August of the Xstrata Zinc-Teck Cominco joint venture Lennard Shelf mine in Western Australia. Zinc metal production was 6% lower in 2008 due to a transformer failure at the San Juan de Nieva smelter and a six week strike at Kidd smelter.

Lead in concentrate production rose by 18% in 2008 due to expansions, higher grades and improved concentrator recoveries at the Australian operations. Lead metal production increased by 16% as higher volumes of Mount Isa lead concentrate were refined at Northfleet.

## Zinc Lead Australia

Despite a strong operational performance and improved volumes, Xstrata Zinc's Australian operations recorded an operating loss of $54 million, as declining prices, lower mined grades and higher input costs outweighed the positive impact of increased ore throughput and improved recoveries at the Mount Isa zinc-lead concentrator and higher mined production.

George Fisher mine increased production in 2008 by 10% to 3.1 million tonnes. The completion of the KG53 decline/incline project in September allowed for production from George Fisher North Upper Level to be trucked to the surface in the fourth quarter of 2008.

The Black Star Open Cut operation has maintained ore production, complementing feed from the George Fisher and Handlebar Hill open cut mines to ensure the concentrator was fully utilised. Handlebar Hill Open Cut mined first ore in June 2008 and produced 980,050 tonnes of ore during the year.

Performance at the Mount Isa zinc-lead concentrator improved significantly and throughput increased from 5.0 million tonnes in 2007 to 6.1 million tonnes in 2008 as the expansion project progressed. Zinc metal in concentrate rose by 25% to 283,100 tonnes. Real cost savings were achieved through optimising reagent usage and improvements in energy efficiency. These improvements were partially offset by inflationary increases in the price of many consumables.

In 2008, the Mount Isa lead smelter achieved a record year with production up by 33% to 167,303 tonnes of crude lead. This was the result of increased concentrate feed from the zinc-lead concentrator and increased volumes of third party lead concentrate feed.

McArthur River Mine continued its open pit development, mining from Stage D and Stage E with stripping commencing on Stage F. Mining production increased marginally over 2007 levels to 2 million tonnes. Average head grades decreased from 10.2% in 2007 to 9.6% in 2008 in line with the mine plan.

Concentrator throughput at McArthur River Mine increased by 12% to 2.1 million tonnes following the commissioning of increased concentrator capacity in the third quarter. Zinc metal in concentrate increased by 3% to 142,460 tonnes, due to increased throughput tonnage, but was partially offset by lower feed grade to the mill.

## Zinc Lead Europe

EBIT at the European operations of $163 million declined in line with lower prices and slightly lower zinc metal volumes.

Consolidated zinc metal production in 2008 decreased by 4%, primarily due to the failure of a cellhouse transformer at the world-class San Juan de Nieva smelter that was partially offset by slightly higher production from the Nordenham smelter in Germany. Despite the failure, the San Juan de Nieva smelter ran at 90% capacity for eleven months and the roasters ran at full capacity, allowing 19,279 tonnes of calcine to be supplied to Nordenham smelter to realise further operational synergies between the European operations. San Juan de Nieva remains in the first quartile of the industry cost curve and is the world's largest zinc smelter. The expansion of the silver recovery plant at San Juan de Nieva was completed in March 2008 allowing for the doubling of lead silver concentrate production to 20,922 tonnes, with a lead content of 30%.

Lead production at Britannia Refined Metals Northfleet lead refinery in the UK, rose to 139,062 tonnes, 16% higher than in 2007, as a result of improved lead output from Mount Isa. Disruptions to shipments mid-year caused variations in crude lead and finished product stock, constraining sales volumes to 134,445 tonnes, 8% higher than in 2007. Silver production was 36% higher than in 2007 due to higher tonnage and an increase in the average silver grade in crude lead.

## Zinc Lead Americas

EBIT at the Zinc Lead Americas declined to a small operating loss of $22 million, more than offset by earnings of $26 million from Xstrata Zinc's share of the Antamina copper-zinc operation in Peru. At the Brunswick mine, ore processed in 2008 decreased by 3% to 3.3 million tonnes. Mine head grades and zinc metallurgical recoveries remained flat at 8.4% and 87.4% respectively, producing 242,478 tonnes of zinc-in-concentrate, a 4% reduction from 2007. The mine experienced two large seismic events in January and September which restricted mining to around 90% of planned tonnage. As part of the mine's energy management programme, energy consumption has been reduced by 10% and direct greenhouse gas emissions have decreased by 14% over the past two years.

The Brunswick Smelter processed a total of 234,760 tonnes of new feed materials, an 11% increase over 2007. A record amount of recycled and secondary feed was processed during 2008 representing 46% of the total feed processed and contributing to higher operating margins. Refined lead production at 81,329 tonnes was 15% higher than 2007 while silver doré production declined significantly, reflecting lower feed grades.

The new Perseverance mine in Northern Quebec commenced production ahead of schedule on 1 July 2008 and within the original budget. In 2008, Perseverance produced 60,265 tonnes of zinc concentrate and 3,793 tonnes of copper concentrate. At full production, the mine will produce 228,000 tonnes of zinc concentrate and 35,000 tonnes of copper concentrate with a mine life of five and a half years.

The CEZinc refinery in Quebec produced 264,231 tonnes of cast zinc, a slight improvement on 2007 production. Sulphuric acid production of 456,556 tonnes declined slightly from the prior year. A total of 508,008 tonnes of concentrate was processed, a 1% reduction from 2007. In February 2008, a new four-year collective agreement was concluded with unionised employees.

The Kidd zinc hydrometallurgical plant produced 121,193 tonnes of zinc metal, representing a 15% decrease from

2007, due to a six week strike in the fourth quarter of 2008. During the year, cost reduction initiatives were implemented in the cellhouse and casting to improve operational efficiencies. A maintenance shutdown is planned for the second quarter of 2009.

In 2008 zinc ore processed at Antamina mine rose by 14% to 3.8 million tonnes (Xstrata's 33.75% attributable share). Higher zinc ore grades were partially offset by lower zinc recoveries of 85.3% compared to 87.3% in 2007. As a result, Xstrata Zinc's share of Antamina zinc metal in concentrate produced was 117,381 tonnes, 19% higher than in 2007.

| SUMMARY PRODUCTION DATA | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| Total zinc in concentrate production (t) | 861,033 | 735,555 |
| Total zinc in metal production (t) | 795,565 | 843,726 |
| Total lead in concentrate production (t) | 251,496 | 213,735 |
| Total lead in metal production (t) | 220,391 | 190,168 |
| Consolidated Zinc cash cost (C1) - post by-product credits (US¢/lb) | 58.33 | 51.69 |

# Developments

## Zinc Lead Australia

A strategic review aimed at optimising efficiency and productivity and securing the long-term future of Mount Isa operations during challenging operating conditions has resulted in a restructuring of Xstrata Zinc's Mount Isa zinc-lead operations includes placing its Handlebar Hill operation on care and maintenance from early February 2009. Production from Handlebar Hill will be replaced by increased output from the George Fisher and Black Star operations at Mount Isa.

The open pit development at McArthur River was completed on schedule during 2008. The capacity of the concentrator at McArthur River Mine was increased from annual throughput of 1.8 million tonnes of ore to 2.5 million tonnes of ore. The concentrator achieved the design 2.5 million tonnes throughput rate in November 2008.

However, production in December was reduced by approximately 25% in the light of current market conditions, and all mining and civil works were suspended on 17 December, following a decision by the Full Bench of the Australian Federal Court to invalidate the original approval granted for the MRM expansion due to a procedural error by the Federal Government. MRM resubmitted its application to the Federal Environment Minister shortly after this judgement and on 22 January, the Minister gave preliminary, conditional approval for the expansion, subject to a 10-day consultation period. Stockpiled ore was processed at the site while mining was suspended, but was depleted by 23 January, at which time the operation was placed into care and maintenance, pending a final decision.

## Zinc Lead Europe

Exploration efforts in Ireland, accomplished with a 23.6 % JV partner, Minco plc, have identified significant zinc mineralisation at the Pallas Green property near Limerick. An exploration programme was carried out in 2008 to define economic reserves and initiate baseline studies and further work is planned for 2009.

| SALES VOLUMES | Year ended 31.12.08 | Year ended 31.12.07 |
|---|---|---|
| **Australia – Mount Isa** | | |
| Zinc in concentrate (t) third party sales (payable metal) | 171,137 | 94,911 |
| Zinc in concentrate (t) inter-company sales (payable metal) | 69,580 | 102,204 |
| Total zinc (t) (payable metal) | 240,717 | 197,115 |
| Lead in concentrate (t) third party sales (payable metal) | 3,656 | 2,617 |
| Lead in bullion (t) inter-company sales (payable metal) | 155,401 | 124,826 |
| Total lead (t) (payable metal) | 159,057 | 127,443 |
| Silver in concentrate (koz) third party sales (payable metal) | 385 | 336 |
| Silver in bullion (koz) inter-company sales (payable metal) | 9,172 | 7,678 |
| Total silver (koz) (payable metal) | 9,557 | 8,014 |
| **Australia – McArthur River** | | |
| Zinc in concentrate (t) third party sales (payable metal) | 115,241 | 104,319 |
| Lead in concentrate (t) third party sales (payable metal) | 29,945 | 20,358 |
| Silver in concentrate (koz) third party sales (payable metal) | 318 | 199 |
| **Australia – Lennard Shelf *** | | |
| Zinc in concentrate (t) third party sales (payable metal) | 13,617 | 10,162 |
| Zinc in concentrate (t) inter-company sales (payable metal) | 3,561 | 5,079 |
| Total zinc in concentrate (t) (payable metal) | 17,178 | 15,241 |
| Lead in concentrate (t) third party sales (payable metal) | 2,117 | 2,637 |
| Lead in concentrate (t) inter-company sales (payable metal) | 2,291 | 2,994 |
| Total lead in concentrate (t) (payable metal) | 4,408 | 5,631 |
| **Europe – San Juan de Nieva** | | |
| Refined zinc (t) | 432,507 | 457,210 |
| **Europe – Nordenham** | | |
| Refined zinc (t) | 144,994 | 146,151 |
| Noranda zinc (t) | - | 5,709 |
| **Europe – Northfleet** | | |
| Refined lead (t) | 134,445 | 124,667 |
| Noranda lead (t) | - | 3,562 |
| Refined silver (koz) | 7,729 | 6,133 |
| **North America - Brunswick** | | |
| Zinc in concentrate (t) third party sales (payable metal) | 95,755 | 32,359 |
| Zinc in concentrate (t) inter-company sales (payable metal) | 89,933 | 162,022 |
| Total zinc (t) (payable metal) | 185,688 | 194,381 |
| Lead concentrate (t) third party sales (payable metal) | 5,982 | 12,279 |
| Lead concentrate (t) inter-company sales (payable metal) | 49,285 | 47,736 |
| Zinc in bulk concentrate (t) third party sales (payable metal) | 10,111 | 17,119 |
| Lead in bulk concentrate (t) third party sales (payable metal) | 8,290 | 13,224 |
| Silver in bulk concentrate (koz) third party sales (payable metal) | 522 | 785 |
| Silver in bulk concentrate (koz) inter-company sales (payable metal) | - | - |
| Refined lead & Alloys (t) | 77,228 | 44,105 |
| Silver doré (koz) inter-company sales | 4,810 | 3,987 |
| **North America – CEZ **** | | |
| Refined zinc (t) | 64,669 | 65,533 |
| **Perseverance** | | |
| Zinc in concentrate (t) third party sales (payable metal) | 8,269 | - |
| Zinc in concentrate (t) inter-company sales (payable metal) | 39,140 | - |
| Total zinc (t) (payable metal) | 47,409 | - |
| **North America – Kidd Creek** | | |
| Refined zinc (t) | 124,917 | 126,355 |

| | | |
|---|---|---|
| **Peru - Antamina zinc*** ** | | |
| Zinc in concentrate (t) third party sales (payable metal) | 99,441 | 68,937 |
| Zinc in concentrate (t) inter-company sales (payable metal) | - | 14,883 |
| Total zinc (t) (payable metal) | 99,441 | 83,820 |
| **SALES VOLUMES** | **Year ended 31.12.08** | Year ended 31.12.07 |
| **Total zinc metal third party sales (t)** | **767,087** | 800,958 |
| **Total zinc in concentrate third party sales (t)** | **513,571** | 327,807 |
| **Total lead metal third party sales (t)** | **211,673** | 172,334 |
| **Total lead in concentrate third party sales (t)** | **49,990** | 51,115 |
| **Total silver metal third party sales (koz)** | **7,729** | 6,133 |
| **Total silver in concentrate third party sales (koz)** | **1,225** | 1,320 |
| Average LME zinc price(US$/t) | 1,870 | 3,257 |
| Average LME lead price (US$/t) | 2,084 | 2,594 |

* Xstrata Zinc's pro rata share of Lennard Shelf sales volumes (50%)

** Xstrata Zinc's pro rata share of CEZ sales volumes (25%)

*** Xstrata Zinc's pro rata share of zinc sales from Xstrata's 33.75% interest in Antamina

† Includes goodwill allocation on acquisition of Falconbridge

# Xstrata Technology Services

| FINANCIAL AND OPERATING DATA<br>$m | Year ended<br>31.12.08 | Year ended<br>31.12.07 |
|---|---|---|
| Revenue | 235 | 217 |
| EBITDA | 38 | 47 |
| Depreciation and amortisation | (6) | (4) |
| EBIT | 32 | 43 |
| Capital expenditure | 6 | 5 |

Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist technology solutions provider and Xstrata Process Support, based in Sudbury, an independent group which provide highly specialised technological support both to Xstrata's operations and to third-party customers.

## Xstrata Technology

Xstrata Technology experienced strong demand for its technology solutions products during most of 2008, although deteriorating economic conditions resulted in a decline in EBIT by 26% due to the deferral of a number of projects following the sudden shortage of funding experienced by some customers following the onset of the credit crisis.

Xstrata Technology's IsaMill™ division grew during 2008 as its technology was adapted for mainstream grinding applications. Orders were received from Australia, Europe, USA, Mexico and South Africa, with most of the mills to be commissioned in 2009. During the year, four new ISASMELT™ furnaces were designed, including the first Isaconvert™ furnace for Mopani Copper Mines in Zambia. This furnace will improve the environmental performance and efficiency of copper smelting compared with conventional converter technology.

## Xstrata Process Support

Xstrata Process Support provides high expertise technical services to the minerals sector and demand for its services from Xstrata's operations continues to be strong. EBIT remained stable in 2008. External customers accounted for 25% of total revenue, an increase on the 10% achieved in 2007.

In 2008, the Process Mineralogy group provided ore characterisation and process design services to Xstrata Nickel in Canada and Xstrata Copper in Australia. The Process Mineralogy group has seen strong demand growth from Xstrata's PGM operations and external customers who are seeking to improve the characterisation of their ore bodies. The Extractive Metallurgy group experienced strong demand in 2008 for its process modelling expertise from both internal and external clients, including Xstrata Nickel, for which it is developing processes for new ore bodies. During 2008, the Process Control group delivered improved control of the primary grinding circuit at Sudbury nickel operations and designed and commissioned the control systems for a major expansion of nickel recycling capacity. It contributed to control improvements at Kidd copper operations and is a member of the standard concentrator design team for Xstrata Copper.

# Operations Data

| Name of Operation | Ownership | Annual Production Capacity (Full plan/time basis) | 100% Production 2008 | 100% Production 2007 | Accounting Status | Location |
|---|---|---|---|---|---|---|
| **Xstrata Alloys** | | | | | | |
| Boshoek plant | 79.5% | 240kt | 190kt | 192kt | Joint venture | Boshoek, South Africa |
| Lion plant | 79.5% | 360kt | 242kt | 230kt | Joint venture | Steelpoort, South Africa |
| Lydenburg plant | 69.6% | 396kt | 283kt | 341kt | Joint venture | Lydenburg, South Africa |
| Rustenburg plant | 79.5% | 430kt | 302kt | 381kt | Joint venture | Rustenburg, South Africa |
| Wonderkop plant | 79.5% | 553kt | 400kt | 389kt | Joint venture | Marikana, South Africa |
| Boshoek opencast mine | 79.5% | 1,344kt | 1,331kt | 602kt | Joint venture | Boshoek, South Africa |
| Horizon mine | 79.5% | 144kt | 38kt | 68kt | Joint venture | Pilansberg, South Africa |
| Kroondal mine | 79.5% | 1,320kt | 1,134kt | 1,266kt | Joint venture | Rustenburg, South Africa |
| Thorncliffe mine | 79.5% | 1,320kt | 1,150kt | 1,195kt | Joint venture | Steelpoort, South Africa |
| Helena mine | 79.5% | 960kt | 434kt | 335kt | Joint venture | Steelpoort, South Africa |
| Waterval mine | 79.5% | 480kt | 66kt | - | Joint venture | Rustenburg, South Africa |
| Rhovan $V_2O_5$<br>FeV | 74%<br>74% | 22,000k lbs<br>6,000k kg | 16,604k lbs<br>3,622k kg | 18,870k lbs<br>4,280k kg | Joint venture | Brits, South Africa |
| Maloma mine | 75% | 660kt | 280kt | 413kt | Subsidiary | Maloma, Swaziland |
| Char Technologies | 100% | 112kt | 92kt | 103kt | Subsidiary | Witbank, South Africa |
| African Carbon Manufacturers | 100% | 153kt | 125kt | 126kt | Subsidiary | Witbank, South Africa |
| African Carbon Producers | 100% | 158kt | 124kt | 143kt | Subsidiary | Witbank, South Africa |
| African Fine Carbon | 100% | 156kt | 101kt | 143kt | Subsidiary | Middelburg, South Africa |
| African Carbon Union | 74% | 133kt | 102kt | 114kt | Subsidiary | Witbank, South Africa |
| Mototolo | 37% | 240koz | 158koz | 171koz | Joint venture | Steelpoort, South Africa |
| Eland | 74% | 240koz | 145koz | 14koz | Joint venture | Brits, South Africa |

| Name of Operation | Ownership | Annual Production Capacity (Full plan/time basis) | 100% Production 2008 | 100% Production 2007 | Accounting Status | Location |
|---|---|---|---|---|---|---|
| **Xstrata Coal** | | | | | | |
| Americas | | | | | | |
| Cerrejón | 33.3% | 32,000kt | 31,231kt | 29,626kt | Joint venture | Colombia |
| Australia | | | | | | |
| Cumnock* | 90% | 0kt | 824kt | 944kt | Joint venture | Hunter Valley |
| Liddell | 67.5% | 4,900kt | 3,032kt | 3,182kt | Joint venture | Hunter Valley |
| Macquarie Coal JV | | | | | | |
| – West Wallsend | 80% | 2,400kt | 1,910kt | 1,961kt | Joint venture | Newcastle |
| – Westside | 80% | 700kt | 751kt | 895kt | Joint venture | Newcastle |
| Mt Owen | 100% | 8,000kt | 7,188kt | 5,062kt | Subsidiary | Hunter Valley |
| Ravensworth Operations | 100% | 4,300kt | 4,255kt | 4,042kt | Subsidiary | Hunter Valley |
| Ravensworth Underground | 70.2% | 3,000kt | 1,101kt | - | Joint venture | Hunter Valley |
| Oakbridge Group | | | | | | |
| – Baal Bone | 74.1% | 1,800kt | 1,220kt | 1,481kt | Subsidiary | Western Coal Fields |
| – Beltana | 68.3% | 5,000kt | 4,507kt | 5,418kt | Joint venture | Hunter Valley |
| – Bulga | 68.3% | 6,000kt | 4,819kt | 5,267kt | Joint venture | Hunter Valley |
| Tahmoor | 100% | 2,000kt | 1,486kt | 257kt | Subsidiary | Southern coal fields |
| Ulan | | | | | | |
| – Ulan Underground | 90% | 6,200kt | 6,199kt | 3,713kt | Joint venture | Western Coal Fields |
| – Ulan Opencut** | 90% | 0kt | 797kt | 1,924kt | Joint venture | |
| United | 95% | 2,300kt | 2,217kt | 2,513kt | Joint venture | Hunter Valley |
| Oaky Creek | 55% | 8,700kt | 6,743kt | 7,999kt | Joint venture | Bowen Basin |
| Newlands | | | | | | |
| – Thermal | 55% | 8,600kt | 6,277kt | 4,741kt | Joint venture | |
| – Coking | 55% | 1,400kt | 1,913kt | 2,430kt | Joint venture | Bowen Basin |
| Collinsville | | | | | | |
| – Thermal | 55% | 3,600kt | 2,657kt | 2,551kt | Joint venture | |
| – Coking | 55% | 1,700kt | 1,126kt | 1,441kt | Joint venture | Bowen Basin |
| Rolleston | 75% | 8,000kt | 7,235kt | 6,773kt | Joint venture | Bowen Basin |
| South Africa | | | | | | |
| Southstock Division | | | | | | |
| – Open cast | 79.8% | 700kt | 681kt | 597kt | Subsidiary | Witbank |
| – Underground | 79.8% | 5,000kt | 4,647kt | 4,472kt | Subsidiary | Witbank |
| Mpumalanga Division | | | | | | |
| – Spitzkop | 79.8% | 1,400kt | 1,108kt | 1,017kt | Subsidiary | Ermelo |
| – Tselentis | 79.8% | 1,400kt | 1,322kt | 1,801kt | Subsidiary | Breyten |
| Impunzi Division | | | | | | |
| - Open cast | 79.8% | 5,400kt | 2,287kt | 4,256kt | Subsidiary | Witbank |
| - Underground** | 79.8% | 0kt | 1,079kt | 2,500kt | Subsidiary | Witbank |
| Tweefontein | | | | | | |
| – Open cast | 79.8% | 3,500kt | 3,481kt | 1,557kt | Subsidiary | Witbank |
| – Underground | 79.8% | 2,700kt | 2,699kt | 3,554kt | Subsidiary | Witbank |
| Goedgevonden*** | 74% | 6,000kt | 2,919kt | 1,689kt | Joint Venture | Witbank |

* Current operations completed, decision on remaining reserves pending
** Capacity once commissioned
*** Planned closure due to the exhaustion of reserves

| Name of Operation | Ownership | Annual Production Capacity (Full plan/time basis) | 100% Production 2008 | 100% Production 2007 | Accounting Status | Location |
|---|---|---|---|---|---|---|
| **Xstrata Copper** | | | | | | |
| Argentina | | | | | | |
| Alumbrera | 50% | 41mt ore<br>156kt Cu in conc<br>415koz Au in conc<br>40koz Au in doré | 37.5mt<br>156.9kt Cu in conc<br>443.9koz Au in conc<br>60.5koz Au in doré | 38.6mt<br>180.2kt Cu in conc<br>540.7koz Au in conc<br>74.4koz Au in doré | Subsidiary | Catamarca, Argentina |
| Australia | | | | | | |
| Mount Isa | 100% | 6.2mt ore<br>170kt Cu in conc<br>300kt Cu in anode | 5.9mt ore<br>151.6kt Cu in conc<br>236.2kt Cu in anode | 6.0mt ore<br>172.6kt Cu in conc<br>217.9kt Cu in anode | Subsidiary | North West Queensland, Australia |
| Ernest Henry | 100% | 11mt ore<br>115kt Cu in conc<br>120koz Au in conc | 12.2mt ore<br>110.9kt Cu in conc<br>146.1koz Au in conc | 11.5mt ore<br>95.8kt Cu in conc<br>123.3koz Au in conc | Subsidiary | North West Queensland, Australia |
| Townsville Refinery | 100% | 300kt Cu cathode | 266.5kt Cu cathode | 232.0kt Cu cathode | Subsidiary | North Queensland, Australia |
| Canada | | | | | | |
| CCR | 100% | 370kt Cu cathode | 344.8kt Cu cathode | 319.6kt Cu cathode | Subsidiary | Quebec, Canada |
| Horne | 100% | 180kt Cu in anode | 171.5kt Cu in anode | 177.3kt Cu in anode | Subsidiary | Quebec, Canada |
| Kidd Creek | 100% | 50kt Cu in conc<br>135kt Cu in cathode | 42.7kt Cu in conc<br>87.3kt Cu in cathode | 46.6kt Cu in conc<br>127.8kt Cu in cathode | Subsidiary | Ontario, Canada |
| Chile | | | | | | |
| Altonorte | 100% | 290kt Cu in anode | 231.9kt Cu in anode | 272.8kt Cu in anode | Subsidiary | Antofagasta Region, Chile |
| Collahuasi | 44% | 48mt ore<br>400kt Cu in conc<br>60kt Cu cathode | 58mt ore<br>415.0kt Cu in conc<br>49.4kt Cu cathode | 62mt ore<br>393.9kt Cu in conc<br>58.2kt Cu cathode | Joint-Venture | Tarapacá Region, Chile |
| Lomas Bayas | 100% | 13.5mt ore<br>65kt Cu cathode | 13.7mt<br>59.1kt Cu cathode | 13.1mt<br>61.4kt Cu cathode | Subsidiary | Antofagasta Region, Chile |
| Peru | | | | | | |
| Antamina* | 33.75% | 35mt ore<br>370kt Cu in conc | 38mt ore<br>343.7kt Cu in conc | 35mt ore<br>329.9kt Cu in conc | Joint-Venture | Ancash Region, Peru |
| Tintaya | 100% | 10mt ore<br>85kt Cu in conc<br>35kt Cu cathode | 8.9mt<br>83.6kt in conc<br>27.3kt Cu in cathode | 11.8mt<br>83.8kt in conc<br>36.0kt Cu in cathode | Subsidiary | Espinar Province, Peru |

| Name of Operation | Ownership | Annual Production Capacity (Full plan/time basis) | 100% Production 2008 | 100% Production 2007 | Accounting Status | Location |
|---|---|---|---|---|---|---|
| **Xstrata Nickel** | | | | | | |
| Australia | | | | | | |
| Cosmos | 100% | 250kt ore<br>13kt Ni in conc | 226kt ore<br>7.3kt Ni in conc | - | Subsidiary | Mt Keith-Leinster, Western Australia |
| Sinclair | 100% | 300kt ore<br>6kt Ni in conc | 37kt ore<br>0.3kt Ni in conc | - | Subsidiary | Mt Keith-Leinster, Western Australia |
| Canada | | | | | | |
| Montcalm | 100% | 875kt ore<br>11kt Ni in conc | 1.9mt ore<br>114kt Ni-Cu matte | 2.2mt ore<br>122kt Ni-Cu matte | Subsidiary | Ontario, Canada |
| Sudbury | 100% | 2.7mt ore<br>130kt Ni-Cu matte | 1.9mt ore<br>114kt Ni-Cu matte | 2.2mt ore<br>122kt Ni-Cu matte | Subsidiary | Ontario, Canada |
| Raglan | 100% | 1.3mt ore<br>27kt Ni in conc | 1.3mt ore<br>26kt Ni in conc | 1.2mt ore<br>26kt Ni in conc | Subsidiary | Quebec, Canada |
| Dominican Republic | | | | | | |
| Falcondo | 85.3% | 4.0mt ore<br>28.5kt Ni in FeNi | 2.7mt ore<br>18.8kt Ni in FeNi | 4.1mt ore<br>29.1kt Ni in FeNi | Subsidiary | Bonao, Dominican Republic |
| Norway | | | | | | |
| Nikkelverk | 100% | 90kt Ni<br>39kt Cu<br>5.2kt Co | 88.7kt Ni<br>37.0kt Cu<br>3.7kt Co | 87.6kt Ni<br>34.2kt Cu<br>3.9kt Co | Subsidiary | Kristiansand, Norway |
| **Xstrata Zinc** | | | | | | |
| Australia | | | | | | |
| Lennard Shelf | 50% | Closed in August 2008 | 31kt Zn in conc<br>9kt Pb in conc | 42kt Zn in conc<br>12.4kt Pb in conc | Joint venture | Western Australia |
| McArthur River | 100% | 2.5mt ore<br>181kt Zn in conc | 2mt ore<br>142kt Zn in conc | 1.9mt ore<br>138kt Zn in conc | Subsidiary | Northern Territory, Australia |
| Mount Isa | 100% | 6.4mt ore<br>283kt Zn in conc<br>170kt Pb in bullion<br>300t Ag in bullion | 6.4mt ore<br>283kt Zn in conc<br>167kt Pb in bullion<br>317t Ag in bullion | 5.1mt ore<br>277kt Zn in conc<br>126kt Pb in bullion<br>234t Ag in bullion | Subsidiary | North West Queensland, Australia |

| Name of Operation | Ownership | Annual Production Capacity (Full plan/time basis) | 100% Production 2008 | 100% Production 2007 | Accounting Status | Location |
|---|---|---|---|---|---|---|
| Canada | | | | | | |
| Brunswick Mine | 100% | 3.6 mt ore<br>275kt Zn in conc<br>80 kt Pb in conc<br>210t Ag in conc<br>8kt Cu in conc | 3.3mt ore<br>242kt Zn in conc<br>70kt Pb in conc<br>194t Ag in conc<br>6kt Cu in conc | 3.4mt ore<br>252kt Zn in conc<br>70kt Pb in conc<br>195t Ag in conc<br>8kt Cu in conc | Subsidiary | New Brunswick, Canada |
| Brunswick Smelting | 100% | 110kt refined lead<br>450t silver doré | 81.3kt refined lead<br>152t silver doré | 70.7kt refined lead<br>155t silver doré | Subsidiary | New Brunswick, Canada |
| CEZ Refinery | 25% | 301kt Zn | 292kt Zn | 292kt Zn | Associate | Quebec, Canada |
| Perseverance Mine | 100% | 949Kt ore<br>113.9kt Zn in conc<br>6.9kt Cu in conc | 511Kt ore<br>60.3kt Zn in conc<br>3.8kt Cu in conc | -<br>-<br>- | Subsidiary | Quebec, Canada |
| General Smelting | 100% | 27kt Zn and Pb foundry products | 8kt Zn and Pb foundry products | 8kt Zn and Pb foundry products | Subsidiary | Quebec, Canada |
| Kidd Creek Refinery | 100% | 153kt Zn | 121kt Zn | 143kt Zn | Subsidiary | Ontario, Canada |
| Germany | | | | | | |
| Nordenham | 100% | 157kt Zn<br>151kt saleable Zn | 151kt Zn<br>144kt saleable Zn | 150kt Zn<br>144kt saleable Zn | Subsidiary | Nordenham, Germany |
| Peru | | | | | | |
| Antamina (joint with Xstrata Copper) | 33.75% | 35mt ore<br>403kt Zn | 348kt Zn | 292kt Zn | Joint venture | Ancash, Peru |
| Spain | | | | | | |
| San Juan de Nieva | 100% | 507kt Zn<br>487kt saleable Zn | 450kt Zn<br>431kt saleable Zn | 478kt Zn<br>458kt saleable Zn | Subsidiary | Asturias, Spain |
| Hinojedo | 100% | 47kt calcine<br>31kt $SO_2$ | 40kt calcine<br>26kt $SO_2$ | 37kt calcine<br>24kt $SO_2$ | Subsidiary | Cantabria, Spain |
| Arnao | 100% | 24kt ZnO | 16kt ZnO | 10kt ZnO | Subsidiary | Asturias, Spain |
| UK | | | | | | |
| Northfleet | 100% | 180kt primary Pb<br>360t refined silver | 139kt primary Pb<br>246t Ag | 119kt primary Pb<br>181t Ag | Subsidiary | Northfleet, UK |

# Disclaimer

The Xstrata plc Preliminary Full Year Results 2008 (the "Results") do not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

These Results are an advertisement but do not constitute a prospectus or prospectus equivalent document. Nothing in these Results should be interpreted as a term or condition of the proposed rights issue (the "Rights Issue") of ordinary shares (the "New Shares") of Xstrata plc (the "Company"). Any decision to acquire New Shares under the Rights Issue must be made only on the basis of the information contained in and incorporated by reference into the prospectus. Copies of the prospectus will be available on publication from Xstrata's registered office.

These Results and the information contained herein do not amount to an offer of securities for sale or a solicitation to buy any securities in the United States (including its territories and possessions, any State of the United States and the District of Columbia). Any securities discussed herein have not been and will not be registered under the US Securities Act of 1933 (the "US Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. No public offering of any securities discussed herein is being made in the United States.

No statement in these Results is intended as a profit forecast or a profit estimate and no statement in these Results should be interpreted to mean that earnings per ordinary share for the financial year ended 31 December 2008, the financial year ending 31 December 2009 or future financial years would necessarily match or exceed the historical published earnings per ordinary share.

Prices and values of, and income from, securities may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial advisor.

Unless otherwise indicated in these Results, the financial information contained in these Results has been presented in US dollars. In addition, solely for convenience, these Results contain translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and translations into US dollar amounts that have been calculated 28 January 2009, being the latest practicable date prior to the publication of these Results, may not correspond to the US dollar amounts shown in the historic or future financial statements of Xstrata in respect of which different exchange rates may have been, or may be, used.

*Cautionary note regarding forward-looking statements.*

*These Results include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout these Results and the information incorporated by reference into these Results and include statements regarding the intentions, beliefs or current expectations of the directors, Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Xstrata Group and the Xstrata Group as enlarged by, if the proposed acquisition completes, the Prodeco Business (the "Enlarged Group") and the industries in which they operate.*

*These Results also contain forward-looking statements regarding the proposed acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the proposed acquisition (which is conditional, amongst other things, upon shareholder approval and receipt of certain regulatory clearances).*

*By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contain in these*

*Results and/or the information incorporated by reference into these Results. Further, actual developments in relation to the proposed acquisition and expected completion, and timing of completion of, the proposed acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to: the risk that shareholders may not vote in favour of the resolutions; the risk that the Xstrata Group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all; the risk that the other conditions of the Rights Issue and the proposed acquisition may not be satisfied on a timely basis or at all; the risk that the Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the proposed acquisition; and the risk that the Xstrata Group may incur and/or experience unanticipated costs and/or delays and/or difficulties relating to the integration of the Prodeco Business. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in these Results and/or the information incorporated by reference into these Results, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these difference include, but are not limited to: general economic and business conditions; commodity price volatility; industry trends; competition; the availability of debt and other financing on acceptable terms; changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages; changes in political an economic stability; currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$,CHF/US$, the Colombian peso/US$, the Peruvian Sol/US$, and the Kroner/US$ exchange rates) and the Xstrata Group's and the Enlarged Group's ability to integrate new businesses (including the Prodeco Business) and recover their reserves or develop new reserves and changes in business strategy or development plans and other risks.*

*Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a results of new information, future events or otherwise.*

# Consolidated Income Statement
## For the year ended 31 December 2008

| US$m | (Unaudited) Before exceptional items | (Unaudited) Exceptional items† | (Unaudited) Total 2008 | (Audited) Before exceptional items | (Audited) Exceptional items† | (Audited) Total 2007 |
|---|---|---|---|---|---|---|
| Revenue | **27,952** | **–** | **27,952** | 28,542 | – | 28,542 |
| Cost of sales* | **(16,001)** | **–** | **(16,001)** | (15,544) | – | (15,544) |
| Distribution costs | **(1,988)** | **–** | **(1,988)** | (1,439) | – | (1,439) |
| Administrative expenses* | **(318)** | **–** | **(318)** | (686) | – | (686) |
| Share of profit/(loss) from associates | **12** | **(34)** | **(22)** | 15 | – | 15 |
| Income and costs of acquisition related activities | **–** | **–** | **–** | – | 275 | 275 |
| Inventory write downs | **–** | **(93)** | **(93)** | – | – | – |
| Liability fair value adjustments | **–** | **(194)** | **(194)** | – | (25) | (25) |
| Profit on restructure of joint venture | **–** | **213** | **213** | – | – | – |
| Restructuring and closure costs | **–** | **(125)** | **(125)** | – | – | – |
| **Profit before interest, taxation, depreciation and amortisation** | **9,657** | **(233)** | **9,424** | 10,888 | 250 | 11,138 |
| Depreciation and amortisation: | | | | | | |
| – Cost of sales | **(2,372)** | **–** | **(2,372)** | (2,038) | – | (2,038) |
| – Administrative expenses | **(24)** | **–** | **(24)** | (58) | – | (58) |
| Impairment of assets: | | | | | | |
| – Cost of sales | **–** | **(974)** | **(974)** | – | – | – |
| **Profit before interest and taxation** | **7,261** | **(1,207)** | **6,054** | 8,792 | 250 | 9,042 |
| Finance income | **192** | **69** | **261** | 142 | 74 | 216 |
| Finance costs | **(852)** | **(295)** | **(1,147)** | (935) | (196) | (1,131) |
| **Profit before taxation** | **6,601** | **(1,433)** | **5,168** | 7,999 | 128 | 8,127 |
| Income tax (expense)/benefit | **(1,634)** | **330** | **(1,304)** | (2,301) | (10) | (2,311) |
| **Profit/(loss) from continuing operations** | **4,967** | **(1,103)** | **3,864** | 5,698 | 118 | 5,816 |
| Profit after tax from discontinued operations | **–** | **–** | **–** | 52 | 1 | 53 |
| **Profit/(loss) for the year** | **4,967** | **(1,103)** | **3,864** | 5,750 | 119 | 5,869 |
| | | | | | | |
| Attributable to: | | | | | | |
| Equity holders of the parent | **4,698** | **(1,103)** | **3,595** | 5,424 | 119 | 5,543 |
| Minority interests | **269** | **–** | **269** | 326 | – | 326 |
| | **4,967** | **(1,103)** | **3,864** | 5,750 | 119 | 5,869 |
| | | | | | | |
| Earnings per share (US$) | | | | | | |
| – basic (continuing operations) | **4.90** | **(1.15)** | **3.75** | 5.60 | 0.12 | 5.72 |
| – basic | **4.90** | **(1.15)** | **3.75** | 5.66 | 0.12 | 5.78 |
| – diluted (continuing operations) | **4.82** | **(1.13)** | **3.69** | 5.47 | 0.12 | 5.59 |
| – diluted | **4.82** | **(1.13)** | **3.69** | 5.52 | 0.12 | 5.64 |
| | | | | | | |
| Dividends (US$m) | | | | | | |
| – declared and paid | | | **499** | | | 443 |
| – proposed | | | **–** | | | 326 |
| Dividend per share (USc) | | | | | | |
| – declared and paid | | | **52.0** | | | 46.0 |
| – proposed | | | **–** | | | 34.0 |

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving rise to them

* Before depreciation, amortisation and impairment charges

# Consolidated Balance Sheet
## As at 31 December 2008

| US$m | (Unaudited) 2008 | (Audited) 2007* |
|---|---|---|
| **Assets** | | |
| **Non-current assets** | | |
| Intangible assets | **8,898** | 9,329 |
| Property, plant and equipment | **36,141** | 33,242 |
| Biological assets | **11** | 19 |
| Inventories | **39** | 17 |
| Trade and other receivables | **77** | 85 |
| Investments in associates | **1,963** | 186 |
| Available-for-sale financial assets | **161** | 203 |
| Derivative financial assets | **774** | 210 |
| Other financial assets | **70** | 98 |
| Pension asset | **3** | 5 |
| Prepayments | **22** | 30 |
| Deferred tax assets | **3** | 7 |
| | **48,162** | 43,431 |
| **Current assets** | | |
| Inventories | **3,573** | 4,167 |
| Trade and other receivables | **2,106** | 2,967 |
| Derivative financial assets | **29** | 89 |
| Other financial assets | **–** | 54 |
| Prepayments | **288** | 265 |
| Cash and cash equivalents | **1,156** | 1,148 |
| | **7,152** | 8,690 |
| **Total assets** | **55,314** | 52,121 |

* Restated for revisions to the provisional Austral, Eland and Mangoola acquisition accounting (refer to Acquisitions note)

# Consolidated Balance Sheet *(continued)*
## As at 31 December 2008

| US$m | (Unaudited) 2008 | (Audited) 2007* |
|---|---|---|
| **Equity and liabilities** | | |
| **Capital and reserves – attributable to equity holders of Xstrata plc** | | |
| Issued capital | **488** | 485 |
| Share premium | **10,308** | 9,899 |
| Own shares | **(1,332)** | (651) |
| Convertible borrowings – equity component | **56** | 56 |
| Other reserves | **1,454** | 5,055 |
| Retained earnings | **11,789** | 8,984 |
| | **22,763** | 23,828 |
| Minority interests | **1,636** | 1,386 |
| **Total equity** | **24,399** | 25,214 |
| **Non-current liabilities** | | |
| Trade and other payables | **29** | 54 |
| Interest-bearing loans and borrowings | **16,337** | 11,327 |
| Convertible borrowings | **331** | 327 |
| Derivative financial liabilities | **569** | 206 |
| Other financial liabilities | **683** | 351 |
| Provisions | **2,237** | 2,475 |
| Pension deficit | **320** | 231 |
| Deferred tax liabilities | **5,244** | 5,947 |
| Other liabilities | **105** | 78 |
| | **25,855** | 20,996 |
| **Current liabilities** | | |
| Trade and other payables | **3,233** | 3,745 |
| Interest-bearing loans and borrowings | **794** | 1,118 |
| Derivative financial liabilities | **202** | 205 |
| Provisions | **497** | 344 |
| Income taxes payable | **299** | 454 |
| Other liabilities | **35** | 45 |
| | **5,060** | 5,911 |
| **Total liabilities** | **30,915** | 26,907 |
| **Total equity and liabilities** | **55,314** | 52,121 |

* Restated for revisions to the provisional Austral, Eland and Mangoola acquisition accounting (refer to Acquisitions note)

# Consolidated Cash Flow Statement
## For the year ended 31 December 2008

| US$m | (Unaudited) 2008 | (Audited) 2007 |
|---|---|---|
| **Profit before taxation** (continuing operations) | **5,168** | 8,127 |
| Adjustments for: | | |
| Profit before tax from discontinued operations | **–** | 89 |
| Finance income | **(261)** | (218) |
| Finance cost | **1,147** | 1,133 |
| Share of (profit)/loss from associates | **22** | (15) |
| Net (profit)/loss on disposal of property, plant and equipment | **(9)** | 3 |
| Inventory write downs | **93** | – |
| Liability fair value adjustments | **194** | 25 |
| Profit on restructure of joint venture interest | **(213)** | – |
| Depreciation | **2,286** | 2,025 |
| Amortisation | **110** | 102 |
| Impairment of assets | **974** | – |
| Share-based compensation plans | **6** | 103 |
| Decrease/(increase) in trade and other receivables | **868** | (348) |
| Increase in other assets | **(299)** | (106) |
| Decrease/(increase) in inventories | **167** | (652) |
| (Decrease)/increase in trade and other payables | **(913)** | 552 |
| (Decrease)/increase in provisions | **(450)** | 224 |
| Other non-cash movements | **(2)** | 2 |
| Cash generated from operations | **8,888** | 11,046 |
| Income tax paid | **(1,753)** | (2,965) |
| Interest paid | **(612)** | (803) |
| Interest received | **60** | 132 |
| Dividends received – other | **2** | 4 |
| **Net cash flow from operating activities** | **6,585** | 7,414 |
| Purchase of property, plant and equipment | **(4,796)** | (2,848) |
| Proceeds from sale of property, plant and equipment | **101** | 86 |
| Purchase of intangible assets | **(54)** | (14) |
| Purchase of available-for-sale financial assets | **(155)** | (41) |
| Proceeds from the sale of available-for-sale assets | **43** | – |
| Payments to black empowerment partner | – | (44) |
| Acquisition of interest in associates | **(1,878)** | – |
| Acquisition of subsidiaries, net of cash acquired | **(3,654)** | (2,130) |
| Disposal of subsidiaries, net of disposal costs and cash disposed | **–** | 1,120 |
| **Net cash flow used in investing activities** | **(10,393)** | (3,871) |
| Purchase of own shares | **(525)** | (532) |
| Disposal of own shares | **64** | 56 |
| Proceeds from interest bearing loans and borrowings | **7,118** | 6,666 |
| Interest bearing loans and borrowings issue costs | **(89)** | (38) |
| Repayment of interest bearing loans and borrowings | **(2,220)** | (9,431) |
| Payment of finance lease liabilities | **(14)** | (159) |
| Dividends paid to equity holders of the parent | **(499)** | (443) |
| Dividends paid to minority interests | **(221)** | (485) |
| Capital injection from minority interests | **301** | 180 |
| Redemption of minority interests | – | (22) |
| **Net cash flow from/(used in) financing activities** | **3,915** | (4,208) |
| **Net increase/(decrease) in cash and cash equivalents** | **107** | (665) |
| Net foreign exchange difference | **(31)** | 17 |
| Cash and cash equivalents at 1 January | **1,069** | 1,717 |
| **Cash and cash equivalents at 31 December** | **1,145** | 1,069 |

# Consolidated Statement of Recognised Income and Expense
## For the year ended 31 December 2008

| US$m | **(Unaudited) 2008** | (Audited) 2007 |
|---|---|---|
| Income and expenses recognised directly in equity: | | |
| Actuarial losses on defined benefit pension plans | **(75)** | (98) |
| Gains/(losses) on available-for-sale financial assets | **(114)** | 49 |
| Revaluation of property, plant and equipment | **–** | 22 |
| Losses on cash flow hedges | **(157)** | (261) |
| Foreign currency translation differences | **(3,980)** | 670 |
| | **(4,326)** | 382 |
| Transfers to the income statement: | | |
| Losses on cash flow hedges | **360** | 121 |
| Recycled foreign currency translation net losses | **246** | 28 |
| | **(3,720)** | 531 |
| Tax on items taken directly to or transferred from equity | **44** | (7) |
| **Net income recognised directly in equity** | **(3,676)** | 524 |
| **Profit for the period** | **3,864** | 5,869 |
| **Total recognised income and expense for the period** | **188** | 6,393 |
| | | |
| Attributable to: | | |
| Equity holders of the parent | **(81)** | 6,067 |
| Minority interests | **269** | 326 |
| | **188** | 6,393 |

The accounting policies adopted in the preparation of the financial information are consistent with those applied to the Group's annual financial statements for the year ended 31 December 2007, except for the adoption of the following new standards and interpretations for periods beginning 1 January 2008:

– IFRIC 11 IFRS 2 – Group and treasury share transactions

The Group adopted IFRIC Interpretation 11 which relates to accounting for share-based payment arrangements that involve two or more entities in the same group. The adoption of this interpretation has had no impact on the Group earnings or equity in the current or prior years.

– IFRIC 14 IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

The Group adopted IFRIC Interpretation 14 which provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. The adoption of this interpretation has had no impact on the Group earnings or equity in the current or prior years.

– IAS 23 Revised 'Borrowing Costs'

The Group early adopted IAS 23 (Revised) 'Borrowing Costs' which requires that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset be capitalised as a cost of that asset. The adoption of this interpretation has had no impact on the Group earnings or equity in the current or prior years.

The unaudited financial information for the year ended 31 December 2008 and audited financial information for the year ended 31 December 2007 contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2008 has been extracted from the financial statements of Xstrata plc which will be delivered to the Registrar of Companies in due course. The auditors have issued an unqualified opinion on the Group's statutory financial statements for the year ended 31 December 2007, which have been filed with the Registrar of Companies.

## Exceptional items

Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, impairment charges, liability fair value adjustments, inventory write downs, profit on restructure of joint venture, income and costs of acquisition related activities, recycled gains and losses from the foreign currency translation reserve, foreign currency gains and losses on borrowings, restructuring and closure costs, loan issue costs written-off on facility refinancing and the related tax impacts of these items.

## Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

## Acquisitions

**Business Combinations**
Current year business combinations
*Jubilee Mines NL*
On 29 October 2007 the Group made an AUD23 per share cash offer for shares in Jubilee Mines NL (Jubilee). On 31 January 2008, the Group declared the offer free from all conditions, and obtained control of Jubilee, following the receipt of acceptances in respect of 62% of Jubilee's share capital. By 16 February 2008 the Group held 97% of Jubilee and obtained the remaining 3% by 31 March 2008. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 31 January 2008. The total cost of the acquisition was US$2,875 million. Jubilee, which was previously listed on the Australian stock exchange, owns and operates the Cosmos Nickel operation and is developing the Sinclair Nickel Project in Western Australia.

The fair values of the identifiable assets and liabilities of Jubilee acquired were:

| US$m | IFRS carrying value | Fair value adjustments | Fair value at acquisition |
|---|---|---|---|
| Property, plant and equipment | 218 | 2,560 | 2,778 |
| Available-for-sale financial assets | 8 | – | 8 |
| Prepayments | 1 | – | 1 |
| Inventories | 8 | – | 8 |
| Income taxes receivable | 2 | (2) | – |
| Trade and other receivables | 15 | – | 15 |
| | 252 | 2,558 | 2,810 |
| Trade and other payables | (44) | – | (44) |
| Provisions | (11) | – | (11) |
| Deferred tax liabilities | (39) | (12) | (51) |
| Income tax payable | – | (7) | (7) |
| Net assets | 158 | 2,539 | 2,697 |
| Goodwill arising on acquisition | – | 54 | 54 |
| | 158 | 2,593 | 2,751 |

| | |
|---|---|
| Consideration: | |
| Net cash acquired with the subsidiary | (124) |
| Cash paid | 2,721 |
| Acquisition costs | 154 |
| | 2,751 |

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

## Acquisitions *(continued)*

*Resource Pacific Holdings Limited*
On 5 December 2007 the Group announced an unconditional cash offer for shares in Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. As at 20 February 2008, the Group held 67.5% and as at 23 April 2008, the Group held 89.8% of the total issued shares of Resource Pacific. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 20 February 2008. The total cost of the acquisition was US$910 million. Resource Pacific was previously listed on the Australian stock exchange and owns the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia.

The fair values of the identifiable assets and liabilities of Resource Pacific acquired were:

| US$m | IFRS carrying value | Fair value adjustments | Fair value at acquisition |
|---|---|---|---|
| Property, plant and equipment | 243 | 979 | 1,222 |
| Deferred tax assets | 111 | (111) | – |
| Other financial assets | – | 11 | 11 |
| Prepayments | 1 | – | 1 |
| Inventories | 4 | – | 4 |
| Trade and other receivables | 12 | – | 12 |
| | 371 | 879 | 1,250 |
| Trade and other payables | (75) | – | (75) |
| Interest-bearing loans and borrowings | (14) | – | (14) |
| Provisions | (7) | (196) | (203) |
| Deferred tax liabilities | – | (153) | (153) |
| Net assets | 275 | 530 | 805 |
| Minority interests | (29) | (51) | (80) |
| Net attributable assets | 246 | 479 | 725 |
| Goodwill arising on acquisition | – | 178 | 178 |
| | 246 | 657 | 903 |

| | |
|---|---|
| Consideration: | |
| Net cash acquired with the subsidiary | (7) |
| Cash paid | 903 |
| Acquisition costs | 7 |
| | 903 |

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

Following the acquisition of 89.8% of the Resource Pacific Holdings Limited in February 2008 (refer above), 12% of the shares were sold in October 2008 at cost for US$128 million.

*Douglas Tavistock Joint Venture*
In March 2008, the Group restructured its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA). Under the terms of the restructuring, the Group acquired and manages the mining of reserves approximately equivalent to its 16% share of the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-cast Mine (ATCOM) operations. The Group acquired approximately 16% of the major mobile equipment and will commence separate mining operations from 1 July 2009. The Group also entered into an interim coal off-take arrangement (export and Eskom) for 18 months with BECSA, effective from 1 January 2008 and a long term supply arrangement for its share of the former DTJVs Duhva LT Eskom Coal Supply Agreement. The Group will receive a final consideration payment of US$43 million on 1 July 2009.

This restructure has been accounted for in accordance with IFRS 3 'Business Combinations' by recognising the net assets obtained at fair value and derecognising the Group's interest in the DTJV. This has resulted in a gain of US$213 million, calculated as follows:

| US$m | Fair value at acquisition |
|---|---|
| Fair value of net assets obtained | |
| Intangible assets | 62 |
| Property, plant and equipment | 260 |
| Trade and other receivables | 78 |
| | 400 |
| Other financial liabilities | (42) |
| Deferred tax liabilities | (72) |
| Net assets obtained | 286 |
| Book value of net assets derecognised | |
| Property, plant and equipment | 92 |
| Inventories | 2 |
| Trade and other receivables | 4 |
| Trade and other payables | (17) |
| Provisions | (8) |
| Deferred tax liabilities | |
| Net assets derecognised | 73 |
| Gain on transaction | 213 |

Prior year business combinations

*Frieda River*

In January 2007, the Group exercised an option to obtain a 73.7% interest in the Frieda River copper-gold porphyry in Papua New Guinea for US$14 million.

*Tampakan*

Following an announcement in late 2006, in March 2007 the Group completed the exercise of its option to acquire a 62.5% interest in Sagittarius Mines Inc (SMI) for US$47 million. SMI is the holder of the Tampakan copper-gold project. The Group now has management control of the Tampakan project.

*Narama*

In August 2007 the Group acquired the remaining 50% interest in the Narama thermal coal mine in Australia from Iluka Resources Limited (Iluka) for US$58 million.

*Cumnock Coal Limited*

In September 2007, the Group acquired the 16% of Cumnock Coal Limited which it previously did not own for US$22 million. Cumnock Coal Limited is a coal mining company, which was listed on the Australian Stock Exchange.

*Austral Coal Limited*

In October 2007 the Group acquired 85.85% of Austral Coal Limited (Austral) and obtained control of the Company. By 21 December 2007, the Group had acquired the remaining 14.15% of the Company. The total cost of these purchases was US$542 million. Austral owns the Tahmoor underground coking coal operation in the southern coalfields of New South Wales, Australia.

## Acquisitions *(continued)*

The acquisition accounting was provisional at 31 December 2007 due to the timing and complexity of the acquisition. In 2008 the acquisition accounting was finalised as follows:

| US$m | Provisional fair value as previously reported | Fair value adjustments[(a)] | Fair value at acquisition |
|---|---|---|---|
| Property, plant and equipment | 729 | (49) | 680 |
| Prepayments | 6 | – | 6 |
| Inventories | 14 | – | 14 |
| Trade and other receivables | 18 | – | 18 |
| | 767 | (49) | 718 |
| Trade and other payables | (24) | – | (24) |
| Interest-bearing loans and borrowings | (167) | – | (167) |
| Provisions | (39) | (4) | (43) |
| Deferred tax liabilities | (165) | 91 | (74) |
| Net assets | 372 | 38 | 410 |
| Goodwill arising on acquisition[(b)] | 169 | (38) | 131 |
| | 541 | – | 541 |
| Consideration: | | | |
| Net cash acquired with the subsidiary | (1) | – | (1) |
| Cash paid | 512 | – | 512 |
| Contingent consideration | 30 | – | 30 |
| | 541 | – | 541 |

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment and the recognition of tax losses.

(b) The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

*Mangoola*

In October 2007 the Group acquired the Mangoola (formerly Anvil Hill) coal project from Centennial Coal Company Limited for US$468 million. The Mangoola coal project is located in the Upper Hunter Valley, Australia.

The acquisition accounting was provisional at 31 December 2007 due to the timing of the acquisition. In 2008 the acquisition accounting was finalised as follows:

| US$m | Provisional fair value as previously reported | Fair value adjustments[(a)] | Fair value at acquisition |
|---|---|---|---|
| Property, plant and equipment | 502 | 15 | 517 |
| Deferred tax assets | 14 | 6 | 20 |
| | 516 | 21 | 537 |
| Provisions | (48) | (21) | (69) |
| Net assets | 468 | – | 468 |
| Consideration: | | | |
| Cash paid | 445 | – | 445 |
| Contingent consideration | 23 | – | 23 |
| | 468 | – | 468 |

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment and provisions.

*Eland Platinum Holdings Limited*

In November 2007, the Group acquired 100% of Eland Platinum Holdings Limited (Eland). Eland was previously listed on the Johannesburg stock exchange and holds an indirect 65% interest in the Elandsfontein platinum project. The Group also acquired an additional 9% interest in the Elandsfontein platinum project increasing the Group's interest in the project to 74%. In addition to the Elandsfontein platinum project, Eland has controlling interests in Madibeng Platinum (Pty) Ltd and Beestkraal Platinum Mines (Pty) Ltd. These companies own the rights to other platinum resources in South Africa. The total cost of the acquisition was US$1,113 million.

The acquisition accounting was provisional at 31 December 2007 due to the complexity and timing of the acquisition. In 2008 the acquisition accounting was finalised as follows:

| US$m | Provisional fair value as previously reported | Fair value adjustments[a] | Fair value at acquisition |
|---|---|---|---|
| Property, plant and equipment | 1,556 | (41) | 1,515 |
| Inventories | 16 | – | 16 |
| Trade and other receivables | 4 | – | 4 |
| | 1,576 | (41) | 1,535 |
| Trade and other payables | (13) | – | (13) |
| Interest-bearing loans and borrowings | (86) | – | (86) |
| Provisions | (5) | – | (5) |
| Deferred tax liabilities | (400) | 12 | (388) |
| Income taxes payable | (1) | – | (1) |
| Net assets | 1,071 | (29) | 1,042 |
| Minority interests | (406) | 44 | (362) |
| Net attributable assets | 665 | 15 | 680 |
| Goodwill arising on acquisition(b) | 398 | (15) | 383 |
| | 1,063 | – | 1,063 |
| Consideration: | | | |
| Net cash acquired with the subsidiary | (50) | – | (50) |
| Cash paid | 1,113 | – | 1,113 |
| | 1,063 | – | 1,063 |

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment.

(b) The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

**Investment in associates**

Current year Investment in associates

*Lonmin plc*

In August 2008, the Group acquired 16,706,481 common shares of Lonmin plc (Lonmin) representing 10.7% of the common shares for consideration of US$1,084 million or GBP33 per share. In October 2008, the Group acquired a further 22,232,940 common shares representing 14.2% of the common shares of Lonmin for a consideration of US$794 million or GBP20 per share, increasing the Group's holding to 24.9% at a cost of US$1,878 million. This investment has been treated as an associate following the increase of the Group's holding in Lonmin to 24.9%.

## Discontinued operations and disposals

Prior year disposals

*Aluminium*

The Aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, resulting in the Group realising a gain of US$1 million after tax of US$12 million.

The results of the Aluminium business for the periods ended are presented below:

| US$m | 2007 |
|---|---|
| Revenue | 542 |
| Cost of sales (before depreciation and amortization) | (406) |
| Distribution costs | (9) |
| Administrative expenses | (7) |
| Profit before interest, taxation, depreciation and amortisation | 120 |
| Depreciation and amortisation – Cost of sales | (31) |
| Profit before interest and taxation | 89 |
| Finance income | 2 |
| Finance costs | (2) |
| Profit before taxation | 89 |
| Income tax expense | (37) |
| Profit for the period from discontinued operation | 52 |
| Gain on disposal of the discontinued operation | 1 |
| Profit after tax for the period from discontinued operations | 53 |

The carrying value of the major classes of assets and liabilities at the date of the sale were:

| US$m | at 18.05.07 |
|---|---|
| Intangible assets | 139 |
| Property, plant and equipment | 1,011 |
| Inventories | 215 |
| Trade and other receivables | 176 |
| Other financial assets | 31 |
| Trade and other payables | (92) |
| Interest bearing loans and borrowings | (1) |
| Provisions | (37) |
| Pension deficit | (19) |
| Deferred tax liabilities | (298) |
| Income tax payable | (6) |
| Net assets | 1,119 |

| | |
|---|---|
| Cash inflow on disposal: | |
| Cash disposed of with the subsidiary | (6) |
| Cash received | 1,150 |
| Disposal costs | (24) |
| Net cash inflow | 1,120 |
| Gain on disposal of the discontinued operation | 1 |

Earnings per share from discontinued operations:

| US$ | 2007 |
|---|---|
| Basic earnings per share | 0.06 |
| Diluted earnings per share | 0.05 |

The cash flows arising from the Aluminium business unit up to the date of sale were operational in nature and were materially the same as its profits.

## Discontinued operations and disposals *(continued)*

*Cumnock Coal Limited*
Following the acquisition of 100% of the assets of Cumnock Coal in September 2007 (refer above), in December 2007 10% of the assets were sold for US$7 million.

## Segmental Analysis

The Group's primary reporting format is business segments and its secondary format is geographical segments. The operating businesses are organised and managed separately according to the nature of the products produced, with each segment representing a strategic business unit that offers different products and serves different markets. Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties. The Group's geographical segments are determined by the location of the Group's assets and operations.

**Business segments**
The following tables present revenue and profit information regarding the Group's business segments for the years ended 31 December 2008 and 2007.

For the year ended 31 December

| US$m | **Before exceptional items** | **Exceptional items** | **2008** | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External parties: | | | | | | |
| Coal – Thermal | **6,347** | **–** | **6,347** | 3,614 | – | 3,614 |
| Coal – Coking | **1,597** | **–** | **1,597** | 587 | – | 587 |
| Coal | **7,944** | **–** | **7,944** | 4,201 | – | 4,201 |
| Ferroalloys | **1,733** | **–** | **1,733** | 1,223 | – | 1,223 |
| Platinum | **269** | **–** | **269** | 129 | – | 129 |
| Copper | **11,464** | **–** | **11,464** | 12,794 | – | 12,794 |
| Nickel | **3,105** | **–** | **3,105** | 5,252 | – | 5,252 |
| Zinc Lead | **3,202** | **–** | **3,202** | 4,726 | – | 4,726 |
| Technology | **235** | **–** | **235** | 217 | – | 217 |
| **Revenue** (continuing operations) | **27,952** | **–** | **27,952** | 28,542 | – | 28,542 |
| Discontinued operations: | | | | | | |
| Aluminium | **–** | **–** | **–** | 542 | – | 542 |
| **Total** | **27,952** | **–** | **27,952** | 29,084 | – | 29,084 |

## **Segmental Analysis** *(continued)*

| US$m | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| **Profit before interest, taxation, depreciation and amortisation (EBITDA)** | | | | | | |
| Coal – Thermal | **3,148** | **11** | **3,159** | 977 | – | 977 |
| Coal – Coking | **1,022** | **–** | **1,022** | 214 | – | 214 |
| Coal | **4,170** | **11** | **4,181** | 1,191 | – | 1,191 |
| Ferroalloys | **959** | **–** | **959** | 382 | – | 382 |
| Platinum | **135** | **8** | **143** | 66 | (25) | 41 |
| Copper | **3,160** | **–** | **3,160** | 4,987 | – | 4,987 |
| Nickel | **816** | **(165)** | **651** | 2,577 | 275 | 2,852 |
| Zinc Lead | **435** | **(53)** | **382** | 1,810 | – | 1,810 |
| Technology | **38** | **–** | **38** | 47 | – | 47 |
| Segment EBITDA (continuing operations) | **9,713** | **(199)** | **9,514** | 11,060 | 250 | 11,310 |
| Share of results from associates (net of tax, continuing operations): | | | | | | |
| Coal | **3** | **–** | **3** | 3 | – | 3 |
| Platinum | **–** | **(34)** | **(34)** | – | – | – |
| Zinc Lead | **9** | **–** | **9** | 12 | – | 12 |
| **EBITDA** (continuing operations) | **9,725** | **(233)** | **9,492** | 11,075 | 250 | 11,325 |
| Unallocated | **(68)** | **–** | **(68)** | (187) | – | (187) |
| | **9,657** | **(233)** | **9,424** | 10,888 | 250 | 11,138 |
| EBITDA (discontinuing operations) | | | | | | |
| Aluminium | **–** | **–** | **–** | 120 | 13 | 133 |
| **Total** | **9,657** | **(233)** | **9,424** | 11,008 | 263 | 11,271 |

| US$m | Before Exceptional items | Exceptional items | 2008 | Before Exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| **Depreciation and amortisation** | | | | | | |
| Coal | **624** | **–** | **624** | 504 | – | 504 |
| Ferroalloys | **52** | **–** | **52** | 52 | – | 52 |
| Platinum | **35** | **–** | **35** | 7 | – | 7 |
| Copper | **863** | **–** | **863** | 824 | – | 824 |
| Nickel | **475** | **–** | **475** | 405 | – | 405 |
| Zinc Lead | **331** | **–** | **331** | 293 | – | 293 |
| Technology | **6** | **–** | **6** | 4 | – | 4 |
| **Depreciation and amortisation** (continuing operations) | **2,386** | **–** | **2,386** | 2,089 | – | 2,089 |
| Unallocated | **10** | **–** | **10** | 7 | – | 7 |
| | **2,396** | **–** | **2,396** | 2,096 | – | 2,096 |
| Discontinued operations: | | | | | | |
| Aluminium | **–** | **–** | **–** | 31 | – | 31 |
| **Total** | **2,396** | **–** | **2,396** | 2,127 | – | 2,127 |
| | | | | | | |
| **Impairment of assets** | | | | | | |
| Ferroalloys | **–** | **18** | **18** | | | |
| Copper | **–** | **463** | **463** | – | – | – |
| Nickel | **–** | **475** | **475** | – | – | – |
| Zinc Lead | **–** | **18** | **18** | – | – | – |
| **Total impairment of assets** (continuing operations) | **–** | **974** | **974** | – | – | – |

| US$m | Before exceptional items | Exceptional items | 2008 | Before exceptional items | Exceptional items | 2007 |
|---|---|---|---|---|---|---|
| **Profit before interest and taxation (EBIT)** | | | | | | |
| Segment result: | | | | | | |
| Coal – Thermal | **2,616** | **11** | **2,627** | 544 | – | 544 |
| Coal – Coking | **930** | **–** | **930** | 143 | – | 143 |
| Coal | **3,546** | **11** | **3,557** | 687 | – | 687 |
| Ferroalloys | **907** | **(18)** | **889** | 330 | – | 330 |
| Platinum | **100** | **8** | **108** | 59 | (25) | 34 |
| Copper | **2,297** | **(463)** | **1,834** | 4,163 | – | 4,163 |
| Nickel | **341** | **(640)** | **(299)** | 2,172 | 275 | 2,447 |
| Zinc Lead | **104** | **(71)** | **33** | 1,517 | – | 1,517 |
| Technology | **32** | **–** | **32** | 43 | – | 43 |
| Segment EBIT (continuing operations) | **7,327** | **(1,173)** | **6,154** | 8,971 | 250 | 9,221 |
| Share of results from associates (net of tax, continuing operations): | | | | | | |
| Coal | **3** | **–** | **3** | 3 | – | 3 |
| Platinum | **–** | **(34)** | **(34)** | – | – | – |
| Zinc Lead | **9** | **–** | **9** | 12 | – | 12 |
| **EBIT** (continuing operations) | **7,339** | **(1,207)** | **6,132** | 8,986 | 250 | 9,236 |
| Unallocated | **(78)** | **–** | **(78)** | (194) | – | (194) |
| | **7,261** | **(1,207)** | **6,054** | 8,792 | 250 | 9,042 |
| Finance income | **192** | **69** | **261** | 142 | 74 | 216 |
| Finance expense | **(852)** | **(295)** | **(1,147)** | (935) | (196) | (1,131) |
| Profit before taxation | **6,601** | **(1,433)** | **5,168** | 7,999 | 128 | 8,127 |
| Income tax expense | **(1,634)** | **330** | **(1,304)** | (2,301) | (10) | (2,311) |
| Profit from continuing operations | **4,967** | **(1,103)** | **3,864** | 5,698 | 118 | 5,816 |
| Profit after tax from discontinued operations: | | | | | | |
| Aluminium | **–** | **–** | **–** | 52 | 1 | 53 |
| **Total** | **4,967** | **(1,103)** | **3,864** | 5,750 | 119 | 5,869 |

## Earnings Per Share

| US$m | 2008 | 2007 |
|---|---|---|
| Continuing operations: | | |
| Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations | **4,698** | 5,372 |
| Exceptional items from continuing operations | **(1,103)** | 118 |
| Profit attributable to ordinary equity holders of the parent from continuing operations | **3,595** | 5,490 |
| Interest in respect of convertible borrowings | **19** | 16 |
| Profit attributable to ordinary equity holders of the parent for diluted earnings per share from continuing | **3,614** | 5,506 |
| Total operations: | | |
| Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations | **4,698** | 5,372 |
| Exceptional items from continuing operations | **(1,103)** | 118 |
| Profit attributable to ordinary equity holders of the parent from continuing operations | **3,595** | 5,490 |
| Profit attributable to ordinary equity holders of the parent from discontinued operations | **–** | 53 |
| Profit attributable to ordinary equity holders of the parent | **3,595** | 5,543 |
| Interest in respect of convertible borrowings | **19** | 16 |
| Profit attributable to ordinary equity holders of the parent for diluted earnings per share | **3,614** | 5,559 |

| | | |
|---|---|---|
| Weighted average number of shares (000) excluding own shares: | | |
| For basic earnings per share | **958,667** | 959,549 |
| Effect of dilution: | | |
| – Free shares and share options (000) | **6,224** | 9,196 |
| – Convertible borrowings | **13,571** | 17,418 |
| For diluted earnings per share | **978,462** | 986,163 |

## Dividends Paid and Proposed

| US$m | 2008 | 2007 |
|---|---|---|
| Declared and paid during the year: | | |
| Final dividend for 2007 – 34 cents per ordinary share (2006 – 30 cents per ordinary share) | **327** | 290 |
| Interim dividend for 2008 – 18 cents per ordinary share (2007 – 16 cents per ordinary share) | **172** | 153 |
| | **499** | 443 |

| | | |
|---|---|---|
| Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December): | | |
| Final dividend for 2008 – nil cents per ordinary share (2007 – 34 cents per ordinary share) | **–** | 326 |

## Exceptional items

**Liability fair value adjustment**
An expense of US$194 million (2007 US$25 million) has been recognised due to the impact of increasing coal prices on the fair value of the liabilities to African Rainbow Minerals Limited (ARM) and the black economic empowerment disposal to Kagiso of an interest in the Mototolo joint venture.

**Profit on restructure of joint venture**
A gain of US$213 million was recognised in relation to the restructure of the Group's interest in the Douglas Tavistock Joint Venture (refer to Acquisitions note).

**Restructuring and closure costs**
Asset write downs and closure costs of US$125 million were recognised, including the closure of the Lennard Shelf zinc joint venture in Australia (US$53 million), corporate office downsizing (US$8 million), the suspension of operations at the Falcondo ferronickel operations in the Dominican Republic (US$12 million) and the closure of Craig and Thayer-Lindsley nickel mines (US$52 million) ahead of schedule to be replaced by the new, lower cost Nickel Rim South and Fraser Morgan mines in Canada.

**Inventory write downs**
Nickel inventory net realisable value write downs of US$93 million were recognised due to reduced prices at year end.

**Impairment of assets**
The Group completed impairment testing for all its cash-generating units at 31 December 2008 and identified that certain assets were impaired. Ferroalloys minerals reserves were impaired by US$18 million. The Falcondo ferronickel assets in the Dominican Republic were impaired by US$455 million, including goodwill of US$176 million, and the Sudbury nickel assets were impaired by US$20 million. The impairment charge relating to Falcondo follows the decision to place the operation on prolonged care and maintenance. The Kidd Creek copper operations in Canada were impaired by US$227 million following a re-evaluation of closure and rehabilitation costs. The Altonorte and Lomas Bayas copper operations in Chile recognised impairment charges against their carrying value of property, plant and equipment assets of US$92 million and US$144 million (including goodwill of US$37 million) respectively. These impairment charges have been mainly caused by weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements. The Lennard Shelf zinc joint venture assets were impaired by US$18 million. A net impairment charge of $34 million was recorded in respect of the Group's investment in Lonmin following the changes in foreign exchange rates and commodity prices that have occurred since the acquisition date.

For the purposes of testing for impairment, recoverable amounts have been determined using a number of key assumptions. The sensitivities to movements in these assumptions are discussed in the Financial Review section of the Preliminary Financial Results. The impairment tests are particularity sensitive to changes in commodity prices and foreign exchange rates. Changes to these assumptions could have resulted in changes to impairment charges.

**Income Tax benefit**
The Group realised an exceptional tax benefit of US$330 million primarily as a result of the impairment of assets, restructuring and closure costs and inventory write downs.

## Finance income and finance costs

**Recycling of foreign exchange differences**
Income of US$49 million (2007 US$74 million) and an expense of US$295 million (2007 US$102 million) were recognised in relation to the recycling of balances in the foreign currency translation reserve. This is in accordance with the Group's policy of recycling amounts on repayment of quasi equity intercompany loans.

**Other exceptional finance income and costs**
Other exceptional income and costs primarily relate to borrowing costs expensed on refinancing and foreign currency movements on non US$ denominated loans.

**Income and costs of acquisition related activities**
In March 2007 the Group made a cash offer to purchase LionOre Mining International Limited (LionOre), a Canadian listed nickel and gold mining company. In May 2007 OJSC MMC Norilsk Nickel announced a higher cash offer and on 1 June 2007, the Group announced it would not increase its offer price. LionOre terminated the support agreement for the Group's offer and made a termination payment to the Group of CAD305 million (US$284 million) in June 2007. The Group incurred acquisition costs of US$9 million in relation to the offer for LionOre.

## Finance income

| US$m | 2008 | 2007 |
|---|---|---|
| Continuing operations: | | |
| Bank interest | **65** | 101 |
| Dividends | **2** | 4 |
| Interest – other | **125** | 37 |
| Finance income before exceptional items from continuing operations | **192** | 142 |
| Foreign currency gains on bank loans* | **20** | – |
| Recycled gains from the foreign currency translation reserve | **49** | 74 |
| Exceptional finance income from continuing operations | **69** | 74 |
| Total finance income from continuing operations | **261** | 216 |
| Discontinued operations: | | |
| Bank interest | **–** | 2 |
| Total finance income | **261** | 218 |

## Finance costs

| US$m | 2008 | 2007 |
|---|---|---|
| Continuing operations: | | |
| Amortisation of loan issue costs | **9** | 24 |
| Convertible borrowings amortised cost charge | **4** | 3 |
| Discount unwinding | **109** | 90 |
| Finance charges payable under finance leases and hire purchase contracts | **6** | 11 |
| Interest on bank loans and overdrafts | **307** | 394 |
| Interest on convertible borrowings and capital market notes | **393** | 366 |
| Interest on minority interest loans | **6** | 6 |
| Interest on preference shares | **15** | 18 |
| Interest – other | **3** | 23 |
| Finance cost before exceptional items from continuing operations | **852** | 935 |
| Foreign currency losses on bank loans* | **–** | 34 |
| Recycled losses from the foreign currency translation reserve | **295** | 102 |
| Loan issue costs written off on facility refinancing | **–** | 60 |
| Exceptional finance cost from continuing operations | **295** | 196 |
| Total finance cost from continuing operations | **1,147** | 1,131 |
| Discontinued operations: | | |
| Discount unwinding | **–** | 1 |
| Interest on bank loans and overdrafts | **–** | 1 |
| Total finance cost | **1,147** | 1,133 |

* These amounts relate to foreign currency gains and losses on non US$ borrowings, predominantly CAD borrowings.

## Income tax

Significant components of income tax expense for the years ended:

| US$m | 2008 | 2007 |
|---|---|---|
| **Consolidated income statement** | | |
| Current tax: | | |
| Based on taxable income of the current year | **1,702** | 2,183 |
| Prior year (over)/under provision | **29** | (14) |
| Total current taxation charge for the year | **1,731** | 2,169 |
| Deferred taxation: | | |
| Origination and reversal of temporary differences | **(398)** | 276 |
| Change in tax rates | **(37)** | (91) |
| Prior year under provision | **8** | 6 |
| Total deferred taxation charge/(benefit) for the year | **(427)** | 191 |
| Total taxation charge | **1,304** | 2,360 |

| | | |
|---|---|---|
| Total taxation attributable to continuing operations | **1,304** | 2,311 |
| Income tax attributable to discontinued operations | **–** | 49 |
| Total taxation charge reported in the consolidated income statement | **1,304** | 2,360 |

The amounts above include the tax charge attributable to exceptional items.

## Interest-bearing Loans and Borrowings

| US$m | 2008 | 2007 |
|---|---|---|
| Current: | | |
| At amortised cost: | | |
| Bank overdrafts | **11** | 79 |
| Commercial paper programme facilities | **80** | – |
| Syndicated bank loans – revolving loan facilities – unsecured | **–** | 481 |
| Bank loans – other unsecured | **84** | 41 |
| Capital market notes | **513** | 350 |
| Minority interest loans | **17** | – |
| Preference shares | **64** | 149 |
| Obligations under finance leases and hire purchase contracts | **25** | 18 |
| | **794** | 1,118 |
| Non-current: | | |
| At amortised cost: | | |
| Syndicated bank loans – unsecured | **4,461** | 4,265 |
| Syndicated bank loans – revolving loan facilities – unsecured | **2,513** | – |
| Bank loans – other unsecured | **221** | 264 |
| Capital market notes | **8,913** | 6,338 |
| Minority interest loans | **81** | 81 |
| Obligations under finance leases and hire purchase contracts | **85** | 114 |
| Preference shares | **–** | 199 |
| Other loans | **63** | 66 |
| | **16,337** | 11,327 |
| Non-current: | | |
| At amortised cost: | | |
| Convertible borrowings | **331** | 327 |
| Total | **17,462** | 12,772 |
| Less cash and cash equivalents | **(1,156)** | (1,148) |
| Net debt* | **16,306** | 11,624 |

* Net debt is defined as loans and borrowings net of cash and cash equivalents.

For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

| US$m | 2008 | 2007 |
|---|---|---|
| Cash at bank and in hand | **720** | 487 |
| Short term deposits | **436** | 661 |
| Bank overdrafts | **(11)** | (79) |
| | **1,145** | 1,069 |

## Subsequent events

**Rights issue**
On 29 January, the Company announced a proposed 2 for 1 rights issue to raise approximately $5.9 billion. The proceeds of the rights issue will be used to repay existing debt and to acquire Glencore International AG's coal operations in Colombia for a total consideration of $2 billion."

# Part IV
# Unaudited Pro Forma Financial Information

## Unaudited pro forma balance sheet of the Enlarged Group as at 30 June 2008

The following unaudited pro forma balance sheet of the Enlarged Group as at 30 June 2008 is prepared to illustrate the effect on the balance sheet of Xstrata of the Rights Issue, the Proposed Acquisition and the Lonmin Stake Acquisition as if the Rights Issue, the Proposed Acquisition and the Lonmin Stake Acquisition had taken place on 30 June 2008. The following unaudited pro forma balance sheet is based on the unaudited historical financial information of Xstrata. The unaudited pro forma financial information has been prepared on the basis set out in the notes below for illustrative purposes only. Due to its nature, the pro forma financial information addresses a hypothetical situation and, therefore does not represent the Enlarged Group's actual financial position or results.

| | | Adjustments | | | |
|---|---|---|---|---|---|
| | At 30 June 2008 Xstrata Group(1) | Proposed Acquisition Adjustments(2) | Lonmin Stake Acquisition Adjustments(3) | Rights Issue Adjustments(4) | Pro forma Enlarged Xstrata Group |
| | | | *(in US$millions)* | | |
| **Assets** | | | | | |
| **Non-current assets** | | | | | |
| Intangible assets | 9,524 | — | — | — | 9,524 |
| Property, plant and equipment | 39,449 | — | — | — | 39,449 |
| Biological assets | 22 | — | — | — | 22 |
| Inventories | 33 | — | — | — | 33 |
| Trade and other receivables | 118 | — | — | — | 118 |
| Investment in associates | 192 | — | 1,878 | — | 2,070 |
| Financial assets | 577 | — | — | — | 577 |
| Pension asset | 6 | — | — | — | 6 |
| Prepayments | 8 | — | — | — | 8 |
| Deferred tax assets | 13 | — | — | — | 13 |
| | 49,942 | — | 1,878 | — | 51,820 |
| **Current assets** | | | | | |
| Inventories | 4,863 | — | — | — | 4,863 |
| Trade and other receivables | 4,303 | — | — | — | 4,303 |
| Financial assets | 84 | 2,000 | — | — | 2,084 |
| Prepayments | 257 | — | — | — | 257 |
| Cash and cash equivalents | 1,442 | — | — | — | 1,442 |
| Non-current assets held for sale | — | — | — | — | — |
| | 10,949 | 2,000 | — | — | 12,949 |
| **Total assets** | 60,891 | 2,000 | 1,878 | — | 64,769 |
| **Equity and liabilities** | | | | | |
| **Capital and reserves — attributable to equity holders of Enlarged Group** | | | | | |
| Issued capital | 488 | — | — | 978 | 1,466 |
| Share premium | 10,308 | — | — | 4,716 | 15,024 |
| Own shares | (831) | — | — | — | (831) |
| Convertible borrowings — equity component | 56 | — | — | — | 56 |
| Other reserves | 5,583 | — | — | — | 5,583 |
| Retained earnings | 11,273 | — | — | — | 11,273 |
| | 26,877 | — | — | 5,694 | 32,571 |
| Minority interests | 1,579 | — | — | — | 1,579 |
| **Total equity** | 28,456 | — | — | 5,694 | 34,150 |

| | At 30 June 2008 Xstrata Group(1) | Adjustments: Proposed Acquisition Adjustments(2) | Adjustments: Lonmin Stake Acquisition Adjustments(3) | Adjustments: Rights Issue Adjustments(4) | Pro forma Enlarged Xstrata Group |
|---|---|---|---|---|---|
| | | | *(in US$millions)* | | |
| **Non-current liabilities** | | | | | |
| Trade and other payables | 75 | — | — | — | 75 |
| Interest-bearing loans and borrowings | 14,886 | 2,000 | 1,878 | (5,694) | 13,070 |
| Financial liabilities | 991 | — | — | — | 991 |
| Provisions | 2,540 | — | — | — | 2,540 |
| Pension deficits | 203 | — | — | — | 203 |
| Deferred tax liabilities | 6,359 | — | — | — | 6,359 |
| Other liabilities | 74 | — | — | — | 74 |
| | 25,128 | 2,000 | 1,878 | (5,694) | 23,312 |
| **Current liabilities** | | | | | |
| Trade and other payables | 4,548 | — | — | — | 4,548 |
| Interest-bearing loans and borrowings | 1,333 | — | — | — | 1,333 |
| Financial liabilities | 366 | — | — | — | 366 |
| Provisions | 605 | — | — | — | 605 |
| Income taxes payable | 422 | — | — | — | 422 |
| Other liabilities | 33 | — | — | — | 33 |
| | 7,307 | — | — | — | 7,307 |
| **Total liabilities** | 32,435 | 2,000 | 1,878 | (5,694) | 30,619 |
| **Total equity and liabilities** | 60,891 | 2,000 | 1,878 | — | 64,769 |

Notes:

(1) The consolidated balance sheet information of Xstrata at 30 June 2008 has been extracted without material adjustment from the unaudited Xstrata plc Half-Yearly Report 2008 (parts of which have been incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference").

(2) Due to the Call Option granted to Glencore in respect of the Prodeco Business, in accordance with IFRS the Proposed Acquisition will not be consolidated at the time of acquisition. However, in the event that the Call Option lapses, Prodeco will be accounted for on a fully consolidated basis.

Adjustments to the pro forma balance sheet of Xstrata to reflect the Proposed Acquisition represent an increase in interest-bearing loans and borrowings to reflect the consideration paid and recognition of the associated financial asset at fair value. The estimated fair value of the financial asset represents the present value of the amount that would be received on exercise of the Call Option discounted using the interest rate in the Call Option Agreement and the estimated value of the Call Option granted to Glencore.

(3) Adjustments to the pro forma balance sheet of Xstrata to reflect the Lonmin Stake Acquisition represent an increase in interest-bearing loans and borrowings to reflect the amounts paid to acquire the Lonmin stake and the equity accounted balance of the interest in associate. In recording this equity accounted balance in the pro forma balance sheet as at 30 June 2008, the fair value of Xstrata's share in the assets and liabilities of Lonmin has been estimated to be equal to cost.

(4) Adjustments to the pro forma balance sheet of Xstrata relating to the Rights Issue reflect:

| | US$m |
|---|---|
| Estimated proceeds from the Rights Issue | 5,874 |
| Less estimated Rights Issue costs and expenses | (180) |
| Estimated net proceeds from the Rights Issue | 5,694 |

| | |
|---|---|
| Issued capital (1,955.3 million Ordinary Shares at a par value of US$0.50 per share — assuming no options granted under the Xstrata Share Schemes and no conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009, being the latest practicable date prior to the publication of this Prospectus, and the ex-rights date) | 978 |
| Share premium (1,955.3 million Ordinary Shares at a premium of US$2.50 per share less the estimated Rights Issue costs and expenses — assuming no options granted under the Xstrata Share Schemes and no conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009, being the latest practicable date prior to the publication of this Prospectus, and the ex-rights date) | 4,716 |
| Estimated net proceeds from the Rights Issue | 5,694 |

The estimated net proceeds of US$5,694 million will be used to repay debt, a portion of which will, if the Proposed Acquisition completes, represent the cash consideration paid by the Xstrata Group to Glencore to acquire the Prodeco Business.

## Pro forma impact on Xstrata's unaudited net profit for the six-month period ended 30 June 2008

The estimated net proceeds of the Rights Issue of US$5,694 million will be used to repay debt , a portion of which will, if the Proposed Acquisition completes, represent the cash consideration paid by the Xstrata Group to Glencore to acquire the Prodeco Business.

The following sets out the impact on the unaudited net profit of Xstrata for the six-month period ended 30 June 2008 if this had been prepared as if the Rights Issue, the Proposed Acquisition and the Lonmin Stake Acquisition had all happened on 1 January 2008:

- Finance costs would decrease to the extent of interest on the reduction of debt arising from the pay down of debt using net proceeds of the Rights Issue less the cost of the Proposed Acquisition and the Lonmin Stake Acquisition.
- Finance income would increase by the amount of the Prodeco Business's net profit for the period and the unwinding of the discount inherent in the fair value of the asset.
- Share of results from associates, and therefore net profit for the period, would increase as a result of the Group's share of the results of Lonmin for the six-month period from 1 January 2008 to 30 June 2008. These results would be adjusted to reflect the additional depreciation and amortisation in relation to provisional estimates of the fair value of the assets and liabilities acquired.
- The taxation charge would be adjusted in order to reflect the tax effect of the above profit impacts.

## Reporting accountant's report on unaudited pro forma financial information

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors
Xstrata plc ("Xstrata")
Bahnhofstrasse 2
P.O. Box 102
CH-6301 Zug
Switzerland

2 February 2009

Dear Sirs

We report on the unaudited pro forma financial information (the "Pro Forma Financial Information") set out in Part IV of the prospectus issued by Xstrata dated 2 February 2009 (the "Prospectus"), which has been prepared on the basis described in Part IV of the Prospectus, for illustrative purposes only, to provide information about how the Rights Issue (as defined in the Prospectus), the Proposed Acquisition (as defined in the Prospectus) and the Lonmin Stake Acquisition (as defined in the Prospectus) might have affected the financial information presented on the basis of the accounting policies adopted by Xstrata in preparing the financial statements for the six-month period ended 30 June 2008. This report is required by item 20.2 of Annex I of Commission Regulation (EC) No 0809/2004 (the "PD Regulation") and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I of the PD Regulation, consenting to its inclusion in the Prospectus.

### Responsibilities

It is the responsibility of the directors of Xstrata to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

### Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Xstrata.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Xstrata.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

## Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of Xstrata.

## Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

Ernst & Young LLP

Ernst & Young LLP

# Part V
# Information on Prodeco

The information on Prodeco, including audited combined financial information for the year ended 31 December 2007 and unaudited condensed combined interim financial information for the 10-month period ended 31 October 2008, set out in Part III — "Information on Prodeco" of the Circular is incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference".

# Part VI
# Directors and Senior Management of Xstrata

## Board of Directors

The members of Xstrata's Board of Directors are as follows:

### Directors

| Name | Age | Position |
|---|---|---|
| Willy Strothotte† | 64 | Chairman |
| Mick Davis | 51 | Chief Executive |
| Trevor Reid | 48 | Chief Financial Officer |
| Santiago Zaldumbide | 66 | Executive Director, Chief Executive of the Zinc Business and Executive Chairman of Asturiana |
| Ivan Glasenberg† | 52 | Non-executive Director |
| Paul Hazen | 67 | Non-executive Director |
| Claude Lamoureux | 66 | Non-executive Director |
| Robert MacDonnell | 71 | Non-executive Director |
| Sir Steve Robson CB | 65 | Non-executive Director |
| David Rough | 58 | Non-executive Director |
| Ian Strachan | 65 | Non-executive Director |
| **Secretary** | | |
| Richard Elliston | | Secretary |

† Glencore International Nominee: see Part II — "Information on the Xstrata Group — Relationship with Glencore"

The business address for the Directors is Bahnhofstrasse 2, 6301 Zug, Switzerland.

**Willy Strothotte**, aged 64, is Chairman of Glencore International. From 1961 to 1978 Mr. Strothotte held various positions with responsibility for international trading in metals and minerals in Germany, Belgium and the USA. In 1978, Mr. Strothotte joined Glencore International, taking up the position of Head of Metals and Minerals in 1984. Mr. Strothotte was appointed Chief Executive Officer of Glencore International in 1993 and held the combined positions of Chairman and Chief Executive Officer from 1994 until 2001, when the roles of Chairman and Chief Executive were split. Mr. Strothotte was Chairman of Xstrata AG from 1994 to 2002 and Chairman of Xstrata since February 2002. He is currently a director of Century Aluminium Corporation, Minara Resources Limited and KKR Financial Holdings LLC.

**Mick Davis**, aged 51, is the Chief Executive of Xstrata. Mr. Davis was appointed as Chief Executive of Xstrata AG in October 2001, and was appointed to the Board of Xstrata in February 2002. Previously, Mr. Davis was Chief Financial Officer and an executive director of Billiton Plc, appointed in July 1997, and served as Executive Chairman of Ingwe Coal Corporation Limited from 1995 to 1999. He joined Gencor Limited in early 1994 from Eskom, the South African state-owned electricity utility, where he was an executive director.

**Trevor Reid**, aged 48, is the Chief Financial Officer of Xstrata. Mr. Reid joined Xstrata AG in January 2002, and was appointed to the Board of Xstrata in February 2002. Prior to joining Xstrata, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector.

**Santiago Zaldumbide**, aged 66, is an Executive Director of Xstrata, Chief Executive of the Zinc Business and Executive Chairman of Asturiana. Mr. Zaldumbide was appointed to the Board of Xstrata in February 2002. He is a previous Chief Executive Officer and Director of Union Explosivos Rio Tinto and of Petroleos del Norte. In 1990, Petroleos del Norte became part of the Repsol Oil Group where Mr. Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994 he was appointed Chief Executive Officer of the Corporación Industrial de Banesto and, in December 1997, Chairman and Chief Executive Officer of Asturiana. Mr. Zaldumbide is also a member of the Supervisory Board of Air Products and Chemicals, Inc. and a director of ThyssenKrupp SA.

**Ivan Glasenberg**, aged 52, is Chief Executive Officer of Glencore International, which he joined in 1984. Mr. Glasenberg was appointed to the Board of Xstrata in February 2002. He worked in the coal department of Glencore in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and Beijing offices. In 1991 he became Head of the Glencore Coal Department and in

2002 Chief Executive Officer of Glencore International. He is also currently a director of Minara Resources Limited and United Company Rusal Ltd.

**Paul Hazen**, aged 67, joined the Board of Xstrata AG in May 2000, and was appointed a Director of Xstrata in February 2002. Mr. Hazen is a former Chairman and CEO of Wells Fargo and Company and he was a director of Phelps Dodge Corporation until February 2003 and Deputy Chairman and Lead Independent Director of Vodafone Group Plc until July 2006. Mr. Hazen retired in April 2001 as Chairman after a 30-year career with Wells Fargo and Company. Mr. Hazen is currently Chairman of Accel-KKR and of KKR Financial Corporation. He also serves as Lead Independent Director of Safeway, Inc.

**Claude Lamoureux**, aged 66, was until 1 December 2007, President and CEO of the Ontario Teachers' Pension Plan Board. Previously he spent 25 years as a financial executive with Metropolitan Life in Canada and the US. He is also a director at Northumbrian Water Group plc, Maple Leaf Foods Inc., Cordiant Capital, Atrium Innovations Inc., the Canadian Institute for Advanced Research, The Learning Partnership and the York University Foundation. Mr. Lamoureux was appointed to the Board of Xstrata in May 2008.

**Robert MacDonnell**, aged 71, joined the Board of Xstrata AG in May 1997, and was appointed to the Board of Xstrata in February 2002. Prior to joining Kohlberg Kravis Roberts & Co. in 1976, Mr. MacDonnell was a management consultant at Arthur Andersen & Co. He subsequently formed his own firm, which specialised in small management buyouts. Mr. MacDonnell became the first non-founding partner of KKR in 1982 and participated in virtually all investment decisions until the firm expanded in the late 1980s. Mr. MacDonnell is also currently a director of Safeway, Inc.

**Sir Steve Robson CB**, aged 65, retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two-year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit. Sir Steve is a non-executive director of JPMorgan Cazenove Holdings and The Royal Bank of Scotland Group plc. Sir Steve was appointed to the Board of Xstrata in February 2002 and is Chairman of the Audit Committee.

**David Rough**, aged 58, was a director of Legal & General Group Plc before retiring from Legal & General in June 2002. As Group Director (Investments), Mr. Rough headed all aspects of fund group management within Legal & General Investments. Mr. Rough is currently a director of Land Securities Group plc, Brown, Shipley & Co Ltd and Friends Provident plc. Mr. Rough was appointed to the Board of Xstrata in April 2002, is Deputy Chairman, the Senior Independent Director and Chairman of the Nominations Committee.

**Ian Strachan**, aged 65, is a director of Johnson Matthey plc, Rolls Royce Group plc, Transocean Inc. and Caithness Petroleum Ltd. Mr. Strachan was Chairman of Instinet Group Inc from 2003 to 2005 and Chief Executive of BTR plc from 1996 to 1999. Mr. Strachan joined Rio Tinto plc (formerly RTZ plc) as CFO in 1987, and was Deputy Chief Executive from 1991 to 1995. Mr. Strachan was appointed to the Board of Xstrata at the Annual General Meeting held in May 2003 and is the Chairman of the Health, Safety, Environment and Community Committee.

## Board composition

Xstrata's Board of Directors consists of 11 Directors. Pursuant to the Relationship Agreement, Glencore International is permitted to nominate a maximum of three directors of Xstrata or (if lower or higher) such number of directors of Xstrata nominated by Glencore International as is equal to one less than the number of independent directors. Glencore International previously nominated three directors to the board of directors of Xstrata. However, following Mr. David Issroff's resignation from the board of directors of Xstrata with effect from 10 May 2006, Glencore International currently only has two nominees to the Board, being Messrs. Strothotte and Glasenberg. See further Part II — "Information on the Xstrata Group — Relationship with major Shareholder".

Mr. Hazen, Mr. Lamoureux, Mr. MacDonnell, Sir Steve Robson, Mr. Rough and Mr. Strachan are the independent Non-Executive Directors. Mr. Rough is the Senior Independent Director.

Xstrata's Memorandum and Articles stipulate that at every Annual General Meeting ("AGM") of Xstrata, one-third of the Directors, or the number nearest to one-third, shall retire from office by rotation. Following Dr. Fred Roux's resignation from the board of directors of Xstrata with effect from 7 August 2007, at Xstrata's AGM on 6 May 2008

Mr. Claude Lamoureux was elected to the Board as a non-executive director and the following Directors retired from office, offered themselves for re-election, and were all re-elected:

| Name | Position |
|---|---|
| Willy Strothotte | Chairman |
| Paul Hazen | Non-executive Director |
| Ian Strachan | Non-executive Director |

### Board committees

For details of Xstrata's board committees, their membership and operation, see paragraph 14 of Part IX — "Additional Information — Corporate governance and board practices".

### Senior management

In addition to the Executive Directors, Messrs. Davis, Reid and Zaldumbide, Xstrata's senior management consists of the following executive officers who are responsible for the business and administrative departments indicated below:

| Name | Age | Position |
|---|---|---|
| Peter Freyberg | 49 | Chief Executive, Coal Business |
| Benny Levene | 44 | Chief Legal Counsel of Xstrata |
| Thras Moraitis | 46 | Executive General Manager, Group Strategy and Corporate Affairs |
| Peet Nienaber | 58 | Chief Executive, Alloys Business |
| Ian Pearce | 51 | Chief Executive, Nickel Business |
| Charlie Sartain | 47 | Chief Executive, Copper Business |

The business address for the Senior Executives is Bahnhofstrasse 2, 6301 Zug, Switzerland.

**Peter Freyberg**, aged 49, is Chief Executive of the Coal Business. Mr. Freyberg began his career as a trainee official with Anglo American Corporation in South Africa in 1978 and completed his B.Sc. Mining Engineering degree in 1983. He gained his experience working in both underground and open pit coal operations in a variety of roles, including operations management and technical support. After leaving Anglo American in 1991, he embarked on an international career, including working with Kaltim Prima Coal in Indonesia; Hamersley Iron in Perth, Copelmi Mineração in Brazil; and Carbones del Cerrejón in Colombia. He joined Glencore following the acquisition of the Duiker assets in South Africa and was subsequently appointed Chief Operating Officer for Xstrata Coal South Africa after Xstrata's purchase of the Glencore assets in 2002. Mr. Freyberg became the Director of Operations for Xstrata Coal in April 2006. On 1 January 2008, Mr. Freyberg was appointed Chief Executive of the Coal Business.

**Benny Levene**, aged 44, is the Chief Legal Counsel of Xstrata. Mr. Levene holds the degrees of Bachelor of Commerce, Bachelor of Laws and Master of Laws. Mr. Levene began his career at Werksmans Attorneys in South Africa in 1989, where he became a partner in 1993 specialising in local and international mergers and acquisitions and equity and debt capital raising. While at Werksmans Attorneys Mr. Levene assisted with the initial acquisitions by Xstrata of its Ferroalloys assets, and subsequently joined Xstrata AG in Switzerland in 1997. Mr. Levene was involved in the structuring of the cross-border merger of Xstrata AG into Xstrata plc simultaneously with the listing of Xstrata plc on the London and Swiss Stock Exchanges in March 2002.

**Thras Moraitis**, aged 46, is Executive General Manager, Group Strategy and Corporate Affairs. Mr. Moraitis joined Xstrata in 2003 and is responsible for the Xstrata Group's strategic development, post-acquisition integration, external affairs and investor relations as well as the Xstrata Group's technology businesses. Mr. Moraitis began his career as an engineer on the Winkelhaak Gold Mine, Gencor. He then became a Global Partner in the strategy and merchant banking firm, Monitor, where he was responsible for their European, Middle East and African operations, advising governments and corporations around the world and was involved in Monitor's private equity and venture capital activities.

**Peet Nienaber**, aged 58, is the Chief Executive of the Alloys Business. Mr. Nienaber holds both a Bachelor and Honours degree in Engineering. Mr. Nienaber started his career as an Iscor bursary holder at Iscor Steelworks in

Newcastle and worked for 15 years in the ferroalloy industry at both Samancor and CMI until 1988, when he became one of the founder members of what is now the Chrome Business. In 1997, Mr. Nienaber was appointed Chief Executive of Xstrata's South African alloys operations.

**Ian W. Pearce**, aged 51, is the Chief Executive of the Nickel Business. Mr. Pearce joined Falconbridge in August 2003 as Senior Vice-President, Projects & Engineering, leading the advancement and completion of major projects such as Koniambo and Nickel Rim, and holds a bachelor degree in Science from University of Witwatersrand in South Africa. He also attended the Management Advancement Programme at the same institution. Mr. Pearce has over 26 years of professional experience in metallurgy and mining. Prior to joining Falconbridge, Mr. Pearce acquired project management experience in the United States, Indonesia, Chile and South Africa. Among numerous assignments, he worked as the Executive Project Director of Muskeg River Oil Sands Project in Alberta for Fluor Daniel Canada Inc.

**Charlie Sartain**, aged 47, is the Chief Executive of the Copper Business and was appointed in January 2004. He holds an Honours degree in Mining Engineering. Mr. Sartain worked with MIM for more than 20 years in a range of engineering then senior management roles in both Australia and Latin America prior to taking up his current position. Mr. Sartain is also a director of the Australian Government's Council on Australian-Latin American Relations, the Sustainable Minerals Institute at the University of Queensland and the International Copper Association.

There is no family relationship between any of Xstrata's directors or senior management.

# Part VII
# Use of Proceeds and Terms and Conditions of the Rights Issue

## 1 Use of proceeds and terms and conditions of the Rights Issue

**Use of proceeds of the Rights Issue**

On 29 January 2009, the Company announced the Rights Issue and the Proposed Acquisition. Subject to the fulfilment of the terms and conditions referred to below, the total net proceeds of the Rights Issue, after estimated aggregate costs and expenses of approximately £126 million (approximately US$180 million), are expected to be approximately £4.0 billion (approximately US$5.7 billion). Xstrata intends to use the net proceeds of the Rights Issue to repay existing debt of the Xstrata Group, a portion of which will, if the Proposed Acquisition completes, represent the cash consideration paid by the Xstrata Group to Glencore to acquire the Prodeco Business. Xstrata intends to repay the US$2.7 billion borrowings that are currently outstanding under the Club Facility, together with the additional borrowings to be drawn under the Club Facility to satisfy the US$2.0 billion cash consideration payable to acquire the Prodeco Business, and apply the balance of the net proceeds to reduce the US$4.4 billion borrowings that are currently outstanding under the Syndicated Facility. As a result, net debt is expected to reduce to approximately US$12.6 billion following completion of the proposed Rights Issue, with gearing (on a net debt to net debt plus equity basis) of less than 30%. Details of these facilities are provided in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Liquidity and capital resources — Liquidity reserves — Bank loans". The repayment of this debt will allow Xstrata to maintain a robust financial position and provide an enhanced platform from which to initiate the next stage of Xstrata's growth.

**Terms and conditions of the Rights Issue**

The Rights Issue will be made on the terms and subject to the conditions set out in this Prospectus (and, in the case of Qualifying Non-CREST Shareholders, the Provisional Allotment Letter). Up to an aggregate of 1,982,508,352 New Shares will be offered by way of Nil Paid Rights payable in full on acceptance by Qualifying Shareholders on the basis of:

**2 New Shares at 210 pence per New Share for every 1 Existing Share**

held on the Record Date (and so in proportion for any other number of Existing Shares then held) and otherwise as set out in this Prospectus and, in the case of Qualifying Non-CREST Shareholders other than, subject to certain exceptions, those with registered addresses in the United States, Australia, Canada, Japan or South Africa, the Provisional Allotment Letter. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Issue Price of 210 pence per New Share represents a discount of approximately 66% to the Closing Price of 623 pence per Ordinary Share on 28 January 2009, which was the last Business Day prior to the announcement of the Rights Issue. The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions declared after the date of this Prospectus. There will be no restrictions on the free transferability of the New Shares save as provided in the Articles. The rights attaching to the New Shares are governed by the Articles, a summary of which is set out in paragraph 9 of Part IX — "Additional Information — Summary of the memorandum and articles of association of the Company and mandatory takeover bids, squeeze-out and sell-out rules" of this Prospectus.

The Rights Issue will be made in the United Kingdom by way of this Prospectus and, for Qualifying Non-CREST Shareholders other than, subject to certain exceptions, those with registered addresses in the United States, Australia, Canada, Japan or South Africa, the Provisional Allotment Letter. The Rights Issue will not be made by way of this Prospectus or the Provisional Allotment Letter in any jurisdiction other than the United Kingdom and Ireland, but will be made to Qualifying Shareholders with registered addresses in other jurisdictions as described in paragraph 7(b) of this Part VII. Shareholders taking up their rights by completing a Provisional Allotment Letter or sending an MTM instruction to Euroclear will be deemed to have made the warranties set out in paragraph 8 of this Part VII, unless such requirement is waived by the Company.

The attention of Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this Prospectus (and, in the case of Qualifying Non-CREST Shareholders, the Provisional Allotment Letter) into a jurisdiction other than the United Kingdom or Ireland is drawn to paragraphs 7 and 8 of this Part VII. In particular, subject to the provisions of paragraph 7 of this Part VII, Qualifying Shareholders with registered addresses in the United States, Australia, Canada, Japan or South

Africa will not be sent this Prospectus or Provisional Allotment Letters and will not have their CREST accounts credited with Nil Paid Rights.

Application will be made to the Financial Services Authority for the New Shares (nil and fully paid) to be listed on the Official List and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. Application will be made to the Admission Board of the SIX for the New Shares (nil and fully paid) to be admitted to listing on the SIX. It is expected that Admission and Swiss Admission will become effective and that dealings in the New Shares will commence on the London Stock Exchange and on the SIX, nil paid, at 8.00 a.m. (London time) on 3 March 2009.

None of the New Shares has been marketed or will be made available in whole or in part to the public other than in connection with the Rights Issue.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred by means of CREST. Applications will be made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. Euroclear requires the Company to confirm to it that certain conditions imposed by the CREST Regulations are satisfied before Euroclear will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the Nil Paid Rights and the Fully Paid Rights on admission of the New Shares to the Official List, nil paid. As soon as practicable after satisfaction of the conditions, the Company will confirm this to Euroclear.

Save for those New Shares which Glencore takes up pursuant to the Glencore Undertaking and as set out in paragraph 20 of Part IX — "Additional Information — Summary of the terms of the Underwriting Agreement", the Rights Issue has been underwritten by the Joint Underwriters on the terms of the Underwriting Agreement.

The Rights Issue is conditional upon, amongst other things, fulfilment of the following conditions:

(a) all of the conditions to the Acquisition Agreement (save for the allotment and issue of the New Shares to be allotted and issued to Glencore under the Rights Issue and any condition which will be satisfied on Admission) having been fulfilled (or if capable of waiver, waived) by Admission;

(b) the passing without material amendment (or with such amendments as the Banks and the Company may agree) of the Resolutions;

(c) the Company having applied to Euroclear for admission of the Nil Paid Rights, the Fully Paid Rights and the New Shares to CREST as participating securities by the time of Admission and Swiss Admission and no notification having been received by the Company from Euroclear by such time that such admission or facility for holding and settlement has been or is to be refused;

(d) this Prospectus and the Circular being approved by and filed with the FSA in accordance with the Prospectus Rules and the FSMA and being made available to the public by not later than 5.00 p.m. on 6 February 2009 (or such later time or date as the Banks may agree);

(e) none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made;

(f) Admission and Swiss Admission occurring at or before 8.00 a.m. (London time) on 9 March 2009 (or such later time or date as the Company and the Banks may agree); and

(g) the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

If these conditions are not fulfilled, the Rights Issue and the Proposed Acquisition will not proceed.

The Underwriting Agreement may terminate upon the occurrence of certain events, in which case the Rights Issue will not proceed. If the Underwriting Agreement does not become unconditional in all respects by Admission or if it is terminated in accordance with its terms, the Rights Issue will be revoked and neither it nor the Proposed Acquisition will proceed. Revocation cannot occur after nil paid dealings in the New Shares have begun. The attention of Qualifying Shareholders is drawn to paragraph 20 of Part IX — "Additional Information — Summary of the terms of the Underwriting Agreement", in which a summary of the principal terms of the Underwriting Agreement, including the termination events, is set out.

The Joint Underwriters may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, the Joint Underwriters do not propose to make any public disclosure in relation to such transactions.

Deutsche Bank and JPMorgan Cazenove may arrange sub-underwriting in respect of some, all or none of the New Shares which the Joint Underwriters have underwritten. The Company is mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. After careful consideration of the benefits to the Company, the Directors have concluded that such a process would be unlikely to result in any significant benefit to the Company and would not, therefore, have been appropriate in connection with the Rights Issue.

The Banks and/or their affiliates provide various investment banking, commercial banking and financial advisory services from time to time to the Group. In addition, affiliates of the Banks are lenders under and/or otherwise party to certain of the Group's debt facilities. In particular, Deutsche Bank and JPMorgan Chase are lenders under the Debt Facilities Agreements and Deutsche Bank and J.P. Morgan plc are arrangers and bookrunners of the Club Facility. See paragraph 21.13 of Part IX — "Additional Information — Material contracts — Debt Facilities Agreements" for details of the Debt Facilities Agreements.

Glencore, which as at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) beneficially owned 34.45% of the issued ordinary share capital of the Company, has confirmed to the Company that it is fully supportive of the Rights Issue and has irrevocably undertaken to vote in favour of the Rights Issue Resolutions and to take up its full entitlements under the Rights Issue and has also agreed to a lock-up which, subject to certain exceptions, will expire six months after the latest time for acceptance and payment in full of entitlements to subscribe for the New Shares. A total of 336,801,333 Ordinary Shares are subject to Glencore's irrevocable undertakings. See paragraph 21.2 of Part IX – "Additional Information – Material contracts — Glencore Undertaking" for a summary of the terms of the Glencore Undertaking.

Xstrata understands that a substantial portion of Glencore's interest in Xstrata is subject to collateral or similar arrangements related to the provision of finance to Glencore, which may be documented as loans, derivative transactions (including repurchase agreements or forward sales contracts) or otherwise. One of the exceptions to the lock-up contained in the Glencore Undertaking permits Glencore to dispose of interests in Ordinary Shares in the event of any default under Glencore's financing arrangements. See paragraph 21.2 of Part IX — "Additional Information — Material contracts — The Glencore Undertaking" for a summary of the exceptions to the lock-up contained in the Glencore Undertaking. As a result, a substantial portion of its interest in Xstrata may become subject to sale, transfer or other disposal and any such sale, transfer or other disposal occurring whether before or after the ex-rights date could reduce the number of Existing Shares which Glencore is interested in to below 30% or to below 34.45% but above 30%. The Takeover Panel has granted a dispensation from any obligation on Glencore to make a mandatory offer for Xstrata pursuant to Rule 9 of the City Code, as a result of Glencore's interest being reduced as a result such sales, transfers or other disposals and subsequently being increased again through 30% or, if above 30%, by more than 1% as a result of Glencore subscribing for New Shares pursuant to the irrevocable undertakings it has given to the Company. Glencore's right to acquire shares pursuant to Note 11 on Rule 9.1 of the City Code is not affected by this dispensation nor by these arrangements generally. Prior to Admission, the Joint Underwriters may terminate their obligations in circumstances where either Glencore or Finges breach their obligations under the Glencore Undertaking or dispose of Existing Shares in which Glencore is interested.

Subject, amongst other things, to the conditions referred to in sub-paragraphs (a) to (g) above being satisfied and save as provided in paragraph 9 of this Part VII below, it is intended that:

(a) Provisional Allotment Letters in respect of Nil Paid Rights will be dispatched to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, those with registered addresses in the United States, Australia, Canada, Japan or South Africa) at their own risk on 2 March 2009;

(b) Computershare Investor Services PLC will instruct Euroclear to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than, subject to certain exceptions, those with registered addresses in the United States, Australia, Canada, Japan or South Africa) with such Shareholders' entitlements to Nil Paid Rights, with effect from 8.00 a.m. (London time) on 3 March 2009;

(c) the Nil Paid Rights and Fully Paid Rights will be enabled for settlement by Euroclear by 8.00 a.m. (London time) on 3 March 2009, or if later, as soon as practicable after the Company has confirmed to Euroclear that all the conditions for admission of such rights to CREST have been satisfied;

(d) New Shares will be credited to the stock accounts in CREST of Qualifying CREST Shareholders or their renouncees who have validly taken up their rights as soon as practicable after 8.00 a.m. (London time) on 18 March 2009; and

(e) definitive share certificates in respect of New Shares to be held in certificated form are expected to be dispatched by post by 25 March 2009 to accepting Qualifying Non-CREST Shareholders or their renouncees at their registered address (unless lodging agent details have been completed on page 4 of the Provisional Allotment Letter).

If the Rights Issue is delayed so that Provisional Allotment Letters cannot be dispatched on 2 March 2009, the section of this Prospectus entitled "Expected Timetable of Principal Events" will be adjusted accordingly and the revised dates will be set out in the Provisional Allotment Letters and announced through a Regulatory Information Service. All references in this Part VII should be read as being subject to such adjustment.

All documents including Provisional Allotment Letters (which constitute temporary documents of title) and cheques and bankers' drafts posted to, by, from or on behalf of, Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at the sole risk of such persons.

## 2 Action to be taken

**The action to be taken in respect of the New Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).**

If you are a Qualifying Non-CREST Shareholder and (subject to certain limited exceptions) do not have a registered address in the United States, Australia, Canada, Japan or South Africa, please refer to paragraphs 3 and 5 to 12 (inclusive) of this Part VII.

If you are a Qualifying CREST Shareholder and (subject to certain limited exceptions) do not have a registered address in the United States, Australia, Canada, Japan or South Africa, please refer to paragraphs 4 to 12 (inclusive) of this Part VII and to the CREST Manual for further information on the CREST procedures referred to below.

**CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST sponsored members.**

**Qualifying Shareholders who hold Ordinary Shares through the SIX SIS System should contact the Swiss Bank through which such Shareholders hold Ordinary Shares for details of how to participate in the Rights Issue.**

All Qualifying Shareholders, by accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Shares comprised therein, or by making a valid acceptance in accordance with the procedures set out in paragraph 4(b) of Part VI will be deemed to make the representations and warranties to the Company and the Banks contained in paragraph 8 of this Part VII.

## 3 Action to be taken by Qualifying Non-CREST Shareholders in relation to Nil Paid Rights represented by Provisional Allotment Letters

### (a) General

Provisional Allotment Letters are expected to be dispatched to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with registered addresses in the United States, Australia, Canada, Japan or South Africa) on 2 March 2009. Each Provisional Allotment Letter will set out:

(i) the holding at the Record Date of Existing Shares on which a Qualifying Non-CREST Shareholder's entitlement to New Shares has been based;

(ii) the aggregate number and cost of New Shares which have been provisionally allotted to that Qualifying Non-CREST Shareholder;

(iii) the procedures to be followed if a Qualifying Non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that Provisional Allotment Letters are posted on 2 March 2009, and that dealings in Nil Paid Rights commence on 3 March 2009, **the latest time and date for acceptance and payment in full is expected to be 11.00 a.m. on 17 March 2009.**

**Qualifying Non-CREST Shareholders should note, however, that in January 2009 the FSA issued a Consultation Paper on whether the current 21 day minimum rights issue subscription period should be reduced to either 14 calendar days or 10 business days. In that Consultation Paper the FSA stated that it is consulting with a view to amending the Listing Rules in time for shorter rights issue subscription periods to be in place at the start of February 2009. The dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus are on the basis that the FSA amends the Listing Rules such that the current 21 day minimum rights issue subscription period is reduced. If the FSA has not amended the Listing Rules (such that the current 21 day minimum rights issue subscription period is reduced) two days before the date of dispatch of Provisional Allotment Letters (which is expected to be on 2 March 2009), the dates set out in the expected timetable of principal events and mentioned throughout this Prospectus will change to reflect this. For example:**

**(i) the latest time and date for acceptance and payment in full would be expected to be 11.00 a.m. on 23 March 2009 rather than 11.00 a.m. on 17 March 2009;**

**(ii) the expected latest time and date for acceptance and payment in full with value date 23 March 2009 in respect of Nil Paid Rights attributable to Ordinary Shares held in the SIX SIS System would be expected to be 11.00 a.m. (12.00 noon Central European time) on 19 March 2009 rather than 11.00 a.m. (12.00 noon Central European time) on 13 March 2009; and**

**(iii) the expected date of Admission, Swiss Admission and commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SIX and on which New Shares will be credited to CREST stock accounts (uncertificated holders only) would be expected to change from 18 March 2009 to 24 March 2009.**

**In such circumstances, Xstrata will publish a supplementary prospectus extending the offer period so that it complies with the current Listing Rules requirement, and setting out the revised times and dates. If any of the times and dates mentioned in this Part VII otherwise change, the revised times and/or dates will be set out in the Provisional Allotment Letters notified by announcement through a Regulatory Information Service and to the SIX. All times and dates mentioned in this Part VII should be read as being subject to such adjustment.**

**(b) Procedure for acceptance and payment**

***(i) Qualifying Non-CREST Shareholders who wish to accept in full***

Holders of Provisional Allotment Letters who wish to take up all of their Nil Paid Rights must return the Provisional Allotment Letter, together with a cheque or banker's draft, made payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only", for the full amount payable on acceptance, in accordance with the instructions printed on the Provisional Allotment Letter, by post to Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol BS99 6AH or by hand only (during normal business hours) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, in each case so as to arrive as soon as possible and in any event so as to be received not later than 11.00 a.m. on 17 March 2009. A reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the United Kingdom only for this purpose. If you post your Provisional Allotment Letter within the United Kingdom by first class post, it is recommended that you allow at least four days for delivery.

***(ii) Qualifying Non-CREST Shareholders who wish to accept in part***

Holders of Provisional Allotment Letters who wish to take up some but not all of their Nil Paid Rights and wish to sell some or all of those which they do not want to take up, should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter, and returning it by post to Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol 6AH or by hand only (during normal business hours) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, in each case so as to be received no later than 3.00 p.m. on 13 March 2009, the last date and time for splitting Provisional Allotment Letters, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. Once they have received these, they should then deliver the split Provisional Allotment Letter representing the New Shares they wish to accept together with a cheque or a banker's draft for the appropriate amount, payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only", by 11.00 a.m. on 17 March 2009, the last date and time for acceptance. The second Provisional Allotment Letter (representing the New Shares such Qualifying Non-CREST Shareholders do not wish to take up) should be delivered to such transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to such transferee, and will be required in order to sell those rights not being taken up.

Qualifying Non-CREST Shareholders who wish only to take up some of their Nil Paid Rights (but not sell the remainder), should complete Form X on page 4 of the original Provisional Allotment Letter and return it by post to Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol BS99 6AH or by hand only (during normal business hours) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, in each case together with a covering letter confirming the number of New Shares to be taken up and a cheque or banker's draft to pay for this number of New Shares. In this case, the Provisional Allotment Letter, the cover letter and the cheque or banker's draft made payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only" must be received by Computershare Investor Services PLC by 3.00 p.m. on 13 March 2009, being the last time and date for splitting Provisional Allotment Letters.

***(iii) Company's discretion as to validity of acceptances***

If payment is not received in full by 11.00 a.m. on 17 March 2009, the provisional allotment will (unless the Company has exercised its right to treat as valid an acceptance as set out below) be deemed to have been declined and will lapse. However, the Company may, with the agreement of the Banks (not to be unreasonably withheld or delayed), but shall not be obliged to, treat as valid (i) Provisional Allotment Letters and accompanying remittances for the full amount due which are received through the post not later than 3.00 p.m. on 17 March 2009 (the cover bearing a legible postmark dated not later than 11.00 a.m. on 17 March 2009), and (ii) acceptances in respect of which remittances are received prior to 11.00 a.m. on 17 March 2009 from an authorised person (as defined in Section 31(2) of the FSMA) specifying the number of New Shares to be acquired and an undertaking by that person to lodge the relevant Provisional Allotment Letter, duly completed, in due course.

The Company may also (in its absolute discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

A Qualifying Non-CREST Shareholder who makes a valid acceptance and payment in accordance with this paragraph (iii) is deemed to request that the New Shares to which they will become entitled be issued to them on the terms set out in this Prospectus and subject to the Memorandum and Articles.

The Company reserves the right to treat as invalid any acceptance or purported acceptance of the New Shares that appears to the Company to have been executed in, dispatched from or that provided an address for delivery of definitive share certificates for New Shares in the United States, Australia, Canada, Japan or South Africa unless the Company is satisfied that such action would not result in the contravention of any registration or other legal requirement in any jurisdiction.

***(iv) Payments***

All subscription monies must be in pounds sterling and must be made by cheque or banker's draft made payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only". Cheques or banker's

drafts must be drawn on a bank or building society or branch of a bank or building society in the UK or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner. All documents, cheques and banker's drafts sent through the post will be sent at the risk of the sender. Cheques drawn on most major high street banks and building societies in the UK will be satisfactory. Cheques or banker's drafts will be presented for payment upon receipt. The Company reserves the right to instruct Computershare Investor Services PLC to seek special clearance of cheques and banker's drafts to allow the Company to obtain full value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments ultimately will accrue for the benefit of the Company. It is a term of the Rights Issue, and returning the Provisional Allotment Letter with a remittance in the form of a cheque will constitute a warranty, that cheques shall be honoured on first presentation. The Company may elect to treat as invalid acceptances in respect of which cheques are not so honoured. All documents, cheques and banker's drafts sent through the post will be sent at the risk of the sender. Payments via CHAPS, BACS or electronic transfer will not be accepted.

If the New Shares have already been allotted to a Qualifying Non-CREST Shareholder prior to any payment not being so honoured or such acceptances being treated as invalid, the Company may (in its absolute discretion as to manner, timing and terms) make arrangements for the sale of such shares on behalf of such Qualifying Non-CREST Shareholders and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the same and of the expenses of the sale, including without limitation, any stamp duty or stamp duty reserve tax ("SDRT") payable on the transfer of such shares, and of all amounts payable by such Qualifying Non-CREST Shareholders pursuant to the provisions of this Part VII in respect of the acquisition of such shares) on behalf of such Qualifying Non-CREST Shareholders. Neither the Company nor the Banks nor any other person shall be responsible for, or have any liability for, any loss, expense or damage suffered by such Qualifying Non-CREST Shareholders as a result of any such action undertaken.

All enquiries in relation to Provisional Allotment Letters should be addressed to Computershare Investor Services PLC (telephone 0870 707 1417 (UK only) or +44 870 707 1417 (international calls)). The helpline is available between the hours of 8.30 a.m. and 5.30 p.m. (London Time) (9.30 a.m. and 6.30 p.m. Central European time) on Monday to Friday excluding public holidays in the UK.

### (c) Money Laundering Regulations

If the value of a Qualifying Non-CREST Shareholder's application exceeds £13,000 (the approximate equivalent of €15,000) (or is one of a series of linked applications, the aggregate value of which exceeds that amount), and such Shareholder either does not pay by a cheque drawn on an account in the Shareholder's own name and/or the account from which payment is to be made is not held within an institution that is authorised in the UK by the Financial Services Authority under the FSMA or that is an EU authorised credit institution, as defined in Article 1 of the Banking Consolidation Directive (2000/12/EC) as referred to in the verification of identity requirements of the Money Laundering Regulations, the Money Laundering Regulations will apply. Computershare Investor Services PLC is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the "applicant") including, without limitation, any person who appears to Computershare Investor Services PLC to be acting on behalf of some other person. Return of a Provisional Allotment Letter with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations will not be breached by the acceptance of the remittance and an undertaking by the applicant to provide promptly to Computershare Investor Services PLC such information as may be specified by Computershare Investor Services PLC as being required for the purpose of the Money Laundering Regulations. If the verification of identity requirements apply, failure to provide the necessary evidence of identity may result in the acceptance being treated as invalid or in delays in the dispatch of a receipted fully paid Provisional Allotment Letter or a share certificate. Pending the provision of evidence satisfactory to Computershare Investor Services PLC as to identity, Computershare Investor Services PLC may, after consultation with the Company and the Banks and having taken into account their comments and requests and without prejudice to any other rights of the Company, retain a Provisional Allotment Letter lodged by an applicant for New Shares and/or the cheque or banker's draft or other remittance relating to it and/or not enter the New Shares to which it relates on the register of members or issue any share certificate in respect of them.

If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid (without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence). In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The guidance below is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Computershare Investor Services PLC to require verification of identity as stated above):

(a) applicants are urged, if possible, to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or a banker's draft, the applicant should:

   (i) write the applicant's name and address on the back of the building society cheque, banker's draft or third party cheque and, in the case of an individual, record his date of birth against his name; and

   (ii) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp or endorsement to such effect.

If the cheque is drawn by a third party other than in accordance with paragraph 3(c)(a) above, both the applicant and the third party should ensure that one of the following documents is enclosed with the Provisional Allotment Letter: (aa) evidence of their respective names and addresses from an appropriate third party, for example recent original bills from a gas, electricity or telephone company, or (bb) a bank statement, in each case bearing the applicant's or the third party's name and address. Originals of such documents are required. Original documents will be returned by post at the applicant's own risk;

(b) if an application is delivered by hand, the applicant should ensure that he/she has with him/her evidence of identity bearing his photograph, for example, a valid full passport, together with evidence of his/her address;

(c) if the Provisional Allotment Letter is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti money-laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, the Russian Federation, Singapore, South Africa, Switzerland, Turkey, the United States of America and, by virtue of their membership of the Gulf Co-operation Council, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates), the agent should provide written confirmation with the Provisional Allotment Letter that it has that status and a written assurance that it has obtained and recorded evidence of the identity of the persons for whom it acts and that it will on demand make such evidence available to Computershare Investor Services PLC or the relevant authority.

In respect of any application by an applicant as agent for one or more persons and who is not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the application, Computershare Investor Services PLC is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Provisional Allotment Letter if they are a UK or EU regulated person or institution.

All enquiries in relation to the Provisional Allotment Letters should be addressed to Computershare on 0870 707 1417 (UK only) (+44 870 707 1417 if you are calling from outside the UK) between 8.30 a.m. and 5.30 p.m. Monday to Friday excluding public holidays in the UK. Computershare will not be able to provide advice on the merits of the Rights Issue or to provide legal, financial, tax or investment advice.

### (d) Dealings in Nil Paid Rights

Assuming that the Rights Issue becomes unconditional, dealings on the London Stock Exchange and the SIX in the Nil Paid Rights are expected to commence at 8.00 a.m. on 3 March 2009. A transfer of Nil Paid Rights can be made (in the case of Qualifying Non-CREST Shareholders) by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the Provisional Allotment Letter to the transferee. The

latest time and date for registration of renunciation of Provisional Allotment Letters, nil paid, is 11.00 a.m. on 17 March 2009.

### (e) Dealings in Fully Paid Rights

Following acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this Prospectus and the Provisional Allotment Letter and until close of business on the Closing Date, the Fully Paid Rights may be transferred by renunciation of the relevant fully paid Provisional Allotment Letter (following the procedure set out in paragraph 3(f) of this Part VII). The transferee will be required to complete Form Y on page 4 of the Provisional Allotment Letter and to lodge it for registration by post with Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol BS99 6AH or by hand only (during normal business hours) with Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, in each case so as to be received by not later than 11.00 a.m. on 17 March 2009. To be able to do this, Qualifying Non-CREST Shareholders will need to have their fully paid Provisional Allotment Letter returned to them after acceptance has been effected by Computershare Investor Services PLC. However, fully paid Provisional Allotment Letters will only be returned to Qualifying Non-CREST Shareholders if their return is requested by ticking Box 4 on page 1 of the Provisional Allotment Letter.

After 17 March 2009, the New Shares will be in registered form and transferable in the usual way.

### (f) Renunciation and splitting of Provisional Allotment Letters

Qualifying Non-CREST Shareholders who wish to transfer all (and not some only) of their Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment in favour of one person (or several persons as joint holders) by completing and signing Form X on page 4 of the Provisional Allotment Letter (if it is not already marked "Original Duly Renounced") and passing on the entire Provisional Allotment Letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, it will become a negotiable instrument in bearer form and the Nil Paid Rights or Fully Paid Rights (as appropriate) comprised in the Provisional Allotment Letter may be transferred by delivery of the Provisional Allotment Letter to the transferee. The latest time and date for registration of renunciation of Provisional Allotment Letters, fully paid, is 11.00 a.m. on 17 March 2009.

If a holder of a Provisional Allotment Letter wishes to have only some of the New Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights, or (if appropriate) Fully Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he or his agent must complete and sign Form X on page 4 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be delivered by post to Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol BS99 6AH or by hand only (during normal business hours) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, in each case so as to be received by not later than 3.00 p.m. on 13 March 2009, if not paid or if fully paid to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split Provisional Allotment Letter should be stated in an accompanying letter. Form X on page 4 of split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue.

Alternatively, Qualifying Non-CREST Shareholders who wish to take up some of their Nil Paid Rights, without transferring the remainder, should complete Form X on page 4 of the original Provisional Allotment Letter and return it by post to Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol BS99 6AH or by hand only (during normal business hours) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, together with a covering letter confirming the number of New Shares to be taken up and a cheque or banker's draft payable to "The Royal Bank of Scotland plc A/C Xstrata plc Rights Issue" and crossed "A/C payee only" for the appropriate amount to pay for this number of New Shares. In this case, the Provisional Allotment Letter and payment must be received by the Computershare Investor Services PLC by 11.00 a.m. on 17 March 2009.

The Company reserves the right to refuse to register any renunciation in favour of any person in respect of which the Company believes such renunciation may violate applicable legal or regulatory requirements including (without limitation) any renunciation in the name of any person with an address outside the UK.

**(g) Registration in names of persons other than Qualifying Shareholder(s) originally entitled**

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his agent(s) must complete Form Y on page 4 of the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to hold Fully Paid Rights in uncertificated form, in which case Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) must be completed — see paragraph 3(h) of this Part VII) and send the entire Provisional Allotment Letter, when fully paid, by post to Computershare Investor Services PLC, Corporate Actions Projects, The Pavilions, Bridgwater Road, Bristol BS99 6AH or by hand only (during normal business hours) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, in each case so as to be received by not later than 11.00 a.m. on 17 March 2009. Registration cannot be effected unless and until the New Shares comprised the Provisional Allotment Letter are fully paid.

The New Shares comprised in several renounced Provisional Allotment Letters may be registered in the name of one holder (or joint holders) if Form Y on page 4 of the Provisional Allotment Letter is completed on one Provisional Allotment Letter (the "Principal Letter") and all the Provisional Allotment Letters are lodged in one batch. Details of each Provisional Allotment Letter (including the Principal Letter) should be listed in the Consolidated Listing Form adjacent to Forms X and Y on page 4 of the Principal Letter and the allotment number of the Principal Letter should be entered in the space provided on each of the other Provisional Allotment Letters.

**(h) Deposit of Nil Paid Rights or Fully Paid Rights into CREST**

Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Subject as provided in the next following paragraph (or in the Provisional Allotment Letter), normal CREST procedures and timings apply in relation to any such conversion. Qualifying Shareholders are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear(s) on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CCSS. In addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS, and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. Shareholders wishing to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST must first apply for split Provisional Allotment Letters, bearing in mind the latest time for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letters into CREST. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. The Consolidated Listing Form on page 4 of the Provisional Allotment Letter must not be used.

A holder of the Nil Paid Rights or (if appropriate) the Fully Paid Rights represented by a Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights or (if appropriate) the Fully Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 17 March 2009. **In particular, having regard to normal processing times in CREST and on the part of Computershare Investor Services PLC, the latest recommended time for depositing a renounced Provisional Allotment Letter (with Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) duly completed), with the CCSS (in order to enable the person holding or acquiring (as appropriate)**

**the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 17 March 2009) is 3.00 p.m. on 12 March 2009.**

When Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) have been completed, the title to the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter will cease forthwith to be renouncable or transferable by delivery, and for the avoidance of doubt any entries in Form Y will not subsequently be recognised or acted upon by Computershare Investor Services PLC. All renunciations or transfers of the Nil Paid Rights or Fully Paid Rights must be effected through the CREST system once such Nil Paid Rights or Fully Paid Rights have been deposited into CREST.

CREST sponsored members should contact their CREST sponsor as only their CREST sponsor will be able to take the necessary action to take up the entitlement or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of the CREST sponsored member.

### (i) Issue of New Shares in definitive form

Definitive share certificates in respect of New Shares to be held in certificated form are expected to be dispatched to Qualifying Non-CREST Shareholders or their transferees who hold Fully Paid Rights in certificated form, as the case may be, by post by 25 March 2009 to persons entitled thereto, or in the case of joint holdings, to the first-named shareholder, at their registered address (unless lodging agent details have been completed on page 4 of the Provisional Allotment Letter). After dispatch of definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending dispatch of definitive share certificates, instruments of transfer will be certified by Computershare Investor Services PLC against the register, against lodgement of fully paid Provisional Allotment Letters and/or, in the case of renounced Provisional Allotment Letters, against the registration receipt, Form Y, bearing the stamp of Computershare Investor Services PLC.

## 4 Action to be taken by Qualifying CREST Shareholders in relation to Nil Paid Rights and Fully Paid Rights in CREST

### (a) General

Subject as provided in paragraph 7 of this Part VII in relation to certain Overseas Shareholders, each Qualifying CREST Shareholder is expected to receive a credit to his/her CREST stock account of his/her entitlement to Nil Paid Rights on 3 March 2009. It is expected that such rights will be enabled by 8.00 a.m. on 3 March 2009. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Shares held at the close of business on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights have been provisionally allotted.

The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If for any reason it is impracticable to credit the Nil Paid Rights to the stock accounts of Qualifying CREST Shareholders or to enable the Nil Paid Rights by 3 March 2009, Provisional Allotment Letters shall, unless the Company otherwise determines, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this Prospectus will be adjusted as appropriate. **References to dates and times in this Prospectus should be read as subject to any such adjustment.** The Company will make an appropriate announcement to a Regulatory Information Service approved by the UK Financial Services Authority giving details of the revised dates **but Qualifying CREST Shareholders may not receive any further written communication.**

**Qualifying Non-CREST Shareholders should note, however, that in January 2009 the FSA issued a Consultation Paper on whether the current 21 day minimum rights issue subscription period should be reduced to either 14 calendar days or 10 business days. In that Consultation Paper the FSA stated that it is consulting with a view to amending the Listing Rules in time for shorter rights issue subscription periods to be in place at the start of February 2009. The dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus are on the basis that the FSA amends the Listing Rules such that the current 21 day minimum rights issue subscription period is reduced. If the FSA has not amended the Listing Rules (such that the current 21 day minimum rights issue subscription period is reduced) two days**

**before the date of dispatch of Provisional Allotment Letters (which is expected to be on 2 March 2009), the dates set out in the expected timetable of principal events and mentioned throughout this Prospectus will change to reflect this. For example:**

**(i) the latest time and date for acceptance and payment in full would be expected to be 11.00 a.m. on 23 March 2009 rather than 11.00 a.m. on 17 March 2009;**

**(ii) the expected latest time and date for acceptance and payment in full with value date 23 March 2009 in respect of Nil Paid Rights attributable to Ordinary Shares held in the SIX SIS System would be expected to be 11.00 a.m. (12.00 noon Central European time) on 19 March 2009 rather than 11.00 a.m. (12.00 noon Central European time) on 13 March 2009; and**

**(iii) the expected date of Admission, Swiss Admission and commencement of dealings in New Shares, fully paid, on the London Stock Exchange and on the SIX and on which New Shares will be credited to CREST stock accounts (uncertificated holders only) would be expected to change from 18 March 2009 to 24 March 2009.**

**In such circumstances, Xstrata will publish a supplementary prospectus extending the offer period so that it complies with the current Listing Rules requirement, and setting out the revised times and dates. If any of the times and dates mentioned in this Part VII otherwise change, the revised times and/or dates will be notified by announcement through a Regulatory Information Service and to the SIX but Qualifying CREST Shareholders may not receive any further written communication. All times and dates mentioned in this Part VII should be read as being subject to such adjustment.**

**CREST members who wish to take up all or part of their entitlements in respect of, or otherwise to transfer all or part of their Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. Qualifying CREST Shareholders who are CREST sponsored members should consult their CREST sponsor if they wish to take up their entitlements as only their CREST sponsor will be able to take the necessary action to take up their entitlements or otherwise to deal with their Nil Paid Rights or Fully Paid Rights.**

**(b) Procedure for acceptance and payment**

***(i) Many-to-Many ("MTM") instructions***

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) an MTM instruction to Euroclear which, on its settlement, will have the following effect:

(a) the crediting of a stock account of Computershare Investor Services PLC under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(b) the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the real time gross settlement ("RTGS") payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of Computershare Investor Services PLC in pounds sterling in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in paragraph 4(a) above; and

(c) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in paragraph 4(a) above.

***(ii) Contents of MTM instructions***

The MTM instruction must be properly authenticated in accordance with Euroclear's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

- the number of Nil Paid Rights to which the acceptance relates;
- the participant ID of the accepting CREST member;

- the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;
- the participant ID of Computershare Investor Services PLC in its capacity as a CREST receiving agent, which is 3RA41;
- the member account ID of Computershare Investor Services PLC in its capacity as a CREST receiving agent, which is XSTRATA;
- the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction, which must be the same as the number of Nil Paid Rights to which the acceptance relates;
- the amount payable by means of the CREST assured payment arrangements on settlement of the MTM instruction, which must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates;
- the intended settlement date, which must be on or before 11.00 a.m. on 17 March 2009;
- the Nil Paid Rights ISIN which is GB00B3V2YR02;
- the Fully Paid Rights ISIN which is GB00B3V2YT26;
- the Corporate Action Number for the Rights Issue, which will be available by viewing the relevant corporate action details in CREST; and
- contact name and telephone number in the Shared Note Field.

***(iii) Valid acceptance***

An MTM instruction complying with each of the requirements as to authentication and contents set out in this paragraph 4(b) will constitute a valid acceptance where either:

(a) the MTM instruction settles by not later than 11.00 a.m. on 17 March 2009; or

(b) (i) the MTM instruction is received by Euroclear by not later than 11.00 a.m. on 17 March 2009; and

(ii) at the discretion of the Company (A) the MTM instruction is received by Euroclear by not later than 11.00 a.m. on 17 March 2009, (B) the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on 17 March 2009 and (C) the relevant MTM instruction settles by 2.00 p.m. on 17 March 2009 (or such later time and/or date as the Company may determine).

An MTM instruction will be treated as having been received by Euroclear for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual) at Euroclear of the network provider used by the CREST member (or by the CREST sponsored member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.

***(iv) Representations, warranties and undertakings of CREST members***

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with this paragraph 4(b) of this Part VII represents, warrants and undertakes to the Company that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 a.m. on 17 March 2009 and remains capable of settlement at all times after that until 2.00 p.m. on 17 March 2009 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that at 11.00 a.m. on 17 March 2009 and at all times thereafter until 2.00 p.m. on 17 March 2009 (or until such later time and date as the Company may determine), there will be sufficient headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

If there is insufficient headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account of a CREST member or a CREST sponsored member for such amount to be debited or

the CREST member's or CREST sponsored member's acceptance is otherwise treated as invalid and the New Shares have already been allotted to such CREST member or CREST sponsored member, the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST member or CREST sponsored member and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale, including without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by the CREST member or CREST sponsored member pursuant to the provisions of this Part VII in respect of the acquisition of such shares) on behalf of such CREST member or CREST sponsored member. Neither the Company nor the Banks nor any other persons shall be responsible for, or have any liability for, any loss, expense or damage suffered by the CREST member or CREST sponsored member as a result.

*(v) CREST procedures and timings*

**CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It will be the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 17 March 2009. In this connection CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.**

*(vi) CREST member's undertaking to pay*

A CREST member or CREST sponsored member, who makes a valid acceptance in accordance with the procedures set out in this paragraph 4(b) of this Part VII, (a) undertakes to pay to the Company, or procure the payment to the Company of, the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism (as defined in the CREST Manual) the creation of an RTGS settlement bank payment obligation in pounds sterling in favour of Computershare Investor Services PLC's RTGS settlement bank (as defined in the CREST Manual), in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to the Company the amount payable on acceptance), and (b) requests that the Fully Paid Rights and/or New Shares, to which they will become entitled be issued to them on the terms set out in this Prospectus and subject to the memorandum and articles of association of the Company.

If the payment obligations of the relevant CREST member in relation to such New Shares are not discharged in full and such New Shares have already been allotted to the CREST member or CREST sponsored member, the Banks may (in their absolute discretion as to the manner, timing and terms) sell them on behalf of the CREST member or CREST sponsored member and hold the proceeds of sale (net of expenses, including without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by the CREST member or CREST sponsored member pursuant to the provisions of this Part VII in respect of the acquisition of such shares) or an amount equal to the original payment of the CREST member or CREST sponsored member (whichever is lower) on trust for such CREST member or CREST sponsored member. Neither the Company nor any of the Banks nor any other persons shall be responsible for, or have any liability for, any loss, expense or damage suffered by the CREST member or CREST sponsored member as a result.

***(vii) Discretion as to rejection and validity of acceptances***

The Company may:

(a) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 4(b) of this Part VII. Where an acceptance is made as described in this paragraph 4(b) of this Part VII which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 17 March 2009 (or by such later time and date as the Company may determine), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance as described in this paragraph 4(b) of this Part VII, that there has been a

breach of the representations, warranties and undertakings set out or referred to in this paragraph 4(b) of this Part VII unless the Company is aware of any reason outside the control of the CREST members or CREST sponsor (as appropriate) concerned for the MTM instruction not to settle;

(b) with the agreement of the Banks (not to be unreasonably withheld or delayed), treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 4(b) of this Part VII;

(c) with the agreement of the Banks (not to be unreasonably withheld or delayed), accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

(d) with the agreement of the Banks (not to be unreasonably withheld or delayed), treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Computershare Investor Services PLC receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Computershare Investor Services PLC has received actual notice from Euroclear of any of the matters specified in Regulation 35(5)(a) of the CREST Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(e) with the agreement of the Banks (not to be unreasonably withheld or delayed), accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, if, for reasons or due to circumstances, outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Computershare Investor Services PLC in connection with CREST.

### (c) Money Laundering Regulations

In respect of any application relating to Nil Paid Rights held in CREST by an applicant who is acting as agent for one or more persons and who is not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Computershare Investor Services PLC is required to take reasonable measures to establish the identity of the person or persons (or the ultimate controller of such person or persons) on whose behalf the application is being made. Applicants making an application as agent should therefore contact Computershare Investor Services PLC before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Computershare Investor Services PLC any information Computershare Investor Services PLC may specify as being required for the purposes of the verification of identity requirements of the Money Laundering Regulations or the FSMA. Pending the provision of evidence satisfactory to Computershare Investor Services PLC as to identity, Computershare Investor Services PLC, having consulted with the Company and the Banks and having taken into account their comments and requests may take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Computershare Investor Services PLC will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of the Company and/or the Banks to take proceedings to recover any loss suffered as a result of failure by the applicant to provide satisfactory evidence.

### (d) Dealings in Nil Paid Rights in CREST

Assuming the Rights Issue becomes unconditional, dealings in the Nil Paid Rights on the London Stock Exchange and the SIX are expected to commence at 8.00 a.m. (London time) on 3 March 2009. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to

CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 17 March 2009.

### (e) Dealings in Fully Paid Rights in CREST

Following acceptance of the provisional allotment and payment in full (in whole or in part) in accordance with the provisions set out in this Prospectus, the Fully Paid Rights may be transferred (in whole or in part) by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 11.00 a.m. on 17 March 2009. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 17 March 2009.

After 17 March 2009, the New Shares will be registered in the name(s) of the person(s) entitled to them in the Company's register of members and will be transferable in the usual way (see paragraph 4(g) of this Part VII.

### (f) Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by Euroclear of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST is 4.30 p.m. on 11 March 2009, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights or Fully Paid Rights following the conversion into certificated form to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 17 March 2009.

Qualifying CREST Shareholders are recommended to refer to the CREST Manual for details of such procedures.

### (g) Issue of New Shares in CREST

Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 17 March 2009 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Shares will be issued in uncertificated form to those persons registered as holding such Fully Paid Rights in CREST at the close of business on that date. Computershare Investor Services PLC will instruct Euroclear to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to New Shares with effect from the next Business Day (expected to be 18 March 2009).

### (h) Right to allot/issue in certificated form

Despite any other provision of this Prospectus, the Company reserves the right to allot and to issue any Nil Paid Rights, Fully Paid Rights or New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or of a part of the facilities and/or systems operated by Computershare Investor Services PLC in connection with CREST.

## 5 Procedure in respect of rights not taken up (whether certificated or in CREST) and withdrawal rights

### (a) Procedure in respect of rights not taken up (whether certificated or in CREST)

If an entitlement to New Shares is not validly taken up by 11.00 a.m. on 17 March 2009 in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. Deutsche Bank and JPMorgan Cazenove will endeavour (as agents of the Company) to procure subscribers for all (or as many as possible) of those New Shares not taken up at a price per New Share of not less than the aggregate of the Issue Price (at which the New Shares will be subscribed) and the expenses of procuring such subscribers (including any applicable brokerage fees and commissions and amounts in respect of value added tax), such subscribers to be found as soon as reasonably practicable following the Closing Date and in any event by not later than the close of business on 19 March 2009 (or such later date as the Company and the Banks may agree).

Notwithstanding the above, if Deutsche Bank and JPMorgan Cazenove determine, having consulted with the Company, that it is unlikely that such subscribers can be procured at such price and by such time they may cease

to endeavour to procure any such subscribers. If and to the extent that Deutsche Bank and JPMorgan Cazenove are unable to procure subscribers on the basis outlined above, any New Shares underwritten by the Joint Underwriters and not taken up (for a description of the New Shares that are being underwritten by the Joint Underwriters see the summary of the Underwriting Agreements at paragraph 20 of Part IX — "Additional Information — Summary of the terms of the Underwriting Agreement) and for which subscribers are not procured will be severally but not jointly and severally subscribed for by the Joint Underwriters as principals pursuant to the Underwriting Agreement or by sub-underwriters procured by Deutsche Bank and JPMorgan Cazenove (if any), in each case, at the Issue Price.

It will be a term of such subscription that any premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any applicable brokerage fees and commissions and amounts in respect of value added tax) shall be paid (subject as provided in this paragraph 5 of this Part VII) to Computershare Investor Services PLC on trust:

(i) where the Nil Paid Rights were, at the time they lapsed, represented by a Provisional Allotment Letter, for the person whose name and address appeared on page 1 of the Provisional Allotment Letter;

(ii) where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST; and

(iii) to the extent not provided for above, where an entitlement to New Shares was not taken up by an Overseas Shareholder, to that Overseas Shareholder,

and Computershare Investor Services PLC shall account to such persons accordingly.

New Shares for which subscribers are procured on the basis set out above will be re-allotted to such subscribers and the aggregate of any premiums (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring such subscribers including any applicable brokerage fees and commissions and amounts in respect of value added tax), if any, will be paid (without interest) to those persons entitled (as referred to above) *pro rata* to the relevant lapsed provisional allotments, save that no payment will be made of amounts of less than £5.00, which amounts will be aggregated and be paid to the Company. Holdings of Ordinary Shares in certificated and uncertificated form will be treated as being held by different persons for these purposes.

Any transactions undertaken pursuant to this paragraph 5 of this Part VII shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of the Company, Deutsche Bank, JPMorgan Cazenove or any other person procuring subscribers shall be responsible or have any liability whatsoever for any loss or damage (whether actual or alleged) arising from the terms of or timing of any such acquisition, any decision not to endeavour to procure subscribers or the failure to procure subscribers on the basis described above. The Banks will be entitled to retain any brokerage fees, commissions or other benefits received in connection with these arrangements. Cheques for the amounts due will be sent by post, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of an assured payment obligation in favour of the relevant CREST member's (or CREST sponsored member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

Even if all the New Shares are not subscribed for (whether by Qualifying Shareholders, the Joint Underwriters or otherwise), those New Shares which have been taken up will be allotted to persons who have validly subscribed for New Shares if the Rights Issue becomes unconditional.

### (b) Withdrawal rights

Persons who have the right to withdraw their acceptances under Section 87Q(4) of the FSMA after a supplementary prospectus (if any) has been published and who wish to exercise such right of withdrawal must deposit a written notice of withdrawal (which shall not include a notice sent by facsimile or any other form of electronic communication), which must include the full name and address of the person wishing to exercise such right of withdrawal and, if such person is a CREST member, the participant ID and the member account ID of such CREST member, with Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE so as to be sent before (i) 10.00 a.m. on the working day after the Closing Date in the event that the time for settlement of acceptances within the CREST System has been extended by the Company with the consent of the Banks or (ii) the end of the period of 2 working days beginning with the first working day after the date on which the supplementary

prospectus was published. Notice of withdrawal of acceptance given by any other means or which is deposited with Computershare Investor Services PLC after the end of the periods specified above will be invalid. Furthermore, the exercise of withdrawal rights will not be permitted after payment by the relevant person of its subscription in full and the allotment of the New Shares to such person becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers.

Provisional allotments of entitlements to New Shares which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to New Shares will be subject to the provisions of paragraph 5(a) of this Part VII above as if the entitlement had not been validly taken up.

## 6 Taxation

Information on taxation in the UK, Switzerland and the US with regard to the Rights Issue is set out in paragraphs 17 to 19 of Part IX — "Additional Information — UK taxation", "Additional Information — Swiss taxation" and "Additional Information — US taxation" of this Prospectus. The information contained in paragraphs 17 to 19 of Part IX is intended only as a general guide to the current tax position in each of these jurisdictions and Qualifying Shareholders in these jurisdictions should consult their own tax advisers regarding the tax treatment of the Rights Issue in light of their own circumstances. **Shareholders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.**

## 7 Overseas Shareholders

This Prospectus has been approved by the FSA, being the competent authority in the United Kingdom. The Company has requested that the FSA provides a certificate of approval and a copy of this document to the relevant competent authority in Ireland, pursuant to the passporting provisions of FSMA.

Accordingly, the making of the proposed offer of New Shares to persons located or resident in or who have a registered address in countries other than the United Kingdom or Ireland may be affected by the law or regulatory requirements of the relevant jurisdiction. Any Shareholder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

### (a) General

**The making or acceptance of the proposed offer of New Shares to or by persons resident in, or who are citizens of, countries other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to subscribe for New Shares or otherwise deal in their rights to such New Shares.**

**It is the responsibility of any person (including, without limitation, custodians, nominees, agents and trustees) outside the United Kingdom wishing to subscribe for New Shares or otherwise deal in their rights to such New Shares to satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents which may be required, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this paragraph 7 are intended as a general guide only and any Qualifying Shareholder who is in doubt as to his position should consult his professional adviser without delay.**

**Subject to certain exceptions, receipt of this Prospectus and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in any jurisdiction other than the United Kingdom or Ireland and, accordingly, recipients of this Prospectus and/or a Provisional Allotment Letter in such jurisdictions must treat them as being sent for information only. No person receiving a copy of this Prospectus and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in any jurisdiction other than the United Kingdom or Ireland may treat the same as constituting an invitation or offer to him, nor should he in any event deal with the Nil Paid Rights or Fully Paid Rights unless, in the relevant jurisdiction, such an invitation or offer could lawfully be made to him or the Nil Paid Rights or Fully Paid Rights could lawfully be dealt with without contravention of any unfulfilled registration or other legal or regulatory requirements.**

Accordingly, persons (including, without limitation, custodians, nominees, agents and trustees) receiving a copy of this Prospectus and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same in or into any jurisdiction or transfer Nil Paid Rights or Fully Paid Rights to any person in, or citizen or resident of, any such jurisdiction (including, but not limited to, the United States) where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such jurisdiction, or by their agent or nominee, such person must not seek to take up the rights referred to in this Prospectus or the Provisional Allotment Letter or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST except under an express written agreement between him and the Company. Any person who does forward this Prospectus or a Provisional Allotment Letter into any such jurisdiction (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 7.

The Company reserves the right, but shall not be obliged, to treat as invalid any acceptance, or take up or purported acceptance or take up of the offer of New Shares, Nil Paid Rights or Fully Paid Rights which appears to the Company or its agents to have been executed, effected or dispatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if the Company believes or its agents believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of Provisional Allotment Letters, share certificates in, or if, in the case of a credit of New Shares in CREST, such credit is made to a CREST member or CREST sponsored member whose registered address is in the United States, Australia, Canada, Japan, South Africa or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such Provisional Allotment Letters or share certificates. The attention of Qualifying Shareholders with registered addresses in the United States, or persons who are citizens or residents of the United States, is drawn to paragraphs 7(c), 7(d) and 7(e) below, and the attention of Qualifying Shareholders with registered addresses in Australia, Canada, Japan or South Africa or persons who are citizens or residents of such jurisdictions, is drawn to paragraph 7(f) below.

New Shares will be provisionally allotted (nil paid) to all Qualifying Shareholders on the register on the Record Date, including Overseas Shareholders. However, Provisional Allotment Letters will not be sent to, and Nil Paid Rights will not be credited to CREST accounts of Qualifying Shareholders with registered addresses in the United States or Australia, Canada, Japan or South Africa or their agents or intermediaries, except that despite any other provision of this Prospectus or the Provisional Allotment Letter, the Company reserves the right to permit any Qualifying Shareholder to take up or deal in his rights if the Company in its sole and absolute discretion is satisfied, at any time prior to 11.00 a.m. on 17 March 2009, that the transaction in question is exempt from, or not subject to, the legislation or regulations giving rise to the restrictions in question.

Those Qualifying Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraph 3 of this Part VII (where Nil Paid Rights are represented by Provisional Allotment Letters) and paragraph 4 of this Part VII (where Nil Paid Rights are in CREST).

The provisions of paragraph 5(a) of this Part VII will apply generally to Overseas Shareholders who are unable to (or do not) take up New Shares provisionally allotted to them.

Specific restrictions relating to certain jurisdictions are set out below.

### (b) Offering restrictions relating to the United States

None of the Nil Paid Rights, the Fully Paid Rights or the New Shares has been or will be registered under the Securities Act, or under any relevant securities laws of any state or other jurisdiction of the United States, and, subject to certain exceptions, none may be offered, sold, exercised, renounced, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States.

Accordingly, subject as set out below, none of this Prospectus, nor any Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST constitutes an offer for, or an invitation to apply for, or an invitation to purchase or subscribe for, any Nil Paid Rights, Fully Paid Rights or New Shares in the United States, and no prospectus or any Provisional Allotment Letters will be sent to, or will be accepted for registration from, any Shareholders with registered addresses in the United States. Nil Paid Rights and Fully Paid Rights will not be credited to a stock account in CREST of Qualifying Shareholders with registered addresses in the United States and must not be transferred to any such Shareholders, as indicated in paragraph 8 below.

Notwithstanding the foregoing, the Company reserves the right to make the Nil Paid Rights, the Fully Paid Rights and the New Shares available to institutions in the United States that are reasonably believed to be "qualified institutional buyers" or "QIBs", in the sole discretion of the Company, in transactions that are exempt from registration under the Securities Act. Shareholders and beneficial owners in the United States will not be able to participate in the Rights Issue unless they meet the legal requirements needed to establish their eligibility to participate in the Rights Issue to the satisfaction of the Company, including making appropriate representations to that effect by completing an investor representation letter to the satisfaction of the Company in time to be able to lodge the Provisional Allotment Letter, together with the appropriate remittance for the full amount payable on acceptance, by no later than 11.00 a.m. on 17 March 2009, in the case of otherwise Qualifying Non-CREST Shareholders, or to send (or procure that their CREST Sponsor sends) a valid MTM instruction to Euroclear such that it settles in accordance with paragraph 4(6)(iii) above, in the case of an otherwise Qualifying CREST Shareholder. Qualifying Shareholders in the United States may, in any event, renounce a Provisional Allotment Letter or deal in Nil Paid Rights delivered or credited to the CREST stock account thereof, provided that such renunciation or dealing is in compliance with Rule 903 or 904 of Regulation S under the Securities Act.

Any person in the United States who obtains a copy of this Prospectus or a Provisional Allotment Letter and who is not a QIB is required to disregard them.

The New Shares not taken up by the Qualifying Shareholders pursuant to the Rights Issue, if any, may be offered in the United States to persons reasonably believed to be QIBs in transactions not subject to the registration requirements of the Securities Act. Such acquirers will need to meet the legal requirements needed to establish their eligibility to make such acquisition to the satisfaction of the Company, including making appropriate representations to that effect by completing an investor representation letter.

Potential acquirers of the Nil Paid Rights, the Fully Paid Rights and the New Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Nil Paid Rights, the Fully Paid Rights or the New Shares.

Prospective acquirers are hereby notified that sales of the Nil Paid Rights, the Fully Paid Rights and the New Shares may be made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Until 40 days after the commencement of the latter of the Rights Issue or the procurement of subscribers of those New Shares not taken up by the Joint Underwriters, an offer, sale or transfer of the Nil Paid Rights, the Fully Paid Rights or the New Shares within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

### (c) US transfer restrictions

The offering and delivery of the Nil Paid Rights to, and the offering and acquisition of the Fully Paid Rights or New Shares in the United States to and by, a limited number of persons reasonably believed to be QIBs will be made in reliance on an exemption from the registration requirements of the Securities Act. None of the Nil Paid Rights, Fully Paid Rights or New Shares offered hereby have been or will be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, none of such securities may be offered, sold, pledged, or otherwise transferred or delivered except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act or pursuant to an effective registration statement under the Securities Act.

Each acquirer of New Shares or Fully Paid Rights in the United States will be required to execute and deliver to the Company and/or one or more of its designees an investor letter in the appropriate form, setting forth certain restrictions and procedures regarding the New Shares and Fully Paid Rights, which will contain, amongst other things, the following representations, warranties, agreements and confirmations:

(i) it is an institution which (aa) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Fully Paid Rights and New Shares, and (bb) it and any accounts for which it is acting are each able to bear the economic risk of such investment, and are each able to sustain a complete loss of any investment in the Fully Paid Rights and New Shares;

(ii) prior to acquiring or taking up the Fully Paid Rights or the New Shares, it received and read a copy of this Prospectus, the investor letter and the documents and information incorporated by reference into this Prospectus and will have had access to financial and any other information regarding the Company and the Nil Paid Rights, the Fully Paid Rights and the New Shares as it has requested in connection with any investment decision to acquire the Fully Paid Rights and the New Shares. If the acquirer has had any queries regarding this acquisition or taking up of the Fully Paid Rights and the New Shares or the Company and its affairs or the terms of the Nil Paid Rights, the Fully Paid Rights or the New Shares, it has had the opportunity to and has asked these questions of and received answers satisfactory to it from the representatives of the Company. In making any acquisition or taking up of the Fully Paid Rights or the New Shares, it is relying on this Prospectus and not any other information or representation concerning the Company. It agrees that it has held and will hold this Prospectus and any Provisional Allotment Letter in confidence, it being understood that this Prospectus and any Provisional Allotment Letter that have been or will be received by the acquirer are solely for its use and that it has not duplicated, distributed, forwarded, transferred or otherwise transmitted this Prospectus, any Provisional Allotment Letter or any other presentational or other materials concerning the Rights Issue (including electronic copies thereof) to any persons within the United States, and agrees that such materials shall not be duplicated, distributed, forwarded, transferred or otherwise transmitted by it. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Fully Paid Rights and the New Shares;

(iii) it acknowledges that the Existing Shares are listed on the Official List, admitted to trading on the London Stock Exchange and admitted to listing on the SIX and that the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the Financial Services Authority and the London Stock Exchange (the "Exchange Information") and the SIX and that the acquirer is able to obtain or access such information without undue difficulty. It acknowledges that neither the Company nor any of its affiliates has made any representation to the acquirer with respect to the Company, other than the information contained in this Prospectus. It acknowledges that neither the Banks nor any of their affiliates have made any representation with respect to the Company, the Nil Paid Rights, the Fully Paid Rights or the New Shares. It understands that the Exchange Information has been prepared in accordance with UK format, style and content, which differs from US format, style and content;

(iv) it is a QIB within the meaning of Rule 144A under the Securities Act, and that if it is acquiring or taking up the Fully Paid Rights or the New Shares as a fiduciary or agent for one or more investor accounts, each such account is a QIB, it has investment discretion with respect to each such account, and has full power and authority to make, and does make, the acknowledgements, representations and agreements herein on behalf of each such account;

(v) it is a QIB who is acquiring or taking up the Fully Paid Rights and the New Shares for its own account (or the account of a QIB as to which it has full investment discretion) for investment purposes, and not with a view to distribution within the meaning of the US securities laws;

(vi) it understands and acknowledges that the Nil Paid Rights, the Fully Paid Rights and the New Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that the Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or any state securities laws. It agrees that the Nil Paid Rights, the Fully Paid Rights and the New Shares may not be reoffered, sold, pledged or otherwise transferred, and that it will not directly or indirectly reoffer, sell, pledge or otherwise transfer the Nil Paid Rights, the Fully Paid Rights or the New Shares, except (aa) in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act, (bb) to another QIB in accordance with Rule 144A under the Securities Act or (cc) with respect to the New Shares only, pursuant to Rule 144 under the Securities Act (if available); and that, in each case, such offer, sale, pledge or transfer must, and will, be made in accordance with any applicable securities laws of any state or other jurisdiction of the United States;

(vii) it understands that no representation has been, or will be, made by the Company or the Banks as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, pledge or transfer of the New Shares;

(viii) it understands that the Nil Paid Rights, the Fully Paid Rights and the New Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that, for so long as they remain "restricted

securities", they may not be deposited into any unrestricted depositary facility established or maintained by a depositary bank;

(ix) it acknowledges and agrees that if the New Shares are in certificated form, the certificates representing the New Shares will contain substantially the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE REOFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (I) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (II) TO A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, IN ACCORDANCE WITH RULE 144A OR (III) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE); AND THAT, IN EACH CASE, SUCH OFFER, SALE, PLEDGE OR TRANSFER MUST, AND WILL, BE MADE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE SECURITIES REPRESENTED HEREBY.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE COMPANY'S SECURITIES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK.";

(x) any information that it has hereto furnished to the Company with respect to its financial position is correct and complete in all material respects as of the date of this letter, and if there should be any material change in such information prior to the consummation of the transactions contemplated hereby, it will promptly furnish such revised or corrected information to the Company; and

(xi) it has not acquired or taken up the Fully Paid Rights or the New Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or as a result of any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

### (d) Procedures for exercising the Nil Paid Rights and Fully Paid Rights for QIBs in the United States

The procedure by which QIBs in the United States may exercise the Nil Paid Rights and the Fully Paid Rights depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

***(i) Action to be taken by Qualifying Non-CREST Shareholders who are QIBs in the United States (a "Qualifying Non-CREST QIB Shareholder")***

Qualifying Non-CREST QIB Shareholders (holding its Existing Shares in its own name) must deliver the investor letter in the appropriate form as described in paragraph 7(d) of this Part VII to the Company and Computershare Investor Services PLC, with a copy to the Banks. The Company and Computershare Investor Services PLC must receive such investor letters (by mail or by fax) on or before 3.00 p.m. (London time) on 11 March 2009. Upon receipt of such investor letter, a Provisional Allotment Letter will be sent to such Qualifying Non-CREST QIB Shareholder at the registered address shown on the Company's register of members.

If such Qualifying Non-CREST QIB Shareholder's Existing Shares are held on its behalf by a non-US nominee, no Provisional Allotment Letter will be sent to such shareholder. A Provisional Allotment Letter will already have been sent to such nominee. If this is the case, such Qualifying Non-CREST QIB Shareholder must (a) deliver an investor letter in the appropriate form as described in paragraph 7(d) of this Part VII to the Company and Computershare Investor Services PLC, with a copy to the Banks, (b) send a copy of such investor letter to its non-US nominee and instruct such nominee to contact Computershare Investor Services PLC, and (c) instruct its non-US nominee to complete the Provisional Allotment Letter on its behalf with respect to its entitlement to the Nil Paid Rights, Fully Paid Rights and the New Shares. The Company and such Shareholder's non-US nominee must receive (by mail or by fax) the investor letter on or before 3.00 p.m. (London time) on 12 March 2009.

If such Qualifying Non-CREST QIB Shareholder's Existing Shares are held on its behalf by a US nominee, no Provisional Allotment Letter will be sent to such Shareholder or to such nominee. If this is the case, such Qualifying Non-CREST QIB Shareholder must (a) return the investor letter in the appropriate form as described in paragraph 7(d) of this Part VII to the Company, Company and Computershare Investor Services PLC, with a copy to the Banks, (b) send a copy of such Investor Letter to its US nominee and instruct its US nominee to contact Computershare Investor Services PLC, and (c) instruct its US nominee to request from Computershare Investor Services PLC a Provisional Allotment Letter in respect of the number of Existing Shares held by such Shareholder. The Company and its US nominee must receive the investor letter (by mail or by fax) by 3.00 p.m. (London time) on 10 March 2009. Upon receipt of the investor letter and a request by its US nominee, a Provisional Allotment Letter will be sent to its US nominee. The Qualifying Non-CREST QIB Shareholder must then instruct its US nominee to complete the Provisional Allotment Letter on its behalf with respect to its entitlement to the Nil Paid Rights, Fully Paid Rights and the New Shares.

In all cases, completed Provisional Allotment Letters, together with payment in pounds sterling, should be delivered to Computershare Investor Services PLC, in accordance with paragraph 3(b) in this Part VII.

***(ii) Action to be taken by Qualifying CREST Shareholders who are QIBs in the United States (a "Qualifying CREST QIB Shareholder")***

Qualifying CREST QIB Shareholders (holding Existing Shares in its own name) must deliver an investor letter in the appropriate form as described in paragraph 7(d) of this Part VII to the Company and Computershare Investor Services PLC, with a copy to the Banks. The Company and Computershare Investor Services PLC must receive your investor letter (by mail or by fax) on or before 3.00 p.m. (London time) on 11 March 2009. Upon receipt of such investor letter, the Nil Paid Rights to which such Qualifying CREST QIB Shareholder is entitled will be credited to its CREST account.

If such Qualifying CREST QIB Shareholder's Existing Shares are held on its behalf by a non-US nominee, a copy of this Prospectus will already have been sent to such nominee and such Nil Paid Rights as are proportionate to the number of Existing Shares registered in its name and to which such Shareholder is beneficially entitled will have been credited to the CREST account of the non-US nominee. If this is the case, such Qualifying CREST QIB Shareholder must (a) deliver an investor letter in the appropriate form as described in paragraph 7(d) of this Part VII to the Company and Computershare Investor Services PLC, with a copy to the Banks, (b) send a copy of such investor letter to its non-US nominee and instruct such nominee to contact Computershare Investor Services PLC, and (c) instruct its non-US nominee to take up on its behalf all or part of its entitlement to the Nil Paid Rights and send the necessary documentation to Computershare Investor Services PLC in accordance with the paragraph 4(b) of this Part VII. The Company and such shareholder's non-US nominee must receive the investor letter (by mail or by fax) on or before 3.00 p.m. (London time) on 12 March 2009.

If such Qualifying CREST QIB Shareholder's Existing Shares are held on its behalf by a US nominee, no documents will be sent to such Shareholder or to such nominee and the Nil Paid Rights to which such Shareholder is entitled have not been credited to the CREST account of its US nominee. If this is the case, such Qualifying CREST QIB Shareholder must (a) deliver an investor letter in the appropriate form as described in paragraph 7(d) of this Part VII to the Company and Computershare Investor Services PLC, with a copy to the Banks, (b) send a copy of such investor letter to its US nominee and instruct such nominee to contact Computershare Investor Services PLC, and (c) instruct its US nominee to request that its CREST account be credited with the Nil Paid Rights to which such Shareholder is entitled and (iv) instruct its US nominee to take up on such Shareholder's behalf all or part of its entitlement to the Nil Paid Rights and send the necessary documentation to Computershare Investor Services PLC in accordance with paragraph 4(b) of this Part VII. The Company and such Shareholder's US nominee must receive the investor letter (by mail or by fax) (by mail or by fax) on or before 3.00 p.m. (London time) on 10 March 2009.

The Company and Computershare Investor Services PLC have the discretion to refuse to accept any Provisional Allotment Letter that is incomplete, unexecuted or not accompanied by an executed investor letter or any other required additional documentation.

***Australia, Canada, Japan and South Africa***

Due to restrictions under the securities laws of Australia, Canada, Japan and South Africa, subject to certain limited exceptions no copies of this Prospectus and no Provisional Allotment Letters will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, Qualifying Shareholders with registered addresses in, and the Nil

Paid Rights, the Fully Paid Rights and the New Shares may not be transferred or sold to or renounced or delivered in, any of those countries. Accordingly, no offer of Nil Paid Rights, Fully Paid Rights or New Shares will be made by way of this Prospectus or any Provisional Allotment Letter to Shareholders with registered addresses in, or to residents of any of, Australia, Canada, Japan or South Africa.

The provisions set out in paragraph 5(a) of this Part VII will apply to the rights of Qualifying Shareholders with registered addresses in Australia, Canada, Japan or South Africa that are not taken up.

#### (e) Overseas territories other than the United States, Australia, Canada, Japan and South Africa

Provisional Allotment Letters will be posted to Qualifying Non-CREST Shareholders other than, subject to certain limited exceptions, those Qualifying Non-CREST Shareholders who have registered addresses in the United States, Australia, Canada, Japan or South Africa and Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders other, subject to certain limited exceptions, than those Qualifying Shareholders who have registered addresses in the United States, Australia, Canada, Japan or South Africa. Such Qualifying Shareholders may, subject to the laws of their relevant jurisdiction, accept their rights under the Rights Issue in accordance with the instructions set out in this Prospectus and, in the case of Qualifying Non-CREST Shareholders only, the Provisional Allotment Letter. In cases where Overseas Shareholders do not take up Nil Paid Rights provisionally allotted to them, the provisions of paragraph 5 of this Part VII will apply.

Qualifying Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK or Ireland should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their Nil Paid Rights.

**If you are in any doubt as to your eligibility to accept the offer of New Shares or to deal with Nil Paid Rights or Fully Paid Rights, you should contact your professional adviser immediately.**

## 8 Representations and warranties relating to Overseas Shareholders

#### (a) Qualifying Non-CREST Shareholders

Any person accepting a Provisional Allotment Letter or requesting registration of the New Shares comprised therein represents and warrants to the Company and the Banks that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal or regulatory requirement in any jurisdiction, (a) such person is not accepting the Provisional Allotment Letter, or requesting registration of the relevant New Shares, from within the United States, Australia, Canada, Japan or South Africa, (b) such person is not in any territory in which it is unlawful to make or accept an offer to acquire New Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above at the time the instruction to accept was given, and (d) such person is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above. The Company may treat as invalid any acceptance or purported acceptance of the allotment of New Shares comprised in a Provisional Allotment Letter if it (a) appears to the Company or its agent to have been executed in or dispatched from the United States, Australia, Canada, Japan or South Africa or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in the United States, Australia, Canada, Japan or South Africa for delivery of definitive share certificates for New Shares, or credit to a CREST stock account of a CREST member or CREST sponsored member located in the United States, Australia, Canada, Japan or South Africa (or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates or credit such account), or (c) purports to exclude the warranty required by this paragraph.

#### (b) Qualifying CREST Shareholders

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 4 of this Part VII represents and warrants to the Company and the Banks that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within the United States, Australia, Canada, Japan or South Africa, (b) he is not in any territory in which it is unlawful to make or accept an

offer to acquire Fully Paid Rights or New Shares, (c) he is not accepting on a non-discretionary basis for a person located within the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above at the time the instruction to accept was given, and (d) he is not acquiring Fully Paid Rights or New Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of any such Fully Paid Rights or New Shares into the United States, Australia, Canada, Japan or South Africa or any territory referred to in (b) above. The Company reserves the right to reject any MTM instruction sent from the United States, Australia, Canada, Japan or South Africa or by a CREST member who is acting on a non-discretionary basis for the account or benefit of a person located within the United States, Australia, Canada, Japan or South Africa.

**The comments set out in paragraph 7 of this Part VII and this paragraph 8 are intended as a guide only and persons resident in, or who are citizens of, countries other than the United Kingdom should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.**

### (c) Waiver

The provisions of paragraphs 7 and 8 of this Part VII and of any other terms of the Rights Issue relating to Overseas Shareholders may be waived, varied or modified as regards specific Qualifying Shareholders or on a general basis by the Company in its absolute discretion. In particular, the Company may, at its absolute discretion, dispatch a Provisional Allotment Letter to a Non-CREST Shareholder or credit an entitlement to Nil Paid Rights to the CREST stock account of a Qualifying CREST Shareholder, in each case being a Qualifying Shareholder who is unable to or does not execute and return an investor letter in the appropriate form as described in paragraph 7(d) of this Part VII, upon the application of and pursuant to the written undertaking by such Qualifying Shareholder that it will not attempt (or procure) to take up the rights evidenced by the Provisional Allotment Letter or send a MTM instruction in respect of Nil Paid Rights and that such application is made only to effect a renunciation of the Provisional Allotment Letter or to effect a transfer of Nil Paid Rights by means of CREST, in each case in accordance with applicable law. Subject to this, the provisions of paragraphs 7 and 8 of this Part VII supersede any terms of the Rights Issue inconsistent herewith. References in paragraphs 7 and 8 of this Part VII to Qualifying Shareholders shall include references to the person or persons executing a Provisional Allotment Letter and in the event of more than one person executing a Provisional Allotment Letter, the provisions of paragraphs 7 and 8 of this Part VII shall apply to them jointly and to each of them.

## 9 Times and dates

The Company shall in its discretion and after consultation with its financial and legal advisers (and with the agreement of the Banks (not to be unreasonably withheld or delayed)) be entitled to amend the dates that Provisional Allotment Letters are dispatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this Prospectus. **In particular, Qualifying Shareholders should note that in January 2009 the FSA issued a Consultation Paper on whether the current 21 day minimum rights issue subscription period should be reduced to either 14 calendar days or 10 business days. In that Consultation Paper the FSA stated that it is consulting with a view to amending the Listing Rules in time for shorter rights issue subscription periods to be in place at the start of February 2009. If the FSA has not amended the Listing Rules (such that the current 21 day minimum rights issue subscription period is reduced) two days before the date of dispatch of Provisional Allotment Letters (which is expected to be on 2 March 2009), the dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus will change to reflect this. In such circumstances, Xstrata will publish a supplementary prospectus extending the offer period so that it complies with the current Listing Rules requirement, and setting out the revised times and dates.** In other circumstances, Xstrata shall notify the Financial Services Authority and a Regulatory Information Service and the SIX and, if appropriate, Shareholders but Qualifying Shareholders may not receive any further written communication. In particular, pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the latest time and date for acceptance and payment in full under the Rights Issue (or such later date as may be agreed between the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

## 10 General

All documents and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their respective agents, as appropriate) will be posted at their own risk.

## 11 Xstrata Share Schemes

In accordance with the rules of the Xstrata Share Schemes, the Directors may make adjustments to the terms of outstanding options and awards to take account of the issue of New Shares. Such adjustments will be made subject to the rules of the Xstrata Share Schemes. The Company will notify participants of any such adjustments in due course.

## 12 Dilution

If a Qualifying Shareholder does not take up his/her rights under the Rights Issue in full, such Qualifying Shareholder's holding will be diluted by 66⅔%.

## 13 Governing law

The terms and conditions of the Rights Issue as set out in this Prospectus and, where appropriate, in the Provisional Allotment Letter, and any non-contractual obligation related thereto, shall be governed by, and construed in accordance with, the laws of England and Wales.

## 14 Jurisdiction

The Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Rights Issue, this Prospectus or the Provisional Allotment Letter (including, without limitation, disputes relating to any non-contractual obligations arising out of or in connection with the Rights Issue, this Prospectus or the Provisional Allotment Letter). By accepting rights under the Rights Issue in accordance with the instructions set out in this Prospectus and, in the case of Qualifying Non-CREST Shareholders only, the Provisional Allotment Letter, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales (including, without limitation, disputes relating to any non-contractual obligations arising out of or in connection with the Rights Issue, this Prospectus or the Provisional Allotment Letter) and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

# Part VIII
# Principal Terms of the Proposed Acquisition

The description of the principal terms of the Proposed Acquisition set out in Part IV — "Principal Terms of the Proposed Acquisition" of the Circular is incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference".

# Part IX
# Additional Information

## 1 Responsibility

The Company and the Directors, whose names appear in Part VI — "Directors and Senior Management of Xstrata" of this Prospectus, accept responsibility for the information contained in this Prospectus. Having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

## 2 Incorporation and registered office

Xstrata plc was incorporated and registered in England and Wales under the name Glassdesk Limited on 31 December 2001 with registered number 4345939 as a private company with limited liability under the Companies Act 1985. By a written resolution passed on 9 February 2002, the Company resolved to change its name to Xstrata Limited. The change of name became effective on 18 February 2002. On 20 February 2002, the Company re-registered as a public limited company under the Companies Act 1985. The principal legislation under which the Company operates is the Companies Acts and the regulations made thereunder.

The Company's registered office is at 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, United Kingdom, telephone +44 20 7968 2800.

The Company's head office is at Bahnhofstrasse 2, 6301 Zug, Switzerland, telephone +41 41 726 6070, which is also the business address of the Directors.

## 3 Subsidiaries and corporate structure

### 3.1 Corporate structure

Xstrata AG, which was the predecessor of Xstrata plc, was established in Switzerland in 1926. On 25 March 2002, Xstrata plc merged with Xstrata AG to become the holding company of the Xstrata Group.

### 3.2 Significant subsidiary and associated undertakings of the Xstrata Group

The following table shows, as of 31 December 2008, the significant subsidiaries of the Xstrata Group and the associated undertakings of the Xstrata Group which Xstrata considers are likely to have a significant effect on the assessment of the Xstrata Group's assets and liabilities, financial position or profit and losses.

| Name | Percentage of ownership interest and voting power | Field of activity | Country of incorporation |
|---|---|---|---|
| **Significant subsidiaries** | | | |
| 1184760 Alberta Ltd | 100% | Holding company | Canada |
| Abelshore Pty Limited | 100% | Coal operations | Australia |
| African Carbon Producers (Pty) Limited | 100% | Char operations | South Africa |
| African Fine Carbon (Pty) Limited | 100% | Char operations | South Africa |
| Asturiana de Zinc, SA | 99.99% | Zinc smelter | Spain |
| AZSA Holdings Pty Limited | 100% | Holding company | Australia |
| Britannia Refined Metals Limited | 100% | Lead smelter | England and Wales |
| Char Technology (Pty) Limited | 100% | Char operations | South Africa |
| Coalex Holdings Pty Limited | 78% | Coal operations | Australia |
| Compañía Minera Xstrata Lomas Bayas | 100% | Copper operations | Chile |
| Cook Resources Mining Pty Limited | 100% | Coal operations | Australia |
| Cumnock No. 1 Colliery Pty Limited | 100% | Coal operations | Australia |
| Eland Platinum Holdings Ltd | 74% | Platinum operations | South Africa |
| Enex Foydell Pty Limited | 100% | Coal operations | Australia |
| Enex Liddell Pty Limited | 100% | Coal operations | Australia |
| Enex Oakbridge Pty Limited | 100% | Coal operations | Australia |
| Enex Togara Pty Limited | 100% | Coal project | Australia |
| Ernest Henry Mining Pty Limited | 100% | Copper operations | Australia |
| Falconbridge Dominicana C. por A. | 85% | Ferronickel operations | Dominican Republic |
| Falconbridge Nikkelverk Aktieselskap AS | 100% | Nickel refinery | Norway |
| Jonsha Pty Limited | 100% | Coal operations | Australia |
| McArthur River Mining Pty Limited | 100% | Zinc operations | Australia |
| MIM Process Technology South Africa (Pty) Limited | 100% | Technology operations | South Africa |
| Minera Alumbrera Limited | 50% | Copper operations | Antigua |

| Name | Percentage of ownership interest and voting power | Field of activity | Country of incorporation |
|---|---|---|---|
| Mount Isa Mines Limited | 100% | Copper, lead and zinc operations | Australia |
| Noranda Finance Holdings Inc. | 100% | Finance company | USA |
| Oceanic Coal Australia Pty Limited | 100% | Coal operations | Australia |
| Ravensworth Operations Pty Limited | 100% | Coal operations | Australia |
| Resource Pacific Pty Limited | 77.8% | Coal operations | Australia |
| Saxonvale Coal Pty Limited | 78% | Coal operations | Australia |
| Tahmoor Coal Pty Limited | 100% | Coal operations | Australia |
| Tavistock Collieries (Pty) Limited | 100% | Coal operations | South Africa |
| Tironimus AG | 100% | Holding company | Switzerland |
| Ulan Power Company Pty Limited | 100% | Feasibility projects | Australia |
| Xstrata (Schweiz) AG | 100% | Holding company | Switzerland |
| Xstrata Brasil Exploracao Mineral Ltda | 100% | Exploration | Brazil |
| Xstrata Canada Corporation | 100% | Copper, nickel and zinc operations | Canada |
| Xstrata Canada Financial Corp. | 100% | Finance company | Canada |
| Xstrata Canada Inc. | 100% | Holding company | Canada |
| Xstrata Capital Corporation A.V.V. | 100% | Finance company | Aruba |
| Xstrata Cerrejón Limited | 100% | Coal operations | Bermuda |
| Xstrata Coal Canada Limited | 100% | Holding company | Canada |
| Xstrata Coal Corporate Pty Limited | 100% | Management company | Australia |
| Xstrata Coal Holdings Pty Limited | 100% | Holding company | Australia |
| Xstrata Coal Investments Australia Limited | 100% | Holding company | Australia |
| Xstrata Coal Marketing AG | 100% | Marketing and trading | Switzerland |
| Xstrata Coal Pty Limited | 100% | Holding company | Australia |
| Xstrata Coal Queensland Pty Limited | 100% | Coal operations | Australia |
| Xstrata Coal South America Limited | 100% | Holding company | Bermuda |
| Xstrata Commodities Middle East DMCC | 100% | Marketing and metal sales company | United Arab Emirates |
| Xstrata Copper Chile S.A. | 100% | Copper smelter | Chile |
| Xstrata Finance (Canada) Limited | 100% | Finance company | Canada |
| Xstrata Finance (Dubai) Limited | 100% | Finance company | United Arab Emirates |
| Xstrata Holdings Pty Limited | 100% | Holding company | Australia |
| Xstrata International (Investments) Limited | 100% | Holding company | Bermuda |
| Xstrata Inversiones Chile Limitada | 100% | Holding company | Chile |
| Xstrata Mangoola Pty Limited | 100% | Coal projects | Australia |
| Xstrata Mt Owen Pty Limited | 100% | Coal operations | Australia |
| Xstrata Nickel Australasia Operations Pty. Ltd. | 100% | Operating company | Australia |
| Xstrata Nickel Australasia Pty. Ltd. | 100% | Holding/mining company | Australia |
| Xstrata Nickel International Limited | 100% | Nickel operations | Barbados |
| Xstrata Nickel International S.A. | 100% | Nickel procurement agent | Belgium |
| Xstrata Nickel Marketing S.A. | 100% | Nickel marketing | Belgium |
| Xstrata Nickel U.S. Inc. | 100% | Nickel marketing | USA |
| Xstrata Queensland Limited | 100% | Holding company | Australia |
| Xstrata Recycling Inc. | 100% | Copper recycling | USA |
| Xstrata South Africa (Pty) Limited | 100% | Holding company — coal, chrome, platinum and vanadium operations | South Africa |
| Xstrata South America Limited | 100% | Holding company | Cayman |
| Xstrata Technology Pty Limited | 100% | Technology operations | Australia |
| Xstrata Tintaya S.A. | 100% | Holding company | Peru |
| Xstrata Zinc GmbH | 100% | Zinc smelter | Germany |
| **Principal associated undertakings and principal joint ventures** | | | |
| ARM Coal (Pty) Limited | 49% | Coal operations | South Africa |
| Bulga Joint Venture | 68.25% beneficial interest/ 87.5% voting power | Coal operations | Australia |
| Cerrejón Joint Venture | 33.33% | Coal operations | Colombia |
| Compañía Minera Antamina S.A. | 33.75% | Copper and zinc operations | Peru |
| Compañía Minera Doña Ines de Collahuasi SCM | 44% | Copper operations | Chile |
| Cumnock Joint Venture | 90% | Coal operations | Australia |
| Foybrook Joint Venture | 67.5% | Coal operations | Australia |
| Goedgevonden Joint Venture | 73.99% beneficial interest/ 49% voting power | Coal operations | South Africa |
| Kagera Mining Company Limited | 50% | Nickel mining project | Tanzania |
| Kabanga Nickel Company Limited | 50% | Nickel mining project | Tanzania |
| Koniambo Nickel S.A.S. | 49% beneficial interest/ 50% voting power | Nickel mining project | New Caledonia |
| Liddell Joint Venture | 67.5% | Coal operations | Australia |
| Lonmin Plc | 24.7% | Platinum operations | England and Wales |

| Name | Percentage of ownership interest and voting power | Field of activity | Country of incorporation |
|---|---|---|---|
| Macquarie Coal Joint Venture | 80% | Coal operations | Australia |
| Merafe Pooling and Sharing Venture | 79.5% | Chrome operations | South Africa |
| Mototolo Holdings (Pty) Limited | 37% | Platinum operations | South Africa |
| Newcastle Coal Shippers Pty Limited | 37.1% | Coal terminal | Australia |
| Newlands, Collinsville, Abbot Point Joint Venture | 55% | Coal operations | Australia |
| Newpac Coal Joint Venture | 70% | Coal operations | Australia |
| Noranda Income Fund(1) | 25% | Zinc refinery | Canada |
| Oakbridge Pty Limited | 78% | Coal operations | Australia |
| Oaky Creek Coal Joint Venture | 55% | Coal operations | Australia |
| Port Kembla Coal Terminal Limited | 35.6% | Coal terminal | Australia |
| Ravensworth Coal Terminal Joint Venture | 73.57% | Coal operations | Australia |
| Ravensworth Underground Joint Venture | 70% | Coal operations | Australia |
| Richards Bay Coal Terminal Limited | 20.9% | Coal terminal | South Africa |
| Rolleston Pentland Wandoan Joint Venture | 75% | Coal operations | Australia |
| Togara North Joint Venture | 33.3% | Coal project | Australia |
| Ulan Coal Mines Limited | 90% | Coal operations | Australia |
| United Collieries Pty Limited | 95% | Coal operations | Australia |
| The Wallerawang Collieries Limited | 74.1% beneficial interest/ 95% voting power | Coal operations | Australia |

Note:

(1) Xstrata Canada Corporation holds a 25% interest in the Noranda Income Fund, a trust formed under the laws of Ontario, Canada, which indirectly owns a zinc processing facility in Valleyfield, Quebec.

## 4 Capitalisation and indebtedness

As at 31 December 2008, the unaudited gross capitalisation of the Xstrata Group calculated in accordance with IFRS was US$28,436 million. Of this amount, total shareholders' equity was US$10,974 million and total gross indebtedness was US$17,462 million. US$9,244 million of the gross indebtedness balance was non-current and guaranteed but unsecured. US$593 million of the gross indebtedness balance was current and guaranteed but unsecured. The current secured debt was US$25 million and the non-current secured debt was US$85 million. The current unsecured and unguaranteed debt was US$176 million and the non-current unsecured and unguaranteed debt was US$7,339 million. The Xstrata Group's unaudited net indebtedness position as at 31 December 2008 was US$16,306 million, being the Xstrata Group's gross indebtedness of US$17,462 million (US$794 million current debt and US$16,658 million non-current debt) offset by cash or cash equivalents of US$1,156 million. The Xstrata Group's unaudited net financial indebtedness position as at 31 December 2008 was US$16,306 million being the Xstrata Group's net indebtedness of US$16,306 million. There were no current financial receivables to offset this.

As at 31 December 2008, the unaudited total shareholders' equity of the Xstrata Group in accordance with IFRS was US$10,974 million (excluding the profit and loss reserve).

The following table sets out the unaudited total current debt, total non-current debt (excluding the current portion of long-term debt) of the Xstrata Group as at 31 December 2008 (calculated in accordance with IFRS) and capitalisation (calculated in accordance with IFRS) of the Xstrata Group as at 31 December 2008:

| | Unaudited IFRS at 31 December 2008 US$m |
|---|---|
| **Total current debt** | |
| Guaranteed and unsecured(1) | 593 |
| Secured(3) | 25 |
| Unguaranteed and unsecured | 176 |
| | **794** |

| | Unaudited IFRS at 31 December 2008 US$m |
|---|---|
| **Total non-current debt (excluding current portion of long-term debt)** | |
| Guaranteed and unsecured(2) | 9,244 |
| Secured(3) | 85 |
| Unguaranteed and unsecured | 7,339 |
| | **16,668** |
| **Total gross indebtedness** | **17,462** |

| | Unaudited IFRS at 31 December 2008 US$m |
|---|---|
| **Shareholders' equity** | |
| Issued share capital | 488 |
| Share premium | 10,308 |
| Own shares | (1,332) |
| Convertible borrowings — equity component | 56 |
| Other reserves | 1,454 |
| **Total shareholders' equity at 31 December 2008** | **10,974** |
| **Gross capitalisation at 31 December 2008** | **28,436** |

Notes:

(1) Relates to paper issued by Xstrata Finance Canada Limited of US$80m and capital market notes of US$513m which are guaranteed unsecured private placements in the United States.

(2) Relates to capital market notes which are guaranteed unsecured private placements in the United States and convertible bonds and convertible bond issue costs. For detailed information on the convertible bonds, see Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Liquidity reserves — Convertible borrowings".

(3) Relates to obligations under finance leases and hire purchase contracts.

The following table sets out the unaudited net financial indebtedness (calculated in accordance with IFRS) of the Xstrata Group as at 31 December 2008:

| | Unaudited IFRS at 31 December 2008 US$m |
|---|---|
| Cash and equivalents | 1,156 |
| Trading securities | — |
| **Liquidity** | **1,156** |
| **Current financial receivable** | — |
| Current bank debt(1) | 95 |
| Current portion of non-current debt(2) | 619 |
| Other current financial debt(3) | 80 |
| **Current financial debt** | **794** |
| **Net current financial indebtedness** | **(362)** |
| Non-current bank loans(4) | 6,974 |
| Bonds issued(5) | 9,244 |
| Other non-current loans(6) | 450 |
| **Non-current financial indebtedness** | **16,668** |
| **Net financial indebtedness** | **16,306** |

Notes:

(1) Includes bank overdrafts and bank loans.

(2) Includes finance leases, preference shares and capital market notes.

(3) Includes commercial paper.

(4) Includes syndicated loans.

(5) Includes capital market notes, preference shares and convertible bond.

(6) Includes finance leases and other loans.

For details of guarantees outstanding and contingent liabilities of the Xstrata Group as at 31 December 2008, see Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Contingent liabilities".

Save as disclosed above and excluding intra-group indebtedness and guarantees, at the close of business on 31 December 2008 no member of the Xstrata Group had any outstanding loan capital (including loan capital created but unissued), term loans or any other borrowings or indebtedness in the nature of borrowings, including indirect indebtedness, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase commitments, obligations under finance leases, guarantees or other contingent liabilities.

## 5 Equity Capital Management Programme

The Xstrata Group has in place an equity capital management programme ("ECMP"). Under the ECMP, up to 10% of the issued share capital of Xstrata can be purchased in the market by Batiss Investments Limited ("Batiss"), a Guernsey registered entity owned by a charitable trust, which is independent of the Xstrata Group.

### 5.1 Purchasing activity

As part of the ECMP, Batiss has entered into an option agreement with Xstrata Capital Corporation A.V.V. ("Xstrata Capital"), a wholly-owned subsidiary within the Xstrata Group, whereby Batiss grants to Xstrata Capital a right to require Batiss to sell the Ordinary Shares purchased to a third party (other than a subsidiary of Xstrata plc), as nominated by Xstrata Capital, at an exercise price of 1p per share.

Under the option agreement, Xstrata Capital pays Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the Ordinary Shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by Xstrata Capital for non-voting redeemable preference shares in Batiss, provides the funding for Batiss to acquire the Ordinary Shares in the market. These payments are sourced from the existing and future cash resources of Xstrata Capital.

Xstrata Capital is able to exercise its right under the option agreement for a period of six years from the date of each purchase. Batiss waives its right to receive dividends on Ordinary Shares which it holds from time to time.

During the financial year ended 31 December 2008, 6,920,000 million Ordinary Shares were purchased under the ECMP for US$508,691,372 million, bringing the total purchases under the ECMP to 31 December 2008 to 16,230,000 million Ordinary Shares (approximately 1.66% of Xstrata's issued ordinary share capital as at 31 December 2008) at an average cost of £36.85 per Ordinary Share for purchases during the financial year ended 31 December 2008. No Ordinary Shares were sold under the ECMP during that period. As at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus), Batiss held 16,230,000 Ordinary Shares.

### 5.2 Conduct and disclosure of purchases

Purchases of Ordinary Shares under the ECMP are made in the market at prices not exceeding 105% of the average middle-market closing price of the Ordinary Shares over the previous five days, as derived from the London Stock Exchange Daily Official List. The purchasing activity of Batiss is conducted and disclosed in keeping with existing regulation governing UK corporate share repurchases.

### 5.3 Future application of Ordinary Shares held by Batiss

Xstrata Capital intends that Ordinary Shares held by Batiss under the ECMP in the future will either be used by the Xstrata Group as a source of financing for future acquisitions or placed in the market. Batiss waives its right to receive any dividends on, and does not exercise voting rights attaching to, Ordinary Shares held by it from time to time.

If the Ordinary Shares price rises, Xstrata Capital would profit on a future placing to the extent that the price realised for the Ordinary Shares in the market exceeds the original market price paid plus associated funding costs.

Xstrata Capital and Xstrata will consider in the future whether any Ordinary Shares held by Batiss will be acquired by Xstrata. Any repurchase of Ordinary Shares by Xstrata would be subject to the approval of Shareholders and to appropriate clearance being obtained from the Swiss tax authorities.

The decision when to place the Ordinary Shares in the market, use the Ordinary Shares to assist the Xstrata Group in facilitating future transactions or to repurchase Ordinary Shares for cancellation will be considered in light of the Xstrata Group's funding requirements and capital structure at the time.

### 5.4 Accounting treatment

While Ordinary Shares are held by Batiss under the ECMP they are disregarded for the purposes of calculating earnings per Ordinary Share. Batiss is consolidated by Xstrata as a quasi-subsidiary, and Ordinary Shares held by it are accounted for as a deduction from shareholders' funds in Xstrata's consolidated balance sheet.

Where Ordinary Shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Xstrata Group, any gain or loss is taken directly to the Xstrata Group's reserves to the extent that the market value of the Ordinary Shares so disposed is above or below the cost of those Ordinary Shares. No gain or loss is recognised in Xstrata's consolidated profit and loss account.

If Ordinary Shares held by Batiss are repurchased and cancelled by Xstrata, this would be accounted for in Xstrata's consolidated financial statements as though it had occurred at the time of the purchase of the Ordinary Shares by Batiss.

## 6 New Shares

The New Shares which are the subject of the Rights Issue will be provisionally allotted (nil paid) to all Shareholders on the register on the Record Date by a resolution of a person duly authorised by a committee of the Board and created in accordance with the laws of England.

The New Shares will have the same rights in all respects as the Existing Shares (including the right to receive all dividends or other distributions declared after the date of the New Shares Issue). A summary of the rights of the Existing Shares is set out in paragraph 9 of this Part IX below.

Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 66⅔% following the New Shares Issue (assuming no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and the New Shares Issue).

The ISIN Code for the Nil Paid Rights is GB00B3V2YR02. The ISIN Code for the Fully Paid Rights is GB00B3V2YT26. The ISIN Code for the New Shares is GB0031411001. The Swiss Security Number for the Nil Paid Rights is 1986741.

The Nil Paid Rights and New Shares will be tradeable on the SIX in Swiss Francs. The Nil Paid Rights and New Shares will only be traded on the SIX in uncertificated form.

## 7 Share capital and securities convertible into share capital

### 7.1 Share capital upon implementation of the Rights Issue

The authorised, issued and fully paid share capital of Xstrata as at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) is as follows:

| | Authorised (number) | Authorised (amount) | Issued (number) | Issued (amount) |
|---|---|---|---|---|
| Ordinary Shares of US$0.50 each ...... | 1,500,000,000 | US$750,000,000 | 977,670,540 | US$488,835,270 |
| Non-Voting Deferred Shares of £1 each .. | 50,000 | £50,000 | 50,000 | £50,000 |
| Special Voting Share of US$0.50 ....... | 1 | US$0.50 | 1 | US$0.50 |

The authorised, issued and fully paid share capital of Xstrata immediately following the issue of the New Shares pursuant to the Rights Issue (assuming no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and such issue) would be as follows:

| | Authorised (number) | Authorised (amount) | Issued (number) | Issued (amount) |
|---|---|---|---|---|
| Ordinary Shares of US$0.50 each ...... | 4,500,000,000 | US$2,250,000,000 | 2,933,011,620 | US$1,466,505,810 |
| Non-Voting Deferred Shares of £1 each .. | 50,000 | £50,000 | 50,000 | £50,000 |
| Special Voting Share of US$0.50 ....... | 1 | US$0.50 | 1 | US$0.50 |

## 7.2 History of share capital

7.2.1 Xstrata was incorporated with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which one share was issued nil paid to Instant Companies Limited of 1 Mitchell Lane, Bristol BS1 6BU, UK, the subscriber to Xstrata's Memorandum.

7.2.2 The following alterations to the authorised and issued share capital of Xstrata have taken place and the following authorities have been granted to the directors of the Company under sections 80 and 95 of the Companies Act 1985, between the Company's incorporation and the date of this Prospectus:

(a) on 19 February 2002 the authorised share capital of the Company was increased to £50,000 by the creation of 49,000 ordinary shares of £1 each;

(b) at an extraordinary general meeting of the Company on 19 March 2002:

(i) the authorised share capital of the Company of £50,000, divided into 50,000 ordinary shares of £1 each, was re-designated as 50,000 Non-Voting Deferred Shares of £1 each;

(ii) the authorised share capital of the Company was increased to US$175,000,000.50 and £50,000 by the creation of 350,000,000 Ordinary Shares and one special voting share of US$0.50;

(iii) the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of US$166,140,650, such authority to expire on 19 March 2007 (unless previously revoked, varied or extended by the Company in general meeting); and

(iv) the directors of the Company were empowered pursuant to the section 80 authority described in paragraph (b)(iii) above to allot ordinary shares of the Company for cash until the conclusion of the next Annual General Meeting of the Company after admission in connection with the Xstrata IPO as if section 89 of the Companies Act 1985 did not apply to such allotment but limiting such power to certain specified matters in connection with the acquisitions of the Duiker Group and the Enex Group, the Xstrata Merger and the Xstrata IPO, the allotment of equity securities in connection with a rights issue and other allotments of equity securities up to an aggregate nominal amount of US$6,315,025;

(c) at the Annual General Meeting of the Company on 8 May 2003:

(i) the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to US$42,100,166 (equivalent to 84,200,333 Ordinary Shares); and

(ii) the power conferred on the directors of the Company by Article 15 of the Articles to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$6,315,025 (equivalent to 12,630,050 Ordinary Shares);

(d) at an extraordinary general meeting of the Company on 8 May 2003:

(i) the authorised share capital of the Company was increased conditional on admission of the nil paid rights in respect of the MIM Rights Issue becoming effective, from US$175 million to US$437.5 million by the creation of an additional 525 million Ordinary Shares;

(ii) subject to and conditional on admission of the nil paid rights in respect of the MIM Rights Issue becoming effective and in place of all existing powers, the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to (A) US$189,450,750 (equivalent to 378,901,500 Ordinary Shares) in connection with the MIM Rights Issue, and (B) otherwise than in connection with the MIM Rights Issue, US$104,197,912.50 (equivalent to 208,395,825 Ordinary Shares); and

(iii) subject to and conditional on admission of the Ordinary Shares in respect of the MIM Rights Issue becoming effective and in place of all existing powers, the power conferred on the directors of the Company by Article 15 of the Articles to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply was renewed for a period expiring on 9 May 2008 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$15,787,562.50 (equivalent to 31,575,125 Ordinary Shares);

(e) by resolution of a committee of the board of directors of the Company on 30 July 2003, as authorised by resolution of the board of directors of the Company passed at its meeting on 17 July 2003, the directors of the Company issued and allotted 39,317,027 new Ordinary Shares to holders of 2010 Convertible Bonds in respect of conversions of the relevant 2010 Convertible Bonds. The new Ordinary Shares issued and allotted as described above rank *pari passu* with the other Existing Shares, trade on the London Stock Exchange and the SIX and were listed on the Official List on 28 August 2003;

(f) at the Annual General Meeting of the Company held on 6 May 2004:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 6 May 2004 up to US$105,250,402 (equivalent to 210,500,804 Ordinary Shares); and

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 6 May 2004 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$15,787,560 (equivalent to 31,575,120 Ordinary Shares);

(g) by resolution of an Allotment Committee on 23 March 2005, as authorised by resolution of the board of directors of the Company passed at its meeting on 24 February 2005, the directors of the Company issued and allotted 1 million new Ordinary Shares to Kleinwort Benson (Channel Islands) Nominees Limited for the purposes of the Xstrata plc Employee Share Ownership Trust (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985, and within the provisions of sections 80(2) and 89(5) of the Companies Act 1985). The 1 million new Ordinary Shares rank *pari passu* with the other Existing Shares, trade on the London Stock Exchange and the SIX and were listed on the Official List on 8 April 2005;

(h) at the Annual General Meeting of the Company held on 9 May 2005:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the

Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 9 May 2005 up to US$105,250,402 (equivalent to 210,500,804 Ordinary Shares); and

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 9 May 2005 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$15,787,560 (equivalent to 31,575,120 Ordinary Shares);

(i) at the Annual General Meeting of the Company held on 9 May 2006:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 9 May 2006 up to US$108,477,815 (equivalent to 216,955,630 Ordinary Shares); and

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 9 May 2006 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$16,271,672 (equivalent to 32,543,344 Ordinary Shares);

(j) by resolution of a Placing Committee on 16 May 2006, as authorised by resolution of the board of directors of the Company passed at its meeting on 16 May 2006, the directors of the Company issued and allotted 32,543,344 new Ordinary Shares to placees for the purposes of the placing to institutional investors at 61,994,320 Ordinary Shares announced by the Company on 17 May 2006 consisting of 35,543,344 new Ordinary Shares which were issued by the Company and 29,450,976 Ordinary Shares held by Batiss and sold pursuant to the term at the ECMP ("2006 Placing"). The 32,543,344 new Ordinary Shares rank *pari passu* with the other Existing Shares, trade on the London Stock Exchange and the SIX and were listed on the Official List on 22 May 2006;

(k) at an extraordinary general meeting of the Company held on 30 June 2006:

(i) the authorised share capital of the Company was increased from US$437,500,000.50 and £50,000 to US$7,554,974,199.00 and £50,000 by the creation of an additional 14,234,948,397 Ordinary Shares;

(ii) the authority conferred on the directors of the Company by Article 14 of the Articles was renewed for a period expiring (unless previously renewed, varied or revoked) on 30 June 2011 and the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to (A) US$7 billion (equivalent to 14 billion Ordinary Shares) in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part any amount outstanding under the bridge facility provided under the Equity Bridge Facility Agreement dated 17 May 2006 between, amongst others, Xstrata (Schweiz) AG, Deutsche Bank and JPMorgan Chase in connection with the Xstrata Group's Acquisition of Xstrata Canada ("Equity Bridge Facility"), and (B) otherwise than in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part the Equity Bridge Facility, US$117,474,198.50 (equivalent to 234,948,397 Ordinary Shares); and

(iii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 30 June 2006 and for that period the directors of

the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$17,621,129.00 (equivalent to 35,242,258 Ordinary Shares);

(l) at the Annual General Meeting of the Company held on 8 May 2007:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 8 May 2007 up to US$161,663,784.50 (equivalent to 323,327,569 Ordinary Shares);

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities, as if section 89(1) of the Companies Act 1985 did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 8 May 2007 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$24,249,567.50 (equivalent to 48,499,135 Ordinary Shares); (iii) 13,609,948,397 of the authorised but unissued Ordinary Shares were cancelled pursuant to section 121(2)(e) of the Companies Act 1985 so as to diminish the authorised share capital of the Company from US$7,554,974,199.00 and £50,000 to US$750,000,000.50 and £50,000 divided into 1,500,000,000 Ordinary Shares, 50,000 non-voting deferred shares of £1 each and one special voting share of US$0.50;

(m) at the Annual General Meeting of the Company held on 6 May 2008:

(i) in place of all existing authorities and pursuant to the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities, the directors of the Company were authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after 6 May 2008 up to US$161,944,486.00 (equivalent to 323,888,972 Ordinary Shares); and

(ii) in place of all existing powers and pursuant to the power conferred on the directors of the Company by Article 15 of the Articles, the directors of the Company were authorised to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply for a period expiring at the end of the next Annual General Meeting of the Company after 6 May 2008 and for that period the directors of the Company were given power pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) up to US$24,291,673.00 (equivalent to 48,583,346 Ordinary Shares); and

(n) the following Rights Issue Resolutions relating, *inter alia,* to the Company's share capital are set out in the Circular and it is proposed that these Rights Issue Resolutions will be voted on at the EGM convened for 2 March 2009:

(i) the authorised share capital of the Company be increased from US$750,000,000.50 and £50,000 to US$2,250,000,000.50 and £50,000 by the creation of an additional 3,000,000,000 ordinary shares of US$0.50 each in the capital of the Company having the rights and privileges and being subject to the restrictions contained in the Articles and ranking pari passu in all respects with the existing ordinary shares of US$0.50 each in the capital of the Company;

(ii) the authority conferred on the directors of the Company by Article 14 of the Articles to allot relevant securities be renewed for a period expiring (unless previously renewed, varied or revoked) at the end of the next Annual General Meeting of the Company after the date on which the Resolution is passed and for that period the section 80 amount shall be (i) US$991,254,176 (equivalent to 1,982,508,352 ordinary shares of US$0.50 each in the capital of the Company) in connection with one or more issues of relevant securities under the Rights Issue, and (ii) in addition, US$493,363,149 (equivalent to 986,726,298 ordinary shares of US$0.50 each in the capital of the Company); and

(iii) in place of all existing powers, the power conferred on the directors of the Company by Article 15 of the Articles to allot equity securities, as if section 89(1) of the Companies Act 1985 did not apply, be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which the Resolution is passed and for that period the section 89 amount is US$74,004,472 (equivalent to 148,008,944 ordinary shares of US$0.50 each in the capital of the Company).

7.2.3 All issued Ordinary Shares are fully paid.

7.2.4 There are no treasury shares held by the Company as at the date of this Prospectus.

7.2.5 As at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) Kleinwort Benson (Channel Islands) Nominees Limited holds 5,074,064 Ordinary Shares on behalf of the Xstrata Share Schemes, representing approximately 0.52% of Xstrata's issued ordinary share capital at that date.

7.2.6 As at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) Batiss holds 16,230,000 Ordinary Shares pursuant to the ECMP. See paragraph 5 of this Part IX.

7.2.7 The Existing Shares are listed on the Official List of the Financial Services Authority, admitted to trading on the London Stock Exchange's main market for listed securities and admitted to listing on the SIX. The ISIN number of the Existing Shares is GB0031411001. The Swiss Security Number for the Existing Shares is 1 386 215.

### 7.3 Securities convertible into share capital

On 13 October 2006, Xstrata Capital issued US$375,000,000 4.00% guaranteed convertible bonds due 2017 (the "2017 Convertible Bonds"). As at 30 January 2009 (being the latest practicable date prior to publication of this Prospectus) US$374,900,000 of the 2017 Convertible Bonds remain outstanding. See paragraph 21.14 of this Part IX.

## 8 Auditors

The auditor of the Company for each of the financial years ended 31 December 2005, 31 December 2006 and 31 December 2007 was Ernst & Young LLP, of 1 More London Place, London SE1 2AF, United Kingdom, which is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales.

The auditor of Falconbridge for the financial year ended 31 December 2005 was Ernst & Young LLP (Canada), of Ernst & Young Tower, 222 Bay Street Toronto, Ontario M5K 1J7, which is registered to carry out audit work as a participating firm with the Canadian Public Accountability Board.

## 9 Summary of the memorandum and articles of association of the Company and mandatory takeover bids, squeeze-out and sell-out rules

### 9.1 Memorandum of association

The memorandum of association of Xstrata provides that its principal object is to carry on the business of a holding company. The objects of Xstrata are set out in full in clause 4 of its memorandum of association which is available for inspection at the address specified in paragraph 30 of this Part IX.

### 9.2 Articles of association

(a) The articles of association of Xstrata were adopted pursuant to a special resolution of Xstrata passed on 6 May 2008 and came into effect on 1 October 2008.

(b) The Articles have been drafted so that certain rights that are inalienable under Swiss law and that holders of ordinary bearer shares in the capital of Xstrata AG with a nominal value of 10 Swiss Francs ("Xstrata AG Shares") enjoyed prior to the merger with Xstrata plc are preserved in the Company subject to the following arrangements. Under English law the Articles can always be amended by a special resolution (requiring a 75% majority of those present and voting, in person or by proxy). Consequently, a special voting share has been created which carries weighted voting rights sufficient to defeat any resolution which would amend certain of the Articles ("Entrenched Rights Actions"). The holder of the special voting share, The Law Debenture Trust Corporation p.l.c. (the "trustee company"), has agreed under a voting agreement with the

Company (the "Voting Agreement"), to exercise its votes to vote against (and so defeat) any resolution to amend or remove an Entrenched Rights Action except in limited circumstances as described in paragraph 9.14 of this Part IX. This structure has the effect of entrenching certain rights into the Articles.

(c) These rights include the following:

(i) the right not to have changes made to the Articles which would cause a member to cease to be a member or take away a member's rights to speak and vote at general meetings, to be paid a dividend if one is declared and to receive liquidation proceeds on a winding up;

(ii) the right of shareholders to requisition a general meeting (if they hold Ordinary Shares whose nominal value is equivalent to CHF1 million or more);

(iii) the right to at least 20 clear days' notice of all shareholder meetings;

(iv) the right to have satellite general meetings in Switzerland if the general meeting is not held in Switzerland;

(v) the right of members to appoint directors and alternate directors;

(vi) the right not to have membership withdrawn by consolidation of share capital;

(vii) a provision in a proxy appointment includes the right to demand a poll and confers the right to speak at a meeting;

(viii) the right to inspect records;

(ix) the right to a special examination of the transactions and other matters affecting shareholder rights; and

(x) a provision requiring the publication of notices relating to the Company in the Swiss Commercial Gazette and at least one leading Swiss newspaper.

**9.3 Share rights**

(a) Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board may determine.

(b) Subject to the Articles and to the Companies Acts, and without prejudice to any rights attaching to any existing shares or class of shares, the Board may issue any shares which are to be redeemed, or which at the option of the Company or the holder are liable to be redeemed. The unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the Board.

**9.4 Voting rights**

(a) Subject to the rights and restrictions attached to any class of shares:

(i) on a show of hands, every member present in person or by proxy has one vote (save that neither the holder of the special voting share nor any holder of deferred share(s) shall be entitled to vote) and a proxy appointed by a member on behalf of such member's shareholding shall also have one vote;

(ii) on a poll:

(A) every member present in person or by proxy (except the holder of the special voting share and any holder of the deferred shares) shall have:

(i) one vote for each fully paid share; and

(ii) for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion of the amount paid up on the total issue price of that share;

(B) the holder of the special voting share shall, on an Entrenched Rights Action, have enough votes to defeat the resolution but, on all other decisions, shall have no votes; and

(C) the holders of the deferred shares shall not be entitled to vote.

(iii) unless the Board determines otherwise, a member who has been served with a direction notice after failure (whether by such member or by another person) to provide the Company with information concerning interests in those shares required to be provided under the Companies Act, shall (for so long as the information is not supplied and for up to 14 days thereafter) not be entitled to vote in respect of the shares in relation to which the information has not been supplied.

### 9.5 Dividends and other distributions

(a) Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. The dividend shall be paid according to the amounts paid on shares in respect of which the dividend is paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid on the share. The special voting share and the deferred shares shall not carry the right to receive a dividend.

(b) Subject to the provisions of the Companies Acts, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution.

(c) The Board may also pay at intervals determined by it any dividend at a fixed rate if it appears to the Board that the profits available for distribution justify the payment. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

(d) No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

(e) The Board may withhold payment from a person of any dividend in respect of shares in the Company if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

(f) Except as otherwise provided by the rights attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares during any portion of the period in respect of which the dividend is paid.

(g) The Board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

(h) Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

(i) Except as provided by the rights and restrictions attached to any class of shares (as to which see paragraph 9.7 below), the holders of the Company's shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

### 9.6 Variation of rights

Except as set out in paragraphs 9.2 and 9.14 in the case of an Entrenched Rights Action and subject to the provisions of the Companies Acts, rights attached to any class of shares may be varied or abrogated in such manner (if any) as may be provided by those rights, or in the absence of any provision, either with the written consent of the holders of

not less than three-fourths in nominal value of the issued shares of that class, or the sanction of a special resolution passed at a separate general meeting of the holders of those shares.

### 9.7 Rights of holders of deferred shares

The holders of deferred shares shall not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the Ordinary Shares, the nominal amount paid up on the special voting share plus the payment of £100,000 per Ordinary Share. The Company has irrevocable authority to appoint any person to execute on behalf of the holders of any deferred shares a transfer of and/or an agreement to transfer the deferred shares to such persons as the Company may determine as custodian of the shares and/or purchase or cancel the deferred shares (in accordance with the provisions of the Companies Acts) in any such case for not more than £1 for each share being transferred, purchased or cancelled to be paid to the registered relevant holder of the shares without obtaining the sanction of the holder or holders of the deferred shares for such a transfer and/or acquisition and, pending such transfer and/or acquisition, to retain the certificate for such deferred shares. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act 1985) at a price not exceeding £1 for each share redeemed to be paid to the relevant registered holdings of the shares. The Company must provide the holders of the deferred shares with not less than 28 days' notice in writing of its intention to do so, fixing a time and place for the redemption.

### 9.8 Transfer of shares

(a) A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form, which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

(b) The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in shares of that class in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

- (i) is lodged, duly stamped (if stampable), with the Company and (except where the shares are registered in the name of a recognised person (as defined in the Articles) and no certificate shall have been issued therefor) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require;
- (ii) is in respect of one class of share only; and
- (iii) is in favour of not more than four persons.

(c) The Board may refuse to register a transfer of shares in the Company by a person if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a direction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts, unless (i) the transfer is an approved transfer (as defined in the Articles), (ii) the relevant member is not himself in default as regards supplying the information required and certifies that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or the transfer of the shares is required to be registered by the CREST Regulations.

(d) Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with the Company or the instruction to transfer shares was received by the Company from the Operator of a Relevant System (in each case, as defined in the CREST Regulations), as the case may be.

(e) No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

(f) Shares may be transferred by means of a Relevant System, including the Relevant System of which Euroclear is the Operator (in each case, as defined in the CREST Regulations).

(g) The Board shall decline to register any transfer of the special voting share except where permitted in accordance with the Voting Agreement in place between the Company and the holder of the special voting share. The Voting Agreement is described in paragraph 9.14 below.

(h) Save as provided above or as required by the Companies Acts or other applicable law, the Company shall not impose restrictions on the transfer of shares.

### 9.9 Alteration of share capital

The Company may from time to time by ordinary resolution increase, consolidate and divide or, subject to the Companies Acts, subdivide its share capital. The Company may by ordinary resolution also cancel any shares which have not, at the date of the resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

### 9.10 General meetings

All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

The Board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts.

In addition to the rights granted to members under section 314 of the Companies Act (to have members' resolutions circulated), the Company shall on the requisition in writing of a member or members holding a number of ordinary shares whose total nominal value (based on prevailing exchange rates at the time such a request is made) is not less than the equivalent of CHF1 million and, at the expense of the requisitionists, give to members of the Company entitled to receive notice of general meetings notice of any resolution which may properly be moved and is intended to be moved at an annual general meeting by such requisitionists. The Company is not bound to give notice of a resolution unless a copy of the requisition signed by the requisitionists is deposited at the registered office of the Company not less than six weeks before the relevant annual general meeting.

Subject to the provisions of the Companies Acts and the Articles, each member of the Company is entitled to attend a general meeting. The Board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. If a general meeting is not held in Switzerland then arrangements will be made for a satellite meeting place in Switzerland.

### 9.11 Special voting share

The special voting share does not carry a right to receive dividends, has rights to vote in certain circumstances and carries a right to no more than the amount of capital paid up on such a share in the event of liquidation. As noted below, the special voting share carries enough votes to defeat any resolution deemed to be an Entrenched Rights Action. The special voting share will be redeemable by the Company on termination of the Voting Agreement.

### 9.12 Entrenched Rights Actions

If the Company proposes to take an Entrenched Rights Action, such action shall require approval by a special resolution passed at a general meeting. The holders of the Ordinary Shares and the holder of the special voting share are entitled to vote as a single class on a poll. On such a resolution, the holder of the special voting share shall have sufficient votes to defeat the resolution. Entrenched Rights Actions are described in paragraph 9.2 above.

### 9.13 Mandatory takeover bids, squeeze-out and sell-out rules

As of 20 May 2006, the City Code applies to the Company and, other than as provided by the Companies Acts and the City Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and/or sell-out rules in relation to the Ordinary Shares.

### 9.14 The Voting Agreement

The Voting Agreement provides that the trustee company will vote against any Entrenched Rights Actions unless:

(a) in the opinion of counsel such resolutions can be passed without derogating in any material respect from the rights which the former Xstrata AG shareholders would enjoy if the shares in the Company were shares in a company incorporated in Switzerland; or

(b) in the opinion of counsel such resolutions would be permitted in relation to a merger between a Swiss corporation (Aktiengesellschaft) and an English plc under Swiss law and practice then in force and applicable, were the merger to take place at the time of the proposed resolutions; or

(c) the Company has certified to the trustee company that after having invited all shareholders to object, no shareholder has objected to the adoption of the resolution or has voted against it.

The Voting Agreement is terminable and may be amended under certain limited circumstances including in circumstances broadly comparable to those mentioned in paragraphs 9.14(a) and (b) above.

### 9.15 Directors

#### *(a) Appointment of directors*

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two. Directors may only be appointed by Xstrata by ordinary resolution and not by the board of directors.

#### *(b) No share qualification*

A director shall not be required to hold any shares in the capital of Xstrata by way of qualification.

#### *(c) Retirement of directors by rotation*

At every annual general meeting of Xstrata, one-third of the directors or if their number is not three or a multiple of three, the number nearest to one-third, but at least one, will retire by rotation. The directors to retire will be those who have been longest in office. Any director who has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment shall retire at the annual general meeting. As between those who were appointed or re-appointed on the same day, those to retire will be (unless they otherwise agree) determined by lot. A retiring director shall be eligible for re-election.

#### *(d) Remuneration of directors*

(i) The emoluments of any director holding executive office for his services as such shall be determined by the board of directors, and may be of any description.

(ii) The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £1 million per annum or such higher amount as Xstrata may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board of directors. In addition, any director who does not hold executive office and who performs services, which in the opinion of the board of directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the board of directors may determine.

(iii) In addition to any remuneration to which the directors are entitled under the Articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their

attendance at meetings of the board of directors or committees of the board of directors, general meetings or separate meetings of the holders of any class of shares or of debentures of Xstrata or otherwise in connection with the discharge of their duties.

(iv) The board of directors may provide benefits, whether by the payment of gratuities or pensions, insurance or otherwise, for any past or present director or employee of Xstrata or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

***(e) Power of the board of directors to approve conflicts of interests***

Subject to the provisions of the Companies Acts, the board may authorise any matter proposed to it in accordance with the Articles which would, if not so authorised, involve a breach of duty by a director under section 175 of the Companies Act, including, without limitation, any matter which relates to a situation in which a director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of Xstrata.

Any such authorisation will be effective only if:

(i) any requirement as to quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

The board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted.

The board may vary or terminate any such authorisation at any time.

Where the existence of a director's relationship with another person has been approved by the board and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the director shall not be in breach of the general duties he owes to Xstrata by virtue of the Companies Acts because he:

(i) absents himself from meetings of the board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(ii) makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by Xstrata and/or for such documents and information to be received and read by a professional adviser,

for so long as such conflict of interest (or possible conflict of interest) subsists.

***(f) Permitted interests of directors***

Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board of directors the nature and extent of any material interest of his, a director notwithstanding his office:

(i) may be a party to, or otherwise interested in, any transaction or arrangement with Xstrata or in which Xstrata is otherwise directly or indirectly interested;

(ii) may act by himself or his firm in a professional capacity for Xstrata (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(iii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which Xstrata is otherwise directly or indirectly interested; and

(iv) shall not, by reason of his office, be accountable to Xstrata for any benefit which he derives from any such office or employment, or from any such transaction or arrangement, or from any interest in any such body corporate:

(A) the acceptance, entry into or existence of which has been approved by the board in accordance with the provisions described in paragraph 9.15(e) above (subject, in any case, to any limits or conditions to which such approval was subject); or

(B) which he is permitted to hold or enter into by virtue of paragraph (i), (ii) or (iii) above,

nor shall the receipt of such remuneration or other benefit constitute a breach of his duty as a director, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Xstrata is also subject to the additional requirements applicable to transactions with related parties imposed by the Listing Rules. This may result in a transaction or arrangement referred to in sub-paragraph (i) above requiring, amongst other things, shareholder approval.

### *(g) Restrictions on voting*

Except as otherwise provided in the Articles, a director shall not vote at a meeting of the board of directors or a committee of the board of directors on any resolution of the board of directors concerning a matter in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, unless his interest arises only because the resolution concerns one or more of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, Xstrata or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of Xstrata or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of Xstrata or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 820 to 825 of the Companies Act) representing 1% or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for such purpose to be a material interest in all circumstances);

(v) a contract, arrangement, transaction or proposal for the benefit of employees of Xstrata or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi) a contract, arrangement, transaction or proposal concerning any insurance which Xstrata is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

Xstrata may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

### *(h) Borrowing powers*

The board of directors may exercise all the powers of Xstrata to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of Xstrata or of any third party. There is no requirement on the directors to restrict the borrowings of Xstrata or its subsidiaries.

### *(i) Indemnity of directors*

Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that such person shall not be entitled to such indemnification to the extent that it would cause the relevant provision of the Articles providing for such indemnification, or any element of it, to be treated as void under the Companies Act 1985 or otherwise under the Companies Acts.

### *(j) Electronic communications*

Unless otherwise provided by the Articles, any notice or document sent by Xstrata pursuant to the Companies Acts or its articles may be sent in electronic form to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

# 10 Directors', Senior Executives' and other interests

## 10.1 Directors' and Senior Executives' interests

The interests of the Directors and Senior Executives in the share capital of the Company (all of which are beneficial unless otherwise stated), including the interests of persons connected with the Directors and/or Senior Executives for the purposes of section 252 of the Companies Act, as notified to the Company pursuant to rule 3.1.2R of the Disclosure and Transparency Rules, at the date of this Prospectus, and following the New Shares Issue, including as a percentage of the Enlarged Share Capital (assuming full take up by the Directors and Senior Executives of their entitlements under the Rights Issue, no options granted under the Xstrata Share Schemes and no conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and the New Shares Issue), are as follows:

| Name | Ordinary Shares beneficially held at the date of this Prospectus No. | % | Ordinary Shares beneficially held immediately following the New Shares Issue No. | % |
|---|---|---|---|---|
| **Executives** | | | | |
| Mick Davis | 414,489 | 0.042 | 1,243,467 | 0.042 |
| Trevor Reid | 53,763 | 0.005 | 161,289 | 0.005 |
| Santiago Zaldumbide | Nil | — | Nil | — |
| **Non-executives** | | | | |
| Willy Strothotte | Nil | — | Nil | — |
| Ivan Glasenberg | Nil | — | Nil | — |
| Paul Hazen | 238,213 | 0.024 | 714,639 | 0.024 |
| Claude Lamoureux | 9,000 | 0.001 | 27,000 | 0.001 |
| Robert MacDonnell | 304,560 | 0.031 | 913,680 | 0.031 |
| Sir Steve Robson CB | Nil | — | Nil | — |
| David Rough | 12,999 | 0.001 | 38,997 | 0.001 |
| Ian Strachan | 14,366 | 0.001 | 43,098 | 0.001 |
| **Senior Executives** | | | | |
| Peter Freyberg | Nil | — | Nil | — |
| Benny Levene | Nil | — | Nil | — |
| Thras Moraitis | 11,514 | 0.001 | 34,542 | 0.001 |
| Peet Nienaber | 84,147 | 0.009 | 252,441 | 0.009 |
| Ian Pearce | 3,949 | 0.000 | 11,847 | 0.000 |
| Charlie Sartain | Nil | — | Nil | — |

The Directors and the Senior Executives have the same voting rights as all other Shareholders.

Details of the Directors' and the Senior Executives' non-beneficial interests in Ordinary Shares subject to options and awards are set out below:

Options over Ordinary Shares that have been granted to Directors and the Senior Executives for no consideration under the following Xstrata Share Schemes:

| | Scheme | Number of Ordinary Shares over which options granted as at 30 January 2009 | Exercise price | Exercisable between |
|---|---|---|---|---|
| Mick Davis | Service Contract | 496,997 | £3.839 | 01/10/2005 – 1/10/2012 |
| | Service Contract | 496,997 | £4.224 | 01/10/2006 – 1/10/2013 |
| | Xstrata Long Term Incentive Plan[1] | 374,516 | £3.222 | 01/03/2006 – 01/10/2013 |
| | Xstrata Long Term Incentive Plan[1] | 770,482 | £6.579 | 06/03/2007 – 04/03/2014 |
| Trevor Reid | Xstrata Long Term Incentive Plan[1] | 175,952 | £6.579 | 06/04/2007 – 04/03/2014 |
| | Xstrata Long Term Incentive Plan[1] | 214,647 | £9.488 | 26/03/2008 – 11/03/2015 |
| | Xstrata Long Term Incentive Plan[1] | 133,357 | £15.369 | 10/03/2009 – 10/03/2016 |
| | Xstrata Long Term Incentive Plan[1] | 104,413 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan[1] | 106,058 | £35.36 | 04/04/2011 – 04/04/2018 |
| Santiago Zaldumbide | Xstrata Long Term Incentive Plan | 132,614 | £15.369 | 10/03/2009 – 10/03/2016 |
| | Xstrata Long Term Incentive Plan | 102,424 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan | 100,871 | £35.36 | 04/04/2011 – 04/04/2018 |

| | Scheme | Number of Ordinary Shares over which options granted as at 30 January 2009 | Exercise price | Exercisable between |
|---|---|---|---|---|
| Peter Freyberg | Xstrata Long Term Incentive Plan | 44,117 | £15.369 | 10/03/2009 – 10/03/2016 |
| | Xstrata Long Term Incentive Plan | 44,920 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan | 43,659 | £35.36 | 04/04/2011 – 04/04/2018 |
| Benny Levene | Xstrata Long Term Incentive Plan | 45,724 | £9.488 | 26/03/2008 – 11/03/2015 |
| | Xstrata Long Term Incentive Plan[1] | 41,366 | £15.369 | 10/03/2009 – 10/03/2016 |
| | Xstrata Long Term Incentive Plan | 43,368 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan | 47,752 | £35.36 | 04/04/2011 – 04/04/2018 |
| Thras Moraitis | Xstrata Long Term Incentive Plan | 43,453 | £15.369 | 10/03/2009 – 10/03/2016 |
| | Xstrata Long Term Incentive Plan | 46,214 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan | 54,264 | £35.36 | 04/04/2011 – 04/04/2018 |
| Peet Nienaber | Xstrata Long Term Incentive Plan | 108,003 | £9.488 | 26/03/2008 – 11/03/2008 |
| | Xstrata Long Term Incentive Plan | 62,638 | £15.369 | 10/03/2009 – 10/03/2016 |
| | Xstrata Long Term Incentive Plan | 39,066 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan | 35,385 | £35.36 | 04/04/2011 – 04/04/2018 |
| Ian W. Pearce | Xstrata Long Term Incentive Plan | 59,783 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan | 57,519 | £37.07 | 04/04/2011 – 04/04/2018 |
| Charlie Sartain | Xstrata Long Term Incentive Plan | 95,122 | £15.369 | 10/03/2009 – 10/03/2016 |
| | Xstrata Long Term Incentive Plan | 68,616 | £24.0014 | 15/03/2010 – 15/03/2017 |
| | Xstrata Long Term Incentive Plan | 73,756 | £35.36 | 04/04/2011 – 04/04/2018 |

Note:

(1) These options may be settled in cash at the discretion of the Remuneration Committee.

Rights to receive Ordinary Shares that have been granted to Directors and the Senior Executives for no consideration under the following Xstrata Share Schemes:

| | Scheme | Number of Shares as at 30 January 2009 | Vesting Date |
|---|---|---|---|
| Mick Davis | Xstrata AVP — 2005 cycle phase 1 — 1 year deferral[1] | 641,273 | 09/05/2009 |
| | Xstrata AVP — 2005 cycle phase 1 — 2 year deferral[1] | 641,273 | 09/05/2010 |
| | Bonus Plan | 41,664 | 26/02/2009 |
| | Bonus Plan | 31,109 | 26/02/2009 |
| | Bonus Plan | 31,109 | 26/02/2010 |
| Trevor Reid | Bonus Plan | 19,611 | 26/02/2009 |
| | Bonus Plan | 14,509 | 26/02/2009 |
| | Bonus Plan | 14,509 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan | 40,006 | 10/03/2009 |
| | Xstrata Long Term Incentive Plan | 31,324 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan | 31,817 | 04/04/2011 |
| Santiago Zaldumbide | Bonus Plan | 23,185 | 26/02/2009 |
| | Bonus Plan | 18,762 | 26/02/2009 |
| | Bonus Plan | 18,762 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan | 39,784 | 10/03/2009 |
| | Xstrata Long Term Incentive Plan | 30,727 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan | 30,261 | 04/04/2011 |
| Peter Freyberg | Bonus Plan | 8,529 | 26/02/2009 |
| | Bonus Plan | 4,265 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan | 13,235 | 10/03/2009 |
| | Xstrata Long Term Incentive Plan | 13,476 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan | 13,098 | 04/04/2011 |
| Benny Levene | Bonus Plan | 9,329 | 26/02/2009 |
| | Xstrata Long Term Incentive Plan[2] | 12,409 | 10/03/2009 |
| | Bonus Plan | 9,329 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan | 13,010 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan | 14,326 | 04/04/2011 |
| Thras Moraitis | Bonus Plan | 9,898 | 26/02/2009 |
| | Bonus Plan | 9,898 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan | 13,036 | 10/03/2009 |
| | Xstrata Long Term Incentive Plan | 13,864 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan | 16,279 | 04/04/2011 |

| | Scheme | Number of Shares as at 30 January 2009 | Vesting Date |
|---|---|---|---|
| Peet Nienaber | Bonus Plan | 9,050 | 26/02/2009 |
| | Bonus Plan | 6,159 | 26/02/2009 |
| | Bonus Plan | 6,159 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan | 18,791 | 10/03/2009 |
| | Xstrata Long Term Incentive Plan | 11,720 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan | 10,616 | 04/04/2011 |
| Ian W. Pearce | Bonus Plan | 10,779 | 26/02/2009 |
| | Bonus Plan | 10,779 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan[2] | 17,935 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan[2] | 17,256 | 04/04/2011 |
| Charlie Sartain | Bonus Plan | 15,430 | 26/02/2009 |
| | Bonus Plan | 14,409 | 26/02/2009 |
| | Bonus Plan | 14,409 | 26/02/2010 |
| | Xstrata Long Term Incentive Plan | 28,536 | 10/03/2009 |
| | Xstrata Long Term Incentive Plan | 20,585 | 15/03/2010 |
| | Xstrata Long Term Incentive Plan | 22,127 | 04/04/2011 |

Notes:

(1) These deferred elements of the Xstrata AVP may be settled in shares or cash. On 9 May 2008, £53,489,537 was paid in respect of the cash settlement of Phase 1 of the Xstrata AVP 2005 Plan Cycle. The award was in respect of the performance period from 9 May 2005 to 9 May 2008. During that period, Xstrata's total shareholder return (TSR) was 404.26%, representing an outperformance of 166.1% over TSR performance of 238.16% for the Xstrata TSR Index of global mining companies.

(2) These awards may be realised by individuals within a period of 7 years following the vesting date.

If the Xstrata Directors consider it appropriate in the circumstances, outstanding options and awards may be adjusted to take account of the New Share Issue. Such adjustments will be made subject to the rules of the Xstrata Share Schemes. Shareholder approval is not required for any adjustments.

### 10.2 Directors' and Senior Executives' conflicts of interest

Mr. Strothotte and Mr. Glasenberg are Directors nominated by Glencore International. Therefore, potential conflicts of interest may arise between the duties owed by such Directors to the Company and their duties to Glencore. The Relationship Agreement between the Company and Glencore International regulates the ongoing relationship between the Company and Glencore, as described in Part II — "Information on the Xstrata Group — Relationship with major Shareholder". In particular, under the Relationship Agreement, directors of Xstrata nominated by Glencore International are not permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Company's board of directors to approve any aspect of Xstrata's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore.

Directors and Senior Executives have notified the board of all their directorships and other interests. It is not considered that any of these, other than as discussed above could result in a conflict of their duties to the company. There are no other potential conflicts of interests between any duties to the Company of the Directors and the Senior Executives and their private interests and/or other duties.

See also paragraph 9.15(e) of this Part IX for a description of the provisions in the Company's Articles relating to the power of the Company's board of directors to approve conflicts of interest.

### 10.3 Interests of Glencore and other major Shareholders

As at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus), notifications had been received of the following interests in 3% or more of Xstrata's issued ordinary share capital:

| *Shareholder* | Number of Ordinary Shares | Percentage of issued ordinary share capital |
|---|---|---|
| Finges Investment BV[1] | 336,801,333 | 34.45% |
| Capital Research and Management | 51,492,225 | 5.27% |
| AXA S.A. | 41,225,636 | 4.22% |
| Legal & General Group plc | 29,999,246 | 3.07% |

Note:

(1) The voting rights comprised in this interest are directly controlled by Finges Investment BV, a wholly-owned subsidiary of Glencore International. Xstrata understands that a substantial portion of this holding is subject to collateral or similar arrangements related to the provision of finance to Glencore.

Insofar as is known to Xstrata, immediately following the New Share Issue the interests of those persons set out above and the amount of such persons' interests, including as a percentage of the Enlarged Share Capital (assuming full take up by such persons of their entitlements under the Rights Issue and no options granted under the Xstrata Share Schemes or conversion rights under the 2017 Convertible Bonds are exercised between 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and such issue) will be:

| *Shareholder* | **Number of Ordinary Shares** | **Percentage of Enlarged Share Capital** |
|---|---|---|
| Finges Investment BV[(1)] | 1,010,403,999 | 34.45% |
| Capital Research and Management | 154,476,675 | 5.27% |
| AXA S.A. | 123,676,908 | 4.22% |
| Legal & General Group plc | 89,997,738 | 3.07% |

Note:

(1) The voting rights comprised in this interest are directly controlled by Finges Investment BV, a wholly-owned subsidiary of Glencore International. Xstrata understands that a substantial portion of this holding is subject to collateral or similar arrangements related to the provision of finance to Glencore.

Save as disclosed above, the Xstrata Directors are not aware of any person who as at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus), directly or indirectly, has a holding which exceeds the threshold of 3% or more of the total voting rights attaching to the issued ordinary share capital of the Company. The figures above do not take account of interests in the voting rights of the Company of any existing Shareholder or third party (other than Glencore) who buys Existing Shares before the Record Date and who, as a result, acquires an interest in the total voting rights attaching to 3% or more of the issued ordinary share capital of the Company.

Save as disclosed above, as at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus), the Company was not aware of any person or persons who directly, indirectly, jointly or severally, exercise or could exercise control over the Company nor is it aware of any arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.

None of the Company's major shareholders has, or will have, different voting rights attached to the Ordinary Shares they hold.

## 10.4 Other directorships and partnerships

The Directors and Senior Executives of Xstrata hold or have held in the past five years the following directorships, in addition to their directorships of Xstrata Group companies, and are or were members of the following partnerships:

| **Name of Director/Senior Executive** | **Position** | **Company/partnership** |
|---|---|---|
| Willy Strothotte | Director | Century Aluminium Corporation |
| | | Glencore (Asia) AG |
| | | Glencore Espana, S.A. |
| | | Glencore (Europe) AG |
| | | Glencore (Far East) AG |
| | | Glencore Holding AG |
| | | Glencore Investment AG |
| | | Glencore L.T.E. AG |
| | | Glencore Minera AG |
| | | Glencore Mining AG |
| | | Glencore Oil Projects AG |
| | | Glencore Singapore Pte. Ltd. |
| | | Glencore (South East Asia) AG |

| Name of Director/Senior Executive | Position | Company/partnership |
|---|---|---|
| | | Glencore Trading AG |
| | | Glencore UK Ltd |
| | | Glencore AG |
| | | Glencore Canada Inc |
| | | Glencore International AG |
| | | Glencore Investments BV |
| | | KKR Financial Holdings LLC |
| | | Minara Resources Limited |
| Mick Davis | Director | None |
| Trevor Reid | Director | None |
| Santiago Zaldumbide | Director | Air Products and Chemicals, Inc. |
| | | ThyssenKrupp SA |
| Ivan Glasenberg | Director | Glencobar AG |
| | | Glencore Espana, S.A. |
| | | Glencore Financial Services AG |
| | | Glencore AG |
| | | Glencore (Asia) AG |
| | | Glencore Asia Limited |
| | | Glencore (Far East) AG |
| | | Glencore Holding AG |
| | | Glencore International AG |
| | | Glencore L.T.E. AG |
| | | Glencore Trading AG |
| | | Minara Resources Limited |
| | | United Company Rusal Ltd |
| Paul Hazen | Director | Accel-KKR |
| | | Alias Systems Corporation(1) |
| | | Horny Toad Activewear, Inc |
| | | KKR Financial Corporation |
| | | KSL Capital Partners |
| | | KSL Recreation |
| | | Prosper Marketplace, Inc |
| | | Safeway Inc |
| | | Vodafone Group Plc(1) |
| | | Willis Group Holdings Ltd(1) |
| Claude Lamoureux | Director | Atrium Innovations |
| | | Canadian Coalition for Good Governance(1) |
| | | Canadian Institute for Advanced Research |
| | | Cordiant Capital |
| | | Domtar Inc.(1) |
| | | Finch Asset Management Inc.(1) |
| | | Foundation for Investors Rights |
| | | Glass Lewis |
| | | Golden Apple Income Inc.(1) |
| | | The Investor Education Fund |
| | | The Learning Partnership |
| | | Maple Leaf Foods |
| | | Northumbrian Water Group plc |
| | | St Michael Hospital |
| | | York University Foundation |
| Robert MacDonnell | Director | RIM AIR (1) |
| | | RIMSKI, Inc |
| | | Round Pond, Inc |
| | | Safeway Inc |
| | | US Natural Resources, Inc.(1) |
| Sir Steve Robson CB | Director | JPMorgan Cazenove Holdings |

| Name of Director/Senior Executive | Position | Company/partnership |
|---|---|---|
| | | National Westminster Bank plc |
| | | Partnerships UK plc[1] |
| | | The Royal Bank of Scotland plc |
| | | The Royal Bank of Scotland Group plc |
| David Rough | Director | BBA Aviation plc[1] |
| | | BBA Group plc[1] |
| | | Brown Shipley & Co Ltd |
| | | EMAP plc[1] |
| | | Friends Provident plc |
| | | KBL Investment Funds Limited |
| | | Land Securities Group plc |
| | | Land Securities Capital Markets plc |
| | | LS Property Finance Company Limited |
| | | Mithras Investment Trust plc[1] |
| | | Mithras Investments Limited [1] |
| Ian Strachan | Director | Caithness Petroleum Ltd |
| | | Harsco Corporation[1] |
| | | Instinet Group Inc[1] |
| | | Johnson Matthey plc |
| | | Reuters Group plc[1] |
| | | Rolls Royce plc |
| | | Rolls Royce Group plc |
| | | Transocean Inc. |
| Peter Freyberg | Chief Executive, Xstrata Coal | Richards Bay Coal Terminal[1] |
| Benny Levene | Chief Legal Counsel, Xstrata | None |
| Thras Moraitis | Executive General Manager, Group Strategy and Corporate Affairs | None |
| Peet Nienaber | Chief Executive, Xstrata Alloys | CMN Boerdery (Pty) Limited[1] |
| | | Mushlendow (Pty) Limited [1] |
| | | Neltobi (Pty) Limited[1] |
| | | Perske Beleggings (Pty) Limited[1] |
| | | Silicon Technology Pty Limited[1] |
| | | Vanniecor Boerdery Beleggings (Pty) Limited[1] |
| Ian W. Pearce | Chief Executive, Xstrata Nickel | None |
| Charlie Sartain | Chief Executive, Xstrata Copper | None |

Note:

(1) Position no longer held

### 10.5 Other information relating to the Directors and the Senior Executives

Details of the Directors and Senior Executives of Xstrata, their business addresses and their functions are set out in Part VI — "Directors and Senior Management of Xstrata". The Directors comprise all of the members of the administrative, supervisory or management bodies of Xstrata.

At the date of this Prospectus none of the Directors or Senior Executives:

(a) except as set out in this Prospectus, has been a member of the administrative, management or supervisory bodies or partner at any time in the previous five years of any company or partnership, or is still a member of the administrative, management or supervisory bodies or partner of any company or partnership;

(b) has any convictions in relation to fraudulent offences incurred during the previous five years;

(c) whilst Director or Senior Executive has been associated with any bankruptcies, receiverships or liquidations whilst acting as Director or Senior Executive during the previous five years;

(d) has been subject to any official public incrimination and/or sanction by a statutory or regulatory authority (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer during the previous five years; or

(e) has any family relationship with any other Director or Senior Executive.

## 11 Directors' service agreements and letters of appointment

### 11.1 Mr. Davis and Mr. Reid

Mr. Davis and Mr. Reid have employment agreements with Xstrata Services (UK) Limited ("Xstrata SL"), which are terminable by either party on twelve months' notice, but their services as Chief Executive and Chief Financial Officer, respectively, are provided to Xstrata under a secondment agreement entered into between Xstrata and Xstrata SL on 19 March 2002. Each of Mr. Davis and Mr. Reid are seconded to Xstrata for a fixed term of two years thereafter renewable by Xstrata for further periods of two years. The secondment agreements of Mr. Davis and Mr. Reid were most recently renewed for the two-year period commencing on 19 March 2008 and ending on 19 March 2010.

Under their employment agreements, Mr. Davis's salary is currently £1,310,000 per annum and Mr. Reid's salary is £660,000 per annum. In addition, each of Mr. Davis and Mr. Reid receives permanent health, life and private medical insurance, a housing allowance of US$183,000 per annum and US$141,660 per annum, respectively, (to enable each to maintain a residence in Switzerland so as to qualify under Swiss law for a work permit) and participates in money purchase retirement plans to which neither is required to make any contribution. In addition, Mr. Reid is eligible to participate in the Xstrata LTIP, Mr. Davis is eligible to participate in the Xstrata AVP (but is not eligible to participate in the Xstrata LTIP in any years in which a Plan Cycle commences under the Xstrata AVP) and each of Mr. Davis and Mr. Reid is eligible to participate in the Bonus Plan operated by the Company.

On a termination of the employment agreement by Xstrata SL in breach, including, on a change of control, or if Mr. Davis or Mr. Reid resigns in circumstances where he cannot in good faith be expected to continue in employment, he is entitled to be paid a sum equal to 100% of his annual salary, plus pension and other benefits and his previous year's bonus (plus any accrued basic salary and expenses) and to have all entitlements accrued up to the date of termination of employment under any retirement benefit arrangements in which he participates paid up in accordance with the relevant plan rules. As both Mr. Davis and Mr. Reid participate in defined contribution arrangements it is not expected that any significant additional liability would arise in respect of retirement plan entitlements beyond that already accrued in the accounts. For the purposes of calculating termination payments, annual bonus will be capped at 300% of annual salary.

### 11.2 Mr. Zaldumbide

Mr. Zaldumbide provides his services under a professional services agreement with Asturiana which he entered into on 23 July 2007 to act as chairman and Chief Executive Officer of Xstrata Zinc. (This agreement replaced a similar agreement with Asturiana dated 29 January 1998 which was terminated by agreement on 23 July 2007.) The agreement is in force from the date of signature (23 July 2007) and continues thereafter indefinitely unless terminated by one of the parties giving the other written notice of no less than six months. The annual gross fee for the current year is €970,000 which includes an amount in lieu of any pension related payments. This annual fee is subject to review in line with the other executive directors. In addition, Mr. Zaldumbide is eligible to participate in the Xstrata LTIP and the annual bonus scheme operated by the Company.

### 11.3 Mr. Strothotte

Mr. Strothotte is engaged by Xstrata as a non-executive director and Chairman on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and is now terminable by six months' notice by Mr. Strothotte. Xstrata may terminate Mr. Strothotte's appointment at any time and on such termination Mr. Strothotte will not be entitled to any compensation for loss of office. Mr. Strothotte receives an annual fee of £242,000 as Chairman of Xstrata and for his membership and chairmanship of Xstrata's Remuneration Committee.

### 11.4 Mr. Rough

Mr. Rough is engaged by Xstrata as a non-executive director and Deputy Chairman on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 1 April 2002 and is now terminable by six months' notice by Mr. Rough. Xstrata may terminate Mr. Rough's appointment at any time and on such termination Mr. Rough will not be entitled to any compensation for loss of office. Mr. Rough was also appointed Senior Independent Director by the board of directors of Xstrata. He receives an annual fee of £170,500 as Deputy Chairman and for his membership of Xstrata's Remuneration Committee, Audit Committee and HSEC Committee, and for his membership and chairmanship of the Nominations Committee.

### 11.5 Mr. Glasenberg

Mr. Glasenberg is engaged by Xstrata as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and is now terminable by six months' notice by Mr. Glasenberg. Xstrata may terminate Mr. Glasenberg's appointment at any time and on such termination Mr. Glasenberg will not be entitled to any compensation for loss of office. Mr. Glasenberg receives an annual fee of £74,800 and an additional annual fee of £13,200 for his membership of Xstrata's Nominations Committee.

### 11.6 Mr. Hazen

Mr. Hazen is engaged by Xstrata as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and is now terminable by six months' notice by Mr. Hazen. Xstrata may terminate Mr. Hazen's appointment at any time and on such termination Mr. Hazen will not be entitled to any compensation for loss of office. Mr. Hazen receives an annual fee of £74,800 and an additional annual fee of £13,200 for his membership of Xstrata's Remuneration Committee.

### 11.7 Mr. Lamoureux

Mr. Lamoureux is engaged by Xstrata as a non-executive director on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months which commenced on 6 May 2008 and is terminable thereafter by six months' notice by Mr. Lamoureux. Xstrata may terminate Mr. Lamoureux's appointment at any time and on such termination Mr. Lamoureux will not be entitled to any compensation for loss of office. Mr. Lamoureux receives an annual fee of £74,800 and additional annual fees of £13,200 each for his membership of Xstrata's Audit Committee and HSEC Committee.

### 11.8 Mr. MacDonnell

Mr. MacDonnell is engaged by Xstrata as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and is now terminable by six months' notice by Mr. MacDonnell. Xstrata may terminate Mr. MacDonnell's appointment at any time and on such termination Mr. MacDonnell will not be entitled to any compensation for loss of office. Mr. MacDonnell receives an annual fee of £74,800 and an additional annual fee of £13,200 for his membership of Xstrata's Nominations Committee.

### 11.9 Sir Steve Robson

Sir Steve Robson is engaged by Xstrata as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and is now terminable by six months' notice by Sir Steve. Xstrata may terminate Sir Steve's appointment at any time and on such termination he will not be entitled to any compensation for loss of office. Sir Steve receives an annual fee of £74,800 as a non-executive director and an additional fee of £34,100 for his membership and chairmanship of Xstrata's Audit Committee.

### 11.10 Mr. Strachan

Mr. Strachan is engaged by Xstrata as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 8 May 2003 and is now terminable by six months' notice by Mr. Strachan. Xstrata may terminate Mr. Strachan's appointment at any time and on such termination Mr. Strachan will not be entitled to any compensation for loss of office. Mr. Strachan receives an annual

fee of £74,800, two additional annual fees of £13,200 each, for his membership of Xstrata's Audit Committee and HSEC Committee and a further £8,800 annual fee as chairman of the HSEC Committee.

## 12 Directors' and Senior Executives' remuneration

In addition to the options and rights under the Xstrata Share Schemes disclosed in paragraph 10.1 and paragraph 13 of this Part IX, the amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to directors of Xstrata for services in all capacities to the Xstrata Group by any person for the financial year ended 31 December 2008 were as follows:

| Director[9] | US$ Salary and fees[1] | US$ Bonus[5] | US$ Deferred bonus | US$ Housing allowance | US$ Health, life and private medical insurance | US$ Other benefits | US$ Total |
|---|---|---|---|---|---|---|---|
| **Executives** | | | | | | | |
| Mick Davis[2] | 2,315,000 | 2,169,530[5a] | 4,395,153[11] | 183,000[6a] | 51,532[7] | 3,976,157[12] | 13,090,372 |
| Trevor Reid[2][10] | 1,157,500 | 1,011,898[5a] | 2,050,054[11] | 141,660[6b] | 22,222[8] | 2,644,608[12] | 7,027,942 |
| Santiago Zaldumbide[3][10] | 1,370,972 | 1,308,495[5b] | 2,649,795[11] | Nil | 9,878 | Nil | 5,339,140 |
| **Non-Executives[4a]** | | | | | | | |
| Willy Strothotte | 448,184 | Nil | Nil | Nil | Nil | Nil | 448,184 |
| Paul Hazen | 162,976 | Nil | Nil | Nil | Nil | Nil | 162,976 |
| Robert MacDonnell | 162,976 | Nil | Nil | Nil | Nil | Nil | 162,976 |
| Claude Lamoureux[4d] | 157,422 | Nil | Nil | Nil | Nil | Nil | 157,422 |
| Ivan Glasenberg | 162,976 | Nil | Nil | Nil | Nil | Nil | 162,976 |
| Sir Steve Robson CB[4b] | 201,683 | Nil | Nil | Nil | Nil | Nil | 201,683 |
| David Rough | 315,766 | Nil | Nil | Nil | Nil | Nil | 315,766 |
| Ian Strachan[4c] | 203,720 | Nil | Nil | Nil | Nil | Nil | 203,720 |
| | 6,689,175 | 4,489,923 | 9,095,002 | 324,660 | 83,632 | Nil | 28,273,157 |

Notes:

(1) Salary and fees includes non-executive directors' fees which may be paid in shares.

(2) In 2008, Mr. Davis's and Mr. Reid's salaries were set and paid in pounds sterling. The salary figures above have been translated to US dollars based on the average pound/dollar exchange rate for the year of £1.00:US$1.852 (2007: £1.00:US$2.002) and therefore reflect the impact of the exchange rate fluctuations during the year.

(3) In 2008, Mr. Zaldumbide's basic salary and benefits were set and paid in Euros. The figures above have been translated to US dollars based on the average Euro/dollar exchange rate for the year of €1.00:US$1.471 (2007: €1.00:US$1.371) and therefore reflect the impact of the exchange rate fluctuations during the year.

(4a) With the exception of Mr. Strachan whose fees were set in pounds sterling and paid in US dollars, Sir Steve Robson whose fees were set in pounds sterling and paid in Euros and Mr Lamoureux whose fees were set in pounds sterling and paid in Canadian dollars, all non-executive director fees were set and paid in pounds sterling. The figures above have been translated to US$ based on the average pound/dollar exchange rate for the year of £1.00:US$1.852 (2007: £1.00:US$2.002) and therefore reflect the impact of the exchange rate fluctuations during the year.

(4b) Sir Steve Robson was paid quarterly in 2008. He was paid in Euros for quarters 1, 3 and 4 with payments converted at exchange rates as at each quarter end (£1: €1.2565, £1: €1.2637 and £1: €1.0949 for quarters 1, 3 and 4 respectively). Sir Steve Robson was therefore paid €34,208, £27,225, €34,404 and €28,447 in quarters 1, 2, 3 and 4 respectively.

(4c) Mr Strachan was paid quarterly during 2008. The payments were converted at exchange rates as at each quarter end (£1:$1.9837, £1:$1.9923, £1:$1.7807 and £1:$1.4629 for quarters 1, 2, 3 and 4 respectively). Mr Strachan was therefore paid $54,552, $54,788, $48,969 and $40,230 in quarters 1, 2, 3 and 4 respectively.

(4d) Mr Lamoureux was paid quarterly during 2008. The payments were converted at exchange rates as at each quarter end (£1:CAD 2.0349, £1:CAD 2.0351, £1:CAD 1.8955, £1:CAD 1.7829 for quarters 1 2, 3 and 4 respectively). Mr Lamoureux was therefore paid CAD 38,052.63, CAD 38,056.37, CAD 35,445.85, CAD 33,340.23 in quarters 1, 2, 3 and 4 respectively.

(5) The bonus figures relate to bonuses paid in 2008 in respect of the financial year ending 31 December 2007.

(5a) Bonuses calculated in US dollars and translated at a rate of £1.00: US$1.972, the exchange rate prevailing on the date of the award.

(5b) Bonus awarded and paid in Euros and translated at a rate of EUR1: US$1.488, the exchange rate prevailing on the date of the award.

(6a) In 2008, Mr. Davis's housing allowance was awarded and paid in US dollars.

(6b) In 2008, Mr. Reid's housing allowance was awarded in US dollars but paid in monthly installments in pounds sterling by reference to the exchange rate prevailing on the date of each payment so that Mr. Reid received a total of £77,351.

(7) In 2008, Mr. Davis's benefits were set and paid in pounds sterling. The benefits have been translated into US dollars based on the average pound/dollar exchange rate for the year of £1.00: US$1.852 (2007: £1.00: US$2.002) and therefore reflects the impact of the exchange rate fluctuations during the year.

(8) In 2008, Mr. Reid's benefits were set and paid in pounds sterling. The benefits have been translated into US dollars based on the average pound/dollar exchange rate for the year of £1.00: US$1.852 (2007: £1.00: US$2.002) and therefore reflects the impact of the exchange rate fluctuations during the year.

(9) No consideration has been paid to or is receivable by third parties for making available the qualifying services of any directors during the year or in connection with the management affairs of Xstrata.

(10) In 2008 following termination of discussions with Vale, Mr. Reid and Mr. Zaldumbide (amongst a small group of key Xstrata Group senior executives whose particular skills and services the Xstrata Group was seeking to retain) were each awarded a one-off retention bonus payable in cash in May 2009 conditional upon, amongst other things, their remaining in employment to and including 30 April 2009. The aggregate amount payable to Mr. Reid and Mr. Zaldumbide pursuant to these retention bonus arrangements is £2,750,000.

(11) Deferred bonus payable in shares. The number of shares awarded will be determined by reference to the market value of the shares at the date concurrent awards to participants in the LTIP are made. Amounts also include US$56,093.05, US$26,258.11 and US$32,804.54 in respect of dividend equivalents awarded during the year in respect of prior years' deferred bonus awards which will vest on the date of the underlying award for Mr. Davis, Mr. Reid and Mr. Zaldumbide respectively.

(12) This is the Xstrata Group's contribution to the money purchase retirement benefit plan described in paragraph 10.1.1 of this Part IX. The contribution has been converted into US dollars based on the average pound/dollar exchange rate for the year of £1.00: US$1.852 (2007: £1.00: US$2.002) and therefore reflects the exchange rate fluctuation during the year.

In addition to the options and rights under the Xstrata Share Schemes disclosed in paragraphs 10.1 and 13 of this Part IX, the aggregate remuneration (including any contingent or deferred compensation) and benefits in kind paid or granted to the Senior Executives by Xstrata and its subsidiaries during the financial year ended 31 December 2008 for services in all capacities was: (a) salary: US$4,418,776, (b) cash bonus: US$3,801,321 and (c) benefits: US$557,173. These amounts have been translated to US dollars based on the relevant average local currency / US$ exchange rate for the year and therefore reflect the impact of exchange rate fluctuations during the year. Xstrata is not required to, and does not otherwise, disclose publicly remuneration for Senior Executives on an individual basis.

The total amount set aside or accrued by Xstrata or its subsidiaries to provide pension, retirement or similar benefits for the Directors and Senior Executives of Xstrata for the financial year ended 31 December 2008 was US$6,969,724.

Other than as set out in paragraphs 11 and 13 of this Part IX, none of the members of the administrative, management, or supervisory bodies' service contracts with Xstrata or any of its subsidiaries provide for benefits upon termination of employment.

## 13 Details of Xstrata Share Schemes

Full details of the Directors' and Senior Executives' interests in the Xstrata Share Schemes are given in paragraph 10.1 of this Part IX.

### 13.1 The Xstrata Long Term Incentive Plan ("LTIP")

(a) The Xstrata LTIP has two elements:

(i) a long term incentive plan award, which is a free contingent award of Ordinary Shares that will vest after three years, to the extent that performance criteria determined at the time of grant have been satisfied; and

(ii) a share option to acquire Ordinary Shares at a specified exercise price after the third anniversary of grant, to the extent that performance conditions have been satisfied.

LTIP awards may be granted in different forms to suit local regulatory and tax requirements, provided that the economic effect is the same. In countries where an award involving real shares is not appropriate or feasible for legal, regulatory or tax reasons, a phantom version of either or both elements of the Xstrata LTIP may be operated. This will deliver a cash payment equal to the net benefit a participant would have derived from the vesting or exercise of a share based LTIP award or option.

(b) The Remuneration Committee may grant awards under the Xstrata LTIP at its discretion at any time within 42 days after the announcement by the Company of its results for any period or within 42 days of any day on which the Remuneration Committee considers that exceptional circumstances exist which justify a grant.

(c) Executive Directors and employees of the Company and its subsidiaries are eligible to participate at the discretion of the Remuneration Committee and selection is based on agreed criteria such as, for example, individual performance, role, skills and potential.

(d) Options and LTIP awards may be granted over newly issued or existing Ordinary Shares. Any existing Ordinary Shares may be acquired and held by the Xstrata Employee Share Ownership Trusts established to benefit employees and former employees of the Xstrata Group. To the extent that new Ordinary Shares are to be issued to satisfy awards granted under the Xstrata LTIP, the aggregate number that may be capable of issue on exercise or vesting of such rights under the Xstrata LTIP, when added to the number of Ordinary Shares issued or issuable pursuant to subsisting rights to subscribe for Ordinary Shares granted in the preceding ten years under any other discretionary employees' share scheme of the Company shall not, on the date of grant, exceed 5% of the Company's issued share capital. The options and awards granted at the time of the Xstrata Merger to replace options granted under the Xstrata AG Share Schemes are ignored in determining these limits.

(e) No consideration is payable on the grant or vesting of an LTIP award. On exercise of an option, a participant is required to pay an exercise price which will not be less than the market value of an Ordinary Share on the date of grant or, if greater, and in the case of an option to subscribe for shares, the nominal value of an Ordinary Share. Market value is based upon the average closing middle-market quotation of an Ordinary Share on the London Stock Exchange on the seven dealing days which immediately precede the date of grant.

(f) The aggregate value of options (calculated on a Black-Scholes basis) and LTIP awards made to an individual under the Xstrata LTIP in any one year may not exceed an amount equal to two times base salary (other than in unusual circumstances when the limit may not exceed four times base salary).

(g) LTIP awards and options will normally vest or be capable of exercise at the end of a three year performance period providing the employee has remained in employment with the Xstrata Group. The number of Ordinary Shares that may be acquired will depend on the extent to which performance targets set by the Remuneration Committee at the time of grant have been satisfied. Options will remain exercisable for a maximum of seven years or such shorter period as the Remuneration Committee may specify (after which they will lapse). Performance targets are not capable of being retested at the end of the performance period, so that any proportion of a LTIP award or option which does not vest after three years will lapse.

(h) LTIP awards and options granted since 2004 are subject to a performance target under which the vesting of half the LTIP awards and options are conditional on total shareholder return ("TSR") relative to a peer group, with 25% vesting if TSR growth is at the median of the peer group, 50% vesting for performance at or above the second decile of the peer group and straight line vesting in between these points. Vesting of the remaining 50% of the LTIP awards and options is conditional on Xstrata's (and where appropriate, the relevant employing business unit's) real cost savings relative to targets with 5% vesting for cost savings of 1%, 35% for cost savings of 2% and 50% vesting for cost savings of 3% or more.

(i) Early vesting and exercise of options and LTIP awards is permitted where the participant leaves employment in certain circumstances being death, ill health or disability and the sale of a business or company in which the participant is employed. Where participants leave employment by reason of retirement, options and awards shall not lapse and shall vest at the original vesting date to the extent the performance targets have been met. Where participants leave employment for any other reason, vested options and LTIP awards will remain exercisable for a period of one year, after which they shall lapse; unvested options and LTIP awards shall lapse immediately unless the Remuneration Committee determines otherwise, in which case they shall vest to the extent to which the performance targets have been met at the date of cessation.

(j) If there is a change of control or any amalgamation or reconstruction or winding up of the Company, options and LTIP awards will automatically vest in full or (in certain circumstances) may be exchanged for equivalent options or LTIP awards over shares in the acquiring company.

(k) LTIP awards and options are not pensionable nor are they transferable except as determined by the Remuneration Committee and on such terms and to such persons (or categories of person) as the Remuneration Committee shall specify. Such transfers will normally only be permitted where there will be no immediate realisation of economic benefit by means of a sale to an unconnected third party. In all other

cases, awards may only be realised by persons to whom they are granted (or, in the case of death, by their personal representatives). Ordinary Shares allotted or transferred under the Xstrata LTIP will rank equally with Ordinary Shares then in issue except in respect of entitlements arising prior to the date of exercise or vesting. However, awards may provide that dividends or dividend equivalents are payable prior to vesting at the discretion of the Remuneration Committee).

(l) The numbers of Ordinary Shares subject to options and LTIP awards and the price (if any) payable on their exercise may be adjusted if there is a capitalisation issue, or sub-division, or consolidation, or rights issue or any other variation of the Company's share capital.

(m) The Board may amend the Xstrata LTIP, but any alterations to the provisions relating to eligibility, equity dilution, individual participation limits and the adjustments that may be made following a variation of the share capital cannot be altered to the advantage of actual or potential participants without the prior approval of Shareholders in general meeting (except for minor amendments to benefit the administration of the Xstrata LTIP, to take account of a change in legislation or developments in law affecting the Xstrata LTIP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Xstrata LTIP or for any member of the Xstrata Group). No amendment may operate to affect adversely any right already acquired by a participant without their prior consent. The Board has power to create sub-plans to the Xstrata LTIP to accommodate local variations in tax or regulatory treatment but such sub-plans must fall within the overall objectives and spirit of the Xstrata LTIP.

(n) The Xstrata LTIP will terminate on 20 March 2012 when no further awards will be granted, or such earlier time as the Remuneration Committee may consider appropriate, but the rights of existing participants may not thereby be affected.

**13.2 Options granted to Mr. Davis**

(a) Mr. Davis was granted options to acquire a total of 59,000 Xstrata AG Shares in September 2001 pursuant to the terms on which he was recruited. The options were granted for no consideration. The principal terms of these options are summarised below. These options were replaced by new options over 590,000 Ordinary Shares upon the Xstrata Merger becoming effective and are subject to the same terms and conditions as applied before the Xstrata Merger. Following adjustment for the MIM Rights Issue and the 2006 Rights Issue, the options are now over 993,994 Ordinary Shares.

(b) Mr Davis' options were granted in two tranches. The exercise price of the first tranche was fixed on 1 October 2002 at £6.47 and subsequently adjusted to £3.84 following the MIM Rights Issue and the 2006 Rights Issue. The exercise price of the second tranche was set on 1 October 2003 at £4.72 by reference to the market value of an Ordinary Share at that date and subsequently adjusted to £4.22.

(c) Mr. Davis' options vested and became exercisable on 1 October 2005 and 1 October 2006 respectively being the third anniversary of the date by reference to which the exercise price for each option was fixed. The options will normally lapse on the seventh anniversary of the date of vesting.

(d) If Mr. Davis ceases to be employed by the Xstrata Group for any reason he may exercise his vested options within six months of such cessation (after which time they will lapse).

(e) In the case of a takeover, reconstruction, amalgamation or winding up of the Company, or a public offer (whether conditional or not) to acquire all the Ordinary Shares of the Company, all of Mr Davis's options will remain exercisable for up to three years from vesting. The options may be replaced by equivalent options over shares in the acquiring or successor company following a takeover, reconstruction or amalgamation of the Company. The replacement options shall be subject to the same terms, and be exercisable on the same dates, as the options for which they were exchanged.

(f) The numbers of Ordinary Shares subject to options and the price payable on their exercise may be adjusted if there is a variation of the Company's share capital such as a capitalisation issue, sub-division, consolidation or reduction of share capital or a merger, or other similar transaction involving the Company.

(g) The options are not transferable except as determined by the Remuneration Committee and on such terms and to such persons as the Remuneration Committee shall specify. Such transfers will only normally be

permitted where there will be no immediate realisation of economic benefit by means of a sale to an unconnected third party as a result of the transfer.

## 13.3 The Xstrata AVP

(a) This Xstrata AVP is intended solely for the Chief Executive and any future successor in that role. It is contingent on him building up and maintaining a holding of at least 350,000 Ordinary Shares, including shares held beneficially and, subject to the agreement of the Remuneration Committee, fully vested options that have not yet been exercised and which have exercise prices materially below the market share price at the commencement of the relevant Added Value Plan cycle (a "Plan Cycle"). Following changes to the plan approved by shareholders in May 2008, a Plan Cycle is split into two phases. "Phase 1" performance is measured over a three year period and "Phase 2" performance is measured over a five year period.

(b) The Chief Executive will not be eligible to participate in the LTIP in any year when a Plan Cycle commences. No Plan Cycles may commence when the Chief Executive is within six months of his anticipated retirement date.

(c) Payments under the scheme will be based upon the growth in the Company's total shareholder return ("TSR") over the relevant performance period relative to an index of global mining companies, which form the "Xstrata TSR Index".

(d) At the end of a Phase 1 performance period a "Phase 1 Excess Return percentage" will be calculated, which will quantify the difference in TSR between the Xstrata TSR Index and Xstrata. The Phase 1 Excess Return percentage will be capped at the greater of (i) 50% and (ii) two-thirds of the actual percentage. Once the Phase 1 Excess Return percentage has been calculated it will be applied to the market capitalisation of Xstrata at the start of the performance period to measure the "Added Value" added relative to the movement in the market. If this figure is positive, it will be multiplied by a "Participation Percentage" (which is 0.5% of the Added Value for the 2005 Plan Cycle, 0.3% for the 2006 and 2007 Plan Cycles and 0.5% for the 2008 Plan Cycle) to calculate the "Phase 1 Base Reward". The maximum aggregate Participation Percentage for Plan Cycles commencing in any three year period shall not exceed 1.1%.

(e) If the cap on the Phase 1 Excess Return percentage has been applied, then the Chief Executive will become eligible for Phase 2 of a Plan Cycle. At the end of the Phase 2 performance period a "Phase 2 Excess Return percentage" will be calculated, which will quantify the difference in TSR between the Xstrata TSR Index and Xstrata over the Phase 2 performance period but only to the extent that this exceeds the capped Phase 1 Excess Return. The "Phase 2 Added Value" and "Phase 2 Base Reward" will then be calculated in the same way as for Phase 1.

(f) No payments will be made under a Plan Cycle if Xstrata underperforms the Xstrata TSR Index. The Phase 1 and Phase 2 Base Rewards will be increased or decreased in line with the Xstrata share price index measured against the comparator group. A reduction will then be made for lower levels of absolute performance, by applying a multiplier to the indexed Base Rewards to calculate the "Final Rewards". For the 2008 Plan Cycle and future Plan Cycles, for absolute TSR of 25% and above a multiplier of 1 will be applied, for absolute TSR of -25% or below a multiplier of 0.5 will be applied. For the 2007 Plan Cycle and previous Plan Cycles, the multiplier for absolute TSR of -25% is 0. Between -25% and +25% straight line interpolation will apply. Provided Xstrata's TSR is at least equal to the TSR index, the Phase 1 Final Reward under each Plan Cycle will be at least US$1 million.

(g) 50% of the Final Reward for a Phase of a Plan Cycle shall be payable in cash or in Shares, as determined by the Remuneration Committee, as soon as practicable following determination of the Final Reward for that Phase by the Remuneration Committee. Of the remaining 50% of a Phase 1 Final Reward, 25% shall be deferred for a period of one year and 25% shall be deferred for a period of two years. The remaining 50% of a Phase 2 Final Reward shall be deferred for a period of one year.

(h) In the event of a change of control, all open Plan Cycles will vest immediately. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of the transaction save that the Committee has discretion to disapply the cap that would otherwise apply in the calculation of Phase 1 Excess Return.

(i) In the event of the Chief Executive ceasing to be an Xstrata employee as a result of death, ill health or disability, all open Plan Cycles will vest immediately. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of cessation of employment. In the event of the Chief Executive ceasing to be a Xstrata employee other than in the circumstances described above, all Plan Cycles will lapse and no payments will be made unless the Remuneration Committee in its absolute discretion determines otherwise.

(j) In the event of a variation in the capital of Xstrata, the Participation Percentages may be adjusted in such a way as the Remuneration Committee determines.

(k) The Xstrata AVP will terminate on 9 May 2010, when no further awards will be granted.

### 13.4 The Xstrata Group Executive Committee Annual Bonus Plan (the "Bonus Plan")

(a) The Executive Directors and certain members of the Xstrata Group Executive Committee are eligible to participate in the Bonus Plan under which annual and deferred bonuses may be paid.

(b) The maximum bonus pool available for distribution to participants in the Bonus Plan is currently calculated by reference to a fixed proportion of the net profits of the Xstrata Group during a performance period. This proportion is determined by the Remuneration Committee and communicated to participants in advance of the performance period. The Remuneration Committee has the discretion to vary the basis of calculation of the bonus pool and the performance targets in particular years.

(c) The payment of any bonus under the Bonus Plan is currently subject to a hurdle rate, such that the Xstrata Group's return on equity should be at least equal to the Xstrata Group's average cost of borrowing. If this hurdle is not reached, the bonus pool will be zero. The relative proportions of the bonus pool payable to each participant is at the discretion of the Remuneration Committee. The Remuneration Committee retains the discretion not to award a bonus to a participant, but instead make a contribution to a trust for the benefit of an employee (or employees) of an equivalent sum.

(d) The maximum amount of bonus payable under the Bonus Plan that any one participant is eligible to receive in cash in respect of any one year will be limited to 100% of the individual's basic salary. Any bonus exceeding 100% of basic salary will be paid on a deferred basis.

(e) The total cash received plus the value of any deferred element under the Bonus Plan may not exceed 300% of a participant's basic salary in the year in which that bonus is calculated. Up to a further 100% of salary in excess of the 100% limit that would otherwise be payable to an individual in any one year under the Bonus Plan will be deferred for a period of one year. Any amount in excess of this additional 100% deferred will be deferred for a period of two years. At the Remuneration Committee's discretion, deferred amounts may be paid in the form of cash or Ordinary Shares at the end of the deferral period, provided that the employee has remained in employment throughout. Where bonus is payable in Ordinary Shares, the number of shares will be determined by reference to the market value of an Ordinary Share at the date concurrent awards under the LTIP are made. Unless the acquiring company agrees otherwise with the Board or Remuneration Committee, if there is a change of control (other than on an internal reorganisation), merger, amalgamation, reconstruction or winding up of the Company, the performance targets which determine the Bonus Pool shall be deemed to have been met in full. The bonus pool shall be subject to a time pro-rating reduction and shall be distributed to participants within 30 days of the relevant event. Any deferred element under the Bonus Plan shall also be paid to participants in full within 30 days of the relevant event.

(f) It is expected that any Ordinary Shares required to satisfy any deferred element of the bonus payments will be purchased in the market and held in the Xstrata Employee Share Ownership Trust for the deferral period. There is no intention to use newly issued Ordinary Shares for the Bonus Plan.

(g) Participants are able to receive dividend equivalent payments in respect of all deferred bonus awards made since 31 December 2004.

### 13.5 The Xstrata Employee Share Ownership Trust

(a) The Xstrata Employee Share Ownership Trust is for the benefit of employees and former employees of the Xstrata Group, and their spouses, widows, widowers and children or step-children under the age of 18. The

trust is used, amongst other things, to co-ordinate the funding and manage the delivery of Ordinary Shares for option and LTIP awards granted under the LTIP, bonus awards under the Bonus Plan and the options granted by the Company to replace the options granted under the Xstrata AG Share Schemes.

(b) The trustee is not permitted to hold more than 5% of the issued share capital of the Company at any one time.

(c) The Company has the power to appoint new and additional trustees or to remove any trustee. It also has the power to amend the trust deed with the agreement of the trustee. The trustee is entitled to an indemnity out of the assets of the trust fund and, if they are insufficient, from the Company against any claims, costs and liabilities which it may incur in carrying out its duties (other than where it has been fraudulent, negligent or guilty of gross misconduct).

(d) The trust is funded by contributions from employing companies in the Xstrata Group and/or loans from the Xstrata Group or from external sources.

### 13.6 The Xstrata Employee and Directors' Share Ownership Trust

(a) The Xstrata Employee and Directors' Share Ownership Trust is for the benefit of the same persons as are described in paragraph 13.5(a) in this Part IX and, in addition, any existing or former non-executive directors of Xstrata AG. The trust has been used, amongst other things, to co-ordinate the funding and manage the delivery of Ordinary Shares for the options granted by the Company to replace the options granted under the Xstrata AG Share Schemes. The trust has not been funded since the Xstrata Merger and it is not anticipated that the trust will be funded on an ongoing basis.

(b) Save as described in sub-paragraph (a) above, the terms of the trust are substantially the same as those set out at paragraph 13.5 in this Part IX.

### 13.7 The Xstrata Number 2 Employee Share Ownership Trust

(a) The Xstrata Number 2 Employee Share Ownership Trust is for the benefit of the same persons as are described in paragraph 13.5(a) in this Part IX. The trust is used primarily to co-ordinate the funding, management and delivery of Ordinary Shares for awards and options granted under the LTIP to employees resident in Australia.

(b) Save as described in sub-paragraph (a) above, the terms of the trust are substantially the same as those set out at paragraph 13.5 in this Part IX.

## 14 Corporate governance and board practices

### 14.1 General

The Listing Rules require listed companies incorporated in the UK to report on the manner in which they apply the Principles of Good Governance and the extent to which they comply with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued in June 2008 (the "Combined Code").

The Xstrata Board is committed to the principle of best practice in corporate governance.

The Combined Code recommends that at least half the members of a board (excluding the chairman) of a public company listed in the UK should be non-executive directors who are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement. Xstrata has eleven directors, six of whom are independent non-executive directors: Mr. Hazen, Mr. Lamoureux, Mr. MacDonnell, Sir Steve Robson CB, Mr. Rough and Mr. Strachan. Xstrata is therefore compliant with the revised Combined Code in relation to the constitution of its board of directors.

The Combined Code contains main and supporting principles and provisions. The Listing Rules require every listed company to report on how it applies the principles in the Combined Code, and to confirm that it complies with the Combined Code's provisions or, where it does not, to provide an explanation. The Company complies with the best practice governance provisions as set out in Section 1 of the Combined Code, except with regard to membership of the Remuneration Committee as the Chairman of the Committee is not considered independent and save that no individual member of the Audit Committee has been identified as having recent and relevant financial experience.

The Combined Code also recommends that the board of directors should appoint one of its independent non-executive directors to be the Senior Independent Director. The Senior Independent Director should be available to shareholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed to resolve or for which such contact is inappropriate. Xstrata's Senior Independent Director is Mr. Rough.

Xstrata's board of directors has established four committees: the Audit Committee, the Nominations Committee, the Remuneration Committee and the Health, Safety, Environment and Community Committee. From time to time, separate committees are set up by the Company's board of directors to consider specific issues when the need arises.

### 14.2 Audit Committee

The Audit Committee assists Xstrata's board of directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing Xstrata's annual financial statements, considering the scope of Xstrata's annual external audit and the extent of non-audit work undertaken by external auditors, approving Xstrata's internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of Xstrata's internal control systems, risk management systems, risk registers and the Group's whistleblowing procedures.

The Combined Code recommends that all members of the Audit Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience. The Audit Committee comprises four independent Non-executive Directors: Sir Steve Robson CB (Chairman of the Audit Committee), Mr. Lamoureux, Mr. Rough and Mr. Strachan. The Board considers that the members of the Audit Committee collectively have sufficient recent and relevant financial experience to discharge its role and responsibilities. The Board therefore considers that it complies with Combined Code recommendations regarding the composition of the Audit Committee.

The Chief Executive, the Chief Financial Officer, the Group Controller, representatives of Xstrata's external auditors and the Head of Internal Audit normally attend the meetings. Other directors of the Company and senior management may also, on invitation by the Committee, attend and speak, but not vote at any meeting of the Audit Committee. The chairmen and chief executives of Xstrata's Business Unit Audit Committees and the chief executives of the business units are also invited to attend the Audit Committee meetings on a rotational basis in order to further enhance communication and best practice.

The Audit Committee reports its activities and makes recommendations to the board of directors of Xstrata. During the year ended 31 December 2008 the Audit Committee met four times. Its activities in respect of that financial year included:

(a) reviewing for submission to the Company's board of directors, the 2007 annual financial statements and the 2008 interim financial statements and reviewing the external auditor's detailed reports thereon;

(b) approving the form in which interim management statements will be released by the Company;

(c) reviewing the appropriateness of the Xstrata Group's accounting policies;

(d) regularly reviewing the potential impact on the Xstrata Group's financial statements of a range of matters which involve significant judgement, estimation or uncertainty, and the possible impairment of fixed asset values;

(e) assessing and concluding that there was nothing of any materiality in the Litigation Report;

(f) reviewing the external auditor's plan and scope for the audit of the Xstrata Group accounts, and approving their remuneration both for audit and non-audit work, and their terms of engagement. In February the Audit Committee looked at the relation between audit and non-audit fees over the last 6 years. There was some volatility in non-audit fees which reflected years of major acquisitions. Otherwise the audit fees were in line with Xstrata's peers. Non-audit fees paid to the auditors were higher than the peer group due to a number of major acquisitions;

(g) recommending to the board of directors of Xstrata the reappointment of the external auditors following an evaluation of their effectiveness and confirmation of auditor objectivity and independence;

(h) examining the effectiveness of Xstrata's risk management system including its risk management process and profile, Xstrata's internal control systems and operations which were examined and tested by the internal auditors. The Audit Committee reviewed counter-party risk management processes. Counter-party risk is monitored weekly to identify any concentration of risk;

(i) reviewing the structure and limits of Xstrata Group insurance policies, and these were considered to be appropriate;

(j) reviewing and approving the internal audit plans for 2008, the effectiveness of the internal audit function and, at each meeting, reviewing the reports on findings and on progress against recommendations. The Audit Committee also requested a report at each meeting in respect of major projects in terms of achievement of agreed control objectives and project management delivery targets;

(k) reviewing a statement of Reserves and Resources, reviewed by an independent expert to ensure consistency of reporting across the Group and with international standards;

(l) approving a statement on the process by which the Audit Committee and the Xstrata board of directors reviews the effectiveness of internal control; and

(m) reviewing the whistleblowing arrangements, the report on whistleblowing and fraud related matters;

Following each Audit Committee meeting, separate meetings are held by the Audit Committee with the external auditors in the absence of executive management, with executive management in the absence of the external auditors and with the internal auditor in the absence of executive management and the external auditors. The Audit Committee keeps under review the independence and objectivity of the external auditors, through:

(a) seeking confirmation that the external auditors are, in their professional judgement, independent of the Xstrata Group;

(b) obtaining from the external auditors an account of all relationships between the auditors and the Xstrata Group; and

(c) consideration of whether, taken as a whole, the various relationships between the Xstrata Group and the external auditors impaired the auditors' judgement or independence.

The Xstrata Group has a specific policy governing the conduct of non-audit work by the external auditors which ensures that Xstrata is in compliance with the requirements of the Combined Code and the Ethical Standards for Auditors published by the Auditing Practices Board. Under that policy the external auditors are prohibited from performing services which:

(a) result in the auditing of their own work;

(b) result in the auditors participating in activities normally undertaken by management;

(c) puts the auditor in the role of advocate for the Xstrata Group; or

(d) create a mutuality of interest between the auditors and the Xstrata Group.

The auditors are permitted to provide non-audit services that are not in conflict with auditor independence. Six-monthly reports are made to the Audit Committee detailing non-audit fees paid to both the external and internal auditors. However, prior approval of the Audit Committee is required for each specific service provided by the external auditors. A range of non-audit services has been pre-approved in principle by the Audit Committee. However, where the fee is likely to be in excess of US$100,000 for such services, specific re-approval is required, while prior approval of the Chief Financial Officer is required for those pre-approved services where the fee is likely to be less than US$100,000.

The Audit Committee is supported and assisted in its work by separate audit committees for each of Xstrata's business units in line with the decentralised commodity business unit model. The Business Unit Audit Committees are independent of the executive management of the business unit and are chaired by suitably qualified individuals independent of Xstrata. The terms of reference of these committees are consistent with those of the Audit Committee. Meeting dates precede those of the Audit Committee and minutes of their meetings are circulated to the Audit Committee.

### 14.3 Nominations Committee

The Nominations Committee assists Xstrata's board of directors in discharging its responsibilities relating to the composition of the board of directors. The Nominations Committee is responsible for reviewing, from time to time, the structure of Xstrata's board of directors, determining succession plans for the chairman and chief executive officer, identifying and recommending suitable candidates for appointment as directors of Xstrata and assessing directors' potential conflict of interest situations.

The Combined Code recommends that a majority of a nominations committee should be non-executive directors independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement.

The Nominations Committee comprises Mr. Rough (Chairman of the Nominations Committee), Mr. Glasenberg and Mr. MacDonnell. Of these non-executive directors, Mr. Glasenberg is not considered independent.

During the year ended 31 December 2008, the Nominations Committee met five times. Its activities in respect of that year included:

(a) reviewing the plan for the retirement by rotation and re-election of directors of Xstrata and the framework for board succession planning for 2009/2011;

(b) appointing an executive search consultancy to identify and propose a shortlist of potential candidates for appointment to the board in 2009 and making recommendations thereon to the Board. This is designed to take into account matters such as the size of Xstrata, product diversity and geographical spread, as well as maintaining a balance to the board of directors of Xstrata in relation to independent/non-independent members, their skills and experience;

(c) overseeing the annual evaluation of the Board's performance, its committees and directors; and

(d) assessing directors' potential conflict of interest situations, proposing terms on which those situations might be authorised and recommending these for authorisation by the Board.

### 14.4 Remuneration Committee

The principal roles of the Remuneration Committee are: (i) to consider and determine all elements of the remuneration of the Chief Executive and Chief Financial Officer and of the heads of the major operating subsidiaries or business units of the Company (the "Executive Group") as defined by the Chief Executive; and (ii) to determine targets for any performance-related pay schemes operated by Xstrata. At its meetings, the Remuneration Committee makes recommendations to the board of directors of Xstrata in regard to all elements of the remuneration for the Executive Directors and the members of the Executive Group. The Remuneration Committee receives independent advice on benchmarking and best practice. The terms of reference of the Remuneration Committee conform precisely to the Combined Code. The setting of non-executive directors' remuneration is decided by the board of directors of Xstrata as a whole.

The Combined Code recommends that all members of a company's remuneration committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could affect, their judgement.

The Remuneration Committee is chaired by Mr. Strothotte. As Chairman of Xstrata and Chairman of Glencore International, he is not considered to be an independent director. The Board regards Mr. Strothotte's membership as critical to the work of the Remuneration Committee due to his extensive knowledge and experience of the global mining resources sector. Mr. Rough and Mr. Hazen, the other members of the Remuneration Committee, are both non-executive directors and independent. The Chief Executive attends meetings by invitation but does not participate at a meeting of the Remuneration Committee (or during the relevant part) at which any part of his remuneration is being discussed or participate in any recommendation or decision concerning his remuneration.

The Remuneration Committee's activities in respect of the year ended 31 December 2008 included:

(a) determining the bonuses for 2007 performance and salaries for 2009 for the executive directors and members of the Executive Committee;

(b) recommending for approval by the Board, a revised fee structure for non-executive directors to apply from 1 January 2008;

(c) determining the vesting percentage applicable to awards under the Long Term Incentive Plan 2005 which vested in March 2008, approving the number of share options and contingent share awards to be awarded in 2008 under the Long Term Incentive Plan awards and the individual awards to members of the Executive Committee;

(d) agreeing a policy in respect of the vesting of awards under the Long Term Incentive Plan for scheme participants who retire from employment with the Group;

(e) approving an award under the Xstrata AVP to the Chief Executive;

(f) approving proposed amendments to the Xstrata AVP and the text of a circular submitted to the 2008 Annual General Meeting for approval by the shareholders;

(g) clarifying the rules regarding the treatment of deferred bonuses in the event of a change of control;

(h) approving the amount of the total award to be granted under the Long Term Incentive Plan in 2009; and

(i) agreeing to changes to the comparator group of mining companies against which TSR performance will be measured in respect of future grants under the Long Term Incentive Plan.

### 14.5 Health, Safety, Environment and Community Committee

The principal roles of the Health, Safety, Environment and Community Committee are to review and make recommendations to the board on the appropriateness and effectiveness of health, safety, environment and community strategy, systems and methodology. It also reviews the results of any investigation into significant health, safety, environment and community incidents and keeps the board informed of new developments, trends and/or forthcoming significant legislation on health, safety, environment and community matters which may be relevant to the Xstrata Group's operations, its assets or employees.

The HSEC Committee comprises Mr. Strachan, who chairs the HSEC Committee, Mr. Davis, Mr. Lamoureux and Mr. Rough.

During the year ended 31 December 2008 the HSEC Committee met four times. Its activities in respect of that year included:

(a) monitoring and evaluating reports on the implementation and effectiveness of HSEC policy, HSEC management standards, HSEC strategy and the HSEC assurance programme;

(b) monitoring and evaluating the implementation and effectiveness of Xstrata Coal, Xstrata Alloys and Xstrata Zinc's HSEC strategies, plans and performance;

(c) monitoring and evaluating reports on high potential risk HSEC incidents and the results of investigations into critical HSEC incidents, including facilities;

(d) receiving a report on 2007 HSEC performance against targets and 2008 monthly performance;

(e) monitoring and evaluating new developments, issues and/or relevant legislation on HSEC matters; and

(f) approving a policy on Sustainable Development Governance, Sustainable Development performance in 2008 and approving the Sustainability Report.

### 14.6 Executive Committee

The Executive Committee is a committee of the board of directors of Xstrata (Schweiz) AG, the main direct subsidiary of Xstrata plc. The Executive Committee obtains its responsibility and authority from the Xstrata (Schweiz) AG board and is directly accountable to the Xstrata plc board. It is chaired by Mr. Davis and comprises executive directors Mr. Reid and Mr. Zaldumbide (also Chief Executive, Xstrata Zinc), together with the chief executives of the other business units, Mr. Freyberg (Xstrata Coal), Mr. Nienaber (Xstrata Alloys), Mr. Pearce (Xstrata Nickel) and Mr. Sartain (Xstrata Copper), as well as Mr. Levene (Chief Legal Counsel of Xstrata) and Mr. Moraitis (Executive General Manager, Group Strategy and Corporate Affairs). Other members of senior management are invited to attend Executive Committee meetings as required. The Executive Committee is

responsible for implementing strategy, approval of matters consistent with its delegated levels of authority and overseeing the various businesses which comprise the Xstrata Group. All meetings of the Executive Committee are held outside the United Kingdom.

## 15 Employees and contractors

For the year ended 31 December 2008, the average monthly number of Xstrata Group employees and contractors of the Xstrata Group was approximately 65,904 in aggregate. The following table shows the average monthly number of employees, which includes Executive Directors and excludes employees of associates and joint ventures and contractors, by category of business for each of the three years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| | Average for the year ended 31 December | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Coal | 6,228 | 7,587 | 8,264 |
| Alloys | 6,722 | 8,742 | 9,358 |
| Copper | 7,551 | 9,552 | 10,126 |
| Nickel | 4,196 | 4,824 | 5,384 |
| Zinc-Lead | 3,734 | 5,201 | 5,540 |
| Technology | 66 | 89 | 107 |
| Aluminium | 2,371 | 0 | 0 |
| Corporate/unallocated | 119 | 128 | 135 |
| Total | 30,987 | 36,123 | 38,914 |

The following table shows the average monthly number of employees of the Xstrata Group, which includes Executive Directors and excludes employees of associates and joint ventures and contractors, by geographic location for each of the three years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| | Average for the year ended 31 December | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Africa | 10,805 | 13,053 | 13,654 |
| Americas | 13,310 | 12,771 | 13,919 |
| Australia/Pacific | 5,019 | 8,011 | 8,622 |
| Europe | 1,853 | 2,288 | 2,719 |
| Total | 30,987 | 36,123 | 38,914 |

The following table shows the average monthly number of contractors of the Xstrata Group by category of business for each of the three years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| | Average for the year ended 31 December | | |
|---|---|---|---|
| | 2006 | 2007 | 2008 |
| Coal | 4,973 | 5,802 | 8,332 |
| Alloys | 4,005 | 5,910 | 6,670 |
| Copper | 5,484 | 6,208 | 8,834 |
| Nickel | 729 | 862 | 1,599 |
| Zinc-Lead | 1,291 | 1,276 | 1,489 |
| Technology | 64 | 64 | 64 |
| Aluminium | 255 | 0 | 0 |
| Corporate/unallocated | 14 | 4 | 2 |
| Total | 16,815 | 20,126 | 26,990 |

The following table shows the average monthly number of contractors of the Xstrata Group by geographic location for each of the three years ended 31 December 2006, 31 December 2007 and 31 December 2008:

| | Average for the year ended 31 December | | |
|---|---|---|---|
| | **2006** | **2007** | **2008** |
| Africa | 6,811 | 9,454 | 12,594 |
| Americas | 5,781 | 6,117 | 8,231 |
| Australia/Pacific | 3,752 | 4,126 | 5,804 |
| Europe | 471 | 429 | 361 |
| Total | 16,815 | 20,126 | 26,990 |

# 16 Pensions

## 16.1 Xstrata Group pension arrangements

### *16.1.1 General*

The majority of the Xstrata Group's employees are covered by defined contribution retirement arrangements where on retirement the employees receive benefits based on the value of their share of the fund. Contributions to the funds are made by the Xstrata Group as well as in some cases by employees and are generally based on a fixed percentage of pensionable salary of up to 20%. Payments to the pension plans are recognised as an operating expense each year. The Xstrata Group also operates a small number of defined benefit arrangements (which relate to a small proportion of employees) which, according to the most recent actuarial valuations are fully funded or provided for on the actuarial basis set out in the relevant valuations. In some cases those defined benefits are in the process of being converted to defined contribution benefits.

The Xstrata Group has established money purchase retirement benefit plans for certain senior employees, whose participation is at the invitation of the Xstrata Group. Mr. Davis and Mr. Reid have accepted the Xstrata Group's invitation to participate from their respective dates of joining the Xstrata Group.

The plans are designed so as to optimise taxation implications, having regard to the taxation and employment status of each executive.

Contributions (which are reviewed annually) are calculated on actuarial advice with the objective of accumulating sufficient funds over the working lifetime of each executive to provide an overall target position which will be equivalent to approximately 60% of final salary at normal retirement age for executives who begin participating in the plans at the age of 40. The actual benefits payable will be based on the amount which has accumulated in that member's money purchase account. No employee contribution is currently required from either Mr. Davis or Mr. Reid.

Normal retirement age under the plans is age 60. If a relevant individual leaves or retires early the benefit is the amount that has accumulated in his money-purchase account.

Risk benefit insurance plans have been established for Mr. Davis and Mr. Reid to provide benefits in respect of the individual on death before retirement. The intention is that a lump sum benefit of four times base salary will be paid and surviving dependants will receive pensions. In the case of a spouse, the lifetime pension is intended to be approximately 50% of base salary immediately prior to death and for each eligible child a pension of approximately 10% of base salary will be paid until age 18, or in full-time education until age 21. These benefits are partly self-insured.

On permanent disability, insurance has been established in respect of the Executive Directors so that the relevant individual will receive a replacement income of approximately 75% of base salary until normal retirement age (which income is subject to periodic increases in payment). Contributions to the relevant plans will continue to be paid on behalf of the relevant individual during any periods when the replacement income is paid. These benefits are partly self-insured, in respect of Mr. Davis.

Where it is mandatory for the relevant individual to participate in a pension scheme other than social security in the country in which he is employed, the Xstrata Group will pay required contributions to such a scheme on behalf of the individual in addition to those described above.

Benefit scales defined above will be subject to revision where legislation so requires or permits.

The Xstrata Group operates a number of retirement and related benefit plans for its employees. The plans are operated in accordance with local custom and practice and, where funded, assets are invested externally from the Xstrata Group, being generally invested with insurance companies, and are regulated by local legislation. The benefits provided by the retirement plans vary by jurisdiction and include retirement pensions, retirement lump sums, separation payments, risk benefits and post-retirement medical benefits.

### *16.1.2 Industry funds*

In South Africa, the Xstrata Group participates in two significant multi-employer schemes, The Mine Employees Pension Fund and The Sentinel Mining Industry Retirement Fund.

The Mine Employees Pension Fund is a defined contribution scheme.

The Sentinel Mining Industry Retirement Fund largely converted to a defined contribution scheme from a defined benefit scheme on 31 March 2001, with members over the age of 55 at conversion retaining their defined benefit promise.

In Australia, under the NSW Coal & Oil Shale Mineworkers (Superannuation) Act 1941 (the "1941 Act"), and certain industrial agreements, the Xstrata Group is required to make contributions to the Coal Super Retirement Income Fund for each person employed as a Mineworker (as defined by the 1941 Act).

The Coal Super Retirement Income Fund is separated into two plans:

- NSW Mineworkers Superannuation Fund.
- NSW Coal & Oil Shale Mineworkers Superannuation (Accumulation) Fund ("COSAF").

The Mineworkers Superannuation Fund was closed to new members after a major restructuring in 1993. The majority of active members (98%) have accepted the Transfer of Entitlements Offer from the plan and their entitlements have been transferred to the COSAF (accumulation) fund. Up until March 1993, benefits were paid from this fund in the form of pensions. The fund is used to pay pensions to surviving former coal miners or their spouses.

In addition to the above, contributions are made by certain entities in the consolidated entity to the COSAF fund. This is an accumulation fund and as such an actuarial review is not required. Contributions are based on a "reference rate" as defined in the 1941 Act and based on a percentage of an industry classification pay rate. The fund provides accumulated benefits on resignation, retirement, disability or death.

### *16.1.3 Defined benefit schemes*

Other than those defined benefit plans described in 16.1.4, the Xstrata Group had no material defined benefit pension or post-retirement scheme as at 31 December 2008.

During November 2002, in accordance with Spanish law, the pension commitments of the Spanish pension scheme were externalised through an insurance contract with Bank of Bilbao Vizcaya Argentaria SA at a cost of €20.3 million (US$20.2 million). All the associated pension liabilities of Xstrata Spain have been fully secured, without recourse to Xstrata.

### *16.1.4 Xstrata Canada Group pension arrangements*

Xstrata Canada sponsors numerous pension plans at its locations around the world: from defined benefit to capital accumulation plans, contributory to non-contributory and covering a wide spectrum of employees including collectively bargained employees.

The main defined benefit plans sponsored in Canada and in the United States are non-contributory. Staff plans use pension formulas that take into account the years of service, the average of the best years of eligible earnings (usually 3 or 5) and a percentage that varies from 1.75% minus social security to a flat 1.5%. Normal retirement age is at age 65 but members can usually retire early without any early retirement reduction penalty if they leave active employment at the age of 60. Some plans provide from an unreduced pension plus a temporary supplementary pension to age 65 once members reach 30 years of service. Certain plans also provide for inflation adjustment

annually but the majority do not. There are mechanisms in place to protect the spouses of members by having part of the retirement pension revert to the spouse if the member should die after retirement. Some plans do not automatically provide for that protection as the normal form of pension is a lifetime pension with a minimum guarantee of 5 years.

The main defined benefit plans for hourly and collectively bargained employees are principally based on a flat pension per month and per years of service. These plans are collectively bargained and the flat pension varies by location and country. As for the staff plans, early retirement provisions are included, such as unreduced pension after 30 years of service, age 58 with 32 years of service or age 60 with 20 years of service. Early retirement with penalty is available from age 55 and certain plans provide for annual inflation adjustment while others negotiate such an increase under the collective bargaining process. The normal form of pension varies greatly from plan to plan as some provide a lifetime pension without any guarantee while others provide a lifetime pension with a 5-year guarantee along with a 67% reversal to the spouse following the death of the pensioner.

Xstrata Canada also sponsors supplemental plans for the defined benefit and the capital accumulation plans for pension promises and contribution requirements that cannot be paid by the pension plans under limits imposed by applicable legislation. These supplemental plans are not funded by any trust funds and payments are made by the Xstrata Canada Group out of operating revenues, but they are secured by a letter of credit.

Xstrata Canada's defined benefit plans are currently in deficit on the basis set out in the most recent relevant actuarial valuations (accounting basis) prepared for the Xstrata Annual Report and Accounts 2007. Further details on the position in respect of such plans are as follows:

| | |
|---|---|
| Assets | US$2,388,500,000 |
| Liabilities | US$2,594,700,000 |
| Net deficit | US$(206,200,000) |

Xstrata Canada also sponsors a wide variety of capital accumulation plans that include defined contribution plans, 401(k) plans, group registered retirement savings plans, deferred profit sharing plans and after-tax savings plans. These plans are usually contributory by plan members and the contributions by the Xstrata Canada Group are a combination of basic contributions plus matching contributions based on the employee contributions and/or contributions based on a graded schedule with respect to age plus years of service.

## 17 UK taxation

The following statements are intended only as a general guide to certain limited UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of New Shares, Nil Paid Rights or Fully Paid Rights and are not a substitute for detailed tax advice. Shareholders and prospective holders of New Shares, Nil Paid Rights or Fully Paid Rights are advised to consult their own professional advisers concerning the tax consequences of the acquisition, ownership or disposition of New Shares, Nil Paid Rights or Fully Paid Rights.

The following statements are based on current UK legislation and on what is understood to be current HMRC practice as at the date of this Prospectus, which may change, possibly with retroactive effect. Except in so far as express reference is made to the treatment of non-UK residents, the following statements apply only to Shareholders who (a) are resident and, if individuals, ordinarily resident for tax purposes in the UK and domiciled in the UK for UK taxation purposes, (b) do not have a permanent establishment in Switzerland with which the holding of Ordinary Shares is connected, and (c) hold their Ordinary Shares as an investment (other than under an individual savings account) and who are the absolute beneficial owners of both the Ordinary Shares and any dividends paid on them. Certain categories of Shareholders, such as traders, dealers in securities, insurance companies, collective investment schemes, persons who hold their shares as part of a hedging transaction and persons who have (or are deemed to have) acquired their shares by virtue of or in connection with their or another's office or employment, may be subject to special rules and the comments below do not apply to such Shareholders.

**Persons who are in any doubt about their tax position (including, without limitation, the application of any tax regime in a jurisdiction outside the UK to their shares), or who may be resident or otherwise subject to taxation in a jurisdiction outside the UK, are strongly recommended to consult their own professional advisers immediately.**

The statements in this section are concerned only with certain points of UK taxation. On the basis that the Company is solely a resident of Switzerland (see paragraph 17.1 below), certain parts of paragraph 18 of this Part IX (Swiss taxation) are potentially relevant to all holders of Ordinary Shares, regardless of the jurisdiction in which any such holder is resident for tax purposes. Persons resident in the UK are referred in particular to paragraphs 18.5 to 18.7 for information relating to Swiss withholding tax which will be deducted from dividends paid by the Company on Ordinary Shares. Investors are also referred to paragraph 18.4 for information on Swiss securities transfer tax which may arise in certain circumstances.

### 17.1 General

The Company's place of effective management is in Switzerland and it is accordingly treated as resident in Switzerland, and not in the UK, for the purposes of Swiss and UK taxation and for the purposes of the UK-Switzerland double tax treaty. That position will, however, be reviewed from time to time, and it is possible that the Company could in the future become resident for the purposes of taxation in the UK or elsewhere.

This section is written on the basis that the Company is and remains solely resident in Switzerland and will therefore be subject to the Swiss tax regime and not (save in respect of UK source income) the UK tax regime. Since the Company is incorporated in England and Wales, however, the UK stamp duty and stamp duty reserve tax regimes will be relevant to transfers (and, in some cases, the issue) of rights to New Shares (including New Shares represented by Provisional Allotment Letters, Nil Paid Rights or Fully Paid Rights) and/or New Shares themselves.

**All potential investors (wherever resident) are referred to paragraph 17.4 below headed "UK Stamp Duty and Stamp Duty Reserve Tax (*SDRT*)".**

### 17.2 Taxation of chargeable gains

#### *17.2.1 UK tax resident Shareholders*

*New Shares acquired pursuant to the Rights Issue*

For the purposes of UK taxation of chargeable gains ("CGT"), the issue of the New Shares by the Company to Shareholders who take up their rights should be regarded as a reorganisation of the Company's share capital. Accordingly, to the extent that they take up all or part of their rights under the Rights Issue in respect of that shareholding Shareholders will not be treated as having disposed of their holding of Existing Shares. Instead, the New Shares acquired and the Existing Shares in respect of which they are acquired, will (for CGT purposes) be treated as the same asset and as having been acquired at the same time as the Existing Shares. The amount paid for the New Shares will be added to the base cost of the Existing Shares for the purpose of computing any gain or loss on a subsequent disposal by a Shareholder of any shares comprised in his new holding.

*Disposals*

If a Shareholder sells or otherwise disposes of all or some of the New Shares allotted to him, or of his rights to subscribe for New Shares, or if he allows or is deemed to have allowed his rights to lapse and receives a cash payment in respect of them, he may, depending on his circumstances, incur a liability to CGT.

If a Shareholder disposes of all or part of his Nil Paid Rights, or allows or is deemed to allow them to lapse and receives a cash payment, then if the proceeds are "small" as compared to the value of the Existing Shares in respect of which the rights arose, the Shareholder will not generally be treated as making a disposal for CGT purposes. Instead, the proceeds will be deducted from the base cost of his holding of Existing Shares for the purpose of computing any chargeable gain or allowable loss on a subsequent disposal. HMRC currently regard a receipt as "small" if its amount or value is 5% or less of the value of the Existing Shares held or £3,000 or less, whether or not it would also fall within the 5% test.

In the case of a Shareholder within the charge to UK corporation tax, for the purposes of calculating any indexation allowance on a future disposal of the New Shares acquired, generally the expenditure incurred in acquiring the New Shares will be treated as having been incurred at the time that the subscription monies for the New Shares are paid, and not at the time the Existing Shares were deemed to be acquired.

Subject to the availability of any exemptions, reliefs and/or allowable losses, a disposal of New Shares by individuals, trustees and personal representatives will generally be subject to CGT at the rate of 18%, with no taper relief or indexation allowance.

### *17.2.2 Non-UK tax resident Shareholders*

Subject to the provisions set out below in relation to temporary non-residents, Shareholders who are not resident or ordinarily resident in the UK will not normally be liable to CGT on the disposal or deemed disposal of New Shares unless they carry on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual Shareholder) or through a permanent establishment (in the case of a Shareholder within the charge to UK corporation tax) in connection with which the New Shares are held.

An individual Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of all or part of his New Shares during that period may be liable to CGT on his return to the UK, subject to any available exemptions or reliefs.

## 17.3 Taxation of Dividends

In respect of any dividend paid by the Company, a UK resident individual Shareholder with a shareholding of less than 10% of the Company's issued share capital will be entitled to a tax credit which may be set off against the Shareholder's total income tax liability on the dividend. (In determining whether a Shareholder has a shareholding of less than 10% of the Company's issued share capital for these purposes, certain shares may be deemed to form part of the Shareholder's shareholding. In summary, shares will form part of a Shareholder's shareholding for these purposes: (i) to the extent that the Shareholder is beneficially entitled to the shares or to a distribution arising in respect of the shares, (ii) where a Shareholder is a settlor in relation to a settlement and certain conditions are met, (iii) where the shares form part of a shareholding of a person connected with the Shareholder and certain conditions are met, or (iv) if the Shareholder has transferred the shares to another person under a repo or stock lending arrangement.) The tax credit will be equal to 10% of the aggregate of the dividend (before deduction of Swiss withholding tax) and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend (before deduction of Swiss withholding tax). Such an individual Shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the gross dividend, so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. In the case of such an individual Shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the Shareholder's tax liability on the gross dividend and such Shareholder will, to the extent that the gross dividend when treated as the top slice of the Shareholder's income falls above the threshold for higher rate income tax, have to account for additional income tax equal to 22.5% of the gross dividend (which is also equal to 25% of the cash dividend (before deduction of Swiss withholding tax)), subject to any applicable credit for Swiss withholding tax (see below). HMRC has proposed to introduce legislation in Finance Bill 2009 to extend the availability of the tax credit to individual shareholders with a shareholding of 10% cent. or greater in the distributing non-UK resident company. In the Pre-Budget Report on 24 November 2008, HMRC also announced proposals for a new tax rate of 37.5% to apply to certain dividend income from 6 April 2011 (which, assuming the new rate of tax is applied in the same way as existing rates, after taking account of the 10% tax credit would give an effective rate of 30.6% of the cash dividend (before deduction of Swiss withholding tax)).

A UK resident individual Shareholder who is not liable to income tax in respect of the gross dividend and other UK resident taxpayers who are not liable to UK tax on dividends, including pensions funds and charities, will not be entitled to claim repayment of the UK tax credit attaching to dividends paid by the Company.

A corporate Shareholder who is resident in the UK or carries on a trade in the UK through a permanent establishment to which the New Shares are attributable will generally be subject to corporation tax on the gross amount of any dividends paid by the Company, subject to any applicable credit for Swiss withholding tax.

Shareholders should be aware that the UK Government has published draft legislation which would, if passed in its current form, significantly change the tax treatment of dividends received by Shareholders within the charge to corporation tax. In broad terms, the draft legislation generally provides for an exemption from corporation tax for foreign dividends received by large and medium sized groups (subject to anti-avoidance rules), regardless of the level of shareholding. It should be noted that the draft legislation is likely to change before being passed and

Shareholders within the charge to corporation tax are strongly recommended to consult their own professional advisers in relation to the implications of the legislation, once finally enacted.

The section entitled "Swiss taxation" below contains information on the Swiss tax consequences arising from dividends paid by the Company. Paragraphs 18.5 to 18.7 below contain information on the Swiss withholding tax which will be deducted from dividends paid by the Company, and the procedure under which a UK resident Shareholder may claim a refund of part of that withholding tax. A credit for any residual Swiss withholding tax would generally be given against any UK tax liability in respect of the dividends, provided that the holder has taken reasonable steps to benefit from the double taxation treaty between Switzerland and the UK.

## 17.4 UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

### *17.4.1 The Rights Issue*

No stamp duty or SDRT will be payable on the issue of New Shares pursuant to the Rights Issue, other than as explained in the paragraphs below.

No stamp duty or SDRT will be payable on the issue of Provisional Allotment Letters or the crediting of Nil Paid Rights to accounts in CREST. Where New Shares represented by such documents or rights are registered in the name of the Shareholder entitled to such New Shares, or New Shares are credited in uncertificated form to CREST accounts for the benefit of such a Shareholder, no liability to stamp duty or SDRT will generally arise.

The purchaser of rights to New Shares represented by Provisional Allotment Letters (whether nil paid or fully paid) or of Nil Paid Rights or Fully Paid Rights held in CREST on or before the latest time for registration of renunciation will not generally be liable to pay stamp duty, but the purchaser will normally be liable to pay SDRT at the rate of 0.5% of the value or amount of the consideration given. Where such a purchase of rights represented by a Provisional Allotment Letter is effected through a stockbroker or other financial intermediary, that person will normally account for the liability of SDRT and will indicate that this has been done in any contract note issued to the purchaser. In other cases, the purchaser of the rights to New Shares represented by the Provisional Allotment Letter is liable to pay the SDRT and must account for it to HMRC. SDRT arising on the transfer of Nil Paid Rights or Fully Paid Rights within CREST should be collected through CREST in accordance with the CREST rules.

No stamp duty or SDRT will be payable on the registration of renunciation of Provisional Allotment Letters, whether by the original holders or their renouncees.

### *17.4.2 Subsequent transfers*

Any dealings in New Shares will normally be subject to stamp duty or SDRT. The transfer on sale of New Shares will generally give rise to a liability to ad valorem stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration paid. Stamp duty will normally be the liability of the purchaser or transferee of the New Shares. An agreement to transfer New Shares will normally give rise to SDRT at the rate of 0.5% of the amount or value of the consideration payable but such liability will be cancelled, or any SDRT paid refunded (generally, but not necessarily, with interest) provided that a claim for payment is made, if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or (if the agreement is conditional) the date when the agreement became unconditional. SDRT will normally be the liability of the purchaser or transferee of the New Shares.

### *17.4.3 Shares held through CREST*

Paperless transfers of Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration. Under the CREST system, no stamp duty or SDRT will arise on a transfer of New Shares into the CREST system unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the amount or value of the consideration given. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Under the SIX SIS System, a sale or transfer of New Shares will generally be liable to SDRT (at a rate of 0.5% of the consideration paid), rather than stamp duty, and SDRT on relevant transactions settled within the system will be collected and accounted for to HMRC by SIX SIS (see further paragraph 17.4.4 below).

### *17.4.4 Shares held through Clearance Systems or Depositary Receipt Arrangements*

Where New Shares are issued or transferred (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at a higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the New Shares (rounded up in the case of stamp duty to the next multiple of £5). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme.

Clearance services may however elect, provided certain conditions are satisfied, for the normal rate of UK stamp duty or SDRT (0.5% of the amount of value of consideration given) to apply to transfers of Shares into, and to transactions within, such services instead of the higher rate of 1.5% generally applying to an issue or a transfer of Shares into the clearance service and instead of the exemption from SDRT on transfer of Shares whilst in the service.

It is understood that such an election has been made by the SIX SIS System in respect of issues or transfers of chargeable securities or relevant securities into, and transactions within, the SIX SIS System.

**The statements in paragraph 17.4 apply to any holders of Ordinary Shares irrespective of their residence, summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries.**

**The UK stamp duty and/or SDRT charges summarised above are in addition to any Swiss securities issue and/or transfer tax which may become chargeable in the circumstances described in paragraph 18.4 of this Part IX.**

## 18 Swiss taxation

Prospective investors in New Shares should note that this paragraph 18 deals only with Swiss taxation. As the Company is incorporated in England and Wales, sales and transfers of New Shares, Nil Paid Rights and Fully Paid Rights will, regardless of the tax residence of the transferor or transferee, the place of execution of any transfer documentation, and the exchange on which the sale occurs, be subject to UK stamp duty or stamp duty reserve tax (as summarised at paragraph 17.4 of this Part IX) in addition to any applicable Swiss securities issue and transfer tax (summarised at paragraph 18.4 below).

### 18.1 Income tax on dividend distributions

For an individual resident in Switzerland and holding New Shares as a private or business asset, dividends and similar distributions of the Company will be subject to Swiss federal, cantonal and municipal taxes. A Swiss corporate entity that owns at least 20% of the capital of the Company or Ordinary Shares with a market value of at least CHF2 million may qualify for the participation exemption. Dividends and similar distributions received which qualify for the participation exemption, after certain expense allocations as defined by the applicable legislation, should be tax exempt, but it should be noted that the dividends will be subject to Swiss withholding tax (see paragraph 18.5 below).

A non-resident holder, who does not hold the New Shares in connection with the conduct of a trade or business, in Switzerland through a permanent establishment or fixed place of business, should not be liable for any Swiss federal, cantonal or municipal income taxes on dividends or other distributions paid in respect of New Shares merely as a result of holding the New Shares other than the withholding tax to be withheld by the Company from such dividends or other distributions (see paragraph 18.5 below).

### 18.2 Capital gains on disposals of shares

A Swiss resident individual who holds New Shares as a private asset will generally not be subject to any Swiss federal, cantonal or municipal income taxation on gains realised upon the sale or other disposal of New Shares. Private gains realised upon a repurchase of New Shares by the Company or an entity held directly or indirectly by the Company may, however, be re-characterised as taxable income if certain conditions are met. Book gains realised on New Shares held as a business asset of a Swiss resident are included in the taxable income of such person.

Capital gains realised by a Swiss corporation owning at least 20% of the capital of the Company may be exempt under the participation exemption subject to conditions. Any such corporation should take its own professional advice on its tax position in respect of its holding of New Shares.

A non-resident holder of New Shares should generally not be subject to any Swiss federal, cantonal or municipal taxation on gains realised upon a sale or other disposal of New Shares unless the New Shares so disposed of can be attributed to a permanent establishment or fixed place of business maintained by such person within Switzerland. Gains realised upon a repurchase of New Shares by the Company or an entity held directly or indirectly by the Company may, however, be re-characterised as a triggering event for Swiss withholding tax purposes if certain conditions are met.

### 18.3 Wealth and capital taxes

Individual holders of New Shares resident in Switzerland or otherwise subject to Swiss taxation holding the shares as a private asset will generally be subject to annual net wealth tax on these assets. The annual net wealth tax of individual holders of New Shares resident in Switzerland or otherwise subject to Swiss taxation holding these as a business asset may be affected to the extent that a gain has been crystallised. Similarly the annual capital tax of corporations may be affected to the extent that a gain on the shareholding has been reflected in their accounts.

### 18.4 Securities issue and transfer tax

The issue of New Shares of a Swiss legal entity is generally subject to a 1% one-time capital duty (issuance stamp tax on the creation of shares in a Swiss corporation). The tax is payable by the issuer. In the case at hand, the New Shares will be issued by a UK legal entity being managed and controlled in Switzerland. Accordingly, provided that certain conditions are met, it may be possible that the issue of New Shares could be exempt from capital duty.

Any subsequent sale of New Shares will be subject to Swiss securities transfer tax, currently 0.3% if the seller is either a Swiss bank or another Swiss securities dealer, as defined in the Swiss Federal Stamp Duty Law, or if such sale or transfer occurs through or with a Swiss bank or another Swiss securities dealer. Additionally, the sale of New Shares through or by a member of SIX may be subject to a stock exchange levy at the usual rates.

The Swiss securities transfer tax charges summarised above are in addition to the UK stamp duty and/or SDRT which will arise on sales or transfers of New Shares, Nil Paid Rights and Fully Paid Rights regardless of the tax residence of the transferor or transferee, the place of execution of any transfer documentation, or the exchange on which the sale occurs. For further information on those UK charges, please see paragraph 17.4 of this Part IX.

### 18.5 Withholding tax on dividends and other distributions

Dividends paid and similar cash distributions or distributions in kind made by the Company to a holder of New Shares (including dividends on liquidation and stock dividends) will be subject to a Swiss federal withholding tax at the rate of 35%. The withholding tax on dividends must be withheld by the Company from the gross distribution and paid to the Swiss Federal Tax Administration.

The withholding tax on dividends will be fully refundable for – or, as the case may be, fully creditable against the income tax liability of – a Swiss resident recipient of a distribution if he is the beneficial owner of the New Shares at the time of the payment and if he duly reports the gross distribution received on his tax return.

A recipient of a distribution of the Company who is not a resident of Switzerland for tax purposes and does not hold the New Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business and qualifies as a resident of a country which maintains a bilateral treaty for the avoidance of double taxation with Switzerland may be entitled to a full or partial refund of withholding tax under the provisions of the applicable treaty, as described below in relation to UK and US resident shareholders. However, such non-resident shareholders should be aware that the rate of recoverable Swiss withholding tax and procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country and may therefore differ from those described below. Such non-resident shareholders should consult their own tax advisers regarding the procedures for claiming any refund of the Swiss withholding tax under an applicable treaty.

### 18.6 Reclaim procedures for UK resident Shareholders

#### *18.6.1 Procedure*

Three copies of Swiss tax Form 86, duly completed and signed, must be sent to the Inspector of Taxes in the United Kingdom to whom the claimant makes his income tax return (or to the Inspector of Taxes for the district in which the claimant resides, if he has not made such a return) no later than the 31st of December of the third year following the calendar year in which the dividend became due. Rights to repayment arising in one calendar year must be claimed in a single claim. Two copies of the forms will be sent by the Inspector of Taxes to the Federal Tax Administration of Switzerland CH-3003 Berne.

The claim must be accompanied by evidence of deduction of Swiss withholding tax. In general, a certificate of deduction, signed bank voucher or credit slip will satisfy this requirement. However the Swiss administration reserves the right to request further evidence and information.

The claim form may be filed by a representative on behalf of the beneficial owner, provided that the representative is formally authorised by a power of attorney (which must be attached to the form).

#### *18.6.2 Rates*

UK resident shareholders (other than corporations which have at least 10% of the capital in the Company) that are eligible for double taxation treaty benefits may reclaim four sevenths of the 35% withholding tax on dividends, leaving a net Swiss tax cost of 15%.

The Swiss Federal Tax Administration and HM Revenue & Customs announced that an amending protocol to the UK-Switzerland double taxation treaty has been ratified and has entered into force on 22 December 2008, under which dividends paid to UK pension schemes can be exempt from Swiss withholding tax. Swiss withholding tax will apply on payment of the dividend, but the UK pension scheme can claim a full refund of the Swiss withholding tax, such that the UK pension scheme is effectively exempt from the withholding tax.

### 18.7 Reclaim procedures for US resident Shareholders

#### *18.7.1 Procedures*

Three copies of the appropriate Swiss tax Form 82, duly completed and signed before a notary public of the United States, must be sent to the Federal Tax Administration, Eigerstrasse, CH-3003 Berne, Switzerland, no later than the 31st of December of the third year following the calendar year in which the dividend became due. Rights to repayment arising in one calendar year must be claimed in a single claim. If the claimant, at the time of claiming, is outside the United States, the declaration may be made before a United States consular office.

The claim must be accompanied by evidence of deduction of Swiss withholding tax. In general, a certificate of deduction, signed bank voucher or credit slip will satisfy this requirement. However the Swiss administration reserves the right to request further evidence and information.

The claim form may be filed by a representative on behalf of the beneficial owner, provided that the representative is formally authorised by a power of attorney (which must be attached to the form).

#### *18.7.2 Rates*

US resident shareholders (other than corporations with a shareholding in the Company of at least 10%) that are eligible or double taxation treaty benefits may reclaim four sevenths of the 35% withholding tax on dividends, leaving a net Swiss tax cost of 15%.

## 19 US taxation

The following is a summary based on present law of certain US federal income tax considerations relevant to the receipt, exercise and disposition of Nil Paid Rights pursuant to the Rights Issue as well as the acquisition, ownership and disposition of the Fully Paid Rights and the New Shares. It addresses only US holders (as defined below) that receive the Nil Paid Rights with respect to Existing Shares in the Rights Issue, will hold the Nil Paid Rights, Fully Paid Rights and New Shares as capital assets and use the US dollar as its functional currency. The discussion is not a complete description of all the tax considerations that may be relevant to a US holder. The discussion does not

consider the circumstances of particular purchasers subject to special tax rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, US expatriates, holders of 10% or more of the Company's shares, persons holding the Nil Paid Rights, Fully Paid Rights or New Shares as part of a hedge, straddle, conversion or other integrated financial transaction and persons that are not residents of the United States. The discussion is a general summary only; it is not a substitute for tax advice. It also does not address US state and local tax considerations.

**THE STATEMENTS ABOUT US FEDERAL INCOME TAX ISSUES CONTAINED IN THIS DOCUMENT ARE MADE TO SUPPORT MARKETING OF THE NIL PAID RIGHTS, FULLY PAID RIGHTS AND NEW SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID US FEDERAL TAX PENALTIES. EACH PROSPECTIVE INVESTOR SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF NIL PAID RIGHTS AS WELL AS THE ACQUISITION, OWNERSHIP AND DISPOSITION OF FULLY PAID RIGHTS AND NEW SHARES UNDER THE LAWS OF SWITZERLAND, THE UNITED KINGDOM, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTION WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.**

As used herein, "US holder" means a beneficial owner of Nil Paid Rights, Fully Paid Rights or New Shares that for US federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation or other business entity created or organised under the laws of the United States or its political subdivisions, (iii) a domestic trust or (iv) an estate the income of which is subject to US federal income tax without regard to its source.

The US federal income tax treatment of a partner in a partnership that receives, exercises, holds or disposes of Nil Paid Rights, Fully Paid Rights or New Shares will depend on the status of the partner and the activities of the partnership. The tax consequences to a beneficiary of an estate or trust may also depend on the status of the beneficiary. US holders that are partners in a partnership or beneficiaries or fiduciaries of an estate or trust should consult their tax advisors concerning the US federal income tax consequences to their partners of the receipt, exercise, ownership and disposition of Nil Paid Rights, Fully Paid Rights or New Shares.

US holders should note that the "Swiss Taxation" and "UK Taxation" discussions above also are relevant. Because the Company is a tax resident of Switzerland, Swiss withholding tax will be deducted from dividends paid by the Company. (See paragraphs 18.5, 18.7.1 and 18.7.2 above). Because the Company is incorporated in England and Wales, sales and transfers of Nil Paid Rights, Fully Paid Rights and New Shares will be subject to UK stamp duty or stamp duty reserve tax. (See paragraph 17.4 above).

## 19.1 Taxation of Nil Paid Rights and Fully Paid Rights

### *19.1.1 Receipt of Nil Paid Rights*

A US holder should be entitled to treat the receipt of Nil Paid Rights as a non-taxable distribution with respect to such holder's Existing Shares. However, the manner of application of the US federal income tax rules applicable to the distribution of Nil Paid Rights is not entirely clear. Accordingly, the distribution of Nil Paid Rights to a US holder could be characterised as a taxable distribution for US federal income tax purposes. The remainder of this discussion assumes, however, the distribution of Nil Paid Rights to a US holder is non-taxable.

If the fair market value of Nil Paid Rights when received is less than 15% of the fair market value of the Existing Shares with respect to which Nil Paid Rights are received, the Nil Paid Rights will have a nil tax basis unless the US holder affirmatively elects to allocate its adjusted tax basis in its Existing Shares to the Nil Paid Rights in proportion to the relative fair market values of the Existing Shares and the Nil Paid Rights received (determined on the date Nil Paid Rights are received). A US holder must make this election on its tax return for the taxable year in which the Nil Paid Rights are received.

If the fair market value of Nil Paid Rights when received is 15% or greater than the fair market value of the Existing Shares with respect to which Nil Paid Rights are received, a US holder's adjusted tax basis in its Existing Shares must be allocated between the Existing Shares and the Nil Paid Rights in proportion to their then relative fair market values. The US holder's holding period in the Nil Paid Rights will include its holding period in the Existing Shares with respect to which the rights were distributed.

*19.1.2 Exercise of Nil Paid Rights*

A US holder will not recognise taxable income when it receives Fully Paid Rights or New Shares by exercising Nil Paid Rights. A US holder will have a tax basis in the Fully Paid Rights or the New Shares equal to such holder's tax basis, if any, in the Nil Paid Rights exercised plus the US dollar value of the pounds sterling exercise price of the Nil Paid Rights on the acquisition date (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder's holding period in the Fully Paid Rights or the New Shares generally will begin on the date the Nil Paid Rights are exercised. A US holder that holds Fully Paid Rights as a result of the exercise of Nil Paid Rights will be treated as the owner of the New Shares allocated to the Fully Paid Rights.

*19.1.3 Disposition of Nil Paid Rights*

Subject to the passive foreign investment company ("PFIC") rules discussed below, a US holder will recognise capital gain or loss on the sale or other disposition of Nil Paid Rights in an amount equal to the difference between such holder's tax basis in the Nil Paid Rights and the US dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as arising from US sources.

A US holder that receives foreign currency on the sale or other disposition of the Nil Paid Rights will realise an amount equal to the US dollar value of the foreign currency on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder will have a tax basis in the foreign currency received equal to the US dollar amount realised. Any gain or loss realised on a subsequent conversion of the foreign currency into US dollars will be US source ordinary income or loss.

*19.1.4 Expiration of Nil Paid Rights*

If a US holder allows Nil Paid Rights to expire without selling or exercising them, the Nil Paid Rights should be deemed to have a nil tax basis and, therefore, the US holder should not recognise any loss upon expiration of the Nil Paid Rights.

A US holder that receives proceeds as a result of the sale of the Nil Paid Rights by the Banks on its behalf will be treated either as having sold the Nil Paid Rights (as described above) or as having exercised the Nil Paid Rights and sold the New Shares. If the US holder is treated as having sold Nil Paid Rights, whether the gain will be long-term or short-term depends upon the holder's holding period in the relevant Existing Shares. A US holder that is treated as having sold the New Shares will recognise a short-term capital gain or loss as described in paragraph 19.2.2 below.

**19.2 Taxation of the New Shares**

*19.2.1 Dividends*

Subject to the PFIC rules discussed below, because the Company does not maintain accounts of its earnings and profits (as determined for US federal income tax purposes) cash distributions paid by the Company with respect to the New Shares (including the amount of any Swiss income tax withheld) generally will be included in the gross income of a US holder as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally available to US corporations for dividends from other US corporations. The dividends received by certain noncorporate US holders in tax years beginning prior to 2011, however, will be taxed at the preferential rate allowed for qualified dividend income provided that: (i) the Company qualifies for benefits under the income tax treaty between the United States and Switzerland (the "Treaty"); (ii) the Company is not a PFIC in the year of the distribution or the preceding year; (iii) the US holder has held the New Shares for a sufficient period; and (iv) other requirements are met. The Company believes that it will qualify for benefits under the Treaty.

The amount that a US holder must include on account of a dividend paid in foreign currency will be based on the exchange rate on the date the US holder receives the dividend whether or not the US holder converts the payment into US dollars at that time. The US holder will have a basis in the currency received equal to its US dollar value on the date of receipt. Any gain or loss recognised on a subsequent conversion or other disposition of the currency generally will be treated as ordinary income or loss from US sources.

Subject to generally applicable limitations, a US holder may be entitled to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for Swiss taxes withheld at the appropriate rate. A US holder entitled to claim reduced withholding under the Treaty may not claim a credit for tax withheld at a higher rate. (See paragraphs 18.7.1 and 18.7.2 above for procedures applicable to reclaiming Swiss tax withheld at

rates in excess of the Treaty rate). In computing foreign tax credit limitations, non-corporate US holders whose dividends have borne tax at the reduced rate for qualified dividend income may take into account only the portion of the qualified dividend income effectively taxed at the highest applicable margin rate.

US holders that are accrual basis taxpayers, and who do not otherwise elect, must translate Swiss taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US holders must translate taxable dividend income into US dollars at the spot rate on the date received. The difference in exchange rates may affect the US dollar value of the credits for Swiss taxes relative to the US holder's US federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis US holders may translate Swiss taxes into US dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis US holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Swiss taxes.

### *19.2.2 Dispositions*

Subject to the PFIC rules discussed below, a US holder generally will recognise capital gain or loss on the sale or other disposition of the New Shares equal to the difference between the amount realised and the US holder's tax basis in the New Shares. This capital gain or loss will be long-term capital gain or loss if the US holder's holding period in the New Shares exceeds one year. Any gain or loss generally will be treated as arising from US sources. Deductions for capital losses are subject to significant limitations.

A US holder that receives foreign currency on the sale or other disposition of New Shares will realise an amount equal to the US dollar value of the foreign currency received on the date of disposition (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). The US holder will recognise currency gain or loss if the US dollar value of the currency received at the spot rate on the settlement date differs from the amount realised. A US holder will have a tax basis in the currency received equal to the US dollar value at the spot rate on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the currency generally will be US source ordinary income or loss.

### *19.2.3 Passive Foreign Investment Company*

The Company does not expect to be treated as a PFIC in the current or subsequent taxable years. Because the PFIC determination is made annually on the basis of the Company's income and assets, including goodwill, the Company cannot assure investors that it will not be a PFIC in the current or subsequent taxable years.

The Company would be a PFIC for any taxable year if, taking into account the income and assets of certain subsidiaries, 75% or more of the Company's gross income consists of passive income or 50% or more of the average quarterly value of the Company's assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes gains from transactions in commodities. The principal products of the Enlarged Group are commodities, but passive income does not include gains or losses from the sale of commodities if substantially all of the commodities are inventory, depreciable property used in its trade or business or supplies used or consumed in the ordinary course of business. The Company believes that it currently qualifies for the active business exception, but it cannot assure a US holder that the requirements for this exception will be met in future years.

If the Company were a PFIC in any year during which a US holder owned Nil Paid Rights, Fully Paid Rights or New Shares, dividends received by noncorporate US holders would not qualify for a preferential rate, and all US holders would be subject to additional taxes on any excess distributions received from the Company and on any gain realised from the sale or other disposition of the Nil Paid Rights, Fully Paid Rights or the New Shares (but not from the exercise of the Nil Paid Rights) whether or not the Company continued to be a PFIC. A US holder has an excess distribution to the extent that distributions on the New Shares during a taxable year exceed 125% of the average amount received during the three preceding years or, if shorter, the US holder's holding period (including the period the US holder held the Nil Paid Rights).

To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated rateably over the holding period, (ii) the amount allocated to the current year and any year before the Company became a

PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. If the Company were a PFIC, a US holder generally would be subject to similar rules with respect to distributions by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that also were PFICs.

If the Company becomes a PFIC in any tax year and the New Shares are actively traded on the London Stock Exchange or the SIX, a US holder may avoid some of the tax consequences just described by electing to mark the New Shares to market annually. Any gain from marking the New Shares to market or from disposing of them will be ordinary income. A US holder may recognise loss from marking the New Shares to market, but only to the extent of unreversed gains from marking them to market. Loss from marking New Shares to market will be ordinary, and loss on disposing of them will be an ordinary loss except to the extent of unreversed gains.

A US holder will not be able to elect to treat the Company as a qualified electing fund ("QEF"), because the Company does not intend to prepare the information that needed to make a QEF election.

US holders should consult their own tax adviser concerning the potential application of the PFIC provisions.

### 19.8 Transfer reporting requirements

If persons who take up the Nil Paid Rights or the Fully Paid Rights hold at least 80% of the Ordinary Shares immediately after the Rights Issue, a US holder who exercises Nil Paid Rights or Fully Paid Rights may be required to file Form 926 (or a similar form) with the IRS if the purchase, when aggregated with all transfers of cash or other property made by the US holder (or any related person) to the Company within the preceding twelve month period, exceeds US$100,000 (or its equivalent). A US holder who fails to file any such required form could be required to pay a penalty equal to 10% of the gross amount paid for the New Shares (subject to a maximum penalty of US$100,000, except in cases of intentional disregard). US holders should consult their tax advisers with respect to this or any other reporting requirement that may apply to an acquisition of the New Shares.

### 19.9 Backup withholding and information reporting

Dividends paid in respect of the New Shares and proceeds from the sale or exchange of Nil Paid Rights, Fully Paid Rights and New Shares may be reported to the US Internal Revenue Service ("IRS") unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments unless the US holder provides its taxpayer identification number or otherwise establishes a basis for exemption. Any amount withheld may be credited against a US holder's US federal income tax liability or refunded to the extent it exceeds the holder's liability.

**THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE NOTES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.**

## 20 Summary of the terms of the Underwriting Agreement

Pursuant to the Underwriting Agreement, Deutsche Bank and JPMorgan Cazenove have agreed, save in respect of rights which are taken up pursuant to the Glencore Undertaking[1], as agent for the Company to procure subscribers for some or all of the New Shares not taken up under the Rights Issue at a price not less than the total of the Issue Price (plus expenses), failing which, Deutsche Bank and J.P. Morgan Securities Ltd. have agreed to subscribe themselves for any such New Shares.

The Company has agreed to pay Deutsche Bank and JPMorgan Cazenove (a) a commission of 3% of the aggregate value at the Issue Price of 1,955,341,080 New Shares less the maximum number of New Shares that are subject to the

[1] As at 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) US$374,900,000 of the 2017 Convertible Bonds remain outstanding. At the current exchange price of £15.27, the 2017 Convertible Bonds are convertible into 13,571,812 Ordinary Shares. If all of the 2017 Convertible Bonds converted before the ex-rights date it would result in an additional 27,143,624 New Shares being offered pursuant to the Rights Issue. Given that the current exchange price of £15.27 is substantially higher than the existing market price of the Ordinary Shares, Xstrata does not believe that any of the 2017 Convertible Bonds will be converted before the ex-rights date and has,

Glencore Undertaking (being 673,602,666 New Shares); and (b) a further commission of 0.125% of the aggregate value at the Issue Price of 1,955,341,080 New Shares less the maximum number of New Shares that are subject to the Glencore Undertaking with respect to each additional period of seven full days or part thereof following the initial period of 30 days from and including the date of the Underwriting Agreement up to and including the second Business Day after the Closing Date (or such later date as determined pursuant to the terms of the Underwriting Agreement), or, if earlier, the date on which the obligations of the Banks under the Underwriting Agreement are terminated or lapse or the Underwriting Agreement ceases to be capable of becoming unconditional, provided that any commission so payable shall be reduced on a pro rata basis in respect of any period of less than seven full days.

The Company will generally pay all other costs, charges and expenses of, or incidental to, the Rights Issue including the Banks' reasonable legal and other out-of-pocket expenses and all related value added tax, if applicable.

The Underwriting Agreement is conditional on, amongst other things: all of the conditions to the Acquisition Agreement (save for the allotment and issue of the New Shares to be allotted and issued to Glencore under the Rights Issue and any condition which will be satisfied on Admission) having been fulfilled (or if capable of waiver, waived) by Admission; on this Prospectus being approved by and filed with the FSA in accordance with the Prospectus Rules and the FSMA and filed with the SIX in accordance with the Swiss Listing Rules and being made available to the public by not later than 6 February 2009 (or such later time or date as the Banks may agree); none of the representations, warranties or undertakings given by Xstrata in the Underwriting Agreement being breached, untrue, inaccurate or misleading in any respect when made; the Glencore Undertaking becoming unconditional subject only to Admission; Admission and Swiss Admission occurring at or before 8.00 a.m. (London time) on 9 March 2009 (or such later time or date as the Company and the Banks may agree); and the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

The Underwriting Agreement confers on the Banks the right to terminate their obligations, prior to Admission for amongst other things any material inaccuracy or omission from documents relating to the Rights Issue, including this Prospectus; material breach of any of the representations, warranties or undertakings provided by the Company pursuant to the Underwriting Agreement or of any other provision of the Underwriting Agreement; any breach by Glencore or Finges of their obligations under the Glencore Undertaking or a "Disposal" (as that term is defined in the Glencore Undertaking) of an interest in any Ordinary Shares or any rights in respect of Ordinary Shares (i) on an event of default or perfection or enforcement of security under any arrangement with any bank or financial institution(s) (or any subsidiary(ies) or affiliate(s) of any such bank or financial institution(s)) in connection with any arrangement entered into by either Glencore or Finges (or any other subsidiary(ies) or affiliate(s) of Glencore), inter alia, in connection with the provision of finance to the Glencore group of companies or any affiliate of any such member of the Glencore group of companies, whether such arrangement is documented by way of one or more (or a combination of) loans, derivatives transactions (including repurchase agreements and forward sale contracts), or (ii) which is necessary in order for it to be in compliance with or not in breach of any applicable law or regulation or any ruling or pronouncement of any court, tribunal or regulatory authority with competent jurisdiction; a change in national or international financial, economic or political conditions, as would be likely to materially prejudice the success of the Rights Issue and the distribution of the New Shares or dealings in the New Shares in the secondary market.

Pursuant to the Underwriting Agreement, the Company and the Banks have agreed that if a supplementary prospectus is issued by the Company two or fewer Business Days prior to the latest time and date for acceptance and payment in full

---

therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion. The Xstrata Employee Share Ownership Trust and Xstrata Employee and Directors' Share Ownership Trust currently hold in aggregate 5,074,064 Ordinary Shares to satisfy the exercise or vesting of awards granted pursuant to the Xstrata Share Schemes. In addition to the 2017 Convertible Bonds, if all options and awards in respect of Ordinary Shares granted under the Xstrata Share Schemes prior to 30 January 2009 (being the latest practicable date prior to the publication of this Prospectus) and capable of being exercised prior to the ex-rights date were to be exercised prior to the ex-rights date, the Directors would be required to issue a further 11,824 Ordinary Shares. This would result in an additional 23,648 New Shares being offered pursuant to the Rights Issue. Given the exercise prices of these options are, in most cases, substantially higher than the existing market price of the Ordinary Shares, Xstrata has assumed that none of these options will be exercised before the ex-rights date and has, therefore, not sought to underwrite any of the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such exercise. As the additional New Shares that could theoretically be offered pursuant to the Rights Issue following any such conversion or exercise are not underwritten, if they are not subscribed for (whether by Qualifying Shareholders or otherwise) then they will not be allotted and issued. Even if all the New Shares the subject of the Rights Issue are not subscribed for (whether by Qualifying Shareholders, the Joint Underwriters or otherwise), those New Shares which have been taken up will be allotted to persons who have validly subscribed for New Shares if the Rights Issue becomes unconditional.

under the Rights Issue (or such later date as may be agreed by the Company and the Banks), such date shall be deemed to be the date which is three Business Days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

The Underwriting Agreement also contains: (i) certain customary warranties by the Company as to the accuracy of the information contained in this Prospectus and in relation to other matters relating to the Enlarged Group and its businesses; (ii) indemnities from the Company in favour of each of the Banks; and (iii) certain undertakings from the Company relating, amongst other things, to consultation with, and the provision of information to, the Banks.

Glencore has irrevocably undertaken in the Glencore Undertaking described in paragraph 21.2 of this Part IX to take up in full its entitlements under the Rights Issue.

## 21 Material contracts

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Xstrata or any member of the Xstrata Group within the two years immediately preceding the date of this Prospectus which are, or may be, material or which have been entered into by Xstrata or any member of the Xstrata Group at any other time and which contain provisions under which Xstrata or any member of the Xstrata Group has an obligation or entitlement that is material to the Xstrata Group as at the date of this Prospectus:

### 21.1 Underwriting Agreement

The Underwriting Agreement dated 29 January 2009 between the Company and the Banks, details of which are set out in paragraph 20 of this Part IX.

### 21.2 Glencore Undertaking

The Glencore Undertaking dated 29 January 2009 is between Glencore International, Finges and the Company. Pursuant to the Glencore Undertaking, Finges, a wholly-owned subsidiary of Glencore International, irrevocably undertakes to take up in full its entitlements to subscribe for New Shares under the Rights Issue. The consideration paid by Xstrata in connection with the Proposed Acquisition will be used by Glencore to take up its entitlements under the Rights Issue. This undertaking will cease to have effect if the following conditions are not fulfilled by 30 April 2009: (i) the publication of this Prospectus; (ii) Prodeco Closing; and (iii) Admission of the New Shares, nil paid.

Finges has also undertaken in the Glencore Undertaking to exercise or procure the exercise of all voting rights in respect of its Ordinary Shares in favour of each of the Rights Issue Resolutions. Since the Proposed Acquisition Resolution is in respect of a related party transaction for the purposes of the Listing Rules, each of Glencore International and Finges has further irrevocably undertaken that: (a) it shall not exercise or procure the exercise of any voting rights in respect of any Ordinary Shares on the Proposed Acquisition Resolution; and (b) it will take all reasonable steps to ensure that its associates will not exercise or procure the exercise of any voting rights in respect of the Proposed Acquisition Resolution.

The Glencore Undertaking also contains a lock-up in relation to Glencore International's and Finges's interests in Xstrata that will expire six months after the latest time and date for acceptance and payment in full of entitlements to subscribe for New Shares pursuant to the Rights Issue. The lock-up arrangements do not prevent a disposal by Glencore International or Finges of an interest in Xstrata: (i) pursuant to certain merger or take over transactions in respect of Xstrata and its Ordinary Shares; (ii) which is the subject of a distribution or dividend; (iii) necessary for Glencore International or Finges to be in compliance with or not in breach of any applicable law or regulation or any ruling or pronouncement of any court, tribunal or regulatory authority; (iv) to any other member of Glencore which enters into similar undertakings with Xstrata; (v) to any financial institution in connection with any financing arrangement (provided that such disposal does not prevent full compliance with Glencore's undertakings to vote in favour of the Rights Issue Resolutions or to take up its entitlements to subscribe for New Shares, except where any such disposal is as a result of the perfection of a security interest) or to any financial institution to hold as custodian, nominee or agent; (vi) in connection with the acceptance of a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 979 of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; or (vii) in connection with the execution and delivery by Glencore International and/or Finges of an irrevocable commitment or undertaking to accept a general offer (without any

further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in (vi) above. Xstrata understands that a substantial portion of Glencore International and Finges's holding is subject to collateral or similar arrangements related to the provision of finance to Glencore. The Glencore Undertaking does not prevent the disposal of any interest in Ordinary Shares as a result of the perfection of a security interest.

Glencore has irrevocably and unconditionally guaranteed to the Company the due and punctual performance by Finges of all its obligations under or pursuant to the Glencore Undertaking.

### 21.3 The Acquisition Agreement and the Call Option Agreement

The Acquisition Agreement and the Call Option Agreement, each of which is described in Part IV — "Principal Terms of the Proposed Acquisition" of the Circular (which has been incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference").

### 21.4 Lonmin Stake Acquisition

Between August and October 2008 the Xstrata Group acquired 38,939,421 ordinary shares in Lonmin, which represented approximately 24.9% of Lonmin's then issued ordinary share capital. The total cash consideration for the acquired Lonmin ordinary shares was £991 million (US$1,878 million). Further detail is set out in paragraph 24 of this Part IX.

### 21.5 PGM properties heads of agreement

On 6 August 2008, Genorah Resources, Nkwe Platinum Limited and Xstrata South Africa executed a binding heads of agreement granting Xstrata South Africa an exclusive option to acquire a 50% interest in five PGM properties (collectively the farms Hoepekrantz, Nooitverwacht, Eerste Geluk, Garatouw and De Kom) situated on the eastern limb of the Bushveld Igneous complex. The option is exercisable upon the completion of a bankable feasibility study over the properties, which is currently ongoing and is expected to be completed by the end of 2009 and the grant of the necessary regulatory approvals. On exercise of the option, Xstrata South Africa will acquire a 50% participation interest in the properties from Nkwe and Genorah. The parties will form a joint venture, in which Xstrata South Africa's interest will be 50%, while Nkwe and Genorah will collectively have an interest in the remaining 50%. Following the exercise of the option, Xstrata South Africa will fund the total development costs of the properties from mining through to concentrating. The joint venture will extend to any contiguous properties currently (or in the future) under the control of any of the parties in addition to the properties.

### 21.6 Resource Pacific offer

On 5 December 2007, Titan Holdings Finance Pty Ltd. ("Titan Holdings"), a wholly-owned subsidiary of Xstrata Coal, made an unconditional all cash offer to acquire all of the issued and outstanding shares in Resource Pacific Holdings Limited ("Resource Pacific") for A$2.85 per share. The offer valued Resource Pacific at approximately A$960 million. Titan Holdings increased its offer to A$3.20 per Resource Pacific share on 8 February 2008, valuing Resource Pacific at approximately A$1,077 million. On 10 March 2008, Titan Holdings announced the acquisition of a relevant interest in 99.21% of the shares in Resource Pacific, taking its own shareholding together with that of Marubeni Corporation and Marubeni Coal Pty Ltd ("Marubeni Coal"), with which it was acting together in terms of a co-operation agreement. Titan Holdings proceeded to acquire the remaining shares in Resource Pacific through compulsory acquisition. The shares held by Marubeni Corporation and Marubeni Coal amounted to 10.24% of the shares in Resource Pacific. Since this acquisition proceeded by way of an off-market takeover, the sellers of the shares did not provide any warranties in respect of Resource Pacific's operations. Titan Holdings subsequently disposed of a further 11.98% of the shares in Resource Pacific to Marubeni Corporation and Marubeni Coal, giving them a total shareholding of 22.22%. Titan Holdings therefore has a current shareholding of 77.78% in Resource Pacific. The terms on which the shares were sold to Marubeni Corporation and Marubeni Coal did not include warranties in respect of the business of Resource Pacific, but only as to the title to the shares. The relationship of the shareholders in Resource Pacific is governed by a shareholders agreement between them.

### 21.7 Jubilee Mines NL

In October 2007, Ithaki Australia Pty Ltd, a wholly owned subsidiary of Xstrata, made an off-market takeover offer for Jubilee Mines NL ("Jubilee"). The offer was for A$23.00 per share, valuing Jubilee at approximately

A$3.1 billion (approximately US$2.9 billion). The Jubilee board of directors unanimously recommended the offer. On 31 January 2008, the offer was declared unconditional in all respects and subsequently on 22 February 2008, Xstrata Nickel, declared an interest of 97% in Jubilee, and proceeded to compulsorily acquire the remainder of Jubilee shares. Xstrata Nickel now holds 100% of the shares in Jubilee. Since this acquisition proceeded by way of purchase of an off-market takeover, the sellers of the shares did not provide any warranties in respect of Jubilee's operations.

### 21.8 Anvil Hill sale deed

On 17 September 2007, Andros Australia Pty Limited (now Xstrata Mangoola Pty Limited) ("Andros") entered into a sale deed with Centennial Coal Company Limited ("Centennial") to acquire the land and assets making up the Anvil Hill project for A$425 million, subject to certain adjustments. On 17 October 2007, the acquisition completed at a total cost of US$468 million, following receipt of ministerial approval and the resolution of certain conditions precedent. As the transaction proceeded as a sale of assets, Andros acquired the relevant mining lease applications from Centennial. The other assets acquired included the benefit certain services and infrastructure contracts required in connection with the operation of the proposed mine. Andros also acquired the benefit of several co-operation agreements, call options over certain areas of land and a put and call option in relation to a further area of land, as well as certain freehold properties, certain property licences and residential tenancy agreements and water licences. Andros also assumed certain agreed liabilities relating to the proposed mine, including liabilities related to the period prior to the purchase. Centennial provided certain warranties in respect of the transaction and the project, but the period for claims under those warranties has expired and no claims have been made.

### 21.9 Austral Coal Limited offer

On 17 September 2007 Helios Australia Pty Ltd. ("Helios"), a wholly-owned subsidiary of Xstrata Coal, made an off-market cash offer to acquire all of the issued and outstanding shares in Austral Coal Limited ("Austral") at A$1.83 per share. The offer valued Austral at approximately A$557 million on a fully diluted basis and was unanimously recommended by the Austral board of directors. On 30 October 2007, Xstrata Coal announced the successful acquisition of a majority shareholding of more than 80% and confirmed that its offer was therefore unconditional in all respects. Through further acceptances and the compulsory acquisition of remaining shareholdings in Austral, Helios subsequently acquired 100% ownership of Austral. Since this acquisition proceeded by way of an off-market takeover, the sellers of the shares did not provide any warranties in respect of Austral's operations.

### 21.10 Eland Acquisition

On 7 August 2007, Xstrata Alloys made an offer to acquire the entire issued share capital of Eland by way of a scheme of arrangement for a total cash consideration of approximately ZAR7,525 million (approximately US$1 billion), equivalent to ZAR105 per share. On 14 November 2007, the scheme of arrangement was confirmed by the High Court of South Africa and Xstrata Alloys acquired 100% of Eland. Xstrata Alloys also acquired an additional 9% interest in the Elandsfontein Project increasing its interest in that project to 74%. The total cost of the acquisition was US$1,113 million.

### 21.11 Xstrata Aluminum disposal agreement

On 10 April 2007, Noranda Finance Inc, an indirect wholly owned subsidiary of Xstrata, and Music City Acquisition Corp, an indirect wholly owned subsidiary of Apollo Management LP, entered into a stock purchase agreement pursuant to which Noranda Finance Inc sold the shares in certain subsidiary companies which owned and operated the assets comprising the Noranda Aluminum business, which business was acquired by Xstrata through the Falconbridge Acquisition. The agreed consideration payable pursuant to the stock purchase agreement was US$1.15 million subject to certain adjustments and conditions including HSR clearance and the completion of a restructuring to effect the transfer out of the sold subsidiary companies of those assets and liabilities which were held by those entities which did not relate to the Noranda Aluminum business and were to be retained by Xstrata. Amongst other terms of the stock purchase agreement, Noranda Finance Inc agreed to indemnify Music City Acquisition Corp against any future liabilities arising from certain warranty breaches, pre-closing restructuring, entities previously divested and pre-closing environmental conditions. Noranda Finance Inc's indemnity obligations are guaranteed by Xstrata (Schweiz) AG but subject to certain limitation periods for bringing claims (some of which have already expired), minimum individual claim threshold

amounts and cumulative losses before bringing claims and an overall liability cap. On 18 May 2007, the stock purchase agreement completed for a total cash consideration of US$1,120 million after adjustments and following satisfaction of the conditions precedent. To date, no circumstances have occurred and nor has Xstrata received any notice to suggest that any claims will be brought pursuant to the remaining indemnities.

### 21.12 Koniambo Nickel SAS joint venture financing agreements

Funding agreements have been entered into to provide financing for capital expenditure associated with the Koniambo project in New Caledonia.

#### *21.12.1 Senior Facility*

A financing scheme, the Loi Girardin facility ("LG Facility"), was implemented in 2007 to provide partial funding for the construction of a coal-fired power station as part of the Koniambo project. On 31 December 2007 Koniambo Nickel SAS ("KNS") (the joint venture company beneficially owned 51% by Societé Minière du Sud Pacifique (SMSP) and 49% indirectly by Xstrata Canada Corporation) entered into a US$655.7 million senior facility agreement with XSJ Finance Ltd.[2] (the "Senior Facility"). The Senior Facility has an interest rate of 8% per annum and has a term of 25 years with the principal amortised between years 6 and 25. The Senior Facility was established to cover any shortfall in funding for the power station construction costs not fulfilled by the LG Facility.

#### *21.12.2 Junior Facility*

KNS also entered into a junior facility agreement with SMSP and XSJ Finance Ltd.[3] on 31 December 2007 (the "Junior Facility"). The total lender commitment under the Junior Facility is approximately US$3,535 million (the "Total Lender Commitment"), which will adjust according to KNS's funding needs for the project. Under the terms of the Junior Facility agreement SMSP has the option, but not the obligation, to fund up to 51% of every Junior Facility funding request by KNS ("Utilisation Request"), while XSJ Finance Ltd. has the obligation to fund any Utilisation Request shortfall. As of the date of this Prospectus, XSJ Finance Ltd. has contributed US$430 million and SMSP has contributed US$173 million to the Junior Facility. The Junior Facility has an interest rate of 4.8% plus participating coupons per annum and has a term of 25 years with the principal amortised between years 5 and 25. The Junior Facility contributes to KNS's funding requirements for the project as well as providing shortfall funding to the Senior Facility in regard to the construction of the power station.

### 21.13 Debt Facilities Agreements

#### *21.13.1 The Syndicated Facility*

On 25 July 2007 Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited entered into US$4,680 million multi-currency revolving facilities with Barclays Capital and The Royal Bank of Scotland plc as arrangers and bookrunners, Barclays Bank plc as facility agent and various other banks as original lenders, which facilities are guaranteed by certain other subsidiaries of Xstrata. The Syndicated Facility was further amended on 15 October 2008 to allow Xstrata Canada Financial Corp to become a borrower under the facilities rather than just a guarantor and further amended on 30 December 2008 to allow for an administrative amendment to be made. The purpose of adding another Canadian borrower was to take advantage of recent changes in Canadian withholding tax legislation.

Interest is payable on the loans at the rate which is the aggregate of: (i) LIBOR or, in relation to any loan in euro, EURIBOR; (ii) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and (iii) the relevant margin, which is 0.275% per annum. The interest payable on swingline loans is the higher of: (i) the prime rate as determined by the facility agent at such time and (ii) 0.5% per annum plus the federal funds rate at such time. Agency fees of US$55,000 per annum are also payable in advance. The Syndicated Facility is available until 1 July 2012 and all amounts must be repaid by 31 July 2012.

[2] XNC Finance Ltd. and FNC Finance Ltd. (both wholly owned Xstrata subsidiaries) are additional lenders in the Senior Facility. FNC Finance Ltd. has lent the majority of its US$94 million lending allotment to KNS.

[3] XNC Finance Ltd. is an alternate lender in the Junior Facility.

### *21.13.2 The Club Facility*

On 1 October 2008, Xstrata (Schweiz) AG, Xstrata Canada Financial Corporation and Xstrata Finance (Dubai) Limited entered into a US$5,000 million multi-currency revolving facilities agreement with Banco Bilboa Vizcaya Argentaria SA (London Branch), Barclays Capital, BNP Paribas, Calyon, Commerzbank AG, London Branch, Commonwealth Bank of Australia, Deutsche Bank AG, London Branch, Dresdner Kleinwort, Intesa Sanpaolo spa, Lloyds TSB Bank plc, Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia, The Bank of Tokyo-Mitsbushi UFJ, Ltd., The Royal Bank of Scotland plc and the Toronto-Dominion Bank as arrangers with Barclays Capital, BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Calyon, Commerzbank AG, London Branch, Deutsche Bank, Dresdner Kleinwort, the investment banking division of Dresdner Bank AG, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acting as bookrunners and Barclays Bank plc acting as facility agent. The Club Facility was amended on 30 December 2008 to reflect the addition of J.P. Morgan plc as an arranger and bookrunner and the increase in the facility amount to US$5,458,537,500.

The Xstrata Group used the Club Facility between August and October 2008 to pay for the Xstrata Group's interest in Lonmin and to refinance existing facilities. Interest is payable on the loans at the rate which is aggregate of:

(a) LIBOR or, in relation to any loan in euro, EURIBOR;

(b) mandatory costs (being regulatory costs of the lenders which are passed on to the borrowers); and

(c) the relevant margin,

which is 1.50% per annum.

The Club Facility is available until 30 September 2011 and all amounts must be repaid by 30 September 2011.

### *21.13.3 Financial covenants*

The Syndicated Facility and the Club Facility include financial covenants that require Xstrata to maintain certain financial ratios.

Pursuant to these covenants, which are calculated in accordance with IFRS, Xstrata must ensure that:

(a) the ratio of its consolidated borrowings to EBITDA does not exceed 3.00:1.00 for (i) any financial year, or (ii) any 12-month period constituting the second six months of one financial year and the first six months of the next financial year; and

(b) the ratio of its EBITDA to interest expense does not fall below 4.00:1.00 for (i) any financial year, or (ii) any 12-month period constituting the second six months of one financial year and the first six months of the next financial year.

Xstrata has complied with these covenants, to the extent applicable, since the execution of the Syndicated Facility and Club Facility in July 2007 and October 2008, respectively.

### *21.13.4 Mandatory prepayment*

The Syndicated Facility and the Club Facility contain certain mandatory prepayment events including: (i) illegality; and (ii) a change of control of Xstrata AG.

The Syndicated Facility and the Club Facility contain representations, warranties and undertakings (including financial condition covenants and undertakings) and contain a guarantee from the Company and certain other members of the Xstrata Group in favour of the lenders of the Syndicated Facility and the Club Facility, which are typical for these type of credit agreements. It also contains customary events of default upon occurrence of which the lenders may terminate and demand repayment of the Syndicated Facility and the Club Facility.

## 21.14 2017 Convertible Bonds

A trust deed dated 13 October 2006 between Xstrata Capital, Xstrata and Law Debenture Trustees Limited as trustee constituting the 2017 Convertible Bonds. Under the trust deed, Law Debenture Trustees Limited is appointed to act as trustee of the 2017 Convertible Bonds. Xstrata Capital issued on 13 October 2006 US$375 million of guaranteed convertible bonds due 14 August 2017 (the 2017 Convertible Bonds) to Trilon which is a subsidiary of Brookfield Asset Management Inc., a company formerly known as Brascan Corporation ("Brookfield"), convertible, at any time after the issue of the 2017 Convertible Bonds, at the option of the holder

into 4.00% exchangeable redeemable preference shares of Xstrata Capital which are exchangeable immediately upon issuance for fully paid new Ordinary Shares. The 2017 Convertible Bonds are guaranteed by Xstrata with a coupon of 4.00% per annum. The initial exchange price was £17.1315. Following the 2006 Rights Issue, the total number of Ordinary Shares that the 2017 Convertible Bonds could convert into increased to 13,575,432 and the conversion price was adjusted to £15.27. Unless previously redeemed or converted or purchased and in each case cancelled, 2017 Convertible Bonds will be redeemed on 14 August 2017 at their principal amount together with unpaid accrued interest (if any) and, at any time after 14 August 2010, Xstrata Capital may, on giving notice, redeem the 2017 Convertible Bonds at their principal amount together with interest accrued to the date fixed for redemption. The 2017 Convertible Bonds are listed on the Professional Securities Market of the London Stock Exchange.

### 21.15 RBCT Shareholders' Agreement

A shareholders' agreement (the "RBCT Shareholders' Agreement") dated 21 August 2006 between Xstrata South Africa, RBCTCL, Ingwe Collieries Limited (a South African subsidiary of BHP Billiton), Anglo Operations Limited, Total Coal South Africa (Proprietary) Limited, Sasol Mining (Proprietary) Limited, Kangra Coal (Proprietary) Limited, Eyesizwe Coal (Proprietary) Limited and South Dunes Coal Terminal Agency (Proprietary) Limited regulating the relationship of the parties in relation to the Richards Bay Coal Terminal and providing for the admission of South Dunes Coal Terminal Agency (Proprietary) Limited as a shareholder of Richards Bay Coal Terminal Company Limited. Provision is made in the RBCT Shareholders' Agreement for the shareholders to provide guarantees with respect to any new or changed arrangements in relation to the financing of Phase III of the Richards Bay Coal Terminal in the event that all shareholders have agreed such expansion. The RBCT Shareholders' Agreement records in regard to each share in RBCTCL that, although the entitlement to throughput coal through the Richards Bay Coal Terminal may be granted to commercial users who do not own shares in RBCTCL, the correlation between shares in RBCTCL and the corresponding entitlement (defined as the right of RBCTCL shareholders to load tonnage of export coal through the Richards Bay Coal Terminal) shall be continued. The RBCT Shareholders' Agreement makes provision in respect of throughput, entitlement and committed actual tonnage usage, liability for wharfage fees, operating charges, interest charges, capital charges, shortfall in committed actual tonnage usage, temporary transfer of the right to utilise the entitlement to export coal through the Richards Bay Coal Terminal and the transfer of shares and such entitlement. Various events of default are specified and, in the event of default, each of the non-defaulting shareholders of RBCTCL acquires an option to acquire a portion of the defaulter's shares. The RBCT Shareholders' Agreement also makes provision for the "Quatro Development" and Phase V expansion of the Richards Bay Coal Terminal. The Quatro Development is the development designed to increase the throughput capacity of the Richards Bay Coal Terminal from 72 Mtpa of export grade coal with the right to utilise 34 grades to 76 Mtpa of export grade coal with the right to utilise 34 grades. The Phase V expansion programme is to increase throughput capacity further to 91 Mtpa. See also Part II — "Information on the Xstrata Group — Xstrata Coal Summary — South African operations".

### 21.16 ARM Coal agreements

The following agreements, each dated 27 February 2006 except for the preference share subscription agreement described in paragraph (f) below which is currently being finalised following the exercise of the option referred to in paragraph (c) below (the "Second Preference Share Subscription Agreement"), in connection with the agreement of the Xstrata Group and African Rainbow Minerals Limited ("ARM") to establish a new black controlled coal mining company called ARM Coal, with operating assets and growth projects in South Africa and participation in the export and domestic thermal coal markets:

(a) an ordinary share subscription and shareholders' agreement (the "Ordinary Share Subscription and Shareholders' Agreement") between ARM, Xstrata (Schweiz) AG and Lexshell 676 Investments (Proprietary) Limited (the latter renamed ARM Coal (Proprietary) Limited) ("ARM Coal"), under which ARM and Xstrata (Schweiz) AG agreed to subscribe for ordinary shares in ARM Coal;

(b) a preference share subscription and shareholders' agreement between ARM, Xstrata (Schweiz) AG, Xstrata South Africa and ARM Coal, under which ARM Coal agreed to subscribe for preference shares in Xstrata South Africa using the proceeds received from ARM and Xstrata (Schweiz) AG for ordinary shares in ARM Coal under the Ordinary Share Subscription and Shareholders' Agreement;

(c) an option agreement between Xstrata South Africa, ARM, ARM Coal and Xstrata (Schweiz) AG under which Xstrata South Africa agreed to grant ARM an option to subscribe for further preference shares in

Xstrata South Africa to increase its participation by up to a further 10%. ARM exercised this option in full in August 2006 and accordingly will enter into the Second Preference Share Subscription Agreement;

(d) a notarial joint venture agreement between Xstrata South Africa and ARM Coal in relation to the establishment of an unincorporated mining joint venture at Goedgevonden between Xstrata South Africa and ARM Coal (the "Goedgevonden Project");

(e) a facility agreement between Xstrata South Africa and ARM Coal under which Xstrata South Africa agreed to provide debt funding to ARM Coal of ZAR765 million (approximately US$117.6 million) in order for ARM Coal to acquire a 51% interest in the Goedgevonden Project and up to ZAR1.2 billion (approximately US$184.5 million) in order for ARM Coal to make its contributions to the Goedgevonden Project during the feasibility phase and development phase of the Goedgevonden Project; and

(f) the Second Preference Share Subscription Agreement between ARM, Xstrata (Schweiz) AG, Xstrata South Africa and ARM Coal, under which ARM Coal will agree to subscribe for preference shares in Xstrata South Africa for a cash consideration of ZAR400 million (approximately US$51.7 million).

### 21.17 XK Platinum Partnership agreements

A notarial sale and partnership agreement dated 22 February 2006 (the "Sale and Partnership Agreement") between Xstrata South Africa, Kagiso Platinum Venture (Proprietary) Limited ("KPV"), Rustenburg Platinum Mines Limited ("RPM") and Kagiso Trust Investments (Proprietary) Limited ("Kagiso"), in relation to the formation of a black economic empowerment partnership with Kagiso, through the special purpose vehicle KPV, (the "XK Platinum Partnership") in respect of the Xstrata Group's former 50% interest in the Mototolo Joint Venture as described in paragraph 21.18 of this Part IX below.

Pursuant to the terms of the Sale and Partnership Agreement:

(i) the parties to the Sale and Partnership Agreement together with Mototolo Holdings (Proprietary) Limited ("MH") entered into a third addendum dated 22 February 2006 to the Mototolo Joint Venture Agreement dated 12 July 2005 between RPM, Xstrata South Africa and MH (as previously amended by a first addendum dated 30 August 2005 and a second addendum dated 22 September 2005) (the "Mototolo Joint Venture Agreement") in terms of which the XK Platinum Partnership has become a party to the Mototolo Joint Venture Agreement and assumed most of the rights and obligations of Xstrata South Africa; and

(ii) Xstrata South Africa, KPV, RPM and MH entered into an addendum dated 22 February 2006 to the shareholders' agreement dated 12 July 2005 between Xstrata South Africa and RPM as co-shareholders in MH, recognising the admission of KPV as a shareholder in MH.

In order to facilitate Kagiso's fundraising in relation to the Mototolo Joint Venture, Xstrata South Africa and Investec Bank Limited ("Investec") entered into a guarantee agreement dated 23 March 2006 (the "Guarantee Agreement"). Under the Guarantee Agreement, as security for certain of the obligations and responsibilities of KPV towards Investec in terms of a project loan facility agreement between KPV and Investec (the "PLF Agreement"), Xstrata South Africa provided an on demand guarantee of the performance by KPV of the obligations of KPV to Investec under the PLF Agreement, limited to an amount of ZAR100 million (approximately US$12.9 million), until the technical completion date of the Mototolo Joint Venture project.

Xstrata South Africa, Investec and KPV also entered into a subordination agreement dated 23 March 2006, pursuant to which Xstrata South Africa agreed to subordinate certain of its claims against KPV in connection with Mototolo Joint Venture agreements in favour of and for the benefit of Investec's claims against KPV under the PLF Agreement.

Xstrata South Africa, RPM, MH, Investec, KPV and Kagiso also entered into a lender-sponsor agreement dated 29 March 2006 primarily to regulate the manner in which Investec will realise security, including ahead of any claims of Xstrata South Africa subject to the terms of the agreement, upon a default of the terms of the PLF Agreement and where KPV is in breach of certain of the provisions of the Sale and Partnership Agreement.

### 21.18 Mototolo Joint Venture

The Mototolo Joint Venture notarial pooling and sharing agreement between Xstrata South Africa, RPM (a member of the Anglo Platinum Group) and MH dated 12 July 2005 (as amended by a first addendum dated 30 August 2005, a second addendum dated 22 September 2005 and a third addendum dated 22 February 2006), pursuant to which Xstrata

South Africa and RPM entered into an unincorporated joint venture (the "Mototolo Joint Venture") in respect of platinum group metal ("PGM") resources in Mpumalanga Province in South Africa. Xstrata South Africa and RPM initially had an equal 50% participation interest in the Mototolo Joint Venture, although Xstrata South Africa's participation reduced to 37% as of 11 May 2006 in connection with the arrangements described in paragraph 21.17 of this Part IX above.

Under the Mototolo Joint Venture Agreement, Xstrata South Africa agreed to develop and operate the underground mine, contributing its expertise in mechanised room and pillar mining, while RPM agreed to construct and manage a 200,000 tonnes per month PGM concentrator.

In terms of a concentrate sale agreement between RPM and Xstrata South Africa, dated 12 July 2005, RPM also agreed to purchase Xstrata South Africa's 50% share of PGM concentrate for further smelting refining and marketing of finished product and Xstrata South Africa agreed to construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and to purchase RPM's share of chrome concentrate.

### 21.19 Las Bambas option agreement

An option contract dated 1 October 2004 between Empresa Minera del Centro del Peru S.A. ("Centromin") and Xstrata Peru S.A. ("Xstrata Peru") relating to the grant of an option for a term of five years, with the potential to extend by a new option contract for a further one year.

The agreement was entered into following the Xstrata Group winning the right, in August 2004, to explore, and the option to develop, the Las Bambas copper-gold-molybdenum project in Southern Peru following an international bid process conducted by ProInversion (Peru's Private Investment Promotion Agency).

The consideration for the initial option was US$45.5 million plus US$500,000 and US$750,000 for each six months in year 5 and year 6 of the option respectively. On the exercise of the option, Centromin agreed to execute a transfer agreement relating to the transfer of mining tenements covering approximately 35,000 hectares and including the Chalcobamba, Ferrobamba, Sulfobamba and Charcas deposits and other assets to Xstrata.

The Las Bambas copper project is within the Southern Peru copper belt, which hosts a series of major copper operations including Toquepala and Cuajone (SPCC), the Tintaya operation and Cerro Verde (Phelps Dodge). It is located in the district of Apurimac, 260 kilometres from Cuzco. Exploration work indicated a resource in excess of 500 million tonnes and copper grades of over 1%.

Xstrata Peru continues to progress work and liaise with ProInversion, Centromin and the Government of Peru to complete exploration and feasibility work in accordance with the option contract. During or at the end of this period, Xstrata Peru has the right to exercise its option to develop the copper operation.

### 21.20 PSV Pooling and Sharing Agreement

A notarial pooling and sharing agreement between Xstrata South Africa and Merafe Resources Limited ("Merafe") dated 23 February 2004 (the "Pooling and Sharing Agreement") establishing the Xstrata Merafe Chrome Venture, pursuant to which the parties pool their respective South African chrome and ferrochrome assets in the Pooling and Sharing Venture ("PSV") and share in the earnings from such assets.

The Xstrata Group's Chrome Business assets consist of seven operating chromite mines and 20 ferrochrome furnaces, all of which are managed through the PSV. Two of the ferrochrome furnaces were until 16 November 2005 owned in a 50/50 production joint venture, known as the Gemini Joint Venture, with Samancor Limited ("Samancor"), a major South African ferrochrome producer. Merafe concluded a transaction with Samancor which resulted in Merafe replacing Samancor in the Gemini Joint Venture and all associated mining activities with effect from 16 November 2005. The assets and business of the Gemini Joint Venture and certain strategic chrome reserves which were also acquired as part of the transaction have been incorporated within the PSV. The assets are now managed along with all of the other PSV assets and fall under the control and management of the Joint Board of the PSV.

Xstrata South Africa's attributable interest in the PSV is staggered over time, with its current participation from 1 July 2006 being 79.5%. Immediately following the formation of the PSV on 1 July 2004, Merafe's participation was 11%. Under the terms of the pooling arrangements, Merafe's interest increased to 14% on 1 July 2005, to 17% on 16 November 2005 following the contribution of its share of the Gemini Joint Venture assets, and to 20.5% from 1 July 2006.

The following addenda and adjustment agreements have been entered into in relation to the above arrangements:

(a) an addendum dated 8 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(b) a second addendum dated 30 April 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to extend the date of fulfilment of a suspensive condition in the Pooling and Sharing Agreement;

(c) a third addendum dated 25 June 2004 between Xstrata South Africa and Merafe, pursuant to which the parties agreed to reinstate the Pooling and Sharing Agreement with effect from 31 May 2004, extend the date of fulfilment of the suspensive conditions contained in the Pooling and Sharing Agreement and amend the provisions of the Pooling and Sharing Agreement relating to EBITDA and capital expenditure;

(d) a fourth addendum dated 8 December 2004 between Xstrata South Africa and Merafe, pursuant to which the parties amended various provisions in the Pooling and Sharing Agreement pertaining to EBITDA, net working capital, environmental obligations, maintenance capital, the inclusion by Xstrata South Africa of a further asset in the PSV, and various other miscellaneous issues;

(e) an agreement dated 3 May 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome and Mining (Proprietary) Limited ("Merafe Ferrochrome") in relation to the adjustment of the parties' respective participant interests in the PSV, pursuant to which the parties agreed to amend the Pooling and Sharing Agreement so that Merafe's share in the PSV would increase to 17%;

(f) a fifth addendum agreement dated 15 November 2005 between Xstrata South Africa, Merafe and Merafe Ferrochrome, pursuant to which the parties conditionally agreed to amend the Pooling and Sharing Agreement to make provision for the inclusion of the Project Lion ferrochrome expansion project as part of the PSV and the consequent adjustment of Merafe's share in the PSV so that, with effect from 1 July 2006, Merafe's share in the PSV increased to 20.5%;

(g) a sixth addendum agreement between Xstrata South Africa, Merafe and Merafe Ferrochrome, pursuant to which Xstrata South Africa agreed to loan Merafe Ferrochrome ZAR147,460,500 (approximately US$15.7 million). The loan will bear interest at the South African prime rate and Xstrata South Africa is entitled, until Merafe's obligations to Xstrata South Africa under the addendum have been discharged, to a pro-rata portion of the EBITDA cash distributions made to Merafe Ferrochrome under the Pooling and Sharing Agreement (calculated in accordance with a formula); and

(h) a seventh addendum agreement dated 22 November 2007 between Xstrata South Africa, Merafe and Merafe Ferrochrome, in relation to a new project known as Project Bokamoso comprising the construction and commissioning of two sintering and pelletising plants at the Wonderkop smelting facility for the combined production of approximately 1,200 ktpa pellets. Under the agreement Merafe Ferrochrome agreed to refund to certain costs to Xstrata South Africa (which have now been paid). The agreement also clarified the terms on which any additional capital expenditure would be contributed.

The parties are currently discussing an eighth addendum agreement in relation to the use of funds and repayment of certain debt by the PSV.

### 21.21 Relationship Agreement

The Relationship Agreement dated 20 March 2002 between the Company and Glencore International regulating the continuing relationship between the parties and ensuring the Company is capable of carrying on its business independently of Glencore and of Glencore International as controlling shareholder, a description of which is set out in Part II — "Information on the Xstrata Group — Relationship with Glencore — Relationship with major Shareholder".

## 22 Related party transactions

The following are descriptions of the material provisions of agreements and other arrangements between Xstrata and various individuals and entities that may be deemed to be related parties:

(a) the Acquisition Agreement and the Call Option Agreement, each of which is described in Part IV — "Principal Terms of the Proposed Acquisition" of the Circular (which has been incorporated by reference

into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference");

(b) the Cerrejón Acquisition Agreement described in Part III — "Principal Terms of the Proposed Acquisition" of the Cerrejón Circular (which description is incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference");

(c) the transactions and arrangements described in Part II — "Information on the Xstrata Group — Relationship with Glencore";

(d) the related party transactions and arrangements described in the following parts of the following documents, which have been incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference":

(i) page 90 — Note 14 (Related Parties) of the Xstrata plc Half-yearly report 2008;

(ii) pages 233 to 240 (inclusive) — Note 35 (Related Parties) of the Xstrata Annual Report and Accounts 2007;

(iii) pages 236 to 240 (inclusive) — Note 36 (Related Party Transactions) of the Xstrata Annual Report and Accounts 2006; and

(iv) pages 104 to 108 (inclusive) — Note 38 (Related Parties) of the Xstrata Annual Report and Accounts 2005.

## 23 Working capital

Xstrata is of the opinion that, taking into account the net proceeds of the Rights Issue and the bank and other facilities available to the Group, the Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this Prospectus.

## 24 Significant changes

Save for the interruption of robust demand for commodities and stable economic conditions by the sudden and severe impact of the global financial crisis in the fourth quarter of 2008 on the availability of liquidity and expectations for global economic growth, and the consequent impact on commodities prices (offset in part by favourable changes in foreign exchange rates), as described in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Current trading and prospects", resulting in lower revenue and EBITDA in the second half of 2008 compared to the corresponding period in 2007; the acquisition between August and October 2008 by the Xstrata Group of a 24.9% stake in Lonmin for a total consideration of £991 million (US$1,878 million) as described in "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Factors affecting results of operations — Acquisitions"; US$974 million of asset impairments identified by the Group following its early actions to close or suspend marginal operations in the light of the low commodity price environment, as described in Part IV — "Unaudited Preliminary Results of the Xstrata Group for the year ended 31 December 2008"; and the entry by the Xstrata Group into the US$5 billion Club Facility and subsequent refinancing of its indebtedness in October 2008, as described in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group — Operating and financial review relating to the Xstrata Group — Liquidity and capital resources", there has been no significant change in the trading of financial position of the Xstrata Group since 30 June 2008 (the date to which the latest unaudited interim published financial information of the Xstrata Group was prepared).

## 25 Dividend policy

Xstrata has to-date adopted a progressive dividend policy, taking into account the underlying growth in earnings of the Xstrata Group, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover. However, the Board has reviewed the dividend for the year ended 31 December 2008 and has decided, in the light of the proposed Rights Issue, not to declare a final dividend for 2008. The total dividend for the year will therefore consist of the interim dividend for 2008 of 18 US cents per share, which was paid on 10 October 2008. The Board intends to

resume dividend payments at the earliest opportunity, while seeking to maintain a prudent capital structure against the backdrop of the macroeconomic climate and the Group's cash flow, capital requirements and dividend cover.

Dividends are declared and paid in US dollars, although Shareholders may elect to receive dividends in Sterling, Euro or Swiss Francs. Interim and final dividends are normally paid in October and May annually in the approximate proportions of one-third and two-thirds of the annual dividend, respectively.

The New Shares will rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions declared after the date of the New Share Issue. Xstrata intends to adjust future dividend payments per Ordinary Share *pro rata* to take account of New Shares issued in connection with the Rights Issue.

## 26 Litigation

No member of the Group is engaged in or, so far as Xstrata is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this Prospectus), a significant effect on the Company's and/or the Group's financial position or profitability.

## 27 Consent

Deutsche Bank has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

JPMorgan Cazenove has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

Rothschild has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

Ernst & Young LLP has given and not withdrawn its written consent to the inclusion herein of its report in Part IV — "Unaudited Pro Forma Financial Information", in the form and context in which such report appears, and has authorised the contents of the parts of this Prospectus which comprise its report for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

## 28 Bases and sources

### 28.1 General

Unless the source is otherwise stated and except as described below in relation to information on Lonmin and other third party information:

- the industry and market data in this Prospectus have been extracted without material amendment from the Xstrata Group's management records;
- the non-financial operating data included in this Prospectus have been extracted without material amendment from the Xstrata Group's management records;
- the unaudited pro forma financial information included in this Prospectus in respect of the Xstrata Group has been extracted without material amendment from the pro forma financial information contained in Part IV — "Unaudited Pro Forma Financial Information";
- the financial information included in this Prospectus in respect of the Xstrata Group has been extracted without material amendment from the financial statements contained in the Xstrata plc Half-Yearly Report 2008, the Annual Reports and Accounts and the Company's accounting records; and
- the financial information included in this Prospectus in respect of the Prodeco Business has been extracted without material amendment from the financial information set out in section B of Part III of the Circular (which has been incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference") and Prodeco's accounting records.

### 28.2 Presentation of information on Lonmin

This Prospectus contains certain information relating to Lonmin, including the information contained in Part I — "Financial Information and Operating and Financial Review Relating to the Xstrata Group", Part II — "Information on the Xstrata Group — Recent developments — Xstrata Alloys" and Part IV — "Unaudited Pro Forma Financial Information". See the section of this document headed "Important Information — Presentation of information on Lonmin".

### 28.3 Other information from third party sources

The information contained in this Prospectus (other than as described above in this paragraph 28) that has been extracted from a third party source comprises the information referred to in the section of this Prospectus headed "Important Information — Competitive statements" and Parts I and II of this Prospectus which is sourced from Bloomberg and Datastream; trading price information in respect of the Ordinary Shares and Lonmin shares on the London Stock Exchange which is sourced from Bloomberg; and certain commodity price information from the London Metal Exchange, the London Bullion Market and the Metal Bulletin. This information has been accurately reproduced and, so far as the Company is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

## 29 Expenses of the Rights Issue

Xstrata intends to raise approximately £4.0 billion (approximately US$5.7 billion) (net of costs and expenses) through the Rights Issue. Xstrata estimates that the aggregate costs and expenses of the Rights Issue will be approximately £126 million (approximately US$180 million).

## 30 Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for so long as the Rights Issue remains open for acceptance and for a period of 12 months following the date of Admission at the registered office of the Company and at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS:

(a) the memorandum and articles of association of Xstrata;

(b) the Annual Reports and Accounts of Xstrata, including the audited consolidated accounts and the independent auditors' reports for each of the years ended 31 December 2005, 31 December 2006 and 31 December 2007;

(c) the Xstrata plc Half-Yearly Report 2008, including unaudited consolidated accounts and the independent review report for the six months ended 30 June 2008;

(d) the consent letters referred to in paragraph 27 of this Part IX;

(e) the report of Ernst & Young LLP set out in Part IV — "Unaudited Pro Forma Financial Information";

(f) a draft of the form of the Provisional Allotment Letter;

(g) a copy of this Prospectus;

(h) a copy of the Circular; and

(i) a copy of the documents incorporated by reference into this Prospectus as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference".

## 31 Announcement of results of Rights Issue

The Company expects (subject as described in the section of this Prospectus headed "Expected Timetable of Principal Events") to make (an) appropriate announcement(s) to a Regulatory Information Service giving details of the results of the Rights Issue and details of the sale of New Shares not taken up by Qualifying Shareholders on 18 March 2009.

# Part X
# Summary Ore Reserves and Mineral Resources Information

The following is a summary Ore Reserves and Mineral Resources statement extracted without material amendment from the Ore Reserves and Mineral Resources Report published by Xstrata on 29 January 2009 (the Xstrata Group Ore Reserves and Mineral Resources Report). A copy of the full report is available as at www.xstrata.com.

Ore Reserves and Mineral Resources in the report are reported in accordance with the 2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"), December 2004 unless otherwise stated. South African Coal Ore Reserves and Mineral Resources have been reported according to the "SAMREC Code" (South African Code for Reporting of Mineral Resources and Mineral Reserves), this being similar to the JORC Code with only minor variations.

Certain Ore Reserves have been prepared in accordance with the Canadian Securities Administrators ("CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects. The term 'Ore Reserves' as defined in the JORC Code has the same meaning as "Mineral Reserves" as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") 'Definition Standards for Mineral Resources Mineral Reserves'. The CIM Definition Standards are incorporated, by reference, in the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Ore Reserve and Mineral Resource information in the tables below is based on information compiled by Competent Persons.

Each of the Competent Persons that has compiled this information has the appropriate professional membership and the relevant experience in relation to the Mineral Resources and/or Ore Reserves being reported by them to qualify as a Competent Person. Competent Persons have consented to the inclusion in the Xstrata Group Ore Reserves and Mineral Resources Report of the matters based on their information in the form and context in which it appears.

The Ore Reserves and Mineral Resources figures in the following tables are reported as at 30 June 2008, unless otherwise stated.

Metric units are used throughout. All data is presented on a 100% basis. All tonnes and grade information has been rounded to reflect the relative uncertainty in the estimates; there may therefore be small differences in the totals. Mineral Resources are reported inclusive of those Mineral Resources modified to produce Ore Reserves.

Commodity prices and exchange rates used to estimate the economic viability of Ore Reserves are based on long term forecasts applied at the time the estimate was calculated.

**Definitions for Part X**

The following definitions (as per the JORC Code), or similar, have been applied in estimating the Ore Reserves and Mineral Resources position of the Xstrata Group disclosed within this Prospectus.

| | |
|---|---|
| Mineral Resource: | a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. |
| Inferred Mineral Resource: | that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability. |

| | |
|---|---|
| Indicated Mineral Resource: | that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed. |
| Measured Mineral Resource: | that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity. |
| Ore Reserve: | the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves. |
| Probable Ore Reserve: | the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. |
| Proved Ore Reserve: | the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. |

## Chrome Mineral Resource and Ore Reserve Statement

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

### Operating mines

| | | | | Ore Reserves | | | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Run-of-Mine | | Saleable | | | | | |
| **Name of Operation** | **Ownership** | **Mining Method** | **Commodity** | **Proved (Mt)** | **Probable (Mt)** | **Proved (Mt)** | **Probable (Mt)** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Competent Person** |
| Waterval West Mine.... | 79.5% | UG | Ore | 9.892 | 1.729 | 6.412 | 1.017 | 15.795 | 2.234 | 0.642 | PJG/DR |
| | | | % $Cr_2O_3$ | 31.45% | 29.07% | 41.93% | 41.93% | 41.28% | 42.04% | 42.40% | |
| Kroondal Mine ....... | 79.5% | UG/OC | Ore | 2.775 | 4.251 | 1.646 | 2.327 | 9.590 | 3.926 | — | PJG/DR |
| | | | % $Cr_2O_3$ | 30.85% | 27.16% | 41.93% | 41.93% | 42.80% | 42.31% | — | |
| Kroondal Gemini (Kroondal ext) ....... | 50.0% | UG/OC | Ore | 6.414 | 6.938 | 4.038 | 4.067 | 9.788 | 7.729 | 0.977 | PJG/DR |
| | | | % $Cr_2O_3$ | 31.70% | 29.27% | 41.93% | 41.93% | 43.08% | 42.57% | 42.52% | |
| Marikana East (Kroondal ext)............... | 74.0% | UG | Ore | 3.326 | 0.578 | 1.957 | 0.329 | 5.129 | 1.905 | 0.532 | PJG/DR |
| | | | % $Cr_2O_3$ | 29.44% | 27.91% | 41.93% | 41.93% | 42.67% | 42.09% | 42.30% | |
| Thorncliffe Mine...... | 79.5% | UG/OC | Ore | 24.961 | 7.197 | 20.481 | 5.692 | 37.715 | 14.405 | 22.256 | PJG/DR/BS |
| | | | % $Cr_2O_3$ | 39.09% | 38.26% | 42.00% | 42.00% | 40.52% | 40.61% | 40.97% | |
| Helena Mine......... | 79.5% | UG/OC | Ore | 3.762 | 0.348 | 2.775 | 0.244 | 6.997 | 18.093 | 65.257 | PJG/DR/BS |
| | | | % $Cr_2O_3$ | 34.95% | 33.81% | 42.00% | 42.00% | 40.57% | 40.10% | 38.76% | |
| Horizon/Chromeden Mine ............ | 79.5% | UG/OC | Ore | — | — | — | — | 0.064 | 14.483 | 8.657 | PJG |
| | | | % $Cr_2O_3$ | — | — | — | — | 41.80% | 42.58% | 42.08% | |

### Projects/non-operating mines

| | | | | Ore Reserves | | | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Run-of-Mine | | Saleable | | | | | |
| **Name of Operation** | **Ownership** | **Mining Method** | **Commodity** | **Proved (Mt)** | **Probable (Mt)** | **Proved (Mt)** | **Probable (Mt)** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Competent Person** |
| Wonderkop ........ | 79.5% | UG | Ore | — | — | — | — | — | 6.462 | — | PJG |
| | | | % $Cr_2O_3$ | — | — | — | — | — | 40.10% | — | |
| Townlands Extension 9........ | 79.5% | UG | Ore | — | — | — | — | — | 14.958 | — | PJG |
| | | | % $Cr_2O_3$ | — | — | — | — | — | 41.70% | — | |
| De Grooteboom ..... | 79.5% | UG/OC | Ore | — | — | — | — | 0.848 | 0.641 | — | PJG/DR/BS |
| | | | % $Cr_2O_3$ | — | — | — | — | 40.36% | 40.60% | — | |
| Boshoek.......... | 79.5% | UG/OC | Ore | — | — | — | — | 0.503 | 19.205 | 0.142 | PJG |
| | | | % $Cr_2O_3$ | — | — | — | — | 38.12% | 40.33% | 40.52% | |
| Klipfontein/Waterval Reserve .......... | 79.5% | UG | Ore | — | — | — | — | 2.212 | 6.287 | 135.164 | PJG/DR |
| | | | % $Cr_2O_3$ | — | — | — | — | 42.60% | 42.58% | 42.05% | |
| Marikana West...... | 74.0% | UG | Ore | — | — | — | — | 3.173 | 1.207 | 1.258 | PJG/DR |
| | | | % $Cr_2O_3$ | — | — | — | — | 42.56% | 42.39% | 42.30% | |

**Definitions:**

OC = open-cut;
UG = underground

**Part X**
**Summary Ore Reserves and Mineral Resources Information**

---

Notes:

- The Mineral Resources and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent Person and therefore totals may not add up.
- The Mineral Resources are estimated as in-situ chromite tonnages and grades to reflect the grades of the various individual chromite layers.
- Various chromite layer configurations are mined which produce different ROM products. For this reason the Ore Reserves are estimated and declared as ROM Ore Reserves and Saleable Ore Reserves to reflect the diluting effect of the mining process and the subsequent benefication process which produces various high grade chromite products.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the "2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (the JORC Code)" prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

**Competent Persons:**

BS — Brian Smith, Xstrata Alloys, (PLATO)

DR — Dean Richards, Obsidian Consulting Services, (SACNASP)

PJG — Pieter-Jan Gräbe, Xstrata Alloys, (SACNASP)

## Vanadium Mineral Resource and Ore Reserve Statement

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent Person |
| Rhovan . . . . . . . . . . . . . . | 100.0% | OC | Magnetite Ore | 15.480 | 12.326 | 39.266 | 41.256 | 128.221 | PJG |
| | | | $\%V_2O_5$ (in situ) | 0.48% | 0.52% | 0.51% | 0.53% | 0.51% | |

**Definitions:**

OC = open-cut;

Notes:

- The Mineral Resources and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
- Xstrata Alloys ownership may change in the coming year with the introduction of a Black Economic Empowerment ("BEE") partner.

**Competent Person:**

PJG – Pieter-Jan Gräbe, Xstrata Alloys (SACNASP)

## PGM Mineral Resource and Ore Reserve Statement

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Name of Operation** | **Ownership** | **Mining Method** | **Commodity** | **Proved (Mt)** | **Probable (Mt)** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Competent Person** |
| Mototolo JV . . . . . . . . | 37.0% | UG/OC | UG2 Ore | 4.853 | 11.543 | 8.732 | 33.727 | 12.299 | PJG/BS/DN/PS |
| | | | 3PGE + Au | 3.67g/t | 4.09g/t | 3.96g/t | 4.38g/t | 4.15g/t | |
| Eland Platinum . . . . . | 74.0% | UG/OC | UG2 Ore | 6.964 | 4.622 | 22.228 | 49.710 | 94.946 | PJG/DN(X)/DR/CL |
| | | | 3PGE + Au | 3.38g/t | 2.66g/t | 4.01g/t | 4.19g/t | 4.59g/t | |
| Zilkaatsnek . . . . . . . . | 74.0% | UG/OC | UG2 Ore | — | — | 3.770 | 0.595 | — | PJG//DN(X)/DR/CL |
| | | | 3PGE + Au | | | 2.48g/t | 2.84g/t | | |

**Definitions:**

OC = opencast;
UG = underground

Notes:

- The Mineral Resources and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

**Competent Persons:**

BS — Brian Smith, Xstrata Alloys, (PLATO)

CL — Carina Lemmer, Geological & Geostatistical Services, (SACNASP)

DN — Dietmar Nowak, Anglo Platinum Ltd, (SACNASP)

DN(X) — Daneal Nieuwoudt, Xstrata Alloys, (SACNASP)

DR — Dean Richards, Obsidian Consulting Ltd, (SACNASP)

PJG — Pieter-Jan Gräbe, Xstrata Alloys, (SACNASP)

PS — Paul Stevenson, Anglo Platinum Ltd, (SACNASP)

## Xstrata Alloys Coal Resource and Coal Reserve Statement

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Ore Reserves | | | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Run-of-Mine | | Saleable | | | | | |
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent Person |
| Maloma Colliery ..... | 75.0% | UG/OC | Anthracite | 3.854 | 0.564 | 1.719 | 0.251 | 8.196 | 1.268 | 0.996 | PJG/JF |

**Definitions:**

OC = opencast;
UG = underground

Notes:

- The Coal Resources and Coal Reserve estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- The Measured and Indicated Coal Resources are inclusive of those Coal Resources modified to produce Coal Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- The Coal Reserves have been estimated as ROM Coal Reserves and Saleable Coal Reserves to reflect the mining dilution and the subsequent beneficiation process.
- The estimates of Coal Resources and Coal Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

**Competent Persons:**

JF – Johan Fourie, J.C. Fourie, Professional Mine Surveyor, (PLATO)

PJG – Pieter-Jan Gräbe, Xstrata Alloys, (SACNASP)

## Silica Mineral Resource and Ore Reserve Statement

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent Person |
| Rietvley Silica Mine . . . . . . . . | 79.5% | OC | Silica Ore | — | — | — | 26.479 | — | PJG |
| | | | % $SiO_2$ | — | — | — | 97.50% | — | |

**Definitions:**

OC = opencast

Notes:

- The Mineral Resources and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

**Competent Person:**

PJG — Pieter-Jan Gräbe, Xstrata Alloys, (SACNASP)

## Coal Resource and Coal Reserve Statement

## Coal Australia

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

### New South Wales

| | | | | Coal Reserves | | | | Coal Resources | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Recoverable | | Marketable | | | | | |
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent Person* |
| **Oakbridge Group** | | | **Thermal Coal** | **202.9** | **36.0** | **134.1** | **33.0** | **781.1** | **442.5** | **613** | |
| Bulga OC | 68.3% | OC | Thermal Coal | 58.5 | - | 37.4 | - | 187.3 | 67.7 | 6 | PG/NB |
| Bulga Undergrounds | 68.3% | UG | Thermal Coal | 142.3 | 32.5 | 95.3 | 30.5 | 554.5 | 335.7 | 536 | PG/NB |
| Baal Bone OC | 74.1% | OC | Thermal Coal | — | — | — | — | 3.5 | — | — | JMB/NB |
| Baal Bone UG | 74.1% | UG | Thermal Coal | 2.1 | 3.5 | 1.4 | 2.5 | 7.6 | 17.0 | 9 | JMB/NB |
| Running Stream OC | 78.0% | OC | Thermal Coal | — | — | — | — | 28.2 | 7.4 | 17 | JHB |
| Running Stream UG | 78.0% | UG | Thermal Coal | — | — | — | — | — | 14.7 | 45 | JHB |
| **Maquarie Coal Joint Venture** | **80.0%** | | **Thermal Coal** | **24.7** | **23.4** | **17.3** | **14.2** | **70.2** | **265.6** | **417** | |
| West Wallsend | | UG | Thermal Coal | 21.8 | 23.4 | 14.4 | 14.2 | 64.7 | 54.5 | — | CFRP/NB |
| Westside | | OC | Thermal Coal | 2.9 | — | 2.9 | — | 3.4 | — | — | CFRP/NB |
| Cardiff Borehole | | UG | Thermal Coal | — | — | — | — | — | 12.4 | 22 | CFRP |
| Mitchells Flat | | OC/UG | Thermal Coal | — | — | — | — | — | 115.1 | 395 | CFRP |
| Teralba | | UG | Thermal Coal | — | — | — | — | 2.1 | 83.6 | — | CFRP |
| **Liddell Group** | **67.5%** | | **Thermal Coal** | **67.2** | **24.2** | **44.4** | **15.4** | **113.3** | **203.9** | **393** | |
| Liddell OC | | OC | Thermal Coal | 67.2 | 24.2 | 44.4 | 15.4 | 113.3 | 183.3 | 160 | MH/NB |
| Liddell UG | | UG | Thermal Coal | — | — | — | — | — | 20.6 | 233 | MH/NB |
| **Cumnock[a]** | **100.0%** | | **Thermal Coal** | **1.5** | **258.3** | **1.1** | **163.4** | **311.1** | **147.2** | **—** | |
| Opencut Stage 3 | | OC | Thermal Coal | 1.5 | — | 1.1 | — | 0.9 | — | — | CFRP/NB |
| Opencut Other | | OC | Thermal Coal | — | 258.3 | — | 163.4 | 306.1 | 104.8 | — | CFRP/NB |
| Underground | | UG | Thermal Coal | — | — | — | — | 4.1 | 42.4 | — | CFRP/NB |
| **Mount Owen Complex** | **100.0%** | | **Thermal Coal** | **121.0** | **28.7** | **79.7** | **17.2** | **212.3** | **92.0** | **119** | |
| Mount Owen | | OC/UG | Thermal Coal | 57.8 | 26.1 | 36.0 | 15.7 | 75.6 | 43.8 | 43 | KJW/NB |
| Ravensworth East | | OC | Thermal Coal | 15.4 | 0.6 | 10.6 | 0.3 | 57.4 | 10.3 | 2 | KJW/NB |
| Glendell | | OC | Thermal Coal | 47.8 | 2.0 | 33.1 | 1.2 | 79.3 | 38.0 | 74 | KJW/NB |
| **United** | **95.0%** | **UG** | **Thermal Coal** | **5.0** | **—** | **3.7** | **—** | **47.1** | **33.3** | **20** | **RMD/NB** |
| **Ulan** | **90.0%** | | **Thermal Coal** | **126.0** | **66.9** | **118.7** | **60.2** | **211.4** | **554.1** | **16** | |
| Ulan OC | | OC | Thermal Coal | — | — | — | — | 50.2 | 23.5 | 11 | RMD/NB |
| Ulan UG #3 | | UG | Thermal Coal | 62.8 | 27.2 | 57.4 | 23.4 | 92.7 | 239.0 | — | RMD/NB |
| Ulan UG West | | UG | Thermal Coal | 63.2 | 39.7 | 61.3 | 36.8 | 68.4 | 291.6 | 5 | RMD/NB |
| **Ravensworth Group** | | | **Thermal Coal** | **15.3** | **38.8** | **15.3** | **25.5** | **93.5** | **12.9** | **—** | |
| Narama[b] | 100.0% | OC | Thermal Coal | 11.1 | — | 11.1 | — | 15.6 | 12.9 | — | JHB/NB |
| Ravensworth West | 100.0% | OC | Thermal Coal | 4.2 | 38.8 | 4.2 | 25.5 | 77.9 | — | — | JHB/NB |
| **Mangoola[c]** | **100.0%** | **OC** | Thermal Coal | **146.6** | **21.0** | **116.6** | **16.8** | **161.6** | **22.6** | **314** | **KJW/NB** |
| **Tahmoor[d]** (30 June 2007) | **100.0%** | **UG** | **Coking Coal** | **46.4** | **40.6** | | | **157.6** | **66.9** | **—** | **MI/DT** |
| **Ravensworth UG[e]** | **81.0%** | **UG** | **Thermal Coal** | **45.4** | **0.5** | **31.5** | **0.2** | **148.6** | **40.5** | **86** | **CFRP/PO** |

## Coal Australia (continued)

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

## Queensland

| | | | | Coal Reserves | | | | Coal Resources | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Recoverable | | Marketable | | | | | |
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent Person* |
| **Oaky Creek** | | | **Coking Coal** | **125.5** | **51.0** | **82.6** | **30.0** | **246.2** | **120.9** | **160** | |
| Oaky Creek OC | 55.0% | OC | Coking Coal | — | — | — | — | 34.7 | 25.3 | 7 | TH |
| Oaky No. 1 | 55.0% | UG | Coking Coal | 30.0 | — | 19.5 | — | 61.7 | 8.8 | 6 | TH/GB |
| Oaky North | 55.0% | UG | Coking Coal | 95.5 | 51.0 | 63.1 | 30.0 | 136.6 | 51.9 | 22 | TH/GB |
| Other | 55.0% | UG | Coking Coal | — | — | — | — | 13.2 | 33.5 | 117 | TH |
| Redrock EPCs | 75.0% | UG | Coking Coal | — | — | — | — | — | 1.4 | 7 | TH |
| **NCA** | **55.0%** | | **Coking/Thermal Coal** | **105.4** | **108.9** | **79.9** | **73.9** | **326.7** | **589.3** | **625** | |
| Newlands OC | | OC | Thermal Coal | 36.7 | 24.1 | 26.8 | 15.0 | 102.6 | 91.7 | 92 | TH/WH |
| | | OC | Coking Coal | 13.3 | 16.5 | 9.3 | 10.3 | 21.9 | 35.3 | 39 | TH/WH |
| Newlands Northern UG | | UG | Thermal Coal | 23.8 | 17.6 | 18.3 | 13.0 | 140.7 | 1.1 | — | TH/WH |
| Newlands Southern UG | | UG | Thermal Coal | — | — | — | — | 5.4 | — | — | TH/WH |
| Newlands Suttor Ck UG | | UG | Thermal Coal | — | 42.3 | — | 29.0 | — | 121.6 | — | TH/WH |
| Newlands Other | | OC/UG | Thermal Coal | — | — | — | — | 2.7 | 107.2 | 337 | TH |
| | | OC/UG | Coking Coal | — | — | — | — | 1.1 | 70.6 | 102 | TH |
| Collinsville OC | | OC | Thermal Coal | 19.9 | 6.2 | 16.9 | 5.3 | 27.9 | 21.3 | 6 | MB/WH |
| | | OC | Coking Coal | 11.7 | 2.2 | 8.6 | 1.3 | 23.5 | 15.7 | 9 | MB/WH |
| Collinsville UG | | UG | Thermal Coal | — | — | — | — | 0.1 | 73.0 | 20 | MB |
| | | UG | Coking Coal | — | — | — | — | 0.8 | 51.8 | 20 | MB |
| **Cook(f)** | **100.0%** | **UG** | **Coking/Thermal Coal** | **—** | **—** | **—** | **—** | **—** | **86.0** | **831** | **KJW** |
| **Rolleston** | **75.0%** | **OC** | **Thermal Coal** | **142.4** | **34.9** | **142.4** | **34.9** | **176.3** | **192.2** | **162** | |
| Rolleston ML | 75.0% | OC | Thermal Coal | 142.4 | 34.9 | 142.4 | 34.9 | 162.2 | 61.1 | 23 | TH/GB |
| Rolleston MDL & EPCs | 75.0% | OC | Thermal Coal | — | — | — | — | 14.1 | 131.1 | 139 | TH |
| **Togara North** | **33.3%** | | **Thermal Coal** | **—** | **—** | **—** | **—** | **303.8** | **376.8** | **460** | |
| Togara North OC | | OC | Thermal Coal | — | — | — | — | 35.2 | 22.2 | 30 | KJW |
| Togara North UG | | UG | Thermal Coal | — | — | — | — | 268.6 | 354.6 | 430 | KJW |
| **Wandoan** | **75.0%** | **OC** | **Thermal Coal** | **60.0** | **480.0** | **45.0** | **350.0** | **116.6** | **875.4** | **1,538** | **RJ/RH** |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Coal Resource and Coal Reserve estimates are presented on a total mine basis as at 30 June 2008, except for Tahmoor which is reported as at 30 June 2007 (see note below).
- The Measured and Indicated Coal Resources are inclusive of those Coal Resources modified to produce Coal Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- Reserves and Marketable Reserves are quoted on an 'as-received' moisture basis, except Tahmoor which is stated on an 'air-dried' basis.
- Resource tonnes have been reported using an appropriate in situ moisture basis for each deposit, ranging from 3% to 10% moisture, excluding Wandoan which is reported at 12% and Rolleston which is reported at an in situ moisture up to 19%.
- The estimates of Coal Resources and Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

(a) **Cumnock:** Xstrata reduction in ownership of Cumnock to 90% completed December 2008.

(b) **Narama:** Xstrata ownership of Narama was changed to 100% effective 15 January 2008.

(c) **Mangoola:** The Anvil Hill tenements were purchased from Centennial Coal effective 17 October 2007 and subsequently renamed Mangoola.

(d) **Tahmoor:** Xstrata formally took control of Tahmoor on 30 October 2007. Validating of all geological information has not progressed sufficiently to enable an update to Resources and Reserves to be carried out to JORC standards. Resources for Tahmoor are therefore reported as of 30 June 2007. Reserves are only reported as Recoverable Reserves. Centennial Coal previously published Marketable

Reserves of 74 Mt as of 30 June 2007, however Marketable Reserves are not reported due to ongoing work to resolve inconsistencies in previous reporting identified as part of post acquisition verification work.

(e) **Ravensworth Underground:** Resource Pacific Pty Ltd, owner of Newpac Colliery, was purchased effective 20 February 2008. The colliery was subsequently renamed Ravensworth Underground Mine. Ownership reduced to 70.2% effective 21 October 2008.

(f) **Cook:** Coal under the old Leichhardt Colliery and Washplant mining lease areas have been excluded from Resources as they are now the subject of the Caledon lease agreement.

* Competent Person for Coal Resource/Competent Person for Coal Reserve.

**Competent Persons:**

CFRP — Charles Parbury, Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists, (AusIMM)

DT — Dave Thomas, Principal Consultant, IMC Mining Solutions Pty Ltd., (AusIMM)

GB — Greg Bernasconi, Manager Mine Planning, Xstrata Coal Queensland, (AusIMM)

JHB — John Bryan, Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)

JMB — Janet Bartolo, Senior Geologist, McElroy Bryan Geological Services Pty Ltd

KJW — Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists, (AusIMM)

MB — Mal Blaik, Principal Consultant, JB Mining Services Pty Ltd., (AusIMM)

MH — Marianne Harvey, Principal Consultant MEGSM, (AusIMM)

MI — Malcom Ives, Geologist, Centennial Coal Company Limited, (Aus IMM)

NB — Nicole Brook, Business Development Manager, Xstrata Coal NSW, (AusIMM)

PG — Peter Graham, Senior Geologist, Bulga Coal, (AusIMM)

PO — Peter Osterman, Technical Services Coordinator, Xstrata Coal NSW, (AusIMM)

RJ — Rowan Johnson, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists, (AusIMM)

RH — Ross Haupt, Co-Director, Consulting Mining Engineer, Xenith Consulting, (AusIMM)

RMD — Robert Dyson, Senior Geologist, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists, (AusIMM)

TH — Todd Harrington, Principal Geologist — Operations, Xstrata Coal Queensland, (AusIMM)

WH — Warren Hughes, Principal Mining Engineer, Xstrata Coal Queensland, (AusIMM)

## Coal Americas

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Coal Reserves | | | | Coal Resources | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Recoverable | | Marketable | | | | | |
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent Person |
| **Carbones del Cerrejón** | | | **Thermal Coal** | **630.1** | **181.3** | **633.3** | **185.4** | **1,361.9** | **834.3** | **57** | |
| Cerrejón Mine | 33.3% | OC | Thermal Coal | 630.1 | 181.3 | 633.3 | 185.4 | 1,361.9 | 834.3 | 57 | GH |
| **Donkin Mine Alliance** | | | | **—** | **—** | **—** | **—** | **—** | **227** | **254** | |
| Donkin Coal Mine | 75.0% | UG | Thermal/ Coking Coal | — | — | — | — | — | 227 | 254 | KW |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Coal Resource and Coal Reserves estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- The Measured and Indicated Coal Resources are inclusive of those Coal Resources modified to produce Coal Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- Recoverable Reserves are ROM (Run-of-Mine) Reserves, being as mined Reserves taking into account geological losses, mining losses, contamination and as mined moisture adjustments. Recoverable Reserves are reported on a ROM moisture basis.
- Marketable Reserves: As sold basis Reserves adjusted for yield losses in the preparation plant (if applicable) and converted to a saleable moisture basis.
- Resources are reported on an in situ moisture basis.
- The estimates of Coal Resources and Coal Reserves presented in this table for Cerrejón have been prepared in accordance with the SAMREC Code (South African Code for Reporting of Coal Resources and Coal Reserves).
- The estimates of Coal Resources for the Donkin Coal Mine are reported in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves with reference to Paper 88-21 guidelines.

**Competent persons:**

GH — German Hernandez, APS Geology Superintendent, Carbones del Cerrejón (GSSA), (Resources and Reserves)

KW — Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting (AusIMM), (Resources)

## Coal South Africa

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Coal Reserves | | | | Coal Resources | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Recoverable | | Marketable | | | | | |
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent Person |
| **Tweefontein Division** . . . . . . . . . | | | | **171.3** | **0.0** | **91.8** | **0.0** | **723** | **10** | **45** | **ID/MS** |
| Tweefontein . . . . . | 79.8% | UG/OC | Thermal Coal | 171.3 | — | 91.8 | — | 723 | 10 | 45 | |
| **Southstock Division** . . . . . . . . . | | | | **79.3** | **1.1** | **42.3** | **0.8** | **238** | **84** | **8** | **ID/MS** |
| South Witbank . . . . . . . . . | 79.8% | UG/OC | Thermal Coal | 64.7 | 1.1 | 35.8 | 0.8 | 136 | 68 | 3 | |
| Tavistock . . . . . . . | 79.8% | UG/OC | Thermal Coal | 14.6 | — | 6.6 | — | 102 | 16 | 5 | |
| **Goedgevonden Division** . . . . . . . . . | 74.0% | UG/OC | Thermal Coal | **368.0** | — | **197.9** | — | **522** | **28** | **68** | **ID/MS** |
| **iMpunzi Division** . . . | | | | **184.7** | **26.3** | **102.5** | **12.6** | **369** | **41** | **17** | **ID/MS** |
| Phoenix . . . . . . . . | 79.8% | UG/OC | Thermal Coal | 2.5 | — | 1.4 | — | 92 | 3 | 4 | |
| ATC . . . . . . . . . . | 79.8% | UG/OC | Thermal Coal | 6.4 | — | 4.2 | — | 27 | 2 | — | |
| ATCOM . . . . . . . | 79.8% | OC/UG | Thermal Coal | 69.7 | — | 42.0 | — | 132 | 1 | — | |
| ATCOM East . . . . | 79.8% | OC/UG | Thermal Coal | 106.0 | 26.3 | 54.8 | 12.6 | 118 | 36 | 12 | |
| **Mpumalanga Division** . . . . . . . . . | | | | **31.5** | — | **21.0** | — | **211** | — | **21** | **ID/MS** |
| Tselentis . . . . . . . | 79.8% | UG/OC | Thermal Coal | 13.6 | — | 9.0 | — | 56 | — | — | |
| Spitzkop . . . . . . . | 79.8% | UG/OC | Thermal Coal | 17.9 | — | 11.9 | — | 155 | — | 21 | |
| **Undeveloped** . . . . . . | 79.8% | | Thermal Coal | — | — | — | — | **185** | **846** | **686** | **ID/MS** |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Coal Resource and Coal Reserve estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- The Measured and Indicated Coal Resources are inclusive of those Coal Resources modified to produce Coal Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- Coal Resources and Recoverable Coal Reserves are quoted on an air dried moisture basis. Extractable Coal Reserves are reported as Recoverable Coal Reserves.
- High grade Marketable Coal Reserves were based on a 6000kCal NAR product. ATCOM East based on a 5800kCal NAR product with a secondary, 21.5Mj/kg CV domestic power station (Eskom), product.
- The estimates of Coal Resources and Coal Reserves presented in this table have been estimated according to the SAMREC Code (South African Code for Reporting of Coal Resources and Coal Reserves).
- Valid prospecting rights have been issued for all the undeveloped Coal Resources. Some prospecting rights are being renewed, while application has been made for a number of mining rights.

**Competent persons:**

ID — Ian Douglas, Xstrata Coal, (AusIMM, SAIMM)

MS — Marius Smith, Xstrata Coal, (SACNASP)

## Copper Mineral Resource and Ore Reserve Statement

## Copper Australia

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent person* |
| **Ernest Henry** | 100.0% | | | | | | | | |
| Open Cut (1) | | OC | Ore | 25 | 14 | 25 | 14 | 1 | RF/MC |
| | | | % Copper | 0.9% | 0.9% | 0.9% | 0.9% | 0.5% | |
| | | | Gold g/t | 0.4g/t | 0.4g/t | 0.4g/t | 0.4g/t | 0.2g/t | |
| Underground | | UG | Ore | — | 10 | — | 50 | 6 | CC/MJ |
| | | | % Copper | — | 1.1% | — | 1.4% | 1.3% | |
| | | | Gold g/t | — | 0.6g/t | — | 0.7g/t | 0.7g/t | |
| **Mount Isa** | 100.0% | | | | | | | | |
| X41 Mine 1100 and 1900 Orebodies | | UG | Ore | 27 | 17 | 51 | 21 | 4 | WK/NB |
| | | | % Copper | 2.1% | 1.8% | 2.1% | 1.8% | 2% | |
| Enterprise Mine 3000 & 3500 Orebodies | | UG | Ore | 26 | 6 | 52 | 8 | 1 | WK/NB |
| | | | % Copper | 3.4% | 3.1% | 3.3% | 2.7% | 2% | |
| 500 Orebody | | UG | Ore | — | — | — | 25 | 50 | ED |
| | | | % Copper | — | — | — | 1.9% | 1% | |
| Open Pit | | OC | Ore | — | — | 98 | 69 | 110 | JM |
| | | | % Copper | — | — | 1.4% | 1.2% | 1% | |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Mineral Resource and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008, unless otherwise stated.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent person and therefore totals may not add up.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

(1) On 25 August 2008, subsequent to these estimates, the EHM open pit had a major pit wall failure resulting in the requirement to reassess all Ore Reserves in the open pit. Engineering and geotechnical assessments are underway to determine whether Ore Reserves can be recovered from the current pit plan.

* Competent Person for Ore Reserve / Competent Person for Mineral Resource; where only one set of initials are listed, the same Competent Person is responsible for both Ore Reserve and Mineral Resource.

**Competent persons:**

CC — Chris Carr, Xstrata Copper, (AusIMM)

ED — Eamonn Dare, Xstrata Copper, (AusIMM)

JM — Jeffrey Moncrieff, Xstrata Zinc, (AusIMM)

MC — Matt Clifford, Xstrata Copper, (AIG)

MJ — Myles Johnston, Xstrata Copper, (AusIMM)

NB — Nathan Bullock, Xstrata Copper, (AusIMM)

RF — Richard Forsyth, Xstrata Copper, (AusIMM)

WK — Warren Kropp, Xstrata Copper, (AusIMM)

## Copper Americas

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

### Minera Alumbrera

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Name of Operation** | **Ownership** | **Mining Method** | **Commodity** | **Proved (Mt)** | **Probable (Mt)** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Competent person*** |
| **Bajo de la Alumbrera** | 50.0% | OC | Ore | 370 | 10 | — | — | — | JN |
| | | | % Copper | 0.41% | 0.33% | — | — | — | |
| | | | Gold g/t | 0.41g/t | 0.29g/t | — | — | — | |
| | | | % Molybdenum | 0.013% | 0.015% | — | — | — | |

### Peru

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Name of Operation** | **Ownership** | **Mining Method** | **Commodity** | **Proved (Mt)** | **Probable (Mt)** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Competent person*** |
| **Antamina** | 33.75% | OC | Copper Ores | 100 | 454 | 132 | 579 | 489 | DG |
| (1 July 2008) | | | % Copper | 1.14% | 1.05% | 0.98% | 1.00% | 0.83% | |
| | | | % Zinc | 0.17% | 0.17% | 0.16% | 0.16% | 0.13% | |
| | | | Silver g/t | 8.7g/t | 9.7g/t | 7.7g/t | 9.3g/t | 9.7g/t | |
| | | | % Molybdenum | 0.036% | 0.031% | 0.036% | 0.029% | 0.017% | |
| | | | Copper-Zinc Ores | 42 | 149 | 56 | 170 | 96 | |
| | | | % Copper | 0.99% | 1.05% | 0.86% | 1.05% | 0.86% | |
| | | | % Zinc | 2.30% | 2.07% | 1.92% | 1.99% | 1.62% | |
| | | | Silver g/t | 19.5g/t | 17.9g/t | 16.9g/t | 17.5g/t | 15.9g/t | |
| | | | % Molybdenum | 0.009% | 0.008% | 0.012% | 0.008% | 0.006% | |
| **Tintaya** | 100.0% | OC | Ore | 63 | 51 | 74 | 70 | 14 | LR |
| (June 2007) | | | % Copper | 1.21% | 1.24% | 1.19% | 1.23% | 1.16% | |
| | | | Gold g/t | 0.16g/t | 0.17g/t | 0.16g/t | 0.16g/t | 0.14g/t | |
| **Antapaccay** | 100.0% | OC | Ore | — | — | 139 | 217 | 164 | LR |
| | | | % Copper | — | — | 0.77% | 0.74% | 0.67% | |
| | | | Gold g/t | — | — | 0.15g/t | 0.15g/t | 0.13g/t | |
| | | | Silver g/t | — | — | 1.8g/t | 1.6g/t | 1.8g/t | |
| | | | % Molybdenum | — | — | 0.006% | 0.006% | 0.006% | LR |
| **Coroccohuayco** | 100.0% | UG | Ore | — | — | 2 | 30 | 60 | |
| | | | % Copper | — | — | 3.01% | 3.20% | 3.06% | |
| | | | Gold g/t | — | — | 0.28g/t | 0.33g/t | 0.28g/t | |
| | | | Silver g/t | — | — | 10.40g/t | 11.90g/t | 13g/t | |
| | | | % Molybdenum | — | — | 0.012% | 0.016% | 0.013% | |
| **Las Bambas** | 100.0% | OC | Ore | — | — | 100 | 560 | 240 | RR |
| (December 2008) | | | % Copper | — | — | 0.67% | 1.00% | 0.81% | |
| | | | Molybdenum ppm | — | — | 167ppm | 188ppm | 197ppm | |
| | | | Gold g/t | — | — | 0.05g/t | 0.07g/t | 0.08g/t | |

## Copper Americas (continued)

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

### Canada

| Name of Operation | Ownership | Mining Method | Commodity | Ore Reserves Proved (Mt) | Ore Reserves Probable (Mt) | Mineral Resources Measured (Mt) | Mineral Resources Indicated (Mt) | Mineral Resources Inferred (Mt) | Competent person* |
|---|---|---|---|---|---|---|---|---|---|
| **Kidd Creek Division** ....... | 100.0% | OC | Ore | 16.1 | 3.8 | 19.5 | 3.6 | 6.6 | AM/SG |
| | | | % Copper | 2.06% | 2.02% | 2.20% | 1.85% | 1.73% | |
| | | | % Zinc | 5.41% | 3.23% | 5.51% | 5.63% | 5.10% | |
| | | | % Lead | 0.18% | 0.11% | 0.19% | 0.16% | 0.24% | |
| | | | Silver g/t | 60g/t | 31g/t | 60g/t | 42g/t | 73g/t | |

### North Chile

| Name of Operation | Ownership | Mining Method | Commodity | Ore Reserves Proved (Mt) | Ore Reserves Probable (Mt) | Mineral Resources Measured (Mt) | Mineral Resources Indicated (Mt) | Mineral Resources Inferred (Mt) | Competent person* |
|---|---|---|---|---|---|---|---|---|---|
| **Collahuasi** ......... | 44.0% | OC | Sulphide Ore | 347 | 1,868 | 413 | 2,574 | 1,978 | CR/JC |
| (December 08) | | | % Copper | 0.95% | 0.80% | 0.88% | 0.81% | 0.77% | |
| | | | % Molybdenum | 0.02% | 0.03% | 0.02% | 0.03% | 0.03% | |
| | | OC | Oxide & Mixed Ore | 0.02 | 0.03 | 0.02 | 0.03 | 0.03 | CR/JC |
| | | | % Copper | 1.60% | 0.77% | 1.58% | 0.80% | 0.82% | |
| **Lomas Bayas** ....... | 100.0% | | | | | | | | |
| Lomas Bayas I | | OC | Oxide & Mixed Ore | 88.6 | 113.8 | 116.5 | 274.4 | 4.0 | NF |
| | | | % Copper | 0.36% | 0.29% | 0.35% | 0.29% | 0.32% | |
| | | | % Soluble Copper | 0.21% | 0.17% | 0.20% | 0.16% | 0.17% | |
| Lomas Bayas II..... | | OC | Oxide & Mixed Ore | 256.0 | 87.0 | 272.6 | 98.2 | 5.0 | NF |
| | | | % Copper | 0.30% | 0.21% | 0.30% | 0.23% | 0.10% | |
| | | | % Soluble Copper | 0.22% | 0.15% | 0.22% | 0.16% | 0.07% | |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Mineral Resource and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008 unless otherwise stated.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent Person and therefore totals may not add up.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the "2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (The JORC Code)" prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

* Competent Person for Ore Reserve/Competent Person for Mineral Resource; where only one set of initials are listed, the same Competent Person is responsible for both Ore Reserve and Mineral Resource.

**Competent persons:**

AM — Andrianus Moerman, (Association of Professional Engineers of Ontario)

CR — Cristian Rojas, (AusIMM), Employee of Compania Minera Dona Ines de Collahuasi

DG — Dan Gurtler, (AusIMM), Employee of Compania Minera Antamina S.A.

JC — Jorge Camacho, Employee of Compania Minera Dona Ines de Collahuasi

JN — Julio Bruna Novillo, Xstrata Copper, (AusIMM)

LR — Luis Rivera, Xstrata Copper, (AusIMM)

NF — Nicolas Fuster, (AusIMM)

RR — Raul Roco, Xstrata Copper, (AusIMM)

SG — Stuart Gibbins, (Association of Professional Geoscientists of Ontario)

## Copper Projects (other)

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Name of Operation** | **Ownership** | **Mining Method** | **Commodity** | **Proved (Mt)** | **Probable (Mt)** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Competent person*** |
| **El Morro** . . . . . . . . . . . . . | 70.0% | OC | Ore | — | — | 208 | 274 | 34 | RR |
| | | | % Copper | — | — | 0.66% | 0.55% | 0.42% | |
| | | | Gold g/t | — | — | 0.55g/t | 0.53g/t | 0.22g/t | |
| **El Pachon** . . . . . . . . . . . . | 100.0% | OC | Ore | — | — | 69 | 612 | 299 | RR |
| | | | % Copper | — | — | 0.99% | 0.59% | 0.48% | |
| | | | % Molybdenum | — | — | 0.026% | 0.015% | 0.015% | |
| | | | Silver g/t | — | — | 3.58g/t | 2.40g/t | 2.22g/t | |
| **Tampakan** . . . . . . . . . . . . (December 2008) | 62.5% | OC | Ore | — | — | 620 | 860 | 700 | PH |
| | | | % Copper | — | — | 0.71% | 0.58% | 0.5% | |
| | | | Gold g/t | — | — | 0.28g/t | 0.22g/t | 0.2g/t | |
| | | | % Molybdenum | — | — | 0.0081% | 0.0071% | 0.0060% | |
| **Freida River** . . . . . . . . . . (December 2008) | 75.0% | | | | | | | | |
| Nena High Sulfidation | OC | Ore | — | — | — | 37 | 14 | RR | |
| | | | % Copper | — | — | — | 2.67% | 1.80% | |
| | | | Gold g/t | — | — | — | 0.63g/t | 0.42g/t | |
| H-I-T Porphyry. . . . . . . . | | OC | Ore | — | — | — | 90 | 750 | RR |
| | | | % Copper | — | — | — | 0.61% | 0.53% | |
| | | | Gold g/t | — | — | — | 0.37g/t | 0.26g/t | |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Mineral Resource and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008 unless otherwise stated.
- The Measured and Indicated Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent Person and therefore totals may not add up.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

* Competent Person for Ore Reserve / Competent Person for Mineral Resource; where only one set of initials are listed, the same Competent Person is responsible for both Ore Reserve and Mineral Resource.

**Competent persons:**

PH — Phillip Hellman, Hellman & Schofield Pty Ltd, (AIG)

RR — Raul Roco, Xstrata Copper, (AusIMM)

## Nickel Mineral Resource and Ore Reserve Statement

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent person* |
| Australasia | 100.0% | OC/UG | Ore | — | 1.8 | 14.0 | 28.6 | 13.7 | PL/WS |
| | | | % Nickel | — | 3.80% | 0.95% | 0.74% | 0.9% | |
| Falcondo[(a)] | 85.3% | OC | Ore | 34.1 | 33.8 | 29.5 | 37.8 | 5.0 | MAA |
| | | | % Nickel | 1.22% | 1.24% | 1.56% | 1.53% | 1.4% | |
| Koniambo | 49.0% | OC | Ore | 17.2 | 45.3 | 21.2 | 54.4 | 82.7 | MAA/MM |
| | | | % Nickel | 2.50% | 2.36% | 2.54% | 2.45% | 2.5% | |
| Montcalm | 100.0% | UG | Ore | 2.8 | — | 3.0 | — | — | KS/JM |
| | | | % Nickel | 1.26% | — | 1.26% | — | — | |
| | | | % Copper | 0.59% | — | 0.59% | — | — | |
| | | | % Cobalt | 0.05% | — | 0.05% | — | — | |
| Raglan | 100.0% | UG | Ore | 6.3 | 9.3 | 5.6 | 12.0 | 15.0 | TM/BL |
| | | | % Nickel | 2.16% | 2.81% | 2.50% | 2.83% | 3.0% | |
| | | | % Copper | 0.61% | 0.79% | 0.70% | 0.88% | 0.8% | |
| | | | % Cobalt | 0.05% | 0.05% | 0.05% | 0.06% | 0.1% | |
| Sudbury[(b) (c) (d)] | 100.0% | UG | Ore | 1.2 | 6.5 | 6.8 | 5.5 | 13.6 | GP/PB |
| | | | % Nickel | 0.94% | 1.49% | 1.80% | 1.60% | 1.6% | |
| | | | % Copper | 2.90% | 0.76% | 1.24% | 1.11% | 2.0% | |
| | | | % Cobalt | 0.02% | 0.05% | 0.06% | 0.06% | — | |
| Araguaia | 100.0% | OC | Ore | — | — | 16.1 | 89 | 37.6 | MAA |
| | | | % Nickel | — | — | 1.44% | 1.31% | 1.3% | |
| Kabanga | 50.0% | UG | Ore | — | — | — | 23.2 | 28.5 | TB |
| | | | % Nickel | — | — | — | 2.64% | 2.7% | |
| | | | % Copper | — | — | — | 0.36% | 0.4% | |
| | | | % Cobalt | — | — | — | 0.20% | 0.2% | |
| | | | Platinum g/t | — | — | — | 0.19g/t | 0.3g/t | |
| | | | Palladium g/t | — | — | — | 0.20g/t | 0.2g/t | |
| Nickel Rim South | 100.0% | UG | Ore | — | — | 2.76 | 2.46 | 13.0 | GP |
| | | | % Nickel | — | — | 1.65% | 1.48% | 1.4% | |
| | | | % Copper | — | — | 1.10% | 2.42% | 3.1% | |
| | | | % Cobalt | — | — | 0.04% | 0.03% | — | |
| | | | Platinum g/t | — | — | 0.59g/t | 0.91g/t | 2.1g/t | |
| | | | Palladium g/t | — | — | 0.52g/t | 0.92g/t | 2.2g/t | |
| Onaping Depth | 100.0% | UG | Ore | — | — | — | 14.6 | 1.2 | GP |
| | | | % Nickel | — | — | — | 2.52% | 3.6% | |
| | | | % Copper | — | — | — | 1.15% | 1.2% | |
| | | | % Cobalt | — | — | — | 0.06% | 0.1% | |
| | | | Platinum g/t | — | — | — | 0.43g/t | 0.5g/t | |
| | | | Palladium g/t | — | — | — | 0.48g/t | 0.5g/t | |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Mineral Resource and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008 unless otherwise stated.
- The Measured and Indicated Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent Person and therefore totals may not add up.
- The majority of the Mineral Resource and Ore Reserves estimates are prepared in accordance with the "CIM Definition Standards On Mineral Resources and Mineral Reserves", adopted by the CIM Council on 11 December 2005, and the "CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines", adopted by the CIM Council on 23 November 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project.

## Nickel (continued)

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

- The Mineral Resources and Ore Reserves estimates for the Australasian Division presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
- The Mineral Reserve and Resource estimates are compiled and verified by Chester Moore, P. Eng., P. Geo., consultant with Scott Wilson Mining, and external auditor for Xstrata Nickel.
- There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.
- Depending on when production is scheduled, Mineral Reserves and Resources are calculated using a blend of short, medium, or long term metal price assumptions and exchange rates.

* Competent Person for Ore Reserve / Competent Person for Mineral Resource; where only one set of initials are listed, the same Competent Person is responsible for both Ore Reserve and Mineral Resource.

(a) **Falcondo:** Falcondo on care and maintenance since August 2008.

(b) **Sudbury:** The Sudbury total does not contain Nickel Rim South, and Onaping Depth projects.

(c) **Sudbury:** 30 June 2008 Mineral Reserve statement updated to reflect the November 2008 decision to put Craig Mine (Sudbury) on care and maintenance and cease production in June 2009. No Craig Reserves are now included in the Sudbury Reserve figure. Craig Mine Mineral Resource as at 30 June 2008 stood at 1.7 million tonnes of Measured and Indicated Resources at 1.67% Ni, 0.40% Cu, 0.05% Co and 2.0 million tonnes of Inferred Resources at 1.7% Ni, 0.4% Cu, 0.0% Co.

(d) **Sudbury:** 30 June 2008 Mineral Reserve statement updated to reflect the November 2008 decision to place Thayer Lindsley Mine (Sudbury) on care and maintenance and cease production at the end of January 2009. No Thayer Lindsley reserves are now included in the Sudbury reserve figure. Thayer Lindsley Mineral Resoruces at 30 June 2008 stood at 1.9 million tonnes of Measured and Indicated Resources at 1.13% Ni, 1.06% Cu, 0.05% Co and 0.4M tonnes of Inferred Resources at 1.0% Ni, 1.1% Cu, 0.1% Co.

**Competent Persons:**

BL — Bruno Lemelin, Xstrata Nickel, (OIQ)

GP — Gary Potts, Xstrata Nickel, (APGO)

JM — John McDonald, Xstrata Nickel, (P Eng)

KS — Knstan Straub, Xstrata Nickel, (APGO)

MAA — Marc-Antoine Audet, Xstrata Nickel, (APGO)

MM — Monique Moranville, Xstrata Nickel, (OIQ)

PB — Philip Bridson, Xstrata Nickel, (P. Eng)

PL — Peter Langworthy, Xstrata Nickel, (AusIMM)

TB — Trevor Blair, Xstrata Nickel, (OGQ)

TM — Tery Mallinson, Xstrata Nickel, (OGQ)

WS — Wade Stephenson, Xstrata Nickel, (AusIMM)

## Zinc-Lead Mineral Resource and Ore Reserve Statement

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

### Australia

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of Operation | Ownership | Mining Method | Commodity | Proved (Mt) | Probable (Mt) | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Competent person* |
| **Mount Isa** | 100.0% | | | | | | | | |
| Black Star Open Cut . . . . . . . . | | OC | Ore | 12.1 | 20.6 | 26.9 | 5.6 | 5 | JM |
| | | | % Zinc | 5.1% | 5.6% | 5.6% | 5.4% | 5% | |
| | | | % Lead | 2.7% | 4.2% | 3.9% | 3.4% | 4% | |
| | | | Silver g/t | 53g/t | 79g/t | 73g/t | 66g/t | 80g/t | |
| Mount Isa Open Pit — Excl. Black Star . . . . . . . . . . . . . . . | | OC | Ore | — | — | 72.0 | 64.9 | 63 | JM |
| | | | % Zinc | — | — | 4.2% | 4.2% | 4% | |
| | | | % Lead | — | — | 3.6% | 3.5% | 4% | |
| | | | Silver g/t | — | — | 85g/t | 85g/t | 90g/t | |
| **George Fisher** . . . . . . . . . . . . | 100.0% | | | | | | | | |
| George Fisher South (Hilton) Orebodies . . . . . . . . . . . . . . . | | UG | Ore | 13.7 | 5.8 | 25.4 | 14.0 | 15 | MH/LN |
| | | | % Zinc | 8.1% | 8.5% | 9.1% | 9.2% | 9% | |
| | | | % Lead | 5.7% | 5.8% | 6.5% | 6.2% | 6% | |
| | | | Silver g/t | 127g/t | 125g/t | 144g/t | 129g/t | 110g/t | |
| George Fisher North Orebodies . . . . . . . . . . . . . . . | | UG | Ore | 10.6 | 30.5 | 14.5 | 53.3 | 58 | MH/LN |
| | | | % Zinc | 8.8% | 8.3% | 10.3% | 9.1% | 9% | |
| | | | % Lead | 4.6% | 3.9% | 4.9% | 3.9% | 5% | |
| | | | Silver g/t | 88g/t | 70g/t | 94g/t | 68g/t | 80g/t | |
| Handlebar Hill Open Cut (primary). . . . . . . . . . . . . . . . | | OC | Ore | 2.5 | 1.7 | 3.1 | 2.8 | — | JM |
| | | | % Zinc | 7.9% | 5.5% | 7.1% | 4.6% | — | |
| | | | % Lead | 2.8% | 1.8% | 2.4% | 1.5% | — | |
| | | | Silver g/t | 51g/t | 29g/t | 44g/t | 25g/t | — | |
| Handlebar Hill Open Cut (oxide) . . . . . . . . . . . . . . . . . | | OC | Ore | 0.3 | — | 0.3 | — | — | JM |
| | | | % Zinc | — | — | — | — | — | |
| | | | % Lead | 8.1% | — | 8.1% | — | — | |
| | | | Silver g/t | 105g/t | — | 105g/t | — | — | |
| **Lady Loretta** . . . . . . . . . . . . | 75.0% | UG | Ore | — | — | 7.5 | 5.1 | 1.1 | PB |
| | | | % Zinc | — | — | 17.4% | 16.3% | 17% | |
| | | | % Lead | — | — | 6.7% | 4.7% | 5% | |
| | | | Silver g/t | — | — | 105g/t | 84g/t | 86g/t | |
| **Lennard Shelf**[1] . . . . . . . . . . | 50.0% | UG | Ore | 0.2 | — | 0.1 | — | — | PS/SG |
| | | | % Zinc | 11.8% | — | 16.4% | — | — | |
| | | | % Lead | 3.2% | — | 4.4% | — | — | |
| **McArthur River** . . . . . . . . . . | 100.0% | | | | | | | | |
| Open Cut . . . . . . . . . . . . . . . | | OC | Ore | — | 46.3 | 96.8 | 45.2 | — | SP/DH |
| | | | % Zinc | — | 9.7% | 12.0% | 9.0% | — | |
| | | | % Lead | — | 4.3% | 5.1% | 4.5% | — | |
| | | | Silver g/t | — | 43g/t | 50g/t | 44g/t | — | |
| Woyzbun South Zone. . . . . . . . | | UG | Ore | — | — | — | 8.3 | — | SP/DH |
| | | | % Zinc | — | — | — | 14.0% | — | |
| | | | % Lead | — | — | — | 5.6% | — | |
| | | | Silver g/t | — | — | — | 58g/t | — | |

## Zinc-Lead (continued)

*30 June 2008 (total mine basis)*

Tonnage quoted in million metric tonnes

## Canada

| | | | | Ore Reserves | | Mineral Resources | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Name of Operation** | **Ownership** | **Mining Method** | **Commodity** | **Proved (Mt)** | **Probable (Mt)** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Competent person*** |
| **Brunswick Mine** . . . . . . . . . . | 100.0% | UG | Ore | 7.5 | 2.4 | 10.4 | 2.8 | | PB/MV |
| | | | % Zinc | 8.6% | 8.2% | 9.4% | 9.8% | — | |
| | | | % Lead | 3.5% | 3.2% | 3.8% | 4.0% | — | |
| | | | % Copper | 0.4% | 0.3% | 0.4% | 0.3% | — | |
| | | | Silver g/t | 107g/t | 86g/t | 114g/t | 102g/t | — | |
| **Perseverance** . . . . . . . . . . . . . | 100.0% | UG | Ore | 4.9 | 0.1 | 5.1 | — | — | AC |
| | | | % Zinc | 13.6% | 12.1% | 14.2% | — | — | |
| | | | % Copper | 1.0% | 1.2% | 1.1% | — | — | |
| | | | Silver g/t | 30g/t | 36g/t | 30g/t | — | — | |
| | | | Gold g/t | 0.3g/t | 0.3g/t | 0.4g/t | — | — | |

**Definitions:**
OC = open-cut;
UG = underground

Notes:

- The Mineral Resource and Ore Reserve estimates are presented on a total mine basis as at 30 June 2008 unless otherwise stated.
- The Measured and Indicated Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.
- All tonnage and grade information has been rounded to appropriate significant figures as determined by the Competent Person and therefore totals may not add up.
- The estimates of Mineral Resources and Ore Reserves presented in this table have been carried out in accordance with the JORC Code prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

(1) **Lennard Shelf:** Lennard Shelf operations ceased 1 August 2008.

* Competent Person for Mineral Resource / Competent Person for Ore Reserve; where only one set of initials are listed, the same Competent Person is responsible for both Ore Reserves and Mineral Reserves.

**Competent Persons**

AC — A. Côté, Xstrata Zinc, (CCPG)

DH — D. Herbert, AMDAD Pty Ltd, (AusIMM)

JM — J. Moncrieff, Xstrata Zinc, (AusIMM)

LN — L. Neindorf, (AusIMM)

MH — M. Haydon, Xstrata Zinc, (AIG)

MV — M. Verreault, P.Eng., Xstrata Zinc, (APEGNB)

PB — P. Bernard, P.Geo., Xstrata Zinc, (APEGNB)

PS — P. Spurgeon, Lennard Shelf Pty Ltd, (AIG)

SG — S. Goyette, Lennard Shelf Pty Ltd, (APEGNB)

SP — S. Pevely, Xstrata Zinc, (AusIMM)

# Part XI
# Definitions and Glossary of Technical Terms

## Definitions

| | |
|---|---|
| "2006 Rights Issue" | the rights issue conducted by the Company in 2006 in connection with refinancing debt raised to finance the acquisition of Falconbridge (now called Xstrata Canada) |
| "2010 Convertible Bonds" | the 3.95% Guaranteed Convertible Bonds due 2010 issued by Xstrata Capital |
| "2017 Convertible Bonds" | the 4.00% Guaranteed Convertible Bonds due 2017 issued by Xstrata Capital US$ 375,000,000 |
| "2017 Convertible Debenture" | the 4.00% Guaranteed Convertible Debenture due 2017 issued by Xstrata Capital |
| "Acquisition Agreement" | the sale and purchase agreement dated 29 January 2009 between Glencore International, Xstrata (Schweiz) AG and Xstrata Coal South America in relation to the Proposed Acquisition, pursuant to which Glencore has conditionally agreed to sell and the Xstrata Group has conditionally agreed to purchase the entire issued share capital of the Prodeco Target Companies, which is described in Part IV — "Principal Terms of the Proposed Acquisition — Acquisition Agreement" of the Circular (which has been incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference") |
| "Admission" | admission of the New Shares, nil paid and fully paid, to (i) listing on the Official List, and (ii) trading on the London Stock Exchange's main market for listed securities |
| "Alloys Business" | the business of the Xstrata Group comprising its chrome, vanadium and platinum operations as further described in Part II — "Information on the Xstrata Group — Xstrata Alloys summary" |
| "Aluminum Business" | the former business of the Xstrata Group which comprised its aluminium operations |
| "Anglo American" | Anglo American plc |
| "Annual Reports and Accounts" | the annual reports and accounts prepared by Xstrata for the financial years ended 31 December 2005, 31 December 2006 and 31 December 2007 |
| "Antamina" | Compañía Minera Antamina S.A., a company incorporated in Peru with limited liability |
| "Argentine pesos" or "ARS" | the lawful currency of Argentina |
| "ARM" | African Rainbow Minerals Limited, a company incorporated in South Africa with limited liability |
| "ARM Coal" | ARM Coal (Proprietary) Limited, a company incorporated in South Africa with limited liability |
| "Articles" | the articles of association of Xstrata which are described in paragraph 9 of Part IX — "Additional Information — Summary of the memorandum and articles of association of Xstrata and mandatory takeover bids, squeeze-out and sell-out rules" |
| "Asturiana" | Asturiana de Zinc, S.A., a company incorporated in Spain with limited liability |
| "Audit Committee" | the committee described in paragraph 14.2 of Part IX — "Additional Information — Corporate governance and board practices — Audit Committee" |

| | |
|---|---|
| "Australia" | the Commonwealth of Australia |
| "Australian dollars" or "A$" | the lawful currency of Australia |
| "Banks" | Deutsche Bank, JPMorgan Cazenove and J.P. Morgan Securities Ltd. |
| "Batiss" | Batiss Investments Limited |
| "BHP Billiton" | BHP Billiton plc and/or BHP Billiton Limited as the context may require |
| "Bloomberg" | Bloomberg Financial Markets |
| "Board" or "Board of Directors" or "board" or "board of directors" or "Directors" or "Xstrata Directors" | the Executive Directors and Non-Executive Directors of Xstrata as at the date of this Prospectus (save that, where the context requires in Part IX — "Additional Information" of this Prospectus, such terms shall refer to the directors of the Company from time to time or the board of directors of the Company as constituted from time to time) |
| "Business Day" | any day which is not a Saturday, a Sunday or a bank or public holiday in England and Wales or in the Swiss Canton of Zug and Zurich |
| "Call Option" | the proposed option for Glencore to repurchase the Prodeco Business from the Xstrata Group subject to, and in accordance with, the Call Option Agreement |
| "Call Option Agreement" | the option agreement between Glencore International and Xstrata (Schweiz) AG dated 29 January 2009 pursuant to which Xstrata (Schweiz) AG grants an option to Glencore to repurchase the Prodeco Target Companies, which is described in Part IV — "Principal Terms of the Proposed Acquisition — Acquisition Agreement" of the Circular (which has been incorporated by reference into this Prospectus, as described in the section of this Prospectus headed "Relevant Documentation and Incorporation by Reference") |
| "Canada" | Canada, her territories and her possessions |
| "Canadian dollars" or "C$" or "Cdn$" or "CAD" | the lawful currency of Canada |
| "Canadian GAAP" | accounting principles generally accepted in Canada |
| "CCSS" | the CREST Courier and Sorting Service established by Euroclear to facilitate, amongst other things, the deposit and withdrawal of securities |
| "Cerrejón" | the Cerrejón coal mining operation in Colombia carried on by Anglo American, BHP Billiton and Xstrata |
| "Cerrejón Acquisition" | the acquisition, which completed on 12 May 2006, by the Xstrata Group from Glencore of its one-third interest in Cerrejón |
| "Cerrejón Acquisition Agreement" | the sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006, in relation to the Cerrejón Acquisition |
| "Cerrejón Business" | the Xstrata Group's one-third interest in Cerrejón |
| "Cerrejón Circular" | the circular dated 23 March 2006 and issued by the Company in respect of the Cerrejón Acquisition |
| "certificated" or "in certificated form" | an Ordinary Share or other security (as appropriate) not in uncertificated form |
| "Chairman" | the chairman for the time being of Xstrata |

| | |
|---|---|
| "CHF" or "Swiss Francs" | the lawful currency of Switzerland |
| "Chilean pesos" or "CLP" | the lawful currency of Chile |
| "Chrome Business" | the business of the Xstrata Group comprising its chrome operations as further described in Part II — "Information on the Xstrata Group — Xstrata Alloys summary — Chrome and vanadium operations" |
| "Circular" | the circular issued by the Company and dated 2 February 2009 |
| "City Code" | the City Code on Takeovers and Mergers |
| "Closing Date" | the last date for acceptance and payment in full in respect of the Nil Paid Rights |
| "Closing Price" | the closing middle-market price of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange |
| "Club Facility" | the facility under the Club Facility Agreement |
| "Club Facility Agreement" | the facility agreement, details of which are set out in paragraph 21.13.2 of Part IX — "Additional Information — Material contracts — Debt Facilities Agreements — The Club Facility" |
| "Coal Business" | the business of the Xstrata Group comprising the coal operations in Australia, South Africa and Colombia as further described in Part II — "Information on the Xstrata Group — Xstrata Coal summary" |
| "Collahuasi" | Compañía Minera Doña Inés de Collahuasi S.C.M., a company incorporated in Chile with limited liability |
| "Colombian pesos" | the lawful currency of Colombia |
| "Combined Code" | the UK Combined Code on Corporate Governance issued by the Financial Reporting Council and dated June 2008, as amended from time to time |
| "Companies Act" | the Companies Act 2006, as amended, in so far as in force |
| "Companies Act 1985" | the Companies Act 1985, as amended |
| "Companies Acts" | has the meaning ascribed to it in section 2 of the Companies Act |
| "Company" or "Xstrata" | Xstrata plc, a public limited company incorporated in England and Wales |
| "Computershare" or "Registrar" | Computershare Investor Services PLC |
| "Copper Business" | the business of the Xstrata Group comprising the Falconbridge copper operations in Australia, Argentina, Canada, Chile and Peru as further described in Part II — "Information on the Xstrata Group — Xstrata Copper summary" |
| "CREST" | the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which Euroclear is the operator (as defined in the CREST Regulations) |
| "CREST Manual" | the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by Euroclear on 15 July 1996 and as amended since) |
| "CREST member" | a person who has been admitted by Euroclear as a system-member (as defined in the CREST Regulations) |

| | |
|---|---|
| "CREST Regulations" | the Uncertificated Securities Regulations 2001 (SI 2001/3755) |
| "CREST Shareholders" | Shareholders holding Ordinary Shares in uncertificated form |
| "CREST sponsor" | a CREST participant admitted to CREST as a CREST sponsor |
| "CREST sponsored member" | a CREST member admitted to CREST as a sponsored member |
| "Debt Facilities Agreements" | the Club Facility Agreement and the Syndicated Facility Agreement |
| "Deutsche Bank" | Deutsche Bank AG, London Branch |
| "Directors" or "Xstrata Directors" or "Board" or "Board of Directors" or "board" or "board of directors" | the Executive Directors and Non-Executive Directors of Xstrata as at the date of this Prospectus (save that, where the context requires in Part IX — "Additional Information" of this Prospectus, such terms shall refer to the directors of the Company from time to time or the board of directors of the Company as constituted from time to time) |
| "Disclosure and Transparency Rules" | the Disclosure Rules and Transparency Rules of the Financial Services Authority |
| "Duiker" | Duiker Mining (Proprietary) Limited, a company incorporated in South Africa with limited liability |
| "Duiker Group" | Duiker and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "EBIT" | earnings before interest and taxation |
| "EBITDA" | unless otherwise indicated, when used in relation to the Xstrata Group, net profit or loss from continuing operations before interest, tax, depreciation and amortisation and when used in relation to Prodeco, earnings before interest taxation, depreciation and amortisation |
| "ECMP" | Xstrata's independently managed equity capital management programme, under which up to 10% of the issued share capital of Xstrata can be purchased in the market by Batiss, a Guernsey-registered entity owned by a charitable trust, which is independent of the Xstrata Group |
| "Effective Date" | 1 January 2009 |
| "EGM Notice" | the notice of the Extraordinary General Meeting set out at the end of the Circular |
| "Eland" | Eland Platinum Holdings Limited |
| "Eland Acquisition" | the acquisition of Eland by the Xstrata Group |
| "Enex" | Enex Resources Limited (now known as Xstrata Coal Investments Australia Pty Limited), a company incorporated in Australia with limited liability |
| "Enex Group" | Enex and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "Enlarged Group" | the Xstrata Group as enlarged by, if the Proposed Acquisition completes, the Prodeco Business |
| "Enlarged Share Capital" | the issued ordinary share capital of the Company as it will be immediately following the New Shares Issue assuming the maximum number of New Shares are issued under the Rights Issue |

| | |
|---|---|
| "Equity Bridge Facility" | the bridge facility provided under the Equity Bridge Facility Agreement dated 17 May 2006 between, amongst others, Xstrata (Schweiz) AG, Deutsche Bank and JPMorgan Chase in connection with the Xstrata Group's acquisition of Xstrata Canada |
| "Eskom" | Eskom Holding Limited, the South African State-owned electricity utility |
| "EU" | the European Union |
| EURIBOR | Euro Inter Bank Offered Rate |
| "Euro" or "€" | the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended |
| "Euroclear" | Euroclear UK & Ireland Limited, the operator of CREST |
| "ex-rights date" | the date that Existing Shares will be marked "ex-rights" by the London Stock Exchange, expected to be 3 March 2009 |
| "Executive Directors" | the executive Directors of Xstrata |
| "Existing Shares" | the existing issued Ordinary Shares |
| "Extraordinary General Meeting" or "EGM" | the extraordinary general meeting of the Company convened for Monday, 2 March 2009 (including any adjournment thereof), notice of which is set out at the end of the Circular |
| "Falconbridge" | Xstrata Canada Corporation (which changed its name from Falconbridge Limited with effect from 22 October 2007), a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability |
| "Falconbridge Acquisition" | the acquisition of Xstrata Canada by the Xstrata Group |
| "Falconbridge Group" | Xstrata Canada and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "Falcondo" | Falconbridge Dominicana C. por A., a company incorporated in the Dominican Republic with limited liability |
| "Fenoco" | Ferrocarriles del Norte de Colombia S.A. |
| "Financial Services Authority" or "FSA" | the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of admission to listing on the Official List otherwise than in accordance with Part VI of the FSMA |
| "Finges" | Finges Investment BV, a wholly-owned subsidiary of Glencore International |
| "FSMA" | the Financial Services and Markets Act 2000, as amended |
| "Fully Paid Rights" | rights to subscribe for New Shares, fully paid |
| "Glencore" | Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof |
| "Glencore International" | Glencore International AG, a company incorporated in Switzerland and with limited liability |

| | |
|---|---|
| "Glencore Undertaking" | the deed of irrevocable undertakings dated 29 January 2009 between Glencore International, Finges and the Company under which, amongst other things, Finges has irrevocably undertaken to vote its Ordinary Shares in favour of the Rights Issue Resolutions and to take up its entitlements in full under the Rights Issue, details of which are set out in paragraph 21.2 of Part IX — "Additional Information — Material contracts — Glencore Undertaking" |
| "Group" or "Xstrata Group" | Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings which, for the purposes of the section of this Prospectus headed "Summary — Working Capital" and paragraph 23 of Part IX — "Additional Information — Working Capital" only, includes the Prodeco Business (if the Proposed Acquisition completes) |
| "Health, Safety, Environment and Community Committee" or "HSEC Committee" | the committee described in paragraph 14 of Part IX — "Additional Information — Corporate governance and board practices — Health, Safety, Environment and Community Committee" |
| "HMRC" | UK HM Revenue & Customs |
| "IFRS" | International Financial Reporting Standards as adopted by the Council of the EU |
| "Issue Price" | the price of 210 pence per New Share at which each New Share will be offered pursuant to the Rights Issue |
| "Joint Sponsors" | Deutsche Bank and JPMorgan Cazenove |
| "Joint Underwriters" | Deutsche Bank and J.P. Morgan Securities Ltd. |
| "JPMorgan Cazenove" | JPMorgan Cazenove Limited |
| "JPMorgan Chase" | JPMorgan Chase Bank, National Association |
| "J.P. Morgan Securities Ltd." | J.P. Morgan Securities Ltd. acting as underwriter on behalf of its affiliate JPMorgan Cazenove |
| "Jubilee" | Jubilee Mines NL |
| "Jubilee Acquisition" | the acquisition of Jubilee by the Xstrata Group |
| "Kagiso" | Kagiso Trust Investments (Proprietary) Limited, a company incorporated in South Africa with limited liability |
| "KPV" | Kagiso Platinum Venture (Proprietary) Limited, a company incorporated in South Africa with limited liability |
| "Kroner" | the lawful currency of Norway |
| "£" or "Sterling" or "GBP" or "pence" | the lawful currency of the United Kingdom |
| "LIBOR" | London Inter-Bank Offered Rate |
| "LionOre" | LionOre Mining International Ltd. |
| "Listing Rules" | the Listing Rules of the Financial Services Authority |
| "London Stock Exchange" | London Stock Exchange plc |
| "Lonmin" | Lonmin plc, a public limited company incorporated in England and Wales |
| "Lonmin Annual Report and Accounts 2008" | the annual report and accounts prepared by Lonmin for Lonmin's financial year ended 30 September 2008 |

| | |
|---|---|
| "Lonmin Stake Acquisition" | the acquisition by the Xstrata Group of its interest in the issued ordinary share capital of Lonmin |
| "Market Advisory Agreement" | the agreement entered into between the Xstrata Group and Glencore International whereby Glencore International acts as the Xstrata Group's market advisor with respect to export production of coal, as described in Part II — "Information on the Xstrata Group — Relationship with Glencore" |
| "member account ID" | the identification code or number attached to any member account in CREST |
| "Memorandum" | the memorandum of association of Xstrata which is described in paragraph 9 of Part IX — "Additional Information — Summary of the memorandum and articles of association of Xstrata and mandatory takeover bids, squeeze-out and sell-out rules" |
| "Merafe" | Merafe Resources Limited, a company incorporated in South Africa with limited liability |
| "MH" | Mototolo Holdings (Proprietary) Limited, a company incorporated in South Africa with limited liability |
| "MIM" | MIM Holdings Limited, now known as Xstrata Queensland Limited, a company incorporated in Australia with limited liability which was acquired by the Xstrata Group in 2003 |
| "MIM Rights Issue" | the rights issue conducted by Xstrata in 2003 in connection with the acquisition of MIM |
| "Money Laundering Regulations" | the Money Laundering Regulations 2007 (SI 2007/2157) |
| "Moody's" | Moody's Investors Service Ltd |
| "Mototolo Joint Venture" | the unincorporated joint venture in respect of platinum group metal resources in Mpumalanga Province in South Africa, as described in paragraph 21.18 of Part IX — "Additional Information — Material contracts — Mototolo Joint Venture" |
| "MPRDA" | the South African Mineral and Petroleum Resources Development Act 28 of 2002 |
| "MTM instruction" | Many-to-Many instruction |
| "n/a" | not applicable |
| "Narama" | the Narama thermal coal mine |
| "New Shares" | new Ordinary Shares issued in connection with the Rights Issue |
| "New Shares Issue" | the issue of the New Shares in connection with the Rights Issue |
| "Nickel Business" | the business of the Xstrata Group comprising its nickel operations as further described in Part II — "Information on the Xstrata Group — Xstrata Nickel summary" |
| "Nil Paid Rights" | rights to subscribe for New Shares, nil paid, which are expected to be provisionally allotted to all Qualifying Shareholders on the register on the Record Date pursuant to the Rights Issue |
| "Nikkelverk" | Falconbridge Nikkelverk, AS, a company incorporated in Norway with limited liability |

| | |
|---|---|
| "Nominations Committee" | the committee described in paragraph 14 of Part IX — "Additional Information — Corporate governance and board practices — Nominations Committee" |
| "Non-executive Directors" | the non-executive Directors of Xstrata |
| "Noranda" | Noranda Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with limited liability |
| "NorFalco" | NorFalco LLC, a company incorporated in Delaware, United States with limited liability |
| "OECD" | the Organisation for Economic Co-operation and Development |
| "Official List" | the Official List of the Financial Services Authority |
| "Ordinary Shares" | ordinary shares of US$0.50 each in the capital of Xstrata |
| "Overseas Shareholders" | Qualifying Shareholders with registered addresses in, or who are citizens, residents or nationals of, jurisdictions outside the United Kingdom |
| "participant ID" | the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant |
| "Peruvian Sol" | the lawful currency of Peru |
| "PFIC" | a passive foreign investment company as described in paragraph 19 of Part IX — "Additional Information — US taxation" |
| "Preliminary Results" | the unaudited preliminary results for the Xstrata Group for the year ended 31 December 2008 set out in Part III — "Unaudited Preliminary Results for the Xstrata Group for the Year Ended 31 December 2008" of this Prospectus |
| "Prodeco" | the Prodeco coal mining operation (and associated infrastructure) in Colombia carried on by the Prodeco Operating Companies and Fenoco |
| "Prodeco Business" | Glencore's interests in Prodeco held through the Prodeco Target Companies which, subject to the terms and conditions of the Acquisition Agreement, will be acquired by the Xstrata Group |
| "Prodeco Closing" | the completion of the sale and purchase of the shares in the Prodeco Target Companies in accordance with the provisions of the Acquisition Agreement |
| "Prodeco Closing Date" | the date on which Prodeco Closing occurs |
| "Prodeco Operating Companies" | C.I. Prodeco S.A., Carbones de La Jagua S.A., Carbones el Tesoro S.A., Consorcio Minero Unido, S.A. and Carbones de la Loma S.A. |
| "Prodeco Target Companies" | Chestfield Coal Resources Limited, Tikolan Limited, Simkana Limited, Merani Holding Limited and Wichita Holding Limited |
| "Proposed Acquisition" | the proposed acquisition by the Xstrata Group of the Prodeco Business pursuant to the Acquisition Agreement and the proposed option for Glencore to repurchase the Prodeco Business from the Xstrata Group pursuant to the Call Option Agreement |
| "Proposed Acquisition Resolution" | the Resolution numbered 1 in the EGM Notice, relating to the Proposed Acquisition |
| "Prospectus" or "this Prospectus" | this prospectus issued by Xstrata in respect of the Rights Issue (together with any supplements or amendments thereto) |

| | |
|---|---|
| "Prospectus Rules" | the rules made for the purposes of Part VI of the FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004 |
| "Provisional Allotment Letter" or "PAL" | the provisional allotment letter representing Nil Paid Rights or Fully Paid Rights expected to be issued to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, Australia, Canada, Japan or South Africa) |
| "PSV" | the pooling and sharing venture between Xstrata South Africa and Merafe |
| "Qualified Institutional Buyer" or "QIB" | a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act |
| "Qualifying CREST QIB Shareholders" | Qualifying CREST Shareholders who are QIBs |
| "Qualifying CREST Shareholders" | Qualifying Shareholders holding Ordinary Shares in uncertificated form |
| "Qualifying Non-CREST QIB Shareholders" | Qualifying Non-CREST Shareholders who are QIBs |
| "Qualifying Non-CREST Shareholders" | Qualifying Shareholders holding Ordinary Shares in certificated form |
| "Qualifying Shareholders" | Shareholders on the register of members of Xstrata on the Record Date |
| "Rand" or "ZAR" | the lawful currency of South Africa |
| "Record Date" | 5.00 p.m. London time (6.00 p.m. Central European time) on 27 February 2009 |
| "Regulation S" | Regulation S under the Securities Act |
| "Regulatory Information Service" | one of the regulatory information services authorised by the Financial Services Authority to receive, process and disseminate regulatory information from listed companies |
| "Relationship Agreement" | the agreement dated 20 March 2002 between Xstrata and Glencore International, details of which are provided in Part II — "Information on the Xstrata Group — Relationship with major Shareholder" |
| "Remuneration Committee" | the committee described in paragraph 14 of Part IX — "Additional Information — Corporate governance and board practices — Remuneration Committee" |
| "Resolutions" | the resolutions set out in the EGM Notice |
| "Resource Pacific" | Resource Pacific Holdings Limited |
| "Rights Issue" | the offer by way of rights to Qualifying Shareholders to subscribe for New Shares, on the terms and subject to the conditions set out or referred to in Part VII — "Use of Proceeds and Terms and Conditions of the Rights Issue" and, in the case of Qualifying Non-CREST Shareholders only, the Provisional Allotment Letter |
| "Rights Issue Resolutions" | the Resolutions excluding the Proposed Acquisition Resolution |
| "Rothschild" | N M Rothschild & Sons Limited |
| "RPM" | Rustenburg Platinum Mines Limited, a company incorporated in South Africa with limited liability |

| | |
|---|---|
| "Rule 144A" | Rule 144A under the Securities Act |
| "S&P" | Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. |
| "SEC" | United States Securities and Exchange Commission |
| "Securities Act" | the US Securities Act of 1933, as amended |
| "Senior Executives" | the members of senior management of Xstrata set out in Part VI — "Directors and Senior Management of Xstrata" |
| "Shareholders" | holders of Ordinary Shares |
| "SIX" | SIX Swiss Exchange Ltd |
| "SIX SIS" | SIX SIS Ltd |
| "SIX SIS System" | the system and/or facilities of SIS for the settlement of transactions in securities |
| "South Africa" | the Republic of South Africa |
| "stock account" | an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited |
| "Swiss Admission" | the commencement of dealings in New Shares on the SIX |
| "Swiss Banks" | Credit Suisse, UBS AG, Zürcher Kantonalbank and certain other Swiss banks who are all SIX SIS account holders and through which certain Swiss Shareholders hold their interests in Ordinary Shares |
| "Syndicated Facility" | the facility under the Syndicated Facility Agreement |
| "Syndicated Facility Agreement" | the facility agreement, details of which are set out in paragraph 21.13.1 of Part IX of the Prospectus — "Additional Information — Material contracts — Debt Facilities Agreement — The Syndicated Facility" |
| "Teck Cominco" | Teck Cominco Limited, a corporation incorporated under the laws of Canada with limited liability |
| "Tintaya" | Xstrata Tintaya S.A. (formerly BHP Billiton Tintaya S.A.), a company incorporated under the laws of Peru with limited liability |
| "Tintaya Acquisition" | the acquisition, which completed on 21 June 2006, by the Xstrata Group of 99.981% of the issued and outstanding shares of Tintaya |
| "Trilon" | Trilon International Inc., a subsidiary of Brookfield |
| "UK GAAP" | accounting principles generally accepted in the United Kingdom |
| "uncertificated" or "in uncertificated form" | recorded on the register of members as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST |
| "Underwriting Agreement" | the underwriting agreement dated 29 January 2009 between Xstrata and the Banks described in paragraph 20 of Part IX — "Additional Information — Summary of the terms of the Underwriting Agreement" |
| "United Kingdom" or "UK" | the United Kingdom of Great Britain and Northern Ireland |
| "United States" or "US" or "USA" | the United States of America, its territories and possessions and any state of the United States and the District of Columbia |
| "US dollars" or "US Dollars" or "US$" or "$US" or "cents" | the lawful currency of the United States |

| | |
|---|---|
| "US$m" | millions of US Dollars |
| "Vale" | Companhia Vale do Rio Doce |
| "Vanadium Business" | the business of the Xstrata Group comprising the mining, production and conversion of vanadium as further described in Part II — "Information on the Xstrata Group — Xstrata Alloys — Vanadium operations" |
| "Xstrata" or the "Company" | Xstrata plc, a public limited company incorporated in England and Wales |
| "Xstrata AG" | Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger |
| "Xstrata AG Share Schemes" | the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger) |
| "Xstrata Annual Report and Accounts 2005" | the annual report and accounts prepared by Xstrata for the financial year ended 31 December 2005 |
| "Xstrata Annual Report and Accounts 2006" | the annual report and accounts prepared by Xstrata for the financial year ended 31 December 2006 |
| "Xstrata Annual Report and Accounts 2007" | the annual report and accounts prepared by Xstrata for the financial year ended 31 December 2007 |
| "Xstrata Alloys" | the Alloys Business |
| "Xstrata AVP" | the Xstrata Added Value Incentive Plan, which is described in paragraph 13.3 of Part IX — "Additional Information — Details of the Xstrata Share Schemes — The Xstrata AVP" |
| "Xstrata Canada" | Xstrata Canada Corporation (which changed its name from Falconbridge Limited with effect from 22 October 2007), a corporation amalgamated under the laws of the Province of Ontario, Canada with limited liability |
| "Xstrata Canada Group" | Xstrata Canada and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings |
| "Xstrata Capital" | Xstrata Capital Corporation A.V.V., a company incorporated in Aruba with limited liability |
| "Xstrata Coal" | the Coal Business |
| "Xstrata Coal Marketing" | Xstrata Coal Marketing AG, a company incorporated in Switzerland with limited liability |
| "Xstrata Coal South America" | Xstrata Coal South America Ltd., a company incorporated in Bermuda with limited liability |
| "Xstrata Copper" | the Copper Business |
| "Xstrata Group" or "Group" | Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings which, for the purposes of the section of this Prospectus headed "Summary — Working Capital" and paragraph 23 of Part IX — "Additional Information — Working Capital" only, includes the Prodeco Business (if the Proposed Acquisition completes). |

| | |
|---|---|
| "Xstrata Group Ore Reserves and Mineral Resources Report" | the Ore Reserves and Mineral Resources Report published by Xstrata on 29 January 2009, from which certain information has been extracted and included in Part X — "Summary Ore Reserves and Mineral Resources Information |
| "Xstrata IPO" | the initial public offering of Ordinary Shares in Xstrata plc announced on 20 March 2002 |
| "Xstrata LTIP" or "LTIP" | the Xstrata Long Term Incentive Plan |
| "Xstrata Merger" | the merger of Xstrata AG and Xstrata on 25 March 2002 pursuant to which Xstrata became the ultimate holding company of the Xstrata Group |
| "Xstrata Nickel" | the Nickel Business |
| "Xstrata plc Half-Yearly Report 2008" | the unaudited interim report of Xstrata for the six-month period ended 30 June 2008 |
| "Xstrata Process Support" | Process Support (previously known as the Metallurgical Technology Group), an expert group based in Sudbury (Ontario) Canada and at various Xstrata operating sites around the world, which works with all of Xstrata's commodity businesses and a number of external clients |
| "Xstrata (Schweiz) AG" | Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability |
| "Xstrata Share Schemes" | the Xstrata LTIP, the Xstrata AVP, the Xstrata AG Share Schemes, the option granted to Mr Davis in September 2001 and the option granted to Mr Reid in January 2002 |
| "Xstrata South Africa" | Xstrata South Africa (Proprietary) Limited, a company incorporated in South Africa with limited liability |
| "Xstrata Technology" | Xstrata Technology, a member of the Xstrata Group which develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries |
| "Xstrata Zinc" | the Zinc Business |
| "Zinc Business" | the business of the Xstrata Group comprising the Falconbridge zinc mining, smelting and concentrate operations as further described in Part II — "Information on the Xstrata Group — Xstrata Zinc summary" |

## Glossary of Technical Terms

| | |
|---|---|
| "anode" | a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process |
| "anthracite" | a hard coal containing a high percentage of fixed carbon and a low percentage of volatile material |
| "attributable production" | that part of mine or operation production in which the relevant person has an economic interest. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners |
| "attributable sales" | that part of sales from a mine or operation in which the relevant person has an economic interest. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners |
| "bankable feasibility study" | a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production |
| "bituminous" | a measure of coal rank. It is a measure of the degree of metamorphosis or change from the original plant or vegetative state |
| "blister copper" | a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes |
| "brownfield" | brownfield development projects are expansions to existing operations with proximity to existing infrastructure and known geological composition |
| "BTU" | British Thermal Unit |
| "calorific value" | the heat of combustion of a unit quantity of coal. It is expressed in British Thermal Units per pound (BTU/lb), kilocalories per kilogramme (kcal/kg) or mega joules per kilogramme (MJ/kg). The gross calorific value includes all heat of vaporisation of water. Net calorific value assumes that all water is in the vapour phase |
| "capacity" | the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions |
| "care and maintenance" | the state of a mine or other facility that is not in current use, although it is kept in good condition to enable it to be brought back into service |
| "cathode" | a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process |
| "CGG" | continuous galvanising grade, zinc ingot |
| "char" | a substance which has been burned to charcoal or carbon |
| "chromite" | $FeCr_2O_4$, the principal chromium ore |
| "chromitite" | a rock composed chiefly of chromite |

| | |
|---|---|
| "CIM Definition Standards on Mineral Resources and Reserves" | standards for the classification of MRMR estimates into various categories. The category to which a resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data. The CIM Definition Standards on Mineral Resources and Reserves were approved by the Canadian Institute of Mining, Metallurgy and Petroleum on 20 August 2000, and updated on 14 November 2004, for the reporting of exploration information, mineral resources and mineral reserves in Canada and are incorporated by reference into NI 43-101 |
| "CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" | guidelines intended to assist a Qualified Person in the planning, supervision, preparation and reporting of MRMR estimates. All MRMR estimation work from which public reporting will ensue must be designed and carried out under the direction of a Qualified Person in accordance with NI 43-101. Disclosure of MRMR estimates is to be made in accordance with industry standard definitions approved by the Canadian Institute of Mining, Metallurgy and Petroleum which have been incorporated by reference into NI 43-101 |
| "coal mine" | an operating mine producing coal |
| "coke" | bituminous coal from which the volatile components have been removed |
| "coking coal" | coal used to create coke — which is consumed in the steel reduction process |
| "COMEX" | The New York Commodity Exchange |
| "Competent Person" | a person who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy or of the Australian Institute of Geoscientists, or of a 'Recognised Overseas Professional Organisation' (ROPO) included in a list promulgated from time to time |
| "concentrate" | material that has been processed to increase the content of contained material or mineral relative to the contained waste |
| "cost curve" | a graphic representation in which the total production volume of a given commodity across the relevant industry is arranged on the basis of average unit costs of production from lowest to highest to permit comparisons of the relative cost positions of particular production sites, individual producers or groups of producers across the world or within a given country or region |
| "CPT" | carriage paid to |
| "dilution" | the contamination of ore with barren wall rock. The assay of the ore after mining is frequently lower than when sampled in place |
| "dmt" | dry metric tonnes |
| "doré" | a gold-silver alloy, an intermediate product from certain gold mines |
| "ferrochrome" | an alloy of iron and chromium primarily used as an input to stainless steel making |
| "ferronickel" | an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained |
| "ferrovanadium" | an alloy of iron and vanadium |
| "FOB" | free on board |

| | |
|---|---|
| "grade" | the quality of an ore, alloy or metal, usually expressed as a percentage of the primary element |
| "greenfield" | greenfield development projects are expansions to areas where the Enlarged Group does not currently operate |
| "Indicated Mineral Resource" or "indicated mineral resource"(1) | that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed |
| "Inferred Mineral Resource" or "inferred mineral resource"(1) | that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability |
| "inferred resources" | a mineral resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability |
| "JORC Code" | the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves |
| "kg" | Kilogramme |
| "lb" | Imperial pound, equivalent to 0.4536 kilogrammes |
| "LBM" | London Bullion Market |
| "LME" | London Metal Exchange |
| "longwall" | mining method in which a coal face is mined using a shearer mounted on an armoured chain conveyor that runs along the full length of the coal face. Hydraulic jacks support the roof over the worked-out area. As the longwall face advances, the roof behind the jacks is allowed to cave |
| "managed", "managed basis" or "managed tonnage basis" | in respect of the Coal Business's operations, the commodities managed by the Coal Business on a total mine basis in respect of those mines that the Group operates and manages regardless of the Group's attributable interest in them, except for the Douglas/Tavistock joint venture managed by Ingwe Collieries Limited in respect of which only the Group's attributable interest of 16% is included |
| "matte" | a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals |
| "Measured Mineral Resource" or "measured mineral resource"(1) | that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity |

| | |
|---|---|
| "mill" | a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals |
| "mineral reserve"[(1)] | economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined |
| "Mineral Resource" or "mineral resource" [(1)] | a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. |
| "mineral rights" | the ownership of the minerals on or under a given surface with the right to remove the said minerals |
| "MRMR" | mineral resource and mineral reserve |
| "Mt" | million tonnes |
| "Mtpa" | million tonnes per annum |
| "NI 43-101" | Canadian National Instrument 43-101 — "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators |
| "open cut" or "open pit" or "opencast" | method of mining where overlying strata overburden is removed, and ore is extracted directly, without the use of underground workings as the primary means of extraction |
| "ore" | a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction commercially profitable |
| "Ore Reserve" or "ore reserve" | the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves. |
| "oz" | troy ounces |
| "PCI coals" | pulverised coal injection coals |
| "PGM" or "platinum group metals" | platinum, palladium, rhodium and related metals present in some nickel/copper ores |
| "pillar" | a portion of a metal or coal deposit left in place in an underground mine to provide support for the roof |
| "plant" | fixed or moveable equipment required in the process of winning or processing the ore |

| | |
|---|---|
| "pound" | Imperial pound, equivalent to 0.4536 kilogrammes |
| "probable reserves" | measured and/or indicated resources which are not yet proven but of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions |
| "project" | a deposit which is in the pre-operating phase of development and, subject to capital investment, feasibility investigations, statutory and management approvals and business considerations, may be commissioned as a mine |
| "prospecting permit" | permission to prospect for minerals from a mineral rights area |
| "Proved Ore Reserve" or "proved ore reserve" | the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified |
| "Qualified Person"(1) | defined in NI 43-101 as "an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association" |
| "recoverable reserves" or "recovery" | where relating to coal, the tonnages of in-situ reserves that are expected to be recovered. i.e. that portion of the seam which will be extracted |
| "reductant" | an additive used specifically to drive off oxygen in a metallurgical conversion process |
| "reef" | a layer, vein or lode containing economic mineralisation |
| "refinery" | a plant where concentrates or matte are processed into one or more refined metals |
| "Reserves" or "reserves" | those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable |
| "Resources" or "resources" | all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences |
| "rights" or "surface rights" | the ownership of the surface land under which minerals occur |
| "ROM" or "ROM reserves" or "Run of Mine reserves" or "run-of-mine reserves" | as mined reserves, taking into account geological losses, mining losses, contamination and as mined moisture adjustments |
| "royalty" | a share of the product or profit reserved by the owner for permitting another to exploit the property |
| "SAMREC Code" | South African Code for Reporting of Mineral Resources and Mineral Reserves |

| | |
|---|---|
| "shaft" | a vertical or inclined excavation, commonly from the surface, of limited cross-sectional area compared to its depth. It is used for mining, draining water, ventilation, lowering and hoisting men, product and waste and lowering materials |
| "SHG" | special high grade, zinc ingot of 99% purity |
| "slag" | the waste material left after metal has been smelted |
| "smelter" | a plant in which concentrates are processed into an upgraded product |
| "smelting" | thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities speared as lighter slag |
| "Söderberg" | a type of electrode used for smelting in electric furnaces |
| "spot price" | the current price of a metal for immediate delivery |
| "subsidence" | the sinking or settling of material, especially over an underground mining operation |
| "SX-EW" | Solvent extraction-electrowinning is a metallurgical technique, applied to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis |
| "tailings" | finely ground rock from which valuable minerals have been extracted by milling |
| "thermal coal" | coal used in generating steam for electricity production |
| "t" or "tonne" | metric tonne, 1,000 kilogrammes, equivalent to 2,204.62 pounds |
| "tonnage" | number of tonnes |
| "tpa" | tonnes per annum |
| "UG2" | a chromitite layer in the Bushveld Complex in Mpumalanga, South Africa, which contains concentrations of PGM |
| "$V_2O_5$" | vanadium pentoxide |
| "waste" | rock lacking sufficient grade and/or other characteristics or ore to be economic |
| "wmt" | wet metric tonnes |
| "zinc concentrate" | product of flotation process typically ranging in zinc content between 45% and 60% |

Note:

(1) NI 43-101 definitions